Form 10-K, Exhibit 13
period 1994-04-30
SMUCKER J M CO
filed 1994-07-15
CIK 91419

                                                                                                                Exhibit 13
Five Year Summary of Selected Financial Data
- - ---------------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                            1994            1993            1992            1991            1990
- - ---------------------------------------------------------------------------------------------------------------------------
                                                (Dollars in thousands, except per share data)
- - ---------------------------------------------------------------------------------------------------------------------------
Statement of Income:
  Net sales                                     $511,525        $491,309        $483,472        $454,976        $422,357
  Income before cumulative effect
   of change in accounting method                 30,498          37,399          34,118          31,744          30,177
  Net income                                      30,498          32,945          34,118          31,744          30,177
- - ---------------------------------------------------------------------------------------------------------------------------
Financial Position:
  Long-term debt                                  48,558             887           3,827           4,267           4,277
  Total assets                                   378,641         294,811         277,768         252,429         224,840
- - ---------------------------------------------------------------------------------------------------------------------------
Other Data:
Per Common Share:
  Income before cumulative effect
   of change in accounting method                   1.05            1.27            1.16            1.07            1.03
  Net income                                        1.05            1.12            1.16            1.07            1.03
Dividends declared per Common Share:
  Class A                                            .47             .43             .39             .35             .28
  Class B                                            .47             .43             .39             .35             .28
- - ---------------------------------------------------------------------------------------------------------------------------

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 1994 and 1993.  Results of 1993 reflect the adoption of the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions" (SFAS 106), retroactive to May 1, 1992.

                                                                                                        Income per Common Share
                                                                                                  -----------------------------
                                                                       Income Before              Before Cumulative
                                                                      Cumulative Effect            Effect of Change
         Quarter          Net                    Gross                  of Change in       Net       in Accounting       Net
          Ended          Sales                   Profit               Accounting Method  Income         Method          Income
- - -------------------------------------------------------------------------------------------------------------------------------
1994    July 31         $118,255                $ 43,876                $ 8,907         $ 8,907         $ .31           $ .31
        October 31       138,426                  49,940                 10,422          10,422           .35             .35
        January 31       120,616                  43,662                  7,387           7,387           .26             .26
        April 30         134,228                  47,992                  3,782           3,782 (1)       .13             .13 (1)
- - -------------------------------------------------------------------------------------------------------------------------------
1993    July 31         $124,781                $ 43,427                $ 9,513         $ 5,059         $ .32           $ .17
        October 31       133,864                  47,312                 10,262          10,262           .35             .35
        January 31       110,367                  40,559                  7,297           7,297           .25             .25
        April 30         122,297                  46,081                 10,327          10,327           .35             .35
- - -------------------------------------------------------------------------------------------------------------------------------

(1) Includes charge of $2.3 million ($.08 per share) relating to the write-off of goodwill associated with a foreign subsidiary.

                                                                                                                Exhibit 13
Stock Price Data

The Company's Class A and Class B Common Shares are listed on the New York Stock
Exchange--ticker symbols SJMA and SJMB, respectively.  The table below presents the high and low market prices for the shares and the quarterly dividends declared.  The number of Class A and Class B shareholders of record as of June 24, 1994, was 7,159 and 5,308, respectively.


                        Class A Common Shares                                           Class B Common Shares
- - ------------------------------------------------------------------------------------------------------------------------------
       Quarter Ended     High            Low          Dividends       Quarter Ended      High             Low        Dividends
- - ------------------------------------------------------------------------------------------------------------------------------
1994    July 31         $27.00          $21.50          $ .115          July 31         $24.625         $20.00          $ .115
        October 31       25.25           20.50            .115          October 31       23.125          19.375           .115
        January 31       25.50           20.75            .115          January 31       23.00           20.125           .115
        April 30         25.50           21.75            .125          April 30         22.75           21.25            .125
- - ------------------------------------------------------------------------------------------------------------------------------
1993    July 31         $30.875         $25.00          $ .105          July 31         $28.25          $22.875         $ .105
        October 31       31.00           26.75            .105          October 31       29.00           25.625           .105
        January 31       32.875          26.625           .105          January 31       29.00           24.625           .105
        April 30         29.00           23.875           .115          April 30         27.25           22.75            .115
- - ------------------------------------------------------------------------------------------------------------------------------

                                                                      Exhibit 13
REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
The J. M. Smucker Company


We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1994, in conformity with generally accepted accounting principles.
  As discussed in Notes E and G to the consolidated financial statements, in 1993 the Company changed its methods of accounting for income taxes and postretirement benefits other than pensions.


/s/  ERNST & YOUNG

Akron, Ohio
June 8, 1994

Management's Discussion and Analysis

Results of Operations

Comparison of 1994 with 1993

The Company posted record sales in 1994 of $511,525,000, an increase of 4% over the 1993 level of $491,309,000. The inclusion of results from Canada Group East and "Mrs. Smith's" since their respective dates of acquisition accounted for the growth.

Total dollar sales within the Consumer business area were down slightly from last year. The most significant decline was in the price-competitive, warehouse club store market where the recent consolidations among the major chains in the market have resulted in a loss of previous distribution. Within the grocery market, volume declines in traditional fruitspreads and peanut butter were somewhat offset by modest price increases on assorted items and increased tonnage of "Simply Fruit" and "Low Sugar" fruitspreads, and dessert toppings. The growth in the toppings area was primarily due to the successful introduction of "Sundae Syrups" in various regions throughout the United States. In the Company's beverage business, the recent introduction of "Smucker Coolers" in the second half of the year helped build momentum and permitted the beverage business to realize a modest increase over last year.

Sales within the International area were up nearly 50% over last year despite the negative impact of foreign exchange rates. Had exchange rates remained constant with fiscal 1993, sales would have been approximately 6% higher. All of the increase in the International area occurred in the Canadian market as a result of expanding the pre-acquisition Canadian business, now known as Canada Group West, along with the previously mentioned Group East acquisition. The Latin American market more than doubled sales as the Company continued its effort to develop the "Smucker" fruitspread business in Mexico and other Latin America markets. In the Australasian market, overall volume was down from last year due to a poor apricot crop, which impacted fruit sales in the foodservice and commercial markets, and to management's decision to phase out low emphasis products. The business in Elsenham, England continues to fall short of management's expectations, and the Company will continue to explore alternatives for improvement during fiscal 1995.

In the Industrial business area, sales of formulated fruit products to other consumer products companies realized another year of growth as the introduction of several new products and the addition of new customers helped to broaden the base of the formulated market. Overall Industrial sales were down a modest 2% as a result of the Company's decision to eliminate certain unprofitable frozen fruit product lines.

The Company's Foodservice business, which services restaurants, hotels, and other institutional customers, experienced another good year with volume growth in the core business items of portion control and traditional fruitspreads.

In the Specialty Foods area, the smallest of the Company's business areas, intense price competition and an overall decline in demand for gift items resulted in a decrease in sales of 8% from the previous year.

Net income for 1994 was $30,498,000 or $1.05 per share compared to last year's $32,945,000 or $1.12 per share (after recognizing the impact of the accounting change for postretirement benefits). The majority of the year-to-year shortfall was attributed to two items - significant introductory advertising expenditures in April for "Mrs. Smith's" new "SmartStyle" line of thaw-and-serve desserts, and a decision by the Company to write off the remaining $2,326,000 of goodwill associated with the Company's purchase of its Elsenham Quality Foods Ltd. subsidiary in England.

The Company's gross profit was up slightly as a percentage of sales over last fiscal year. Excluding the impact of the Company's two acquisitions, which operated at lower profit margins than the Company's average, the gross profit of the existing business realized approximately a one percent increase in the profit margin percentage.

Selling, distribution, and administrative costs increased at a greater rate than sales, mostly due to increased spending in the marketing area. As mentioned above, the Company chose to execute an advertising program supporting the introduction of the "SmartStyle" frozen dessert line. This program had been planned prior to the purchase date. Additional marketing expenses were incurred in support of the introduction of two new "Smucker" products, "Sundae Syrups" and "Super Spreaders". The write-off of the Elsenham goodwill also contributed to the overall increase in costs.

The use of cash to partially finance the Company's acquisitions resulted in lower balances for investing purposes. As a result, interest income was down compared to prior year. The impact of lower interest rates throughout most of the year also contributed. Interest expense increased as a result of the debt financing associated with the "Mrs. Smith's" acquisition and a reduction in the amount of capitalized interest. The borrowed amount was $48,048,000 at April 30, 1994.

The Company's effective tax rate increased to 42.2% from 39.2% in 1993 due to an increase in the federal statutory tax rate and an increase in items that are not deductible for tax purposes, notably, the write-off of the Elsenham goodwill.

Comparison of 1993 with 1992


During 1993 net sales increased $7,837,000 or approximately 2% over 1992. Although this growth rate was somewhat below recent years, earnings increased 10% over fiscal 1992 before the cumulative effect of adopting SFAS 106.

Volume growth in the Industrial, Specialty Foods, and Foodservice strategic business areas accounted for the sales increase. Within the Industrial area, strong sales of fruit-based ingredients to other consumer products companies were responsible for the growth, continuing last year's trend. The Specialty Foods area realized the largest percentage increase in sales of any business area as the Company continued to focus on expanding branded products within this segment. Volume gains in portion control, fruit spread, and dessert topping items contributed to the growth in Foodservice.

Total sales in the Consumer area were essentially flat during the year as overall fruitspread volume remained constant with 1992 levels, despite share of market gains. Within the grocery market, sales of the Company's "Simply Fruit" product rebounded from 1992 to post strong growth in the highly competitive "fruit-only" category. Sales of toppings also grew, helping to offset a downturn in peanut butter sales. The Company realized substantial sales growth in its warehouse club store and mass retail markets while a general softness in the health and natural foods market contributed to a decline in sales of fruit juice and beverage products.

In the International area, sales fell below 1992 results due to declining exchange rates, economic conditions, and competitive activity. Conscious decisions to de-emphasize sales of some lower margin items also contributed.
In Canada, U.S. dollar sales were comparable to last year as higher distribution and introduction costs hindered market expansion. In the Australasia market, sales increased as the Henry Jones Foods organization assumed responsibility for "Smucker" brands in the Pacific Rim region. In the United Kingdom, performance fell below expectations due to a soft economy, weak pound sterling, and stiff competition.

Cost of products sold decreased as a percentage of net sales as the Company benefited from lower costs on several key fruits and other raw materials and from improved efficiencies at its manufacturing facilities. In addition, there was continued focus on cost reduction efforts company-wide.

Selling, distribution, and administrative costs increased at a rate consistent with sales, as higher selling and merchandising costs were partially offset by marketing expenditures which remained at fiscal 1992 dollar levels. Corporate administrative expenses increased slightly as a percent of net sales.

Interest income was down from last year due to lower interest rates in the market and a decrease in interest income earned from other sources. Interest expense decreased due to the absence of short-term borrowing during the year and the early retirement of a portion of long-term debt.

The increase in income taxes was consistent with the pre-tax income increase. The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" during the fourth quarter, retroactive to May 1, 1992. The cumulative effect of the adoption of this statement did not have a material impact on the Company's results.

CAPITAL RESOURCES AND LIQUIDITY

The Company continues to maintain a strong financial position as growth has been financed through a balance of internally generated funds and limited debt. Although the cash balance at April 30, 1994 has declined from last year due to the impact of acquisitions, cash provided from operations was a positive $55,172,000. In addition to the acquisitions, capital expenditures of $18,707,000 and the payment of dividends represented the greatest uses of cash during the year. Dividends declared on all Common Shares rose 8% to $13,642,000 or $.47 per share.


In April 1994, the Company replaced its existing lines of credit with a three-year revolving credit agreement. Under the agreement, the Company can borrow up to $125,000,000 to meet future working capital or growth requirements. With the exception of borrowing to finance a portion of the Mrs. Smith's acquisition, the Company has been able to meet all other cash requirements either through short-term borrowings or internally generated funds.


Based on projected cash flows for 1995, the Company expects additional borrowing against its revolving credit agreement. The anticipated acquisition of the "After The Fall" beverage business during the first quarter of fiscal 1995, along with seasonal purchases of fruit during the summer months, will result in a substantial increase in borrowing during the first two quarters of fiscal 1995. Debt balances are expected to return to levels consistent with April 30, 1994 by the end of the year. Capital expenditures of $20,450,000 are expected for 1995 as the Company continues to focus on modernization and expansion of its facilities. The Company expects the combination of cash provided from operations and borrowings available under the revolving credit agreement to be sufficient to meet all cash requirements in fiscal 1995.

                                                                                                                      Exhibit 13


Statements of Consolidated Income
The J. M. Smucker Company


_________________________________________________________________________________________
                                          (Dollars in thousands, except per share data)
- - -----------------------------------------------------------------------------------------
Year Ended April 30,                                     1994        1993        1992
- - -----------------------------------------------------------------------------------------
Net sales                                              $511,525    $491,309    $483,472

Cost of products sold                                   326,055     313,930     314,133
- - -----------------------------------------------------------------------------------------
Gross Profit                                            185,470     177,379     169,339

Selling, distribution, and administrative expenses      134,688     117,641     114,888
- - -----------------------------------------------------------------------------------------
Operating Income                                         50,782      59,738      54,451

Interest income                                           1,147       1,508       1,510

Other income-net                                          1,314         609         568
- - -----------------------------------------------------------------------------------------
                                                         53,243      61,855      56,529

Interest expense                                            520         385         446
- - -----------------------------------------------------------------------------------------

Income Before Income Taxes and Cumulative Effect of
Change in Accounting Method                              52,723      61,470      56,083

Income taxes                                             22,225      24,071      21,965
- - -----------------------------------------------------------------------------------------

Income Before Cumulative Effect of Change in
Accounting Method                                        30,498      37,399      34,118
- - -----------------------------------------------------------------------------------------

Cumulative effect of change in accounting method
for postretirement benefits other than pensions -
net of tax benefit of $2,704                                ---      (4,454)        ---
- - -----------------------------------------------------------------------------------------

Net Income                                             $ 30,498    $ 32,945    $ 34,118
- - -----------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------

Income per Common Share Before Cumulative
Effect of Change in Accounting Method                  $   1.05    $   1.27    $   1.16
- - -----------------------------------------------------------------------------------------

Cumulative effect of change in accounting method            ---        (.15)        ---
- - -----------------------------------------------------------------------------------------

Net Income per Common Share                            $   1.05    $   1.12    $   1.16
- - -----------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------


See notes to consolidated financial statements

                                                                                                                      Exhibit 13



Consolidated Balance Sheets
The J. M. Smucker Company


____________________________________________________________________________________
                                                          (Dollars in thousands)
- - ------------------------------------------------------------------------------------
Assets                                                           April 30,
- - ------------------------------------------------------------------------------------
                                                          1994              1993
- - ------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                             $ 14,059          $ 50,445
Trade receivables, less allowance for doubtful
  accounts of $419 ($300 in 1993)                       47,828            40,354
Inventories:
  Finished products                                     42,463            30,101
  Raw materials, containers, and supplies               60,773            41,762
- - ------------------------------------------------------------------------------------
                                                       103,236            71,863

Other current assets                                     6,562             5,737
- - ------------------------------------------------------------------------------------
Total Current Assets                                   171,685           168,399
- - ------------------------------------------------------------------------------------



Property, Plant, and Equipment
Land and land improvements                              13,533            11,792
Buildings and fixtures                                  68,362            53,824
Machinery and equipment                                130,403            96,786
Construction in progress                                 6,486             4,502
- - ------------------------------------------------------------------------------------
                                                       218,784           166,904

Accumulated depreciation                               (81,278)          (70,578)
- - ------------------------------------------------------------------------------------

Total Property, Plant, and Equipment                   137,506            96,326
- - ------------------------------------------------------------------------------------



Other Noncurrent Assets
Goodwill                                                21,833            10,098
Trademarks and patents                                  38,328            11,826
Other assets                                             9,289             8,162
- - ------------------------------------------------------------------------------------

Total Other Noncurrent Assets                           69,450            30,086
- - ------------------------------------------------------------------------------------

                                                      $378,641          $294,811
- - ------------------------------------------------------------------------------------

                                                                                                                      Exhibit 13


_______________________________________________________________________________________
                                                                 (Dollars in thousands)
- - ---------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity                                   April 30,
- - ---------------------------------------------------------------------------------------
                                                                  1994           1993
- - ---------------------------------------------------------------------------------------
Current Liabilities
Accounts payable                                              $ 37,322       $ 27,433
Notes payable                                                    4,327          4,431
Salaries, wages, and additional compensation                     9,604          7,515
Accrued marketing and merchandising                             16,209          6,456
Income taxes                                                     2,124          2,155
Dividends payable                                                3,639          3,357
Other current liabilities                                        9,970          5,196
- - ---------------------------------------------------------------------------------------
Total Current Liabilities                                       83,195         56,543
- - ---------------------------------------------------------------------------------------

Long-term debt                                                  48,558            887
Postretirement benefits other than pensions                      8,874          7,836
Deferred income taxes                                            2,469          3,308
Other noncurrent liabilities                                     1,143          5,768
- - ---------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                    61,044         17,799
- - ---------------------------------------------------------------------------------------


Shareholders' Equity
Serial Preferred Shares-- no par value:
 Authorized--3,000,000 shares; outstanding--none                   ---            ---
Common Shares - no par value:
 Class A - Authorized--35,000,000 shares;
  outstanding--14,360,339 in 1994, and 14,407,493
  in 1993 (net of 1,851,949 and 1,804,795 treasury
  shares, respectively), at stated value                         3,590          3,602
 Class B - Authorized--35,000,000 shares;
  outstanding--14,749,839 in 1994, and 14,791,173
  in 1993 (net of 1,462,449 and 1,421,115 treasury
  shares, respectively), at stated value                         3,687          3,698
Additional capital                                               9,261          8,841
Retained income                                                233,420        218,952
Less:
 Deferred compensation                                            (576)        (1,430)
 Amount due from ESOP Trust                                    (10,670)       (10,853)
 Currency translation adjustment                                (4,310)        (2,341)
- - ---------------------------------------------------------------------------------------
Total Shareholders' Equity                                     234,402        220,469
- - ---------------------------------------------------------------------------------------
                                                              $378,641       $294,811
- - ---------------------------------------------------------------------------------------

See notes to consolidated financial statements

                                                                                                                      Exhibit 13


Statements of Consolidated Cash Flows
The J. M. Smucker Company

________________________________________________________________________________________
                                                              (Dollars in thousands)
- - ----------------------------------------------------------------------------------------
Year Ended April 30,                                        1994       1993       1992
- - ----------------------------------------------------------------------------------------
Operating Activities
  Net income                                            $30,498     $32,945    $34,118
  Adjustments to reconcile net income to net cash
    provided by operating activities:
     Cumulative effect of change in
      accounting method                                     ---       4,454        ---
     Depreciation                                        12,739      11,137     10,753
     Amortization                                         2,639       1,915      2,055
     Write-off of goodwill                                2,326         ---        ---
     Deferred income taxes                                (1,302)       145        434
     Changes in assets and liabilities:
       Trade receivables                                  (6,097)       798        615
       Inventories                                           500      6,059    (11,401)
       Other current assets                                  188       (318)       851
       Accounts payable and accrued items                 12,780       (216)     4,771
       Other - net                                           901         63       (776)
- - ----------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                 55,172     56,982     41,420
- - ----------------------------------------------------------------------------------------

Investing Activities
  Businesses acquired - net of cash                     (100,195)    (2,098)       ---
  Additions to property, plant, and equipment            (18,707)   (21,004)   (17,361)
  Proceeds from the sale of property, plant, and
    equipment                                                691        840      1,156

  Other - net                                               (572)    (3,353)      (622)
- - ----------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                  (118,783)   (25,615)   (16,827)
- - ----------------------------------------------------------------------------------------

Financing Activities
 Proceeds from long-term debt                             48,048        ---        ---
 Reduction in long-term debt                                (377)      (440)      (440)
 (Purchase) Sale of Common Shares                         (2,210)    (2,111)        51
 Net amount received from (loaned to) ESOP                   183        250     (1,227)
 Dividends paid                                          (13,360)   (12,364)   (11,223)
 Other                                                    (4,799)    (2,500)       ---
- - ---------------------------------------------------------------------------------------
Net Cash Provided by (Used for) Financing Activities      27,485    (17,165)   (12,839)
- - ----------------------------------------------------------------------------------------

Effect of Exchange Rate Changes on Cash                     (260)       (25)         1
Net (Decrease) Increase in Cash and Cash Equivalents     (36,386)    14,177     11,755
Cash and Cash Equivalents at Beginning of Year            50,445     36,268     24,513
- - ----------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                 $14,059    $50,445    $36,268
- - ----------------------------------------------------------------------------------------


( ) Denotes use of cash
See notes to consolidated financial statements

                                                                                                                      Exhibit 13




Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company



__________________________________________________________________________________________________________________
                                                           (Dollars in thousands)
- - ------------------------------------------------------------------------------------------------------------------
                                                                       Deferred  Amount due   Currency    Share-
                               Common Shares    Additional  Retained   Compen-   from ESOP   Translation  holders'
                             Class A   Class B    Capital    Income    sation      Trust      Adjustment  Equity
- - ------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1991    $ 3,692   $   ---    $10,544   $186,919  $(1,728)  $ (9,876)      $   672   $190,223
Net income                                                    34,118                                       34,118
Distribution of
  Class B Common Shares                  3,692     (3,692)                                                    ---
Stock plans                                            51                 781                                 832
Dividends declared-
  $.39 a share                                               (11,451)                                     (11,451)
Other                                                 131                         (1,227)         (411)    (1,507)
- - ------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1992    $ 3,692   $ 3,692    $ 7,034   $209,586  $  (947)  $(11,103)      $   261   $212,215
Net income                                                    32,945                                       32,945
Purchase of
  Treasury shares               (105)                 (14)   (10,959)                                     (11,078)
Stock plans                       15         6      1,214                (483)                                752
Dividends declared-
  $.43 a share                                               (12,620)                                     (12,620)
Other                                                 607                            250        (2,602)    (1,745)
- - ------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1993    $ 3,602   $ 3,698    $ 8,841   $218,952  $(1,430)  $(10,853)      $(2,341)  $220,469
Net income                                                    30,498                                       30,498
Purchase of
  Treasury shares                (15)      (11)       (22)    (2,388)                                      (2,436)
Stock plans                        3                  223                 854                               1,080
Dividends declared-
  $.47 a share                                               (13,642)                                     (13,642)
Other                                                 219                            183        (1,969)    (1,567)
- - ------------------------------------------------------------------------------------------------------------------


Balance at April 30, 1994    $ 3,590   $ 3,687    $ 9,261   $233,420  $  (576)  $(10,670)      $(4,310)  $234,402
                             =======   =======    =======   ========  =======   ========       =======   ========

See notes to consolidated financial statements

                                                                      Exhibit 13



Notes to Consolidated Financial Statements
The J. M. Smucker Company


Fiscal Years Ended April 30, 1994, April 30, 1993, and April 30, 1992

Note A:  Accounting Policies

  Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and accounts are eliminated in consolidation.

  Cash and Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

  Financial Instruments: The fair value of the Company's financial instruments approximates their carrying amounts.

                                                                      Exhibit 13



  Inventories: The Company values its inventories at the lower of cost or market, with market considered as replacement value. Cost is determined on the last-in, first-out (LIFO) method for the majority of domestic inventories. Inventories not on the LIFO method are valued principally by the first-in, first-out (FIFO) method. If the FIFO method (which approximates current cost) had been used for all inventories, the balances would have been $11,169,000 and $11,015,000 higher than reported at April 30, 1994 and 1993, respectively.

  Goodwill and Intangible Assets: The excess cost over net assets of businesses acquired and other intangibles, principally trademarks and patents, are being amortized using the straight-line method over periods ranging up to 40 years. Accumulated amortization of goodwill and intangible assets at April 30, 1994 and 1993, was $10,228,000 and $8,434,000, respectively.

  Property, Plant, and Equipment: Property, plant, and equipment are carried at cost with depreciation computed over the estimated useful life by the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

                                                                      Exhibit 13

  Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a separate component of shareholders' equity.

  Net Income Per Common Share: Net income per Common Share is based on the weighted average number of the Class A Common Shares and Class B Common Shares considered outstanding during the year.

  Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

Note B: Operating Segments

The Company operates in one industry: the manufacturing and marketing of food products. The following presents information about operations in different geographic areas:

________________________________________________________________
                          (Dollars in thousands)
- - ----------------------------------------------------------------
Year Ended April 30,                1994        1993        1992
- - ----------------------------------------------------------------
Net sales:
  United States                 $453,902    $452,846    $442,879

  Foreign                         57,623      38,463      40,593
- - ----------------------------------------------------------------
    Total net sales             $511,525    $491,309    $483,472
- - ----------------------------------------------------------------

Operating income (loss):
  United States                 $ 81,013    $ 85,831    $ 81,613

  Foreign                         (1,216)(1)     752      (1,413)
- - -----------------------------------------------------------------
                                  79,797      86,583      80,200

  Corporate expenses             (29,015)    (26,845)    (25,749)
- - ----------------------------------------------------------------
    Total operating income      $ 50,782    $ 59,738    $ 54,451
- - ----------------------------------------------------------------

Identifiable assets:
  United States                 $326,042    $259,302    $240,930

  Foreign                         52,599      35,509      36,838
- - ----------------------------------------------------------------
    Total assets                $378,641    $294,811    $277,768
- - ----------------------------------------------------------------

(1) Includes the write-off of $2.3 million of goodwill associated with a foreign subsidiary.

  Identifiable assets include corporate and all other assets identified with operations in each geographic area. There were no material amount of transfers between geographic areas.

                                                                      Exhibit 13


Note C:  Acquisitions


On March 31, 1994, the Company acquired certain assets and assumed certain liabilities of the "Mrs. Smith's" frozen pie business from Mrs. Smith's Frozen Foods Co., a subsidiary of Kellogg Company, for $84,102,000 (contract price of $80,100,000 plus closing adjustments). This business, located in Pottstown, Pennsylvania, manufactures and markets branded frozen pies, desserts, and pie shells under the "Mrs. Smith's" brand name. The purchase price was paid from a combination of debt financing and internally generated funds. In connection with the acquisition, the Company purchased $36,452,000 of intangible assets, primarily trademarks and goodwill, and plans to amortize them over 40 years using the straight-line method.

In July 1993, the Company purchased for $16,093,000 in cash, the jam, preserve, and pie filling business of Culinar, Inc. of Canada. In connection with this acquisition, the Company purchased $7,159,000 of intangible assets, primarily goodwill, and plans to amortize them over 20 years using the straight-line method.

These acquisitions have been recorded using the purchase method of accounting and, accordingly, results of operations subsequent to the dates of acquisition are included in the consolidated financial statements.

The acquisition of the Culinar business did not have a material impact on the financial results of the Company. Had the acquisition of "Mrs. Smith's" occurred at the beginning of fiscal 1993, proforma consolidated results would have been as follows:


- - -------------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------------
Year Ended April 30,                                      1994                1993
- - -------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Net Sales                                               $633,000              $635,000
Net Income                                              $ 32,240              $ 35,954
Net Income per share                                    $   1.10              $   1.22



The proforma results are based on historical financial information provided by Mrs. Smith's Frozen Foods Co. and are adjusted to give effect to certain costs, primarily interest expense, amortization of intangible assets, depreciation on revalued property, plant, and equipment, and income taxes. These unaudited results do not necessarily reflect the actual results which would have occurred had the acquisition been completed at the beginning of 1993, nor are they necessarily indicative of future results.

During April 1994, the Company signed a letter of intent with After The Fall Products, Inc. to acquire its beverage business located in Brattleboro, Vermont. The transaction is subject to the execution of a purchase agreement and other customary conditions and is expected to close in the first quarter of fiscal 1995.

                                                                      Exhibit 13




Note D:  Retirement Plans


The Company has pension plans covering substantially all of its employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations. Net periodic pension cost included the following components:

- - -------------------------------------------------------------------------------------
                                                          (Dollars in thousands)
- - -------------------------------------------------------------------------------------
Year Ended April 30,                                   1994         1993         1992
- - -------------------------------------------------------------------------------------
Service cost-benefits earned during the period       $1,256       $1,168       $1,016
Interest cost on projected benefit obligation         3,086        2,564        2,259
Actual return on plan assets                         (2,876)      (2,204)      (5,456)
Deferred (loss) gain                                   (722)      (1,253)       2,444
Net amortization and deferral                           244         (107)         (67)
- - --------------------------------------------------------------------------------------
Net periodic pension cost                            $  988       $  168       $  196
- - --------------------------------------------------------------------------------------

                                                                      Exhibit 13

  The following sets forth in the aggregate the funded status and amounts recognized in the Company's consolidated balance sheets for all of the
Company-administered domestic pension plans:
                                                                 (Dollars in thousands)
- - ---------------------------------------------------------------------------------------
Year Ended April 30,                                                1994         1993
- - ---------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation:
  Vested benefits                                                $34,444      $28,938

  Non-vested benefits                                              2,312        1,852
- - ---------------------------------------------------------------------------------------
  Accumulated benefit obligation                                 $36,756      $30,790
- - ---------------------------------------------------------------------------------------

Projected benefit obligation for service
  rendered to date                                               $44,012      $36,541

Plan assets at fair value                                         42,520       40,404
- - ---------------------------------------------------------------------------------------
Plan assets (less than) in excess of projected benefit
  obligation                                                      (1,492)       3,863
Unrecognized prior service cost                                    5,166        4,917
Unrecognized net gain from past experience                          (338)      (4,805)
Unamortized net asset at transition                               (1,686)      (1,777)
- - ---------------------------------------------------------------------------------------
Net prepaid pension cost                                         $ 1,650      $ 2,198
- - ---------------------------------------------------------------------------------------

  The expected long-term rate of return on plan assets was 9% for 1994, 1993, and 1992. Plan assets consist of listed stocks and government obligations, including 168,000 of both of the Company's Class A and Class B Common Shares at April 30, 1994 and 1993. The discount rate was 7.5% and 8% in 1994 and 1993, respectively, while the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 5.75% for both years. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits. Included in the above table is the unfunded supplemental retirement benefit plan which had a projected benefit obligation of $6,230,000 and $4,727,000 in 1994 and 1993, respectively.
  The Company also charged to operations approximately $675,000, $606,000, and $675,000 in 1994, 1993, and 1992, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of those labor contracts. For those plans not self-administered, the Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under those plans.

                                                                      Exhibit 13



Note E:  Postretirement Benefits Other Than Pensions


In addition to providing pension benefits, the Company sponsors several unfunded defined postretirement plans which provide health care and life insurance benefits to substantially all active and retired, domestic, nonrepresented employees, their covered dependents, and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they have reached age 55 and attained 10 years of service.

During fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). This standard requires that the estimated cost of postretirement benefits, principally health care, be accrued over the period earned rather than expensed as incurred. The effect of adopting SFAS 106 resulted in the Company recognizing a one-time charge to consolidated income of $4,454,000 ($.15 per share), net of $2,704,000 of income tax benefit.

                                                                      Exhibit 13




Net periodic postretirement benefit expense related to these plans for 1994 and 1993 included the following:
- - -----------------------------------------------------------------------------------------
(Dollars in thousands)                                                 1994          1993
- - -----------------------------------------------------------------------------------------
Service cost                                                         $  421          $362
Interest cost                                                           737           591
Net amortization and deferral                                            13           ---
- - -----------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                             $1,171          $953
- - -----------------------------------------------------------------------------------------

The following table sets forth the combined status of the plans as recognized in the
Consolidated Balance Sheets at April 30, 1994 and 1993:
- - -----------------------------------------------------------------------------------------
(Dollars in thousands)                                                 1994          1993
- - -----------------------------------------------------------------------------------------
Accumulated benefit obligation:
  Retirees                                                           $3,407        $2,642
  Fully eligible active participants                                  1,351         1,241
  Other active participants                                           5,045         3,953
Unrecognized actuarial loss                                            (929)          ---
- - -----------------------------------------------------------------------------------------
Postretirement benefits other than pensions                          $8,874        $7,836
- - -----------------------------------------------------------------------------------------



The discount rate assumption used to determine the actuarial present value of the accumulated postretirement benefit obligation was 7.5% in 1994 and 8% in 1993. For 1995, the assumed health care cost trend rates were 11.8% for participants under age 65 and 10.0% for participants age 65 or older. Both rates were assumed to decrease gradually to 5.0% in the year 2004. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one percent annual increase in the assumed cost trend rate in each year would increase the accumulated postretirement benefit obligation as of April 30, 1994 by $1,824,000 and the net periodic postretirement benefit cost for the year by $253,000.

In addition, certain of the Company's active employees participate in multi-employer plans which provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for periodic postretirement benefit costs, totaled $1,436,000, $1,356,000, and $1,185,000 in 1994, 1993, and 1992, respectively.

                                                                      Exhibit 13

Note F:  Stock Benefit Plans

  ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust (ESOP) for domestic, non-represented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the Trustee in amounts not to exceed a total of 1,200,000 unallocated Common Shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years. No additional borrowings were made by the ESOP in either fiscal year 1994 or 1993; $1,384,000 was borrowed during 1992. All existing and future loans bear interest at 1/2% over prime and will be payable as shares are allocated to participants. The Company incurred no net expense in any of the three years. The principal payments received from the ESOP in 1994, 1993, and 1992 were $183,000, $250,000, and $157,000, respectively.

  Savings Plan: The Company offers an employee savings plan under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by collective bargaining agreements. The Company's contributions under the plan are based on a specified percentage of employee contributions. Charges to operations for this plan in 1994, 1993, and 1992 were $787,000, $736,000, and $470,000, respectively.

  Restricted Stock: The Restricted Stock Bonus Plan provides for issuance of Common Shares to key employees. There are 105,600 Class A and 148,600 Class B Common Shares available for issuance under the plan at April 30, 1994. Shares awarded under this plan contain certain restrictions for four years relating, among other things, to forfeiture in the event of termination of employment and to transferability.

  Shares awarded are issued as of the effective date of the award and recorded at market value. A corresponding deferred compensation charge is expensed over the period during which restrictions are in effect. There were no awards made during the fiscal year. An award of 43,000 Class A Common Shares was made in 1993.

                                                                      Exhibit 13

  Stock Options: The Company has two stock option plans covering officers and certain key employees. Options granted under these plans become exercisable at the rate of one-third per year beginning one year after the date of grant, and the option price is equal to the market value on the effective date of the grant.

  Changes in the stock option plans are as follows:

_________________________________________________________________________
                                      Common Shares        Option Price
                                   Class A    Class B        Per Share
- - -------------------------------------------------------------------------
Outstanding at April 30,
1991                               410,532     410,532
  Granted                          169,100        500       $21.97-$31.50
  Exercised                         (1,500)    (1,500)      $15.94-$20.22
  Forfeited                         (1,500)    (1,500)      $15.94-$20.22
- - -------------------------------------------------------------------------

Outstanding at April 30,
1992                               576,632    408,032
  Granted                          127,500        ---      $27.25
  Exercised                         (6,200)    (6,200)     $11.19-$19.13
  Forfeited                         (5,400)    (1,000)     $19.13-$31.50
- - -------------------------------------------------------------------------

Outstanding at April 30,
1993                               692,532    400,832
  Granted                          179,000        ---      $23.94
  Exercised                         (5,866)    (5,866)     $11.19-$19.13
  Forfeited                         (7,566)    (1,166)     $19.13-$31.50
- - --------------------------------------------------------------------------

Outstanding at April 30,
1994                               858,100    393,800
- - --------------------------------------------------------------------------

Exercisable at April 30,
1994                               543,335    393,634
- - --------------------------------------------------------------------------

Available for Future Grants
at April 30,
1992                             1,219,365  1,387,965
1993                             1,097,265  1,388,965
1994                               925,831  1,390,131

                                                                      Exhibit 13
Note G:  Income Taxes

During 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the use of the asset and liability approach for financial accounting and reporting of income taxes. The Company previously accounted for income taxes in conformity with APB 11. The effect of this change in accounting method was not material to the financial statements or results of operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities as of April 30, 1994 and 1993 are as follows:


                                                                  (Dollars in thousands)
                                                                     1994         1993
  ------------------------------------------------------------------------------------
  Deferred Tax Liabilities:
     Depreciation                                              $ 7,891      $ 7,189
     Pension contributions                                         764          918
     Other (each less than 5% of total liabilities)              1,391        1,192
       Total Deferred Tax Liabilities                           10,046        9,299
  ------------------------------------------------------------------------------------
  Deferred Tax Assets:
     Postretirement benefits other than pensions                 3,393        2,960
     Other employee benefits                                     2,560        2,133
     Foreign net operating loss carryforwards                      901          664
     Trademarks                                                    863          655
     Marketing accruals                                            571          786
     Other (each less than 5% of total assets)                   3,921        2,495
  ------------------------------------------------------------------------------------
       Total Deferred Tax Assets                                12,209        9,693
  Valuation allowance for deferred tax assets                   (2,265)      (1,884)
  ------------------------------------------------------------------------------------
       Net Deferred Tax Assets                                   9,944        7,809
       -------------------------------------------------------------------------------
       Net Deferred Tax Liabilities                            $   102      $ 1,490
       -------------------------------------------------------------------------------



  At April 30, 1994, the Company has foreign net operating loss carryforwards of $2,729,000 for income tax purposes with indefinite expiration dates. The Company has recorded a valuation allowance related to foreign tax loss carry-forwards and other foreign deferred tax assets due to the uncertainty of their realization.

                                                                                                              Exhibit 13


Significant components of the provision for income taxes are as follows:

                                                      (Dollars in thousands)
Year Ended April 30,                              1994           1993         1992
- - -----------------------------------------------------------------------------------
Current:
  Federal                                      $20,146        $20,413      $18,236
  State and Local                                3,381          3,513        3,295
Deferred (Credit)                               (1,302)           145          434
- - -----------------------------------------------------------------------------------
Total income tax expense from operations       $22,225        $24,071      $21,965
- - -----------------------------------------------------------------------------------

A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

- - -----------------------------------------------------------------------------------
                                                        (Dollars in thousands)
- - -----------------------------------------------------------------------------------
                                                        Percent of Pretax Income
- - -----------------------------------------------------------------------------------
Year Ended April 30,                              1994           1993         1992
- - -----------------------------------------------------------------------------------
Statutory federal income tax rate                35.0%          34.0%        34.0%
Increase in income taxes resulting from:
  State and local income taxes, net of federal
    income tax benefit                            4.2            3.8          3.9
  Other items                                     3.0            1.4          1.3
- - -----------------------------------------------------------------------------------

Effective income tax rate                        42.2%          39.2%        39.2%
- - -----------------------------------------------------------------------------------

Income taxes paid                              $22,431        $23,640      $22,744
- - -----------------------------------------------------------------------------------


Note H:  Long-Term Debt

In April 1994, the Company replaced its short-term lines of credit with a three-year $125,000,000 unsecured revolving credit facility. Borrowings under the revolving credit facility were $48,048,000 at April 30, 1994. Under the new agreement, the Company is subject to certain covenants and restrictions relating to current and interest coverage ratios, along with periodic payments for commitment fees on the unused balance. Interest rates are variable, primarily based on money market, LIBOR, or prime. The revolving credit facility expires in 1997 and is extendible at the option of the Company with the approval of the banks.

                                                                      Exhibit 13
Note I:  Leases

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed for short periods.

Rental expense in 1994, 1993, and 1992 totaled $9,110,000, $8,552,000, and
$8,513,000, respectively; included therein were cold storage facility rentals, based on quantities stored, amounting to $5,525,000, $4,538,000, and $4,708,000, respectively.



Note J:  Common Shares

In August 1991, the shareholders of the Company approved Amended Articles of Incorporation changing the Company's existing Common Shares into Class A Common Shares and authorizing a new class of non-voting Common Shares, designated as Class B Common Shares. Subsequently, on September 30, 1991, the Company distributed one share of the newly created Class B Common Shares for each Class A Common Share then issued.

The Company's Amended Articles of Incorporation provide that but for certain exceptions, those acquiring the Company's Class A Common Shares will be entitled to cast one vote per share on matters requiring shareholder approval until they have held their shares for four years, after which time they will be entitled to cast ten votes per share. The Company's Class B Common Shares are non-voting, except under certain conditions outlined in the Company's Amended Articles of Incorporation.