Form 10-K, Exhibit 13
period 1995-04-30
SMUCKER J M CO
filed 1995-07-25
CIK 91419

                                                                      Exhibit 13



BUSINESS OF THE COMPANY

The J. M. Smucker Company is an Ohio corporation founded in 1897 and incorporated in 1921. The Company, generally referred to as Smucker's (a registered trademark), has approximately 2,600 full-time employees worldwide and is headquartered in Orrville, Ohio. The Company operates in one industry
- -- the manufacture, distribution, and sale of food products. It markets these products under a variety of brand names including Smucker's, Mrs. Smith's, Mary Ellen, Dickinson's, Laura Scudder's, The R. W. Knudsen Family, After The Fall, Lost Acres, IXL, Double Fruit, and Shirriff. The Company is the U.S. market leader in the fruit spread, frozen pie, ice cream topping, and natural peanut butter categories.
         In the United States, the Company's products are primarily sold through brokers to chain, wholesale, cooperative, and independent grocery accounts and other consumer markets, and to foodservice distributors and chains including hotels, restaurants, and institutions. Formulated industrial products such as bakery and fruit fillings are typically sold direct to other food manufacturers and marketers for inclusion in their products. The
Company's distribution outside the United States is principally in Canada, Australia, the United Kingdom, and Latin America, although products are also exported to other countries. International sales represent approximately 11% of total Company sales.
         Historically, the demand for the Company's products has not been seasonal. However, due to the demand for frozen pies during the Fall and the Thanksgiving and Christmas holiday seasons, the Company's second and third quarter financial results are significantly impacted by Mrs. Smith's results during those periods.

Five Year Summary of Selected Financial Data


- -----------------------------------------------------------------------------------------------------------
Year Ended April 30,                         1995          1994      1993        1992         1991
- -----------------------------------------------------------------------------------------------------------
                                                  (Dollars in Thousands, except per share data)
- -----------------------------------------------------------------------------------------------------------
 Statement of Income:
   Net sales                                 $ 628,279      $485,736      $462,160    $454,379     $425,176
   Income before cumulative effect
    of change in accounting method              36,303        30,498        37,399      34,118       31,744
   Net income                                   36,303        30,498        32,945      34,118       31,744
- -----------------------------------------------------------------------------------------------------------
 Financial Position:
   Long-term debt                               67,100        48,558           887        3,827       4,267
 Total assets                                  421,017       378,641       294,811      277,768     252,429
- -----------------------------------------------------------------------------------------------------------
 Other Data:
 Per Common Share:
   Income before cumulative effect
    of change in accounting method                1.25         1.05         1.27        1.16        1.07
   Net income                                     1.25         1.05         1.12        1.16        1.07
 Dividends declared per Common Share:
   Class A                                        .505         0.47         0.43        0.39        0.35
   Class B                                        .505         0.47         0.43        0.39        0.35
- -----------------------------------------------------------------------------------------------------------


Fiscal year 1995 results include the impact of acquisitions as discussed in Note C. Certain prior year amounts have been reclassified to conform to current year classifications.

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 1995 and 1994.


                                                                  Net Income
                                                                     per
              Quarter     Net          Gross       Net              Common
               Ended     Sales        Profit      Income            Share
- -------------------------------------------------------------------------------------
1995       July 31         $144,347     $49,927    $ 9,215          $ 0.32
           October 31       184,339      63,568     12,326            0.42
           January 31       157,348      56,748      8,689            0.30
           April 30         142,245      47,023      6,073            0.21
- -------------------------------------------------------------------------------------
1994       July 31         $112,166     $41,532    $ 8,907          $ 0.31
           October 31       130,974      47,030     10,422            0.35
           January 31       115,616      40,908      7,387            0.26
           April 30         126,980      44,968      3,782(1)         0.13 (1)
- -------------------------------------------------------------------------------------


(1) Includes charge of $2.3 million ($.08 per share) relating to the write-off of goodwill associated with a foreign subsidiary.

Stock Price Data

The Company's Class A and Class B Common Shares are listed on the New York Stock Exchange - ticker symbols SJMA and SJMB, respectively. The table below presents the high and low market prices for the shares and the quarterly dividends declared. The number of Class A and Class B shareholders of record as of June 26, 1995 was 7,457 and 4,991, respectively.



                                   Class A Common Shares                    Class B Common Shares
- ------------------------------------------------------------------------------------------------------
             Quarter Ended     High   Low     Dividends     Quarter Ended    High   Low     Dividends
- ------------------------------------------------------------------------------------------------------
 1995          July 31      $25.50   $22.125   $ 0.125      July 31      $22.50    $20.875   $0.125
               October 31    24.50    22.875     0.125      October 31    21.75     20.875    0.125
               January 31    25.00    22.00      0.125      January 31    22.75     21.12     0.125
               April 30      23.75    20.75      0.130      April 30      22.375    18.875    0.130
- ------------------------------------------------------------------------------------------------------
 1994          July 31      $27.00   $21.50     $0.115      July 31       $24.625   $20.00   $ 0.115
               October 31    25.25    20.50      0.115      October 31     23.125    19.375    0.115
               January 31    25.50    20.75      0.115      January 31     23.00     20.125    0.115
               April 30      25.50    21.75      0.125      April 30       22.75     21.25     0.125
- ------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
Results of Operations
Comparison of 1995 with 1994

Sales in fiscal 1995 reached a record  level of  $628,279,000,  representing a
29% increase over fiscal 1994.   The Company's recent acquisitions accounted
for over 90% of the increase, with Mrs. Smith's alone being responsible for nearly 80% of the total. All of the Company's business areas realized sales increases over last year, with the Foodservice and Industrial areas achieving the largest percentage improvement. In the International area, sales were up over 17% with approximately one-half of the increase resulting from the inclusion of a full year of the jam and jelly business in Canada that was acquired from Culinar, Inc. in July 1993. Other factors affecting the International area results included the addition of Mrs. Smith's pies sales in Canada; growth in Latin American markets; and the favorable impact of exchange rates between the Australian and U.S. dollars. The financial results at Elsenham Quality Foods fell short of management's expectations again in fiscal 1995 despite ongoing efforts to generate new business opportunities. Management will give serious consideration during fiscal 1996 to the future viability of this business.

Earnings in fiscal 1995 increased nearly 20% as earnings per share rose from $1.05 to $1.25. Approximately one-half of the growth in earnings came from the Company's existing businesses and the remainder was contributed by the Mrs. Smith's business. Due to the seasonal nature of the Mrs. Smith's business, its contribution to earnings was heavily concentrated in the second and third
quarters of the year.   Although the Company's acquisitions contributed
significantly to the sales increase, margins on those businesses are currently below the corporate average. As a result, the Company's gross profit margin
declined from 35.9% to 34.6%.   Higher costs on certain key fruits and
packaging materials also contributed to an increase in the cost of products sold. Selling, distribution, and administrative costs increased at a lesser rate than sales. This was largely the result of being able to absorb the acquisitions during the year while keeping the increase in corporate administrative costs below the percentage increase in sales. Marketing and selling expenses increased at a level consistent with the percentage increase in sales.

Beginning with its acquisition of Mrs. Smith's in March 1994 and continuing throughout fiscal 1995, the Company borrowed against its revolving credit line to finance both acquisitions and seasonal procurement of fruit inventories. The resulting increase in the long-term debt balance and, to a lesser extent, the increase in interest rates during the year caused an increase in interest expense over last year. The Company partially offset the impact of the higher interest expense with income earned from other sources, primarily the inclusion of non-operating revenue from the Mrs. Smith's business and improved profitability on sales of excess frozen fruit inventories.

The Company's effective tax rate decreased from 42.2% in fiscal 1994 to 40.9% in 1995. The higher rate in 1994 was primarily due to the write-off of goodwill which was not deductible for tax purposes. State and local taxes also decreased in fiscal 1995 as a percent of income before tax.

The Company continued, during fiscal 1995, to maintain the largest share of the fruit spread market despite increased competitive activity by both branded and private label marketers. The Company's share of the market remained at more than twice the nearest branded competitor, but it was slightly lower than the share at the end of fiscal 1994. In response, the Company is executing several new marketing initiatives during fiscal 1996 in an effort to resume its share of market growth.

Comparison of 1994 with 1993

The Company posted record sales in 1994 of $485,736,000, an increase of 5% over the 1993 level of $462,160,000. The inclusion of results from Canada Group East and Mrs. Smith's since their respective dates of acquisition accounted for the growth.

Total dollar sales within the Consumer business area in fiscal 1994 were down slightly from last year. The most significant decline was in the price-competitive, warehouse club store market where the recent consolidations among the major chains in the market have resulted in a loss of previous distribution. Within the grocery market, volume declines in traditional fruit spreads and peanut butter were somewhat offset by modest price increases on assorted items and increased tonnage of Simply Fruit and Low Sugar fruit spreads, and dessert toppings. The growth in the toppings area was primarily due to the successful introduction of Sundae Syrups in various regions throughout the United States. In the Company's beverage business, the recent introduction of Smucker's Coolers in the second half of 1994 helped build momentum and permitted the beverage business to realize a modest increase over fiscal 1993.

Sales within the International area were up nearly 50% over 1993 despite the negative impact of foreign exchange rates. Had exchange rates remained constant with fiscal 1993, sales would have been approximately 6% higher. All of the increase in the International area occurred in the Canadian market as a result of expanding the pre-acquisition Canadian business, now known as Canada Group West, along with the previously mentioned Group East acquisition. The Latin American market more than doubled sales as the Company continued its effort to develop the Smucker fruit spread business in Mexico and other Latin American markets. In the Australasian market, overall volume was down from last year due to a poor apricot crop, which impacted fruit sales in the foodservice and commercial markets, and to management's decision to phase out low emphasis products. The business in Elsenham, England continues to fall short of management's expectations, and the Company will continue to explore alternatives for improvement during fiscal 1995.

In the Industrial business area, sales of formulated fruit products to other consumer products companies realized another year of growth as the introduction of several new products and the addition of new customers helped to broaden the base of the formulated market. The Company's Foodservice business, which services restaurants, hotels, and other institutional customers, experienced another good year with volume growth in the core business items of portion control and traditional fruit spreads. In the Specialty Foods area, the smallest of the Company's business areas, intense price competition and an overall decline in demand for gift items resulted in a decrease in sales of 8% from fiscal 1993.

Net income for 1994 was $30,498,000 or $1.05 per share compared to last year's $32,945,000 or $1.12 per share (after recognizing the impact of the accounting change for postretirement benefits). The majority of the year-to-year shortfall was attributed to two items -- significant introductory advertising expenditures at Mrs. Smith's and a decision by the Company to write off the remaining $2,326,000 of goodwill associated with the Company's purchase of its Elsenham Quality Foods Ltd. subsidiary in England.

Excluding the impact of the Company's two acquisitions, which operated at lower profit margins than the Company's average, the gross profit of the existing business realized approximately a one percent increase in the profit margin percentage. Selling, distribution, and administrative costs increased at a greater rate than sales, mostly due to increased spending in the marketing
area.   Additional marketing expenses were incurred in support of both
Smucker's and Mrs. Smith's products. The write-off of the Elsenham goodwill also contributed to the overall increase in costs.

The use of cash to partially finance the Company's acquisitions resulted in lower balances for investing purposes. As a result, interest income was down compared to fiscal 1993. The impact of lower interest rates throughout most of the year also contributed. Interest expense increased as a result of the debt financing associated with the Mrs. Smith's acquisition. The borrowed amount was $48,048,000 at April 30, 1994.

The Company's effective tax rate increased to 42.2% from 39.2% in 1993 due to an increase in the federal statutory tax rate and an increase in items that are not deductible for tax purposes, notably, the write-off of the Elsenham goodwill.

Capital Resources and Liquidity

The Company's financial position remains strong as cash provided from operations was a positive $39,076,000. Utilizing a combination of funds generated from operations and borrowings against the Company's revolving credit line, the Company financed its acquisitions, capital expenditures, and dividend payments. The Company's capital expenditures in fiscal 1995 were
$18,963,000.    Dividends declared on all Common Shares rose 8% to $14,679,000, or $.505 per share for the year.

The Company's long-term debt balance at the end of the year increased $18,542,000 over last year. Most of the increase was due to the acquisition of the After The Fall beverage business and the Laura Scudder's brand of natural peanut butter. Long-term borrowings were $67,100,000 at April 30, 1995.

During fiscal 1995, the Company experienced an unusual number of business interruptions, most notably a widespread power outage in Orrville, Ohio, and damage to its Watsonville, California, facility resulting from severe flooding in March. Although the incidents were serious, the Company did not experience any lengthy interruption to its overall manufacturing operations nor were its fiscal 1995 operating results significantly impacted. A substantial majority of the losses incurred were insured.

The procurement of fruit inventories during the summer months and the seasonal nature of the Mrs. Smith's business will require a substantial increase in debt balances during the first two quarters of fiscal 1996. However, the Company expects that cash flows generated from operations during the second half of the year will be adequate to reduce the seasonal increases in the debt balance and expects the balances at the end of fiscal 1996 to be comparable to fiscal 1995 year end levels, assuming that there are no additional acquisitions or other extraordinary cash requirements and that results from operations are at least comparable to the fiscal 1995 results. Capital expenditures are planned at approximately $20,500,000 for 1996 as the Company expands its production capabilities in Ste-Marie, Quebec, and focuses on the continued modernization of its other facilities. The Company expects the combination of cash provided from operations and borrowings against its revolving credit agreement to be sufficient to meet future cash requirements in fiscal 1996.

Report of Independent Auditors

Board of Directors and Shareholders
The J. M. Smucker Company


We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 1995 and 1994, and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the following consolidated financial statements present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes E and I to the consolidated financial statements, in 1993 the Company changed its methods of accounting for postretirement benefits other than pensions and income taxes.

                                                               Ernst & Young LLP
Akron, Ohio
June 8, 1995

Statements of Consolidated Income
The J. M. Smucker Company


- -------------------------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands, except per share data)
- -------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                                     1995             1994             1993
- -------------------------------------------------------------------------------------------------------------------

Net Sales                                                               $628,279        $485,736         $462,160
Cost of products sold                                                    411,013         311,298          295,000
- -------------------------------------------------------------------------------------------------------------------
Gross Profit                                                             217,266         174,438          167,160

Selling, distribution, and administrative expenses                       154,767         124,039          106,077
- -------------------------------------------------------------------------------------------------------------------
Operating Income                                                          62,499          50,399           61,083

Interest income                                                              770             965            1,196
Other income (expense) - net                                               2,626           1,869             (431)
- -------------------------------------------------------------------------------------------------------------------
                                                                          65,895           53,233          61,848
Interest expense                                                           4,515              510             378
- -------------------------------------------------------------------------------------------------------------------

Income Before Income Taxes and Cumulative
Effect of Change in Accounting Method                                     61,380          52,723           61,470

Income Taxes                                                              25,077          22,225           24,071
- -------------------------------------------------------------------------------------------------------------------

Income Before Cumulative Effect of Change in
Accounting Method                                                         36,303          30,498           37,399
- -------------------------------------------------------------------------------------------------------------------

Cumulative effect of change in accounting method
for postretirement benefits other than pensions -
net of tax benefit of $2,704                                          ---                ---               (4,454)
- -------------------------------------------------------------------------------------------------------------------

Net Income                                                              $ 36,303        $ 30,498         $ 32,945
- -------------------------------------------------------------------------------------------------------------------

Income per Common Share Before Cumulative
Effect of Change in Accounting Method                                  $    1.25       $    1.05        $    1.27
- -------------------------------------------------------------------------------------------------------------------

Cumulative effect of change in accounting method                        ---               ---                (.15)
- -------------------------------------------------------------------------------------------------------------------

Net Income per Common Share                                            $    1.25       $    1.05        $    1.12
===================================================================================================================




See notes to consolidated financial statements

Consolidated Balance Sheets
The J. M. Smucker Company


- ----------------------------------------------------------------------------------------------------------
                                                                            (Dollars in Thousands)
- ----------------------------------------------------------------------------------------------------------
 Assets                                                                             April 30,
- ----------------------------------------------------------------------------------------------------------
                                                                           1995                1994
- ----------------------------------------------------------------------------------------------------------
 Current Assets
 Cash and cash equivalents                                               $ 11,244            $ 14,059
 Trade receivables, less allowance for doubtful
   accounts  of $ 475 ($419 in 1994)                                        53,600             47,828
 Inventories:
   Finished products                                                        49,825             42,463
   Raw materials, containers, and supplies                                  60,849             60,773
- ----------------------------------------------------------------------------------------------------------
                                                                           110,674            103,236
 Other current assets                                                       16,318              6,562
- ----------------------------------------------------------------------------------------------------------
 Total Current Assets                                                      191,836            171,685
- ----------------------------------------------------------------------------------------------------------

 Property, Plant, and Equipment
 Land and land improvements                                                 14,260             13,533
 Buildings and fixtures                                                     72,079             68,362
 Machinery and equipment                                                   144,141            130,403
 Construction in progress                                                    5,605              6,486
- ----------------------------------------------------------------------------------------------------------
                                                                           236,085            218,784
 Accumulated depreciation                                                  (95,960)           (81,278)
- ----------------------------------------------------------------------------------------------------------

 Total Property, Plant, and Equipment                                      140,125            137,506
- ----------------------------------------------------------------------------------------------------------

 Other Noncurrent Assets
 Goodwill                                                                   40,621             21,833
 Trademarks and patents                                                     40,019             38,328
 Other assets                                                                8,416              9,289
- ----------------------------------------------------------------------------------------------------------

 Total Other Noncurrent Assets                                              89,056             69,450
- ----------------------------------------------------------------------------------------------------------
                                                                          $421,017           $378,641
- ----------------------------------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------
                                                                                      (Dollars in thousands)
- ------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity                                                         April 30,
- ------------------------------------------------------------------------------------------------------------------
                                                                                      1995              1994
- ------------------------------------------------------------------------------------------------------------------

Current Liabilities
Accounts payable                                                                    $ 40,527          $ 37,322
Notes payable                                                                             -0-            4,327
Salaries, wages, and additional compensation                                           10,235            9,604
Accrued marketing and merchandising                                                    14,260           16,209
Income taxes                                                                            3,858            2,124
Dividends payable                                                                       3,816            3,639
Other current liabilities                                                               7,147            9,970
- ------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                              79,843           83,195
- ------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities
Long-term debt                                                                         67,100           48,558
Postretirement benefits other than pensions                                             9,803            8,874
Deferred income taxes                                                                   5,023            2,469
Other noncurrent liabilities                                                            1,256            1,143
- ------------------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                                           83,182           61,044
- ------------------------------------------------------------------------------------------------------------------

Shareholders' Equity
Serial Preferred Shares - no par value:
  Authorized--3,000,000 shares; outstanding--none                                         ---              ---
Common Shares - no par value:
  Class A - Authorized--35,000,000 shares;
     outstanding--14,384,839 in 1995 and 14,360,339 in 1994
      (net of  1,827,449 and 1,851,949 treasury shares,
      respectively), at stated value                                                    3,596            3,590
  Class B - (Non-voting) Authorized--35,000,000 shares;
      outstanding--14,778,839 in 1995, and 14,749,839 in 1994
      (net of  1,433,449 and 1,462,449 treasury shares,
      respectively), at stated value                                                    3,695            3,687
Additional capital                                                                     10,963            9,261
Retained income                                                                       254,854          233,420
Less:
  Deferred compensation                                                                (1,292)            (576)
  Amount due from ESOP Trust                                                          (10,441)         (10,670)
  Currency translation adjustment                                                      (3,383)          (4,310)
- ------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                            257,992          234,402
- ------------------------------------------------------------------------------------------------------------------
                                                                                     $421,017         $378,641
- ------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

Statements of Consolidated Cash Flows
The J. M. Smucker Company

- ----------------------------------------------------------------------------------------------------------------------
                                                                              (Dollars in thousands)
- ----------------------------------------------------------------------------------------------------------------------
 Year Ended April 30,                                                    1995              1994             1993
- ----------------------------------------------------------------------------------------------------------------------
 Operating Activities
   Net income                                                           $36,303         $ 30,498         $ 32,945
   Adjustments to reconcile net income to net cash
     provided by operating activities:
      Cumulative effect of change in accounting method                      ---              ---            4,454
      Depreciation                                                       16,185           12,739           11,137
      Amortization                                                        3,972            2,639            1,915
      Write-off of goodwill                                                ---             2,326              ---
      Deferred income taxes                                                (272)          (1,302)             145
      Changes in assets and liabilities:
         Trade receivables                                               (4,002)          (6,097)             798
         Inventories                                                     (3,535)             500            6,059
         Other current assets                                            (7,129)             188
         Accounts payable and accrued items                              (3,152)          12,780             (216)
         Other - net                                                        706              901               63
- ----------------------------------------------------------------------------------------------------------------------
 Net Cash Provided by Operating Activities                               39,076           55,172           56,982
- ----------------------------------------------------------------------------------------------------------------------

 Investing Activities
   Businesses acquired - net of cash                                    (28,780)        (100,195)          (2,098)
   Additions to property, plant, and equipment                          (18,963)         (18,707)         (21,004)
   Proceeds from the sale of property, plant, and
     equipment                                                              580              691              840
   Other - net                                                              724             (572)          (3,353)
- ----------------------------------------------------------------------------------------------------------------------
 Net Cash Used for Investing Activities                                 (46,439)        (118,783)         (25,615)
- ----------------------------------------------------------------------------------------------------------------------

 Financing Activities
   Proceeds from long-term debt                                          18,542           48,048              ---
   Reduction in long-term debt                                             ---              (377)            (440)
   Purchase of Common Shares                                               (195)          (2,210)          (2,111)
   Net amount received from ESOP                                            229              183              250
   Dividends paid                                                       (14,503)         (13,360)         (12,364)
   Other                                                                    348           (4,799)          (2,500)
- ----------------------------------------------------------------------------------------------------------------------
 Net Cash Provided by (Used for) Financing Activities                     4,421           27,485          (17,165)
- ----------------------------------------------------------------------------------------------------------------------

 Effect of exchange rate changes on cash                                    127             (260)             (25)
 Net (decrease) increase in cash and cash equivalents                    (2,815)         (36,386)          14,177
 Cash and cash equivalents at beginning of year                          14,059           50,445           36,268
- ----------------------------------------------------------------------------------------------------------------------
 Cash and Cash Equivalents at End of Year                               $11,244         $ 14,059         $ 50,445
- ----------------------------------------------------------------------------------------------------------------------

(  ) Denotes use of cash
See notes to consolidated financial statements

Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company





- ------------------------------------------------------------------------------------------------------------------------------------
                                                                    (Dollars in  thousands)
- ------------------------------------------------------------------------------------------------------------------------------------
                                 Common Shares                                  Deferred   Amount due     Currency        Share-
                               ------------------     Additional    Retained     Compen-    From ESOP    Translation      holders'
                               Class A    Class B      Capital       Income      sation      Trust        Adjustment       Equity
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1992      $3,692     $3,692       $ 7,034      $209,586     $  (947)    $(11,103)       $   261      $212,215

Net income                                                            32,945                                                32,945

Purchase of treasury shares      (105)                     (14)      (10,959)                                              (11,078)

Stock plans                        15          6         1,214                      (483)                                      752

Dividends declared-$.43 a                                            (12,620)                                              (12,620)
share

Other                                                      607                                    250         (2,602)       (1,745)
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1993      $3,602     $3,698       $ 8,841      $218,952     $(1,430)    $(10,853)       $(2,341)     $220,469

Net income                                                            30,498                                                30,498

Purchase of treasury shares       (15)       (11)          (22)       (2,388)                                               (2,436)

Stock plans                         3                      223                       854                                     1,080

Dividends declared-$.47 a                                            (13,642)                                              (13,642)
share

Other                                                      219                                    183         (1,969)       (1,567)
- ------------------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1994      $3,590     $3,687       $ 9,261      $233,420     $  (576)    $(10,670)       $(4,310)     $234,402

Net income                                                            36,303                                    (195)       36,303

Purchase of treasury shares        (2)                      (3)         (190)                                                 (195)

Stock plans                         8          8         1,337                      (716)                                      637

Dividends declared-$.505 a                                           (14,679)                                              (14,679)
share

Other                                                      368                                    229            927         1,524
- ------------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------------
Balance at April 30,1995       $3,596     $3,695       $10,963      $254,854     $(1,292)    $(10,441)       $(3,383)     $257,992
- ------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
The J. M. Smucker Company


Fiscal Years Ended April 30, 1995, April 30, 1994, and April 30, 1993


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

      Inventories: The Company values its inventories at the lower of cost or market, with market considered as replacement value. Cost is determined on the last-in, first-out (LIFO) method for the majority of domestic inventories. Inventories not on the LIFO method are valued principally by the first-in, first-out (FIFO) method. If the FIFO method (which approximates current cost) had been used for all inventories, the balances would have been $12,765,000 and $11,169,000 higher than reported at April 30, 1995 and 1994, respectively.

      Goodwill and Intangible Assets: The excess cost over net assets of businesses acquired and other intangibles, principally trademarks and patents, are being amortized using the straight-line method over periods ranging up to 40 years. The Company continually evaluates whether events or circumstances have occurred which would indicate the carrying value may not be recoverable or the useful life warrants revision. When factors indicate that goodwill and other intangible assets should be evaluated for possible impairment, the Company analyzes the future recoverability of the asset using an estimate of the related undiscounted future cash flows of the business, and recognizes any adjustment to its carrying value on a current basis. Accumulated amortization of goodwill and intangible assets at April 30, 1995 and 1994, was $13,902,000 and $10,228,000, respectively.

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

      Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $12,953,000, $12,066,000 and $11,080,000 in 1995, 1994,
and 1993, respectively.

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


Note B:  Operating Segments

The Company operates in one industry: the manufacturing and marketing of food products. The following presents information about operations in different geographic areas:


- ------------------------------------------------------------------------------
                                          (Dollars in thousands)
- ------------------------------------------------------------------------------
Year Ended April 30,                   1995            1994            1993
- ------------------------------------------------------------------------------
Net sales:
  United States                       $562,187        $429,272        $424,311
  Foreign                               66,092          56,464          37,849
- ------------------------------------------------------------------------------
     Total net sales                  $628,279        $485,736        $462,160
- ------------------------------------------------------------------------------

Operating income (loss):
  United States                       $ 91,900        $ 80,630        $ 87,176
  Foreign                                2,123          (1,216)     (1)    752
- ------------------------------------------------------------------------------
                                        94,023          79,414          87,928
  Corporate expenses                   (31,524)        (29,015)        (26,845)
- ------------------------------------------------------------------------------
     Total operating income           $ 62,499        $ 50,399        $ 61,083
- ------------------------------------------------------------------------------

Identifiable assets:
United States                         $359,756        $326,042        $259,302
  Foreign                               61,261          52,599          35,509
- ------------------------------------------------------------------------------
  Total assets                        $421,017        $378,641        $294,811
- ------------------------------------------------------------------------------

      (1) Includes the write-off of $2.3 million of goodwill associated with a foreign subsidiary.

      Identifiable assets include corporate and all other assets identified with operations in each geographic area. There was no material amount of transfers between geographic areas.

Note C:  Acquisitions

In December 1994, the Company acquired the Laura Scudder's natural peanut butter business from BAMA Foods, Inc., a wholly-owned subsidiary of Welch Foods, Inc., for cash. In July 1994, the Company completed its cash acquisition of substantially all of the assets of After The Fall Products, Inc., located in Brattleboro, Vermont. The acquired business consisted primarily of the sale of natural juices and juice beverages under the After The Fall brand. Subsequent to the acquisition, the Company transferred production of After The Fall products to its beverage production facility in Havre de Grace, Maryland.

In conjunction with these acquisitions, the Company purchased $5,250,000 and $17,746,500 of intangible assets, respectively, consisting primarily of goodwill. The Company plans to amortize the intangible assets over 40 years using the straight-line method.

In March 1994, the Company acquired certain assets and assumed certain liabilities of the Mrs. Smith's frozen pie business from Mrs. Smith's Frozen Foods Co., a subsidiary of Kellogg Company, for $84,102,000. This business, located in Pottstown, Pennsylvania, manufactures and markets branded frozen pies and pie shells under the Mrs. Smith's brand name. The purchase price was paid from a combination of debt financing and internally generated funds. In connection with the acquisition, the Company purchased $36,452,000 of intangible assets, primarily trademarks and goodwill, and plans to amortize those assets over 40 years using the straight-line method.

In July 1993, the Company purchased for $16,093,000 in cash, the jam, preserve, and pie filling business of Culinar, Inc. of Canada. In connection with this acquisition, the Company purchased $7,159,000 of intangible assets, primarily goodwill, and plans to amortize them over 20 years using the straight-line method.

All of the Company's acquisitions have been recorded using the purchase method of accounting and, accordingly, results of operations subsequent to the dates of acquisition are included in the consolidated financial statements.

Individually, the acquisition of the After the Fall, Laura Scudder's and Culinar businesses did not have a material impact on the financial results of the Company. Had the acquisition of Mrs. Smith's occurred at the beginning of fiscal 1993, proforma consolidated results would have been as follows:


- ------------------------------------------------------------------------------------------
                                                                    Year Ended April 30,
- ------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                    1994            1993
- ------------------------------------------------------------------------------------------
 Net Sales                                                        $601,000        $609,000
 Net Income                                                       $ 32,240        $ 35,954
 Net Income per share                                             $   1.10        $   1.22



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

Note D:  Retirement Plans


The Company has pension plans covering substantially all of its employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations. Net periodic pension cost included the following components:


 ------------------------------------------------------------------------------------------------
                                                                    Year Ended April 30,
 ------------------------------------------------------------------------------------------------
 (Dollars in thousands)                                       1995          1994          1993
 ------------------------------------------------------------------------------------------------

 Service cost-benefits earned during the period               $ 1,640        $1,256        $1,168
 Interest cost on projected benefit obligation                  3,404         3,086         2,564
 Actual return on plan assets                                  (2,640)       (2,876)       (2,204)
 Deferred loss                                                   (927)         (722)       (1,253)
 Net amortization and deferral                                    386           244          (107)
 ------------------------------------------------------------------------------------------------
 Net periodic pension cost                                    $ 1,863        $  988        $  168
 ------------------------------------------------------------------------------------------------

      The following sets forth in the aggregate the funded status and amounts recognized in the Company's consolidated balance sheets for all Company-administered domestic pension plans:

- -------------------------------------------------------------------------------------------------------
                                                                                      April 30,
- -------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                           1995            1994
- -------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation:
  Vested benefits                                                              $ 35,718         $34,444
  Non-vested benefits                                                             2,324           2,312
- -------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                                 38,042         $36,756
- -------------------------------------------------------------------------------------------------------

Projected benefit obligation for service
  rendered to date                                                               44,525          44,012
Plan assets at fair value                                                        41,839          42,520
- -------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                            (2,686)         (1,492)
Unrecognized prior service cost                                                   5,131           5,166
Unrecognized net gain from past experience                                         (582)           (338)
Unamortized net asset at transition                                              (1,595)         (1,686)
- -------------------------------------------------------------------------------------------------------
Net prepaid pension cost                                                       $    268         $ 1,650
- -------------------------------------------------------------------------------------------------------


      The expected long-term rate of return on plan assets was 9% for 1995, 1994, and 1993. Plan assets consist of listed stocks and government obligations, including 168,000 of both of the Company's Class A and Class B Common Shares at April 30, 1995 and 1994. The discount rate was 8% and 7.5% in 1995 and 1994, respectively, while the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 5.5% and 5.75%. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits. Included in the above table is the unfunded supplemental retirement benefit plan which had a projected benefit obligation of $6,215,000 and $6,230,000 in 1995 and 1994, respectively.

      The Company also charged to operations approximately $2,169,000, $675,000, and $606,000 in 1995, 1994, and 1993, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of those labor contracts. For those plans not self-administered, the Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under those plans.

Note E:  Postretirement Benefits Other Than Pensions

In addition to providing pension benefits, the Company sponsors several unfunded defined postretirement plans which provide health care and life insurance benefits to substantially all active and retired, domestic, nonrepresented employees, and their covered dependents and beneficiaries.
These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they have reached age 55 and attained 10 years of service.

During fiscal 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106). This standard requires that the estimated cost of postretirement benefits, principally health care, be accrued over the period earned rather than expensed as incurred. The effect of adopting SFAS 106 resulted in the Company recognizing a one-time charge to consolidated income of $4,454,000 ($.15 per share), net of $2,704,000 of income tax benefit.

Net periodic postretirement benefit expense related to these plans for 1995, 1994, and 1993 included the following components:

 ----------------------------------------------------------------------------------------
                                                               Year Ended April 30,
 ----------------------------------------------------------------------------------------
 (Dollars in thousands)                                   1995         1994         1993
 ----------------------------------------------------------------------------------------
 Service cost                                            $  472       $  421       $  362
 Interest cost                                              662          737          591
 Net amortization and deferral                              ---           13          ---
 ----------------------------------------------------------------------------------------
 Net period postretirement benefit cost                  $1,134       $1,171       $  953
 ----------------------------------------------------------------------------------------



The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets at April 30, 1995 and 1994:

 ----------------------------------------------------------------------------------------
                                                               April 30,
 ----------------------------------------------------------------------------------------
 (Dollars in thousands)                                    1995        1994
 ----------------------------------------------------------------------------------------
 Accumulated benefit obligation:
   Retirees                                              $2,833       $3,407
   Fully eligible active participants                     1,319        1,351
   Other active participants                              4,549        5,045
 Unrecognized actuarial gain (loss)                       1,102         (929)
 ----------------------------------------------------------------------------------------
 Postretirement benefits other than pensions             $9,803       $8,874
 ----------------------------------------------------------------------------------------


The discount rate assumption used to determine the actuarial present value of the accumulated postretirement benefit obligation was 8% in 1995 and 7.5% in 1994. For 1996, the assumed health care cost trend rates were 10.5% for participants under age 65 and 8.5% for participants age 65 or older. Both rates were assumed to decrease gradually to 5.5% in the year 2003. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one percent annual increase in the assumed cost trend rate in each year would increase the accumulated postretirement benefit obligation as of April 30, 1995, by $1,428,000 and the net periodic postretirement benefit cost for the year by $263,000.

In addition, certain of the Company's active employees participate in multi-employer plans which provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,431,000, $1,436,000, and $1,356,000 in 1995, 1994, and 1993, respectively.

Note F:  Stock Benefit Plans

      ESOP:  The Company sponsors an Employee Stock Ownership Plan and Trust
(ESOP) for domestic, non-represented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the Trustee in amounts not to exceed a total of 1,200,000 unallocated Common Shares of the Company at any one time. These shares are to be allocated to participants over
a period of not less than 20 years.   ESOP loans bear interest at 1/2% over
prime and are payable as shares are allocated to participants. Contributions to the plan are made annually in amounts sufficient to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were
$406,000, $389,000, and $336,000 in 1995, 1994, and 1993, respectively.   The
principal payments received from the ESOP in 1995, 1994, and 1993 were $229,000, $183,000, and $250,000, respectively.

           Effective May 1, 1994, the Company adopted Statement of Position 93-6 (SOP 93-6), Employers' Accounting for Employee Stock Ownership Plans.
This statement requires that compensation expense be measured based upon the fair value of shares committed to be released to plan participants. Under the "grandfather" provision of SOP 93-6, the Company did not apply the statement to shares purchased prior to the transition date of December 31, 1992. Since all shares currently held by the ESOP were acquired prior to 1993, the Company will continue to recognize future compensation expense using the cost basis. At April 30, 1995, the ESOP held 805,048 unallocated shares consisting of 324,124 Class A and 480,924 Class B Common Shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

      Savings Plan: The Company offers an employee savings plan under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by collective bargaining agreements. The Company's contributions under the plan are based on a specified percentage of employee contributions. Charges to operations for this plan in 1995, 1994, and 1993 were $1,017,000, $787,000, and $736,000, respectively.

      Restricted Stock: The Restricted Stock Bonus Plan provides for issuance of Common Shares to key employees. There are 74,600 Class A and 117,600 Class B Common Shares available for issuance under the plan at April 30, 1995. Shares awarded under this plan contain certain restrictions for four years relating, among other things, to forfeiture in the event of termination of employment and to transferability.

      Shares awarded are issued as of the effective date of the award and recorded at market value. A corresponding deferred compensation charge is expensed over the period during which restrictions are in effect. In fiscal 1995, an award of 31,000 shares of Class A and Class B Common Shares was made while 43,000 Class A Common Shares were awarded in 1993. There were no awards made during fiscal 1994.

      Stock Options: The Company has two stock option plans covering officers and certain key employees. Options granted under these plans become exercisable at the rate of one-third per year beginning one year after the date of grant, and the option price is equal to the market value on the effective date of the grant.

      Changes in the stock option plans are as follows:



- ---------------------------------------------------------------------------------------------
                                                                       Option Price
                                                     Common Shares       Per Share
- ---------------------------------------------------------------------------------------------
                                               Class A         Class B


Outstanding at April 30, 1992                   576,632         408,032
  Granted                                       127,500              ---               $27.25
  Exercised                                      (6,200)         (6,200)        $11.19-$19.13
  Forfeited                                      (5,400)         (1,000)        $19.13-$31.50
- ---------------------------------------------------------------------------------------------

Outstanding at April 30, 1993                   692,532         400,832
  Granted                                       179,000              ---               $23.94
  Exercised                                      (5,866)         (5,866)        $11.19-$19.13
  Forfeited                                      (7,566)         (1,166)        $19.13-$31.50
- ---------------------------------------------------------------------------------------------

Outstanding at April 30, 1994                   858,100         393,800
  Granted                                        87,500          87,500         $21.50-$23.69
  Exercised                                         ---             ---
  Forfeited                                         ---             ---
- ---------------------------------------------------------------------------------------------

Outstanding at April 30, 1995                   945,600         481,300

Exercisable at April 30, 1995                   698,268         393,800

Available for Future Grants
at April 30,
1993                                          1,097,265       1,388,965
1994                                            925,831       1,390,131
1995                                            838,331       1,302,631
- ---------------------------------------------------------------------------------------------

Note G:  Long-Term Debt

The Company has a three-year, $125,000,000, unsecured revolving credit facility
with certain banks.   Under the agreement, the Company is subject to certain
covenants and restrictions relating to current and interest coverage ratios, along with periodic payments for commitment fees of .12% per annum on the unused balance. Interest rates are variable, primarily based on money market, LIBOR, or prime. The revolving credit facility expires in 1998 and is extendible at the option of the Company with the approval of the banks. Borrowings under the revolving credit facility were $67,100,000 and $48,048,000 at April 30, 1995 and 1994, respectively. Interest paid on all borrowings approximated total interest expense in each of the three years ended April 30, 1995, 1994, and 1993.

Note H:  Leases

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed for short periods. Rental expense in 1995, 1994, and 1993 totaled $12,897,000, $9,110,000, and $8,552,000, respectively; included therein were cold storage facility rentals, based on quantities stored, amounting to $7,701,000, $5,525,000, and $4,538,000, respectively.

Note I:  Income Taxes

During fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires the use of the asset and liability approach for financial accounting and reporting of income taxes. The Company previously accounted for income taxes in conformity with APB 11. The effect of this change in accounting method was not material to the financial statements or results of operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities at April 30, 1995 and 1994 are as follows:

- -------------------------------------------------------------------------------------------------
                                                                        (Dollars in Thousands)
                                                                        1995              1994
- -------------------------------------------------------------------------------------------------
Deferred Tax Liabilities:
   Depreciation                                                          $9,492           $ 7,891
   Goodwill                                                                 949                20
   Pension contributions                                                    308               764
   Other (each less than 5% of total liabilities)                         1,767             1,371
- -------------------------------------------------------------------------------------------------
      Total Deferred Tax Liabilities                                     12,516            10,046
Deferred Tax Assets:
   Postretirement benefits other than pensions                            3,835             3,393
   Other employee benefits                                                3,977             2,560
   Foreign net operating loss carryforwards                               1,363               901
   Trademarks                                                             1,009               863
   Marketing accruals                                                     1,821               571
   Other (each less than 5% of total assets)                              3,386             3,921
- -------------------------------------------------------------------------------------------------
      Total Deferred Tax Assets                                          15,391            12,209
Valuation allowance for deferred tax assets                              (2,660)           (2,265)
- -------------------------------------------------------------------------------------------------
      Net Deferred Tax Assets                                            12,731             9,944
- -------------------------------------------------------------------------------------------------
      Net Deferred Tax (Assets) Liabilities                             $  (215)          $   102
- -------------------------------------------------------------------------------------------------


At April 30, 1995, the Company has foreign net operating loss carryforwards of $4,090,000 for income tax purposes with various expiration dates. The Company has recorded a valuation allowance related to foreign tax loss carryforwards and other foreign deferred tax assets due to the uncertainty of their realization.

Significant components of the provision for income taxes are as follows:


- -----------------------------------------------------------------------------------------------------------
                                                                                      (Dollars in thousands)
- -----------------------------------------------------------------------------------------------------------


Year Ended April 30,                                                 1995             1994            1993
- -----------------------------------------------------------------------------------------------------------
Current:

  Federal                                                          $21,910          $20,146         $20,413

  State and Local                                                    3,439            3,381           3,513

Deferred (Credit)                                                     (272)          (1,302)            145
- -----------------------------------------------------------------------------------------------------------
Total income tax expense from operations                           $25,077          $22,225         $24,071
- -----------------------------------------------------------------------------------------------------------



A reconciliation of the statutory federal income tax rate and the effective tax rate follows:


- --------------------------------------------------------------------------------------------------------------
                                                                          (Dollars in thousands)
- --------------------------------------------------------------------------------------------------------------
                                                                       Percent of Pretax Income
- --------------------------------------------------------------------------------------------------------------
 Year Ended April 30,                                               1995             1994             1993
- --------------------------------------------------------------------------------------------------------------

 Statutory federal income tax rate                                     35.0%            35.0%            34.0%
 Increase in income taxes resulting from:
   State and local income taxes, net of
     federal income tax benefit                                         3.6              4.2              3.8
   Other items                                                          2.3              3.0              1.4
- --------------------------------------------------------------------------------------------------------------

 Effective income tax rate                                             40.9%            42.2%            39.2%
- --------------------------------------------------------------------------------------------------------------

 Income taxes paid                                                  $22,521          $22,431          $23,640
- --------------------------------------------------------------------------------------------------------------


Note J:  Common Shares

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