Form 10-K405, Exhibit 13
period 1996-04-30
SMUCKER J M CO
filed 1996-07-22
CIK 91419

                                                                      Exhibit 13

Statements of Consolidated Income
The J. M. Smucker Company

- --------------------------------------------------------------------------------------
                                         (Dollars in thousands, except per share data)
- --------------------------------------------------------------------------------------
Year Ended April 30,                                   1996         1995        1994
- --------------------------------------------------------------------------------------
Net sales                                            $ 528,576    $510,888   $ 478,228
Cost of products sold                                  337,095     330,287     305,988
- --------------------------------------------------------------------------------------
Gross Profit                                           191,481     180,601     172,240


Selling, distribution, and administrative expenses     137,487     126,045     119,405
- --------------------------------------------------------------------------------------
Operating Income                                        53,994      54,556      52,835


Interest income                                          1,173         770         964
Other income (expense) - net                              (983)        772       1,729
- --------------------------------------------------------------------------------------
                                                        54,184      56,098      55,528
Interest expense                                         2,393       1,218         237
Loss on disposal of foreign subsidiary                   6,996        --          --
- --------------------------------------------------------------------------------------
Income Before Income Taxes                              44,795      54,880      55,291


Income taxes                                            15,342      22,419      23,360
- --------------------------------------------------------------------------------------

Income from Continuing Operations                    $  29,453    $ 32,461   $  31,931


Discontinued Operations:
  Income (loss) from discontinued operations, net        1,284       3,842      (1,433)
    of income taxes
  Loss on discontinuance, net of income taxes           (1,424)       --          --
- --------------------------------------------------------------------------------------

Net Income                                           $  29,313    $ 36,303   $  30,498
- --------------------------------------------------------------------------------------

Income (Loss) per Common Share:

Continuing Operations                                $    1.01    $   1.11   $    1.10
Discontinued Operations                                   --          0.14       (0.05)
- --------------------------------------------------------------------------------------
Net Income per Common Share                          $    1.01    $   1.25   $    1.05
======================================================================================



See notes to consolidated financial statements

Consolidated Balance Sheets
The J. M. Smucker Company

- -----------------------------------------------------------------------
                                                 (Dollars in thousands)
- -----------------------------------------------------------------------
Assets                                                  April 30,
- -----------------------------------------------------------------------
                                                   1996           1995
- -----------------------------------------------------------------------
Current Assets
Cash and cash equivalents                        $  17,647    $  11,244
Trade receivables, less allowance for doubtful
  accounts of $687 ($475 in 1995)                   40,241       43,407
Income tax refundable                                2,998         --
Inventories:
  Finished products                                 37,381       35,815
  Raw materials, containers, and supplies           58,114       50,246
- -----------------------------------------------------------------------
                                                    95,495       86,061
Assets of discontinued operations - net             42,250       19,849
Other current assets                                15,831       16,253
- -----------------------------------------------------------------------
Total Current Assets                               214,462      176,814
- -----------------------------------------------------------------------


Property, Plant, and Equipment
Land and land improvements                          13,719       14,260
Buildings and fixtures                              73,400       72,079
Machinery and equipment                            163,078      144,141
Construction in progress                             2,615        5,605
- -----------------------------------------------------------------------
                                                   252,812      236,085
Accumulated depreciation                          (109,728)     (95,960)
- -----------------------------------------------------------------------
Total Property, Plant, and Equipment               143,084      140,125
- -----------------------------------------------------------------------


Other Noncurrent Assets
Goodwill                                            31,336       32,273
Trademarks and patents                              12,762       13,361
Assets of discontinued operations - net             13,875       35,389
Other assets                                         9,433        8,033
- -----------------------------------------------------------------------

Total Other Noncurrent Assets                       67,406       89,056
- -----------------------------------------------------------------------

                                                 $ 424,952    $ 405,995
=======================================================================


- -----------------------------------------------------------------------------------
                                                             (Dollars in thousands)
- -----------------------------------------------------------------------------------
Liabilities and Shareholders' Equity                                 April 30,
- -----------------------------------------------------------------------------------
                                                                  1996      1995
- -----------------------------------------------------------------------------------
Current Liabilities
Accounts payable                                             $  37,211    $  32,620
Salaries, wages, and additional compensation                     8,845        8,259
Accrued marketing and merchandising                              9,750       10,093
Income taxes                                                      --          3,858
Dividends payable                                                3,810        3,816
Other current liabilities                                        7,894        6,175
- -----------------------------------------------------------------------------------
Total Current Liabilities                                       67,510       64,821
- -----------------------------------------------------------------------------------
Noncurrent Liabilities
Long-term debt                                                  60,800       67,100
Postretirement benefits other than pensions                     10,541        9,803
Deferred income taxes                                            8,488        5,023
Other noncurrent liabilities                                     1,272        1,256
- -----------------------------------------------------------------------------------
Total Noncurrent Liabilities                                    81,101       83,182
- -----------------------------------------------------------------------------------


Shareholders' Equity
Serial Preferred Shares - no par value:
  Authorized--3,000,000 shares; outstanding--none                 --           --
Common Shares - no par value:
 Class A - Authorized--35,000,000 shares;
  outstanding--14,387,639 in 1996 and 14,384,839 in 1995
   (net of 1,824,649 and 1,827,449 treasury shares,
   respectively), at stated value                                3,597        3,596
  Class B - (Non-voting) Authorized--35,000,000 shares;
   outstanding--14,782,339 in 1996, and 14,778,839 in 1995
   (net of 1,429,949 and 1,433,449 treasury shares,
   respectively), at stated value                                3,696        3,695
Additional capital                                              11,469       10,963
Retained income                                                269,036      254,854
Less:
  Deferred compensation                                           (727)      (1,292)
  Amount due from ESOP Trust                                   (10,251)     (10,441)
  Currency translation adjustment                                 (479)      (3,383)
- -----------------------------------------------------------------------------------
Total Shareholders' Equity                                     276,341      257,992
- -----------------------------------------------------------------------------------
                                                             $ 424,952    $ 405,995
===================================================================================

See notes to consolidated financial statements

Statements of Consolidated Cash Flows
The J. M. Smucker Company

- ------------------------------------------------------------------------------------------------
                                                                     (Dollars in thousands)
- ------------------------------------------------------------------------------------------------
Year Ended April 30,                                            1996        1995           1994
- ------------------------------------------------------------------------------------------------
Operating Activities
 Income from continuing operations                           $  29,453    $  32,461    $  31,931
 Adjustments to reconcile income from continuing
  operations to net cash provided by operating activities:      15,288       13,292       12,503
  Depreciation
  Amortization                                                   2,185        2,872        2,548
  Write-off of goodwill                                           --           --          2,326
  Loss on disposal of foreign subsidiaries                       6,996         --           --
  Deferred income taxes                                            764          119       (1,431)
  Changes in assets and liabilities, net of effects from
   business acquisitions and discontinued operations:
   Trade receivables                                             1,931          678         (584)
   Inventories                                                  (9,738)      (7,137)         599
   Other current assets                                           (350)      (7,058)          89
   Accounts payable andaccrued items                             3,841       (2,384)       4,962
   Other - net                                                  (2,559)         706          901
- ------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                       47,811       33,549       53,844
- ------------------------------------------------------------------------------------------------
Investing Activities
  Business acquired - net of cash                                 --        (28,780)    (100,195)
  Additions to property, plant, and equipment                  (25,585)     (18,963)     (18,707)
  Proceeds from the sale of property, plant, and equipment         722          580          691
  Other - net                                                    1,494          724         (572)
- ------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                         (23,369)     (46,439)    (118,783)
- ------------------------------------------------------------------------------------------------
Financing Activities
  Proceeds from long-term debt                                    --         18,542       48,048
  Reduction in long-term debt                                   (6,300)        --           (377)
  Purchase of Common Shares - net                                   98         (195)      (2,210)
Net amount received from ESOP                                      190          229          183
Dividends paid                                                 (15,123)     (14,503)     (13,360)
Other - net                                                      1,104          348       (4,799)
- ------------------------------------------------------------------------------------------------
Net Cash (Used for) Provided by Financing Activities           (20,031)       4,421       27,485
- ------------------------------------------------------------------------------------------------
Cash flows provided by (used in) continuing operations           4,411       (8,469)     (37,454)
Cash flows provided by (used in) discontinued operations         1,901        5,527        1,328
Effect of exchange rate changes on cash                             91          127         (260)
Net increase (decrease) in cash and cash equivalents             6,403       (2,815)     (36,386)
Cash and cash equivalents at beginning of year                  11,244       14,059       50,445
- ------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                     $  17,647    $  11,244    $  14,059
- ------------------------------------------------------------------------------------------------

( ) Denotes use of cash

See notes to consolidated financial statements

Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company



- -----------------------------------------------------------------------------------------------------------------------------------
                                                                          (Dollars in thousands)
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Amount
                                   Common Shares                                   Deferred       due        Currency       Share-
                                   -------------         Additional    Retained    Compen-      from ESOP   Translation    holders
                                Class A      Class B      Capital       Income      sation       Trust       Adjustment     Equity
- -----------------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1993     $   3,602    $   3,698    $   8,841    $ 218,952    $  (1,430)   $ (10,853)   $  (2,341)   $ 220,469

Net income                                                              30,498                                              30,498

Purchase of treasury                (15)         (11)         (22)      (2,388)                                             (2,436)
shares

Stock plans                           3                       223                       854                                  1,080

Cash dividends declared -
$.47 a share                                                           (13,642)                                            (13,642)

Other                                                         219                                    183       (1,969)      (1,567)
- -----------------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1994     $   3,590    $   3,687    $   9,261    $ 233,420    $    (576)   $ (10,670)   $  (4,310)   $ 234,402

Net income                                                              36,303                                              36,303

Purchase of treasury shares          (2)                       (3)        (190)                                               (195)

Stock plans                           8            8        1,337                      (716)                                   637

Cash dividends declared -
$.505 a share                                                          (14,679)                                            (14,679)

Other                                                         368                                    229          927        1,524
- -----------------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1995     $   3,596    $   3,695    $  10,963    $ 254,854    $  (1,292)   $ (10,441)   $  (3,383)   $ 257,992

Net income                                                              29,313                                              29,313

Purchase of treasury                                                       (14)                                                (14)
shares

Stock plans                           1            1          110                       565                                    677

Cash dividends declared -                                              (15,117)                                            (15,117)
$.52 a share

Other                                                         396                                    190        2,904        3,490
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1996     $   3,597    $   3,696    $  11,469    $ 269,036    $    (727)   $ (10,251)        (479)   $ 276,341
===================================================================================================================================


See notes to consolidated financial statements

Notes to Consolidated Financial Statements
The J. M. Smucker Company

On April 19, 1996, the Company reached an agreement in principle to sell its Mrs. Smith's frozen pie business to Flowers Industries, Inc. The sale was completed on May 31, 1996, and management has no involvement in the continuing operations of Mrs. Smith's subsequent to the sale. Mrs. Smith's has been reflected as a discontinued operation in the accompanying financial statements. Accordingly, unless otherwise stated, the accompanying notes for all years presented exclude amounts related to this discontinued business.

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

         Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Stock Compensation: The Company accounts for its stock-based employee compensation arrangements based on the intrinsic value of the equity instruments granted, as set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees.

         Inventories: The Company values its inventories at the lower of cost or market, with market considered as replacement value. Cost is determined on the last-in, first-out (LIFO) method for the majority of domestic inventories. Inventories not on the LIFO method are valued principally by the first-in, first-out (FIFO) method. If the FIFO method (which approximates current cost) had been used for all inventories, the balances would have been $10,502,000 and $12,765,000 higher than reported at April 30, 1996 and 1995, respectively.

         Goodwill and Intangible Assets: The excess cost over net assets of businesses acquired and other intangibles, principally trademarks and patents, are being amortized using the straight-line method over periods ranging up to 40 years. The Company continually evaluates whether events or circumstances have occurred which would indicate the carrying value may not be recoverable or the useful life warrants revision. When factors indicate that goodwill and other intangible assets should be evaluated for possible impairment, the Company analyzes the future recoverability of the asset using an estimate of the related undiscounted future cash flows of the business, and recognizes any adjustment to its carrying value on a current basis. Accumulated amortization of goodwill and intangible assets at April 30, 1996 and 1995, was $14,545,000 and $12,711,000,
respectively.

         Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements. Property sold or retired is eliminated from the accounts in the year of disposition.

         Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a separate component of shareholders' equity.

         Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $9,421,000, $10,213,000, and $9,533,000 in fiscal 1996,
1995, and 1994, respectively.

         Recently Issued Accounting Standards: In March 1995, the FASB issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

         Risks and Uncertainties: The principal products of the Company are fruit spreads, dessert toppings, syrups, peanut butter, industrial fruit products (such as bakery and yogurt fillings), fruit and vegetable juices, juice beverages, condiments, and gift packages. Within the domestic markets, the Company's products are primarily sold through brokers to chain, wholesale, cooperative, and independent grocery accounts and other consumer markets, and to foodservice distributors and chains including hotels, restaurants, and institutions. Industrial products are typically sold directly to other food manufacturers. The Company's distribution outside the United States is principally in Canada, Australia and the Pacific Rim, and Latin America. The fruit raw materials used by the Company are generally purchased from independent growers and suppliers, although the Company grows some strawberries for its own use. Because of the seasonal nature and volatility of quantities of most of the crops on which the Company depends, it is necessary to prepare and freeze stocks of fruit and fruit juices and to maintain them in cold storage warehouses. The Company believes there is no concentration of risk with any single customer or supplier whose failure or non-performance would materially affect the Company's results. In addition, the Company insures its business and assets in each country against insurable risks in a manner that it deems appropriate. It believes that the risk of loss from non-insurable events would not have a material adverse affect on the Company's operations as a whole.

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

Note B:  Operating Segments
The Company operates in one industry: the manufacturing and marketing of food products. The following presents information about operations in different geographic areas:

- -----------------------------------------------------------------
                                (Dollars in thousands)
- -----------------------------------------------------------------
Year Ended April 30,             1996          1995         1994
- -----------------------------------------------------------------
Net sales:
  United States               $ 458,040    $ 444,796    $ 421,764
  Foreign                        70,536       66,092       56,464
- -----------------------------------------------------------------
     Total net sales          $ 528,576    $ 510,888    $ 478,228
- -----------------------------------------------------------------

Operating
income (loss):
  United States               $  87,905    $  84,544    $  83,281
  Foreign                         2,392        2,123       (1,216)(1)
- -----------------------------------------------------------------
                                 90,297       86,667       82,065
Corporate expenses              (36,303)     (32,111)     (29,230)
- -----------------------------------------------------------------
     Total operating income   $  53,994    $  54,556    $  52,835
- -----------------------------------------------------------------

Identifiable assets:
  United States               $ 365,697    $ 344,734    $ 310,252
  Foreign                        59,255       61,261       52,599
- -----------------------------------------------------------------
     Total assets             $ 424,952    $ 405,995    $ 362,851
- -----------------------------------------------------------------

(1) Includes the write-off of $2.3 million of goodwill associated with a foreign subsidiary.

         Identifiable assets include corporate and all other assets identified with operations in each geographic area. There was no material amount of transfers between geographic areas.

Note C:  Acquisitions and Divestitures

Acquisitions
- ------------

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

In March 1994, the Company acquired certain assets and assumed certain liabilities of the Mrs. Smith's frozen pie business from Mrs. Smith's Frozen Foods Co., a subsidiary of Kellogg Company, for $84,102,000. The purchase price was paid from a combination of debt financing and internally generated funds. In connection with the acquisition, the Company purchased $36,452,000 of intangible assets, primarily trademarks and goodwill.

In July 1993, the Company purchased for $16,093,000 in cash, the jam, preserve, and pie filling business of Culinar, Inc. of Canada. In connection with this acquisition, the Company purchased $7,159,000 of intangible assets, primarily goodwill, and plans to amortize them over 20 years using the straight-line method.

All of the Company's acquisitions above have been recorded using the purchase method of accounting and, accordingly, results of operations subsequent to the dates of acquisition are included in the consolidated financial statements.

Divestitures
- ------------

As previously noted, on May 31, 1996, the Company completed the sale of its Mrs. Smith's frozen pie business to a subsidiary of Flowers Industries, Inc. for a combination of cash, notes receivable, and assumption of certain liabilities. In connection with this divestiture, the Company has entered into agreements to lease certain property, plant, and equipment to a Flowers subsidiary called Mrs. Smith's Bakeries, Inc. under operating lease agreements. Mrs. Smith's revenues subsequent to its acquisition were $104,582,000, $117,391,000, and $7,508,000 for the years ended April 30, 1996, 1995, and 1994, respectively. Based upon debt specifically identified to Mrs. Smith's, interest expense of $3,244,000, $3,297,000, and $273,000 was allocated to discontinued operations in fiscal 1996, 1995, and 1994, respectively. Income tax (benefit) or expense allocated to discontinued operations was ($2,069,000), $2,658,000, and ($1,135,000) in fiscal 1996, 1995, and 1994, respectively.

The net assets sold to Mrs. Smith's Bakeries, Inc. have been reported in the accompanying consolidated balance sheets as Assets of Discontinued Operations and are classified as current and noncurrent based on the timing of the consideration to be received. A summary of the net assets sold is as follows:

         (Dollars in thousands)                     April 30,
         --------------------------------------------------------------
                                               1996               1995
                                              -------           -------
         Accounts receivable                  $ 9,638           $10,193
         Inventory                             26,685            24,613
         Intangibles                           29,692            35,006
         Other assets                             398               448
                                              -------           -------
              Assets                           66,413            70,260

         Accounts payable                     $ 4,197             7,907
         Accrued compensation                   1,579             1,976
         Accrued marketing                      4,198             4,167
         Other liabilities                        314               972
                                              -------           -------
         Liabilities                           10,288            15,022
                                              -------           -------
              Net Assets                      $56,125           $55,238
                                              =======           =======



In December 1995, the Company divested its English subsidiary, Elsenham Quality Foods Ltd., resulting in a pretax loss of $6,996,000. A tax benefit of $6,870,000 was recognized associated with this transaction.

Note D:  Retirement Plans

The Company has pension plans covering substantially all of its employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations. Net periodic pension cost included the following components:

- --------------------------------------------------------------------------------
                                                      Year Ended April 30,
- --------------------------------------------------------------------------------
(Dollars in thousands)                              1996      1995        1994
- --------------------------------------------------------------------------------
Service cost-benefits earned during the period    $ 1,537    $ 1,640    $ 1,256
Interest cost on projected benefit obligation       3,684      3,404      3,086
Actual return on plan assets                       (6,343)    (2,640)    (2,876)
Deferred gain (loss)                                2,620       (927)      (722)
Net amortization and deferral                         373        386        244
- --------------------------------------------------------------------------------
Net periodic pension cost                         $ 1,871    $ 1,863    $   988
- --------------------------------------------------------------------------------

         The following sets forth in the aggregate the funded status and amounts recognized in the Company's consolidated balance sheets for all Company-administered domestic pension plans:

- ---------------------------------------------------------------------------------
                                                                 April 30,
- ---------------------------------------------------------------------------------
(Dollars in thousands)                                         1996      1995
- ---------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation:
  Vested benefits                                            $ 39,984    $ 35,718
  Non-vested benefits                                           4,090       2,324
- ---------------------------------------------------------------------------------
  Accumulated benefit obligation                               44,074      38,042
- ---------------------------------------------------------------------------------
Projected benefit obligation for service
  rendered to date                                             51,773      44,525
Plan assets at fair value                                      47,359      41,839
- ---------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets          (4,414)     (2,686)
Unrecognized prior service cost                                 5,350       5,131
Unrecognized net gain from past experience                       (449)       (582)
Unamortized net asset at transition                            (1,504)     (1,595)
- ---------------------------------------------------------------------------------
(Accrued) Prepaid pension cost                               ($ 1,017)   $    268
- ---------------------------------------------------------------------------------

         The expected long-term rate of return on plan assets was 9% for 1996, 1995, and 1994. Plan assets consist of listed stocks and government obligations, including 168,000 of both of the Company's Class A and Class B Common Shares at April 30, 1996 and 1995. The discount rate was 7.5% and 8% in 1996 and 1995, respectively, while the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 5.5% in both years. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits. Included in the above table is the unfunded supplemental retirement benefit plan which had a projected benefit obligation of $6,798,000 and $6,215,000 in 1996 and 1995, respectively.

         The Company also charged to operations approximately $651,000, $691,000, and $675,000 in 1996, 1995, and 1994, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of those labor contracts. For those plans not self-administered, the Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under those plans.

Note E:  Postretirement Benefits Other Than Pensions

In addition to providing pension benefits, the Company sponsors several unfunded defined postretirement plans which provide health care and life insurance benefits to substantially all active and retired, domestic, non-represented employees, and their covered dependents and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they have reached age 55 and attained 10 years of service.

Net periodic postretirement benefit expense related to these plans for 1996, 1995, and 1994 included the following components:


         -------------------------------------------------------------------
                                                      Year Ended April 30,
         -------------------------------------------------------------------
         (Dollars in thousands)                     1996      1995     1994
         -------------------------------------------------------------------
         Service cost                             $   427    $  472   $  421
         Interest cost                                657       662      737
         Net amortization and deferral                (64)       --       13
         -------------------------------------------------------------------
         Net period postretirement benefit cost   $ 1,020    $1,134   $1,171
         -------------------------------------------------------------------

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets at April 30, 1996 and 1995:

         --------------------------------------------------------------
                                                            April 30,
         --------------------------------------------------------------
         (Dollars in thousands)                           1996     1995
         --------------------------------------------------------------
         Accumulated benefit obligation:
           Retirees                                    $ 2,685   $2,833
           Fully eligible active participants            1,373    1,319
           Other active participants                     4,676    4,549
         Unrecognized actuarial gain                     1,807    1,102
         --------------------------------------------------------------
         Postretirement benefits other than pensions   $10,541   $9,803
         --------------------------------------------------------------


The discount rate assumption used to determine the actuarial present value of the accumulated postretirement benefit obligation was 7.5% in 1996 and 8% in 1995. For 1997, the assumed health care cost trend rates are 10% for participants under age 65 and 8% for participants age 65 or older. Both rates are assumed to decrease gradually to 5% in the year 2003. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one percent annual increase in the assumed cost trend rate in each year would increase the accumulated postretirement benefit obligation as of April 30, 1996, by $1,407,000 and the net periodic postretirement benefit cost for the year by $243,000.

In addition, certain of the Company's active employees participate in multi-employer plans which provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,469,000, $1,431,000, and $1,436,000 in 1996, 1995, and 1994, respectively.

Note F:  Stock Benefit Plans

         ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust
(ESOP) for domestic, non-represented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the Trustee in amounts not to exceed a total of 1,200,000 unallocated Common Shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years. ESOP loans bear interest at 1/2% over prime and are payable as shares are allocated to participants. Contributions to the plan are made annually in amounts sufficient to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $398,000, $406,000, and $389,000 in 1996, 1995, and 1994, respectively. The principal payments received from the ESOP in 1996, 1995, and 1994 were $190,000, $229,000, and $183,000, respectively.

           Effective May 1, 1994, the Company adopted Statement of Position 93-6 (SOP 93-6), Employers' Accounting for Employee Stock Ownership Plans. This statement requires that compensation expense be measured based upon the fair value of shares committed to be released to plan participants. Under the "grandfather" provision of SOP 93-6, the Company did not apply the statement to shares purchased prior to the transition date of December 31, 1992. Since all shares currently held by the ESOP were acquired prior to 1993, the Company will continue to recognize future compensation expense using the cost basis. At April 30, 1996, the ESOP held 765,048 unallocated shares consisting of 284,124 Class A and 480,924 Class B Common Shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

         Savings Plan: The Company offers an employee savings plan under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by collective bargaining agreements. The Company's contributions under the plan are based on a specified percentage of employee contributions. Charges to operations for this plan in 1996, 1995, and 1994 were $890,000, $871,000, and $787,000, respectively.

         Restricted Stock: The Restricted Stock Bonus Plan provides for issuance of Common Shares to key employees. There are 74,600 Class A and 117,600 Class B Common Shares available for issuance under the plan at April 30, 1996. Shares awarded under this plan contain certain restrictions for four years relating, among other things, to forfeiture in the event of termination of employment and to transferability.

         Shares awarded are issued as of the effective date of the award and recorded at market value. A corresponding deferred compensation charge is expensed over the period during which restrictions are in effect. In fiscal 1995, an award of 31,000 shares of Class A and Class B Common Shares was made. There were no awards made during either fiscal 1996 or 1994.

         Stock Options: The Company has a stock option plan covering officers and certain key employees. Options granted under this plan become exercisable at the rate of one-third per year beginning one year after the date of grant, and the option price is equal to the market value on the effective date of the grant.

         Changes in the stock option plan are as follows:


         -------------------------------------------------------------------------
                                                                       Option Price
                                               Common Shares            Per Share
         -------------------------------------------------------------------------
                                            Class A       Class B
         Outstanding at April 30, 1993      692,532       400,832
           Granted                          179,000            --           $23.94
           Exercised                         (5,866)       (5,866)   $11.19-$19.13
           Forfeited                         (7,566)       (1,166)   $19.13-$31.50
         -------------------------------------------------------------------------

         Outstanding at April 30, 1994      858,100       393,800
           Granted                           87,500        87,500    $21.50-$23.69
           Exercised                             --            --
           Forfeited                             --            --
         -------------------------------------------------------------------------

         Outstanding at April 30, 1995      945,600       481,300
           Granted                          148,500       148,500    $15.94-$18.00
           Exercised                         (3,500)       (3,500)          $15.94
           Forfeited                         (6,200)       (4,200)   $20.22-$23.94
         -------------------------------------------------------------------------

         Outstanding at April 30, 1996    1,084,400       622,100

         Exercisable at April 30, 1996      819,234       415,600

         Available for Future Grants
         at April 30,
         1994                               925,831     1,390,131
         1995                               838,331     1,302,631
         1996                               502,866       965,166
         =========================================================================






The Company granted stock options during fiscal 1996 for the purchase of 150,000 Class B Common Shares to non-employees for consulting services rendered. The option price on these options is at or above market at the date of grant.

Note G:  Long-Term Debt

The Company has a three-year, $125,000,000, unsecured revolving credit facility with certain banks. Under the agreement, the Company is subject to certain covenants and restrictions relating to current and interest coverage ratios, along with periodic payments for commitment fees of .12% per annum on the unused balance. Interest rates are variable, primarily based on money market, LIBOR, or prime. The revolving credit facility expires in 1999 and is extendible at the option of the Company with the approval of the banks. Borrowings under the revolving credit facility were $60,800,00 and $67,100,000 at April 30, 1996 and 1995, respectively. Interest paid on all borrowings approximated total interest expense in each of the three years ended April 30, 1996, 1995, and 1994.

Note H:  Leases

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed for short periods. Rental expense in 1996, 1995, and 1994 totaled $10,264,000, $9,908,000, and $8,799,000, respectively; included therein were cold storage facility rentals, based on quantities stored, amounting to $4,699,000, $5,012,000, and $5,221,000, respectively.

Note I:  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

         ------------------------------------------------------------------------
         (Dollars in thousands)                                    April 30,
         ------------------------------------------------------------------------
                                                                1996        1995
         ------------------------------------------------------------------------
         Deferred Tax Liabilities:
            Depreciation                                     $ 12,673    $  9,492
            Intangible assets                                      --         469
            Pension contributions                                  19         308
            Other (each less than 5% of total liabilities)      1,475       1,238
         ------------------------------------------------------------------------
               Total Deferred Tax Liabilities                  14,167      11,507
         Deferred Tax Assets:
            Postretirement benefits other than pensions         4,209       3,835
            Other employee benefits                             3,825       3,977
            Foreign net operating loss carryforwards            1,232       1,363
            Intangible assets                                   3,420          --
            Marketing accruals                                  1,052       1,821
            Other (each less than 5% of total assets)           3,083       3,386
         ------------------------------------------------------------------------
               Total Deferred Tax Assets                       16,821      14,382
         Valuation allowance for deferred tax assets           (2,009)     (2,660)
         ------------------------------------------------------------------------
               Deferred Tax Assets Less Allowance              14,812      11,722
         ------------------------------------------------------------------------
               Net Deferred Tax Asset                        $    645    $    215
         ------------------------------------------------------------------------


At April 30, 1996, the Company has foreign net operating loss carryforwards of $3,500,000 for income tax purposes with various expiration dates. The Company has recorded a valuation allowance related to foreign tax loss carryforwards and certain other foreign deferred tax assets due to the uncertainty of their realization.

Significant components of the provision for income taxes are as follows:

- ----------------------------------------------------------------------------------
                                                        (Dollars in thousands)
- ----------------------------------------------------------------------------------
Year Ended April 30,                                   1996      1995       1994
- ----------------------------------------------------------------------------------
Current:
  Federal                                             $12,787   $19,240   $ 21,440
  State and local                                       1,791     3,060      3,351
Deferred (Credit)                                         764       119     (1,431)
- ----------------------------------------------------------------------------------
Total income tax expense from continuing operations   $15,342   $22,419   $ 23,360
- ----------------------------------------------------------------------------------



A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

- ----------------------------------------------------------------------------------
                                                        (Dollars in thousands)
- ----------------------------------------------------------------------------------
                                                       Percent of Pretax Income
- ----------------------------------------------------------------------------------
Year Ended April 30,                               1996          1995         1994
- ----------------------------------------------------------------------------------
Statutory federal income tax rate                  35.0%         35.0%        35.0%
Decrease in income taxes resulting from:
  Loss on divestiture of foreign subsidiary        (8.6)           --           --

Increase in income taxes resulting from:
  State and local income taxes, net of
  federal income tax benefit                        3.4           3.6          3.9

  Foreign losses not utilized                       1.7           0.7          0.8

  Other items                                       2.7           1.6          2.5
- ----------------------------------------------------------------------------------

Effective income tax rate                          34.2%         40.9%        42.2%
- ----------------------------------------------------------------------------------

Income taxes paid, including
amounts for discontinued operations           $  17,979     $  22,521    $  22,431
- ----------------------------------------------------------------------------------




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