Form 10-K405, Exhibit 13
period 1997-04-30
SMUCKER J M CO
filed 1997-07-23
CIK 91419

                                                                      Exhibit 13


Five Year Summary of Selected Financial Data

----------------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                       1997           1996          1995            1994          1993
----------------------------------------------------------------------------------------------------------------------------
                                                                   (Dollars in thousands, except per share data)
Statement of Income:
  Net sales                                              $542,602       $528,576      $510,888        $478,228      $462,160
  Income before cumulative effect
     of change in accounting method                        30,935         29,453        32,461          31,931        37,399
  Income from continuing operations (1)                    30,935         29,453        32,461          31,931        32,945
  (Loss) Income from discontinued
    operations (2)                                            ---           (140)        3,842          (1,433)          ---
  Net income                                               30,935         29,313        36,303          30,498        32,945
----------------------------------------------------------------------------------------------------------------------------
Financial Position:
  Long-term debt                                              ---         60,800        67,100          48,558           887
  Total assets                                            384,773        424,952       405,995         362,851       294,811
----------------------------------------------------------------------------------------------------------------------------
Other Data:
Per Common Share:
  Income before cumulative effect
    of change in accounting method                           1.06           1.01          1.11            1.10          1.27
  Income from continuing operations (1)                      1.06           1.01          1.11            1.10          1.12
  Income (Loss) from discontinued
    operations (2)                                            ---            ---          0.14           (0.05)          ---
  Net income                                                 1.06           1.01          1.25            1.05          1.12
Dividends declared per Common Share:
  Class A                                                    0.52           0.52         0.505            0.47          0.43
  Class B                                                    0.52           0.52         0.505            0.47          0.43
----------------------------------------------------------------------------------------------------------------------------



(1) Includes, in 1993, the cumulative effect of adopting the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

(2) Represents Mrs. Smith's as described in Note C to the consolidated financial statements.

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 1997 and 1996.

                                                                                                            Income
                                                                       Income                 Income         (Loss)         Net
                                                         Income        (Loss)              per Share      per Share      Income
                                                           from          From                   from           from         per
                 Quarter          Net        Gross   Continuing  Discontinued       Net   Continuing   Discontinued      Common
                   Ended        Sales       Profit   Operations    Operations    Income   Operations     Operations       Share
-------------------------------------------------------------------------------------------------------------------------------
   1997     July 31          $134,154      $48,271       $7,489       $   ---    $7,489        $0.26        $   ---       $0.26
            October 31        142,844       48,687        7,818           ---     7,818         0.26            ---        0.26
            January 31        124,479       44,096        6,533           ---     6,533         0.23            ---        0.23
            April 30          141,125       52,599        9,095           ---     9,095         0.31            ---        0.31
-------------------------------------------------------------------------------------------------------------------------------
   1996     July 31          $133,897      $48,602       $9,384          $140    $9,524        $0.33        $   ---       $0.33
            October 31        142,563       49,380        8,635           781     9,416         0.29           0.03        0.32
            January 31        121,207       44,834        5,856           481     6,337         0.20           0.02        0.22
            April 30          130,909       48,665        5,578        (1,542)    4,036         0.19          (0.05)       0.14
-------------------------------------------------------------------------------------------------------------------------------



Stock Price Data

The Company's Class A and Class B Common Shares are listed on the New York Stock Exchange - ticker symbols SJMA and SJMB, respectively. The table below presents the high and low market prices for the shares and the quarterly dividends declared. The number of Class A and Class B shareholders of record as of June 30, 1997 was 6,692 and 4,302, respectively.

                              Class A Common Shares                                      Class B Common Shares
--------------------------------------------------------------------------------------------------------------------------------
                 Quarter Ended            High        Low    Dividends       Quarter Ended         High       Low      Dividends
--------------------------------------------------------------------------------------------------------------------------------
   1997          July 31                $21.75     $17.75        $0.13       July 31             $20.38     $17.50         $0.13
                 October 31              18.25      16.50         0.13       October 31           17.75      15.38          0.13
                 January 31              18.75      16.50         0.13       January  31          17.38      15.50          0.13
                 April 30                18.88      16.25         0.13       April 30             17.75      15.63          0.13
--------------------------------------------------------------------------------------------------------------------------------
   1996          July 31                $23.63     $20.75        $0.13       July 31             $21.38     $18.63         $0.13
                 October 31              22.50      19.63         0.13       October 31           22.00      18.00          0.13
                 January 31              21.75      17.88         0.13       January  31          19.25      15.25          0.13
                 April 30                22.25      19.63         0.13       April 30             20.63      18.00          0.13
--------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis

On May 31, 1996, the Company completed the sale of the Mrs. Smith's frozen pie business to a subsidiary of Flowers Industries, Inc. Mrs. Smith's has been reflected as a discontinued operation in the accompanying financial statements for fiscal 1997 and prior years. Therefore, this discussion and analysis refers only to the continuing businesses of the Company.

Results of Operations

COMPARISON OF 1997 WITH 1996

During 1997, sales increased nearly 3%, or $14,026,000, over those of the prior year. The Company's Industrial, Foodservice, and Beverage business areas all realized sales increases. The largest increase came in the Industrial area, which achieved a sales increase of 23% over fiscal 1996. The majority of the increase was related to an increase in new and existing business with current customers. The Foodservice area realized a 6% increase in sales, due mostly to volume gains in the portion control and toppings categories. In the Beverage area, the introduction of the R. W. Knudsen Family's Simply Nutritious line of functional / fortified beverages into the natural foods market accounted for much of that area's growth.

Sales in the Consumer area were approximately equal to last year's as a modest decline in grocery was offset by a 15% increase in the mass retail market. Total fruit spreads volume in fiscal 1997 was up over 3%, as the Company recognized substantial gains in its share of the fruit spreads market during the latter half of the year. The dollar sales growth was primarily the result of increased sales of traditional fruit spreads in the mass retail and warehouse clubstore markets and expanded distribution of Smucker's Light, which the Company rolled-out nationally during fiscal 1997. While the roll-out of Light enabled the Company to expand its dominant position in the low calorie / light segment, the fruit-only segment continued to decline. In the peanut butter category, sales increased over last year due to volume growth in Goober products and the roll-out of reduced fat natural peanut butter. Dessert toppings sales were down from fiscal 1996, due mostly to significant competitive activity. Although sales in the Consumer area remained basically unchanged from last year, profitability decreased from fiscal 1996 due to increased marketing expenses, higher fruit costs, and mix of products sold.

In the International area, operating income improved approximately $2,650,000, although sales were down approximately $4,500,000 from the prior year. The sales decline was mostly due to the divestiture of Elsenham Quality Foods, the Company's U. K. subsidiary, in December, 1995. The Company realized sales growth in its Australasian (including China) and Mexican markets. Approximately one-half of the increase in the Australasian market was due to increased sales, and the remainder resulted from favorable exchange rates.

Net income increased approximately 6% this year, as earnings per share rose from $1.01 to $1.06. Sales growth contributed significantly to the overall increase in earnings, particularly in the fourth quarter. The gross profit percentage on these sales decreased from 36.2% to 35.7% as a result of a general increase in the overall cost of fruit raw materials, although this was mitigated somewhat in the second half of the year by the effect of lower corn sweetener prices. Other factors that contributed to the improved profitability for the year included the Company's ongoing cost reduction efforts, including improvements in plant efficiencies and reduced freight and distribution costs, along with the previously mentioned improvement in the Company's International business. Interest expense also decreased approximately $645,000 as the Company reduced its outstanding debt balance during the year.

COMPARISON OF 1996 WITH 1995

Sales in fiscal year 1996 increased 3.5%, or $17,688,000, over those of the prior year. Each of the Company's business areas recorded sales increases, led by the Foodservice area's 11% growth as sales in all of its product categories increased. Sales within the International area increased 7%, resulting from continued growth in Latin America and entrance into new markets in Eastern Europe and Mexico. Beverage sales grew 6% with most of the increase coming from the inclusion of a full year of After The Fall sales. Both the Industrial and Specialty Foods areas contributed solid years, each with increases of over $1,000,000 in sales. Although the Consumer area's sales were up only slightly for the year, they were stronger in the fourth quarter in which there was an 8% increase over the same quarter of fiscal 1995.

Gross profit grew at a 6% rate, increasing the gross profit margin to 36.2% from 35.4%. The increase was due in part to lower costs of certain fruits and raw materials and also to operational efficiencies in the manufacturing plants. The growth in gross profit was offset by a 9% increase in the Company's selling, distribution, and administrative expenses. The increase was due to a greater emphasis on marketing programs to combat competitive pressures in the Consumer fruit spreads category, as well as resources devoted to consulting projects.

Income from continuing operations decreased 9% this year as earnings per share from continuing operations fell from $1.11 to $1.01. Several factors contributed to the decline. Interest expense for the year was up due to both an increase in the average outstanding debt balance and interest rates, which averaged approximately one percentage point higher than during the prior year. Also, other income decreased $1,755,000 this year, primarily due to two factors. First, the fourth quarter included a charge of approximately $1,000,000 for costs associated with the withdrawal of beverage products which contained an undeclared sweetener. In addition, lower profits on frozen fruit sales also contributed to the decline in other income.

A $6,996,000 loss is included in income before income taxes on the disposal of Elsenham Quality Foods, Ltd. This loss represents the write-off of the Company's investment in Elsenham (see Note C). The tax benefit associated with the Elsenham divestiture resulted in a net tax credit and significantly reduced the effective tax rate for the year to 34.2%. Excluding the impact of the Elsenham transaction, the tax rate would have been 42.8% for the year (compared to 40.9% in fiscal 1995). The after-tax impact from this transaction was not material.

Capital Resources and Liquidity

The Company's cash position and overall financial condition strengthened during fiscal 1997 as the Company retired its entire outstanding debt during the year, using a combination of proceeds from the sale of Mrs. Smith's and cash provided from continuing operations. Significant uses of cash during the year included $15,751,000 in capital expenditures, down from record levels last year, and dividends. Dividends paid in fiscal 1997 on all Common Shares were at $0.52 per share or $15,113,000 in total. In addition, during the fourth quarter the Company used cash to acquire the rights to the Kraft retail fruit spreads business in the United States. The Kraft business, which represents approximately a 2% share of the U. S. fruit spreads market, did not contribute materially to the financial results of the fourth quarter.

At the end of the year, the Company replaced its $125,000,000 credit facility with two lines of credit, providing up to $60,000,000 in short-term borrowings. The Company expects to borrow against its lines of credit during fiscal 1998 to finance its annual procurement of fruit and to meet other cash requirements. In addition to working capital requirements, approximately $15,000,000 is expected to be spent in support of the Company's information technology and reengineering project. Other capital expenditures are planned at approximately $17,000,000. The majority of these cash outlays are expected to occur in the first half of the fiscal year.

During fiscal 1997, the Company announced that its Board of Directors had authorized the purchase, from time to time, of up to one million of its Class A and/or Class B Common Shares in total. At this time, the Company does not expect to repurchase the entire one million shares during the upcoming year, although that possibility exists.

Assuming that there are no additional acquisitions or other investments requiring cash outlays and the results of operations are at least comparable to fiscal 1997, the Company expects cash provided from operations and borrowings to be sufficient to meet cash requirements in fiscal 1998.

Certain Forward-Looking Statements

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results may differ depending on a number of factors including: the success of the Company's fruit spreads marketing program during the coming year; competitive activity, including private label; the mix of products sold and the level of marketing expenditures needed to generate those sales; an increase in fruit costs or costs of any other significant ingredients; the ability of the Company to maintain and/or improve sales and earnings performance of its non-retail business areas; and the implementation of the Company's information technology project.

Statements of Consolidated Income

The J. M. Smucker Company

--------------------------------------------------------------------------------------------------
                                                    (Dollars in thousands, except per share data)
--------------------------------------------------------------------------------------------------
Year Ended April 30,                                       1997            1996            1995
--------------------------------------------------------------------------------------------------
Net sales                                               $ 542,602       $ 528,576       $ 510,888
Cost of products sold                                     348,949         337,095         330,287
--------------------------------------------------------------------------------------------------
Gross Profit                                              193,653         191,481         180,601

Selling, distribution, and administrative expenses        140,449         137,487         126,045
--------------------------------------------------------------------------------------------------
Operating Income                                           53,204          53,994          54,556

Interest income                                             2,048           1,173             770
Other (expense) income - net                                 (338)           (983)            772
--------------------------------------------------------------------------------------------------
                                                           54,914          54,184          56,098
Interest expense                                            1,748           2,393           1,218
Loss on disposal of foreign subsidiary                       --             6,996            --
--------------------------------------------------------------------------------------------------
Income before Income Taxes                                 53,166          44,795          54,880

Income taxes                                               22,231          15,342          22,419
--------------------------------------------------------------------------------------------------

Income from Continuing Operations                       $  30,935       $  29,453       $  32,461

Discontinued Operations:
     Income from discontinued operations, net                --             1,284           3,842
        of income taxes
     Loss on discontinuance, net of income taxes             --            (1,424)           --
--------------------------------------------------------------------------------------------------
Net Income                                              $  30,935       $  29,313       $  36,303
==================================================================================================

Income per Common Share:
Continuing Operations                                   $    1.06       $    1.01       $    1.11
Discontinued Operations                                      --              --              0.14
--------------------------------------------------------------------------------------------------
Net Income per Common Share                             $    1.06       $    1.01       $    1.25
==================================================================================================



See notes to consolidated financial statements

Consolidated Balance Sheets

The J. M. Smucker Company

-------------------------------------------------------------------------------------------------------------
                                                                                   (Dollars in thousands)
-------------------------------------------------------------------------------------------------------------
Assets                                                                                      April 30,
-------------------------------------------------------------------------------------------------------------
                                                                                     1997               1996
-------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                        $ 24,091           $ 17,647
Trade receivables, less allowance for doubtful accounts                            48,140             40,241
Income tax refundable                                                                 ---              2,998
Inventories:
  Finished products                                                                39,054             37,381
  Raw materials, containers, and supplies                                          55,052             58,114
-------------------------------------------------------------------------------------------------------------
                                                                                   94,106             95,495
Assets of discontinued operations - net                                               ---             42,250
Other current assets                                                               12,135             15,831
-------------------------------------------------------------------------------------------------------------
Total Current Assets                                                              178,472            214,462
-------------------------------------------------------------------------------------------------------------


Property, Plant, and Equipment
Land and land improvements                                                         13,820             13,719
Buildings and fixtures                                                             74,709             73,400
Machinery and equipment                                                           170,160            163,078
Construction in progress                                                            6,881              2,615
-------------------------------------------------------------------------------------------------------------
                                                                                  265,570            252,812
Accumulated depreciation                                                         (125,935)          (109,728)
-------------------------------------------------------------------------------------------------------------

Total Property, Plant, and Equipment                                              139,635            143,084
-------------------------------------------------------------------------------------------------------------


Other Noncurrent Assets
Goodwill                                                                           34,041             31,336
Trademarks and patents                                                             11,352             12,762
Assets of discontinued operations - net                                               ---             13,875
Notes receivable                                                                   13,109                ---
Other assets                                                                        8,164              9,433
-------------------------------------------------------------------------------------------------------------

Total Other Noncurrent Assets                                                      66,666             67,406
-------------------------------------------------------------------------------------------------------------

                                                                                 $384,773           $424,952
==============================================================================================================

-----------------------------------------------------------------------------------------------------------------------
                                                                                                (Dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity                                                                  April 30,
-----------------------------------------------------------------------------------------------------------------------
                                                                                                1997              1996
-----------------------------------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable                                                                             $36,582           $37,211
Salaries, wages, and additional compensation                                                   9,636             8,845
Accrued marketing and merchandising                                                           11,057             9,750
Income taxes                                                                                   4,116               ---
Dividends payable                                                                              3,823             3,810
Other current liabilities                                                                      6,802             7,894
-----------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                     72,016            67,510
-----------------------------------------------------------------------------------------------------------------------
Noncurrent Liabilities
Long-term debt                                                                                   ---            60,800
Postretirement benefits other than pensions                                                   11,068            10,541
Deferred income taxes                                                                          7,604             8,488
Other noncurrent liabilities                                                                   2,194             1,272
-----------------------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                                                  20,866            81,101
-----------------------------------------------------------------------------------------------------------------------


Shareholders' Equity
Serial Preferred Shares - no par value:                                                          ---               ---
  Authorized-3,000,000 shares; outstanding-none
Common Shares - no par value:
  Class A - Authorized-35,000,000 shares;                                                      3,606             3,597
      outstanding-14,423,126 in 1997 and 14,387,639 in 1996
      (net of 1,789,162 and 1,824,649 treasury shares,
      respectively), at stated value
  Class B - (Non-voting) Authorized-35,000,000 shares;                                         3,696             3,696
      outstanding-14,785,203 in 1997, and 14,782,339 in 1996
      (net of 1,427,085 and 1,429,949 treasury shares,
      respectively), at stated value
Additional capital                                                                            12,439            11,469
Retained income                                                                              284,605           269,036
Less:
  Deferred compensation                                                                       (1,396)             (727)
  Amount due from ESOP Trust                                                                 (10,027)          (10,251)
  Currency translation adjustment                                                             (1,032)             (479)
-----------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                   291,891           276,341
-----------------------------------------------------------------------------------------------------------------------
                                                                                            $384,773          $424,952
=======================================================================================================================

See notes to consolidated financial statements

Statements of Consolidated Cash Flows

The J. M. Smucker Company

----------------------------------------------------------------------------------------------------------
                                                                            (Dollars in thousands)
----------------------------------------------------------------------------------------------------------
Year Ended April 30,                                                 1997            1996           1995
----------------------------------------------------------------------------------------------------------
Operating Activities
  Income from continuing operations                                $ 30,935       $ 29,453       $ 32,461
  Adjustments to reconcile income from continuing
    operations to net cash provided by operating activities:
    Depreciation                                                     18,337         15,288         13,292
    Amortization                                                      3,502          2,185          2,872
    Loss on disposal of foreign subsidiaries                           --            6,996           --
    Deferred income taxes                                             4,026            764            119
    Changes in assets and liabilities, net of effects from
     business acquisitions and discontinued operations:
      Trade receivables                                              (8,043)         1,931            678
      Inventories                                                     1,792         (9,738)        (7,137)
      Other current assets                                           (1,174)          (350)        (7,058)
      Accounts payable and accrued items                                341          3,841         (2,384)
      Income Taxes                                                    7,114         (6,856)         1,734
      Other - net                                                     2,693          4,297         (1,028)
----------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                            59,523         47,811         33,549
----------------------------------------------------------------------------------------------------------
Investing Activities
  Business acquired - net of cash                                    (5,593)          --          (28,780)
  Additions to property, plant, and equipment                       (15,751)       (25,585)       (18,963)
  Proceeds from the sale of property, plant, and equipment              627            722            580
  Proceeds from the sale of assets of discontinued operations        44,695           --             --
  Other - net                                                           767          1,494            724
----------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used for) Investing Activities                 24,745        (23,369)       (46,439)
----------------------------------------------------------------------------------------------------------
Financing Activities
  Proceeds from long-term debt                                         --             --           18,542
  Reduction in long-term debt                                       (60,800)        (6,300)          --
  (Purchase) sale of Common Shares - net                               (245)            98           (195)
  Net amount received from ESOP                                         224            190            229
  Dividends paid                                                    (15,113)       (15,123)       (14,503)
  Other - net                                                           140          1,104            348
----------------------------------------------------------------------------------------------------------
Net Cash (Used for) Provided by Financing Activities                (75,794)       (20,031)         4,421
----------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) continuing operations                8,474          4,411         (8,469)
Cash flows (used in)provided by discontinued operations              (1,858)         1,901          5,527
Effect of exchange rate changes on cash                                (172)            91            127
Net increase (decrease) in cash and cash equivalents                  6,444          6,403         (2,815)
Cash and cash equivalents at beginning of year                       17,647         11,244         14,059
----------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                           $ 24,091       $ 17,647       $ 11,244
----------------------------------------------------------------------------------------------------------

(  ) Denotes use of cash
See notes to consolidated financial statements

Statements of Consolidated Shareholders' Equity

The J. M. Smucker Company

---------------------------------------------------------------------------------------------------------------------------
                                                                (Dollars in thousands)
---------------------------------------------------------------------------------------------------------------------------
                                                                                             Amount
                                 Common Shares                                 Deferred         due      Currency    Share-
                                 --------------      Additional   Retained     Compen-    from ESOP   Translation  holders'
                             Class A       Class B      Capital     Income      sation        Trust    Adjustment    Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1994       $3,590      $3,687       $9,261   $233,420    $  (576)    $(10,670)     $(4,310)  $234,402

Net income                                                          36,303                                          36,303
Purchase of treasury shares         (2)                      (3)      (190)                                           (195)
Stock plans                          8           8        1,337                  (716)                                 637
Cash dividends declared-                                           (14,679)                                        (14,679)
     $.505 a share
Other                                                       368                                229          927      1,524
---------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1995       $3,596      $3,695      $10,963   $254,854    $(1,292)    $(10,441)     $(3,383)  $257,992

Net income                                                          29,313                                          29,313
Purchase of treasury shares                                            (14)                                            (14)
Stock plans                          1           1          110                   565                                  677
Cash dividends declared-                                           (15,117)                                        (15,117)
     $.52 a share
Other                                                       396                                190        2,904      3,490
---------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1996       $3,597      $3,696      $11,469   $269,036    $  (727)    $(10,251)     $  (479)  $276,341

Net income                                                          30,935                                          30,935
Purchase of treasury shares         (3)                      (2)      (240)                                           (245)
Stock plans                         12                      841                  (669)                                 184
Cash dividends declared-                                           (15,126)                                        (15,126)
     $.52 a share
Other                                                       131                                224         (553)      (198)
---------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1997       $3,606      $3,696      $12,439   $284,605  $  (1,396)    $(10,027)     $(1,032)  $291,891
---------------------------------------------------------------------------------------------------------------------------



See notes to consolidated financial statements

Notes to Consolidated Financial Statements
The J. M. Smucker Company

On May 31, 1996, the Company completed the sale of the Mrs. Smith's frozen pie business to a subsidiary of Flowers Industries, Inc. Mrs. Smith's has been reflected as a discontinued operation in the accompanying financial statements for fiscal 1997 and prior years. Accordingly, unless otherwise stated, the accompanying notes for all years presented exclude amounts related to this discontinued business.

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

         Stock Compensation: Effective May 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). Under SFAS 123, companies may elect to adopt the fair value method of accounting for stock-based compensation or continue to use Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) to measure expense associated with stock-based compensation. The Company has elected to continue to follow APB 25 which results in net income and earnings per share that are not materially different from amounts determined using the fair value method of SFAS 123.

         Inventories: The Company values its inventories at the lower of cost or market, with market considered as replacement value. Cost is determined on the last-in, first-out (LIFO) method for the majority of domestic inventories. Inventories not on the LIFO method are valued principally by the first-in, first-out (FIFO) method. If the FIFO method (which approximates current cost) had been used for all inventories, the balances would have been $13,643,000 and $10,502,000 higher than reported at April 30, 1997 and 1996, respectively.

         Goodwill and Intangible Assets: The excess cost over net assets of businesses acquired and other intangibles, principally trademarks and patents, are being amortized using the straight-line method over periods ranging from 5 to 40 years. The Company continually evaluates whether events or circumstances have occurred which would indicate the carrying value may not be recoverable or the useful life warrants revision. When factors indicate that goodwill and other intangible assets should be evaluated for possible impairment, the Company analyzes the future recoverability of the asset using an estimate of the related undiscounted future cash flows of the business, and recognizes any adjustment to its carrying value on a current basis. Accumulated amortization of goodwill and intangible assets at April 30, 1997 and 1996, was $17,209,000 and $14,545,000,
respectively.

         Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements. Property sold or retired is eliminated from the accounts in the year of disposition.

         Software Costs: The Company capitalizes significant costs associated with the development and installation of internal use software. Amounts deferred are amortized over the estimated useful lives of the software beginning with the project's completion. Net deferred internal software costs as of April 30, 1997 and 1996 were $4,976,000 and $689,000, respectively.

         Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a separate component of shareholders' equity.

         Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $10,321,000, $9,421,000, and $10,213,000 in fiscal 1997,
1996, and 1995, respectively.

         Recently Issued Accounting Standards: In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS 121 in the first quarter of fiscal 1997 and the impact was not material.

         In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 replaces the presentation of primary earnings per share (EPS) under Accounting Principles Board Opinion No. 15 and related Interpretations, with the presentation of basic EPS (which primarily gives effect only to common shares actually outstanding) and requires dual presentation of basic and diluted EPS on the face of the income statement for all of the entities with complex capital structures. The Company is required to adopt SFAS 128 during fiscal 1998. The Company has not completed its evaluation of the potential impact of this new standard on EPS in future periods, but it does not expect a material impact on earnings per share.

         Risks and Uncertainties: The principal products of the Company are fruit spreads, dessert toppings, peanut butter, industrial fruit products (such as bakery and yogurt fillings), fruit and vegetable juices, juice beverages, syrups, condiments, and gift packages. Within the domestic markets, the Company's products are primarily sold through brokers to chain, wholesale, cooperative, and independent grocery accounts and other consumer markets, and to foodservice distributors and chains including hotels, restaurants, and institutions. Industrial products are typically sold directly to other food manufacturers. The Company's distribution outside the United States is principally in Canada, Australia and the Pacific Rim, and Latin America. The fruit raw materials used by the Company are generally purchased from independent growers and suppliers, although the Company grows some strawberries for its own use. Because of the seasonal nature and volatility of quantities of most of the crops on which the Company depends, it is necessary to prepare and freeze stocks of fruit and fruit juices and to maintain them in cold storage warehouses. The Company believes there is no concentration of risk with any single customer or supplier whose failure or non-performance would materially affect the Company's results. In addition, the Company insures its business and assets in each country against insurable risks in a manner that it deems appropriate. It believes that the risk of loss from non-insurable events would not have a material adverse effect on the Company's operations as a whole.

         Net Income Per Common Share: Net income per Common Share is based on the weighted-average number of the Class A Common Shares and Class B Common Shares considered outstanding during the year.

Note B:  Operating Segments

The Company operates in one industry: the manufacturing and marketing of food products. The following presents information about operations in different geographic areas:

--------------------------------------------------------------------------------------
                                                 (Dollars in thousands)
--------------------------------------------------------------------------------------
Year Ended April 30,                          1997               1996            1995
--------------------------------------------------------------------------------------
Net sales:
  United States                           $476,558           $458,040        $444,796
  Foreign                                   66,044             70,536          66,092
--------------------------------------------------------------------------------------
     Total net sales                      $542,602           $528,576        $510,888
--------------------------------------------------------------------------------------

Operating income:
  United States                            $85,507           $ 87,905        $ 84,544
  Foreign                                    5,045              2,392           2,123
--------------------------------------------------------------------------------------
                                            90,552             90,297          86,667
  Corporate expenses                       (37,348)           (36,303)        (32,111)
--------------------------------------------------------------------------------------
     Total operating income                $53,204           $ 53,994        $ 54,556
--------------------------------------------------------------------------------------

Identifiable assets:
  United States                           $326,739           $365,697        $344,734
  Foreign                                   58,034             59,255          61,261
--------------------------------------------------------------------------------------
     Total assets                         $384,773           $424,952        $405,995
--------------------------------------------------------------------------------------



         Identifiable assets include corporate and all other assets identified with operations in each geographic area. There was no material amount of transfers between geographic areas.

Note C:  Acquisitions and Divestitures

Acquisitions
------------

In fiscal 1995, the Company acquired the Laura Scudder's natural peanut butter business and After The Fall Products, Inc. In conjunction with these acquisitions, the Company purchased $5,250,000 and $17,746,500 of intangible assets, respectively, consisting primarily of goodwill. The Company plans to amortize the intangible assets over 40 years using the straight-line method.

The Company recorded these transactions using the purchase method of accounting and, accordingly, results of operations subsequent to the dates of acquisition are included in the consolidated financial statements.

Divestitures
------------

As previously noted, on May 31, 1996, the Company completed the sale of its Mrs. Smith's frozen pie business to a subsidiary of Flowers Industries, Inc. for a combination of cash and notes receivable. In connection with this divestiture, the Company also entered into agreements to lease certain property, plant, and equipment to a Flowers Industries subsidiary under operating lease agreements. Mrs. Smith's revenues were $2,926,000, $104,582,000, and $117,391,000 for the years ended April 30, 1997, 1996, and 1995, respectively. Based upon debt specifically identified to Mrs. Smith's, interest expense of $271,000, $3,244,000, and $3,297,000 was allocated to discontinued operations in fiscal 1997, 1996, and 1995, respectively. Income tax (benefit) or expense allocated to discontinued operations was ($2,069,000) and $2,658,000 in fiscal 1996 and 1995, respectively.

The net assets sold have been reported in the accompanying consolidated balance sheet at April 30, 1996 as assets of discontinued operations and are classified as current and noncurrent based on the timing of the consideration to be received. A summary of the net assets sold is as follows:

(Dollars in thousands)                          April
                                                  30,
------------------------------------------------------
                                                 1996
                                             ---------
Accounts receivable                          $  9,638
Inventory                                      26,685
Intangibles                                    29,692
Other assets                                      398
                                             ---------
     Assets                                    66,413

Accounts payable                             $  4,197
Accrued compensation                            1,579
Accrued marketing                               4,198
Other liabilities                                 314
                                             ---------
     Liabilities                               10,288

                                             ---------
     Net assets                              $ 56,125
                                             =========




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

Note D:  Retirement Plans

The Company has pension plans covering substantially all of its employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations. Net periodic pension cost included the following components:

----------------------------------------------------------------------------------------------------------
                                                                              Year Ended April 30,
----------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                1997            1996           1995
----------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period                     $ 1,481         $ 1,537        $ 1,640
Interest cost on projected benefit obligation                        3,816           3,684          3,404
Actual return on plan assets                                        (3,681)         (6,343)        (2,640)
Deferred (loss) gain                                                  (498)          2,620           (927)
Net amortization and deferral                                          381             373            386
----------------------------------------------------------------------------------------------------------
Net periodic pension cost                                          $ 1,499         $ 1,871        $ 1,863
----------------------------------------------------------------------------------------------------------

         The following sets forth in the aggregate the funded status and amounts recognized in the Company's consolidated balance sheets for all Company-administered domestic pension plans:

----------------------------------------------------------------------------------------------------------------
                                                                                                April 30,
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                   1997              1996
----------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligation:
  Vested benefits                                                                     $40,695           $39,984
  Non-vested benefits                                                                   3,440             4,090
----------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                                         44,135            44,074
----------------------------------------------------------------------------------------------------------------

Projected benefit obligation for service
  rendered to date                                                                     50,840            51,773

Plan assets at fair value                                                              50,055            47,359
----------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                                    (785)           (4,414)
Unrecognized prior service cost                                                         4,989             5,350
Unrecognized net gain from past experience                                             (4,212)             (449)
Unamortized net asset at transition                                                    (1,413)           (1,504)
----------------------------------------------------------------------------------------------------------------
Accrued pension cost                                                                  $(1,421)          $(1,017)
----------------------------------------------------------------------------------------------------------------




         The expected long-term rate of return on plan assets was 9% for 1997, 1996, and 1995. Plan assets consist of listed stocks and government obligations, including 168,000 of both of the Company's Class A and Class B Common Shares at April 30, 1997 and 1996. The discount rate was 7.75% and 7.5% in 1997 and 1996, respectively, while the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations was 5.25% and 5.5% in 1997 and 1996, respectively. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits. Included in the above table is the unfunded supplemental retirement benefit plan which had a projected benefit obligation of $6,889,000 and $6,798,000 in 1997 and 1996, respectively.

         The Company also charged to operations approximately $687,000, $651,000, and $691,000 in 1997, 1996, and 1995, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of those labor contracts. For those plans not self-administered, the Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under those plans.

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

Net periodic postretirement benefit cost related to these plans for 1997, 1996, and 1995 included the following components:

--------------------------------------------------------------------------------------------------
                                                                             Year Ended April 30,
--------------------------------------------------------------------------------------------------
(Dollars in thousands)                                          1997           1996          1995
--------------------------------------------------------------------------------------------------
Service cost                                                  $  424         $  427        $  472
Interest cost                                                    708            657           662
Net amortization and deferral                                    (12)           (64)          ---
--------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                      $1,120         $1,020        $1,134
--------------------------------------------------------------------------------------------------


The following table sets forth the combined status of the plans as recognized in the consolidated balance sheets at April 30, 1997 and 1996:

------------------------------------------------------------------------------------------
                                                                    April 30,
------------------------------------------------------------------------------------------
(Dollars in thousands)                                          1997           1996
------------------------------------------------------------------------------------------
Accumulated benefit obligation:
  Retirees                                                    $3,256         $2,685
  Fully eligible active participants                           1,604          1,373
  Other active participants                                    4,728          4,676
Unrecognized actuarial gain                                    1,480          1,807
------------------------------------------------------------------------------------------
Postretirement benefits other than pensions                  $11,068        $10,541
------------------------------------------------------------------------------------------


The discount rate assumption used to determine the actuarial present value of the accumulated postretirement benefit obligation was 7.75% in 1997 and 7.5% in 1996. For 1998, the assumed health care cost trend rates are 9.25% for participants under age 65 and 7.25% for participants age 65 or older. Both rates are assumed to decrease gradually to 5% in the year 2003. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one percent annual increase in the assumed cost trend rate in each year would increase the accumulated postretirement benefit obligation as of April 30, 1997, by $1,692,000 and the net periodic postretirement benefit cost for the year by $250,000.

In addition, certain of the Company's active employees participate in multi-employer plans which provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,439,000, $1,469,000, and $1,431,000 in 1997, 1996, and 1995, respectively.

Note F:  Stock Benefit Plans

         ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust
(ESOP) for domestic, non-represented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the Trustee in amounts not to exceed a total of 1,200,000 unallocated Common Shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years. ESOP loans bear interest at 1/2% over prime and are payable as shares are allocated to participants. Contributions to the plan are made annually in amounts sufficient to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $377,000, $398,000, and $406,000 in 1997, 1996, and 1995, respectively. The principal payments received from the ESOP in 1997, 1996, and 1995 were $224,000, $190,000, and $229,000, respectively.

           Effective May 1, 1994, the Company adopted Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). This statement requires that compensation expense be measured based upon the fair value of shares committed to be released to plan participants. Under the "grandfather" provision of SOP 93-6, the Company did not apply the statement to shares purchased prior to the transition date of December 31, 1992. Since all shares currently held by the ESOP were acquired prior to 1993, the Company will continue to recognize future compensation expense using the cost basis. At April 30, 1997, the ESOP held 725,048 unallocated shares consisting of 244,124 Class A and 480,924 Class B Common Shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

         Savings Plan: The Company offers an employee savings plan under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by collective bargaining agreements. The Company's contributions under the plan are based on a specified percentage of employee contributions. Charges to operations for this plan in 1997, 1996, and 1995 were $901,000, $890,000, and $871,000, respectively.

         Restricted Stock: The Restricted Stock Bonus Plan provides for issuance of Common Shares to key employees. There are 74,600 Class A and 117,600 Class B Common Shares available for issuance under the plan at April 30, 1997. Shares awarded under this plan contain certain restrictions for four years relating, among other things, to forfeiture in the event of termination of employment and to transferability. Shares awarded are issued as of the effective date of the award and recorded at market value. A corresponding deferred compensation charge is expensed over the period during which restrictions are in effect. In fiscal 1995, an award of 31,000 shares of Class A and Class B Common Shares was made. There were no awards made during either fiscal 1997 or 1996.

         Stock Options: The Company has a stock option plan covering officers and certain key employees. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant and the option price is equal to the market value of the shares on the effective date of the grant.

A summary of the Company's stock option activity, and related information follows:

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                                         Weighted-                               Weighted-
                                                     Class A               Average           Class B               Average
                                                     Options        Exercise Price           Options        Exercise Price
                                                     -------        --------------           -------        --------------

Outstanding at April 30, 1994                        858,100                $22.93           393,800                $17.57
  Granted                                             87,500                 23.69            87,500                 21.50
  Exercised                                              ---                   ---               ---                   ---
  Forfeited                                              ---                   ---               ---                   ---
---------------------------------------------------------------------------------------------------------------------------

Outstanding at April 30, 1995                        945,600                $23.00           481,300                $18.28
  Granted                                            148,500                 18.00           148,500                 15.94
  Exercised                                           (3,500)                15.94            (3,500)                15.94
  Forfeited                                           (6,200)                21.84            (4,200)                20.58
---------------------------------------------------------------------------------------------------------------------------

Outstanding at April 30, 1996                      1,084,400                $22.34           622,100                $17.72
  Granted                                            168,000                 17.25           168,000                 16.25
  Exercised                                           (3,288)                11.19            (3,288)                11.19
  Forfeited                                           (9,500)                21.50            (6,500)                16.87
---------------------------------------------------------------------------------------------------------------------------

Outstanding at April 30, 1997                      1,239,612                $21.69           780,312                $17.44

Exercisable at April 30, 1997                        948,113                $22.78           488,813                $17.90

Available for Future Grants
at April 30,
1995                                                 838,331                               1,302,631
1996                                                 502,866                                 965,166
1997                                                 344,366                                 803,666
===========================================================================================================================




The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 1997 under the Company's stock option plan:

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                         Weighted-
                                                                           Average
                                                         Weighted-       Remaining                         Weighted-
                         Range of                          Average     Contractual                           Average
    Share Class   Exercise Prices     Outstanding   Exercise Price     Life (yrs.)    Exercisable     Exercise Price
---------------- -----------------  --------------  ---------------  --------------   ------------   ----------------
Class A           $11.19 - $20.00         694,312           $17.61             5.5        431,479             $17.65
Class A           $20.01 - $31.50         545,300           $26.89             5.8        516,634             $27.06

Class B           $11.19 - $21.50         780,312           $17.44             5.7        488,813             $17.90
---------------------------------------------------------------------------------------------------------------------



The Company granted stock options during fiscal 1996 for the purchase of 150,000 Class B Common Shares to non-employees for consulting services rendered. The options, which contain a weighted-average exercise price of $20.75 per share and become exercisable in fiscal 1998, were all considered outstanding at April 30, 1997. The Company recognized expense relating to these options of $66,000 and $165,000 in fiscal 1997 and 1996, respectively.

Note G:  Credit Facilities

At the end of fiscal 1997, the Company replaced its previously existing $125,000,000 revolving credit facility with two new lines of credit, providing up to $60,000,000 for short-term borrowings. The interest rate to be charged on any outstanding balances is based on prevailing prime rates. Interest paid on all borrowings approximated total interest expense in each of the three years ended April 30, 1997, 1996, and 1995.

Note H:  Leases

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed for short periods. Rental expense in 1997, 1996, and 1995 totaled $9,783,000, $10,264,000, and $9,908,000, respectively; included therein were cold storage facility rentals, based on quantities stored, amounting to $4,357,000, $4,699,000, and $5,012,000, respectively.

Note I:  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

----------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                          April 30,
----------------------------------------------------------------------------------------------------------
                                                                                 1997                1996
----------------------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                                               $13,551             $12,673
   Other (each less than 5% of total liabilities)                               1,893               1,494
----------------------------------------------------------------------------------------------------------
      Total deferred tax liabilities                                           15,444              14,167
Deferred tax assets:
   Postretirement benefits other than pensions                                  4,697               4,209
   Other employee benefits                                                      3,118               3,825
   Foreign net operating loss carryforwards                                     1,234               1,232
   Intangible assets                                                              359               3,420
   Marketing accruals                                                             217               1,052
   Other (each less than 5% of total assets)                                    4,408               3,083
----------------------------------------------------------------------------------------------------------
      Total deferred tax assets                                                14,033              16,821
Valuation allowance for deferred tax assets                                    (2,094)             (2,009)
----------------------------------------------------------------------------------------------------------
      Deferred tax assets less allowance                                       11,939              14,812
----------------------------------------------------------------------------------------------------------
      Net deferred tax (liability) asset                                      $(3,505)            $   645
----------------------------------------------------------------------------------------------------------


At April 30, 1997, the Company has foreign net operating loss carryforwards of $3,600,000 for income tax purposes with dates expiring from 2001 to 2004. The Company has recorded a valuation allowance related to foreign tax loss carryforwards and certain other foreign deferred tax assets due to the uncertainty of their realization.

Significant components of the provision for income taxes are as follows:

-------------------------------------------------------------------------------------------------------------------------
                                                                                  (Dollars in thousands)
-------------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                                            1997              1996              1995
-------------------------------------------------------------------------------------------------------------------------
Current
  Federal                                                                    $15,337           $12,787           $19,240
  State and local                                                              2,868             1,791             3,060
Deferred                                                                       4,026               764               119
-------------------------------------------------------------------------------------------------------------------------
Total income tax expense from continuing operations                          $22,231           $15,342           $22,419
-------------------------------------------------------------------------------------------------------------------------



A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

----------------------------------------------------------------------------------------------------------------------
                                                                               (Dollars in thousands)
----------------------------------------------------------------------------------------------------------------------
                                                                              Percent of Pretax Income
----------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                                         1997               1996             1995
----------------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                            35.0%              35.0%            35.0%
Decrease in income taxes resulting from:
  Loss on divestiture of foreign subsidiary                                   ---               (8.6)             ---
Increase in income taxes resulting from:
  State and local income taxes, net of
  federal income tax benefit                                                  3.5                3.4              3.6
  Foreign losses not utilized                                                 ---                1.7              0.7
  Other items                                                                 3.3                2.7              1.6
----------------------------------------------------------------------------------------------------------------------

Effective income tax rate                                                    41.8%              34.2%            40.9%
----------------------------------------------------------------------------------------------------------------------

Income taxes paid, including amounts for discontinued
operations                                                                $10,200            $17,979          $22,521
----------------------------------------------------------------------------------------------------------------------





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