Form 10-K, Exhibit 13
period 1998-04-30
SMUCKER J M CO
filed 1998-07-24
CIK 91419

                                                                      Exhibit 13

Five-Year Summary of Selected Financial Data
                                                                                Year Ended April 30,
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------
(Dollars in thousands, except per share data)               1998           1997           1996            1995           1994
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------

Statement of Income:
   Net sales (1)                                          $565,476        $524,107       $517,832        $503,618       $472,756
   Income from continuing operations
     before cumulative effect of change in
     accounting method                                      36,348          30,935         29,453          32,461         31,931
   Income (Loss)  from discontinued
      operations (2)                                           ---             ---           (140)          3,842         (1,433)
   Cumulative effect of change in
      accounting method (3)                                 (2,958)            ---            ---             ---            ---
   Net income                                               33,390          30,935         29,313          36,303         30,498
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------
Financial Position:
   Long-term debt                                              ---             ---         60,800          67,100         48,558
   Total assets                                            407,973         384,773        424,952         405,995        362,851
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------
Other Data:
Earnings per Common Share (4):
   Income from continuing operations
     before cumulative effect of change in
     accounting method                                        1.25            1.06           1.01             1.12          1.10
   Income (Loss) from discontinued
     operations (2)                                            ---             ---            ---             0.13         (0.05)
   Cumulative effect of change in
      accounting method (3)                                  (0.10)            ---            ---              ---           ---
   Net income                                                 1.15            1.06           1.01             1.25          1.05

   Income from continuing operations
      before cumulative effect of change in
      accounting method - assuming dilution                   1.24            1.06           1.00            1.11           1.09
   Income (Loss) from discontinued
      operations - assuming dilution (2)                       ---             ---            ---            0.13          (0.05)
   Cumulative effect of change in
      accounting method - assuming
      dilution (3)                                           (0.10)            ---            ---             ---            ---
   Net income - assuming dilution                             1.14            1.06           1.00            1.24           1.04
Dividends declared per Common Share:
   Class A                                                    0.53            0.52           0.52           0.505           0.47
   Class B                                                    0.53            0.52           0.52           0.505           0.47
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------

(1) Net sales for 1994 through 1997 reflect an accounting reclassification.
(2) Represents "Mrs. Smith's" as described in Note D to the consolidated financial statements.
(3) Reflects, in 1998, the cumulative effect of adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board consensus ruling No. 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation (EITF 97-13), as discussed in Note A to the consolidated financial statements.
(4) Per share amounts prior to 1998 have been restated to comply with Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS 128). For further discussion of earnings per share and the impact of SFAS 128, see Note C to the consolidated financial statements.

Summary of Quarterly Results of Operations


The following is a summary of unaudited quarterly results of operations for the years ended April 30, 1998 and 1997. The Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS 128), during the quarter ended January 31, 1998. All per share amounts shown for periods prior to adoption have been restated to conform to the provisions of SFAS 128.

                                                                       Net Income per Common       Net Income per Common Share
(Dollars in thousands, except per share data)                                Share (2)               - Assuming Dilution (2)
                                                                       -----------------------    -------------------------------
                                                     Income                  Income                      Income
                                                     Before                  Before                      Before
                                                 Cumulative              Cumulative                  Cumulative
                              (1)          (1)    Effect of               Effect of                   Effect of
              Quarter         Net        Gross   Accounting       Net    Accounting       Net        Accounting              Net
                Ended       Sales       Profit       Change    Income        Change    Income            Change           Income
-------- ------------- ----------- ------------ ------------ --------- ------------- --------- ----------------- ----------------
   1998       July 31    $147,389      $51,396       $9,973    $9,973         $0.34     $0.34             $0.34            $0.34
           October 31     145,187       49,213        8,602     8,602          0.30      0.30              0.29             0.29
           January 31     130,658       47,232        8,033     5,075          0.27      0.17              0.27             0.17
             April 30     142,242       52,022        9,740     9,740          0.34      0.34              0.33             0.33
-------- ------------- ----------- ------------ ------------ --------- ------------- --------- ----------------- ----------------

   1997       July 31    $129,629      $43,746       $7,489    $7,489         $0.26     $0.26             $0.26            $0.26
           October 31     138,296       44,139        7,818     7,818          0.27      0.27              0.27             0.27
           January 31     120,251       39,868        6,533     6,533          0.22      0.22              0.22             0.22
             April 30     135,931       47,405        9,095     9,095          0.31      0.31              0.31             0.31
-------- ------------- ----------- ------------ ------------ --------- ------------- --------- ----------------- ----------------

(1) Net sales and gross profit for 1997 reflect an accounting reclassification.
(2) Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.




Stock Price Data

The Company's Class A and Class B Common Shares are listed on the New York Stock Exchange - ticker symbols SJMA and SJMB, respectively. The table below presents the high and low market prices for the shares and the quarterly dividends declared. The number of Class A and Class B shareholders of record as of June 30, 1998 was 6,238 and 3,968, respectively.



                       Class A Common Shares                                          Class B Common Shares
-------- ----------------- --------- -------- ------------- ----------- ----------------- --------- --------- ------------
            Quarter Ended      High      Low     Dividends                 Quarter Ended      High       Low    Dividends
-------- ----------------- --------- -------- ------------- ----------- ----------------- --------- --------- ------------
   1998           July 31    $24.13   $16.38         $0.13                       July 31    $23.00    $16.13        $0.13
               October 31     29.44    22.63          0.13                    October 31     27.00     22.25         0.13
               January 31     27.75    23.63          0.13                    January 31     25.25     22.81         0.13
                 April 30     28.06    23.63          0.14                      April 30     27.19     23.75         0.14
-------- ----------------- --------- -------- ------------- ----------- ----------------- --------- --------- ------------

   1997           July 31    $21.75   $17.75         $0.13                       July 31    $20.38    $17.50        $0.13
               October 31     18.25    16.50          0.13                    October 31     17.75     15.38         0.13
               January 31     18.75    16.50          0.13                    January 31     17.38     15.50         0.13
                 April 30     18.88    16.25          0.13                      April 30     17.75     15.63         0.13
-------- ----------------- --------- -------- ------------- ----------- ----------------- --------- --------- ------------

Management's Discussion and Analysis

Results of Operations

COMPARISON OF 1998 WITH 1997

Fiscal 1998 sales increased $41,369,000, or nearly 8%, over those of the prior year. The largest percentage increase came in the industrial area where sales once again achieved double-digit growth over last year. The industrial area's growth came from a combination of new and existing products in the bakery, yogurt filling, and frozen dairy categories. Sales also increased significantly in the domestic fruit spreads category with the majority of the increase coming from the Company's grocery and mass retail markets. Record sales in the mass retail market resulted in this channel contributing nearly 15% of the Company's overall sales growth for the year. The addition of the "Kraft" brand fruit spreads business, acquired during the fourth quarter of fiscal 1997, also contributed to the fiscal 1998 sales increase. Sales of dessert toppings rebounded from 1997 and "Goober" sales also were up.

In the international area, sales and profit contribution were up over fiscal 1997. Although sales were up over prior year, the increase was impacted by the effect of a stronger U.S. dollar versus the Australian and Canadian dollars. If the relation of the latter two currencies to the U.S. dollar had remained constant with fiscal 1997 levels, the Company would have reported additional sales of approximately $4,000,000. The Company's consumer businesses in Australia and Canada remained strong with share of market gains achieved in both countries. Sales gains were also realized in export sales to the Greater Europe and Latin America markets.

Income before the cumulative effect of an accounting change increased approximately 17% over last year as earnings per share rose from $1.06 to $1.25. During the third quarter, the Emerging Issues Task Force of the Financial Accounting Standards Board issued a consensus ruling requiring that certain "business process reengineering and information technology transformation" costs that had previously been capitalized need to be expensed as incurred. In accordance with this ruling, the Company incurred a one time, net of tax charge in the third quarter of $2,958,000, or $.10 per share, for the cumulative effect of expensing previously capitalized costs. This cumulative effect adjustment reduced earnings per share for the year to $1.15.

In addition to the sales growth, certain other factors contributed to the improved earnings. The Company's gross profit improved from 33.4% of sales last year to 35.3% in fiscal 1998 due mostly to lower raw material fruit and sweetener costs and a more profitable mix of products sold. In addition, interest expense decreased $1,603,000 from last year, as the Company incurred only seasonal borrowings against its lines of credit. Somewhat offsetting these cost reductions was an increase in selling, distribution, and administrative expenses with the majority of the higher costs relating to two areas. First, marketing expenditures increased approximately 25% in fiscal 1998, primarily in support of initiatives within the fruit spreads category. Secondly, administrative expenses were up significantly due to costs incurred in conjunction with the Company's ongoing information technology reengineering
(ITR) project.

COMPARISON OF 1997 WITH 1996

During 1997, sales increased $6,275,000, or 1%, over those of the prior year. The Company's industrial, foodservice, and beverage business areas all realized sales increases. The largest increase came in the industrial area, which achieved double-digit growth over fiscal 1996. The majority of the increase was related to an increase in new and existing business with current customers. The foodservice area realized a 6% increase in sales, due mostly to volume gains in the portion control and toppings categories. In the beverage area, the introduction of the "R. W. Knudsen Family's Simply Nutritious" line of functional / fortified beverages into the natural foods market accounted for much of that area's growth.

Sales in the consumer area were down 3% compared to fiscal 1996 sales as a decline in the grocery market was slightly offset by an increase in the mass retail market. Although sales in the consumer area were down, total fruit spreads volume in fiscal 1997 was up over 3%, as the Company recognized substantial gains in its share of the fruit spreads market during the latter half of the year. The growth was primarily in the area of traditional fruit spreads in the mass retail and warehouse clubstore markets and expanded distribution of "Smucker's Light", which the Company rolled out nationally during fiscal 1997. While the rollout of "Light" enabled the Company to expand its dominant position in the low calorie / light segment, the fruit-only segment continued to decline. In the peanut butter category, sales increased over last year due to volume growth in "Goober" products and the rollout of reduced fat natural peanut butter. Dessert toppings sales were down from fiscal 1996, due mostly to significant competitive activity. Overall, profitability in the area decreased from fiscal 1996 due to increased marketing expenses, higher fruit costs, and mix of products sold.

In the international area, operating income improved approximately $2,650,000, although sales were down approximately $4,500,000 from the prior year. The sales decline was mostly due to the divestiture of Elsenham Quality Foods, the Company's U.K. subsidiary, in December 1995. The Company realized sales growth in its Australasian (including China) and Mexican markets. Approximately one-half of the increase in the Australasian market was due to increased sales, and the remainder resulted from favorable exchange rates.

Net income increased approximately 6% in fiscal 1997 as earnings per share rose from $1.01 to $1.06. Sales growth contributed to the overall increase in earnings, particularly in the fourth quarter. The gross profit percentage on these sales decreased from 34.9% to 33.4% as a result of a general increase in the overall cost of fruit raw materials, although this was mitigated somewhat in the second half of the year by the effect of lower corn sweetener prices. Other factors that contributed to the improved profitability for the year included the Company's ongoing cost reduction efforts, including improvements in plant efficiencies and reduced freight and distribution costs, along with the previously mentioned improvement in the Company's international business. Interest expense also decreased $645,000 as the Company reduced its outstanding debt balance during the year.


Capital Resources and Liquidity

The Company's overall financial condition remained strong throughout the year as cash provided from operations helped increase the April 30, 1998, cash balances by $12,393,000 compared to the end of fiscal 1997. Significant uses of cash consisted of capital expenditures, dividends, and the repurchase of stock. During the year, the Company invested $29,058,000 in capital expenditures while dividends paid on all Common Shares were at $0.52 per share or $15,100,000 in total. In addition, the Company repurchased approximately 150,000 shares during the year as part of a previously approved repurchase plan authorized during fiscal 1997.

The Company has available an uncommitted line of credit providing up to $25,000,000 in short-term borrowings. The Company may borrow against this line of credit during fiscal 1999 to finance its annual procurement of fruit and to meet other cash requirements. Fiscal 1999 capital expenditures are estimated at approximately $30,000,000, of which $6,000,000 is anticipated to relate to the ITR project.

Subsequent to April 30, 1998, subsidiaries of the Company completed two small acquisitions utilizing available cash. In Australia, Henry Jones Foods Pty. Ltd. acquired the licensing rights to the "Allowrie" jam brand and certain other assets of Silvan Foods. In the U.S., Smucker Quality Beverages, Inc. acquired Garratt & Gunn Ltd., which markets the "Mrs. Wiggles Rocket Juice" brand of fortified beverages. Assuming there are no other significant acquisitions or other investments requiring cash outlays and the results of operations are at least comparable to fiscal 1998, the Company expects cash provided from operations and borrowings to be sufficient to meet cash requirements in fiscal 1999.

Year 2000

The Company is in the process of replacing its primary computer systems as part of its information technology reengineering (ITR) project, which is intended primarily to increase efficiency in operations through both the addition of an enterprise-wide information system and the reengineering of business processes. In connection with the Company's ITR project, the Company has completed an assessment of its Year 2000 requirements. The new systems will all be fully Year 2000 compliant. The total ITR project cost is estimated at approximately $34,000,000, which includes $21,000,000 for the purchase of software and other capital costs and $13,000,000 that will be expensed as incurred. To date, the Company has spent approximately $16,000,000 towards the project of which $8,000,000 has been capitalized at April 30, 1998. Capitalized costs will be expensed over a period ranging from three to seven years in accordance with the Company's accounting policy.

A substantial portion of the ITR project is expected to be completed prior to any anticipated impact of the Year 2000 problem on the Company's operating systems. With regard to those systems not being replaced as part of the ITR project, the Company has identified the software that will be affected by the Year 2000 problem and has plans in place to make corrections. The Company estimates that $2,000,000, in addition to the ITR costs, will be expensed specifically related to software modifications to existing systems. The Company believes that with conversion to the new software and with the scheduled modifications to existing software, the Year 2000 issue will not pose significant operational problems for its computer systems.

The costs of the ITR project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

Certain Forward-Looking Statements

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results may differ depending on a number of factors including: the success of the Company's marketing programs during the coming year; competitive activity; the mix of products sold; the level of marketing expenditures needed to generate sales; an increase in fruit costs or costs of other significant ingredients, including sweeteners; the ability of the Company to maintain and/or improve sales and earnings performance of its non-retail business areas; foreign currency exchange rate fluctuations; and the successful implementation of the Company's information technology reengineering project and Year 2000 modifications.

Statements of Consolidated Income
The J. M. Smucker Company



--------------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended April 30,
----------------------------------------------------------------- --------------- ---------------- ----------------
(Dollars in thousands, except per share data)                             1998             1997             1996
----------------------------------------------------------------- --------------- ---------------- ----------------

Net sales                                                             $565,476         $524,107         $517,832
Cost of products sold                                                  365,613          348,949          337,095
----------------------------------------------------------------- --------------- ---------------- ----------------
Gross Profit                                                           199,863          175,158          180,737

Selling, distribution, and administrative expenses                     142,799          121,954          126,743
----------------------------------------------------------------- --------------- ---------------- ----------------
Operating Income                                                        57,064           53,204           53,994

Interest income                                                          2,525            2,048            1,173
Other income (expense) - net                                             1,315             (338)            (983)
----------------------------------------------------------------- --------------- ---------------- ----------------
                                                                        60,904           54,914           54,184
Interest expense                                                           145            1,748            2,393
Loss on disposal of foreign subsidiary                                     ---              ---            6,996
----------------------------------------------------------------- --------------- ---------------- ----------------
Income from Continuing Operations Before Income
  Taxes and Cumulative Effect of Change in
  Accounting Method                                                     60,759           53,166           44,795

Income taxes                                                            24,411           22,231           15,342
----------------------------------------------------------------- --------------- ---------------- ----------------
Income from Continuing Operations Before
   Cumulative Effect of Change in Accounting Method                     36,348           30,935           29,453

Discontinued Operations:
   Income from discontinued operations, net of
     income taxes                                                          ---              ---            1,284
   Loss on discontinuance, net of income taxes                             ---              ---           (1,424)
Cumulative effect of change in accounting method,
   net of tax benefit of $1,980                                        (2,958)              ---              ---
----------------------------------------------------------------- --------------- ---------------- ----------------

Net Income                                                         $   33,390      $     30,935     $     29,313
----------------------------------------------------------------- --------------- ---------------- ----------------

Earnings per Common Share:
Income from continuing operations before
  cumulative effect of change in accounting method                 $     1.25      $       1.06     $       1.01
Cumulative effect of change in accounting method                        (0.10)              ---              ---
----------------------------------------------------------------- --------------- ---------------- ----------------
Net Income per Common Share                                        $     1.15      $       1.06     $       1.01
----------------------------------------------------------------- --------------- ---------------- ----------------

Earnings per Common Share - Assuming Dilution:
Income from continuing operations before
  cumulative effect of change in accounting method                 $      1.24     $       1.06     $       1.00
Cumulative effect of change in accounting method                         (0.10)             ---              ---
----------------------------------------------------------------- --------------- ---------------- ----------------
Net Income per Common Share - Assuming Dilution                    $      1.14     $       1.06     $       1.00
================================================================= =============== ================ ================

See notes to consolidated financial statements

Consolidated Balance Sheets
The J. M. Smucker Company



Assets
------------------------------------------------------------------------ --------------------------------
                                                                                       April 30,
------------------------------------------------------------------------ --------------------------------
(Dollars in thousands)                                                            1998             1997
------------------------------------------------------------------------ --------------- ----------------
Current Assets
Cash and cash equivalents                                                     $ 36,484         $ 24,091
Trade receivables, less allowance for doubtful accounts                         48,732           48,140
Inventories:
   Finished products                                                            41,264           39,054
   Raw materials, containers, and supplies                                      62,201           55,052
------------------------------------------------------------------------ --------------- ----------------
                                                                               103,465           94,106
Other current assets                                                            12,825           12,135
------------------------------------------------------------------------ --------------- ----------------
Total Current Assets                                                           201,506          178,472
------------------------------------------------------------------------ --------------- ----------------

Property, Plant, and Equipment
Land and land improvements                                                      15,058           13,820
Buildings and fixtures                                                          78,658           74,709
Machinery and equipment                                                        177,372          170,160
Construction in progress                                                        13,147            6,881
------------------------------------------------------------------------ --------------- ----------------
                                                                               284,235          265,570
Accumulated depreciation                                                      (140,521)        (125,935)
------------------------------------------------------------------------ --------------- ----------------

Total Property, Plant, and Equipment                                           143,714          139,635
------------------------------------------------------------------------ --------------- ----------------

Other Noncurrent Assets
Goodwill                                                                        32,722           34,041
Trademarks and patents                                                           9,688           11,352
Other assets                                                                    20,343           21,273
------------------------------------------------------------------------ --------------- ----------------

Total Other Noncurrent Assets                                                   62,753           66,666
------------------------------------------------------------------------ --------------- ----------------

                                                                              $407,973         $384,773
======================================================================== =============== ================

 Liabilities and Shareholders' Equity
 ------------------------------------------------------------------------- --------------------------------
                                                                                      April 30,
 ------------------------------------------------------------------------- --------------------------------
 (Dollars in thousands)                                                               1998          1997
 ------------------------------------------------------------------------- ----------------- --------------
 Current Liabilities
 Accounts payable                                                                 $ 41,410      $ 36,582
 Salaries, wages, and additional compensation                                       11,225         9,636
 Accrued marketing and merchandising                                                13,319        11,057
 Income taxes                                                                        6,731         4,116
 Dividends payable                                                                   4,082         3,823
 Other current liabilities                                                           8,133         6,802
 ------------------------------------------------------------------------- ----------------- --------------
 Total Current Liabilities                                                          84,900        72,016
 ------------------------------------------------------------------------- ----------------- --------------

 Noncurrent Liabilities
 Postretirement benefits other than pensions                                        11,858        11,068
 Deferred income taxes                                                               6,804         7,604
 Other noncurrent liabilities                                                        2,234         2,194
 ------------------------------------------------------------------------- ----------------- --------------
 Total Noncurrent Liabilities                                                       20,896        20,866
 ------------------------------------------------------------------------- ----------------- --------------


 Shareholders' Equity
 Serial Preferred Shares - no par value:
    Authorized - 3,000,000 shares; outstanding - none                                  ---           ---
 Common Shares - no par value:
    Class A - Authorized - 35,000,000 shares; outstanding - 14,387,402 in 1998 and 14,423,126 in 1997 (net of 1,824,886 and 1,789,162 treasury shares,
        respectively), at stated value                                               3,597         3,606
    Class B - (Non-voting) Authorized - 35,000,000 shares;
       outstanding - 14,754,734 in 1998 and 14,785,203 in
       1997 (net of 1,457,554 and 1,427,085 treasury
       shares, respectively), at stated value                                        3,689         3,696
 Additional capital                                                                 14,608        12,439
 Retained income                                                                   298,316       284,605
 Less:
    Deferred compensation                                                           (2,255)       (1,396)
    Amount due from ESOP Trust                                                      (9,787)      (10,027)
    Currency translation adjustment                                                 (5,991)       (1,032)
 ------------------------------------------------------------------------- ----------------- --------------
 Total Shareholders' Equity                                                        302,177       291,891
 ------------------------------------------------------------------------- ----------------- --------------
                                                                                  $407,973      $384,773
 ========================================================================= ================= ==============


 See notes to consolidated financial statements

Statements of Consolidated Cash Flows
The J. M. Smucker Company



---------------------------------------------------------------------------- ---------------------------------------------
                                                                                         Year Ended April 30,
---------------------------------------------------------------------------- -------------- -------------- ---------------
(Dollars in thousands)                                                               1998           1997            1996
---------------------------------------------------------------------------- -------------- -------------- ---------------
Operating Activities
  Income from continuing operations                                               $33,390        $30,935         $29,453
  Adjustments to reconcile income from continuing
    operations to net cash provided by operating activities:
    Depreciation                                                                   18,780         18,337          15,288
    Amortization                                                                    3,759          3,502           2,185
    Cumulative effect of change in accounting method, net of
      tax benefit                                                                   2,958            ---             ---
    Loss on disposal of foreign subsidiary                                            ---            ---           6,996
    Deferred income tax (benefit) expense                                          (2,285)         4,026             764
    Changes in assets and liabilities, net of effects from
      business acquisitions and discontinued operations:
      Trade receivables                                                            (1,697)        (8,043)          1,931
      Inventories                                                                 (10,522)         1,792          (9,738)
      Other current assets                                                            653         (1,174)           (350)
      Accounts payable and accrued items                                           10,855            341           3,841
      Income taxes                                                                  5,683          7,114          (6,856)
      Other - net                                                                    (533)         2,693           4,297
---------------------------------------------------------------------------- -------------- -------------- ---------------
Net Cash Provided by Operating Activities                                          61,041         59,523          47,811
---------------------------------------------------------------------------- -------------- -------------- ---------------
Investing Activities
  Business acquired - net of cash                                                  (1,406)        (5,593)            ---
  Additions to property, plant, and equipment                                     (29,058)       (15,751)        (25,585)
  Proceeds from the sale of property, plant, and equipment                            682            627             722
  Proceeds from the sale of assets of discontinued operations                         ---         44,695             ---
  Other - net                                                                       1,196            767           1,494
---------------------------------------------------------------------------- -------------- -------------- ---------------
Net Cash (Used for) Provided by Investing Activities                              (28,586)        24,745         (23,369)
---------------------------------------------------------------------------- -------------- -------------- ---------------
Financing Activities
  Reduction in long-term debt                                                         ---        (60,800)         (6,300)
  (Purchase) sale of Common Shares - net                                           (4,465)          (245)             98
  Net amount received from ESOP                                                       240            224             190
  Dividends paid                                                                  (15,100)       (15,113)        (15,123)
  Other - net                                                                         160            140           1,104
---------------------------------------------------------------------------- -------------- -------------- ---------------
Net Cash (Used for) Financing Activities                                          (19,165)       (75,794)        (20,031)
---------------------------------------------------------------------------- -------------- -------------- ---------------
Cash flows provided by continuing operations                                       13,290          8,474           4,411
Cash flows (used in) provided by discontinued operations                              ---         (1,858)          1,901
Effect of exchange rate changes on cash                                              (897)          (172)             91
---------------------------------------------------------------------------- -------------- -------------- ---------------
Net increase in cash and cash equivalents                                          12,393          6,444           6,403
Cash and cash equivalents at beginning of year                                     24,091         17,647          11,244
---------------------------------------------------------------------------- -------------- -------------- ---------------
Cash and Cash Equivalents at End of Year                                          $36,484        $24,091         $17,647
---------------------------------------------------------------------------- -------------- -------------- ---------------

(  )  Denotes use of cash

See notes to consolidated financial statements

Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company






                                                                                                                 Total
                              COMMON SHARES                              Deferred       Amount     Currency     Share-
                                                Additional    Retained    Compen-     due from  Translation   holders'
(Dollars in  thousands)      Class A  Class B      Capital      Income     sation   ESOP Trust   Adjustment     Equity
--------------------------- --------- -------- ------------ ----------- ---------- ------------ ------------ ----------
Balance at April 30, 1995     $3,596   $3,695      $10,963    $254,854    $(1,292)    $(10,441)     $(3,383)  $257,992

Net income                                                      29,313                                          29,313
Purchase of treasury shares                                        (14)                                            (14)
Stock plans                        1        1          110                    565                                  677
Cash dividends declared -
  $.52 a share                                                 (15,117)                                        (15,117)
Other                                                  396                                 190        2,904      3,490
--------------------------- --------- -------- ------------ ----------- ---------- ------------ ------------ ----------
Balance at April 30, 1996     $3,597   $3,696      $11,469    $269,036    $  (727)    $(10,251)     $  (479)  $276,341

Net income                                                      30,935                                          30,935
Purchase of treasury shares       (3)                   (2)       (240)                                           (245)
Stock plans                       12                   841                   (669)                                 184
Cash dividends declared -
  $.52 a share                                                 (15,126)                                        (15,126)
Other                                                  131                                 224         (553)      (198)
--------------------------- --------- -------- ------------ ----------- ---------- ------------ ------------ ----------
Balance at April 30, 1997     $3,606   $3,696      $12,439    $284,605    $(1,396)    $(10,027)     $(1,032)  $291,891

Net income                                                      33,390                                          33,390
Purchase of treasury shares      (33)     (18)         (94)     (4,320)                                         (4,465)
Stock plans                       24       11        1,629                   (859)                                 805
Cash dividends declared -
  $.53 a share                                                 (15,359)                                        (15,359)
Other                                                  634                                 240       (4,959)    (4,085)
--------------------------- --------- -------- ------------ ----------- ---------- ------------ ------------ ----------
Balance at April 30, 1998     $3,597   $3,689      $14,608    $298,316    $(2,255)     $(9,787)     $(5,991)  $302,177


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

         Stock Compensation: The Company has elected to follow Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

If compensation cost for the stock options granted in 1998, 1997, and 1996 had been determined based on the fair value method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS
123), the Company's net income and earnings per share would not have been materially different from amounts determined using the intrinsic method of APB 25.

         Inventories: The Company values its inventories at the lower of cost or market, with market considered as replacement value. Cost is determined on the last-in, first-out (LIFO) method for the majority of domestic inventories. Inventories not on the LIFO method are valued principally by the first-in, first-out (FIFO) method. If the FIFO method (which approximates current cost) had been used for all inventories, the balances would have been $11,006,000 and $13,643,000 higher than reported at April 30, 1998 and 1997, respectively.

         Goodwill and Intangible Assets: The excess cost over net assets of businesses acquired and other intangibles, principally trademarks and patents, are being amortized using the straight-line method over periods ranging from 5 to 40 years. The Company continually evaluates whether events or circumstances have occurred which would indicate that the carrying value may not be recoverable or that the useful life warrants revision. When factors indicate that goodwill and other intangible assets should be evaluated for possible impairment, the Company analyzes the future recoverability of the asset using an estimate of the related undiscounted future cash flows of the business, and recognizes any adjustment to the asset's carrying value on a current basis. Accumulated amortization of goodwill and intangible assets at April 30, 1998 and 1997, was $20,223,000 and $17,209,000, respectively.

         Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 10 to 40 years for buildings, fixtures, and improvements. Property sold or retired is eliminated from the accounts in the year of disposition.

         Software Costs: The Company capitalizes significant costs associated with the development and installation of internal use software. Amounts deferred are amortized over the estimated useful lives of the software, ranging from 3 to 7 years, beginning with the project's completion. Net deferred internal use software costs as of April 30, 1998 and 1997, were $8,794,000 and $4,976,000, respectively.

In November 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board issued a consensus ruling on accounting for business process reengineering costs. EITF 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation, requires that the cost of business process reengineering activities that are part of a project to acquire, develop, or implement internal use software, whether done internally or by third parties, be expensed as incurred. Previously, the Company capitalized certain of these costs as systems' development costs.

In accordance with EITF 97-13, the Company incurred a one-time, net of tax charge of $2,958,000, or $.10 per share, in the third quarter of fiscal 1998 for the cumulative effect of expensing these previously capitalized costs. Consistent with the requirements of EITF 97-13, no restatement of prior year financial statements has been made. Such costs had primarily been incurred during the fourth quarter of fiscal 1997.

         Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a separate component of shareholders' equity.

         Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $10,809,000, $10,321,000, and $9,421,000 in fiscal 1998,
1997, and 1996, respectively.

         Recently Issued Accounting Standards: In 1997 and early 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), SFAS 131, Disclosure about Segments of an Enterprise and Related Information, and SFAS 132, Employers' Disclosures about Pensions and Other Postretirement Benefits.

SFAS 130 establishes standards for reporting comprehensive income and its components in the financial statements. Currently, the Company's only significant component of comprehensive income relates to currency translation adjustments. SFAS 131 establishes standards for reporting and disclosing information about operating segments in financial statements. Although the Company has not yet determined the impact of adopting SFAS 131 on its financial statement disclosures, it does not expect any change to its primary financial statements. SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The Company is required to adopt these statements in fiscal 1999.

         Risks and Uncertainties: The principal products of the Company are fruit spreads, dessert toppings, peanut butter, industrial fruit products (such as bakery and yogurt fillings), fruit and vegetable juices, juice beverages, syrups, condiments, and gift packages. Within the domestic markets, the Company's products are primarily sold through brokers to chain, wholesale, cooperative, and independent grocery accounts and other consumer markets, and to foodservice distributors and chains including hotels, restaurants, and institutions. Industrial products are typically sold directly to other food manufacturers. The Company's distribution outside the United States is principally in Canada, Australia and the Pacific Rim, and Latin America. The fruit raw materials used by the Company are generally purchased from independent growers and suppliers, although the Company grows some strawberries for its own use. Because of the seasonal nature and volatility of quantities of most of the crops on which the Company depends, it is necessary to prepare and freeze stocks of fruit and fruit juices and to maintain them in cold storage warehouses. The Company believes there is no concentration of risk with any single customer or supplier whose failure or non-performance would materially affect the Company's results. In addition, the Company insures its business and assets in each country against insurable risks as and to the extent that it deems appropriate based upon an analysis of the relative risks and costs. It believes that the risk of loss from non-insurable events would not have a material adverse effect on the Company's operations as a whole.

         Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

Note B:  Operating Segments

The Company operates in one industry: the manufacturing and marketing of food products. The following presents information about operations in different geographic areas:

-------------------------------------- ---------------------------------------------------------------
                                                             Year Ended April 30,
-------------------------------------- --------------------- --------------------- -------------------
(Dollars in thousands)                                1998                  1997                1996
-------------------------------------- --------------------- --------------------- -------------------
Net sales:
  United States                                   $498,072              $458,063            $447,296
  Foreign                                           67,404                66,044              70,536
-------------------------------------- --------------------- --------------------- -------------------
     Total net sales                              $565,476              $524,107            $517,832
-------------------------------------- --------------------- --------------------- -------------------
Operating income:
  United States                                    $95,853               $85,507             $87,905
  Foreign                                            6,509                 5,045               2,392
-------------------------------------- --------------------- --------------------- -------------------
                                                   102,362                90,552              90,297
  Corporate expenses                               (45,298)              (37,348)            (36,303)
-------------------------------------- --------------------- --------------------- -------------------
     Total operating income                        $57,064               $53,204             $53,994
-------------------------------------- --------------------- --------------------- -------------------
Identifiable assets:
  United States                                   $354,522              $326,739            $365,697
  Foreign                                           53,451                58,034              59,255
-------------------------------------- --------------------- --------------------- -------------------
     Total assets                                 $407,973              $384,773            $424,952
-------------------------------------- --------------------- --------------------- -------------------

Identifiable assets include corporate and all other assets identified with operations in each geographic area. There was no material amount of transfers between geographic areas.

Note C:  Earnings per Share

During 1998, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS 128), replacing the previously reported primary and fully diluted earnings per share with earnings per share and earnings per share - assuming dilution. Unlike primary earnings per share, earnings per share exclude the dilutive effects of options, warrants, and convertible securities. All earnings per share amounts prior to 1998 have been restated to comply with SFAS 128.

The following table sets forth the computation of earnings per Common Share and earnings per Common Share - assuming dilution:

                                                                      Year Ended April 30,
       --------------------------------------------------- -------------- -------------- --------------
       (Dollars in thousands, except per share data)                1998           1997           1996
       --------------------------------------------------- -------------- -------------- --------------

       Numerator:
           Income before cumulative effect of
             change in accounting method for
             earnings per Common Share and
             earnings per Common Share  -
             assuming dilution                                   $36,348         $30,935       $29,313
       --------------------------------------------------- -------------- -------------- --------------

       --------------------------------------------------- -------------- -------------- --------------
       Denominator:
           Denominator for earnings per
               Common Share -  weighted-average
               shares                                         29,038,723      29,104,969    29,104,124

           Effect of dilutive securities:
               Stock options                                     247,155          42,190        69,245
               Restricted stock                                   59,400          32,921        27,095

       --------------------------------------------------- -------------- -------------- --------------
       Denominator for earnings per Common Share -
           assuming dilution                                  29,345,278      29,180,080    29,200,464
       --------------------------------------------------- -------------- -------------- --------------

       Earnings per Common Share before
            cumulative effect of change in accounting
            method                                              $   1.25        $   1.06      $   1.01
       --------------------------------------------------- -------------- -------------- --------------

       Earnings per Common Share before
            cumulative effect of change in accounting
            method - assuming dilution                          $   1.24        $   1.06      $   1.00
       --------------------------------------------------- -------------- -------------- --------------

Note D: Divestiture

In fiscal 1997, the Company completed the sale of its "Mrs. Smith's" frozen pie business to a subsidiary of Flowers Industries, Inc. for a combination of cash and notes receivable. In connection with this divestiture, the Company also entered into agreements to lease certain property, plant, and equipment to a Flowers Industries subsidiary under operating lease agreements. "Mrs. Smith's" revenues were $2,926,000 and $104,582,000 for the years ended April 30, 1997 and 1996, respectively. Based upon debt specifically identified to "Mrs. Smith's", interest expense of $271,000 and $3,244,000 was allocated to discontinued operations in fiscal 1997 and 1996, respectively. A tax benefit of $2,069,000 was allocated to discontinued operations in fiscal 1996.

Note E:  Retirement Plans

The Company has pension plans covering substantially all of its employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations. Net periodic pension cost included the following components:

                                                                             Year Ended April 30,
---------------------------------------------------------------- -------------- ------------ -----------
(Dollars in thousands)                                                    1998         1997        1996
---------------------------------------------------------------- -------------- ------------ -----------
Service cost - benefits earned during the period                        $1,392       $1,481      $1,537
Interest cost on projected benefit obligation                            3,930        3,816       3,684
Actual return on plan assets                                           (15,039)      (3,681)     (6,343)
Deferred gain (loss)                                                    10,641         (498)      2,620
Net amortization and deferral                                              379          381         373
---------------------------------------------------------------- -------------- ------------ -----------
Net periodic pension cost                                               $1,303       $1,499      $1,871
---------------------------------------------------------------- -------------- ------------ -----------

The following sets forth the funded status and amounts recognized in the Company's consolidated balance sheets for all Company-administered domestic pension plans:

 ---------------------------------------------------------------- ------------------------------ --------------------------------
                                                                         April 30, 1998                  April 30, 1997
 ---------------------------------------------------------------- ------------------------------ --------------------------------
                                                                          Assets    Accumulated           Assets     Accumulated
                                                                          Exceed       Benefits           Exceed        Benefits
                                                                     Accumulated         Exceed      Accumulated          Exceed
 (Dollars in thousands)                                                 Benefits         Assets         Benefits          Assets
 ---------------------------------------------------------------- --------------- -------------- ---------------- ---------------
 Actuarial present value of accumulated benefit obligation:
   Vested benefits                                                     $40,333         $7,630          $24,237         $16,458
   Non-vested benefits                                                   3,490            419            1,550           1,890
 ---------------------------------------------------------------- --------------- -------------- ---------------- ---------------
 Accumulated benefit obligation                                         43,823          8,049           25,787          18,348
 ---------------------------------------------------------------- --------------- -------------- ---------------- ---------------

 Projected benefit obligation for service rendered to date              48,983         10,173           30,192          20,648

 Plan assets at fair value                                              60,303          3,010           37,195          12,860
 ---------------------------------------------------------------- --------------- -------------- ---------------- ---------------
 Projected benefit obligation less than (in excess of) plan
   assets                                                               11,320         (7,163)           7,003          (7,788)
 Unrecognized prior service cost                                         4,156            615            2,767           2,222
 Unrecognized net gain from past experience                             (9,545)           (21)          (3,369)           (843)
 Unamortized net (asset) obligation at transition                       (1,668)           345           (1,878)            465
 ---------------------------------------------------------------- --------------- -------------- ---------------- ---------------
 Prepaid (accrued)  pension cost                                       $ 4,263        $(6,224)         $ 4,523        $ (5,944)
 ---------------------------------------------------------------- --------------- -------------- ---------------- ---------------


The expected long-term rate of return on plan assets was 9% for 1998, 1997, and 1996. Plan assets consist of listed stocks and government obligations, including 168,000 of both of the Company's Class A and Class B Common Shares at April 30, 1998 and 1997. The discount rate was 7% in 1998 and 7.75% in 1997, while the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 5% in 1998 and 5.25% in 1997. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits.

The Company also charged to operations approximately $716,000, $687,000, and $651,000 in 1998, 1997, and 1996, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of those labor contracts. For those plans not self-administered, the Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under those plans.

Note F:  Postretirement Benefits Other Than Pensions

In addition to providing pension benefits, the Company sponsors several unfunded defined postretirement plans which provide health care and life insurance benefits to substantially all active and retired, domestic employees not covered by certain collective bargaining agreements, and their covered dependents and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they have reached age 55 and attained 10 years of service.

Net periodic postretirement benefit cost related to these plans for 1998, 1997, and 1996 included the following components:

----------------------------------------------------- -------------------------------------------
                                                                  Year Ended April 30,
----------------------------------------------------- --------------- ------------- -------------
(Dollars in thousands)                                        1998          1997          1996
----------------------------------------------------- --------------- ------------- -------------
Service cost                                               $   393       $   424       $   427
Interest cost                                                  732           708           657
Net amortization and deferral                                  (63)          (12)          (64)
----------------------------------------------------- --------------- ------------- -------------
Net periodic postretirement benefit cost                    $1,062        $1,120        $1,020
----------------------------------------------------- --------------- ------------- -------------


The following table sets forth the combined status of the plans as recognized in the consolidated balance sheets at April 30, 1998 and 1997:

--------------------------------------------------------- --------------------------
                                                                  April 30,
--------------------------------------------------------- ------------- ------------
(Dollars in thousands)                                            1998         1997
--------------------------------------------------------- ------------- ------------
Accumulated benefit obligation:
   Retirees                                                   $  3,460     $  3,256
   Fully eligible active participants                            1,656        1,604
   Other active participants                                     5,384        4,728
Unrecognized actuarial gain                                      1,358        1,480
--------------------------------------------------------- ------------- ------------
Postretirement benefits other than pensions                    $11,858      $11,068
--------------------------------------------------------- ------------- ------------


The discount rate assumption used to determine the actuarial present value of the accumulated postretirement benefit obligation was 7% in 1998 and 7.75% in 1997. For 1999, the assumed health care cost trend rates are 7.75% for participants under age 65 and 5.75% for participants age 65 or older. Both rates are assumed to decrease gradually to 5% in the year 2003. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percent annual increase in the assumed cost trend rate in each year would increase the accumulated postretirement benefit obligation as of April 30, 1998, by $1,706,000 and the net periodic postretirement benefit cost for the year by $230,000.

In addition, certain of the Company's active employees participate in multi-employer plans which provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,727,000, $1,439,000, and $1,469,000 in 1998, 1997, and 1996, respectively.

Note G:  Stock Benefit Plans

         ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust
(ESOP) for domestic, non-represented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the Trustee in amounts not to exceed a total of 1,200,000 unallocated Common Shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years. ESOP loans bear interest at 1/2% over prime and are payable as shares are allocated to participants. Contributions to the plan are made annually in amounts sufficient to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $363,000, $377,000, and $398,000 in 1998, 1997, and 1996, respectively. The principal payments received from the ESOP in 1998, 1997, and 1996 were $240,000, $224,000, and $190,000, respectively.

The Company measures compensation expense based upon the fair value of the shares committed to be released to plan participants in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). Under the "grandfather" provision of SOP 93-6, the Company does not apply the statement to shares purchased prior to the transition date of December 31, 1992. Since all shares currently held by the ESOP were acquired prior to 1993, the Company will continue to recognize future compensation expense using the cost basis. At April 30, 1998, the ESOP held 685,048 unallocated shares consisting of 204,124 Class A and 480,924 Class B Common Shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

         Savings Plan: The Company offers employee savings plans under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 1998, 1997, and 1996 were $981,000, $901,000, and $890,000, respectively.

         Restricted Stock: The Restricted Stock Bonus Plan provides for issuance of Common Shares to key employees. There are 44,100 Class A and 87,100 Class B Common Shares available for issuance under the plan at April 30, 1998. Shares awarded under this plan contain certain restrictions for four years relating, among other things, to forfeiture in the event of termination of employment and to transferability. Shares awarded are issued as of the effective date of the award and recorded at market value. A corresponding deferred compensation charge is expensed over the period during which restrictions are in effect. In fiscal 1998, an award of 30,500 shares of Class A and Class B Common Shares was made while no awards were granted in 1997 and 1996.

         Stock Options: The Company has a stock option plan covering officers and certain key employees. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the effective date of the grant.

A summary of the Company's stock option activity, and related information follows:


------------------------------------------------------ -------------- --------------- -------------- --------------
                                                                           Weighted-                     Weighted-
                                                                             Average                       Average
                                                             Class A        Exercise        Class B       Exercise
                                                             Options           Price        Options          Price
------------------------------------------------------ -------------- --------------- -------------- --------------
Outstanding at April 30, 1995                               945,600          $23.00        481,300         $18.28
   Granted                                                  148,500           18.00        148,500          15.94
   Exercised                                                 (3,500)          15.94         (3,500)         15.94
   Forfeited                                                 (6,200)          21.84         (4,200)         20.58
------------------------------------------------------ --------------- --------------- -------------- --------------
Outstanding at April 30, 1996                             1,084,400          $22.34        622,100         $17.72
   Granted                                                  168,000           17.25        168,000          16.25
   Exercised                                                 (3,288)          11.19         (3,288)         11.19
   Forfeited                                                 (9,500)          21.50         (6,500)         16.87
------------------------------------------------------ --------------- --------------- -------------- --------------
Outstanding at April 30, 1997                             1,239,612          $21.69        780,312         $17.44
   Granted                                                  151,500           25.78        151,500          24.31
   Exercised                                                (71,876)          14.44        (68,576)         13.84
   Forfeited                                                 (1,000)          17.63         (1,000)         16.10
------------------------------------------------------ --------------- --------------- -------------- --------------
Outstanding at April 30, 1998                             1,318,236          $22.56        862,236         $18.93

Exercisable at April 30, 1998                             1,008,069          $22.87        552,069         $18.26

Available for Future Grants at April 30,
1996                                                        502,866                        965,166
1997                                                        344,366                        803,666
1998                                                        193,866                        653,166
------------------------------------------------------ --------------- --------------- -------------- --------------


The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 1998, under the Company's stock option plan:

------------ --------------------- ----------------- --------------- ---------------- ---------------- ----------------
                                                                           Weighted-
                                                          Weighted-          Average                         Weighted-
                                                            Average        Remaining                           Average
      Share              Range of                          Exercise      Contractual                          Exercise
      Class       Exercise Prices       Outstanding           Price      Life (yrs.)      Exercisable            Price
------------ --------------------- ----------------- --------------- ---------------- ---------------- ----------------

  Class A      $15.25 - $19.13         625,936           $18.01            4.9            467,269           $18.20
  Class A      $23.69 - $31.50         692,300           $26.66            5.9            540,800           $26.91

  Class B      $15.25 - $24.31         862,236           $18.93            5.9            552,069           $18.26
------------ --------------------- ----------------- --------------- ---------------- ---------------- ----------------


The Company granted stock options during fiscal 1996 for the purchase of 150,000 Class B Common Shares to non-employees for consulting services rendered. The options, which contain a weighted-average exercise price of $20.75, were all considered outstanding and exercisable at April 30, 1998. The Company recognized expense relating to these options of $66,000 and $165,000 in 1997 and 1996, respectively.

Note H:  Credit Facilities

The Company has available an uncommitted line of credit providing up to $25,000,000 for short-term borrowings. The interest rate to be charged on any outstanding balance is based on prevailing market rates. Interest paid on all borrowings approximated total interest expense in each of the three years ended April 30, 1998, 1997, and 1996.


Note I:  Leases

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed for short periods. Rental expense in 1998, 1997, and 1996 totaled $10,950,000, $9,783,000, and $10,264,000, respectively; included therein were cold storage facility rentals, based on quantities stored, amounting to $4,956,000, $4,357,000, and $4,699,000, respectively.

Note J:  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

---------------------------------------------------------------- ----------------------------
                                                                          April 30,
---------------------------------------------------------------- ----------------------------
(Dollars in thousands)                                                  1998          1997
---------------------------------------------------------------- -------------- -------------
Deferred tax liabilities:
   Depreciation                                                      $13,244       $13,551
   Other (each less than 5% of total liabilities)                      2,035         1,893
---------------------------------------------------------------- -------------- -------------
      Total deferred tax liabilities                                  15,279        15,444
Deferred tax assets:
   Postretirement benefits other than pensions                         5,092         4,697
   Other employee benefits                                             4,007         3,118
   Foreign net operating loss carryforwards                              711         1,234
   Other (each less than 5% of total assets)                           5,920         4,984
---------------------------------------------------------------- -------------- -------------
      Total deferred tax assets                                       15,730        14,033
Valuation allowance for deferred tax assets                           (1,731)       (2,094)
---------------------------------------------------------------- -------------- -------------
      Total deferred tax assets less allowance                        13,999        11,939
---------------------------------------------------------------- -------------- -------------
      Net deferred tax liability                                    $ (1,280)     $ (3,505)
---------------------------------------------------------------- -------------- -------------


At April 30, 1998, the Company has foreign net operating loss carryforwards of $2,700,000 for income tax purposes expiring in 2003. The Company has recorded a valuation allowance related to foreign tax loss carryforwards and certain other foreign deferred tax assets due to the uncertainty of their realization. The change in the valuation allowance relates principally to the utilization of certain foreign net operating loss carryforwards.

Income from continuing operations before income taxes and cumulative effect of change in accounting method is as follows:

------------------------------------------------------------------- ---------------------------------------------------
                                                                                   Year Ended April 30,
------------------------------------------------------------------- ---------------- ----------------- ----------------
(Dollars in thousands)                                                       1998              1997             1996
------------------------------------------------------------------- ---------------- ----------------- ----------------
Domestic                                                                  $57,061           $50,540          $45,706
Foreign                                                                     3,698             2,626             (911)
------------------------------------------------------------------- ---------------- ----------------- ----------------
Income from continuing operations before income
   taxes and cumulative effect of change in accounting
   method                                                                 $60,759           $53,166          $44,795
------------------------------------------------------------------- ---------------- ----------------- ----------------

The components of the provision for income taxes are as follows:

------------------------------------------------------------------- ---------------------------------------------------
                                                                                   Year Ended April 30,
------------------------------------------------------------------- ---------------- ----------------- ----------------
(Dollars in thousands)                                                       1998              1997             1996
------------------------------------------------------------------- ---------------- ----------------- ----------------
Current:
  Federal                                                                 $21,684           $14,577          $12,230
  Foreign                                                                   1,499               760              557
  State and local                                                           3,513             2,868            1,791
Deferred                                                                   (2,285)            4,026              764
------------------------------------------------------------------- ---------------- ----------------- ----------------
Total income tax expense from continuing operations                       $24,411           $22,231          $15,342
------------------------------------------------------------------- ---------------- ----------------- ----------------

A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

------------------------------------------------------------------- ---------------------------------------------------

------------------------------------------------------------------- ---------------------------------------------------
Percent of Pretax Income                                                           Year Ended April 30,
------------------------------------------------------------------- ---------------------------------------------------
(Dollars in thousands)                                                       1998              1997             1996
------------------------------------------------------------------- ---------------- ----------------- ----------------
Statutory federal income tax rate                                            35.0%             35.0%            35.0%
Decrease in income taxes resulting from:
  Loss on divestiture of foreign subsidiary                                   ---               ---             (8.6)
Increase in income taxes resulting from:
  State and local income taxes, net of federal income
    tax benefit                                                               3.8               3.5              3.4
  Foreign losses not utilized                                                 ---               ---              1.7
  Other items                                                                 1.4               3.3              2.7
------------------------------------------------------------------- ---------------- ----------------- ----------------
Effective income tax rate                                                    40.2%             41.8%            34.2%
------------------------------------------------------------------- ---------------- ----------------- ----------------

Income taxes paid, including amounts for
  discontinued operations                                                 $20,755           $10,200          $17,979
------------------------------------------------------------------- ---------------- ----------------- ----------------



Note K:  Common Shares

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