Form 10-K405, Exhibit 13
period 1999-04-30
SMUCKER J M CO
filed 1999-07-23
CIK 91419

                                                                      Exhibit 13



Five-Year Summary of Selected Financial Data
                                                                                Year Ended April 30,
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------
(Dollars in thousands, except per share data)                 1999            1998           1997            1996           1995
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------
Statement of Income:
   Net sales                                              $602,457        $565,476       $524,107        $517,832       $503,618
   Income from continuing operations
     before cumulative effect of change in
     accounting method                                      37,763          36,348         30,935          29,453         32,461
   Income (Loss)  from discontinued
      operations (1)                                           ---             ---            ---            (140)         3,842
   Cumulative effect of change in
      accounting method (2)                                    ---          (2,958)           ---             ---            ---
   Net income                                               37,763          33,390         30,935          29,313         36,303
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------
Financial Position:
   Long-term debt                                              ---             ---            ---          60,800         67,100
   Total assets                                            433,883         407,973        384,773         424,952        405,995
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------
Other Data:
Earnings per Common Share:
   Income from continuing operations
     before cumulative effect of change in
     accounting method                                        1.30            1.25           1.06            1.01           1.12
   Income from discontinued
      operations (1)                                           ---             ---            ---             ---           0.13
   Cumulative effect of change in
      accounting method (2)                                    ---           (0.10)           ---             ---            ---
   Net income                                                 1.30            1.15           1.06            1.01           1.25

   Income from continuing operations
      before cumulative effect of change in
      accounting method - assuming dilution                   1.29            1.24           1.06            1.00           1.11
   Income from discontinued
      operations - assuming dilution (1)                       ---             ---            ---             ---           0.13
   Cumulative effect of change in
      accounting method - assuming
      dilution (2)                                             ---           (0.10)           ---             ---            ---
   Net income - assuming dilution                             1.29            1.14           1.06            1.00           1.24
Dividends declared per Common Share:
   Class A                                                    0.57            0.53           0.52            0.52          0.505
   Class B                                                    0.57            0.53           0.52            0.52          0.505
----------------------------------------------------- -------------- --------------- -------------- --------------- --------------

(1) Represents "Mrs. Smith's" as described in Note D to the consolidated financial statements.
(2) Reflects, in 1998, the cumulative effect of adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board consensus ruling No. 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation (EITF 97-13), as discussed in Note A to the consolidated financial statements.

Summary of Quarterly Results of Operations


The following is a summary of unaudited quarterly results of operations for the years ended April 30, 1999 and 1998.

                                                                        Net Income per Common      Net Income per Common Share -
(Dollars in thousands, except per share data)                                   Share                    Assuming Dilution
----------------------------------------------------------------------------------------------- -- -------------------------------
                                                     Income                   Income                       Income
                                                     Before                   Before                       Before
                                                 Cumulative               Cumulative                   Cumulative
                                                  Effect of                Effect of                    Effect of
              Quarter          Net      Gross    Accounting        Net    Accounting       Net         Accounting             Net
                Ended        Sales     Profit        Change     Income        Change    Income             Change          Income
-------- ------------- ------------ ---------- ------------- ---------- ------------- --------- -- --------------- ---------------
   1999       July 31     $150,500    $53,862       $10,416    $10,416         $0.36     $0.36              $0.36           $0.36
           October 31      154,894     51,690         9,063      9,063          0.31      0.31               0.31            0.31
           January 31      140,772     49,055         8,245      8,245          0.28      0.28               0.28            0.28
             April 30      156,291     51,906        10,039     10,039          0.35      0.35               0.34            0.34
-------- ------------- ------------ ---------- ------------- ---------- ------------- --------- -- --------------- ---------------

   1998       July 31     $147,389    $51,396        $9,973     $9,973         $0.34     $0.34              $0.34           $0.34
           October 31      145,187     49,213         8,602      8,602          0.30      0.30               0.29            0.29
           January 31      130,658     47,232         8,033      5,075          0.27      0.17               0.27            0.17
             April 30      142,242     52,022         9,740      9,740          0.34      0.34               0.33            0.33
-------- ------------- ------------ ---------- ------------- ---------- ------------- --------- -- --------------- ---------------

    Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.


Stock Price Data

The Company's Class A and Class B Common Shares are listed on the New York Stock Exchange - ticker symbols SJM.A and SJM.B, respectively. The table below presents the high and low market prices for the shares and the quarterly dividends declared. The number of Class A and Class B shareholders of record as of June 23, 1999 was 5,850 and 3,738, respectively.


                       Class A Common Shares                                          Class B Common Shares
-------- ----------------- --------- -------- ------------- ----------- ----------------- --------- --------- ------------
            Quarter Ended      High      Low     Dividends                 Quarter Ended      High       Low    Dividends
-------- ----------------- --------- -------- ------------- ----------- ----------------- --------- --------- ------------
   1999           July 31    $25.56   $23.31         $0.14                       July 31    $25.31    $22.75        $0.14
               October 31     24.50    20.75          0.14                    October 31     24.06     20.19         0.14
               January 31     25.69    22.13          0.14                    January 31     24.00     20.63         0.14
                 April 30     24.56    20.81          0.15                      April 30     22.31     17.50         0.15
-------- ----------------- --------- -------- ------------- ----------- ----------------- --------- --------- ------------

   1998           July 31    $24.13   $16.38         $0.13                       July 31    $23.00    $16.13        $0.13
               October 31     29.44    22.63          0.13                    October 31     27.00     22.25         0.13
               January 31     27.75    23.63          0.13                    January 31     25.25     22.81         0.13
                 April 30     28.06    23.63          0.14                      April 30     27.19     23.75         0.14
-------- ----------------- --------- -------- ------------- ----------- ----------------- --------- --------- ------------

Management's Discussion and Analysis

Results of Operations

COMPARISON OF 1999 WITH 1998

Sales in fiscal 1999 were $602,457,000, an increase of $36,981,000 or 6.5% over those of the prior year. All of the Company's domestic segment businesses realized an increase over fiscal 1998 with the largest dollar growth occurring in the consumer and industrial markets. The combined dollar growth of these two markets accounted for approximately 60% of the Company's total increase in sales. Domestic segment sales increased $30,524,000 or 6%, while the international segment was up $6,457,000 or nearly 10%.

The growth in the consumer market was primarily in sales to the grocery channel with the majority of the increase the result of: (i) a favorable mix of products sold within the fruit spreads category; (ii) the introduction earlier this year of "Smucker's Snackers", the Company's new shelf-stable peanut butter and jelly offering for lunches and snacks; and (iii) the acquisition of the "Adams" natural peanut butter brand in December 1998. In addition, sales to warehouse club stores were also up over the prior year. The Company's market position in the core fruit spreads, toppings, and natural peanut butter categories remained strong with share of market growing in each area.

In the international segment, the majority of the growth occurred in the Australasian market and was primarily due to the impact of the acquisition of the "Allowrie" brand of fruit spreads, which was purchased in May 1998. Gains were also realized in Mexico where sales increased nearly 50% over the prior year. Overall, acquisitions contributed approximately 10% to international sales for the year. The growth in international occurred despite the continued adverse effect of exchange rates on the results in Australia and Canada. Had the exchange rates held constant with last year, international sales would have been up approximately $6,740,000 or an additional 10%.

Income for the year increased approximately 4% as earnings per share rose to $1.30 from $1.25, before the cumulative-effect adjustment in the prior year. Investment spending in several areas caused the increase in earnings to lag behind the percentage increase in sales. Cost of products sold increased as a percentage of sales from 64.7% to 65.7% due to the impact of an increase in the cost of certain fruits, and costs associated with implementing production improvements. Selling, distribution, and administrative expenses (SD&A), although up from the same period last year, increased at a slower rate than sales. The increase in SD&A was due to higher marketing costs, primarily to support the introduction of "Smucker's Snackers", the Company's consumer direct initiative, and sales of current products. Distribution expenses were also up.

Income tax expense decreased from fiscal 1998 as the Company lowered its effective income tax rate from 40.2% to 38.7%. The decrease in the tax rate was primarily due to a reduction in state and local taxes.

Comparison of 1998 with 1997

Fiscal 1998 sales increased $41,369,000, or nearly 8%, over those of fiscal 1997. In the domestic segment businesses, the largest percentage increase came in the industrial market where sales once again achieved double-digit growth over fiscal 1997. Industrial growth came from a combination of new and existing products in the bakery, yogurt filling, and frozen dairy categories. Sales also increased significantly in the domestic fruit spreads category with the majority of the increase coming from the Company's grocery and mass retail markets. Record sales in the mass retail market resulted in this channel contributing nearly 15% of the Company's overall sales growth for the year. The addition of the "Kraft" brand fruit spreads business, acquired during the fourth quarter of fiscal 1997, also contributed to the fiscal 1998 sales increase. Sales of dessert toppings rebounded from 1997 and "Goober" sales also were up.

In the international segment, sales and profit contribution were up over fiscal 1997. Although sales were up over fiscal 1997, the increase was impacted by the effect of a stronger U.S. dollar versus the Australian and Canadian dollars. If the relation of the latter two currencies to the U.S. dollar had remained constant with fiscal 1997 levels, the Company would have reported additional sales of approximately $4,000,000. The Company's consumer businesses in Australia and Canada remained strong with share of market gains achieved in both countries. Sales gains were also realized in export sales to the Greater Europe and Latin America markets.

Income before the cumulative effect of an accounting change increased approximately 17% over fiscal 1997 as earnings per share rose from $1.06 to $1.25. During the third quarter, the Emerging Issues Task Force of the Financial Accounting Standards Board issued a consensus ruling requiring that certain "business process reengineering and information technology transformation" costs that had previously been capitalized needed to be expensed as incurred. In accordance with this ruling, the Company incurred a one time, net of tax charge in the third quarter of $2,958,000, or $.10 per share, for the cumulative effect of expensing previously capitalized costs. This cumulative-effect adjustment reduced earnings per share for the year to $1.15.

In addition to the sales growth, certain other factors contributed to the improved earnings. The Company's gross profit improved from 33.4% of sales in fiscal 1997 to 35.3% in fiscal 1998, due mostly to lower raw material fruit and sweetener costs and a more profitable mix of products sold. In addition, interest expense decreased $1,603,000 from fiscal 1997, as the Company incurred only seasonal borrowings against its lines of credit. Somewhat offsetting these cost reductions was an increase in selling, distribution, and administrative expenses with the majority of the higher costs relating to two areas. First, marketing expenditures increased approximately 25% in fiscal 1998, primarily in support of initiatives within the fruit spreads category. Secondly, administrative expenses were up significantly due to costs incurred in conjunction with the Company's ongoing information technology reengineering project.

Capital Resources and Liquidity

The Company's overall financial condition remains strong despite a decrease in cash and cash equivalents of $27,801,000 compared to April 30, 1998. During the year, the Company completed several small acquisitions utilizing cash of $26,590,000. In addition to acquisitions, other significant uses of cash during the year were capital expenditures, including capitalized software and consulting costs, and the payment of dividends. Dividends paid on all Common Shares increased to $.56 per share or $16,246,000 in total, while capital expenditures amounted to $38,693,000.

Although cash generated from operations amounted to $43,525,000, the impact of the acquisitions and higher-than-average inventory balances during the year resulted in an outstanding short-term debt balance of $8,966,000 at year end. This debt was financed by borrowings against the Company's $50,000,000 uncommitted lines of credit, with a weighted-average interest rate of 5.48% at April 30, 1999.

Subsequent to the end of the year, the Company issued 10-year, senior, unsecured notes in the amount of $75,000,000 due June 1, 2009. The interest rate on these notes is 6.77%. Interest is payable each June 1st and December 1st. Principal is due at the end of the term. The Company plans to use the proceeds to refinance existing indebtedness and for general corporate purposes such as stock repurchases, acquisitions, and new product ventures. Finally, capital expenditures are estimated at $26,000,000 for fiscal 2000. With the combination of cash provided from operations and the proceeds from the long-term debt placement, the Company expects its cash to be sufficient to meet fiscal 2000 requirements.

Year 2000

As part of the information technology reengineering (ITR) project previously reported, the Company has completed an assessment of the Year 2000 issue as it may affect its information technology (IT) systems. The new IT systems being installed are fully Year 2000 compliant and will replace 80% of the Company's noncompliant IT systems. The remaining 20% of such systems will be corrected, as discussed below. The total ITR project cost, which includes an enterprise-wide information system and business process reengineering, is estimated at approximately $34,000,000, excluding internal staff costs. To date, the Company has incurred approximately 82% of these costs.

A substantial portion of the ITR project is expected to be completed prior to any anticipated impact of the Year 2000 issue on the Company's IT systems. Implementation of components of the ITR project has been prioritized to ensure replacement of the IT systems most affected by the Year 2000 issue. Implementation progress has proceeded as planned. The Company has all critical components implemented in test locations and anticipates full domestic implementation by September 1, 1999, with international implementation to be complete by November 1, 1999. With regard to the IT systems that either are not being replaced by the ITR project or will not be replaced in time to meet the change in millennium, the Company has plans in place to make corrections to the affected software. The Company engaged outside consultants to assist with these corrections, which it estimates will cost approximately $2,000,000 in additional expense, of which approximately 80% has been spent to date. The Company expects to complete planned corrections by September 1, 1999. The Company believes that with conversion to the new software and with the scheduled modifications to existing software, the Year 2000 issue will not pose significant operational problems for its IT systems.

The Company also has developed a plan to identify and replace all non-IT systems that have Year 2000 issues. The cost to replace non-IT systems is not expected to be material. In addition, the Company is in the process of contacting all critical vendors to obtain status information on their Year 2000 issues. The Company also has plans to contact all major customers in the coming months.

The worst case scenario of the Company, its vendors, or its customers not being fully Year 2000 compliant includes temporary plant closings, delays in delivery of finished goods or receipt of raw materials, invoice and collection errors, and possible inventory and supply obsolescence. Should these events occur, the impact on the Company's results of operations, financial condition, and cash flows could be material. The Company believes that its approach to the Year 2000 issue should reduce the likelihood of any such disruptions and should help to minimize the adverse effects if they do occur. As developed, contingency plans and related cost estimates will be continually updated as additional information becomes available.

The costs of the ITR project, the date on which the Company believes it will complete the Year 2000 modifications, and the statements with regard to the potential effect of the Year 2000 issue on the Company's operations and financial condition are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

Market Risk Disclosures

The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio and the fair value of notes receivable at April 30, 1999, approximated carrying value. Given the short-term nature of these instruments, market risk, as measured by the change in fair value resulting from a hypothetical 10% change in interest rates, is not material. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 1999, a hypothetical 10% movement in interest rates would not materially affect the Company's results of operations.

Foreign Currency Exchange Risk. After analyzing the risk, the Company has chosen at this time not to hedge its foreign currency exposure. Therefore, it has not entered into any forward foreign exchange contracts to hedge foreign currency transactions.

The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Australian and Canadian dollars. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The unhedged foreign currency balance sheet exposures as of April 30, 1999, are not expected to result in a significant impact on future earnings or cash flows.

Revenues from customers outside the United States represented approximately 12% of net sales during fiscal 1999. As the Company has expanded its international operations, its sales and expenses denominated in foreign currencies have increased and that trend is expected to continue. Thus, certain sales and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.

Certain Forward-Looking Statements

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results may differ depending on a number of factors including: the success of the Company's marketing programs during the coming year; competitive activity; the mix of products sold and level of marketing expenditures needed to generate sales; an increase in fruit costs or costs of other significant ingredients, including sweeteners; the ability of the Company to maintain and/or improve sales and earnings performance of its nonretail business areas; foreign currency exchange and interest rate fluctuations; level of capital resources required for and success of future acquisitions; and the successful implementation of the Company's information technology reengineering project and Year 2000 modifications.

Statements of Consolidated Income
The J. M. Smucker Company


                                                                                Year Ended April 30,
----------------------------------------------------------------- --------------- ---------------- ----------------
(Dollars in thousands, except per share data)                             1999             1998             1997
----------------------------------------------------------------- --------------- ---------------- ----------------
Net sales                                                             $602,457         $565,476         $524,107
Cost of products sold                                                  395,944          365,613          348,949
----------------------------------------------------------------- --------------- ---------------- ----------------
Gross Profit                                                           206,513          199,863          175,158

Selling, distribution, and administrative expenses                     147,538          142,799          121,954
----------------------------------------------------------------- --------------- ---------------- ----------------
Operating Income                                                        58,975           57,064           53,204

Interest income                                                          1,948            2,525            2,048
Interest expense                                                          (179)            (145)          (1,748)
Other income (expense) - net                                               887            1,315             (338)
----------------------------------------------------------------- --------------- ---------------- ----------------
Income Before Income Taxes and Cumulative Effect
   of Change in  Accounting Method                                      61,631           60,759           53,166

Income taxes                                                            23,868           24,411           22,231
----------------------------------------------------------------- --------------- ---------------- ----------------
Income Before Cumulative Effect of Change in
   Accounting Method                                                    37,763           36,348           30,935

Cumulative effect of change in accounting method,
   net of tax benefit of $1,980                                            ---           (2,958)             ---
----------------------------------------------------------------- --------------- ---------------- ----------------

Net Income                                                            $ 37,763         $ 33,390         $ 30,935
================================================================= =============== ================ ================

Earnings per Common Share:
Income Before Cumulative Effect of Change in
   Accounting Method                                                  $   1.30         $   1.25         $   1.06
Cumulative effect of change in accounting method                          ---             (0.10)             ---
----------------------------------------------------------------- --------------- ---------------- ----------------
Net Income Per Common Share                                           $   1.30         $   1.15         $   1.06
================================================================= =============== ================ ================

Earnings per Common Share - Assuming Dilution:
Income Before Cumulative Effect of Change in
   Accounting Method                                                  $   1.29         $   1.24         $   1.06
Cumulative effect of change in accounting method                          ---             (0.10)             ---
----------------------------------------------------------------- --------------- ---------------- ----------------
Net Income per Common Share - Assuming Dilution                       $   1.29         $   1.14         $   1.06
================================================================= =============== ================ ================

See notes to consolidated financial statements

Consolidated Balance Sheets
The J. M. Smucker Company



               Assets
                                                                                    April 30,
------------------------------------------------------------------------ --------------------------------
(Dollars in thousands)                                                         1999             1998
------------------------------------------------------------------------ --------------- ----------------
Current Assets
Cash and cash equivalents                                                     $  8,683         $ 36,484
Trade receivables, less allowance for doubtful accounts                         51,858           48,732
Inventories:
   Finished products                                                            51,983           41,264
   Raw materials, containers, and supplies                                      62,217           62,201
------------------------------------------------------------------------ --------------- ----------------
                                                                               114,200          103,465
Other current assets                                                            11,401           12,825
------------------------------------------------------------------------ --------------- ----------------
Total Current Assets                                                           186,142          201,506
------------------------------------------------------------------------ --------------- ----------------

Property, Plant, and Equipment
Land and land improvements                                                      15,729           15,058
Buildings and fixtures                                                          83,290           78,658
Machinery and equipment                                                        201,913          177,372
Construction in progress                                                        23,296           13,147
------------------------------------------------------------------------ --------------- ----------------
                                                                               324,228          284,235
Accumulated depreciation                                                      (157,685)        (140,521)
------------------------------------------------------------------------ --------------- ----------------

Total Property, Plant, and Equipment                                           166,543          143,714
------------------------------------------------------------------------ --------------- ----------------

Other Noncurrent Assets
Goodwill                                                                        45,371           32,722
Trademarks and patents                                                          15,256            9,688
Other assets                                                                    20,571           20,343
------------------------------------------------------------------------ --------------- ----------------

Total Other Noncurrent Assets                                                   81,198           62,753
------------------------------------------------------------------------ --------------- ----------------

                                                                              $433,883         $407,973
======================================================================== =============== ================

              Liabilities and Shareholders' Equity
                                                                                          April 30,
 ------------------------------------------------------------------------- --------------------------------
 (Dollars in thousands)                                                               1999           1998
 ------------------------------------------------------------------------- ----------------- --------------
 Current Liabilities
 Accounts payable                                                                 $ 40,262       $ 41,410
 Notes payable                                                                       8,966            ---
 Salaries, wages, and additional compensation                                       10,264         11,225
 Accrued marketing and merchandising                                                 8,588         13,319
 Income taxes                                                                        4,700          6,731
 Dividends payable                                                                   4,377          4,082
 Other current liabilities                                                          10,474          8,133
 ------------------------------------------------------------------------- ----------------- --------------
 Total Current Liabilities                                                          87,631         84,900
 ------------------------------------------------------------------------- ----------------- --------------

 Noncurrent Liabilities
 Postretirement benefits other than pensions                                        12,775         11,858
 Deferred income taxes                                                               7,007          6,804
 Other noncurrent liabilities                                                        2,141          2,234
 ------------------------------------------------------------------------- ----------------- --------------
 Total Noncurrent Liabilities                                                       21,923         20,896
 ------------------------------------------------------------------------- ----------------- --------------


 Shareholders' Equity Serial Preferred Shares - no par value:
    Authorized - 3,000,000 shares; outstanding - none                                  ---            ---
 Common Shares - no par value:
    Class A - Authorized - 35,000,000 shares;
        outstanding - 14,432,619 in 1999 and 14,387,402 in
        1998 (net of 1,779,669 and 1,824,886 treasury
        shares, respectively), at stated value                                       3,608          3,597
    Class B - (Nonvoting) Authorized - 35,000,000 shares;
       outstanding -  14,726,576 in 1999 and 14,754,734 in
       1998 (net of 1,485,712 and 1,457,554 treasury
       shares, respectively), at stated value                                        3,682          3,689
 Additional capital                                                                 15,604         14,608
 Retained income                                                                   318,660        298,316
 Less:
    Deferred compensation                                                           (2,001)        (2,255)
    Amount due from ESOP Trust                                                      (9,526)        (9,787)
    Accumulated other comprehensive loss                                            (5,698)        (5,991)
 ------------------------------------------------------------------------- ----------------- --------------
 Total Shareholders' Equity                                                        324,329        302,177
 ------------------------------------------------------------------------- ----------------- --------------
                                                                                  $433,883       $407,973
 ==========================================================================================================


 See notes to consolidated financial statements

Statements of Consolidated Cash Flows
The J. M. Smucker Company



                                                                                         Year Ended April 30,
---------------------------------------------------------------------------- -------------- -------------- ---------------
(Dollars in thousands)                                                               1999           1998            1997
---------------------------------------------------------------------------- -------------- -------------- ---------------
Operating Activities
  Net income                                                                      $37,763        $33,390         $30,935
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                   19,660         18,780          18,337
    Amortization                                                                    3,734          3,759           3,502
    Cumulative effect of change in accounting method, net of
      tax benefit                                                                     ---          2,958             ---
    Deferred income tax expense (benefit)                                             120         (2,285)          4,026
    Changes in assets and liabilities, net of effects from business acquisitions and discontinued operations:
      Trade receivables                                                            (2,627)        (1,697)         (8,043)
      Inventories                                                                  (9,332)       (10,522)          1,792
      Other current assets                                                          1,587            653          (1,174)
      Accounts payable and accrued items                                           (5,123)        10,855             341
      Income taxes                                                                 (1,292)         5,683           7,114
      Other - net                                                                    (965)          (533)          2,693
---------------------------------------------------------------------------- -------------- -------------- ---------------
Net Cash Provided by Operating Activities                                          43,525         61,041          59,523
---------------------------------------------------------------------------- -------------- -------------- ---------------
Investing Activities
  Additions to property, plant, and equipment                                     (38,693)       (29,058)        (15,751)
  Businesses acquired - net of cash                                               (26,590)        (1,406)         (5,593)
  Proceeds from the sale of property, plant, and equipment                            747            682             627
  Proceeds from the sale of assets of discontinued operations                         ---            ---          44,695
  Other - net                                                                       1,288          1,196             767
---------------------------------------------------------------------------- -------------- -------------- ---------------
Net Cash (Used for) Provided by Investing Activities                              (63,248)       (28,586)         24,745
---------------------------------------------------------------------------- -------------- -------------- ---------------
Financing Activities
  Reduction in long-term debt                                                         ---            ---         (60,800)
  Proceeds from short-term debt -- net                                              8,966            ---            ---
  Purchase of Common Shares - net                                                    (811)        (4,465)           (245)
  Dividends paid                                                                  (16,246)       (15,100)        (15,113)
  Net amount received from ESOP Trust                                                 261            240             224
  Other - net                                                                         101            160             140
---------------------------------------------------------------------------- -------------- -------------- ---------------
Net Cash (Used for) Financing Activities                                           (7,729)       (19,165)        (75,794)
---------------------------------------------------------------------------- -------------- -------------- ---------------
Cash flows (used for) provided by continuing operations                           (27,452)        13,290           8,474
Cash flows used in discontinued operations                                            ---            ---          (1,858)
Effect of exchange rate changes on cash                                              (349)          (897)           (172)
---------------------------------------------------------------------------- -------------- -------------- ---------------
Net (decrease) increase in cash and cash equivalents                              (27,801)        12,393           6,444
Cash and cash equivalents at beginning of year                                     36,484         24,091          17,647
---------------------------------------------------------------------------- -------------- -------------- ---------------
Cash and Cash Equivalents at End of Year                                          $ 8,683        $36,484         $24,091
============================================================================ ============== ==============================

(  )  Denotes use of cash

See notes to consolidated financial statements

Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company




                                                                                                Accumulated
                                                                                                    Other       Total
                                                                        Deferred      Amount     Comprehen-     Share-
                              Common Shares     Additional   Retained    Compen-    Due From        sive       holders'
(Dollars in thousands)      Class A   Class B    Capital      Income     Sation     ESOP Trust      Loss       Equity
--------------------------- --------- -------- ------------ ---------- ---------- ------------ ------------- ----------
Balance at April 30, 1996     $3,597   $3,696      $11,469   $269,036    $  (727)    $(10,251)      $  (479)   $276,341

Net income                                                     30,935                                            30,935
Foreign currency
  translation adjustment                                                                               (553)       (553)
                                                                                                             ----------
Comprehensive Income                                                                                             30,382
Purchase of treasury
   shares                         (3)                   (2)      (240)                                             (245)
Stock plans                       12                   841                  (669)                                   184
Cash dividends declared -
  $.52 a share                                                (15,126)                                          (15,126)
Other                                                  131                                224                       355
--------------------------- --------- -------- ------------ ---------- ---------- ------------ ------------- ----------
Balance at April 30, 1997     $3,606   $3,696      $12,439   $284,605    $(1,396)    $(10,027)      $(1,032)   $291,891

Net income                                                     33,390                                            33,390
Foreign currency
   translation adjustment                                                                            (4,959)     (4,959)
                                                                                                             ----------
Comprehensive Income                                                                                             28,431
Purchase of treasury
   shares                        (33)     (18)         (94)    (4,320)                                           (4,465)
Stock plans                       24       11        1,629                  (859)                                   805
Cash dividends declared -
  $.53 a share                                                (15,359)                                          (15,359)
Other                                                  634                                240                       874
--------------------------- --------- -------- ------------ ---------- ---------- ------------ ------------- ----------
Balance at April 30, 1998     $3,597   $3,689      $14,608   $298,316    $(2,255)     $(9,787)      $(5,991)   $302,177

Net income                                                     37,763                                            37,763
Foreign currency
   translation adjustment                                                                               293         293
                                                                                                             ----------
Comprehensive Income                                                                                             38,056
Purchase of treasury
   shares                         (5)      (3)         (17)      (786)                                             (811)
Stock plans                       16       (4)         360        (92)       254                                    534
Cash dividends declared -
  $.57 a share                                                (16,541)                                          (16,541)
Other                                                  653                                261                       914
--------------------------- --------- -------- ------------ ---------- ---------- ------------ ------------- ----------
Balance at April 30, 1999     $3,608   $3,682      $15,604   $318,660    $(2,001)     $(9,526)      $(5,698)   $324,329
=========================== ========= ======== ===========  ========== ========== ============ ============= ==========


See notes to consolidated financial statements

Notes to Consolidated Financial Statements

The J. M. Smucker Company


Note A:  Accounting Policies

         Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and accounts are eliminated in consolidation.

         Cash and Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

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

         Stock Compensation: The Company has elected to follow Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

If compensation cost for the stock options granted in 1999, 1998, and 1997 had been determined based on the fair value method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS
123), the Company's net income and earnings per share would not have been materially different from amounts determined using the intrinsic method of APB 25.

         Inventories: The Company values its inventories at the lower of cost or market, with market considered as replacement value. Cost is determined on the last-in, first-out (LIFO) method for the majority of domestic inventories. Inventories not on the LIFO method are valued principally by the first-in, first-out (FIFO) method. If the FIFO method (which approximates current cost) had been used for all inventories, the balances would have been $11,776,000 and $11,006,000 higher than reported at April 30, 1999 and 1998, respectively.

         Goodwill and Intangible Assets: The excess cost over net assets of businesses acquired and other intangibles, principally trademarks and patents, are being amortized using the straight-line method over periods ranging from 5 to 40 years. The Company continually evaluates whether events or circumstances have occurred which would indicate that the carrying value may not be recoverable or that the useful life warrants revision. When factors indicate that goodwill and other intangible assets should be evaluated for possible impairment, the Company analyzes the future recoverability of the asset using an estimate of the related undiscounted future cash flows of the business, and recognizes any adjustment to the asset's carrying value on a current basis. Accumulated amortization of goodwill and intangible assets at April 30, 1999 and 1998, was $23,601,000 and $20,223,000, respectively.

         Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 10 to 40 years for buildings, fixtures, and improvements. Property sold or retired is eliminated from the accounts in the year of disposition.

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed for short periods. Rental expense in 1999, 1998, and 1997 totaled $12,762,000, $10,950,000, and $9,783,000, respectively; included therein were cold storage facility rentals, based on quantities stored, amounting to $4,999,000, $4,956,000, and $4,357,000, respectively.

         Software Costs: The Company capitalizes significant costs associated with the development and installation of internal use software. Amounts deferred are amortized over the estimated useful lives of the software, ranging from 3 to 7 years, beginning with the project's completion. Net deferred internal use software costs as of April 30, 1999 and 1998, were $20,296,000 and $8,794,000, respectively, of which $13,843,000 and $8,794,000 were included in construction in progress. Capitalized interest costs of $528,000 were included at April 30, 1999.

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

         Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

         Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $12,685,000, $10,809,000, and $10,321,000 in fiscal
1999, 1998, and 1997, respectively.

         Recently Issued Accounting Standards: In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 changes the accounting related to derivative instruments. Currently, the Company does not have significant participation in derivative instruments. Although the Company has not yet completed its evaluation of the potential impact of adopting SFAS 133 on future earnings, it does not expect the impact to be material. The Company is required to adopt this statement in fiscal 2002.

During fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). This statement established standards for reporting of comprehensive income and its components in the financial statements. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Statements of Consolidated Shareholders' Equity. The adoption of SFAS 130 had no impact on the Company's net income or total shareholders' equity. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

         Risks and Uncertainties: The principal products of the Company are fruit spreads, dessert toppings, peanut butter, industrial fruit products, fruit and vegetable juices, juice beverages, syrups, condiments, and gift packages. In the domestic markets, the Company's products are primarily sold through brokers to chain, wholesale, cooperative, independent grocery accounts and other consumer markets, to foodservice distributors and chains including hotels, restaurants, institutions, and to other food manufacturers. The Company's distribution outside the United States is principally in Canada, Australia, Mexico, Latin America, the Pacific Rim, and Greater Europe. The fruit raw materials used by the Company are generally purchased from independent growers and suppliers, although the Company grows some strawberries for its own use. Because of the seasonal nature and volatility of quantities of most of the crops on which the Company depends, it is necessary to prepare and freeze stocks of fruit and fruit juices and to maintain them in cold storage warehouses. The Company believes there is no concentration of risk with any single customer or supplier whose failure or nonperformance would materially affect the Company's results. In addition, the Company insures its business and assets in each country against insurable risks as and to the extent that it deems appropriate based upon an analysis of the relative risks and costs. It believes that the risk of loss from noninsurable events would not have a material adverse effect on the Company's operations as a whole.

Note B:  Operating Segments

During the fourth quarter of fiscal 1999, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131). SFAS 131 establishes new standards for reporting information about operating segments and related disclosures about products and services, geographic areas, and major customers. Segment information prior to 1999 has been restated to comply with SFAS 131.

The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments, domestic and international. The domestic segment represents the aggregation of the consumer, foodservice, beverage, specialty foods, consumer direct, and industrial business areas. Food products are distributed through various retail channels including grocery, mass retail, military, warehouse club, health food, and specialty food markets along with restaurants, health care facilities, schools, and other institutions throughout the United States. These products include a variety of fruit spreads, dessert toppings, natural peanut butters, fruit and vegetable-based beverages, formulated fruit-based fillings, and gift boxes. The international segment consists of products that are similar in nature to those in the domestic segment but are distributed to geographical markets outside of the United States, principally in Canada, Australia, Mexico, Latin America, the Pacific Rim, and Greater Europe.

The following table sets forth operating segments information:

                                                        Year Ended April 30,
--------------------------------------------------------------------------------------
(Dollars in thousands)                               1999         1998         1997
--------------------------------------------------------------------------------------
Net sales:
  Domestic                                         $ 528,596    $ 498,072    $ 458,063
  International                                       73,861       67,404       66,044
--------------------------------------------------------------------------------------
Total net sales                                    $ 602,457    $ 565,476    $ 524,107
======================================================================================

Depreciation:
  Domestic                                         $  18,296    $  17,442    $  16,974
  International                                        1,364        1,338        1,363
--------------------------------------------------------------------------------------
Total depreciation                                 $  19,660    $  18,780    $  18,337
======================================================================================

Segment profit:
  Domestic                                         $  94,489    $  92,511    $  86,991
  International                                        7,134        6,559        5,500
--------------------------------------------------------------------------------------
Total segment profit                                 101,623       99,070       92,491
======================================================================================
  Interest income                                      1,948        2,525        2,048
  Interest expense                                      (179)        (145)      (1,748)
  Amortization expense                                (3,734)      (3,759)      (3,502)
  Corporate administrative expenses                  (37,912)     (42,013)     (34,520)
  Other unallocated expenses                            (115)       5,081       (1,603)
--------------------------------------------------------------------------------------
Income before income taxes and cumulative
   effect of change in accounting method           $  61,631    $  60,759    $  53,166
======================================================================================

Total assets:
  Domestic                                         $ 371,403    $ 351,943    $ 324,296
  International                                       62,480       56,030       60,477
--------------------------------------------------------------------------------------
Total assets                                       $ 433,883    $ 407,973    $ 384,773
======================================================================================

Expenditures for additions to long-lived assets:
  Domestic                                         $  53,737    $  27,829    $  20,617
  International                                       10,538        2,635          727
--------------------------------------------------------------------------------------
Total expenditures for additions to long-lived
  assets                                           $  64,275    $  30,464    $  21,344
======================================================================================

Segment profit represents revenue less direct and allocable operating expenses.

The following presents product sales information:

                                                                Year Ended April 30,
-------------------------------------- --------------------- ---------------------- ---------------------
                                                      1999                   1998                1997
-------------------------------------- --------------------- ---------------------- ---------------------
Fruit spreads                                             41%                  43%                 43%
Juices and beverages                                      10                   11                  12
Industrial ingredients                                    17                   17                  15
Portion control                                           12                   12                  13
Toppings and syrups                                        9                    9                   8
Peanut butter                                              6                    5                   5
Other                                                      5                    3                   4
----------------------------------------- --------------------- ---------------------- -------------------
Total                                                    100%                 100%                100%
========================================= ===================== ====================== ===================

Note C:  Earnings per Share

The following table sets forth the computation of earnings per Common Share and earnings per Common Share - assuming dilution:

                                                                              Year Ended April 30,
------------------------------------------------------ ----------------- ---------------- ----------------
(Dollars in thousands, except per share data)                     1999             1998             1997
------------------------------------------------------ ----------------- ---------------- ----------------
Numerator:
    Net income for earnings per
        Common Share and earnings per
        Common Share  -  assuming dilution                      $37,763          $33,390           $30,935
------------------------------------------------------ ----------------- ---------------- ----------------

------------------------------------------------------ ----------------- ---------------- ----------------
Denominator:
    Denominator for earnings per
        Common Share -  weighted-average
        shares                                               29,057,593       29,038,723        29,104,969

     Effect of dilutive securities:
        Stock options                                           179,679          247,155            42,190
        Restricted stock                                         37,447           59,400            32,921

------------------------------------------------------ ----------------- ---------------- ----------------
     Denominator for earnings per Common
       Share - assuming dilution                             29,274,719       29,345,278        29,180,080
====================================================== ================= ================ ================

Earnings per Common Share                                       $  1.30          $  1.15          $   1.06
====================================================== ================= ================ ================

Earnings per Common Share - assuming
    dilution                                                    $  1.29         $   1.14          $   1.06
====================================================== ================= ================ ================

Options to purchase 433,800 Class A and 149,500 Class B Common Shares at $24.31 to $31.50 per share were outstanding during fiscal 1999 but were not included in the computation of earnings per Common Share - assuming dilution, as the options' exercise prices were greater than the average market price of the Common Shares and, therefore, the effect would be antidilutive.

Note D: Acquisitions and Divestiture

During fiscal 1999, the Company completed five acquisitions for an aggregate of $26,590,000 in cash. The acquisitions were made utilizing cash on hand as well as borrowings under the Company's uncommitted lines of credit. Each of the acquisitions was accounted for as a purchase and the results of operations of the acquired companies were included in the consolidated results of the Company from their respective acquisition dates. As a result of the acquisitions, approximately $15,054,000 in goodwill and $6,393,000 in trademarks were recorded and are being amortized using the straight-line method over a period of 20 years.

In May 1996, the Company completed the sale of its "Mrs. Smith's" frozen pie business to a subsidiary of Flowers Industries, Inc., for a combination of cash and notes receivable. This divestiture was treated as a discontinued operation in fiscal 1996. In connection with this divestiture, the Company also entered into agreements to lease certain property, plant, and equipment to a Flowers Industries subsidiary under operating lease agreements.

Note E:  Pensions and Other Postretirement Benefits

The Company has pension plans covering substantially all of its employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded defined postretirement plans that provide health care and life insurance benefits to substantially all active and retired, domestic employees not covered by certain collective bargaining agreements, and their covered dependents and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they have reached age 55 and attained 10 years of service.

During 1999, the Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits (SFAS 132). SFAS 132 standardizes disclosure requirements without changing the recognition or measurement of pension or postretirement benefit plans. All disclosures for prior periods shown below have been restated to conform to the disclosure requirements of SFAS 132.

Net periodic benefit cost included the following components:



(Dollars in thousands)                         Defined Benefit Pension Plans           Other Postretirement Benefits
------------------------------------------- ------------------------------------- -- -----------------------------------
Year Ended April 30,                               1999        1998         1997           1999        1998        1997
------------------------------------------- ------------ ----------- ------------ -- ----------- ----------- -----------

Service cost                                     $1,841      $1,500       $1,592           $490        $393        $424
Interest cost                                     4,043       3,822        3,705            662         732         708
Expected return on plan assets                   (5,703)     (4,398)      (4,179)            ---        ---         ---
Amortization of prior service costs                 489         489          472            (61)        (20)        ---
Amortization of initial net asset                   (91)        (91)         (91)           (27)        (43)        ---
Recognized net actuarial gain                      (322)        (19)         ---            ---         ---         (12)
------------------------------------------- ------------ ----------- ------------ -- ----------- ----------- -----------
Net periodic benefit cost                        $  257      $1,303       $1,499         $1,064      $1,062      $1,120
=========================================== ============ =========== ============ == =========== =========== ===========

The following table sets forth the combined status of the plans as recognized in the consolidated balance sheets at April 30, 1999 and 1998:

                                                                    Defined Benefit Pension             Other Postretirement
                                                                             Plans                             Benefits
---------------------------------------------------------------- --------------- --------------    ---------------- ---------------
                                                                            April 30,                          April 30,
(Dollars in thousands)                                                  1999           1998                1999            1998
---------------------------------------------------------------- --------------- --------------    ---------------- ---------------
Change in benefit obligation:
  Benefit obligation at beginning of the year                          $59,156        $50,840             $10,397          $9,438
    Service cost                                                         1,841          1,500                 490             393
    Interest cost                                                        4,043          3,822                 662             732
    Amendments                                                           5,565            271                 ---            (956)
    Actuarial (gain) loss                                                 (598)         4,848                (960)          1,163
    Benefits paid                                                       (2,120)        (2,125)               (147)           (373)
---------------------------------------------------------------- --------------- -------------- -- ---------------- ---------------
 Benefit obligation at end of the year                                 $67,887        $59,156             $10,442         $10,397
================================================================ =============== ============== == ================ ===============

Change in plan assets:
  Fair value of plan assets at beginning of the year                   $63,313        $50,055             $   ---         $   ---
    Actual return on plan assets                                         2,493         15,039                 ---             ---
    Asset gain (loss)                                                      795           (420)                ---             ---
    Company contributions                                                  773            764                 147             373
    Benefits paid                                                       (2,120)        (2,125)               (147)           (373)
---------------------------------------------------------------- --------------- -------------- -- ---------------- ---------------
 Fair value of plan assets at end of the year                          $65,254        $63,313             $   ---         $   ---
================================================================ =============== ============== == ================ ===============

Funded status of the plan                                              $(2,633)       $ 4,157            $(10,442)       $(10,397)
---------------------------------------------------------------- --------------- -------------- -- ---------------- ---------------
Unrecognized net actuarial gain                                         (7,426)        (9,566)             (1,458)           (525)
Unrecognized prior service cost                                          9,847          4,771                (875)           (936)
Unrecognized initial asset                                              (1,232)        (1,323)                ---             ---
---------------------------------------------------------------- --------------- -------------- -- ---------------- ---------------
Accrued benefit cost                                                   $(1,444)       $(1,961)           $(12,775)       $(11,858)
================================================================ =============== ============== == ================ ===============

Weighted average assumptions:
  Discount rate                                                             7%              7%                  7%              7%
  Expected return on plan assets                                            9%              9%                ---             ---
  Rate of compensation increase                                             5%              5%                ---             ---
---------------------------------------------------------------- --------------- -------------- -- ---------------- ---------------


For fiscal 2000, the assumed health care cost trend rates are 7% for participants under age 65 and 5% for participants age 65 or older. The rate for participants under age 65 is assumed to decrease gradually to 5% in the year 2003. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percent annual change in the assumed cost trend rate would have the following effect:

                                                                            One - Percentage Point
------------------------------------------------------------------ ------------------------------------------
(Dollars in thousands)                                                       Increase               Decrease
------------------------------------------------------------------ ------------------- -- -------------------
Effect on total service and interest cost components                          $   252               $  (193)
Effect on postretirement benefit obligation                                   $ 1,919               $(1,506)
------------------------------------------------------------------ ------------------- -- -------------------

The projected benefit obligation applicable to pension plans with accumulated benefit obligations in excess of plan assets was $12,252,000 and $10,173,000 at April 30, 1999 and 1998, respectively, primarily due to a supplemental retirement benefit plan. The accumulated benefit obligation related to these plans was $9,831,000 and $8,049,000, while the fair value of assets was $3,137,000 and $3,010,000 at April 30, 1999 and 1998, respectively.

Pension plan assets consist of listed stocks and government obligations, including 168,000 of both of the Company's Class A and Class B Common Shares at April 30, 1999 and 1998. The market value of these shares is $6,552,000 at April 30, 1999. The Company paid dividends of $188,000 on these shares during the year. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits.

The Company also charged to operations approximately $808,000, $716,000, and $687,000 in 1999, 1998, and 1997, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of those labor contracts. For those plans not self-administered, the Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under those plans.

In addition, certain of the Company's active employees participate in multi-employer plans which provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,569,000, $1,727,000, and $1,439,000 in 1999, 1998, and 1997, respectively.

Note F:  Savings Plans

         ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust
(ESOP) for domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the Trustee in amounts not to exceed a total of 1,200,000 unallocated Common Shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years. ESOP loans bear interest at 1/2% over prime and are payable as shares are allocated to participants. Contributions to the plan are made annually in amounts sufficient to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $361,000, $363,000, and $377,000 in 1999, 1998, and 1997, respectively. The principal payments received from the ESOP in 1999, 1998, and 1997 were $261,000, $240,000, and $224,000, respectively.

The Company measures compensation expense based upon the fair value of the shares committed to be released to plan participants in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). As permitted by SOP 93-6, the Company does not apply the statement to shares purchased prior to December 31, 1992. Since all shares currently held by the ESOP were acquired prior to 1993, the Company will continue to recognize future compensation expense using the cost basis. At April 30, 1999, the ESOP held 645,048 unallocated shares consisting of 164,124 Class A and 480,924 Class B Common Shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

         401(k) Plan: The Company offers employee savings plans under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 1999, 1998, and 1997 were $1,098,000, $981,000, and $901,000, respectively.

Note G:  Stock Benefit Plans

         The Company provides for equity-based incentives to be awarded to key employees through its 1998 Equity and Performance Incentive Plan, the Restricted Stock Bonus Plan adopted in 1979, and the 1987 Stock Option Plan.

         1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted stock, which may include performance criteria, as well as stock appreciation rights, deferred shares, and performance shares. At April 30, 1999, there are 608,000 Class A and 608,000 Class B Common Shares available for future issuance under this plan. Of this total amount available for issuance, the amount of restricted stock is limited to 225,000 Class A and 225,000 Class B Common Shares. Restricted shares issued under this plan are subject to a risk of forfeiture for at least three years, in the event of termination of employment or failure to meet performance criteria. Options for 92,000 Class A and 92,000 Class B Common Shares were awarded under the plan in fiscal 1999, with an option price equal to the market price at the date of grant. The options granted during 1999 become exercisable at the rate of one-third per year, beginning one year after the date of grant.

         Restricted Stock Bonus Plan: Shares awarded under this plan contain certain restrictions for four years relating, among other things, to forfeiture in the event of termination of employment and to transferability. Shares awarded are issued as of the effective date of the award and recorded at market value. A corresponding deferred compensation charge is expensed over the period during which restrictions are in effect. There are 44,100 Class A and 87,100 Class B Common Shares available for issuance under the plan at April 30, 1999. In fiscal 1998, an award of 30,500 shares of Class A and Class B Common Shares was made while no awards were granted in 1999 and 1997.

         1987 Stock Option Plan: Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the effective date of the grant. There are 121,700 Class A and 581,000 Class B Common Shares available for future grant under this plan.

A summary of the Company's stock option activity, and related information follows:

                                                                           Weighted-                     Weighted-
                                                                             Average                       Average
                                                             Class A        Exercise        Class B       Exercise
                                                             Options           Price        Options          Price
------------------------------------------------------ -------------- --------------- -------------- --------------
Outstanding at April 30, 1996                             1,084,400          $22.34        622,100         $17.72
   Granted                                                  168,000           17.25        168,000          16.25
   Exercised                                                 (3,288)          11.19         (3,288)         11.19
   Forfeited                                                 (9,500)          21.50         (6,500)         16.87
------------------------------------------------------ --------------- --------------- -------------- --------------
Outstanding at April 30, 1997                             1,239,612          $21.69        780,312         $17.44
   Granted                                                  151,500           25.78        151,500          24.31
   Exercised                                                (71,876)          14.44        (68,576)         13.84
   Forfeited                                                 (1,000)          17.63         (1,000)         16.10
------------------------------------------------------ --------------- --------------- -------------- --------------
Outstanding at April 30, 1998                             1,318,236          $22.56        862,236         $18.93
   Granted                                                  169,500           21.91        169,500          20.88
   Exercised                                                (65,901)          16.05        (67,201)         15.67
   Forfeited                                                 (5,334)          22.63         (5,334)         21.44
------------------------------------------------------ --------------- --------------- -------------- --------------
Outstanding at April 30, 1999                             1,416,501          $22.78        959,201         $19.49

Exercisable at April 30, 1997                               948,113          $22.78        448,813         $17.90
Exercisable at April 30, 1998                             1,008,069          $22.87        552,069         $18.26
Exercisable at April 30, 1999                             1,097,501          $22.91        640,201         $18.65
------------------------------------------------------ --------------- --------------- -------------- --------------


The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 1999, under the Company's stock benefit plans:

                                                                           Weighted-
                                                          Weighted-          Average                         Weighted-
                                                            Average        Remaining                           Average
      Share              Range of                          Exercise      Contractual                          Exercise
      Class       Exercise Prices       Outstanding           Price      Life (yrs.)      Exercisable            Price
------------ --------------------- ----------------- --------------- ---------------- ---------------- ------------------
  Class A          $17.25--$22.50           726,201          $19.09             5.4           506,868           $18.35
  Class A          $22.51--$31.50           690,300          $26.67             4.8           590,633           $26.82

  Class B          $15.94--$24.31           959,201          $19.49             5.9           640,201           $18.65
------------ --------------------- ----------------- --------------- ---------------- ---------------- ------------------


In addition to the above, the Company granted stock options during fiscal 1996 for the purchase of 150,000 Class B Common Shares to nonemployees for consulting services rendered. The options, which contain a weighted-average exercise price of $20.75, were all considered outstanding and exercisable at April 30, 1999.

Note H:  Financing Arrangements

The Company has available two uncommitted lines of credit providing up to $50,000,000 for short-term borrowings of which $41,034,000 was available at April 30, 1999. The interest rate to be charged on any outstanding balance is based on prevailing market rates. The weighted-average interest rate at April 30, 1999 was 5.48%. Interest paid at April 30, 1999, 1998, and 1997 totaled $751,000, $109,000, and $1,804,000, respectively.

On June 18, 1999, the Company issued $75,000,000 of 6.77% senior, unsecured notes due June 1, 2009. The Company plans to use the proceeds to refinance existing indebtedness and to fund general corporate purposes such as stock repurchases, acquisitions, and new product ventures.

Note I:  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                          April 30,
---------------------------------------------------------------- ----------------------------
(Dollars in thousands)                                                  1999          1998
---------------------------------------------------------------- -------------- -------------
Deferred tax liabilities:
   Depreciation                                                      $12,819       $13,244
   Other (each less than 5% of total liabilities)                      3,359         2,035
---------------------------------------------------------------- -------------- -------------
Total deferred tax liabilities                                        16,178        15,279
================================================================ ============== =============
Deferred tax assets:
   Postretirement benefits other than pensions                         5,429         5,092
   Other employee benefits                                             3,989         4,007
   Other (each less than 5% of total assets)                           6,994         6,631
---------------------------------------------------------------- -------------- -------------
Total deferred tax assets                                             16,412        15,730
Valuation allowance for deferred tax assets                           (1,695)       (1,731)
---------------------------------------------------------------- -------------- -------------
Total deferred tax assets less allowance                              14,717        13,999
================================================================ ============== =============
Net deferred tax liability                                           $(1,461)     $ (1,280)
================================================================ ============== =============

At April 30, 1999, the Company has foreign net operating loss carryforwards of $960,000 for income tax purposes expiring in 2003. The Company has recorded a valuation allowance related to certain foreign deferred tax assets due to the uncertainty of their realization. The change in the valuation allowance relates principally to the utilization of certain foreign net operating loss carryforwards.

No U.S. income or foreign withholding taxes have been recorded on undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by U.S. tax credits and deductions for foreign taxes already paid.

Income before income taxes and cumulative effect of change in accounting method is as follows:

                                                                                   Year Ended April 30,
------------------------------------------------------------------- ---------------- ----------------- ----------------
(Dollars in thousands)                                                       1999              1998             1997
------------------------------------------------------------------- ---------------- ----------------- ----------------
Domestic                                                                  $57,778           $57,061          $50,540
Foreign                                                                     3,853             3,698            2,626
------------------------------------------------------------------- ---------------- ----------------- ----------------
Income before income taxes and cumulative effect of
  change in accounting method                                             $61,631           $60,759          $53,166
=================================================================== ================ ================= ================

The components of the provision for income taxes are as follows:

                                                                                   Year Ended April 30,
------------------------------------------------------------------- ---------------- ----------------- ----------------
(Dollars in thousands)                                                       1999              1998             1997
------------------------------------------------------------------- ---------------- ----------------- ----------------
Current:
  Federal                                                                 $19,706           $21,684          $14,577
  Foreign                                                                   1,445             1,499              760
  State and local                                                           2,597             3,513            2,868
Deferred                                                                      120            (2,285)           4,026
------------------------------------------------------------------- ---------------- ----------------- ----------------
Total income tax expense                                                  $23,868           $24,411          $22,231
=================================================================== ================ ================= ================

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:


Percent of Pretax Income                                                           Year Ended April 30,
------------------------------------------------------------------- ---------------------------------------------------
(Dollars in thousands)                                                       1999              1998             1997
------------------------------------------------------------------- ---------------- ----------------- ----------------
Statutory federal income tax rate                                            35.0%             35.0%            35.0%
Increase in income taxes resulting from:
  State and local income taxes, net of federal income
    tax benefit                                                               2.7               3.8              3.5
  Other items                                                                 1.0               1.4              3.3
------------------------------------------------------------------- ---------------- ----------------- ----------------
Effective income tax rate                                                    38.7%             40.2%            41.8%
=================================================================== ================ ================= ================

Income taxes paid                                                         $23,542           $20,755          $10,200
=================================================================== ================ ================= ================

Note J:  Common Shares

The Company's Amended Articles of Incorporation provide that but for certain exceptions, those acquiring the Company's Class A Common Shares will be entitled to cast one vote per share on matters requiring shareholder approval until they have held their shares for four years, after which time they will be entitled to cast ten votes per share. The Company's Class B Common Shares are nonvoting, except under certain conditions outlined in the Company's Amended Articles of Incorporation.

Pursuant to a shareholders' rights plan established during fiscal 1999, each outstanding share of the Company's Class A and Class B Common Shares carries a share purchase right issued as a result of a dividend distribution declared by the Company's Board of Directors in April 1999 and distributed to shareholders of record on May 14, 1999.

Under the plan, the rights will initially trade together with the Company's Common Shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's Class A Common Shares or Class B Common Shares at a discounted price if a person or group acquires 10% or more of the outstanding Class A Common Shares or 15% or more of the Company's outstanding Common Shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the thresholds. If exercisable, each right entitles the shareholder to buy one Common Share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights - other than rights that have become void - for Common Shares. Under this option, the Company would issue one Class A Common Share for each Class A right and one Class B Common Share for each Class B right, in each case subject to adjustment in certain circumstances.

The Company's directors may, at their option, redeem all rights for $.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 14, 2009, unless earlier redeemed, exchanged, or amended by the directors.