Form 10-K405, Exhibit 13
period 2000-04-30
SMUCKER J M CO
filed 2000-07-11
CIK 91419

                                                                      Exhibit 13



Five-Year Summary of Selected Financial Data

                                                                                    Year Ended April 30,
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                  2000          1999           1998            1997            1996
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Income:
   Net sales                                                $632,486       $602,457       $565,476        $524,107       $517,832
   Income from continuing operations
     before cumulative effect of change in
     accounting method(1)                                     26,357         37,763         36,348          30,935         29,453
   Loss from discontinued
      operations                                                 ---            ---            ---             ---           (140)
   Cumulative effect of change in
      accounting method(2)                                       ---            ---         (2,958)            ---            ---
   Net income                                                 26,357         37,763         33,390          30,935         29,313
-----------------------------------------------------------------------------------------------------------------------------------
Financial Position:
   Long-term debt                                             75,000            ---            ---             ---         60,800
   Total assets                                              475,384        433,883        407,973         384,773        424,952
-----------------------------------------------------------------------------------------------------------------------------------
Other Data:
Earnings per Common Share:
   Income from continuing operations
     before cumulative effect of change in
     accounting method(1)                                       0.92           1.30           1.25            1.06           1.01
   Cumulative effect of change in
      accounting method(2)                                       ---            ---          (0.10)            ---            ---
   Net income                                                   0.92           1.30           1.15            1.06           1.01

   Income from continuing operations
      before cumulative effect of change in
      accounting method - assuming
      dilution(1)                                               0.92           1.29           1.24            1.06           1.00
   Cumulative effect of change in
      accounting method - assuming
      dilution(2)                                                ---            ---          (0.10)            ---            ---
   Net income - assuming dilution                               0.92           1.29           1.14            1.06           1.00
Dividends declared per Common Share:
   Class A                                                      0.61           0.57           0.53            0.52           0.52
   Class B                                                      0.61           0.57           0.53            0.52           0.52
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes, in 2000, nonrecurring charges of $14,492 ($9,626 after tax) or $0.34 per share relating to the impairment of certain long-lived assets, as discussed in Note C to the consolidated financial statements.
(2) Reflects, in 1998, the cumulative effect of adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board consensus ruling No. 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation (EITF 97-13), as discussed in Note A to the consolidated financial statements.

Summary of Quarterly Results of Operations


The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2000 and 1999.


(Dollars in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------
                                                                                                  Net Income
                                                                                Net Income        per Common
                                                                    Net         per Common     Share-Assuming
            Quarter Ended       Net Sales     Gross Profit       Income              Share          Dilution
-----------------------------------------------------------------------------------------------------------------
 2000             July 31        $161,495          $58,028     $ 11,037             $0.38              $0.38
               October 31         163,965           54,873        9,389              0.33               0.32
               January 31         150,428           54,491        4,963(1)           0.17(1)            0.17(1)
                 April 30         156,598           50,618          968(1)           0.03(1)            0.03(1)
-----------------------------------------------------------------------------------------------------------------

 1999             July 31        $150,500          $53,862     $ 10,416             $0.36              $0.36
               October 31         154,894           51,690        9,063              0.31               0.31
               January 31         140,772           49,055        8,245              0.28               0.28
                 April 30         156,291           51,906       10,039              0.35               0.34
-----------------------------------------------------------------------------------------------------------------

(1) Includes nonrecurring charges during fiscal 2000 third and fourth quarters of $3,192 ($0.11 per share) and $6,434 ($0.23 per share), respectively, relating to the impairment of certain long-lived assets as discussed in Note C of the consolidated financial statements.

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.



Stock Price Data

The Company's Class A and Class B Common Shares are listed on the New York Stock Exchange - ticker symbols SJM.A and SJM.B, respectively. The table below presents the high and low market prices for the shares and the quarterly dividends declared. The number of Class A and Class B shareholders of record as of June 26, 2000, was 5,403 and 3,457, respectively.


                        Class A Common Shares                               Class B Common Shares
-----------------------------------------------------------------------------------------------------------------
             Quarter Ended      High       Low    Dividends      Quarter Ended      High       Low     Dividends
-----------------------------------------------------------------------------------------------------------------
    2000           July 31    $25.75    $20.06        $0.15            July 31    $22.50    $17.13         $0.15
                October 31     24.19     19.50         0.15         October 31     21.31     16.25          0.15
                January 31     21.38     17.00         0.15         January 31     17.88     15.13          0.15
                  April 30     18.50     15.00         0.16           April 30     16.00     12.50          0.16
-----------------------------------------------------------------------------------------------------------------

    1999           July 31    $25.56    $22.75        $0.14            July 31    $25.50    $22.63         $0.14
                October 31     24.69     20.63         0.14         October 31     24.19     20.06          0.14
                January 31     25.69     21.88         0.14         January 31     24.00     20.38          0.14
                  April 30     24.75     20.50         0.15           April 30     22.63     17.50          0.15
-----------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Comparison of 2000 with 1999

Consolidated sales in fiscal 2000 were $632,486,000, up 5% from $602,457,000 in the prior year. Domestic segment sales increased $15,333,000 or 3%, while the international segment was up $14,696,000 or 20%. Excluding the impact of nonrecurring charges, earnings for the year decreased from $37,763,000, or $1.30 per share in fiscal 1999 to $35,983,000, or $1.26 per share. Including the impact of the nonrecurring charges, which is explained below, fiscal 2000 earnings were $26,357,000 or $0.92 per share.

In the domestic segment, the majority of the sales increase came from the foodservice market, primarily as a result of three factors: (i) volume growth in the portion control category; (ii) the addition of "Lea & Perrins" products to the foodservice product line, as a result of a distribution agreement with Lea & Perrins, Inc.; and (iii) sales of the new "Smucker's Uncrustables" peanut butter and jelly sandwich. In the consumer market, overall sales were up approximately 1%, as stronger sales in the warehouse club channel offset a slight decrease in the grocery channel. Despite the slight decline in grocery channel sales, the Company's share of the domestic fruit spreads market hit record levels, passing the 40% share level. The specialty foods business also contributed to overall sales growth, as sales increased 9% over last year. Finally, the inclusion of sales from the Company's new retail store along with an increase in catalog and on-line sales resulted in an overall increase in the consumer direct market. While sales in the industrial market increased modestly overall, industrial sales in the domestic segment declined approximately 3% from last year due to softness in sales with two large customers.

In the international segment, the increase in sales came from a combination of growth in existing businesses and the addition of production facilities in new geographical regions. The Canadian business contributed significantly to both international sales and profits as sales increased approximately 10% over the prior year. Sales also increased in the Australian market and the export business in Europe. The Company's acquisition in December 1999 of a fruit ingredient business in Brazil and sales from the new production facility in Scotland contributed approximately $6,300,000 in sales. For the second consecutive year, sales in Mexico increased in excess of 40%. The Mexican business also earned a profit for the first time. In addition, the impact of favorable exchange rates contributed $1,927,000 to the increase in international sales.

Gross margin was consistent with the prior year at 34.5% vs. 34.3%, as increases in certain fruit costs and manufacturing overhead were offset by improved manufacturing efficiencies and lower costs on certain raw materials. Selling, distribution, and administrative (SD&A) costs increased at a greater rate than sales due to increased selling expenses in the grocery channel and selling costs associated with expanded distribution of "Uncrustables" into school lunch programs. Distribution costs also were up due to higher operating costs at certain distribution centers and higher fuel costs in the latter part of the year. Marketing expenditures were up approximately 8% due to investments in support of new products and businesses, primarily in the consumer, consumer direct, and international markets. Corporate administrative overhead also contributed to the increase in SD&A, as these expenses increased 11%, primarily due to planned costs associated with the Company's information technology reengineering (ITR) project.

Interest expense increased significantly over the prior year due to the long-term debt placement completed during the first quarter of the fiscal year (see Capital Resources and Liquidity). During the fiscal year, the Company capitalized approximately $1,069,000 in interest associated with the ITR project.

The Company's effective income tax rate for the year was 36.5%, down from 38.7% in the prior year, reflecting increased benefits from tax credits on a lower base of taxable income.

During fiscal 2000, the Company initiated a financial review of its businesses and assets, with a focus on those assets considered nonstrategic or underperforming. This review resulted in a nonrecurring, noncash charge of $14,492,000 ($9,626,000 net of tax) or $0.34 per share. Approximately $10,700,000 of the charge resulted from the write-down of the carrying value of certain intangible assets, primarily goodwill relating to previous acquisitions. In addition, certain capitalized costs associated with unused or abandoned software acquired as part of the Company's ITR project and other abandoned fixed assets were written off.

The write-down of the intangible assets was based on the Company's estimate of fair market value using future discounted cash flows projected to be generated by the respective assets under review, over their estimated useful lives. Based upon the results of this analysis, the expected useful lives of the assets were reduced from periods ranging from five to forty years, to a range of two to ten years.

In addition, the Company is pursuing the potential sale of real estate in Pottstown, Pennsylvania, currently being leased to a third party, and it is anticipated a loss may be incurred on that disposal. The effect of all nonrecurring items on future earnings is not expected to be significant.

Comparison of 1999 with 1998

Sales in fiscal 1999 were $602,457,000, an increase of $36,981,000 or 6.5% over those of fiscal 1998. All of the Company's domestic segment businesses realized an increase over fiscal 1998 with the largest dollar growth occurring in the consumer and industrial markets. The combined dollar growth of these two markets accounted for approximately 60% of the Company's total increase in sales. Domestic segment sales increased $30,524,000 or 6%, while the international segment was up $6,457,000 or nearly 10%.

The growth in the consumer market was primarily in sales to the grocery channel with the majority of the increase the result of: (i) a favorable mix of products sold within the fruit spreads category; (ii) the introduction during fiscal 1999 of "Smucker's Snackers", the Company's new shelf-stable peanut butter and jelly offering for lunches and snacks; and (iii) the acquisition of the "Adams" natural peanut butter brand in December 1998. In addition, sales to warehouse club stores were also up over fiscal 1998. The Company's market position in the core fruit spreads, toppings, and natural peanut butter categories remained strong with share of market growing in each area.

In the international segment, the majority of the growth occurred in the Australian market and was primarily due to the impact of the acquisition of the "Allowrie" brand of fruit spreads, which was purchased in May 1998. Gains were also realized in Mexico where sales increased nearly 50% over fiscal 1998. Overall, acquisitions contributed approximately 10% to international sales for fiscal 1999. The growth in international occurred despite the continued adverse effect of exchange rates on the results in Australia and Canada. Had the exchange rates held constant with fiscal 1998, international sales would have been up approximately $6,740,000 or an additional 10%.

Income for fiscal 1999 increased approximately 4% as earnings per share rose to $1.30 from $1.25, before the cumulative-effect adjustment in fiscal 1998. Investment spending in several areas caused the increase in earnings to lag behind the percentage increase in sales. Cost of products sold increased as a percentage of sales from 64.7% to 65.7% due to the impact of an increase in the cost of certain fruits, and costs associated with implementing production improvements. SD&A, although up from the same period in fiscal 1998, increased at a slower rate than sales. The increase in SD&A was due to higher marketing costs, primarily to support the introduction of "Smucker's Snackers", the Company's consumer direct initiative, and sales of current products. Distribution expenses were also up.

Income tax expense decreased from fiscal 1998 as the Company lowered its effective income tax rate from 40.2% to 38.7%. The decrease in the tax rate was primarily due to a reduction in state and local taxes.

CAPITAL RESOURCES AND LIQUIDITY

The financial position of the Company remains strong with an increase in cash and cash equivalents of $24,420,000 during the year. The increase in cash and cash equivalents reflects cash generated by operations of $33,599,000 together with proceeds from the Company's $75,000,000, ten-year, senior, unsecured 6.77% fixed-rate notes, issued in June 1999.

Fiscal 2000 capital expenditures totaled $32,240,000, including capitalized software and consulting costs in connection with the Company's ongoing ITR project. The Company also completed two acquisitions utilizing cash of $9,056,000. In addition to capital expenditures and acquisitions, other significant uses of cash during the year included the repayment of short-term borrowings existing at April 30, 1999, of $8,966,000, the payment of dividends, and the repurchase of common stock. Dividends paid on all Common Shares increased to $0.60 per share or $17,212,000, while 332,600 Class A and 615,900 Class B Common Shares were repurchased during the year as part of a previously announced stock repurchase program. Total stock repurchases during the year amounted to $17,654,000.

In May 2000, the Company announced plans for a shareholder value enhancement plan. In connection with this plan, the Company is seeking shareholder approval to combine the current Class A and Class B Common Shares into a single class of common shares similar to the current Class A Common Shares. Simultaneous with this combination, the Company is seeking to repurchase up to $100,000,000 of Class A and Class B Common Shares at $18.50 per share. The Company will fund these repurchases with a combination of cash on hand and proceeds from a long-term debt placement.

Capital expenditures for fiscal 2001 are budgeted at $25,000,000. The Company believes that cash on hand together with cash generated by operations, proceeds from future long-term debt placements, and lines of credit will be sufficient to meet its fiscal 2001 requirements, including the payment of dividends.

Recently Issued Accounting Standards

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

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133, which defers the effective date of SFAS 133 for the Company until fiscal 2002. The Company currently plans to adopt SFAS 133 as required in fiscal 2002.

Year 2000

The portion of the ITR project that resolved the Year 2000 issue as it related to the Company's information technology (IT) systems was successfully implemented in all domestic and international locations. As a result, the Company experienced no material business disruptions at January 1, 2000, or at February 29, 2000. With regard to the IT systems that were not replaced in time to meet the change in millennium, the Company utilized outside consultants to assist with renovation to the code at a cost of approximately $2,000,000, which was equal to the original cost expectations. The total ITR project cost, which includes an enterprise-wide information system and business process reengineering, is estimated at approximately $34,000,000, excluding internal staff costs. The Company will continue to monitor its IT systems and those of its vendors and customers throughout the year.

MARKET RISK DISCLOSURES

The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio and the fair value of notes receivable and payable at April 30, 2000, approximated carrying value. Exposure to interest rate risk on the Company's long-term debt is mitigated since it is at a fixed 6.77% rate until maturity in June 2009. Market risk, as measured by the change in fair value resulting from a hypothetical 10% change in interest rates, is not material. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2000, a hypothetical 10% movement in interest rates relating to the Company's variable rate borrowings would not materially affect the Company's results of operations.

Foreign Currency Exchange Risk. After analyzing the risk, the Company has chosen at this time not to hedge its foreign currency exposure. Therefore, it has not entered into any forward foreign exchange contracts to hedge foreign currency transactions.

The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Australian and Canadian dollars. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The unhedged foreign currency balance sheet exposures as of April 30, 2000, are not expected to result in a significant impact on future earnings or cash flows.

Revenues from customers outside the United States represented approximately 14% of net sales during fiscal 2000. As the Company has expanded its international operations, its sales and expenses denominated in foreign currencies have increased and that trend is expected to continue. Thus, certain sales and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.

Certain Forward-Looking Statements

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results may differ, depending on a number of factors, including: the success of the Company's marketing programs during the coming year; competitive activity; the mix of products sold and level of marketing expenditures needed to generate sales; an increase in fruit costs or costs of other significant ingredients, including sweeteners; the ability of the Company to maintain and/or improve sales and earnings performance of its nonretail business areas; foreign currency exchange and interest rate fluctuations; level of capital resources required for and success of future acquisitions; the approval of the shareholder value enhancement plan; and the successful implementation of the Company's ITR project.

Statements of Consolidated Income
The J. M. Smucker Company


                                                                                Year Ended April 30,
--------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                             2000           1999          1998
--------------------------------------------------------------------------------------------------------------

Net sales                                                              $ 632,486      $ 602,457      $ 565,476
Cost of products sold                                                    414,476        395,944        365,613
--------------------------------------------------------------------------------------------------------------
Gross Profit                                                             218,010        206,513        199,863

Selling, distribution, and administrative expenses                       162,283        147,538        142,799
Nonrecurring charge                                                       14,492            ---            ---
--------------------------------------------------------------------------------------------------------------
Operating Income                                                          41,235         58,975         57,064

Interest income                                                            2,706          1,948          2,525
Interest expense                                                          (3,111)          (179)          (145)
Other income - net                                                           701            887          1,315
--------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Cumulative Effect
   of Change in Accounting Method                                         41,531         61,631         60,759

Income taxes                                                              15,174         23,868         24,411
--------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Change in
   Accounting Method                                                      26,357         37,763         36,348

Cumulative effect of change in accounting method,
   net of tax benefit of $1,980                                              ---            ---         (2,958)
--------------------------------------------------------------------------------------------------------------

Net Income                                                             $  26,357      $  37,763      $  33,390
--------------------------------------------------------------------------------------------------------------

Earnings per Common Share:
Income Before Cumulative Effect of Change in
   Accounting Method                                                   $    0.92      $    1.30      $    1.25

Cumulative effect of change in accounting method                             ---            ---          (0.10)
--------------------------------------------------------------------------------------------------------------
Net Income per Common Share                                            $    0.92      $    1.30      $    1.15
--------------------------------------------------------------------------------------------------------------

Earnings per Common Share - Assuming Dilution:
Income Before Cumulative Effect of Change in
   Accounting Method                                                   $    0.92      $    1.29      $    1.24

Cumulative effect of change in accounting method                             ---            ---          (0.10)
--------------------------------------------------------------------------------------------------------------
Net Income per Common Share - Assuming Dilution                        $    0.92      $    1.29      $    1.14
--------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements

Consolidated Balance Sheets
The J. M. Smucker Company


               Assets                                                                 April 30,
------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                           2000          1999
------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                     $  33,103      $   8,683
Trade receivables, less allowance for doubtful accounts                          62,518         51,858
Inventories:
   Finished products                                                             52,653         51,983
   Raw materials, containers, and supplies                                       68,862         62,217
------------------------------------------------------------------------------------------------------
                                                                                121,515        114,200
Other current assets                                                             11,996         11,401
------------------------------------------------------------------------------------------------------
Total Current Assets                                                            229,132        186,142
------------------------------------------------------------------------------------------------------

Property, Plant, and Equipment
Land and land improvements                                                       18,479         15,729
Buildings and fixtures                                                           87,803         83,290
Machinery and equipment                                                         214,012        201,913
Construction in progress                                                         29,507         23,296
------------------------------------------------------------------------------------------------------
                                                                                349,801        324,228
Accumulated depreciation                                                       (175,153)      (157,685)
------------------------------------------------------------------------------------------------------

Total Property, Plant, and Equipment                                            174,648        166,543
------------------------------------------------------------------------------------------------------

Other Noncurrent Assets
Goodwill                                                                         36,795         45,371
Trademarks and patents                                                           13,490         15,256
Other assets                                                                     21,319         20,571
------------------------------------------------------------------------------------------------------

Total Other Noncurrent Assets                                                    71,604         81,198
------------------------------------------------------------------------------------------------------

                                                                              $ 475,384      $ 433,883
------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity                                                      April 30,
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                2000           1999
-----------------------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable                                                                   $  32,520      $  40,262
Notes payable                                                                            ---          8,966
Salaries, wages, and additional compensation                                          13,772         13,957
Accrued marketing and merchandising                                                    8,718          8,588
Income taxes                                                                           1,687          4,700
Dividends payable                                                                      4,488          4,377
Other current liabilities                                                              7,004          6,781
-----------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                             68,189         87,631
-----------------------------------------------------------------------------------------------------------

Noncurrent Liabilities
Long-term debt                                                                        75,000            ---
Postretirement benefits other than pensions                                           13,593         12,775
Deferred income taxes                                                                  3,221          7,007
Other noncurrent liabilities                                                           1,908          2,141
-----------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                                          93,722         21,923
-----------------------------------------------------------------------------------------------------------


Shareholders' Equity
Serial Preferred Shares - no par value:
   Authorized - 3,000,000 shares; outstanding - none                                     ---            ---
Common Shares - no par value:
   Class A - Authorized - 35,000,000 shares; outstanding -
       14,259,429 in 2000 and 14,432,619 in 1999 (net of
       1,952,859 and 1,779,669 treasury shares, respectively),
       at stated value                                                                 3,565          3,608
   Class B - (Nonvoting) Authorized - 35,000,000 shares;
       outstanding - 14,065,851 in 2000 and 14,726,576 in
       1999 (net of 2,146,437 and 1,485,712 treasury
       shares, respectively), at stated value                                          3,516          3,682
Additional capital                                                                    17,190         15,604
Retained income                                                                      310,843        318,660
Less:
   Deferred compensation                                                              (3,091)        (2,001)
   Amount due from ESOP Trust                                                         (9,223)        (9,526)
   Accumulated other comprehensive loss                                               (9,327)        (5,698)
-----------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                           313,473        324,329
-----------------------------------------------------------------------------------------------------------
                                                                                   $ 475,384      $ 433,883
-----------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements

Statements of Consolidated Cash Flows
The J. M. Smucker Company


                                                                                          Year Ended April 30,
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                              2000           1999           1998
--------------------------------------------------------------------------------------------------------------------------
Operating Activities
  Net income                                                                      $ 26,357      $ 37,763      $ 33,390
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                                                    21,674        19,660        18,780
    Amortization                                                                     4,524         3,734         3,759
    Nonrecurring charge, net of tax benefit                                          9,626           ---           ---
    Cumulative effect of change in accounting method, net of
       tax benefit                                                                     ---           ---         2,958
    Deferred income tax (benefit) expense                                           (3,872)          120        (2,285)
    Changes in assets and liabilities, net of effect from
      business acquisitions:
      Trade receivables                                                            (11,678)       (2,627)       (1,697)
      Inventories                                                                   (6,924)       (9,332)      (10,522)
      Other current assets                                                            (733)        1,587           653
      Accounts payable and accrued items                                            (7,272)       (5,123)       10,855
      Income taxes                                                                   2,628        (1,292)        5,683
      Other - net                                                                     (731)         (965)         (533)
--------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                           33,599        43,525        61,041
--------------------------------------------------------------------------------------------------------------------------
Investing Activities
  Additions to property, plant, and equipment                                      (32,240)      (38,693)      (29,058)
  Businesses acquired - net of cash                                                 (9,056)      (26,590)       (1,406)
  Disposal of property, plant, and equipment                                            91           747           682
  Other - net                                                                        1,387         1,288         1,196
--------------------------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                             (39,818)      (63,248)      (28,586)
--------------------------------------------------------------------------------------------------------------------------
Financing Activities
  Proceeds from long-term debt                                                      75,000           ---           ---
  Proceeds from (repayment of) short-term debt - net                                (8,966)        8,966           ---
  Purchase of Common Shares - net                                                  (17,654)         (811)       (4,465)
  Dividends paid                                                                   (17,212)      (16,246)      (15,100)
  Net amount received from ESOP Trust                                                  303           261           240
  Other - net                                                                         (217)          101           160
--------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used for) Financing Activities                                31,254        (7,729)      (19,165)
Effect of exchange rate changes on cash                                               (615)         (349)         (897)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                24,420       (27,801)       12,393
Cash and cash equivalents at beginning of year                                       8,683        36,484        24,091
--------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                          $ 33,103      $  8,683      $ 36,484
--------------------------------------------------------------------------------------------------------------------------

(  )  Denotes use of cash

See notes to consolidated financial statements

Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company

                                                                                                          Accumulated       Total
                                                                                                Amount           Other      Share-
                                   Common Shares    Additional     Retained     Deferred      Due From   Comprehensive     holders'
(Dollars in thousands)        Class A   Class B        Capital       Income  Compensation   ESOP Trust            Loss     Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at May 1, 1997          $3,606    $3,696       $12,439     $284,605       $(1,396)   $(10,027)        $(1,032)   $291,891

Net income                                                           33,390                                                33,390
Foreign currency
  translation adjustment                                                                                       (4,959)     (4,959)
                                                                                                                      -----------
Comprehensive Income                                                                                                       28,431
Purchase of treasury shares        (33)      (18)          (94)      (4,320)                                               (4,465)
Stock plans                         24        11         1,629                       (859)                                    805
Cash dividends declared -
  $0.53 a share                                                     (15,359)                                              (15,359)
Other                                                      634                                    240                         874
---------------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 1998        3,597     3,689        14,608      298,316        (2,255)     (9,787)         (5,991)    302,177

Net income                                                           37,763                                                37,763
Foreign currency
  translation adjustment                                                                                          293         293
                                                                                                                      -----------
Comprehensive Income                                                                                                       38,056

Purchase of treasury shares         (5)       (3)          (17)        (786)                                                 (811)
Stock plans                         16        (4)          360          (92)          254                                     534
Cash dividends declared -
  $0.57 a share                                                     (16,541)                                              (16,541)
Other                                                      653                                    261                         914
---------------------------------------------------------------------------------------------------------------------------------

Balance at April 30, 1999        3,608     3,682        15,604      318,660        (2,001)     (9,526)         (5,698)    324,329

Net income                                                           26,357                                                26,357
Foreign currency
  translation adjustment                                                                                       (3,629)     (3,629)
                                                                                                                      -----------
Comprehensive Income                                                                                                       22,728

Purchase of treasury shares        (83)     (154)         (566)     (16,851)                                              (17,654)

Stock plans                         40       (12)        1,570                     (1,090)                                    508
Cash dividends declared -
  $0.61 a share                                                     (17,323)                                              (17,323)

Other                                                      582                                    303                         885
---------------------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2000       $3,565    $3,516       $17,190     $310,843       $(3,091)    $(9,223)        $(9,327)   $313,473
---------------------------------------------------------------------------------------------------------------------------------


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

         Financial Instruments: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

With respect to accounts receivable, concentration of credit risk is limited due to the large number of customers. Although the Company does not require collateral from its customers, the Company has historically incurred minimal credit losses.

The fair value of the Company's financial instruments, other than its fixed-rate, long-term debt, approximates their carrying amounts. The fair value of the Company's 6.77% senior, unsecured notes, due June 1, 2009, estimated using current market rates and a discounted cash flow analysis, was approximately $65,000,000 at April 30, 2000.

         Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Revenue Recognition: The Company recognizes revenue when products are shipped to customers.

         Stock Compensation: The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized (see Note H).

         Inventories: The Company values its inventories at the lower of cost or market, with market considered as replacement value. Cost is determined on the last-in, first-out (LIFO) method for the majority of domestic inventories. Inventories not on the LIFO method are valued principally by the first-in, first-out (FIFO) method. If the FIFO method (which approximates current cost) had been used for all inventories, the balances would have been $11,644,000 and $11,776,000 higher than reported at April 30, 2000 and 1999, respectively.

         Goodwill and Intangible Assets: The excess cost over net assets of businesses acquired and other intangibles, principally trademarks and patents, are being amortized using the straight-line method over periods ranging from 5 to 40 years. The Company continually evaluates whether events or circumstances have occurred which would indicate that the carrying value may not be recoverable or that the useful life warrants revision. When trended downturns in business indicate that goodwill and other intangible assets should be evaluated for possible impairment, the Company analyzes the future recoverability of the asset using an estimate of the related undiscounted future cash flows of the business, and recognizes any adjustment to the asset's carrying value on a current basis (see Note C). Accumulated amortization of goodwill and intangible assets at April 30, 2000 and 1999, was $26,879,000 and $23,601,000,
respectively.

         Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 10 to 40 years for buildings, fixtures, and improvements. Property sold or retired is eliminated from the accounts in the year of disposition.

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed for short periods. Rental expense in 2000, 1999, and 1998 totaled $14,042,000, $12,762,000, and $10,950,000, respectively; included therein were cold storage facility rentals, based on quantities stored, amounting to $5,283,000, $4,999,000, and $4,956,000, respectively.

         Software Costs: The Company capitalizes significant costs associated with the development and installation of internal use software. Amounts deferred are amortized over the estimated useful lives of the software, ranging from 3 to 7 years, beginning with the project's completion. Net deferred internal use software costs as of April 30, 2000 and 1999, were $24,321,000 and $20,296,000, respectively, of which $17,468,000 and $13,843,000 were included in construction in progress. Interest costs of $1,069,000 and $528,000 were capitalized during fiscal 2000 and 1999, respectively.

In November 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board issued a consensus ruling on accounting for business process reengineering costs. EITF 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation, requires that the cost of business process reengineering activities that are part of a project to acquire, develop, or implement internal use software, whether done internally or by third parties, be expensed as incurred. Previously, the Company capitalized certain of these costs as systems development costs.


In accordance with EITF 97-13, the Company incurred a one-time, net of tax charge of $2,958,000, or $0.10 per share, in the third quarter of fiscal 1998 for the cumulative effect of expensing these previously capitalized costs. Consistent with the requirements of EITF 97-13, no restatement of prior year financial statements has been made.

         Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

         Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $14,764,000, $12,685,000, and $10,809,000 in fiscal
2000, 1999, and 1998, respectively.

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

In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133, which defers the effective date of SFAS 133 for the Company until fiscal 2002. The Company currently plans to adopt SFAS 133 as required in fiscal 2002.

         Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

         Risks and Uncertainties: The principal products of the Company are fruit spreads, dessert toppings, peanut butter, industrial fruit products, fruit and vegetable juices, juice beverages, syrups, condiments, and gift packages. In the domestic markets, the Company's products are primarily sold through brokers to chain, wholesale, cooperative, independent grocery accounts and other consumer markets, to foodservice distributors and chains including hotels, restaurants, and institutions, and to other food manufacturers. The Company's distribution outside the United States is principally in Canada, Australia, Mexico, Latin America, the Pacific Rim, and Greater Europe. The fruit raw materials used by the Company are generally purchased from independent growers and suppliers, although the Company grows some strawberries for its own use. Because of the seasonal nature and volatility of quantities of most of the crops on which the Company depends, it is necessary to prepare and freeze stocks of fruit and fruit juices and to maintain them in cold storage warehouses. The Company believes there is no concentration of risk with any single customer or supplier whose failure or nonperformance would materially affect the Company's results. In addition, the Company insures its business and assets in each country against insurable risks, as and to the extent that it deems appropriate, based upon an analysis of the relative risks and costs. It believes that the risk of loss from noninsurable events would not have a material adverse effect on the Company's operations as a whole.

Note B:  Operating Segments

The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments, domestic and international. The domestic segment represents the aggregation of the consumer, foodservice, beverage, specialty foods, consumer direct, and industrial business areas. Food products are distributed through various retail channels including grocery, mass retail, military, warehouse club, health food, and specialty food markets along with restaurants, health care facilities, schools, and other institutions throughout the United States. These products include a variety of fruit spreads, dessert toppings, natural peanut butters, fruit and vegetable-based beverages, formulated fruit-based fillings, and gift boxes. The international segment consists of products that are similar in nature to those in the domestic segment but are distributed to geographical markets outside of the United States.

The following table sets forth operating segments information:

                                                                               Year Ended April 30,
--------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                            2000            1999           1998
--------------------------------------------------------------------------------------------------------
Net sales:
  Domestic                                                      $ 543,929      $ 528,596      $ 498,072
  International                                                    88,557         73,861         67,404
--------------------------------------------------------------------------------------------------------
Total net sales                                                 $ 632,486      $ 602,457      $ 565,476
--------------------------------------------------------------------------------------------------------

Depreciation:
  Domestic                                                      $  19,789      $  18,296      $  17,442
  International                                                     1,885          1,364          1,338
--------------------------------------------------------------------------------------------------------
Total depreciation                                              $  21,674      $  19,660      $  18,780
--------------------------------------------------------------------------------------------------------

Segment profit:
  Domestic                                                      $  89,570      $  94,489      $  92,511
  International                                                    10,387          7,134          6,559
--------------------------------------------------------------------------------------------------------
Total segment profit                                               99,957        101,623         99,070
--------------------------------------------------------------------------------------------------------
  Interest income                                                   2,706          1,948          2,525
  Interest expense                                                 (3,111)          (179)          (145)
  Amortization expense                                             (4,524)        (3,734)        (3,759)
  Nonrecurring charge                                             (14,492)           ---            ---
  Corporate administrative expenses                               (39,371)       (37,912)       (42,013)
  Other unallocated income (expenses)                                 366           (115)         5,081
--------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative
   effect of change in accounting method                        $  41,531      $  61,631      $  60,759
--------------------------------------------------------------------------------------------------------

Total assets:
  Domestic                                                      $ 396,923      $ 371,403      $ 351,943
  International                                                    78,461         62,480         56,030
--------------------------------------------------------------------------------------------------------
Total assets                                                    $ 475,384      $ 433,883      $ 407,973
--------------------------------------------------------------------------------------------------------

Expenditures for additions to long-lived assets:
--------------------------------------------------------------------------------------------------------
  Domestic                                                      $  26,012      $  53,737      $  27,829
  International                                                    13,824         10,538          2,635
--------------------------------------------------------------------------------------------------------
Total expenditures for additions to long-lived
  assets, including acquisitions                                $  39,836      $  64,275      $  30,464
--------------------------------------------------------------------------------------------------------

Segment profit represents revenue less direct and allocable operating expenses and excludes nonrecurring charges in fiscal 2000 of $13,536,000 and $956,000, relating to the domestic and international segments, respectively (see Note C).

The following table presents product sales information:

                                                                    Year Ended April 30,
--------------------------------------------------------------------------------------------------
                                                                2000          1999          1998
--------------------------------------------------------------------------------------------------
Fruit spreads                                                     39%           41%           43%
Industrial ingredients                                            15            17            17
Portion control                                                   12            12            12
Juices and beverages                                              10            10            11
Toppings and syrups                                                9             9             9
Peanut butter                                                      7             6             5
Other                                                              8             5             3
--------------------------------------------------------------------------------------------------
Total                                                            100%          100%          100%
--------------------------------------------------------------------------------------------------

Note C:  Nonrecurring Charge

During fiscal 2000, the Company recorded a nonrecurring, noncash charge of $14,492,000 ($9,626,000 net of tax) or $0.34 per share. This charge was the result of a financial review by the Company, of its businesses and assets, with a focus on those assets considered nonstrategic or underperforming. Approximately $10,700,000 of the charge resulted from the write-down of the carrying value of certain intangible assets, primarily goodwill, resulting from previous acquisitions primarily in the domestic segment. In addition, certain capitalized costs associated with unused or abandoned software acquired as part of the Company's information technology reengineering project and other abandoned fixed assets were written off.

The write-down of the intangible assets was based on the Company's estimate of fair market value using future discounted cash flows projected to be generated by the respective assets under review, over their estimated useful lives. Based upon the results of this analysis, the expected useful lives of the assets were reduced from periods ranging from five to forty years, to a range of two to ten years.

Note D:  Earnings per Share

The following table sets forth the computation of earnings per Common Share and earnings per Common Share - assuming dilution:

                                                                  Year Ended April 30,
---------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)              2000           1999        1998
---------------------------------------------------------------------------------------------

Numerator:
    Net income for earnings per Common Share
      and earnings per Common Share -
      assuming dilution                                   $26,357        $37,763     $33,390
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Denominator:
    Denominator for earnings per
        Common Share -  weighted-average
        shares                                         28,670,770     29,057,593  29,038,723

     Effect of dilutive securities:
        Stock options                                      56,380        179,679     247,155
        Restricted stock                                   23,205         37,447      59,400
---------------------------------------------------------------------------------------------
     Denominator for earnings per Common
       Share - assuming dilution                       28,750,355     29,274,719  29,345,278
---------------------------------------------------------------------------------------------


Earnings per Common Share                                   $0.92          $1.30      $ 1.15
---------------------------------------------------------------------------------------------

Earnings per Common Share - assuming
    Dilution                                                $0.92          $1.29      $ 1.14
---------------------------------------------------------------------------------------------


Options to purchase 689,800 Class A and 475,000 Class B Common Shares at $20.88 to $31.50 per share were outstanding during fiscal 2000 but were not included in the computation of earnings per Common Share - assuming dilution, as the options' exercise prices were greater than the average market price of the Common Shares and, therefore, the effect would be antidilutive.

Note E:  Acquisitions

During fiscal 2000, the Company utilized cash on hand to complete two acquisitions for a total of $9,056,000. During fiscal 1999, the Company completed five acquisitions for an aggregate of $26,590,000, utilizing cash on hand as well as borrowings under the Company's uncommitted lines of credit.

Each of the acquisitions was accounted for as a purchase and the results of operations of the acquired companies were included in the consolidated results of the Company from their respective acquisition dates. As a result of the acquisitions, approximately $2,869,000 and $15,054,000 in goodwill and

$2,213,000 and $6,393,000 in trademarks were recorded in 2000 and 1999, respectively, and are being amortized using the straight-line method over periods of 10 to 20 years.

Note F:  Pensions and Other Postretirement Benefits

The Company has pension plans covering substantially all of its employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded defined postretirement plans that provide health care and life insurance benefits to substantially all active and retired domestic employees not covered by certain collective bargaining agreements, and their covered dependents and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they have reached age 55 and attained 10 years of service.

Net periodic benefit cost included the following components:

                                                            Defined Benefit Pension                 Other Postretirement
(Dollars in thousands)                                             Plans                                   Benefits
-------------------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                   2000         1999         1998         2000         1999          1998
-------------------------------------------------------------------------------------------------------------------------------

Service cost                                         $ 2,216      $ 1,841      $ 1,500      $   513      $   490      $   393
Interest cost                                          4,668        4,043        3,822          717          662          732
Expected return on plan assets                        (6,053)      (5,703)      (4,398)         ---          ---          ---
Amortization of prior service
   costs/(credit)                                        927          489          489          (61)         (61)         (20)
Amortization of initial net asset                        (91)         (91)         (91)         ---          ---          ---
Recognized net actuarial gain                           (272)        (322)         (19)         (28)         (27)         (43)
-------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                            $ 1,395      $   257      $ 1,303      $ 1,141      $ 1,064      $ 1,062
-------------------------------------------------------------------------------------------------------------------------------

The following table sets forth the combined status of the plans as recognized in the consolidated balance sheets at April 30, 2000 and 1999:

                                                                    Defined Benefit Pension Plans   Other Postretirement Benefits
-------------------------------------------------------------------------------------------------------------------------------
                                                                             April 30,                       April 30,
-------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                  2000           1999            2000            1999
-------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of the year                          $ 67,887       $ 59,156       $ 10,442       $ 10,397
    Service cost                                                          2,216          1,841            513            490
    Interest cost                                                         4,668          4,043            717            662
    Amendments                                                            2,358          5,565            ---            ---
    Actuarial gain                                                       (6,947)          (598)        (2,789)          (960)
    Benefits paid                                                        (2,512)        (2,120)          (323)          (147)
-------------------------------------------------------------------------------------------------------------------------------
 Benefit obligation at end of the year                                 $ 67,670       $ 67,887       $  8,560       $ 10,442
-------------------------------------------------------------------------------------------------------------------------------

Change in plan assets:
  Fair value of plan assets at beginning of the year                   $ 65,254       $ 63,313          $ ---          $ ---

    Actual return on plan assets                                          7,513          2,493            ---            ---
    Asset gain                                                            3,061            795            ---            ---
    Company contributions                                                   910            773            323            147
    Benefits paid                                                        (2,512)        (2,120)          (323)          (147)
-------------------------------------------------------------------------------------------------------------------------------
 Fair value of plan assets at end of the year                          $ 74,226       $ 65,254          $ ---          $ ---
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Funded status of the plan                                              $  6,556       $ (2,633)      $ (8,560)      $(10,442)
-------------------------------------------------------------------------------------------------------------------------------
Unrecognized net actuarial gain                                         (18,622)        (7,426)        (4,219)        (1,458)
Unrecognized prior service cost/(credit)                                 11,278          9,847           (814)          (875)
Unrecognized initial asset                                               (1,141)        (1,232)           ---            ---
-------------------------------------------------------------------------------------------------------------------------------
Accrued benefit cost                                                   $ (1,929)      $ (1,444)      $(13,593)      $(12,775)
-------------------------------------------------------------------------------------------------------------------------------

Weighted average assumptions:
  Discount rate                                                               8%             7%             8%             7%
  Expected return on plan assets                                              9%             9%           ---            ---
  Rate of compensation increase                                               5%             5%           ---            ---
-------------------------------------------------------------------------------------------------------------------------------

For fiscal 2001, the assumed health care cost trend rates are 6.25% for participants under age 65 and 5% for participants age 65 or older. The rate for participants under age 65 is assumed to decrease gradually to 5% in the year 2003. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percent annual change in the assumed cost trend rate would have the following effect:

                                                                              One - Percentage Point
--------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                  Increase                  Decrease
--------------------------------------------------------------------------------------------------------------
Effect on total service and interest cost components                    $   277                   $    (212)
Effect on postretirement benefit obligation                             $ 1,474                   $  (1,172)
--------------------------------------------------------------------------------------------------------------

The projected benefit obligation applicable to pension plans with accumulated benefit obligations in excess of plan assets was $9,896,000 and $12,252,000 at April 30, 2000 and 1999, respectively, primarily due to a supplemental retirement benefit plan. The accumulated benefit obligation related to the supplemental retirement benefit plan was $7,795,000 and $6,277,000 at April 30, 2000 and 1999, respectively.

Pension plan assets consist of listed stocks and government obligations, including 168,000 of both the Company's Class A and Class B Common Shares at April 30, 2000 and 1999. The market value of these shares is $4,935,000 at April 30, 2000. The Company paid dividends of $202,000 on these shares during the year. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits.

The Company also charged to operations approximately $854,000, $808,000, and $716,000 in 2000, 1999, and 1998, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of those labor contracts. For those plans not self-administered, the Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under those plans.

In addition, certain of the Company's active employees participate in multiemployer plans which provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,687,000, $1,569,000, and $1,727,000 in 2000, 1999, and 1998, respectively.

Note G:  Savings Plans

         ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust
(ESOP) for domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the Trustee in amounts not to exceed a total of 1,200,000 unallocated Common Shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years. ESOP loans bear interest at 1/2% over prime and are payable as shares are allocated to participants. Interest incurred on ESOP debt was $846,000, $821,000, and $905,000 in 2000, 1999, and 1998, respectively.
Contributions to the plan are made annually in amounts sufficient to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $363,000, $361,000, and $363,000 in 2000, 1999, and 1998, respectively. The principal payments received from the ESOP in 2000, 1999, and 1998 were $303,000, $261,000, and $240,000, respectively.

The Company measures compensation expense based upon the fair value of the shares committed to be released to plan participants in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). As permitted by SOP 93-6, the Company does not apply the statement to shares purchased prior to December 31, 1992. Since all shares currently held by the ESOP were acquired prior to 1993, the Company will continue to recognize future compensation expense using the cost basis. At April 30, 2000, the ESOP held 605,048 unallocated shares consisting of 124,124 Class A and 480,924 Class B Common Shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

         401(k) Plan: The Company offers employee savings plans under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2000, 1999, and 1998 were $1,193,000, $1,098,000, and $981,000, respectively.

Note H:  Stock Benefit Plans

         The Company provides for equity-based incentives to be awarded to key employees through its 1998 Equity and Performance Incentive Plan, the Restricted Stock Bonus Plan adopted in 1979, and the 1987 Stock Option Plan.

         1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted stock, which may include performance criteria, as well as stock appreciation rights, deferred shares, and performance shares. At April 30, 2000, there are 501,000 Class A and 501,000 Class B Common Shares available for future issuance under this plan. Of this total amount available for issuance, the amount of restricted stock is limited to 225,000 Class A and 225,000 Class B Common Shares. Restricted shares issued under this plan are subject to a risk of forfeiture for at least three years, in the event of termination of employment or failure to meet performance criteria. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the effective date of the grant.

         Restricted Stock Bonus Plan: Shares awarded under this plan contain certain restrictions for four years relating, among other things, to forfeiture in the event of termination of employment and to transferability. Shares awarded are issued as of the effective date of the award and recorded at market value. A corresponding deferred compensation charge is expensed over the period during which restrictions are in effect. There are 3,100 Class A and 46,100 Class B Common Shares available for issuance under the plan at April 30, 2000. In fiscal 2000 and 1998, awards of 41,000 and 30,500 shares, respectively, of Class A and Class B Common Shares were made while no awards were granted in 1999.

         1987 Stock Option Plan: Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the effective date of the grant. There are 32,000 Class A and 522,700 Class B Common Shares available for future grant under this plan.

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123), the Company has elected to account for the stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). If compensation costs for the stock options granted in fiscal 2000, 1999, and 1998 had been determined based on the fair market value method of SFAS 123, the Company's earnings per share would have been $0.02-$0.04 less than amounts determined using the intrinsic method of APB 25.

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

-------------------------------------------------------------------------------------------
                                                             Year Ended April 30,
-------------------------------------------------------------------------------------------
                                                        2000         1999         1998
-------------------------------------------------------------------------------------------
Risk-free interest rate                                    6.20%        4.75%        5.50%
Dividend yield                                             2.50%        2.50%        2.50%
Volatility
        Class A                                           26.00%       26.60%       27.60%
        Class B                                           20.90%       20.00%       20.10%
Average expected term (years)                              5.00         5.00         5.00
Fair value of options granted
        Class A                                           $5.22        $5.32        $6.77
        Class B                                           $3.84        $4.10        $5.14
-------------------------------------------------------------------------------------------

A summary of the Company's stock option activity, and related information follows:

                                                                           Weighted-                         Weighted-
                                                                             Average                           Average
                                                             Class A        Exercise            Class B       Exercise
                                                             Options           Price            Options          Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding at May 1, 1997                                 1,239,612          $21.69            930,312         $17.97
   Granted                                                   151,500           25.78            151,500          24.31
   Exercised                                                 (71,876)          14.44            (68,576)         13.84
   Forfeited                                                  (1,000)          17.63             (1,000)         16.10
-----------------------------------------------------------------------------------------------------------------------
Outstanding at April 30, 1998                              1,318,236          $22.56          1,012,236         $19.20
   Granted                                                   169,500           21.91            169,500          20.88
   Exercised                                                 (65,901)          16.05            (67,201)         15.67
   Forfeited                                                  (5,334)          22.63             (5,334)         21.44
-----------------------------------------------------------------------------------------------------------------------
Outstanding at April 30, 1999                              1,416,501          $22.78          1,109,201         $19.66
   Granted                                                   204,500           19.78            204,500          16.66
   Exercised                                                (143,567)          18.74           (102,167)         18.17
   Forfeited                                                  (7,800)          19.26            (39,200)         18.69
-----------------------------------------------------------------------------------------------------------------------
Outstanding at April 30, 2000                              1,469,634          $22.78          1,172,334         $19.30

Exercisable at April 30, 1998                              1,008,069          $22.87            702,069         $18.79
Exercisable at April 30, 1999                              1,097,501          $22.91            790,201         $19.05
Exercisable at April 30, 2000                              1,111,134          $23.28            807,167         $19.45
-----------------------------------------------------------------------------------------------------------------------

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 2000, under the Company's stock benefit plans:

                                                                        Weighted-
                                                        Weighted-        Average                            Weighted-
                                                         Average        Remaining                             Average
     Share             Range of                          Exercise      Contractual                           Exercise
     Class      Exercise Prices        Outstanding        Price        Life (yrs.)      Exercisable             Price
-----------------------------------------------------------------------------------------------------------------------
   Class A       $17.25--$22.50           779,834         $19.34            6.4             471,001           $18.57
   Class A       $22.51--$31.50           689,800         $26.67            3.8             640,133           $26.74


   Class B       $15.94--$24.31         1,172,334         $19.30            6.4             807,167           $19.45
-----------------------------------------------------------------------------------------------------------------------


Note I:  Financing Arrangements

The Company has an uncommitted line of credit providing up to $10,000,000 for short-term borrowings. No amounts were outstanding at April 30, 2000. The interest rate to be charged on any outstanding balance is based on prevailing market rates.

In June 1999, the Company issued $75,000,000 of 6.77% senior, unsecured notes due June 1, 2009. Proceeds from the issuance were used to refinance existing indebtedness and to fund general corporate purposes such as stock repurchases, acquisitions, and new product ventures. Interest on the notes is paid semiannually. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreement. The Company is in compliance with all covenants.

Interest paid at April 30, 2000, 1999, and 1998 totaled $2,293,000, $751,000, and $109,000, respectively.

Note J:  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting.

Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                              April 30,
--------------------------------------------------------------------------------------------
(Dollars in thousands)                                                  2000          1999
--------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                                       $ 12,326      $ 12,819
   Other (each less than 5% of total liabilities)                        2,251         3,359
--------------------------------------------------------------------------------------------
Total deferred tax liabilities                                          14,577        16,178
--------------------------------------------------------------------------------------------
Deferred tax assets:
   Postretirement benefits other than pensions                           5,778         5,429
   Other employee benefits                                               4,196         3,989
   Intangible assets                                                     3,818           327
   Other (each less than 5% of total assets)                             4,744         6,667
--------------------------------------------------------------------------------------------
Total deferred tax assets                                               18,536        16,412
Valuation allowance for deferred tax assets                             (1,728)       (1,695)
--------------------------------------------------------------------------------------------
Total deferred tax assets less allowance                                16,808        14,717
--------------------------------------------------------------------------------------------
Net deferred tax asset (liability)                                    $  2,231      $ (1,461)
--------------------------------------------------------------------------------------------

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

Income before income taxes and cumulative effect of change in accounting method is as follows:

                                                                                     Year Ended April 30,
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                         2000             1999              1998
-------------------------------------------------------------------------------------------------------------------------
Domestic                                                                    $36,716          $57,778           $57,061
Foreign                                                                       4,815            3,853             3,698
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of
  change in accounting method                                               $41,531          $61,631           $60,759
-------------------------------------------------------------------------------------------------------------------------

The components of the provision for income taxes are as follows:

                                                                                     Year Ended April 30,
-------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                         2000             1999              1998
-------------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                   $15,048          $19,706           $21,684
  Foreign                                                                     2,048            1,445             1,499
  State and local                                                             1,950            2,597             3,513
Deferred                                                                     (3,872)             120            (2,285)
-------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                    $15,174          $23,868           $24,411
-------------------------------------------------------------------------------------------------------------------------

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

Percent of Pretax Income                                                  Year Ended April 30,
--------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                              2000             1999              1998
--------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                     35.0%           35.0%           35.0%
Increase (decrease) in income taxes resulting from:
   State and local income taxes, net of federal income
     tax benefit                                                       3.1             2.7             3.8
   Research credits                                                   (1.6)           (0.8)           (1.3)
   Other items                                                         ---             1.8             2.7
--------------------------------------------------------------------------------------------------------------
Effective income tax rate                                             36.5%           38.7%           40.2%
--------------------------------------------------------------------------------------------------------------

Income taxes paid                                                $  19,761       $  23,542       $  20,755
--------------------------------------------------------------------------------------------------------------

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

Under the plan, the rights will initially trade together with the Company's Common Shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's Class A or Class B Common Shares at a discounted price if a person or group acquires 10% or more of the outstanding Class A Common Shares or 15% or more of the Company's outstanding Common Shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the thresholds. If exercisable, each right entitles the shareholder to buy one Common Share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

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

The Company's directors may, at their option, redeem all rights for $0.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 14, 2009, unless earlier redeemed, exchanged, or amended by the directors.

In May 2000, the Company announced plans for a shareholder value enhancement plan. The Company is seeking shareholder approval to combine the current Class A and Class B Common Shares into a single class of common shares similar to the current Class A Common Shares. Simultaneously with this combination, the Company is seeking to repurchase up to $100,000,000 of Class A and Class B Common Shares at $18.50 per share. The Company will fund these repurchases with a combination of cash on hand and proceeds from a long-term debt placement.