Form 10-K, Exhibit 13
period 2001-04-30
SMUCKER J M CO
filed 2001-07-24
CIK 91419

                                                                      Exhibit 13

Five-Year Summary of Selected Financial Data
                                                            Year Ended April 30,

------------------------------------------------------ --------------- -------------- -------------- --------------- --------------
(Dollars in thousands, except per share data)                   2001           2000           1999            1998           1997
------------------------------------------------------ --------------- -------------- -------------- --------------- --------------

Statement of Income:
    Net sales (1)(2)                                        $651,242       $641,885       $612,662        $574,855       $534,723
    Income before cumulative effect of change in
      accounting method (1)(3)                                31,659         26,357         37,763          36,348         30,935
    Cumulative effect of change in accounting method
      (1)(4)                                                    (992)           ---             ---         (2,958)           ---
     Net income                                               30,667         26,357         37,763          33,390         30,935
------------------------------------------------------ --------------- -------------- -------------- --------------- --------------
Financial Position:
    Long-term debt                                           135,000         75,000            ---             ---            ---
    Total assets                                             470,469        466,054        425,881         399,690        381,502
------------------------------------------------------ --------------- -------------- -------------- --------------- --------------
Other Data:
Earnings per Common Share:
    Income before cumulative effect of change in
      accounting method (1)(3)                                  1.25           0.92           1.30            1.25           1.06
    Cumulative effect of change in accounting method
      (1)(4)                                                   (0.04)           ---             ---          (0.10)           ---
    Net income                                                  1.21           0.92           1.30            1.15           1.06

    Income before cumulative effect of change in
      accounting method - assuming dilution (1)(3)              1.23           0.92           1.29            1.24           1.06
    Cumulative effect of change in accounting method
      - assuming dilution (1)(4)                               (0.04)           ---             ---          (0.10)           ---
    Net income - assuming dilution                              1.19           0.92           1.29            1.14           1.06

Dividends declared per Common Share                             0.64           0.61           0.57            0.53           0.52
------------------------------------------------------ --------------- -------------- -------------- --------------- --------------

(1) Reflects, in 2001, the impact of adopting the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as discussed in Note A to the consolidated financial statements. Had SAB 101 been retroactively applied to all periods presented, earnings per Common Share would have been $0.01 lower in 1999.
(2) Net sales reflect accounting reclassifications in accordance with adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs (EITF 00-10), and Issue No. 00-14, Accounting for Certain Sales Incentives (EITF 00-14), as discussed in Note A to the consolidated financial statements.
(3) Includes, in 2001, a nonrecurring charge of $2,152 ($1,313 after tax) or $0.05 per share relating to the sale of the former "Mrs. Smith's" real estate, and in 2000, nonrecurring charges of $14,492 ($9,626 after tax) or $0.34 per share relating to the impairment of certain long-lived assets, as discussed in Note C to the consolidated financial statements.
(4) Reflects, in 1998, the cumulative effect of adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board Issue No. 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation (EITF 97-13).

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2001 and 2000.

                                                                                               Net Income per Common
                                                                          Net Income per         Share -- Assuming
(Dollars in thousands, except per share data)                              Common Share              Dilution
---------------------------------------------------------------------- ---------------------- ------------------------
                                                     Income                 Income                 Income
                                                     Before                 Before                 Before
                                                 Cumulative             Cumulative             Cumulative
                                                  Effect of              Effect of              Effect of
                                                  Change in              Change in              Change in
                  Quarter  Net        Gross      Accounting             Accounting             Accounting
                    Ended  Sales (2)  Profit (2)   Method (3)    Net     Method (3)    Net      Method (3)
                                                          (4)  Income           (4)  Income            (4)  Net Income
------------- ------------ ---------- --------- ------------ --------- ------------ --------- ------------ -----------
    2001 (1)      July 31    $166,328  $55,924       $9,558    $8,566        $0.34     $0.30        $0.34       $0.30
               October 31     169,837   54,372        6,209     6,209         0.25      0.25         0.24        0.24
               January 31     153,628   52,443        7,039     7,039         0.29      0.29         0.29        0.29
                 April 30     161,449   50,023        8,853     8,853         0.37      0.37         0.36        0.36
------------- ------------ ---------- --------- ------------ --------- ------------ --------- ------------ -----------

     2000         July 31    $163,724  $55,804      $11,037   $11,037        $0.38     $0.38        $0.38       $0.38
               October 31     166,444   52,718        9,389     9,389         0.33      0.33         0.32        0.32
               January 31     152,630   52,367        4,963     4,963         0.17      0.17         0.17        0.17
                 April 30     159,087   48,135          968       968         0.03      0.03         0.03        0.03
------------- ------------ ---------- --------- ------------ --------- ------------ --------- ------------ -----------

(1) Reflects, in 2001, restatements of previously reported quarterly information in accordance with adopting the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), accounted for as a cumulative effect of change in accounting method as discussed in Note A to the consolidated financial statements.
(2) Reflects reclassifications in accordance with adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs (EITF 00-10), and Issue No. 00-14, Accounting for Certain Sales Incentives (EITF 00-14), as discussed in Note A to the consolidated financial statements.
(3) Includes nonrecurring charges during fiscal 2001 second quarter of $1,313 ($0.05 per share) relating to the sale of the former "Mrs. Smith's" real estate, and fiscal 2000 third and fourth quarters of $3,192 ($0.11 per share) and $6,434 ($0.23 per share), respectively, relating to the impairment of certain long-lived assets as discussed in Note C to the consolidated financial statements.
(4) Fiscal 2001 fourth quarter income was increased by $1,100 ($0.05 per share) resulting from adjustments to the effective income tax rate.

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

Stock Price Data

The Company's Common Shares are listed on the New York Stock Exchange - ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were 8,117 shareholders of record as of June 15, 2001.

                                  Quarter Ended               High       Low     Dividends
----------- ------------------------------------ ----- ------------ --------- -------------
      2001                              July 31             $19.50    $15.75         $0.16
                                     October 31              25.00     17.88          0.16
                                     January 31              29.00     21.63          0.16
                                       April 30              29.00     23.95          0.16
----------- ------------------------------------ ----- ------------ --------- -------------

      2000                              July 31             $25.75    $20.06         $0.15
                                     October 31              24.19     19.50          0.15
                                     January 31              21.38     17.00          0.15
                                       April 30              18.50     15.00          0.16
----------- ------------------------------------ ----- ------------ --------- -------------

On August 29, 2000, the Company combined its Class A and Class B Common Shares into a single class of common shares with terms similar to the former Class A Common Shares. The 2001 first quarter information and all 2000 information listed above indicates the high and low reported sales price per share for the former Class A Common Shares. See Note K to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Comparison of 2001 with 2000

Sales in fiscal 2001 were $651,242,000, up from $641,885,000 in the prior year. Domestic sales were $557,921,000, up 1% over fiscal 2000, while the international segment realized an increase of $2,760,000 or 3%. Excluding the impact of nonrecurring charges in both years and the cumulative effect of an accounting change in fiscal 2001, earnings for the year were $32,972,000 or $1.30 per share compared to $35,983,000 or $1.26 last year. Including the impact of nonrecurring charges and change in accounting method, earnings were $30,667,000 or $1.21 per share compared to $26,357,000 or $0.92 last year.

In the domestic segment, the Company's consumer business grew 4%, due primarily to an increase in sales of sugar-free fruit spreads and natural peanut butters, along with growth in the warehouse club channel. The Company also saw 4% growth in its foodservice business, driven in large part by the continued success of the "Smucker's Uncrustables" line of thaw-and-serve peanut butter and jelly sandwiches in its schools market. Sales of traditional portion control items were flat compared to last year. The specialty business was up for the year due primarily to new product sales. In the beverage area, sales of The "R. W. Knudsen Family" and "Santa Cruz Organic" products continue to grow. However, overall beverage sales were flat compared to last year due to softness in "After The Fall" brand sales. In the industrial area, domestic sales were below last year, as sales with new customers did not fully offset declines in sales with certain existing customers. The Company continues to place emphasis on diversifying its customer base in this area to minimize the impact of any further decline in sales resulting from ongoing competitive pricing pressures.

In the international segment, the increase came from a full year inclusion of the Company's Brazilian operation. The Company's Canadian business performed well, contributing to overall segment performance for the second consecutive year. Sales were negatively impacted by exchange rates and increased competitive activity in the Company's Australian market. Sales in Mexico and the Company's European and Middle East markets were also down. The impact of a strong U.S. dollar, primarily in comparison to the Australian and Canadian dollars, resulted in fiscal 2001 sales being approximately $6,585,000 less than they would have been had exchange rates been equal to prior year levels. Had exchange rates remained constant, international sales would have been up 10%.

The cost of products sold as a percentage of net sales remained constant with last year at 67.3% versus 67.4%. During the year, the Company benefited from the lower cost of fruit packed during the summer months. However, these savings were partially offset by the impact of revaluing carryover fruit inventories (i.e., fruit packed in the prior fiscal year) to reflect the current lower cost. The savings were also offset by increased energy costs, which were up 20% over fiscal 2000, and higher freight costs. Selling, distribution, and administrative (SD&A) expenses increased at approximately the same rate as sales. Marketing expenses were up 7% over the prior year related to the introduction of new products. This was somewhat offset by a 2% decrease in selling expenses and a less than 1% increase in administrative costs.

During the second quarter, the Company finalized the sale of the former "Mrs. Smith's" real estate in Pottstown, Pennsylvania, resulting in a pretax loss of approximately $2,152,000 or $0.05 per share. This transaction represents the final nonrecurring charge relating to the previously announced financial review of certain businesses and assets by the Company, initiated in fiscal 2000. The total amount of nonrecurring charges taken in connection with the review was $16,644,000, with $14,492,000 of that amount taken in fiscal 2000 and the remainder in the current fiscal year.

Interest expense increased over the prior year due to the long-term debt placement completed during the second quarter of the fiscal year (see Capital Resources and Liquidity). During the year, the Company capitalized approximately $891,000 of interest, primarily associated with the Company's information technology reengineering (ITR) project.

The effective income tax rate for the year was 36.6% compared to 36.5% in fiscal 2000.

Comparison of 2000 with 1999

Consolidated sales in fiscal 2000 were $641,885,000, up 5% from $612,662,000 in fiscal 1999. Domestic segment sales increased $14,170,000 or 3%, while the international segment was up $15,053,000 or 20%. Excluding the impact of nonrecurring charges, earnings for the year decreased from $37,763,000, or $1.30 per share in fiscal 1999 to $35,983,000, or $1.26 per share. Including the impact of the nonrecurring charges, which is explained below, fiscal 2000 earnings were $26,357,000 or $0.92 per share.

In the domestic segment, the majority of the sales increase came from the foodservice market, primarily as a result of three factors: (i) volume growth in the portion control category; (ii) the addition of "Lea & Perrins" products to the foodservice product line, as a result of a distribution agreement with Lea & Perrins, Inc.; and (iii) sales of the new "Smucker's Uncrustables" peanut butter and jelly sandwich. In the consumer market, overall sales were even with last year, as stronger sales in the warehouse club channel offset a slight decrease in the grocery channel. Despite the slight decline in grocery channel sales, the Company's share of the domestic fruit spreads market hit record levels, passing the 40% share level. The specialty foods business also contributed to overall sales growth, as sales increased 8% over fiscal 1999. Finally, the inclusion of sales from the Company's new retail store, along with an increase in catalog and on-line sales, resulted in an overall increase in the consumer direct market. While sales in the industrial market increased modestly overall, industrial sales in the domestic segment declined approximately 3% from fiscal 1999 due to softness in sales with two large customers.

In the international segment, the increase in sales came from a combination of growth in existing businesses and the addition of production facilities in new geographical regions. The Canadian business contributed significantly to both international sales and profits as sales increased approximately 11% over fiscal 1999. Sales also increased in the Australian market and the export business in Europe. The Company's acquisition in December 1999 of a fruit ingredient business in Brazil and sales from the new production facility in Scotland contributed approximately $6,300,000 in sales. For the second consecutive year, sales in Mexico increased in excess of 40%. The Mexican business also earned a profit for the first time. In addition, the impact of favorable exchange rates contributed $1,953,000 to the increase in international sales.

Gross margin was consistent with fiscal 1999 at 32.6%, as increases in certain fruit costs and manufacturing overhead were offset by improved manufacturing efficiencies and lower costs on certain raw materials. SD&A costs increased at a greater rate than sales due to increased selling expenses in the grocery channel and selling costs associated with expanded distribution of "Uncrustables" into school lunch programs. Distribution costs also were up due to higher operating costs at certain distribution centers and higher fuel costs in the latter part of the year. Marketing expenditures were up approximately 5% due to investments in support of new products and businesses, primarily in the consumer, consumer direct, and international markets. Corporate administrative overhead also contributed to the increase in SD&A, as these expenses increased 11%, primarily due to planned costs associated with the Company's ITR project.

Interest expense increased significantly over fiscal 1999 due to the long-term debt placement completed during the first quarter of the fiscal year. During fiscal 2000, the Company capitalized approximately $1,069,000 of interest associated with the ITR project.

The Company's effective income tax rate for the year was 36.5%, down from 38.7% in fiscal 1999, reflecting increased benefits from tax credits on a lower base of taxable income.

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

CAPITAL RESOURCES AND LIQUIDITY

The financial position of the Company remains strong with an increase in cash and cash equivalents of $27,352,000 during the year. The increase in cash and cash equivalents reflects cash generated by operations of $88,196,000 together with proceeds from the Company's $60,000,000, senior, unsecured fixed-rate notes, issued in August 2000. The increase in cash generated from operations is partially the result of active management of inventory and accounts receivable levels, down $13,516,000 and $6,532,000, respectively, compared to April 30, 2000.

Fiscal 2001 capital expenditures totaled $29,385,000, including capitalized software and consulting costs in connection with the Company's ongoing ITR project. In addition to capital expenditures, other significant uses of cash during the year included the payment of dividends and the repurchase of Common Shares. Dividends paid on Common Shares increased to $0.64 per share or $16,686,000, while 4,272,524 Common Shares were repurchased at $18.50 per share during the year in conjunction with the Company's shareholder value enhancement plan. The Company funded these repurchases with a combination of proceeds from the debt noted above and available cash. The weighted average interest rate on the notes is 7.83% and is payable each March 1st and September 1st. The notes mature over terms of five to ten years.

Capital expenditures for fiscal 2002 are budgeted at $20,000,000. Assuming there are no material acquisitions or other significant investments, the Company believes that cash on hand, together with cash generated by operations and existing lines of credit, will be sufficient to meet its fiscal 2002 requirements, including the payment of dividends.

RECENTLY ISSUED ACCOUNTING STANDARDS

In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which as amended, is effective for the Company in fiscal 2002. Because of the Company's minimal use of derivative financial instruments, the adoption of this statement will not have a material impact on the earnings or financial position of the Company.

MARKET RISK DISCLOSURES

The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio, and the fair value of notes receivable and payable at April 30, 2001, approximated carrying value. Exposure to interest rate risk on the Company's long-term debt is mitigated since it is at a fixed rate until maturity. Market risk, as measured by the change in fair value resulting from a hypothetical 10% change in interest rates, is not material. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2001, a hypothetical 10% movement in interest rates relating to the Company's variable rate borrowings would not materially affect the Company's results of operations.

Foreign Currency Exchange Risk. After analyzing the risk, the Company has determined its foreign currency exposure on future earnings or cash flows is not significant, and has chosen at this time not to hedge its foreign currency exposure. Therefore, it has not entered into any forward foreign exchange contracts to hedge foreign currency transactions.

The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Australian and Canadian dollars. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The unhedged foreign currency balance sheet exposures as of April 30, 2001, are not expected to result in a significant impact on future earnings or cash flows.

Revenues from customers outside the United States represented approximately 14% of net sales during fiscal 2001. As the Company has expanded its international operations, its sales and expenses denominated in foreign currencies have increased. Thus, certain sales and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.

CERTAIN FORWARD-LOOKING STATEMENTS

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the success and cost of introducing new products, general competitive activity in the market, the ability of business areas to achieve sales targets and the costs associated with attempting to do so, the ability of the Company to successfully effect price increases, the ability to improve sales and earnings performance in the Company's formulated ingredient business, costs associated with the implementation of new business and information systems, raw material and ingredient cost trends, and foreign currency exchange and interest rate fluctuations.

Report of Independent Auditors


Board of Directors and Shareholders
The J. M. Smucker Company


We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2001 and 2000, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States.




                                                               Ernst & Young LLP
Akron, Ohio
June 6, 2001

Statements of Consolidated Income
The J. M. Smucker Company



                                                                                  Year Ended April 30,
------------------------------------------------------------------ ---------------- --------------- ----------------
(Dollars in thousands, except per share data)                               2001            2000             1999
------------------------------------------------------------------ ---------------- --------------- ----------------
Net sales                                                               $651,242        $641,885         $612,662
Cost of products sold                                                    438,480         432,861          412,658
------------------------------------------------------------------ ---------------- --------------- ----------------
Gross Profit                                                             212,762         209,024          200,004

Selling, distribution, and administrative expenses                       155,973         153,297          141,029
Nonrecurring charge                                                        2,152          14,492              ---
------------------------------------------------------------------ ---------------- --------------- ----------------
Operating Income                                                          54,637          41,235           58,975

Interest income                                                            2,918           2,706            1,948
Interest expense                                                          (7,787)         (3,111)            (179)
Other income - net                                                           192             701              887
------------------------------------------------------------------ ---------------- --------------- ----------------
Income Before Income Taxes and Cumulative Effect of Change in
   Accounting Method                                                      49,960          41,531           61,631

Income taxes                                                              18,301          15,174           23,868
------------------------------------------------------------------ ---------------- --------------- ----------------
Income Before Cumulative Effect of Change in Accounting Method            31,659          26,357           37,763

Cumulative effect of change in accounting method, net of tax
   benefit of $572                                                          (992)            ---              ---
------------------------------------------------------------------ ---------------- --------------- ----------------
Net Income                                                              $ 30,667        $ 26,357         $ 37,763
------------------------------------------------------------------ ---------------- --------------- ----------------

Earnings per Common Share:
Income Before Cumulative Effect of Change in Accounting Method          $   1.25        $   0.92         $   1.30

Cumulative effect of change in accounting method                           (0.04)            ---              ---
------------------------------------------------------------------ ---------------- --------------- ----------------
Net Income per Common Share                                             $   1.21        $   0.92         $   1.30
------------------------------------------------------------------ ---------------- --------------- ----------------

Earnings per Common Share--Assuming Dilution:
Income Before Cumulative Effect of Change in Accounting Method          $   1.23        $   0.92         $   1.29

Cumulative effect of change in accounting method                           (0.04)            ---              ---
------------------------------------------------------------------ ---------------- --------------- ----------------
Net Income per Common Share - Assuming Dilution                         $   1.19        $   0.92         $   1.29
------------------------------------------------------------------ ---------------- --------------- ----------------

See notes to consolidated financial statements

Consolidated Balance Sheets
The J. M. Smucker Company


               Assets
                                                                                     April 30,
------------------------------------------------------------------------- --------------------------------
(Dollars in thousands)                                                              2001            2000
------------------------------------------------------------------------- ---------------- ---------------
Current Assets
Cash and cash equivalents                                                       $ 51,125        $ 23,773
Trade receivables, less allowance for doubtful accounts                           55,986          62,518
Inventories:
   Finished products                                                              52,034          52,653
   Raw materials, containers, and supplies                                        55,965          68,862
------------------------------------------------------------------------- ---------------- ---------------
                                                                                 107,999         121,515
Other current assets                                                              13,956          11,996
------------------------------------------------------------------------- ---------------- ---------------
Total Current Assets                                                             229,066         219,802
------------------------------------------------------------------------- ---------------- ---------------

Property, Plant, and Equipment
Land and land improvements                                                        17,684          18,479
Buildings and fixtures                                                            79,862          87,803
Machinery and equipment                                                          247,235         214,012
Construction in progress                                                          17,072          29,507
------------------------------------------------------------------------- ---------------- ---------------
                                                                                 361,853         349,801
Accumulated depreciation                                                        (190,283)       (175,153)
------------------------------------------------------------------------- ---------------- ---------------

Total Property, Plant, and Equipment                                             171,570         174,648
------------------------------------------------------------------------- ---------------- ---------------

Other Noncurrent Assets
Goodwill                                                                          33,788          36,795
Trademarks and patents                                                            11,848          13,490
Other assets                                                                      24,197          21,319
------------------------------------------------------------------------- ---------------- ---------------

Total Other Noncurrent Assets                                                     69,833          71,604
------------------------------------------------------------------------- ---------------- ---------------

                                                                                $470,469        $466,054
------------------------------------------------------------------------- ---------------- ---------------

Liabilities and Shareholders' Equity
                                                                                       April 30,
--------------------------------------------------------------------------- ---------------------------------
(Dollars in thousands)                                                                 2001            2000
--------------------------------------------------------------------------- ----------------- ---------------
Current Liabilities
Accounts payable                                                                   $ 29,967        $ 23,190
Salaries, wages, and additional compensation                                         15,250          13,772
Accrued marketing and merchandising                                                   8,559           8,718
Income taxes                                                                            414           1,687
Dividends payable                                                                     3,897           4,488
Other current liabilities                                                             9,016           7,004
--------------------------------------------------------------------------- ----------------- ---------------
Total Current Liabilities                                                            67,103          58,859
--------------------------------------------------------------------------- ----------------- ---------------

Noncurrent Liabilities
Long-term debt                                                                      135,000          75,000
Postretirement benefits other than pensions                                          14,224          13,593
Deferred income taxes                                                                 4,981           3,221
Other noncurrent liabilities                                                          2,050           1,908
--------------------------------------------------------------------------- ----------------- ---------------
Total Noncurrent Liabilities                                                        156,255          93,722
--------------------------------------------------------------------------- ----------------- ---------------


Shareholders' Equity
Serial Preferred Shares - no par value:
   Authorized - 3,000,000 shares; outstanding - none                                    ---             ---
Common Shares - no par value:
   Authorized - 70,000,000 shares; outstanding - 24,359,281 in 2001 and
      28,325,280 in 2000 (net of 8,065,295 and 4,099,296 treasury shares,
      respectively), at stated value                                                  6,090           7,081
Additional capital                                                                   19,278          17,190
Retained income                                                                     249,552         310,843
Less:
   Deferred compensation                                                             (2,248)         (3,091)
   Amount due from ESOP Trust                                                        (8,926)         (9,223)
   Accumulated other comprehensive loss                                             (16,635)         (9,327)
--------------------------------------------------------------------------- ----------------- ---------------
Total Shareholders' Equity                                                          247,111         313,473
--------------------------------------------------------------------------- ----------------- ---------------
                                                                                   $470,469        $466,054
--------------------------------------------------------------------------- ----------------- ---------------


See notes to consolidated financial statements

Statements of Consolidated Cash Flows
The J. M. Smucker Company



                                                                                      Year Ended April 30,
------------------------------------------------------------------------- -------------- -------------- ---------------
(Dollars in thousands)                                                            2001           2000            1999
------------------------------------------------------------------------- -------------- -------------- ---------------
Operating Activities
   Net income                                                                  $30,667        $26,357          $37,763
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                               22,521         21,674           19,660
     Amortization                                                                4,400          4,524            3,734
     Nonrecurring charge, net of tax benefit                                     1,313          9,626              ---
     Cumulative effect of change in accounting method, net of tax
        benefit                                                                    992            ---              ---
     Deferred income tax expense (benefit)                                       2,040         (3,872)             120
     Changes in assets and liabilities, net of effect from business acquisitions:
        Trade receivables                                                        5,196        (11,678)          (2,627)
        Inventories                                                             11,858         (6,924)          (9,332)
        Other current assets                                                     3,830           (733)           1,587
        Accounts payable and accrued items                                      10,216         (8,600)          (4,842)
        Income taxes                                                               923          2,628           (1,292)
        Other - net                                                             (5,760)          (731)            (965)
------------------------------------------------------------------------- -------------- -------------- ---------------
Net Cash Provided by Operating Activities                                       88,196         32,271           43,806
------------------------------------------------------------------------- -------------- -------------- ---------------
Investing Activities
   Additions to property, plant, and equipment                                 (29,385)       (32,240)         (38,693)
   Businesses acquired - net of cash acquired                                      ---         (9,056)         (26,590)
   Disposal of property, plant, and equipment                                      278             91              747
   Other - net                                                                   1,495          1,387            1,288
------------------------------------------------------------------------- -------------- -------------- ---------------
Net Cash Used for Investing Activities                                         (27,612)       (39,818)         (63,248)
------------------------------------------------------------------------- -------------- -------------- ---------------
Financing Activities
   Proceeds from long-term debt                                                 60,000         75,000              ---
   Proceeds from (repayment of) short-term debt - net                              ---         (8,966)           8,966
   Purchase of treasury shares                                                 (80,964)       (17,654)            (811)
   Dividends paid                                                              (16,686)       (17,212)         (16,246)
   Net amount received from ESOP Trust                                             297            303              261
   Other - net                                                                   5,028           (217)             101
------------------------------------------------------------------------- -------------- -------------- ---------------
Net Cash (Used for) Provided by Financing Activities                           (32,325)        31,254           (7,729)
Effect of exchange rate changes on cash                                           (907)          (615)            (349)
------------------------------------------------------------------------- -------------- -------------- ---------------
Net increase (decrease) in cash and cash equivalents                            27,352         23,092          (27,520)
Cash and cash equivalents at beginning of year                                  23,773            681           28,201
------------------------------------------------------------------------- -------------- -------------- ---------------
Cash and Cash Equivalents at End of Year                                       $51,125        $23,773         $    681
------------------------------------------------------------------------- -------------- -------------- ---------------

(  )  Denotes use of cash

See notes to consolidated financial statements

Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company

                                                                                  Amount    Accumulated
                                                                                    Due         Other        Total
                                                                        Deferred    From     Comprehen-      Share-
                                    Common    Additional   Retained     Compen-     ESOP        sive         holders'
(Dollars in thousands)              Shares     Capital      Income       sation    Trust        Loss         Equity
--------------------------------- ---------- ----------- ----------- ------------ -------- -------------- -----------
Balance at May 1, 1998               $7,286     $14,608    $298,316      $(2,255) $(9,787)      $ (5,991)    $302,177

Net income                                                   37,763                                            37,763
Foreign currency translation
  adjustment                                                                                         293          293
                                                                                                          -----------
Comprehensive Income                                                                                           38,056
Purchase of treasury shares              (8)        (17)       (786)                                             (811)
Stock plans                              12         360         (92)         254                                  534
Cash dividends declared -
  $0.57 a share                                             (16,541)                                          (16,541)
Other                                               653                               261                         914
--------------------------------- ---------- ----------- ----------- ------------ -------- -------------- -----------
Balance at April 30, 1999             7,290      15,604     318,660       (2,001)  (9,526)        (5,698)     324,329

Net income                                                   26,357                                            26,357
Foreign currency translation
  adjustment                                                                                      (3,629)      (3,629)
                                                                                                          -----------
Comprehensive Income                                                                                           22,728
Purchase of treasury shares            (237)       (566)    (16,851)                                          (17,654)
Stock plans                              28       1,570                   (1,090)                                 508
Cash dividends declared -
  $0.61 a share                                             (17,323)                                          (17,323)
Other                                               582                               303                         885
--------------------------------- ---------- ----------- ----------- ------------ -------- -------------- -----------
Balance at April 30, 2000             7,081      17,190     310,843       (3,091)  (9,223)        (9,327)     313,473

Net income                                                   30,667                                            30,667
Foreign currency translation
  adjustment                                                                                       (7,308)     (7,308)
                                                                                                          -----------
Comprehensive Income                                                                                           23,359
Purchase of treasury shares          (1,074)     (4,027)    (75,863)                                          (80,964)
Stock plans                              83       4,820                      843                                5,746
Cash dividends declared -
  $0.64 a share                                             (16,095)                                          (16,095)
Other                                             1,295                               297                       1,592
--------------------------------- ---------- ----------- ----------- ------------ -------- -------------- -----------
Balance at April 30, 2001            $6,090     $19,278    $249,552      $(2,248) $(8,926)      $(16,635)    $247,111
--------------------------------- ---------- ----------- ----------- ------------ -------- -------------- -----------


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

         Financial Instruments: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. With respect to accounts receivable, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company's financial instruments, including long-term debt, approximates the carrying amounts.

         Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Revenue Recognition: In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which among other guidance clarified the Staff's view on various revenue recognition and reporting matters. As a result, effective May 1, 2000, the Company adopted a change in the method of accounting for shipments to customers. Under the new accounting method, the Company recognizes revenue on shipments on the date the merchandise is received by the customer and title transfers.

The implementation of the change has been accounted for as a change in accounting method and applied cumulatively as if the change occurred at May 1, 2000. The effect of the change was a one-time, noncash reduction to the Company's earnings of $992,000 (net of tax of $572,000) or approximately $0.04 per share, which is included in operations for the year ended April 30, 2001. The impact of the accounting change on a pro forma basis, assuming the accounting change was made retroactively to prior periods, is not significant in any year presented.

         Shipping and Handling Costs: During fiscal 2001, the Company adopted the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs (EITF 00-10). EITF 00-10 addresses the accounting for shipping and handling costs billed to customers and prohibits the netting of such costs against related revenue. The adoption of EITF 00-10 had no impact on the Company's net income. Net sales have been reclassified to conform to the requirements of EITF 00-10. Shipping and handling costs are included in cost of products sold.

         Sales Incentives: During fiscal 2001, the Company adopted the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board Issue No. 00-14, Accounting for Certain Sales Incentives (EITF 00-14). EITF 00-14 addresses the classification of sales incentives offered to consumers and requires reporting of cash incentives as a reduction of revenue rather than as a selling expense. The adoption of EITF 00-14 had no impact on the Company's net income. These costs have been reclassified to net sales to conform to the requirements of EITF 00-14.

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

         Inventories: The Company values its inventories at the lower of cost or market, with market defined as replacement value. Cost is determined on the last-in, first-out (LIFO) method for the majority of domestic inventories. Inventories not on the LIFO method are valued principally by the first-in, first-out (FIFO) method. If the FIFO method (which approximates current cost) had been used for all inventories, the balances would have been $6,176,000 and $11,644,000 higher at April 30, 2001 and 2000, respectively.

         Goodwill and Other Intangible Assets: Goodwill and other intangible assets, principally trademarks and patents, are being amortized using the straight-line method over periods ranging from 5 to 40 years. The Company continually evaluates whether events or circumstances have occurred which would indicate that the carrying value may not be recoverable or that the useful life warrants revision. When trended downturns in business indicate that goodwill and other intangible assets should be evaluated for possible impairment, the Company analyzes the future recoverability of the asset using an estimate of the related undiscounted future cash flows of the related business, and recognizes any adjustment to the asset's carrying value on a current basis (see Note C). Accumulated amortization of goodwill and other intangible assets at April 30, 2001 and 2000, was $30,300,000 and $26,879,000, respectively.

         Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 15 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed. Total rental expense in 2001, 2000, and 1999 totaled $14,022,000, $14,042,000, and $12,762,000, respectively. Rental expense for cold storage facilities, that are based on quantities stored, amounted to $5,514,000, $5,283,000, and $4,999,000 in 2001, 2000, and 1999, respectively.

         Software Costs: The Company capitalizes significant costs associated with the development and installation of internal use software. Amounts deferred are amortized over the estimated useful lives of the software, ranging from 3 to 7 years, beginning with the project's completion. Net deferred internal use software costs as of April 30, 2001 and 2000, were $29,805,000 and $24,321,000, respectively, of which $7,382,000 and $17,468,000 were included in construction in progress. Interest costs of $891,000, $1,069,000, and $528,000 were capitalized during fiscal 2001, 2000, and 1999, respectively.

         Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

         Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $14,178,000, $12,855,000, and $12,685,000 in fiscal
2001, 2000, and 1999, respectively.

         Recently Issued Accounting Standards: In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which as amended, is effective for the Company in fiscal 2002. Because of the Company's minimal use of derivative financial instruments, the adoption of this statement will not have a material impact on the earnings or financial position of the Company.

         Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

         Risks and Uncertainties: In the domestic markets, the Company's products are primarily sold through brokers to chain, wholesale, cooperative, independent grocery accounts and other consumer markets, to foodservice distributors and chains including hotels, restaurants, schools and other institutions, and to other food manufacturers. The Company's distribution outside the United States is principally in Canada, Australia, Brazil, Mexico, the Pacific Rim, and Greater Europe. The fruit raw materials used by the Company are generally purchased from independent growers and suppliers. Because of the seasonal nature and volatility of quantities of most of the crops on which the Company depends, it is necessary to prepare and freeze stocks of fruit and fruit juices and to maintain them in cold storage warehouses. The Company believes there is no concentration of risk with any single customer or supplier whose failure or nonperformance would materially affect the Company's results. In addition, the Company insures its business and assets in each country against insurable risks, as and to the extent that it deems appropriate, based upon an analysis of the relative risks and costs. The Company believes that the risk of loss from noninsurable events would not have a material adverse effect on the Company's operations as a whole.

Note B:  Operating Segments

The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: domestic and international. The domestic segment represents the aggregation of the consumer, foodservice, beverage, specialty foods, and industrial business areas. Food products are distributed through various retail channels including grocery, mass retail, military, warehouse club, health food, and specialty food markets along with restaurants, health care facilities, schools, and other institutions throughout the United States. These products include a variety of fruit spreads, dessert toppings, peanut butters, frozen peanut butter and jelly sandwiches, industrial fruit products, fruit and vegetable juices, beverages, syrups, condiments, and gift packages. The international segment consists of products that are similar in nature to those in the domestic segment but are distributed to geographical markets outside of the United States.

The following table sets forth operating segments information:

                                                                                Year Ended April 30,
------------------------------------------------------------- ------------------ -------------------- -------------------
(Dollars in thousands)                                                    2001                 2000                1999
------------------------------------------------------------- ------------------ -------------------- -------------------
Net sales:
  Domestic                                                            $557,921             $551,324            $537,154
  International                                                         93,321               90,561              75,508
------------------------------------------------------------- ------------------ -------------------- -------------------
Total net sales                                                       $651,242             $641,885            $612,662
------------------------------------------------------------- ------------------ -------------------- -------------------

Depreciation:
  Domestic                                                            $ 20,484             $ 19,789            $ 18,296
  International                                                          2,037                1,885               1,364
------------------------------------------------------------- ------------------ -------------------- -------------------
Total depreciation                                                    $ 22,521             $ 21,674            $ 19,660
------------------------------------------------------------- ------------------ -------------------- -------------------

Segment profit:
  Domestic                                                            $ 87,276             $ 89,570            $ 94,489
  International                                                          8,415               10,387               7,134
------------------------------------------------------------- ------------------ -------------------- -------------------
Total segment profit                                                    95,691               99,957             101,623
------------------------------------------------------------- ------------------ -------------------- -------------------
  Interest income                                                        2,918                2,706               1,948
  Interest expense                                                      (7,787)              (3,111)               (179)
  Amortization expense                                                  (4,400)              (4,524)             (3,734)
  Nonrecurring charge                                                   (2,152)             (14,492)                ---
  Corporate administrative expenses                                    (39,443)             (39,371)            (37,912)
  Other unallocated income (expenses)                                    5,133                  366                (115)
------------------------------------------------------------ ------------------- ------------------- --------------------
Income before income taxes and cumulative effect of change
  in accounting method                                                $ 49,960             $ 41,531            $ 61,631
------------------------------------------------------------ ------------------- ------------------- --------------------

Assets:
  Domestic                                                            $393,386             $387,593            $363,401
  International                                                         77,083               78,461              62,480
------------------------------------------------------------ ------------------- ------------------- --------------------
Total assets                                                          $470,469             $466,054            $425,881
------------------------------------------------------------ ------------------- ------------------- --------------------

Expenditures for additions to long-lived assets,
  including acquisitions:
  Domestic                                                            $ 27,714             $ 26,012            $ 53,737
  International                                                          1,671               13,824              10,538
------------------------------------------------------------ ------------------- ------------------- --------------------
Total expenditures for additions to long-lived
  assets, including acquisitions                                      $ 29,385             $ 39,836            $ 64,275
------------------------------------------------------------ ------------------- ------------------- --------------------

Segment profit represents revenue less direct and allocable operating expenses and excludes pretax nonrecurring charges of $2,152,000, relating to the domestic segment in fiscal 2001 and $13,536,000 and $956,000, relating to the domestic and international segments, respectively in 2000 (see Note C).

The following table presents product sales information:

                                                                             Year Ended April 30,
------------------------------------------------------- -------------------- ----------------------- -------------------
                                                                      2001                 2000                 1999
------------------------------------------------------- -------------------- ----------------------- -------------------
Fruit spreads                                                         38%                   39%                  41%
Industrial ingredients                                                15                    15                   17
Portion control                                                       12                    12                   12
Juices and beverages                                                  10                    10                   10
Toppings and syrups                                                    9                     9                    9
Peanut butter                                                          7                     7                    6
Other                                                                  9                     8                    5
------------------------------------------------------- --------------------- ---------------------- -------------------
Total                                                                100%                  100%                 100%
------------------------------------------------------- --------------------- ---------------------- -------------------

Note C:  Nonrecurring Charge

During fiscal 2001, the Company finalized the sale of the former "Mrs. Smith's" real estate in Pottstown, Pennsylvania. In connection with this sale, the Company recorded a nonrecurring, noncash charge of $2,152,000 ($1,313,000 net of tax) or $0.05 per share. This transaction represents the final nonrecurring charge relating to the review of certain businesses and assets as discussed below.

During fiscal 2000, the Company recorded a nonrecurring, noncash charge of $14,492,000 ($9,626,000 net of tax) or $0.34 per share. This charge was the result of a financial review by the Company of its businesses and assets, with a focus on those assets considered nonstrategic or underperforming. Approximately $10,700,000 of the charge resulted from the write-down of the carrying value of certain intangible assets, primarily goodwill, resulting from previous acquisitions principally in the domestic segment. In addition, certain capitalized costs associated with unused or abandoned software acquired as part of the Company's information technology reengineering project and other abandoned fixed assets were written off.

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

Note D:  Earnings per Share

The following table sets forth the computation of earnings per Common Share and earnings per Common Share - assuming dilution:

                                                                         Year Ended April 30,
---------------------------------------------------------- ---------------- ---------------- ----------------
(Dollars in thousands, except per share data)                         2001             2000             1999
---------------------------------------------------------- ---------------- ---------------- ----------------
Numerator:
   Income before cumulative effect of change in
      accounting method for earnings per Common Share
      and earnings per Common Share -  assuming dilution       $    31,659      $    26,357      $    37,763
---------------------------------------------------------- ---------------- ---------------- ----------------
Denominator:
   Denominator for earnings per Common Share -
      weighted-average shares                                   25,428,117       28,670,770       29,057,593
   Effect of dilutive securities:
      Stock options                                                148,698           56,380          179,679
      Restricted stock                                              81,442           23,205           37,447
---------------------------------------------------------- ---------------- ---------------- ----------------
   Denominator for earnings per Common Share - assuming
      dilution                                                  25,658,257       28,750,355       29,274,719
---------------------------------------------------------- ---------------- ---------------- ----------------

Earnings per Common Share before cumulative effect of
   change in accounting method                                 $      1.25      $      0.92      $      1.30
---------------------------------------------------------- ---------------- ---------------- ----------------

Earnings per Common Share before cumulative effect of
   change in accounting method - assuming dilution             $      1.23      $      0.92      $      1.29
---------------------------------------------------------- ---------------- ---------------- ----------------

Options to purchase 245,800 Common Shares at prices ranging from $27.25 to $31.50 per share were outstanding during fiscal 2001 but were not included in the computation of earnings per Common Share - assuming dilution, as the options' exercise prices were greater than the average market price of the Common Shares and, therefore, the effect would be antidilutive.

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

In addition to providing pension benefits, the Company sponsors several unfunded defined postretirement plans that provide health care and life insurance benefits to substantially all active and retired domestic employees not covered by certain collective bargaining agreements, and their covered dependents and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and attain 10 years of credited service.

Net periodic benefit cost included the following components:

(Dollars in thousands)                             Defined Benefit Pension Plans      Other Postretirement Benefits
------------------------------------------------ ---------------------------------- -----------------------------------
Year Ended April 30,                                  2001        2000        1999        2001        2000        1999
------------------------------------------------ ---------- ----------- ----------- ----------- ----------- -----------

Service cost                                       $ 2,133     $ 2,216     $ 1,841       $ 424      $  513      $  490
Interest cost                                        5,303       4,668       4,043         673         717         662
Expected return on plan assets                      (6,571)     (6,053)     (5,703)        ---         ---         ---
Amortization of prior service cost (credit)          1,086         927         489         (61)        (61)        (61)
Amortization of initial net asset                     (142)        (91)        (91)        ---         ---         ---
Recognized net actuarial gain                         (823)       (272)       (322)       (218)        (28)        (27)
------------------------------------------------ ---------- ----------- ----------- ----------- ----------- -----------
Net periodic benefit cost                          $   986     $ 1,395     $   257       $ 818      $1,141      $1,064
------------------------------------------------ ---------- ----------- ----------- ----------- ----------- -----------

The following table sets forth the combined status of the plans as recognized in the consolidated balance sheets at April 30, 2001 and 2000:

                                                                    Defined Benefit Pension Plans   Other Postretirement Benefits
               ---------------------------------------------------- ------------------------------ --------------------------------
                                                                              April 30,                       April 30,
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------
               (Dollars in thousands)                                         2001           2000             2001            2000
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------
               Change in benefit obligation:
                 Benefit obligation at beginning of the year              $67,670       $ 67,887         $  8,560        $ 10,442
                   Service cost                                             2,133          2,216              424             513
                   Interest cost                                            5,303          4,668              673             717
                   Amendments                                                  30          2,358              ---             ---
                   Actuarial loss (gain)                                    2,529         (6,947)             522          (2,789)
                   Benefits paid                                           (2,767)        (2,512)            (188)           (323)
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------
                Benefit obligation at end of the year                     $74,898       $ 67,670         $  9,991        $  8,560
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------

               Change in plan assets:
                 Fair value of plan assets at beginning of the year       $74,226       $ 65,254         $    ---        $    ---
                  Actual return on plan assets                                510          7,513              ---             ---
                  Asset gain                                                  ---          3,061              ---             ---
                  Company contributions                                       716            910              188             323
                  Participant contributions                                   ---            ---              188             175
                  Benefits paid                                            (2,767)        (2,512)            (376)           (498)
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------
                Fair value of plan assets at end of the year              $72,685       $ 74,226         $    ---        $    ---
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------

               ---------------------------------------------------- --------------- -------------- ---------------- ---------------
               Funded status of the plans                                 $(2,213)      $  6,556         $ (9,991)       $ (8,560)
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------
               Unrecognized net actuarial gain                             (9,208)       (18,622)          (3,480)         (4,219)
               Unrecognized prior service cost (credit)                    10,222         11,278             (753)           (814)
               Unrecognized initial asset                                    (999)        (1,141)             ---             ---
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------
               Accrued benefit cost                                       $(2,198)      $ (1,929)        $(14,224)       $(13,593)
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------

               Weighted average assumptions:
                 Discount rate                                                7.5%           8.0%             7.5%            8.0%
                 Expected return on plan assets                               9.0%           9.0%             ---             ---
                 Rate of compensation increase                                4.5%           5.0%             ---             ---
               ---------------------------------------------------- --------------- -------------- ---------------- ---------------

For fiscal 2002, the assumed health care cost trend rates are 5.5% for participants under age 65 and 5% for participants age 65 or older. The rate for participants under age 65 is assumed to decrease to 5% in 2003. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percentage point annual change in the assumed health care cost trend rate would have the following effect:

                                                                              One - Percentage Point
-------------------------------------------------------------------- -------------------------------------
(Dollars in thousands)                                                        Increase           Decrease
-------------------------------------------------------------------- ------------------ ------------------
Effect on total service and interest cost components                            $  229           $  (178)
Effect on postretirement benefit obligation                                     $1,769           $(1,401)
-------------------------------------------------------------------- ------------------ ------------------

The projected benefit obligation applicable to pension plans with accumulated benefit obligations in excess of plan assets was $11,412,000 and $9,896,000 at April 30, 2001 and 2000, respectively, primarily due to a supplemental retirement benefit plan. The accumulated benefit obligation related to the supplemental retirement benefit plan was $8,907,000 and $7,795,000 at April 30, 2001 and 2000, respectively.

Pension plan assets consist of listed stocks and government obligations, including 336,000 of the Company's Common Shares at April 30, 2001 and 2000. The market value of these shares is $8,790,000 at April 30, 2001. The Company paid dividends of $215,000 on these shares during the year. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits.

The Company also charged to operations approximately $870,000, $854,000, and $808,000 in 2001, 2000, and 1999, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of the labor contracts. The Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under such plans.

In addition, certain of the Company's active employees participate in multiemployer plans which provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,719,000, $1,687,000, and $1,569,000 in 2001, 2000, and 1999, respectively.

Note G:  Savings Plans

         ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust
(ESOP) for domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company's Common Shares in amounts not to exceed a total of 1,200,000 unallocated Common Shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years. ESOP loans bear interest at 1/2% over prime and are payable as shares are allocated to participants. Interest incurred on ESOP debt was $768,000, $846,000, and $821,000 in 2001, 2000, and 1999, respectively. Contributions to the plan are made annually in amounts sufficient to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $362,000, $363,000, and $361,000 in 2001, 2000, and 1999, respectively. The principal payments received from the ESOP in 2001, 2000, and 1999 were $297,000, $303,000, and $261,000, respectively.

The Company measures compensation expense based upon the fair value of the shares committed to be released to plan participants in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6). As permitted by SOP 93-6, the Company does not apply the statement to shares purchased prior to December 31, 1992. Since all shares currently held by the ESOP were acquired prior to 1993, the Company will continue to recognize future compensation expense using the cost basis. At April 30, 2001, the ESOP held 565,048 unallocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

         401(k) Plan: The Company offers employee savings plans under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2001, 2000, and 1999 were $1,421,000, $1,193,000, and $1,098,000, respectively.

Note H:  Stock Benefit Plans

The Company provides for equity-based incentives to be awarded to key employees through its 1998 Equity and Performance Incentive Plan, the Restricted Stock Bonus Plan adopted in 1979, and the 1987 Stock Option Plan.

         1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted stock, which may include performance criteria, as well as stock appreciation rights, deferred shares, and performance shares. At April 30, 2001, there are 800,332 Common Shares available for future issuance under this plan. Of this total amount available for issuance, the amount of restricted stock available for issuance is limited to 450,000 Common Shares. Restricted stock issued under this plan is subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant.

         Restricted Stock Bonus Plan: Shares awarded under this plan contain certain restrictions for four years relating, among other things, to forfeiture in the event of termination of employment and to transferability. Shares awarded are issued as of the date of the award and a deferred compensation liability is recorded at the market value of the shares on the date of the award. A corresponding deferred compensation charge is recognized over the period during which restrictions are in effect.

There are 49,200 Common Shares available for issuance under the plan at April 30, 2001. In fiscal 2000, 82,000 Common Shares were awarded under this plan. No awards were granted in 2001 and 1999.

         1987 Stock Option Plan: Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 523,692 Common Shares available for future grant under this plan.

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123), the Company has elected to account for the stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). If compensation costs for the stock options granted in fiscal 2001, 2000, and 1999 had been determined based on the fair market value method of SFAS 123, the Company's earnings per share would have been $0.03 to $0.05 less than amounts determined using the intrinsic method of APB 25.

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                                      Year Ended April 30,
----------------------------------------------------------------------------- --------------------------------------
                                                                                 2001         2000         1999
----------------------------------------------------------------------------- ------------ ------------ ------------
Average expected term (years)                                                          5            5            5
Risk-free interest rate                                                             5.75%        6.20%        4.75%
Dividend yield                                                                      2.60%        2.50%        2.50%
Volatility                                                                         27.00%       26.00%       26.60%
----------------------------------------------------------------------------- ------------ ------------ ------------
Fair value of options granted                                                     $ 6.13       $ 5.22       $ 5.32
----------------------------------------------------------------------------- ------------ ------------ ------------

A summary of the Company's stock option activity, and related information follows:

                                                                             Weighted-
                                                                               Average
                                                                              Exercise
                                                               Options           Price
------------------------------------------------------- --------------- ---------------
Outstanding at May 1, 1998                                 2,330,472          $21.10
   Granted                                                   339,000           21.40
   Exercised                                                (133,102)          15.86
   Forfeited                                                 (10,668)          22.04
------------------------------------------------------- --------------- ---------------
Outstanding at April 30, 1999                              2,525,702          $21.41
   Granted                                                   409,000           18.22
   Exercised                                                (245,734)          18.50
   Forfeited                                                 (47,000)          18.78
------------------------------------------------------- --------------- ---------------
Outstanding at April 30, 2000                              2,641,968          $21.24
   Granted                                                   411,000           23.63
   Exercised                                                (562,261)          18.45
   Forfeited                                                (178,324)          23.93
------------------------------------------------------- --------------- ---------------
Outstanding at April 30, 2001                              2,312,383          $22.13
------------------------------------------------------- --------------- ---------------
Exercisable at April 30, 1999                              1,887,702          $21.29
Exercisable at April 30, 2000                              1,918,301          $21.66
Exercisable at April 30, 2001                              1,558,282          $22.41
------------------------------------------------------- --------------- ---------------

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 2001, under the Company's stock benefit plans:

                                                                Weighted-
                                               Weighted-          Average                         Weighted-
                                                 Average        Remaining                           Average
           Range of                             Exercise      Contractual                          Exercise
       Exercise Prices       Outstanding           Price     Life (years)      Exercisable            Price
----------------------- ----------------- --------------- ---------------- ---------------- ----------------
    $15.94--$23.00         1,184,915              $19.10        6.6                837,814           $19.09
    $23.01--$31.50         1,127,468              $25.32        5.6                720,468           $26.27
----------------------- ----------------- --------------- ---------------- ---------------- ----------------


Note I:  Long-Term Debt and Financing Arrangements

The Company has uncommitted lines of credit providing up to $65,000,000 for short-term borrowings. No amounts were outstanding at April 30, 2001. The interest rate to be charged on any outstanding balance is based on prevailing market rates.

Long-term debt consists of the following:

                                                                                   April 30,
----------------------------------------------------------------------- --------------------------------
(Dollars in thousands)                                                           2001            2000
----------------------------------------------------------------------- ---------------- ---------------

6.77% Senior Notes due June 1, 2009                                          $ 75,000        $ 75,000
7.70% Series A Senior Notes due September 1, 2005                              17,000             ---
7.87% Series B Senior Notes due September 1, 2007                              33,000             ---
7.94% Series C Senior Notes due September 1, 2010                              10,000             ---
----------------------------------------------------------------------- ---------------- ---------------
Total long-term debt                                                         $135,000        $ 75,000
----------------------------------------------------------------------- ---------------- ---------------


The notes are unsecured and interest is paid semiannually. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreements. The Company is in compliance with all covenants.

Interest paid totaled $8,328,000, $2,293,000, and $751,000 in fiscal 2001, 2000, and 1999, respectively.

Note J:  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                           April 30,
----------------------------------------------------------------- ----------------------------
(Dollars in thousands)                                                   2001          2000
----------------------------------------------------------------- -------------- -------------
Deferred tax liabilities:
   Depreciation                                                       $12,639       $12,326
   Other (each less than 5% of total liabilities)                       3,900         2,251
----------------------------------------------------------------- -------------- -------------
Total deferred tax liabilities                                         16,539        14,577
----------------------------------------------------------------- -------------- -------------
Deferred tax assets:
   Postretirement benefits other than pensions                          6,034         5,778
   Other employee benefits                                              4,679         4,196
   Intangible assets                                                    3,396         3,818
   Other (each less than 5% of total assets)                            4,003         4,744
----------------------------------------------------------------- -------------- -------------
Total deferred tax assets                                              18,112        18,536
Valuation allowance for deferred tax assets                            (1,522)       (1,728)
----------------------------------------------------------------- -------------- -------------
Total deferred tax assets less allowance                               16,590        16,808
----------------------------------------------------------------- -------------- -------------
Net deferred tax asset                                                $    51       $ 2,231
----------------------------------------------------------------- -------------- -------------

The Company has recorded a valuation allowance related to certain foreign deferred tax assets due to the uncertainty of their realization.

Domestic income and foreign withholding taxes have not been recorded on undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax credits and deductions for foreign taxes already paid.

Income before income taxes and cumulative effect of change in accounting method is as follows:

                                                                                     Year Ended April 30,
--------------------------------------------------------------------- ---------------- ---------------- -----------------
(Dollars in thousands)                                                         2001             2000              1999
--------------------------------------------------------------------- ---------------- ---------------- -----------------
Domestic                                                                    $46,277          $36,716           $57,778
Foreign                                                                       3,683            4,815             3,853
--------------------------------------------------------------------- ---------------- ---------------- -----------------
Income before income taxes and cumulative effect of change in
    accounting method                                                       $49,960          $41,531           $61,631
--------------------------------------------------------------------- ---------------- ---------------- -----------------

The components of the provision for income taxes are as follows:

                                                                                     Year Ended April 30,
--------------------------------------------------------------------- ---------------- ---------------- -----------------
(Dollars in thousands)                                                         2001             2000              1999
--------------------------------------------------------------------- ---------------- ---------------- -----------------
Current:
  Federal                                                                   $12,688          $15,048           $19,706
  Foreign                                                                     1,938            2,048             1,445
  State and local                                                             1,635            1,950             2,597
Deferred                                                                      2,040           (3,872)              120
--------------------------------------------------------------------- ---------------- ---------------- -----------------
Total income tax expense                                                    $18,301          $15,174           $23,868
--------------------------------------------------------------------- ---------------- ---------------- -----------------

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

Percent of Pretax Income                                                             Year Ended April 30,
--------------------------------------------------------------------- ---------------------------------------------------
(Dollars in thousands)                                                         2001             2000              1999
--------------------------------------------------------------------- ---------------- ---------------- -----------------
Statutory federal income tax rate                                              35.0%            35.0%             35.0%
Increase (decrease) in income taxes resulting from:
   State and local income taxes, net of federal income tax benefit              2.1              3.1               2.7
   Research credits                                                            (0.8)            (1.6)             (0.8)
   Other items                                                                  0.3              ---               1.8
--------------------------------------------------------------------- ---------------- ---------------- -----------------
Effective income tax rate                                                      36.6%            36.5%             38.7%
--------------------------------------------------------------------- ---------------- ---------------- -----------------

Income taxes paid                                                           $17,792          $19,761           $23,542
--------------------------------------------------------------------- ---------------- ---------------- -----------------

Note K:  Common Shares

         Reclassification of Common Shares: In August 2000, the Company combined its Class A and Class B Common Shares into a single class of common shares with terms similar to the former Class A Common Shares. In conjunction with this combination, on August 28, 2000, the Company repurchased 4,272,524 Common Shares at $18.50 per share. The Company incurred approximately $1,363,000 of cost related to the combination and repurchase of Common Shares. Such costs were recorded as a reduction of shareholders' equity. Prior year share information has been reclassified to conform to current year classification.

         Voting: The Company's Amended Articles of Incorporation provide that, but for certain exceptions, parties acquiring the Company's Common Shares will be entitled to cast one vote per share on matters requiring shareholder approval until they have held their shares for four years, after which time they will be entitled to cast ten votes per share.

         Shareholders' Rights Plan: Pursuant to a shareholders' rights plan established during fiscal 1999, each of the Company's Common Shares outstanding carries a share purchase right issued as a result of a dividend distribution declared by the Company's Board of Directors in April 1999 and distributed to shareholders of record on May 14, 1999.

Under the plan, the rights will initially trade together with the Company's Common Shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's Common Shares at a discounted price if a person or group acquires 10% or more of the outstanding Common Shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the thresholds. If exercisable, each right entitles the shareholder to buy one Common Share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights - other than rights that have become void - for Common Shares. Under this option, the Company would issue one Common Share for each right, in each case subject to adjustment in certain circumstances.

The Company's directors may, at their option, redeem all rights for $0.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 14, 2009, unless earlier redeemed, exchanged, or amended by the directors.

Management's Report on Responsibility for Financial Reporting

Management of The J. M. Smucker Company is responsible for the preparation, integrity, accuracy, and consistency of the consolidated financial statements and the related financial information in this report.

Such information has been prepared in accordance with accounting principles generally accepted in the United States and is based on our best estimates and judgments.

The Company maintains systems of internal accounting controls supported by formal policies and procedures which are communicated throughout the Company. There is an extensive program of audits performed by the Company's internal audit staff and independent auditors designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.

Ernst & Young LLP, independent auditors, has audited the Company's financial statements. Management has made all financial records and related data available to Ernst & Young LLP during its audit.

The Company's Audit Committee, comprising three nonemployee members of the Board, meets regularly with the independent auditors and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent auditors. The Audit Committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The manager of the internal audit department is required to report directly to the Chair of the Audit Committee as to internal audit matters.

It is the Company's best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the Audit Committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.




                  Timothy P. Smucker            Steven J. Ellcessor
                  Chairman and Co-Chief         Vice President -- Finance and
                  Executive Officer             Administration, Secretary, and
                                                General Counsel