Form 10-K, Exhibit 13
period 2002-04-30
SMUCKER J M CO
filed 2002-07-26
CIK 91419

                                                                      Exhibit 13

Five-Year Summary of Selected Financial Data

The following table presents selected financial data for each of the five years in the period ended April 30, 2002, as restated for the change in accounting for certain inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method, as discussed in Note B to the consolidated financial statements. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Capital Resources and Liquidity" and the consolidated financial statements and notes thereto.


                                                                                  Year Ended April 30,
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                 2002           2001           2000            1999           1998
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Income:
    Net sales                                               $687,148       $651,242       $641,885        $612,662       $574,855
    Income before cumulative effect of change in
      accounting method (1)(2)                               $30,851        $28,198        $26,273         $38,233        $34,771
    Cumulative effect of change in accounting method
      (3)(4)                                                     ---           (992)           ---             ---         (2,958)
-----------------------------------------------------------------------------------------------------------------------------------
    Net income                                               $30,851        $27,206        $26,273         $38,233        $31,813
===================================================================================================================================
Financial Position:
    Long-term debt                                          $135,000       $135,000        $75,000        $   ---        $   ---
    Total assets                                             524,892        479,104        477,698         437,657        410,695
    Shareholders' equity                                     280,144        250,785        320,608         331,548        308,926
===================================================================================================================================
Other Data:
    Earnings per Common Share:
       Income before cumulative effect of change in
         accounting method (1)(2)                            $  1.26        $  1.11        $  0.92         $  1.32        $  1.20
       Cumulative effect of change in accounting
         method (3)(4)                                           ---          (0.04)           ---             ---          (0.10)
-----------------------------------------------------------------------------------------------------------------------------------
       Net income                                            $  1.26        $  1.07        $  0.92         $  1.32        $  1.10
===================================================================================================================================

       Income before cumulative effect of change in
         accounting method - assuming dilution (1)(2)        $  1.24        $  1.10        $  0.91         $  1.31        $  1.18
       Cumulative effect of change in accounting
         method - assuming
          dilution (3)(4)                                        ---          (0.04)           ---             ---          (0.10)
-----------------------------------------------------------------------------------------------------------------------------------
       Net income - assuming dilution                        $  1.24        $  1.06        $  0.91         $  1.31        $  1.08
===================================================================================================================================

    Dividends declared per Common Share                         0.64           0.64           0.61            0.57           0.53
===================================================================================================================================

(1) Includes, in 2002, merger and integration costs of $5,031 ($3,160 after tax), or $0.13 per share, related to the "Jif" and "Crisco" transaction.
(2) Includes, in 2001, a nonrecurring charge of $2,152 ($1,313 after tax), or $0.05 per share, relating to the sale of real estate, and in 2000, nonrecurring charges of $14,492 ($9,626 after tax), or $0.34 per share, relating to the impairment of certain long-lived assets, as discussed in Note E to the consolidated financial statements.
(3) Reflects, in 2001, the impact of adopting the provisions of the Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as discussed in Note A to the consolidated financial statements. Had SAB 101 been retroactively applied to all periods presented, earnings per Common Share would have been $0.01 lower in 1999.
(4) Reflects, in 1998, the cumulative effect of adopting the provisions of the Emerging Issues Task Force of the Financial Accounting Standards Board Issue No. 97-13, Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation (EITF 97-13).

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2002 and 2001, as restated for the change in accounting for certain inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method as discussed in Note B to the consolidated financial statements.

                                                                                                       Earnings per Common
                                                                                Earnings per Common      Share - Assuming
(Dollars in thousands, except per share data)                                          Share                 Dilution
-----------------------------------------------------------------------------------------------------------------------------
                                                             Income                 Income                 Income
                                                             Before                 Before                 Before
                                                         Cumulative             Cumulative             Cumulative
                                                          Effect of              Effect of              Effect of
                                                          Change in              Change in              Change in
                         Quarter        Net      Gross   Accounting       Net   Accounting       Net   Accounting
                           Ended      Sales     Profit  Method(1)(2)   Income  Method(1)(2)   Income       Method         Net
                                                                 (3)                    (3)             (1)(2)(3)      Income
-----------------------------------------------------------------------------------------------------------------------------
  Fiscal 2002      July 31, 2001    $169,792   $57,180      $ 8,547   $ 8,547        $0.35     $0.35       $0.35        $0.35
                October 31, 2001     172,844    55,820        7,704     7,704         0.32      0.32        0.31         0.31
                January 31, 2002     168,392    55,001        7,947     7,947         0.32      0.32        0.32         0.32
                  April 30, 2002     176,120    56,990        6,653     6,653         0.27      0.27        0.26         0.26

-----------------------------------------------------------------------------------------------------------------------------
  Fiscal 2001      July 31, 2000    $166,328   $55,177      $ 9,104   $ 8,112        $0.32     $0.28        $0.32      $0.28
                October 31, 2000     169,837    53,635        5,759     5,759         0.23      0.23         0.23       0.23
                January 31, 2001     153,628    50,625        5,905     5,905         0.25      0.25         0.24       0.24
                  April 30, 2001     161,449    47,857        7,430     7,430         0.31      0.31         0.30       0.30

-----------------------------------------------------------------------------------------------------------------------------

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

(1) Includes merger and integration costs during fiscal 2002 third and fourth quarters of $558 ($0.02 per share) and $2,602 ($0.11 per share), respectively, related to the "Jif" and "Crisco" transaction.
(2) Includes a nonrecurring charge during fiscal 2001 second quarter of $1,313 ($0.05 per share) relating to the sale of real estate, as discussed in Note E to the consolidated financial statements.
(3) Fiscal 2001 fourth quarter income was increased by $1,100 ($0.05 per share) resulting from adjustments to the effective income tax rate.


Stock Price Data

The Company's Common Shares are listed on the New York Stock Exchange - ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were 148,652 shareholders of record as of June 14, 2002.

                                      Quarter Ended               High           Low     Dividends
---------------------------------------------------------------------------------------------------
    Fiscal 2002                       July 31, 2001             $27.77        $23.91         $0.16
                                   October 31, 2001              36.10         23.90          0.16
                                   January 31, 2002              37.73         31.00          0.16
                                     April 30, 2002              36.65         30.30          0.16
---------------------------------------------------------------------------------------------------
    Fiscal 2001                       July 31, 2000             $19.50        $15.75         $0.16
                                   October 31, 2000              25.00         17.88          0.16
                                   January 31, 2001              29.00         21.63          0.16
                                     April 30, 2001              29.00         23.95          0.16
---------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

The J. M. Smucker Company (Company) is a leading North American manufacturer and marketer of fruit spreads, natural peanut butter, dessert toppings, and health and natural foods beverages. The Company's operations and distribution outside of North America are principally in Australia, Brazil, China and the Pacific Rim, Europe, and the Middle East.

On June 1, 2002, the Company consummated a transaction with The Procter & Gamble Company (P&G), whereby the "Jif" and "Crisco" businesses of P&G were merged with and into the Company. The merger will be accounted for as a purchase business combination, with the Company as the accounting acquirer. The addition of these two brands has created a new company with a leading brand position in seven food categories. The expected operating results and financial position of this new company are significantly different than those of the Company as reported in this annual report, in Management's Discussion and Analysis, and in the consolidated financial statements. See Note C to the consolidated financial statements for additional information on the merger and for pro forma financial information of the combined Company.

During fiscal 2002, the Company changed from the last-in, first-out (LIFO) method of accounting for certain inventory to the first-in, first-out (FIFO) method. The results of operations included in this section for years prior to fiscal 2002 has been restated to reflect this change.

RESULTS OF OPERATIONS

Comparison of fiscal 2002 with fiscal 2001

Sales in fiscal 2002 were $687.1 million, up 6% over the $651.2 million in sales in the prior year. Excluding the impact of acquisitions, sales were up approximately $21 million or 3%. Sales in the domestic segment were $590.3 million, up 6%, while international segment sales were $96.8 million, a 4% increase. Company operating income was $59.8 million compared to $51.3 million in fiscal 2001, excluding the impact of $5 million ($3.2 million after tax, or $0.13 per share) in merger and integration costs associated with the "Jif" and "Crisco" merger in fiscal 2002 and excluding a $2.1 million ($1.3 million after tax, or $0.05 per share) nonrecurring charge in fiscal 2001. Fiscal 2002 net income, excluding the impact of merger and integration costs, was $34.0 million, or $1.39 per share ($1.37 per share, assuming dilution), compared to $29.5 million, or $1.16 per share ($1.15 per share, assuming dilution), last year. The fiscal 2001 results noted exclude the nonrecurring charge and the cumulative effect of an accounting change of $1.6 million ($1 million after tax, or $0.04 per share). During the fourth quarter of fiscal 2002, the Company elected to change the method of accounting for certain inventory from the LIFO method to the FIFO method. As a result, the Company restated its fiscal 2001 financial results, resulting in a reduction in net income of $3.5 million, or $0.14 per share.

Sales in the domestic segment were up 6% due primarily to increases in the consumer, foodservice, and industrial business areas. The Company's consumer business grew 4%, due mostly to new products and growth in "Sugar Free" fruit spreads, natural peanut butters, and "Goober" peanut butter and jelly combination products. During the year, the Company discontinued selling its low-margin, value-priced "Sunberry Farms" brand. Consumer area sales increased in the grocery, club store, and mass retail channels and decreased modestly in the military and consumer direct channels. The Company's share of market in the fruit spreads category continues to grow, reaching an all-time high in excess of 40% across all retail segments.

In the foodservice area, sales were up 9% as sales and distribution of "Smucker's Uncrustables" to schools continued to increase. Total foodservice sales of this product reached approximately $16 million, double the prior year. This new business helped offset a general softness in traditional foodservice sales, which were impacted during most of the year by the weak economy and declines in the travel and leisure industry following the events of last September 11. Despite those events, the traditional foodservice business realized a small increase, up 1% over the prior year. Sales in the beverage area were up 7% over the prior year, due primarily to increased sales of "R.W. Knudsen Family" and "Santa Cruz Organic" products.

Sales in the Company's industrial business were up 11% for the year. The increase was due to the acquisition of the International Flavors and Fragrances, Inc. (IFF) fruit and vegetable preparation businesses in October 2001. The IFF acquisition contributed approximately $13 million to domestic sales and $0.05 per share to earnings during the year. On an annual basis, the business acquired from IFF is expected to contribute sales of approximately $25 million. This additional business is expected to offset a similar amount of current business in the industrial area that will be eliminated in fiscal 2003 due to low margins. The addition of the IFF business, along with the merger into the Company of the "Jif" and "Crisco" brands, has given the Company the opportunity to restructure its industrial business and focus on contracts that support long-term margin objectives. As a result, it is discontinuing select low-margin contracts. This will result in an approximate loss of $40 to $50 million in ingredient sales over the next two years; however, the impact on net income should be less than $1 million. The addition of the IFF business and the rationalization of low-margin product lines are consistent with the Company's overall strategic direction to diversify its customer base and improve profitability in the industrial area.

In the international segment, the Company's Canadian business continued to perform well, with sales increasing 4% in the local currency. Export sales increased 3% and sales in the Company's Mexican market increased 22% over last year. Approximately $1.9 million of the $3.5 million increase in international sales was due to the addition of that portion of the business acquired from IFF that is located in Brazil. In Australia, the Henry Jones Foods business was up 1% in local currency compared to fiscal 2001. The impact of the strong U. S. dollar as compared primarily to the local currencies in Australia, Brazil, and Canada resulted in fiscal 2002 sales being approximately $5.4 million less than they would have been had exchange rates remained constant with exchange rates last year.

The Company's gross profit margin was 32.7% in fiscal 2002, compared to 31.8% last year. The cost of products sold for the majority of the Company's businesses was consistent with last year, as raw material costs remained essentially flat. Selling, distribution, and administrative (SD&A) costs were 24.8% of sales, as compared to 24.0% last year. However, if the $5 million of merger and integration costs associated with the "Jif" and "Crisco" merger are excluded, SD&A costs as a percent of sales would have been comparable to last year. The dollar increase in SD&A expenses was primarily due to higher amortization charges associated with previously capitalized information systems implementation costs. Marketing expenses were down 1% from the prior year, primarily due to lower expenditures in the beverage and consumer direct areas.

Interest expense increased $1.4 million over the prior year as the long-term debt placement that was completed during the second quarter of fiscal 2001 was on the books for a full year in fiscal 2002. The Company capitalized approximately $0.5 million in interest during fiscal 2002 that was associated with the Company's information technology reengineering project. Also during the year, the Company entered into interest rate swap agreements in order to manage interest rate exposure and lower financing costs. The Company effectively converted $17 million of fixed-rate debt (7.70% notes due in September 2005) and $33 million of fixed-rate debt (7.87% notes due in September 2007) to variable-rate debt. The interest rate swaps are considered fair value hedges and are 100% effective. The interest rate swaps reduced interest expense by approximately $0.6 million in fiscal 2002.

The effective income tax rate for the year increased to 38.5% from 36.6% in fiscal 2001 due to a general increase in state and local taxes, foreign income taxes, and other nondeductible expenses.

On June 1, 2002, the Company completed its merger of P&G's "Jif" peanut butter and "Crisco" shortening and oils businesses with and into the Company. Under the terms of the transaction, the "Jif" and "Crisco" businesses were contributed by P&G to a wholly-owned subsidiary, the shares of which were then distributed by P&G to its shareholders. That former subsidiary was then merged into the Company with the shareholders of P&G receiving one share of new Company stock for every 50 P&G shares that they held as of the record date for the distribution. Existing Company shareholders received 0.9451 of a new share for each existing share of the Company they held. As a result, 49.5 million shares were issued and are outstanding with the previous P&G shareholders holding approximately 52.5% of the total. The total price of the transaction, based on an average share price of $30 per share (calculated at the time the transaction was announced), was approximately $781 million.

Comparison of fiscal 2001 with fiscal 2000

Sales in fiscal 2001 were $651.2 million, up from $641.9 million in fiscal 2000. Domestic sales were $557.9 million, up 1% over fiscal 2000, while the international segment realized an increase of $2.8 million or 3%. Excluding the impact of nonrecurring charges in both years and the cumulative effect of an accounting change in fiscal 2001, earnings for the year were $29.5 million, or $1.16 per share ($1.15 per share, assuming dilution), compared to $35.9 million, or $1.26 per share ($1.25 per share, assuming dilution), in fiscal 2000. Including the impact of nonrecurring charges and change in accounting method, earnings were $27.2 million, or $1.07 per share ($1.06 per share, assuming dilution), in fiscal 2001 compared to $26.3 million, or $0.92 per share ($0.91 per share, assuming dilution), in fiscal 2000.

In the domestic segment, the Company's consumer business grew 4%, due primarily to an increase in sales of "Sugar Free" fruit spreads and natural peanut butters, along with growth in the club store channel. The Company also saw 4% growth in its foodservice business, driven in large part by the "Smucker's Uncrustables" line of thaw-and-serve peanut butter and jelly sandwiches in its schools market. Sales of traditional portion control items were flat compared to fiscal 2000. The specialty business was up for fiscal 2001 due primarily to new product sales. In the beverage area, sales of "R. W. Knudsen Family" and "Santa Cruz Organic" products continue to grow. However, overall beverage sales were flat compared to fiscal 2000 due to softness in "After The Fall" brand sales. In the industrial area, domestic sales were below fiscal 2000, as sales with new customers did not fully offset declines in sales with certain existing customers.

In the international segment, the increase came from a full year inclusion of the Company's Brazilian operation. The Company's Canadian business performed well, contributing to overall segment performance for the second consecutive year. Sales were negatively impacted by exchange rates and increased competitive activity in the Company's Australian market. Sales in Mexico and the Company's European and Middle East markets were also down. The impact of a strong U.S. dollar, primarily in comparison to the Australian and Canadian dollars, resulted in fiscal 2001 sales being approximately

$6.6 million less than they would have been had exchange rates been equal to fiscal 2000 levels. Had exchange rates remained constant, international sales would have been up 10%.

The cost of products sold as a percentage of net sales increased to 68.2%, compared to 67.5% in fiscal 2000. During the year, the Company benefited from the lower cost of fruit packed during the summer months. However, these savings were offset by the impact of revaluing carryover fruit inventories (i.e., fruit packed in fiscal 2000) to reflect the current lower cost. The savings were also offset by increased energy costs, which were up 20% over fiscal 2000, and higher freight costs. SD&A expenses increased at approximately the same rate as sales. Marketing expenses were up 7% over fiscal 2000 related to the introduction of new products. This was somewhat offset by a 2% decrease in selling expenses and a less than 1% increase in administrative costs.

During the second quarter of fiscal 2001, the Company finalized the sale of the former "Mrs. Smith's" real estate in Pottstown, Pennsylvania, resulting in a pretax loss of approximately $2.1 million, or $0.05 per share. This transaction represented the final nonrecurring charge relating to the previously announced financial review of certain businesses and assets by the Company, initiated in fiscal 2000. The total amount of nonrecurring charges taken in connection with the review was $16.6 million, with $14.5 million of that amount taken in fiscal 2000.

Interest expense increased over fiscal 2000 due to the long-term debt placement completed during the second quarter of the fiscal year. During the year, the Company capitalized approximately $0.9 million of interest, primarily associated with the Company's information technology reengineering project.

The effective income tax rate for the year was 36.6% compared to 36.5% in fiscal 2000.

CAPITAL RESOURCES AND LIQUIDITY

                                                                               Year Ended April 30,
------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                   2002            2001             2000
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                               $67,000         $88,196          $32,271
Net cash used for investing activities                                  (20,510)        (27,612)         (39,818)
Net cash (used for) provided by financing activities                     (5,808)        (32,325)          31,254
------------------------------------------------------------------------------------------------------------------

The financial position of the Company remains strong with an increase in cash and cash equivalents of $40.8 million during the year. The increase in cash and cash equivalents reflects cash generated from operations of $67.0 million. Additional debt was not required to complete the merger of the "Jif" and "Crisco" businesses with and into the Company and total long-term debt as a percent of total capitalization was reduced from approximately 33% at April 30, 2002, to 11% following the merger.

Fiscal 2002 capital expenditures were $23.5 million, including capitalized software and consulting costs of $3.9 million. This was down from $29.4 million in the previous year. Other significant uses of cash during the year included the payment of dividends of $0.64 per share or $15.6 million, $5.7 million for the acquisition from International Flavors and Fragrances, Inc., and the payment of merger and integration costs of $5 million.

Capital expenditures for fiscal 2003 are budgeted at $59 million, representing a significant increase over the Company's historical levels. While capital expenditures in absolute terms are expected to more than double, the fiscal 2003 capital expenditures budget as a percent of sales is expected to be approximately 4.7% as compared to 3.4% in fiscal 2002. The planned increase in capital expenditures is primarily attributable to (i) building expansion projects at the corporate headquarters in Orrville, Ohio, necessary in order to consolidate functions and to house employees added in connection with the merger, and (ii) spending associated with plans to increase capacity and improve efficiencies in production of "Smucker's Uncrustables". Dividend payments in fiscal 2003 are also expected to increase as a result of the additional number of outstanding shares resulting from the merger of the "Jif" and "Crisco" businesses with and into the Company and a possible increase in the dividend rate.

Assuming there are no other material acquisitions or other significant investments, the Company believes that cash on hand together with cash generated by operations and existing lines of credit will be sufficient to meet fiscal 2003 requirements, including the payment of dividends and interest on outstanding debt.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

ACCRUED MARKETING AND MERCHANDISING. In order to support the Company's products, various marketing programs are offered to customers which reimburse them for a portion or all of their promotional activities related to the Company's products. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these marketing and merchandising programs based on estimates of what has been incurred by customers. Actual costs incurred by the Company may differ significantly if factors such as the level and success of the customers' programs or other conditions differ from expectations.

IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets historically have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Company's long-lived assets may not be recoverable. As described below under "Recently Issued Accounting Standards," the accounting treatment for goodwill and other intangible assets will change significantly in fiscal 2003.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS. The measurement of liabilities related to defined benefit pension plans and other postretirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and health care cost trend rates. Actual pension plan asset performance will either reduce or increase unamortized pension losses at the end of fiscal 2003, which ultimately affects net income.

ACCRUED EXPENSES. Management estimates certain material expenses in an effort to record those expenses in the period incurred. The most material accrued estimates relate to insurance-related expenses, including self-insurance. Workers' compensation and general liability insurance accruals are recorded based on insurance claims processed as well as historical claims experience for claims incurred, but not yet reported. These estimates are based on historical loss development factors. Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experience for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

OTHER MATTERS. The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities." Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to the Company's results of operation, financial condition, or cash flows.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also provides new criteria to determine whether an acquired intangible asset should be recognized separately from goodwill. The adoption of SFAS 141 had no impact on the Company's results of operations or financial condition. SFAS 142 is effective for the Company as of May 1, 2002. In accordance with SFAS 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to impairment testing. Intangible assets with finite lives will continue to be amortized over their useful lives. SFAS 142 requires an initial goodwill and indefinite lived intangible asset impairment assessment in the year of adoption, and at a minimum, annual impairment testing thereafter. The discontinuance of goodwill and indefinite lived intangible asset amortization in fiscal 2003 will increase operating income by approximately $3.5 million. The Company has not completed its initial asset impairment assessment as required in adopting SFAS 142.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. SFAS 144 is effective for the Company as of May 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Company's results of operations or financial condition.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK

The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates and foreign currency exchange rates.

INTEREST RATE RISK. The fair value of the Company's cash and short-term investment portfolio, and the fair value of notes receivable and payable at April 30, 2002, approximate carrying value. Interest rate swaps are used to hedge underlying debt obligations and reduce overall interest expense. Market risk, as measured by the change in fair value resulting from a hypothetical 10% change in interest rates, is not material. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2002, including derivative and other instruments sensitive to interest rates, a hypothetical 10% movement in interest rates (relating to the Company's variable rate borrowings) would not materially affect the Company's results of operations. As of April 30, 2002, the Company had interest rate swap agreements on fixed rate obligations in the amount of $50 million. These exchange agreements are perfectly effective as defined by Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) and had a fair value of $0.5 million at April 30, 2002. The weighted average interest rate for these agreements was 4.88% at April 30, 2002.

FOREIGN CURRENCY EXCHANGE RISK. The Company has concluded that its foreign currency exposure on future earnings or cash flows is not significant, and has currently chosen not to hedge its foreign currency exposure.

The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Australian, Brazilian, and Canadian currencies. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2002, are not expected to result in a significant impact on future earnings or cash flows.

Revenues from customers outside the United States represented approximately 14% of net sales during fiscal 2002. Thus, certain sales and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.

CERTAIN FORWARD-LOOKING STATEMENTS

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to:

- the success and cost of integrating the "Jif" and "Crisco" businesses into the Company;
- the success and cost of new marketing and sales programs and strategies intended to promote new growth in the "Jif" and "Crisco" businesses and in their respective market shares;
-     the success and cost of introducing new products;
-     general competitive activity in the market;
- the ability of business areas to achieve sales targets and the costs associated with attempting to do so;
- the ability of the Company from time to time to successfully effect price increases;
- the ability to improve sales and earnings performance in the Company's formulated ingredient business;
- the exact time frame in which the loss of sales associated with discontinued industrial contracts will occur and the Company's ability to successfully cover or eliminate the overhead associated with those sales;
- costs associated with the implementation of new business and information systems;
-     raw material and ingredient cost trends; and
-     foreign currency exchange and interest rate fluctuations.

Report of Independent Auditors


Board of Directors and Shareholders
The J. M. Smucker Company


We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2002 and 2001, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United States.

As explained in Note B to the consolidated financial statements, the Company has given retroactive effect to a change in the method of accounting for certain inventory from the last-in, first-out (LIFO) method to the first-in, first-out
(FIFO) method.




                                                     Ernst & Young LLP
Akron, Ohio
June 6, 2002

Statements of Consolidated Income
The J. M. Smucker Company


                                                                                          Year Ended April 30,
-----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                                  2002              2001              2000
-----------------------------------------------------------------------------------------------------------------------

Net sales                                                                 $ 687,148         $ 651,242         $ 641,885
Cost of products sold                                                       462,157           443,948           432,993
-----------------------------------------------------------------------------------------------------------------------
Gross Profit                                                                224,991           207,294           208,892

Selling, distribution, and administrative expenses                          165,172           155,973           153,297
Merger and integration costs                                                  5,031               ---               ---
Nonrecurring charge                                                             ---             2,152            14,492
-----------------------------------------------------------------------------------------------------------------------
Operating Income                                                             54,788            49,169            41,103

Interest income                                                               2,181             2,918             2,706
Interest expense                                                             (9,207)           (7,787)           (3,111)
Other income - net                                                            2,436               192               701
-----------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Cumulative Effect of Change in
   Accounting Method                                                         50,198            44,492            41,399

Income taxes                                                                 19,347            16,294            15,126
-----------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Change in Accounting Method               30,851            28,198            26,273

Cumulative effect of change in accounting method, net of tax
   benefit of $572                                                              ---              (992)              ---
-----------------------------------------------------------------------------------------------------------------------
Net Income                                                                $  30,851         $  27,206         $  26,273
=======================================================================================================================

Earnings per Common Share:
Income Before Cumulative Effect of Change in Accounting Method            $    1.26         $    1.11         $    0.92
Cumulative effect of change in accounting method                                ---             (0.04)              ---
-----------------------------------------------------------------------------------------------------------------------
Net Income per Common Share                                               $    1.26         $    1.07         $    0.92
=======================================================================================================================

Earnings per Common Share--Assuming Dilution:
Income Before Cumulative Effect of Change in Accounting Method            $    1.24         $    1.10         $    0.91
Cumulative effect of change in accounting method                                ---             (0.04)              ---
-----------------------------------------------------------------------------------------------------------------------
Net Income per Common Share - Assuming Dilution                           $    1.24         $    1.06         $    0.91
=======================================================================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheets
The J. M. Smucker Company


Assets
                                                                                           April 30,
------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                              2002              2001
------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                        $  91,914         $  51,125
Trade receivables, less allowance for doubtful accounts                             57,371            55,986
Inventories:
   Finished products                                                                52,817            54,614
   Raw materials, containers, and supplies                                          63,722            59,561
------------------------------------------------------------------------------------------------------------
                                                                                   116,539           114,175
Other current assets                                                                13,989            13,956
------------------------------------------------------------------------------------------------------------
Total Current Assets                                                               279,813           235,242
------------------------------------------------------------------------------------------------------------

Property, Plant, and Equipment
Land and land improvements                                                          16,911            17,684
Buildings and fixtures                                                              87,126            79,862
Machinery and equipment                                                            242,590           247,235
Construction in progress                                                             7,504            17,072
------------------------------------------------------------------------------------------------------------
                                                                                   354,131           361,853
Accumulated depreciation                                                          (191,342)         (190,283)
------------------------------------------------------------------------------------------------------------

Total Property, Plant, and Equipment                                               162,789           171,570
------------------------------------------------------------------------------------------------------------

Other Noncurrent Assets
Goodwill                                                                            33,510            33,788
Other intangible assets                                                             14,825            11,848
Other assets                                                                        33,955            26,656
------------------------------------------------------------------------------------------------------------

Total Other Noncurrent Assets                                                       82,290            72,292
------------------------------------------------------------------------------------------------------------

                                                                                 $ 524,892         $ 479,104
============================================================================================================

Liabilities and Shareholders' Equity
                                                                                                 April 30,
-----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                                     2002              2001
-----------------------------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable                                                                      $  32,390         $  29,967
Salaries, wages, and additional compensation                                             22,866            15,250
Accrued marketing and merchandising                                                      11,563             8,559
Income taxes                                                                              2,078             2,916
Dividends payable                                                                         3,979             3,897
Other current liabilities                                                                 7,555             7,473
-----------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                80,431            68,062
=================================================================================================================

Noncurrent Liabilities
Long-term debt                                                                          135,000           135,000
Postretirement benefits other than pensions                                              14,913            14,224
Deferred income taxes                                                                     4,105             4,981
Other noncurrent liabilities                                                             10,299             6,052
-----------------------------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                                            164,317           160,257
-----------------------------------------------------------------------------------------------------------------


Shareholders' Equity
Serial Preferred Shares - no par value:
   Authorized - 3,000,000 shares; outstanding - none                                        ---               ---
Common Shares - no par value:
   Authorized - 70,000,000 shares; outstanding - 24,869,463 in 2002 and
      24,359,281 in 2001 (net of 7,555,113 and 8,065,295 treasury shares,
      respectively), at stated value                                                      6,217             6,090
Additional capital                                                                       33,184            19,278
Retained income                                                                         267,793           253,226
Less:
   Deferred compensation                                                                 (2,725)           (2,248)
   Amount due from ESOP Trust                                                            (8,562)           (8,926)
   Accumulated other comprehensive loss                                                 (15,763)          (16,635)
-----------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                              280,144           250,785
-----------------------------------------------------------------------------------------------------------------
                                                                                      $ 524,892         $ 479,104
=================================================================================================================


See notes to consolidated financial statements.

Statements of Consolidated Cash Flows
The J. M. Smucker Company


                                                                                            Year Ended April 30,
---------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                               2002             2001             2000
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                                                    $ 30,851         $ 27,206         $ 26,273
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation                                                                  23,932           22,521           21,674
     Amortization                                                                   4,625            4,400            4,524
     Nonrecurring charge, net of tax benefit                                          ---            1,313            9,626
     Cumulative effect of change in accounting method, net of tax
        benefit                                                                       ---              992              ---
     Deferred income tax expense (benefit)                                          1,545            2,040           (3,872)
     Changes in assets and liabilities, net of effect from business acquisitions:
        Trade receivables                                                          (1,217)           5,196          (11,678)
        Inventories                                                                (2,063)          17,326           (6,792)
        Other current assets                                                          (11)           3,830             (733)
        Accounts payable and accrued items                                         12,483           10,558           (9,174)
        Income taxes                                                                   25           (1,084)           2,580
        Other - net                                                                (3,170)          (6,102)            (157)
---------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                          67,000           88,196           32,271
---------------------------------------------------------------------------------------------------------------------------
Investing Activities
   Additions to property, plant, and equipment                                    (23,464)         (29,385)         (32,240)
   Businesses acquired,  net of cash acquired                                      (5,714)             ---           (9,056)
   Disposal of property, plant, and equipment                                       7,060              278               91
   Other - net                                                                      1,608            1,495            1,387
---------------------------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                            (20,510)         (27,612)         (39,818)
---------------------------------------------------------------------------------------------------------------------------
Financing Activities
   Proceeds from long-term debt                                                       ---           60,000           75,000
   Repayment of short-term debt - net                                                 ---              ---           (8,966)
   Purchase of treasury shares                                                     (1,128)         (80,964)         (17,654)
   Dividends paid                                                                 (15,568)         (16,686)         (17,212)
   Net amount received from ESOP Trust                                                364              297              303
   Other - net                                                                     10,524            5,028             (217)
---------------------------------------------------------------------------------------------------------------------------
Net Cash (Used for) Provided by Financing Activities                               (5,808)         (32,325)          31,254
Effect of exchange rate changes on cash                                               107             (907)            (615)
---------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                          40,789           27,352           23,092
Cash and cash equivalents at beginning of year                                     51,125           23,773              681
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                         $ 91,914         $ 51,125         $ 23,773
===========================================================================================================================

(  )  Denotes use of cash

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company


                                                                                      Amount    Accumulated       Total
                                                                                         Due          Other      Share-
                                                                          Deferred      From     Comprehen-    holders'
                                        Common  Additional    Retained     Compen-      ESOP           sive      Equity
   (Dollars in thousands)               Shares     Capital      Income      sation     Trust           Loss
   ---------------------------------------------------------------------------------------------------------------------
   Balance at May 1, 1999, as           $7,290     $15,604    $318,660     $(2,001)  $(9,526)       $(5,698)   $324,329
     previously stated
   Adjustment for the cumulative
     effect on the prior years of
     applying retroactively the
     change in the method of
     accounting for inventories
     (see Note B)                                                7,219                                            7,219
   ---------------------------------------------------------------------------------------------------------------------
   Balance at May 1, 1999, as
     restated                            7,290      15,604     325,879      (2,001)   (9,526)        (5,698)    331,548

   Net income                                                   26,273                                           26,273
   Foreign currency translation
     adjustment                                                                                      (3,629)     (3,629)
                                                                                                             -----------
   Comprehensive Income                                                                                          22,644

   Purchase of treasury shares            (237)       (566)    (16,851)                                         (17,654)

   Stock plans                              28       1,570                  (1,090)                                 508
   Cash dividends declared -
     $0.61 a share                                             (17,323)                                         (17,323)
   Tax benefit of stock plans                          582                                                          582
   Other                                                                                 303                        303
   ---------------------------------------------------------------------------------------------------------------------
   Balance at April 30, 2000             7,081      17,190     317,978      (3,091)   (9,223)        (9,327)    320,608

   Net income                                                   27,206                                           27,206
   Foreign currency translation
     adjustment                                                                                      (7,308)     (7,308)
                                                                                                             -----------
   Comprehensive Income                                                                                          19,898
   Purchase of treasury shares          (1,074)     (4,027)    (75,863)                                         (80,964)
   Stock plans                              83       4,820                     843                                5,746
   Cash dividends declared -
     $0.64 a share                                             (16,095)                                         (16,095)
   Tax benefit of stock plans                        1,295                                                        1,295
   Other                                                                                 297                        297
   ---------------------------------------------------------------------------------------------------------------------
   Balance at April 30, 2001             6,090      19,278     253,226      (2,248)   (8,926)       (16,635)    250,785

   Net income                                                   30,851                                           30,851
   Foreign currency translation
     adjustment                                                                                        1,669      1,669
   Minimum pension liability                                                                           (797)       (797)
                                                                                                             -----------
   Comprehensive Income                                                                                          31,723
   Purchase of treasury shares             (11)       (483)       (634)                                          (1,128)
   Stock plans                             138      11,590                    (477)                              11,251
   Cash dividends declared -
     $0.64 a share                                             (15,650)                                         (15,650)
   Tax benefit of stock plans                        2,799                                                        2,799
   Other                                                                                 364                        364
   ---------------------------------------------------------------------------------------------------------------------
   Balance at April 30, 2002            $6,217     $33,184    $267,793     $(2,725)  $(8,562)      $(15,763)  $ 280,144
   =====================================================================================================================


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

         Financial Instruments: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. With respect to accounts receivable, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company's financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts (see Note K). The fair value of the Company's fixed-rate long-term debt, estimated using current market rates and a discounted cash flow analysis, was approximately $129,470,000 at April 30, 2002.

         Derivative Financial Instruments: Effective May 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 requires that all derivative financial instruments, such as foreign exchange contracts and interest rate swap agreements, be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. The adoption of SFAS 133 did not have a material effect on the Company's results of operations, financial position, or cash flows in fiscal 2002. By policy, the Company has not historically entered into derivative financial instruments for trading purposes or for speculation.

The Company has entered into interest rate swap agreements (see Note K). The interest rate swap agreements effectively modify the Company's exposure to interest risk by converting a portion of the Company's fixed-rate debt to a floating rate. Based on criteria defined in SFAS 133, the interest rate swaps are considered fair value hedges and are 100% effective. The interest rate swap and instrument being hedged is marked to market in the balance sheet. The mark-to-market value of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains or losses in other expense. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Any gains or losses upon the early termination of the interest rate swap contracts would be deferred and recognized over the remaining life of the contract.

         Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include nonrecurring charges, allowances for doubtful accounts receivable, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for marketing and merchandising programs, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

         Revenue Recognition: The Company recognizes revenue when products are shipped and title has transferred to the customer.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which among other guidance clarified the Staff's view on various revenue recognition and reporting matters. The implementation of SAB 101 was accounted for as a change in accounting method and applied cumulatively as if the change occurred as of May 1, 2000. The effect of the change was a one-time, noncash reduction to the Company's earnings of $992,000 (net of tax of $572,000), or approximately $0.04 per share.

         Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

         Stock Compensation: The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized (see Note J).

         Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method (see Note B).

         Goodwill and Other Intangible Assets: Goodwill and other intangible assets, principally trademarks and patents, are being amortized using the straight-line method over periods ranging from 5 to 40 years for acquisitions prior to July 1, 2001. During the periods presented, the Company continually evaluated whether events or circumstances occurred which would indicate that the carrying value may not be recoverable or that the useful life warrants revision. When events or circumstances indicated, the Company analyzed the future recoverability of the asset using an estimate of the related undiscounted future cash flows of the related business, and recognized any adjustment to the asset's carrying value on a current basis. Accumulated amortization of goodwill and other intangible assets at April 30, 2002 and 2001, was $34,189,000 and $30,300,000, respectively.

Effective May 1, 2002, the Company is required to adopt Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). In accordance with this standard, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to impairment testing. Intangible assets with finite lives will continue to be amortized over their useful lives. SFAS 142 requires an initial goodwill and indefinite lived intangible asset impairment assessment in the year of adoption and, at a minimum, annual impairment tests thereafter. The discontinuation of goodwill and indefinite lived intangible asset amortization in fiscal 2003 will increase operating income by approximately $3,500,000. The Company has not completed its initial asset impairment assessment as required in adopting SFAS 142.

         Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 15 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed. Total rental expense in fiscal 2002, 2001, and 2000 totaled $10,430,000, $11,827,000, and $10,242,000, respectively. Rental expense for cold storage facilities, which is based on quantities stored, amounted to $2,324,000, $3,319,000, and $1,490,000 in fiscal 2002, 2001, and 2000, respectively.

         Software Costs: The Company capitalizes significant costs associated with the development and installation of internal use software. Amounts capitalized are amortized over the estimated useful lives of the software, ranging from 3 to 7 years, beginning with the project's completion. Net capitalized software costs as of April 30, 2002 and 2001, were $28,173,000 and $29,805,000, respectively, of which $3,484,000 and $7,382,000 were included in construction in progress. Interest costs of $524,000, $891,000, and $1,069,000 were capitalized during fiscal 2002, 2001, and 2000, respectively.

         Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

         Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $15,525,000, $14,178,000, and $12,855,000 in fiscal
2002, 2001, and 2000, respectively.

         Recently Issued Accounting Standards: In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also provides new criteria to determine whether an acquired intangible asset should be recognized separately from goodwill. The adoption of SFAS 141 had no impact on the Company's results of operations or financial condition.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale, and to be disposed of by sale. SFAS 144 is effective for the Company as of May 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Company's results of operations or financial condition.

         Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

         Risks and Uncertainties: In the domestic markets, the Company's products are primarily sold through brokers to food retailers, food wholesalers, club stores, mass merchandisers, military commissaries, health and natural food stores, foodservice distributors and chain operators including hotels and restaurants, schools and other institutions, and to other food manufacturers. The Company's distribution outside the United States is principally in Canada, Australia, Brazil, Mexico, China and the Pacific Rim, Europe, and the Middle East. The fruit raw materials used by the Company are generally purchased from independent growers and suppliers. Because of the seasonal nature and volatility of quantities of most of the crops on which the Company depends, it is necessary to prepare and freeze stocks of fruit and fruit juices and to maintain them in cold storage warehouses. The Company believes there is no concentration of risk with any single customer or supplier whose failure or nonperformance would materially affect the Company's results. In addition, the Company insures its business and assets in each country against insurable risks, as and to the extent that it deems appropriate, based upon an analysis of the relative risks and costs. The Company believes that the risk of loss from noninsurable events would not have a material adverse effect on the Company's operations as a whole.

Note B:  Change in Accounting Principle

During the fourth quarter of fiscal 2002, the Company changed its method of accounting for certain inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The effect of the change on fiscal 2002 net income and previously reported quarterly results in fiscal 2002 was not significant. The impact of the retroactive restatement on retained earnings as of May 1, 1999, was an increase of $7,219,000.

The effect of the change on previously reported net income and per share amounts is as follows:

                                                                        Year Ended April 30,
    -------------------------------------------------------------------------------------------------
    (Dollars in thousands, except per share data)                             2001             2000
    -------------------------------------------------------------------------------------------------
    Net income:
        Net income, as previously stated using the LIFO
           method                                                         $ 30,667         $ 26,357
        Effect of the change to the FIFO method                             (3,461)             (84)
    -------------------------------------------------------------------------------------------------
    Net income, as restated                                               $ 27,206         $ 26,273
    -------------------------------------------------------------------------------------------------

    Earnings per Common Share:
        Net income per Common Share, as previously stated using
           the LIFO method                                                $   1.21         $   0.92
        Effect of the change to the FIFO method                              (0.14)             ---
    -------------------------------------------------------------------------------------------------
    Net income per Common Share, as restated                              $   1.07         $   0.92
    -------------------------------------------------------------------------------------------------

      The Company adopted LIFO in fiscal 1977, when it was experiencing significant inflation in the cost of fruit and other raw materials, in order to better match current costs with current revenues. However, during the last ten years, on a cumulative basis, the Company has experienced deflation in fruit costs, primarily resulting from the global sourcing of fruit. The Company believes this trend will continue. The change to FIFO will conform all of the Company's inventory accounting to FIFO and will align the Company's inventory accounting with the majority of consumer product food companies. Further, the change to FIFO will result in an improvement to reporting interim results by eliminating the fluctuations resulting from the need to estimate the Company's fruit costs before the completion of the growing seasons and final pricing by vendors.

Note C:  Subsequent Event

On June 1, 2002, the Company merged the "Jif" peanut butter and "Crisco" shortening and oils businesses of The Procter & Gamble Company (P&G) with and into the Company in a tax-free stock transaction. Under the terms of the agreement, P&G spun off its "Jif" and "Crisco" businesses to its shareholders and immediately thereafter those businesses were merged with and into the Company. P&G shareholders received one Company Common Share for every 50 P&G common shares that they held as of the record date for the distribution of the "Jif" and "Crisco" businesses to the P&G shareholders. The Company's shareholders received 0.9451 of a new Company Common Share for each Company Common Share that they held immediately prior to the merger. Approximately 26,000,000 Common Shares were issued to the P&G shareholders resulting in an aggregate purchase price of approximately $781,000,000 based on the average market price of the Company's Common Shares over the period from three days before to three days after the terms of the acquisition were announced. Upon completion of the merger, the Company had 49,531,376 shares outstanding.

The merger and the combination of three brands - "Smucker's", "Jif" and "Crisco"
- enhances the Company's strategic and market position. For accounting purposes, the Company is the acquiring enterprise. The merger was accounted for as a purchase business combination. Accordingly, the results of the "Jif" and "Crisco" operations will be included in the Company's fiscal 2003 consolidated financial statements from the date of the merger.

The purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company will determine the estimated fair values based on independent appraisals, discounted cash flows, quoted market prices, and estimates made by management. To the extent that the purchase price exceeds the fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill.

The following table summarizes the initial estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price is preliminary and subject to adjustment following completion of the valuation process.

(Dollars in thousands)                                        June 1, 2002
---------------------------------------------------------------------------
Assets:
   Tangible assets                                                $156,460
   Intangible assets not subject to amortization                   280,000
   Intangible assets subject to amortization (15 year
    weighted-average useful life)                                   37,333
   Goodwill                                                        454,094
---------------------------------------------------------------------------
Total assets acquired                                              927,887
===========================================================================
Total liabilities assumed                                         (146,887)
===========================================================================
Net assets acquired                                               $781,000
===========================================================================

The $454,094,000 of goodwill relates to the domestic segment and will not be deductible for tax purposes.

Had the merger of the "Jif" and "Crisco" businesses with and into the Company occurred at the beginning of fiscal 2001, pro forma consolidated results would have been as follows:

                                                          Year Ended April 30,
 ------------------------------------------------------------------------------
 (Dollars in thousands)                                  2002             2001
 ------------------------------------------------------------------------------
 Net sales                                         $1,283,000       $1,267,000
 Operating income, excluding indirect
    expenses of the "Jif" and "Crisco"
    businesses                                       $235,000         $230,000
 ==============================================================================


Note D:  Operating Segments

The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: domestic and international. The domestic segment represents the aggregation of the consumer, foodservice, beverage, specialty foods, and industrial business areas. Food products are distributed through various retail channels including grocery, mass retail, military, club store, health food, and specialty food markets along with restaurants, health care facilities, schools, and other institutions throughout the United States. These products include a variety of fruit spreads, dessert toppings, peanut butters, frozen peanut butter and jelly sandwiches, industrial fruit products, fruit and vegetable juices, beverages, syrups, condiments, and gift packages. The international segment consists of products that are similar in nature to those in the domestic segment but are distributed to geographical markets outside of the United States.

The following table sets forth reportable segment information:


                                                                                      Year Ended April 30,
------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                        2002              2001              2000
------------------------------------------------------------------------------------------------------------------------
Net sales:
  Domestic                                                               $ 590,327         $ 557,921         $ 551,324
  International                                                             96,821            93,321            90,561
------------------------------------------------------------------------------------------------------------------------
Total net sales                                                          $ 687,148         $ 651,242         $ 641,885
========================================================================================================================

Depreciation:
  Domestic                                                               $  21,838         $  20,484         $  19,789
  International                                                              2,094             2,037             1,885
------------------------------------------------------------------------------------------------------------------------
Total depreciation                                                       $  23,932         $  22,521         $  21,674
========================================================================================================================

Segment profit:
  Domestic                                                               $ 101,530         $  87,276         $  89,570
  International                                                              9,949             8,415            10,387
------------------------------------------------------------------------------------------------------------------------
Total segment profit                                                       111,479            95,691            99,957
========================================================================================================================
  Interest income                                                            2,181             2,918             2,706
  Interest expense                                                          (9,207)           (7,787)           (3,111)
  Amortization expense                                                      (4,625)           (4,400)           (4,524)
  Nonrecurring charge                                                          ---            (2,152)          (14,492)
  Corporate administrative expenses                                        (46,681)          (39,443)          (39,371)
  Merger and integration costs                                              (5,031)              ---               ---
  Other unallocated income (expenses)                                        2,082              (335)              234
------------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of change in
  accounting method                                                      $  50,198         $  44,492         $  41,399
========================================================================================================================

Assets:
  Domestic                                                               $ 438,644         $ 402,021         $ 399,237
  International                                                             86,248            77,083            78,461
------------------------------------------------------------------------------------------------------------------------
Total assets                                                             $ 524,892         $ 479,104         $ 477,698
========================================================================================================================

Long-lived assets:
  Domestic                                                               $ 211,380         $ 210,222         $ 207,478
  International                                                             33,699            33,640            38,774
------------------------------------------------------------------------------------------------------------------------
Total long-lived assets                                                  $ 245,079         $ 243,862         $ 246,252
========================================================================================================================

Expenditures for additions to long-lived assets:
  Domestic                                                               $  26,371         $  27,714         $  26,012
  International                                                              2,682             1,671            13,824
------------------------------------------------------------------------------------------------------------------------
Total expenditures for additions to
   long-lived assets                                                        29,053            29,385            39,836
========================================================================================================================
   Current assets and liabilities included in
      businesses acquired,  net of cash acquired                               125               ---             1,460
------------------------------------------------------------------------------------------------------------------------
Total of additions to property, plant, and equipment and
   businesses acquired, net of cash acquired                             $  29,178         $  29,385         $  41,296
------------------------------------------------------------------------------------------------------------------------

Segment profit represents revenue less direct and allocable operating expenses and excludes pretax nonrecurring charges of $2,152,000, relating to the domestic segment in fiscal 2001 and $13,536,000 and $956,000, relating to the domestic and international segments, respectively in fiscal 2000 (see Note E).

The following table presents product sales information:

                                             Year Ended April 30,
  -----------------------------------------------------------------------------
                             2002                  2001                 2000
  -----------------------------------------------------------------------------
  Fruit spreads                37%                   38%                  39%
  Industrial ingredients       16                    15                   15
  Portion control              11                    12                   12
  Juices and beverages         10                    10                   10
  Toppings and syrups           8                     9                    9
  Peanut butter                 7                     7                    7
  Other                        11                     9                    8
  -----------------------------------------------------------------------------
  Total                       100%                  100%                 100%
  =============================================================================

Note E:  Nonrecurring Charge

During fiscal 2001, the Company finalized the sale of the Pottstown manufacturing facility, representing a continuation of the Company's divestiture of the "Mrs. Smith's" pie business. In connection with this sale, the Company recorded a nonrecurring, noncash charge of $2,152,000 ($1,313,000 net of tax), or $0.05 per share. This transaction represented the final nonrecurring charge relating to the review of certain businesses and assets as discussed below.

During fiscal 2000, the Company recorded a nonrecurring, noncash charge of $14,492,000 ($9,626,000 net of tax), or $0.34 per share. This charge was the result of a financial review by the Company of its businesses and assets, with a focus on those assets considered nonstrategic or underperforming. Approximately $10,700,000 of the charge resulted from the write-down of the carrying value of certain intangible assets, primarily goodwill, resulting from previous acquisitions of the "After The Fall" (ATF) beverage business in fiscal 1994 and "Kraft" brand fruit spreads acquired in fiscal 1997. The impairment charge related to the ATF intangible assets was prompted by a declining sales trend beginning in fiscal 1996 despite attempts by the Company to reverse this trend. The impairment charge related to the "Kraft" intangible assets resulted from sharp sales declines following the Company's relaunch of the products under the "Sunberry Farms" brand. Both of these acquisitions are included in the domestic segment. In addition, certain capitalized costs associated with unused or abandoned software acquired as part of the

Company's information technology reengineering project and other abandoned fixed assets were written off.

The write-down of the intangible assets was based on the Company's estimate of fair market value using future discounted cash flows projected to be generated by the respective assets under review over their estimated useful lives. Based upon the results of this analysis, the expected useful lives of the assets were reduced from periods ranging from five to forty years, to a range of two to ten years.

Note F:  Earnings per Share

The following table sets forth the computation of earnings per Common Share and earnings per Common Share - assuming dilution:

                                                                                 Year Ended April 30,
------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                         2002                 2001                 2000
------------------------------------------------------------------------------------------------------------------------

Numerator:
   Net income for earnings per Common Share and earnings
      per Common Share - assuming dilution                     $    30,851          $    27,206          $    26,273
------------------------------------------------------------------------------------------------------------------------
Denominator:
   Denominator for earnings per Common Share -
      weighted-average shares                                   24,457,194           25,428,117           28,670,770
   Effect of dilutive securities:
      Stock options                                                336,582              148,698               56,380
      Restricted stock                                              64,297               81,442               23,205
------------------------------------------------------------------------------------------------------------------------
   Denominator for earnings per Common Share - assuming
      dilution                                                  24,858,073           25,658,257           28,750,355
========================================================================================================================

Net income per Common Share                                    $      1.26          $      1.07          $      0.92
========================================================================================================================

Net income per Common Share - assuming dilution                $      1.24          $      1.06          $      0.91
========================================================================================================================

Note G:  Mergers and Acquisitions

During fiscal 2002, the Company utilized cash on hand to complete one acquisition for $5,714,000. The acquisition was accounted for as a purchase business combination and the results of operations of the acquired company were included in the consolidated results of the Company from the acquisition date. As a result of this acquisition, approximately $1,702,000 in goodwill and $3,887,000 in other intangible assets were recorded in fiscal 2002. As the acquisition occurred subsequent to July 1, 2001, the resulting goodwill was not amortized during fiscal 2002. The other intangible assets are being amortized over their estimated useful life of ten years.

During fiscal 2000, the Company utilized cash on hand to complete two acquisitions for a total of $9,056,000. Each of the acquisitions was accounted for as a purchase business combination and the results of operations of the acquired companies were included in the consolidated results of the Company from their respective acquisition dates. As a result of these acquisitions, approximately $2,869,000 in goodwill and $2,213,000 of other intangible assets were recorded in fiscal 2000.

Note H:  Pensions and Other Postretirement Benefits

The Company has pension plans covering substantially all of its domestic employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded, defined postretirement plans that provide health care and life insurance benefits to substantially all active and retired domestic employees not covered by certain collective bargaining agreements, and their covered dependents and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained 10 years of credited service.

Net periodic benefit cost included the following components:

                                                         Defined Benefit Pension                 Other Postretirement
(Dollars in thousands)                                            Plans                               Benefits
--------------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                   2002       2001        2000           2002        2001        2000
--------------------------------------------------------------------------------------------------------------------------

Service cost                                        $ 2,414    $ 2,133     $ 2,216         $  506       $ 424      $  513
Interest cost                                         5,504      5,303       4,668            737         673         717
Expected return on plan assets                       (6,444)    (6,571)     (6,053)           ---         ---         ---
Amortization of prior service cost (credit)           1,087      1,086         927            (61)        (61)        (61)
Amortization of initial net asset                      (234)      (142)        (91)           ---         ---         ---
Recognized net actuarial gain                          (177)      (823)       (272)          (160)       (218)        (28)

--------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                           $ 2,150    $   986     $ 1,395         $1,022       $ 818      $1,141
==========================================================================================================================

The following table sets forth the combined status of the plans as recognized in the consolidated balance sheets:


                                                           Defined Benefit          Other Postretirement
                                                            Pension Plans                Benefits
------------------------------------------------------------------------------------------------------------
                                                               April 30,                 April 30,
------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                     2002         2001         2002         2001
------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of the year          $ 74,898     $ 67,670     $  9,991     $  8,560
    Service cost                                          2,414        2,133          506          424
    Interest cost                                         5,504        5,303          737          673
    Amendments                                              197           30           --           --
    Actuarial loss                                        1,457        2,529          887          522
    Participant contributions                                --           --          193          188
    Benefits paid                                        (3,017)      (2,767)        (526)        (376)
------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of the year                $ 81,453     $ 74,898     $ 11,788     $  9,991
============================================================================================================

Change in plan assets:
  Fair value of plan assets at beginning of the year   $ 72,685     $ 74,226     $     --     $     --
   Actual return on plan assets                          (2,499)         510           --           --
   Company contributions                                  1,578          716          333          188
   Participant contributions                                 --           --          193          188
   Benefits paid                                         (3,017)      (2,767)        (526)        (376)
------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of the year         $ 68,747     $ 72,685     $     --     $     --
============================================================================================================

Net amount recognized:
  Funded status of the plans                           $(12,706)    $ (2,213)    $(11,788)    $ (9,991)
  Unrecognized net actuarial loss (gain)                  1,370       (9,208)      (2,433)      (3,480)
  Unrecognized prior service cost (credit)                9,332       10,222         (692)        (753)
  Unrecognized initial asset                               (765)        (999)          --           --
------------------------------------------------------------------------------------------------------------
Net benefit liability recognized                       $ (2,769)    $ (2,198)    $(14,913)    $(14,224)
============================================================================================================

Prepaid benefit costs                                  $  5,589     $  5,582     $     --     $     --
Accrued benefit liability                               (13,996)     (10,239)     (14,913)     (14,224)
Intangible asset                                          4,410        2,459           --           --
Minimum pension liability                                 1,228           --           --           --
------------------------------------------------------------------------------------------------------------
Net benefit liability recognized                       $ (2,769)    $ (2,198)    $(14,913)    $(14,224)
============================================================================================================

Weighted average assumptions:
  Discount rate                                            7.25%        7.50%        7.25%        7.50%
  Expected return on plan assets                           9.00%        9.00%          --           --
  Rate of compensation increase                            4.50%        4.50%          --           --
============================================================================================================

For fiscal 2003, the assumed health care cost trend rates are 8.5% for all participants. The rate for participants under age 65 is assumed to decrease to 5% in 2007. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefit obligation and periodic other postretirement benefit cost reported. A one percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2002:


                                                                 One Percentage Point
-------------------------------------------------------------------------------------------
(Dollars in thousands)                                          Increase         Decrease
-------------------------------------------------------------------------------------------
Effect on total service and interest cost components            $   270          $  (213)
Effect on benefit obligation                                    $ 1,999          $(1,597)
===========================================================================================

The projected benefit obligation and plan assets applicable to pension plans with projected benefit obligations in excess of plan assets was $36,626,000 and $20,065,000, respectively, at April 30, 2002, and $32,876,000 and $19,979,000,
respectively, at April 30, 2001.

Pension plan assets consist of listed stocks and government obligations, including 336,000 of the Company's Common Shares at April 30, 2002 and 2001. The market value of these shares is $11,659,000 at April 30, 2002. The Company paid dividends of $215,000 on these shares during the year. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits.

The Company also charged to operations approximately $958,000, $870,000, and $854,000 in fiscal 2002, 2001, and 2000, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of the labor contracts. The Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under such plans.

In addition, certain of the Company's active employees participate in multiemployer plans which provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,851,000, $1,719,000, and $1,687,000 in fiscal 2002, 2001, and 2000, respectively.

Note I:  Savings Plans

         ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust
(ESOP) for domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company's Common Shares in amounts not to exceed a total of 1,200,000 unallocated Common Shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years. ESOP loans bear interest at 1/2% over prime and are payable as shares are allocated to participants. Interest incurred on ESOP debt was $538,000, $768,000, and $846,000 in fiscal 2002, 2001, and 2000, respectively. Contributions to the plan are made annually in amounts sufficient to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $336,000, $362,000, and $363,000 in fiscal 2002, 2001, and 2000, respectively. The principal payments received from the ESOP in fiscal 2002, 2001, and 2000 were $364,000, $297,000, and $303,000, respectively.

As permitted by Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans (SOP 93-6), the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2002, the ESOP held 525,048 unallocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

         401(k) Plan: The Company offers employee savings plans under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in fiscal 2002, 2001, and 2000 were $1,445,000, $1,421,000, and $1,193,000, respectively.


Note J:  Stock Benefit Plans

The Company provides for equity-based incentives to be awarded to key employees through the 1998 Equity and Performance Incentive Plan, the Restricted Stock Bonus Plan adopted in 1979, and the 1987 Stock Option Plan, and to nonemployee directors through the Nonemployee Director Stock Option Plan adopted in fiscal 2002.

         1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted stock, which may include performance criteria, as well as stock appreciation rights, deferred shares, and performance shares. At April 30, 2002, there are 797,522 Common Shares available for future issuance under this plan. Of this total amount available for issuance, the amount of restricted stock available for issuance is limited to 436,700 Common Shares. Restricted stock issued under this plan is subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. All restricted shares issued to date under the plan are subject to a four-year forfeiture period. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant.

         Restricted Stock Bonus Plan: Shares awarded under this plan contain certain restrictions for four years relating, among other things, to forfeiture in the event of termination of employment and to transferability. Shares awarded are issued as of the date of the award and a deferred compensation charge is recorded at the market value of the shares on the date of the award. The deferred compensation charge is recognized as expense over the period during which restrictions are in effect. There are no Common Shares available for future issuance under this plan. In fiscal 2002 and 2000, 49,200 and 82,000 Common Shares were awarded under this plan, respectively. No awards were granted in fiscal 2001.

         1987 Stock Option Plan: Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 554,827 Common Shares available for future grant under this plan.

         Nonemployee Director Stock Option Plan: This plan provides for the issuance of 1,500 stock options to nonemployee directors annually, on September 1 of each year. Options granted under this plan become exercisable six months after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 100,000 Common Shares available for future grant under this plan. No grants were made under this plan in fiscal 2002 due to the pending "Jif" and "Crisco" transaction.

As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123), the Company has elected to account for the stock options under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). If compensation costs for the stock options granted in fiscal 2002, 2001, and 2000 had been determined based on the fair market value method of SFAS 123, the Company's pro forma net income and earnings per share would have been:


                                                                           Year Ended April 30,
----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                       2002           2001           2000
----------------------------------------------------------------------------------------------------------
Net income
   As reported                                                     $30,851        $27,206       $26,273
   Pro forma                                                        29,790         26,018        25,229
Net income per Common Share
   As reported                                                       $1.26          $1.07         $0.92
   Pro forma                                                          1.22           1.02          0.88
Net income per Common Share - assuming dilution
   As reported                                                       $1.24          $1.06         $0.91
   Pro forma                                                          1.20           1.01          0.88
==========================================================================================================

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:


                                                     Year Ended April 30,
------------------------------------------------------------------------------
                                                       2001          2000
------------------------------------------------------------------------------
Average expected term (years)                             5             5
Risk-free interest rate                                5.75%         6.20%
Dividend yield                                         2.60%         2.50%
Volatility                                            27.00%        26.00%
------------------------------------------------------------------------------
Fair value of options granted                        $ 6.13        $ 5.22
==============================================================================

A summary of the Company's stock option activity, and related information follows:


                                                                              Weighted-
                                                                                Average
                                                                               Exercise
                                                            Options              Price
----------------------------------------------------------------------------------------
Outstanding at May 1, 1999                                 2,525,702           $21.41
   Granted                                                   409,000            18.22
   Exercised                                                (245,734)           18.50
   Forfeited                                                 (47,000)           18.78
----------------------------------------------------------------------------------------
Outstanding at April 30, 2000                              2,641,968           $21.24
   Granted                                                   411,000            23.63
   Exercised                                                (562,261)           18.45
   Forfeited                                                (178,324)           23.93
----------------------------------------------------------------------------------------
Outstanding at April 30, 2001                              2,312,383           $22.13
   Granted                                                       ---              ---
   Exercised                                                (614,832)           23.59
   Forfeited                                                 (31,135)           29.90
----------------------------------------------------------------------------------------
Outstanding at April 30, 2002                              1,666,416           $21.45

Exercisable at April 30, 2000                              1,918,301           $21.66
Exercisable at April 30, 2001                              1,558,282           $22.41
Exercisable at April 30, 2002                              1,298,028           $21.28
========================================================================================

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 2002, under the Company's stock benefit plans:


                                                               Weighted-
                                                Weighted-       Average                          Weighted-
                                                 Average       Remaining                          Average
           Range of                             Exercise      Contractual                        Exercise
       Exercise Prices       Outstanding          Price       Life (years)      Exercisable        Price
--------------------------------------------------------------------------------------------------------------
    $15.94--$23.00          866,762               $18.90         5.9              758,031          $18.99
    $23.01--$31.50          799,654               $24.21         6.0              539,997          $24.49
==============================================================================================================

The following table summarizes the Company's stock benefit plans in two categories - plans that have been approved by shareholders, and plans that have not:


                                           Number of Common                                Number of Common Shares
                                          Shares to be issued         Weighted-average      available for future
                                             upon exercise of         exercise price of     issuance under equity
Plan Category                             outstanding options        outstanding options     compensation plans
-------------------------------------------------------------------------------------------------------------------
Stock benefit plans approved
   by shareholders                              1,666,416                   $21.45                 1,452,349
Stock benefit plans not approved
   by shareholders                                    ---                      ---                       ---
------------------------------------------------------------------------------------------------------------------
Total stock benefit plans                       1,666,416                   $21.45                 1,452,349
==================================================================================================================

Note K: Long-Term Debt and Financing Arrangements


Long-term debt consists of the following:



                                                                    April 30,
--------------------------------------------------------------------------------------
(Dollars in thousands)                                         2002            2001
--------------------------------------------------------------------------------------
6.77% Senior Notes due June 1, 2009                         $ 75,000        $ 75,000
7.70% Series A Senior Notes due September 1, 2005             17,000          17,000
7.87% Series B Senior Notes due September 1, 2007             33,000          33,000
7.94% Series C Senior Notes due September 1, 2010             10,000          10,000
--------------------------------------------------------------------------------------
Total long-term debt                                        $135,000        $135,000
======================================================================================

The notes are unsecured and interest is paid semiannually. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreements. The Company is in compliance with all covenants.

During fiscal 2002, the Company entered into interest rate swap agreements in order to manage interest rate exposure and minimize financing costs. Effectively, the Company converted $17 million of fixed-rate debt (7.70% notes due in September 2005) and $33 million of fixed-rate debt (7.87% notes due in September 2007) to variable-rate debt with an effective interest rate of 4.88% at April 30, 2002. The interest rate swaps are considered fair value hedges and are 100% effective. As a result, the mark-to-market value of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains or losses in other expense. The interest rate swaps had a fair value of $508,000 at April 30, 2002, with the corresponding adjustment to long-term debt included in other noncurrent liabilities. The fair value of interest rate swap agreements, obtained from the respective financial institutions, is based on current rates of interest and is computed as the net present value of the remaining exchange obligations under the terms of the contract.

Interest paid totaled $9,800,000, $8,328,000, and $2,293,000 in fiscal 2002,
2001, and 2000, respectively.

Financing arrangements: The Company has uncommitted lines of credit providing up to $90,000,000 for short-term borrowings. No amounts were outstanding at April 30, 2002. The interest rate to be charged on any outstanding balance is based on prevailing market rates.

Note L:  Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:


                                                                             April 30,
---------------------------------------------------------------------------------------------
(Dollars in thousands)                                                   2002          2001
---------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                                                       $10,150       $12,639
   Software and other deferred expenses                                 4,898         3,242
   Change in inventory accounting method                                1,769           ---
   Other (each less than 5% of total liabilities)                       1,782           658
---------------------------------------------------------------------------------------------
Total deferred tax liabilities                                         18,599        16,539
=============================================================================================
Deferred tax assets:
   Postretirement benefits other than pensions                          6,136         6,034
   Other employee benefits                                              5,091         4,679
   Intangible assets                                                    3,337         3,396
   Other (each less than 5% of total assets)                            4,039         4,003
---------------------------------------------------------------------------------------------
Total deferred tax assets                                              18,603        18,112
Valuation allowance for deferred tax assets                            (1,560)       (1,522)
---------------------------------------------------------------------------------------------
Total deferred tax assets less allowance                               17,043        16,590
=============================================================================================
Net deferred tax (liability) asset                                    $(1,556)      $    51
=============================================================================================


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

Income before income taxes and cumulative effect of change in accounting method is as follows:


                                                                                       Year Ended April 30,
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                         2002             2001              2000
----------------------------------------------------------------------------------------------------------------------
Domestic                                                                    $44,668          $40,809           $36,584
Foreign                                                                       5,530            3,683             4,815
----------------------------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of
   change in accounting method                                              $50,198          $44,492           $41,399
======================================================================================================================


The components of the provision for income taxes are as follow:


                                                                                        Year Ended April 30,
----------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                         2002             2001              2000
----------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                                  $13,447          $10,681           $15,000
   Foreign                                                                    2,449            1,938             2,048
   State and local                                                            1,906            1,635             1,950
Deferred                                                                      1,545            2,040            (3,872)
----------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                    $19,347          $16,294           $15,126
======================================================================================================================


A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:


Percent of Pretax Income                                                             Year Ended April 30,
--------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                         2002             2001              2000
--------------------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                              35.0%            35.0%             35.0%
Increase (decrease) in income taxes resulting from:
   State and local income taxes, net of federal income
     tax benefit                                                                2.5              2.1               3.1
   Research credits                                                            (1.9)            (0.8)             (1.6)

   Other items                                                                  2.9              0.3               ---

--------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                      38.5%            36.6%             36.5%
==========================================================================================================================

Income taxes paid                                                           $15,736          $17,792           $19,761
==========================================================================================================================


Note M:  Common Shares

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

         Voting: The Company's Amended Articles of Incorporation provide that holders of the Company's Common Shares generally will be entitled to cast one vote per share on matters submitted to a vote of the shareholders. There are certain matters specified in the Amended Articles (including any matters that relate to or would result in the dissolution or liquidation of the Company; the amendment of the articles of incorporation or regulations of the Company other than any amendment that increases the number of votes to which holders of new Common Shares are entitled or expand the matters to which time phase voting applies; any proposal or other action to be taken by shareholders relating to the Company's shareholder rights plan or any successor plan; any matter relating to any benefit, stock option, compensation, or other similar plan; any matter that relates to or may result in a change in control of the Company including any merger, consolidation, majority share acquisition, control share acquisition, sale or other disposition of all, or substantially all, of the Company's assets; or any matter relating to the issuance, redemption, or repurchase of shares of the Company or any of its subsidiaries), however, with respect to which parties acquiring the Company's Common Shares will be entitled to cast one vote per share until they have held their shares for four years, after which time they will be entitled to cast ten votes per share on those specified matters.

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

The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights, other than rights that have become void, for Common Shares. Under this option, the Company would issue one Common Share for each right, in each case subject to adjustment in certain circumstances.

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




         Timothy P. Smucker                Steven J. Ellcessor
         Chairman and Co-Chief             Vice President -- Finance and
         Executive Officer                 Administration, Secretary, and Chief
                                           Financial Officer