Form 10-K, Exhibit 13
period 2003-04-30
SMUCKER J M CO
filed 2003-07-24
CIK 91419

                                                                      Exhibit 13

Five-Year Summary of Selected Financial Data

The following table presents selected financial data for each of the five years in the period ended April 30, 2003, as restated to reflect the effect of the merger exchange ratio discussed in Note C to the consolidated financial statements. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Capital Resources and Liquidity" and the consolidated financial statements and notes thereto.

                                                                                    Year Ended April 30,
-----------------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)               2003           2002            2001             2000           1999
----------------------------------------------------------------------------------------------------------------------------------
Statement of Income:
   Net sales                                             $1,311,744     $  687,148      $   651,242      $  641,885     $  612,662
   Income before cumulative effect of change in
     accounting method                                   $   96,342     $   30,851      $    28,198      $   26,273     $   38,233
   Cumulative effect of change in accounting
     method                                                     ---            ---             (992)            ---            ---
----------------------------------------------------------------------------------------------------------------------------------
   Net income                                            $   96,342     $   30,851      $    27,206      $   26,273     $   38,233
==================================================================================================================================
Financial Position:
   Long-term debt                                        $  135,000     $  135,000      $   135,000      $   75,000     $      ---
   Total assets                                           1,615,407        524,892          479,104         477,698        437,657
   Shareholders' equity                                   1,124,171        280,144          250,785         320,608        331,548
==================================================================================================================================
Other Data:
   Earnings per common share:
     Income before cumulative effect of change in
       accounting method                                 $     2.04     $     1.33      $      1.17      $     0.97     $     1.39
     Cumulative effect of change in accounting
       method                                                   ---            ---            (0.04)            ---            ---
----------------------------------------------------------------------------------------------------------------------------------
     Net income                                          $     2.04     $     1.33      $      1.13      $     0.97     $     1.39
==================================================================================================================================
     Income before cumulative effect of change in
       accounting method - assuming dilution             $     2.02     $     1.31      $      1.16      $     0.97     $     1.38
     Cumulative effect of change in accounting
       method - assuming dilution                               ---            ---            (0.04)            ---            ---
----------------------------------------------------------------------------------------------------------------------------------
     Net income - assuming dilution                      $     2.02     $     1.31      $      1.12      $     0.97     $     1.38
==================================================================================================================================

   Dividends declared per common share                   $     0.83     $     0.68      $      0.68      $     0.65     $     0.60
==================================================================================================================================

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2003 and 2002, as restated to reflect the effect of the merger exchange ratio discussed in Note C to the consolidated financial statements.

(Dollars in thousands, except per share data)
-------------------------------------------------------------------------------------------
                                                                                 Net Income
                                                                         Net        per
                                                                       Income      Common
                                                                         per      Share -
                   Quarter           Net        Gross         Net      Common     Assuming
                    Ended           Sales       Profit      Income      Share     Dilution
-------------------------------------------------------------------------------------------
Fiscal 2003       July 31, 2002    $274,936    $ 92,352    $ 16,017    $ 0.39    $     0.39
               October 31, 2002     366,975     126,412      29,087      0.59          0.58
               January 31, 2003     340,826     122,931      27,993      0.56          0.56
                 April 30, 2003     329,007     114,386      23,245      0.47          0.46
-------------------------------------------------------------------------------------------
Fiscal 2002       July 31, 2001    $169,792    $ 57,180    $  8,547    $ 0.37    $     0.37
               October 31, 2001     172,844      55,820       7,704      0.34          0.33
               January 31, 2002     168,392      55,001       7,947      0.34          0.34
                 April 30, 2002     176,120      56,990       6,653      0.28          0.28
-------------------------------------------------------------------------------------------

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

Stock Price Data

The Company's common shares are listed on the New York Stock Exchange - ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared as restated to reflect the effect of the merger exchange ratio discussed in Note C to the consolidated financial statements. There were 131,570 shareholders of record as of June 16, 2003.

                Quarter Ended        High         Low      Dividends
--------------------------------------------------------------------
Fiscal 2003       July 31, 2002    $  37.50    $  28.71    $    0.20
               October 31, 2002       38.84       32.03         0.20
               January 31, 2003       42.25       33.30         0.20
                 April 30, 2003       40.80       33.00         0.23
--------------------------------------------------------------------
Fiscal 2002       July 31, 2001    $  29.38    $  25.30    $    0.17
               October 31, 2001       38.20       25.29         0.17
               January 31, 2002       39.92       32.80         0.17
                 April 30, 2002       38.78       32.06         0.17
--------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

On June 1, 2002, the Company merged the "Jif" peanut butter and "Crisco" shortening and oils businesses of The Procter & Gamble Company with and into the Company in a tax-free stock transaction. As a result, earnings per share for all fiscal years have been restated to reflect the effect of the merger exchange ratio of 0.9451 on the weighted-average shares outstanding.

With the addition of the "Jif" and "Crisco" businesses, the Company realigned its business segment structure. Reportable segments have been restated to conform to the new structure, which consists of two reportable segments: U.S. retail market and special markets. The U.S. retail market segment is composed of the Company's consumer and consumer oils businesses and includes domestic sales of "Smucker's," "Jif," and "Crisco" branded products at retail. The special markets segment is composed of the foodservice, international, industrial, and beverage businesses.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL 2003 WITH FISCAL 2002

Sales in fiscal 2003 were $1,311.7 million, up 91 percent compared to $687.1 million in fiscal 2002. The "Jif" and "Crisco" brands contributed $571.0 million to sales from the close of the transaction on June 1, 2002. Excluding the "Jif" and "Crisco" contribution, sales increased $53.6 million or eight percent over the prior year. Sales in the U.S. retail market segment were $889.9 million, up $566.3 million, while special markets segment sales were $421.8 million compared to $363.5 million last year. Net income was $96.3 million, or $2.02 per share, in 2003 compared to $30.9 million, or $1.31 per share, last year. Net income includes merger and integration costs of $10.5 million, or $0.14 per share, in 2003 and $5.0 million, or $0.14 per share, in 2002. Also included in 2003 are approximately $2.5 million, or $0.03 per share, in restructuring costs.

In the U.S. retail market segment, "Jif" and "Crisco" contributed nearly 98 percent of the overall sales increase for the segment. Sales of "Smucker's" branded products increased five percent for the year as the Company realized increased sales in its fruit spreads, toppings, natural peanut butter, and "Goober " categories. The retail rollout during the year of "Smucker's Uncrustables" to 70 percent of the country also contributed to the segment's growth. The only area within the segment realizing a decline was the Company's specialty foods channel, which was down nine percent. Following the close of the merger, the Company initiated its strategic plans to increase marketing support for both "Jif" and "Crisco" through increased levels of advertising and promotional spending. As a result, both brands realized share-of-market gains, particularly "Jif", during the last half of 2003.

In the Company's special markets, sales were up 16 percent over 2002 with all business areas recording an increase in sales over the prior year. The majority of the increase occurred in the foodservice, international, and beverage business areas.

In foodservice, sales were up 16 percent due to a combination of growth in "Smucker's" traditional portion control items and increased distribution of "Smucker's Uncrustables" to the schools market. In the international area, sales were up 26 percent due primarily to the addition of "Crisco" in the Canadian market. Excluding "Jif" and "Crisco", Canada's business experienced good growth, up six percent in local currency. The Canadian business was favorably impacted by exchange rates throughout the year as sales were up nine percent in U.S. dollars, excluding the impact of "Jif" and "Crisco" sales. In Australia, the Henry Jones Foods business was up eight percent in U.S. dollars, but relatively flat in local currency due to competitive activity in the fruit spreads category. In Brazil, sales were up over 61 percent in local currency, but up 21 percent in U.S. dollars due to an unfavorable exchange rate impact. On the whole, exchange rates did not have a significant impact on international results, but they did fluctuate widely by country. Export sales increased 14 percent primarily due to increased sales to Latin American markets.

Beverage area sales were up 23 percent over the prior year, due primarily to increased sales of "R.W. Knudsen Family" and "Santa Cruz Organic" products and the success of new products introduced early in the fiscal year. Finally, sales in the Company's industrial business were up two percent for the year, despite the planned loss of approximately $21 million in sales resulting from the strategic decision to exit certain low-margin contracts. Helping to offset this loss was the full year inclusion of sales from the International Flavors & Fragrances Inc. (IFF) business, acquired in October 2001.

The Company's operating income was $164.5 million or 12.5 percent of sales for the year representing a significant increase in both dollars and as a percent of sales. This was attributed to improvements in both gross margin and lower selling, distribution, and administrative costs (SD&A) as a percent of sales. The Company's gross margin was 34.8 percent in 2003, compared to 32.7 percent in 2002. The addition of the higher-margin "Jif" and "Crisco" businesses and the impact of lower peanut costs resulting from the 2002 Farm Bill drove the overall improvement in gross margin. Excluding "Jif" and "Crisco", cost of products sold for the remainder of the Company's business was constant with the prior year, as raw material costs remained essentially flat. SD&A costs were 21.3 percent and
24.0 percent of sales in 2003 and 2002, respectively. The improvement in the expense ratio reflects the impact of the merger where the Company has been able to utilize its existing administrative infrastructure and thus allocate costs over a broader revenue base. The reduction in SD&A as a percent of sales was in-line with the Company's expectations from the merger. Marketing expenses increased at a greater rate than sales as the Company implemented its strategic plans to increase support against both the "Jif" and "Crisco" brands and to accelerate its rollout of "Uncrustables".

As of May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and in accordance with this pronouncement, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. The adoption of this standard resulted in a decrease in SD&A costs of approximately $3.5 million compared to 2002.

Interest expense decreased $0.5 million from 2002 due to the effect of favorable interest rate swaps, that reduced interest expense by $1.4 million. Interest income also decreased slightly despite an overall increase in investment balances due to lower interest rates throughout the year.

During the fourth quarter of 2003, the Company announced its plan to restructure certain operations as part of its ongoing efforts to optimize its production capacity, improve productivity and operating efficiencies, and lower the Company's overall cost base. These initiatives include reducing the Company's involvement in fruit processing, centralizing production and distribution of the fast growing "Uncrustables" product line, and significantly reducing the number of items available for sale. The program calls for the closing of three of the Company's plants - Watsonville, California; Woodburn, Oregon; and West Fargo, North Dakota. The Company will continue to process the majority of its requirements for strawberries and grapes, its two most significant fruit raw materials. The Company is confident that its decision to reduce its involvement in fresh fruit processing will not materially impact its ability to source fruit raw materials.

The Company expects to record a restructuring charge of approximately $18 million, of which approximately $2.5 million was recorded in the fourth quarter of 2003. The balance of the charge will be incurred over the next two fiscal years, with approximately $12 million to be recorded in fiscal 2004. Included in the restructuring charge are cash outlays of approximately $12 million that relate primarily to employee separation costs and equipment relocation expenses. The Company estimates that the annual pretax benefit from the plan will be approximately $10 million upon full implementation in fiscal 2006. These benefits represent a combination of a reduction in overhead related to the closed facilities and a reduction in "Uncrustables" operating costs.

COMPARISON OF FISCAL 2002 WITH FISCAL 2001

Sales in fiscal 2002 were $687.1 million, up six percent over the $651.2 million in sales in fiscal 2001. Excluding the impact of acquisitions, sales were up approximately $21 million or three percent. Sales in the U.S. retail market segment were $323.6 million, up three percent, while special markets segment sales were $363.5 million, an eight percent increase. Fiscal 2002 net income was $30.9 million, or $1.31 per share, compared to $27.2 million, or $1.12 per share, in 2001. Net income includes merger and integration costs of $5.0 million, or $0.14 per share, in 2002 and restructuring costs of $2.1 million, or $0.06 per share, and the cumulative effect of an accounting change of $1.6 million, or $0.04 per share, in 2001. During the fourth quarter of 2002, the Company elected to change the method of accounting for certain inventory from the last-in, first-out method to the first-in, first-out method. As a result, the Company restated its 2001 financial results, resulting in a reduction in net income of $3.5 million, or $0.14 per share.

Sales in the U.S. retail market segment were up three percent due primarily to increases in the grocery, club store, and mass retail business areas. These increases were offset by modest decreases in the military and consumer direct business areas. The Company's retail business increase was due mostly to new products and growth in "Sugar Free" fruit spreads, natural peanut butters, and "Goober" products. During the year, the Company discontinued selling its low-margin, value-priced "Sunberry Farms" brand. The Company's share of market in the fruit spreads category continued to grow, reaching an all-time high at the time, in excess of 40 percent across all retail segments.

Sales in the special markets segment were up eight percent due primarily to increases in the foodservice and industrial business areas. In the foodservice area, sales were up nine percent as sales and distribution of "Smucker's Uncrustables" to schools continued to increase. This new business helped offset a general softness in traditional foodservice sales, which were impacted during most of the year by the weak economy and declines in the travel and leisure industry following the events of September 11, 2001. Despite those events, the traditional foodservice business area realized an overall increase, up one percent over 2001.

Sales in the Company's industrial business area were up 11 percent for the year as a result of the acquisition of the IFF business. The IFF acquisition contributed approximately $13 million to domestic sales and $0.06 per share to earnings during the year. Sales in the beverage business area were up seven percent over 2001, due primarily to increased sales of "R.W. Knudsen Family" and "Santa Cruz Organic" products.

In the international business area, the Company's Canadian business continued to perform well, with sales increasing four percent in the local currency. Export sales increased three percent and sales in the Company's Mexican market increased 22 percent over 2001. Approximately $1.9 million of the $3.5 million increase in international sales was due to the addition of that portion of the business acquired from IFF that is located in Brazil. In Australia, the Henry Jones Foods business was up one percent in local currency compared to 2001. The impact of the strong U.S. dollar as compared primarily to the local currencies in Australia, Brazil, and Canada resulted in 2002 sales being approximately $5.4 million less than they would have been had exchange rates remained constant with exchange rates in 2001.

Company operating income was $54.8 million in 2002 compared to $49.2 million in 2001, an increase of 11 percent. The gross profit margin was 32.7 percent in 2002, compared to 31.8 percent in 2001. The cost of products sold for the majority of the Company's businesses was consistent with 2001, as raw material costs remained essentially flat. SD&A costs were 24.0 percent of sales, the same as 2001. The dollar increase in SD&A expenses was primarily due to higher amortization charges associated with previously capitalized information systems implementation costs. Marketing expenses were down one percent from 2001, due to lower expenditures in the beverage and consumer direct business areas.

Interest expense increased $1.4 million over 2001 as the long-term debt placement that was completed during the second quarter of 2001 was on the books for a full year in 2002. The Company capitalized approximately $0.5 million in interest during 2002 that was associated with the Company's information technology reengineering project. Also during the year, the Company entered into interest rate swap agreements in order to manage interest rate exposure and lower financing costs. The interest rate swaps reduced interest expense by approximately $0.6 million in 2002.

CAPITAL RESOURCES AND LIQUIDITY

                                                     Year Ended April 30,
--------------------------------------------------------------------------------
(Dollars in thousands)                          2003         2002        2001
--------------------------------------------------------------------------------
Net cash provided by operating activities     $ 165,965    $ 67,000    $  88,196
Net cash used for investing activities           52,979      20,510       27,612
Net cash used for financing activities           26,784       5,808       32,325
--------------------------------------------------------------------------------

Financial Condition - Liquidity and Capital Resources

The financial position of the Company continues to be strong, as cash and cash equivalents have increased to record levels. Cash and cash equivalents increased $89.3 million during the year with cash generated from operations of $166.0 million. The increase in cash is primarily the result of strong cash flows generated by the "Jif" and "Crisco" businesses. The ratio of working capital, less cash and cash equivalents, to sales has also been favorably impacted by the merger, decreasing from 15.6 percent last year to 9.0 percent at April 30, 2003.

Cash used for investing activities more than doubled the previous year as 2003 capital expenditures were $49.5 million, up from $23.5 million in 2002. The Company also incurred approximately $10.8 million of capitalized merger costs. This was in addition to the $10.5 million that was expensed during the year. Cash used for financing also increased significantly due mostly to an increase in the payment of dividends to $0.77 per share, or $33.6 million.

Looking towards 2004, capital expenditures are expected to increase to approximately $80 million with the majority of the spending attributed to the cost of the new "Uncrustables" manufacturing facility currently under construction in Scottsville, Kentucky. Other primary uses of cash are dividends, estimated at $46 million next year, and payments related to the Company's restructuring activities.

Assuming there are no other material acquisitions or other significant investments, the Company believes that cash on hand, together with cash generated by operations and existing lines of credit totaling $120 million, will be sufficient to meet 2004 cash requirements, including the payment of dividends and interest on outstanding debt.

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

Accrued Marketing and Merchandising. In order to support the Company's products, various marketing programs are offered to customers, which reimburse them for a portion, or all of their promotional activities related to the Company's products. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these marketing and merchandising programs based on estimates of what has been incurred by customers. Actual costs incurred by the Company may differ significantly if factors such as the level and success of the customers' programs or other conditions differ from expectations. Such differences did not occur during 2003.

Impairment of Long-Lived Assets. Historically, long-lived assets have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and interest rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Company's long-lived assets may not be recoverable, with the exception of planned restructuring activities noted under Restructuring.

Goodwill and Other Indefinite-Lived Intangible Assets. Effective May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. As required by SFAS 142, management performed transitional impairment testing during the second quarter of 2003, and annual impairment testing of goodwill and indefinite-lived intangible assets during the fourth quarter of 2003. These tests confirmed that the fair value of the Company's reporting units exceeds their carrying values, and that no impairment loss needed to be recognized for goodwill upon the adoption of SFAS 142.

The annual evaluation of goodwill and other indefinite-lived intangible assets requires the use of estimates about future operating results for each reporting unit to determine their estimated fair value. Changes in forecasted operations can materially affect these estimates. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of goodwill and other indefinite-lived intangible assets could change and, therefore, impact the assessments of impairment in the future.

Pension Plans and Other Postretirement Benefit Plans. To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To record the related net assets and obligations of such benefit plans, management uses assumptions related to inflation, investment returns, mortality, employee turnover, rate of compensation increases, medical costs, and discount rates. Management, along with third-party actuaries, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2004 expense recognition, the Company will use a discount rate of 6.25 percent, an expected rate of return on plan assets of 8.75 percent, and a rate of compensation increase of 4.50 percent. Use of these assumptions will result in a higher calculated pension expense.

Accrued Expenses. Management estimates certain material expenses in an effort to record those expenses in the period incurred. The most material accrued estimates are insurance-related expenses, including self-insurance. Workers' compensation and general liability insurance accruals are recorded based on insurance claims processed as well as historical claims experience for claims incurred but not yet reported. These estimates are based on historical loss development factors. Employee medical insurance accruals are recorded based on medical claims processed as well as historical medical claims experience for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

Recovery of Accounts Receivable. In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of accounts receivable based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of accounts receivable could differ from management's estimates due to changes in future economic or industry conditions or specific customers' financial condition.

Restructuring. During the fourth quarter, the Company announced its plan to restructure certain operations as part of its ongoing efforts to optimize its production capacity, improve productivity and operating efficiencies, and lower the Company's overall cost base. The expected restructuring charge includes estimates related to employee separation costs, the closure and consolidation of facilities, contractual obligations, and the valuation of certain assets including property, plant, and equipment, and inventories. Estimates of such costs are determined by contractual agreement or estimated by management based on historical experience. Actual amounts could differ from the original estimates.

Other Matters. The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "special purpose entities." Transactions with related parties are in the ordinary course of business, are conducted on an arm's-length basis, and are not material to the Company's results of operations, financial condition, or cash flows.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148). SFAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), to provide alternative methods of transition when a company voluntarily changes to the fair value-based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to employees. As allowed by SFAS 123, the Company has adopted the disclosure-only provisions of the standard and does not recognize compensation expense for stock options granted to employees.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit and disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company's consolidated financial statements.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK

The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, commodity prices, and foreign currency exchange rates.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio at April 30, 2003, approximate carrying value. Exposure to interest rate risk on the Company's long-term debt is mitigated since it is at a fixed rate until maturity. Market risk, as measured by the change in fair value resulting from a hypothetical ten percent change in interest rates, is not material. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2003, including derivative and other instruments sensitive to interest rates, a hypothetical ten percent movement in interest rates (relating to the Company's variable-rate borrowings) would not materially affect the Company's results of operations.

Foreign Currency Exchange Risk. The Company has concluded that its foreign currency exposure on future earnings or cash flows is not significant, and has currently chosen not to hedge its foreign currency exposure.

The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Australian, Brazilian, and Canadian currencies. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2003, are not expected to result in a significant impact on future earnings or cash flows.

Revenues from customers outside the United States represented approximately nine percent of net sales during 2003. Thus, certain sales and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.

Commodity Price Risk. Raw materials used by the Company's consumer oils business are subject to price volatility caused by supply conditions, political and economic variables, and other unpredictable factors. To manage the volatility related to anticipated inventory purchases to be made by the consumer oils business, the Company uses futures and options with maturities generally less than one year. These instruments are designated as cash flow hedges. The mark-to-market gain or loss on qualifying hedges is included in other comprehensive income to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately and were not significant.

CERTAIN FORWARD-LOOKING STATEMENTS

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to:

- the success and cost of marketing and sales programs and strategies intended to promote growth in the "Jif" and "Crisco" businesses, as well as the Company's other businesses;

- the success and cost of introducing new products, particularly "Smucker's Uncrustables;"

- the ability of the business areas to achieve sales targets and the costs associated with attempting to do so;

- the exact time frame in which the new "Uncrustables" facility in Scottsville, Kentucky will be completed and placed into operation;

- the estimated costs and benefits associated with the Company's plan to restructure certain of its operations;

- the strength of commodity markets from which raw materials are procured and the related impact on costs;

-    raw material and ingredient cost trends;

- the exact time frame in which the loss of sales associated with discontinued industrial contracts will occur;

-    foreign currency exchange and interest rate fluctuations;

-    general competitive activity in the market;

- costs associated with the implementation of new business and information systems; and

-    other factors affecting share prices and capital markets generally.

Report of Independent Auditors

Board of Directors and Shareholders

The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2003 and 2002, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J.
M. Smucker Company at April 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," as of May 1, 2002.

                                                               ERNST & YOUNG LLP

Akron, Ohio
June 6, 2003

Statements of Consolidated Income
The J. M. Smucker Company

                                                                            Year Ended April 30,
----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                       2003           2002           2001
----------------------------------------------------------------------------------------------------------
Net sales                                                        $ 1,311,744    $   687,148    $   651,242
Cost of products sold                                                854,407        462,157        443,948
Cost of products sold - restructuring                                  1,256            ---            ---
----------------------------------------------------------------------------------------------------------
Gross Profit                                                         456,081        224,991        207,294

Selling, distribution, and administrative expenses                   279,760        165,172        155,973
Merger and integration costs                                          10,511          5,031            ---
Other restructuring costs                                              1,281            ---          2,152
----------------------------------------------------------------------------------------------------------
Operating Income                                                     164,529         54,788         49,169

Interest income                                                        2,039          2,181          2,918
Interest expense                                                      (8,752)        (9,207)        (7,787)
Other (expense) income - net                                          (2,426)         2,436            192
----------------------------------------------------------------------------------------------------------
Income Before Income Taxes and Cumulative Effect
  of Change in Accounting Method                                     155,390         50,198         44,492

Income taxes                                                          59,048         19,347         16,294
----------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Change in
  Accounting Method                                                   96,342         30,851         28,198

Cumulative effect of change in accounting method,
  net of tax benefit of $572                                             ---            ---           (992)
----------------------------------------------------------------------------------------------------------
Net Income                                                       $    96,342    $    30,851    $    27,206
==========================================================================================================

Earnings per Common Share:
  Income Before Cumulative Effect of Change in
     Accounting Method                                           $      2.04    $      1.33    $      1.17

  Cumulative effect of change in accounting method                       ---            ---          (0.04)
----------------------------------------------------------------------------------------------------------
  Net Income per Common Share                                    $      2.04    $      1.33    $      1.13
==========================================================================================================

  Income Before Cumulative Effect of Change in
     Accounting Method - Assuming Dilution                       $      2.02    $      1.31    $      1.16
  Cumulative effect of change in accounting method
     - assuming dilution                                                 ---            ---          (0.04)
----------------------------------------------------------------------------------------------------------
  Net Income per Common Share - Assuming
     Dilution                                                    $      2.02    $      1.31    $      1.12
==========================================================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheets
The J. M. Smucker Company

Assets

                                                                         April 30,
-------------------------------------------------------------------------------------------
(Dollars in thousands)                                              2003           2002
-------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                        $   181,225    $    91,914
Trade receivables, less allowance for doubtful accounts              101,364         57,371
Inventories:
  Finished products                                                   85,495         52,817
  Raw materials                                                       83,632         63,722
-------------------------------------------------------------------------------------------
                                                                     169,127        116,539
Other current assets                                                  14,944         13,989
-------------------------------------------------------------------------------------------
Total Current Assets                                                 466,660        279,813
-------------------------------------------------------------------------------------------

Property, Plant, and Equipment
Land and land improvements                                            26,250         16,911
Buildings and fixtures                                               117,612         87,126
Machinery and equipment                                              331,325        242,590
Construction in progress                                              21,503          7,504
-------------------------------------------------------------------------------------------
                                                                     496,690        354,131
Accumulated depreciation                                            (221,704)      (191,342)
-------------------------------------------------------------------------------------------

Total Property, Plant, and Equipment                                 274,986        162,789
-------------------------------------------------------------------------------------------

Other Noncurrent Assets
Goodwill                                                             525,942         33,510
Other intangible assets                                              320,409         14,825
Other assets                                                          27,410         33,955
-------------------------------------------------------------------------------------------

Total Other Noncurrent Assets                                        873,761         82,290
-------------------------------------------------------------------------------------------

                                                                 $ 1,615,407    $   524,892
===========================================================================================

Liabilities and Shareholders' Equity

                                                                         April 30,
-------------------------------------------------------------------------------------------
(Dollars in thousands)                                              2003           2002
-------------------------------------------------------------------------------------------
Current Liabilities
Accounts payable                                                 $    68,704    $    32,390
Salaries, wages, and additional compensation                          31,788         24,579
Accrued marketing and merchandising                                   29,252         11,563
Income taxes                                                          18,783          2,078
Dividends payable                                                     11,447          3,979
Other current liabilities                                              7,300          5,842
-------------------------------------------------------------------------------------------
Total Current Liabilities                                            167,274         80,431
-------------------------------------------------------------------------------------------

Noncurrent Liabilities
Long-term debt                                                       135,000        135,000
Postretirement benefits other than pensions                           17,614         14,913
Deferred income taxes                                                134,018          4,105
Other noncurrent liabilities                                          37,330         10,299
-------------------------------------------------------------------------------------------
Total Noncurrent Liabilities                                         323,962        164,317
-------------------------------------------------------------------------------------------

Shareholders' Equity
Serial preferred shares - no par value:
  Authorized - 3,000,000 shares; outstanding - none                      ---            ---
Common shares - no par value:
  Authorized - 150,000,000 shares; outstanding -
    49,767,540 in 2003 and 23,504,129 in 2002 (net of
    6,900,393 and 7,140,338 treasury shares,
    respectively), at stated value                                    12,442          6,217
Additional capital                                                   815,767         33,184
Retained income                                                      323,064        267,793
Less:
  Deferred compensation                                               (2,825)        (2,725)
  Amount due from ESOP Trust                                          (8,093)        (8,562)
  Accumulated other comprehensive loss                               (16,184)       (15,763)
-------------------------------------------------------------------------------------------
Total Shareholders' Equity                                         1,124,171        280,144
-------------------------------------------------------------------------------------------
                                                                 $ 1,615,407    $   524,892
===========================================================================================

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows
The J. M. Smucker Company

                                                                            Year Ended April 30,
----------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                               2003          2002           2001
----------------------------------------------------------------------------------------------------------
Operating Activities
 Net income                                                      $    96,342    $    30,851    $    27,206
 Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation                                                        35,934         23,932         22,521
  Amortization                                                         1,817          4,625          4,400
  Cumulative effect of change in accounting method,
    net of tax benefit                                                   ---            ---            992
  Deferred income tax (benefit) expense                               (3,680)         1,545          2,040
  Changes in assets and liabilities, net of effect from
     business acquisitions:
        Trade receivables                                            (43,016)        (1,217)         5,196
        Inventories                                                  (12,062)        (2,063)        17,326
        Other current assets                                            (889)           (11)         3,830
        Accounts payable and accrued items                            56,169         12,483         10,558
        Income taxes                                                  22,645             25         (1,084)
        Other - net                                                   12,705         (3,170)        (4,789)
----------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                            165,965         67,000         88,196
----------------------------------------------------------------------------------------------------------
Investing Activities
  Additions to property, plant, and equipment                        (49,525)       (23,464)       (29,385)
  Businesses acquired, net of cash acquired                          (10,767)        (5,714)           ---
  Disposal of property, plant, and equipment                           1,179          7,060            278
  Other - net                                                          6,134          1,608          1,495
----------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                               (52,979)       (20,510)       (27,612)
----------------------------------------------------------------------------------------------------------
Financing Activities
  Proceeds from long-term debt                                           ---            ---         60,000
  Purchase of treasury shares                                            ---         (1,128)       (80,964)
  Dividends paid                                                     (33,603)       (15,568)       (16,686)
  Other - net                                                          6,819         10,888          5,325
----------------------------------------------------------------------------------------------------------
Net Cash Used for Financing Activities                               (26,784)        (5,808)       (32,325)
Effect of exchange rate changes on cash                                3,109            107           (907)
----------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                             89,311         40,789         27,352
Cash and cash equivalents at beginning of year                        91,914         51,125         23,773
----------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                         $   181,225    $    91,914    $    51,125
==========================================================================================================

( ) Denotes use of cash

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company

                                                                                Amount    Accumulated
                                                                                  Due        Other        Total
                                                                    Deferred     From      Comprehen-     Share-
                                Common     Additional   Retained    Compen-      ESOP        sive        holders'
(Dollars in thousands)          Shares      Capital      Income      sation      Trust       Loss        Equity
------------------------------------------------------------------------------------------------------------------
Balance at May 1, 2000         $  7,081   $   17,190   $ 317,978   $  (3,091)  $ (9,223)  $    (9,327)  $  320,608
Net income                                                27,206                                            27,206
Foreign currency translation
  adjustment                                                                                   (7,308)      (7,308)
                                                                                                        ----------
Comprehensive Income                                                                                        19,898
Purchase of treasury shares      (1,074)      (4,027)    (75,863)                                          (80,964)
Stock plans                          83        4,820                     843                                 5,746
Cash dividends declared -
  $0.68 a share                                          (16,095)                                          (16,095)
Tax benefit of stock plans                     1,295                                                         1,295
Other                                                                               297                        297
------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2001         6,090       19,278     253,226      (2,248)    (8,926)      (16,635)     250,785

Net income                                                30,851                                            30,851
Foreign currency translation
  adjustment                                                                                    1,669        1,669
Minimum pension liability                                                                        (797)        (797)
                                                                                                        ----------
Comprehensive Income                                                                                        31,723
Purchase of treasury shares         (11)        (483)       (634)                                           (1,128)
Stock plans                         138       11,590                    (477)                               11,251
Cash dividends declared -
  $0.68 a share                                          (15,650)                                          (15,650)
Tax benefit of stock plans                     2,799                                                         2,799
Other                                                                               364                        364
------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2002         6,217       33,184     267,793      (2,725)    (8,562)      (15,763)     280,144

Net income                                                96,342                                            96,342
Foreign currency translation
  adjustment                                                                                    8,268        8,268
Minimum pension liability                                                                      (8,629)      (8,629)
Loss on available-for-sale
  securities                                                                                     (296)        (296)
Gains on cash flow hedging
  derivatives                                                                                     236          236
                                                                                                        ----------
Comprehensive Income                                                                                        95,921
Merger share exchange              (341)         341                                                           ---
Business acquired                 6,506      774,979                                                       781,485
Stock plans                          60        5,628                    (100)                                5,588
Cash dividends declared -
  $0.83 a share                                          (41,071)                                          (41,071)
Tax benefit of stock plans                     1,635                                                         1,635
Other                                                                               469                        469
------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2003      $ 12,442   $  815,767   $ 323,064   $  (2,825)  $ (8,093)  $   (16,184)  $1,124,171
==================================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
The J. M. Smucker Company

Note A: Accounting Policies

         Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned equity investment. All significant intercompany transactions and accounts are eliminated in consolidation.

         Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: restructuring costs, allowances for doubtful accounts receivable, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for marketing and merchandising programs, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

         Revenue Recognition: The Company recognizes revenue when products are shipped and title has transferred to the customer.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), which among other guidance, clarified the Staff's view on various revenue recognition and reporting matters. The implementation of SAB 101 was accounted for as a change in accounting method and applied cumulatively as if the change occurred as of May 1, 2000. The effect of the change was a one-time, noncash reduction to the Company's earnings of $992,000 (net of tax of $572,000), or approximately $0.04 per share.

         Financial Instruments: Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. With respect to accounts receivable, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company's financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts.

The fair value of the Company's fixed-rate long-term debt, estimated using current market rates and a discounted cash flow analysis was approximately $130,350,000 at April 30, 2003.

         Major Customer: Sales to Wal-Mart Stores, Inc., and subsidiaries amounted to approximately 14 percent of consolidated net sales in fiscal 2003. These sales are included in the U.S. retail market. No other customer exceeded ten percent of consolidated net sales for any year.

         Derivative Financial Instruments: The Company utilizes derivative instruments such as commodity futures contracts and interest rate swaps to hedge exposure to changes in commodity prices, interest rates, and foreign currency exchange rates. The Company accounts for these derivative instruments under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives that are designated as a hedge and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value with any changes recognized immediately in the Statements of Consolidated Income. For derivatives designated as a hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recorded in shareholders' equity as a component of accumulated other comprehensive loss to the extent the hedge is effective and then recognized in cost of products sold in the period during which the hedged transaction affects earnings. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in earnings. By policy, the Company has not historically entered into derivative financial instruments for trading purposes or for speculation.

         Allowance for Doubtful Accounts: On a regular basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2003 and 2002, was $972,000 and $515,000, respectively.

         Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

         Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. As discussed in Note B, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), effective May 1, 2002. In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. The Company conducts its annual test of impairment for goodwill and indefinite-lived intangible assets in the fourth quarter. In addition, the Company will test again for impairment if events or circumstances occur subsequent to the Company's annual impairment tests that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Other finite-lived intangible assets will continue to be amortized over their useful lives. Prior to fiscal 2003, goodwill and other intangible assets, principally trademarks and patents, were amortized using the straight-line method over periods ranging from 5 to 40 years for acquisitions prior to July 1, 2001.

         Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 15 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed. Total rental expense in fiscal 2003, 2002, and 2001 totaled $17,324,000, $10,430,000, and $11,827,000, respectively. Rental expense for cold storage facilities, which is based on quantities stored, amounted to $2,801,000, $2,324,000, and $3,319,000 in fiscal 2003, 2002, and 2001, respectively.

         Impairment of Long-Lived Assets: Effective May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," to supply a single accounting approach for measuring impairment of long-lived assets, including finite-lived intangible assets, businesses accounted for as a discontinued operation, assets to be sold, and assets to be disposed of other than by sale. The initial adoption of SFAS 144 did not have a significant impact on the Company's results of operations or financial position.

Under SFAS 144, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value.

         Software Costs: The Company capitalizes significant costs associated with the development and installation of internal use software. Amounts capitalized are amortized over the estimated useful lives of the software, ranging from three to seven years, beginning with the project's completion. Net capitalized software costs as of April 30, 2003 and 2002, were $27,504,000 and $28,173,000, respectively, of which $4,400,000 and $3,484,000 were included in construction in progress.

         Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

         Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $45,783,000, $15,525,000, and $14,178,000 in fiscal
2003, 2002, and 2001, respectively.

         Stock Compensation: As provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

If compensation costs for the stock options granted had been determined based on the fair market value method of SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:

                                                                                Year Ended April 30,
--------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                          2003            2002              2001
--------------------------------------------------------------------------------------------------------------
Net income, as reported                                              $96,342         $30,851           $27,206
Total stock-based compensation expense determined under
   fair value-based methods for all awards, net of tax
   benefit                                                            (2,581)         (1,061)           (1,188)
--------------------------------------------------------------------------------------------------------------
Net income, as adjusted                                              $93,761         $29,790           $26,018
--------------------------------------------------------------------------------------------------------------

Earnings per common share:
   Net income, as reported                                           $  2.04         $  1.33           $  1.13
   Total stock-based compensation expense determined under
     fair value-based methods for all awards, net of tax
     benefit                                                           (0.06)          (0.04)            (0.05)
--------------------------------------------------------------------------------------------------------------
   Net income, as adjusted                                           $  1.98         $  1.29           $  1.08
--------------------------------------------------------------------------------------------------------------

   Net income, as reported - assuming dilution                       $  2.02         $  1.31           $  1.12
   Total stock-based compensation expense determined under
     fair value-based methods for all awards, net of tax
     benefit - assuming dilution                                       (0.06)          (0.04)            (0.05)
--------------------------------------------------------------------------------------------------------------
   Net income, as adjusted - assuming dilution                       $  1.96         $  1.27           $  1.07
--------------------------------------------------------------------------------------------------------------

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option- pricing model with the following weighted-average assumptions:

                                                    Year Ended April 30,
------------------------------------------------------------------------
                                                       2003        2001
------------------------------------------------------------------------
Average expected term (years)                              5           5
Risk-free interest rate                                 4.08%       5.75%
Dividend yield                                          2.50%       2.60%
Volatility                                             27.70%      27.00%
------------------------------------------------------------------------
Fair value of options granted                         $ 8.06      $ 6.49
------------------------------------------------------------------------

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility.

         Income Taxes: The Company accounts for income taxes pursuant to the asset and liability method. Under that method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective.

         Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

         Recently Issued Accounting Standards: The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS
148). SFAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), to provide alternative methods of transition when a company voluntarily changes to the fair value-based method of recognizing expense in the income statement for stock-based employee compensation, including stock options granted to employees. As allowed by SFAS 123, the Company has adopted the disclosure-only provisions of the standard and does not recognize compensation expense for stock options granted to employees.

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). SFAS 146 addresses financial accounting and reporting for costs associated with exit and disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company's consolidated financial statements.

         Risks and Uncertainties: In the domestic markets, the Company's products are primarily sold through brokers to food retailers, food wholesalers, club stores, mass merchandisers, military commissaries, health and natural food stores, foodservice distributors, and chain operators including: hotels and restaurants, schools and other institutions, and other food manufacturers. The Company's operations outside the United States is principally in Canada, Australia, and Brazil. The Company believes there is no concentration of risk with any single customer or supplier whose failure or nonperformance would materially affect the Company's results. In addition, the Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs. The Company believes that the risk of loss from noninsurable events would not have a material adverse effect on the Company's operations as a whole.

         Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

Note B: Changes in Accounting Principle

Effective May 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). In accordance with SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Prior to the adoption of SFAS 142, amortization expense was recorded for goodwill and other intangible assets.

The following table sets forth a reconciliation of net income and earnings per share information adjusted for the nonamortization provisions of SFAS 142.

                                                                                Year Ended April 30,
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                         2003              2002              2001
----------------------------------------------------------------------------------------------------------------
Net income, as reported                                              $96,342          $ 30,851          $ 27,206
Goodwill and indefinite-lived intangible asset
   amortization, net of tax benefit                                      ---             2,177             2,347
----------------------------------------------------------------------------------------------------------------
Net income, as adjusted                                              $96,342          $ 33,028          $ 29,553
----------------------------------------------------------------------------------------------------------------

Earnings per common share:
   Net income, as reported                                           $  2.04          $   1.33          $   1.13
   Goodwill and indefinite-lived intangible asset
     amortization, net of tax benefit                                    ---              0.10              0.10
----------------------------------------------------------------------------------------------------------------
   Net income, as adjusted                                           $  2.04          $   1.43          $   1.23
----------------------------------------------------------------------------------------------------------------

   Net income, as reported - assuming dilution                       $  2.02          $   1.31          $   1.12
   Goodwill and indefinite-lived intangible asset
     amortization, net of tax benefit - assuming dilution                ---              0.10              0.10
----------------------------------------------------------------------------------------------------------------
   Net income, as adjusted - assuming dilution                       $  2.02          $   1.41          $   1.22
----------------------------------------------------------------------------------------------------------------

In fiscal 2003, the Company completed its initial and annual impairment tests for goodwill, under SFAS 142. These tests confirmed that the fair value of the Company's reporting units exceeds their carrying values, and that no impairment loss needed to be recognized for goodwill during fiscal 2003.

Note C: Merger

On June 1, 2002, the Company merged the "Jif" peanut butter and "Crisco" shortening and oils businesses of The Procter & Gamble Company (P&G) with and into the Company in a tax-free stock transaction. Under the terms of the agreement, P&G spun off its "Jif" and "Crisco" businesses to its shareholders and immediately thereafter those businesses were merged with and into the Company. P&G shareholders received one Company common share for every 50 P&G common shares that they held as of the record date for the distribution of the "Jif" and "Crisco" businesses to the P&G shareholders. The Company's shareholders received 0.9451 of a new Company common share for each Company common share that they held immediately prior to the merger. Approximately 26,000,000 common shares were issued to the P&G shareholders, valued at approximately $781,485,000 based on the average market price of the Company's common shares over the period from three days before to three days after the terms of the merger were announced. Upon completion of the merger, the Company had 49,531,376 common shares outstanding.

The conversion of the Company's common shares into new Company common shares has been treated in a manner similar to a reverse stock split. All per share data for all periods presented have been restated to reflect the effects of the conversion.

The merger and the combination of three brands - "Smucker's," "Jif," and "Crisco" - enhances the Company's strategic and market position. The merger was accounted for as a purchase business combination and for accounting purposes, the Company was the acquiring enterprise. Accordingly, the results of the "Jif" and "Crisco" operations are included in the Company's consolidated financial statements from the date of the merger. The aggregate purchase price was approximately $792,252,000 including $10,767,000 of capitalized acquisition related expenses. In addition, the Company incurred costs of $10,511,000 and $5,031,000 in fiscal 2003 and 2002, respectively, that were directly related to the merger and integration of "Jif" and "Crisco". Due to the nature of these costs, they were expensed as incurred.

The assets acquired and liabilities assumed in the merger of the "Jif" and "Crisco" businesses were recorded at estimated fair values as determined by Company management. The Company obtained independent appraisals for the fair value of property, plant, and equipment and identified intangible assets. A summary of the assets acquired and liabilities assumed in the merger follows:

(Dollars in thousands)
-------------------------------------------------------------------------------------
Assets:
   Tangible assets                                                        $   138,152
   Intangible assets not subject to amortization                              305,000
   Intangible asset subject to amortization
     (ten year useful life)                                                     1,000
   Goodwill                                                                   488,950
-------------------------------------------------------------------------------------
Total assets acquired                                                     $   933,102
-------------------------------------------------------------------------------------
Total liabilities assumed                                                 $  (140,850)
-------------------------------------------------------------------------------------
Net assets acquired                                                       $   792,252
-------------------------------------------------------------------------------------

The $488,950,000 of goodwill relates to the U.S. retail market segment and will not be deductible for tax purposes.

Had the merger of the "Jif" and "Crisco" businesses with and into the Company occurred at the beginning of fiscal 2002, pro forma consolidated results would have been as follows:

                                                         Year Ended April 30,
-------------------------------------------------------------------------------
(Dollars in thousands)                                 2003             2002
-------------------------------------------------------------------------------
Net sales                                           $1,355,000       $1,283,000
Operating income, excluding indirect
   expenses of the "Jif" and "Crisco"
   businesses                                       $  188,000       $  235,000
-------------------------------------------------------------------------------

Note D: Restructuring

During fiscal 2003, the Company announced its plan to restructure certain operations as part of its ongoing efforts to optimize its production capacity, improve productivity and operating efficiencies, and lower the Company's overall cost base. These initiatives include reducing the Company's involvement in fruit processing, centralizing production and distribution of the "Uncrustables" product line, and significantly reducing the number of items available for sale. The program calls for the closing of three of the Company's plants - Watsonville, California; Woodburn, Oregon; and West Fargo, North Dakota. The closings will result in the elimination of approximately 335 full-time positions.

The Company expects to record a restructuring charge of approximately $18,000,000, of which $2,537,000 was recorded in fiscal 2003. The balance of the charge will be incurred over the next two fiscal years, with approximately $12,000,000 to be recorded in fiscal 2004.

The following table summarizes the activity with respect to the restructuring and asset impairment charges recorded and reserves established during fiscal 2003 and the total amount expected to be incurred in connection with the initiative:

                                                           Long-Lived
                                          Employee           Asset         Equipment
(Dollars in thousands)                   Separation         Charges        Relocation      Other Costs       Total
-------------------------------------------------------------------------------------------------------------------
Total expected
   restructuring charge                  $    8,068        $    5,158       $  3,380        $  1,394        $18,000
-------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2002                $      ---        $      ---       $    ---             ---            ---
Current period charges                        1,116             1,055            ---             366            366
Current period utilization                      ---               ---            ---            (366)          (366)
-------------------------------------------------------------------------------------------------------------------
Balance at April 30, 2003                $    1,116        $    1,055       $    ---        $    ---        $   ---
-------------------------------------------------------------------------------------------------------------------
Remaining expected
   restructuring charge                  $    6,952        $    4,103       $  3,380        $  1,028        $15,463
-------------------------------------------------------------------------------------------------------------------

Approximately $1,256,000 of the total restructuring charge of $2,537,000 was reported in costs of products sold in the accompanying Statements of Consolidated Income, while the remaining charges were reported in other restructuring costs. In accordance with Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," expected employee separation costs of approximately $8,068,000 are being recognized over the future service period.

Long-lived asset charges include accelerated depreciation related to machinery and equipment that will be used by the production facilities until they close.

During fiscal 2001, the Company finalized the sale of the Pottstown manufacturing facility, representing a continuation of the Company's divestiture of the "Mrs. Smith's" pie business. In connection with this sale, the Company recorded a noncash restructuring charge of $2,152,000.

Note E: Reportable Segments

Effective June 1, 2002, the Company realigned its business segment structure in recognition of the changes resulting from the addition of the "Jif" and "Crisco" businesses. Prior year segment information has been restated to conform to the new structure.

The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: U.S. retail market and special markets. The U.S. retail market segment includes the consumer and the consumer oils businesses. This segment represents the primary strategic focus area for the Company - the sale of branded food products with leadership positions to consumers through mainstream domestic retail outlets. The special markets segment represents the aggregation of the foodservice, international, industrial, and beverage businesses. Special markets segment products are distributed through foreign countries, foodservice distributors and operators (i.e., restaurants, schools and universities, health care operations), other food manufacturers, and health and natural food stores.

The following table sets forth reportable segment and geographical information:

                                                                                Year Ended April 30,
----------------------------------------------------------------------------------------------------------------
(Dollars in thousands)                                                 2003             2002             2001
----------------------------------------------------------------------------------------------------------------
Net sales:
  U.S. retail market                                               $   889,871      $   323,636      $   313,598
  Special markets                                                      421,873          363,512          337,644
----------------------------------------------------------------------------------------------------------------
Total net sales                                                    $ 1,311,744      $   687,148      $   651,242
----------------------------------------------------------------------------------------------------------------

Segment profit:
  U.S. retail market                                               $   197,709      $    68,691      $    59,502
  Special markets                                                       53,960           42,788           36,189
----------------------------------------------------------------------------------------------------------------
Total segment profit                                               $   251,669      $   111,479      $    95,691
----------------------------------------------------------------------------------------------------------------
  Interest income                                                        2,039            2,181            2,918
  Interest expense                                                      (8,752)          (9,207)          (7,787)
  Amortization expense                                                  (1,817)          (4,625)          (4,400)
  Restructuring costs                                                   (2,537)             ---           (2,152)
  Merger and integration costs                                         (10,511)          (5,031)             ---
  Corporate administrative expenses                                    (72,110)         (46,681)         (39,443)
  Other unallocated (expenses) income                                   (2,591)           2,082             (335)
----------------------------------------------------------------------------------------------------------------
    Income before income taxes and cumulative effect of change
      in accounting method                                         $   155,390      $    50,198      $    44,492
----------------------------------------------------------------------------------------------------------------

Net sales:
  Domestic                                                         $ 1,190,190      $   590,327      $   557,921
  International                                                        121,554           96,821           93,321
----------------------------------------------------------------------------------------------------------------
   Total net sales                                                 $ 1,311,744      $   687,148      $   651,242
----------------------------------------------------------------------------------------------------------------

Assets:
  Domestic                                                         $ 1,511,553      $   438,644      $   402,021
  International                                                        103,854           86,248           77,083
----------------------------------------------------------------------------------------------------------------
   Total assets                                                    $ 1,615,407      $   524,892      $   479,104
----------------------------------------------------------------------------------------------------------------

Long-lived assets:
  Domestic                                                         $ 1,109,859      $   211,380      $   210,222
  International                                                         38,888           33,699           33,640
----------------------------------------------------------------------------------------------------------------
   Total long-lived assets                                         $ 1,148,747      $   245,079      $   243,862
----------------------------------------------------------------------------------------------------------------

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information:

                                                             Year Ended April 30,
----------------------------------------------------------------------------------
                                                           2003     2002     2001
----------------------------------------------------------------------------------
Peanut butter                                                26%       7%       7%
Shortening and oils                                          22      ---      ---
Fruit spreads                                                20       37       38
Industrial ingredients                                        8       16       15
Portion control                                               6       11       12
Juices and beverages                                          5       10       10
Toppings and syrups                                           5        8        9
Other                                                         8       11        9
----------------------------------------------------------------------------------
Total                                                       100%     100%     100%
----------------------------------------------------------------------------------

Note F: Earnings per Share

The following table sets forth the computation of earnings per common share and earnings per common share - assuming dilution:

                                                                                 Year Ended April 30,
----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share data)                     2003            2002            2001
----------------------------------------------------------------------------------------------------------
Numerator:
   Net income for earnings per common share and earnings
      per common share - assuming dilution                     $    96,342     $    30,851     $    27,206
----------------------------------------------------------------------------------------------------------
Denominator:
   Denominator for earnings per common share -
      weighted-average shares                                   47,309,257      23,114,494      24,032,113
   Effect of dilutive securities:
      Stock options                                                366,629         318,104         140,535
      Restricted stock                                              88,891          60,767          76,971
----------------------------------------------------------------------------------------------------------
   Denominator for earnings per common share - assuming
      dilution                                                  47,764,777      23,493,365      24,249,619
----------------------------------------------------------------------------------------------------------

Net income per common share                                    $      2.04     $      1.33     $      1.13
----------------------------------------------------------------------------------------------------------

Net income per common share - assuming dilution                $      2.02     $      1.31     $      1.12
----------------------------------------------------------------------------------------------------------

Note G: Goodwill and Other Intangibles

A summary of changes in the Company's goodwill during the year ended April 30, 2003, by reportable segment is as follows:

                                     Balance at                                    Balance at
(Dollars in thousands)             April 30, 2002    Acquisitions       Other     April 30, 2003
------------------------------------------------------------------------------------------------
U.S. retail market                    $ 13,353         $488,950       $    ---       $502,303
Special markets                         20,157              ---          3,482         23,639
------------------------------------------------------------------------------------------------
Total                                 $ 33,510         $488,950       $  3,482       $525,942
------------------------------------------------------------------------------------------------

The Company's other intangible assets and related accumulated amortization is as follows:

(Dollars in thousands)                             April 30, 2003                                 April 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                       Acquisition        Accumulated                    Acquisition       Accumulated
                                          Cost           Amortization         Net            Cost         Amortization        Net
------------------------------------------------------------------------------------------------------------------------------------
Finite-lived intangible assets:
    Patents                              $  1,000          $     91        $    909       $     ---         $    ---        $    ---
    Customer lists and formulas             3,887               583           3,304           3,887              194           3,693
------------------------------------------------------------------------------------------------------------------------------------
Total intangible assets subject to
    amortization                         $  4,887          $    674        $  4,213       $   3,887         $    194        $  3,693
------------------------------------------------------------------------------------------------------------------------------------
Indefinite-lived intangible assets:
    Trademarks                           $316,196          $    ---        $316,196       $  11,132         $    ---        $ 11,132
------------------------------------------------------------------------------------------------------------------------------------
Total intangible assets not
    subject to amortization              $316,196          $    ---        $316,196       $  11,132         $    ---        $ 11,132
------------------------------------------------------------------------------------------------------------------------------------
Total other intangible assets            $321,083          $    674        $320,409       $  15,019         $    194        $ 14,825
------------------------------------------------------------------------------------------------------------------------------------

Amortization expense for finite-lived intangible assets was approximately $480,000 in fiscal 2003. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $490,000.

Pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. The annual impairment review of all appropriate assets was performed as of February 1, 2003.

Note H:  Pensions and Other Postretirement Benefits

The Company has pension plans covering substantially all of its domestic employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded, defined postretirement plans that provide health care and life insurance benefits to substantially all active and retired domestic employees not covered by certain collective bargaining agreements, and their covered dependents and beneficiaries. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained ten years of credited service.

Net periodic benefit cost included the following components:

                                                         Defined Benefit Pension                Other Postretirement
(Dollars in thousands)                                            Plans                               Benefits
-------------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                  2003       2002        2001           2003        2002        2001
-------------------------------------------------------------------------------------------------------------------------
Service cost                                        $ 3,121    $ 2,414     $ 2,133         $  695      $  506       $ 424
Interest cost                                         5,976      5,504       5,303            990         737         673
Expected return on plan assets                       (6,106)    (6,444)     (6,571)           ---         ---         ---
Amortization of prior service cost (credit)           1,239      1,087       1,086            (45)        (61)        (61)
Amortization of initial net asset                      (234)      (234)       (142)           ---         ---         ---
Recognized net actuarial loss (gain)                    131       (177)       (823)           (78)       (160)       (218)
-------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                           $ 4,127    $ 2,150     $   986         $1,562      $1,022       $ 818
-------------------------------------------------------------------------------------------------------------------------

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets:

                                                                  Defined Benefit            Other Postretirement
                                                                   Pension Plans                   Benefits
----------------------------------------------------------------------------------------------------------------------
                                                                     April 30,                     April 30,
----------------------------------------------------------------------------------------------------------------------
                    (Dollars in thousands)                      2003           2002          2003             2002
----------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of the year                $  81,453      $  74,898      $  11,788       $   9,991
    Service cost                                                 3,121          2,414            695             506
    Interest cost                                                5,976          5,504            990             737
    Amendments                                                   5,252            197            214             ---
    Acquisition                                                    ---            ---          2,018             ---
    Actuarial loss                                              15,331          1,457          6,908             887
    Participant contributions                                      ---            ---            205             193
    Benefits paid                                               (3,415)        (3,017)        (1,084)           (526)
----------------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of the year                      $ 107,718       $ 81,453      $  21,734       $  11,788
----------------------------------------------------------------------------------------------------------------------

Change in plan assets:
  Fair value of plan assets at beginning of the year         $  68,747       $ 72,685      $     ---       $     ---
    Actual return on plan assets                                (4,160)        (2,499)           ---             ---
    Company contributions                                        3,001          1,578            879             333
    Participant contributions                                      ---            ---            205             193
    Benefits paid                                               (3,415)        (3,017)        (1,084)           (526)
----------------------------------------------------------------------------------------------------------------------
  Fair value of plan assets at end of the year               $  64,173      $  68,747      $     ---       $     ---
----------------------------------------------------------------------------------------------------------------------

Net amount recognized:
  Funded status of the plans                                 $ (43,545)     $ (12,706)     $ (21,734)      $ (11,788)
  Unrecognized net actuarial loss (gain)                        26,836          1,370          4,553          (2,433)
  Unrecognized prior service cost (credit)                      13,345          9,332           (433)           (692)
  Unrecognized initial asset                                      (531)          (765)           ---             ---
----------------------------------------------------------------------------------------------------------------------
Net benefit liability recognized                             $  (3,895)     $  (2,769)     $ (17,614)      $ (14,913)
----------------------------------------------------------------------------------------------------------------------

Accrued benefit liability                                    $ (32,385)     $ (13,996)     $ (17,614)      $ (14,913)
Prepaid benefit costs                                              ---          5,589            ---             ---
Intangible asset                                                13,345          4,410            ---             ---
Minimum pension liability                                       15,145          1,228            ---             ---
----------------------------------------------------------------------------------------------------------------------
Net benefit liability recognized                             $  (3,895)     $  (2,769)     $ (17,614)      $ (14,913)
----------------------------------------------------------------------------------------------------------------------

Weighted-average assumptions:
  Discount rate                                                   6.25%          7.25%          6.25%           7.25%
  Expected return on plan assets                                  9.00%          9.00%           ---             ---
  Rate of compensation increase                                   4.50%          4.50%           ---             ---
----------------------------------------------------------------------------------------------------------------------

For fiscal 2004, the assumed health care cost trend rates are 8.5 percent for all participants. The rate for participants under age 65 is assumed to decrease to five percent in fiscal 2008. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported. A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2003:

                                                                        One Percentage Point
-----------------------------------------------------------------------------------------------
                      (Dollars in thousands)                           Increase      Decrease
-----------------------------------------------------------------------------------------------
Effect on total service and interest cost components                   $    357      $   (277)
Effect on benefit obligation                                           $  4,031      $ (3,169)
-----------------------------------------------------------------------------------------------

Pension plan assets consist of listed stocks and government obligations, including 317,552 of the Company's common shares at April 30, 2003 and April 30, 2002. The market value of these shares is $11,521,000 at April 30, 2003. The Company paid dividends of $245,000 on these shares during fiscal 2003. Prior service costs are being amortized over the average remaining service lives of the employees expected to receive benefits.

The Company also charged to operations approximately $1,129,000, $958,000, and $870,000 in fiscal 2003, 2002, and 2001, respectively, for contributions to foreign pension plans and to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with foreign actuarial computations and provisions of the labor contracts. The Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under such plans.

In addition, certain of the Company's active employees participate in multiemployer plans that provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $2,316,000, $1,851,000, and $1,719,000 in fiscal 2003, 2002, and 2001, respectively.

Note I: Savings Plans

         ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust
(ESOP) for certain domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company's common shares in amounts not to exceed a total of 1,134,120 unallocated common shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years. ESOP loans bear interest at one-half percentage point over prime and are payable as shares are allocated to participants. Interest incurred on ESOP debt was $406,000, $538,000, and $768,000 in fiscal 2003, 2002, and 2001, respectively.
Contributions to the plan are made annually in amounts sufficient to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $368,000, $336,000, and $362,000 in fiscal 2003, 2002, and 2001, respectively. The principal payments received from the ESOP in fiscal 2003, 2002, and 2001 were $469,000, $364,000, and $297,000, respectively.

As permitted by Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2003, the ESOP held 458,419 unallocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

         401(k) Plan: The Company offers employee savings plans under Section 401(k) of the Internal Revenue Code for all domestic employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in fiscal 2003, 2002, and 2001 were $2,635,000, $1,445,000, and $1,421,000, respectively.

Note J: Stock Benefit Plans

The Company provides for equity-based incentives to be awarded to key employees through the 1998 Equity and Performance Incentive Plan, the Restricted Stock Bonus Plan adopted in 1979, and the 1987 Stock Option Plan, and to nonemployee directors through the Nonemployee Director Stock Option Plan adopted in fiscal 2002.

         1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted stock, which may include performance criteria, as well as stock appreciation rights, deferred shares, and performance shares. At April 30, 2003, there were 2,472,779 common shares available for future issuance under this plan. Of this total amount available for issuance, the amount of restricted stock available for issuance is limited to 891,726 common shares. Restricted stock issued under this plan is subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. All restricted shares issued to date under the plan are subject to a four-year forfeiture period. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant.

         Restricted Stock Bonus Plan: Shares awarded under this plan contain certain restrictions for four years relating to, among other things, forfeiture in the event of termination of employment and to transferability. Shares awarded are issued as of the date of the award and a deferred compensation charge is recorded at the market value of the shares on the date of the award. The deferred compensation charge is recognized as expense over the period during which restrictions are in effect. In fiscal 2002, 46,499 common shares were awarded under this plan. No awards were granted in fiscal 2001 and 2003. There are no common shares available for future issuance under this plan.

         1987 Stock Option Plan: Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 18,162 common shares available for future grant under this plan.

         Nonemployee Director Stock Option Plan: This plan provides for the issuance of stock options to nonemployee directors annually, on September 1 of each year. Options granted under this plan become exercisable six months after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 69,510 common shares available for future grant under this plan.

A summary of the Company's stock option activity, and related information follows:

                                                                          Weighted-
                                                                           Average
                                                                          Exercise
                                                           Options          Price
-------------------------------------------------------------------------------------
Outstanding at May 1, 2000                                2,496,692         $22.47
   Granted                                                  388,408          25.00
   Exercised                                               (531,394)         19.52
   Forfeited                                               (168,532)         25.32
-------------------------------------------------------------------------------------
Outstanding at April 30, 2001                             2,185,174         $23.41
   Granted                                                      ---            ---
   Exercised                                               (581,062)         24.96
   Forfeited                                                (29,424)         31.63
-------------------------------------------------------------------------------------
Outstanding at April 30, 2002                             1,574,688         $22.69
   Granted                                                1,275,000          33.72
   Exercised                                               (220,356)         22.69
   Forfeited                                                (13,247)         30.15
-------------------------------------------------------------------------------------
Outstanding at April 30, 2003                             2,616,085         $28.03

Exercisable at April 30, 2001                             1,518,431         $23.69
Exercisable at April 30, 2002                             1,279,258         $22.45
Exercisable at April 30, 2003                             1,258,103         $22.73
-------------------------------------------------------------------------------------

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 2003, under the Company's stock benefit plans:

                                                       Weighted-
                                       Weighted-        Average                        Weighted-
                                        Average        Remaining                        Average
    Range of                            Exercise      Contractual                      Exercise
Exercise Prices       Outstanding        Price       Life (years)     Exercisable        Price
----------------------------------------------------------------------------------------------------
$16.87 - $24.99          688,899        $19.99           4.8            688,899         $19.99
$25.00 - $36.64        1,927,186        $30.90           7.9            569,204         $26.05
----------------------------------------------------------------------------------------------------

The following table summarizes the Company's stock benefit plans in two categories - plans that have been approved by shareholders, and plans that have not:

                                                                                     Number of
                                            Number of                              Common Shares
                                          Common Shares                            Available for
                                          to be Issued      Weighted-Average      Future Issuance
                                          Upon Exercise     Exercise Price of       Under Equity
                                         of Outstanding        Outstanding          Compensation
            Plan Category                    Options             Options               Plans
--------------------------------------------------------------------------------------------------
Stock benefit plans approved by
   shareholders                             2,616,085             $28.03              2,560,451
Stock benefit plans not approved by
   shareholders                                   ---                ---                    ---
--------------------------------------------------------------------------------------------------
Total stock benefit plans                   2,616,085             $28.03              2,560,451
--------------------------------------------------------------------------------------------------

Note K: Long-Term Debt and Financing Arrangements

Long-term debt consists of the following:

                                                                    April 30,
------------------------------------------------------------------------------------
                        (Dollars in thousands)                  2003         2002
------------------------------------------------------------------------------------
6.77% Senior Notes due June 1, 2009                          $  75,000    $  75,000
7.70% Series A Senior Notes due September 1, 2005               17,000       17,000
7.87% Series B Senior Notes due September 1, 2007               33,000       33,000
7.94% Series C Senior Notes due September 1, 2010               10,000       10,000
------------------------------------------------------------------------------------
Total long-term debt                                         $ 135,000    $ 135,000
------------------------------------------------------------------------------------

The notes are unsecured and interest is paid semiannually. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreements. The Company is in compliance with all covenants.

Interest paid totaled $10,613,000, $9,800,000, and $8,328,000 in fiscal 2003,
2002, and 2001, respectively.

Financing arrangements: The Company has uncommitted lines of credit providing up to $120,000,000 for short-term borrowings. No amounts were outstanding at April 30, 2003. The interest rate to be charged on any outstanding balance is based on prevailing market rates.

Note L: Derivative Financial Instruments

The Company is exposed to market risks, such as changes in interest rates, currency exchange rates, and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions.

         Commodity price management: In connection with the purchase of raw materials used by the Company's consumer oils business, primarily soybean and canola oils, the Company enters into commodity futures and options contracts to manage the price volatility related to anticipated inventory purchases. The commodity futures contracts generally have maturities of less than one year, meet the hedge criteria according to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133), and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income/loss to the extent effective, and then recognized in earnings in the period during which the hedged transaction affects earnings.

         In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodities futures contracts are highly effective in hedging price risks associated with commodity purchases and related transportation costs. Hedge ineffectiveness is measured on a quarterly basis and the ineffective portion of gains and losses is recorded in cost of products sold in accordance with SFAS 133.

         As of April 30, 2003, the deferred gain included in accumulated other comprehensive loss was $236,000, net of tax. This entire amount is expected to be recognized in earnings during fiscal 2004. Gains on commodities futures contracts and options recognized in earnings during fiscal 2003 were $4,050,000.

         Interest rate hedging: The Company's policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, the Company may periodically enter into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The interest rate swap agreements effectively modify the Company's exposure to interest risk by converting a portion of the Company's fixed-rate debt to a floating rate. The interest rate swap and the instrument being hedged is marked to market in the balance sheet. The mark-to-market value of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains or losses in other (expense) income. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Any gains or losses upon the early termination of the interest rate swap contracts are deferred and recognized over the remaining life of the contract.

During fiscal 2003, the Company terminated its interest rate swap agreements prior to maturity. These agreements were originally entered in fiscal 2002 and then subsequently again in December 2002. As a result of the early terminations, the Company received $4,092,000 in cash and realized a corresponding gain, which has been deferred. This deferred gain will be recognized in earnings over the remaining lives of the original swap agreements as a reduction of future interest expense. At April 30, 2003, the balance of the deferred gains related to the terminated swaps was $3,640,000 and is included in other noncurrent liabilities.

Note M: Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                          April 30,
-------------------------------------------------------------------------------------------
                   (Dollars in thousands)                              2003        2002
-------------------------------------------------------------------------------------------
Deferred tax liabilities:
   Intangible assets                                                 $118,925    $   872
   Depreciation                                                        28,109     10,150
   Software and other deferred expenses                                 6,408      4,898
   Change in inventory accounting method                                  ---      1,769
   Other (each less than 5 percent of total liabilities)                1,574        910
-------------------------------------------------------------------------------------------
Total deferred tax liabilities                                       $155,016    $18,599
-------------------------------------------------------------------------------------------
Deferred tax assets:
   Postretirement benefits other than pensions                       $  7,217    $ 6,136
   Other employee benefits                                              7,267      5,091
   Pensions                                                             6,715        ---
   Intangible assets                                                    4,041      4,146
   Marketing accruals                                                   2,036        405
   Other (each less than 5 percent of total assets)                     3,915      2,825
-------------------------------------------------------------------------------------------
Total deferred tax assets                                              31,191     18,603
Valuation allowance for deferred tax assets                            (1,755)    (1,560)
-------------------------------------------------------------------------------------------
Total deferred tax assets less allowance                             $ 29,436    $17,043
-------------------------------------------------------------------------------------------
Net deferred tax liability                                           $125,580    $ 1,556
-------------------------------------------------------------------------------------------

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

Income before income taxes and cumulative effect of change in accounting method is as follows:

                                                                         Year Ended April 30,
-----------------------------------------------------------------------------------------------------
                     (Dollars in thousands)                         2003         2002         2001
-----------------------------------------------------------------------------------------------------
Domestic                                                          $147,581     $ 44,668     $ 40,809
Foreign                                                              7,809        5,530        3,683
-----------------------------------------------------------------------------------------------------
Income before income taxes and cumulative effect of
   change in accounting method                                    $155,390     $ 50,198     $ 44,492
-----------------------------------------------------------------------------------------------------

The components of the provision for income taxes are as follow:

                                                        Year Ended April 30,
------------------------------------------------------------------------------------
   (Dollars in thousands)                        2003          2002         2001
------------------------------------------------------------------------------------
Current:
   Federal                                     $ 53,767      $ 13,447     $ 10,681
   Foreign                                        2,881         2,449        1,938
   State and local                                6,080         1,906        1,635
Deferred                                         (3,680)        1,545        2,040
------------------------------------------------------------------------------------
Total income tax expense                       $ 59,048      $ 19,347     $ 16,294
------------------------------------------------------------------------------------

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

                      Percent of Pretax Income                            Year Ended April 30,
----------------------------------------------------------------------------------------------------------
                       (Dollars in thousands)                     2003            2002            2001
----------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                   35.0%           35.0%           35.0%
Increase (decrease) in income taxes resulting from:
   State and local income taxes, net of federal income
     tax benefit                                                     2.5             2.5             2.1
   Research credits                                                 (0.1)           (1.9)           (0.8)
   Other items                                                       0.6             2.9             0.3
----------------------------------------------------------------------------------------------------------
Effective income tax rate                                           38.0%           38.5%           36.6%
----------------------------------------------------------------------------------------------------------
Income taxes paid                                              $  46,119       $  18,003       $  19,783
----------------------------------------------------------------------------------------------------------

Note N: Accumulated Other Comprehensive Loss

Comprehensive income is included in the Statements of Consolidated Shareholders' Equity. The components of accumulated other comprehensive loss as shown on the Consolidated Balance Sheets are as follows:

                                        Foreign                     Loss on       Gains on      Accumulated
                                        Currency      Minimum      Available-     Cash Flow        Other
                                      Translation     Pension       for-Sale       Hedging      Comprehensive
         (Dollars in thousands)       Adjustments    Liability     Securities    Derivatives        Loss
---------------------------------------------------------------------------------------------------------------
Balance at May 1, 2000                 $   9,327     $    ---       $   ---       $    ---       $   9,327
   Current period charge                   7,308          ---           ---            ---           7,308
   Income tax benefit                        ---          ---           ---            ---             ---
--------------------------------------------------------------------------------------------------------------
Balance at April 30, 2001              $  16,635     $    ---       $   ---       $    ---       $  16,635
   Current period (credit) charge         (1,669)       1,228           ---            ---            (441)
   Income tax benefit                        ---         (431)          ---            ---            (431)
--------------------------------------------------------------------------------------------------------------
Balance at April 30, 2002              $  14,966     $    797       $   ---       $    ---       $  15,763
   Current period (credit) charge         (8,268)      13,917           477           (381)          5,745
   Income tax (benefit)
        expense                              ---       (5,288)         (181)           145          (5,324)
--------------------------------------------------------------------------------------------------------------
Balance at April 30, 2003              $   6,698     $  9,426       $   296       $   (236)      $  16,184
--------------------------------------------------------------------------------------------------------------

Note O: Common Shares

         Reclassification of Common Shares: In August 2000, the Company combined its Class A and Class B common shares into a single class of common shares with terms similar to the former Class A common shares. In conjunction with this combination, on August 28, 2000, the Company repurchased 4,037,962 common shares at $19.57 per share. The Company incurred approximately $1,363,000 of cost related to the combination and repurchase of common shares. Such costs were recorded as a reduction of shareholders' equity.

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

         Shareholders' Rights Plan: Pursuant to a shareholders' rights plan established during fiscal 1999, one share purchase right is associated with each of the Company's outstanding common shares.

Under the plan, the rights will initially trade together with the Company's common shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's common shares at a discounted price if a person or group acquires ten percent or more of the outstanding common shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the thresholds. If exercisable, each right entitles the shareholder to buy one common share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

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

The Company maintains systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is an extensive program of audits performed by the Company's internal audit staff and independent auditors designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.

Ernst & Young LLP, independent auditors, has audited the Company's financial statements. Management has made all financial records and related data available to Ernst & Young LLP during its audit.

The Company's audit committee, comprised of three nonemployee members of the Board, meets regularly with the independent auditors and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent auditors. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The manager of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.

It is the Company's best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.

         Timothy P. Smucker         Richard K. Smucker
         Chairman and Co-Chief      President, Co-Chief Executive Officer,
         Executive Officer          and Chief Financial Officer