Form 10-K, Exhibit 13
period 2005-04-30
SMUCKER J M CO
filed 2005-07-12
CIK 91419

                                                                      Exhibit 13

Five-Year Summary of Selected Financial Data

The following table presents selected financial data for each of the five years in the period ended April 30, 2005, restated for discontinued operations, as discussed in Note C to the consolidated financial statements. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Liquidity and Capital Resources" and the consolidated financial statements and notes thereto.

                                                                                     Year Ended April 30,
                                                                 ----------------------------------------------------------------
(Dollars in thousands, except per share data)                      2005           2004         2003         2002          2001
---------------------------------------------------------        ----------    ----------   ----------   ----------    ----------
Statement of Income:
   Net sales                                                     $2,043,877    $1,369,556   $1,270,098   $  649,997    $  615,268
   Income from continuing operations before cumulative
     effect of change in accounting method                       $  130,460    $  111,298   $   94,212   $   29,324    $   28,100
   Discontinued operations                                           (1,387)           52        2,130        1,527           122
   Cumulative effect of change in accounting method                      --            --           --           --        (1,016)
                                                                 ----------    ----------   ----------   ----------    ----------
   Net income                                                    $  129,073    $  111,350   $   96,342   $   30,851    $   27,206
                                                                 ==========    ==========   ==========   ==========    ==========
Financial Position:
   Long-term debt                                                $  431,560    $  135,000   $  135,000   $  135,000    $  135,000
   Total assets                                                   2,635,894     1,684,125    1,615,407      524,892       479,104
   Shareholders' equity                                           1,690,800     1,210,693    1,124,171      280,144       250,785
                                                                 ==========    ==========   ==========   ==========    ==========

Other Data:
   Earnings per common share:
      Income from continuing operations before cumulative
         effect of change in accounting method
                                                                 $     2.29    $     2.23   $     1.99   $     1.27    $     1.17
      Discontinued operations                                         (0.03)         0.01         0.05         0.06            --
      Cumulative effect of change in accounting method                   --            --           --           --         (0.04)
                                                                 ----------    ----------   ----------   ----------    ----------
      Net income                                                 $     2.26    $     2.24   $     2.04   $     1.33    $     1.13
                                                                 ==========    ==========   ==========   ==========    ==========

      Income from continuing operations before cumulative
         effect of change in accounting method - assuming
         dilution                                                $     2.26    $     2.21   $     1.97   $     1.25    $     1.16
      Discontinued operations - assuming dilution                     (0.02)           --         0.05         0.06            --
      Cumulative effect of change in accounting method -
         assuming dilution                                               --            --           --           --         (0.04)
                                                                 ----------    ----------   ----------   ----------    ----------
      Net income - assuming dilution                             $     2.24    $     2.21   $     2.02   $     1.31    $     1.12
                                                                 ==========    ==========   ==========   ==========    ==========
   Dividends declared per common share                           $     1.02    $     0.94   $     0.83   $     0.68    $     0.68
                                                                 ==========    ==========   ==========   ==========    ==========

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2005 and 2004.

                                                                                                                Earnings per -
                                                                                      Earnings per Common         Common Share
(Dollars in thousands, except per share data)                                               Share              Assuming Dilution
---------------------------------------------                                         -------------------   ---------------------
                                                            Income                                             Income
                                                             from                   Income from                 from
                                               Gross      Continuing       Net       Continuing     Net     Continuing      Net
           Quarter Ended       Net Sales       Profit     Operations      Income     Operations    Income   Operations     Income
         ----------------      ---------     ---------    ----------     --------   -----------    ------   ----------     ------
2005        July 31, 2004      $ 413,267     $ 144,188     $ 27,487      $ 32,848      $ 0.51      $ 0.61      $ 0.50      $ 0.60
         October 31, 2004        588,922       188,881       40,663        38,005        0.70        0.65        0.69        0.65
         January 31, 2005        550,234       174,198       35,524        36,108        0.61        0.62        0.60        0.61
           April 30, 2005        491,454       150,149       26,786        22,112        0.46        0.38        0.45        0.38
                               ---------     ---------     --------      --------      ------      ------      ------      ------
2004        July 31, 2003      $ 339,176     $ 119,426     $ 26,357      $ 25,785      $ 0.53      $ 0.52      $ 0.53      $ 0.51
         October 31, 2003        374,203       132,970       32,719        32,067        0.66        0.64        0.65        0.64
         January 31, 2004        343,788       126,526       31,120        31,318        0.62        0.63        0.62        0.62
           April 30, 2004        312,389       103,679       21,102        22,180        0.42        0.44        0.42        0.44
                               =========     =========     ========      ========      ======      ======      ======      ======

The first quarter of 2005 and all quarters of 2004 reflect the restatement of previously reported quarterly information for discontinued operations, as discussed in Note C to the consolidated financial statements.

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

Stock Price Data

The Company's common shares are listed on the New York Stock Exchange - ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 346,900 shareholders as of the June 20, 2005 record date, of which 89,141 were registered holders of common shares.

                  Quarter Ended             High                Low            Dividends
                ----------------          -------             -------          ---------
2005               July 31, 2004          $ 53.12             $ 40.80             $ 0.25
                October 31, 2004            47.00               41.85               0.25
                January 31, 2005            47.63               43.44               0.25
                  April 30, 2005            51.65               46.31               0.27
                                          -------             -------             ------
2004               July 31, 2003          $ 42.01             $ 35.64             $ 0.23
                October 31, 2003            43.82               37.61               0.23
                January 31, 2004            47.56               43.10               0.23
                  April 30, 2004            53.50               46.03               0.25
                                          =======             =======             ======

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

The J. M. Smucker Company ("the Company"), headquartered in Orrville, Ohio, is the leading manufacturer and marketer of jams, jellies, preserves, and other fruit spreads in the U.S. It is also the leader in dessert toppings, peanut butter, shortening and oils, and health and natural foods beverages in North America under such icon brands as Smucker's, Jif, and Crisco, and markets a wide variety of other specialty products throughout North America and in many foreign countries. The Company is widely known and trusted for quality food products.

In addition to the Smucker's, Jif, and Crisco brands, the Company's expanded portfolio in fiscal 2005 includes the following icon brands in the U.S.:
Pillsbury flour, baking mixes, and ready-to-spread frostings; Hungry Jack pancake mixes, syrup, and potato side dishes; Martha White baking mixes and ingredients; and Pet evaporated milk; in Canada: Robin Hood flour and baking mixes; Bick's pickles and condiments; and Golden Temple atta flour and rice. In addition to these leading brands, the Company markets products under numerous other brands, including Dickinson's, Laura Scudder's, Adams, Double Fruit (Canada), R. W. Knudsen Family, and Santa Cruz Organic.

The Company distributes its products through grocery and other retail outlets, foodservice establishments, schools, specialty and gourmet shops, health and natural foods stores, and consumer direct vehicles such as the Internet and a showcase store in Orrville, Ohio.

Since the 1998 inception of Fortune magazine's annual survey of the "100 Best Companies to Work For," the Company has consistently been recognized as one of the top 25 companies to work for in the United States. The Company has over 3,500 employees worldwide and distributes products in more than 45 countries.

RESULTS OF OPERATIONS

On June 18, 2004, the Company completed its acquisition of Minneapolis-based International Multifoods Corporation ("Multifoods") in a tax-free stock and cash transaction valued at approximately $871 million. Multifoods had consolidated net sales for the fiscal year ended February 28, 2004, of approximately $908 million. With the acquisition, the Company added an array of North American icon brands, marketed in the center of the store, to the existing Smucker family of brands. This transaction has been accounted for as a purchase business combination. The results of Multifoods' operations are included in the Company's consolidated financial statements from the date of the acquisition.

The Company's strategy is to own and market leading North American icon brands sold in the center of the store. In support of this strategy, on June 16, 2004, the Company sold its Australian subsidiary, Henry Jones Foods ("HJF") to SPC Ardmona Ltd. The transaction generated proceeds of approximately $35.7 million in cash and resulted in a gain of approximately $9 million ($1.5 million, net of tax). On October 6, 2004, the Company sold its Brazilian subsidiary, Smucker do Brasil, Ltda., to Cargill, Incorporated generating proceeds of approximately $6.9 million in cash and resulting in a loss of approximately $5.9 million ($2.8 million, net of tax).

On February 18, 2005, the Company sold the Multifoods U.S. foodservice and bakery products businesses, including the Canadian foodservice locations operated under the Gourmet Baker name, which were acquired as part of Multifoods. This sale to Value Creations Partners, Inc. generated proceeds consisting of $33 million in cash and a $10 million subordinated promissory note.

The Australian subsidiary, the Brazilian subsidiary, and the Multifoods U.S. foodservice and bakery products businesses are considered to be discontinued operations and are excluded from the discussions below.

NET SALES

The following table presents net sales information.

                                          Year Ended April 30,
                              ------------------------------------------
(Dollars in thousands)          2005             2004            2003
------------------------      ----------      ----------      ----------
U.S. retail market:
   Smucker's brand            $  354,260      $  327,696      $  293,140
   Jif and Crisco brands         618,892         605,041         535,434
   Multifoods brands             356,165              --              --
   Other brands                   75,874          69,569          61,297
                              ----------      ----------      ----------
Total U.S. retail market      $1,405,191      $1,002,306      $  889,871
                              ----------      ----------      ----------
Special markets:
   Multifoods brands          $  270,066      $       --      $       --
   Other brands                  368,620         367,250         380,227
                              ----------      ----------      ----------
Total special markets         $  638,686      $  367,250      $  380,227
                              ----------      ----------      ----------
Total net sales               $2,043,877      $1,369,556      $1,270,098
                              ==========      ==========      ==========

Sales in 2005 increased $674.3 million, or 49 percent, from 2004. The acquired Multifoods businesses contributed $626.2 million of the total increase. Excluding the contribution of the Multifoods brands, sales were up nearly four percent. Other factors favorably impacting sales in 2005 were foreign exchange rates and the pricing environment in the shortening and oils business.

In the U.S. retail market segment, sales were $1,405.2 million in 2005, up $402.9 million, or approximately 40 percent, from 2004. The Multifoods contribution for 2005 was $356.2 million. The Company's sales of Smucker's, Jif, and Crisco contributed approximately ten percent of the total sales increase for the segment. In addition, sales of Uncrustables increased 37 percent in 2005 as the Company continued to build on the success experienced in 2004.

The special markets segment is comprised of the foodservice, beverage, Canada, international, and industrial business areas. The Canadian business acquired from Multifoods has been combined with the Company's previous Canadian business to form the new Canada business area. Sales in this segment were $638.7 million in 2005 compared to $367.3 million in 2004, an increase of 74 percent. The overall sales increase reflects the segment's addition of sales in our Canada business and the growth in the foodservice and beverage areas, which were offset by the divestiture of the industrial business. The Multifoods contribution for 2005 was $270.1 million. Excluding the contribution from Multifoods and the industrial business, the special markets segment would have been up five percent in 2005.

In the foodservice area, 2005 sales were up five percent from 2004 due to a seven percent growth in traditional portion control items, primarily under the Smucker's brand, and increased sales in the schools market. Sales of Uncrustables increased six percent in 2005 in the schools market despite capacity constraints that were experienced during the first half of the year.

Beverage area sales were up six percent in 2005. Sales of R. W. Knudsen Family and Santa Cruz Organic products were up nine and five percent, respectively, for 2005, while sales of After The Fall continued to decline, as a result of the strategic decision to regionalize this brand. Nonbranded sales for the business area were up six percent in 2005.

In the international area, sales were up one percent in 2005 from 2004. Sales in Mexico and Latin America experienced strong growth in 2005 with the entire geographic region up over 26 percent from 2004. The South Asia export market was also strong for the year with sales up ten percent. Sales in Scotland and other export markets were down eight percent and 35 percent, respectively, from 2004 primarily due to the restructuring program in Europe and the United Kingdom in the first quarter of the year.

Finally, sales in the Company's industrial business were down 22 percent for 2005. Approximately 70 percent of this decline, or $10.5 million in sales, was the result of planned decreases associated with the strategic decision to exit certain low-margin contracts. The remaining shortfall was caused by the sale of the ingredients business in 2005 resulting in a gain of approximately $1.2 million ($0.7 million, net of tax).

Sales in 2004 increased $99.5 million, or eight percent, over 2003. The Jif and Crisco business contributed $85.0 million of the increase in 2004. Net sales for 2004 benefited from one additional month of Jif and Crisco sales totaling $47.3 million, as the merger closed on June 1, 2002, one month into the 2003 fiscal year. Other factors favorably impacting sales in 2004 were foreign exchange rates and price increases in the shortening and oils business.

In the U.S. retail market segment, sales were $1,002.3 million in 2004, up $112.4 million, or nearly 13 percent, from 2003. Jif and Crisco contributed over 60 percent of the overall 2004 sales increase for the segment. Smucker's branded sales also had strong growth during 2004, up 12 percent over 2003, as the Company realized increased sales in its fruit spreads and natural peanut butter categories. In addition, sales of Uncrustables increased significantly in 2004 as the Company completed its national rollout. The only area within the segment realizing declines during 2004 was specialty foods, which was down three percent due to a planned decrease in nonbranded business.

Sales in the special markets segment were $367.3 million in 2004 compared to $380.2 million in 2003, a decrease of three percent. This decline reflects the planned exit of certain low-margin contracts in both the industrial and foodservice business areas. Excluding these planned decreases, the special markets segment would have been up four percent in 2004. Sales in 2004 were up in the Canada, beverage, and foodservice areas, while sales in the industrial area were down from 2003.

In Canada, sales were up 24 percent in 2004 from 2003 due primarily to favorable exchange rates, which contributed approximately $8.2 million to the overall sales growth of $12.3 million. As measured in local currency, Canadian sales were strong, up eight percent in 2004, due primarily to the impact of the additional month of Crisco sales.

In the international area, sales were down three percent despite strong growth in 2004 in Mexico and Latin America, up over 20 percent from 2003. All other regions, including Scotland and other export markets, were down from 2003.

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

Beverage area sales were up eight percent in 2004, due primarily to strong growth in its nonbranded business, which was up nearly 40 percent. Sales of R.
W. Knudsen Family and Santa Cruz Organic products also were up nine and 14 percent, respectively, for 2004, while sales of After The Fall declined 20 percent as a result of the strategic decision to regionalize this brand.

Finally, sales in the Company's industrial business were down 34 percent for 2004. Approximately half of this decline, or $20 million in sales, was the result of planned decreases associated with the strategic decision to exit certain low-margin contracts. The remaining shortfall was caused by softness in sales of bakery ingredients.

OPERATING INCOME

The following table presents components of operating income as a percentage of net sales.

                                                         Year Ended April 30,
                                                       --------------------------
                                                       2005       2004       2003
                                                       ----       ----       ----
Gross profit                                           32.2%      35.2%      35.2%
Selling, distribution, and administrative:
   Advertising                                          2.4%       3.9%       3.6%
   Marketing and selling                                7.7        7.8        8.1
   Distribution                                         2.9        2.0        2.2
   General and administrative                           7.0        8.0        7.7
                                                       ----       ----       ----
Total selling, distribution, and administrative        20.0%      21.7%      21.6%
                                                       ====       ====       ====
Restructuring and merger and integration                1.4%       0.6%       0.9%
                                                       ----       ----       ----
Operating income                                       10.8%      12.9%      12.7%
                                                       ====       ====       ====

Operating income increased $43.8 million for 2005, or 25 percent, over 2004 while operating margin decreased from 12.9 percent to 10.8 percent, due to the inclusion of the lower margin Multifoods brands. Included in 2005 operating income was approximately $31.3 million of restructuring and merger and integration related costs, while 2004 included $17.1 million of similar charges. Positive contributors to operating income in 2005 included the overall growth of the higher margin U.S. retail market segment, including gains in the Smucker's, Jif, and Crisco brands. The Company's gross margin was 32.2 percent in 2005 versus 35.2 percent in 2004. The addition of the lower-margin Multifoods brands was a primary contributor to this difference, along with higher raw material costs and costs associated with the start up of the Scottsville, Kentucky, facility.

Selling, distribution, and administrative ("SD&A") expenses increased 37 percent during 2005, but decreased as a percent of net sales to 20.0 percent from 21.7 percent. The Company increased its marketing expense by 20 percent during 2005 in support of the Smucker's and Jif brands, the continued retail rollout of Uncrustables, as well as support of the newly acquired Multifoods brands. In addition, the Company incurred certain costs related to the maintenance of Multifoods' Minnetonka, Minnesota, facility that will close by June 30, 2005. Other factors contributing to the total expense increase in SD&A were increased expenses to support the acquired business and increased costs associated with regulatory requirements. This increase in costs was more than offset by the overall increase in sales due to the acquisition.

Operating income increased $16.0 million for 2004, or ten percent, over 2003 while operating margin improved slightly to 12.9 percent compared to 12.7 percent. Included in 2004 operating income was approximately $17.1 million of restructuring and merger related costs, while 2003 included $13.0 million of similar charges. Positive contributors to operating income in 2004 included margins earned on the additional month of Jif and Crisco sales in May and the overall growth of the higher margin U.S. retail market segment. The Company's gross margin was 35.2 percent in both years as strong margins in fruit spreads, peanut butter, and beverage were offset by higher soybean oil costs in shortening and oils.

Selling, distribution, and administrative expenses increased eight percent in 2004 and increased as a percent of net sales to 21.7 percent from 21.6 percent. The Company increased its marketing expense by eight percent during 2004 in support of Jif and Crisco and the retail rollout of Uncrustables. Other factors contributing to the increase in SD&A during 2004 were overall higher employee benefit costs, notably pension and health care, legal fees, and outside services. These were somewhat offset by selling and distribution expenses which increased at a rate less than sales.

INTEREST INCOME AND EXPENSE

Interest expense increased $16.3 million in 2005 due to an increase in the Company's debt outstanding associated with the Multifoods acquisition. Interest income increased by $1.9 million in 2005 due to an increase in the average investment yield and interest earned on promissory notes received in conjunction with divestitures during the year.

Interest expense decreased $2.2 million in 2004 due to an increase in interest capitalized during the year and the effect of interest rate swaps associated with the Company's long-term debt. The increase in capitalized interest was related to the construction of the Uncrustables facility in Scottsville, Kentucky. The impact of the swaps reduced interest expense by $2.1 million in 2004. Interest income increased by $1.1 million in 2004 due to an increase in the average investment balance and a change in the Company's investment policy, which allowed the Company to take advantage of higher yielding investment instruments.

OTHER INCOME AND EXPENSE

In 2004, other income (net) was $3.6 million, which included a $2.1 million gain recognized on the sale of the Watsonville, California, facility (see Restructuring). In 2003, other expense (net) included a write down of certain minor equity investments to their estimated fair value. The amount of the write down included in other expense (net) was $1.4 million.

INCOME TAXES

Income taxes in 2005 were $74.2 million, up $8.3 million, or 13 percent, from 2004. The increase is due primarily to an increase in pretax earnings of $27.4 million, or 15 percent. The consolidated effective income tax rate in 2005 was
36.2 percent, compared to 37.2 percent in 2004. The reduction in the effective tax rate was due primarily to benefits realized from the addition of the Multifoods organization.

Income taxes in 2004 were $65.9 million, up $8.4 million, or 15 percent, from 2003. The increase is due primarily to an increase in pretax earnings of $25.5 million, or 17 percent. The consolidated effective income tax rate in 2004 was
37.2 percent, compared to 37.9 percent in 2003. The reduction in the effective tax rate was due primarily to benefits realized from the organizational restructuring associated with the Jif and Crisco merger.

RESTRUCTURING

During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company's overall cost base as well as service levels in support of its long-term strategy. As a result of these plans, the Company expects to record total restructuring charges of approximately $40 million, to be recognized through 2006. Included in the restructuring charge are expected cash outlays of approximately $28 million that relate primarily to employee separation costs and equipment relocation expenses. At the end of 2005, these restructurings were proceeding as planned. During 2004, the Company closed its fruit processing operations at its Watsonville, California, and Woodburn, Oregon, locations and subsequently sold these facilities. Uncrustables production at the West Fargo, North Dakota, location is expected to be discontinued in 2006. In Ripon, Wisconsin, the Company completed the combination of its two manufacturing facilities into one expanded site.

In the first quarter of 2005, the Company completed a restructuring program to streamline operations in Europe and the United Kingdom, including the exit of a contract packaging arrangement and certain segments of the retail business. In the third quarter of fiscal 2005, the Company announced plans to discontinue operations at its Salinas, California, facility and restructure its U.S. distribution operations. Production from the Salinas facility will be relocated to plants in Orrville, Ohio, and Memphis, Tennessee, by December 31, 2005. Also, as part of the restructuring, the Company sold its U.S. industrial business in two separate transactions in the last half of the year.

In conjunction with the restructurings, the Company has recorded a total charge of $31.7 million, of which $2.5 million was recorded in 2003, $15.8 million in 2004, and $13.3 million in 2005. The Company estimates that it will incur an additional $8.3 million in 2006 related to these programs. The majority of these charges related to employee separation costs, accelerated depreciation on machinery and equipment, equipment relocation expenses, and the disposition of inventories. To date, cash payments related to the restructuring charges have been approximately $16.7 million. The remaining cash payments, estimated to be approximately $11 million, will be paid through 2006.

LIQUIDITY AND CAPITAL RESOURCES

                                                          Year Ended April 30,
                                                 ----------------------------------------
(Dollars in thousands)                             2005            2004            2003
-----------------------------------------        --------        --------        --------
Net cash provided by operating activities        $194,401        $118,573        $174,808
Net cash used for investing activities            119,449         160,693          51,566
Net cash used for financing activities             72,280          40,037          28,419
                                                 ========        ========        ========

The Company's principal source of funds is cash generated from operations, supplemented by borrowings against the Company's revolving credit instrument. Total cash and investments at April 30, 2005, were $134.9 million compared to $161.2 million at April 30, 2004. The decrease was primarily the result of the Company's use of available funds to finance the cash portion of the Multifoods acquisition.

OPERATING ACTIVITIES

Historically, the Company's working capital requirements are greatest during the first half of its fiscal year. The addition of the Multifoods businesses further increases the working capital needs during the first six months of the fiscal year. This is due primarily to the need to build inventory levels in advance of the "fall bake" season and the seasonal procurement of raw materials used in the Company's pickle and condiment business in Canada. Working capital, excluding cash and short-term investments, as a percent of annual sales decreased from
11.4 percent for the year ended April 30, 2004, to 8.4 percent for the year ended April 30, 2005.

Cash provided by operating activities was approximately $194.4 million during 2005. The positive cash generated resulted from the increase in income from continuing operations and an increase in depreciation, a noncash charge, partially offset by increases in working capital requirements. The increase in working capital consisted primarily of payments of accounts payable and accrued items, and higher inventory and trade receivables balances. In addition, the Company made contributions to its qualified and nonqualified retirement benefit plans totaling approximately $18 million and funded restructuring and merger and acquisition related costs of approximately $40 million.

INVESTING ACTIVITIES

Net cash used for investing activities during the year included the use of approximately $99 million in cash to finance the Multifoods acquisition, offset by the proceeds from the sale of HJF, the Brazilian subsidiary, the Multifoods U.S. foodservice and bakery products business, and the U.S. industrial business. Capital expenditures were approximately $87.6 million during 2005. This compares to $97.7 million in 2004.

FINANCING ACTIVITIES

During the first quarter of 2005, the Company entered into two separate financing arrangements in order to provide the necessary funding requirements to retire Multifoods' debt outstanding at the time of the closing of the acquisition, to fund merger related costs incurred during 2005, and to provide for working capital requirements. On May 27, 2004, the Company issued $100 million of 4.78 percent, senior, unsecured notes due June 1, 2014. Subsequently, on June 17, 2004, the Company entered into a five-year, $180 million unsecured revolving credit facility with a group of four banks. Interest on this bank debt is based on prevailing U.S. Prime, Canadian Base Rate, LIBOR, or Canadian CDOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of the borrowing term.

At April 30, 2005, the Company had a balance outstanding of approximately $33.4 million against the revolver. In addition, the Company paid dividends of $56.1 million during the year.

During 2005, the Company's Board of Directors authorized management to repurchase up to one million shares of its common stock. The buyback program will be implemented at management's discretion. In conjunction with this program, the Company administered a voluntary odd-lot program which allowed shareholders with fewer than 100 shares to either sell all of their shares or to purchase additional shares to increase their holdings up to 100 shares. As a result, the Company repurchased 59,478 common shares after taking into effect shareholders who opted to increase their holdings to 100 shares. In addition to the voluntary odd-lot program, the Company repurchased 309,200 shares on the open market through April 30, 2005. The Company used cash of approximately $17 million for these repurchases.

Cash requirements for 2006 will include capital expenditures estimated to range from $75 to $80 million. In addition, dividends are expected to approximate $63 million and interest payments on long-term debt to approximate $27 million for the year. The Company will utilize $17 million during the year to payoff the
7.70 percent Series A Senior Notes that are due on September 1, 2005. The Company also expects continued merger related costs requiring approximately $12 million in 2006 related to the Multifoods acquisition. Finally, contributions to the Company's qualified and nonqualified retirement benefit plans are estimated at $17 million.

Assuming there are no other material acquisitions or other significant investments, the Company believes that cash on hand and investments, combined with cash provided by operations, and borrowings available under the revolving credit facility, will be sufficient to meet 2006 cash requirements, including the payment of dividends, repayment of debt, repurchase of common shares, and interest on debt outstanding.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations at April 30, 2005.

                                                                                               More
                                                                  One to       Three to        Than
                                                   Less Than      Three          Five          Five
(Dollars in millions)                Total         One Year       Years          Years         Years
---------------------------        ----------      ---------     --------      --------      --------
Long-term debt obligations         $    448.6      $   17.0      $   33.0      $  288.6      $  110.0
Operating lease obligations              10.5           1.7           2.8           2.2           3.8
Purchase obligations                    470.3         339.3         120.0           9.4           1.6
Other long-term liabilities             205.2            --            --            --         205.2
                                   ----------      --------      --------      --------      --------
Total                              $  1,134.6      $  358.0      $  155.8      $  300.2      $  320.6
                                   ==========      ========      ========      ========      ========

In conjunction with the acquisition of Multifoods, the Company has assumed certain guarantees that resulted from the sale by Multifoods, in September 2002, of its foodservice distribution business to Wellspring Distribution Corporation (Wellspring). These guarantees relate to certain real estate and tractor-trailer fleet lease obligations of the business. The guarantee requires the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. In addition, the Company's obligation related to the tractor-trailer fleet lease is limited to 75 percent of the amount outstanding after the lessor has exhausted its remedies against Wellspring. The fleet guarantee will expire in September 2006, and the real estate guarantees will expire in September 2010. At April 30, 2005, the Company's outstanding guarantees for the lease obligations of Wellspring were $13.1 million related to the tractor-trailer fleet lease and $10.9 million related to the real estate lease.

The possibility that the Company would be required to honor the contingent liabilities under the guarantee is largely dependent upon the future operations of Wellspring and the value of the underlying leased properties. The Company currently has no liability recorded related to the guarantee. Should a reserve be required in the future, it would be recorded at the time the obligation was considered to be probable and estimable.

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

Accrued Trade Marketing and Merchandising. In order to support the Company's products, various trade marketing programs are offered to customers, that reimburse them for a portion, or all of their promotional activities related to the Company's products. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these trade marketing and merchandising programs based on estimates of what has been incurred by customers. Actual costs incurred by the Company may differ significantly if factors such as the level and success of the customers' programs or other conditions differ from expectations.

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

Pension Plans and Other Postretirement Benefit Plans. To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To record the related net assets and obligations of such benefit plans, management uses assumptions related to inflation, investment returns, mortality, employee turnover, rate of compensation increases, medical costs, and discount rates. Management, along with third-party actuaries, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2006 expense recognition, the Company will use a discount rate of 5.75 percent and 5.50 percent, an expected rate of return on plan assets of 8.5 percent and 8.0 percent, and a rate of compensation increase of 4.4 percent and 4.0 percent, for U.S. and Canadian plans, respectively.

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

Recovery of Trade Receivables. In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of trade receivables based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of trade receivables could differ from management's estimates due to changes in future economic or industry conditions or specific customers' financial conditions.

Restructuring. During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company's overall cost base as well as service levels in support of its long-term strategy. The expected restructuring charge includes estimates related to employee separation costs, the closure and consolidation of facilities, contractual obligations, and the valuation of certain assets including property, plant, and equipment, and inventories. Estimates of such costs are determined by contractual agreement or estimated by management based on historical experience. Actual amounts could differ from the original estimates.

Share-Based Payments. As provided under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payments ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement. As required by SFAS 123R, the Company will recognize expenses related to stock options granted to employees as of its first quarter in fiscal 2007. In anticipation of adoption of SFAS 123R, the Company has also elected to replace its current employee stock option incentive program with a restricted stock program as of May 2005. All stock option awards that are outstanding and vest after April 30, 2006, will be reflected in compensation expense over the period in which they vest.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK

The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio at April 30, 2005, approximates carrying value. Exposure to interest rate risk on the Company's long-term debt is mitigated since it is at a fixed rate until maturity. Market risk, as measured by the change in fair value resulting from a hypothetical ten percent change in interest rates, is not material. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2005, including derivative and other instruments sensitive to interest rates, a hypothetical ten percent movement in interest rates would not materially affect the Company's results of operations. A hypothetical 100 basis point increase in short-term interest rates would increase the Company's interest expense by approximately $0.8 million. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at April 30, 2005, the market value of the Company's long-term debt and interest rate portfolio, in aggregate, would increase by approximately $22 million.

Foreign Currency Exchange Risk. The Company utilizes foreign exchange contracts, typically with maturities of less than one year, to hedge foreign exchange fluctuation. The contracts are accounted for as cash flow hedges. A hypothetical ten percent strengthening or weakening of the U.S. dollar would not have a material impact on the cash flows or the financial results of the Company.

The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2005, are not expected to result in a significant impact on future earnings or cash flows.

Revenues from customers outside the United States represented 18 percent of net sales during 2005. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.

Commodity Price Risk. Raw materials and other commodities used by the Company are subject to price volatility caused by supply and demand conditions, political and economic variables, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, the Company uses futures and options with maturities generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in other comprehensive income or loss to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

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

CERTAIN FORWARD-LOOKING STATEMENTS

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to:

      - the Company's ability to effectively ramp-up and manage capacity related to Uncrustables products at the Scottsville, Kentucky, facility, and the costs associated to do so;

      - the success and cost of marketing and sales programs and strategies intended to promote growth in the Multifoods businesses, the Company's existing businesses, and in their respective markets;

      - the ability of the business areas to achieve sales targets and the costs associated with attempting to do so;

      - the ability to successfully implement price changes, particularly in the oils and baking business;

      -     the success and cost of introducing new products;

      - the timing and amount of capital expenditures, restructuring, and merger and integration costs;

      - the ability to achieve the amount and timing of the estimated savings associated with the Multifoods acquisition;

      - the strength of commodity markets from which raw materials are procured and the related impact on costs;

      -     raw material, ingredient, and energy cost trends;

      -     foreign currency exchange and interest rate fluctuations;

      -     general competitive activity in the market; and

      -     other factors affecting share prices and capital markets generally.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Shareholders
The J. M. Smucker Company

Management of The J. M. Smucker Company is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.

The Company's management assessed the effectiveness of the Company's internal controls over financial reporting as of April 30, 2005. In making this assessment, management used the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

On June 18, 2004, the Company completed the acquisition of International Multifoods Corporation ("Multifoods"). As permitted by the Securities and Exchange Commission, management excluded the Multifoods Canadian operations from its assessment of internal control over financial reporting as of April 30, 2005. Multifoods Canada constituted approximately eight percent of total assets (excluding goodwill and other indefinite-lived intangible assets) as of April 30, 2005, and 13 percent of net sales for the year then ended. Multifoods Canada will be included in the Company's assessment as of April 30, 2006.

Based on the Company's assessment of internal control over financial reporting under Internal Control - Integrated Framework, management concluded the Company's internal control over financial reporting was effective as of April 30, 2005.

Ernst & Young LLP, independent registered public accounting firm, audited the Company's assessment of internal control over financial reporting as of April 30, 2005, and their report thereon is included on page 21 of this report.

Timothy P. Smucker           Richard K. Smucker          Mark R. Belgya
Chairman and                 President and               Vice President,
Co-Chief Executive Officer   Co-Chief Executive Officer  Chief Financial Officer
                                                          and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The J. M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The J. M. Smucker Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As indicated in the accompanying Report of Management on Internal Control Over Financial Reporting, on June 18, 2004, the Company completed the acquisition of International Multifoods Corporation ("Multifoods"). As permitted by the Securities and Exchange Commission, management excluded the Multifoods Canadian operations from its assessment of internal control over financial reporting as of April 30, 2005. Multifoods Canada constituted approximately eight percent of total assets (excluding goodwill and other indefinite-lived intangible assets) as of April 30, 2005, and 13 percent of net sales for the year then ended. Our audit of internal control over financial reporting of The J. M. Smucker Company as of April 30, 2005 also did not include an evaluation of the Multifoods Canada.

In our opinion, management's assessment that The J. M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2005 and 2004, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2005, and our report dated June 24, 2005, expressed an unqualified opinion thereon.

                                                   /s/ ERNST & YOUNG LLP
Akron, Ohio
June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2005 and 2004, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J.
M. Smucker Company at April 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The J. M. Smucker Company's internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2005, expressed an unqualified opinion thereon.

                                                   /s/ ERNST & YOUNG LLP
Akron, Ohio
June 24, 2005

Statements of Consolidated Income
The J. M. Smucker Company

                                                                           Year Ended April 30,
                                                            -------------------------------------------------
(Dollars in thousands, except per share data)                   2005              2004              2003
                                                            -------------     -------------     -------------
Net sales                                                   $   2,043,877     $   1,369,556     $   1,270,098
Cost of products sold                                           1,383,995           878,491           821,543
Cost of products sold - restructuring                               2,466             8,464             1,256
                                                            -------------     -------------     -------------
Gross Profit                                                      657,416           482,601           447,299
Selling, distribution, and administrative expenses                407,839           296,954           274,440
Merger and integration costs                                       17,954             1,266            10,511
Other restructuring costs                                          10,854             7,362             1,281
                                                            -------------     -------------     -------------
Operating Income                                                  220,769           177,019           161,067
Interest income                                                     4,683             2,761             1,626
Interest expense                                                  (22,555)           (6,209)           (8,375)
Other income (expense) - net                                        1,717             3,599            (2,608)
                                                            -------------     -------------     -------------
Income From Continuing Operations Before Income Taxes             204,614           177,170           151,710
Income taxes                                                       74,154            65,872            57,498
                                                            -------------     -------------     -------------
Income From Continuing Operations                                 130,460           111,298            94,212
Discontinued operations, net of tax                                  (134)               52             2,130
Loss on sale of discontinued operations, net of tax                (1,253)               --                --
                                                            =============     =============     =============
Net Income                                                  $     129,073     $     111,350     $      96,342
                                                            =============     =============     =============
Earnings per Common Share:

   Income From Continuing Operations                        $        2.29     $        2.23     $        1.99
   Discontinued operations                                          (0.03)             0.01              0.05
                                                            =============     =============     =============
   Net Income                                               $        2.26     $        2.24     $        2.04
                                                            =============     =============     =============
   Income From Continuing Operations - Assuming Dilution    $        2.26     $        2.21     $        1.97
   Discontinued operations - assuming dilution                      (0.02)               --              0.05
                                                            =============     =============     =============
   Net Income - Assuming Dilution                           $        2.24     $        2.21     $        2.02
                                                            =============     =============     =============

See notes to consolidated financial statements.

Consolidated Balance Sheets
The J. M. Smucker Company

Assets
                                                                    April 30,
                                                           -------------------------------
(Dollars in thousands)                                         2005              2004
----------------------                                     -------------     -------------
Current Assets
Cash and cash equivalents                                  $      58,085     $     104,551
Marketable securities                                             17,739            15,074
Trade receivables, less allowance for doubtful accounts          145,734            93,617
Inventories:
   Finished products                                             176,205           104,663
   Raw materials                                                 108,282            75,200
                                                           -------------     -------------
                                                                 284,487           179,863
Assets of discontinued operations                                     --            46,202
Other current assets                                              49,806            11,544
                                                           -------------     -------------
Total Current Assets                                             555,851           450,851
                                                           -------------     -------------
Property, Plant, and Equipment
Land and land improvements                                        42,018            29,076
Buildings and fixtures                                           175,718           122,003
Machinery and equipment                                          533,340           313,362
Construction in progress                                          26,053            70,021
                                                           -------------     -------------
                                                                 777,129           534,462
Accumulated depreciation                                        (256,028)         (216,941)
                                                           -------------     -------------
Total Property, Plant, and Equipment                             521,101           317,521
                                                           -------------     -------------
Other Noncurrent Assets
Goodwill                                                         951,208           523,660
Other intangible assets, net                                     469,758           317,237
Marketable securities                                             59,074            41,589
Other assets                                                      78,902            33,267
                                                           -------------     -------------

Total Other Noncurrent Assets                                  1,558,942           915,753
                                                           -------------     -------------

                                                           $   2,635,894     $   1,684,125
                                                           =============     =============

Liabilities and Shareholders' Equity

                                                                                         April 30,
                                                                             -----------------------------------
(Dollars in thousands)                                                            2005                2004
                                                                             ---------------     ---------------
Current Liabilities
Accounts payable                                                             $       105,290     $        62,232
Notes payable                                                                         33,378                  --
Salaries, wages, and additional compensation                                          56,796              51,114
Accrued trade marketing and merchandising                                             41,727              25,303
Income taxes                                                                           5,610               2,915
Dividends payable                                                                     15,807              12,544
Current portion of long-term debt                                                     17,000                  --
Liabilities of discontinued operations                                                    --               8,548
Other current liabilities                                                             32,684              12,564
                                                                             ---------------     ---------------
Total Current Liabilities                                                            308,292             175,220
                                                                             ---------------     ---------------
Noncurrent Liabilities
Long-term debt                                                                       431,560             135,000
Defined benefit pensions                                                              35,921               2,315
Postretirement benefits other than pensions                                           50,179              19,384
Deferred income taxes                                                                110,505             136,255
Other noncurrent liabilities                                                           8,637               5,258
                                                                             ---------------     ---------------
Total Noncurrent Liabilities                                                         636,802             298,212
                                                                             ---------------     ---------------
Shareholders' Equity
Serial preferred shares - no par value:
   Authorized - 3,000,000 shares; outstanding - none                                      --                  --
Common shares - no par value:
   Authorized - 150,000,000 shares; outstanding - 58,540,386 in 2005 and
      50,174,707 in 2004 (net of 6,585,055 and 6,493,226 treasury shares,
      respectively), at stated value                                                  14,635              12,543
Additional capital                                                                 1,240,110             829,323
Retained income                                                                      447,831             387,065
Less:
   Deferred compensation                                                              (4,573)             (6,069)
   Amount due from ESOP Trust                                                         (7,044)             (7,584)
   Accumulated other comprehensive loss                                                 (159)             (4,585)
                                                                             ---------------     ---------------
Total Shareholders' Equity                                                         1,690,800           1,210,693
                                                                             ---------------     ---------------
                                                                             $     2,635,894     $     1,684,125
                                                                             ===============     ===============

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows
The J. M. Smucker Company

                                                                                  Year Ended April 30,
                                                                    ----------------------------------------------
(Dollars in thousands)                                                  2005             2004             2003
                                                                    ------------     ------------     ------------
Operating Activities
   Income from continuing operations                                $    130,460     $    111,298     $     94,212
   Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
     Depreciation                                                         54,077           36,147           34,968
     Amortization                                                          1,971            2,414            1,420
     Deferred income tax expense (benefit)                                36,247            6,113           (3,680)
     Changes in assets and liabilities, net of effect from
        businesses acquired:
             Trade receivables                                            (2,015)          (1,190)         (42,135)
             Inventories                                                  (5,257)         (20,341)         (11,903)
             Other current assets                                         24,966            3,819             (965)
             Accounts payable and accrued items                          (43,595)           3,478           55,579
             Income taxes                                                 (3,394)         (18,012)          23,722
             Other - net                                                     941           (5,153)          23,590
                                                                    ------------     ------------     ------------
Net Cash Provided by Operating Activities                                194,401          118,573          174,808
                                                                    ------------     ------------     ------------
Investing Activities
   Businesses acquired, net of cash acquired                             (99,062)          (9,196)         (10,767)
   Proceeds from sale of businesses                                       80,027               --               --
   Additions to property, plant, and equipment                           (87,576)         (97,721)         (48,083)
   Purchase of marketable securities                                     (88,803)         (86,439)              --
   Sale and maturities of marketable securities                           67,094           28,957               --
   Disposal of property, plant, and equipment                              2,406            9,161            1,150
   Other - net                                                             6,465           (5,455)           6,134
                                                                    ------------     ------------     ------------
Net Cash Used for Investing Activities                                  (119,449)        (160,693)         (51,566)
                                                                    ------------     ------------     ------------
Financing Activities
   Proceeds from long-term debt                                          100,000               --               --
   Repayments of long-term debt                                          (37,500)              --               --
   Proceeds from revolving credit arrangements - net                      33,155               --               --
   Repayments of short-term debt                                        (113,622)              --               --
   Dividends paid                                                        (56,057)         (45,724)         (33,603)
   Purchase of treasury shares                                           (16,869)          (1,148)              --
   Other - net                                                            18,613            6,835            5,184
                                                                    ------------     ------------     ------------
Net Cash Used for Financing Activities                                   (72,280)         (40,037)         (28,419)
Discontinued operations                                                  (46,005)          16,170          (10,585)
Effect of exchange rate changes on cash                                   (3,133)             526            1,366
                                                                    ------------     ------------     ------------
Net (decrease) increase in cash and cash equivalents                     (46,466)         (65,461)          85,604
Cash and cash equivalents at beginning of year                           104,551          170,012           84,408
                                                                    ------------     ------------     ------------
Cash and Cash Equivalents at End of Year                            $     58,085     $    104,551     $    170,012
                                                                    ============     ============     ============

( ) Denotes use of cash

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity
The J. M. Smucker Company

                                                                                           Amount   Accumulated     Total
                                  Common                                       Deferred   Due from    Other        Share-
(Dollars in thousands,            Shares      Common   Additional   Retained    Compen-     ESOP     Comprehen-   holders'
except per share data)          Outstanding   Shares     Capital     Income      sation    Trust     sive Loss     Equity
----------------------          -----------  --------  ----------  ----------  ---------  --------  -----------  ----------
Balance at May 1, 2002           23,504,129  $  6,217  $   33,184  $  267,793  $  (2,725) $ (8,562) $   (15,763) $  280,144
Net income                                                             96,342                                        96,342
Foreign currency translation
 adjustment                                                                                               8,268       8,268
Minimum pension liability
 adjustment                                                                                              (8,629)     (8,629)
Unrealized loss on
 available-for-sale
 securities                                                                                                (296)       (296)
Unrealized gain on cash flow
 hedging derivatives                                                                                        236         236
                                                                                                                 ----------
Comprehensive Income                                                                                                 95,921

Business acquired                26,023,466     6,506     774,979                                                   781,485
Stock plans                         239,945        60       5,628                   (100)                             5,588
Cash dividends declared -
 $0.83 a share                                                        (41,071)                                      (41,071)
Tax benefit of stock plans                                  1,635                                                     1,635
Other                                            (341)        341                              469                      469
                                -----------  --------  ----------  ----------  ---------  --------  -----------  ----------

Balance at April 30, 2003        49,767,540    12,442     815,767     323,064     (2,825)   (8,093)     (16,184)  1,124,171
Net income                                                            111,350                                       111,350
Foreign currency translation
 adjustment                                                                                               6,697       6,697
Minimum pension liability
 adjustment                                                                                               3,403       3,403
Unrealized gain on
 available-for-sale
 securities                                                                                                 545         545
Unrealized gain on cash flow
 hedging derivatives                                                                                        954         954
                                                                                                                 ----------
Comprehensive Income                                                                                                122,949

Stock plans                         407,167       101      10,543        (528)    (3,244)                             6,872
Cash dividends declared -
 $0.94 a share                                                        (46,821)                                      (46,821)
Tax benefit of stock plans                                  3,013                                                     3,013
Other                                                                                          509                      509
                                -----------  --------  ----------  ----------  ---------  --------  -----------  ----------
Balance at April 30, 2004        50,174,707    12,543     829,323     387,065     (6,069)   (7,584)      (4,585)  1,210,693
Net income                                                            129,073                                       129,073
Foreign currency translation
 adjustment                                                                                              15,277      15,277
Minimum pension liability
  adjustment                                                                                            (10,310)    (10,310)
Unrealized loss on
 available-for-sale
 securities                                                                                                (275)       (275)
Unrealized loss on cash flow
 hedging derivatives                                                                                       (266)       (266)
                                                                                                                 ----------
Comprehensive Income                                                                                                133,499
Business acquired                 8,032,997     2,008     393,250                                                   395,258
Purchase of treasury shares        (368,678)      (92)     (7,790)     (8,987)                                      (16,869)
Stock plans                         701,360       176      20,779                  1,496                             22,451
Cash dividends declared -
 $1.02 a share                                                        (59,320)                                      (59,320)
Tax benefit of stock plans                                  4,548                                                     4,548
Other                                                                                          540                      540
                                -----------  --------  ----------  ----------  ---------  --------  -----------  ----------
Balance at April 30, 2005        58,540,386  $ 14,635  $1,240,110  $  447,831  $  (4,573) $ (7,044) $      (159) $1,690,800
                                ===========  ========  ==========  ==========  =========  ========  ===========  ==========

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

      Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: restructuring costs, allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for trade marketing and merchandising programs, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

      Revenue Recognition: The Company recognizes revenue, net of estimated returns and allowances, when all of the following criteria have been met: a valid customer order with a fixed price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.

      Major Customer: Sales to Wal-Mart Stores, Inc., and subsidiaries amounted to approximately 16 percent, 16 percent, and 14 percent of net sales in 2005, 2004, and 2003, respectively. These sales are primarily included in the U.S. retail market. Trade receivables at April 30, 2005 and 2004, included amounts due from Wal-Mart Stores, Inc., and subsidiaries of $22,951 and $12,732, respectively. No other customer exceeded ten percent of net sales for any year.

      Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

      Trade Marketing and Merchandising Promotions: In order to support the Company's products, various trade marketing programs are offered to customers, which reimburse them for a portion, or all of their promotional expenses related to the Company's products. The Company recognizes the cost of these programs based on estimates of what has been incurred by customers. Such costs are included as a reduction of sales.

      Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $50,002, $54,027, and $45,154 in 2005, 2004, and 2003,
respectively.

      Product Development Cost: Total product development costs including research and development costs and product formulation costs were $10,397, $7,496, and $6,354 in 2005, 2004, and 2003, respectively.

      Stock Compensation: As provided under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Compensation expense related to restricted stock awards was $1,609, $1,512, and $706 in 2005, 2004, and 2003, respectively.

If compensation costs for stock options granted had been determined based on the fair market value method of SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:

                                                                                          Year Ended April 30,
                                                                           -------------------------------------------------
                                                                                2005             2004               2003
                                                                           -------------     -------------     -------------
Net income, as reported                                                    $     129,073     $     111,350     $      96,342
Add: Total stock-based compensation expense related to restricted stock awards included in the determination of net income as reported, net
   of tax benefit                                                                  1,026               950               439
Less:  Total stock-based compensation expense determined under fair
   value-based methods for all awards, net of tax benefit                         (4,686)           (3,748)           (3,024)
                                                                           -------------     -------------     -------------
Net income, as adjusted                                                    $     125,413     $     108,552     $      93,757
                                                                           =============     =============     =============
Earnings per common share:
   Net income, as reported                                                 $        2.26     $        2.24     $        2.04
   Add: Total stock-based compensation expense related to restricted stock awards included in the determination of net income as
     reported, net of tax benefit                                                   0.02              0.02                --
   Less:  Total stock-based compensation expense determined under fair
     value-based methods for all awards, net of tax benefit                        (0.08)            (0.08)            (0.06)
                                                                           -------------     -------------     -------------
   Net income, as adjusted                                                 $        2.20     $        2.18     $        1.98
                                                                           =============     =============     =============

   Net income, as reported - assuming dilution                             $        2.24     $        2.21     $        2.02
   Add: Total stock-based compensation expense related to restricted stock awards included in the determination of net income as
     reported, net of tax benefit - assuming dilution                               0.01              0.01                --
   Less: Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit - assuming
     dilution                                                                      (0.08)            (0.07)            (0.06)
                                                                           -------------     -------------     -------------
   Net income, as adjusted - assuming dilution                             $        2.17     $        2.15     $        1.96
                                                                           =============     =============     =============

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                        Year Ended April 30,
                                 ----------------------------------
                                   2005         2004         2003
                                 --------     --------     --------
Average expected term (years)           7            5            5
Risk-free interest rate              3.74%        3.21%        4.08%
Dividend yield                       2.25%        2.50%        2.50%
Volatility                          26.31%       26.80%       27.70%
                                 --------     --------     --------
Fair value of options granted    $  11.64     $   9.45     $   8.06
                                 ========     ========     ========

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility and average expected term.

      Income Taxes: The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

      Cash and Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

      Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. In the domestic markets, the Company's products are primarily sold through brokers to food retailers, food wholesalers, club stores, mass merchandisers, military commissaries, health and natural food stores, foodservice distributors, and chain operators including: hotels and restaurants, schools and other institutions. The Company's operations outside the United States are principally in Canada where the Company's products are primarily sold through brokers to a concentration of food retailers and other retail and foodservice channels similar to those in domestic markets, and by a direct sales force to other food manufacturers. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company's results other than as discussed in Major Customer. On a regular basis, the Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2005 and 2004, was $976 and $950, respectively. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote.

      Inventories: Inventories, excluding grain-based inventories in Canada, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. In Canada, grain-based inventories are valued on the basis of replacement market prices prevailing at the end of the period.

      Derivative Financial Instruments: The Company utilizes derivative instruments such as commodity futures and options contracts, interest rate swaps, and foreign currency futures contracts to hedge exposure to changes in commodity prices, interest rates, and foreign currency exchange rates. The Company accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives that are designated as a fair value hedge and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value with any changes recognized immediately in the Statements of Consolidated Income. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recorded in shareholders' equity as a component of accumulated other comprehensive loss to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. The Company utilizes regression analysis to determine correlation between the value of the hedged item and the value of the derivative instrument utilized to identify instruments that meet the criteria for hedge accounting. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. By policy, the Company has not historically entered into derivative financial instruments for trading purposes or for speculation. For additional information see Note O: Derivative Financial Instruments.

      Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 20 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed. Rent expense in 2005, 2004, and 2003 totaled $18,191, $16,311, and $16,967, respectively. Rent expense for cold storage facilities, which is based on quantities stored, amounted to $5,206, $3,365, and $3,458 in 2005, 2004, and 2003, respectively.

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

      Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets as of February 1, of each year. In addition, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized over their useful lives.

      Other Investments in Securities: The Company maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. The fair value of these investments included in other assets at April 30, 2005 and 2004, was $23,982 and $15,016, respectively.

      Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

      Recently Issued Accounting Standards: In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs - an amendment of ARB No. 43 ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead absorbed and capitalized as an inventoriable cost. Further, SFAS 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Companies must apply the standard prospectively. The Company has not yet determined the impact of adopting SFAS 151; however, the Company does not expect the impact, if any, to have a material impact on the Company's results of operations or financial position.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payments ("SFAS 123R"). SFAS 123R is a revision of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement. SFAS 123R is effective for fiscal years beginning after June 15, 2005 (May 1, 2006 for the Company). The adoption of SFAS 123R will not have a material impact on the Company's results of operations or financial position.

The American Jobs Creation Act of 2004 ("AJCA") was enacted by the U.S. Congress on October 22, 2004. The AJCA repeals an export incentive, creates a new deduction for qualified domestic manufacturing activities, and includes a special one-time deduction of 85 percent of certain foreign earnings repatriated to the U.S. In December 2004, the Financial Accounting Standards Board issued Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP FAS 109-1"). In accordance with FSP FAS 109-1, the Company will treat the deduction for qualified domestic manufacturing activities as a special deduction in future years as realized. The deduction for qualified domestic manufacturing activities did not impact the Company's results of operations or financial position in 2005. The Company has not yet completed its evaluation of the deduction for qualified domestic manufacturing activities on the Company's future effective tax rate. The phase-out of the export incentive is not expected to have a material impact on the Company's effective tax rate in the future. In December 2004, the Financial Accounting Standards Board issued Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," allowing companies additional time to evaluate the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. The Company is in the process of evaluating the effects of the repatriation provision, however, the Company does not expect the impact of repatriation of foreign earnings, if any, to have a material impact on the Company's results of operations or financial position.

      Risks and Uncertainties: The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs. The Company believes that the risk of loss from noninsurable events would not have a material adverse effect on the Company's operations as a whole.

The raw materials used by the Company are primarily commodities and agricultural-based products. The fruit, pickle, and condiment raw materials used by the Company in the production of food products are purchased from independent growers and suppliers. Sweeteners, peanuts, oils, wheat and flour, and other ingredients are obtained from various other sources. Although availability and costs vary from year to year, raw materials are available from numerous sources and the Company believes it will continue to be able to obtain adequate supplies. Approximately 39 percent of the Company's employees, located at 12 facilities, are covered by union contracts. The contracts vary in term depending on the location with one contract set to expire in 2006.

      Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

Note B: Multifoods Acquisition

On June 18, 2004, the Company completed its acquisition of Minneapolis-based International Multifoods Corporation ("Multifoods") in a tax-free stock and cash transaction valued at approximately $871 million. Multifoods had consolidated net sales for the fiscal year ended February 28, 2004, of approximately $908 million. With the acquisition, the Company adds an array of North American icon brands, marketed in the center of the store, to the Smucker family of brands. The acquisition of Multifoods added the Pillsbury flour, baking mixes, and ready-to-spread frostings; Hungry Jack pancake mixes, syrup, and potato side dishes; Martha White baking mixes and ingredients; and Pet evaporated milk brands to the U.S. retail market business. Multifoods' primary Canadian brands include: Robin Hood flour and baking mixes, Bick's pickles and condiments, and Golden Temple flour and rice in the growing ethnic food category.

Under the terms of the acquisition agreement, Multifoods' shareholders received $25 per share in a combination of 80 percent Company common shares and 20 percent cash. Approximately $98 million in cash was paid and 8,032,997 common shares were issued to the Multifoods' shareholders, valued at approximately $386 million using the average closing price of the Company's common shares for three days prior to the close of the transaction. In addition, the Company repaid Multifoods' secured debt of approximately $151 million, assumed $216 million of
6.602 percent, senior, unsecured notes, and incurred $10 million of capitalized acquisition costs. In addition, the Company incurred costs of $17,954 and $1,266, in 2005 and 2004, respectively, that were directly related to the acquisition and integration of Multifoods. Due to the nature of these costs, they were expensed as incurred. The Company expects to incur an additional $12 million in acquisition and integration costs in 2006. In connection with the acquisition, the Company issued $100 million of 4.78 percent, ten-year senior, unsecured notes, and secured a revolving credit facility of $180 million provided through a group of four banks, at prevailing market interest rates.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. To the extent the purchase price exceeded the fair value of the net identifiable tangible and intangible assets acquired, such excess was recorded as goodwill. The results of Multifoods' operations are included in the Company's consolidated financial statements from the date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, subject to final adjustment in the first quarter of 2006.

Assets acquired:
   Current assets                                   $     203,259
   Property, plant, and equipment                         164,355
   Intangible assets not subject to amortization          154,000
   Goodwill                                               426,232
   Deferred income taxes                                   65,870
   Other assets                                            35,652
                                                    =============
Total assets acquired                               $   1,049,368
                                                    =============
Liabilities assumed:
   Current liabilities                              $     124,826
   Postretirement benefits other than pensions             26,680
   Other noncurrent liabilities                            27,355
                                                    =============
Total liabilities assumed                           $     178,861
                                                    =============
Net assets acquired                                 $     870,507
                                                    =============

The $426,232 of goodwill was assigned to the U.S. retail market and special markets and will not be deductible for tax purposes.

Had the acquisition of Multifoods occurred at the beginning of 2004, unaudited, pro forma consolidated results would have been as follows:

                                      Year Ended April 30,
                                 ------------------------------
                                     2005             2004
                                 -------------    -------------
Net sales                        $   2,131,000    $   2,086,000
Operating income                       217,000          234,000
Net income                             123,000          134,000
Net income per common share -
   assuming dilution                      2.09             2.29
                                 =============    =============

The unaudited, pro forma consolidated results are based on historical financial statements of the Company and those of the acquired business and do not necessarily indicate the results of operations that would have resulted had the acquisition been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods.

The unaudited, pro forma consolidated results for the year ended April 30, 2004, combines the Consolidated Statement of Operations of Multifoods for the year ended February 28, 2004, with the Company's Statement of Consolidated Income for the year ended April 30, 2004. The pro forma consolidated results for the year ended April 30, 2005, combines the unaudited Consolidated Condensed Statement of Operations of Multifoods for the period from May 1, 2004, until the date of acquisition with the Company's Statement of Consolidated Income for the year ended April 30, 2005. Included in the Company's Statement of Consolidated Income for the year ended

April 30, 2005, are certain nonrecurring expenses associated with the acquisition and the start up of the Company's Scottsville, Kentucky, plant.

Upon acquisition, certain executives of Multifoods were terminated, triggering change of control provisions contained in their employment contracts. In addition, the Company centralized all administrative and supply chain functions performed in Minnetonka, Minnesota, with the Company's existing structure to leverage existing administrative, selling, marketing, and distribution networks. As a result, the Minnetonka location will close by June 30, 2005, resulting in the relocation or involuntary termination of all employees. Severance agreements have been entered into with all affected employees.

The Company has recognized the severance costs as a liability assumed as of the acquisition date, resulting in additional goodwill. The following table summarizes the activity with respect to the severance reserves established and the total amount expected to be incurred.

                                                Other
                               Change of       Employee
                                Control       Separation
                               ----------     ----------
Accrual charged to goodwill    $   12,271     $   11,076
Cash payments                     (12,271)        (8,073)
                               ----------     ----------
Balance at April 30, 2005      $       --     $    3,003
                               ----------     ----------

Note C: Discontinued Operations

During 2005, the Company sold several businesses consistent with its stated long-term strategy. On June 16, 2004, the Company sold its Australian subsidiary, Henry Jones Foods ("HJF") to SPC Ardmona Ltd. The transaction generated proceeds of approximately $35.7 million in cash and resulted in a gain of approximately $9 million ($1.5 million, net of tax). On October 6, 2004, the Company sold its Brazilian subsidiary, Smucker do Brasil, Ltda., to Cargill, Incorporated, generating proceeds of approximately $6.9 million in cash and resulting in a loss of approximately $5.9 million ($2.8 million, net of tax).

In addition, on February 18, 2005, the Company sold the Multifoods U.S. foodservice and bakery products businesses, as well as the Canadian foodservice locations operated under the Gourmet Baker name, which were acquired as part of Multifoods. The sale to Value Creations Partners, Inc. generated proceeds consisting of $33 million in cash and a subordinated promissory note with a face value of $10 million, and a fair value of approximately $6.8 million. No gain or loss was recorded on this transaction.

The financial position, results of operations, and cash flows of these three businesses are reported as discontinued operations and all prior periods have been restated.

The following table summarizes the operating results of the discontinued operations included in the Statements of Consolidated Income.

                                                                Year Ended April 30,
                                                     ------------------------------------------
                                                        2005            2004           2003
                                                     -----------     -----------    -----------
Net sales                                            $   135,658     $    47,456    $    41,645
Income from discontinued operations before income
   tax                                                     3,338           1,649          3,679
Income from discontinued operations                       (1,387)             52          2,130
                                                     -----------     -----------    -----------

Income from discontinued operations for the year ended April 30, 2005, includes a $1.3 million loss, net of taxes, on the divestitures of HJF and the Brazilian subsidiary. Interest expense of $600 has been allocated to the U.S. foodservice and bakery business for the year ended April 30, 2005.

The following table summarizes the carrying values of the assets and liabilities of discontinued operations included in the Consolidated Balance Sheet at April 30, 2004.

Assets of discontinued operations:
  Current assets                                      $   20,609
  Property, plant, and equipment                          12,187
  Goodwill                                                 7,483
  Other intangible assets, net                             5,878
  Other assets                                                45
                                                      ----------
Total assets of discontinued operations               $   46,202
                                                      ==========
Liabilities of discontinued operations:
  Current liabilities                                 $    8,211
  Noncurrent liabilities                                     337
                                                      ----------
Total liabilities of discontinued operations          $    8,548
                                                      ==========

Note D: Merger

On June 1, 2002, the Company merged the Jif peanut butter and Crisco shortening and oils businesses of The Procter & Gamble Company ("P&G") with and into the Company in a tax-free stock transaction. Under the terms of the agreement, P&G spun off its Jif and Crisco businesses to its shareholders and immediately thereafter those businesses were merged with and into the Company. P&G shareholders received one Company common share for every 50 P&G common shares that they held as of the record date for the distribution of the Jif and Crisco businesses to the P&G shareholders. The Company's shareholders received 0.9451 of a new Company common share for each Company common share that they held immediately prior to the merger. Approximately 26,023,000 common shares were issued to the P&G shareholders, valued at approximately $781,485 based on the average market price of the Company's common shares over the period from three days before to three days after the terms of the merger were announced.

The conversion of the Company's common shares into new Company common shares has been treated in a manner similar to a reverse stock split.

The merger and the combination of three brands - Smucker's, Jif, and Crisco - enhances the Company's strategic and market position. The merger was accounted for as a purchase business combination and for accounting purposes, the Company was the acquiring enterprise. Accordingly, the results of the Jif and Crisco operations are included in the Company's consolidated financial statements from the date of the merger. The aggregate purchase price was approximately $792,252, including $10,767 of capitalized acquisition related expenses. In addition, the Company incurred costs of $10,511 in 2003 that were directly related to the merger and integration of Jif and Crisco. Due to the nature of these costs, they were expensed as incurred.

The assets acquired and liabilities assumed in the merger of the Jif and Crisco businesses were recorded at estimated fair values as determined by Company management. The Company obtained independent appraisals for the fair value of property, plant, and equipment and identified intangible assets. A summary of the assets acquired and liabilities assumed in the merger follows:

Assets acquired:
   Tangible assets                                  $  138,152
   Intangible assets not subject to amortization       305,000
   Intangible asset subject to amortization
     (ten-year useful life)                              1,000
   Goodwill                                            488,950
                                                    ----------
Total assets acquired                               $  933,102
                                                    ==========
Total liabilities assumed                           $  140,850
                                                    ==========
Net assets acquired                                 $  792,252
                                                    ==========

The $488,950 of goodwill relates to the U.S. retail market segment and is not deductible for tax purposes.

Note E: Restructuring

During 2003, the Company announced its plan to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company's overall cost base as well as service levels in support of its long-term strategy. The Company's strategy is to own and market leading North American icon brands sold in the center of the store.

During 2004, the Company closed its fruit processing operations at its Watsonville, California, and Woodburn, Oregon, locations and subsequently sold these facilities. Uncrustables production at the West Fargo, North Dakota, location is expected to be discontinued in fiscal 2006. In Ripon, Wisconsin, the Company completed the combination of its two manufacturing facilities into one expanded site.

In the first quarter of fiscal 2005, the Company completed a restructuring program to streamline operations in Europe and the United Kingdom, including the exit of a contract packaging arrangement and certain segments of its retail business. In the third quarter of fiscal 2005, the Company announced its intent to discontinue operations at its Salinas, California, facility and restructure its U.S. distribution operations. Production from the Salinas facility will be relocated to plants in Orrville, Ohio, and Memphis, Tennessee, by December 31, 2005. During the last half of fiscal 2005, the Company completed the sale of its U.S. industrial business.

Upon completion, the restructurings will result in the elimination of approximately 535 full-time positions.

The Company expects to incur total restructuring costs of approximately $40 million related to these initiatives, of which $31.7 million has been incurred from the fourth quarter of fiscal 2003 through April 30, 2005. The balance of the costs will be incurred through the third quarter of 2006. The remaining cash payments, estimated to be approximately $11 million, will be paid through the end of 2006.

The following table summarizes the activity with respect to the restructuring and related asset impairment charges recorded and reserves established and the total amount expected to be incurred.

                                            Long-Lived
                              Employee        Asset         Equipment       Other
                             Separation      Charges       Relocation       Costs          Total
                             ----------     ----------     ----------     ----------     ----------
Total expected
   restructuring charge      $   14,700     $    8,400     $    7,900     $    9,000     $   40,000
                             ==========     ==========     ==========     ==========     ==========
Balance at May 1, 2002       $       --     $       --     $       --     $       --     $       --
Charge to expense                 1,116          1,055             --            366          2,537
Cash payments                        --             --             --           (200)          (200)
Noncash utilization                  --         (1,055)            --           (166)        (1,221)
                             ----------     ----------     ----------     ----------     ----------
Balance at April 30, 2003    $    1,116     $       --     $       --     $       --     $    1,116
Charge to expense                 5,702          6,113            827          3,184         15,826
Cash payments                    (2,421)            --           (827)          (843)        (4,091)
Noncash utilization                  --         (6,113)            --         (1,192)        (7,305)
                             ----------     ----------     ----------     ----------     ----------
Balance at April 30, 2004    $    4,397     $       --     $       --     $    1,149     $    5,546
Charge to expense                 6,222          1,002          3,548          2,548         13,320
Cash payments                    (6,660)            --         (3,548)        (2,159)       (12,367)
Noncash utilization                (737)        (1,002)            --         (1,538)        (3,277)
                             ----------     ----------     ----------     ----------     ----------
Balance at April 30, 2005    $    3,222     $       --     $       --     $       --     $    3,222
                             ==========     ==========     ==========     ==========     ==========
Remaining expected
   restructuring charge      $    1,660     $      230     $    3,525     $    2,902     $    8,317
                             ==========     ==========     ==========     ==========     ==========

Approximately $2,466, $8,464, and $1,256 of the total restructuring charges of $13,320, $15,826, and $2,537 in 2005, 2004, and 2003, respectively, were reported in costs of products sold in the accompanying Statements of Consolidated Income, while the remaining charges were reported in other restructuring costs. The restructuring costs included in cost of products sold include long-lived asset charges and inventory disposition costs. Expected employee separation costs of approximately $14,700 are being recognized over the estimated future service period of the related employees. The obligation related to employee separation costs is included in salaries, wages, and additional compensation, in the Consolidated Balance Sheets.

Long-lived asset charges include accelerated depreciation related to machinery and equipment that will be used by the production facilities until they close. Other costs include miscellaneous expenditures associated with the Company's restructuring initiative and are expensed as incurred. These costs include professional fees and other closed facility costs.

Note F: Reportable Segments

The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: U.S. retail market and special markets. The U.S. retail market segment includes the consumer and consumer oils and baking business areas. Prior to the acquisition of Multifoods, this segment primarily represented the domestic sales of Smucker's, Jif, and Crisco branded products to retail customers. With the addition of Multifoods, domestic sales of Pillsbury, Hungry Jack, Martha White, and Pet branded products to retail customers are now included in this segment. The special markets segment is comprised of the foodservice, beverage, Canada, international, and industrial business areas. The Canadian business acquired from Multifoods has been combined with the Company's previous Canadian business to form the new Canada business area and includes sales of Smucker's, Jif, Crisco, Robin Hood, Bick's, and Golden Temple. Special markets segment products are distributed through retail channels, foodservice distributors and operators (i.e., restaurants, schools and universities, health care operations), other food manufacturers, and health and natural food stores, and in foreign countries.

The following table sets forth reportable segment and geographical information.

                                                                     Year Ended April 30,
                                                        ----------------------------------------------
                                                            2005            2004            2003
                                                        -------------   -------------   --------------
Net sales:
  U.S. retail market                                    $   1,405,191   $   1,002,306   $      889,871
  Special markets                                             638,686         367,250          380,227
                                                        -------------   -------------   --------------
Total net sales                                         $   2,043,877   $   1,369,556   $    1,270,098
                                                        =============   =============   ==============
Segment profit:
  U.S. retail market                                    $     295,045   $     231,068   $      197,709
  Special markets                                              64,049          47,649           50,102
                                                        -------------   -------------   --------------
Total segment profit                                    $     359,094   $     278,717   $      247,811
                                                        =============   =============   ==============
  Interest income                                               4,683           2,761            1,626
  Interest expense                                            (22,555)         (6,209)          (8,375)
  Amortization expense                                         (1,971)         (2,414)          (1,420)
  Restructuring costs                                         (13,320)        (15,826)          (2,537)
  Merger and integration costs                                (17,954)         (1,266)         (10,511)
  Corporate administrative expenses                          (103,843)        (80,468)         (72,110)
  Other unallocated income (expenses)                             480           1,875           (2,774)
Income from continuing operations before income taxes   -------------   -------------   --------------
                                                        $     204,614   $     177,170   $      151,710
                                                        =============   =============   ==============
Net sales:
  Domestic                                              $   1,677,863   $   1,278,243   $    1,190,190
  International:
     Canada                                                   338,798          64,295           51,964
     All other international                                   27,216          27,018           27,944
                                                        =============   =============   ==============
   Total international                                  $     366,014   $      91,313   $       79,908
                                                        =============   =============   ==============
Total net sales                                         $   2,043,877   $   1,369,556   $    1,270,098
                                                        =============   =============   ==============

Assets:
  Domestic                                              $   2,107,999   $   1,592,829   $    1,515,210
  International:
     Canada                                                   517,343          33,213           34,126
     All other international                                   10,552          58,083           66,071
                                                        =============   =============   ==============
   Total international                                  $     527,895   $      91,296   $      100,197
                                                        =============   =============   ==============
Total assets                                            $   2,635,894   $   1,684,125   $    1,615,407
                                                        =============   =============   ==============

Long-lived assets:
  Domestic                                              $   1,709,622   $   1,214,258   $    1,108,407
  International:
     Canada                                                   364,334          12,508           12,123
     All other international                                    6,087           6,508            5,730
                                                        =============   =============   ==============
   Total international                                  $     370,421   $      19,016   $       17,853
                                                        =============   =============   ==============
Total long-lived assets                                 $   2,080,043   $   1,233,274   $    1,126,260
                                                        =============   =============   ==============

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information.

                                     Year Ended April 30,
                                 ---------------------------
                                  2005       2004      2003
                                 -------   --------   ------
Peanut butter                      20%        28%       26%
Shortening and oils                17         24        23
Fruit spreads                      14         19        19
Flour and baking ingredients       13         --        --
Baking mixes and frostings         11         --        --
Portion control                     4          7         6
Juices and beverages                4          6         6
Toppings and syrups                 4          5         5
Pickles and condiments              3         --        --
Uncrustables frozen sandwiches      3          4         3
Industrial ingredients              3          4         7
Other                               4          3         5
                                  ---        ---       ---
Total                             100%       100%      100%
                                  ===        ===       ===

Note G: Earnings per Share

The following table sets forth the computation of earnings per common share and earnings per common share - assuming dilution.

                                                         Year Ended April 30,
                                              --------------------------------------------
                                                  2005            2004             2003
                                              ------------    ------------    ------------
Numerator:
   Income from continuing
      operations for earnings per
      common share and earnings
      per common share
      - assuming dilution                     $    130,460    $    111,298    $     94,212
                                              ============    ============    ============
Denominator:
   Denominator for earnings per
      common share - weighted-
      average shares                            57,086,734      49,816,926      47,309,257
   Effect of dilutive securities:
      Stock options                                533,875         502,166         366,629
      Restricted stock                             128,171          76,655          88,891
                                              ------------    ------------    ------------
   Denominator for earnings per common
      share - assuming dilution                 57,748,780      50,395,747      47,764,777
                                              ============    ============    ============
Income from continuing
      operations per common share             $       2.29    $       2.23    $       1.99
                                              ============    ============    ============
Income from continuing
      operations per common share
      - assuming dilution                     $       2.26    $       2.21    $       1.97
                                              ============    ============    ============

Options to purchase 213,516 common shares at $49.60 to $57.09 per share were outstanding during 2005 but were not included in the computation of earnings per common share - assuming dilution, as the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Note H: Marketable Securities

The Company invests in debt securities. Under the Company's investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as government-backed mortgage obligations, corporate bonds, municipal bonds, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for current operations, which is currently consistent with the securities maturity date.

Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of other comprehensive income or loss. Approximately $67,094 and $28,957 of proceeds have been realized upon maturity of available-for-sale marketable securities in 2005 and 2004, respectively, resulting in no gains or losses.

The following table is a summary of available-for-sale marketable securities.

                                               Gross         Gross
                                            Unrealized    Unrealized     Estimated
                                 Cost          Gains        Losses       Fair Value
                              ----------    ----------    ----------     ----------
U.S. corporate securities     $   28,012    $       --    $     (492)    $   27,520
Mortgage-backed securities        49,375           132          (214)        49,293
                              ----------    ----------    ----------     ----------
Balance at April 30, 2005     $   77,387    $      132    $     (706)    $   76,813
                              ==========    ==========    ==========     ==========

                                             Gross         Gross
                                           Unrealized   Unrealized    Estimated
                                  Cost       Gains        Losses     Fair Value
                                --------   ----------   ----------   ----------
U.S. corporate securities       $ 23,187   $       78   $      (35)  $   23,230
Government-backed obligations      9,015            7           --        9,022
Mortgage-backed securities        24,453          100         (142)      24,411
                                --------   ----------   ----------   ----------
Balance at April 30, 2004       $ 56,655   $      185   $     (177)  $   56,663
                                ========   ==========   ==========   ==========

The contractual maturities of these available-for-sale marketable securities were as follows:

                                     April 30, 2005             April 30, 2004
                               ------------------------    ------------------------
                                             Estimated                    Estimated
                                  Cost       Fair Value       Cost       Fair Value
                               ----------    ----------    ----------    ----------
Due in one year or less        $   17,910    $   17,739    $   15,086    $   15,074
Due after one to five years        10,102         9,781        17,116        17,178
Mortgage-backed securities         49,375        49,293        24,453        24,411
                               ----------    ----------    ----------    ----------
Total marketable securities    $   77,387    $   76,813    $   56,655    $   56,663
                               ==========    ==========    ==========    ==========

Marketable securities in an unrealized loss position at April 30, 2005, are presented in the following table by length of time the securities were in an unrealized loss position.

                                            Estimate     Unrealized    Number of
                                Cost       Fair Value       Loss       Securities
                             ----------    ----------    ----------    ----------
Less than 12 months          $   61,671    $   60,984    $      687            7
More than 12 months               2,620         2,601            19            1
                             ----------    ----------    ----------    ---------
Balance at April 30, 2005    $   64,291    $   63,585    $      706            8
                             ==========    ==========    ==========    =========

Based on management's evaluation at April 30, 2005, considering the nature of the investments, the credit worthiness of the issuers, and the intent and ability of the Company to hold the securities for the period necessary to recover the cost of the securities, the decline in the fair values was determined to be temporary.

Note I: Goodwill and Other Intangible Assets

A summary of changes in the Company's goodwill during the years ended April 30, 2005 and 2004, by reportable segment is as follows:

                            U.S. Retail    Special
                               Market      Markets       Total
                            -----------   ----------   ----------
Balance at May 1, 2003      $   502,303   $   16,449   $  518,752
Acquisition                       4,759           --        4,759
Other                                --          149          149
                            -----------   ----------   ----------
Balance at April 30, 2004   $   507,062   $   16,598   $  523,660
Acquisition                     403,515       23,443      426,958
Divestiture                          --       (1,420)      (1,420)
Other                                --        2,010        2,010
                            -----------   ----------   ----------
Balance at April 30, 2005   $   910,577   $   40,631   $  951,208
                            ===========   ==========   ==========

Included in the loss on sale of discontinued operations is the disposal of approximately $7,483 of goodwill associated with HJF and the Company's Brazilian subsidiary.

The Company's other intangible assets and related accumulated amortization are as follows:

                                                   April 30, 2005                                    April 30, 2004
                                       --------------------------------------------    --------------------------------------------
                                       Acquisition     Accumulated                      Acquisition    Accumulated
                                           Cost        Amortization        Net              Cost       Amortization        Net
                                       ------------    ------------    ------------    ------------    ------------    ------------
Finite-lived intangible assets:
    Patents                            $      1,000    $        292    $        708    $      1,000    $        192    $        808
    Customer lists and formulas
                                                 --              --              --           3,887             972           2,915
                                       ------------    ------------    ------------    ------------    ------------    ------------
Total intangible assets subject to
    amortization                       $      1,000    $        292    $        708    $      4,887    $      1,164    $      3,723
                                       ============    ============    ============    ============    ============    ============
Indefinite-lived intangible assets:
    Trademarks                         $    469,050    $         --    $    469,050    $    313,514    $         --    $    313,514
                                       ------------    ------------    ------------    ------------    ------------    ------------
Total intangible assets not
    subject to amortization            $    469,050    $         --    $    469,050    $    313,514    $         --    $    313,514

                                       ============    ============    ============    ============    ============    ============
Total other intangible assets          $    470,050    $        292    $    469,758    $    318,401    $      1,164    $    317,237
                                       ============    ============    ============    ============    ============    ============

Amortization expense for finite-lived intangible assets was approximately $361, $490, and $480 in 2005, 2004, and 2003, respectively. The weighted-average useful life of the finite-lived intangible asset is ten years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $100. Approximately $154,000 was recorded to indefinite-lived intangible assets from the Multifoods acquisition during 2005.

Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. The annual impairment review of all appropriate assets was performed as of February 1, 2005. Goodwill impairment is tested at the reporting unit level which are the Company's operating segments. No impairment was required to be recorded as a result of the annual impairment review.

Note J: Pensions and Other Postretirement Benefits

The Company has pension plans covering substantially all of its domestic and Canadian employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded, defined postretirement plans that provide health care and life insurance benefits to certain retired domestic and Canadian employees. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained ten years of credited service.

Net periodic benefit cost included the following components:

                                                 Defined Benefit Pension Plans       Other Postretirement Benefits
                                               --------------------------------     -------------------------------
Year Ended April 30,                             2005         2004       2003         2005        2004       2003
--------------------                           --------     -------     -------     -------     -------     -------
Service cost                                   $  7,596     $ 4,152     $ 3,121     $ 1,866     $ 1,087     $   695
Interest cost                                    19,593       6,617       5,976       3,171       1,342         990
Expected return on plan assets                  (24,655)     (5,584)     (6,106)         --          --          --
Amortization of prior service cost (credit)       1,457       1,456       1,239         (43)        (43)        (45)
Amortization of initial net asset                  (224)       (227)       (234)         --          --          --
Recognized net actuarial loss (gain)                825       1,397         131         347         150         (78)
Special termination benefits                        193          --          --          --          --          --
Curtailment loss                                    544          --          --          --          --          --
                                               --------     -------     -------     -------     -------     -------
Net periodic benefit cost                      $  5,329     $ 7,811     $ 4,127     $ 5,341     $ 2,536     $ 1,562
                                               ========     =======     =======     =======     =======     =======

Weighted-average assumptions
used in determining net periodic
benefit costs:
  U.S. plans:
    Discount rate                                  6.25%       6.25%       7.25%       6.25%       6.25%       7.25%
    Expected return on plan assets                 8.50%       8.75%       9.00%         --          --          --
    Rate of compensation increase                  4.50%       4.50%       4.50%         --          --          --
  Canadian plans:
    Discount rate                                  6.50%         --          --        6.50%         --          --
    Expected return on plan assets                 8.50%         --          --          --          --          --
    Rate of compensation increase                  4.00%         --          --          --          --          --
                                               ========     =======     =======     =======     =======     =======

The Company uses a measurement date of April 30 to determine defined benefit pension plans' and other postretirement benefits' assets and benefit obligations.

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

                                                        Defined Benefit        Other Postretirement
                                                        Pension Plans                Benefits
                                                -------------------------   --------------------------
                                                          April 30,                  April 30,
                                                    2005          2004          2005         2004
                                                -----------   -----------   -----------   ------------
Change in benefit obligation:
  Benefit obligation at beginning of the year   $   119,294   $   107,718   $    27,175   $     21,734
     Service cost                                     7,596         4,152         1,866          1,087
     Interest cost                                   19,593         6,617         3,171          1,342
     Amendments                                         111            47           755             --
     Acquisition                                    223,635            --        26,680             --
     Actuarial loss                                  42,278         4,055           364          3,778
     Participant contributions                          715            --         1,414            220
     Benefits paid                                  (20,770)       (3,295)       (3,493)          (986)
     Curtailments                                      (112)           --            --             --
     Special termination benefits                       193            --            --             --
     Foreign currency translation adjustments         7,933            --           853             --
                                                -----------   -----------   -----------   ------------
  Benefit obligation at end of the year         $   400,466   $   119,294   $    58,785   $     27,175
                                                ===========   ===========   ===========   ============
Change in plan assets:
  Fair value of plan assets at beginning
     of the year                                $    84,520   $    64,173   $        --   $         --
     Actual return on plan assets                    20,078        17,132            --             --
     Company contributions                           14,102         6,510         2,079            766
     Participant contributions                          715            --         1,414            220
     Benefits paid                                  (20,770)       (3,295)       (3,493)          (986)
     Acquisition                                    232,971            --            --             --
     Foreign currency translation adjustments         8,250            --            --             --
                                                -----------   -----------   -----------   ------------
  Fair value of plan assets at end of the year  $   339,866   $    84,520   $        --   $         --
                                                ===========   ===========   ===========   ============
Net amount recognized:

  Funded status of the plans                    $   (60,600)  $   (34,774)  $   (58,785)  $    (27,175)
  Unrecognized net actuarial loss                    63,976        17,946         8,198          8,181
  Unrecognized prior service cost (credit)           10,046        11,936           408           (390)
  Unrecognized initial asset                            (80)         (304)           --             --
                                                -----------   -----------   -----------   ------------
Net benefit asset (liability) recognized        $    13,342   $    (5,196)  $   (50,179)  $    (19,384)
                                                ===========   ===========   ===========   ============

Accrued benefit liability                       $   (46,638)  $   (23,641)  $   (50,179)  $    (19,384)
Prepaid benefit cost                                 24,249         4,803            --             --
Intangible asset                                     10,046         4,079            --             --
Minimum pension liability                            25,685         9,563            --             --
                                                -----------   -----------   -----------   ------------
Net benefit asset (liability) recognized        $    13,342   $    (5,196)  $   (50,179)  $    (19,384)
                                                ===========   ===========   ===========   ============

The following table sets forth the assumptions used in determining the benefit obligations.

                                             Defined Benefit            Other Postretirement
                                             Pension Plans                    Benefits
                                        -------------------------     -------------------------
                                                 April 30,                    April 30,
                                           2005           2004           2005           2004
                                        ----------     ----------     ----------     ----------
Weighted-average assumptions used in
  determining benefit obligation:
  U.S. plans:
    Discount rate                          5.75%          6.25%          5.75%          6.25%
    Rate of compensation increase          4.40%          4.50%            --             --
  Canadian plans:
    Discount rate                          5.50%            --           5.50%            --
    Rate of compensation increase          4.00%            --             --             --

For 2006, the assumed health care trend rates are ten percent and nine percent, for U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to five percent in 2011, and four and one-half percent in 2014, for U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.

A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2005:

                                                          One Percentage Point
                                                        ------------------------
                                                         Increase      Decrease
                                                        ----------    ----------
Effect on total service and interest cost components    $    1,018    $     (798)
Effect on benefit obligation                                10,030        (8,153)
                                                        ==========    ==========

The following table sets forth additional information related to the Company's defined benefit pension plans.

                                                                          April 30,
                                                              ---------------------------------
                                                                    2005              2004
                                                              ---------------   ---------------
Increase (decrease) in minimum liability included in other
   comprehensive income or loss                               $        16,122   $        (5,582)
Accumulated benefit obligation for all pension plans                  373,744           104,753
                                                              ===============   ===============

The following table sets forth additional information related to the Company's defined benefit pension plans with an accumulated benefit obligation in excess of plan assets and defined benefit pension plans with a projected benefit obligation in excess of plan assets.

                                                         April 30,
                                               -------------------------
                                                   2005          2004
                                               -----------   -----------
Plans with an accumulated benefit obligation
   in excess of plan assets:
   Accumulated benefit obligation              $   187,002   $    49,451
   Fair value of plan assets                       140,372        25,810

Plans with a projected benefit obligation
   in excess of plan assets:
   Accumulated benefit obligation                  242,278       104,753
   Fair value of plan assets                       197,233        84,520
                                               ===========   ===========

The Company employs a total return on investment approach for the defined benefit pension plans' assets. A mix of equities and fixed income investments are used to maximize the long-term rate of return on assets for the level of risk. The objectives of this strategy are to achieve full funding of the accumulated benefit obligation, and to achieve investment experience over time that will minimize pension expense volatility and hold to a feasible minimum the Company's contributions required to maintain full funding status. In determining the expected long-term rate of return on defined benefit pension plans' assets, management considers the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies.

The Company's pension plans' asset target and actual allocations are as follows:

                                           Actual Allocation
                                                April 30,
                                         ---------------------
                             Target
                            Allocation     2005        2004
                            ----------   ---------   ---------
Equity securities              67%          61%         71%
Debt securities                33           37          27
Cash and other investments     --            2           2
                              ---          ---         ---
                              100%         100%        100%
                              ===          ===         ===

Included in equity securities are 317,552 of the Company's common shares at April 30, 2005 and 2004. The market value of these shares is $15,757 at April 30, 2005. The Company paid dividends of $318 on these shares during 2005.

The Company expects to contribute approximately $15 million and $2 million to the pension and other postretirement benefit plans, respectively, in 2006. The Company expects to make the following benefit payments for all benefit plans:
$28 million in 2006, $23 million in 2007, $32 million in 2008, $25 million in 2009, $26 million in 2010, and $139 million in 2011 through 2015.

The Company also charged to operations approximately $123, $488, and $707 in 2005, 2004, and 2003, respectively, for contributions to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with provisions of the labor contracts. The Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under such plans.

Certain of the Company's active employees participate in multiemployer plans that provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,408, $1,639, and $2,316 in 2005, 2004, and 2003, respectively.

Note K: Savings Plans

      ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust ("ESOP") for certain domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company's common shares in amounts not to exceed a total of 1,134,120 unallocated common shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years.

ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest incurred on ESOP debt was $407, $356, and $406 in 2005, 2004, and 2003, respectively. Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to fund ESOP debt repayment and were $476, $497, and $558 in 2005, 2004, and 2003, respectively. Dividends on unallocated shares are used to reduce expense and were $398, $395, and $368 in 2005, 2004, and 2003, respectively. The principal payments received from the ESOP in 2005, 2004, and 2003 were $540, $509, and $469, respectively.

Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained earnings by the Company.

As permitted by Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans, the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2005, the ESOP held 382,810 unallocated and 639,473 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

      Defined Contribution Plans: The Company offers employee savings plans for all domestic and Canadian employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2005, 2004, and 2003 were $4,654, $3,455, and $2,635, respectively.

Note L: Stock Benefit Plans

The Company provides for equity-based incentives to be awarded to key employees through the 1998 Equity and Performance Incentive Plan, the 1987 Stock Option Plan, and the Amended and Restated 1997 Stock-Based Incentive Plan, and to nonemployee directors through the Nonemployee Director Stock Option Plan adopted in 2002.

      1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted stock, which may include performance criteria, as well as stock appreciation rights, deferred shares, restricted stock units, and performance shares. At April 30, 2005, there were 1,536,003 common shares available for future issuance under this plan. Of this total amount available for issuance, the amount of restricted stock available for issuance is limited to 759,225 common shares. Restricted stock issued under this plan is subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. All restricted shares issued to date under the plan are subject to a four-year forfeiture period. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant.

      1987 Stock Option Plan: Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 4,494 common shares available for future grant under this plan.

      Amended and Restated 1997 Stock-Based Incentive Plan: This plan was initially adopted by shareholders of Multifoods in 1997. Effective with the Company's acquisition of Multifoods, the Company assumed the plan. After the acquisition, only former employees of Multifoods that are employed by the Company will be eligible to receive awards under the plan. There are 220,294 common shares available for future grant under this plan.

As a result of the acquisition, the Company also assumed two additional stock benefit plans. However, no common shares are available for future grant under the plans.

      Nonemployee Director Stock Option Plan: This plan provides for the issuance of stock options to nonemployee directors annually, on September 1 of each year. Options granted under this plan become exercisable six months after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 48,510 common shares available for future grant under this plan.

A summary of the Company's stock option activity, and related information follows:

                                                            Weighted-
                                                            Average
                                                            Exercise
                                             Options         Price
                                            ----------     ----------
Outstanding at May 1, 2002                   1,574,688     $    22.69
   Granted                                   1,275,000          33.72
   Exercised                                  (220,356)         22.69
   Forfeited                                   (13,247)         30.15
                                            ----------     ----------
Outstanding at April 30, 2003                2,616,085     $    28.03
   Granted                                     388,000          43.32
   Exercised                                  (385,455)         25.22
   Forfeited                                   (55,057)         33.98
                                            ----------     ----------
Outstanding at April 30, 2004                2,563,573     $    30.64
   Assumed in the Multifoods acquisition       921,824          41.77
   Granted                                     549,000          44.21
   Exercised                                  (740,024)         30.87
   Forfeited                                  (122,191)         47.31
                                            ----------     ----------
Outstanding at April 30, 2005                3,172,182     $    35.53

Exercisable at April 30, 2003                1,258,103     $    22.73
Exercisable at April 30, 2004                1,407,281          25.58
Exercisable at April 30, 2005                2,024,247          32.68
                                            ==========     ==========

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 2005, under the Company's stock benefit plans.

                                            Weighted-
                                Weighted-    Average                   Weighted-
    Range of                     Average    Remaining                   Average
   Exercise                     Exercise   Contractual                  Exercise
    Prices        Outstanding     Price     Life (years)  Exercisable    Price
----------------  -----------  ----------  -------------  -----------  ---------
$  16.87- $25.00     678,080   $    21.78       4.1         678,080    $   21.78
$  25.01- $37.50   1,197,913        32.90       6.6         818,915        32.55
$  37.51- $57.09   1,296,189        45.14       7.0         527,252        46.92
================   =========   ==========       ===         =======    =========

Note M: Long-Term Debt and Financing Arrangements

Long-term debt consists of the following:

                                                             April 30,
                                                     ------------------------
                                                        2005           2004
                                                     ----------    ----------
6.77% Senior Notes due June 1, 2009                  $   75,000    $   75,000
7.70% Series A Senior Notes due September 1, 2005        17,000        17,000
7.87% Series B Senior Notes due September 1, 2007        33,000        33,000
7.94% Series C Senior Notes due September 1, 2010        10,000        10,000
4.78% Senior Notes due June 1, 2014                     100,000            --
6.60% Senior Notes due November 13, 2009                213,560            --
                                                     ----------    ----------
Total long-term debt                                 $  448,560    $  135,000
Current portion of long-term debt                        17,000            --
                                                     ==========    ==========
Total long-term debt less current portion            $  431,560    $  135,000
                                                     ==========    ==========

In connection with the acquisition of Multifoods, the Company assumed $200 million of 6.602 percent, senior, unsecured notes due November 13, 2009, with a fair value of approximately $216 million at the acquisition date. The notes assumed are guaranteed by Diageo plc. The guarantee may terminate, in a limited circumstance, prior to the maturity of the notes. In addition, on May 27, 2004, the Company issued $100 million of 4.78 percent, senior, unsecured notes due June 1, 2014.

The notes are unsecured and interest is paid annually on the notes assumed in the Multifoods acquisition and semiannually on the remaining notes. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreements. The Company is in compliance with all covenants.

On June 17, 2004, the Company entered into a five-year, $180 million revolving credit facility with a group of four banks. Interest on the revolving credit facility is based on prevailing U.S. prime, Canadian Base Rate, LIBOR, or Canadian CDOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of the borrowing term. At April 30, 2005, the Company had approximately $33.4 million outstanding under the revolving credit facility at a weighted average interest rate of 3.04 percent. At April 30, 2005, the Company had standby letters of credit of approximately $20.3 million outstanding.

Interest paid totaled $29,075, $10,364, and $10,061 in 2005, 2004, and 2003,
respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the notes assumed in the Multifoods acquisition, amortization of deferred interest rate swap gains, and interest capitalized of $1,000, $1,850, and $442 in 2005, 2004, and 2003, respectively.

Note N: Guarantees

In September 2002, Multifoods sold its foodservice distribution business to Wellspring Distribution Corporation ("Wellspring") while continuing to guarantee certain real estate and tractor-trailer fleet lease obligations of the business. As a result of the Company's acquisition of Multifoods, the Company now is obligated under these guarantees. The guarantee requires the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. In addition, the Company's obligation related to the tractor-trailer fleet lease is limited to 75 percent of the amount outstanding after the lessor has exhausted its remedies against Wellspring. The fleet guarantee will expire in September 2006, and the real estate guarantees will expire in September 2010.

The possibility that the Company would be required to honor the contingent liabilities under the guarantee is largely dependent upon the future operations of Wellspring and the value of the underlying leased properties. The Company currently has no liability recorded related to the guarantee. Should a reserve be required in the future, it would be recorded at the time the obligation was considered to be probable and estimable.

At April 30, 2005, the Company's guarantees outstanding for the lease obligations of Wellspring were $13,116 related to the tractor-trailer fleet lease and $10,930 related to the real estate lease.

Note O: Derivative Financial Instruments

The Company is exposed to market risks, such as changes in interest rates, currency exchange rates, and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions.

      Commodity Price Management: In connection with the purchase of raw materials used by the Company's flour and baking business in Canada, and the consumer oils and baking business in the United States, the Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of wheat, flour, and edible oils. The Company also enters into commodity futures and options related to the delivery of natural gas to the manufacturing plants in the United States. The derivative instruments generally have maturities of less than one year. Certain of the derivative instruments associated with the Company's oils business meet the hedge criteria according to Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income or loss to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings.

In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodities futures contracts are highly effective in hedging price risks associated with the commodity purchased. Hedge ineffectiveness is measured on a quarterly basis. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

The mark-to-market value of all derivative commodity instruments is included in current assets on the Consolidated Balance Sheets. As of April 30, 2005 and 2004, the deferred gain, net of tax, included in accumulated other comprehensive loss was $916 and $1,237, respectively. This entire amount at April 30, 2005, is expected to be recognized in earnings as the related commodity is utilized during 2006. The impact of commodities futures contracts and options recognized in earnings was a loss of $10,915 in 2005, and a gain of $3,967 and $4,050, in 2004 and 2003, respectively. Included in these amounts are amounts related to nonqualifying, excluded, and ineffective portions of hedges resulting in a loss of $2,389 in 2005, and a gain of $351 and $3,226, in 2004 and 2003, respectively.

Interest Rate Hedging: The Company's policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, the Company may periodically enter into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The interest rate swap agreements effectively modify the Company's exposure to interest risk by converting a portion of the Company's fixed-rate debt to a floating rate. The interest rate swap and the instrument being hedged is marked to market in the balance sheet. The mark-to-market value of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains or losses in other income or expense. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Any gains or losses upon the early termination of the interest rate swap contracts are deferred and recognized over the remaining life of the contract.

During 2004 and 2003, the Company terminated its interest rate swap agreements prior to maturity. As a result of the early terminations, the Company received $924 and $4,092 in cash in 2004 and 2003, respectively, and realized corresponding gains, which have been deferred. These deferred gains will be recognized in earnings over the remaining lives of the original swap agreements as a reduction of future interest expense. At April 30, 2005 and 2004, the balance of the deferred gains related to the terminated swaps was $2,334 and $3,530, respectively, and is included in other noncurrent liabilities on the Consolidated Balance Sheets.

      Foreign Exchange Rate Hedging: The Company utilizes forward currency exchange contracts with maturities of less than one year. These contracts are used to hedge the effect of foreign exchange fluctuations on future cash payments related to purchases of certain assets. These contracts are accounted for as cash-flow hedges with associated mark-to-market gains and losses deferred and included as a component of other comprehensive income or loss. These gains or losses are reclassified to earnings in the period the futures contracts are executed. The mark-to-market value of all foreign exchange rate derivatives are included in other current assets on the Consolidated Balance Sheets. Included in accumulated other comprehensive loss was a deferred gain, net of tax, of $8 and a deferred loss, net of tax, of $47 at April 30, 2005 and 2004, respectively. The entire amount at April 30, 2005, is expected to be recognized in earnings during 2006.

Note P: Other Financial Instruments

Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities, and trade receivables. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company's marketable securities are in debt securities. Under the Company's investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as government-backed mortgage obligations, corporate bonds, municipal bonds, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. With respect to trade receivables, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company's financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts. The fair value of the Company's fixed-rate long-term debt, estimated using current market rates and a discounted cash flow analysis, was approximately $465,797 at April 30, 2005.

The following table provides information on the carrying amount and fair value of financial instruments, including derivative financial instruments.

                                                                April 30, 2005                 April 30, 2004
                                                        ----------------------------    -----------------------------
                                                          Carrying         Value          Carrying           Fair
                                                           Amount           Fair           Amount            Value
                                                        ------------    ------------    ------------     ------------
Marketable securities
   Current                                              $     17,739    $     17,739    $     15,074     $     15,074
   Noncurrent                                                 59,074          59,074          41,589           41,589

Long-term debt
   6.77% Senior Notes due June 1, 2009                        75,000          82,185          75,000           75,906
   7.70% Series A Senior Notes due September 1, 2005          17,000          17,347          17,000           16,943
   7.87% Series B Senior Notes due September 1, 2007          33,000          36,051          33,000           35,061
   7.94% Series C Senior Notes due September 1, 2010          10,000          11,654          10,000           11,105
   4.78% Senior Notes due June 1, 2014                       100,000          98,892              --               --
   6.60% Senior Notes due November 13, 2009                  213,560         219,668              --               --

Derivative financial instruments                               1,754           1,754            (424)            (424)
                                                        ------------    ------------    ------------     ------------

Note Q: Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                     April 30,
                                                             ---------------------------
                                                                 2005            2004
                                                             ------------   ------------
Deferred tax liabilities:
  Intangible assets                                          $    130,711   $    115,433
  Depreciation and amortization                                    68,228         35,575
  Other (each less than five percent of total liabilities)         13,816          7,396
                                                             ------------   ------------
Total deferred tax liabilities                               $    212,755   $    158,404
                                                             ============   ============
Deferred tax assets:
  Loss carryforwards                                         $     64,160   $        256
  Employee benefits                                                41,237         18,510
  Tax credit carryforwards                                         12,139              -
  Intangible assets                                                 7,103          1,860
  Other (each less than five percent of total assets)              13,109          3,949
                                                             ------------   ------------
Total deferred tax assets                                    $    137,748   $     24,575
Valuation allowance for deferred tax assets                       (24,280)          (266)
                                                             ------------   ------------
Total deferred tax assets less allowance                     $    113,468   $     24,309
                                                             ============   ============
Net deferred tax liability                                   $     99,287   $    134,095
                                                             ============   ============

The Company acquired a number of tax loss and credit carryforwards as a result of the Multifoods acquisition. The valuation allowance for deferred tax assets at April 30, 2005, primarily relates to these acquired deferred tax assets.

The following table summarizes domestic and foreign loss carryforwards at April 30, 2005.

                                 Related
                                   Tax      Deferred Tax
                                Deduction      Asset      Expiration Date
                               -----------  ------------  ---------------
Loss carryforwards:
   Federal net operating loss  $   141,462  $     49,512    2021 to 2024
   Federal capital loss             19,779         7,322    2009 to 2010

   State net operating loss        101,936         6,959    2006 to 2027
   Foreign net operating loss        1,117           367    2011 to 2014
                               -----------  ------------
Total loss carryforwards       $   264,294  $     64,160
                               -----------  ------------

The following table summarizes tax credit carryforwards at April 30, 2005.

                                   Deferred Tax
                                      Asset      Expiration Date
                                   ------------  ---------------
Tax credit carryforwards:
   Foreign tax credit              $      9,448    2010 to 2015
   Alternative minimum tax credit         2,691     Indefinite
                                   ------------
Total tax credit carryforwards     $     12,139
                                   ------------

The valuation allowance at April 30, 2005 includes approximately $23,195 for the above domestic and foreign loss and tax credit carryforwards.

Domestic income and foreign withholding taxes have not been recorded on undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax credits and deductions for foreign taxes already paid.

Income from continuing operations before income taxes is as follows:

                                                         Year Ended April 30,
                                                 ------------------------------------
                                                     2005        2004         2003
                                                 -----------  ----------  -----------
Domestic                                         $   184,707  $  169,004  $   147,581
Foreign                                               19,907       8,166        4,129
                                                 -----------  ----------  -----------
Income from continuing operations before income
  taxes                                          $   204,614  $  177,170  $   151,710
                                                 ===========  ==========  ===========

The components of the provision for income taxes are as follows:

                                                              Year Ended April 30,
                                                      --------------------------------------
                                                         2005          2004           2003
                                                      ----------    ----------    ----------
Current:
   Federal                                            $   28,645    $   52,604    $   53,767
   Foreign                                                 4,490         2,692         1,331
   State and local                                         4,772         4,463         6,080
Deferred                                                  36,247         6,113        (3,680)
                                                      ----------    ----------    ----------
Total income tax expense - continuing operations      $   74,154    $   65,872    $   57,498
                                                      ----------    ----------    ----------
Total income tax expense - discontinued operations    $    4,725    $    1,597    $    1,549
                                                      ==========    ==========    ==========

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

                                                               Year Ended April 30,
                                                        ------------------------------
Percent of Pretax Income                                  2005       2004      2003
------------------------                                --------  ---------  ---------
Statutory federal income tax rate                           35.0%      35.0%      35.0%
Increase (decrease) in income taxes resulting from:
   State and local income taxes, net of federal income
     tax benefit                                             1.8        0.7        2.5
   Research credits                                           --         --       (0.1)
   Other items                                              (0.6)       1.5        0.5
                                                        --------  ---------  ---------
Effective income tax rate                                   36.2%      37.2%      37.9%
                                                        ========  =========  =========

Income taxes paid                                       $ 60,359  $  70,927  $  45,052
                                                        ========  =========  =========

Note R: Accumulated Other Comprehensive Loss

Comprehensive income is included in the Statements of Consolidated Shareholders' Equity. The components of accumulated other comprehensive loss as shown on the Consolidated Balance Sheets are as follows:

                                                                    Unrealized
                                                                   (Gain) Loss    Unrealized
                                      Foreign        Minimum           on          Gain on        Accumulated
                                      Currency       Pension        Available-    Cash Flow          Other
                                     Translation    Liability        for-Sale      Hedging       Comprehensive
                                     Adjustment     Adjustment     Securities     Derivatives        Loss
                                     -----------    ----------     -----------    -----------    --------------
Balance at May 1, 2002               $    14,966    $      797     $        --    $        --      $   15,763
   Current period (credit) charge         (8,268)       13,917             477           (381)          5,745
   Income tax (benefit) expense               --        (5,288)           (181)           145          (5,324)
                                     -----------    ----------     -----------    -----------    ------------
Balance at April 30, 2003            $     6,698    $    9,426     $       296    $      (236)     $   16,184
   Reclassification adjustments               --            --              --            381             381
   Current period credit                  (6,697)       (5,582)           (872)        (1,889)        (15,040)
   Income tax expense                         --         2,179             327            554           3,060
                                     -----------    ----------     -----------    -----------    ------------
Balance at April 30, 2004            $         1    $    6,023     $      (249)   $    (1,190)     $    4,585
   Reclassification adjustments              (92)           --              --          1,889           1,797
   Current period (credit) charge        (15,185)       16,122             436         (1,467)            (94)
   Income tax benefit                         --        (5,812)           (161)          (156)         (6,129)
                                     -----------    ----------     -----------    -----------      ----------
Balance at April 30, 2005            $   (15,276)   $   16,333     $        26    $      (924)     $      159
                                     ===========    ==========     ===========    ===========      ==========

Note S: Common Shares

      Voting: The Company's Amended and Restated Articles of Incorporation ("the Articles") provide that each holder of an outstanding common share is entitled to one vote on each matter submitted to a vote for the shareholders except for the following specific matters:

      - any matter that relates to or would result in the dissolution or liquidation of the Company;

      - the adoption of any amendment of the articles of incorporation, or the regulations of the Company, or the adoption of amended articles of incorporation, other than the adoption of any amendment or amended articles of incorporation that increases the number of votes to which holders of common shares are entitled or expand the matters to which time phase voting applies;

      - any proposal or other action to be taken by the shareholders of the Company, relating to the Company's rights agreement or any successor plan;

      - any matter relating to any stock option plan, stock purchase plan, executive compensation plan, or other similar plan, arrangement, or agreement;

      - adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of the Company's assets;

      - any matter submitted to the Company's benefit, stock option, compensation, or other similar plan; and

      - any matter relating to the issuance of common shares, or the repurchase of common shares that the Company's board of directors determines is required or appropriate to be submitted to the Company's shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to ten votes per share, if they meet the requirements set forth in the Articles. Shares which would be entitled to ten votes per share are:

      -     common shares owned at the close of business on May 31, 2002;

      - common shares received as a result of the Jif and Crisco brands merger on June 1, 2002;

      - common shares received as a result of the Multifoods acquisition on June 18, 2004; or

      -     common shares received through the Company's various equity plans.

In the event of a change in beneficial ownership, the new owner of that share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.

      Shareholders' Rights Plan: Pursuant to a shareholders' rights plan established in 1999, one share purchase right is associated with each of the Company's outstanding common shares.

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

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

Management of The J. M. Smucker Company is responsible for the preparation, integrity, accuracy, and consistency of the consolidated financial statements and the related financial information in this report. Such information has been prepared in accordance with U.S. generally accepted accounting principles and is based on our best estimates and judgments.

The Company maintains systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is an extensive program of audits performed by the Company's internal audit staff and independent registered public accounting firm designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.

Ernst & Young LLP, independent registered public accounting firm, has audited the Company's financial statements in accordance with the Standards of the Public Company Accounting Oversight Board. Management has made all financial records and related data available to Ernst & Young LLP during its audit.

The Company's audit committee, comprised of three nonemployee members of the Board, meets regularly with the independent public accounting firm and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent public accounting firm. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The director of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.

It is the Company's best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.

Timothy P. Smucker          Richard K. Smucker           Mark R. Belgya
Chairman and                President and                Vice President,
Co-Chief Executive Officer  Co-Chief Executive Officer   Chief Financial Officer
                                                         and Treasurer