Form 10-K, Exhibit 13
period 2006-04-30
SMUCKER J M CO
filed 2006-06-30
CIK 91419

Exhibit 13

SMUCKER'S

Annual Report
2006

ADAMS
APPLE FARM
U-PICK
PACK
ANNABELLE A. ADAMS
APPLE TURNOVERS
OPEN
Antiques

Financial Highlights

	Year Ended April 30,
(Dollars in thousands, except per share data)	2006	2005

Net sales	$2,154,726	$2,043,877
Net income and net income per common share:
Net income	$143,354	$129,073
Net income per common share – assuming dilution	$2.45	$2.24
Income and income per common share from continuing operations:
Income	$143,354	$130,460
Income per common share – assuming dilution	$2.45	$2.26
Income and income per common share from continuing operations before restructuring and merger and integration costs:(1)
Income	$161,920	$150,401
Income per common share – assuming dilution	$2.77	$2.60
Common shares outstanding at year end	56,949,044	58,540,386
Number of employees	3,500	3,700

(1) Reconciliation to income from continuing operations:
Income from continuing operations before income taxes	$215,570	$204,614
Merger and integration costs	17,934	17,954
Cost of products sold – restructuring	2,263	2,466
Other restructuring costs	7,722	10,854

Income from continuing operations before income taxes, restructuring, and merger and integration costs	$243,489	$235,888
Income taxes	81,569	85,487

Income from continuing operations before restructuring and merger and integration costs	$161,920	$150,401

On Our Cover
“Adam’s Apple Farm II” © 2006 Jerry Winters
California folk artist Jerry Winters creates joyful and charming primitive Americana scenes. In this work in acrylics, Mr. Winters celebrates the bounty of field and orchard and the warm hospitality found in small-town America.
Contents

Letter to Shareholders	1
Five-Year Summary of Selected Financial Data	9
Summary of Quarterly Results of Operations	10
Stock Price Data	10
Management’s Discussion and Analysis	11
Report of Management on Internal Control Over Financial Reporting	20
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	21
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	22
Consolidated Financial Statements	23
Notes to Consolidated Financial Statements	28
Report of Management on Responsibility for Financial Reporting	55
Directors, Officers, and General Managers	56
Properties	56
Corporate and Shareholder Information	Back Cover
Recipes	Back Cover

Dear Shareholders and Friends:
Fiscal 2006 was another record year for The J. M. Smucker Company, with all of our brands making positive contributions. Compared to our previous fiscal year:
*	Net sales were up five percent, and operating income was up four percent. (When compared to fiscal 2005, both figures include an additional six weeks of sales from the International Multifoods brands.)

*	Excluding the divested U.S. Industrial business, net sales were up seven percent compared to last year.

*	Income from continuing operations was up ten percent.
     These record results confirm the validity of our commitment to owning icon brands that hold leading market positions in North America. Strategically, our most significant achievement in recent years has been transforming the Company from an essentially single-branded organization to one with a broad portfolio of brands that offer significant growth potential.
     The J. M. Smucker Company has grown considerably in the last four years — from $650 million in annual sales in fiscal 2002 to $2.2 billion in fiscal 2006. Ultimately, however, our goal remains what it was when we were founded 109 years ago: to deliver value to all of our constituents while maintaining the highest ethical standards.
     Delivering Satisfaction — And Smiles Of course, our number-one constituent will always be our consumer, and we place a great deal of emphasis on developing products that satisfy diverse tastes and lifestyles. This past year, we introduced over 50 new products under more than a dozen brands. These additions contributed significantly to our growth. All are aimed at offering choices that are “good and good for you, easy for you, and make you smile.”
     Doing the Right Things and Doing Things Right The J. M. Smucker Company’s history is built on a tradition of conducting business and maintaining relationships in accordance with our Basic Beliefs — Quality, People, Ethics, Growth, and Independence. As a result, our Company was ranked for the ninth consecutive year among Fortune magazine’s “100 Best Companies to Work For.” Training and developing our team of over 3,500 employees is an ongoing priority, as outstanding employees are essential to responding effectively to today’s varied and fast-changing marketplace.
     One way that we are upholding our pledge to “doing the right things and doing things right” is by focusing on sustainability relative to the environment, growing practices, and community support. Company-wide, our recycling rates average 90 to 95 percent, and we recently received Environmental Protection Agency commendation for wastewater pretreatment quality. We are leaders in producing organic foods, as exem-plified by our R.W. Knudsen Family and Santa Cruz Organic brands, and have added more organic choices to our fruit spreads and peanut butter categories.
     Responsive and Responsible We are certain that we can be responsible corporate citizens while delivering positive, long-term financial results to our shareholders. In fact, our stock has delivered a compounded annual return of more than ten percent since the Company went public in 1959.
     By addressing the interests of all our constituents — ethically and with a spirit of growth — The J. M. Smucker Company will continue to meet its financial goals.
     We thank you, our shareholders, for your continued support and look forward to another great year together. We remain committed to our belief that the best is yet to come.
Sincerely,

Tim Smucker	Richard Smucker

U.S. Retail Segment
     U.S. Retail, our largest business segment, continued its momentum this year, with total sales up six percent. Brands in this segment include Smucker’s, Jif, Crisco, Pillsbury, Hungry Jack, and Martha White. With a broad portfolio of brands — and products in categories throughout the center of the store — we offer consumers more choices than ever before for enhancing family meals.
     Fruit Spreads & Peanut Butter To complement our broad array of high-quality, long-time family favorites, we expanded our fruit spreads and peanut butter choices, further strengthening our leadership position in both categories. We introduced Smucker’s Organic strawberry preserves, Smucker’s Organic red raspberry preserves, Smucker’s Organic grape jelly, and Smucker’s Sugar Free preserves, sweetened with Splenda®, in strawberry, apricot, and seedless blackberry flavors. We now also offer organic alternatives within all of our natural peanut butter brands: Smucker’s, Adams, and Laura Scudder.
     We responded to consumers’ ever-growing desire for convenient alternatives with the introduction of Jif To Go, which allows consumers on the move to enjoy the nutritious benefits and fresh roasted peanut taste of Jif.
     We continued to pursue our long-term plan for broadening the use of our products among Hispanic consumers. In fiscal 2006, we extended Smucker’s and Jif marketing and advertising efforts into select markets and introduced pineapple and mango preserves.

Martha White
Blueberry
Muffin Mix
Just Add Milk!
Hungry Jack
Just Add Water
Buttermilk
Crisco
Pillsbury
Quick Bread
Cinnamon Swirl
Hungry Jack
Original
Simply Nutritious
Morning Blend
Smucker's
Strawberry
Preserves

Rise & Shine

Rise & Shine
Family togetherness begins with breakfast.
With our wide variety of items, everyone can enjoy a healthy and delicious start to the busy day ahead.

Pillsbury
Brownie Classics
Milk Chocolate
Crisco
Baby Dills
PET
EVAPORATED MILK
SMUCKER'S
Squeeze
GRAPE
Pillsbury
Creamy Supreme
Vanilla
Jif
EXTRA CRUNCHY

Lunch Break

Lunch Break
Preparing lunch together is a powerful way for parents and children to bond.
Our high-quality, wholesome products are tasty, easy to prepare, and make you smile.

     Uncrustables Products Uncrustables products continue to thrive at retail, with net sales this past year up 29 percent. Two new varieties — peanut butter only and peanut butter & honey spread on wheat bread — offer consumers even more ways to enjoy one of life’s simple pleasures. Demand for Uncrustables products is strong, and we remain optimistic about the brand’s potential.
     Ice Cream Toppings Our ice cream toppings satisfy a diverse array of consumer needs and tastes. This past year, we broadened our offerings with the addition of caramel to our Sugar Free line, which provides new, guilt-free ways to add sweet indulgences to everyday and special occasions.
     Potatoes, Pancakes and Syrup We built on the strength of the Hungry Jack line this past year by focusing on the basics necessary to grow the brand. Strategies included developing a more relevant brand position, expanding product distribution, improving product formulations, and updating packaging. Most significant was our introduction of the standup, resealable Hungry Jack pancake mix package, one of the first packaging innovations the category has seen in a number of years. We plan to further expand the Hungry Jack brand in the year ahead with additions to the side dish and breakfast categories.

     Oils and Baking Momentum continues in the baking aisle. Sales for the business were up five percent, and we made several significant product introductions.
     We also focused on strengthening the foundation of the baking business by securing new distribution and refreshing our packaging. Putting these basics in place demonstrates our long-term commitment to the Pillsbury and Martha White brands and positions us well for growth.
     Consumers continually anticipate new products to enhance the ease and satisfaction of home baking. We responded with several new Pillsbury Ultimate Dessert Kits and Whipped frosting flavors.
     We believe that innovation is a key driver of success in the oils category. For example, consumers continue to welcome the Crisco 64-ounce Simple Measures bottle, introduced last year. The Simple Measures bottle features a cap that functions as a built-in measuring cup. When the cap is replaced, unused oil drains neatly back into the bottle.
     In addition, we have successfully entered the fast-growing olive oil segment. Our introduction and testing of Crisco olive oil this past year was encouraging, and we expect to offer olive oil products to consumers within the nation’s Southeast in the year ahead.
     Another strength is the growth and profitability of the sprays segment, which continues to exceed our expectations. We will build on our success in the oils category by further growing market share and leading the category with innovation.

Robin Hood
All Purpose
FLOUR
Unbleached
Pillsbury
Ultimate
Dessert Kit
NEW!
OREO
Martha White
Yellow
Cornbread Mix
JUST ADD MILK!
SMUCKER'S
Sundae Syrup
CARAMEL
SMUCKER'S
Toppings
HOT FUDGE
Jif
CREAMY
SMUCKER'S
Apricot
Preserves

Family Time

Family Time
Dinner time is family time — a chance to share the day’s events and strengthen relationships. Our icon brands have been bringing families together for generations.

Special Markets Segment
     Our Special Markets segment includes our Canadian, Foodservice, Beverage, and International businesses. Sales for this segment were up five percent in fiscal 2006, accounting for over 30 percent of total Company sales.
     Canada Our Canadian business realized much success this past year by reconnecting consumers with well-known brands that have been part of Canadian family meals for generations. Through television advertising — the first of such campaigns in several years — we brought increased attention to Robin Hood flour and Bick’s pickles and condiments, two brands that lead their respective categories. A series of fall and holiday Robin Hood advertisements reminded consumers that baking together yields warm and lasting family memories. Also, a successful Baking Is Back holiday campaign promoted many of our brands together for the first time.
     In the Canadian fruit spreads category, Smucker’s continued to grow market share in fiscal 2006, further strengthening its category leadership position.
     Foodservice Momentum in our Foodservice business continues to be fueled by Uncrustables peanut butter and jelly sandwiches and Uncrustables cheese sandwiches. Demand for Uncrustables products remains strong in schools, with fiscal year 2006 sales up 22 percent. Growth of our overall Foodservice business was up seven percent.
     In addition to Uncrustables, overall growth is attributable to our expanding partnerships with restaurants, hotels, health care facilities, and similar venues.
Expanding consumer choices was also an emphasis in our Foodservice business this past year with the addition of flavors in our Sugar Free Smucker’s portion control line and the introduction of Sugar Free PlateScapers topping for plate decorating.
     Smucker Quality Beverage Our R.W. Knudsen Family and Santa Cruz Organic products enjoyed tremendous success this past year with overall sales for the division up 13 percent. Core business as well as new products drove growth in both the natural and mainstream channels, reflecting consumers’ interest in health and nutrition across multiple channels. In part, growth was driven by the introduction of new organic juices, such as blueberry-cranberry and blueberry-pomegranate, that are enjoyed for their inherent goodness. Our Santa Cruz Organic brand now includes peanut butter in crunchy and creamy varieties. Fresh packaging is evident in R.W. Knudsen Family Spritzers, which are now offered in newly designed glass bottles.
     International Fiscal 2006 was another year of strong growth for our International business, which was up 49 percent from last year, primarily due to the addition of new business from the International Multifoods acquisition. Also, because of an internal accounting change, International now includes business that previously had been reported as part of our Canadian business sector. Our businesses in Latin America and Mexico continue to grow sales, profits, and market share. Successes are being realized across the entire business, with total export sales up more than 90 percent compared to a year ago.
Recipes for the dishes shown on the previous pages can be found on the inside back cover.

Five-Year Summary of Selected Financial Data
The following table presents selected financial data for each of the five years in the period ended April 30, 2006. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Liquidity and Capital Resources” and the consolidated financial statements and notes thereto.

	Year Ended April 30,
(Dollars in thousands, except per share data)	2006	2005	2004	2003	2002

Statements of Income:
Net sales	$2,154,726	$2,043,877	$1,369,556	$1,270,098	$649,997
Income from continuing operations	$143,354	$130,460	$111,298	$94,212	$29,324
Discontinued operations	—	(1,387)	52	2,130	1,527

Net income	$143,354	$129,073	$111,350	$96,342	$30,851

Financial Position:
Total assets	$2,649,744	$2,635,894	$1,684,125	$1,615,407	$524,892
Long-term debt	428,602	431,560	135,000	135,000	135,000
Shareholders’ equity	1,728,059	1,690,800	1,210,693	1,124,171	280,144

Other Data:
Capital expenditures	$63,172	$87,576	$97,721	$48,083	$22,085
Weighted-average shares	57,863,270	57,086,734	49,816,926	47,309,257	23,114,494
Weighted-average shares – assuming dilution	58,425,361	57,748,780	50,395,747	47,764,777	23,493,365
Earnings per common share:
Income from continuing operations	$2.48	$2.29	$2.23	$1.99	$1.27
Discontinued operations	—	(0.03)	0.01	0.05	0.06

Net income	$2.48	$2.26	$2.24	$2.04	$1.33

Income from continuing operations – assuming dilution	$2.45	$2.26	$2.21	$1.97	$1.25
Discontinued operations – assuming dilution	—	(0.02)	—	0.05	0.06

Net income – assuming dilution	$2.45	$2.24	$2.21	$2.02	$1.31

Dividends declared per common share	$1.09	$1.02	$0.94	$0.83	$0.68

Summary of Quarterly Results of Operations
The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2006 and 2005.

								Earnings per
						Earnings per		Common Share –
(Dollars in thousands, except per share data)						Common Share		Assuming Dilution

				Income from		Income from		Income from
				Continuing	Net	Continuing	Net	Continuing	Net
	Quarter Ended	Net Sales	Gross Profit	Operations	Income	Operations	Income	Operations	Income

2006	July 31, 2005	$510,331	$164,713	$29,897	$29,897	$0.51	$0.51	$0.51	$0.51
	October 31, 2005	606,264	203,423	46,444	46,444	0.80	0.80	0.79	0.79
	January 31, 2006	536,453	163,854	31,312	31,312	0.54	0.54	0.54	0.54
	April 30, 2006	501,678	160,862	35,701	35,701	0.63	0.63	0.62	0.62

2005	July 31, 2004	$413,267	$144,188	$27,487	$32,848	$0.51	$0.61	$0.50	$0.60
	October 31, 2004	588,922	188,881	40,663	38,005	0.70	0.65	0.69	0.65
	January 31, 2005	550,234	174,198	35,524	36,108	0.61	0.62	0.60	0.61
	April 30, 2005	491,454	150,149	26,786	22,112	0.46	0.38	0.45	0.38

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
Stock Price Data
The Company’s common shares are listed on the New York Stock Exchange — ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 304,800 shareholders as of the June 19, 2006 record date, of which 85,878 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends

2006	July 31, 2005	$51.04	$45.94	$0.27
	October 31, 2005	49.41	44.56	0.27
	January 31, 2006	46.84	43.33	0.27
	April 30, 2006	44.26	37.15	0.28

2005	July 31, 2004	$53.12	$40.80	$0.25
	October 31, 2004	47.00	41.85	0.25
	January 31, 2005	47.63	43.44	0.25
	April 30, 2005	51.65	46.31	0.27

Management’s Discussion and Analysis
Executive Summary
The J. M. Smucker Company (the “Company”), headquartered in Orrville, Ohio, is the leading manufacturer of fruit spreads and peanut butter in North America. It is also a leading producer of dessert toppings, shortening and oils, and health and natural foods beverages under such icon brands as Smucker’s, Jif, and Crisco.
The Company’s strategy is to own and market leading icon food brands found in the center of the store and sold throughout North America. In support of this strategy, the Company continues to add to its portfolio of brands. In addition to the Smucker’s, Jif, and Crisco brands, the Company’s portfolio includes the following brands in the U.S.: Pillsbury flour, baking mixes, and ready-to-spread frostings; Hungry Jack pancake mixes, syrup, and potato side dishes; and Martha White baking mixes and ingredients; in Canada: Robin Hood flour and baking mixes; Bick’s pickles and condiments; and Golden Temple atta flour and rice. In addition to these leading brands, the Company markets products under numerous other brands, including Dickinson’s, Laura Scudder’s, Adams, Double Fruit (Canada), R. W. Knudsen Family, and Santa Cruz Organic. The Company is widely known and trusted for quality food products.
The Company distributes its products through grocery and other retail outlets, foodservice establishments, schools, specialty and gourmet shops, health and natural foods stores, and consumer direct vehicles such as the Internet and a showcase store in Orrville, Ohio, and markets a wide variety of other specialty products throughout North America and in many foreign countries.
Since the 1998 inception of Fortune magazine’s annual survey of the “100 Best Companies to Work For,” the Company has consistently been recognized as one of the top 25 companies to work for in the United States. The Company has approximately 3,500 employees worldwide and distributes products in more than 45 countries.
Results of Operations
In 2005, the Company completed its acquisition of International Multifoods Corporation (“Multifoods”) in a tax-free stock and cash transaction valued at approximately $871 million. The results of Multifoods’ operations are included in the Company’s consolidated financial statements from the date of the acquisition.
Since the acquisition of Multifoods closed midway through the first quarter of 2005, an additional six weeks of results are included in 2006.
Also during 2005, in support of the Company’s stated strategy, the Company sold its Australian subsidiary, Henry Jones Foods; its Brazilian subsidiary, Smucker do Brasil, Ltda.; and the U.S. foodservice and bakery products businesses, including the Canadian foodservice locations operated under the Gourmet Baker name, which were acquired as part of Multifoods.
The Australian subsidiary, the Brazilian subsidiary, and the Multifoods U.S. foodservice and bakery products businesses are considered to be discontinued operations and are excluded from the discussions below. Although not considered to be a discontinued operation, the Company also sold its U.S. industrial ingredient business in 2005.
— Net Sales —

	Year Ended April 30,
(Dollars in thousands)	2006	2005	2004

Net sales:
U.S. retail market	$1,484,873	$1,405,191	$1,002,306
Special markets	669,853	638,686	367,250

Total net sales	$2,154,726	$2,043,877	$1,369,556

Sales in 2006 increased $110.8 million, or five percent, over 2005. Excluding the additional Multifoods sales and the divested U.S. industrial business, sales increased three percent. In addition to growth in several business areas, other factors impacting sales in 2006 were a six percent price decrease on Crisco products in effect for the entire year, favorable foreign exchange rates, and selective price increases on fruit spreads and peanut butter items.
In the U.S. retail market segment, sales were $1,484.9 million in 2006, up $79.7 million, or approximately six percent, over 2005. Sales in the consumer business area were up six percent for the year, led by sales of Smucker’s and Jif. In addition, sales of Uncrustables products increased 29 percent in 2006 as the Company continued the momentum experienced in 2005. Sales in the consumer oils and baking business area were up five percent over last year due primarily to the additional Multifoods sales. The additional Multifoods sales accounted for almost half of the year-over-year growth in the segment.

The special markets segment is comprised of the food-service, beverage, Canada, and international business areas. Sales in this segment were $669.9 million in 2006 compared to $638.7 million in 2005, an increase of five percent. The overall sales increase reflects the segment’s additional Multifoods sales in Canada and the international business area and growth in the foodservice and beverage areas, which were offset by the divestiture of the industrial business.
In the foodservice area, 2006 sales were up seven percent from 2005 due to a two percent growth in traditional portion control items, primarily under the Smucker’s brand, and increased sales in the schools market, where Uncrustables products increased 22 percent in 2006.
Beverage area sales were up 13 percent in 2006. Sales of R. W. Knudsen Family and Santa Cruz Organic products were up 18 and 28 percent, respectively, for 2006, offset somewhat by nonbranded sales, which were down five percent in 2006.
In the international area, sales were up 49 percent in 2006 from 2005. Much of the increase was attributed to a realignment of the export business, acquired as part of the Multifoods acquisition, as sales to export customers were previously included as part of the Canadian business. Sales in Scotland were down four percent.
Although negatively impacted by planned rationalization of certain unprofitable businesses and the realignment of the export business, the Canada business was favorably impacted by foreign exchange rates.
Sales in 2005 increased $674.3 million, or 49 percent, from 2004. The acquired Multifoods businesses contributed $626.2 million of the total increase. Excluding the contribution of the Multifoods brands, sales were up nearly four percent. Other factors favorably impacting sales in 2005 were foreign exchange rates and the pricing environment in the shortening and oils business.
In the U.S. retail market segment, sales were $1,405.2 million in 2005, up $402.9 million, or approximately 40 percent, from 2004. The Multifoods contribution for 2005 was $356.2 million. The Company’s sales of Smucker’s, Jif, and Crisco contributed approximately ten percent of the total sales increase for the segment. In addition, sales of Uncrustables products increased 37 percent in 2005 as the Company continued to build on the success experienced in 2004.
Sales in the special markets segment were $638.7 million in 2005 compared to $367.3 million in 2004, an increase of 74 percent. The overall sales increase reflects the segment’s addition of sales in Canada and the growth in the foodservice and beverage areas, which were offset by the divestiture of the industrial business. The Multifoods contribution for 2005 was $270.1 million. Excluding the contribution from Multifoods and the industrial business, the special markets segment was up five percent in 2005.
In the foodservice area, 2005 sales were up five percent from 2004 due to a seven percent growth in traditional portion control items, primarily under the Smucker’s brand, and increased sales in the schools market. Sales of Uncrustables products increased six percent in 2005 in the schools market despite capacity constraints that were experienced during the first half of the year.
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
Finally, sales in the Company’s industrial business were down 22 percent for 2005. Approximately 70 percent of this decline, or $10.5 million in sales, was the result of planned decreases associated with the strategic decision to exit certain low-margin contracts. The remaining shortfall was caused by the sale of the ingredients business in 2005.

— Operating Income —
The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,
	2006	2005	2004

Gross profit	32.2%	32.2%	35.2%
Selling, distribution, and administrative:
Advertising	2.6%	2.4%	3.9%
Marketing and selling	7.4	7.7	7.8
Distribution	3.6	2.9	2.0
General and administrative	6.7	7.0	8.0

Total selling, distribution, and administrative	20.3%	20.0%	21.7%

Restructuring and merger and integration	1.3%	1.4%	0.6%

Operating income	10.6%	10.8%	12.9%

Operating income increased $8.0 million in 2006, or four percent, over 2005 while operating margin decreased from 10.8 percent to 10.6 percent primarily due to an increase in distribution costs throughout this year. Included in 2006 operating income was approximately $27.9 million of restructuring and merger and integration related costs, while 2005 included $31.3 million of similar charges. Positive contributors to operating income in 2006 included the overall growth of the higher margin U.S. retail market segment, including gains in the Smucker’s and Jif brands. The Company’s gross margin remained unchanged at 32.2 percent in 2006, despite higher commodity costs associated with packaging and freight, as these higher costs were offset by a favorable adjustment of approximately $6.7 million to net sales reflecting a change in estimate of the expected liability for trade merchandising programs offered to customers during 2005, improved profitability of Uncrustables products, and favorable pricing on other raw materials.
Selling, distribution, and administrative (“SD&A”) expenses increased eight percent during 2006. As a percent of net sales, SD&A increased from 20.0 percent to 20.3 percent, primarily due to increased expenses related to a new distribution network implemented during the year. The Company increased its marketing expense by eight percent during 2006 in support of its major retail brands, as well as the continued retail roll-out of Uncrustables products. Also contributing to the increase in SD&A were amortization costs associated with the Company’s expanded restricted stock program, which replaced its stock option program.
On April 12, 2006, the Executive Compensation Committee of the Board of Directors of the Company approved accelerating the vesting of stock options previously awarded to employees under its equity-based compensation plans, effective immediately. The Company fully vested previously issued stock options with exercise prices in excess of $39.31, the closing price of the Company’s common shares on the New York Stock Exchange on April 11, 2006.
As a result of the accelerated vesting, approximately 441,000 stock options with exercise prices of either $43.38 or $44.17 became immediately exercisable. Approximately 110,000 and 331,000 of these stock options would originally have vested in October 2006 and October 2007, respectively. Stock options issued to employees typically vested at a rate of one-third per year, beginning one year after the date of grant. Stock options were last granted to employees in October 2004. In June 2005, the Company replaced issuing stock options to employees in favor of issuing performance-based restricted stock or performance-based restricted stock units.
The purpose of the accelerated vesting was to minimize future noncash stock compensation expense that the Company would otherwise recognize in its results of operations with the adoption of Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payments (“SFAS 123R”). This requirement becomes effective for the Company on May 1, 2006, the beginning of fiscal year 2007. By accelerating the vesting of these stock options, the Company will not incur pretax compensation expense of approximately $2.7 million and $1.0 million in fiscal years 2007 and 2008, respectively, that otherwise would have been required upon adoption of SFAS 123R related to these stock options. This action had no impact on 2006 results of operations.
Operating income increased $43.8 million for 2005, or 25 percent, over 2004 while operating margin decreased from 12.9 percent to 10.8 percent, due to the inclusion of the lower margin Multifoods brands. Included in 2005 operating income was approximately $31.3 million of restructuring and merger and integration related costs, while 2004 included $17.1 million of similar charges. Positive contributors to operating income in 2005 included the overall growth of the higher margin U.S. retail market segment, including gains in the Smucker’s, Jif, and Crisco brands. The Company’s gross margin was 32.2 percent in 2005 versus 35.2 percent in 2004. The addition of the lower-margin Multifoods brands was a primary contributor to this difference, along with higher raw material costs and costs associated with the start up of the Scottsville, Kentucky, facility.
SD&A expenses increased 37 percent during 2005, but decreased as a percent of net sales to 20.0 percent from 21.7 percent. The Company increased its marketing expense by 20 percent during 2005 in support of the Smucker’s and Jif brands, the continued retail rollout of Uncrustables products, as well as support of the newly acquired Multifoods brands. In addition, the Company incurred certain costs related to the maintenance of Multifoods’ Minnetonka, Minnesota, facility that was closed in June 2005. Other factors contributing to the total expense increase in SD&A were increased expenses to support the acquired business and increased costs associated with regulatory requirements. This increase in costs was more than offset by the overall increase in sales due to the acquisition.
— Interest Income and Expense —
Interest expense increased $1.5 million in 2006 as the Company realized a full year of expense on the additional debt associated with the acquisition of Multifoods. This increase in interest expense was offset somewhat by a decrease in the Company’s short-term notes payable balance and the payoff of $17 million in long-term debt in September 2005. Interest income increased by $1.9 million in 2006 due to increases in the average investment balances, higher interest rates throughout the year, and interest earned on promissory notes.
Interest expense increased $16.3 million in 2005 due to an increase in the Company’s debt outstanding associated with the Multifoods acquisition. Interest income increased by $1.9 million in 2005 due to an increase in the average investment yield and interest earned on promissory notes received in conjunction with divestitures during the year.
— Other Income and Expense —
In 2006, other income (net) was $4.2 million, which included a gain of $5.6 million recognized on the sale of the Salinas, California, facility during the third quarter offset by other expenses, primarily associated with the write-off of certain manufacturing assets no longer in use.
In 2004, other income (net) was $3.6 million, which included a $2.1 million gain recognized on the sale of the Watsonville, California, facility.
— Income Taxes —
Income taxes in 2006 were $72.2 million, down $1.9 million, or three percent, from 2005. The decrease is due primarily to a decrease in the consolidated effective tax rate to 33.5 percent, compared to 36.2 percent in 2005 as pretax earnings increased $11.0 million, or five percent, over 2005. The lower rate results from the Company’s realignment of its legal entity structure to better match the operations of the business and the flow of goods, coupled with recent state tax law and rate changes. This realignment was necessitated by changes made to the Company’s manufacturing and distribution networks resulting from its supply chain optimization project and the acquisition of Multifoods.
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
— Restructuring —
During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company’s overall cost base as well as service levels in support of its long-term strategy. At the end of 2006, these restructurings were proceeding as planned.
During 2006, the Company effectively completed the realignment of its distribution warehouses and sold the Salinas facility after production was relocated to plants in Orrville, Ohio, and Memphis, Tennessee.
In conjunction with the restructurings, the Company has recorded a total charge of $41.7 million to date, including $10.0 million in 2006, $13.3 million in 2005, and $15.8 million in 2004. The majority of these charges related to employee separation costs, accelerated depreciation on machinery and equipment, equipment relocation expenses, and the disposition of inventories.

Liquidity and Capital Resources

	Year Ended April 30,
		(Revised)	(Revised)
(Dollars in thousands)	2006	2005	2004

Net cash provided by operating activities	$198,281	$149,764	$136,589
Net cash used for investing activities	15,847	120,817	162,539
Net cash used for financing activities	169,129	72,280	40,037

The Company’s principal source of funds is cash generated from operations, supplemented by borrowings against the Company’s revolving credit instrument. Total cash and investments at April 30, 2006, were $120.9 million compared to $134.9 million at April 30, 2005.
— Operating Activities —
The Company’s working capital requirements are greatest during the first half of its fiscal year, primarily due to the need to build inventory levels in advance of the “fall bake” season, the seasonal procurement of fruit, and the purchase of raw materials used in the Company’s pickle and condiment business in Canada.
Cash provided by operating activities was approximately $198.3 million during 2006, an increase of $48.5 million, or 32 percent, over 2005. The increased cash generated resulted from the increase in net income adjusted for noncash charges of depreciation and amortization, partially offset by increases in working capital requirements. The increase in working capital consisted primarily of payments of accounts payable and accrued items including contributions to its qualified and non-qualified retirement benefit plans totaling approximately $26.4 million, funded restructuring and merger and acquisition related costs of approximately $27.2 million, and higher inventory balances required to support the Company’s new distribution network. As a result, working capital, excluding cash and short-term investments, as a percent of net sales increased from 8.4 percent for the year ended April 30, 2005, to 11.6 percent for the year ended April 30, 2006.
— Investing Activities —
Net cash used for investing activities totaled approximately $15.8 million as capital expenditures were partially offset by sales and maturities of available-for-sale marketable securities and proceeds from the sale of the Salinas facility. Capital expenditures were approximately $63.2 million during 2006 compared to $87.6 million in 2005. Costs associated with the Company’s Scottsville plant were included as a large part of 2005 capital expenditures.
— Financing Activities —
Cash used for financing activities during 2006 consisted primarily of $62.7 million in dividend payments and $81.7 million to finance stock repurchases, including 1,892,100 common shares repurchased on the open market under a buyback program authorized by the Company’s Board of Directors. One million of the common shares were repurchased as part of the Company’s Rule 10b5-1 trading plan with a broker. In April 2006, the Board of Directors authorized an increase to the Company’s share repurchase plan, adding another two million shares, bringing the total shares authorized for repurchase since August 2004 to five million common shares. At April 30, 2006, the Company had repurchased a total of 2,260,778 common shares under the authorizations leaving 2,739,222 common shares authorized for repurchase.
Cash requirements for 2007 will include capital expenditures estimated to range from $65 to $75 million. In addition, dividends are expected to approximate $64 million and interest payments on long-term debt to approximate $27 million for the year. Finally, contributions to the Company’s qualified and nonqualified retirement benefit plans are estimated at $13 million.
Assuming there are no other material acquisitions or other significant investments, the Company believes that cash on hand and marketable securities, combined with cash provided by operations, and borrowings available under the revolving credit facility, will be sufficient to meet 2007 cash requirements, including capital expenditures, the payment of dividends, repurchase of common shares, and interest on debt outstanding.

Off-Balance Sheet Arrangements and
Contractual Obligations
The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as “variable interest entities.” Transactions with related parties are in the ordinary course of business, are conducted at an arm’s length basis, and are not material to the Company’s results of operations, financial condition, or cash flows.
In conjunction with the acquisition of Multifoods, the Company has assumed certain guarantees that resulted from the sale by Multifoods, in September 2002, of its foodservice distribution business to Wellspring Distribution Corporation (“Wellspring”). These guarantees relate to certain real estate and tractor-trailer fleet lease obligations of the business. The guarantee requires the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. In addition, the Company’s obligation related to the tractor-trailer fleet lease is limited to 75 percent of the amount outstanding after the lessor has exhausted its remedies against Wellspring. The fleet guarantee will expire in September 2006, and the real estate guarantees will expire in September 2010. At April 30, 2006, the Company’s outstanding guarantees for the lease obligations of Wellspring were $9.2 million related to the tractor-trailer fleet lease and $8.6 million related to the real estate lease.
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
The following table summarizes the Company’s contractual obligations at April 30, 2006.

		Less Than	One to	Three to	More Than
(Dollars in millions)	Total	One Year	Three Years	Five Years	Five Years

Long-term debt obligations	$428.6	$—	$33.0	$295.6	$100.0
Operating lease obligations	11.0	1.9	3.0	2.3	3.8
Purchase obligations	531.4	341.6	184.0	5.8	—
Other long-term liabilities	257.6	—	—	—	257.6

Total	$1,228.6	$343.5	$220.0	$303.7	$361.4

Purchase obligations in the above table include agreements to purchase goods or services that are enforceable and legally binding on the Company. Included in this category are certain obligations related to normal, ongoing purchase obligations in which the Company has guaranteed payment to ensure availability of raw materials and packaging supplies. The Company expects to receive consideration for these purchase obligations in the form of materials. The purchase obligations in the above table do not represent the entire anticipated purchases in the future, but represent only those items for which the Company is contractually obligated.
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
Revenue Recognition. The Company recognizes revenue when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured. A provision for estimated returns and allowances is recorded as a reduction of sales at the time revenue is recognized.
Promotional Expenditures. In order to support the Company’s products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are generally not material and are recognized as a change in management’s estimate in a subsequent period. However, as the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 25 percent of 2006 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.
Income Taxes. The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $78.7 million and $113.5 million, at April 30, 2006 and 2005, respectively. Management believes that the Company’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results of the Company indicate that realization is not likely, a valuation reserve has been provided.
In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the viability of ongoing tax planning strategies and the probable recognition of future tax deductions and loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes in tax laws, statutory tax rates, and projected future taxable income levels. Changes in estimated realization of deferred tax assets would result in either an adjustment to goodwill, if the change relates to tax benefits associated with a business combination, or an adjustment to income, in the period in which that determination is made.
In the ordinary course of business, the Company is exposed to uncertainties related to tax filings and periodically assesses the liabilities and contingencies for all tax years under audit based upon the latest information available. In the event the Company believes a claim will be asserted, an estimate of the tax liability, including applicable interest charges, has been recorded.
Long-Lived Assets. Historically, long-lived assets have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and interest rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Company’s long-lived assets may not be recoverable.
Goodwill and Indefinite-Lived Intangible Assets. The annual evaluation of goodwill and indefinite-lived intangible assets requires the use of estimates about future operating results for each reporting unit to determine estimated fair value. Changes in forecasted operations can materially affect these estimates. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of the reporting unit could change and, therefore, impact the assessments of impairment in the future.
Pension and Other Postretirement Benefit Plans. To determine the Company’s ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans’ assets, and the health care cost trend rates. Management, along with third-party actuaries and investment managers, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2007 expense recognition, the Company will use a discount rate of 6.3 percent and 5.5 percent, an expected rate of return on plan assets of 8.25 percent and 8.0 percent, and a rate of compensation increase of 4.5 percent and 4.0 percent, for U.S. and Canadian plans, respectively.
Recovery of Trade Receivables. In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of trade receivables based on a combination of factors. When aware of a specific customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of trade receivables could differ from management’s estimates due to changes in future economic or industry conditions or specific customers’ financial conditions.
Restructuring. During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company’s overall cost base as well as service levels in support of its long-term strategy. The expected restructuring charge includes estimates related to employee separation costs, the closure and consolidation of facilities, contractual obligations, and the valuation of certain assets including property, plant, and equipment, and inventories. Estimates of such costs are determined by contractual agreement or estimated by management based on historical experience. Actual amounts could differ from the original estimates.
Share-Based Payments. As provided under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payments (“SFAS 123R”). SFAS 123R is a revision of SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement. The Company is required by SFAS 123R to recognize expenses related to unvested stock options granted to employees beginning in its first quarter in fiscal 2007. In anticipation of adoption of SFAS 123R, the Company replaced its employee stock option incentive program with a restricted stock program as of June 2005. Additionally, on April 12, 2006, the Executive Compensation Committee of the Board of Directors of the Company approved accelerating the vesting of all outstanding unvested stock options with an exercise price greater than $39.31, the closing price of the Company’s common shares on the New York Stock Exchange on April 11, 2006. As a result of this acceleration of vesting, no compensation expense will be recorded in future periods related to these stock options.
Derivative Financial Instruments and Market Risk
The following discussions about the Company’s market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.
Interest Rate Risk. The fair value of the Company’s cash and short-term investment portfolio at April 30, 2006, approximates carrying value. Exposure to interest rate risk on the Company’s long-term debt is mitigated since it is at a fixed rate until maturity. Market risk, as measured by the change in fair value resulting from a hypothetical ten percent change in interest rates, is not material. Based on the Company’s overall interest rate exposure as of and during the year ended April 30, 2006, including derivative and other instruments sensitive to interest rates, a hypothetical ten percent movement in interest rates would not materially affect the Company’s results of operations. A hypothetical 100 basis point increase in short-term interest rates would increase the Company’s interest expense by approximately $0.4 million. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company’s financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at April 30, 2006, the market value of the Company’s long-term debt and interest rate portfolio, in aggregate, would increase by approximately $17.3 million.
Foreign Currency Exchange Risk. The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2006, are not expected to result in a significant impact on future earnings or cash flows.
Revenues from customers outside the United States represented 19 percent of net sales during 2006. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.
Commodity Price Risk. Raw materials and other commodities used by the Company are subject to price volatility caused by supply and demand conditions, political and economic variables, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, the Company uses futures and options with maturities generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in other comprehensive income or loss to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately. Commodity price risk associated with the Company’s derivative position at April 30, 2006 and 2005, is not material to the operating results or financial position of the Company.
Forward-Looking Statements
Certain statements included in this Annual Report contain forward-looking statements within the meaning of federal securities laws. The forward-looking statements may include statements concerning the Company’s current expectations, estimates, assumptions, and beliefs concerning future events, conditions, plans, and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expects,” “anticipates,” “believes,” “will,” “plans,” and similar phrases.
Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. The Company is providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of the Company’s control and could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K, as well as the following:
*	the strength of commodity markets from which raw materials are procured and the related impact on costs;

*	crude oil price trends and its impact on transportation, energy, and packaging costs;

*	raw material, ingredient, and energy cost trends;

*	the success and cost of introducing new products and the competitive response, particularly in the consumer oils and baking area;

*	the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses, and in their respective markets;

*	the ability to successfully implement price changes, particularly in the consumer oils and baking business;

*	the concentration of certain of the Company’s businesses with key customers and the ability to manage and maintain key customer relationships;

*	the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer;

*	the timing and amount of capital expenditures, restructuring, and merger and integration costs;

*	foreign currency exchange and interest rate fluctuations;

*	the timing and cost of acquiring common shares under the Company’s share repurchase authorizations;

*	general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; and

*	other factors affecting share prices and capital markets generally.

Report of Management on Internal Control Over Financial Reporting
Shareholders
The J. M. Smucker Company
Management of The J.M. Smucker Company is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting for the Company. The Company’s internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.
The Company’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of April 30, 2006. In making this assessment, management used the criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”).
Based on the Company’s assessment of internal control over financial reporting under the COSO criteria, management concluded the Company’s internal control over financial reporting was effective as of April 30, 2006.
Ernst & Young LLP, independent registered public accounting firm, audited the Company’s assessment of internal control over financial reporting as of April 30, 2006, and their report thereon is included on page 21 of this report.

Timothy P. Smucker	Richard K. Smucker	Mark R. Belgya
Chairman and	President and	Vice President,
Co-Chief Executive Officer	Co-Chief Executive Officer	Chief Financial Officer
and Treasurer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Board of Directors and Shareholders
The J. M. Smucker Company
We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The J.M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The J. M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
In our opinion, management’s assessment that The J. M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2006 and 2005, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2006, and our report dated June 19, 2006, expressed an unqualified opinion thereon.

Akron, Ohio
June 19, 2006

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements
Board of Directors and Shareholders
The J. M. Smucker Company
We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2006 and 2005, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2006, in conformity with U.S. generally accepted accounting principles.
We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2006, expressed an unqualified opinion thereon.

Akron, Ohio
June 19, 2006

Statements of Consolidated Income

	Year Ended April 30,
(Dollars in thousands, except per share data)	2006	2005	2004

Net sales	$2,154,726	$2,043,877	$1,369,556
Cost of products sold	1,459,611	1,383,995	878,491
Cost of products sold — restructuring	2,263	2,466	8,464

Gross Profit	692,852	657,416	482,601
Selling, distribution, and administrative expenses	438,457	407,839	296,954
Merger and integration costs	17,934	17,954	1,266
Other restructuring costs	7,722	10,854	7,362

Operating Income	228,739	220,769	177,019
Interest income	6,630	4,683	2,761
Interest expense	(24,026)	(22,555)	(6,209)
Other income — net	4,227	1,717	3,599

Income From Continuing Operations Before Income Taxes	215,570	204,614	177,170
Income taxes	72,216	74,154	65,872

Income From Continuing Operations	143,354	130,460	111,298
Discontinued operations, net of tax	—	(134)	52
Loss on sale of discontinued operations, net of tax	—	(1,253)	—

Net Income	$143,354	$129,073	$111,350

Earnings per Common Share:

Income From Continuing Operations	$2.48	$2.29	$2.23
Discontinued operations	—	(0.03)	0.01

Net Income	$2.48	$2.26	$2.24

Income From Continuing Operations — Assuming Dilution	$2.45	$2.26	$2.21
Discontinued operations — assuming dilution	—	(0.02)	—

Net Income — Assuming Dilution	$2.45	$2.24	$2.21

See notes to consolidated financial statements.

Consolidated Balance Sheets
 Assets

	April 30,
(Dollars in thousands)	2006	2005

Current Assets
Cash and cash equivalents	$71,956	$58,085
Marketable securities	14,882	17,739
Trade receivables, less allowance for doubtful accounts	148,014	145,734
Inventories:
Finished products	197,583	176,205
Raw materials	100,038	108,282

	297,621	284,487
Other current assets	39,022	49,806

Total Current Assets	571,495	555,851

Property, Plant, and Equipment
Land and land improvements	43,246	42,018
Buildings and fixtures	196,511	175,718
Machinery and equipment	563,712	533,340
Construction in progress	20,994	26,053

	824,463	777,129
Accumulated depreciation	(296,728)	(256,028)

Total Property, Plant, and Equipment	527,735	521,101

Other Noncurrent Assets
Goodwill	940,967	951,208
Other intangible assets, net	472,915	469,758
Marketable securities	34,107	59,074
Other assets	102,525	78,902

Total Other Noncurrent Assets	1,550,514	1,558,942

	$2,649,744	$2,635,894

Liabilities and Shareholders’ Equity

	April 30,
(Dollars in thousands)	2006	2005

Current Liabilities
Accounts payable	$88,963	$105,290
Notes payable	28,620	33,378
Salaries, wages, and additional compensation	34,578	56,796
Accrued trade marketing and merchandising	29,185	41,727
Income taxes	13,584	5,610
Dividends payable	15,946	15,807
Current portion of long-term debt	—	17,000
Other current liabilities	24,564	32,684

Total Current Liabilities	235,440	308,292

Noncurrent Liabilities
Long-term debt	428,602	431,560
Defined benefit pensions	37,656	35,921
Postretirement benefits other than pensions	55,767	50,179
Deferred income taxes	155,579	110,505
Other noncurrent liabilities	8,641	8,637

Total Noncurrent Liabilities	686,245	636,802

Shareholders’ Equity
Serial preferred shares – no par value:
Authorized – 3,000,000 shares; outstanding – none	—	—
Common shares – no par value:
Authorized – 150,000,000 shares; outstanding – 56,949,044 in 2006 and 58,540,386 in 2005 (net of 8,185,015 and 6,585,055 treasury shares, respectively), at stated value	14,237	14,635
Additional capital	1,212,598	1,240,110
Retained income	489,067	447,831
Less:
Deferred compensation	(8,527)	(4,573)
Amount due from ESOP Trust	(6,525)	(7,044)
Accumulated other comprehensive income (loss)	27,209	(159)

Total Shareholders’ Equity	1,728,059	1,690,800

	$2,649,744	$2,635,894

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

	Year Ended April 30,
		(Revised)	(Revised)
(Dollars in thousands)	2006	2005	2004

Operating Activities
Net income	$143,354	$129,073	$111,350
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	63,638	54,077	36,147
Amortization	7,445	1,971	2,414
Gain on sale of assets	(5,638)	(3,079)	—
Deferred income tax expense	33,124	36,247	6,113
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	1,444	(2,015)	(1,190)
Inventories	(6,036)	(5,257)	(20,341)
Other current assets	(24,369)	(13,934)	3,819
Accounts payable and accrued items	(63,914)	(43,595)	3,478
Income taxes	44,756	(5,494)	(18,012)
Discontinued operations	—	868	17,964
Other – net	4,477	902	(5,153)

Net Cash Provided by Operating Activities	198,281	149,764	136,589

Investing Activities
Businesses acquired, net of cash acquired	—	(99,062)	(9,196)
Additions to property, plant, and equipment	(63,172)	(87,576)	(97,721)
Proceeds from sale of businesses	8,754	79,566	—
Purchase of marketable securities	(5,000)	(88,803)	(86,439)
Sale and maturities of marketable securities	31,101	67,094	28,957
Disposal of property, plant, and equipment	3,747	2,406	9,161
Discontinued operations	—	(907)	(1,846)
Other – net	8,723	6,465	(5,455)

Net Cash Used for Investing Activities	(15,847)	(120,817)	(162,539)

Financing Activities
Proceeds from long-term debt	—	100,000	—
Repayments of long-term debt	(17,000)	(37,500)	—
Revolving credit arrangements – net	(8,434)	33,155	—
Repayments of short-term debt	—	(113,622)	—
Dividends paid	(62,656)	(56,057)	(45,724)
Purchase of treasury shares	(81,717)	(16,869)	(1,148)
Other – net	678	18,613	6,835

Net Cash Used for Financing Activities	(169,129)	(72,280)	(40,037)
Effect of exchange rate changes on cash	566	(3,133)	526

Net increase (decrease) in cash and cash equivalents	13,871	(46,466)	(65,461)
Cash and cash equivalents at beginning of year	58,085	104,551	170,012

Cash and Cash Equivalents at End of Year	$71,956	$58,085	$104,551

( ) Denotes use of cash
See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity

							Accumulated
	Common					Amount	Other	Total
(Dollars in thousands,	Shares	Common	Additional	Retained	Deferred	Due from	Comprehensive	Shareholders’
except per share data)	Outstanding	Shares	Capital	Income	Compensation	ESOP Trust	Income (Loss)	Equity

Balance at May 1, 2003	49,767,540	$12,442	$815,767	$323,064	$(2,825)	$(8,093)	$(16,184)	$1,124,171

Net income				111,350				111,350
Foreign currency translation adjustment							6,697	6,697
Minimum pension liability adjustment							3,403	3,403
Unrealized gain on available-for-sale securities							545	545
Unrealized gain on cash flow hedging derivatives							954	954

Comprehensive Income								122,949

Stock plans	407,167	101	10,543	(528)	(3,244)			6,872
Cash dividends declared – $0.94 a share				(46,821)				(46,821)
Tax benefit of stock plans			3,013					3,013
Other						509		509

Balance at April 30, 2004	50,174,707	12,543	829,323	387,065	(6,069)	(7,584)	(4,585)	1,210,693
Net income				129,073				129,073
Foreign currency translation adjustment							15,277	15,277
Minimum pension liability adjustment							(10,310)	(10,310)
Unrealized loss on available-for-sale securities							(275)	(275)
Unrealized loss on cash flow hedging derivatives							(266)	(266)

Comprehensive Income								133,499

Business acquired	8,032,997	2,008	393,250					395,258
Purchase of treasury shares	(368,678)	(92)	(7,790)	(8,987)				(16,869)
Stock plans	701,360	176	20,779		1,496			22,451
Cash dividends declared – $1.02 a share				(59,320)				(59,320)
Tax benefit of stock plans			4,548					4,548
Other						540		540

Balance at April 30, 2005	58,540,386	14,635	1,240,110	447,831	(4,573)	(7,044)	(159)	1,690,800
Net income				143,354				143,354
Foreign currency translation adjustment							19,512	19,512
Minimum pension liability adjustment							8,710	8,710
Unrealized loss on available-for-sale securities							(650)	(650)
Unrealized loss on cash flow hedging derivatives							(204)	(204)

Comprehensive Income								170,722

Purchase of treasury shares	(1,936,423)	(484)	(41,910)	(39,323)				(81,717)
Stock plans	345,081	86	12,753		(3,954)			8,885
Cash dividends declared – $1.09 a share				(62,795)				(62,795)
Tax benefit of stock plans			1,645					1,645
Other						519		519

Balance at April 30, 2006	56,949,044	$14,237	$1,212,598	$489,067	$(8,527)	$(6,525)	$27,209	$1,728,059

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share data)
 Note A: Accounting Policies
Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and any majority-owned investment. Intercompany transactions and accounts are eliminated in consolidation.
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: restructuring costs, allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.
Revenue Recognition: The Company recognizes revenue, net of estimated returns and allowances, when all of the following criteria have been met: a valid customer order with a determinable price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.
Major Customer: Sales to Wal-Mart Stores, Inc., and subsidiaries amounted to approximately 18 percent, 16 percent, and 16 percent of net sales in 2006, 2005, and 2004, respectively. These sales are primarily included in the U.S. retail market. Trade receivables at April 30, 2006 and 2005, included amounts due from Wal-Mart Stores, Inc., and subsidiaries of $22,087 and $22,951, respectively. No other customer exceeded ten percent of net sales for any year.
Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.
Trade Marketing and Merchandising Programs: In order to support the Company’s products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are generally not material and are recognized as a change in management’s estimate in a subsequent period. However, as the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 25 percent of 2006 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations. Operating results for the year ended April 30, 2006, include an increase of approximately $6.7 million to net sales reflecting a change in estimate of the expected liability for trade merchandising programs.
Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $56,647, $50,002, and $54,027 in 2006, 2005, and 2004, respectively.
Product Development Cost: Total product development costs including research and development costs and product formulation costs were $10,781, $10,397, and $7,496 in 2006, 2005, and 2004, respectively.
Stock Compensation: As provided under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Compensation expense related to restricted shares, deferred shares, performance units, and performance share awards was $7,255, $1,609, and $1,512 in 2006, 2005, and 2004, respectively. Compensation expense is recognized over a vesting period starting with the issuance of the award and ending with four years of service or the attainment of a defined age and years of service.
On April 12, 2006, the Executive Compensation Committee of the Company’s Board of Directors approved accelerating the vesting of previously issued stock options that had exercise prices greater than $39.31, the closing price of the Company’s common shares on the New York Stock Exchange on April 11, 2006. As a result, approximately 441,000 stock options with exercise prices of either $43.38 or $44.17 became immediately exercisable. Approximately 110,000 and 331,000 of these options would originally have vested in 2007 and 2008, respectively. The Company accelerated vesting in order to minimize future noncash compensation expense associated with stock options upon adoption of Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payments (“SFAS 123R”), which will occur for the Company on May 1, 2006. By accelerating the vesting of those options, the Company will not incur pretax compensation expense of approximately $2.7 million and $1.0 million in 2007 and 2008, respectively, that otherwise would have been required to be recognized in the respective periods upon adoption of SFAS 123R related to these options. The impact of the immediate vesting of the 441,000 options in 2006 is reflected in the SFAS 123 pro forma compensation expense below.
If compensation costs for stock options granted had been determined based on the fair market value method of SFAS 123, the Company’s pro forma net income and earnings per share would have been as follows:

	Year Ended April 30,
	2006	2005	2004

Net income, as reported	$143,354	$129,073	$111,350
Add: Total stock-based compensation expense included in the determination of net income as reported, net of tax benefit	4,825	1,026	950
Less: Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	(9,177)	(4,686)	(3,748)

Net income, as adjusted	$139,002	$125,413	$108,552

Earnings per common share:
Net income, as reported	$2.48	$2.26	$2.24
Add: Total stock-based compensation expense included in the determination of net income as reported, net of tax benefit	0.08	0.02	0.02
Less: Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	(0.16)	(0.08)	(0.08)

Net income, as adjusted	$2.40	$2.20	$2.18

Net income, as reported – assuming dilution	$2.45	$2.24	$2.21
Add: Total stock-based compensation expense included in the determination of net income as reported, net of tax benefit – assuming dilution	0.09	0.01	0.01
Less: Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit – assuming dilution	(0.16)	(0.08)	(0.07)

Net income, as adjusted – assuming dilution	$2.38	$2.17	$2.15

The fair value of each option grant was estimated at the date of grant or modification using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended April 30,
	2006	2005	2004

Average expected term (years)	5.71	7.00	5.00
Risk-free interest rate	4.90%	3.74%	3.21%
Dividend yield	2.00%	2.25%	2.50%
Volatility	25.20%	26.31%	26.80%

Fair value of options granted	$8.76	$11.64	$9.45

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
Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. In the domestic markets, the Company’s products are primarily sold through brokers to food retailers, food wholesalers, club stores, mass merchandisers, discount stores, military commissaries, health and natural foods stores, foodservice distributors, and chain operators including: hotels and restaurants, schools and other institutions. The Company’s operations outside the United States are principally in Canada where the Company’s products are primarily sold through brokers to a concentration of food retailers and other retail and foodservice channels similar to those in domestic markets, and by a direct sales force to other food manufacturers. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company’s results other than as discussed in Major Customer. On a regular basis, the Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2006 and 2005, was $1,210 and $976, respectively. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote.
Inventories: Inventories, excluding grain-based inventories in Canada, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. In Canada, grain-based inventories are valued on the basis of replacement market prices prevailing at the end of the period.
Derivative Financial Instruments: The Company utilizes derivative instruments such as commodity futures and options contracts, interest rate swaps, and foreign currency futures contracts to hedge exposure to changes in commodity prices, interest rates, and foreign currency exchange rates. The Company accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging

Activities (“SFAS 133”). SFAS 133 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives that are designated as a fair value hedge and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value with any changes recognized immediately in the Statements of Consolidated Income. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recorded in shareholders’ equity as a component of accumulated other comprehensive income (loss) to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. The Company utilizes regression analysis to determine correlation between the value of the hedged item and the value of the derivative instrument utilized to identify instruments that meet the criteria for hedge accounting. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. By policy, the Company has not historically entered into derivative financial instruments for trading purposes or for speculation. For additional information, see Note N: Derivative Financial Instruments.
Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 20 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).
The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed. Rent expense in 2006, 2005, and 2004 totaled $19,866, $18,191, and $16,311, respectively. Rent expense for cold storage facilities, which is based on quantities stored, amounted to $4,527, $5,206, and $3,365 in 2006, 2005, and 2004, respectively.
Impairment of Long-Lived Assets: In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are recorded as held for sale at the lower of carrying value or estimated net realizable value.
Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets as of February 1, of each year. In addition, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized over their estimated useful lives.
Other Investments in Securities: The Company maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. The fair value of these investments included in other assets at April 30, 2006 and 2005, was $30,217 and $23,982, respectively.
Foreign Currency Translation: Assets and liabilities of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).
Recently Issued Accounting Standards: In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, Inventory Costs — an amendment of ARB No. 43 (“SFAS 151”). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be expensed as incurred and not included in overhead absorbed and capitalized as an inventoriable cost. Further, SFAS 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, (May 1, 2006, for the Company). Companies must apply the standard prospectively. The Company does not expect the impact of adopting this standard to have a material impact on its results of operations or financial position.
In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payments (“SFAS 123R”). SFAS 123R is a revision of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and also amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows. SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement and is effective for fiscal years beginning after June 15, 2005, (May 1, 2006, for the Company). The Company currently accounts for share-based payments to employees using the intrinsic value method under APB 25 and, as such, generally recognizes no compensation cost for employee stock options. The adoption of SFAS 123R will have an impact on the Company’s results of operations of approximately $0.02 per common share in fiscal 2007. However, any expense recognized will be noncash and is not expected to have a significant impact on the Company’s overall financial position. The Company has elected to use the modified prospective method of adoption of SFAS 123R. For periods after May 1, 2006, the impact of adoption of SFAS 123R will depend on levels of share-based compensation granted in the future. If the Company had adopted SFAS 123R in prior periods, the expense recognized would have approximated the impact of SFAS 123 as described in Stock Compensation. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as currently required. This new requirement will reduce net operating cash flows and increase, by the same amount, net financing cash flows in periods after adoption.
In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement requires that all voluntary changes in accounting principle be reported by retrospectively applying the principle to all prior periods that are presented in the financial statements and is effective for fiscal years beginning after December 15, 2005, (May 1, 2006, for the Company), with early adoption permitted for changes made after issuance of the statement. The Company does not expect the impact of adopting this standard to have a material impact on its results of operations or financial position.
Risks and Uncertainties: The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs. The Company believes that the risk of loss from noninsurable events would not have a material adverse effect on the Company’s operations as a whole.
The raw materials used by the Company are primarily commodities and agricultural-based products. Glass, plastic, caps, carton board, and corrugate are the principle packaging materials used by the Company. The fruit, pickle, and condiment raw materials used by the Company in the production of its food products are purchased from independent growers and suppliers. Sweeteners, peanuts, oils, wheat and flour, and other ingredients are obtained from various other sources. The cost and availability of some of these commodities has fluctuated, and may continue to fluctuate over time. Raw materials are available from numerous sources and the Company believes that it will continue to be able to obtain adequate supplies.
Approximately 38 percent of the Company’s employees, located at 11 facilities, are covered by union contracts. The contracts vary in term depending on the location with eight contracts set to expire in 2007.
Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.
The Statements of Consolidated Cash Flows for the fiscal years ended April 30, 2005 and 2004, have been revised to separately disclose the operating, investing, and financing activities of the cash flows attributable to the Company’s discontinued operations, which were previously reported on a combined basis.

 Note B: Multifoods Acquisition
On June 18, 2004, the Company completed its acquisition of International Multifoods Corporation (“Multifoods”) in a tax-free stock and cash transaction valued at approximately $871 million. The acquisition of Multifoods added the Pillsbury flour, baking mixes, and ready-to-spread frostings; Hungry Jack pancake mixes, syrup, and potato side dishes; and Martha White baking mixes and ingredients to the U.S. retail market business. Multifoods’ primary Canadian brands include: Robin Hood flour and baking mixes, Bick’s pickles and condiments, and Golden Temple flour and rice.
Under the terms of the acquisition agreement, Multifoods’ shareholders received $25 per share in a combination of 80 percent Company common shares and 20 percent cash. Approximately $98 million in cash was paid and 8,032,997 common shares were issued to the Multifoods’ shareholders, valued at approximately $386 million using the average closing price of the Company’s common shares for three days prior to the close of the transaction. In addition, the Company repaid Multifoods’ secured debt of approximately $151 million, assumed $216 million of 6.602 percent, senior, unsecured notes, and incurred $10 million of capitalized acquisition costs. In addition, the Company incurred costs of $17,934, $17,954, and $1,266 in 2006, 2005, and 2004, respectively, that were directly related to the acquisition and integration of Multifoods. Due to the nature of these costs, they were expensed as incurred.
The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. To the extent the purchase price exceeded the fair value of the net identifiable tangible and intangible assets acquired, such excess was recorded as goodwill. The results of Multifoods’ operations are included in the Company’s consolidated financial statements from the date of the acquisition.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Assets acquired:
Current assets	$202,891
Property, plant, and equipment	164,355
Intangible assets not subject to amortization	154,000
Goodwill	422,796
Deferred income taxes	66,574
Other assets	35,651

Total assets acquired	$1,046,267

Liabilities assumed:
Current liabilities	$124,448
Postretirement benefits other than pensions	26,680
Other noncurrent liabilities	24,533

Total liabilities assumed	$175,661

Net assets acquired	$870,606

The $422,796 of goodwill was assigned to the U.S. retail market and special markets and will not be deductible for tax purposes.

Upon acquisition, certain executives of Multifoods were terminated, triggering change of control provisions contained in their employment contracts. In addition, the Company centralized all administrative and supply chain functions performed in Minnetonka, Minnesota, with the Company’s existing structure to leverage existing administrative, selling, marketing, and distribution networks. As a result, the Minnetonka location closed on June 30, 2005, resulting in the relocation or involuntary termination of all employees. Severance agreements were entered into with all affected employees.
The Company has recognized the severance costs as a liability assumed as of the acquisition date, resulting in additional goodwill. The following table summarizes the activity with respect to the severance reserves.

		Other
	Change of	Employee
	Control	Separation

Accrual charged to goodwill	$12,271	$11,076
Cash payments	(12,271)	(8,073)

Balance at April 30, 2005	$—	$3,003
Cash payments	—	(3,585)
Accrual charged to expense	—	582

Balance at April 30, 2006	$—	$—

 Note C: Discontinued Operations
During 2005, the Company sold several businesses consistent with its stated long-term strategy. In June 2004, the Company sold its Australian subsidiary, Henry Jones Foods (“HJF”) to SPC Ardmona Ltd. The transaction generated proceeds of approximately $35.7 million in cash and resulted in a gain of approximately $9 million ($1.5 million, net of tax). In October 2004, the Company sold its Brazilian subsidiary, Smucker do Brasil, Ltda., to Cargill, Incorporated, generating proceeds of approximately $6.9 million in cash and resulting in a loss of approximately $5.9 million ($2.8 million, net of tax).
In addition, in February 2005, the Company sold the Multifoods U.S. foodservice and bakery products businesses, as well as the Canadian foodservice locations operated under the Gourmet Baker name, which were acquired as part of Multifoods. The sale to Value Creations Partners, Inc. generated proceeds of approximately $39.8 million. No gain or loss was recorded on this transaction.
The financial position, results of operations, and cash flows of these three businesses are reported as discontinued operations.
The following table summarizes the operating results of the discontinued operations included in the Statements of Consolidated Income.

	Year Ended April 30,
	2005	2004

Net sales	$135,658	$47,456
Income from discontinued operations before income tax	3,338	1,649
(Loss) income from discontinued operations	(1,387)	52

Interest expense of $600 was allocated to the U.S. foodservice and bakery business for the year ended April 30, 2005.

 Note D: Restructuring
During 2003, the Company announced its plan to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company’s overall cost base as well as service levels in support of its long-term strategy. The Company’s strategy is to own and market leading North American icon brands sold in the center of the store.
To date, the Company closed its fruit processing operations at its Watsonville, California, and Woodburn, Oregon, locations and subsequently sold these facilities; completed the combination of two manufacturing facilities in Ripon, Wisconsin, into one expanded site; completed a restructuring program to streamline operations in Europe and the United Kingdom, including the exit of a contract packaging arrangement and certain segments of its retail business; completed the sale of its U.S. industrial ingredient business; completed the realignment of distribution warehouses; and sold the Salinas, California, facility after production was relocated to plants in Orrville, Ohio, and Memphis, Tennessee.
Upon completion, the restructurings will result in the elimination of approximately 535 full-time positions.
The Company expects to incur total restructuring costs of approximately $46 million related to these initiatives, of which $41.7 million has been incurred since the announcement of the initiative. The balance of the costs and remaining cash payments, estimated to be approximately $4.9 million, will be incurred through 2007.
The following table summarizes the activity with respect to the restructuring and related asset impairment charges recorded and reserves established and the total amount expected to be incurred.

	Employee	Long-Lived	Equipment
	Separation	Asset Charges	Relocation	Other Costs	Total

Total expected restructuring charge	$16,400	$11,000	$7,800	$10,800	$46,000

Balance at May 1, 2003	$1,116	$—	$—	$—	$1,116
Charge to expense	5,702	6,113	827	3,184	15,826
Cash payments	(2,421)	—	(827)	(843)	(4,091)
Noncash utilization	—	(6,113)	—	(1,192)	(7,305)

Balance at April 30, 2004	$4,397	$—	$—	$1,149	$5,546
Charge to expense	6,222	1,002	3,548	2,548	13,320
Cash payments	(6,660)	—	(3,548)	(2,159)	(12,367)
Noncash utilization	(737)	(1,002)	—	(1,538)	(3,277)

Balance at April 30, 2005	$3,222	$—	$—	$—	$3,222
Charge to expense	2,984	1,699	2,414	2,888	9,985
Cash payments	(4,512)	—	(2,414)	(2,323)	(9,249)
Noncash utilization	—	(1,699)	—	(565)	(2,264)

Balance at April 30, 2006	$1,694	$—	$—	$—	$1,694

Remaining expected restructuring charge	$376	$1,131	$1,011	$1,814	$4,332

Approximately $2,263, $2,466, and $8,464 of the total restructuring charges of $9,985, $13,320, and $15,826 in 2006, 2005, and 2004, respectively, were reported in costs of products sold in the accompanying Statements of Consolidated Income, while the remaining charges were reported in other restructuring costs. The restructuring costs included in cost of products sold include long-lived asset charges and inventory disposition costs. Total expected employee separation costs of approximately $16,400 are being recognized over the estimated future service period of the related employees. The obligation related to employee separation costs is included in salaries, wages, and additional compensation, in the Consolidated Balance Sheets.
Long-lived asset charges include accelerated depreciation related to machinery and equipment that will be used by the production facilities until they close. Other costs include miscellaneous expenditures associated with the Company’s restructuring initiative and are expensed as incurred. These costs include employee relocation, professional fees, and other closed facility costs.
 Note E: Reportable Segments
The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: U.S. retail market and special markets. The U.S. retail market segment includes the consumer and consumer oils and baking business areas. This segment primarily represents the domestic sales of Smucker’s, Jif, Crisco, Pillsbury, Hungry Jack, and Martha White branded products to retail customers. The special markets segment is comprised of the international, foodservice, beverage, and Canada strategic business areas. Special markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (i.e., restaurants, schools and universities, health care operations), other food manufacturers, and health and natural foods stores.

The following table sets forth reportable segment and geographical information.

	Year Ended April 30,
	2006	2005	2004

Net sales:
U.S. retail market	$1,484,873	$1,405,191	$1,002,306
Special markets	669,853	638,686	367,250

Total net sales	$2,154,726	$2,043,877	$1,369,556

Segment profit:
U.S. retail market	$305,121	$295,045	$231,068
Special markets	68,033	64,049	47,649

Total segment profit	$373,154	$359,094	$278,717

Interest income	6,630	4,683	2,761
Interest expense	(24,026)	(22,555)	(6,209)
Amortization expense	(7,445)	(1,971)	(2,414)
Restructuring costs	(9,985)	(13,320)	(15,826)
Merger and integration costs	(17,934)	(17,954)	(1,266)
Corporate administrative expenses	(109,223)	(103,843)	(80,468)
Other unallocated income	4,399	480	1,875

Income from continuing operations before income taxes	$215,570	$204,614	$177,170

Net sales:
Domestic	$1,746,111	$1,677,863	$1,278,243
International:
Canada	$368,017	$338,798	$64,295
All other international	40,598	27,216	27,018

Total international	$408,615	$366,014	$91,313

Total net sales	$2,154,726	$2,043,877	$1,369,556

Assets:
Domestic	$2,101,109	$2,107,999	$1,592,829
International:
Canada	$539,750	$517,343	$33,213
All other international	8,885	10,552	58,083

Total international	$548,635	$527,895	$91,296

Total assets	$2,649,744	$2,635,894	$1,684,125

Long-lived assets:
Domestic	$1,662,389	$1,709,622	$1,214,258
International:
Canada	$410,833	$364,334	$12,508
All other international	5,027	6,087	6,508

Total international	$415,860	$370,421	$19,016

Total long-lived assets	$2,078,249	$2,080,043	$1,233,274

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information.

	Year Ended April 30,
	2006	2005	2004

Peanut butter	19%	20%	28%
Shortening and oils	16	17	24
Fruit spreads	14	14	19
Flour and baking ingredients	14	13	—
Baking mixes and frostings	11	11	—
Portion control	5	4	7
Juices and beverages	4	4	6
Toppings and syrups	4	4	5
Uncrustables frozen sandwiches	4	3	4
Pickles and condiments	3	3	—
Industrial ingredients	1	3	4
Other	5	4	3

Total	100%	100%	100%

 Note F: Earnings per Share
The following table sets forth the computation of earnings per common share and earnings per common share – assuming dilution.

	Year Ended April 30,
	2006	2005	2004

Numerator:
Income from continuing operations for earnings per common share and earnings per common share – assuming dilution	$143,354	$130,460	$111,298

Denominator:
Denominator for earnings per common share – weighted-average shares	57,863,270	57,086,734	49,816,926
Effect of dilutive securities:
Stock options	435,361	533,875	502,166
Restricted stock	126,730	128,171	76,655

Denominator for earnings per common share – assuming dilution	58,425,361	57,748,780	50,395,747

Income from continuing operations per common share	$2.48	$2.29	$2.23

Income from continuing operations per common share – assuming dilution	$2.45	$2.26	$2.21

Options to purchase 200,967 common shares at $47.78 to $57.09 per share were outstanding during 2006 but were not included in the computation of earnings per common share – assuming dilution, as the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

 Note G: Marketable Securities
The Company invests in debt securities. Under the Company’s investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for current operations, which is currently consistent with the securities maturity date.
Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of other comprehensive income or loss. Approximately $31,101, $67,094, and $28,957 of proceeds have been realized upon maturity or sale of available-for-sale marketable securities in 2006, 2005, and 2004, respectively, resulting in no gains or losses. The Company uses specific identification to determine the basis on which securities are sold.
The following table is a summary of available-for-sale marketable securities.

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

U.S. corporate securities	$10,020	$—	$(93)	$9,927
Mortgage-backed securities	35,931	—	(1,824)	34,107
Federal agency note	4,994	—	(39)	4,955

Balance at April 30, 2006	$50,945	$—	$(1,956)	$48,989

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

U.S. corporate securities	$28,012	$—	$(492)	$27,520
Mortgage-backed securities	49,375	132	(214)	49,293

Balance at April 30, 2005	$77,387	$132	$(706)	$76,813

The contractual maturities of these available-for-sale marketable securities were as follows:

	April 30, 2006		April 30, 2005
		Estimated		Estimated
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	$15,014	$14,882	$17,910	$17,739
Due after one to five years	—	—	10,102	9,781
Mortgage-backed securities	35,931	34,107	49,375	49,293

Total marketable securities	$50,945	$48,989	$77,387	$76,813

Marketable securities in an unrealized loss position at April 30, 2006, are presented in the following table by length of time the securities were in an unrealized loss position.

		Estimated	Unrealized	Number
	Cost	Fair Value	Loss	of Securities

Less than 12 months	$16,608	$16,063	$545	3
More than 12 months	34,337	32,926	1,411	4

Balance at April 30, 2006	$50,945	$48,989	$1,956	7

Based on management’s evaluation at April 30, 2006, considering the nature of the investments, the credit worthiness of the issuers, and the intent and ability of the Company to hold the securities for the period necessary to recover the cost of the securities, the decline in the fair values was determined to be temporary.
 Note H: Goodwill and Other Intangible Assets
A summary of changes in the Company’s goodwill during the years ended April 30, 2006 and 2005, by reportable segment is as follows:

	U.S. Retail Market	Special Markets	Total

Balance at May 1, 2004	$507,062	$16,598	$523,660
Acquisition	403,515	23,443	426,958
Divestiture	—	(1,420)	(1,420)
Other	—	2,010	2,010

Balance at April 30, 2005	$910,577	$40,631	$951,208
Acquisition	(3,247)	(189)	(3,436)
Other	(5,233)	(1,572)	(6,805)

Balance at April 30, 2006	$902,097	$38,870	$940,967

Included in the loss on sale of discontinued operations during the year ended April 30, 2005, is the disposal of approximately $7,483 of goodwill associated with HJF and the Company’s Brazilian subsidiary. Included in the other category in 2006 were tax adjustments made related to various items recognized in goodwill that are deductible for tax purposes.
The Company’s other intangible assets and related accumulated amortization are as follows:

	April 30, 2006			April 30, 2005
	Acquisition	Accumulated		Acquisition	Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Finite-lived intangible assets:
Patents	$1,000	$392	$608	$1,000	$292	$708

Total intangible assets subject to amortization	$1,000	$392	$608	$1,000	$292	$708

Indefinite-lived intangible assets:
Trademarks	$472,307	$—	$472,307	$469,050	$—	$469,050

Total intangible assets not subject to amortization	$472,307	$—	$472,307	$469,050	$—	$469,050

Total other intangible assets	$473,307	$392	$472,915	$470,050	$292	$469,758

Amortization expense for finite-lived intangible assets was approximately $100, $361, and $490 in 2006, 2005, and 2004, respectively. The weighted-average useful life of the finite-lived intangible asset is ten years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $100.
Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. The annual impairment review of all appropriate assets was performed as of February 1, 2006. Goodwill impairment is tested at the reporting unit level which are the Company’s operating segments. No impairment was required to be recorded as a result of the annual impairment review.
 Note I: Pensions and Other Postretirement Benefits
The Company has pension plans covering substantially all of its domestic and Canadian employees. Benefits are based on the employee’s years of service and compensation. The Company’s plans are funded in conformity with the funding requirements of applicable government regulations.
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
Net periodic benefit cost included the following components:

	Defined Benefit Pension Plans			Other Postretirement Benefits
Year Ended April 30,	2006	2005	2004	2006	2005	2004

Service cost	$9,002	$7,596	$4,152	$2,113	$1,866	$1,087
Interest cost	22,399	19,593	6,617	3,332	3,171	1,342
Expected return on plan assets	(28,318)	(24,655)	(5,584)	—	—	—
Amortization of prior service cost (credit)	1,381	1,457	1,456	24	(43)	(43)
Amortization of initial net asset	(78)	(224)	(227)	—	—	—
Recognized net actuarial loss	2,779	825	1,397	156	347	150
Special termination benefits	—	193	—	—	—	—
Curtailment loss	—	544	—	—	—	—

Net periodic benefit cost	$7,165	$5,329	$7,811	$5,625	$5,341	$2,536

Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	5.75%	6.25%	6.25%	5.75%	6.25%	6.25%
Expected return on plan assets	8.50%	8.50%	8.75%	—	—	—
Rate of compensation increase	4.40%	4.50%	4.50%	—	—	—
Canadian plans:
Discount rate	5.50%	6.50%	—	5.50%	6.50%	—
Expected return on plan assets	8.00%	8.50%	—	—	—	—
Rate of compensation increase	4.00%	4.00%	—	—	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans’ and other postretirement benefits’ assets and benefit obligations.
The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits

	April 30,		April 30,
	2006	2005	2006	2005

Change in benefit obligation:
Benefit obligation at beginning of the year	$400,466	$119,294	$58,785	$27,175
Service cost	9,002	7,596	2,113	1,866
Interest cost	22,399	19,593	3,332	3,171
Amendments	—	111	(2,386)	755
Acquisition	—	223,635	—	26,680
Actuarial (gain) loss	(13,415)	42,278	(7,781)	364
Participant contributions	938	715	1,519	1,414
Benefits paid	(26,007)	(20,770)	(2,905)	(3,493)
Curtailment loss	—	(112)	—	—
Special termination benefits	—	193	—	—
Foreign currency translation adjustments	12,876	7,933	1,349	853

Benefit obligation at end of the year	$406,259	$400,466	$54,026	$58,785

Change in plan assets:
Fair value of plan assets at beginning of the year	$339,866	$84,520	$—	$—
Actual return on plan assets	48,787	20,078	—	—
Company contributions	24,994	14,102	1,386	2,079
Participant contributions	938	715	1,519	1,414
Benefits paid	(26,007)	(20,770)	(2,905)	(3,493)
Acquisition	—	232,971	—	—
Foreign currency translation adjustments	14,021	8,250	—	—

Fair value of plan assets at end of the year	$402,599	$339,866	$—	$—

Net amount recognized:
Funded status of the plans	$(3,660)	$(60,600)	$(54,026)	$(58,785)
Unrecognized net actuarial loss	27,313	63,976	261	8,198
Unrecognized prior service cost (credit)	8,679	10,046	(2,002)	408
Unrecognized initial asset	(2)	(80)	—	—

Net benefit asset (liability) recognized	$32,330	$13,342	$(55,767)	$(50,179)

Accrued benefit liability	$(37,629)	$(46,638)	$(55,767)	$(50,179)
Prepaid benefit cost	55,257	24,249	—	—
Intangible asset	2,526	10,046	—	—
Minimum pension liability	12,176	25,685	—	—

Net benefit asset (liability) recognized	$32,330	$13,342	$(55,767)	$(50,179)

The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits

	April 30,		April 30,
	2006	2005	2006	2005

Weighted-average assumptions used in determining benefit obligation:
U.S. plans:
Discount rate	6.30%	5.75%	6.30%	5.75%
Rate of compensation increase	4.10%	4.40%	—	—
Canadian plans:
Discount rate	5.50%	5.50%	5.50%	5.50%
Rate of compensation increase	4.00%	4.00%	—	—

The rate of compensation increase is based on multiple graded scales and is weighted based on the active liability balance. For 2007, the assumed health care trend rates are ten percent and eight and one-half percent, for U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to five percent and four and one-half percent in 2014, for U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.
A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2006:

	One-Percentage Point
	Increase	Decrease

Effect on total service and interest cost components	$1,088	$(839)
Effect on benefit obligation	7,741	(6,506)

The following table sets forth selective information pertaining to the Company’s foreign pension and other postretirement benefit plans included in the tables above:

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits
Year Ended April 30,	2006	2005	2006	2005

Benefit obligation at end of the year	$128,964	$112,730	$15,920	$13,226
Fair value of plan assets at end of the year	132,710	105,601	—	—

Funded status of the plans	$3,746	$(7,129)	$(15,920)	$(13,226)

Service cost	$2,992	$1,494	$272	$136
Interest cost	6,429	5,128	771	568
Company contributions	3,181	2,713	609	442
Participant contributions	938	715	—	—
Benefits paid	(7,119)	(6,494)	(609)	(442)
Net periodic benefit cost (income)	850	(534)	1,138	703

The following table sets forth additional information related to the Company’s defined benefit pension plans.

	April 30,
	2006	2005

(Decrease) increase in minimum liability included in other comprehensive income or loss	$(13,527)	$16,122
Accumulated benefit obligation for all pension plans	379,764	373,744

The following table sets forth additional information related to the Company’s defined benefit pension plans with an accumulated benefit obligation in excess of plan assets and defined benefit pension plans with a projected benefit obligation in excess of plan assets.

	April 30,
	2006	2005

Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	$73,313	$187,002
Fair value of plan assets	35,695	140,372
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	138,400	268,490
Fair value of plan assets	95,494	197,233

The Company employs a total return on investment approach for the defined benefit pension plans’ assets. A mix of equities and fixed income investments are used to maximize the long-term rate of return on assets for the level of risk. The objectives of this strategy are to achieve full funding of the accumulated benefit obligation, and to achieve investment experience over time that will minimize pension expense volatility and hold to a feasible minimum the Company’s contributions required to maintain full funding status. In determining the expected long-term rate of return on defined benefit pension plans’ assets, management considers the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies.
The Company’s pension plans’ asset target and actual allocations are as follows:

		Actual Allocation
	Target	April 30,
	Allocation	2006	2005

Equity securities	50%	54%	61%
Debt securities	40	39	37
Cash and other investments	10	7	2

	100%	100%	100%

Included in equity securities are 317,522 of the Company’s common shares at April 30, 2006 and 2005. The market value of these shares is $12,467 at April 30, 2006. The Company paid dividends of $343 on these shares during 2006.
The Company expects to contribute approximately $11 million and $2 million to the pension and other postretirement benefit plans, respectively, in 2007. The Company expects to make the following benefit payments for all benefit plans: $24 million in 2007, $25 million in 2008, $34 million in 2009, $27 million in 2010, $28 million in 2011, and $154 million in 2012 through 2016.
Certain of the Company’s active employees participate in multiemployer plans that provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $929, $1,408, and $1,639 in 2006, 2005, and 2004, respectively.

Note J: Savings Plans
ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust (“ESOP”) for certain domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company’s common shares in amounts not to exceed a total of 1,134,120 unallocated common shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years.
ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest incurred on ESOP debt was $506, $407, and $356 in 2006, 2005, and 2004, respectively. Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to fund ESOP debt repayment and were $558, $476, and $497 in 2006, 2005, and 2004, respectively. Dividends on unallocated shares are used to reduce expense and were $380, $398, and $395 in 2006, 2005, and 2004, respectively. The principal payments received from the ESOP in 2006, 2005, and 2004 were $519, $540, and $509, respectively.
Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained earnings by the Company.
As permitted by Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans, the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2006, the ESOP held 345,006 unallocated and 667,957 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.
Defined Contribution Plans: The Company offers employee savings plans for all domestic and Canadian employees not covered by certain collective bargaining agreements. The Company’s contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2006, 2005, and 2004 were $4,213, $4,654, and $3,455, respectively.
Note K: Stock Benefit Plans
The Company provides for equity-based incentives to be awarded to key employees through the 1998 Equity and Performance Incentive Plan, the 1987 Stock Option Plan, and the Amended and Restated 1997 Stock-Based Incentive Plan, and to nonemployee directors through the Nonemployee Director Stock Option Plan adopted in 2002.
1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted stock, which may include performance criteria, as well as stock appreciation rights, deferred shares, restricted stock units, performance shares, and performance units. At April 30, 2006, there were 1,393,913 common shares available for future issuance under this plan, excluding performance shares and performance units granted, but not yet earned, as of April 30, 2006, and discussed in greater detail below. Of this total amount available for issuance, the amount of restricted shares and deferred shares available for issuance is limited to 558,585 common shares. Restricted shares and deferred shares issued under this plan are subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. Restricted shares and deferred shares issued to date under the plan are generally subject to a four-year forfeiture period, but may provide for the earlier termination of restrictions in the event of the retirement, the attainment of a defined age and service requirements, permanent disability or death of an employee, or a change in control of the Company. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant.

The Company issued 189,240 restricted shares and 10,400 deferred shares in 2006 with a grant-date fair value of $50.11, and 133,500 restricted shares in 2004, with a grant-date fair value of $38.15. No restricted or deferred shares were granted in 2005. Also in 2006, the Company granted performance units and performance shares to certain executives. At the end of the one-year performance period, the performance units and performance shares are converted into restricted shares based on the results of the performance period compared to the pre-established performance criteria. The performance units and performance shares granted in 2006 were converted into 63,310 restricted shares in June 2006 at a fair value of $40.15 per share. The restricted shares are subject to a forfeiture period as discussed above.
1987 Stock Option Plan: Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 4,494 common shares available for future grant under this plan.
Amended and Restated 1997 Stock-Based Incentive Plan: This plan was initially adopted by shareholders of Multifoods in 1997. Effective with the Company’s acquisition of Multifoods, the Company assumed the plan. After the acquisition, only former employees of Multifoods that are employed by the Company will be eligible to receive awards under the plan. There are 247,901 common shares available for future grant under this plan.
As a result of the acquisition, the Company also assumed two additional stock benefit plans. However, no common shares are available for future grant under these plans.
Nonemployee Director Stock Option Plan: This plan provides for the issuance of stock options to nonemployee directors annually, on September 1, of each year. Options granted under this plan become exercisable six months after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 36,510 common shares available for future grant under this plan.
A summary of the Company’s stock option activity, and related information follows:

		Weighted-
		Average
		Exercise
	Options	Price

Outstanding at May 1, 2003	2,616,085	$28.03
Granted	388,000	43.32
Exercised	(385,455)	25.22
Forfeited	(55,057)	33.98

Outstanding at April 30, 2004	2,563,573	$30.64
Assumed in the Multifoods acquisition	921,824	41.77
Granted	549,000	44.21
Exercised	(740,024)	30.87
Forfeited	(122,191)	47.31

Outstanding at April 30, 2005	3,172,182	$35.53
Granted	12,000	47.78
Exercised	(191,464)	24.84
Forfeited	(54,606)	48.46

Outstanding at April 30, 2006	2,938,112	$36.03

Exercisable at April 30, 2004	1,407,281	$25.58
Exercisable at April 30, 2005	2,024,247	32.68
Exercisable at April 30, 2006	2,938,112	36.03

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 2006, under the Company’s stock benefit plans.

			Weighted-
			Average
		Weighted-	Remaining		Weighted-
Range of		Average	Contractual		Average
Exercise Prices	Outstanding	Exercise Price	Life (years)	Exercisable	Exercise Price

$16.87-$25.30	556,530	$22.26	3.5	556,530	$22.26
$25.31-$38.00	1,135,908	32.91	5.6	1,135,908	32.91
$38.01-$57.09	1,245,674	45.03	7.0	1,245,674	45.03

On April 12, 2006, the Executive Compensation Committee of the Company’s Board of Directors approved accelerating the vesting of previously issued stock options that had exercise prices greater than $39.31, the closing price of the Company’s common shares on the New York Stock Exchange on April 11, 2006. As a result, approximately 441,000 stock options with exercise prices of either $43.38 or $44.17 became immediately exercisable. Approximately 110,000 and 331,000 of these options would originally have vested in 2007 and 2008, respectively. The Company accelerated vesting in order to minimize future noncash compensation expense associated with stock options upon adoption of Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payments (“SFAS 123R”), which will occur for the Company on May 1, 2006. By accelerating the vesting of those options, the Company will not incur pretax compensation expense of approximately $2.7 million and $1.0 million in 2007 and 2008, respectively, that otherwise would have been required to be recognized in the respective periods upon adoption of SFAS 123R related to these options.
Note L: Long-Term Debt and Financing Arrangements
Long-term debt consists of the following:

	April 30,
	2006	2005

6.77% Senior Notes due June 1, 2009	$75,000	$75,000
7.70% Series A Senior Notes due September 1, 2005	—	17,000
7.87% Series B Senior Notes due September 1, 2007	33,000	33,000
7.94% Series C Senior Notes due September 1, 2010	10,000	10,000
4.78% Senior Notes due June 1, 2014	100,000	100,000
6.60% Senior Notes due November 13, 2009	210,602	213,560

Total long-term debt	$428,602	$448,560
Current portion of long-term debt	—	17,000

Total long-term debt less current portion	$428,602	$431,560

The notes are unsecured and interest is paid annually on the 6.60 percent Senior Notes and semiannually on the remaining notes. The 6.60 percent Senior Notes are guaranteed by Diageo plc. The guarantee may terminate, in limited circumstances, prior to the maturity of the notes. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreements. The Company is in compliance with all covenants.

The Company has available a $180 million revolving credit facility with a group of three banks. Interest on the revolving credit facility is based on prevailing U.S. prime, Canadian Base Rate, LIBOR, or Canadian CDOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of the borrowing term. At April 30, 2006, the Company had approximately $28.6 million outstanding under the revolving credit facility at a weighted average interest rate of 4.08 percent. At April 30, 2006, the Company had standby letters of credit of approximately $16.9 million outstanding.
Interest paid totaled $29,374, $29,075, and $10,364 in 2006, 2005, and 2004, respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the 6.60 percent Senior Notes, amortization of deferred interest rate swap gains, and interest capitalized of $507, $1,000, and $1,850 in 2006, 2005, and 2004, respectively.
Note M: Contingencies
The Company, like other food manufacturers, is from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. The Company is not currently party to any pending proceedings which could reasonably be expected to have a material adverse effect on the Company.
In September 2002, Multifoods sold its foodservice distribution business to Wellspring Distribution Corporation (“Wellspring”) while continuing to guarantee certain real estate and tractor-trailer fleet lease obligations of the business. As a result of the Company’s acquisition of Multifoods, the Company now is obligated under these guarantees. The guarantee requires the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. In addition, the Company’s obligation related to the tractor-trailer fleet lease is limited to 75 percent of the amount outstanding after the lessor has exhausted its remedies against Wellspring. The fleet guarantee will expire in September 2006, and the real estate guarantees will expire in September 2010.
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
At April 30, 2006, the Company’s guarantees outstanding for the lease obligations of Wellspring were $9,218 related to the tractor-trailer fleet lease and $8,633 related to the real estate lease.

Note N: Derivative Financial Instruments
The Company is exposed to market risks, such as changes in interest rates, currency exchange rates, and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions.
Commodity Price Management: In connection with the purchase of raw materials used by the Company’s flour and baking business in Canada, and the consumer oils and baking business in the United States, the Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of wheat, flour, and edible oils. The Company also enters into commodity futures and options related to the delivery of natural gas to its manufacturing plants in the United States. The derivative instruments generally have maturities of less than one year. Certain of the derivative instruments associated with the Company’s oils business meet the hedge criteria according to Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income or loss to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings.
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
The mark-to-market value of all derivative commodity instruments is included in current assets on the Consolidated Balance Sheets. As of April 30, 2006 and 2005, the deferred gain, net of tax, included in accumulated other comprehensive income (loss) was $720 and $916, respectively. The entire amount at April 30, 2006, is expected to be recognized in earnings as the related commodity is utilized during 2007. The impact of commodities futures contracts and options recognized in earnings was a gain of $637 in 2006, a loss of $10,915 in 2005, and a gain of $3,967 in 2004. Included in these amounts are amounts related to nonqualifying, excluded, and ineffective portions of hedges resulting in a gain of $1,742 in 2006, a loss of $2,389 in 2005, and a gain of $351 in 2004.
Interest Rate Hedging: The Company’s policy is to manage interest cost using a mix of fixed-and variable-rate debt. To manage this mix in a cost efficient manner, the Company may periodically enter into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The interest rate swap agreements effectively modify the Company’s exposure to interest risk by converting a portion of the Company’s fixed-rate debt to a floating rate. The interest rate swap and the instrument being hedged is marked to market in the balance sheet. The mark-to-market value of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains or losses in other income or expense. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Any gains or losses upon the early termination of the interest rate swap contracts are deferred and recognized over the remaining life of the contract. At April 30, 2006 and 2005, the balance of the deferred gains related to terminated swaps was $1,395 and $2,334, respectively, and is included in other noncurrent liabilities on the Consolidated Balance Sheets.
Foreign Exchange Rate Hedging: The Company may periodically utilize forward currency exchange contracts with maturities of less than one year. These contracts are used to hedge the effect of foreign exchange fluctuations on future cash payments related to purchases of certain assets. These contracts are accounted for as cash-flow hedges with associated mark-to-market gains and losses deferred and included as a component of other comprehensive income or loss. These gains or losses are reclassified to earnings in the period the futures contracts are executed. The mark-to-market value of all foreign exchange rate derivatives are included in other current assets on the Consolidated Balance Sheets. Included in accumulated other comprehensive income (loss) was a deferred gain, net of tax, of $8 at April 30, 2005.

Note O: Other Financial Instruments
Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities, and trade receivables. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company’s marketable securities are in debt securities. Under the Company’s investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. With respect to trade receivables, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company’s financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts. The fair value of the Company’s fixed-rate long-term debt, estimated using current market rates and a discounted cash flow analysis, was approximately $423,845 at April 30, 2006.
The following table provides information on the carrying amount and fair value of financial instruments, including derivative financial instruments.

	April 30, 2006		April 30, 2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Marketable securities
Current	$14,882	$14,882	$17,739	$17,739
Noncurrent	34,107	34,107	59,074	59,074
Long-term debt
6.77% Senior Notes due June 1, 2009	75,000	78,262	75,000	82,185
7.70% Series A Senior Notes due September 1, 2005	—	—	17,000	17,347
7.87% Series B Senior Notes due September 1, 2007	33,000	34,193	33,000	36,051
7.94% Series C Senior Notes due September 1, 2010	10,000	10,974	10,000	11,654
4.78% Senior Notes due June 1, 2014	100,000	93,121	100,000	98,892
6.60% Senior Notes due November 13, 2009	210,602	207,295	213,560	219,668
Derivative financial instruments (net assets)	1,030	1,030	1,754	1,754

Note P: Income Taxes
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	April 30,
	2006	2005

Deferred tax liabilities:
Intangible assets	$134,011	$130,711
Depreciation and amortization	64,293	68,228
Pension and other employee benefits	11,409	9,001
Other	4,522	4,815

Total deferred tax liabilities	$214,235	$212,755

Deferred tax assets:
Loss carryforwards	$37,867	$64,160
Post-employment and other employee benefits	35,461	41,237
Tax credit carryforwards	12,203	12,139
Intangible assets	4,990	7,103
Other	12,216	13,109

Total deferred tax assets	$102,737	$137,748
Valuation allowance for deferred tax assets	(24,024)	(24,280)

Total deferred tax assets less allowance	$78,713	$113,468

Net deferred tax liability	$135,522	$99,287

The following table summarizes domestic and foreign loss carryforwards at April 30, 2006.

	Related Tax	Deferred
	Deduction	Tax Asset	Expiration Date

Loss carryforwards:
Federal net operating loss	$65,737	$23,008	2022 to 2024
Federal capital loss	19,380	7,049	2009 to 2011
State net operating loss	140,492	5,236	2007 to 2027
Foreign capital loss	7,646	2,574	Indefinite

Total loss carryforwards	$233,255	$37,867

The following table summarizes tax credit carryforwards at April 30, 2006.

	Deferred
	Tax Asset	Expiration Date

Tax credit carryforwards:
Foreign tax credit	$9,512	2010 to 2015
Alternative minimum tax credit	2,691	Indefinite

Total tax credit carryforwards	$12,203

The valuation allowance at April 30, 2006, includes approximately $23,119 for the above domestic and foreign loss and tax credit carryforwards. Approximately $10,197 of the valuation allowance, if subsequently recognized as a tax benefit, would be allocated to reduce goodwill.
Domestic income and foreign withholding taxes have not been recorded on undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax credits and deductions for foreign taxes already paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.
Income from continuing operations before income taxes is as follows:

	Year Ended April 30,
	2006	2005	2004

Domestic	$210,157	$187,780	$169,004
Foreign	5,413	16,834	8,166

Income from continuing operations before income taxes	$215,570	$204,614	$177,170

The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2006	2005	2004

Current:
Federal	$34,460	$28,645	$52,604
Foreign	(81)	4,490	2,692
State and local	4,713	4,772	4,463
Deferred	33,124	36,247	6,113

Total income tax expense — continuing operations	$72,216	$74,154	$65,872

Total income tax expense — discontinued operations	$—	$4,725	$1,597

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

	Year Ended April 30,
Percent of Pretax Income	2006	2005	2004

Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in income taxes resulting from:
State and local income taxes, net of federal income tax benefit	0.8	1.8	0.7
Other items — net	(2.3)	(0.6)	1.5

Effective income tax rate	33.5%	36.2%	37.2%

Income taxes paid	$5,882	$60,359	$70,927

Note Q: Accumulated Other Comprehensive Income (Loss)
Comprehensive income is included in the Statements of Consolidated Shareholders’ Equity. The components of accumulated other comprehensive income (loss) as shown on the Consolidated Balance Sheets are as follows:

	Foreign	Minimum	Unrealized	Unrealized Gain	Accumulated
	Currency	Pension	Gain (Loss) on	on Cash Flow	Other
	Translation	Liability	Available-for-Sale	Hedging	Comprehensive
	Adjustment	Adjustment	Securities	Derivatives	Income (Loss)

Balance at May 1, 2003	$(6,698)	$(9,426)	$(296)	$236	$(16,184)
Reclassification adjustments	—	—	—	(381)	(381)
Current period credit	6,697	5,582	872	1,889	15,040
Income tax expense	—	(2,179)	(327)	(554)	(3,060)

Balance at April 30, 2004	$(1)	$(6,023)	$249	$1,190	$(4,585)
Reclassification adjustments	92	—	—	(1,889)	(1,797)
Current period credit (charge)	15,185	(16,122)	(436)	1,467	94
Income tax benefit	—	5,812	161	156	6,129

Balance at April 30, 2005	$15,276	$(16,333)	$(26)	$924	$(159)
Reclassification adjustments	—	—	—	(1,467)	(1,467)
Current period credit (charge)	19,512	13,527	(1,025)	1,146	33,160
Income tax (expense) benefit	—	(4,817)	375	117	(4,325)

Balance at April 30, 2006	$34,788	$(7,623)	$(676)	$720	$27,209

Note R: Common Shares
Voting: The Company’s Amended and Restated Articles of Incorporation (“the Articles”) provide that each holder of an outstanding common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:
*	any matter that relates to or would result in the dissolution or liquidation of the Company;

*	the adoption of any amendment of the articles of incorporation, or the regulations of the Company, or the adoption of amended articles of incorporation, other than the adoption of any amendment or amended articles of incorporation that increases the number of votes to which holders of common shares are entitled or expand the matters to which time phase voting applies;

*	any proposal or other action to be taken by the shareholders of the Company, relating to the Company’s rights agreement or any successor plan;

*	any matter relating to any stock option plan, stock purchase plan, executive compensation plan, or other similar plan, arrangement, or agreement;

*	adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of the Company’s assets;

*	any matter submitted to the Company’s benefit, stock option, compensation, or other similar plan; and

*	any matter relating to the issuance of common shares, or the repurchase of common shares that the Company’s Board of Directors determines is required or appropriate to be submitted to the Company’s shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to ten votes per share, if they meet the requirements set forth in the Articles. Shares which would be entitled to ten votes per share are:
*	common shares beneficially owned for four consecutive years as of the June 19, 2006, annual meeting record date;

*	common shares received as a result of the International Multifoods Corporation acquisition on June 18, 2004; or

*	common shares received through the Company’s various equity plans.
In the event of a change in beneficial ownership, the new owner of that share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.
Shareholders’ Rights Plan: Pursuant to a shareholders’ rights plan established in 1999, one share purchase right is associated with each of the Company’s outstanding common shares.
Under the plan, the rights will initially trade together with the Company’s common shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company’s common shares at a discounted price if a person or group acquires ten percent or more of the outstanding common shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the thresholds. If exercisable, each right entitles the shareholder to buy one common share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.
The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights, other than rights that have become void, for common shares. Under this option, the Company would issue one common share for each right, in each case subject to adjustment in certain circumstances.
The Company’s directors may, at their option, redeem all rights for $0.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 14, 2009, unless earlier redeemed, exchanged, or amended by the directors.

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
The Company maintains systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is an extensive program of audits performed by the Company’s internal audit staff and independent registered public accounting firm designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.
Ernst & Young LLP, independent registered public accounting firm, has audited the Company’s financial statements in accordance with the Standards of the Public Company Accounting Oversight Board. Management has made all financial records and related data available to Ernst & Young LLP during its audit.
The Company’s audit committee, comprised of three nonemployee members of the Board of Directors, meets regularly with the independent registered public accounting firm and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent registered public accounting firm. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The manager of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.
It is the Company’s best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.

Timothy P. Smucker	Richard K. Smucker	Mark R. Belgya
Chairman and	President and	Vice President,
Co-Chief Executive Officer	Co-Chief Executive Officer	Chief Financial Officer
and Treasurer

Directors, Officers, and General Managers
Directors
Vincent C. Byrd
Senior Vice President, Consumer Market
The J. M. Smucker Company
R. Douglas Cowan A
Chairman and Chief Executive Officer
The Davey Tree Expert Company
Kent, Ohio
Kathryn W. Dindo A, E
Vice President and Chief Risk Officer
FirstEnergy Corp.
Akron, Ohio
Paul J. Dolan E
President
Cleveland Indians
Cleveland, Ohio
Fred A. Duncan
Senior Vice President, Special Markets
The J. M. Smucker Company
Elizabeth Valk Long A, E
Former Executive Vice President
Time Inc.
New York, New York
Charles S. Mechem, Jr. E, G
Retired Chairman
Convergys Corporation
Cincinnati, Ohio
Gary A. Oatey G
Chairman and Chief Executive Officer
Oatey Co.
Cleveland, Ohio
Richard K. Smucker
President and Co-Chief Executive Officer
The J. M. Smucker Company
Timothy P. Smucker
Chairman and Co-Chief Executive Officer
The J. M. Smucker Company
William H. Steinbrink G
Former Interim President
Wittenberg
University
Springfield, Ohio

A	Audit Committee Member

E	Executive Compensation Committee Member

G	Nominating and Corporate Governance Committee Member
Officers & General Managers
Timothy P. Smucker
Chairman and Co-Chief Executive Officer
Richard K. Smucker
President and Co-Chief Executive Officer
Mark R. Belgya
Vice President, Chief Financial
Officer and Treasurer
Vincent C. Byrd
Senior Vice President, Consumer Market
John W. Denman
Vice President and Controller
Barry C. Dunaway
Vice President, Corporate Development
Fred A. Duncan
Senior Vice President, Special Markets
Robert E. Ellis
Vice President, Human Resources
M. Ann Harlan
Vice President, General
Counsel and Secretary
Donald D. Hurrle, Sr.
Vice President, Sales, Grocery Market
John F. Mayer
Vice President, Customer Development
John D. Milliken
Vice President, Logistics and Fruit
Processing
Steven Oakland
Vice President and General
Manager, Consumer Oils and Baking
Andrew G. Platt
Vice President, Information
Services and Chief Information Officer
Christopher P. Resweber
Vice President, Marketing Services
Mark T. Smucker
Vice President, International
Market and Managing Director, Canada
Richard F. Troyak
Vice President, Operations
Paul Smucker Wagstaff
Vice President, Foodservice and
Beverage Markets
Adam M. Ekonomon
Assistant General Counsel and Assistant
Secretary
Debra A. Marthey
Assistant Treasurer
Sonal P. Robinson
Assistant Secretary
Gary A. Jeffcott
General Manager, International Market
Julia L. Sabin
General Manager, Beverage Market
Properties
Corporate Offices:
Orrville, Ohio
Domestic Locations:
Chico, California
Cincinnati, Ohio
Grandview, Washington
Havre de Grace, Maryland
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem, Pennsylvania
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Scottsville, Kentucky
Toledo, Ohio
West Fargo, North Dakota*
International Manufacturing Locations:
Burlington, Ontario, Canada
Delhi Township, Ontario, Canada
Dunnville, Ontario, Canada
Livingston, Scotland
Montreal, Quebec, Canada (bakery mix
facility)**
Montreal, Quebec, Canada (flour mill)
Port Colborne, Ontario, Canada**
Ste. Marie, Quebec, Canada
Saskatoon, Saskatchewan, Canada
Sales and Administrative Offices: *
Bentonville, Arkansas
Calgary, Alberta, Canada
Markham, Ontario, Canada
Mexico City, Mexico
Rexdale, Ontario, Canada

*	Leased properties

**	Land is leased under a long-term arrangement. However, the building is owned.

Corporate and Shareholder Information
Corporate Offices
The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000
Stock Listing
The J. M. Smucker Company’s common shares are listed on the New York Stock Exchange — ticker symbol SJM.
Corporate Web Site
To learn more about The J. M. Smucker Company, visit www.smuckers.com.
Annual Meeting
The annual meeting will be held at 11:00 a.m. Eastern Daylight Time, Thursday, August 17, 2006, in Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.
Corporate News and Reports
Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on the Company’s Web site. They are also available without cost to shareholders who submit a written request to:
The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Attention: Secretary
Certifications
The Company’s Chief Executive Officers and Chief Financial Officer have certified to the New York Stock Exchange that they are not aware of any violation by the Company of New York Stock Exchange corporate governance standards. The Company has also filed with the Securities and Exchange Commission certain certifications relating to the quality of the Company’s public disclosures. These certifications are filed as exhibits to the Company’s Annual Report on Form 10-K.
Independent Registered Public Accounting Firm
Ernst & Young
LLP Akron, Ohio
Dividends
The Company’s Board of Directors typically declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is approximately two weeks before the payment date. The Company’s dividend disbursement agent is Computershare Investor Services, LLC.
Shareholder Services
The transfer agent and registrar for the Company, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters including:
*	Shareholder investment program (BYDSSM)
–	direct purchase of Company common shares

–	dividend reinvestment

–	automatic monthly cash investments
*	Book-entry share ownership

*	Share transfer matters (including name changes, gifting, and inheritances)

*	Direct deposit of dividend payments

*	Nonreceipt of dividend checks

*	Lost share certificates

*	Changes of address

*	On-line shareholder account access

*	Form 1099 income inquiries (including requests for duplicate copies)
Shareholders may contact Shareholder Relations at the corporate offices regarding other shareholder inquiries.
Transfer Agent and Registrar
Computershare Investor Services, LLC
2 North LaSalle Street
P.O. Box A3309
Chicago, Illinois 60602-3309
Telephone: (800) 456-1169
Telephone outside the U.S., Canada, and Puerto Rico: (312) 360-5254
Web site: www.computershare.com/contactus
This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference “Forward-Looking Statements” located on page 19 in the Management’s Discussion and Analysis section.
©/TM/® The J. M. Smucker Company, except Pillsbury, Pillsbury BEST, the Barrelhead logo and the Doughboy character are trademarks of The Pillsbury Company, used under license. Oreo and the Oreo Wafer design are trademarks of Kraft Foods Holdings, Inc., used under license. Splenda and Splenda design are trademarks of McNeil Nutritionals, LLC.

All the Goodness of Smucker’s® In a Store Simply Smucker’s® continues to serve as our showcase store featuring our family of icon brands. In addition to your favorite products from Smucker’s®, Jif ®, Pillsbury®, Crisco®, Hungry Jack®, Dickinson’s®, and Martha White®, you’ll find a unique selection of specialty gifts and accessories for the home and kitchen. We can also create custom gift baskets and gift boxes especially for you! Enjoy our ice cream sundaes topped with your favorite Smucker’s® topping or try some of our fresh-baked, delicious treats in the bakery. Don’t forget to join us for our annual ice cream social in July, and bring the whole family to our holiday open house in November. Visit us when you’re in the neighborhood at 333 Wadsworth Road (Rt. 57, one-quarter mile north of Rt. 30) Orrville, Ohio 44667 (330) 684-1500 Monday – Saturday 9:00 a.m. to 6:00 p.m. Closed Sunday www.simplysmuckers.com There’s always something new to enjoy at Simply Smucker’s!