Form 10-K, Exhibit 13
period 2007-04-30
SMUCKER J M CO
filed 2007-06-26
CIK 91419

Exhibit 13
Annual Report 2007

Financial Highlights

	Year Ended April 30,
(Dollars in thousands, except per share data)	2007	2006

Net sales	$2,148,017	$2,154,726
Net income and net income per common share:
Net income	$157,219	$143,354
Net income per common share – assuming dilution	$2.76	$2.45
Income and income per common share before restructuring and merger and integration costs: (1)
Income	$165,152	$161,920
Income per common share – assuming dilution	$2.89	$2.77
Common shares outstanding at year end	56,779,850	56,949,044
Number of employees	3,025	3,500

(1) Reconciliation to net income:
Income before income taxes	$241,004	$215,570
Merger and integration costs	61	17,934
Cost of products sold – restructuring	9,981	2,263
Other restructuring costs	2,120	7,722

Income before income taxes, restructuring, and merger and integration costs	$253,166	$243,489
Income taxes	88,014	81,569

Income before restructuring and merger and integration costs	$165,152	$161,920

— On Our Cover —
“Happy Birthday” © 2007 Will Moses
Painter Will Moses works from the same 200-year-old farm in Eagle Bridge, New York, as his legendary great-grandmother, Grandma Moses, creating miniature scenes from simpler times. In this charming oil on tempered board, Mr. Moses captures the celebration that every member of the family deserves — a day just for oneself.
— Contents —

Letter to Shareholders	1
Business Overview	4
Recipes	9
Five-Year Summary of Selected Financial Data	12
Summary of Quarterly Results of Operations	13
Stock Price Data	13
Comparison of Five-Year Cumulative Total Shareholder Return	14
Management’s Discussion and Analysis	15
Report of Management on Internal Control Over Financial Reporting	25
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	26
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	27
Report of Management on Responsibility for Financial Reporting	28
Consolidated Financial Statements	29
Notes to Consolidated Financial Statements	34
Directors, Officers, and General Managers	66
Properties	66
Corporate and Shareholder Information	67

Dear Shareholders and Friends:

Why We Are — Who We Are...
Our Culture
A culture of dotting the i’s and crossing the t’s...
Of doing the right things and doing things right...
A culture of growth — individual and as a company.
It’s who we are. It’s because of who we are.
It’s a result of living our Basic Beliefs...
Our Commitment to Each Other...to our customers... and to our consumers.
As we look to the future of unlimited possibilities, we recognize the principles that are instrumental to our success...
A culture deeply rooted in our Basic Beliefs...
Guideposts for decisions at every level...
Why we are who we are.
A culture that encourages commitment to each other...
Clear communication and collaboration...
Vision...
A culture of appreciation...a family-sense of sharing in a job well done...
Where every person can make a difference.
Fiscal 2007 was another successful year for The J. M. Smucker Company. The year’s strong results were achieved despite commodity-driven cost increases incurred across the Company. Key financial highlights include:

Sales, excluding divested businesses, were up five percent, and net income grew 10 percent.

Net income per share was $2.76, up from $2.45 last year, a 13 percent increase.

Cash flow from operations exceeded $273 million, allowing for a dividend increase for the 27th time in the last 30 years. Fiscal 2007 confirmed that we have the right strategy, that our business remains strong during challenging economic conditions, and that we are blessed with talented and dedicated employees. For the 10th consecutive year, thanks to our employees’ efforts, our Company was listed among FORTUNE magazine’s “100 Best Companies to Work For.”
Maintaining Our Vision We remain committed to our strategic vision of owning leading North American food brands, and — through consistent, creative marketing efforts — we continue to strengthen our brands in consumers’ hearts and minds. This strategy has yielded share-of-market growth in almost all of our brands.
     In the last several months, we completed three acquisitions that complement our core businesses: Eagle Brand, North America’s number-one brand of sweetened condensed milk; White Lily flour, cornmeal, and frozen biscuits; and Five Roses flour in Canada. These acquisitions represent an incremental $250 million in annual sales, strengthening our leadership position in the baking aisle. In fiscal 2007, as part of our ongoing efforts to strategically refine our portfolio, we divested our Canadian non-branded, grain-based foodservice and industrial businesses.
     We maintained the momentum of our new product initiatives with this year’s introduction of more than 40 items. These products were developed to provide consumers with choices that are “good and good for you,” “easy for you,” and that “make you smile.” Highlights include a line of Pillsbury Reduced Sugar cake mixes and frostings, a milestone reformulation of all Crisco shortening to contain zero grams trans fat per serving, and new varieties of Smucker’s Uncrustables sandwiches, adding to that line’s double-digit growth trend. These innovations and many others, along with a number of new organic items across our product categories, are key to our future growth.
Our Commitment to Doing the Right Thing we are a principles-based company. our basic beliefs — Quality, People, Ethics, Growth, and Independence — have been our foundation for 110 years. Our employees are committed to these values and to each other, as described in our statement “Why We Are — Who We Are... Our Culture.” This ensures our ability to provide the quality food products we are proud to stand behind.
     Because of our long-held belief in “doing the right things” and “doing things right,” environmental and social responsibility is nothing new at The J. M. Smucker Company. We are dedicated to pursuing renewable energy, source reduction, and responsible disposal, and we support employee efforts to volunteer for activities that improve their communities.
     We believe encouraging families to eat together is also the right thing to do. As illustrated in Miriam Weinstein’s book, The Surprising Power of Family Meals, research shows that families who eat together are stronger, smarter, healthier, and happier. We feel privileged that people invite our brands into their homes and lives every day, making us part of that important ritual, the family meal.
     In summary, we are committed to all of our constituents, and we thank you for your confidence in our ability to grow your Company.
Sincerely,

Tim Smucker	Richard Smucker

When families prepare and eat meals together, new traditions are formed, and children learn to be responsible, contributing team members. We are honored that our brands are part of these vital experiences. Today, more families than ever before count on our products to help them start each day right —whether they’re spreading the wholesome goodness of Smucker’s preserves or enjoying heart-warming baked goods made with Crisco, Hungry Jack, Robin Hood, Martha White, and White Lily products.

Hungry Jack
Complete
Buttermilk
Crisco
Original
Double Fruit
Apricot
Hungry Jack
Original
Martha White
NEW!
Blueberry
Muffin Mix
WHOLE GRAINS
JUST ADD MILK!
WHITE LILY
FLOUR
The Light Baking Flour
SELF RISING
ENRICHED • BLEACHED
NET WT. 2 LBS. (907g)
SMUCKER'S
Strawberry
Preserves
SMUCKER'S
ORGANIC
ORANGE MARMALADE

Business Overview
U.S. Retail Segment
The largest of our two business segments, U.S. Retail Market, grew this year in spite of a challenging cost environment, with total sales up four percent. The strength of the brands in this portfolio — Smucker’s, Jif, Pillsbury, Crisco, Hungry Jack, White Lily, and Martha White —demonstrates the power of the emotional bond consumers have with our brands. As consumers turn to our products to create meaningful family meal occasions, we hope to rekindle their excitement about family meals through initiatives like our “Smucker’s Better Beginnings Breakfast Program,” featuring celebrity chef Jon Ashton and author Miriam Weinstein, and our sponsorship of Family Day, a national event each September that encourages Americans to make family dinners a regular part of their children’s lives.
Fruit Spreads and Peanut Butter Once again, we achieved new records in market share with both the Smucker’s and Jif brands. During the back-to-school season, we unveiled our first-ever joint Smucker’s and Jif television commercial. This celebration of “The Great American PB&J” appeals to the millions of families who rely on the nation’s best-selling brands when it’s time for the simple enjoyment of a peanut butter and jelly sandwich.
     In addition, we helped strengthen our leadership position in fruit spreads and peanut butter by offering more “good and good for you” products. The introduction of Smucker’s Organic fruit spreads was met with such enthusiasm that we added three new organic varieties: orange marmalade, blackberry preserves, and apricot preserves. We also added cherry preserves and seedless strawberry jam to our line of Smucker’s Sugar Free fruit spreads made with Splenda®.
     All of our peanut butter brands achieved excellent base business growth this year, and we expanded our distribution of Smucker’s Organic Natural peanut butter.
Uncrustables Sandwiches Even as our traditional peanut butter and jelly business continues to grow, many families are discovering Smucker’s Uncrustables, a whole new way to enjoy America’s sandwich favorites. In Fiscal 2007, retail sales of Uncrustables sandwiches grew 29 percent. While core item sales drove this expansion, our two newest additions to the line — peanut butter, and peanut butter and honey on wheat bread — also contributed.
Ice Cream Toppings Our ice cream toppings business had a successful summer season and reached a new record in market share. We also launched two new Smucker’s Toppings flavors: dark chocolate with mint and Sugar Free strawberry made with Splenda®.

Potatoes, Pancakes, and Syrup Our Hungry Jack brand of potatoes, pancake mixes, and breakfast syrups achieved more relevance to today’s consumers through improved packaging and a new print and radio advertising campaign — the first in more than a decade. More families are discovering that they can count on Hungry Jack products to deliver consistent, quality breakfasts and dinners As our new tagline states, “Everybody’s happy when it’s Hungry Jack.”TM
Baking and Oils We broadened our leadership position in the baking aisle by introducing new items and adding complementary brands and segments to our already strong presence in this section. Although the baking and oils categories were impacted by highly volatile wheat and soybean costs, our performance during the key holiday baking period — led by the Pillsbury brand — still exceeded the prior year.
     We responded to consumer interest in better-for-you baking options, heating up the baking category with 15 new items. These included a line of Pillsbury Reduced Sugar cake mixes and frostings, which provide the same great taste as our regular varieties but only half the sugar, and a line of Martha White Whole-Grain muffin mixes. Bringing more variety to the section, we extended our Pillsbury Funfetti line into brownie mixes and frostings and introduced Martha White family-sized cornbread mixes.
     Two recent acquisitions this year greatly enhanced our baking business. The addition of sweetened condensed milk category leader Eagle Brand makes us the largest producer of canned milk in North America. The acquisition of White Lily, known for its soft winter wheat flour and cornmeal, deepens our presence in the South, where long-held baking traditions are a mainstay of family meals. These brands increase our prominence in the baking aisle and provide new opportunities for cross marketing and promotion with the Crisco, Pillsbury, Martha White, and PET brands in the United States and the Crisco, Robin Hood, and Five Roses brands in Canada.
     Continuing to lead the oils category through innovation, we converted the entire line of Crisco shortening products to a new formula that contains zero grams trans fat per serving, yet maintains the quality and performance that consumers count on from the Crisco brand.
     Based on the positive results of our entry into the fast-growing olive oil segment, we expanded our distribution of Crisco olive oils and sprays. Similar results led us to introduce several sizes of Crisco peanut oil, a consumer favorite for holiday turkey frying.

R.W. KNUDSEN
SPRITZER
Black Cherry
R.W. KNUDSEN
SPRITZER
Mango
R.W. KNUDSEN
SPRITZER
Red Raspberry
NEW!
SMUCKER'S
Uncrustables
PEANUT BUTTER & HONEY SPREAD SANDWICH
KEEP FROZEN
Thaw'n Serve
4 Soft Bread SANDWICHES
Crisco
Pure Canola Oil
Jif
CREAMY
BICK'S
GOURMET
ROASTED GARLIC
Crisco
PURE OLIVE OIL
SMUCKER'S
Apple Butter

Pillsbury
EXTRA RICH & FUDGY!
Funfetti
Traditional Fudge
NEW!
Pillsbury
BEST
Since 1869
ALL PURPOSE FLOUR
BLEACHED • ENRICHED
SMUCKER'S
Toppings
CARAMEL

We believe in the power of family meals. Brands like Smucker’s, Jif, Pillsbury, Crisco, and Bick’s offer endless possibilities for encouraging families to eat together and enjoy each other’s company. Whether it’s a weekend picnic or a weekday supper, creating successful family gatherings by offering foods that are good and good for you, convenient, and that make you smile is what our Company is all about.

Special Markets Segment
Canada Our Canadian group divested its nonbranded, grain-based foodservice and industrial businesses this year to better focus on its branded retail business, including Smucker’s, Robin Hood, and Bick’s — all number-one brands in their categories.
     Extending our position in baking, we acquired Five Roses, the leading brand of flour in Quebec, and introduced Robin Hood Nutri Flour Blend, an award-winning, better-for-you baking flour. Also introduced was our line of Bick’s Gourmet Baby Dill pickles, available in Italian herb, roasted garlic, and spicy Thai flavors. Our fun and quirky Bick’s advertising campaign continued this year, building on the “craveable crunch” of Bick’s pickles.
Foodservice Our Foodservice business grew more than 13 percent. These very strong results came from both the core restaurant-supply side of the business, which introduced Smucker’s Sugar Free jams, and from our schools market, which saw a double-digit increase in Uncrustables sandwich sales, due in part to our on-trend wheat and reduced-fat items.
Beverage Despite increased costs for fruit and other raw materials, 2007 was another very good year for our Beverage group. Overall sales grew 11 percent, driven by our R. W. Knudsen Family and Santa Cruz Organic brands. Part of that growth stemmed from our new R.W. Knudsen Family juices such as Organic Low Sodium Very Veggie, Organic açaí berry, and Sparkling blueberry.
     Our beverage business continued to set an example in environmental sustainability, receiving the California Waste Reductions Award for the seventh consecutive year. In addition, our Chico, California, facility plans to use sustainable solar and methane energy sources to supply 25 percent of its needs.
International Mexico and Latin America remain the focus of our International group, which experienced another year of double-digit growth, with overall sales up 14 percent. To better support our increasing presence in Mexico, and in keeping with our strategic focus on North America, we recently divested our fruit ingredient operation in Scotland. We continue to export more than 650 items to 40 countries with a concentration on the key Caribbean market.
We welcome the newest members of the Smucker family of brands: 150-year-old Eagle Brand sweetened condensed milk and dessert kits, Hispanic favorite Magnolia sweetened condensed milk, White Lily flour and cornmeal, and Five Roses flour in Canada.

Apricot Cheese Coffee Cake (page 2)

Prep time:
1 hour 10 minutes
Rising time:
1 hour
Bake time:
35 minutes
Makes 10 servings

Ingredients

Dough:
- 3/4 cup warm milk
- 1 large egg, beaten
- 2 tablespoons butter
- 3 cups ***Robin Hood*® Best For Bread Homestyle White Flour***
- 1/4 cup sugar
- 3/4 teaspoon salt
- 2 teaspoons grated orange zest
- 1 1/2 teaspoons bread machine yeast

*or ***Pillsbury BEST*® All Purpose Flour**

Ham & Cheese Baked Frittata (page 2)

Prep time:
25 minutes
Bake time:
30 minutes
Makes 8 servings

Ingredients

- 1/3 cup ***Crisco*® Pure Canola Oil**
- 4 cups frozen shredded potatoes or 4 Idaho or russet potatoes, peeled, shredded
- 1 1/2 teaspoons salt, divided
- 1/2 teaspoon freshly ground black pepper
- 1 pound baked ham, cut into 1/2-inch cubes
- 12 large eggs
- 1/4 cup milk
- 1/2 teaspoon Italian seasoning
- ***Crisco*® No-Stick Cooking Spray**
- 2 cups (8 oz.) shredded Cheddar, Monterey Jack or Swiss cheese
- 1 1/2 cups chunky salsa, heated

Tropical Glazed Fruit Salad (page 3)

Prep time:
20 minutes
Makes 4–6 servings

Ingredients

Dressing:
- 1 cup ***Smuckers*® Organic Orange Marmalade**
- 2 tablespoons frozen orange juice concentrate, thawed
- 1 teaspoon lemon juice
- 1/2 teaspoon coconut flavoring

- 4 cups cut fresh fruit such as papaya, mango, pineapple, bananas, strawberries, oranges, kiwi

Toasted coconut, if desired

Mini Chocolate Chip Pancakes with Fruit Topping (page 3)

Ingredients

- 2 cups mixed sliced fresh strawberries and blueberries
- 1 cup sliced bananas
- 1/2 cup ***Hungry Jack*® Microwave Ready Original Syrup**
- 2 cups ***Hungry Jack*® Buttermilk Complete Pancake & Waffle Mix (Just Add Water)**
- 1 1/2 cups water
- 3/4 cup miniature semi-sweet chocolate chips
- ***Crisco*® No-Stick Cooking Spray**

Ingredients

Rosemary Roasted Potato Salad (page 6)

Ingredients

Ingredients

- 1 pound dry noodles or pasta
- 1/2 cup plus 1 tablespoon ***Crisco*® Pure Canola Oil**
- 1/2 cup ***Jif*® Creamy Peanut Butter**
- 1/2 cup orange juice
- 1/2 cup lemon juice
- 1/2 cup soy sauce
- 1 tablespoon sugar
- 1 cup chopped onion
- 1/2 cup chopped red, yellow or green bell pepper, or any combination
- 1–2 tablespoons minced garlic
- 1 pound broccoli florets

Oatmeal Carmelitas (page 7)

Ingredients

EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE Apricot Cheese Ingredients Ham & Cheese Ingredients Dough: 3/4 cup warm milk 1/3 cup Crisco® Pure Canola Oil Coffee Cake (page 2) 1 large egg, beaten Baked Frittata (page 2) 4 cups frozen shredded potatoes or 2 tablespoons butter 4 Idaho or russet potatoes, peeled, 3 cups Robin Hood® Best For Bread shredded Homestyle White Flour* teaspoons salt, divided 1 1/2 1/4 cup sugar 1/2 teaspoon freshly ground black pepper 3/4 teaspoon salt 1 pound baked ham, cut into 1/2-inch cubes 2 teaspoons grated orange zest 1 12 large eggs 1/2 teaspoons bread machine yeast 1/4 cup milk Filling: Crisco® No-Stick Cooking Spray Prep time: Prep time: 1/2 teaspoon Italian seasoning 1 (8 oz.) container soft cream cheese 25 minutes 1 hour 10 minutes Crisco® No-Stick Cooking Spray 1 1/2 tablespoons Robin Hood ® Best For Bake time: Rising time: 2 cups (8 oz.) shredded Cheddar, Bread Homestyle White Flour* 30 minutes Monterey Jack or Swiss cheese 1 hour 1/3 cup Double Fruit® Apricot Fruit Spread or Smuckers®Apricot Preserves Makes 8 servings 1 1/2 cups chunky salsa, heated Bake time: 35 minutes 1 large egg, beaten 2 tablespoons sliced almonds Makes 10 servings *or Pillsbury BEST®All Purpose Flour EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE Tropical Glazed Ingredients Mini Chocolate Chip Ingredients Dressing: 1 cup Smuckers® Organic Orange 2 cups mixed sliced fresh strawberries Fruit Salad (page 3) Marmalade Pancakes with and blueberries 2 tablespoons frozen orange juice Fruit Topping (page 3) 1 cup sliced bananas concentrate, thawed 1/2 cup Hungry Jack® Microwave Ready 1 teaspoon lemon juice Original Syrup 1/2 teaspoon coconut flavoring 2 cups Hungry Jack® Buttermilk Complete Pancake & Waffle Mix 4 cups cut fresh fruit such as (Just Add Water) papaya, mango, pineapple, bananas, 1 1/2 cups water Prep time: strawberries, oranges, kiwi 3/4 cup miniature semi-sweet chocolate chips 20 minutes Crisco®No-Stick Cooking Spray Prep time: Makes 4 –6 servings Toasted coconut, if desired 10 minutes Cook time: 20 to 30 minutes Makes 6–8 servings [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] [Graphic Appears Here] EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE Hickory Smoked Ingredients Rosemary Roasted Ingredients Burgers with Glazed Apples & Smoked Cheddar (page 6) Burgers: 1/2 cup Smuckers® Apple Butter 2 tablespoons Worcestershire sauce 2 tablespoons hickory smoke flavoring 1 teaspoon salt Potato Salad (page 6) Crisco® No-Stick Cooking Spray 2 pounds red potatoes, diced into small chunks 1 red onion, thinly sliced 1 1/2 tablespoons minced fresh rosemary 1/8 teaspoon ground pepper 1 1/4 pounds ground beef chuck Crisco® No-Stick Cooking Spray 1 cup Smuckers® Apple Butter 1 large Granny Smith apple, cored and sliced 3/8-inch thick crosswise 1 large sweet onion, peeled and sliced 1/4-inch thick crosswise, keeping rings intact 4 slices smoked Cheddar cheese 4 onion rolls , sliced Crisco® Butter Flavor No-Stick Cooking Spray 1/4 cup Crisco® Pure Olive Oil [Graphic Appears Here] 15 minutes Cook time: 8–12 minutes Makes 4 servings EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE [Graphic Appears Here] 10 minutes Bake time: 30 minutes Makes 4–6 servings 1 teaspoon salt 1/2 teaspoon pepper 1/2 cup mayonnaise 1/2 cup grated Parmesan cheese Salt and pepper, to taste EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE Broccoli Noodle Salad Ingredients Oatmeal Carmelitas Ingredients with Asian Peanut Citrus Sauce (page 6) [Graphic Appears Here] EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE 1 pound dry noodles or pasta Crust: Crisco® No-Stick Cooking Spray (page 7) [Graphic Appears Here] 15 minutes Bake time: 30 minutes Cooling time: 2 hours Makes 36 bars 1/2 cup plus 1 tablespoon Crisco® Pure Canola Oil cup Jif ® Creamy Peanut Butter cup orange juice cup lemon juice cup soy sauce tablespoon sugar cup chopped onion 2 cups Pillsbury BEST® Flour All Purpose 2 cups quick-cooking rolled oats 1 1/2 cups firmly packed light brown sugar 1 teaspoon baking soda 1/2 teaspoon salt 1 1/4 cups butter or margarine, softened Filling: 1 (12.25 oz.) jar Smuckers® Caramel Spoonable Topping 15 minutes Cook time: 15 minutes Makes 8 servings cup chopped red, yellow or green bell pepper, or any combination 1–2 tablespoons minced garlic 1 pound broccoli florets 3 tablespoons Pillsbury BEST® All Purpose Flour 1 (6 oz.) package semi-sweet chocolate chips 1/2 cup chopped nuts

EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE Ham & Cheese Baked Frittata Apricot Cheese Coffee Cake Directions Directions HEAT oven to 350º F. HEAT oil in 10-inch skillet on medium heat. Add pota- Dough: ADD ingredients for dough to bread machine according to manufac- toes. Sprinkle with 1/2 teaspoon each salt and pepper. Cook 8 minutes or turer’s directions. Select DOUGH cycle. When cycle is complete, remove until almost brown. Add ham. Cook 2–3 minutes more. Turn occasionally dough from machine. Cover and let rest 10 minutes. Spray a 9 1/2 -inch spring- with spatula. BLEND eggs with milk, Italian seasoning and remaining 1 tea- form pan with no-stick cooking spray; remove side ring from pan. Roll out dough spoon salt while potatoes are cooking. SPRAY a 13 x 9-inch casserole dish on lightly floured surface to a 15-inch circle. Place dough on pan bottom. with no-stick cooking spray; spoon potatoes into dish. Stir the eggs into the Filling: COMBINE cream cheese and flour. Gently spread cheese mixture in potatoes. BAKE covered with foil for 15 minutes. Remove from oven. center of dough to within 2 inches of edge. Spread preserves over cheese. Sprinkle with cheese and return to the oven. BAKE 15 minutes more or MAKE cuts about 1 inch apart around edge of dough in a spoke fashion to until cheese is melted and eggs are set. Turn oven to BROIL and continue about 1 inch from filling. Twist pairs of dough strips together three times. to cook, about 2 minutes, or until top is nicely browned. Allow to cool Bring up to center, covering the filling. Replace side ring onto pan bottom. 10 minutes before cutting into 8 squares. Serve topped with heated salsa. Cover with towel. Let rise in warm place for 60 minutes, or until doubled. HEAT oven to 375º F. Brush dough with beaten egg. Sprinkle almonds on top. BAKE 30–35 minutes, or until golden. Cover with foil after 20 minutes if becoming too brown. crisco.com ©/® The J.M. Smucker Company robinhood.ca smuckers.com crisco.com Pillsbury BEST is a trademark of doublefruit.ca pillsburybaking .com ©/® The J. M. Smucker Company The Pillsbury Company, used under license. EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE Mini Chocolate Chip Pancakes with Fruit Topping Tropical Glazed Fruit Salad Directions Directions MIX strawberries, blueberries, bananas and syrup until well combined. STIR all ingredients except fruit and coconut together in small bowl. Cover Set aside. COMBINE pancake mix, water and chocolate chips; stir just and refrigerate until serving time. PLACE cut fruit into a large serving until large lumps disappear. HEAT skillet over medium-high heat or bowl; pour dressing over fruit. TOSS gently to coat. SPRINKLE with griddle to 375º F. Spray with no-stick cooking spray. Pour 1 tablespoon toasted coconut if desired. batter for each pancake onto heated pan or griddle to form mini pancakes. COOK 1–1 1/2 minutes on each side or until golden brown. SERVE pancakes NOTE: To toast coconut, heat oven to 350º F. Spread 1/2 cup coconut evenly topped with fruit mixture. on a baking sheet. BAKE 3–5 minutes until golden brown; cool. hungryjack.com ©/® The J. M. Smucker Company crisco.com ©/® The J. M. Smucker Company smuckers.com EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE Rosemary Roasted Potato Salad Hickory Smoked Burgers with Glazed Apples & Smoked Cheddar Directions Directions HEAT oven to 400º F. Spray a baking sheet with no-stick cooking spray; COMBINE 1/2 cup apple butter, Worcestershire sauce, hickory smoke set aside. TOSS potatoes, onions, and rosemary in a large bowl; add flavoring, salt and pepper in a medium bowl. Crumble ground chuck into olive oil, salt and pepper. Transfer to prepared baking sheet. BAKE bowl; gently combine the ingredients. Shape meat into four (5-inch) 20–30 minutes or until lightly browned and fork-tender. Remove from patties; refrigerate. COAT unheated grill grate with no-stick cooking oven; cool. SPOON potato mixture into a large serving bowl; add mayon- spray. Heat grill to medium-high (350– 400°F). Coat apples and onions naise and Parmesan cheese; stir to combine. Season with salt and (keeping rings intact) with 1 cup apple butter. GRILL the burgers, apples pepper, if needed. SERVE warm or chilled. and onions 4 to 6 minutes per side or until juices run clear on the burgers, and the apples and onions are tender. Toast rolls, if desired (see note). Top each burger with smoked Cheddar cheese during the last 2 minutes of grilling. PLACE a burger on each roll bottom, top with grilled apples and onions and the roll top; serve. NOTE: To toast the rolls: spray the inside of each roll with butter flavor no-stick cooking spray. Place the rolls (cut side down) around the outer edges of the cooking grate; grill until golden brown. smuckers.com ©/® The J. M. Smucker Company crisco.com ©/® The J. M. Smucker Company crisco.com EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE EEEEEEEEEEEEEEEEEEEEEEEEEEEEEEEE Oatmeal Carmelitas Broccoli Noodle Salad with Asian Peanut Citrus Sauce Directions Directions HEAT oven to 350º F. Spray a 13 x 9-inch pan with no-stick cooking spray. COOK noodles or pasta according to package directions; drain well. Place COMBINE all crust ingredients in a large bowl; mix at low speed until in a large bowl and toss with 1 tablespoon oil. Set aside. WHISK peanut crumbly. Reserve half of crumb mixture (about 3 cups) for topping. Press butter, orange juice, lemon juice, soy sauce and sugar in a medium bowl remaining crumb mixture in bottom of prepared pan. BAKE at 350° F for until blended. HEAT 1/2 cup oil in a large, deep-sided skillet over medium 10 minutes. COMBINE caramel topping and 3 tablespoons flour in small heat. Add chopped onion, chopped pepper, minced garlic and broccoli florets, bowl; blend well. Remove partially baked crust from oven. Sprinkle with cooking until crisp-tender. Add pasta and citrus sauce, tossing until well chocolate chips and nuts. Drizzle evenly with caramel mixture. Sprinkle combined. Serve at room temperature. with reserved crumb mixture. RETURN to oven; bake an additional 18–22 minutes or until golden brown. COOL 1 hour or until completely cooled. Refrigerate 1–2 hours or until filling is set. Cut into bars. pillsburybaking.com ©/® The J. M. Smucker Company crisco.com Pillsbury BEST is a trademark of crisco.com jif.com The Pillsbury Company, used under license. smuckers.com ©/® The J. M. Smucker Company

Financial Review

Five-Year Summary of Selected Financial Data	12
Summary of Quarterly Results of Operations	13
Stock Price Data	13
Comparison of Five-Year Cumulative Total Shareholder Return	14
Management’s Discussion and Analysis	15
Report of Management on Internal Control Over Financial Reporting	25
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	26
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	27
Report of Management on Responsibility for Financial Reporting	28
Consolidated Financial Statements	29
Notes to Consolidated Financial Statements	34
Directors, Officers, and General Managers	66
Properties	66
Corporate and Shareholder Information	67

Five-Year Summary of Selected Financial Data
The following table presents selected financial data for each of the five years in the period ended April 30, 2007. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Liquidity and Capital Resources” and the consolidated financial statements and notes thereto.

	Year Ended April 30,
(Dollars in thousands, except per share data)	2007	2006	2005	2004	2003

Statements of Income:
Net sales	$2,148,017	$2,154,726	$2,043,877	$1,369,556	$1,270,098
Income from continuing operations	$157,219	$143,354	$130,460	$111,298	$94,212
Discontinued operations	—	—	(1,387)	52	2,130

Net income	$157,219	$143,354	$129,073	$111,350	$96,342

Financial Position:
Total assets	$2,693,823	$2,649,744	$2,635,894	$1,684,125	$1,615,407
Cash and cash equivalents	200,119	71,956	58,085	104,551	170,012
Long-term debt	392,643	428,602	431,560	135,000	135,000
Shareholders’ equity	1,795,657	1,728,059	1,690,800	1,210,693	1,124,171

Other Data:
Capital expenditures	$57,002	$63,580	$87,576	$97,721	$48,083
Common shares repurchased	1,067,400	1,892,100	368,678	—	—
Weighted-average shares	56,432,839	57,863,270	57,086,734	49,816,926	47,309,257
Weighted-average shares – assuming dilution	57,056,421	58,425,361	57,748,780	50,395,747	47,764,777
Earnings per common share:
Income from continuing operations	$2.79	$2.48	$2.29	$2.23	$1.99
Discontinued operations	—	—	(0.03)	0.01	0.05

Net income	$2.79	$2.48	$2.26	$2.24	$2.04

Income from continuing operations – assuming dilution	$2.76	$2.45	$2.26	$2.21	$1.97
Discontinued operations – assuming dilution	—	—	(0.02)	—	0.05

Net income – assuming dilution	$2.76	$2.45	$2.24	$2.21	$2.02

Dividends declared per common share	$1.14	$1.09	$1.02	$0.94	$0.83

Summary of Quarterly Results of Operations
The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2007 and 2006.

(Dollars in thousands, except per share data)
						Earnings per
				Net	Earnings per	Common Share–
	Quarter Ended	Net Sales	Gross Profit	Income	Common Share	Assuming Dilution

2007	July 31, 2006	$526,509	$157,994	$28,724	$0.51	$0.50
	October 31, 2006	604,955	191,191	45,569	0.80	0.80
	January 31, 2007	523,081	172,967	40,427	0.72	0.71
	April 30, 2007	493,472	179,903	42,499	0.76	0.75

2006	July 31, 2005	$510,331	$164,713	$29,897	$0.51	$0.51
	October 31, 2005	606,264	203,423	46,444	0.80	0.79
	January 31, 2006	536,453	163,854	31,312	0.54	0.54
	April 30, 2006	501,678	160,862	35,701	0.63	0.62

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
Stock Price Data
The Company’s common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 275,500 shareholders as of the June 18, 2007 record date, of which 82,067 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends

2007	July 31, 2006	$47.25	$39.11	$0.28
	October 31, 2006	49.14	43.00	0.28
	January 31, 2007	49.98	45.00	0.28
	April 30, 2007	57.43	46.97	0.30

2006	July 31, 2005	$51.04	$45.94	$0.27
	October 31, 2005	49.41	44.56	0.27
	January 31, 2006	46.84	43.33	0.27
	April 30, 2006	44.26	37.15	0.28

Comparison of Five-Year Cumulative Total Shareholder Return
Among The J.M.Smucker Company, the S&P 500 Index, and the S&P Packaged Foods & Meats Index

	April 30,
	2002	2003	2004	2005	2006	2007

The J. M. Smucker Company	$100.00	$100.93	$148.75	$144.14	$116.74	$170.14
S&P 500	100.00	86.69	106.52	113.28	130.74	150.66
S&P Packaged Foods & Meats	100.00	91.69	118.48	126.79	122.69	146.57

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2007, for the Company’s common shares, the S&P 500, and the S&P Packaged Foods and Meats index. These figures assume all dividends are reinvested when received and are based on $100 invested in the Company’s common shares and the referenced index funds on April 30, 2002.
Copyright © 2007, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

Management’s Discussion and Analysis
Executive Summary
The J. M. Smucker Company (the “Company”), headquartered in Orrville, Ohio, is a leading marketer and manufacturer of fruit spreads, peanut butter, shortening and oils, ice cream toppings, and health and natural foods beverages in the United States and Canada.
The Company’s strategy is to own and market leading food brands found in the center of the store and sold throughout North America. Its family of brands includes Smucker’s, Jif, Crisco, Pillsbury, R. W. Knudsen Family, Hungry Jack, White Lily, and Martha White in the United States, along with Robin Hood, Five Roses, and Bick’s in Canada. In addition to these brands, the Company markets products under numerous other brands, including Dickinson’s, Laura Scudder’s, Adams, Double Fruit (Canada), and Santa Cruz Organic. The Company is widely known and trusted for quality food products. In support of its strategy, the Company completed its acquisition of Eagle Family Foods Holdings, Inc. (“Eagle”), on May 1, 2007. The acquisition of Eagle brings Eagle Brand and Magnolia to the Company’s family of brands. The transaction will be accounted for as a purchase business combination.
The Company distributes its products through grocery and other retail outlets, foodservice establishments, schools, specialty and gourmet shops, health and natural foods stores, and consumer direct vehicles such as the Internet and a showcase store in Orrville, Ohio, and markets a wide variety of other specialty products throughout North America and in many foreign countries.
Since the 1998 inception of FORTUNE magazine’s annual survey of the “100 Best Companies to Work For,” the Company has consistently been recognized as one of the top companies to work for in the United States, ranking number one in 2004.
Results of Operations
— Summary of 2007 —
The Company achieved strong sales and earnings growth in 2007. Net income increased from $143.4 million to $157.2 million, or 10 percent, as a result of gross margin improvements due in part to a favorable mix of sales and a reduction in merger and integration costs. Net income per common share – assuming dilution was $2.76, an increase of 13 percent, benefiting not only from the increase in net income but also by a decrease in common shares outstanding.
— Net Sales —

	Year Ended April 30,
(Dollars in thousands)	2007	2006	2005

Net sales:
U.S. retail market	$1,547,064	$1,484,873	$1,405,191
Special markets	600,953	669,853	638,686

Total net sales	$2,148,017	$2,154,726	$2,043,877

2007 Compared to 2006. Net sales in 2007 decreased $6.7 million, or less than one percent, from 2006 reflecting the impact of divestitures. Net sales increased $107.5 million, or five percent over the same period, excluding the Canadian nonbranded, grain-based foodservice and industrial businesses sold in September 2006 and the U.S. industrial ingredient business (“divested businesses”). This net sales growth was led primarily by volume gains in the Jif and Smucker’s brands, strong performance across the businesses in the special markets segment, and the contribution of approximately $33.4 million from the White Lily and Five Roses brands acquired during 2007. Price increases were also taken on most brands during the year.

In the U.S. retail market segment, comprised of the Company’s consumer and consumer oils and baking strategic business areas, net sales were $1,547.1 million in 2007, up $62.2 million, or approximately four percent, over 2006. Net sales in the consumer business area were up seven percent for the year. The consumer increase was led by strong sales of Jif peanut butter, particularly in the fourth quarter of the fiscal year resulting from increased demand for the product upon the recall of a competitor’s products. In addition, growth in natural peanut butter, fruit spreads, toppings, and a 29 percent increase in Uncrustables during the year also contributed. In the consumer oils and baking strategic business area, sales were flat compared to the prior year as sales gains in retail oils, frosting, flour, and the contribution of $14.8 million from the White Lily brand acquired in October 2006, offset declines in baking mixes and a $14.7 million decrease in sales of industrial oils.
The special markets segment is comprised of the food-service, beverage, Canada, and international strategic business areas. Net sales in this segment were $601.0 million in 2007, a decrease of 10 percent, compared to 2006. Excluding divested businesses, special market net sales increased nine percent for the same period. All strategic business areas in special markets contributed to the increase. Foodservice net sales increased 13 percent, due to a 10 percent increase in sales of traditional portion control products, as well as a 20 percent increase in Uncrustables in the schools market. Beverage net sales increased 11 percent in 2007 compared to 2006, as sales of R. W. Knudsen Family, Santa Cruz Organic, and nonbranded products increased nine, 21, and 19 percent, respectively. Net sales in Canada increased five percent driven by the contribution of approximately $18.6 million from the acquisition of the Five Roses flour brand during the year and the impact of favorable exchange rates. In the international business area, net sales increased 14 percent primarily due to continued growth in export markets.
2006 Compared to 2005. In 2005, the Company completed its acquisition of International Multifoods Corporation (“Multifoods”) in a tax-free stock and cash transaction valued at approximately $871 million. The results of Multifoods’ operations are included in the Company’s consolidated financial statements from the date of the acquisition. Since the acquisition of Multifoods closed midway through the first quarter of 2005, an additional six weeks of results are included in 2006.
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
Net sales in 2006 increased $110.8 million, or five percent, over 2005. Excluding the additional Multifoods net sales and divested businesses, net sales increased three percent. In addition to growth in several business areas, other factors impacting net sales in 2006 were a six percent price decrease on Crisco products in effect for the entire year, favorable foreign exchange rates, and selective price increases on fruit spreads and peanut butter items.
In the U.S. retail market segment, net sales were $1,484.9 million in 2006, up $79.7 million, or approximately six percent, over 2005. Net sales in the consumer strategic business area were up six percent for the year, led by sales of Smucker’s and Jif. In addition, sales of Uncrustables products increased 29 percent in 2006 as the Company continued the momentum experienced in 2005. Net sales in the consumer oils and baking strategic business area were up five percent over 2005 due primarily to the additional Multifoods sales. The additional Multifoods sales accounted for almost half of the year-over-year growth in the segment.
Net sales in the special markets segment were $669.9 million in 2006 compared to $638.7 million in 2005, an increase of five percent. Excluding divested businesses and the additional Multifoods sales, special market net sales increased four percent. The overall sales increase reflects growth in the foodservice and beverage areas and the impact of favorable exchange rates. In the food-service area, 2006 net sales were up seven percent from 2005 due to a two percent growth in traditional portion control items, primarily under the Smucker’s brand, and increased sales in the schools market, where Uncrustables products increased 22 percent in 2006. Beverage area net sales were up 13 percent in 2006. Sales of R. W. Knudsen Family and Santa Cruz Organic products were up 18 and 28 percent, respectively, for 2006, offset somewhat by nonbranded sales, which were down five percent in 2006. In the international area, net sales were up 49 percent in 2006 from 2005. Much of the increase was attributed to a realignment of the export business, acquired as part of the Multifoods acquisition, as sales to export customers were previously included as part of the Canadian business. Sales in Scotland were down four percent in 2006 from 2005. Although negatively impacted by planned rationalization of certain unprofitable businesses and the realignment of the export business, the Canada business was favorably impacted in 2006 by foreign exchange rates.
— Operating Income —
The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,
	2007	2006	2005

Gross profit	32.7%	32.2%	32.2%
Selling, distribution, and administrative:
Advertising	2.4%	2.6%	2.4%
Marketing and selling	7.6	7.4	7.7
Distribution	3.5	3.6	2.9
General and administrative	7.1	6.7	7.0

Total selling, distribution, and administrative	20.6%	20.3%	20.0%

Restructuring and merger and integration	0.1%	1.3%	1.4%

Operating income	12.0%	10.6%	10.8%

2007 Compared to 2006. Operating income increased $28.3 million in 2007, or 12 percent, compared to 2006, and increased from 10.6 percent of net sales to 12.0 percent. The increase in operating income was primarily due to improvements in gross profit and a decrease in merger and integration costs. Gross profit increased from $692.9 million, or 32.2 percent of net sales in 2006, to $702.1 million, or 32.7 percent of net sales in 2007. The increase in gross profit occurred, despite a record high commodity price environment, due to the divestiture of the lower margin Canadian nonbranded businesses during the second quarter of 2007 and favorable product mix, particularly in the last quarter of the year. These favorable contributions to gross profit were offset in part by an increase in restructuring related impairment charges associated with the Canadian divestiture. Although the Company has taken pricing actions to mitigate commodity cost increases totaling approximately $30 million, these cost increases were not fully offset for the year.
Selling, distribution, and administrative (“SD&A”) expenses increased $4.4 million in 2007, or approximately one percent, from 2006, and increased from 20.3 percent of net sales to 20.6 percent due to costs associated with the Company’s transition to restricted stock-based compensation programs and the related impact of adopting Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment. Selling expenses were also up over the prior year. Marketing and distribution expense decreased from 2006 as the Company actively managed SD&A costs to help offset the impact of higher raw material costs.
2006 Compared to 2005. Operating income increased $8.0 million in 2006, or four percent, over 2005 while operating income as a percentage of net sales decreased from 10.8 percent to 10.6 percent primarily due to an increase in distribution costs throughout the year. Included in 2006 operating income was approximately $27.9 million of restructuring and merger and integration related costs, while 2005 included $31.3 million of similar charges. Positive contributors to operating income in 2006 included the overall growth of the higher margin U.S. retail market segment, including gains in the Smucker’s and Jif brands. The Company’s gross profit as a percentage of net sales remained unchanged at 32.2 percent in 2006, despite higher commodity costs along with packaging and freight. These higher costs were offset by a favorable adjustment of approximately $6.7 million to net sales reflecting a change in estimate of the expected liability for trade merchandising programs offered to customers during 2005, improved profitability of Uncrustables products, and favorable pricing on other raw materials.
SD&A expenses increased eight percent during 2006 over 2005. As a percent of net sales, SD&A increased from 20.0 percent to 20.3 percent, primarily due to increased expenses related to a new distribution network implemented during 2006. The Company increased its marketing expense by eight percent during 2006 in support of its major retail brands, as well as the continued retail rollout of Uncrustables products. Also contributing to the increase in SD&A during 2006 were amortization costs associated with the Company’s expanded restricted stock program, which replaced its stock option program.
— Interest Income and Expense —
Interest expense decreased $0.7 million in 2007 as a portion of the proceeds from the sale of the Canadian non-branded businesses were utilized to pay off balances outstanding against the Company’s revolving credit facility during the second quarter of the fiscal year. Also during the year, interest income increased $2.6 million, or 39 percent, primarily related to an increase in invested funds during the year resulting from the Canadian nonbranded businesses sale and an overall increase in cash generated from operations.
Interest expense increased $1.5 million in 2006 from 2005 as the Company realized a full year of expense on the additional debt associated with the acquisition of Multifoods. This increase in interest expense was offset somewhat by a decrease in the Company’s outstanding revolving credit balance and the payoff of $17 million in long-term debt in September 2005. Interest income increased by $1.9 million in 2006 compared to 2005 due to increases in the average investment balances, higher interest rates throughout the year, and interest earned on promissory notes.
— Other Income and Expense —
In 2006, other income (net) was $4.2 million, which included a gain of $5.6 million recognized on the sale of the Salinas, California, facility during the third quarter offset by other expenses, primarily associated with the write-off of certain manufacturing assets no longer in use.
— Income Taxes —
Income taxes were $83.8 million in 2007, an increase of $11.6 million, or 16 percent from 2006. The increase is due primarily to an increase in taxable income, combined with an increase in the effective tax rate from 33.5 percent in 2006 to 34.8 percent in 2007. The effective tax rate in 2006 included certain one-time benefits of the Company’s legal entity realignment that did not recur in 2007.
Income taxes in 2006 were $72.2 million, down $1.9 million, or three percent, from 2005. The decrease is due primarily to a decrease in the consolidated effective tax rate to 33.5 percent, compared to 36.2 percent in 2005 as income from continuing operations before income taxes increased $11.0 million, or five percent, over 2005. The lower effective tax rate resulted from the Company’s realignment of its legal entity structure to better match the operations of the business and the flow of goods, coupled with recent state tax law and rate changes. This realignment was necessitated by changes made to the Company’s manufacturing and distribution networks resulting from its supply chain optimization project and the acquisition of Multifoods.
— Restructuring —
During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company’s overall cost base as well as service levels in support of its long-term strategy. At the end of 2007, these restructurings were proceeding as planned.

During 2007, the Company sold the Canadian non-branded businesses as part of its strategic plan to focus the Canadian operations on its branded consumer retail and foodservice businesses.
In conjunction with the restructurings, the Company has recorded a total charge of $53.8 million to date, including $12.1 million in 2007, of which $11.4 million was associated with the sale of the Canadian nonbranded businesses, $10.0 million in 2006, and $13.3 million in 2005. The majority of these charges related to impairment and accelerated depreciation on buildings and machinery and equipment, employee separation costs, equipment relocation expenses, and the disposition of inventories.
Liquidity and Capital Resources

	Year Ended April 30,
(Dollars in thousands)	2007	2006	2005

Net cash provided by operating activities	$273,424	$198,689	$149,764
Net cash used for investing activities	27,041	16,255	120,817
Net cash used for financing activities	117,625	169,129	72,280

The Company’s principal source of funds is cash generated from operations, supplemented by borrowings against the Company’s revolving credit instrument. Total cash and investments at April 30, 2007, were $244.2 million compared to $120.9 million at April 30, 2006.
— Operating Activities —
The Company’s working capital requirements are greatest during the first half of its fiscal year, primarily due to the need to build inventory levels in advance of the “fall bake” season, and the seasonal procurement of fruit and raw materials used in the Company’s pickle and relish business in Canada.
Cash provided by operating activities was a record $273.4 million during 2007, an increase of $74.7 million, or 38 percent, over 2006. The increased cash generated resulted from the increase in net income plus noncash charges, and the collection of trade receivables associated with the divested Canadian nonbranded businesses. Accounts receivable turnover improved to 17.3 in 2007 from 14.6 in 2006, while inventory turnover remained relatively even at 5.1 in 2007 compared to 5.2 in 2006. Working capital, excluding cash and cash equivalents, as a percent of net sales remains favorable at 9.4 percent in 2007 compared to 12.3 percent in 2006.
— Investing Activities —
Net cash used for investing activities totaled approximately $27.0 million, as $84.1 million of proceeds from the sale of the Canadian nonbranded businesses were offset by $60.5 million used to purchase the Five Roses and White Lily brands. Capital expenditures were approximately $57.0 million during 2007, or approximately 2.7 percent of net sales.
— Financing Activities —
Net cash used for financing activities during 2007 consisted primarily of $63.6 million in dividend payments and $52.1 million to finance the repurchases of 1,067,400 common shares. One million of the common shares were repurchased as part of the Company’s August 2006 Rule 10b5-1 trading plan with a broker. At April 30, 2007, the Company had repurchased a total of 3,328,178 common shares under Board authorization leaving 1,671,822 common shares authorized for repurchase.
Cash requirements for 2008 will include the May 1, 2007, acquisition of Eagle for $248 million in cash, including the placement in escrow of $115 million, representing the principal balance of Eagle’s Senior Notes, in exchange for a covenant defeasance. Capital expenditures are estimated at approximately $75 million. In addition, dividends are expected to approximate $68 million and interest payments on long-term debt to approximate $44 million for the year, including payments associated with the Company’s $400 million 5.55 percent Senior Notes issued May 31, 2007. The Company will also be repaying $33 million of Senior Notes due September 1, 2007.

Assuming there are no other material acquisitions or other significant investments, the Company believes that cash on hand and marketable securities, combined with cash provided by operations, proceeds from the May 31, 2007, issuance of Senior Notes, and borrowings available under the revolving credit facility, will be sufficient to meet 2008 cash requirements, including capital expenditures, the payment of dividends, repurchase of common shares, if any, and interest on debt outstanding.
Off-Balance Sheet Arrangements and
Contractual Obligations
The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, are conducted at an arm’s length basis, and are not material to the Company’s results of operations, financial condition, or cash flows.
In conjunction with the acquisition of Multifoods, the Company has assumed certain guarantees that resulted from the sale by Multifoods, in September 2002, of its foodservice distribution business to Wellspring Distribution Corporation (“Wellspring”). These guarantees relate to certain real estate and tractor-trailer fleet lease obligations of the business. The guarantees require the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. The tractor-trailer fleet guarantee expired in September 2006, and the real estate guarantees will expire in September 2010. At April 30, 2007, the Company’s outstanding guarantees for the real estate lease obligations of Wellspring were $6.4 million.
The possibility that the Company would be required to honor the contingent liabilities under the real estate guarantee is largely dependent upon the future operations of Wellspring and the value of the underlying leased properties. The Company currently has no liability recorded related to the guarantee. Should a reserve be required in the future, it would be recorded at the time the obligation was considered to be probable and estimable.
The following table summarizes the Company’s contractual obligations at April 30, 2007.

		Less	One	Three	More
		Than	to Three	to Five	Than
(Dollars in millions)	Total	One Year	Years	Years	Five Years

Long-term debt obligations	$425.6	$33.0	$282.6	$10.0	$100.0
Operating lease obligations	9.0	1.6	2.5	2.0	2.9
Purchase obligations	563.4	391.3	154.2	8.3	9.6
Other long-term liabilities	269.1	—	—	—	269.1

Total	$1,267.1	$425.9	$439.3	$20.3	$381.6

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
Trade Marketing and Merchandising Programs. In order to support the Company’s products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 27 percent of 2007 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.
Income Taxes. The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $63.2 million and $78.7 million, at April 30, 2007 and 2006, respectively. Management believes that the Company’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results of the Company indicate that realization is not likely, a valuation reserve has been provided.
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
Long-Lived Assets. Historically, long-lived assets have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and interest rates and different estimates could yield different results. During 2007, the Company recorded impairment of approximately $8.5 million associated with the Canadian non-branded businesses divested during the year. There are no other events or changes in circumstances of which management is aware indicating that the carrying value of the Company’s long-lived assets may not be recoverable.
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
Pension and Other Postretirement Benefit Plans. To determine the Company’s ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans’ assets, and the health care cost trend rates. Management, along with third-party actuaries and investment managers, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2008 expense recognition, the Company will use a discount rate of 6.0 percent and 5.25 percent, an expected rate of return on plan assets of 8.25 percent and 8.0 percent, and a rate of compensation increase of 4.1 percent and 4.0 percent, for U.S. and Canadian plans, respectively.
Effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R) (“SFAS 158”). Along with disclosure requirements, SFAS 158 requires the recognition of a plan’s funded status as an asset for fully funded plans and as a liability for unfunded or under-funded plans. Previously unrecognized actuarial gains and losses and prior service costs are now recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity. The amounts recorded in accumulated other comprehensive income (loss) will continue to be modified as actuarial assumptions and service costs change and such amounts will be amortized to expense over a period of time through net periodic benefit cost. The adoption of SFAS 158 resulted in a decrease of $29.4 million in assets, a decrease in postretirement benefits other than pensions of $12.8 million, an increase in pension liabilities of $4.8 million, an increase in deferred tax assets of $7.4 million, and a decrease in accumulated other comprehensive income (loss) of $14.0 million. See Note J: Pensions and Other Postretirement Benefits for information concerning the Company’s pension and other postretirement benefit plans.
Recovery of Trade Receivables. In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of trade receivables based on a combination of factors. When aware that a specific customer may be unable to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of trade receivables could differ from management’s estimates due to changes in future economic or industry conditions or specific customers’ financial conditions.
Share-Based Payments. Effective May 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment (“SFAS 123R”). SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement.
Prior to the adoption of SFAS 123R, the Company elected to account for share-based payments in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, because the exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized. In anticipation of adoption of SFAS 123R and concurrent with a review of competitive long-term incentive programs, the Company replaced its employee stock option incentive program with a restricted stock program as of June 2005. Additionally, on April 12, 2006, the Executive Compensation Committee of the Board of Directors of the Company approved accelerating the vesting of all outstanding unvested stock options with an exercise price greater than $39.31, the closing price of the Company’s common shares on the New York Stock Exchange on April 11, 2006. As a result of this acceleration of vesting, no compensation expense was recorded in 2007, nor will be recorded in future periods related to these stock options. See Note L: Stock Benefit Plans for more information related to the Company’s stock benefit plans.
Derivative Financial Instruments and Market Risk
The following discussions about the Company’s market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.
Interest Rate Risk. The fair value of the Company’s cash and short-term investment portfolio at April 30, 2007, approximates carrying value. Exposure to interest rate risk on the Company’s long-term debt is mitigated since it is at a fixed rate until maturity. Market risk, as measured by the change in fair value resulting from a hypothetical 10 percent change in interest rates, is not material. Based on the Company’s overall interest rate exposure as of and during the year ended April 30, 2007, including derivative and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect the Company’s results of operations. A hypothetical 100 basis point increase in short-term interest rates would increase the Company’s interest expense by approximately $0.2 million. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company’s financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at April 30, 2007, the market value of the Company’s long-term debt and interest rate portfolio, in aggregate, would increase by approximately $14.2 million.
Foreign Currency Exchange Risk. The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2007, are not expected to result in a significant impact on future earnings or cash flows.
Revenues from customers outside the United States represented 15 percent of net sales during 2007. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.
Commodity Price Risk. Raw materials and other commodities used by the Company are subject to price volatility caused by supply and demand conditions, political and economic variables, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, the Company uses futures and options with maturities generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in other comprehensive income to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately. Commodity price risk associated with the Company’s derivative position at April 30, 2007 and 2006, is not material to the operating results or financial position of the Company.

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
the volatility of commodity markets from which raw materials are procured and the related impact on costs;

crude oil price trends and its impact on transportation, energy, and packaging costs;

raw material and ingredient cost trends;

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

the ability of the Company to obtain any required financing;

the timing and amount of capital expenditures, restructuring, and merger and integration costs;

foreign currency exchange and interest rate fluctuations;

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
The Company’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of April 30, 2007. In making this assessment, management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”).
Based on the Company’s assessment of internal control over financial reporting under the COSO criteria, management concluded the Company’s internal control over financial reporting was effective as of April 30, 2007.
Ernst & Young LLP, independent registered public accounting firm, audited the Company’s assessment of internal control over financial reporting as of April 30, 2007, and their report thereon is included on page 26 of this report.

Timothy P. Smucker	Richard K. Smucker	Mark R. Belgya
Chairman and	President and	Vice President,
Co-Chief Executive Officer	Co-Chief Executive Officer	Chief Financial Officer
and Treasurer

Report of Independent Registered Public Accounting Firm on
Internal Control Over Financial Reporting
Board of Directors and Shareholders
The J. M. Smucker Company
We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The J. M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The J. M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that The J. M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2007 and 2006, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2007, and our report dated June 22, 2007, expressed an unqualified opinion thereon.
Akron, Ohio
June 22, 2007

Report of Independent Registered Public Accounting Firm on the
Consolidated Financial Statements
Board of Directors and Shareholders
The J. M. Smucker Company
We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2007 and 2006, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note J, effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R). Also, as discussed in Note L, effective May 1, 2006, the Company adopted SFAS 123(R), Share-Based Payment.
We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2007, expressed an unqualified opinion thereon.
Akron, Ohio
June 22, 2007

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
Ernst & Young LLP, independent registered public accounting firm, has audited the Company’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Management has made all financial records and related data available to Ernst & Young LLP during its audit.
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

Timothy P. Smucker	Richard K. Smucker	Mark R. Belgya
Chairman and	President and	Vice President,
Co-Chief Executive Officer	Co-Chief Executive Officer	Chief Financial Officer
and Treasurer

Statements of Consolidated Income

	Year Ended April 30,
(Dollars in thousands, except per share data)	2007	2006	2005

Net sales	$2,148,017	$2,154,726	$2,043,877
Cost of products sold	1,435,981	1,459,611	1,383,995
Cost of products sold – restructuring	9,981	2,263	2,466

Gross Profit	702,055	692,852	657,416
Selling, distribution, and administrative expenses	442,814	438,457	407,839
Merger and integration costs	61	17,934	17,954
Other restructuring costs	2,120	7,722	10,854

Operating Income	257,060	228,739	220,769
Interest income	9,225	6,630	4,683
Interest expense	(23,363)	(24,026)	(22,555)
Other (expense) income – net	(1,918)	4,227	1,717

Income From Continuing Operations Before Income Taxes	241,004	215,570	204,614
Income taxes	83,785	72,216	74,154

Income From Continuing Operations	157,219	143,354	130,460
Discontinued operations, net of tax	—	—	(134)
Loss on sale of discontinued operations, net of tax	—	—	(1,253)

Net Income	$157,219	$143,354	$129,073

Earnings per Common Share:

Income From Continuing Operations	$2.79	$2.48	$2.29
Discontinued operations	—	—	(0.03)

Net Income	$2.79	$2.48	$2.26

Income From Continuing Operations – Assuming Dilution	$2.76	$2.45	$2.26
Discontinued operations – assuming dilution	—	—	(0.02)

Net Income – Assuming Dilution	$2.76	$2.45	$2.24

See notes to consolidated financial statements.

Consolidated Balance Sheets
Assets

	April 30,
(Dollars in thousands)	2007	2006

Current Assets
Cash and cash equivalents	$200,119	$71,956
Marketable securities	—	14,882
Trade receivables, less allowance for doubtful accounts	124,048	148,014
Inventories:
Finished products	196,177	190,302
Raw materials	89,875	88,786

	286,052	279,088
Assets held for sale	—	90,250
Other current assets	29,147	38,648

Total Current Assets	639,366	642,838

Property, Plant, and Equipment
Land and land improvements	41,456	38,165
Buildings and fixtures	176,950	170,057
Machinery and equipment	536,825	513,593
Construction in progress	25,284	19,923

	780,515	741,738
Accumulated depreciation	(326,487)	(285,184)

Total Property, Plant, and Equipment	454,028	456,554

Other Noncurrent Assets
Goodwill	990,771	940,967
Other intangible assets, net	478,194	472,915
Marketable securities	44,117	34,107
Other assets	87,347	102,363

Total Other Noncurrent Assets	1,600,429	1,550,352

	$2,693,823	$2,649,744

Liabilities and Shareholders’ Equity

	April 30,
(Dollars in thousands)	2007	2006

Current Liabilities
Accounts payable	$93,500	$88,963
Notes payable	—	28,620
Salaries, wages, and additional compensation	32,580	34,578
Accrued trade marketing and merchandising	24,672	29,185
Income taxes	7,265	13,584
Dividends payable	17,034	15,946
Current portion of long-term debt	33,000	—
Other current liabilities	28,417	24,564

Total Current Liabilities	236,468	235,440

Noncurrent Liabilities
Long-term debt	392,643	428,602
Defined benefit pensions	45,881	37,656
Postretirement benefits other than pensions	46,349	55,767
Deferred income taxes	158,418	155,579
Other noncurrent liabilities	18,407	8,641

Total Noncurrent Liabilities	661,698	686,245

Shareholders’ Equity
Serial preferred shares – no par value:
Authorized – 3,000,000 shares; outstanding – none	—	—
Common shares – no par value:
Authorized – 150,000,000 shares; outstanding – 56,779,850 in 2007 and 56,949,044 in 2006 (net of 8,619,519 and 8,185,015 treasury shares, respectively), at stated value	14,195	14,237
Additional capital	1,216,091	1,212,598
Retained income	553,631	489,067
Less:
Deferred compensation	—	(8,527)
Amount due from ESOP Trust	(6,017)	(6,525)
Accumulated other comprehensive income	17,757	27,209

Total Shareholders’ Equity	1,795,657	1,728,059

	$2,693,823	$2,649,744

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

	Year Ended April 30,
(Dollars in thousands)	2007	2006	2005

Operating Activities
Net income	$157,219	$143,354	$129,073
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	57,346	62,452	53,075
Amortization	1,528	190	362
Asset impairments and other restructuring charges	10,089	2,264	3,277
Share-based compensation expense	11,257	7,255	1,609
Gain on sale of assets	—	(5,638)	(3,079)
Deferred income tax expense	22,530	33,124	36,247
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	23,848	1,444	(2,015)
Inventories	(8,146)	(6,601)	(6,795)
Other current assets	5,218	(24,369)	(13,934)
Accounts payable and accrued items	1,034	(64,019)	(44,332)
Income taxes	(15,079)	44,756	(5,494)
Discontinued operations	—	—	868
Other – net	6,580	4,477	902

Net Cash Provided by Operating Activities	273,424	198,689	149,764

Investing Activities
Businesses acquired, net of cash acquired	(60,488)	—	(99,062)
Additions to property, plant, and equipment	(57,002)	(63,580)	(87,576)
Proceeds from sale of businesses	84,054	8,754	79,566
Purchase of marketable securities	(20,000)	(5,000)	(88,803)
Sale and maturities of marketable securities	26,272	31,101	67,094
Disposal of property, plant, and equipment	2,313	3,747	2,406
Discontinued operations	—	—	(907)
Other – net	(2,190)	8,723	6,465

Net Cash Used for Investing Activities	(27,041)	(16,255)	(120,817)

Financing Activities
Proceeds from long-term debt	—	—	100,000
Repayments of long-term debt	—	(17,000)	(37,500)
Revolving credit arrangements – net	(28,144)	(8,434)	33,155
Repayments of short-term debt	—	—	(113,622)
Dividends paid	(63,632)	(62,656)	(56,057)
Purchase of treasury shares	(52,125)	(81,717)	(16,869)
Proceeds from stock option exercises	25,766	3,783	21,502
Other – net	510	(3,105)	(2,889)

Net Cash Used for Financing Activities	(117,625)	(169,129)	(72,280)
Effect of exchange rate changes on cash	(595)	566	(3,133)

Net increase (decrease) in cash and cash equivalents	128,163	13,871	(46,466)
Cash and cash equivalents at beginning of year	71,956	58,085	104,551

Cash and Cash Equivalents at End of Year	$200,119	$71,956	$58,085

( ) Denotes use of cash
See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity

							Accumulated
	Common				Deferred	Amount	Other	Total
(Dollars in thousands,	Shares	Common	Additional	Retained	Compen-	Due from	Comprehensive	Shareholders’
except per share data)	Outstanding	Shares	Capital	Income	sation	ESOP Trust	Income (Loss)	Equity

Balance at May 1, 2004	50,174,707	$12,543	$829,323	$387,065	$(6,069)	$(7,584)	$(4,585)	$1,210,693
Net income				129,073				129,073
Foreign currency translation adjustment							15,277	15,277
Minimum pension liability adjustment							(10,310)	(10,310)
Unrealized loss on available-for-sale securities							(275)	(275)
Unrealized loss on cash flow hedging derivatives							(266)	(266)

Comprehensive Income								133,499
Business acquired	8,032,997	2,008	393,250					395,258
Purchase of treasury shares	(368,678)	(92)	(7,790)	(8,987)				(16,869)
Stock plans	701,360	176	20,779		1,496			22,451
Cash dividends declared – $1.02 a share				(59,320)				(59,320)
Tax benefit of stock plans			4,548					4,548
Other						540		540

Balance at April 30, 2005	58,540,386	14,635	1,240,110	447,831	(4,573)	(7,044)	(159)	1,690,800
Net income				143,354				143,354
Foreign currency translation adjustment							19,512	19,512
Minimum pension liability adjustment							8,710	8,710
Unrealized loss on available-for-sale securities							(650)	(650)
Unrealized loss on cash flow hedging derivatives							(204)	(204)

Comprehensive Income								170,722
Purchase of treasury shares	(1,936,423)	(484)	(41,910)	(39,323)				(81,717)
Stock plans	345,081	86	12,753		(3,954)			8,885
Cash dividends declared – $1.09 a share				(62,795)				(62,795)
Tax benefit of stock plans			1,645					1,645
Other						519		519

Balance at April 30, 2006	56,949,044	14,237	1,212,598	489,067	(8,527)	(6,525)	27,209	1,728,059
Net income				157,219				157,219
Foreign currency translation adjustment							2,437	2,437
Minimum pension liability adjustment							427	427
Unrealized gain on available-for-sale securities							1,644	1,644
Unrealized gain on cash flow hedging derivatives							138	138

Comprehensive Income								161,865
Purchase of treasury shares	(1,100,194)	(275)	(23,915)	(27,935)				(52,125)
Stock plans	931,000	233	24,247		8,527			33,007
Cash dividends declared – $1.14 a share				(64,720)				(64,720)
Adjustments to initially apply Statement of Financial Accounting Standards No. 158, net of tax of $7,377							(14,098)	(14,098)
Tax benefit of stock plans			3,161					3,161
Other						508		508

Balance at April 30, 2007	56,779,850	$14,195	$1,216,091	$553,631	$—	$(6,017)	$17,757	$1,795,657

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
Major Customer: Sales to Wal-Mart Stores, Inc., and subsidiaries amounted to approximately 20 percent, 18 percent, and 16 percent of net sales in 2007, 2006, and 2005, respectively. These sales are primarily included in the U.S. retail market segment. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2007 and 2006, included amounts due from Wal-Mart Stores, Inc., and subsidiaries of $28,274 and $22,087, respectively.
Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.
Trade Marketing and Merchandising Programs: In order to support the Company’s products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 27 percent of 2007 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations. Operating results for the year ended April 30, 2006, include an increase of approximately $6.7 million to net sales reflecting a change in estimate of the expected liability for trade merchandising programs.
Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $51,446, $56,647, and $50,002 in 2007, 2006, and 2005, respectively.
Product Development Cost: Total product development costs including research and development costs and product formulation costs were $9,680, $10,781, and $10,397 in 2007, 2006, and 2005, respectively.
Share-Based Payments: In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment (“SFAS 123R”). SFAS 123R is a revision of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and also amends

Statement of Financial Accounting Standards No. 95, Statement of Cash Flows. SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement. The Company adopted SFAS 123R on May 1, 2006, using the modified prospective method. Under this method of adoption, prior year’s financial information was not restated. Prior to the adoption of SFAS 123R, the Company accounted for share-based payments to employees using the intrinsic value method of APB 25. Under APB 25, because the exercise price of the Company’s employee stock options equaled the market price of the underlying shares on the date of grant, no compensation expense was recognized. Compensation expense recognized related to other share-based awards was $11,257, $7,255, and $1,609 in 2007, 2006, and 2005, respectively. The related tax benefit recognized in the Statements of Consolidated Income was $3,913, $2,430, and $583 in 2007, 2006, and 2005, respectively. Upon adoption of SFAS 123R, compensation expense is recognized over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service. No compensation expense was capitalized related to share-based awards in 2007, 2006, and 2005. As a result of adopting SFAS 123R on May 1, 2006, the Company’s income from continuing operations before income taxes and net income were $1,923 and $1,255 lower in 2007, respectively, than if it had continued to account for share-based compensation under APB 25. The impact of adopting SFAS 123R in 2007, was approximately $0.02 on both net income per common share and net income per common share – assuming dilution.
Had the Company applied the fair value recognition provisions of SFAS 123 to share-based compensation for the periods ended April 30, 2006 and 2005, the effect on net income and earnings per common share would have been as follows:

	Year Ended April 30,
	2006	2005

Net income, as reported	$143,354	$129,073
Add: Total share-based compensation expense included in the determination of net income as reported, net of tax benefit	4,825	1,026
Less: Total share-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	(9,177)	(4,686)

Net income, as adjusted	$139,002	$125,413

Earnings per common share:
Net income, as reported	$2.48	$2.26
Add: Total share-based compensation expense included in the determination of net income as reported, net of tax benefit	0.08	0.02
Less: Total share-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	(0.16)	(0.08)

Net income, as adjusted	$2.40	$2.20

Net income, as reported – assuming dilution	$2.45	$2.24
Add: Total share-based compensation expense included in the determination of net income as reported, net of tax benefit – assuming dilution	0.09	0.01
Less: Total share-based compensation expense determined under fair value-based methods for all awards, net of tax benefit – assuming dilution	(0.16)	(0.08)

Net income, as adjusted – assuming dilution	$2.38	$2.17

Management estimated the fair value of stock option awards on the date of grant or modification using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility and average expected term. The main inputs into the model are estimated by management based on historical performance and management’s expectation of future results on the date of grant or modification. The fair value of each option grant was estimated at the date of grant or modification using the following weighted-average assumptions:

	Year Ended April 30,
	2006	2005

Average expected term (years)	5.71	7.00
Risk-free interest rate	4.90%	3.74%
Dividend yield	2.00%	2.25%
Volatility	25.20%	26.31%

Fair value of options granted	$8.76	$11.64

As of April 30, 2007, total compensation cost related to nonvested share-based awards not yet recognized was approximately $13,963. The weighted-average period over which this amount is expected to be recognized is approximately three years.
SFAS 123R also provides that any corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as an excess tax benefit, will be presented in the Statements of Consolidated Cash Flows as a financing activity, rather than an operating activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. Under the transition rules for adopting SFAS 123R using the modified prospective method, the Company was permitted to calculate a cumulative balance of excess tax benefits from post-1995 years for the purpose of accounting for future shortfall tax benefits and, as a result, has sufficient cumulative excess tax benefits to absorb arising shortfalls, such that earnings were not affected in 2007. For 2007, the actual tax deductible benefit realized from share-based compensation was $3,161, including $3,346 of excess tax benefits realized upon exercise or vesting of share-based compensation, and classified as other-net under financing activities on the Statement of Consolidated Cash Flows.
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
Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. In the domestic markets, the Company’s products are primarily sold through brokers to food retailers, food wholesalers, club stores, mass merchandisers, discount stores, military commissaries, health and natural foods stores, foodservice distributors, and chain operators including: hotels and restaurants, schools and other institutions. The Company’s operations outside the United States are principally in Canada where the Company’s products are primarily sold through brokers to a concentration of food retailers and other retail and foodservice channels similar to those in domestic markets. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company’s results other than as discussed in Major Customer. On a regular basis, the Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2007 and 2006, was $821 and $1,210, respectively. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote.
Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.
Derivative Financial Instruments: The Company utilizes derivative instruments such as commodity futures and options contracts, interest rate swaps, and foreign currency futures contracts to hedge exposure to changes in commodity prices, interest rates, and foreign currency exchange rates. The Company accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives that are designated as a fair value hedge and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value with any changes recognized immediately in the Statements of Consolidated Income. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recorded in shareholders’ equity as a component of accumulated other comprehensive income (loss) to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. The Company utilizes regression analysis to determine correlation between the value of the hedged item and the value of the derivative instrument utilized to identify instruments that meet the criteria for hedge accounting. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. By policy, the Company has not historically entered into derivative financial instruments for trading purposes or for speculation. For additional information, see Note O: Derivative Financial Instruments.
Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 20 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).
The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed. Rent expense in 2007, 2006, and 2005 totaled $20,261, $19,866, and $18,191, respectively. Rent expense for cold storage facilities, which is based on quantities stored, amounted to $4,331, $4,527, and $5,206 in 2007, 2006, and 2005, respectively.
Impairment of Long-Lived Assets: In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are recorded as held for sale at the lower of carrying value or estimated net realizable value. During 2007, the Company recorded impairment of approximately $8.5 million on long-lived assets associated with the Canadian nonbranded, grain-based foodservice and industrial businesses divested during the year.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets as of February 1, of each year. For annual impairment testing purposes, the Company’s reporting units are its operating segments. In addition, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized over their estimated useful lives.
Other Investments in Securities: The Company maintains funds for the payment of benefits associated with non-qualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. The fair value of these investments included in other assets at April 30, 2007 and 2006, was $31,727 and $30,217, respectively.
Foreign Currency Translation: Assets and liabilities of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).
Pensions and Other Postretirement Benefit Plans: Effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires each plan’s funded status to be recorded in the Consolidated Balance Sheets. See Note J: Pensions and Other Postretirement Benefits for information concerning the Company’s pension and other postretirement plans.
The adoption of SFAS 158 resulted in a decrease of $29.4 million in assets, a decrease in postretirement benefits other than pensions of $12.8 million, an increase in pension liabilities of $4.8 million, an increase in deferred tax assets of $7.4 million, and a decrease in accumulated other comprehensive income (loss) of $14.0 million.
Recently Issued Accounting Standards: In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which is an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 clarifies the recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, (May 1, 2007, for the Company). Based on a preliminary analysis, management believes that adoption will not result in a material impact on the consolidated financial statements.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 provides guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007, (May 1, 2008, for the Company). The Company is currently assessing the impact of SFAS 157 on the consolidated financial statements.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective for fiscal years beginning after November 15, 2007, (May 1, 2008, for the Company). The Company is currently assessing the impact of SFAS 159 on the consolidated financial statements.

Risks and Uncertainties: The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs.
The raw materials used by the Company are primarily commodities and agricultural-based products. Glass, plastic, caps, carton board, and corrugate are the principle packaging materials used by the Company. The fruit, pickle, and condiment raw materials used by the Company in the production of its food products are purchased from independent growers and suppliers. Sweeteners, peanuts, oils, wheat and flour, corn, and other ingredients are obtained from various suppliers. The cost and availability of many of these commodities has fluctuated, and may continue to fluctuate over time. Raw materials are available from numerous sources and the Company believes that it will continue to be able to obtain adequate supplies. The Company has not historically encountered shortages of key raw materials. The Company considers its relationship with key material suppliers to be good.
Approximately 31 percent of the Company’s employees, located at eight facilities, are covered by union contracts. The contracts vary in term depending on the location with one contract expiring in 2008.
Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications. The assets associated with the divested Canadian nonbranded businesses were reclassified to assets held for sale on the April 30, 2006 Consolidated Balance Sheet.
Note B: Subsequent Event – Eagle Acquisition
On May 1, 2007, the Company completed its acquisition of Eagle Family Foods Holdings, Inc. (“Eagle”), a privately held company headquartered in Columbus, Ohio, for $133 million in cash and the assumption of $115 million in debt, in a transaction valued at approximately $248 million. Eagle is the largest producer of canned milk in North America, with sales primarily in retail and foodservice channels. Eagle generated net sales of approximately $206 million during its fiscal year ended July 1, 2006. The acquisition expands the Company’s position in the baking aisle and complements the Company’s strategy, which is to own and market leading North American food brands sold in the center of the store. Eagle’s primary brands include Eagle Brand and Magnolia sweetened condensed milk.
The Company utilized cash on-hand to fund the cash portion of the purchase price. The Company borrowed $130 million against its revolving credit facility with a weighted average interest rate of 5.60 percent, a portion of which was used to deposit $118.8 million in escrow on the date of the transaction. The escrow deposit was in exchange for a covenant defeasance on Eagle’s $115 million 8.75 percent Senior, subordinated Notes due January 2008, that was assumed on the acquisition date, as well as accrued interest due through May 31, 2007. On May 31, 2007, the escrow was distributed to note holders in full payment of the Senior Notes.
In connection with the acquisition, on May 31, 2007, the Company issued $400 million 5.55 percent Senior, unsecured Notes due April 1, 2022. On June 1, 2007, proceeds from these notes were used to pay off the $130 million borrowing against the revolving credit facility. The notes are discussed in greater detail in Note M: Long-Term Debt and Financing Arrangements.
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

The initial estimated fair value of the net assets acquired is approximately $248 million, which consists of current assets of $51 million, property, plant, and equipment of $25 million, intangible assets and goodwill of $194 million, current liabilities of $22 million, and debt of $115 million.
The allocation of the purchase price is preliminary and subject to adjustment following completion of the valuation process. Goodwill will be assigned to the U.S. retail market and special markets segments upon finalization of the allocation of the purchase price.
Note C: Multifoods Acquisition
On June 18, 2004, the Company completed its acquisition of International Multifoods Corporation (“Multifoods”) in a tax-free stock and cash transaction valued at approximately $871 million. The acquisition of Multifoods added the Pillsbury flour, baking mixes, and ready-to-spread frostings; Hungry Jack pancake mixes, syrup, and potato side dishes; and Martha White baking mixes and ingredients to the U.S. retail market segment. Multifoods’ primary Canadian brands include: Robin Hood flour and baking mixes and Bick’s pickles and condiments.
Under the terms of the acquisition agreement, Multifoods’ shareholders received $25 per share in a combination of 80 percent Company common shares and 20 percent cash. Approximately $98 million in cash was paid and 8,032,997 common shares were issued to the Multifoods’ shareholders, valued at approximately $386 million using the average closing price of the Company’s common shares for three days prior to the close of the transaction. In addition, the Company repaid Multifoods’ secured debt of approximately $151 million, assumed $216 million of 6.602 percent, Senior, unsecured Notes, and incurred $10 million of capitalized acquisition costs. In addition, the Company incurred costs of $17,934 and $17,954, in 2006 and 2005, respectively, that were directly related to the acquisition and integration of Multifoods. Due to the nature of these costs, they were expensed as incurred.
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

The $422,796 of goodwill was assigned to the U.S. retail market and special markets segments and is not deductible for tax purposes.
Note D: Discontinued Operations
During 2005, the Company sold several businesses consistent with its stated long-term strategy. In June 2004, the Company sold its Australian subsidiary, Henry Jones Foods to SPC Ardmona Ltd. The transaction generated proceeds of approximately $35.7 million in cash and resulted in a gain of approximately $9 million ($1.5 million, net of tax). In October 2004, the Company sold its Brazilian subsidiary, Smucker do Brasil, Ltda., to Cargill, Incorporated, generating proceeds of approximately $6.9 million in cash and resulting in a loss of approximately $5.9 million ($ 2.8 million, net of tax).
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

The following table summarizes the operating results of the discontinued operations included in the Statements of Consolidated Income.

Year Ended
April 30, 2005

Net sales	$135,658
Income from discontinued operations before income tax	3,338
Loss from discontinued operations	(1,387)

Interest expense of $600 was allocated to the U.S. foodservice and bakery business in 2005.
Note E: Restructuring
In 2003, the Company announced its plan to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company’s overall cost base as well as service levels in support of its long-term strategy. The Company’s strategy is to own and market leading North American brands sold in the center of the store.
To date, the Company closed its fruit processing operations at its Watsonville, California, and Woodburn, Oregon, locations and subsequently sold these facilities; completed the combination of its two manufacturing facilities in Ripon, Wisconsin, into one expanded site; completed a restructuring program to streamline operations in Europe and the United Kingdom, including the exit of a contract packaging arrangement and certain portions of its retail business; completed the sale of its U.S. industrial ingredient business; completed the realignment of distribution warehouses; sold the Salinas, California, facility after production was relocated to plants in Orrville, Ohio, and Memphis, Tennessee; and sold the Canadian nonbranded businesses, which were acquired as part of International Multifoods Corporation, to Horizon Milling G.P., a subsidiary of Cargill and CHS Inc., as part of a strategic plan to focus the Canadian operations on its branded consumer retail and foodservice businesses. The restructurings resulted in the reduction of approximately 410 full-time positions. The Company has announced plans to continue to operate its West Fargo, North Dakota, location that was intended to be closed as part of the initially announced restructuring initiative.
The Canadian nonbranded divestiture was completed on September 22, 2006. The sale and related restructuring activities are expected to result in expense of approximately $18.6 million, which will be reported as a restructuring charge. Costs will include noncash, long-lived asset charges, as well as transaction, legal, severance, and pension costs. During 2007, charges of approximately $11.4 million were recognized related to the Canadian restructuring, consisting primarily of the noncash write down of long-lived assets of $8.5 million to their estimated fair market value.
The following table summarizes the carrying values of the Canadian nonbranded businesses’ assets held for sale included in the Consolidated Balance Sheet at April 30, 2006.

Assets held for sale:
Inventories	$18,533
Property, plant, and equipment – net	71,182
Other assets	535

Total assets held for sale	$90,250

The Company expects to incur total restructuring costs of approximately $61 million related to these initiatives, of which $53.8 million has been incurred since the announcement of the initiative in March 2003. The balance of the costs and remaining cash payments, estimated to be approximately $7.2 million and $7.4 million, respectively, are related to the Canadian restructuring and will primarily be incurred through 2008.

The following table summarizes the activity with respect to the restructuring and related asset impairment charges recorded and reserves established and the total amount expected to be incurred.

	Employee	Long-Lived	Equipment
	Separation	Asset Charges	Relocation	Other Costs	Total

Total expected restructuring charge	$16,900	$19,500	$6,900	$17,700	$61,000

Balance at May 1, 2004	$4,397	$—	$—	$1,149	$5,546
Charge to expense	6,222	1,002	3,548	2,548	13,320
Cash payments	(6,660)	—	(3,548)	(2,159)	(12,367)
Noncash utilization	(737)	(1,002)	—	(1,538)	(3,277)

Balance at April 30, 2005	$3,222	$—	$—	$—	$3,222
Charge to expense	2,984	1,699	2,414	2,888	9,985
Cash payments	(4,512)	—	(2,414)	(2,323)	(9,249)
Noncash utilization	—	(1,699)	—	(565)	(2,264)

Balance at April 30, 2006	$1,694	$—	$—	$—	$1,694
Charge to expense	357	9,292	67	2,385	12,101
Cash payments	(1,415)	—	(67)	(1,696)	(3,178)
Noncash utilization	(108)	(9,292)	—	(689)	(10,089)

Balance at April 30, 2007	$528	$—	$—	$—	$528

Remaining expected restructuring charge	$500	$300	$—	$6,400	$7,200

Approximately $9,981, $2,263, and $2,466 of the total restructuring charges of $12,101, $9,985, and $13,320 in 2007, 2006, and 2005, respectively, were reported in cost of products sold in the accompanying Statements of Consolidated Income, while the remaining charges were reported in other restructuring costs. The restructuring costs classified as cost of products sold include long-lived asset charges and inventory disposition costs. Total expected employee separation costs of approximately $16,900 are being recognized over the estimated future service period of the related employees. The obligation related to employee separation costs is included in salaries, wages, and additional compensation, in the Consolidated Balance Sheets.
Long-lived asset charges include accelerated depreciation related to machinery and equipment that will be used by the production facilities until they close. Other costs include miscellaneous expenditures associated with the Company’s restructuring initiative and are expensed as incurred. These costs include employee relocation, professional fees, and other closed facility costs.
Note F: Reportable Segments
The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: U.S. retail market and special markets. The U.S. retail market segment includes the consumer and consumer oils and baking business areas. This segment primarily represents the domestic sales of Smucker’s, Jif, Crisco, Pillsbury, Hungry Jack, White Lily, and Martha White branded products to retail customers. The special markets segment is comprised of the international, foodservice, beverage, and Canada strategic business areas. Special markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (i.e., restaurants, schools and universities, health care operations), and health and natural foods stores and distributors.

The following table sets forth reportable segment and geographical information.

	Year Ended April 30,
	2007	2006	2005

Net sales:
U.S. retail market	$1,547,064	$1,484,873	$1,405,191
Special markets	600,953	669,853	638,686

Total net sales	$2,148,017	$2,154,726	$2,043,877

Segment profit:
U.S. retail market	$319,795	$305,121	$295,045
Special markets	72,974	68,033	64,049

Total segment profit	$392,769	$373,154	$359,094

Interest income	9,225	6,630	4,683
Interest expense	(23,363)	(24,026)	(22,555)
Amortization	(1,528)	(190)	(362)
Share-based compensation expense	(11,257)	(7,255)	(1,609)
Restructuring costs	(12,101)	(9,985)	(13,320)
Merger and integration costs	(61)	(17,934)	(17,954)
Corporate administrative expenses	(111,082)	(109,223)	(103,843)
Other unallocated (expense) income	(1,598)	4,399	480

Income from continuing operations before income taxes	$241,004	$215,570	$204,614

Net sales:
Domestic	$1,819,747	$1,746,111	$1,677,863
International:
Canada	$282,069	$368,017	$338,798
All other international	46,201	40,598	27,216

Total international	$328,270	$408,615	$366,014

Total net sales	$2,148,017	$2,154,726	$2,043,877

Assets:
Domestic	$2,198,029	$2,101,109	$2,107,999
International:
Canada	$484,641	$539,750	$517,343
All other international	11,153	8,885	10,552

Total international	$495,794	$548,635	$527,895

Total assets	$2,693,823	$2,649,744	$2,635,894

Long-lived assets:
Domestic	$1,690,755	$1,662,389	$1,709,622
International:
Canada	$357,486	$339,490	$298,098
All other international	6,216	5,027	6,087

Total international	$363,702	$344,517	$304,185

Total long-lived assets	$2,054,457	$2,006,906	$2,013,807

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information.

	Year Ended April 30,
	2007	2006	2005

Peanut butter	21%	19%	20%
Shortening and oils	15	16	17
Fruit spreads	14	14	14
Flour and baking ingredients	11	14	13
Baking mixes and frostings	11	11	11
Portion control	5	5	4
Juices and beverages	5	4	4
Toppings and syrups	5	4	4
Uncrustables frozen sandwiches	4	4	3
Pickles and condiments	3	3	3
Industrial ingredients	—	1	3
Other	6	5	4

Total	100%	100%	100%

Note G: Earnings per Share
The following table sets forth the computation of earnings per common share and earnings per common share-assuming dilution.

	Year Ended April 30,
	2007	2006	2005

Numerator:
Income from continuing operations for earnings per common share and earnings per common share – assuming dilution	$157,219	$143,354	$130,460

Denominator:
Weighted-average shares	56,432,839	57,863,270	57,086,734
Effect of dilutive securities:
Stock options	389,247	435,361	533,875
Restricted stock	234,335	126,730	128,171

Denominator for earnings per common share – assuming dilution	57,056,421	58,425,361	57,748,780

Income from continuing operations per common share	$2.79	$2.48	$2.29

Income from continuing operations per common share – assuming dilution	$2.76	$2.45	$2.26

Options to purchase 24,248 common shares at $57.09 per share were outstanding during 2007 but were not included in the computation of earnings per common share – assuming dilution, as the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Note H: Marketable Securities
The Company invests in debt securities. Under the Company’s investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. The Company determines the appropriate categorization of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for current operations, which is currently consistent with the securities maturity date.
Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of other comprehensive income (loss). Approximately $26,272, $31,101, and $67,094 of proceeds have been realized upon maturity or sale of available-for-sale marketable securities in 2007, 2006, and 2005, respectively, resulting in no gains or losses. The Company uses specific identification to determine the basis on which securities are sold.
The following table is a summary of available-for-sale marketable securities at April 30, 2007 and 2006.

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

Mortgage-backed securities	$44,679	$134	$(696)	$44,117

Balance at April 30, 2007	$44,679	$134	$(696)	$44,117

		Gross	Gross
		Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

U.S. corporate securities	$10,020	$—	$(93)	$9,927
Mortgage-backed securities	35,931	—	(1,824)	34,107
Federal agency note	4,994	—	(39)	4,955

Balance at April 30, 2006	$50,945	$—	$(1,956)	$48,989

The contractual maturities of these available-for-sale marketable securities were as follows:

	April 30, 2007		April 30, 2006
		Estimated		Estimated
	Cost	Fair Value	Cost	Fair Value

Due in one year or less	$—	$—	$15,014	$14,882
Due after one to five years	—	—	—	—
Mortgage-backed securities	44,679	44,117	35,931	34,107

Total marketable securities	$44,679	$44,117	$50,945	$48,989

Marketable securities in an unrealized loss position at April 30, 2007, are presented in the following table by length of time the securities were in an unrealized loss position.

		Estimated	Unrealized	Number
	Cost	Fair Value	Loss	of Securities

Less than 12 months	$—	$—	$—	—
More than 12 months	29,754	29,058	(696)	3

Balance at April 30, 2007	$29,754	$29,058	$(696)	3

Based on management’s evaluation at April 30, 2007, considering the nature of the investments, the credit worthiness of the issuers, and the intent and ability of the Company to hold the securities for the period necessary to recover the cost of the securities, the decline in the fair values was determined to be temporary.
Note I: Goodwill and Other Intangible Assets
A summary of changes in the Company’s goodwill during the years ended April 30, 2007 and 2006, by reportable segment is as follows:

	U.S. Retail	Special
	Market	Markets	Total

Balance at May 1, 2005	$910,577	$40,631	$951,208
Acquisition	(3,247)	(189)	(3,436)
Other	(5,233)	(1,572)	(6,805)

Balance at April 30, 2006	$902,097	$38,870	$940,967
Acquisition	34,800	15,434	50,234
Other	(364)	(66)	(430)

Balance at April 30, 2007	$936,533	$54,238	$990,771

Included in the other category at April 30, 2007 and 2006, were tax adjustments made related to various items recognized in goodwill that are deductible for tax purposes. During 2007, the Company acquired the White Lily and the Five Roses brands and recognized goodwill of $34,800 and $15,434, respectively, related to these transactions.

The Company’s other intangible assets and related accumulated amortizations are as follows:

	April 30, 2007			April 30, 2006
	Acquisition	Accumulated		Acquisition	Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Finite-lived intangible assets subject to amortization:
Patents	$1,000	$492	$508	$1,000	$392	$608
Trademarks	6,592	251	6,341	—	—	—

Total intangible assets subject to amortization	$7,592	$743	$6,849	$1,000	$392	$608

Indefinite-lived intangible assets not subject to amortization:
Trademarks	$471,345	$—	$471,345	$472,307	$—	$472,307

Total other intangible assets	$478,937	$743	$478,194	$473,307	$392	$472,915

During 2007, the Company acquired two finite-lived trademarks related to the White Lily and the Five Roses brands valued at $6,592.
Amortization expense for finite-lived intangible assets was approximately $351, $100, and $361 in 2007, 2006, and 2005, respectively. The weighted-average useful life of the finite-lived intangible assets is 19 years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $477.
Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. The annual impairment review of all appropriate assets was performed as of February 1, 2007. Goodwill impairment is tested at the reporting unit level which are the Company’s operating segments. During 2007, approximately $225 of impairment was recorded related to certain indefinite-lived intangible assets, as a result of the annual impairment review.
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
Effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires the recognition of a plan’s funded status as an asset for fully funded plans and as a liability for unfunded or under-funded plans. Previously unrecognized actuarial gains and losses and prior service costs must now be recorded in accumulated other comprehensive income (loss). The amounts recorded in accumulated other comprehensive income (loss) will continue to be modified as actuarial assumptions and service costs change and such amounts will be amortized to expense over a period of time through the net periodic benefit cost.
The following table summarizes the components of net periodic benefit cost and other comprehensive income related to the defined benefit pension and other postretirement plans:

	Defined Benefit Pension Plans			Other Postretirement Benefits
Year Ended April 30,	2007	2006	2005	2007	2006	2005

Service cost	$7,607	$9,002	$7,596	$2,016	$2,113	$1,866
Interest cost	23,740	22,399	19,593	3,081	3,332	3,171
Expected return on plan assets	(32,008)	(28,318)	(24,655)	—	—	—
Amortization of prior service cost (credit)	1,423	1,381	1,457	(204)	24	(43)
Amortization of initial net asset	(1)	(78)	(224)	—	—	—
Recognized net actuarial loss	1,393	2,779	825	49	156	347
Special termination benefits	—	—	193	—	—	—
Curtailment loss	111	—	544	—	—	—

Net periodic benefit cost	$2,265	$7,165	$5,329	$4,942	$5,625	$5,341

Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive income (loss), before income taxes:
Change prior to adoption of SFAS 158	$826	$13,527	$(16,122)	$—	$—	$—
Change due to adoption of SFAS 158	$(34,272)	$—	$—	$12,797	$—	$—

Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	6.30%	5.75%	6.25%	6.30%	5.75%	6.25%
Expected return on plan assets	8.25%	8.50%	8.50%	—	—	—
Rate of compensation increase	4.10%	4.40%	4.50%	—	—	—
Canadian plans:
Discount rate – before remeasurement	5.50%	5.50%	6.50%	5.50%	5.50%	6.50%
Discount rate – after remeasurement	5.00%	—	—	5.00%	—	—
Expected return on plan assets	8.00%	8.00%	8.50%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans’ and other postretirement benefits’ assets and benefit obligations. As a result of the sale of the Canadian nonbranded businesses in September 2006, a remeasurement of three Canadian plans was performed.

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits

	April 30,		April 30,
	2007	2006	2007	2006

Change in benefit obligation:
Benefit obligation at beginning of the year	$406,259	$400,466	$54,026	$58,785
Service cost	7,607	9,002	2,016	2,113
Interest cost	23,740	22,399	3,081	3,332
Amendments	2,831	—	—	(2,386)
Divestiture	(3,983)	—	(4,217)	—
Actuarial loss (gain)	21,755	(13,415)	(6,941)	(7,781)
Participant contributions	628	938	1,313	1,519
Benefits paid	(24,443)	(26,007)	(2,944)	(2,905)
Foreign currency translation adjustments	874	12,876	15	1,349

Benefit obligation at end of the year	$435,268	$406,259	$46,349	$54,026

Change in plan assets:
Fair value of plan assets at beginning of the year	$402,599	$339,866	$—	$—
Actual return on plan assets	40,257	48,787	—	—
Company contributions	10,955	24,994	1,631	1,386
Participant contributions	628	938	1,313	1,519
Benefits paid	(24,443)	(26,007)	(2,944)	(2,905)
Foreign currency translation adjustments	1,004	14,021	—	—

Fair value of plan assets at end of the year	$431,000	$402,599	$—	$—

Funded status of the plans	$(4,268)	$(3,660)	$(46,349)	$(54,026)
Unrecognized net actuarial loss	—	27,313	—	261
Unrecognized prior service cost (credit)	—	8,679	—	(2,002)
Unrecognized initial asset	—	(2)	—	—

Net benefit (liability) asset recognized	$(4,268)	$32,330	$(46,349)	$(55,767)

Other assets	$41,632	$57,783	$—	$—
Salaries, wages, and additional compensation	(19)	27	—	—
Defined benefit pensions	(45,881)	(37,656)	—	—
Postretirement benefits other than pensions	—	—	(46,349)	(55,767)
Accumulated other comprehensive income	—	12,176	—	—

Net benefit (liability) asset recognized	$(4,268)	$32,330	$(46,349)	$(55,767)

The following table summarizes amounts recognized in accumulated other comprehensive income (loss) at April 30, 2007, before income taxes.

		Other
	Defined Benefit	Postretirement
	Pension Plans	Benefits

Net actuarial (loss) gain	$(35,650)	$10,999
Prior service (cost) credit	(9,973)	1,798
Initial asset	1	—

Total	$(45,622)	$12,797

During 2008, the Company expects to recognize amortization of net actuarial losses, prior service cost, and initial asset of $1,070, $1,363, and $1, respectively, in net periodic benefit costs.
The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits

	April 30,		April 30,
	2007	2006	2007	2006

Weighted-average assumptions used in determining benefit obligation:
U.S. plans:
Discount rate	6.00%	6.30%	6.00%	6.30%
Rate of compensation increase	4.10%	4.10%	—	—
Canadian plans:
Discount rate	5.25%	5.50%	5.25%	5.50%
Rate of compensation increase	4.00%	4.00%	—	—

The rate of compensation increase is based on multiple graded scales and is weighted based on the active liability balance. For 2008, the assumed health care trend rates are nine and one-half percent and eight percent, for U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to five percent and four and one-half percent in 2014, for U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.
A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2007:

	One-Percentage Point
	Increase	Decrease

Effect on total service and interest cost components	$1,008	$(793)
Effect on benefit obligation	6,863	(5,638)

The following table sets forth selective information pertaining to the Company’s foreign pension and other postretirement benefit plans.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits
Year Ended April 30,	2007	2006	2007	2006

Benefit obligation at end of the year	$137,005	$128,964	$12,473	$15,920
Fair value of plan assets at end of the year	147,284	132,710	—	—

Funded status of the plans	$10,279	$3,746	$(12,473)	$(15,920)

Service cost	$1,696	$2,992	$200	$272
Interest cost	6,607	6,429	714	771
Company contributions	8,465	3,181	802	609
Participant contributions	628	938	—	—
Benefits paid	(7,691)	(7,119)	(802)	(609)
Net periodic benefit (income) cost	(1,710)	850	964	1,138

The following table sets forth additional information related to the Company’s defined benefit pension plans.

	April 30,
	2007	2006

Accumulated benefit obligation for all pension plans	$410,389	$379,764
Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	80,324	73,313
Fair value of plan assets	39,183	35,695
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	85,084	138,400
Fair value of plan assets	39,183	95,494

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
The Company’s pension plans’ asset target and actual allocations are as follows:

		Actual Allocation
		April 30,
	Target
	Allocation	2007	2006

Equity securities	50%	54%	54%
Debt securities	40	40	39
Cash and other investments	10	6	7

	100%	100%	100%

Included in equity securities are 317,552 of the Company’s common shares at April 30, 2007 and 2006. The market value of these shares is $17,726 at April 30, 2007. The Company paid dividends of $356 on these shares during 2007.
The Company expects to contribute approximately $1.8 million to the pension plans in 2008. The Company expects to make the following benefit payments for all benefit plans: $25 million in 2008, $25 million in 2009, $34 million in 2010, $27 million in 2011, $28 million in 2012, and $153 million in 2013 through 2017.
Certain of the Company’s active employees participate in multiemployer plans that provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $12, $929, and $1,408 in 2007, 2006, and 2005, respectively.
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
ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest incurred on ESOP debt was $530, $506, and $407 in 2007, 2006, and 2005, respectively. Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to fund ESOP debt repayment and were $684, $558, and $476 in 2007, 2006, and 2005, respectively. Dividends on unallocated shares are used to reduce expense and were $356, $380, and $398 in 2007, 2006, and 2005, respectively. The principal payments received from the ESOP in 2007, 2006, and 2005 were $508, $519, and $540, respectively.
Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained income by the Company.
As permitted by Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans, the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2007, the ESOP held 307,203 unallocated and 682,219 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.
Defined Contribution Plans: The Company offers employee savings plans for all domestic and Canadian employees not covered by certain collective bargaining agreements. The Company’s contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2007, 2006, and 2005 were $4,138, $4,213, and $4,654, respectively.

Note L: Stock Benefit Plans
The Company provides for equity-based incentives to be awarded to key employees and nonemployee directors. Currently, these incentives consist of restricted shares, restricted stock units, deferred shares, deferred stock units, performance units, performance shares, and stock options. These awards are administered through various plans, as described in the following paragraphs.
2006 Equity Compensation Plan: In August 2006, the Company’s shareholders approved the 2006 Equity Compensation Plan. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, deferred stock units, performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to the Company’s nonemployee directors, consultants, officers, and other employees. Deferred stock units granted to nonemployee directors vest immediately. At April 30, 2007, there were 2,491,171 shares available for future issuance under this plan. As a result of this plan becoming effective in August 2006, no further awards will be made under the previously existing equity compensation plans listed below, except for certain defined circumstances included in the new plan.
1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted shares, which may include performance criteria, as well as stock appreciation rights, deferred shares, performance shares, and performance units. As a result of the adoption of the 2006 Equity Compensation Plan, no further awards may be granted under this plan except for the potential conversion of performance units and performance shares granted in June 2006, into restricted shares once such performance units and performance shares are earned. Options granted under this plan became exercisable at the rate of one-third per year, beginning one year after the date of grant. The contractual term of the options is 10 years, and the option price is equal to the market value of the shares on the date of the grant. Restricted shares and deferred shares issued under this plan are subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. Restricted shares and deferred shares issued to date under the plan are generally subject to a four-year forfeiture period, but may provide for the earlier termination of restrictions in the event of retirement, the attainment of a defined age and service requirements, permanent disability or death of an employee, or a change in control of the Company.
Upon adoption of Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment (“SFAS 123R”), restricted shares, deferred stock units, performance units, and performance shares are charged to expense over the requisite service period, which includes a one-year performance period plus the defined forfeiture period. Performance units and performance shares are granted to a limited number of executives. At the beginning of each fiscal year, performance criteria are established for the restricted shares, deferred stock units, performance shares, and performance units to be earned during the year. At the end of the one-year performance period, the restricted shares and deferred stock units are granted and the performance units and performance shares are converted into restricted shares and all are subject to normal vesting over the remaining forfeiture period. The actual number of restricted shares issued on the conversion date will depend on the actual performance achieved.
1987 Stock Option Plan: Options granted under this plan became exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. The maximum contractual term on options issued under this plan is 10 years. As a result of the adoption of the 2006 Equity Compensation Plan, there are no common shares available for future grant under this plan.

Nonemployee Director Stock Option Plan: This plan provides for the issuance of stock options to nonemployee directors annually. Options granted under this plan became exercisable six months after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. The maximum contractual term on options issued under this plan is 10 years. As a result of the adoption of the 2006 Equity Compensation Plan, there are no common shares available for future grant under this plan.
Amended and Restated 1997 Stock-Based Incentive Plan: This plan was initially adopted by shareholders of International Multifoods Corporation (“Multifoods”) in 1997. Effective with the Company’s acquisition of Multifoods, the Company assumed the plan. After the acquisition, only former employees of Multifoods that are employed by the Company were eligible to receive awards under the plan. The maximum contractual term on options issued under this plan is 10 years. As a result of the adoption of the 2006 Equity Compensation Plan, there are no common shares available for future grant under this plan.
As a result of the Multifoods acquisition, the Company also assumed two additional stock benefit plans. However, no common shares are available for future grant under these plans.
Under the 2006 Equity Compensation Plan, the Company has the option to settle share-based awards by issuing common shares from treasury or issuing new Company common shares. For awards granted from the Company’s other equity compensation plans, the Company issues common shares from treasury, except for plans that were acquired as part of the Multifoods acquisition, which are settled by issuing new Company common shares.
Stock Options
Beginning in fiscal 2006, the Company replaced its employee stock option incentive program with a restricted shares program. No stock options were issued during 2007. During 2006, 12,000 stock options were issued to nonemployee directors, with a grant date fair value of $11.45. During 2005, 12,000 stock options were issued to nonemployee directors with a grant date fair value of $12.18 and 537,000 stock options were granted to employees with a grant date fair value of $11.62.
On April 12, 2006, the Executive Compensation Committee of the Company’s Board of Directors approved accelerating the vesting of previously issued stock options that had exercise prices greater than $39.31, the closing price of the Company’s common shares on the New York Stock Exchange on April 11, 2006. As a result, approximately 441,000 stock options with exercise prices of either $43.38 or $44.17 became immediately exercisable. Approximately 110,000 and 331,000 of these options would originally have vested in 2007 and 2008, respectively. The Company accelerated vesting in order to minimize future noncash compensation expense associated with stock options upon adoption of SFAS 123R on May 1, 2006. By accelerating the vesting of those options, the Company did not incur compensation expense related to those options of approximately $2.7 million in 2007 and will not incur compensation expense of approximately $1.0 million in 2008, that otherwise would have been required to be recognized in the respective periods upon adoption of SFAS 123R.

A summary of the Company’s stock option activity, and related information follows:

		Weighted-
		Average
		Exercise
	Options	Price

Outstanding at May 1, 2004	2,563,573	$30.64
Assumed in the Multifoods acquisition	921,824	41.77
Granted	549,000	44.21
Exercised	(740,024)	30.87
Forfeited	(122,191)	47.31

Outstanding at April 30, 2005	3,172,182	$35.53
Granted	12,000	47.78
Exercised	(191,464)	24.84
Forfeited	(54,606)	48.46

Outstanding at April 30, 2006	2,938,112	$36.03
Granted	—	—
Exercised	(763,172)	36.56
Forfeited	(27,582)	51.30

Outstanding at April 30, 2007	2,147,358	$35.65

Exercisable at April 30, 2005	2,024,247	$32.68
Exercisable at April 30, 2006	2,938,112	36.03
Exercisable at April 30, 2007	2,147,358	35.65

At April 30, 2007, the weighted-average remaining contractual term for stock options outstanding and exercisable was 5.3 years, and the aggregate intrinsic value of these stock options was $43,319.
The total intrinsic value of options exercised during 2007, 2006, and 2005, was approximately $9,409, $3,674, and $11,776, respectively.
Other Equity Awards
A summary of the Company’s restricted shares, deferred shares, deferred stock units, performance shares, and performance unit activity, follows:

	Restricted/
	Deferred	Weighted-
	Shares and	Average	Performance	Weighted-
	Deferred	Grant Date	Shares and	Average
	Stock Units	Fair Value	Units	Fair Value

Outstanding at May 1, 2006	301,350	$44.03	63,310	$39.26
Granted	172,669	40.80	69,915	40.41
Converted	63,310	40.41	(63,310)	40.41
Unrestricted	(102,430)	41.74	—	—
Forfeited	(7,054)	44.45	—	—

Outstanding at April 30, 2007	427,845	$42.92	69,915	$55.82

The total fair value of equity awards other than stock options vesting in 2007 and 2006, was approximately $4,276 and $3,700, respectively. No equity awards other than stock options vested in 2005. The weighted-average grant date fair value of restricted shares, deferred shares, and deferred stock units is the average of the high and the low share price on the date of grant.
During 2007, the Company granted 235,979 restricted shares and deferred stock units. Included in the grant is 13,500 deferred stock units and 213,750 restricted shares, with 63,310 of these representing the conversion of performance shares and performance units into restricted shares, all with a grant date fair value of $40.41 and a total fair value of $9,183 to employees, and 8,729 deferred stock units granted to nonemployee directors with a grant date fair value of $48.12 and a total fair value of $420. Also during 2007, the Company granted performance units and performance shares that corresponded to approximately 69,915 common shares with a grant date fair value of $40.41 and a total fair value of $2,825 on the date of grant. The actual number of performance units and performance shares earned may vary from the date of grant until the conversion to restricted shares based on actual Company performance and the average market value of the shares over the defined trading period. The performance units and performance shares granted in 2007 were converted into 67,440 restricted shares in June 2007 at a fair value of $57.73 per share. The grant date fair value of these awards was the average of the high and low share price on the date of grant. During 2006, the Company issued 189,240 restricted shares and 10,400 deferred stock units with a grant date fair value of $50.11. Also in 2006, the Company granted performance units and performance shares to certain executives. The performance units and performance shares granted in 2006 were converted into 63,310 restricted shares in June 2006 at a fair value of $40.41 per share. The restricted shares are subject to a forfeiture period as discussed above. No restricted shares or deferred stock units were granted in 2005.
Note M: Long-Term Debt and Financing Arrangements
Long-term debt consists of the following:

	April 30,
	2007	2006

6.77% Senior Notes due June 1, 2009	$75,000	$75,000
7.87% Series B Senior Notes due September 1, 2007	33,000	33,000
7.94% Series C Senior Notes due September 1, 2010	10,000	10,000
4.78% Senior Notes due June 1, 2014	100,000	100,000
6.60% Senior Notes due November 13, 2009	207,643	210,602

Total long-term debt	$425,643	$428,602
Current portion of long-term debt	33,000	—

Total long-term debt less current portion	$392,643	$428,602

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

The Company has available a $180 million revolving credit facility with a group of three banks. Interest on the revolving credit facility is based on prevailing U.S. prime, Canadian Base Rate, LIBOR, or Canadian CDOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of the borrowing term. At April 30, 2007, the Company did not have a balance outstanding under the revolving credit facility. At April 30, 2007, the Company had standby letters of credit of approximately $13.3 million outstanding.
Interest paid totaled $27,580, $29,374, and $29,075 in 2007, 2006, and 2005, respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the 6.60 percent Senior Notes, amortization of deferred interest rate swap gains, and interest capitalized of $306, $507, and $1,000 in 2007, 2006, and 2005, respectively.
Subsequent to year-end, on May 31, 2007, the Company issued $400 million of 5.55 percent Senior Notes, due April 1, 2022. The notes are unsecured and interest is paid semiannually. Proceeds from the issuance were used to pay off borrowings under the revolving credit facility used in financing the acquisition of Eagle Family Foods Holdings, Inc. Additional proceeds will be used to finance other strategic and long-term initiatives as determined by the Company. The notes have required prepayments, the first of which is $50 million, on April 1, 2013.
Note N: Contingencies
The Company, like other food manufacturers, is from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. The Company is not currently party to any pending proceedings which could reasonably be expected to have a material adverse effect on the Company.
The Company is currently involved with an environmental investigation at one of its production facilities. The former owner of the site is also involved in the investigation and is expected to have primary responsibility for the site remediation. Due to uncertainties surrounding the environmental investigation and the nature and extent of remediation, the Company’s liability cannot be reasonably estimated and measured at this time, but the Company does not anticipate the liability to have a material impact on its consolidated financial statements.
In conjunction with the acquisition of Multifoods, the Company has assumed certain guarantees that resulted from the sale by Multifoods, in September 2002, of its foodservice distribution business to Wellspring Distribution Corporation (“Wellspring”). These guarantees relate to certain real estate and tractor-trailer fleet lease obligations of the business. The guarantees require the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. The tractor-trailer fleet guarantee expired in September 2006, and the real estate guarantees will expire in September 2010. At April 30, 2007, the Company’s outstanding guarantees for the real estate lease obligations of Wellspring were $6,395.
The possibility that the Company would be required to honor the contingent liabilities under the real estate guarantee is largely dependent upon the future operations of Wellspring and the value of the underlying leased properties. The Company currently has no liability recorded related to the guarantee. Should a reserve be required in the future, it would be recorded at the time the obligation was considered to be probable and estimable.

Note O: Derivative Financial Instruments
The Company is exposed to market risks, such as changes in interest rates, currency exchange rates, and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions.
Commodity Price Management: In connection with the purchase of inventories by the Company’s flour and baking business in Canada, and the consumer oils and baking business in the United States, the Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of flour and edible oils. The Company also enters into commodity futures and options related to the delivery of natural gas to its manufacturing plants in the United States. The derivative instruments generally have maturities of less than one year. Certain of the derivative instruments associated with the Company’s oils business meet the hedge criteria according to Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings.
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
The mark-to-market value of all derivative commodity instruments is included in current assets on the Consolidated Balance Sheets. As of April 30, 2007 and 2006, the deferred gain, net of tax, included in accumulated other comprehensive income (loss) was $858 and $720, respectively. The entire amount at April 30, 2007, is expected to be recognized in earnings as the related commodity is utilized during 2008. The impact of commodities futures contracts and options recognized in earnings was a gain of $4,940 and $637 in 2007 and 2006, respectively, and a loss of $10,915 in 2005. Included in these amounts are amounts related to nonqualifying, excluded, and ineffective portions of hedges resulting in a gain of $1,552 and $1,742 in 2007 and 2006, respectively, and a loss of $2,389 in 2005.
Interest Rate Hedging: The Company’s policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, the Company may periodically enter into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. At April 30, 2007 and 2006, the balance of the deferred gains related to terminated swaps was $585 and $1,395, respectively, and is included in other noncurrent liabilities on the Consolidated Balance Sheets.
Foreign Exchange Rate Hedging: The Company may periodically utilize forward currency exchange contracts. The contracts generally have maturities of less than one year. These contracts are used to hedge the effect of the foreign exchange fluctuations on future cash payments related to purchases of certain assets. At the inception of the contract, the derivative is evaluated and documented for SFAS 133 accounting treatment. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of other comprehensive income. These gains or losses are reclassified to earnings in the period the contracts are executed. The ineffective portion of these contracts is immediately recognized in earnings. Certain instruments used to manage foreign exchange exposures do not meet the requirements for hedge accounting treatment, the change in value of these instruments is immediately recognized in earnings.

Note P: Other Financial Instruments
Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities, and trade receivables. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company’s marketable securities are in debt securities. Under the Company’s investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. With respect to trade receivables, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company’s financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts. The fair value of the Company’s fixed-rate long-term debt, estimated using current market rates and a discounted cash flow analysis, was approximately $426,487 at April 30, 2007.
The following table provides information on the carrying amount and fair value of financial instruments, including derivative financial instruments.

	April 30, 2007		April 30, 2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Marketable securities
Current	$—	$—	$14,882	$14,882
Noncurrent	44,117	44,117	34,107	34,107
Long-term debt
6.77% Senior Notes due June 1, 2009	75,000	77,905	75,000	78,262
7.87% Series B Senior Notes due September 1, 2007	33,000	33,400	33,000	34,193
7.94% Series C Senior Notes due September 1, 2010	10,000	10,867	10,000	10,974
4.78% Senior Notes due June 1, 2014	100,000	96,278	100,000	93,121
6.60% Senior Notes due November 13, 2009	207,643	208,037	210,602	207,295
Derivative financial instruments (net assets)	971	971	1,030	1,030

Note Q: Income Taxes
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	April 30,
	2007	2006

Deferred tax liabilities:
Intangible assets	$139,445	$134,011
Depreciation and amortization	54,925	64,293
Pension and other employee benefits	10,976	11,409
Other	4,434	4,522

Total deferred tax liabilities	$209,780	$214,235

Deferred tax assets:
Loss carryforwards	$12,783	$37,867
Post-employment and other employee benefits	42,240	35,461
Tax credit carryforwards	12,203	12,203
Intangible assets	4,579	4,990
Other	8,031	12,216

Total deferred tax assets	$79,836	$102,737
Valuation allowance for deferred tax assets	(16,626)	(24,024)

Total deferred tax assets less allowance	$63,210	$78,713

Net deferred tax liability	$146,570	$135,522

The following table summarizes domestic and foreign loss carryforwards at April 30, 2007.

	Related Tax	Deferred
	Deduction	Tax Asset	Expiration Date

Loss carryforwards:
Federal net operating loss	$17,251	$6,038	2024
Federal capital loss	4,586	1,632	2009 to 2012
State net operating loss	113,980	4,430	2008 to 2027
Foreign net operating loss	2,072	683	2017

Total loss carryforwards	$137,889	$12,783

The following table summarizes tax credit carryforwards at April 30, 2007.

	Deferred
	Tax Asset	Expiration Date

Tax credit carryforwards:
Foreign tax credit	$9,512	2010 to 2015
Alternative minimum tax credit	2,691	Indefinite

Total tax credit carryforwards	$12,203

The valuation allowance decreased by $7,398 primarily to reflect the write-off of deferred tax assets and full valuation allowances associated with expired loss carryforwards. The valuation allowance at April 30, 2007, includes approximately $15,338 for the domestic and foreign loss and tax credit carryforwards. Approximately $4,874 of the valuation allowance, if subsequently recognized as a tax benefit, would be allocated to reduce goodwill.
Domestic income and foreign withholding taxes have not been recorded on undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax credits or deductions for foreign taxes already paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.
Income (loss) from continuing operations before income taxes is as follows:

	Year Ended April 30,
	2007	2006	2005

Domestic	$241,349	$210,157	$187,780
Foreign	(345)	5,413	16,834

Income from continuing operations before income taxes	$241,004	$215,570	$204,614

The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2007	2006	2005

Current:
Federal	$59,207	$34,460	$28,645
Foreign	(3,756)	(81)	4,490
State and local	5,804	4,713	4,772
Deferred	22,530	33,124	36,247

Total income tax expense – continuing operations	$83,785	$72,216	$74,154

Total income tax expense – discontinued operations	$—	$—	$4,725

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

	Year Ended April 30,
Percent of Pretax Income	2007	2006	2005

Statutory federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in income taxes resulting from:
State and local income taxes, net of federal income tax benefit	2.0	0.8	1.8
Other items – net	(2.2)	(2.3)	(0.6)

Effective income tax rate	34.8%	33.5%	36.2%

Income taxes paid	$54,581	$5,882	$60,359

Note R: Accumulated Other Comprehensive Income (Loss)
Comprehensive income is included in the Statements of Consolidated Shareholders’ Equity. The components of accumulated other comprehensive income (loss) as shown on the Consolidated Balance Sheets are as follows:

	Foreign	Pension	Unrealized	Unrealized Gain	Accumulated
	Currency	and Other	Gain (Loss) on	on Cash Flow	Other
	Translation	Postretirement	Available-for-Sale	Hedging	Comprehensive
	Adjustment	Liabilities	Securities	Derivatives	Income (Loss)

Balance at May 1, 2004	$(1)	$(6,023)	$249	$1,190	$(4,585)
Reclassification adjustments	92	—	—	(1,889)	(1,797)
Current period credit (charge)	15,185	(16,122)	(436)	1,467	94
Income tax benefit	—	5,812	161	156	6,129

Balance at April 30, 2005	$15,276	$(16,333)	$(26)	$924	$(159)
Reclassification adjustments	—	—	—	(1,467)	(1,467)
Current period credit (charge)	19,512	13,527	(1,025)	1,146	33,160
Income tax (expense) benefit	—	(4,817)	375	117	(4,325)

Balance at April 30, 2006	$34,788	$(7,623)	$(676)	$720	$27,209
Reclassification adjustments	—	—	—	(1,146)	(1,146)
Current period credit	2,437	826	2,593	1,354	7,210
Adjustments to initially apply Statement of Financial Accounting Standards No. 158	—	(21,475)	—	—	(21,475)
Income tax benefit (expense)	—	6,978	(949)	(70)	5,959

Balance at April 30, 2007	$37,225	$(21,294)	$968	$858	$17,757

Note S: Subsequent Event – Sale of Scotland Facility
On June 7, 2007, the Company sold its Livingston, Scotland, facility to the facility’s primary customer, the Kellogg Company. The transaction generated cash proceeds of approximately $4.3 million and resulted in a pretax gain of approximately $1.9 million. The sale is consistent with the Company’s overall strategy, which is to own and market leading North American brands.
Note T: Common Shares
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

adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or non-corporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of the Company’s assets;

any matter submitted to the Company’s benefit, stock option, compensation, or other similar plan; and

any matter relating to the issuance of common shares, or the repurchase of common shares that the Company’s Board of Directors determines is required or appropriate to be submitted to the Company’s shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to 10 votes per share, if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share are:

common shares beneficially owned for four consecutive years as of the June 18, 2007, annual meeting record date;

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
Under the plan, the rights will initially trade together with the Company’s common shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company’s common shares at a discounted price if a person or group acquires 10 percent or more of the outstanding common shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the thresholds. If exercisable, each right entitles the shareholder to buy one common share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.
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

Directors, Officers, and General Managers
— Directors —
Vincent C. Byrd
Senior Vice President, Consumer Market
The J. M. Smucker Company
R. Douglas Cowan A
Chairman
The Davey Tree Expert Company
Kent, Ohio
Kathryn W. Dindo A, E
Vice President and Chief Risk Officer
FirstEnergy Corp.
Akron, Ohio
Paul J. Dolan E
President
Cleveland Indians
Cleveland, Ohio
Elizabeth Valk Long A, E
Former Executive Vice President
Time Inc.
New York, New York
Nancy Lopez Knight G
Founder
Nancy Lopez Golf Company
Albany, Georgia
Gary A. Oatey G
Chairman and Chief Executive Officer
Oatey Co.
Cleveland, Ohio
Richard K. Smucker
President and Co-Chief Executive Officer
The J. M. Smucker Company
Timothy P. Smucker
Chairman and Co-Chief Executive Officer
The J. M. Smucker Company
William H. Steinbrink G
Advisor to Business and Non-Profit
Leaders
A	Audit Committee Member

E	Executive Compensation Committee Member

G	Nominating and Corporate Governance Committee Member
— Officers & General Managers —
Timothy P. Smucker
Chairman and Co-Chief Executive Officer
Richard K. Smucker
President and Co-Chief Executive Officer
Dennis J. Armstrong
Vice President, Logistics and Operational Support
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
Kenneth A. Miller
Vice President, Alternate Channels
John D. Milliken
Vice President, Logistics and Fruit Processing
Steven Oakland
Vice President and General Manager, Consumer Oils and Baking
Andrew G. Platt
Vice President, Information
Services and Chief Information Officer
Christopher P. Resweber
Vice President, Marketing Services
Julia L. Sabin
Vice President and General Manager,
Smucker Quality Beverages, Inc.
Mark T. Smucker
Vice President, International
Richard F. Troyak
Vice President, Operations
Paul Smucker Wagstaff
Vice President, Foodservice
and Beverage Markets
Albert W. Yeagley
Vice President, Quality Assurance
Adam M. Ekonomon
Assistant General Counsel
and Assistant Secretary
Debra A. Marthey
Assistant Treasurer
Sonal P. Robinson
Assistant Secretary
Gary A. Jeffcott
General Manager, International Market
David Lemmon
Managing Director, Canada
— Properties —
Corporate Offices:
Orrville, Ohio
Domestic Locations:
Chico, California
Cincinnati, Ohio
Grandview, Washington
Havre de Grace, Maryland
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem,
Pennsylvania
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Scottsville, Kentucky
Toledo, Ohio
West Fargo, North Dakota*
International Manufacturing Locations:
Delhi Township, Ontario, Canada
Dunnville, Ontario, Canada
Livingston, Scotland**
Ste. Marie, Quebec, Canada
Sales and Administrative Offices:*
Bentonville, Arkansas
Markham, Ontario, Canada
Mexico City, Mexico
Properties Acquired After April 30, 2007:
El Paso, Texas
Gahanna, Ohio*
Seneca, Missouri

*	Leased properties

**	The facility was sold on June 7, 2007

Corporate and Shareholder Information
Corporate Offices
The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000
Stock Listing
The J. M. Smucker Company’s common shares are listed on the New York Stock Exchange — ticker symbol SJM.
Corporate Web Site
To learn more about The J. M. Smucker Company, visit www.smuckers.com.
Annual Meeting
The annual meeting will be held at 11:00 a.m. Eastern Daylight Time, Thursday, August 16, 2007, in Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.
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
Book-entry share ownership

Share transfer matters (including name changes, gifting, and inheritances)

Direct deposit of dividend payments

Nonreceipt of dividend checks

Lost share certificates

Changes of address

Online shareholder account access

Form 1099 income inquiries (including requests for duplicate copies)
Shareholders may contact Shareholder Relations at the corporate offices regarding other shareholder inquiries.
Transfer Agent and Registrar
Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Telephone: (800) 456-1169
Telephone outside the U.S., Canada, and
Puerto Rico: (312) 360-5254
Web site: www.computershare.com/contactus
This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference “Forward-Looking Statements” located on page 24 in the Management’s Discussion and Analysis section.
© / TM / ® The J. M. Smucker Company or its subsidiaries. Pillsbury, Pillsbury BEST, the Barrelhead logo and the Doughboy character are trademarks of The Pillsbury Company, used under license. Borden is a trademark of BDS Two, Inc., used under license. Splenda and Splenda design are trademarks of McNeil Nutritionals, LLC.

All the Goodness of Our Company in a Store

SMUCKERS

Near the heart of Amish country, just a few short miles from our Orrville, Ohio, facility, there's a place that captures all the goodness of the Smucker family of brands, our brand showcase store. ✣ This summer, we've expanded to include more of The J.M. Smucker Company experience, including a heritage museum and an enlarged café where you can savor delicious recipes made from our branded ingredients. ✣ Come shop our selection of unique gifts, kitchen accessories, and custom gift baskets. Of course, you can always find your favorite products from brands like *Smucker's*®, *Jif*®, *Crisco*®, *Pillsbury*®, *Hungry Jack*®, *Martha White*®, *Eagle Brand*®, *R.W. Knudsen Family*®, *White Lily*®, *Robin Hood*®, *Bick's*®, *Dickinson's*®, and *Crosse & Blackwell*®.

We look forward to welcoming you soon!

333 Wadsworth Road (Rt. 57, one-quarter mile north of Rt. 30)
Orrville, Ohio 44667
(800) 258-1928
Open Monday – Saturday 9:00 a.m. to 6:00 p.m. Closed Sunday.

Just a Click Away...

SMUCKER'S

Unique gifts, hard-to-find flavors, and custom gift sets—all these and more are available from the comfort of your home through our *Smucker's*® Online Store. Browse our selection of mail order items anytime, from anywhere at smuckers.com/onlinestore.

The J.M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
(330) 682-3000
www.smuckers.com

Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-2342
© 1996 Forest Stewardship Council

The papers, paper mills, and printers for this publication are all certified by the Rainforest Alliance's SmartWood program for meeting the strict standards of the Forest Stewardship Council (FSC), which promotes environmentally appropriate, socially beneficial, and economically viable management of the world's forests.

Printed on paper with a minimum of 25% post-consumer waste recycled content.