Form 10-K, Exhibit 13
period 2008-04-30
SMUCKER J M CO
filed 2008-06-27
CIK 91419

Exhibit 13

SMUCKER'S®

Annual Report

~2008~

Will Moses
Eagle Bridge©

Financial Highlights
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in thousands, except per share data)	2008	2007

Net sales	$2,524,774	$2,148,017
Net income and net income per common share:
Net income	$170,379	$157,219
Net income per common share – assuming dilution	$3.00	$2.76
Income and income per common share before restructuring and merger and integration costs: (1)
Income	$178,881	$165,152
Income per common share – assuming dilution	$3.15	$2.89
Common shares outstanding at year end	54,622,612	56,779,850
Number of employees	3,250	3,025

(1) Reconciliation to net income:
Income before income taxes	$254,788	$241,004
Merger and integration costs	7,967	61
Cost of products sold – restructuring	1,510	9,981
Other restructuring costs	3,237	2,120

Income before income taxes, restructuring, and merger and integration costs	$267,502	$253,166
Income taxes	88,621	88,014

Income before restructuring and merger and integration costs	$178,881	$165,152

~ On Our Cover ~
“Apple Butter Season” © 2008 Will Moses
In the painting commissioned for this year’s cover, artist
Will Moses, great-grandson of legendary painter
Grandma Moses, transports us to an earlier time at
J. M. Smucker’s Orrville home, where families are
gathered to celebrate the goodness of the harvest.
~ Contents ~

Letter to Shareholders	2

Business Overview	6

Recipes	11

Five-Year Summary of Selected Financial Data	14

Summary of Quarterly Results of Operations	15

Stock Price Data	15

Comparison of Five-Year Cumulative Total Shareholder Return	16

Management’s Discussion and Analysis	17

Report of Management on Internal Control Over Financial Reporting	27

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	28

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	29

Report of Management on Responsibility for Financial Reporting	30

Consolidated Financial Statements	31

Notes to Consolidated Financial Statements	36

Directors, Officers, and General Managers	64

Properties	64

Corporate and Shareholder Information	65

Why We Are, Who We Are
...Our Culture
A culture of dotting the Of doing the right things and doing things right... A culture of growth — individual and as a company. It’s because of who we are. It’s
Our Commitment to Each Other. To our customers,
and to our consumers.
As we look to the future of unlimited possibilities,
we recognize the principles that are instrumental
to our success...
A culture deeply rooted in our Basic Beliefs...
Guideposts for decisions at every level... Why we are who we are. A culture that encourages commitment to each other...
Clear communication and collaboration...
Vision...A culture of appreciation. A family -sense of sharing in a job well done...
Where every person makes a difference.

Dear Shareholders and Friends:
* * *
Fiscal 2008 was another record year for The J. M. Smucker Company. This is especially gratifying in light of the year’s challenging economic environment and unprecedented commodity-driven cost increases, which impacted all of our businesses.

Sales, excluding divested businesses, were up 22 percent, and net income grew eight percent.

Net income per share was $3.00, up from $2.76 last year, a nine percent increase.

Cash flow from operations exceeded $190 million, allowing for a dividend increase for the 28th time in the last 31 years.
We attribute our fiscal 2008 success to:

Our loyal consumers and customers, who trust the Smucker family of brands to deliver on the promise of quality, taste, and value;

Our talented and dedicated employees, who continue to focus on our core business, while embracing change as we grow;

A clear strategy of owning and marketing leading food brands in North America; and

Our long-term commitment to investing in our brands, developing new products, and acquiring strategic businesses.
In fiscal 2008, we repurchased 2.9 million shares, totaling almost $150 million. This action demonstrates our confidence in our Company and is an effective means for continuing to create shareholder value.
~ Long-Term Performance ~
While we are proud of our fiscal 2008 results, they are only a snapshot of a single year. We believe that success is best measured over the long term, and we are pleased to report that our compounded net sales and earnings per share grew over the past decade by 16 percent and 10 percent, respectively.
     Just as important, we measure success by more than a financial yardstick. Our long-held values and philosophies tell the true story of who we are—and with whom you, as a shareholder, have entrusted your investment.
~ Our Purpose and Strategy ~
Our Company, brands, and people are about more than making and marketing products.
     At Smucker, our purpose is to help families share memorable meals and moments. Key to achieving our purpose is our strategic vision of owning and marketing #1 food brands in North America. The Smucker family of brands is a trusted part of everyday meals, casual get-togethers, and special occasions—all of which foster family connections and lasting memories.
     Bringing families together is best accomplished by employees who feel like family themselves. At Smucker, we maintain a unique family feeling by genuinely living our Basic Beliefs: Quality, People, Ethics, Growth, and Independence.
     Our purpose is what brings Smucker employees to work every day. Our strategy is what guides our organization in a common direction and is the framework for serving our consumers, customers, employees, suppliers, communities, and shareholders.
~ 2 ~

~ Serving Our Constituents ~
Consumers Meeting consumers’ needs is the heart of all we do. We always seek to understand what consumers want and to meet their needs with quality products that are “good and good for you,” “easy for you,” and that “make you smile.” That commitment, along with responsible marketing, helps establish a bond between our brands and consumers. Consumer trust, which takes years to build, is something we never take for granted.
Customers We strive to satisfy our customers by delivering outstanding service, offering fair prices, and creating jointly developed business plans that promise mutual benefits. Our emphasis on ethics, fairness, and quality is vital to long-term, productive customer relationships.
     A recent industry initiative called New Ways of Working Together aims to eliminate business disruptions, so that—as a team—retailers and manufacturers can focus more closely on satisfying consumers and growing business. While this is not a new objective for us, we have taken a leadership position in this initiative, because we believe it will benefit everyone: retailers, manufacturers, and ultimately, consumers.
Employees Smucker employees are quality people, each of whom brings important talents, perspectives, and skills to our Company. We believe that every employee makes a difference.
Suppliers Achieving our strategy depends on dedicated suppliers and business partners who share our willingness to go the extra mile in the name of quality and service.
We view our suppliers and business partners as extended family, and we treat them accordingly. Whether it is the brokers who stock the retail shelves, the drivers who deliver our products, the farmers who supply our raw materials, or the people who create our advertising— each supplier or partner plays a key role that we appreciate and acknowledge.
Communities We take seriously our responsibility to be good environmental stewards. Sustainability, a term now popular throughout the industry, describes what we have been doing for many years. We realize that sustainability begins at home—in the 20 North American communities in which we have offices and manufacturing plants—and that our local efforts fan out in concentric circles that ultimately impact the world.
Shareholders In the final analysis, we are confident that if we do a good job of serving our consumers, customers, employees, suppliers, and communities, we will ultimately deliver good returns for our shareholders.
It is clear to us that to achieve lasting, measurable results, we must serve each of our constituents with sincerity, trust, creativity, and unwavering dedication to doing what is right. This is a longstanding commitment on the part of thousands of thoughtful, capable people, working with shared purpose in an atmosphere of collaboration—people who strive every day to help families create memorable meals and moments together.
All of us at The J. M. Smucker Company thank you for your continued support and dedication.
Sincerely,

Tim Smucker	Richard Smucker
~ 3 ~

NEW!
SMUCKER'S
Uncrustables
PEANUT BUTTER & GRAPE JELLY SANDWICH
on White Whole Wheat Bread
4 Soft Bread SANDWICHES
WHOLE GRAIN
Pillsbury
BEST
Since 1869
ALL PURPOSE FLOUR
BLEACHED • ENRICHED
Great Recipes Start Here
PRE-SIFTED
Santa Cruz
ORGANIC
PEPPERMINT TEA
Crisco
All-Vegetable
SMUCKER'S
CIDER
Apple Butter
Dickinson's
PREMIUM
Relish

Whatever the occasion, we are honored that our brands are included in family meals every day. Our traditional favorites are joined by newly added brands, helping us deliver on our promise to offer products that are good and good for you, convenient, and that make you smile.

Pillsbury
EXTRA RICH & FUDGY!
Reduced Sugar
Chocolate Fudge
New!
50% LESS SUGAR
NEW!
SMUCKER'S
Sugar Free
CARAMEL
Pillsbury
Reduced Sugar
Chocolate Fudge
New!
New Look, Same Great Quality!
Martha White
Sweet Yellow Honey
Cornbread & Muffin Mix
Whole Grains
Just Add Milk & Egg!
BICK'S
Sandwich Savers
Pickles
Tangy Dill
Jif
CREAMY
PEANUT BUTTER
#1

Business Overview
***
~ U.S. Retail Segment ~
Sales and profits within our U.S. Retail segment grew by 21 percent and four percent, respectively, in fiscal 2008. Contributing to this growth were our core business, new products, and the first full year of sales and profits from the Eagle Brand acquisition. We are especially pleased with the performance of our U.S. Retail segment, given another year of record-high commodity costs that impacted all of our businesses.
     During uncertain economic times, the Smucker family of brands steadfastly provides consumers with highly proven, deeply trusted products. Smucker’s, Jif, Pillsbury, Crisco, Eagle Brand, Hungry Jack, Martha White, and White Lily are well-loved parts of the everyday meals and special occasions that bring families together.
     We are passionate about serving our consumers and customers, and we always seek better ways to meet their needs. In January 2008, we appointed Advantage Sales and Marketing as our single national broker for all of our grocery business within the U.S. Retail segment. This decision represents a major milestone in our go-to-market strategy. It will help us further improve customer service, realize a number of near-term efficiencies, and position our Company for future growth.
Fruit Spreads & Peanut Butter Our Smucker’s and Jif brands delivered record market-share growth in fiscal 2008. Consumers continue to reach for our many fruit spread varieties and peanut butter products, enjoying each on its own or pairing them to create the “Great American PB&J.”
     Our Smucker’s Organic fruit spreads and Smucker’s Sugar Free fruit spreads sweetened with Splenda® continue to perform well and now include even more varieties for consumers to choose from.
     This past year, we reintroduced “The Boys” television advertising campaign, featuring a young Tim and Richard Smucker. Through a series of three new television spots, consumers are reminded of the heritage of the Smucker’s brand and the quality ingredients we select for every jar of fruit spread.
     Peanut butter, our largest category, sustained impressive growth in fiscal 2008, as increasing numbers of consumers include this “good for you” and affordable protein in their pantries. We produced record volumes of Jif peanut butter to satisfy growing consumer demand and to help meet Customers’ need as a result of a competitor’s supply disruption.
     In fiscal 2008, we extended the Jif brand to the snack nuts category. Just as “choosy moms” and “choosy dads” have trusted Jif peanut butter for generations, consumers who crave the finest-quality peanuts, cashews, and mixed nuts are drawn to Jif snack nuts. New television advertising reminds snack nut consumers, “We have to be choosy. We’re Jif.”
Uncrustables Sandwiches Smucker’s Uncrustables sandwiches, which offer a convenient and fun way to enjoy a peanut butter and jelly sandwich, continue to bring smiles to the faces of consumers. Demand remains strong, and the introduction this past year of white whole wheat Smucker’s Uncrustables sandwiches in strawberry and grape varieties affords consumers another better-for-you alternative and broadens our presence in the frozen aisle.
~ 6 ~

Ice Cream Toppings Nothing says “celebration” like Smucker’s ice cream toppings. The introduction in fiscal 2008 of Smucker’s Triple Berry topping and Smucker’s Sugar Free Chocolate and Sugar Free Caramel Sundae Syrups heightens the fun and further expands our better-for-you alternatives in this category.
Potatoes, Pancakes, and Syrup This past year, we extended the reach of our Hungry Jack brand by continuing to focus on new products and expanding our product distribution and print and radio advertising. We began testing several products that will offer consumers even greater convenience. Included are Hungry Jack refrigerated potatoes, Hungry Jack frozen biscuits, and Hungry Jack Snack’n Waffles ready-to-eat, pre-sweetened waffles.
Baking and Oils We continued to strengthen and expand our U.S. baking aisle leadership position in fiscal 2008. Through our portfolio of baking brands, including Pillsbury, Eagle Brand, PET, Martha White, and White Lily, we offer consumers products that meet nearly all of their everyday and special-occasion baking needs.
     We enjoyed the first full year of sales from brands that joined our portfolio as part of the Eagle acquisition. The addition of Eagle Brand sweetened condensed milk, Eagle Brand evaporated milk, Eagle Brand dessert baking mixes, and Magnolia sweetened condensed milk further broadened our cross-promotional activities during the busy fall and spring holiday baking periods.
      Consumers often look for something exceptional to serve to family and friends on special occasions. Our newly introduced, simple-to-prepare Pillsbury Mint Chocolate Brownies, Pillsbury Pumpkin Caramel Delight, and Eagle Brand Magic Cookie Bar and Decadent Fudge dessert kits answer this desire with impossible-to-resist convenience.
     Consumers continue to respond positively to our better-for-you baking alternatives, including Pillsbury Reduced Sugar cake mixes and frostings, Pillsbury Reduced Sugar brownies, and Martha White whole-grain muffins and sweet yellow cornbread.
     Our Crisco olive oil products, which offer consumers a trusted brand in the “good for you” olive oil category, are a growing success. Thanks to ongoing momentum and expanded distribution, these products will be offered in the western United States in fiscal 2009.
     Our introduction of Crisco Puritan canola oil with Omega-3 DHA means consumers now have another smart choice for adding nutritional value to their meals.
     Unprecedented soybean, wheat, and milk commodity costs significantly challenged our Baking and Oils business in fiscal 2008. It is expected that these costs will continue to rise in the foreseeable future, making the always-vital need for cost and price management more critical than ever.
~ 7 ~

Hungry Jack
Complete
Buttermilk
Hungry Jack
Original
R.W. KNUDSEN
JUST CRANBERRY
NEW!
Crisco
PURITAN®
CANOLA OIL WITH
OMEGA-3
DHA
An Excellent Source of DHA Omega-3 Fatty Acids
BORDEN
EAGLE BRAND
AMERICA'S MOST TRUSTED
SWEETENED
CONDENSED MILK
90% Acid Neutralized
kava
Real Coffee from
Premium Beans

We strive to help families share memorable meals and moments. Great-tasting products from trusted brands make it easier for families to spend time together.

NEW!
Pillsbury
Pumpkin Caramel
DELIGHT
NEW
Robin Hood
Just Like Homemade!
Muffins
CARROT RAISIN BRAN
FRESHLY BAKED
SMUCKER'S
Strawberry
Preserves
SMUCKER'S
SUGAR FREE
Cherry
Preserves
SMUCKER'S
NATURAL
Peanut Butter
CREAMY

~Special Markets Segment~
Our Special Markets segment saw another record year. Compared to fiscal 2007, sales in this segment, excluding divested businesses, were up 25 percent. Profits increased 26 percent.
Canada Excluding divested businesses, our Canadian business experienced a 35 percent growth in sales in fiscal 2008. This significant increase was driven largely by a full year of Eagle Brand sales and our acquisition of Carnation, the #1 evaporated milk in Canada. Late in the fiscal year, we also acquired Europe’s Best frozen fruits and vegetables.
     Carnation and Europe’s Best join our already strong portfolio of #1 brands in Canada, including Smucker’s, Robin Hood, and Bick’s. The Carnation acquisition further strengthens our leadership position in the baking aisle, and Europe’s Best adds premium frozen fruits and vegetables to our product portfolio.
     Adding to a recent string of award-winning innovations in the baking category, we introduced Robin Hood frozen muffins this past year. Together, Europe’s best frozen fruits and vegetables and Robin Hood frozen muffins enhance our presence in Canada’s retail freezer aisles.
Foodservice Our Foodservice and Schools business grew by 27 percent in fiscal 2008. Key contributors were our core portion control business, Smucker’s Uncrustables sandwiches, and recent acquisitions of Eagle Brand and the Snack’n Wiffles brand. Snack’n Waffles ready-to-eat, pre-sweetened waffles offer consumers a convenient, handheld waffle to enjoy while away from home.
Beverage Our Beverage group continues to meet consumer desire for products that are “good and good for you” and made in a sustainable manner. This business, driven by our R. W. Knudsen Family and Santa Cruz Organic brands, grew in sales by nine percent in fiscal 2008. We introduced new products, including R. W. Knudsen Family Organic Pomegranate Nectar, R. W. Knudsen Family Organic Black Currant Nectar, and Sensible Sippers—juice boxes that provide parents with a convenient alternative for offering children organic juice, blended with just the right amount of water, while at home or on the go.
     Our Beverage business is an industry sustainability leader, receiving the California Waste Reductions Award for the eighth consecutive year.
International Consumers Consumers in more than 50 countries beyond the United States and Canada continue to enjoy our brands and products. The International group remains focused on Mexico and the Caribbean, with business growing in these markets by six percent and 66 percent, respectively, in fiscal 2008.
We are pleased to welcome these additions to the Smucker family of brands: Snack’n Waffles ready-to-eat, pre-sweetened waffles; king kelly California Orange Marmalade; and, in Canada, Carnation evaporated milk and Europe’s best frozen fruits and vegetables.
~ 10 ~

A Touch of Orange Apple Pie
Prep time: 25 minutes Cook time: 45 minutes Ready in: 2 hours Makes 8 servings
Thai Peanut Butter Chicken Wraps
Prep time: 10 minutes Ready in: 10 minutes Makes 4 wraps
Grilled Seafood Salad
Prep time: 40 minutes Cook time: 15 minutes Ready in: 1 hour Makes 6 servings
Mocha Walnut Pie
Prep time: 30 minutes Cook time: 45 minutes Ready in: 1 hour 45 minutes Makes 8 servings
Ingredients 1/2 cup Jif ® Creamy Peanut Butter or Jif ® Extra Crunchy Peanut Butter
1/2 cup pad thai sauce* 1/2 cup chopped green onions 4 burrito size tortillas
1 (6 oz.) package fully cooked, grilled chicken breast strips, cut into bite-size pieces or 1 1/3 cups cooked chicken 2 cups shredded lettuce
*Pad thai sauce is often located in the Asian foods section of many grocery stores.
Ingredients Marinade Juice of 1 lime
2 tablespoons Crisco® Pure Olive Oil 1/4 teaspoon salt 1/8 teaspoon cayenne pepper 1/2 pound fresh sea scallops, 10 to 20 count size 1/2 pound fresh tail-on shrimp, 21 to 25 count size
1 (6 oz.) package sliced portobello mushrooms Dressing 1/4 cup balsamic vinegar 1/2 teaspoon Dijon mustard Salt and pepper to taste 1 tablespoon chopped fresh herbs (basil, oregano, thyme) 1/2 cup Crisco® Pure Olive Oil Crisco® Original No-Stick Cooking Spray
Salad 12 cups fresh mixed baby greens 1 cup baby grape tomatoes
1 medium cucumber, halved lengthwise, sliced 1/2 each red and yellow bell peppers, cut in julienne strips 1/4 cup shredded carrots Freshly grated Parmesan cheese (optional)
Ingredients 1 (9-inch) single Classic Crisco® Pie Crust
(recipe available at Crisco.com)
2 (1 oz.) squares unsweetened chocolate 1/4 cup butter or margarine
1 1/2 tablespoons Kava® Coffee, dissolved in 1/4 cup hot water
1 (14 oz.) can Eagle Brand® Sweetened Condensed Milk
2 large eggs, well beaten 1 teaspoon vanilla extract 1 cup chopped walnuts
Whipped cream or frozen whipped topping, thawed (optional)
Sweet Southwestern Dip
Prep time: 5 minutes Ready in: 2 hours Makes approximately 2 cups
Brownie Bites with Caramel Fluff
Prep time: 20 minutes Bake time: 30 minutes Ready in: 1 hour 30 minutes Makes 12 servings
Orange Pecan Waffles with Sweet Waffles
Orange Syrup
Prep time: 8 minutes Cook time: 10 minutes Ready in: 30 minutes Makes 8 waffles
Fruit Kabobs with Creamy Cherry Peanut Butter Dip
Prep time: 15 minutes Ready in: 15 minutes Makes 8 servings
Ingredients 1 jar ® Sweet Pepper & Onion Relish
1-2 tablespoons ® Lime Curd 1/2 cup mayonnaise 1/2 cup sour cream 1/2 teaspoon chili powder (optional) Corn chips or tortilla chips
VARIATION Zesty Pepper Ingredients
1 (8 oz.) package cream cheese, softened 1 jar ® Sweet Pepper & Onion Relish
Assorted crackers Ingredients Crisco® Original No-Stick Cooking Spray 1 (12.35 oz.) package Pillsbury®
Reduced Sugar Chocolate Fudge Brownie Mix 1/3 cup Crisco® Pure Vegetable Oil
3 tablespoons water 1 large egg 1/3 cup ® Sugar Free Caramel Topping
2 cups sugar free frozen whipped topping, thawed 2 teaspoons mini semi-sweet chocolate chips Additional
® Sugar Free Caramel Topping (optional)
Ingredients
2 cups Hungry Jack® Buttermilk Complete Pancake & Waffle Mix
1/2 cup finely chopped pecans or walnuts 1/4 cup s® Sweet Orange Marmalade
1 1/4 cups water 1/4 cup Crisco® Pure Vegetable Oil 1 large egg
1 1/4 cups ® Sweet Orange Marmalade
1/4 teaspoon ground cinnamon
Whipped cream or frozen whipped topping, thawed
Ingredients 1 cup lowfat vanilla yogurt
1/4 cup ® Creamy Natural Peanut Butter 1/3 cup ® Cherry Sugar Free Preserves or any ® Sugar Free or Low SugarTM flavor of your choice 4 cups fresh fruit such as pineapple chunks, sliced kiwi, melon balls, grapes, assorted whole berries

Sweet ‘n’ Hot Southwestern Dip(Pictured on page 4)
Directions
STIR together all ingredients in small serving bowl.
COVER and chill 2 hours. Serve with corn chips or tortilla chips.
TIP: This is a great sandwich and hamburger spread too!
Zesty Pepper ‘n’Onion Dip
Directions
BEAT cream cheese in medium bowl until smooth. Gradually mix in relish. Spoon into small serving bowl.
COVER and chill at least 1 hour. Serve with crackers.
TIP: For an easier option, unwrap the block of cream cheese and place on a decorative plate. Pour relish over top. Serve with a small knife and crackers.

©/® The J. M. Smucker Company	dickinsonsfamily.com
Brownie Bites with Caramel Fluff (Pictured on page 5)
Directions
HEAT oven to 350°F Coat an 8 x 8-inch baking pan lightly with no-stick cooking spray.
COMBINE brownie mix, oil, water and egg in medium bowl. Stir 50 strokes with spoon. Spread evenly in prepared pan.
BAKE 30 to 32 minutes. Cool completely. Cut into cubes. Place half of cubes in 1 1/2-quart serving dish.
STIR caramel topping in small bowl until smooth. Whisk in whipped topping until blended. Spread half on top of brownie cubes in dish. Make another layer of remaining brownie cubes and topping. Sprinkle with mini chocolate chips. Drizzle with additional caramel topping, if desired.

©/® The J. M. Smucker Company	crisco.com
Pillsbury is a trademark of The Pillsbury Company, LLC used under license.	pillsburybaking.com
smuckers.com
Orange Pecan Waffles with Sweet Orange Syrup (Pictured on page 8)
Directions
HEAT waffle iron according to manufacturers instructions.
COMBINE pancake mix, nuts, 1/4 cup marmalade, water, oil and egg in medium bowl. Stir until large lumps disappear. Bake in hot waffle iron until steaming stops and waffle is golden brown.
PLACE 1 1/4 cups marmalade in microwave-safe bowl. Microwave on HIGH (100% power) 1 minute. Add cinnamon; stir.
SERVE waffles with orange syrup and whipped cream or whipped topping.

crisco.com
hungryjack.com
©/® The J. M. Smucker Company	smuckers.com
Fruit Kabobs with Creamy Cherry Peanut Butter Dip (Pictured on page 9)
Directions
WHISK together yogurt, peanut butter and preserves in small bowl until thoroughly mixed. Spoon into small serving dish.
THREAD pieces of fruit onto wooden skewers. Arrange skewers and dip on serving platter.

©/ TM/® The J. M. Smucker Company	smuckers.com
A Touch of Orange Apple Pie (Pictured on page 4)
Directions
PREPARE recipe for double crust pie. Roll out dough for bottom crust; place in 9-inch pie plate. Press to fit without stretching dough. Trim even with pie plate. Heat oven to 400ºF.
COMBINE sugar, cornstarch, cinnamon, orange peel, salt and nutmeg in small bowl. Place apples in unbaked pie crust. Sprinkle sugar mixture over apples. Dot with butter. Moisten pastry edge with water.
ROLL out dough for top crust. Place onto filled pie. Trim 1/2-inch beyond edge. Fold top crust under bottom crust edge to seal. Crimp and flute edges. Cut slits in top crust or perforate with fork to allow steam to escape.
BAKE 35 minutes. Remove pie from oven. Brush with milk. Sprinkle with sugar. Cover edge of pie with foil, if necessary, to prevent overbrowning. Bake an additional 10 minutes or until filling in center is bubbly and crust is golden brown. Cool completely on wire rack.

©/® The J. M. Smucker Company	crisco.com
Thai Peanut Butter Chicken Wraps (Pictured on page 5)
Directions
STIR together peanut butter, pad thai sauce and green onions in medium bowl.
PLACE tortilla on microwave-safe plate. Spread 1/4 peanut butter mixture on tortilla to about 1/2-inch of edge. Microwave on HIGH (100% power) 20 seconds.
LAYER with 1/4 chicken; top with 1/2 cup lettuce. Wrap burrito style: Fold one edge of tortilla up about 1 inch over filling; fold right and left sides over folded edge; roll up, ending with loose edge on bottom. Cut in half diagonally.
REPEAT with remaining tortillas.

©/® The J. M. Smucker Company	jif.com
Grilled Seafood Salad (Pictured on page 8 )
Directions
WHISK together lime juice, oil, salt and cayenne pepper in shallow dish. instructions. Add scallops, shrimp and sliced mushrooms; turn to coat. Cover and refrigerate 30 minutes.
COMBINE vinegar, mustard, salt, pepper and herbs in blender or food processor. Process on high speed until mixture is well blended. With the motor running, carefully pour in olive oil in a steady stream. Set aside.
SPRAY grill pan or sauté pan with no-stick cooking spray; heat to medium high heat. Remove seafood and mushrooms from marinade; discard marinade. Cook shrimp and scallops 2 to 3 minutes per side or until seafood is cooked through and has browned highlights. Remove from pan; set aside. Add mushrooms to pan; grill 4 to 5 minutes, turning once. Remove from pan.
ARRANGE salad ingredients on medium platter. Top with grilled seafood and mushrooms. Drizzle dressing as desired over salad. Top with Parmesan cheese, if desired.

©/® The J. M. Smucker Company	crisco.com
Mocha Walnut Pie (Pictured on page 8 )
Directions
PREPARE recipe for single crust pie. Roll out dough; place in 9-inch pie plate. Press to fit without stretching dough. Trim edge of dough, leaving a 3/4-inch overhang. Fold edge under; flute dough as desired. Heat oven to 350ºF.
MELT chocolate and butter in medium saucepan over low heat. Stir in dissolved coffee, sweetened condensed milk, eggs and vanilla; mix well. Pour into pie crust. Top with walnuts.
BAKE 40 to 45 minutes or until center is set. Cool slightly. Serve warm or chilled, topped with whipped cream or whipped topping, if desired.

crisco.com
eaglebrand.com
©/® The J. M. Smucker Company	kavacoffee.com

Financial Review
***

Five-Year Summary of Selected Financial Data	14

Summary of Quarterly Results of Operations	15

Stock Price Data	15

Comparison of Five-Year Cumulative Total Shareholder Return	16

Management’s Discussion and Analysis	17

Report of Management on Internal Control Over Financial Reporting	27

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	28

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	29

Report of Management on Responsibility for Financial Reporting	30

Consolidated Financial Statements	31

Notes to Consolidated Financial Statements	36

Directors, Officers, and General Managers	64

Properties	64

Corporate and Shareholder Information	65

~ 13 ~

Five-Year Summary of Selected Financial Data
***
The following table presents selected financial data for each of the five years in the period ended April 30, 2008. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Liquidity and Capital Resources” and the consolidated financial statements and notes thereto.

	Year Ended April 30,

(Dollars in thousands, except per share data)	2008	2007	2006	2005	2004

Statements of Income:
Net sales	$2,524,774	$2,148,017	$2,154,726	$2,043,877	$1,369,556
Income from continuing operations	$170,379	$157,219	$143,354	$130,460	$111,298
Discontinued operations	—	—	—	(1,387)	52

Net income	$170,379	$157,219	$143,354	$129,073	$111,350

Financial Position:
Total assets	$3,129,881	$2,693,823	$2,649,744	$2,635,894	$1,684,125
Cash and cash equivalents	184,175	200,119	71,956	58,085	104,551
Long-term debt	789,684	392,643	428,602	431,560	135,000
Shareholders’ equity	1,799,853	1,795,657	1,728,059	1,690,800	1,210,693

Other Data:
Capital expenditures	$76,430	$57,002	$63,580	$87,576	$97,721
Common shares repurchased	2,927,600	1,067,400	1,892,100	368,678	—
Weighted-average shares	56,226,206	56,432,839	57,863,270	57,086,734	49,816,926
Weighted-average shares — assuming dilution	56,720,645	57,056,421	58,425,361	57,748,780	50,395,747
Earnings per common share:
Income from continuing operations	$3.03	$2.79	$2.48	$2.29	$2.23
Discontinued operations	—	—	—	(0.03)	0.01

Net income	$3.03	$2.79	$2.48	$2.26	$2.24

Income from continuing operations - assuming dilution	$3.00	$2.76	$2.45	$2.26	$2.21
Discontinued operations — assuming dilution	—	—	—	(0.02)	—

Net income — assuming dilution	$3.00	$2.76	$2.45	$2.24	$2.21

Dividends declared per common share	$1.22	$1.14	$1.09	$1.02	$0.94

~ 14 ~

Summary of Quarterly Results of Operations
***
The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2008 and 2007.

(Dollars in thousands, except per share data)
						Earnings per
				Net	Earnings per	Common Share -
	Quarter Ended	Net Sales	Gross Profit	Income	Common Share	Assuming Dilution

2008	July 31, 2007	$561,513	$185,984	$40,761	$0.72	$0.71
	October 31, 2007	707,890	218,488	50,166	0.88	0.87
	January 31, 2008	665,373	195,453	42,401	0.75	0.75
	April 30, 2008	589,998	182,239	37,051	0.68	0.67

2007	July 31, 2006	$526,509	$157,994	$28,724	$0.51	$0.50
	October 31, 2006	604,955	191,191	45,569	0.80	0.80
	January 31, 2007	523,081	172,967	40,427	0.72	0.71
	April 30, 2007	493,472	179,903	42,499	0.76	0.75

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
Stock Price Data
***
The Company’s common shares are listed on the New York Stock Exchange — ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 267,380 shareholders as of June 17, 2008, of which 78,959 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends

2008	July 31, 2007	$64.32	$55.60	$0.30
	October 31, 2007	58.09	50.79	0.30
	January 31, 2008	53.70	42.75	0.30
	April 30, 2008	52.59	46.84	0.32

2007	July 31, 2006	$47.25	$39.11	$0.28
	October 31, 2006	49.14	43.00	0.28
	January 31, 2007	49.98	45.00	0.28
	April 30, 2007	57.43	46.97	0.30

~ 15 ~

Comparison of Five-Year Cumulative Total Shareholder Return
***

	April 30,
	2003	2004	2005	2006	2007	2008

The J. M. Smucker Company	$100.00	$147.38	$142.81	$115.66	$168.57	$154.05
S&P 500	100.00	122.88	130.66	150.81	173.79	165.66
S&P Packaged Foods & Meats	100.00	129.21	138.28	133.81	159.84	156.94

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2008, for the Company’s common shares, the S&P 500, and the S&P Packaged Foods and Meats index. These figures assume all dividends are reinvested when received and are based on $100 invested in the Company’s common shares and the referenced index funds on April 30, 2003.
Copyright (C) 2008, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm

~ 16 ~

Management’s Discussion and Analysis
***
Executive Summary
***
The J. M. Smucker Company (the “Company”), headquartered in Orrville, Ohio, is the leading marketer and manufacturer of fruit spreads, peanut butter, shortening and oils, ice cream toppings, sweetened condensed milk, and health and natural foods beverages in North America.
The Company’s strategy is to own and market leading food brands found in the center of the store and sold throughout North America. Its family of brands includes Smucker’s, Jif, Crisco, Pillsbury, Eagle Brand, R.W. Knudsen Family, Hungry Jack, White Lily, and Martha White in the United States, along with Robin Hood, Five Roses, Carnation, Europe’s Best, and Bick’s in Canada. In addition to these brands, the Company markets products under numerous other brands, including Dickinson’s, Laura Scudder’s, Adams, Double Fruit (Canada), and Santa Cruz Organic. The Company is widely known and trusted for quality food products.
The Company distributes its products through grocery and other retail outlets, foodservice establishments, schools, specialty and gourmet shops, health and natural foods stores, and consumer direct vehicles such as the Internet and a showcase store in Orrville, Ohio, and markets a wide variety of other specialty products throughout North America and in many foreign countries.
Since 1998, the Company has appeared on FORTUNE magazine’s annual listing of the “100 Best Companies to Work For,” in the United States, ranking number one in 2004.
Results of Operations
***
On May 1, 2007, the Company acquired Eagle Family Foods Holdings, Inc. (“Eagle”) in a transaction valued at approximately $248 million. The transaction has been accounted for as a purchase business combination and the results of Eagle are included in the Company’s consolidated financial statements from the date of acquisition.
~ Summary of 2008 ~
The Company realized strong sales growth in 2008 as the impacts of Eagle and other recent acquisitions, pricing and volume gains, and favorable foreign currency exchange rates were realized. Company net sales increased 18 percent to $2,524.8 million in 2008 from $2,148.0 million in 2007 while net income increased eight percent to $170.4 million in 2008 from $157.2 million in 2007. Net income per common share — assuming dilution was $3.00 in 2008, an increase of nine percent from $2.76 in 2007, resulting from the increase in net income combined with a decrease in common shares outstanding during the year.
~ Net Sales ~

	Year Ended April 30,
(Dollars in thousands)	2008	2007	2006

Net sales:
U.S. retail market	$1,874,547	$1,547,064	$1,484,873
Special markets	650,227	600,953	669,853

Total net sales	$2,524,774	$2,148,017	$2,154,726

2008 Compared to 2007. Net sales increased $376.8 million, or 18 percent, in 2008 from 2007. Net sales increased 22 percent over the same period, excluding the divested Canadian non-branded, grain-based foodservice and industrial businesses (“divested Canadian businesses”) sold in September 2006. The acquired Eagle businesses contributed $236.2 million in net sales in 2008, accounting for approximately one-half of the increase in net sales excluding the divested Canadian businesses, while pricing contributed almost one-third of the increase. Also contributing to net sales growth in 2008 were gains in the Smucker’s, Jif, Crisco, and Hungry Jack brands, the acquired Carnation canned milk business in Canada, and the impact of favorable foreign exchange rates.
In the U.S. retail market segment, comprised of the Company’s consumer and consumer oils and baking strategic business areas, net sales were $1,874.5 million in 2008, up 21 percent compared to $1,547.1 million in 2007. Net sales in the con-

~ 17 ~

sumer strategic business area increased nine percent led by strong sales in peanut butter, fruit spreads, and Smucker’s Uncrustables sandwiches. Excluding the contribution of $198.9 million from the acquired Eagle business in 2008, net sales in the oils and baking strategic business area increased eight percent as sales gains were realized in baking mixes and oils.
The special markets segment is comprised of the foodservice, beverage, Canada, and international strategic business areas. Net sales in this segment were $650.2 million in 2008, an increase of eight percent compared to $601.0 million in 2007. Excluding the divested Canadian businesses, net sales in the special markets segment increased 24 percent in 2008 compared to 2007. Canada contributed significantly to the increase in special markets segment net sales due to the impacts of the acquired Eagle and Carnation canned milk businesses and favorable foreign exchange rates. The acquisition of Europe’s Best brand of premium, all natural, frozen fruit and vegetables during the fourth quarter of 2008 also contributed slightly to the Canada sales increase. The foodservice strategic business area net sales increased 27 percent in 2008 compared to 2007, or 14 percent, excluding the contribution of $21.1 million of Eagle net sales. Contributing to the foodservice improvement in 2008 was continued growth of Smucker’s Uncrustables sandwiches, which realized a 15 percent increase, and a 12 percent increase in traditional portion control products, primarily peanut butter. Net sales in the beverage strategic business area increased nine percent in 2008 compared to 2007 resulting from increases in R.W. Knudsen Family, Santa Cruz Organic, and nonbranded products of seven, 14, and nine percent, respectively. Net sales in the international strategic business area increased two percent in 2008 despite the divestiture of the Scotland business during the first quarter of 2008, driven by a 19 percent increase in export sales and a six percent increase in net sales in Mexico.
2007 Compared to 2006. Net sales in 2007 decreased $6.7 million, or less than one percent, from 2006 reflecting the impact of divestitures. Net sales increased $107.5 million, or five percent over the same period, excluding the divested Canadian businesses and the U.S. industrial ingredient business (“divested businesses”). This net sales growth was led primarily by volume gains in the Jif and Smucker’s brands, strong performance across the businesses in the special markets segment, and the contribution of approximately $33.4 million from the White Lily and Five Roses brands acquired during 2007. Price increases were also taken on most brands during the year.
In the U.S. retail market segment net sales were $1,547.1 million in 2007, up $62.2 million, or approximately four percent, over 2006. Net sales in the consumer strategic business area were up seven percent for the year. The consumer increase was led by strong sales of Jif peanut butter, particularly in the fourth quarter of the fiscal year resulting from increased demand for the product upon the recall of a competitor’s products. In addition, growth in natural peanut butter, fruit spreads, toppings, and a 29 percent increase in Smucker’s Uncrustables sandwiches during the year also contributed. In the consumer oils and baking strategic business area, sales were flat compared to the prior year as sales gains in retail oils, frosting, flour, and the contribution of $14.8 million from the White Lily brand acquired in October 2006 offset declines in baking mixes and a $14.7 million decrease in sales of industrial oils.
Net sales in the special markets segment were $601.0 million in 2007, a decrease of 10 percent, compared to 2006. Excluding divested businesses, special market net sales increased nine percent for the same period. All strategic business areas in special markets contributed to the increase. Foodservice net sales increased 13 percent, due to a 10 percent increase in sales of traditional portion control products, as well as a 20 percent increase in Smucker’s Uncrustables sandwiches in the schools market. Beverage net sales increased 11 percent in 2007 compared to 2006, as sales of R. W. Knudsen Family, Santa Cruz Organic, and nonbranded products increased nine, 21, and 19 percent, respectively. Net sales in Canada increased five percent driven by the contribution of approximately $18.6 million from the acquisition of the

~ 18 ~

Five Roses flour brand during the year and the impact of favorable exchange rates. In the international strategic business area, net sales increased 14 percent primarily due to continued growth in export markets.
~ Operating Income ~
The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,
	2008	2007	2006

Gross profit	31.0%	32.7%	32.2%
Selling, distribution, and administrative expenses:
Advertising	2.2%	2.4%	2.6%
Marketing and selling	7.5	7.6	7.4
Distribution	3.4	3.5	3.6
General and administrative	6.3	7.1	6.7

Total selling, distribution, and administrative expenses	19.4%	20.6%	20.3%

Restructuring and merger and integration costs	0.4%	0.1%	1.3%
Other operating (income) expense — net	(0.1%)	0.2%	(0.2%)

Operating income	11.3%	11.8%	10.8%

2008 Compared to 2007. Operating income increased 12 percent in 2008 to $284.2 million, compared to 2007 while decreasing as a percentage of net sales from 11.8 percent in 2007 to 11.3 percent in 2008. The impact of the lower margin Eagle businesses, record costs for soybean oil and wheat, and the mix of products sold during the year resulted in a decline in gross profit as a percentage of net sales from 32.7 percent in 2007 to 31.0 percent in 2008. The margin on the Eagle businesses was impacted by an increase in milk costs and an unfavorable mix of nonbranded sales during the year and accounted for approximately one-half of the decrease in gross profit as a percentage of net sales. The impact of price increases taken during the year across all businesses, while essentially offsetting higher raw material cost increases of approximately $150 million compared to 2007, was not sufficient to maintain margins.
Selling, distribution, and administrative (“SD&A”) expenses increased 11 percent from 2007 to $490.7 million in 2008, resulting from increased marketing spending and additional costs related to the acquired Eagle businesses. However, corporate overhead expenses increased at a lesser rate than net sales resulting in SD&A as a percent of net sales improving from 20.6 percent in 2007 to 19.4 percent in 2008. Higher restructuring and merger and integration costs in 2008 compared to 2007 also negatively impacted operating income.
Other operating income — net of $3.9 million was recognized in 2008 resulting from a net insurance settlement related to storm damage at a third-party distribution and warehouse facility in Memphis, Tennessee. Other operating expense — net of $2.7 million was recognized in 2007 consisting of losses on disposal of assets.
2007 Compared to 2006. Operating income increased $22.2 million in 2007, or 10 percent, compared to 2006, and increased from 10.8 percent of net sales in 2006 to 11.8 percent in 2007. The increase in operating income in 2007 was primarily due to improvements in gross profit and a decrease in merger and integration costs. Gross profit increased from $692.9 million, or 32.2 percent of net sales in 2006, to $702.1 million, or 32.7 percent of net sales in 2007. The increase in gross profit occurred, despite a record high commodity price environment, due to the divestiture of the lower margin Canadian non-branded businesses during the second quarter of 2007 and favorable product mix, particularly in the fourth quarter of 2007. These favorable contributions to gross profit were offset in part by an increase in restructuring related impairment charges in 2007 associated with the Canadian divestiture. Although the Company implemented pricing actions to mitigate commodity cost increases totaling approximately $30 million during the year, these cost increases were not fully offset for the year.

~ 19 ~

SD&A expenses increased $4.4 million in 2007, or approximately one percent, from 2006, and increased from 20.3 percent of net sales in 2006 to 20.6 percent in 2007 due to costs associated with the Company’s transition to restricted stock-based compensation programs and the related impact of adopting Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment. Selling expenses were also up in 2007 compared to 2006. Marketing and distribution expense decreased in 2007 from 2006 as the Company actively managed SD&A costs to help offset the impact of higher raw material costs.
Other operating expense — net of $2.7 million was recognized in 2007 consisting of losses on disposal of assets. Other operating income — net of $3.4 million was recognized in 2006 as the net gain on the sale of the Salinas facility of $5.6 million offset losses on disposal of assets during the year.
~ Interest Income and Expense ~
Interest expense increased $18.8 million in 2008 compared to 2007, resulting from the issuance of $400 million in senior notes on May 31, 2007, a portion of which was used to repay short-term debt used in financing the Eagle acquisition. The investment of excess proceeds resulted in an increase in interest income of $4.0 million during 2008 compared to 2007.
Interest expense decreased $0.7 million in 2007 compared to 2006 as a portion of the proceeds from the sale of the Canadian nonbranded businesses was utilized to pay off balances outstanding against the Company’s revolving credit facility during the second quarter of 2007. Also during 2007 interest income increased $2.6 million compared to 2006, primarily related to an increase in invested funds during the year resulting from the Canadian nonbranded businesses sale and an overall increase in cash generated from operations.
~ Income Taxes ~
Income taxes in 2008 were $84.4 million, up $0.6 million, or one percent, from 2007. The increase in income taxes that would have resulted from higher income in 2008 as compared to 2007 was mostly offset by a decrease in the effective tax rate from 34.8 percent in 2007 to 33.1 percent in 2008. The lower effective tax rate for 2008 was primarily attributable to a lower state tax rate resulting from the favorable resolution of uncertain tax positions.
Income taxes were $83.8 million in 2007, an increase of $11.6 million, or 16 percent, from 2006. The increase is due primarily to an increase in taxable income, combined with an increase in the effective tax rate from 33.5 percent in 2006 to 34.8 percent in 2007. The effective tax rate in 2006 included certain one-time benefits of the Company’s legal entity realignment that did not recur in 2007.
~ Restructuring ~
During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company’s overall cost base as well as service levels in support of its long-term strategy. At the end of 2008, these restructurings were proceeding as planned.
In conjunction with the restructurings, the Company has recorded total charges of $58.5 million to date, including $4.7 million in 2008, $12.1 million in 2007, and $10.0 million in 2006. The majority of these charges related to impairment and accelerated depreciation on buildings and machinery and equipment, system conversion costs, employee separation costs, equipment relocation expenses, and the disposition of inventories.
~ Subsequent Event ~
On June 4, 2008, the Company entered into a definitive agreement with The Procter & Gamble Company (“P&G”) to merge P&G’s Folgers coffee business with and into the Company. Under the terms of the agreement, P&G will distribute the Folgers business to P&G shareholders in a tax-free transaction, with a simultaneous merger with and into the Company. In the merger, current P&G shareholders will receive approximately

~ 20 ~

53.5 percent of the Company’s shares and current Company shareholders will own approximately 46.5 percent of the combined company upon closing. Upon closing, the Company will have approximately 118 million shares outstanding. As part of the transaction, the Company will assume an estimated $350 million of Folgers debt. The transaction is expected to be tax free to both companies and P&G shareholders. In addition, Company shareholders as of the record date, prior to the merger, will receive a special dividend of $5 per share. The record date for the special dividend will be determined by the Company at a future date.
The transaction is expected to close in the fourth quarter of calendar 2008, subject to customary closing conditions including regulatory and Company shareholder approvals. The Company expects to incur approximately $100 million in one-time costs related to the transaction over the next two fiscal years.
The merger will be accounted for as a purchase business combination. For accounting purposes, the Company will be treated as the acquiring enterprise.
Liquidity and Capital Resources
***

	Year Ended April 30,
(Dollars in thousands)	2008	2007	2006

Net cash provided by operating activities	$191,577	$273,424	$198,689
Net cash used for investing activities	262,486	27,041	16,255
Net cash provided by (used for) financing activities	49,839	(117,625)	(169,129)

The Company’s principal source of funds is cash generated from operations, supplemented by borrowings against the Company’s revolving credit facility. Total cash and investments at April 30, 2008, were $200.2 million compared to $244.2 million at April 30, 2007.
~ Operating Activities ~
The Company’s working capital requirements are greatest during the first half of its fiscal year, primarily due to the need to build inventory levels in advance of the “fall bake” season, the seasonal procurement of fruit, and the purchase of raw materials used in the Company’s pickle and relish business in Canada. The acquisition of the Eagle businesses added further to the cash requirements during the first half of the year.
Cash provided by operating activities was $191.6 million during 2008, a decrease of $81.8 million, or 30 percent, over 2007. The decrease in cash from operations was primarily due to an increase in the cash required to support working capital requirements. Working capital, excluding cash and cash equivalents, as a percent of net sales increased to 14.0 percent in 2008 from 9.4 percent in 2007 primarily as a result of higher inventory balances associated with increased raw material costs.
~ Investing Activities ~
Net cash used for investing activities totaled approximately $262.5 million in 2008, as $220.9 million was used for business acquisitions, primarily Eagle, the Carnation canned milk business in Canada, and Europe’s Best. Capital expenditures were approximately $76.4 million during 2008, or three percent of net sales.
~ Financing Activities ~
Net cash provided by financing activities during 2008 consisted primarily of the Company’s issuance of $400 million in senior notes on May 31, 2007, offset by the repayment of $148 million of debt, including $115 million assumed in the Eagle acquisition, $152.5 million used to finance the repurchases of treasury shares, and $68.1 million in dividend payments.
The purchase of treasury shares was comprised largely of 2,927,600 common shares, representing approximately five percent of common shares outstanding at the beginning of 2008.

~ 21 ~

The shares were repurchased under the Board of Directors’ authorized share repurchase program, including 2.5 million common shares under Rule 10b5-1 trading plans announced and completed during 2008. Since November 2004, the Company has repurchased 6,255,778 common shares under Board authorization, leaving 3,744,222 common shares authorized for repurchase. Due to structuring requirements of the recently announced Folgers transaction, there are specific conditions which must be satisfied prior to any share repurchase, and as a result, the Company does not anticipate that it will repurchase shares for a period of two years following the closing of the transaction.
Cash requirements for 2009, excluding funds necessary to complete the Folgers merger, will include capital expenditures estimated at approximately $85 million. In addition, regular quarterly dividends are expected to approximate $70 million and interest payments on long-term debt to approximate $46 million for the year.
Assuming there are no other material acquisitions or other significant investments, the Company believes that cash on hand and marketable securities, combined with cash provided by operations, new borrowings anticipated in connection with the Folgers merger, and borrowings available under the revolving credit facility, will be sufficient to meet 2009 cash requirements, including capital expenditures, the payment of the special dividend, the payment of quarterly dividends, repurchase of common shares, if any, and interest on existing debt outstanding and any new borrowings.
Off-Balance Sheet Arrangements and
Contractual Obligations
***
The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, are conducted at an arm’s length basis, and are not material to the Company’s results of operations, financial condition, or cash flows.
The following table summarizes the Company’s contractual obligations at April 30, 2008.

					More
		Less	One	Three	Than
		Than	to Three	to Five	Five
(Dollars in millions)	Total	One Year	Years	Years	Years

Long-term debt obligations	$789.7	$—	$289.7	$—	$500.0
Operating lease obligations	38.7	4.7	8.9	8.5	16.6
Purchase obligations	784.4	600.6	171.9	4.0	7.9
Other long-term liabilities	300.9	—	—	—	300.9

Total	$1,913.7	$605.3	$470.5	$12.5	$825.4

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

~ 22 ~

Critical Accounting Estimates and Policies
***
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
Trade Marketing and Merchandising Programs. In order to support the Company’s products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 26 percent of 2008 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.
Income Taxes. The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $59.7 million and $63.2 million, at April 30, 2008 and 2007, respectively. Management believes that the Company’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results of the Company indicate that realization is not likely, a valuation reserve has been provided.
In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the viability of ongoing tax planning strategies and the probable recognition of future tax deductions and loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes in tax laws, statutory tax rates, and projected future taxable income levels. Under current accounting rules, changes in estimated realization of deferred tax assets would result in either an adjustment to goodwill, if the change relates to tax benefits associated with a business combination, or an adjustment to income, in the period in which that determination is made.
In the ordinary course of business, the Company is exposed to uncertainties related to tax filing positions and periodically assesses these tax positions for all tax years that remain subject to examination, based upon the latest information available. For uncertain tax positions, the Company has recorded tax reserves, including any applicable interest and penalty charges, in accordance with Financial Accounting Standards Board Interpretation No. 48.

~ 23 ~

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
Pension and Other Postretirement Benefit Plans. To determine the Company’s ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans’ assets, assumed pay increases, and the health care cost trend rates. Management, along with third-party actuaries and investment managers, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2009 expense recognition, the Company will use a discount rate of 6.6 percent and 6.1 percent, and a rate of compensation increase of 3.8 percent and 4.0 percent, for U.S. and Canadian plans, respectively. The Company will use an expected rate of return on plan assets of 7.75 percent for U.S. plans. For the Canadian plans, the Company will use an expected rate of return on plan assets of 7.0 percent for the hourly plan and 7.5 percent for all other plans.
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
Derivative Financial Instruments
and Market Risk
***
The following discussions about the Company’s market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

~ 24 ~

Interest Rate Risk. The fair value of the Company’s cash and short-term investment portfolio at April 30, 2008, approximates carrying value. Exposure to interest rate risk on the Company’s long-term debt is mitigated since it is at a fixed rate until maturity. Market risk, as measured by the change in fair value resulting from a hypothetical 10 percent change in interest rates, is not material. Based on the Company’s overall interest rate exposure as of and during the year ended April 30, 2008, including derivative and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect the Company’s results of operations. A hypothetical 100 basis point increase in short-term interest rates would increase the Company’s interest expense by approximately $0.1 million. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company’s financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at April 30, 2008, the fair value of the Company’s long-term debt and interest rate portfolio, in aggregate, would increase by approximately $41.3 million.
Foreign Currency Exchange Risk. The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2008, are not expected to result in a significant impact on future earnings or cash flows.
Revenues from customers outside the United States represented 13 percent of net sales during 2008. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.
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
The following sensitivity analysis presents the Company’s potential loss of fair value resulting from a hypothetical 10 percent change in market prices.

	Year Ended April 30,
(Dollars in thousands)	2008	2007

Raw material commodities:
High	$13,229	$4,514
Low	3,289	1,333
Average	8,474	3,105

Fair value was determined using quoted market prices and was based on the Company’s net derivative position by commodity at each quarter end during the fiscal year. The calculations are not intended to represent actual losses in fair value that the Company expects to incur. In practice, as markets move, the Company actively manages its risk and adjusts hedging strategies as appropriate. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument; thus, the Company would expect that any gain or loss in fair value of its derivatives would generally be offset by an increase or decrease in the fair value of the underlying exposures.

~ 25 ~

Forward-Looking Statements
***
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

general economic conditions in the U.S.;
the volatility of commodity markets from which raw materials are procured and the related impact on costs;
crude oil price trends and its impact on transportation, energy, and packaging costs;
the ability of the Company to successfully implement price changes;
the success and cost of introducing new products and the competitive response;
the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses, and in their respective markets;
general competitive activity in the market, including competitors’ pricing practices and promotional spending levels;
the concentration of certain of the Company’s businesses with key customers;
the ability of the Company to manage and maintain key customer, supplier, and employee relationships;
the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer;
the ability of the Company to obtain any required financing;
the timing and amount of capital expenditures and restructuring, and merger and integration costs;
the outcome of current and future tax examinations and other tax matters, and their related impact on the Company’s tax positions;
the ability of the Company to obtain regulatory and shareholders’ approval of the Folgers merger without unexpected delays or conditions;
the ability of the Company to integrate acquired and merged businesses in a timely and cost effective manner;
foreign currency exchange and interest rate fluctuations;
the timing and cost of acquiring common shares under the Company’s share repurchase authorizations, if any; and
other factors affecting share prices and capital markets generally.

~ 26 ~

Report of Management on Internal Control Over Financial Reporting
***
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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”).
Based on the Company’s assessment of internal control over financial reporting under the COSO criteria, management concluded the Company’s internal control over financial reporting was effective as of April 30, 2008.
Ernst & Young LLP, independent registered public accounting firm, audited the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008, and their report thereon is included on page 28 of this report.

Timothy P. Smucker	Richard K. Smucker	Mark R. Belgya
Chairman and	President and	Vice President,
Co-Chief Executive Officer	Co-Chief Executive Officer	Chief Financial Officer
and Treasurer

~ 27 ~

Report of Independent Registered Public Accounting Firm on
Internal Control Over Financial Reporting
***
Board of Directors and Shareholders
The J. M. Smucker Company
We have audited The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The J. M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2008 and 2007, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2008, and our report dated June 19, 2008, expressed an unqualified opinion thereon.

Akron, Ohio
June 19, 2008

~ 28 ~

Report of Independent Registered Public Accounting Firm on the
Consolidated Financial Statements
***
Board of Directors and Shareholders
The J. M. Smucker Company
We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2008 and 2007, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2008, in conformity with U.S. generally accepted accounting principles.
As discussed in Note P, effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Also, as discussed in Note I, effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, Employees Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement Nos. 87, 88, 106, and 132(R); and as discussed in Note A, effective May 1, 2006, the Company adopted SFAS 123(R), Share-Based Payment.
We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 19, 2008, expressed an unqualified opinion thereon.

Akron, Ohio
June 19, 2008

~ 29 ~

Report of Management on Responsibility for Financial Reporting
***
Shareholders
The J. M. Smucker Company
Management of The J. M. Smucker Company is responsible for the preparation, integrity, accuracy, and consistency of the consolidated financial statements and the related financial information in this report. Such information has been prepared in accordance with U.S. generally accepted accounting principles and is based on our best estimates and judgments.
The Company maintains systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is a program of audits performed by the Company’s internal audit staff designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.
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
and Treasurer

~ 30 ~

Statements of Consolidated Income
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in thousands, except per share data)	2008	2007	2006

Net sales	$2,524,774	$2,148,017	$2,154,726
Cost of products sold	1,741,100	1,435,981	1,459,611
Cost of products sold — restructuring	1,510	9,981	2,263

Gross Profit	782,164	702,055	692,852
Selling, distribution, and administrative expenses	490,665	442,814	438,457
Merger and integration costs	7,967	61	17,934
Other restructuring costs	3,237	2,120	7,722
Other operating (income) expense — net	(3,879)	2,689	(3,386)

Operating Income	284,174	254,371	232,125
Interest income	13,259	9,225	6,630
Interest expense	(42,145)	(23,363)	(24,026)
Other (expense) income — net	(500)	771	841

Income Before Income Taxes	254,788	241,004	215,570
Income taxes	84,409	83,785	72,216

Net Income	$170,379	$157,219	$143,354

Earnings per common share:

Net Income	$3.03	$2.79	$2.48

Net Income — Assuming Dilution	$3.00	$2.76	$2.45

See notes to consolidated financial statements.

~ 31 ~

Consolidated Balance Sheets
The J. M. Smucker Company
~ Assets ~

	April 30,
(Dollars in thousands)	2008	2007

Current Assets
Cash and cash equivalents	$184,175	$200,119
Trade receivables, less allowance for doubtful accounts	162,426	124,048
Inventories:
Finished products	280,568	196,177
Raw materials	99,040	89,875

	379,608	286,052
Other current assets	49,998	29,147

Total Current Assets	776,207	639,366

Property, Plant, and Equipment
Land and land improvements	45,461	41,456
Buildings and fixtures	202,564	176,950
Machinery and equipment	586,502	536,825
Construction in progress	39,516	25,284

	874,043	780,515
Accumulated depreciation	(377,747)	(326,487)

Total Property, Plant, and Equipment	496,296	454,028

Other Noncurrent Assets
Goodwill	1,132,476	990,771
Other intangible assets, net	614,000	478,194
Marketable securities	16,043	44,117
Other noncurrent assets	94,859	87,347

Total Other Noncurrent Assets	1,857,378	1,600,429

	$3,129,881	$2,693,823

~ 32 ~

~ Liabilities and Shareholders’ Equity ~

	April 30,
(Dollars in thousands)	2008	2007

Current Liabilities
Accounts payable	$119,844	$93,500
Salaries, wages, and additional compensation	35,808	32,580
Accrued trade marketing and merchandising	32,350	24,672
Income taxes	1,164	7,265
Dividends payable	17,479	17,034
Current portion of long-term debt	—	33,000
Other current liabilities	32,752	28,417

Total Current Liabilities	239,397	236,468

Noncurrent Liabilities
Long-term debt	789,684	392,643
Defined benefit pensions	47,978	45,881
Postretirement benefits other than pensions	41,583	46,349
Deferred income taxes	175,950	158,418
Other noncurrent liabilities	35,436	18,407

Total Noncurrent Liabilities	1,090,631	661,698

Shareholders’ Equity
Serial preferred shares — no par value:
Authorized — 3,000,000 shares; outstanding — none	—	—
Common shares — no par value:
Authorized — 150,000,000 shares; outstanding — 54,622,612 in 2008 and 56,779,850 in 2007 (net of 10,807,615 and 8,619,519 treasury shares, respectively), at stated value	13,656	14,195
Additional capital	1,181,645	1,216,091
Retained income	567,419	553,631
Amount due from ESOP Trust	(5,479)	(6,017)
Accumulated other comprehensive income	42,612	17,757

Total Shareholders’ Equity	1,799,853	1,795,657

	$3,129,881	$2,693,823

See notes to consolidated financial statements.

~ 33 ~

Statements of Consolidated Cash Flows
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in thousands)	2008	2007	2006

Operating Activities
Net income	$170,379	$157,219	$143,354
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	58,497	57,346	62,452
Amortization	4,122	1,528	190
Asset impairments and other restructuring charges	1,510	10,089	2,263
Share-based compensation expense	11,531	11,257	7,255
Gain on sale of assets	(1,903)	—	(5,638)
Deferred income tax expense	18,215	22,530	33,124
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	(17,599)	23,848	1,444
Inventories	(35,022)	(8,146)	(6,601)
Other current assets	(16,208)	5,218	(24,369)
Accounts payable and accrued items	6,988	1,034	(64,019)
Income taxes	(22,302)	(15,079)	44,756
Other — net	13,369	6,580	4,478

Net Cash Provided by Operating Activities	191,577	273,424	198,689

Investing Activities
Businesses acquired, net of cash acquired	(220,949)	(60,488)	—
Additions to property, plant, and equipment	(76,430)	(57,002)	(63,580)
Proceeds from sale of businesses	3,407	84,054	8,754
Purchase of marketable securities	(229,405)	(20,000)	(5,000)
Sale and maturities of marketable securities	257,536	26,272	31,101
Disposal of property, plant, and equipment	3,532	2,313	3,747
Other — net	(177)	(2,190)	8,723

Net Cash Used for Investing Activities	(262,486)	(27,041)	(16,255)

Financing Activities
Proceeds from long-term debt	400,000	—	—
Repayments of long-term debt	(148,000)	—	(17,000)
Revolving credit arrangements — net	—	(28,144)	(8,434)
Dividends paid	(68,074)	(63,632)	(62,656)
Purchase of treasury shares	(152,521)	(52,125)	(81,717)
Proceeds from stock option exercises	17,247	25,766	3,783
Other — net	1,187	510	(3,105)

Net Cash Provided by (Used for) Financing Activities	49,839	(117,625)	(169,129)
Effect of exchange rate changes on cash	5,126	(595)	566

Net (decrease) increase in cash and cash equivalents	(15,944)	128,163	13,871
Cash and cash equivalents at beginning of year	200,119	71,956	58,085

Cash and Cash Equivalents at End of Year	$184,175	$200,119	$71,956

( ) Denotes use of cash
See notes to consolidated financial statements.

~ 34 ~

Statements of Consolidated Shareholders’ Equity
The J. M. Smucker Company

							Accumulated
	Common				Deferred	Amount	Other	Total
(Dollars in thousands,	Shares	Common	Additional	Retained	Compen-	Due from	Comprehensive	Shareholders’
except per share data)	Outstanding	Shares	Capital	Income	sation	ESOP Trust	Income (Loss)	Equity

Balance at May 1, 2005	58,540,386	$14,635	$1,240,110	$447,831	$(4,573)	$(7,044)	$(159)	$1,690,800

Net income				143,354				143,354
Foreign currency translation adjustment							19,512	19,512
Minimum pension liability adjustment							8,710	8,710
Unrealized loss on available-for-sale securities							(650)	(650)
Unrealized loss on cash flow hedging derivatives							(204)	(204)

Comprehensive Income								170,722

Purchase of treasury shares	(1,936,423)	(484)	(41,910)	(39,323)				(81,717)
Stock plans	345,081	86	12,753		(3,954)			8,885
Cash dividends declared — $1.09 per share				(62,795)				(62,795)
Tax benefit of stock plans			1,645					1,645
Other						519		519

Balance at April 30, 2006	56,949,044	14,237	1,212,598	489,067	(8,527)	(6,525)	27,209	1,728,059

Net income				157,219				157,219
Foreign currency translation adjustment							2,437	2,437
Minimum pension liability adjustment							427	427
Unrealized gain on available-for-sale securities							1,644	1,644
Unrealized gain on cash flow hedging derivatives							138	138

Comprehensive Income								161,865

Purchase of treasury shares	(1,100,194)	(275)	(23,915)	(27,935)				(52,125)
Stock plans	931,000	233	24,247		8,527			33,007
Cash dividends declared — $1.14 per share				(64,720)				(64,720)
Adjustments to initially apply Statement of Financial Accounting Standards No. 158, net of tax of $7,377							(14,098)	(14,098)
Tax benefit of stock plans			3,161					3,161
Other						508		508

Balance at April 30, 2007	56,779,850	14,195	1,216,091	553,631	—	(6,017)	17,757	1,795,657

Net income				170,379				170,379
Foreign currency translation adjustment							20,861	20,861
Pensions and other postretirement liabilities							(2,920)	(2,920)
Unrealized loss on available-for-sale securities							(379)	(379)
Unrealized gain on cash flow hedging derivatives							7,293	7,293

Comprehensive Income								195,234

Purchase of treasury shares	(2,991,920)	(748)	(66,075)	(85,698)				(152,521)
Stock plans	834,682	209	20,398					20,607
Cash dividends declared — $1.22 per share				(68,519)				(68,519)
Adjustments to initially apply Financial Accounting Standards Board Interpretation No. 48				(2,374)				(2,374)
Tax benefit of stock plans			11,231					11,231
Other						538		538

Balance at April 30, 2008	54,622,612	$13,656	$1,181,645	$567,419	$—	$(5,479)	$42,612	$1,799,853

See notes to consolidated financial statements.

~ 35 ~

Notes to Consolidated Financial Statements
The J. M. Smucker Company
(Dollars in thousands, except per share data)
Note A: Accounting Policies
***
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
Major Customer: Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 20 percent, 20 percent, and 18 percent of net sales in 2008, 2007, and 2006, respectively. These sales are primarily included in the U.S. retail market segment. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2008 and 2007, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $34,210 and $28,274, respectively.
Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.
Trade Marketing and Merchandising Programs: In order to support the Company’s products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 26 percent of 2008 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations. Operating results for the year ended April 30, 2006, include an increase of approximately $6.7 million to net sales reflecting a change in estimate of the expected liability for trade merchandising programs.
Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $55,522, $51,446, and $56,647 in 2008, 2007, and 2006, respectively.
Product Development Cost: Total product development costs including research and development costs and product formulation costs were $9,547, $9,680, and $10,781 in 2008, 2007, and 2006, respectively.
Share-Based Payments: In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment (“SFAS 123R”). SFAS 123R is a revision of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and also amends Statement of Financial Accounting Standards No. 95, Statement of Cash Flows. SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the

~ 36 ~

financial statements based on a fair value-based measurement. The Company adopted SFAS 123R on May 1, 2006, using the modified prospective method. Under this method of adoption, prior year’s financial information was not restated. Prior to the adoption of SFAS 123R, the Company accounted for share-based payments to employees using the intrinsic value method of APB 25. Under APB 25, because the exercise price of the Company’s employee stock options equaled the market price of the underlying shares on the date of grant, no compensation expense was recognized. Compensation expense recognized related to other share-based awards was $11,531, $11,257, and $7,255 in 2008, 2007, and 2006, respectively. The related tax benefit recognized in the Statements of Consolidated Income was $3,820, $3,913, and $2,430 in 2008, 2007, and 2006, respectively. Upon adoption of SFAS 123R, compensation expense is recognized over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service. No compensation expense was capitalized related to share-based awards in 2008, 2007, and 2006.
As a result of adopting SFAS 123R on May 1, 2006, the Company’s income before income taxes and net income were $1,923 and $1,255 lower in 2007, respectively, than if it had continued to account for share-based compensation under APB 25. The impact of adopting SFAS 123R in 2007 was approximately $0.02 on both net income per common share and net income per common share —assuming dilution.
Had the Company applied the fair value recognition provisions of SFAS 123 to share-based compensation for the period ended April 30, 2006, the effect on net income and earnings per common share would have been as follows:

Year Ended
April 30, 2006

Net income, as reported	$143,354
Add: Total share-based compensation expense included in the determination of net income as reported, net of tax benefit	4,825
Less: Total share-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	(9,177)

Net income, as adjusted	$139,002

Earnings per common share:
Net income, as reported	$2.48
Add: Total share-based compensation expense included in the determination of net income as reported, net of tax benefit	0.08
Less: Total share-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	(0.16)

Net income, as adjusted	$2.40

Net income, as reported — assuming dilution	$2.45
Add: Total share-based compensation expense included in the determination of net income as reported, net of tax benefit — assuming dilution	0.09
Less: Total share-based compensation expense determined under fair value-based methods for all awards, net of tax benefit — assuming dilution	(0.16)

Net income, as adjusted — assuming dilution	$2.38

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

~ 37 ~

modification. The fair value of each option grant was estimated at the date of grant or modification using the following weighted-average assumptions:

Year Ended
April 30, 2006

Average expected term (years)	5.71
Risk-free interest rate	4.90%
Dividend yield	2.00%
Volatility	25.20%

Fair value of options granted	$8.76

As of April 30, 2008, total compensation cost related to nonvested share-based awards not yet recognized was approximately $14,133. The weighted-average period over which this amount is expected to be recognized is approximately three years.
Corporate income tax benefit realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as an excess tax benefit, is presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. Under the transition rules for adopting SFAS 123R using the modified prospective method, the Company calculated a cumulative balance of excess tax benefits from post-1995 years for the purpose of accounting for future shortfall tax benefits and, as a result, has sufficient cumulative excess tax benefits to absorb arising shortfalls, such that earnings were not affected in 2008 or 2007. For 2008 and 2007, the actual tax deductible benefit realized from share-based compensation was $11,231 and $3,161, including $11,107 and $3,346, respectively, of excess tax benefits realized upon exercise or vesting of share-based compensation, and classified as other-net under financing activities on the Statement of Consolidated Cash Flows.
Income Taxes: The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A tax benefit is recognized when it is more likely than not to be sustained.
Cash and Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.
Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. In the domestic markets, the Company’s products are primarily sold through brokers to food retailers, food wholesalers, club stores, mass merchandisers, discount stores, military commissaries, health and natural foods stores, foodservice distributors, and chain operators including: hotels and restaurants, schools and other institutions. The Company’s operations outside the United States are principally in Canada where the Company’s products are primarily sold through brokers to a concentration of food retailers and other retail and foodservice channels similar to those in domestic markets. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company’s results other than as discussed in Major Customer. On a regular basis, the Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2008 and 2007, was $911 and $821, respectively. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote.

~ 38 ~

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.
Derivative Financial Instruments: The Company utilizes derivative instruments such as commodity futures and options contracts, interest rate swaps, and foreign currency futures contracts to manage exposure to changes in commodity prices, interest rates, and foreign currency exchange rates. The Company accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives that are designated as a fair value hedge and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value with any changes recognized immediately in the Statements of Consolidated Income. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recorded in shareholders’ equity as a component of accumulated other comprehensive income to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. The Company utilizes regression analysis to determine correlation between the value of the hedged item and the value of the derivative instrument utilized to identify instruments that meet the criteria for hedge accounting. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. By policy, the Company has not historically entered into derivative financial instruments for trading purposes or for speculation. For additional information, see Note N: Derivative Financial Instruments.
Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 20 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).
The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2008, 2007, and 2006 totaled $23,902, $20,261, and $19,866, respectively.
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
Other Investments in Securities: The Company maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. The fair value of these investments included in other assets at April 30, 2008 and 2007, was $31,130 and $31,727, respectively. At April 30, 2008 and 2007, the deferred gain included in accumulated other comprehensive income was $1,404 and $2,089, respectively.
Foreign Currency Translation: Assets and liabilities of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income.

~ 39 ~

Recently Issued Accounting Standards: In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 and related interpretations provide guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. In February 2008, the FASB issued Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP SFAS 157-2”). FSP SFAS 157-2 amends SFAS 157 to delay the effective date of the standard, as it relates to nonfinancial assets and nonfinancial liabilities, to fiscal years beginning after November 15, 2008, (May 1, 2009, for the Company). SFAS 157 for financial assets and financial liabilities is effective for fiscal years beginning after November 15, 2007, (May 1, 2008, for the Company). The Company is currently assessing the impact of SFAS 157, and related interpretations and amendments, on the consolidated financial statements.
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
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(revised), Business Combinations (“SFAS 141R”). SFAS 141R continues to require the purchase method of accounting to be applied to all business combinations, but it significantly changes the accounting for certain aspects of business combinations. SFAS 141R establishes principles and requirements for how the Company recognizes the assets acquired and liabilities assumed, recognizes the goodwill acquired, and determines what information to disclose to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, (May 1, 2009, for the Company).
In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 seeks to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, (February 1, 2009, for the Company).
Risks and Uncertainties: The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs.
The raw materials used by the Company are primarily commodities and agricultural-based products. Glass, plastic, caps, carton board, and corrugate are the principle packaging materials used by the Company. The fruit and vegetable raw materials used by the Company in the production of its food products are purchased from independent growers and suppliers. Sweeteners, peanuts, oils, wheat and flour, milk, corn, and other ingredients are obtained from various suppliers. The cost and availability of many of these commodities have fluctuated, and may continue to fluctuate over time. Raw materials are available from numerous sources and the Company believes that it will continue to be able to obtain adequate supplies. The Company has not historically encountered shortages of key raw materials. The Company considers its relationship with key material suppliers to be good.
Approximately 31 percent of the Company’s employees, located at 10 facilities, are covered by union contracts. The contracts vary in term depending on the location with one contract expiring in 2009.
Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

~ 40 ~

Note B: Subsequent Events
***
On June 4, 2008, the Company entered into a definitive agreement with The Procter & Gamble Company (“P&G”) to merge P&G’s Folgers coffee business with and into the Company. Under the terms of the agreement, P&G will distribute the Folgers business to P&G shareholders in a tax-free transaction, with a simultaneous merger with and into the Company. In the merger, current P&G shareholders will receive approximately 53.5 percent of the Company’s shares and current Company shareholders will own approximately 46.5 percent of the combined company upon closing. Upon closing, the Company will have approximately 118 million shares outstanding. As part of the transaction, the Company will be assuming an estimated $350 million of Folgers debt. The transaction is expected to be tax free to both companies and P&G shareholders. In addition, Company shareholders as of the record date, prior to the merger, will receive a special dividend of $5 per share. The record date for the special dividend will be determined by the Company at a future date.
The transaction is expected to close in the fourth quarter of calendar 2008, subject to customary closing conditions including regulatory and Company shareholder approvals. The Company expects to incur approximately $100 million in one-time costs related to the transaction over the next two fiscal years.
The merger will be accounted for as a purchase business combination. For accounting purposes, the Company will be treated as the acquiring enterprise.
In addition, on May 13, 2008, the Company completed an acquisition of the Knott’s Berry Farm food brand and certain manufacturing equipment from ConAgra Foods, Inc.
Note C: Acquisitions
***
On May 1, 2007, the Company completed its acquisition of Eagle, a privately held company headquartered in Columbus, Ohio, for $133 million in cash and the assumption of $115 million in debt, in a transaction valued at approximately $248 million. Eagle is the largest producer of canned milk in North America, with sales primarily in retail and foodservice channels. The acquisition expands the Company’s position in the baking aisle and complements the Company’s strategy, which is to own and market leading North American food brands sold in the center of the store.
The Company utilized cash on-hand to fund the cash portion of the purchase price. The Company borrowed $130 million against its revolving credit facility with a weighted-average interest rate of 5.60 percent, a portion of which was used to deposit $118.8 million in escrow on the date of the transaction. The escrow deposit was in exchange for a covenant defeasance on Eagle’s $115 million 8.75 percent Senior, subordinated Notes due January 2008, that were assumed on the acquisition date, as well as accrued interest due through May 31, 2007. On May 31, 2007, the escrow was distributed to note holders in full payment of the Senior Notes.
The Eagle purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. To the extent the purchase price exceeded the fair value of the net identifiable tangible and intangible assets acquired, such excess was recorded as goodwill.

~ 41 ~

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Assets acquired:
Current assets	$48,725
Property, plant, and equipment	20,044
Intangible assets	100,070
Goodwill	100,547
Other assets	651

Total assets acquired	$270,037
Total current liabilities assumed	21,999

Net assets acquired	$248,038

In addition to Eagle, the Company completed a series of smaller acquisitions during 2008 including Europe’s Best, Inc. (“Europe’s Best”), a privately owned company headquartered in Montreal, Quebec, and the Canadian Carnation brand canned milk business from Nestlé Canada, for aggregate cash consideration of approximately $87 million.
The purchase price allocation to the identifiable intangible assets acquired is as follows:

	Eagle	Other	Total

Intangible assets with finite lives
Customer relationships (20 year estimated useful life)	$62,400	$16,703	$79,103
Technology (20 year estimated useful life)	970	—	970
Intangible assets with indefinite lives	36,700	19,643	56,343

Total intangible assets	$100,070	$36,346	$136,416

Goodwill	$100,547	$34,660	$135,207

Of the total goodwill, $101,147 and $34,060 was assigned to the U.S. retail market and special markets segments, respectively. For tax purposes, $23,327 is not deductible. The purchase price allocations of Europe’s Best and the Canadian Carnation brand canned milk business are preliminary and subject to adjustment following the completion of the valuation process.
The results of the operations of each of the acquired businesses are included in the Company’s consolidated financial statements from the date of the acquisition. Had the acquisitions occurred on May 1, 2006, unaudited, pro forma consolidated results for the years ended April 30, 2008 and 2007, would have been as follows:

	Year Ended April 30,
	2008	2007

Net sales	$2,602,005	$2,451,698
Net income	$173,937	$168,488
Net income per common share — assuming dilution	$3.07	$2.95

The unaudited, pro forma consolidated results are based on the Company’s historical financial statements and those of the acquired businesses and do not necessarily indicate the results of operations that would have resulted had the acquisitions been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods.

~ 42 ~

Note D: Restructuring
***
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
To date, the Company has closed its fruit processing operations at its Watsonville, California, and Woodburn, Oregon, locations and subsequently sold these facilities; completed the combination of its two manufacturing facilities in Ripon, Wisconsin, into one expanded site; completed a restructuring program to streamline operations in Europe and the United Kingdom, including the exit of a contract packaging arrangement and certain portions of its retail business; completed the sale of its U.S. industrial ingredient business; completed the realignment of distribution warehouses; sold the Salinas, California, facility after production was relocated to plants in Orrville, Ohio, and Memphis, Tennessee; and sold the Canadian nonbranded businesses, which were acquired as part of International Multifoods Corporation, to Horizon Milling G.P., a subsidiary of Cargill and CHS Inc., as part of a strategic plan to focus the Canadian operations on its branded consumer retail and foodservice businesses. The restructurings resulted in the reduction of approximately 410 full-time positions.
The Canadian nonbranded divestiture was completed on September 22, 2006. The sale and related restructuring activities have resulted in expense of approximately $18.6 million, which was reported as a restructuring charge. Costs included noncash, long-lived asset charges, as well as transaction, legal, severance, and pension costs. To date, charges of approximately $16.1 million were recognized related to the Canadian restructuring.
The Company expects to incur total restructuring costs of approximately $69 million related to these initiatives, of which $58.5 million has been incurred since the announcement of the initiative in March 2003. The balance of the costs and remaining cash payments, estimated to be approximately $10.5 million and $2.5 million, respectively, are related to the Canadian restructuring and will primarily be incurred through 2009.
The following table summarizes the activity with respect to the restructuring and related asset impairment charges recorded and reserves established and the total amount expected to be incurred.

	Employee	Long-Lived	Equipment	Other
	Separation	Asset Charges	Relocation	Costs	Total

Total expected restructuring charge	$16,900	$20,700	$6,900	$24,500	$69,000

Balance at May 1, 2005	$3,222	$—	$—	$—	$3,222
Charge to expense	2,984	1,699	2,414	2,888	9,985
Cash payments	(4,512)	—	(2,414)	(2,323)	(9,249)
Noncash utilization	—	(1,699)	—	(565)	(2,264)

Balance at April 30, 2006	$1,694	$—	$—	$—	$1,694
Charge to expense	357	9,292	67	2,385	12,101
Cash payments	(1,415)	—	(67)	(1,696)	(3,178)
Noncash utilization	(108)	(9,292)	—	(689)	(10,089)

Balance at April 30, 2007	$528	$—	$—	$—	$528
Charge to expense	53	1,510	112	3,072	4,747
Cash payments	(176)	—	(112)	(3,072)	(3,360)
Noncash utilization	—	(1,510)	—	—	(1,510)

Balance at April 30, 2008	$405	$—	$—	$—	$405

Remaining expected restructuring charge	$400	$—	$—	$10,100	$10,500

~ 43 ~

Approximately $1,510, $9,981, and $2,263 of the total restructuring charges of $4,747, $12,101, and $9,985 in 2008, 2007, and 2006, respectively, were reported in cost of products sold in the accompanying Statements of Consolidated Income, while the remaining charges were reported in other restructuring costs. The restructuring costs classified as cost of products sold include long-lived asset charges and inventory disposition costs. Total expected employee separation costs of approximately $16,900 are being recognized over the estimated future service period of the related employees. The obligation related to employee separation costs is included in salaries, wages, and additional compensation in the Consolidated Balance Sheets.
Long-lived asset charges include impairments and accelerated depreciation related to machinery and equipment that will be used at the affected production facilities until they close or are sold. Other costs include miscellaneous expenditures associated with the Company’s restructuring initiative and are expensed as incurred. These costs include employee relocation, professional fees, and other closed facility costs.
Note E: Reportable Segments
***
The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: U.S. retail market and special markets. The U.S. retail market segment includes the consumer and consumer oils and baking strategic business areas. This segment primarily represents the domestic sales of Smucker’s, Jif, Crisco, Pillsbury, Eagle Brand, Hungry Jack, White Lily, and Martha White branded products to retail customers. The special markets segment is comprised of the international, foodservice, beverage, and Canada strategic business areas. Special markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (i.e., restaurants, schools and universities, health care operations), and health and natural foods stores and distributors.

~ 44 ~

     The following table sets forth reportable segment and geographical information.

	Year Ended April 30,
	2008	2007	2006

Net sales:
U.S. retail market	$1,874,547	$1,547,064	$1,484,873
Special markets	650,227	600,953	669,853

Total net sales	$2,524,774	$2,148,017	$2,154,726

Segment profit:
U.S. retail market	$332,827	$319,795	$305,121
Special markets	92,019	72,974	68,033

Total segment profit	$424,846	$392,769	$373,154

Interest income	13,259	9,225	6,630
Interest expense	(42,145)	(23,363)	(24,026)
Amortization	(4,122)	(1,528)	(190)
Share-based compensation expense	(11,531)	(11,257)	(7,255)
Restructuring costs	(4,747)	(12,101)	(9,985)
Merger and integration costs	(7,967)	(61)	(17,934)
Corporate administrative expenses	(115,569)	(111,082)	(109,223)
Other unallocated income (expense)	2,764	(1,598)	4,399

Income before income taxes	$254,788	$241,004	$215,570

Net sales:
Domestic	$2,199,433	$1,819,747	$1,746,111
International:
Canada	$278,447	$282,069	$368,017
All other international	46,894	46,201	40,598

Total international	$325,341	$328,270	$408,615

Total net sales	$2,524,774	$2,148,017	$2,154,726

Assets:
Domestic	$2,604,909	$2,198,029	$2,101,109
International:
Canada	$516,529	$484,641	$539,750
All other international	8,443	11,153	8,885

Total international	$524,972	$495,794	$548,635

Total assets	$3,129,881	$2,693,823	$2,649,744

Long-lived assets:
Domestic	$1,895,500	$1,690,755	$1,662,389
International:
Canada	$457,344	$357,486	$339,490
All other international	830	6,216	5,027

Total international	$458,174	$363,702	$344,517

Total long-lived assets	$2,353,674	$2,054,457	$2,006,906

Segment profit represents revenue less direct and allocable operating expenses.

~ 45 ~

The following table presents product sales information.

	Year Ended April 30,
	2008	2007	2006

Peanut butter	19%	21%	19%
Shortening and oils	14	15	16
Fruit spreads	13	14	14
Baking mixes and frostings	10	11	11
Canned milk	10	—	—
Flour and baking ingredients	8	11	14
Portion control	5	5	5
Juices and beverages	5	5	4
Uncrustables frozen sandwiches	5	4	4
Toppings and syrups	4	5	4
Pickles and condiments	3	3	3
Other	4	6	6

Total	100%	100%	100%

As a result of the pending Folgers merger disclosed in Note B: Subsequent Events, the Company is in the process of evaluating its current management organization and reporting structure. As part of this evaluation, the Company will evaluate its reportable segment presentation upon closing of the pending transaction. If the evaluation results in a change in segment reporting, all historical information will be retroactively conformed to the new presentation to the extent practical.
Note F: Earnings per Share
***
The following table sets forth the computation of earnings per common share and earnings per common share – assuming dilution.

	Year Ended April 30,
	2008	2007	2006

Numerator:
Net income for earnings per common share and earnings per common share – assuming dilution	$170,379	$157,219	$143,354

Denominator:
Weighted-average shares	56,226,206	56,432,839	57,863,270
Effect of dilutive securities:
Stock options	231,682	389,247	435,361
Restricted stock	262,757	234,335	126,730

Denominator for earnings per common share – assuming dilution	56,720,645	57,056,421	58,425,361

Net income per common share	$3.03	$2.79	$2.48

Net income per common share – assuming dilution	$3.00	$2.76	$2.45

Options to purchase 24,248 and 200,967 common shares were outstanding during 2007 and 2006, respectively, but were not included in the computation of earnings per common share – assuming dilution, as the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

~ 46 ~

Note G: Marketable Securities
***
Under the Company’s investment policy, it may invest in debt securities deemed to be investment grade at time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. However, in light of current market conditions, the Company has limited its investments primarily to high-quality money market funds. The Company determines the appropriate categorization of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for current operations, which is currently consistent with the securities maturity date.
Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of other comprehensive income. Approximately $257,536, $26,272, and $31,101 of proceeds have been realized upon maturity or sale of available-for-sale marketable securities in 2008, 2007, and 2006, respectively. The Company uses specific identification to determine the basis on which securities are sold.
The following table is a summary of available-for-sale marketable securities, consisting entirely of mortgage-backed securities, at April 30, 2008 and 2007.

	Year Ended April 30,
	2008	2007

Cost	$16,532	$44,679
Gross unrealized gains	—	134
Gross unrealized losses	(489)	(696)

Estimated fair value	$16,043	$44,117

Marketable securities in an unrealized loss position at April 30, 2008, consisted of two securities for a period of less than twelve months. Based on management’s evaluation at April 30, 2008, considering the nature of the investments, the credit worthiness of the issuers, and the intent and ability of the Company to hold the securities for the period necessary to recover the cost of the securities, the decline in the fair values was determined to be temporary.
Note H: Goodwill and Other Intangible Assets
***
A summary of changes in the Company’s goodwill during the years ended April 30, 2008 and 2007, by reportable segment is as follows:

	U.S. Retail	Special
	Market	Markets	Total

Balance at May 1, 2006	$902,097	$38,870	$940,967
Acquisitions	34,800	15,434	50,234
Other	(364)	(66)	(430)

Balance at April 30, 2007	$936,533	$54,238	$990,771
Acquisitions	101,147	34,060	135,207
Other	4,331	2,167	6,498

Balance at April 30, 2008	$1,042,011	$90,465	$1,132,476

Included in the other category at April 30, 2008 and 2007, were tax adjustments related to various items recognized in goodwill that are deductible for tax purposes.

~ 47 ~

The Company’s other intangible assets and related accumulated amortizations are as follows:

	April 30, 2008			April 30, 2007
	Acquisition	Accumulated		Acquisition	Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Finite-lived intangible assets subject to amortization:
Patents	$1,000	$592	$408	$1,000	$492	$508
Technology	970	49	921	—	—	—
Customer relationships	79,103	3,334	75,769	—	—	—
Trademarks	6,785	663	6,122	6,592	251	6,341

Total intangible assets subject to amortization	$87,858	$4,638	$83,220	$7,592	$743	$6,849

Indefinite-lived intangible assets not subject to amortization:
Trademarks	$530,780	$—	$530,780	$471,345	$—	$471,345

Total other intangible assets	$618,638	$4,638	$614,000	$478,937	$743	$478,194

Amortization expense for finite-lived intangible assets was $3,895, $351, and $100 in 2008, 2007, and 2006, respectively. The weighted-average useful life of the finite-lived intangible assets is 20 years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $4,500.
Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. The annual impairment review of all appropriate assets was performed as of February 1, 2008. Goodwill impairment is tested at the reporting unit levels which are the Company’s operating segments. No impairment was required to be recorded as a result of the annual impairment review. Approximately $225 of impairment was recorded related to certain indefinite-lived intangible assets in 2007.
Note I: Pensions and Other Postretirement Benefits
***
The Company has pension plans covering certain of its domestic and Canadian employees. Benefits are based on the employee’s years of service and compensation. The Company’s plans are funded in conformity with the funding requirements of applicable government regulations.
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
Effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires the recognition of a plan’s funded status as an asset for fully funded plans and as a liability for unfunded or under-funded plans. Previously unrecognized actuarial gains and losses and prior service costs are now recorded in accumulated other comprehensive income. The amounts recorded in accumulated other comprehensive income are modified as actuarial assumptions and service costs change and such amounts are amortized to expense over a period of time through the net periodic benefit cost.

~ 48 ~

The following table summarizes the components of net periodic benefit cost and other comprehensive income related to the defined benefit pension and other postretirement plans.

	Defined Benefit Pension Plans			Other Postretirement Benefits
Year Ended April 30,	2008	2007	2006	2008	2007	2006

Service cost	$6,925	$7,607	$9,002	$1,291	$2,016	$2,113
Interest cost	25,900	23,740	22,399	2,516	3,081	3,332
Expected return on plan assets	(35,391)	(32,008)	(28,318)	—	—	—
Amortization of prior service cost (credit)	1,364	1,423	1,381	(454)	(204)	24
Amortization of initial net asset	(1)	(1)	(78)	—	—	—
Amortization of net actuarial loss (gain)	1,014	1,393	2,779	(523)	49	156
Curtailment loss	68	111	—	—	—	—

Net periodic benefit (credit) cost	$(121)	$2,265	$7,165	$2,830	$4,942	$5,625

Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive income before income taxes:
Change prior to adoption of SFAS 158	$—	$826	$13,527	$—	$—	$—
Change due to adoption of SFAS 158	—	(34,272)	—	—	12,797	—
Change after adoption of SFAS 158:
Prior service cost arising during the year	—	—	—	3,175	—	—
Net actuarial (losses) gains arising during the year	(14,670)	—	—	4,826	—	—
Amortization of prior service cost (credit)	1,364	—	—	(454)	—	—
Amortization of initial net asset	(1)	—	—	—	—	—
Amortization of net actuarial loss (gain)	1,014	—	—	(523)	—	—
Curtailment	2,821	—	—	—	—	—
Foreign currency translation	(1,212)	—	—	18	—	—

Net change for the year	$(10,684)	$(33,446)	$13,527	$7,042	$12,797	$—

Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	6.00%	6.30%	5.75%	6.00%	6.30%	5.75%
Expected return on plan assets	8.25%	8.25%	8.50%	—	—	—
Rate of compensation increase	4.10%	4.10%	4.40%	—	—	—
Canadian plans:
Discount rate – before remeasurement	5.25%	5.50%	5.50%	5.25%	5.50%	5.50%
Discount rate – after remeasurement	—	5.00%	—	—	5.00%	—
Expected return on plan assets	8.00%	8.00%	8.00%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans’ and other postretirement benefits’ assets and benefit obligations. As a result of the sale of the Canadian nonbranded businesses in September 2006, a remeasurement of three Canadian plans was performed.

~ 49 ~

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits
	April 30,		April 30,
	2008	2007	2008	2007

Change in benefit obligation:
Benefit obligation at beginning of the year	$435,268	$406,259	$46,349	$54,026
Service cost	6,925	7,607	1,291	2,016
Interest cost	25,900	23,740	2,516	3,081
Amendments	—	2,831	(3,175)	—
Divestiture	—	(3,983)	—	(4,217)
Actuarial (gain) loss	(22,986)	21,755	(4,799)	(6,941)
Participant contributions	371	628	1,250	1,313
Benefits paid	(25,736)	(24,443)	(3,116)	(2,944)
Curtailment gain	(2,752)	—	—	—
Foreign currency translation adjustments	13,999	874	1,267	15

Benefit obligation at end of the year	$430,989	$435,268	$41,583	$46,349

Change in plan assets:
Fair value of plan assets at beginning of the year	$431,000	$402,599	$—	$—
Actual return on plan assets	(2,094)	40,257	—	—
Company contributions	3,538	10,955	1,866	1,631
Participant contributions	371	628	1,250	1,313
Benefits paid	(25,736)	(24,443)	(3,116)	(2,944)
Foreign currency translation adjustments	14,940	1,004	—	—

Fair value of plan assets at end of the year	$422,019	$431,000	$—	$—

Funded status of the plans	$(8,970)	$(4,268)	$(41,583)	$(46,349)

Other assets	$39,008	$41,632	$—	$—
Salaries, wages, and additional compensation	—	(19)	—	—
Defined benefit pensions	(47,978)	(45,881)	—	—
Postretirement benefits other than pensions	—	—	(41,583)	(46,349)

Net benefit liability	$(8,970)	$(4,268)	$(41,583)	$(46,349)

The following table summarizes amounts recognized in accumulated other comprehensive income at April 30, 2008, before income taxes.

			Other
	Defined Benefit		Postretirement
	Pension Plans		Benefits
	2008	2007	2008	2007

Net actuarial (loss) gain	$(47,743)	$(35,650)	$15,319	$10,999
Prior service (cost) credit	(8,563)	(9,973)	4,520	1,798
Initial asset	—	1	—	—

Total	$(56,306)	$(45,622)	$19,839	$12,797

During 2009, the Company expects to recognize amortization of net actuarial losses and prior service cost of $1,358 and $1,296, respectively, in net periodic benefit costs.

~ 50 ~

The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits
	April 30,		April 30,
	2008	2007	2008	2007

Weighted-average assumptions used in determining benefit obligation:
U.S. plans:
Discount rate	6.60%	6.00%	6.60%	6.00%
Rate of compensation increase	3.84%	4.10%	—	—
Canadian plans:
Discount rate	6.10%	5.25%	6.10%	5.25%
Rate of compensation increase	4.00%	4.00%	—	—

The rate of compensation increase is based on multiple graded scales and is weighted based on the active liability balance. For 2009, the assumed health care trend rates are nine percent and seven and one-half percent, for U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to five percent and four and one-half percent in 2014, for U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.
A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2008:

	One-Percentage Point
	Increase	Decrease

Effect on total service and interest cost components	$689	$(545)
Effect on benefit obligation	2,085	(1,934)

The following table sets forth selective information pertaining to the Company’s foreign pension and other postretirement benefit plans.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits
Year Ended April 30,	2008	2007	2008	2007

Benefit obligation at end of the year	$145,348	$137,005	$12,079	$12,473
Fair value of plan assets at end of the year	154,530	147,284	—	—

Funded status of the plans	$9,182	$10,279	$(12,079)	$(12,473)

Service cost	$1,103	$1,696	$58	$200
Interest cost	8,553	6,607	669	714
Company contributions	1,654	8,465	1,090	802
Participant contributions	371	628	—	—
Benefits paid	(9,406)	(7,691)	(1,090)	(802)
Net periodic benefit (credit) cost	(2,849)	(1,710)	727	964

~ 51 ~

The following table sets forth additional information related to the Company’s defined benefit pension plans.

	April 30,
	2008	2007

Accumulated benefit obligation for all pension plans	$411,478	$410,389
Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	80,762	80,324
Fair value of plan assets	37,686	39,183
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	85,596	85,084
Fair value of plan assets	37,686	39,183

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
The Company’s pension plans’ asset target and actual allocations are as follows:

		Actual Allocation
		April 30,
	Target
	Allocation	2008	2007

Equity securities	50%	54%	54%
Debt securities	40	40	40
Cash and other investments	10	6	6

	100%	100%	100%

Included in equity securities are 317,552 of the Company’s common shares at April 30, 2008 and 2007. The market value of these shares is $15,839 at April 30, 2008. The Company paid dividends of $381 on these shares during 2008.
The Company expects to contribute approximately $2.1 million to the pension plans in 2009. The Company expects to make the following benefit payments for all benefit plans: $27 million in 2009, $27 million in 2010, $35 million in 2011, $30 million in 2012, $30 million in 2013, and $160 million in 2014 through 2018.
Note J: Savings Plans
***
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
ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest incurred on ESOP debt was $376, $530, and $506 in 2008, 2007, and 2006, respectively. Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to

~ 52 ~

fund ESOP debt repayment and were $690, $684, and $558 in 2008, 2007, and 2006, respectively. Dividends on unallocated shares are used to reduce expense and were $334, $356, and $380 in 2008, 2007, and 2006, respectively. The principal payments received from the ESOP in 2008, 2007, and 2006 were $538, $508, and $519, respectively.
Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained income by the Company.
As permitted by Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans, the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2008, the ESOP held 269,398 unallocated and 702,502 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.
Defined Contribution Plans: The Company offers employee savings plans for all domestic and Canadian employees not covered by certain collective bargaining agreements. The Company’s contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2008, 2007, and 2006 were $4,943, $4,138, and $4,213, respectively.
Note K: Share-Based Payments
***
The Company provides for equity-based incentives to be awarded to key employees and nonemployee directors. Currently, these incentives consist of restricted shares, restricted stock units, deferred shares, deferred stock units, performance units, and stock options. These awards are administered through various plans, as described in the following paragraphs.
2006 Equity Compensation Plan: In August 2006, the Company’s shareholders approved the 2006 Equity Compensation Plan. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, deferred stock units, performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to the Company’s nonemployee directors, consultants, officers, and other employees. Deferred stock units granted to nonemployee directors vest immediately. At April 30, 2008, there were 2,352,462 shares available for future issuance under this plan. As a result of this plan becoming effective in August 2006, no further awards will be made under the previously existing equity compensation plans listed below, except for certain defined circumstances included in the new plan.
1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted shares, which may include performance criteria, as well as stock appreciation rights, deferred shares, performance shares, and performance units. As a result of the adoption of the 2006 Equity Compensation Plan, there are no common shares available for grant under this plan. Options granted under this plan became exercisable at the rate of one-third per year, beginning one year after the date of grant. The contractual term of the options is 10 years, and the option price is equal to the market value of the shares on the date of the grant. Restricted shares and deferred shares issued under this plan are subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. Restricted shares and deferred shares issued to date under the plan are generally subject to a four-year forfeiture period, but may provide for the earlier termination of restrictions in the event of retirement, the attainment of a defined age and service requirements, permanent disability or death of an employee, or a change in control of the Company.
Upon adoption of Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment (“SFAS 123R”), restricted shares, deferred stock units, performance units, and performance shares are charged to expense over the requisite service period, which includes a one-year performance period plus the defined forfeiture period. Performance units are granted to a limited number of executives. At the beginning of each fiscal year, performance criteria are established for the restricted shares, deferred stock units, and performance units to be earned during the year. At the end of the one-year performance period, the restricted shares and deferred stock units are granted and the performance units and performance shares are converted into restricted shares and all are subject to normal vesting over the remaining forfeiture period. The actual number of restricted shares issued on the conversion date will depend on the actual performance achieved.

~ 53 ~

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
~ Stock Options ~
Beginning in fiscal 2006, the Company replaced its employee stock option incentive program with a restricted shares program. No stock options were issued to employees during 2008, 2007, and 2006. During 2006, 12,000 stock options were issued to non-employee directors, with a grant date fair value of $11.45.
On April 12, 2006, the Executive Compensation Committee of the Company’s Board of Directors approved accelerating the vesting of previously issued stock options that had exercise prices greater than $39.31, the closing price of the Company’s common shares on the New York Stock Exchange on April 11, 2006. As a result, approximately 441,000 stock options with exercise prices of either $43.38 or $44.17 became immediately exercisable. Approximately 110,000 and 331,000 of these options would originally have vested in 2007 and 2008, respectively. The Company accelerated vesting in order to minimize future noncash compensation expense associated with stock options upon adoption of SFAS 123R on May 1, 2006. By accelerating the vesting of those options, the Company did not incur compensation expense related to those options of approximately $1.0 million and $2.7 million in 2008 and 2007, respectively, that otherwise would have been required to be recognized in the respective periods upon adoption of SFAS 123R.
A summary of the Company’s stock option activity, and related information follows:

		Weighted-
		Average
		Exercise
	Options	Price

Outstanding at May 1, 2007	2,147,358	$35.65
Exercised	(1,007,303)	32.36
Forfeited	(21,196)	55.60

Outstanding and exercisable at April 30, 2008	1,118,859	$38.23

At April 30, 2008, the weighted-average remaining contractual term for stock options outstanding and exercisable was 4.9 years, and the aggregate intrinsic value of these stock options was $13,036.
The total intrinsic value of options exercised during 2008, 2007, and 2006, was approximately $28,973, $9,409, and $3,674, respectively.

~ 54 ~

~ Other Equity Awards ~
A summary of the Company’s restricted shares, deferred shares, deferred stock units, performance shares, and performance units activity follows:

	Restricted/
	Deferred	Weighted-
	Shares and	Average	Performance	Weighted-
	Deferred	Grant Date	Shares and	Average
	Stock Units	Fair Value	Units	Fair Value

Outstanding at May 1, 2007	427,845	$42.92	67,440	$57.73
Granted	140,290	57.50	65,830	51.37
Converted	67,440	57.73	(67,440)	57.73
Unrestricted	(192,284)	44.45	—	—
Forfeited	(4,801)	49.65	—	—

Outstanding at April 30, 2008	438,490	$49.12	65,830	$51.37

The total fair value of equity awards other than stock options vesting in 2008, 2007, and 2006, was approximately $8,547, $4,276, and $3,700, respectively. The weighted-average grant date fair value of restricted shares, deferred shares, deferred stock units, performance shares, and performance units is the average of the high and the low share price on the date of grant. The following table summarizes the weighted-average grant date fair values of the equity awards granted in 2008, 2007, and 2006.

	Restricted/
	Deferred	Weighted-		Weighted-
	Shares and	Average	Performance	Average
	Deferred	Grant Date	Shares and	Grant Date
Year Ended April 30,	Stock Units	Fair Value	Units	Fair Value

2008	140,290	$57.50	65,830	$51.37
2007	172,669	40.80	67,440	57.73
2006	199,640	50.11	63,310	40.41

The performance shares and units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance shares and units earned during the year. Restricted stock generally vests four years from the date of grant or upon the attainment of a defined age and years of service.
Note L: Long-Term Debt and Financing Arrangements
***
Long-term debt consists of the following:

	April 30,
	2008	2007

6.77% Senior Notes due June 1, 2009	$75,000	$75,000
7.87% Series B Senior Notes due September 1, 2007	—	33,000
7.94% Series C Senior Notes due September 1, 2010	10,000	10,000
4.78% Senior Notes due June 1, 2014	100,000	100,000
6.60% Senior Notes due November 13, 2009	204,684	207,643
5.55% Senior Notes due April 1, 2022	400,000	—

Total long-term debt	$789,684	$425,643
Current portion of long-term debt	—	33,000

Total long-term debt less current portion	$789,684	$392,643

The notes are unsecured and interest is paid annually on the 6.60 percent Senior Notes and semiannually on the other notes. The 6.60 percent Senior Notes are guaranteed by Diageo plc. The guarantee may terminate, in limited circumstances, prior to the

~ 55 ~

maturity of the notes. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreements. The Company is in compliance with all covenants.
On May 31, 2007, the Company issued $400 million of 5.55 percent Senior Notes, due April 1, 2022, with required prepayments, the first of which is $50 million on April 1, 2013. Proceeds from this issuance were used to repay borrowings under the revolving credit facility used in financing the acquisition of Eagle. Additional proceeds were used to finance other strategic and long-term initiatives as determined by the Company.
The Company has available a $180 million revolving credit facility with a group of three banks. Interest on the revolving credit facility is based on prevailing U.S. prime, Canadian Base Rate, LIBOR, or Canadian CDOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of the borrowing term. At April 30, 2008, the Company did not have a balance outstanding under the revolving credit facility. At April 30, 2008, the Company had standby letters of credit of approximately $9.5 million outstanding.
Interest paid totaled $44,584, $27,580, and $29,374 in 2008, 2007, and 2006, respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the 6.60 percent Senior Notes, amortization of deferred interest rate swap gains, and interest capitalized.
Note M: Contingencies
***
The Company, like other food manufacturers, is from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. The Company is not currently party to any pending proceedings which could reasonably be expected to have a material adverse effect on the Company.
Note N: Derivative Financial Instruments
***
The Company is exposed to market risks, such as changes in interest rates, currency exchange rates, and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions.
Commodity Price Management: In connection with the purchase of inventories by the Company’s baking business in Canada and the consumer oils and baking business in the United States, the Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of flour, milk, and edible oils. The Company also enters into commodity futures and options related to the delivery of natural gas to its manufacturing plants in the United States. The derivative instruments generally have maturities of less than one year. Certain of the derivative instruments associated with the Company’s oils business meet the hedge criteria according to Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings.
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

~ 56 ~

The fair value of all derivative commodity instruments is included in current assets on the Consolidated Balance Sheets. As of April 30, 2008 and 2007, the deferred gain, net of tax, included in accumulated other comprehensive income was $8,046 and $858, respectively. The entire amount at April 30, 2008, is expected to be recognized in earnings as the related commodity is utilized during 2009. The impact of commodities futures contracts and options recognized in earnings was a gain of $18,428, $4,940, and $637 in 2008, 2007, and 2006, respectively. Included in these amounts are amounts related to nonqualifying, excluded, and ineffective portions of hedges resulting in a gain of $7,851, $1,552, and $1,742 in 2008, 2007, and 2006, respectively.
Foreign Exchange Rate Hedging: The Company may periodically utilize forward currency exchange contracts. The contracts generally have maturities of less than one year. These contracts are used to manage the effect of the foreign exchange fluctuations on future cash payments related to purchases of certain assets. At the inception of the contract, the derivative is evaluated and documented for SFAS 133 accounting treatment. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of other comprehensive income. As of April 30, 2008, the deferred gain, net of tax, included in accumulated other comprehensive income was $105. These gains or losses are reclassified to earnings in the period the contracts are executed. The ineffective portion of these contracts is immediately recognized in earnings. Certain instruments used to manage foreign exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in earnings.
Note O: Other Financial Instruments
***
Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities, and trade receivables. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company’s marketable securities are in debt securities. Under the Company’s investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. However, in light of current market conditions, the Company has limited its investments primarily to high-quality money market funds. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. With respect to trade receivables, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company’s financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts. The fair value of the Company’s fixed-rate long-term debt, estimated using current market rates and a discounted cash flow analysis, was approximately $807,583 at April 30, 2008.
The following table provides information on the carrying amount and fair value of financial instruments, including derivative financial instruments.

	April 30, 2008		April 30, 2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Marketable securities	$16,043	$16,043	$44,117	$44,117
Derivative financial instruments (net assets)	1,269	1,269	971	971
Long-term debt:
6.77% Senior Notes due June 1, 2009	75,000	78,722	75,000	77,905
7.87% Series B Senior Notes due September 1, 2007	—	—	33,000	33,400
7.94% Series C Senior Notes due September 1, 2010	10,000	11,016	10,000	10,867
4.78% Senior Notes due June 1, 2014	100,000	99,339	100,000	96,278
6.60% Senior Notes due November 13, 2009	204,684	211,591	207,643	208,037
5.55% Senior Notes due April 1, 2022	400,000	406,915	—	—

~ 57 ~

Note P: Income Taxes
***
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	April 30,
	2008	2007

Deferred tax liabilities:
Intangible assets	$148,182	$139,445
Depreciation and amortization	59,359	54,925
Pension and other employee benefits	11,280	10,976
Other	8,000	4,434

Total deferred tax liabilities	$226,821	$209,780

Deferred tax assets:
Loss carryforwards	$8,858	$12,783
Post-employment and other employee benefits	43,902	42,240
Tax credit carryforwards	990	12,203
Intangible assets	4,866	4,579
Other	10,962	8,031

Total deferred tax assets	$69,578	$79,836
Valuation allowance for deferred tax assets	(9,890)	(16,626)

Total deferred tax assets less allowance	$59,688	$63,210

Net deferred tax liability	$167,133	$146,570

The following table summarizes domestic and foreign loss carryforwards at April 30, 2008.

	Related Tax	Deferred
	Deduction	Tax Asset	Expiration Date

Loss carryforwards:
Federal capital loss	$11,205	$4,043	2010 to 2012
State net operating loss	111,345	4,413	2009 to 2028
Foreign net operating loss	4,213	402	2017

Total loss carryforwards	$126,763	$8,858

Deferred tax assets at April 30, 2008, also include $990 of foreign tax credit carryforwards that are due to expire from 2010 to 2011.

~ 58 ~

The valuation allowance decreased by $6,736, primarily due to the write-off of deferred tax assets and corresponding full valuation allowances associated with foreign tax credit carryforwards. The valuation allowance at April 30, 2008, includes approximately $9,210 for the domestic and foreign loss and tax credit carryforwards. Approximately $4,751 of the valuation allowance, if subsequently recognized as a tax benefit under current accounting rules, would be allocated to reduce goodwill.
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
Income (loss) before income taxes is as follows:

	Year Ended April 30,
	2008	2007	2006

Domestic	$236,307	$241,349	$210,157
Foreign	18,481	(345)	5,413

Income before income taxes	$254,788	$241,004	$215,570

The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2008	2007	2006

Current:
Federal	$59,239	$59,207	$34,460
Foreign	3,580	(3,756)	(81)
State and local	3,375	5,804	4,713
Deferred	18,215	22,530	33,124

Total income tax expense	$84,409	$83,785	$72,216

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

	Year Ended April 30,
Percent of Pretax Income	2008	2007	2006

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	0.4	2.0	0.8
Other items – net	(2.3)	(2.2)	(2.3)

Effective income tax rate	33.1%	34.8%	33.5%

Income taxes paid	$73,786	$54,581	$5,882

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which is an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 clarifies the financial statement recognition and measurement criteria of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 as of May 1, 2007.

~ 59 ~

The cumulative effect of applying this interpretation has been recorded as a decrease of $2,374 to retained income as of May 1, 2007. The Company’s unrecognized tax benefits upon adoption on May 1, 2007, were $19,591, of which $11,231 would affect the effective tax rate, if recognized.
In accordance with the requirements of FIN 48, uncertain tax positions have been classified in the Consolidated Balance Sheets as long term, except to the extent payment is expected within one year. The Company recognizes net interest and penalties related to unrecognized tax benefits in income tax expense, consistent with the accounting method used prior to adopting FIN 48. As of May 1, 2007, the Company’s accrual for tax-related net interest and penalties totaled $5,247.
The Company files income tax returns in the U.S. and various state, local, and foreign jurisdictions. With limited exceptions, the Company is no longer subject to examination of U.S. federal, state and local, or foreign income taxes for years prior to 2004. The Company is currently under examination by the Internal Revenue Service (“IRS”) for years ending 2007 and 2006. During 2008, the Company reached an agreement with the IRS on proposed adjustments resulting from an examination of its federal income tax returns for years ended in 2005 and 2004. As a result of this agreement, the Company reduced its unrecognized tax benefits and net interest accrual by $4,871 and $667, respectively, and paid $7,726 in taxes and interest. The agreement did not have a material effect on the Company’s effective tax rate for the year.
Within the next twelve months, it is reasonably possible that the Company could decrease its unrecognized tax benefits by an estimated $4,540, primarily as a result of state settlement negotiations in process and the expiration of federal, state, and local statute of limitation periods.
The Company’s unrecognized tax benefits as of April 30, 2008, are $21,902, of which $8,961 would affect the effective tax rate, if recognized. As of April 30, 2008, the Company’s accrual for tax-related net interest and penalties totaled $4,865. The amount of tax-related net interest and penalties charged to earnings during 2008 totaled $36.
A reconciliation of the Company’s unrecognized tax benefits is as follows:

Balance at May 1, 2007	$19,591
Increases:
Current year tax positions	117
Current year acquisitions	6,752
Prior year tax positions	5,869
Decreases:
Prior year tax positions	1,642
Settlement with tax authorities	7,395
Expiration of statute of limitations periods	1,390

Balance at April 30, 2008	$21,902

~ 60 ~

\

Note Q: Accumulated Other Comprehensive Income
***
Comprehensive income is included in the Statements of Consolidated Shareholders’ Equity. The components of accumulated other comprehensive income as shown on the Consolidated Balance Sheets are as follows:

	Foreign	Pension	Unrealized	Unrealized Gain	Accumulated
	Currency	and Other	Gain (Loss) on	on Cash Flow	Other
	Translation	Postretirement	Available-for-Sale	Hedging	Comprehensive
	Adjustment	Liabilities	Securities	Derivatives	Income

Balance at May 1, 2005	$15,276	$(16,333)	$(26)	$924	$(159)
Reclassification adjustments	—	—	—	(1,467)	(1,467)
Current period credit (charge)	19,512	13,527	(1,025)	1,146	33,160
Income tax (expense) benefit	—	(4,817)	375	117	(4,325)

Balance at April 30, 2006	$34,788	$(7,623)	$(676)	$720	$27,209
Reclassification adjustments	—	—	—	(1,146)	(1,146)
Current period credit	2,437	826	2,593	1,354	7,210
Adjustments to initially apply Statement of Financial Accounting Standards No. 158	—	(21,475)	—	—	(21,475)
Income tax benefit (expense)	—	6,978	(949)	(70)	5,959

Balance at April 30, 2007	$37,225	$(21,294)	$968	$858	$17,757
Reclassification adjustments	—	—	—	(1,354)	(1,354)
Current period credit (charge)	20,861	(3,642)	(611)	12,885	29,493
Income tax benefit (expense)	—	722	232	(4,238)	(3,284)

Balance at April 30, 2008	$58,086	$(24,214)	$589	$8,151	$42,612

~ 61 ~

Note R: Common Shares
***
Voting: The Company’s Amended Articles of Incorporation (“the Articles”) provide that each holder of an outstanding common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:
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

any matter submitted to the Company’s shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of the Company’s outstanding shares) of the Amended Articles of Incorporation, as they may be further amended, or any issuance of common shares of the Company for which shareholder approval is required by applicable stock exchange rules; and

any matter relating to the issuance of common shares, or the repurchase of common shares that the Company’s Board of Directors determines is required or appropriate to be submitted to the Company’s shareholders under the Ohio Revised Code or applicable stock exchange rules.
On the matters listed above, common shares are entitled to 10 votes per share, if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share are:
common shares beneficially owned for four consecutive years as of the June 23, 2008, annual meeting record date; or

common shares received through the Company’s various equity plans.
In the event of a change in beneficial ownership, the new owner of that share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.

~ 62 ~

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

~ 63 ~

Directors, Officers, and General Managers
The J. M. Smucker Company
— Directors —
Vincent C. Byrd
Senior Vice President, Consumer Market
The J. M. Smucker Company
R. Douglas Cowan A
Chairman
The Davey Tree Expert Company
Kent, Ohio
Kathryn W. Dindo A, E
Retired Vice President
FirstEnergy Corp.
Akron, Ohio
Paul J. Dolan E
President
Cleveland Indians
Cleveland, Ohio
Elizabeth Valk Long A, E
Former Executive Vice President
Time Inc.
New York, New York
Nancy Lopez Knight G
Founder
Nancy Lopez Golf Company
Albany, Georgia
Gary A. Oatey G
Chairman and Chief Executive Officer
Oatey Co.
Cleveland, Ohio
Richard K. Smucker
President and Co-Chief Executive Officer
The J. M. Smucker Company
Timothy P. Smucker
Chairman and Co-Chief Executive Officer
The J. M. Smucker Company
William H. Steinbrink G
Advisor to Business and Non-Profit Leaders
Shaker Heights, Ohio
A     Audit Committee Member
E     Executive Compensation Committee Member
G     Nominating and Corporate Governance Committee Member
— Officers & General Managers —
Timothy P. Smucker
Chairman and Co-Chief Executive Officer
Richard K. Smucker
President and Co-Chief Executive Officer
Dennis J. Armstrong
Vice President, Logistics
and Operational Support
Mark R. Belgya
Vice President, Chief Financial Officer
and Treasurer
Vincent C. Byrd
Senior Vice President, Consumer Market
John W. Denman
Vice President and Controller
Barry C. Dunaway
Vice President, Corporate Development
M. Ann Harlan
Vice President, General Counsel
and Secretary
Donald D. Hurrle, Sr.
Vice President, Sales, Grocery Market
John F. Mayer
Vice President, Customer Development
Kenneth A. Miller
Vice President, Alternate Channels
Steven Oakland
Vice President and General Manager,
Consumer Oils and Baking
Andrew G. Platt
Vice President, Information
Services and Chief Information Officer
Christopher P. Resweber
Vice President, Marketing Services
Julia L. Sabin
Vice President and General Manager,
Smucker Quality Beverages, Inc.
Mark T. Smucker
Vice President, International
Paul Smucker Wagstaff
Vice President, Foodservice
and Beverage Markets
Albert W. Yeagley
Vice President, Quality Assurance
Jeannette L. Knudsen
Securities and Acquisition Counsel
and Assistant Secretary
Debra A. Marthey
Assistant Treasurer
Larry W. Herman
General Manager, Foodservice
Gary A. Jeffcott
General Manager, International Market
David Lemmon
Managing Director, Canada
— Properties —
Corporate Offices:
Orrville, Ohio
Domestic Locations:
Chico, California
Cincinnati, Ohio
El Paso, Texas
Grandview, Washington
Havre de Grace, Maryland
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem, Pennsylvania
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Scottsville, Kentucky
Seneca, Missouri
Toledo, Ohio
West Fargo, North Dakota*
International Manufacturing
Locations:
Delhi Township, Ontario, Canada
Dunnville, Ontario, Canada
Sherbrooke, Quebec, Canada
Ste. Marie, Quebec, Canada
Sales and Administrative Offices:*
Bentonville, Arkansas
Markham, Ontario, Canada
Mexico City, Mexico

*	Leased properties

~ 64 ~

Corporate and Shareholder Information
The J. M. Smucker Company
Corporate Offices
The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000
Stock Listing
The J. M. Smucker Company’s common shares are listed on the New York Stock Exchange — ticker symbol SJM.
Corporate Web Site
To learn more about The J. M. Smucker Company, visit www.smuckers.com.
Annual Meeting
The annual meeting will be held at 11:00 a.m. Eastern Daylight Time, Thursday, August 21, 2008, in Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.
Corporate News and Reports
Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on the Company’s Web site. They are also available without cost to shareholders who submit a written request to:
The J. M. Smucker Company
Attention: Corporate Secretary
Strawberry Lane
Orrville, Ohio 44667
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
Shareholder Services
The transfer agent and registrar for the Company, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters including:
❖	Shareholder investment program (BYDSSM)
–	direct purchase of Company common shares

–	dividend reinvestment

–	automatic monthly cash investments
❖	Book-entry share ownership

❖	Share transfer matters (including name changes, gifting, and inheritances)

❖	Direct deposit of dividend payments

❖	Nonreceipt of dividend checks

❖	Lost share certificates

❖	Changes of address

❖	Online shareholder account access

❖	Form 1099 income inquiries (including requests for duplicate copies)
Shareholders may contact Shareholder Relations at the corporate offices regarding other shareholder inquiries.
Transfer Agent and Registrar
Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Telephone: (800) 456-1169
Telephone outside the U.S., Canada, and
Puerto Rico: (312) 360-5254
Web site: www.computershare.com/contactus
This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference “Forward-Looking Statements” located on page 26 in the Management’s Discussion and Analysis section.
©/ ™/® The J. M. Smucker Company or its subsidiaries. Pillsbury, Pillsbury BEST, the Barrelhead logo and the Doughboy character are trademarks of The Pillsbury Company, LLC used under license. Borden and Elsie trademarks used under license. Splenda and Splenda design are trademarks of McNeil Nutritionals, LLC.

CThe majority of this report was printed on paper with a minimum of 25% post-consumer waste recycled content.

SMUCKER'S

All the Goodness of Smucker's®... In a Store!

SMUCKER'S

Smucker's Wall of Jam

The Café

Custom Gift Baskets

For over 100 years, The J. M. Smucker Company has been committed to bringing you quality products from its family of brands and helping families create memorable mealtime moments.

Today, we are pleased to continue this proud tradition by presenting our brands, our history and our culture through a unique sensory experience at our recently renovated Company store.

Browse products and merchandise, learn about our Company's heritage and enjoy delicious recipes. We can also help you with gift baskets for friends, family and business associates through the newly added custom gift basket corner.

Company Museum

Brand Products & Merchandise

Unique Gift Sets

SMUCKER'S®

THE J. M. SMUCKER COMPANY

STORE AND CAFÉ

Open Mon-Sat 9am-6pm • Route 57, 1/4 mi. N. of Route 30 • 333 Wadsworth Rd., Orrville

Phone: 330-684-1500

www.smuckers.com

3ll the 3oodness of 3mucker’s®... 3n a 3tore! ‘PS_PWFS___ZFBST ___F_+___.___4NVDLFS___CFFO___DPNNJUUFE___UP___CSJOHJOH___ZPV_ NFNPSBCMF_NFBMUJNF_NPNFOUT_ Smucker’s Wall of Jam Company Museum SFOPWBUFE_$PNQBOZ_TUPSF___ $PNQBOZ_T___IFSJUBHF___BOE___FOKPZ_ The Café Brand Products & Merchandise DVTUPN_HJGU_CBTLFU_DPSOFS_ Custom Gift Baskets Unique Gift Sets
0QFO_.PO_4BU___BN___QN_t_3PVUF___ ___NJ___/___PG_3PVUF___t___8BETXPSUI_3E_ _0SSWJMMF
1IPOF___
With a Name Like Smucker’s, It Has to Be Good.®
XXX_TNVDLFST_DPN