Form 10-K, Exhibit 13
period 2009-04-30
SMUCKER J M CO
filed 2009-06-26
CIK 91419

SMUCKER'S®

The J.M. Smucker Company

2009 Annual Report

Hungry Jack
Buttermilk
PANCAKE & WAFFLE MIX
ADD MILK OIL & EGG
CALCIUM
R.W. KNUDSEN
SIMPLY NUTRITIOUS
Morning Blend
NATURAL
Crisco
Pure Canola Oil
Jif
18 oz
CREAMY
PEANUT BUTTER
CHOICE OF CHOOSY MOMS #1
Pillsbury
Creamy Supreme
Chocolate Fudge
SMUCKER'S
Strawberry Preserves
RICH, PURE TASTE
Folgers
CLASSIC ROAST
BORDEN
EAGLE BRAND
AMERICA'S MOST TRUSTED
SWEETENED CONDENSED MILK

FINANCIAL HIGHLIGHTS
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in thousands, except per share data)	2009	2008

Net sales	$3,757,933	$2,524,774
Net income and net income per common share:
Net income	$265,953	$170,379
Net income per common share – assuming dilution	$3.12	$3.00
Income and income per common share before restructuring and merger and integration costs:(1)
Income	$321,617	$178,881
Income per common share – assuming dilution	$3.77	$3.15
Common shares outstanding at year end	118,422,123	54,622,612
Number of employees	4,700	3,250

(1) Reconciliation to net income:
Income before income taxes	$396,065	$254,788
Merger and integration costs	72,666	7,967
Cost of products sold – restructuring	—	1,510
Other restructuring costs	10,229	3,237

Income before income taxes, restructuring, and merger and integration costs	$478,960	$267,502
Income taxes	157,343	88,621

Income before restructuring and merger and integration costs	$321,617	$178,881

CONTENTS

Our Culture	1
Letter to Shareholders	2
Business Overview	4
Our Commitment to Sustainability	11
Our Store and Café	12
Recipes	13
Five-Year Summary of Selected Financial Data	15
Summary of Quarterly Results of Operations	16
Stock Price Data	16
Comparison of Five-Year Cumulative Total Shareholder Return	17
Management’s Discussion and Analysis	18
Report of Management on Internal Control Over Financial Reporting	28
Report of Management on Responsibility for Financial Reporting	28
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	29
Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements	30
Consolidated Financial Statements	31
Notes to Consolidated Financial Statements	36
Directors and Officers	62
Properties	62
Corporate and Shareholder Information	63

Why We Are, Who We Are
...Our Culture

A culture of dotting the i's and crossing the t's...

Of doing the *right* things and doing *things* right...

A culture of growth — individual and as a company.

It's who we are. It's *because* of who we are.

It's a result of living our Basic Beliefs...

Our Commitment to Each Other. To our consumers and to our customers.

As we look to the future of unlimited possibilities, we recognize the principles that are instrumental to our success...

A culture deeply rooted in our Basic Beliefs...

Guideposts for decisions at every level...

Why we are *who* we are.

A culture that encourages commitment to each other...

Clear communication and collaboration...

Vision...A culture of appreciation.

A *family*-sense of sharing in a job well done...

Where every person makes a difference.

Dear Shareholders and Friends:
This past fiscal year has been one of the most remarkable and unprecedented in our Company’s history. We delivered excellent results across the business while successfully completing the largest merger in our history. In November 2008, we added Folgers—the #1 U.S. Retail coffee brand—to our portfolio. The strategic rationale for this transaction is compelling:
Expands our portfolio of strong, #1 food brands in North America.

Adds a nearly $2 billion brand that delivers strong profitability and increased cash flow.

Continues to enhance our size and scale.

Expands our product offerings to consumers throughout the day and evening.

Enhances our organization with talented new employees and provides all employees with growth opportunities as part of a Company strongly rooted in our Basic Beliefs of Quality, People, Ethics, Growth, and Independence.
Fiscal Year 2009
Our fiscal year results are particularly gratifying given challenges in the broader economy and record commodity costs that pressured margins during the first half of the year. Our results reflect the continued implementation of our Strategy and the considerable talent and dedication of our employees:
Sales were $3.8 billion, up 49 percent over last year.

Net income per share was $3.12, up from $3.00 last year, a four percent increase.

Cash flow from operations exceeded $440 million. Total cash and investments as of April 30, 2009, were $470 million.

In addition to our regular dividend payments, a special one-time dividend of $5.00 per share was issued to Smucker shareholders of record as of September 30, 2008. This one-time dividend was part of the overall Folgers transaction and an example of how we continue to provide long-term value to our shareholders.
Long-Term Performance
We are confident that our exceptional employees and strong portfolio of leading, icon brands will continue to deliver long-term growth. As we look forward, we expect to grow sales by six percent and earnings per share by eight percent or more over the long term.
Several favorable factors will fuel continued momentum:
We remain committed to a clear and proven strategy of owning and marketing leading food brands in North America.

Market share continues to grow across almost every category in which we compete and more than 75 percent of our sales come from #1 food brands.

Consumers are eating more meals at home.

Families continue to look for value and our brands offer a variety of choices. Value refers not only to the price consumers pay, but the quality, convenience, and overall product experience they receive for the price. Quality has been one of our Basic Beliefs throughout our history and product safety is at the forefront of everything we do. We deeply value the trust that our consumers place in The J. M. Smucker Company and we work every day to preserve that trust.

The addition of Folgers has enabled the Company to leverage its distribution, sales, operations, and administrative functions and we are on track to achieve $80 million in stated synergies within the first 18 months of owning the Coffee business. Leveraging our increased scale will enable us to grow bottom-line profitability at a faster pace than our top-line growth.

We have an outstanding team, and they have delivered record core business results this year, while integrating the largest merger in our history. The commitment of our employees to the values and principles upon which the Company was founded will continue to guide how we do business in both prosperous and uncertain economic times.

At Smucker, Our Purpose is to bring families together to share memorable meals and moments. We have always defined success by more than financial performance. We believe how we do things is just as important as what we do.
Our Purpose and Our Brands
We offer consumers diverse brands and products that are part of everyday meals, casual get-togethers, and special occasions. And, more than just providing a meal or snack, The J. M. Smucker Company has a meaningful impact on society with a portfolio of brands that brings families together to share memorable meals and moments. These moments are repeated millions of times each day across North America and research suggests that time spent together builds stronger, healthier families.
The world has changed dramatically since our Company was founded over 110 years ago. Life is more hurried, yet consumers continue to find comfort in simple pleasures enjoyed with family and friends. We take great pride in the small, but important role that our brands play in the lives of our consumers by offering trusted products during all parts of the day:
Each morning families awake to the fresh aroma of Folgers or Dunkin’ Donuts coffee and pour a glass of refreshing R.W. Knudsen Family juice. They start the day together with warm biscuits made from Martha White flour and covered with Smucker’s preserves or Jif peanut butter.

For a meal or a snack, children and adults alike enjoy the homemade taste of peanut butter and jelly with a convenient Smucker’s Uncrustables sandwich.

And, in the evening, friends and family sit down to talk about their day while enjoying a cup of Folgers coffee with a piece of Pillsbury cake or a brownie.
Bringing families together is best accomplished by employees who feel like family themselves. At Smucker, we maintain a unique family feeling by genuinely living our Basic Beliefs of Quality, People, Ethics, Growth, and Independence.
Our Purpose is what brings Smucker employees to work every day. Our Strategy is what guides our organization in a common direction and is the framework for serving our consumers, customers, employees, suppliers, communities, and shareholders.
We look forward to the continued successful integration of the Coffee business, leveraging our increased scale, and providing consumers with trusted, simple pleasures that are “good and good for you,” “easy for you,” and that “make you smile.”
We believe the best is yet to come for the Company and all our valued constituents.
Sincerely,

Tim Smucker	Richard Smucker

Business Overview
U.S. RETAIL COFFEE MARKET SEGMENT
Folgers, Dunkin’ Donuts, and Millstone
     The Folgers merger added $856 million in sales and $241 million in segment profit during fiscal 2009.
     Folgers became the 12th brand in our Company’s portfolio that enjoys the #1 market share position in its category.
     As part of the merger, we also acquired the Millstone coffee brand and the licensing rights to manufacture and distribute Dunkin’ Donuts coffee products through retail channels. Dunkin’ Donuts coffee and Millstone coffee participate in the growing gourmet segment of the coffee category.
     The momentum of the Coffee business is significant. Coffee segment sales and profits for the period of Smucker ownership have exceeded the financial expectations we established upon the close of the transaction in November 2008. We attribute this success to several factors:
The passion, dedication, and focus of our employees.

The strong, #1 market share position of the Folgers coffee brand across the United States.

Continued rapid growth of Dunkin’ Donuts coffee in retail.

Consumers are enjoying more meals at home in the current economic environment.

The Folgers, Dunkin’ Donuts, and Millstone coffee brands are perfect complements to our other U.S. Retail products and position us well to offer consumers even more choices throughout the day and evening.

Advantage Sales and Marketing is our single national broker for the grocery business within the U.S. Retail segments and was also representing the Coffee business for Procter & Gamble at the time of the merger. This continuity of representation, in combination with our experienced and talented Smucker sales force, has enabled us to hit the ground running with our customers.

A smooth transition and partnership with Procter & Gamble.
     Since the close of the transaction in November, a number of significant integration milestones have been achieved:
Our coffee organization is in place.

Customers can order and receive Folgers products along with the rest of our Smucker products.

Smucker systems and processes are in place at all four of the coffee manufacturing facilities.
     During fiscal 2009, Folgers coffee introduced an enhanced, proprietary roasting process, which ensures rich, pure Mountain Grown taste in every cup. Folgers coffee beans are now pre-roasted to improve roasting consistency and ensure a rich taste.
     In addition to this unprecedented innovation, the Coffee business introduced Folgers Brazilian Blend, Folgers Gourmet Selections Brazilian Sunrise, and Dunkin’ Donuts Dark.
We have been privileged to partner with Miriam Weinstein, the author of the thought-provoking and inspiring book, The Surprising Power of Family Meals, which details the far-reaching benefits of family mealtime and cites research that families that eat together are stronger, smarter, healthier, and happier.

Hungry Jack
Original
R.W. KNUDSEN
Organic
Goji Berry
SMUCKER'S
Apple Butter
SMUCKER'S
Strawberry
Preserves
Folgers
COFFEE SINGLES

     During the second half of fiscal 2009, we were pleased to update and release some of the best television advertising for our Folgers brand emphasizing the core brand equity of Folgers: The Best Part of Wakin’ Up. We look forward to introducing new television advertising in fiscal 2010.
     We were honored this past year when Dunkin’ Donuts coffee was named the #2 most successful new product introduction in retail during calendar year 2008 by Information Resources, Inc. (IRI).
U.S. RETAIL CONSUMER MARKET SEGMENT
Smucker’s, Jif, and Hungry Jack
     Sales and profits within our U.S. Retail Consumer Market Segment grew by 10 percent and seven percent, respectively, in fiscal 2009.
Fruit Spreads and Peanut Butter The “Great American PB&J” has been part of family meals for generations and is particularly relevant for the comfort and value it offers in the current economic environment. As consumers reach for what is America’s favorite sandwich, we continue to offer both traditional and new alternatives.
     During fiscal 2009, we introduced Smucker’s Orchard’s Finest preserves. Consumers can enjoy this new fruit spreads offering in Strawberry, Blueberry, Cherry, and Triple Berry.
     Consumers have trusted Knott’s Berry Farm jellies, jams, preserves, and syrups since 1920, and during fiscal 2009 we added this brand to our Company’s portfolio. Knott’s Berry Farm products complement our existing fruit spreads and expand our offerings, particularly in the western part of the United States.
     Peanut butter, our second largest category, continues to pair beautifully with its famous jelly partner, and we offer consumers an increasing number of ways to enjoy this “good for you” and affordable source of protein.
In fiscal 2009, we introduced Reduced Fat Jif-to-Go — individual servings of peanut butter for consumer convenience while away from home. We also introduced another better for you alternative to our Jif product line with the addition of Jif Natural peanut butter spread — a no-stir, shelf-stable offering.
     As the peanut butter category leader, we have made significant investments in advertising, new products, and technology in recent years. During the past year we ran three new television advertising spots highlighting how Jif peanut butter helps bring families together to share memorable meals and moments. This campaign built on the brand’s core “choosy moms” equity.
Toppings Smucker’s ice cream toppings help make desserts memorable at holiday celebrations, warm-weather gatherings, and other special occasions. Adding to the dessert experience in fiscal 2009 were Smucker’s Spoonables in Dark Chocolate or Apple Cinnamon and Magic Shell Cupcake flavored ice cream topping.

For every occasion, our goal is to help families share special moments by offering a variety of quality products that are good and good for you, convenient, and that make you smile.
Potatoes, Pancakes, and Syrup Everybody’s happy when it’s Hungry Jack, and during fiscal 2009 we made sure this was true for breakfast, lunch, or dinner. Hungry Jack Buttermilk or Blueberry wheat-blend pancakes offer consumers another “good for you” value alternative in the morning. New Hungry Jack potatoes in Redskin & Yukon Gold add variety and “easy for you” convenience to lunch and dinner.
U.S. RETAIL OILS AND BAKING MARKET SEGMENT
Crisco, Pillsbury, Eagle Brand, Martha White,
White Lily, PET, and Magnolia
     Sales and profits within our U.S. Retail Oils and Baking Market Segment grew by 14 percent and 25 percent, respectively, in fiscal 2009.
     Over the past five years our U.S. leadership position in the baking aisle has continued to strengthen. Our portfolio of baking brands includes Crisco, Pillsbury, Eagle Brand, Martha White, White Lily, PET, and Magnolia. When all the categories in which these brands compete are combined, we are the largest supplier in the total baking category and our momentum has never been stronger. Our success can be attributed to a focus on quality, innovation, and seamless implementation.
     Our consumers continually seek new and unique ways to meet their everyday and special-occasion baking needs. For the first time in many years, we are bringing Pillsbury cookies to the center of the store with the introduction of Funfetti, Chocolate Chunk, and Reduced-Sugar cookie mix varieties.
     The introduction of Pillsbury Brownie Minis brownie mix in Milk Chocolate and Chocolate Fudge prove that fun, convenience, and portion control can combine to create a delectable treat.
     And, whether you choose to frost Pillsbury Brownie Minis or a Pillsbury cake, frosting has never been easier— or more fun — than with our new, easy-to-dispense aerosol can that delivers the same great-tasting frosting as our ready-to-spread products. Consumers can frost an entire cake with a single can of Pillsbury Easy Frost frosting in a variety of flavors including Chocolate, Vanilla, and Cream Cheese.
     The Martha White brand has a rich history, and through the years has been indispensable in kitchens across the South. We aim to preserve the traditions of the brand, while offering Martha White consumers modern-day, convenient products.
     Our Crisco olive oil products are now available nationally and offer consumers a trusted brand in the “good for you” olive oil category. The growing success of these products was aided during the year with television advertising and other consumer support that highlighted the many uses for olive oil, including dressing a crisp salad, grilling flavorful vegetables, or baking a golden chicken.
SPECIAL MARKETS SEGMENT
     Our Special Markets segment is primarily comprised of products that are distributed through channels other than traditional U.S. Retail markets. The businesses in this segment include Canada, Foodservice, Natural Foods, and International. Compared to fiscal 2008, our Special Markets segment grew sales and segment profits by 24 percent and 21 percent, respectively.
Canada We offer Canadian consumers a variety of brands that hold the #1 position in the Canadian market-place including Smucker’s fruit spreads and toppings, Europe’s Best premium frozen fruits and vegetables, Carnation evaporated milk, Eagle Brand sweetened condensed milk, Robin Hood flour and baking mixes, and Bick’s pickles and condiments. Canadian sales were up 28 percent versus fiscal 2008, primarily driven by acquisitions.
     During fiscal 2009, we offered the Canadian consumer even more Crisco brand choices when we expanded distribution of Crisco olive oil into Canada with six new product offerings. “Good for you,” whole-wheat, all purpose flour was also introduced during the year under both the Robin Hood and Five Roses brands.
     Moving into fiscal 2010, Folgers coffee will be an increasingly important part of our Canadian portfolio. We will focus on expanding distribution and look forward to making Folgers coffee available to even more Canadian consumers.
Foodservice The economy has been particularly challenging for the foodservice industry this year as consumers choose to eat more meals at home. With the addition of Folgers coffee, our overall Foodservice
We strongly believe in the power of family meals as a way for family members to connect with one another and establish an important ritual that allows family and friends to grow together.

SPRITZER
Extra Virgin
ORGANIC
Lemonade
Jif
CREAMY
Crunch'ems
Garlic
SMUCKER'S
Uncrustables
SOFT BREAD

business grew by 34 percent in fiscal 2009. Our core business was down slightly, but fared better than the overall industry due to the strength of our branded products.
     Our first full year of Snack’n Waffles product sales was strong. Snack’n Waffles ready-to-eat, pre-sweetened waffles offer consumers a convenient, hand-held waffle to enjoy at home or on the go. Better for you, whole-grain varieties of Maple, Cinnamon, and Blueberry were introduced this year.
     Investments in our Scottsville manufacturing facility have positioned us for continued growth of both Smucker’s Uncrustables sandwiches and Snack’n Waffles ready-to-eat waffles.
     The addition of coffee to the portfolio will expand our offerings to traditional customers and positions us well with new customers, in new channels, including office settings where coffee is a staple.
Smucker Natural Foods Smucker Natural Foods, Inc., formerly Smucker Quality Beverage, Inc., has been renamed to better reflect the broader set of products offered under the R.W. Knudsen Family and Santa Cruz Organic brands and the strategic focus of the business going forward. Over the years, the business has evolved to offer natural food products in categories including beverages, peanut butter, dessert toppings, and fruit sauces. Across the categories in which it competes, Smucker Natural Foods, Inc., continues to meet consumer expectations for products that are “good and good for you” and made in a sustainable manner. The business is an industry sustainability leader, receiving the California Waste Reduction Awards Program (WRAP) Award for the ninth consecutive year.
     New products introduced this past year include R.W. Knudsen Family Organic Yumberry and Organic Goji Berry. Santa Cruz Organic ready-to-drink, Fair-Trade-Certified™ teas in Raspberry, Peppermint, Lemon, and Mango flavors were also introduced during the year.
International Consumers in more than 65 countries beyond the United States and Canada continue to enjoy our brands and products. Sales and profits grew by three percent and 72 percent, respectively, during the fiscal year. Puerto Rico is our largest export market and our brands continue to enjoy #1 market positions across almost every category in which we compete.
     Our International business provides important insights into emerging trends and helps us maintain a global perspective on our consumers, customers, and suppliers.
Special moments shared with one another provide the opportunity to teach valuable life lessons or to share stories that tie families together.

Our Commitment to Sustainability
Create a better tomorrow by focusing on our
environmental impact and social responsibility.
OUR STRATEGIC FOCUS
     Since 1897, our Company has considered both environmental and social sustainability to be one of our many responsibilities as a good corporate citizen. Today, sustainability remains a key strategic focus area for the Company. We keep our environmental impact and social responsibilities at the forefront with a clear set of sustainability goals that set the direction for our organization:
Reduce utility usage by 25% over next five years

Create zero waste — 75% reduction over five years

Maintain a social sustainability leadership role
OUR ENVIRONMENTAL IMPACT
     The Company has implemented and managed a variety of programs, including the utilization of renewable energy technology, improved wastewater management, increased usage of sustainable raw materials, and reuse of resources rather than consuming new ones. Specific examples include:
Reduced the use of resin in ]if peanut butter jars by 2.2 million pounds —enough resin to produce 34 million jars.

Reduced delivery truck traffic and energy consumption when we began producing plastic bottles for Crisco products at our own manufacturing facility in Cincinnati, rather than having the bottles shipped to us by a third party.

Received LEED Certification for new buildings and renovations on our Corporate Campus and other locations.

Received the Waste Reduction Awards Program (WRAP) Award, administered by the California Integrated Waste Management Board, at our Chico, California, manufacturing facility for the ninth year.

Increased focus on the identification and implementation of environmental sustainability opportunities across the Company by putting Green Teams in place at every manufacturing facility.

Constructing a solar warehouse at our Chico, California, manufacturing facility that will have a zero-energy footprint upon completion.

Continuing to offer consumers a variety of organic products that restore, maintain, and enhance ecological harmony.
OUR SOCIAL RESPONSIBILITIES
     Smucker has a long track record of promoting initiatives and programs that support and enhance the quality of life in the communities in which we operate. Education has always been a primary focus of our social sustainability resources. Examples include:
Played a key role in the establishment of the Heartland Education initiative in Ohio, which focuses on improving education through a partnership between community organizations, parents, schools, and local businesses.

Continuing to support United Way and Boy & Girls Clubs of America with our time and financial resources.

Bring this ad to The J.M. Smucker Company Store and Café and receive 10% off your entire purchase of $25 or more!* ADV062809

SMUCKER'S

All the Goodness of Smucker's® ... In a Store!

SMUCKER'S
Smucker's Wall of Jam

The Café

Custom Gift Baskets

Company Museum

Brand Products & Merchandise

Unique Gift Sets

SMUCKER'S®

THE J. M. SMUCKER COMPANY
STORE AND CAFÉ

the (Goodness of Smucker’s”... In a Store!
For over 110 years, The J. M. Smucker Company has been committed to bringing you quality products from its family of brands and helping families create memorable mealtime moments.
Today, we are pleased to continue this proud tradition by presenting our brands, our history, and our culture through a unique sensory experience at our Company Store.
Browse products and merchandise, learn about our Company’s heritage, and enjoy delicious recipes. We can also help you with gift baskets for friends, family, and business associates through the newly added custom gift basket corner.
Unique Gift Sets
Open Mon-Sat 9am-6pm • Route 57, 1/4 mi. N. of Route 30 • 333 Wadsworth Rd., Orrville, Ohio 44667 Phone: 330-684-1500 • www.smuckers.com with a name like smucker’s, it has to be good
©/™/®The J. M. Smucker Company. Pillsbury, the Barrelhead logo, and the Doughboy character are trademarks ofThe Pillsbury Company, LLC. used under license. *Offer valid through 12/31/09. Limit one coupon per customer per day.

Cheesy Potato Pancakes with Sausage Prep time: 15 minutes Cook time: 6 minutes Ready in: 40 minutes Makes 4 to 5 servings Raspberry Mocha Mousse Parfaits Prep time: 40 minutes Cook time: 1 minute Ready in: 1 hour Makes 8 servings Hawaiian Chicken Wings with Pineapple Blue Cheese Dip Prep time: 15 minutes Cook time: 10 minutes Ready in: 3 hours Makes 4 servings Black Bean Salad Prep time: 10 minutes Ready in: 10 minutes Makes 6 servings Ingredients 1 (12 oz.) package breakfast sausage patties Crisco® Original No-Stick Cooking Spray 1 cup Hungry Jack® Buttermilk Complete Pancake & Waffle Mix 1 1/2 cups Hungry Jack® Mashed Potato flakes 2 1/2 cups milk 2 large eggs 2 tablespoons Crisco® Pure Vegetable Oil 2 tablespoons Hungry Jack® Regular Syrup (optional) 1/2 cup shredded carrots 1/4 cup sliced green onion 1/4 cup grated Parmesan cheese 1/2 cup shredded sharp Cheddar cheese Ingredients 4 (1 oz.) squares unsweetened chocolate 1 (14 oz.) can Eagle Brand® Sweetened Condensed Milk 1 1/2 teaspoons vanilla extract 1 tablespoon Folgers® Instant Coffee Crystals 1 teaspoon hot water 1 cup (1/2 pint) heavy cream 1 can refrigerated whipped cream 2 cups frozen Nature’s PeakTM Select Raspberries or fresh red raspberries Ingredients 1/2 cup cornstarch 1/4 cup Pillsbury BEST® All Purpose Flour 1/4 cup soy sauce 1/4 cup sugar 2 large eggs, lightly beaten 2 green onions, chopped 2 cloves garlic, crushed 1 tablespoon sesame seeds 1 teaspoon salt 1 1/2 lbs. chicken wings, separated at joints, tips discarded Crisco® Pure Vegetable Oil PINEAPPLE BLUE CHEESE DIP 1/2 cup mayonnaise 1/2 cup sour cream 1/4 cup crumbled blue cheese 1 (8 oz.) can crushed pineapple, drained 1/8 teaspoon salt 1/8 teaspoon black pepper 1 teaspoon sugar Ingredients SALAD 2 (15 oz.) cans black beans, rinsed and drained 1/2 large sweet onion (such as Vidalia®), chopped fine 2 tomatoes, seeded and chopped 1/2 cup (about 8 oz.) chopped fresh mushrooms 1 fresh jalapeño pepper, seeded and minced DRESSING 1/2 cup Crisco® Pure Vegetable Oil 1 teaspoon chili powder 1 clove garlic, minced 1/2 teaspoon salt Juice from 1 lime Cilantro (optional) Asparagus with Citrus Dressing Prep time: 10 minutes Cook time: 5 minutes Ready in: 15 minutes Makes 6 servings Berries and Cream Cake Roll Prep time: 20 minutes Bake time: 10 minutes Ready in: 3 hours 15 minutes Makes 12 servings Caribbean Mini-Burgers with Apricot-Pineapple Salsa Prep time: 15 minutes Cook time: 10 minutes Ready in: 25 minutes Makes 8 mini-burgers Peanut Butter Berry Bars Prep time: 15 minutes Bake time: 25 minutes Ready in: 1 hour 30 minutes Makes 16 servings Ingredients 1 lb. asparagus 5 cups water 1 1/2 teaspoons salt, divided 3 tablespoons orange juice 2 tablespoons fresh lemon juice 2 teaspoons sugar 1 teaspoon Dijon-style mustard 1/4 teaspoon black pepper 1/3 cup Crisco® Light Olive Oil or Crisco Puritan® Omega-3 DHA Canola Oil Ingredients Crisco® No-Stick Cooking Spray with Pillsbury® Flour 4 large eggs, separated 3/4 cup granulated sugar 1 teaspoon vanilla extract 3/4 cup Pillsbury SOFTASILK® Cake Flour, or Pillsbury BEST® All Purpose Flour 3/4 teaspoon baking powder 1/4 teaspoon salt Powdered sugar 1 cup Smucker’s® Strawberry Preserves, or Smucker’s® Low SugarTM Strawberry Reduced Sugar Preserves 1 cup heavy cream Fresh fruit and mint sprigs for garnish (optional) Ingredients BURGER PATTIES 1 1/4 lbs. ground beef chuck 2 teaspoons jerk spice seasoning 1/2 teaspoon salt Cayenne pepper, to taste APRICOT-PINEAPPLE SALSA 1 (24 oz.) container tropical mixed fruit, drained 1/4 cup Smucker’s® Apricot-Pineapple Preserves or Smucker’s® Apricot Preserves 1 tablespoon fresh lime juice 1 tablespoon fresh cilantro, chopped Crisco® Butter Flavor No-Stick Cooking Spray 4 slices provolone cheese, halved 8 (4-inch) pita pockets, with top 1/4 of pita cut off Ingredients Crisco® Original No-Stick Cooking Spra y 1 1/4 cups Pillsbury BEST® All Purpose Flour 1/2 cup sugar 1 teaspoon baking powder 1/4 teaspoon salt 2 tablespoons Crisco® Pure Canola Oil 1 large egg 1/2 cup Smucker’s® Chunky Natural Peanut Butter, plus 1 tablespoon 1/2 cup Smucker’s® Low SugarTM Strawberry Reduced Sugar Preserves

Asparagus with Citrus Dressing (Pictured on page 5)

Directions
SNAP off tough asparagus ends; discard. Peel ends of spears with sharp paring knife or vegetable peeler, if desired.
PLACE 5 cups water and 1 teaspoon salt in large deep skillet; bring to a boil. Add asparagus spears. Boil, uncovered, 4 to 5 minutes for thin spears, 8 to 10 minutes for thick spears, or until crisp-tender. Drain well. Transfer asparagus to serving plate.
COMBINE orange juice, lemon juice, sugar, mustard, pepper and remaining 1/2 teaspoon salt in jar with tight fitting lid; shake well. Add oil; shake well again. Pour as much dressing as desired over warm asparagus. Serve at room temperature.
TIP: This salad can also be served chilled. Do not top spears with dressing until just prior to serving.

©/® The J. M. Smucker Company	crisco.com
Berries and Cream Cake Roll (Pictured on page 5)

Directions
HEAT oven to 375°F. Spray 15 x 10 x 1-inch jelly roll pan with no-stick cooking spray with flour.
BEAT egg whites on high speed 4 to 5 minutes or until stiff peaks form. Beat egg yolks in separate bowl 3 minutes or until slightly thick and light yellow in color. Add sugar and vanilla to egg yolks; continue to beat 1 minute. Sift together flour, baking powder and salt in small bowl. Add to egg yolk mixture. Fold in beaten egg white. Pour into prepared pan, spreading batter evenly.
BAKE 8 to 10 minutes or until golden brown. Sprinkle powdered sugar onto clean kitchen towel. Loosen cake edges from pan. Immediately invert onto towel. Gently roll towel and cake into a log, starting at long end. Cool completely, about 45 minutes. Chill beaters and mixing bowl from electric mixer 10 minutes in preparation for next step.
STIR preserves slightly for easier spreading. Beat cream in chilled bowl with chilled beaters until stiff. Unroll cake; spread carefully with preserves, then with whipped cream. Reroll cake without towel. Wrap in plastic wrap. Chill 2 to 3 hours or overnight.
SPRINKLE with powdered sugar; garnish with fruit and mint, if desired, before serving.

©/TM/® The J. M. Smucker Company	crisco.com
Pillsbury and Pillsbury BEST are trademarks of	pillsburybaking.com
The Pillsbury Company, LLC, used under license.	smuckers.com
Caribbean Mini-Burgers with Apricot-Pineapple Salsa (Pictured on page 9)

Directions
CRUMBLE ground beef in medium bowl; add seasoning, salt and cayenne. Gently combine ingredients well. Shape meat into eight 4-inch patties. Refrigerate until ready to grill.
CUT pineapple from fruit mix in quarters; chop remaining fruit into 3/8-inch pieces. Place fruit in small bowl. Add preserves, lime juice and cilantro; stir to combine.
COAT cool grill grate with no-stick cooking spray. Heat grill to medium-high (350°F to 400°F). Grill patties 3 to 5 minutes per side or until juices run clear. Top each burger with half slice of cheese during last 2 minutes of grilling. Place a burger in each pita; top with Apricot-Pineapple Salsa.

crisco.com
©/® The J. M. Smucker Company	smuckers.com
Peanut Butter Berry Bars (Pictured on page 9)

Directions
HEAT oven to 375°F. Coat 8 x 8-inch pan with no-stick cooking spray. COMBINE flour, sugar, baking powder and salt in medium bowl. Add oil and egg. Mix with fork to make fine crumbs. Reserve 1/2 cup of mixture for topping. Press remaining crumbs into bottom of prepared pan. Bake 10 to 12 minutes or until surface is dry. Mix 1/2 cup reserved crumbs and 1 tablespoon peanut butter with fork until evenly moistened; set aside.
SPREAD 1/2 cup peanut butter gently over partially baked crust, letting heat from bars soften peanut butter. Spread preserves over peanut butter. Sprinkle with peanut butter crumbs. Bake 15 to 17 minutes or until center is set. Cool. Cut into bars.

©/TM/® The J. M. Smucker Company	crisco.com
Pillsbury BEST is a trademark of	pillsburybaking.com
The Pillsbury Company, LLC, used under license.	smuckers.com
Cheesy Potato Pancakes with Sausage (Pictured on page 5)

Directions
COOK and crumble sausage patties in large skillet over medium heat until fully browned. Drain, if necessary.
SPRAY skillet or griddle with no-stick cooking spray. Heat skillet over medium-high heat or electric griddle to 375°F.
COMBINE pancake mix and potato flakes in large bowl. Whisk together milk, eggs and oil in medium bowl. Whisk in syrup, if desired. Add liquids to dry ingredients, stirring just until large lumps disappear. Blend in carrots, onion, Parmesan cheese and cooked sausage.
POUR 1/4 cup batter for each pancake onto hot skillet or griddle. Cook 3 minutes. Turn. Cook an additional 2 to 3 minutes or until golden brown. Place 3 or 4 pancakes on dinner plate. Sprinkle with Cheddar cheese before serving.

crisco.com
©/® The J. M. Smucker Company	hungryjack.com
Raspberry Mocha Mousse Parfaits (Pictured on page 5)

Directions
MELT chocolate in a microwave-safe dish on HIGH (100% power) in 20-second intervals until melted. Stir until smooth.
POUR sweetened condensed milk into large bowl. Beat in melted chocolate and vanilla. Dissolve coffee in hot water. Add to chocolate mixture, beating until smooth. Chill 15 minutes. Chill beaters and mixing bowl from electric mixer 10 minutes in preparation for next step.
BEAT cream in chilled bowl with chilled beaters until stiff. Fold into chilled chocolate mixture. Reserve 8 raspberries for garnish. Layer parfait glasses as follows: 1/4 cup chocolate mousse, refrigerated whipped cream, 1/4 cup raspberries, 1/4 cup chocolate mousse. Refrigerate parfaits 20 minutes before serving. Just before serving, garnish each with refrigerated whipped cream and single raspberry.

eaglebrand.com
© The J. M. Smucker Company	folgers.com
Hawaiian Chicken Wings with Pineapple Blue Cheese Dip (Pictured on page 9)

Directions
COMBINE cornstarch, flour, soy sauce, sugar, eggs, green onions, garlic, sesame seeds and salt in large resealable food storage bag. Mix thoroughly.
RINSE chicken; pat dry. Add to cornstarch mixture. Toss to coat. Marinate at least 2 hours.
HEAT 2 inches oil in a deep fryer or deep heavy skillet. Fry chicken pieces, a few at a time, 8 to 10 minutes or until golden brown and no longer pink in center, turning to brown evenly. Drain on paper towels.
PINEAPPLE BLUE CHEESE DIP
COMBINE all dip ingredients; refrigerate until ready to serve. Makes about 2 cups.

©/® The J. M. Smucker Company
Pillsbury BEST is a trademark of	crisco.com
The Pillsbury Company, LLC, used under license.	pillsburybaking.com
Black Bean Salad
Directions
COMBINE salad ingredients in medium bowl.
WHISK together dressing ingredients in small bowl. Pour dressing over bean mixture; toss well.
SERVE at room temperature or chilled. Garnish with cilantro sprigs, if desired.

©/® The J. M. Smucker Company
Vidalia is a trademark of The Georgia
Department of Agriculture.	crisco.com

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
The following table presents selected financial data for each of the five years in the period ended April 30, 2009. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the consolidated financial statements and notes thereto.

	Year Ended April 30,
(Dollars in thousands, except per share data)	2009	2008	2007	2006	2005

Statements of Income:
Net sales	$3,757,933	$2,524,774	$2,148,017	$2,154,726	$2,043,877
Income from continuing operations	$265,953	$170,379	$157,219	$143,354	$130,460
Discontinued operations	—	—	—	—	(1,387)

Net income	$265,953	$170,379	$157,219	$143,354	$129,073

Financial Position:
Total assets	$8,192,161	$3,129,881	$2,693,823	$2,649,744	$2,635,894
Cash and cash equivalents	456,693	171,541	199,541	71,832	57,580
Long-term debt	910,000	789,684	392,643	428,602	431,560
Shareholders’ equity	4,939,931	1,799,853	1,795,657	1,728,059	1,690,800

Other Data:
Capital expenditures	$108,907	$76,430	$57,002	$63,580	$87,576
Common shares repurchased	—	2,927,600	1,067,400	1,892,100	368,678
Weighted-average shares	84,823,849	56,226,206	56,432,839	57,863,270	57,086,734
Weighted-average shares — assuming dilution	85,285,211	56,720,645	57,056,421	58,425,361	57,748,780
Earnings per common share:
Income from continuing operations	$3.14	$3.03	$2.79	$2.48	$2.29
Discontinued operations	—	—	—	—	(0.03)

Net income	$3.14	$3.03	$2.79	$2.48	$2.26

Income from continuing operations — assuming dilution	$3.12	$3.00	$2.76	$2.45	$2.26
Discontinued operations — assuming dilution	—	—	—	—	(0.02)

Net income — assuming dilution	$3.12	$3.00	$2.76	$2.45	$2.24

Dividends declared per common share	$6.31	$1.22	$1.14	$1.09	$1.02

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2009 and 2008.
(Dollars in thousands, except per share data)

						Earnings per
				Net	Earnings per	Common Share –
	Quarter Ended	Net Sales	Gross Profit	Income	Common Share	Assuming Dilution

2009	July 31, 2008	$663,657	$207,779	$42,291	$0.78	$0.77
	October 31, 2008	843,142	243,419	51,453	0.95	0.94
	January 31, 2009	1,182,594	401,041	77,941	0.68	0.68
	April 30, 2009	1,068,540	399,190	94,268	0.80	0.80

2008	July 31, 2007	$561,513	$185,984	$40,761	$0.72	$0.71
	October 31, 2007	707,890	218,488	50,166	0.88	0.87
	January 31, 2008	665,373	195,453	42,401	0.75	0.75
	April 30, 2008	589,998	182,239	37,051	0.68	0.67

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
STOCK PRICE DATA
The Company’s common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly and special dividends declared. There were approximately 305,072 shareholders as of June 18, 2009, of which 78,401 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends

2009	July 31, 2008	$55.58	$40.18	$0.32
	October 31, 2008	56.69	40.08	5.32
	January 31, 2009	46.00	37.22	0.32
	April 30, 2009	46.49	34.09	0.35

2008	July 31, 2007	$64.32	$55.60	$0.30
	October 31, 2007	58.09	50.79	0.30
	January 31, 2008	53.70	42.75	0.30
	April 30, 2008	52.59	46.84	0.32

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
Among The J. M. Smucker Company, the S&P 500 Index, and the S&P Packaged Foods & Meats Index

	April 30,
	2004	2005	2006	2007	2008	2009

The J. M. Smucker Company	$100.00	$96.90	$78.48	$114.38	$104.53	$93.15
S&P 500	100.00	106.34	122.73	141.43	134.82	87.21
S&P Packaged Foods & Meats	100.00	107.02	103.56	123.71	121.47	96.14

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2009, for the Company’s common shares, the S&P 500 Index, and the S&P Packaged Foods and Meats Index. These figures assume all dividends are reinvested when received and are based on $100 invested in the Company’s common shares and the referenced index funds on April 30, 2004.
Copyright © 2009, S&P, a division of The McGraw-Hill Companies, Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm

MANAGEMENT’S DISCUSSION AND ANALYSIS
EXECUTIVE SUMMARY
For more than 100 years, The J. M. Smucker Company (“Company”), headquartered in Orrville, Ohio, has been committed to offering consumers trusted, quality products that help families create memorable mealtime moments. Today, the Company is the leading marketer and manufacturer of fruit spreads, retail packaged coffee, peanut butter, shortening and oils, sweetened condensed milk, ice cream toppings, and health and natural foods beverages in North America.
Its family of brands includes Smucker’s, Folgers, Jif, Crisco, Pillsbury, Eagle Brand, R.W. Knudsen Family, Hungry Jack, White Lily, and Martha White in the United States, along with Robin Hood, Five Roses, Carnation, Europe’s Best, and Bick’s in Canada. In addition to these brands, the Company markets products under numerous other brands, including Dunkin’ Donuts, Millstone, Dickinson’s, Laura Scudder’s, Adams, Double Fruit (Canada), and Santa Cruz Organic.
The Company has four reportable segments: U.S. retail consumer market, U.S. retail oils and baking market, U.S. retail coffee market, and special markets. The Company’s three U.S. retail market segments in total comprised nearly 80 percent of the Company’s net sales in fiscal 2009 and represent a major portion of the strategic focus area for the Company – the sale of branded food products with leadership positions to consumers through retail outlets in North America. The special markets segment represents sales outside of the U.S. retail market segments and includes the Company’s Canada, foodservice, natural foods (formerly beverage), and international business areas.
In each of the U.S. retail market segments, the Company’s products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, and military commissaries. In the special markets segment, the Company’s products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (i.e., restaurants, schools and universities, healthcare operators), and health and natural foods stores and distributors.
STRATEGIC ELEMENTS
The Company remains rooted in its Basic Beliefs of Quality, People, Ethics, Growth, and Independence, established by its founder and namesake more than a century ago. Today, these basic beliefs still serve as a foundation for the Company’s decision making and actions.
The Company’s strategic vision is to own and market food brands which hold the number one market position in their category, with an emphasis on North America. In support of this vision, the Company in recent years has expanded its portfolio of number one and leading, icon brands through the acquisition of brands such as Folgers, Jif, Crisco, Pillsbury, Eagle Brand, and Hungry Jack in the United States and Robin Hood, Five Roses, Carnation, Europe’s Best, and Bick’s in Canada.
The Company’s strategic long-term annual growth objectives are to increase net sales by six percent and earnings per share by eight percent or greater. While year-to-year the net sales contribution from acquisitions will vary, the Company expects organic growth, including new products, to add three to four percent per year and acquisitions to contribute the remainder.
RESULTS OF OPERATIONS
On November 6, 2008, the Company completed a merger transaction with The Folgers Coffee Company (“Folgers”), previously a subsidiary of The Procter & Gamble Company (“P&G”), valued at approximately $3.7 billion. In addition to the Folgers merger, the Company completed a series of other acquisitions during 2009 and 2008, including the Knott’s Berry Farm brand, Europe’s Best, Inc., the Canadian Carnation brand canned milk business, and Eagle Family Foods Holdings, Inc. (“Eagle”), for aggregate cash consideration of approximately $279 million and the assumption of $115 million in debt. The transactions have been accounted for as purchase business combinations and the results of each business are included in the Company’s consolidated financial statements from the date of the transaction.
— Summary of 2009 —
The Company realized strong sales and margin growth in 2009. Despite the impact of a global recession and credit crisis, the impact of the Folgers transaction and improved profitability in the Company’s U.S. retail oils and baking market segment contributed to the strong 2009 performance. Company net sales increased 49 percent, led by the contributions from Folgers. The Company generally benefited from the consumer trend of preparing and eating more meals at home. Operating and net income increased 59 percent and 56 percent, respectively. Net income per common share — assuming dilution increased approximately four percent reflecting the impact of additional common shares issued, increased interest expense, and increased merger and integration costs, all related to the Folgers transaction.
— Net Sales —
2009 Compared to 2008

	Year Ended April 30,
			Increase
(Dollars in millions)	2009	2008	(Decrease)%

Net sales	$3,757.9	$2,524.8	$1,233.1	49%
Adjust for noncomparable items:
Acquisitions	(1,032.4)	—	(1,032.4)
Foreign currency exchange	35.2	—	35.2

Net sales without acquisitions and foreign currency exchange	$2,760.7	$2,524.8	$235.9	9%

Net sales were $3,757.9 million in 2009, an increase of $1,233.1 million, or 49 percent, compared to 2008. Acquisitions contributed approximately $1,032.4 million of the increase, including $924.8 million from Folgers, while the foreign currency exchange impact, primarily due to the weakening Canadian dollar, reduced net sales by approximately $35.2 million. Excluding acquisitions and foreign currency exchange, net sales increased nine percent. The increase reflects a 10 percent net pricing gain which offset a one percent volume and mix decline.
Over the last several years, the Company has implemented price increases necessary to offset rising costs. While pricing was the main driver of the net sales growth, excluding acquisitions, a number of categories experienced volume gains, including Smucker’s fruit spreads, toppings, and syrups, Pillsbury baking mixes and frostings, Hungry Jack pancakes, syrups, and potato side dishes, and Eagle Brand canned milk. Sales increases for these categories reflect recent back-to-home meal trends. Volume declines were concentrated in oils and flour, as anticipated, due to significant price increases taken over the prior year in these categories, and peanut butter products due to the U.S. Food and Drug Administration’s (“FDA”) recall of another manufacturer’s foodservice peanut butter and ingredient peanut products during the first quarter of the 2009 calendar year.
2008 Compared to 2007

	Year Ended April 30,
			Increase
(Dollars in millions)	2008	2007	(Decrease)%

Net sales	$2,524.8	$2,148.0	$376.8	18%
Adjust for noncomparable items:
Acquisitions	(279.7)	—	(279.7)
Divestitures	—	(80.7)	80.7
Foreign currency exchange	(29.5)	—	(29.5)

Net sales without acquisitions, divestitures, and foreign currency exchange	$2,215.6	$2,067.3	$148.3	7%

Net sales increased $376.8 million, or 18 percent, in 2008 from 2007. The acquired Eagle businesses contributed $236.2 million in net sales in 2008. Excluding acquisitions, the divested Canadian nonbranded, grain-based foodservice and industrial businesses (“divested Canadian businesses”) sold in 2007, and foreign currency exchange, net sales increased seven percent over the same period mostly due to the impact of pricing. Also contributing to net sales growth in 2008 were gains in the Smucker’s, Jif, Crisco, and Hungry Jack brands.
— Operating Income —
The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,
	2009	2008	2007

Gross profit	33.3%	31.0%	32.7%
Selling, distribution, and administrative expenses:
Advertising	2.1%	2.2%	2.4%
Marketing and selling	7.2	7.5	7.6
Distribution	3.5	3.4	3.5
General and administrative	5.1	6.2	7.0

Total selling, distribution, and administrative expenses	17.9%	19.3%	20.5%

Amortization	1.1%	0.1%	0.1%
Restructuring and merger and integration costs	2.2	0.4	0.1
Other operating expense (income) — net	0.1	(0.1)	0.2

Operating income	12.0%	11.3%	11.8%

2009 Compared to 2008
Overall, gross profit increased $469.3 million and improved from 31.0 percent in 2008 to 33.3 percent of net sales in 2009. The primary driver of the gross profit improvement was the addition of Folgers. The Company improved gross profit on its base business by approximately 12 percent despite higher costs, estimated at $135 million, on many key ingredients as compared to 2008. During the year, current pricing came more in line with these higher costs, contributing to the gross profit increase. In addition, costs on certain raw materials have stabilized, and in some cases decreased, allowing the Company to continue to recover margin lost over the past few years while also returning some pricing to customers.
Selling, distribution, and administrative (“SD&A”) expenses increased $187.0 million, or 38 percent, in 2009 compared to 2008. An increase in marketing and distribution expenses, much of which was related to the addition of Folgers, accounted for approximately 63 percent of the SD&A increase. Most SD&A expenses, particularly selling and corporate overhead, increased at a lesser rate than net sales resulting in an overall decrease in SD&A expense as a percent of net sales from 19.3 percent to 17.9 percent, further contributing to the improvement in operating margin.
Amortization expense increased $36.2 million to 1.1 percent of net sales compared to 0.1 percent of net sales in the same period in 2008 reflecting the addition of finite-lived intangible assets associated with the Folgers transaction. Although the valuation of these intangible assets is still subject to revision, the Company does not expect future amortization expense to vary materially from the amounts recorded on an annualized basis.
Other operating expense — net of $3.6 million was recognized in 2009 consisting of losses on disposal of assets. Other operating income — net of $3.9 million was recognized in 2008 resulting from a net insurance settlement related to storm damage at a third-party distribution and warehouse facility in Memphis, Tennessee.
Operating income increased 59 percent in 2009 compared to 2008 and improved from 11.3 percent to 12.0 percent of net sales. Restructuring and merger and integration costs were $70.2 million higher in 2009 compared to 2008, as integration activities related to Folgers commenced and a defined benefit settlement charge related to the Company’s divested Canadian businesses was finalized, reducing operating margin by 2.2 percentage points.
2008 Compared to 2007
Operating income increased 12 percent in 2008 to $284.2 million compared to 2007, while decreasing as a percentage of net sales from 11.8 percent in 2007 to 11.3 percent in 2008. The impact of the lower margin Eagle businesses, record costs for soybean oil and wheat, and the mix of products sold during the year resulted in a decline in gross profit as a percentage of net sales from 32.7 percent in 2007 to 31.0 percent in 2008. The margin on the Eagle businesses was impacted by a significant increase in milk costs and an unfavorable mix of nonbranded sales during the year and accounted for approximately one-half of the decrease in gross profit as a percentage of net sales. The impact of price increases taken during the year across all businesses, while essentially offsetting higher raw material cost increases of approximately $150 million compared to 2007, was not sufficient to maintain margins.
SD&A increased 10 percent from 2007 to $486.6 million in 2008, resulting from increased marketing spending and additional costs related to the acquired Eagle businesses. However, corporate overhead expenses increased at a lesser rate than net sales resulting in SD&A as a percent of net sales improving from 20.5 percent in 2007 to 19.3 percent in 2008. Higher restructuring and merger and integration costs in 2008 compared to 2007 also negatively impacted operating income.
Other operating income — net of $3.9 million was recognized in 2008 resulting from a net insurance settlement. Other operating expense — net of $2.7 million was recognized in 2007 consisting of losses on disposal of assets.
— Interest Income and Expense —
Interest expense increased $20.3 million in 2009 compared to 2008, resulting from the October 23, 2008, issuance of $400.0 million in Senior Notes with a weighted-average interest rate of 6.60 percent, and the addition of Folgers’ $350.0 million LIBOR-based variable rate debt at the merger date. Interest income decreased $6.3 million during 2009 compared to 2008 primarily due to a decrease in the average investment balance and lower interest rates throughout the year.
Interest expense increased $18.8 million in 2008 compared to 2007, resulting from the May 31, 2007, issuance of $400.0 million in Senior Notes with an interest rate of 5.55 percent, a portion of which was used to repay short-term debt used in financing the Eagle acquisition. The investment of excess proceeds resulted in an increase in interest income of $4.0 million during 2008 compared to 2007.
— Income Taxes —
Income taxes increased $45.7 million, or 54 percent, during 2009 compared to 2008, slightly less than the percentage increase in income before taxes as the effective tax rate was 32.9 percent in 2009 compared to 33.1 percent in 2008 primarily as a result of an increase in the domestic manufacturers deduction.
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
— Segment Results —
With the addition of Folgers, the Company added the U.S. retail coffee market reportable segment representing the domestic sales of Folgers, Millstone, and Dunkin’ Donuts branded coffee to retail customers. Coffee sales to other than domestic retail customers are included in the special markets segment. In addition, corporate organizational changes made in association with the Folgers transaction have resulted in the Company presenting two new reportable segments — U.S. retail consumer market and U.S. retail oils and baking market. The U.S. retail consumer market segment primarily includes sales of Smucker’s, Jif, and Hungry Jack branded products while the U.S. retail oils and baking market segment includes sales of Crisco, Pillsbury, Eagle Brand, White Lily, and Martha White branded products, each to domestic retail customers. As a result of the change in segment reporting, all historical information has been reclassified to conform to the new presentation.

	Year Ended April 30,			Year Ended April 30,
			%			%
			Increase			Increase
(Dollars in millions)	2009	2008	(Decrease)	2008	2007	(Decrease)

Net sales:
U.S. retail consumer market	$1,103.3	$998.6	10%	$998.6	$920.5	8%
U.S. retail oils and baking market	995.5	876.0	14	876.0	626.6	40
U.S. retail coffee market	855.6	—	n/a	—	—	n/a
Special markets	803.6	650.2	24	650.2	601.0	8
Segment profit:
U.S. retail consumer market	$249.3	$233.2	7%	$233.2	$217.9	7%
U.S. retail oils and baking market	124.2	99.6	25	99.6	101.9	(2)
U.S. retail coffee market	241.0	—	n/a	—	—	n/a
Special markets	111.7	92.0	21	92.0	73.0	26
Segment profit margin:
U.S. retail consumer market	22.6%	23.4%		23.4%	23.7%
U.S. retail oils and baking market	12.5	11.4		11.4	16.3
U.S. retail coffee market	28.2	n/a		n/a	n/a
Special markets	13.9	14.2		14.2	12.1

U.S. Retail Consumer Market
Net sales in the U.S. retail consumer market segment increased 10 percent in 2009 to $1,103.3 million compared to $998.6 million in 2008. The Knott’s Berry Farm and Europe’s Best acquisitions contributed approximately $25.7 million of the net sales. Volume gains in Smucker’s fruit spreads, toppings, and syrups, and Hungry Jack pancakes, syrups, and potato side dishes, combined with price increases, offset volume declines in peanut butter and Smucker’s Uncrustables sandwiches of approximately two and three percent, respectively. During January 2009, the FDA initiated a recall of another manufacturer’s foodservice peanut butter and ingredient peanut products. As a result, volume in the retail peanut butter category declined approximately seven percent in the food, drug, and mass retail stores channel as estimated by Information Resources, Inc. for the 12-week period ended April 19, 2009. The Company’s products experienced a lesser decline and these category pressures appeared to be reversing in the final month of the fiscal year with volume growth in April. U.S. retail consumer market segment profit increased seven percent to $249.3 million in 2009 compared to $233.2 million in 2008 while decreasing as a percentage of net sales from 23.4 percent to 22.6 percent. Profit margins were impacted by cost increases on certain raw materials, declines in peanut butter sales during the year, and other unfavorable sales mix changes.
Net sales in the U.S. retail consumer market segment were $998.6 million in 2008, an increase of eight percent compared to $920.5 million in 2007, with gains in Smucker’s fruit spreads and Smucker’s Uncrustables sandwiches, Jif, and Hungry Jack. Segment profit in the U.S. retail consumer market increased seven percent in 2008 to $233.2 million, but decreased as a percentage of net sales from 23.7 percent to 23.4 percent, primarily due to changes in sales mix.
U.S. Retail Oils and Baking Market
Net sales in the U.S. retail oils and baking market segment increased 14 percent in 2009 to $995.5 million from $876.0 million in 2008. Increases in Pillsbury, Crisco, and Eagle Brand canned milk, primarily due to the effect of price increases taken in the later part of 2008, and volume gains in baking mixes, frostings, and canned milk accounted for the increase. While total volume in the segment was down almost four percent, much of the decline was expected and reflects the impact of last year’s price increases in oils and flour. Segment profit increased 25 percent in 2009 to $124.2 million from $99.6 million in 2008 and improved from 11.4 percent of net sales to 12.5 percent despite higher costs on many key ingredients. Current pricing is more in line with these higher costs resulting in margin recoveries in oils, canned milk, and regional baking brands.
Net sales in the U.S. retail oils and baking market segment were $876.0 million in 2008, an increase of 40 percent, compared to $626.6 million in 2007. Excluding the contribution of $198.9 million from the acquired Eagle business in 2008, net sales increased eight percent as sales gains were realized in Pillsbury baking mixes and Crisco oils. Segment profit decreased two percent in 2008 to $99.6 million, and declined from 16.3 percent to 11.4 percent of net sales, reflecting the impact of the Eagle business combined with record costs for soybean oil and wheat. The margin on the Eagle business was impacted by an increase in milk costs and an unfavorable mix of nonbranded sales.
U.S. Retail Coffee Market
The U.S. retail coffee market segment contributed $855.6 million to net sales in 2009 as the business benefited from growth in the coffee category, primarily driven by the Folgers brand. Additionally, the continued expansion of the Dunkin’ Donuts brand in the gourmet category contributed approximately $106.8 million to net sales. The U.S. retail coffee market segment contributed $241.0 million in segment profit representing a profit margin of 28.2 percent, the highest of any of the Company’s reportable segments, reflecting favorable green coffee market conditions, reduced marketing expenditures, and minimal allocations of operating support during its transitional year.
Special Markets
The special markets segment is comprised of the Canada, foodservice, natural foods (formerly beverage), and international strategic business areas.
Net sales in the special markets segment were $803.6 million in 2009, an increase of 24 percent from 2008, as acquisitions and pricing gains offset unfavorable foreign currency exchange. The merger with Folgers added $69.2 million of the increase and the Knott’s Berry Farm, Europe’s Best, and the Canadian Carnation canned milk business acquisitions contributed $81.9 million. The gains from merger and acquisitions and pricing more than offset volume declines in the foodservice portion control business resulting from a general decline in away-from-home dining, and Smucker Uncrustables and other peanut butter products correlated to the FDA recall of another manufacturer’s foodservice peanut butter and ingredient peanut products. Consumer demand for natural foods products was also soft due to the current economic environment. Special markets segment profit increased 21 percent from 2008 to $111.7 million in 2009, while decreasing as a percentage of net sales from 14.2 percent in 2008 to 13.9 percent in 2009 as profit margins were impacted by the acquisitions.
Net sales in the special markets segment were $650.2 million in 2008, an increase of eight percent compared to 2007. Excluding the divested Canadian businesses, net sales in the special markets segment increased 24 percent in 2008 compared to 2007. Acquisitions, including Eagle, the Canadian Carnation business, and Europe’s Best, contributed $70.8 million while foreign currency exchange contributed $29.5 million to the increase in net sales. Segment profit in the special markets segment increased 26 percent to $92.0 million in 2008 compared to 2007 as the segment benefited from the impact of acquisitions and improved profitability on Smucker’s Uncrustables sandwiches.
FINANCIAL CONDITION
— Liquidity —

	Year Ended April 30,
(Dollars in thousands)	2009	2008	2007

Net cash provided by operating activities	$444,828	$179,521	$272,970
Net cash used for investing activities	(174,816)	(262,486)	(27,041)
Net cash provided by (used for) financing activities	12,601	49,839	(117,625)

The Company’s principal source of funds is cash generated from operations, supplemented by borrowings against the Company’s revolving credit facility. Total cash and cash equivalents increased to $456.7 million at April 30, 2009, compared to $171.5 million at April 30, 2008, due to the strong cash flow generated by the Folgers business.
The Company’s working capital requirements are greatest during the first half of its fiscal year, primarily due to the need to build coffee and oil and baking inventory levels in advance of the “fall bake” and holiday season, additional coffee inventories in advance of the Atlantic hurricane season, and the seasonal procurement of fruit and vegetables.
Cash provided by operating activities was approximately $444.8 million in 2009, a record, and increased $265.3 million compared to 2008, as the impact of the Folgers business has added to net income adjusted for noncash items.
Net cash used for investing activities was approximately $174.8 million in 2009, compared to $262.5 million in 2008, consisting of $77.3 million used for business acquisitions, primarily the Knott’s Berry Farm brand, and capital expenditures of approximately $108.9 million. Capital expenditures increased $32.5 million, or 42 percent, but decreased as a percent of net sales from 3.0 percent to 2.9 percent.
Cash provided by financing activities during 2009 consisted primarily of the proceeds from the Company’s issuance of $400.0 million in Senior Notes. A portion of the proceeds was used to fund the payment of a $5.00 per share one-time special dividend, totaling approximately $274.0 million, on October 31, 2008. In addition, quarterly dividend payments of approximately $110.9 million were made in 2009, resulting in total dividend payments of $384.9 million.
— Capital Resources —
The following table presents the Company’s capital structure.

	April 30,
(Dollars in thousands)	2009	2008

Note payable	$350,000	$—
Current portion of long-term debt	276,726	—
Long-term debt	910,000	789,684

Total debt	$1,536,726	$789,684
Shareholders’ equity	4,939,931	1,799,853

Total capital	$6,476,657	$2,589,537

In addition to borrowings outstanding, the Company has available a $180.0 million revolving credit facility with a group of three banks that expires in 2011.
Total debt at April 30, 2009, includes $400.0 million in Senior Notes with a weighted-average interest rate of 6.6 percent issued on October 23, 2008, and $350.0 million resulting from the Company’s guarantee of Folgers’ LIBOR-based variable rate note due November 7, 2009, with a weighted-average interest rate of 1.8 percent at April 30, 2009.
Approximately $627 million of debt will mature in 2010. Additional cash requirements for 2010 will include capital expenditures of approximately $120 million, quarterly dividends of approximately $165 million, and interest payments on debt obligations of approximately $75 million for the year. Absent any other material acquisitions or other significant investments, the Company believes that cash on hand, combined with cash provided by operations and borrowings available under existing credit facilities, will be sufficient to meet cash requirements for the next twelve months, including capital expenditures, the payment of quarterly dividends, and principal and interest on debt outstanding.
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
The following table summarizes the Company’s contractual obligations at April 30, 2009.

					More
		Less	One	Three	Than
		Than	to Three	to Five	Five
(Dollars in millions)	Total	One Year	Years	Years	Years

Debt obligations	$1,536.7	$626.7	$10.0	$100.0	$800.0
Operating lease obligations	38.7	8.6	11.0	8.3	10.8
Purchase obligations	596.5	564.9	23.2	3.4	5.0
Other long-term liabilities	118.5	—	—	—	118.5

Total	$2,290.4	$1,200.2	$44.2	$111.7	$934.3

Purchase obligations in the above table include agreements to purchase goods or services that are enforceable and legally binding on the Company. Included in this category are certain obligations related to normal, ongoing purchase obligations in which the Company has guaranteed payment to ensure availability of raw materials and packaging supplies. The Company expects to receive consideration for these purchase obligations in the form of materials. The purchase obligations in the above table do not represent the entire anticipated purchases in the future, but represent only those items for which the Company is contractually obligated. The table excludes the liability for unrecognized tax benefits under Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), since the Company is unable to reasonably estimate the timing of cash settlements with the respective taxing authorities. The Company’s unrecognized tax benefits as of April 30, 2009, were $13,794.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.
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
Trade Marketing and Merchandising Programs. In order to support the Company’s products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 25 percent of 2009 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.
Income Taxes. The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $94.7 million and $59.7 million, at April 30, 2009 and 2008, respectively. Management believes that the Company’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results of the Company indicate that realization is not likely, a valuation reserve has been provided.
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
In the ordinary course of business, the Company is exposed to uncertainties related to tax filing positions and periodically assesses these tax positions for all tax years that remain subject to examination, based upon the latest information available. For uncertain tax positions, the Company has recorded tax reserves, including any applicable interest and penalty charges, in accordance with FIN 48.
Long-Lived Assets. Historically, long-lived assets have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Company’s long-lived assets may not be recoverable.
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
Pension and Other Postretirement Benefit Plans. To determine the Company’s ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans’ assets, assumed pay increases, and the health care cost trend rates. Management, along with third-party actuaries and investment managers, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2010 expense recognition, the Company will use a discount rate of 7.4 percent and 5.4 percent, and a rate of compensation increase of 4.1 percent and 4.0 percent, for U.S. and Canadian plans, respectively. The Company anticipates using an expected rate of return on plan assets of 7.75 percent for U.S. plans. For the Canadian plans, the Company will use an expected rate of return on plan assets of 7.0 percent for the hourly plan and 7.5 percent for all other plans.
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
Interest Rate Risk. The fair value of the Company’s cash and short-term investment portfolio at April 30, 2009, approximates carrying value. Exposure to interest rate risk on the Company’s long-term debt is mitigated since it is at a fixed rate until maturity. Based on the Company’s overall interest rate exposure as of and during the year ended April 30, 2009, including derivative and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect the Company’s results of operations. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company’s financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at April 30, 2009, the fair value of the Company’s long-term debt would increase by approximately $67.8 million.
Foreign Currency Exchange Risk. The Company has operations outside the U.S. with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2009, are not expected to result in a significant impact on future earnings or cash flows.
Revenues from customers outside the U.S. represented 11 percent of net sales during 2009. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.
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

	Year Ended April 30,

(Dollars in thousands)	2009	2008

Raw material commodities:
High	$16,374	$13,229
Low	3,949	3,289
Average	9,785	8,474

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
Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. The Company is providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of the Company’s control and could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks and uncertainties include, but are not limited to those set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K, as well as the following:
volatility of commodity markets from which raw materials, particularly green coffee beans, wheat, soybean oil, milk, and peanuts are procured and the related impact on costs;

risks associated with hedging and derivative strategies employed by the Company to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact the Company’s liquidity;

the successful completion of the integration of the coffee business with the Company’s business, operations, and culture and the ability to realize synergies and other potential benefits of the merger within the time frames currently contemplated;

crude oil price trends and their impact on transportation, energy, and packaging costs;

the ability to successfully implement price changes;

the success and cost of introducing new products and the competitive response;

the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses;

general competitive activity in the market, including competitors’ pricing practices and promotional spending levels;

the impact of food safety concerns, involving either the Company or its competitors’ products;

the concentration of certain of the Company’s businesses with key customers and suppliers and the ability to manage and maintain key relationships;

the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer;

changes in consumer coffee preferences, and other factors affecting the coffee business, which represents a substantial portion of the Company’s business;

the ability of the Company to obtain any required financing;

the timing and amount of the Company’s capital expenditures, restructuring, and merger and integration costs;

impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;

the outcome of current and future tax examinations, changes in tax laws, and other tax matters, and their related impact on the Company’s tax positions;

foreign currency and interest rate fluctuations;

political or economic disruption due to the global recession and credit crisis;

other factors affecting share prices and capital markets generally; and

the other factors described under “Risk Factors” in registration statements filed by the Company with the Securities and Exchange Commission and in the other reports and statements filed by the Company with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and proxy materials.
Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this annual report. The Company does not assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2009. In making this assessment, management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”).
On November 6, 2008, the Company completed the merger with The Folgers Coffee Company (“Folgers”). As permitted by the Securities and Exchange Commission, management excluded the non-integrated Folgers operations from its assessment of internal control over financial reporting as of April 30, 2009. Non-integrated Folgers operations constituted approximately six percent of total assets (excluding goodwill and other intangible assets) as of April 30, 2009, and 12 percent of net sales for the year then ended. Folgers operations will be included in the Company’s assessment as of April 30, 2010.
Based on the Company’s assessment of internal control over financial reporting under the COSO criteria, management concluded the Company’s internal control over financial reporting was effective as of April 30, 2009.
Ernst & Young LLP, independent registered public accounting firm, audited the effectiveness of the Company’s internal control over financial reporting as of April 30, 2009, and their report thereon is included on page 29 of this report.

Timothy P. Smucker	Richard K. Smucker	Mark R. Belgya
Chairman of the Board	Executive Chairman	Vice President and
and Co-Chief Executive Officer	and Co-Chief Executive Officer	Chief Financial Officer
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

Timothy P. Smucker	Richard K. Smucker	Mark R. Belgya
Chairman of the Board	Executive Chairman	Vice President and
and Co-Chief Executive Officer	and Co-Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING
Board of Directors and Shareholders
The J. M. Smucker Company
We have audited The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The J. M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying Report of Management on Internal Control Over Financial Reporting, the Company completed the merger with The Folgers Coffee Company (“Folgers”) in 2009. As permitted by the Securities and Exchange Commission, management excluded the non-integrated Folgers operations from its assessment of internal control over financial reporting as of April 30, 2009. Non-integrated Folgers operations constituted approximately six percent of total assets (excluding goodwill and other intangible assets) as of April 30, 2009, and 12 percent of net sales for the year then ended. Our audit of internal control over financial reporting of The J. M. Smucker Company as of April 30, 2009, did not include an evaluation of the internal controls over financial reporting of the non-integrated operations of Folgers.
In our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2009 and 2008, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2009, and our report dated June 22, 2009, expressed an unqualified opinion thereon.
Akron, Ohio
June 22, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE
CONSOLIDATED FINANCIAL STATEMENTS
Board of Directors and Shareholders
The J. M. Smucker Company
We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2009 and 2008, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2009, in conformity with U.S. generally accepted accounting principles.
As discussed in Note O, effective May 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Also, as discussed in Note H, effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 158, Employees Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statement Nos. 87, 88, 106, and 132(R).
We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2009, expressed an unqualified opinion thereon.
Akron, Ohio
June 22, 2009

STATEMENTS OF CONSOLIDATED INCOME
The J. M. Smucker Company

	Year Ended April 30,

(Dollars in thousands, except per share data)	2009	2008	2007

Net sales	$3,757,933	$2,524,774	$2,148,017
Cost of products sold	2,506,504	1,741,100	1,435,981
Cost of products sold – restructuring	—	1,510	9,981

Gross Profit	1,251,429	782,164	702,055
Selling, distribution, and administrative expenses	673,565	486,592	441,286
Amortization	40,314	4,073	1,528
Merger and integration costs	72,666	7,967	61
Other restructuring costs	10,229	3,237	2,120
Other operating expense (income) – net	3,624	(3,879)	2,689

Operating Income	451,031	284,174	254,371
Interest income	6,993	13,259	9,225
Interest expense	(62,478)	(42,145)	(23,363)
Other income (expense) – net	519	(500)	771

Income Before Income Taxes	396,065	254,788	241,004
Income taxes	130,112	84,409	83,785

Net Income	$265,953	$170,379	$157,219

Earnings per common share:

Net Income	$3.14	$3.03	$2.79

Net Income – Assuming Dilution	$3.12	$3.00	$2.76

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
The J. M. Smucker Company
ASSETS

	April 30,

(Dollars in thousands)	2009	2008

Current Assets
Cash and cash equivalents	$456,693	$171,541
Trade receivables, less allowance for doubtful accounts	266,037	162,426
Inventories:
Finished products	409,592	280,568
Raw materials	194,334	99,040

	603,926	379,608
Other current assets	72,235	62,632

Total Current Assets	1,398,891	776,207

Property, Plant, and Equipment
Land and land improvements	51,131	45,461
Buildings and fixtures	273,343	202,564
Machinery and equipment	901,614	586,502
Construction in progress	48,593	39,516

	1,274,681	874,043
Accumulated depreciation	(436,248)	(377,747)

Total Property, Plant, and Equipment	838,433	496,296

Other Noncurrent Assets
Goodwill	2,791,391	1,132,476
Other intangible assets, net	3,098,976	614,000
Marketable securities	12,813	16,043
Other noncurrent assets	51,657	94,859

Total Other Noncurrent Assets	5,954,837	1,857,378

	$8,192,161	$3,129,881

LIABILITIES AND SHAREHOLDERS’ EQUITY

	April 30,

(Dollars in thousands)	2009	2008

Current Liabilities
Accounts payable	$198,954	$119,844
Salaries, wages, and additional compensation	61,251	35,808
Accrued trade marketing and merchandising	54,281	32,350
Income taxes	17,690	1,164
Dividends payable	41,448	17,479
Current portion of long-term debt	276,726	—
Notes payable	350,000	—
Other current liabilities	60,886	32,752

Total Current Liabilities	1,061,236	239,397

Noncurrent Liabilities
Long-term debt	910,000	789,684
Defined benefit pensions	66,401	47,978
Postretirement benefits other than pensions	38,182	41,583
Deferred income taxes	1,145,808	175,950
Other noncurrent liabilities	30,603	35,436

Total Noncurrent Liabilities	2,190,994	1,090,631

Shareholders’ Equity
Serial preferred shares – no par value:
Authorized – 3,000,000 shares; outstanding – none	—	—
Common shares – no par value:
Authorized – 150,000,000 shares; outstanding – 118,422,123 in 2009 and 54,622,612 in 2008 (net of 10,179,989 and 10,807,615 treasury shares, respectively), at stated value	29,606	13,656
Additional capital	4,547,921	1,181,645
Retained income	424,504	567,419
Amount due from ESOP Trust	(4,830)	(5,479)
Accumulated other comprehensive (loss) income	(57,270)	42,612

Total Shareholders’ Equity	4,939,931	1,799,853

	$8,192,161	$3,129,881

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
The J. M. Smucker Company

	Year Ended April 30,

(Dollars in thousands)	2009	2008	2007

Operating Activities
Net income	$265,953	$170,379	$157,219
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	79,450	58,497	57,346
Amortization	40,314	4,073	1,528
Asset impairments and other restructuring charges	9,093	1,510	10,089
Share-based compensation expense	22,105	11,531	11,257
Gain on sale of assets	—	(1,903)	—
Deferred income tax expense	25,525	18,215	22,530
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	(78,631)	(17,599)	23,848
Inventories	34,669	(35,022)	(8,146)
Other current assets	38,792	(16,208)	5,218
Accounts payable and accrued items	67,883	6,988	1,034
Defined benefit pension contributions	(34,665)	(3,538)	(10,955)
Income taxes	22,941	(22,302)	(15,079)
Other – net	(48,601)	4,900	17,081

Net Cash Provided by Operating Activities	444,828	179,521	272,970

Investing Activities
Businesses acquired, net of cash acquired	(77,335)	(220,949)	(60,488)
Additions to property, plant, and equipment	(108,907)	(76,430)	(57,002)
Proceeds from sale of businesses	—	3,407	84,054
Purchase of marketable securities	—	(229,405)	(20,000)
Sale and maturities of marketable securities	3,013	257,536	26,272
Disposal of property, plant, and equipment	2,965	3,532	2,313
Other – net	5,448	(177)	(2,190)

Net Cash Used for Investing Activities	(174,816)	(262,486)	(27,041)

Financing Activities
Proceeds from long-term debt	400,000	400,000	—
Repayments of long-term debt	—	(148,000)	—
Revolving credit arrangements – net	—	—	(28,144)
Dividends paid	(384,876)	(68,074)	(63,632)
Purchase of treasury shares	(4,025)	(152,521)	(52,125)
Proceeds from stock option exercises	1,976	17,247	25,766
Other – net	(474)	1,187	510

Net Cash Provided by (Used for) Financing Activities	12,601	49,839	(117,625)
Effect of exchange rate changes on cash	2,539	5,126	(595)

Net increase (decrease) in cash and cash equivalents	285,152	(28,000)	127,709
Cash and cash equivalents at beginning of year	171,541	199,541	71,832

Cash and Cash Equivalents at End of Year	$456,693	$171,541	$199,541

( ) Denotes use of cash
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
The J. M. Smucker Company

							Accumulated
	Common					Amount	Other	Total
(Dollars in thousands,	Shares	Common	Additional	Retained	Deferred	Due from	Comprehensive	Shareholders’
except per share data)	Outstanding	Shares	Capital	Income	Compensation	ESOP Trust	Income (Loss)	Equity

Balance at May 1, 2006	56,949,044	$14,237	$1,212,598	$489,067	$(8,527)	$(6,525)	$27,209	$1,728,059

Net income				157,219				157,219
Foreign currency translation adjustment							2,437	2,437
Minimum pension liability adjustment							427	427
Unrealized gain on available-for-sale securities							1,644	1,644
Unrealized gain on cash flow hedging derivatives							138	138

Comprehensive Income								161,865

Purchase of treasury shares	(1,100,194)	(275)	(23,915)	(27,935)				(52,125)
Stock plans	931,000	233	24,247		8,527			33,007
Cash dividends declared – $1.14 per share				(64,720)				(64,720)
Adjustments to initially apply Statement of Financial Accounting Standards No. 158, net of tax of $7,377							(14,098)	(14,098)
Tax benefit of stock plans			3,161					3,161
Other						508		508

Balance at April 30, 2007	56,779,850	14,195	1,216,091	553,631	—	(6,017)	17,757	1,795,657

Net income				170,379				170,379
Foreign currency translation adjustment							20,861	20,861
Pensions and other postretirement liabilities							(2,920)	(2,920)
Unrealized loss on available-for-sale securities							(379)	(379)
Unrealized gain on cash flow hedging derivatives							7,293	7,293

Comprehensive Income								195,234

Purchase of treasury shares	(2,991,920)	(748)	(66,075)	(85,698)				(152,521)
Stock plans	834,682	209	20,398					20,607
Cash dividends declared – $1.22 per share				(68,519)				(68,519)
Adjustments to initially apply Financial Accounting Standards Board Interpretation No. 48				(2,374)				(2,374)
Tax benefit of stock plans			11,231					11,231
Other						538		538

Balance at April 30, 2008	54,622,612	13,656	1,181,645	567,419	—	(5,479)	42,612	1,799,853

Net income				265,953				265,953
Foreign currency translation adjustment							(47,024)	(47,024)
Pensions and other postretirement liabilities							(43,479)	(43,479)
Unrealized loss on available-for-sale securities							(2,798)	(2,798)
Unrealized loss on cash flow hedging derivatives							(6,581)	(6,581)

Comprehensive Income								166,071

Purchase of treasury shares	(81,685)	(20)	(3,982)	(23)				(4,025)
Purchase business combination	63,166,532	15,792	3,350,561					3,366,353
Stock plans	714,664	178	17,344					17,522
Cash dividends declared – $6.31 per share				(408,845)				(408,845)
Tax benefit of stock plans			2,353					2,353
Other						649		649

Balance at April 30, 2009	118,422,123	$29,606	$4,547,921	$424,504	$—	$(4,830)	$(57,270)	$4,939,931

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
Major Customer: Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 24 percent, 20 percent, and 20 percent of net sales in 2009, 2008, and 2007, respectively. These sales are primarily included in the three U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2009 and 2008, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $73,196 and $34,210, respectively.
Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.
Trade Marketing and Merchandising Programs: In order to support the Company’s products, various promotional activities are conducted through the retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by the retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represent approximately 25 percent of 2009 net sales, the likelihood exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.
Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $77,363, $55,522, and $51,446 in 2009, 2008, and 2007, respectively.
Research and Development Cost: Total research and development costs, including product formulation costs, were $14,498, $9,547, and $9,680 in 2009, 2008, and 2007, respectively.
Share-Based Payments: Compensation expense is recognized over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service. Compensation expense recognized related to share-based awards was $22,105, $11,531, and $11,257 in 2009, 2008, and 2007, respectively. Of the total compensation expense for share-based awards recorded, $8,062 is included in merger and integration costs in the Statements of Consolidated Income in 2009. The related tax benefit recognized in the Statements of Consolidated Income was $7,261, $3,820, and $3,913 in 2009, 2008, and 2007, respectively.
As of April 30, 2009, total compensation cost related to nonvested share-based awards not yet recognized was approximately $31,186. The weighted-average period over which this amount is expected to be recognized is approximately three years.
Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as an excess tax benefit, is presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. For 2009, 2008, and 2007, the actual tax deductible benefit realized from share-based compensation was $2,353, $11,231, and $3,161, including $2,372, $11,107, and $3,346, respectively, of excess tax benefits realized upon exercise or vesting of share-based compensation, and classified as other-net under financing activities on the Statements of Consolidated Cash Flows.
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
Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. In the domestic markets, the Company’s products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, and military commissaries. The Company’s operations outside the United States are principally in Canada where the Company’s products are primarily sold through brokers to a concentration of food retailers and other retail and foodservice channels similar to those in domestic markets. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company’s results other than as discussed in Major Customer. On a regular basis, the Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2009 and 2008, was $2,001 and $911, respectively. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote.
Inventories: Inventories are stated at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (“FIFO”) method.
As of the date of merger with The Folgers Coffee Company (“Folgers”), the Company initially elected to continue the application of the last-in, first-out (“LIFO”) method of accounting for certain acquired Folgers retail coffee inventory. After further evaluation, the Company changed its method of accounting for its retail coffee inventories from the LIFO method of accounting to the FIFO method. The Company believes the change is preferable as the FIFO method better reflects the current value of inventories on the Consolidated Balance Sheets, and it provides better matching of revenue and expense in the Statements of Consolidated Income, due to the current and anticipated volatility of the underlying commodity prices. Furthermore, the application of the FIFO method provides a uniform costing method across the Company’s operations, and will enhance comparability with peers within the food and beverage industry.
The change in accounting method from the LIFO to FIFO method was completed in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. As of April 30, 2009, coffee inventory valued using the LIFO method was the equivalent to the value using the FIFO method. Due to the application of purchase accounting and the lower of cost or market principle, the Company had not recorded a LIFO reserve. Accordingly, there was no impact on the Company’s consolidated financial statements resulting from the change in accounting for inventory.
Derivative Financial Instruments: The Company utilizes derivative instruments such as commodity futures and options contracts and foreign currency forwards and options contracts to manage exposure to changes in commodity prices and foreign currency exchange rates. The Company accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). SFAS 133 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recorded in shareholders’ equity as a component of accumulated other comprehensive (loss) income to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. The Company measures hedge effectiveness at inception and verifies effectiveness on a quarterly basis using prospective and retrospective testing. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. By policy, the Company historically has not entered into derivative financial instruments for trading purposes or for speculation. For additional information, see Note M: Derivative Financial Instruments.
Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 20 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).
The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2009, 2008, and 2007 totaled $36,547, $23,902, and $20,261, respectively.
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
Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets as of February 1, of each year. A discounted cash flow analysis is utilized to estimate the fair value of the Company’s reporting units. For annual impairment testing purposes, the Company’s reporting units are its operating segments. The discount rates utilized in the analysis are developed using a weighted-average cost of capital methodology. In addition to the annual test, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. For additional information, see Note G: Goodwill and Other Intangible Assets.
Other Investments in Securities: The Company maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. At April 30, 2009 and 2008, the fair value of these investments included in other assets was $29,273 and $31,130, respectively. Included in accumulated other comprehensive (loss) income at April 30, 2009 and 2008, was an unrealized loss of $2,763 and an unrealized gain of $1,404, respectively.
Foreign Currency Translation: Assets and liabilities of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive (loss) income.
Recently Issued Accounting Standards: Effective May 1, 2008, the Company adopted the financial statement presentation requirements of Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) No. FIN 39-1, An Amendment to FASB Interpretation No. 39, (“FSP FIN 39-1”). Among other amendments, FSP FIN 39-1 requires the Company to make an accounting policy election to offset or not offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value with the same counterparty under a master netting arrangement. The effects of FSP FIN 39-1 are to be applied retrospectively to all periods presented. The Company has elected to not offset fair value amounts recognized for derivative instruments and its cash margin accounts executed with the same counterparty. The Company maintained cash margin accounts of

$16,619 and $12,634 at April 30, 2009 and 2008, respectively, that are included in other current assets in the Consolidated Balance Sheets. Prior to adoption, the Company’s cash margin accounts were included in cash and cash equivalents in the Consolidated Balance Sheets as they were not considered material. The retrospective application of FSP FIN 39-1 had no impact on the Company’s financial position or results of operations for all periods presented and resulted in a decrease of $12,056 and $454 in cash provided by operating activities for the years ended April 30, 2008 and 2007, respectively.
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(revised), Business Combinations (“SFAS 141R”). SFAS 141R continues to require the purchase method of accounting to be applied to all business combinations, but it significantly changes the accounting for certain aspects of business combinations. SFAS 141R establishes principles and requirements for how the Company recognizes the assets acquired and liabilities assumed, recognizes the goodwill acquired, and determines what information to disclose to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for business combinations made by the Company after May 1, 2009.
In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective May 1, 2009, for the Company.
In June 2008, the FASB issued FSP Emerging Issues Task Force 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (“FSP EITF 03-6-1”). FSP EITF 03-6-1 clarifies that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents whether paid or unpaid are participating securities and are to be included in the computation of earnings per share under the two-class method described in SFAS No. 128, Earnings per Share. This FSP is effective May 1, 2009, for the Company, and requires all presented prior period earnings per share data to be adjusted retrospectively.
In December 2008, the FASB issued FSP No. FAS 132 (R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP FAS 132R-1”). FSP FAS 132R-1 provides guidance on employers’ disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP is effective April 30, 2010, for the Company.
The Company is currently assessing the impact, if any, on the consolidated financial statements of recently issued accounting standards that are not yet effective for the Company.
Risks and Uncertainties: The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs.
The raw materials used by the Company in each of its segments are primarily commodities and agricultural-based products. Glass, plastic, steel cans, caps, carton board, and corrugate are the principle packaging materials used by the Company. The fruit and vegetable raw materials used by the Company in the production of its food products are purchased from independent growers and suppliers. Green coffee, peanuts, oils, sweeteners, milk, wheat and flour, corn, and other ingredients are obtained from various suppliers. The cost and availability of many of these commodities have fluctuated, and may continue to fluctuate over time. Green coffee is the world’s second largest traded commodity and is sourced solely from foreign countries. Green coffee supply and price are subject to high volatility due to factors such as weather, pest damage, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources and the Company believes that it will continue to be able to obtain adequate supplies. The Company has not historically encountered shortages of key raw materials. The Company considers its relationship with key material suppliers to be good.
Approximately 34 percent of the Company’s employees, located at 11 facilities, are covered by union contracts. The contracts vary in term depending on the location with seven contracts expiring in 2010.
Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

NOTE B: MERGERS AND ACQUISITIONS
On November 6, 2008, the Company merged The Folgers Coffee Company (“Folgers”), a subsidiary of The Procter & Gamble Company (“P&G”), with a wholly-owned subsidiary of the Company. Under the terms of the agreement, P&G distributed the Folgers common shares to electing P&G shareholders in a tax-free transaction, which was immediately followed by the conversion of Folgers common stock into Company common shares. As a result of the merger, Folgers became a wholly-owned subsidiary of the Company. In the merger, P&G shareholders received approximately 63.2 million common shares of the Company valued at approximately $3,366.4 million based on the average closing price of the Company’s common shares for the period beginning two trading days before and concluding two trading days after the announcement of the transaction on June 4, 2008. After closing the transaction on November 6, 2008, the Company had approximately 118 million common shares outstanding. As part of the transaction, the Company’s debt obligations increased by $350.0 million as a result of Folgers’ LIBOR-based variable rate note. In addition, on October 23, 2008, the Company issued $400.0 million in Senior Notes with a weighted-average interest rate of 6.6 percent. A portion of the proceeds was used to fund the payment of a $5.00 per share one-time special dividend on the Company’s common shares, totaling approximately $274.0 million, on October 31, 2008.
The transaction with Folgers, the leading marketer and manufacturer of retail packaged coffee products in the U.S., is consistent with the Company’s strategy to own and market number one brands in North America. For accounting purposes, the Company is the acquiring enterprise. The merger was accounted for as a purchase business combination. Accordingly, the results of the Folgers business are included in the Company’s consolidated financial statements from the date of the merger. The aggregate purchase price was approximately $3,735.8 million, including $19.4 million of capitalized transaction-related expenses and $350.0 million of Folgers’ debt. In addition, the Company incurred costs of $63.4 million in 2009 that were directly related to the merger and integration of Folgers. Due to the nature of these costs, they were expensed as incurred. Total transaction costs of $82.8 million incurred to date include approximately $8.1 million in noncash expense items.
The Folgers purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of merger. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. To the extent the purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, such excess was allocated to goodwill.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the transaction date.

Assets acquired:
Current assets	$300,532
Property, plant, and equipment	322,580
Intangible assets	2,515,000
Goodwill	1,638,063
Other noncurrent assets	4,278

Total assets acquired	$4,780,453

Liabilities assumed:
Current liabilities	$87,283
Deferred tax liabilities	953,666
Other noncurrent liabilities	3,750

Total liabilities assumed	$1,044,699

Net assets acquired	$3,735,754

Total Folgers goodwill was assigned to the U.S. retail coffee market segment. Of the total goodwill, $1,627.5 million is not deductible for tax purposes. Although subject to adjustment following the completion of the valuation process, the Folgers purchase price allocation is substantially complete.
The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:
Customer and contractual relationships (20-year estimated useful life)	$1,089,000
Technology (12-year estimated useful life)	133,000
Intangible assets with indefinite lives	1,293,000

Total intangible assets	$2,515,000

In addition to the Folgers merger, the Company completed a series of other acquisitions during 2009 and 2008, including Knott’s Berry Farm food brand, Europe’s Best, Inc., the Canadian Carnation brand canned milk business, and Eagle Family Foods Holdings, Inc., for aggregate cash consideration of approximately $279 million and the assumption of $115 million in debt. The results of the operations of each of the merged or acquired businesses are included in the Company’s consolidated financial statements from the date of the transaction. Had the transactions occurred on May 1, 2007, unaudited, pro forma consolidated results for the years ended April 30, 2009 and 2008, would have been as follows:

	Year Ended April 30,

	2009	2008

Net sales	$4,684,746	$4,354,690
Net income	357,265	340,176
Net income per common share – assuming dilution	3.03	2.84

The unaudited, pro forma consolidated results are based on the Company’s historical financial statements and those of the merged or acquired businesses and do not necessarily indicate the results of operations that would have resulted had the transactions been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods.

NOTE C: RESTRUCTURING
In 2003, the Company announced its plan to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company’s overall cost base as well as service levels in support of its long-term strategy. The Company has completed a number of transactions resulting in the rationalization or divestiture of manufacturing facilities and businesses in the United States, Europe, and Canada, including the 2007 sale of the Canadian nonbranded businesses, which were acquired as part of International Multifoods Corporation. The restructurings resulted in the reduction of approximately 410 full-time positions.
The Company has incurred total restructuring costs of approximately $69.0 million related to these initiatives since the announcement in March 2003. Total restructuring charges of $10,229, $4,747, and $12,101 in 2009, 2008, and 2007, respectively, were reported in the accompanying Statements of Consolidated Income. Of the total restructuring charges, approximately $1,510 and $9,981 were reported in cost of products sold in 2008 and 2007, respectively, and no restructuring charges were reported in cost of products sold in 2009. The restructuring costs classified as cost of products sold include long-lived asset charges and inventory disposition costs. The Company believes the restructuring plan is substantially complete.
NOTE D: REPORTABLE SEGMENTS
The Company operates in one industry: the manufacturing and marketing of food products. The Company has four reportable segments: U.S. retail consumer market, U.S. retail oils and baking market, U.S. retail coffee market, and special markets. With the addition of The Folgers Coffee Company (“Folgers”) and the resulting organizational changes made in association with the Folgers transaction, the Company created the U.S. retail consumer market segment, U.S. retail oils and baking market segment, and U.S. retail coffee market segment. The U.S. retail consumer market segment primarily includes domestic sales of Smucker’s, Jif, and Hungry Jack branded products; the U.S. retail oils and baking market segment includes domestic sales of Crisco, Pillsbury, Eagle Brand, White Lily, and Martha White branded products; the U.S. retail coffee market segment represents the domestic sales of Folgers, Millstone, and Dunkin’ Donuts branded coffee to retail customers; and the special markets segment is comprised of the Canada, foodservice, natural foods (formerly beverage), and international strategic business areas. Special markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (i.e., restaurants, schools and universities, health care operations), and health and natural foods stores and distributors.
As a result of the change in segment reporting, all historical information has been reclassified to conform to the new presentation.

The following table sets forth reportable segment and geographical information.

	Year Ended April 30,
	2009	2008	2007

Net sales:
U.S. retail consumer market	$1,103,264	$998,556	$920,505
U.S. retail oils and baking market	995,474	875,991	626,559
U.S. retail coffee market	855,571	—	—
Special markets	803,624	650,227	600,953

Total net sales	$3,757,933	$2,524,774	$2,148,017

Segment profit:
U.S. retail consumer market	$249,313	$233,201	$217,897
U.S. retail oils and baking market	124,150	99,626	101,898
U.S. retail coffee market	240,971	—	—
Special markets	111,741	92,019	72,974

Total segment profit	$726,175	$424,846	$392,769

Interest income	6,993	13,259	9,225
Interest expense	(62,478)	(42,145)	(23,363)
Amortization	(40,314)	(4,073)	(1,528)
Share-based compensation expense	(14,043)	(11,531)	(11,257)
Restructuring costs	(10,229)	(4,747)	(12,101)
Merger and integration costs	(72,666)	(7,967)	(61)
Corporate administrative expenses	(133,313)	(115,618)	(111,082)
Other unallocated (expense) income	(4,060)	2,764	(1,598)

Income before income taxes	$396,065	$254,788	$241,004

Net sales:
Domestic	$3,353,362	$2,199,433	$1,819,747
International:
Canada	$356,300	$278,447	$282,069
All other international	48,271	46,894	46,201

Total international	$404,571	$325,341	$328,270

Total net sales	$3,757,933	$2,524,774	$2,148,017

Assets:
Domestic	$7,670,192	$2,547,609	$2,198,029
International:
Canada	$514,993	$573,829	$484,641
All other international	6,976	8,443	11,153

Total international	$521,969	$582,272	$495,794

Total assets	$8,192,161	$3,129,881	$2,693,823

Long-lived assets:
Domestic	$6,406,085	$1,895,494	$1,690,755
International:
Canada	$386,948	$457,345	$357,486
All other international	237	835	6,216

Total international	$387,185	$458,180	$363,702

Total long-lived assets	$6,793,270	$2,353,674	$2,054,457

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information.

	Year Ended April 30,
	2009	2008	2007

Coffee	25%	—%	—%
Peanut butter	14	19	21
Shortening and oils	11	14	15
Fruit spreads	9	13	14
Baking mixes and frostings	8	10	11
Canned milk	7	10	—
Flour and baking ingredients	7	8	11
Portion control	4	5	5
Juices and beverages	3	5	5
Uncrustables frozen sandwiches	3	5	4
Toppings and syrups	3	4	5
Other	6	7	9

Total	100%	100%	100%

NOTE E: EARNINGS PER SHARE
The following table sets forth the computation of earnings per common share and earnings per common share — assuming dilution.

	Year Ended April 30,
	2009	2008	2007

Numerator:
Net income for earnings per common share and earnings per common share – assuming dilution	$265,953	$170,379	$157,219

Denominator:
Weighted-average shares	84,823,849	56,226,206	56,432,839
Effect of dilutive securities:
Stock options	98,938	231,682	389,247
Restricted stock	362,424	262,757	234,335

Denominator for earnings per common share – assuming dilution	85,285,211	56,720,645	57,056,421

Net income per common share	$3.14	$3.03	$2.79

Net income per common share – assuming dilution	$3.12	$3.00	$2.76

NOTE F: MARKETABLE SECURITIES
Under the Company’s investment policy, it may invest in debt securities deemed to be investment grade at the time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. However, in light of current market conditions, the Company has limited recent investments primarily to high-quality money market funds. The Company determines the appropriate categorization of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for current operations, which is currently consistent with the security’s maturity date.
Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of other comprehensive income. Approximately $3,013, $257,536, and $26,272 of proceeds have been realized upon maturity or sale of available-for-sale marketable securities in 2009, 2008, and 2007, respectively. The Company uses specific identification to determine the basis on which securities are sold.
The following table is a summary of available-for-sale marketable securities, consisting entirely of mortgage-backed securities, at April 30, 2009 and 2008.

	Year Ended April 30,
	2009	2008

Cost	$13,519	$16,532
Gross unrealized losses	(706)	(489)

Estimated fair value	$12,813	$16,043

There were two marketable securities in an unrealized loss position for greater than twelve months at April 30, 2009. Based on management’s evaluation at April 30, 2009, considering the nature of the investments, the credit worthiness of the issuers, and the intent and ability of the Company to hold the securities for the period necessary to recover the cost of the securities, the decline in the fair values was determined to be temporary.
NOTE G: GOODWILL AND OTHER INTANGIBLE ASSETS
A summary of changes in the Company’s goodwill during the years ended April 30, 2009 and 2008, by reportable segment is as follows:

	U.S. Retail	U.S. Retail	U.S. Retail
	Consumer	Oils and Baking	Coffee	Special
	Market	Market	Market	Markets	Total

Balance at April 30, 2007	$340,010	$596,523	$—	$54,238	$990,771
Acquisitions	600	100,547	—	34,060	135,207
Other	866	3,465	—	2,167	6,498

Balance at April 30, 2008	$341,476	$700,535	$—	$90,465	$1,132,476
Acquisitions	—	—	1,638,063	35,435	1,673,498
Other	(180)	(883)	—	(13,520)	(14,583)

Balance at April 30, 2009	$341,296	$699,652	$1,638,063	$112,380	$2,791,391

Included in the other category at April 30, 2009 and 2008, were foreign currency exchange and tax-related adjustments.

The Company’s other intangible assets and related accumulated amortization are as follows:

	April 30, 2009			April 30, 2008
	Acquisition	Accumulated		Acquisition	Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net

Finite-lived intangible assets subject to amortization:
Customer and contractual relationships	$1,176,006	$35,433	$1,140,573	$79,103	$3,334	$75,769
Patents and technology	134,970	6,331	128,639	1,970	641	1,329
Trademarks	6,460	968	5,492	6,785	663	6,122

Total intangible assets subject to amortization	$1,317,436	$42,732	$1,274,704	$87,858	$4,638	$83,220

Indefinite-lived intangible assets not subject to amortization:
Trademarks	$1,824,272	$—	$1,824,272	$530,780	$—	$530,780

Total other intangible assets	$3,141,708	$42,732	$3,098,976	$618,638	$4,638	$614,000

Amortization expense for finite-lived intangible assets was $38,094, $3,895, and $351 in 2009, 2008, and 2007, respectively. The weighted-average useful life of the finite-lived intangible assets is 19 years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $71,400.
Pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. The annual impairment review was performed as of February 1, 2009. Goodwill impairment is tested at the reporting unit level which is the Company’s operating segments. Approximately $1,491 and $225 of impairment was recorded related to certain indefinite-lived intangible assets in 2009 and 2007, respectively, and no impairment was recorded in 2008.
NOTE H: PENSIONS AND OTHER POSTRETIREMENT BENEFITS
The Company has pension plans covering certain domestic and Canadian employees. Benefits are based on the employee’s years of service and compensation. The Company’s plans are funded in conformity with the funding requirements of applicable government regulations.
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
Effective April 30, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106, and 132(R) (“SFAS 158”). SFAS 158 requires the recognition of a plan’s funded status as an asset for fully funded plans and as a liability for unfunded or under-funded plans. Previously unrecognized actuarial gains and losses and prior service costs are now recorded in accumulated other comprehensive (loss) income. The amounts recorded in accumulated other comprehensive (loss) income are modified as actuarial assumptions and service costs change and such amounts are amortized to expense over a period of time through the net periodic benefit cost.

The following table summarizes the components of net periodic benefit cost (credit) and other comprehensive income related to the defined benefit pension and other postretirement plans.

	Defined Benefit Pension Plans			Other Postretirement Benefits
Year Ended April 30,	2009	2008	2007	2009	2008	2007

Service cost	$5,871	$6,925	$7,607	$1,892	$1,291	$2,016
Interest cost	26,263	25,900	23,740	2,540	2,516	3,081
Expected return on plan assets	(29,905)	(35,391)	(32,008)	—	—	—
Amortization of prior service cost (credit)	1,295	1,364	1,423	(489)	(454)	(204)
Amortization of initial net asset	—	(1)	(1)	—	—	—
Amortization of net actuarial loss (gain)	1,360	1,014	1,393	(730)	(523)	49
Settlement loss	9,908	—	—	—	—	—
Curtailment loss	—	68	111	—	—	—

Net periodic benefit cost (credit)	$14,792	$(121)	$2,265	$3,213	$2,830	$4,942

Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive (loss) income before income taxes:
Change prior to adoption of SFAS 158	$—	$—	$826	$—	$—	$—
Change due to adoption of SFAS 158	—	—	(34,272)	—	—	12,797
Change after adoption of SFAS 158:
Prior service cost arising during the year	—	—	—	—	3,175	—
Net actuarial (loss) gain arising during the year	(74,195)	(14,670)	—	4,645	4,826	—
Amortization of prior service cost (credit)	1,295	1,364	—	(489)	(454)	—
Amortization of initial net asset	—	(1)	—	—	—	—
Amortization of net actuarial loss (gain)	1,360	1,014	—	(730)	(523)	—
Curtailment	—	2,821	—	—	—	—
Foreign currency translation	2,517	(1,212)	—	(231)	18	—

Net change for the year	$(69,023)	$(10,684)	$(33,446)	$3,195	$7,042	$12,797

Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	6.60%	6.00%	6.30%	6.60%	6.00%	6.30%
Expected return on plan assets	7.75	8.25	8.25	—	—	—
Rate of compensation increase	3.84	4.10	4.10	—	—	—
Canadian plans:
Discount rate – before remeasurement	6.10	5.25	5.50	6.10	5.25	5.50
Discount rate – after remeasurement	—	—	5.00	—	—	5.00
Expected return on plan assets	7.25	8.00	8.00	—	—	—
Rate of compensation increase	4.00	4.00	4.00	—	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans and other postretirement benefits’ assets and benefit obligations. As a result of the sale of the Canadian nonbranded businesses in 2007, a remeasurement of three Canadian plans was performed.

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits
	April 30,		April 30,
	2009	2008	2009	2008

Change in benefit obligation:
Benefit obligation at beginning of the year	$430,989	$435,268	$41,583	$46,349
Service cost	5,871	6,925	1,892	1,291
Interest cost	26,263	25,900	2,540	2,516
Amendments	—	—	—	(3,175)
Divestiture	(25,934)	—	—	—
Actuarial gain	(27,359)	(22,986)	(4,645)	(4,799)
Participant contributions	328	371	1,089	1,250
Benefits paid	(26,089)	(25,736)	(2,393)	(3,116)
Curtailment gain	—	(2,752)	—	—
Foreign currency translation adjustments	(21,349)	13,999	(1,884)	1,267

Benefit obligation at end of the year	$362,720	$430,989	$38,182	$41,583

Change in plan assets:
Fair value of plan assets at beginning of the year	$422,019	$431,000	$—	$—
Actual return on plan assets	(82,034)	(2,094)	—	—
Company contributions	34,665	3,538	1,304	1,866
Participant contributions	328	371	1,089	1,250
Benefits paid	(26,089)	(25,736)	(2,393)	(3,116)
Divestiture	(25,934)	—	—	—
Foreign currency translation adjustments	(22,473)	14,940	—	—

Fair value of plan assets at end of the year	$300,482	$422,019	$—	$—

Funded status of the plans	$(62,238)	$(8,970)	$(38,182)	$(41,583)

Other noncurrent assets	$5,032	$39,008	$—	$—
Salaries, wages, and additional compensation	(869)	—	—	—
Defined benefit pensions	(66,401)	(47,978)	—	—
Postretirement benefits other than pensions	—	—	(38,182)	(41,583)

Net benefit liability	$(62,238)	$(8,970)	$(38,182)	$(41,583)

The following table summarizes amounts recognized in accumulated other comprehensive (loss) income at April 30, 2009 and 2008, before income taxes.

			Other
	Defined Benefit		Postretirement
	Pension Plans		Benefits
	2009	2008	2009	2008

Net actuarial (loss) gain	$(118,094)	$(47,743)	$19,003	$15,319
Prior service (cost) credit	(7,235)	(8,563)	4,031	4,520

Total	$(125,329)	$(56,306)	$23,034	$19,839

During 2010, the Company expects to recognize amortization of net actuarial losses and prior service cost of $6,082 and $1,232, respectively, in net periodic benefit costs.

The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits
	April 30,		April 30,
	2009	2008	2009	2008

Weighted-average assumptions used in determining benefit obligation:
U.S. plans:
Discount rate	7.40%	6.60%	7.40%	6.60%
Rate of compensation increase	3.39	3.84	—	—
Canadian plans:
Discount rate	5.40	6.10	5.40	6.10
Rate of compensation increase	4.00	4.00	—	—

The rate of compensation increase is based on multiple graded scales and is weighted based on the active liability balance. For 2010, the assumed health care trend rates are eight and one-half percent and seven and one-half percent for U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to five percent and four and one-half percent in 2014 for U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.
A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2009:

	One-Percentage Point
	Increase	Decrease

Effect on total service and interest cost components	$199	$(162)
Effect on benefit obligation	2,095	(1,885)

The following table sets forth selective information pertaining to the Company’s Canadian pension and other postretirement benefit plans.

	Defined Benefit		Other
	Pension Plans		Postretirement Benefits
Year Ended April 30,	2009	2008	2009	2008

Benefit obligation at end of the year	$94,633	$145,348	$10,866	$12,079
Fair value of plan assets at end of the year	75,899	154,530	—	—

Funded status of the plans	$(18,734)	$9,182	$(10,866)	$(12,079)

Service cost	$816	$1,103	$46	$58
Interest cost	7,963	8,553	631	669
Settlement loss	9,908	—	—	—
Company contributions	2,497	1,654	607	1,090
Participant contributions	328	371	—	—
Benefits paid	(9,407)	(9,406)	(607)	(1,090)
Net periodic benefit cost (credit)	9,596	(2,849)	665	727

The following table sets forth additional information related to the Company’s defined benefit pension plans.

	April 30,
	2009	2008

Accumulated benefit obligation for all pension plans	$344,901	$411,478
Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	244,070	80,762
Fair value of plan assets	183,585	37,686
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	252,573	85,596
Fair value of plan assets	185,516	37,686

The Company employs a total return on investment approach for the defined benefit pension plans’ assets. A mix of equities, fixed income, and alternative investments are used to maximize the long-term rate of return on assets for the level of risk. In determining the expected long-term rate of return on defined benefit pension plans’ assets, management considers the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies.
The Company’s pension plans’ asset target and actual allocations are as follows:

		Actual Allocation

		April 30,
	Target
	Allocation	2009	2008

Equity securities	45%	39%	54%
Debt securities	44	40	40
Cash and other investments	11	21	6

	100%	100%	100%

Included in equity securities were 317,552 of the Company’s common shares at April 30, 2009 and 2008. The market value of these shares was $12,512 at April 30, 2009. The Company paid dividends of $1,994 on these shares during 2009.
The Company expects to contribute approximately $4 million to the pension plans in 2010. The Company expects to make the following benefit payments for all benefit plans: $26 million in 2010, $27 million in 2011, $35 million in 2012, $28 million in 2013, $29 million in 2014, and $158 million in 2015 through 2019.

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
ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest expense incurred on ESOP debt was $261, $376, and $530 in 2009, 2008, and 2007, respectively. Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to fund ESOP debt repayment and were $614, $690, and $684 in 2009, 2008, and 2007, respectively. Dividends on unallocated shares are used to reduce expense and were $1,461, $334, and $356 in 2009, 2008, and 2007, respectively. The principal payments received from the ESOP in 2009, 2008, and 2007 were $649, $538, and $508, respectively.
Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained income by the Company.
As permitted by Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans, the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2009, the ESOP held 231,594 unallocated and 818,552 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.
Defined Contribution Plans: The Company offers employee savings plans for all domestic and Canadian employees not covered by certain collective bargaining agreements. The Company’s contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2009, 2008, and 2007 were $7,282, $4,943, and $4,138, respectively.
NOTE J: SHARE-BASED PAYMENTS
The Company provides for equity-based incentives to be awarded to key employees and nonemployee directors. Currently, these incentives consist of restricted shares, restricted stock units, deferred shares, deferred stock units, performance units, and stock options. These awards are administered primarily through the 2006 Equity Compensation Plan approved by the Company’s shareholders in August 2006. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, deferred stock units, performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to the Company’s nonemployee directors, consultants, officers, and other employees. Deferred stock units granted to nonemployee directors vest immediately. At April 30, 2009, there were 1,719,101 shares available for future issuance under this plan. As a result of this plan becoming effective in August 2006, no further awards will be made under previously existing equity compensation plans, except for certain defined circumstances included in the new plan.
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

Stock Options: The following table is a summary of the Company’s stock option activity and related information.

		Weighted-
		Average
		Exercise
	Options	Price

Outstanding at May 1, 2008	1,118,859	$38.23
Exercised	(114,369)	27.17
Forfeited	(12,330)	52.92

Outstanding and exercisable at April 30, 2009	992,160	$39.32

At April 30, 2009, the weighted-average remaining contractual term for stock options outstanding and exercisable was 4.2 years and the aggregate intrinsic value of these stock options was approximately $78.
The total intrinsic value of options exercised during 2009, 2008, and 2007 was approximately $2,871, $28,973, and $9,409, respectively.
Other Equity Awards: The following table is a summary of the Company’s restricted shares, deferred shares, deferred stock units, and performance units.

	Restricted/
	Deferred	Weighted-
	Shares and	Average		Weighted-
	Deferred	Grant Date	Performance	Average
	Stock Units	Fair Value	Units	Fair Value

Outstanding at May 1, 2008	438,490	$49.12	65,830	$51.37
Granted	570,359	42.29	114,440	43.44
Converted	65,830	51.37	(65,830)	51.37
Vested	(226,857)	49.00	—	—
Forfeited	(9,156)	47.39	—	—

Outstanding at April 30, 2009	838,666	$44.70	114,440	$43.44

The total fair value of equity awards other than stock options vesting in 2009, 2008, and 2007 was approximately $11,117, $8,547, and $4,276, respectively. The weighted-average grant date fair value of restricted shares, deferred shares, deferred stock units, performance shares, and performance units is the average of the high and the low share price on the date of grant. The following table summarizes the weighted-average grant date fair values of the equity awards granted in 2009, 2008, and 2007.

	Restricted/
	Deferred	Weighted-		Weighted-
	Shares and	Average	Performance	Average
	Deferred	Grant Date	Shares and	Grant Date
Year Ended April 30,	Stock Units	Fair Value	Units	Fair Value

2009	570,359	$42.29	114,440	$43.44
2008	140,290	57.50	65,830	51.37
2007	172,669	40.80	67,440	57.73

The performance shares and units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance shares and units earned during the year. Restricted stock generally vests four years from the date of grant or upon the attainment of a defined age and years of service.

NOTE K: DEBT AND FINANCING ARRANGEMENTS
Long-term debt consists of the following:

	April 30,
	2009	2008

6.77% Senior Notes due June 1, 2009	$75,000	$75,000
6.60% Senior Notes due November 13, 2009	201,726	204,684
7.94% Series C Senior Notes due September 1, 2010	10,000	10,000
4.78% Senior Notes due June 1, 2014	100,000	100,000
6.12% Senior Notes due November 1, 2015	24,000	—
6.63% Senior Notes due November 1, 2018	376,000	—
5.55% Senior Notes due April 1, 2022	400,000	400,000

Total long-term debt	$1,186,726	$789,684
Current portion of long-term debt	276,726	—

Total long-term debt less current portion	$910,000	$789,684

In addition, as part of the merger with The Folgers Coffee Company (“Folgers”) on November 6, 2008, the Company’s debt obligations increased by $350.0 million as a result of the guarantee of Folgers’ term loan facility with two banks. Interest on the facility is based on prevailing federal funds rate, U.S. prime, or LIBOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of a borrowing term. At April 30, 2009, the weighted-average interest rate on the facility was 1.8 percent. This facility matures on November 9, 2009.
On October 23, 2008, the Company issued $400.0 million in Senior Notes in two series with maturity dates of November 1, 2015 and November 1, 2018. A portion of the proceeds from the Senior Notes was used to fund costs related to the Folgers merger and the payment of a $5.00 per share one-time special dividend, totaling approximately $274.0 million, on October 31, 2008.
All of the Company’s Senior Notes are unsecured and interest is paid annually on the 6.60 percent Senior Notes and semiannually on the other notes. Prepayments are required on the 5.55 percent Senior Notes, the first of which is $50.0 million on April 1, 2013. The 6.60 percent Senior Notes are guaranteed by Diageo plc, an unrelated third party. The guarantee may terminate, in limited circumstances, prior to the maturity of the notes.
The Company has available a $180.0 million revolving credit facility with a group of three banks. Interest on the revolving credit facility is based on prevailing U.S. prime, Canadian Base Rate, LIBOR, or Canadian CDOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of the borrowing term. At April 30, 2009, the Company did not have a balance outstanding under the revolving credit facility. At April 30, 2009, the Company had standby letters of credit of approximately $22.9 million outstanding.
The Company’s debt instruments contain certain financial covenant restrictions including consolidated net worth and debt to capitalization requirements. The Folgers’ term loan facility also contains leverage and interest coverage ratios. The Company is in compliance with all covenants.
Interest paid totaled $52,918, $44,584, and $27,580 in 2009, 2008, and 2007, respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the 6.60 percent Senior Notes, amortization of deferred interest rate swap gains, debt issuance costs, and interest capitalized.

NOTE L: CONTINGENCIES
The Company, like other food manufacturers, is from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. The Company is a defendant in a variety of legal proceedings. Plaintiffs in a few of those cases seek substantial damages. The Company cannot predict with certainty the results of these proceedings. However, the Company believes that the final outcome of these proceedings will not materially affect the Company’s financial position, results of operations, or cash flows.
NOTE M: DERIVATIVE FINANCIAL INSTRUMENTS
The Company is exposed to market risks, such as changes in foreign currency exchange rates and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions.
Commodity Price Management: The Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of green coffee, edible oils, flour, and milk. The Company also enters into commodity futures and options to manage price risk for energy input costs, including natural gas and diesel fuel. The derivative instruments generally have maturities of less than one year. Certain of the derivative instruments associated with the Company’s U.S. retail oils and baking market and U.S. retail coffee market segments meet the hedge criteria according to Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.
In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodity’s futures contracts are highly effective in hedging price risks associated with the commodity purchased. Hedge effectiveness is measured at inception and on a quarterly basis.
Foreign Currency Exchange Rate Hedging: The Company utilizes foreign currency forwards and options contracts to manage the effect of foreign currency exchange fluctuations on future cash payments related to purchases of certain raw materials, finished goods, and fixed assets. The contracts generally have maturities of less than one year. At the inception of the contract, the derivative is evaluated and documented for SFAS 133 accounting treatment. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of other comprehensive income. These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings. Certain instruments used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold.
As of April 30, 2009, the Company had the following outstanding derivative contracts:

Gross Contract
Notional Amount

Commodity contracts	$276,644
Foreign currency exchange contracts	$41,999

The following table sets forth the fair value of derivative instruments as recognized in the Consolidated Balance Sheet at April 30, 2009.

	Other	Other
	Current Assets	Current Liabilities

Derivatives designated as hedging instruments under SFAS 133:
Commodity contracts	$3,782	$1,562
Derivatives not designated as hedging instruments under SFAS 133:
Commodity contracts	$414	$2,278
Foreign currency exchange contracts	—	332

Total	$414	$2,610

Total derivatives	$4,196	$4,172

The following table presents information on the mark-to-market gains and losses recognized on derivatives in SFAS 133 cash flow hedging relationships, all of which hedge commodity price risk.

Three Months Ended
April 30, 2009
(Unaudited)

Loss recognized in other comprehensive loss, net of tax (effective portion)	$(188)
Loss reclassified from accumulated other comprehensive loss to cost of products sold, net of tax (effective portion)	(4,551)
Gain recognized in cost of products sold, net of tax (ineffective portion)	37

The entire amount of the deferred gain included in accumulated other comprehensive loss at April 30, 2009, is expected to be recognized in earnings as the related commodity is utilized during 2010.
The following table presents the mark-to-market losses recognized on derivatives not designated as hedging instruments under SFAS 133. These losses were recognized in cost of products sold.

Three Months Ended
April 30, 2009
(Unaudited)

Commodity contracts	$1,563
Foreign currency exchange contracts	701

Total	$2,264

NOTE N: OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities, and trade receivables. The Company’s marketable securities are in debt securities. Under the Company’s investment policy, it may invest in securities deemed to be investment grade at the time of purchase. Currently, these investments are defined as mortgage-backed obligations, corporate bonds, municipal bonds, federal agency notes, and commercial paper. However, in light of recent market conditions, the Company has limited recent investments primarily to high-quality money market funds. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. With respect to trade receivables, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company’s financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts.
The following table provides information on the carrying amount and fair value of financial instruments, including derivative financial instruments.

	April 30, 2009		April 30, 2008
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Marketable securities	$12,813	$12,813	$16,043	$16,043
Other investments and securities	29,273	29,273	31,130	31,130
Derivative financial instruments (net assets)	24	24	1,269	1,269
Fixed rate long-term debt	1,186,726	1,234,728	789,684	807,583

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 and related interpretations provide guidance for using fair value to measure assets and liabilities and only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not expand the use of fair value measurement. In February 2008, the FASB issued Staff Position No. 157-2, Effective Date of FASB Statement No. 157 (“FSP SFAS 157-2”). FSP SFAS 157-2 amends SFAS 157 to delay the effective date of the standard, as it relates to nonfinancial assets and nonfinancial liabilities, to fiscal years beginning after November 15, 2008, (May 1, 2009, for the Company). SFAS 157 for financial assets and financial liabilities was effective for fiscal years beginning after November 15, 2007. The Company adopted the provisions of SFAS 157 effective May 1, 2008. The adoption of SFAS 157 did not have a material impact on the Company’s condensed consolidated financial statements.
SFAS 157 valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. SFAS 157 classifies these inputs into the following hierarchy:
Level 1 Inputs — Quoted prices for identical instruments in active markets.
Level 2 Inputs — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
Level 3 Inputs — Instruments with primarily unobservable value drivers.

The following table is a summary of the fair values of the Company’s financial assets.

				Fair Value at	Fair Value at
	Level 1	Level 2	Level 3	April 30, 2009	April 30, 2008

Marketable securities(A)	$—	$12,813	$—	$12,813	$16,043
Other investments and securities(B)	8,147	21,126	—	29,273	31,130
Derivatives(C)	24	—	—	24	1,269

Total	$8,171	$33,939	$—	$42,110	$48,442

(A) The Company’s marketable securities consist entirely of mortgage-backed securities. The securities are broker-priced, and valued by a third party using an evaluated pricing methodology. An evaluated pricing methodology is a valuation technique which uses inputs that are derived principally from or corroborated by observable market data.
(B) The Company maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds consist of equity securities listed in active markets and municipal bonds. The municipal bonds are valued by a third party using an evaluated pricing methodology.
(C) The Company’s derivatives are valued using quoted market prices. For additional information, see Note M: Derivative Financial Instruments.
NOTE O: INCOME TAXES
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	April 30,
	2009	2008

Deferred tax liabilities:
Intangible assets	$1,062,680	$148,182
Property, plant, and equipment	117,736	59,359
Pension and other employee benefits	11,362	11,280
Other	29,357	8,000

Total deferred tax liabilities	$1,221,135	$226,821

Deferred tax assets:
Loss carryforwards	$8,918	$8,858
Post-employment and other employee benefits	69,051	43,902
Tax credit carryforwards	2,997	990
Intangible assets	5,896	4,866
Other	16,867	10,962

Total deferred tax assets	$103,729	$69,578
Valuation allowance for deferred tax assets	(9,026)	(9,890)

Total deferred tax assets less allowance	$94,703	$59,688

Net deferred tax liability	$1,126,432	$167,133

The following table summarizes domestic and foreign loss carryforwards at April 30, 2009.

	Related Tax	Deferred
	Deduction	Tax Asset	Expiration Date

Loss carryforwards:
Federal capital loss	$11,692	$4,238	2010 to 2014
State net operating loss	86,169	3,702	2010 to 2028
Foreign net operating loss	8,215	978	2026 to 2028

Total loss carryforwards	$106,076	$8,918

Deferred tax assets at April 30, 2009, also include $990 of foreign tax credit carryforwards that are due to expire in 2010, net state tax credit carryforwards of $1,495 that are due to expire in 2018, and net foreign jurisdictional tax credit carryforwards of $512 that are due to expire in 2028.
The valuation allowance decreased by $864, primarily due to the expiration of state net operating losses that had a full valuation allowance. The valuation allowance at April 30, 2009, includes approximately $8,878 for the domestic and foreign loss and tax credit carryforwards. Approximately $4,197 of the valuation allowance, if subsequently recognized as a tax benefit under current accounting rules, would be allocated to reduce goodwill. Effective May 1, 2009, the Company will adopt Statement of Financial Accounting Standards No. 141 (revised), Business Combinations (“SFAS 141R”) and subsequent recognition of these tax benefits would be recorded through earnings or additional paid in capital.
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
Income (loss) before income taxes is as follows:

	Year Ended April 30,
	2009	2008	2007

Domestic	$378,293	$236,307	$241,349
Foreign	17,772	18,481	(345)

Income before income taxes	$396,065	$254,788	$241,004

The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2009	2008	2007

Current:
Federal	$97,182	$59,239	$59,207
Foreign	1,688	3,580	(3,756)
State and local	5,717	3,375	5,804
Deferred	25,525	18,215	22,530

Total income tax expense	$130,112	$84,409	$83,785

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

	Year Ended April 30,
Percent of Pretax Income	2009	2008	2007

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	0.6	0.4	2.0
Other items — net	(2.7)	(2.3)	(2.2)

Effective income tax rate	32.9%	33.1%	34.8%

Income taxes paid	$69,107	$73,786	$54,581

Effective May 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which is an interpretation of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. FIN 48 clarifies the financial statement recognition and measurement criteria of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect of applying this interpretation has been recorded as a decrease of $2,374 to retained income as of May 1, 2007.
In accordance with the requirements of FIN 48, uncertain tax positions have been classified in the Consolidated Balance Sheets as long term, except to the extent payment is expected within one year. The Company recognizes net interest and penalties related to unrecognized tax benefits in income tax expense, consistent with the accounting method used prior to adopting FIN 48.
The Company files income tax returns in the U.S. and various state, local, and foreign jurisdictions. The Company is no longer subject to examination of U.S. federal income taxes for years prior to 2006 and, with limited exceptions, the Company is no longer subject to examination of state and local or foreign income taxes for years prior to 2005. In May 2009, the Company reached an agreement with the Internal Revenue Service (“IRS”) on proposed adjustments resulting from an examination of its federal income tax returns for years ended in 2007 and 2006. During 2007, the Company reached an agreement with the IRS on proposed adjustments resulting from an examination of its federal income tax returns for years ended in 2005 and 2004. As a result of the agreement in 2007, the Company reduced its unrecognized tax benefits and net interest accrual by $4,871 and $667, respectively, and paid $7,726 in taxes and interest. The agreements did not have a material effect on the Company’s effective tax rate for the year.
Within the next twelve months, it is reasonably possible that the Company could decrease its unrecognized tax benefits by an estimated $3,568, primarily as a result of the expiration of federal, state, and local statute of limitation periods.
The Company’s unrecognized tax benefits as of April 30, 2009, were $13,794, of which $5,694 would affect the effective tax rate, if recognized. Upon adoption of SFAS 141R, unrecognized tax benefits recorded in business combinations may impact the effective rate, if recognized. As of April 30, 2009, the Company’s accrual for tax-related net interest and penalties totaled $2,883. The amount of tax-related net interest and penalties credited to earnings during 2009 totaled $1,982.
The Company’s unrecognized tax benefits as of April 30, 2008, were $21,902, of which $8,961 would affect the effective tax rate, if recognized. As of April 30, 2008, the Company’s accrual for tax-related net interest and penalties totaled $4,865. The amount of tax-related net interest and penalties charged to earnings during 2008 totaled $36.
A reconciliation of the Company’s unrecognized tax benefits is as follows:

	2009	2008

Balance at May 1,	$21,902	$19,591
Increases:
Current year tax positions	118	117
Prior year tax positions	274	5,869
Acquisitions	3,103	6,752
Decreases:
Prior year tax positions	8,338	1,642
Settlement with tax authorities	1,370	7,395
Expiration of statute of limitations periods	1,711	1,390
Foreign currency translation	184	—

Balance at April 30,	$13,794	$21,902

NOTE P: ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Comprehensive income is included in the Statements of Consolidated Shareholders’ Equity. The components of accumulated other comprehensive (loss) income as shown on the Consolidated Balance Sheets are as follows:

	Foreign	Pension	Unrealized	Unrealized Gain	Accumulated
	Currency	and Other	(Loss) Gain on	on Cash Flow	Other
	Translation	Postretirement	Available-for-Sale	Hedging	Comprehensive
	Adjustment	Liabilities	Securities	Derivatives	(Loss) Income

Balance at May 1, 2006	$34,788	$(7,623)	$(676)	$720	$27,209
Reclassification adjustments	—	—	—	(1,146)	(1,146)
Current period credit	2,437	826	2,593	1,354	7,210
Adjustments to initially apply Statement of Financial Accounting Standards No. 158	—	(21,475)	—	—	(21,475)
Income tax benefit (expense)	—	6,978	(949)	(70)	5,959

Balance at April 30, 2007	$37,225	$(21,294)	$968	$858	$17,757
Reclassification adjustments	—	—	—	(1,354)	(1,354)
Current period credit (charge)	20,861	(3,642)	(611)	12,885	29,493
Income tax benefit (expense)	—	722	232	(4,238)	(3,284)

Balance at April 30, 2008	$58,086	$(24,214)	$589	$8,151	$42,612
Reclassification adjustments	—	—	—	(12,885)	(12,885)
Current period (charge) credit	(47,024)	(65,828)	(4,384)	2,494	(114,742)
Income tax benefit	—	22,349	1,586	3,810	27,745

Balance at April 30, 2009	$11,062	$(67,693)	$(2,209)	$1,570	$(57,270)

NOTE Q: COMMON SHARES
Voting: The Company’s Amended Articles of Incorporation (“Articles”) provide that each holder of an outstanding common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:
any matter that relates to or would result in the dissolution or liquidation of the Company;

the adoption of any amendment of the Articles, or the Regulations of the Company, or the adoption of amended Articles, other than the adoption of any amendment or amended Articles that increases the number of votes to which holders of common shares are entitled or expands the matters to which time phase voting applies;

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

any matter submitted to the Company’s shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of the Company’s outstanding shares) of the Articles, as they may be further amended, or any issuance of common shares of the Company for which shareholder approval is required by applicable stock exchange rules; and

any matter relating to the issuance of common shares, or the repurchase of common shares that the Board determines is required or appropriate to be submitted to the Company’s shareholders under the Ohio Revised Code or applicable stock exchange rules.
On the matters listed above, common shares are entitled to 10 votes per share, if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share include:
common shares beneficially owned as of November 6, 2008, and for which there has not been a change in beneficial ownership after November 6, 2008; or

common shares received through the Company’s various equity plans.
In the event of a change in beneficial ownership, the new owner of that share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.
Shareholders’ Rights Plan: Pursuant to a shareholders’ rights plan adopted by the Company’s Board of Directors on May 20, 2009, one share purchase right is associated with each of the Company’s outstanding common shares.
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
The Company’s directors may, at their option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire June 3, 2019, unless earlier redeemed, exchanged, or amended by the directors.

DIRECTORS AND OFFICERS
The J. M. Smucker Company
— DIRECTORS —
Vincent C. Byrd
President, U.S. Retail — Coffee
The J. M. Smucker Company
R. Douglas Cowan A
Director
The Davey Tree Expert Company
Kent, Ohio
Kathryn W. Dindo A, E
Retired Vice President
FirstEnergy Corp.
Akron, Ohio
Paul J. Dolan E
President
Cleveland Indians
Cleveland, Ohio
Elizabeth Valk Long A, E
Former Executive Vice President
Time Inc.
New York, New York
Nancy Lopez Knight G
Founder
Nancy Lopez Golf Company
Albany, Georgia
Gary A. Oatey G
Chairman and Chief Executive Officer
Oatey Co.
Cleveland, Ohio
Alex Shumate G
Managing Partner
Squire, Sanders & Dempsey L.L.P.
Columbus, Ohio
Mark T. Smucker
President, Special Markets
The J. M. Smucker Company
Richard K. Smucker
Executive Chairman and
Co-Chief Executive Officer
The J. M. Smucker Company
Timothy P. Smucker
Chairman of the Board and
Co-Chief Executive Officer
The J. M. Smucker Company
William H. Steinbrink G
Principal
Unstuk, LLC
Shaker Heights, Ohio
Paul Smucker Wagstaff
President, U.S. Retail — Oils and Baking
The J. M. Smucker Company
— OFFICERS —
Timothy P. Smucker
Chairman of the Board and
Co-Chief Executive Officer
Richard K. Smucker
Executive Chairman and
Co-Chief Executive Officer
Dennis J. Armstrong
Vice President, Logistics and
Operations Support
Mark R. Belgya
Vice President and Chief Financial Officer
James A. Brown
Vice President, U.S. Grocery Sales
Vincent C. Byrd
President, U.S. Retail — Coffee
John W. Denman
Vice President and Controller
Barry C. Dunaway
Senior Vice President, Corporate and Organization Development
M. Ann Harlan
Vice President and General Counsel
Donald D. Hurrle, Sr.*
Vice President, Sales, Grocery Market
Jeannette L. Knudsen
Corporate Secretary
John F. Mayer
Vice President, Sales, Grocery Market
Kenneth A. Miller
Vice President, Alternate Channels
Steven Oakland
President, U.S. Retail — Smucker’s, Jif, and Hungry Jack
Andrew G. Platt
Vice President, Information Services and Chief Information Officer
Christopher P. Resweber
Vice President, Marketing Communications
Julia L. Sabin
Vice President and General Manager, Smucker Natural Foods, Inc.
Mark T. Smucker
President, Special Markets
Paul Smucker Wagstaff
President, U.S. Retail — Oils and Baking
Albert W. Yeagley
Vice President, Industry and
Government Affairs
Debra A. Marthey
Treasurer
— PROPERTIES —
Corporate Offices:
Orrville, Ohio
Domestic Manufacturing Locations:
Chico, California
Cincinnati, Ohio
El Paso, Texas
Grandview, Washington
Havre de Grace, Maryland
Kansas City, Missouri
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem, Pennsylvania
New Orleans, Louisiana (2)
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Scottsville, Kentucky
Seneca, Missouri
Sherman, Texas
Toledo, Ohio
West Fargo, North Dakota**
International Manufacturing Locations:
Delhi Township, Ontario, Canada
Dunnville, Ontario, Canada
Sherbrooke, Quebec, Canada
Ste. Marie, Quebec, Canada
Sales and Administrative Offices:**
Akron, Ohio
Bentonville, Arkansas
Edina, Minnesota
Markham, Ontario, Canada
Mexico City, Mexico

A	Audit Committee Member

E	Executive Compensation Committee Member

G	Nominating and Corporate Governance Committee Member

*	Retired as of June 30, 2009

**	Leased properties

CORPORATE AND SHAREHOLDER INFORMATION
The J. M. Smucker Company
Corporate Offices
The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000
Stock Listing
The J. M. Smucker Company’s common shares are listed on the New York Stock Exchange — ticker symbol SJM.
Corporate Web Site
To learn more about The J. M. Smucker Company, visit www.smuckers.com.
Annual Meeting
The annual meeting will be held at 11:00 a.m. Eastern Daylight Time, Wednesday, August 19, 2009, in Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.
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
Shareholder investment program (CIPSM)
–	direct purchase of Company common shares

–	dividend reinvestment

–	automatic monthly cash investments
Book-entry share ownership

Share transfer matters (including name changes, gifting, and inheritances)

Direct deposit of dividend payments

Nonreceipt of dividend checks

Lost share certificates

Changes of address

Online shareholder account access

Form 1099 income inquiries (including requests for duplicate copies)
Shareholders may contact Shareholder Services at the corporate offices regarding other shareholder inquiries.
Transfer Agent and Registrar
Computershare Investor Services, LLC
250 Royall Street
Canton, MA 02021
Telephone: (800) 456-1169
Telephone outside the U.S., Canada, and
Puerto Rico: (312) 360-5254
Web site: www.computershare.com/contactus
This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference “Forward-Looking Statements” located on page 27 in the Management’s Discussion and Analysis section.

©/TM/® The J. M. Smucker Company or its subsidiaries. Pillsbury, the Barrelhead logo, and the Doughboy character are trademarks of The Pillsbury Company, LLC, used under license. Borden and Elsie trademarks used under license. Dunkin’ Donuts is a trademark of DD IP Holder LLC used under license. Carnation is a trademark of Société des Produits Nestlé S.A.

Made From 100% Soft Winter Wheat
WHITE LILY
A Southern Tradition Since 1883
FLOUR
The Light Baking Flour
PRE-SIFTED ALL PURPOSE PRE-SIFTED
ENRICHED • BLEAC
NET WT 5 LB (2.27kg)
Robin Hood
ENRICHED & PRE-SIFTED
ALL PURPOSE
flour
Europe's Best
WHOLE/ENTIÈRES
Select Raspberries
Framboises choisie
Making Family Traditions Easy For Over 100 Years
Martha White
ARTIFICIALLY BLUEBERRY & STRAWBERRY FLAVORED
WildBerry
Muffin Mix
Just Add Milk!
Carnation
Evaporated Milk
5-minute fudge
BICK'S
Mini
Crunch'ems
Pickles
Garlic
500 mL
SMUCKER'S
The J.M. Smucker Company
Strawberry Lane / Orrville, Ohio 44667 / (330) 682-3000
www.smuckers.com