Form 10-K, Exhibit 13
period 2011-04-30
SMUCKER J M CO
filed 2011-06-28
CIK 91419

SMUCKER'S

THE J. M. SMUCKER COMPANY

2011 Annual Report

Financial Highlights Year Ended April 30, (Dollars in thousands, except per share data) 2011 2010 Net sales $4,825,743 $4,605,289 Net income and net income per common share: Net income $479,482 $494,138 Net income per common share — assuming dilution $4.05 $4.15 Income and income per common share excluding special project costs:(1) Income $555,133 $520,782 Income per common share — assuming dilution $4.69 $4.37 Common shares outstanding at year end 114,172,122 119,119,152 Number of employees 4,500 4,850 (1) Refer to “Non-GAAP Measures” located on page 28 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure. Contents Why We Are, Who We Are 1 Letter To Shareholders and Friends 2 Why the Family Meal Matters 4 A Focused Strategy 6 Business Review 8 Sustainability 16 Financial Review 17 Management’s Discussion and Analysis 20 Consolidated Financial Statements 37 Notes to Consolidated Financial Statements 42 Directors and Officers 68 Corporate and Shareholder Information 69 “Apple Orchard” © 2001 — Vincent McIndoe About Our Cover This year our Annual Report cover pays tribute to the heritage of The J. M. Smucker Company and the first Smucker product — apple butter. Artist Vincent McIndoe from Toronto, Canada, is best known for his graphics and oil painting style in his award-winning paintings and posters.

The J. M. Smucker Company Why We Are, Who We Are ...Our Culture A culture of dotting the is and crossing the of doing the right things and doing things right... A culture of growth — individual and as a company. It’s who we are. It’s because of who we are. It’s a result of living our Basic Beliefs... Our Commitment to Each Other. To our consumers and to our customers. As we look to the future of unlimited possibilities, we recognize the principles that are instrumental to our success... A culture deeply rooted in our Basic Beliefs... Guideposts for decisions at every level... Why we are who we are. A culture that encourages commitment to each other... Clear communication and collaboration... Vision...A culture of appreciation. A family-sense of sharing in a job well done... Where every person makes a difference.

THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT   1

Dear Shareholders and Friends:
Our family — all 4,500 of us at The J. M. Smucker Company — is pleased to share a successful year of accomplishments with you. Fiscal 2011 delivered impressive results and performance despite the challenging economic environment. These results prove that when a dedicated team is focused on Our Purpose — bringing families together to share memorable meals and moments — and implementing a clear strategy, strong financial results and enhanced shareholder value will follow:
•	Sales grew to $4.8 billion, an increase of five percent over last year, due to strong performance across many of the brands in our portfolio.

•	The strength of our brands and our ability to manage successfully through a volatile commodity cost environment resulted in a seven percent increase in non-GAAP earnings per share to $4.69.

•	We repurchased approximately 5.7 million common shares that represented over four percent of shares outstanding. We also increased our dividends paid to shareholders by 17 percent.

Continuous investment in our Company has resulted in a portfolio of iconic brands, the majority of which hold category-leading market positions. This leadership reflects our long-held philosophy of delivering great products at a fair value. We believe value is as much about quality, consistency, and trust as it is about price.
This past fiscal year, our brands have delivered this type of value in numerous ways with impressive results:
•	New product innovation contributed significantly to the Company’s growth, particularly within our coffee, peanut butter, and baking brands.

•	Our consumer communications efforts continued to drive brand equity, and we continued to be the primary share-of-voice for most of our categories. As a result, we produced an unprecedented number of television and broadband video advertisements during the year.

•	We dramatically increased our digital marketing and social media programs, which now comprise over 10 percent of our Company’s media spend.
We are particularly proud that our communication efforts continue to be executed in an effective and family-friendly manner. The Parents Television Council has honored Smucker with the #1 ranking on its “Top Ten Best Advertisers” list recognizing companies that advertise only on responsibly produced entertainment programs.
LONG-TERM PERSPECTIVE
As an independent company with a history of leadership continuity, we are able to manage our business with a long-term perspective. Our unique culture, combined with this long-term perspective, has enabled us to deliver consistently strong financial results. On a 10-year basis, our total shareholder return has outpaced the average of the Standard & Poor’s packaged foods industry, as well as those of broader market indexes.
     We remain committed to preserving our Independence and ensuring leadership continuity because both have been significant contributors to our culture, financial performance, and ability to serve our business and constituents — consumers, customers, employees, suppliers, communities, and shareholders.
     Accordingly, throughout our history, we have proactively planned for leadership succession. As part of this process, several executive appointments and realignments became effective on May 1, 2011, the start of our 2012 fiscal year.
•	Vincent C. Byrd is now President and Chief Operating Officer with responsibility for the Company’s U.S. Retail businesses. A 34-year veteran of the Company, Vincent was previously President of U.S. Retail Coffee.

•	Mark T. Smucker, who has served in Company leadership roles for 13 years, most recently as President of Special Markets, now heads U.S. Retail Coffee as President.

•	Paul Smucker Wagstaff, a 15-year Company veteran, has assumed the role of President, U.S. Retail Consumer Foods in a newly consolidated business area combining the current Consumer business with the Oils and Baking business.

•	Steven Oakland, who was President of Smucker’s®, Jif ®, and Hungry Jack®, is now President, International, Foodservice, and Natural Foods. Steven has been with Smucker for 28 years.

•	Barry C. Dunaway, formerly Senior Vice President, Corporate and Organization Development, with 24 years experience with the Company, is now Senior Vice President and Chief Administrative Officer, overseeing Human Resources, Legal, Corporate Development, and Information Services.

2   THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT

Fiscal 2011 delivered impressive results and performance despite the challenging economic environment.
•	Mark R. Belgya, our Senior Vice President and Chief Financial Officer and a 26-year veteran of the Company, adds Internal Audit to his responsibilities that include Accounting, Investor Relations, Financial Planning, Tax, and Treasury.
     In addition, effective August 16, 2011, Richard Smucker will serve as sole Chief Executive Officer, while Tim Smucker will continue to serve as Chairman of the Board with a focus on the Board of Directors, corporate strategy, succession planning, support for China growth opportunities, and will be an ambassador of our culture with our constituents.
LOOKING FORWARD
While Our Vision is to own and market North American food brands that hold the #1 market position in their respective categories, we also believe it is important to embrace a global perspective for long-term growth.
     As we look toward fiscal 2012, we remain confident in our ability to execute our long-term strategy and remain committed to growing our business with contributions from all three of our growth drivers — category and market share growth, new products, and acquisitions. Ongoing investments in product launches and marketing initiatives will further strengthen the trust consumers have in our brands.
     Managing through the challenging commodity cost environment will also remain a primary area of focus. We continue to utilize a combination of price increases and cost saving initiatives to offset higher costs. With our consistent approach to pricing transparency, the strength of our brands, and our team’s ability to execute, we expect to continue to effectively manage through this period of commodity cost volatility.
     We recently acquired the coffee brands and business operations of Rowland Coffee Roasters, Inc., including its leading Hispanic brands Café Bustelo® and Café Pilon®. While respecting and preserving the rich heritage of these brands, we believe they will benefit from our increased marketing support, go-to-market strategy, and strong national presence. We anticipate these brands will be a great complement to our existing portfolio. Achieving a seamless integration will be a key priority in fiscal 2012.
     China, with its vast consumer population, is a significant opportunity for us to consider. We have allocated resources to review these opportunities and to evaluate various means of entry into the Chinese market.
OUR PURPOSE
With an uncertain economic recovery, consumers remain thoughtful about their choices and are more conscious than ever of brand value. In such an environment, Smucker is well positioned to meet their needs with quality products available through our various distribution channels.
     We will continue to work to fulfill Our Purpose of bringing families together to share memorable meals and moments. We encourage you to read more about Our Purpose in this Report. Ultimately, our ability to fulfill this Purpose, achieve Our Vision, and consistently deliver solid financial results is a reflection of the hard work and dedication of our employees. We were honored to again have our employees recognized by FORTUNE magazine, naming Smucker as one of the “100 Best Companies to Work For.” We attribute our inclusion on this list to the quality of our employees. Together, we share the same Basic Beliefs — Quality, People, Ethics, Growth, and Independence — and draw upon these Beliefs to guide us on a daily basis.
     It is our family-sense of sharing in a job well done that has made The J. M. Smucker Company what it is today and positions us well for continued growth. To our employees, thank you for your continued commitment; and to our shareholders, thank you for your continued support.
Sincerely,

Tim Smucker	Richard Smucker
June 22, 2011

THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT   3

Why the Family Meal Matters While strong financial results are important, we ultimately define our business success by how well we fulfill Our Purpose: Bringing families together to share memorable meals and moments. We believe, and research demonstrates, a shared mealtime experience leads to happier and healthier families. “Sitting down to a meal together draws a line around us,” says Miriam Weinstein, author of The Surprising Power of Family Meals. “It encloses us and, for a brief time, strengthens the bonds that connect us with other members of our self-defined clan, shutting out the rest of the world.” Weinstein partners with Smucker on our website, PowerOfFamilyMeals.com. Her insights are supported by numerous research studies that reveal the benefits gained from family-shared meals: Better grades Healthier eating habits Fewer behavioral problems Less family tension Closer family bonds The power of the family meal helps family members connect with each other, teaches children valuable life lessons, and establishes an important ritual that allows them to grow together. These families are happier, healthier, and forge stronger and more resilient family ties. This is why we strive to make meal planning and preparation easier, offering products that are convenient, delicious, and nutritious to help families enjoy more meals together — anywhere, any time, every day.

THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT   5

A Focused Strategy Our Vision is to own and market food brands that hold the #1 position in their respective categories — categories that are typically located in the center of the store. This Strategy, along with our unique culture, has helped to shape a decade of transformational growth for Smucker. In the United States, seven of our brands hold #1 market share positions in their respective categories, and Smucker brands enjoy top positions in eight categories in Canada. As one of Our Basic Beliefs, Growth remains central to our long-term strategy. We target net sales growth of six percent and earnings per share growth of greater than eight percent annually. We plan to grow our business through category and market share growth, new products, and acquisitions of leading brands. Acquisitions may be “enabling,” which provide new or enhanced capabilities; “bolt-on,” which increase our category presence; or “transformational,” which provide entry into new markets and/or categories. This Strategy, combined with the strength of our brand portfolio and our people, will enable us to further build upon our position as one of the leading branded dry grocery food manufacturers in North America. U.S. RETAIL COFFEE MARKET U.S. RETAIL CONSUMER MARKET

6   THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT

Hungry Jack
Pillsbury BEST
ALL PURPOSE FLOUR
Folgers
SMUCKER'S
Strawberry Jam

U.S. RETAIL OILS AND BAKING MARKET

Crisco

Pillsbury

EAGLE BRAND
AMERICA'S MOST TRUSTED
BORDEN

SPECIAL MARKETS

BICK'S

Robin Hood

Europe's Best

Santa Cruz ORGANIC

R.W. KNUDSEN FAMILY

U.S. RETAIL OILS AND BAKING MARKET SPECIAL MARKETS

THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT   7

Our Company has a history of ongoing marketing support to strengthen our brands. Fiscal 2011 saw significant advancement in our digital and social marketing investments, complementing an unprecedented year in the development of new television commercials. The net result is that our portfolio of leading brands continues to strengthen, evolve, and connect with consumers.

8   THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT

U.S. Retail Co_ee Market Our U.S. Retail Coffee Market enjoyed solid sales and segment profit in fiscal 2011 and continues to be the market leader in the packaged coffee category. Sales growth of 14 percent was driven by the Folgers® and Dunkin’ Donuts® brands along with the launch of our single-serve K-Cup® portion packs. Profit for the business increased 11 percent. The introduction of Folgers Gourmet Selections® and Millstone® single-serve K-Cup® portion packs was the most successful new product launch in Company history and has provided us with a strong position in the fastest-growing segment for single-serve coffee. Other Folgers coffee marketplace success stories included volume growth of more than 45 percent for Folgers Black Silk coffee and a relaunch of Folgers Special Roast® coffee with new packaging and product formulation. The Folgers brand also engaged consumers through its highly successful Folgers Jingle Contest, launch of the Folgers brand on Facebook, and new television commercials. Dunkin’ Donuts has become the fifth-largest brand in our portfolio and the second-leading brand in the premium coffee segment. The Dunkin’ Turbo® variety and Dunkin’ Donuts coffee seasonal flavors, Toasted Almond and Strawberry Shortcake, contributed to this success. We continue to make capital investments to expand coffee operations at our New Orleans, Louisiana, manufacturing facilities. In early fiscal 2012, we acquired the coffee brands and business operations of Rowland Coffee Roasters, Inc., a leading marketer of Hispanic coffee brands, including Café Bustelo and Café Pilon, and one of the largest producers of espresso coffee in the United States. The rich heritage of these brands will provide us with a unique opportunity to strengthen our presence in the coffee category among Hispanic consumers in the United States.

THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT   9

U.S. Retail Consumer Market Sales within our U.S. Retail Consumer Market segment grew by one percent, excluding the impact of divestitures, and segment profit grew by three percent in fiscal 2011. In addition to new product introductions and strong consumer communications support, our ongoing investments in this segment include the construction of a new state-of-the-art manufacturing facility in Orrville, Ohio, that will support future growth and enhance operational efficiency. Smucker’s fruit spreads and Jif peanut butter continued to grow and strengthen their #1 positions within their categories, offering quality, variety, and value options for everyone to enjoy. Smucker’s® Uncrustables® sandwiches and Smucker’s® Snack’n Waffles™ brand waffles remain popular, delicious, and convenient meal and snack options, bringing smiles to consumers of all ages. Smucker’s fruit spreads, Jif peanut butter, and Hungry Jack pancake mixes and syrups remain family meal favorites, and they offered consumers more choices through the introduction of new products during fiscal 2011, including two new flavors of Smucker’s® Orchard’s Finest® preserves; Jif ® To Go™ peanut butter; and Hungry Jack sugar-free, butter-flavored syrup. Smucker’s ice cream toppings, perfect for celebrations and special treats, continue to offer variety as well as consumer favorites, such as Smucker’s® Sundae Syrup™ caramel-flavored syrup and Smucker’s hot fudge topping. The Smucker’s, Jif, and Hungry Jack brands continue to connect with our consumers through marketing initiatives, including the Jif brand’s search for the most creative peanut butter sandwich; the launch of Smucker’s, Jif, and Hungry Jack Facebook pages; and the debut of Smucker’s fruit spreads’ first holiday commercial depicting Tim and Richard Smucker as boys in the 1950s.

10   THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT

“Easy” is one way we think about new products to meet the needs of our consumers. Jif ® To Go™ peanut butter was created for consumers who are seeking the great taste of Jif ® peanut butter in a convenient size that’s perfect for dipping and snacking while on the go.

THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT   11

U.S. Retail Oils and Baking Market Although segment sales in our U.S. Retail Oils and Baking Market declined two percent and profits were down nine percent in a challenging operating environment, the segment had a strong finish to fiscal 2011. Our family of leading oils and baking brands continues to offer consumers a variety of products that can be a part of everyday meals or special occasions. Product innovation contributed to the strength of our baking brands in fiscal 2011 as the Pillsbury® brand became the only national baking brand to offer sugar-free frostings, brownie mixes and cake mixes. These product alternatives make it possible for consumers monitoring their sugar intake to also enjoy dessert options. In addition to Pillsbury, the Martha White® brand maintains strong consumer loyalty for its flour and baking mixes and successfully launched new coffee cake baking mixes during the year. The Crisco® brand celebrated its 100th anniversary this year and has enjoyed a long history of being a key part of family recipes for many generations. Awareness of Crisco olive oil continues to increase, and the product was recommended by Cooking Light magazine as the “Best All-Around” olive oil. We are broadening engagement with consumers through the Crisco brand website, Facebook, mobile applications, and blogger events. Eagle Brand® remains the #1 brand of sweetened condensed milk and recently introduced a new easy-to-open package, providing greater convenience when baking special family recipes.

12   THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT

Pillsbury
Sugar Free
Chocolate Fudge
Pillsbury
Sugar Free

Variety

Pillsbury
Funfetti
Martha White
Cinnamon Streusel

The Pillsbury ® line of sugar-free frostings, brownie mixes, and cake mixes allows the growing number of consumers who are monitoring their sugar intake to enjoy these great-tasting desserts.

THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT   13

The R.W. Knudsen Family® brand understands the value of using the highest quality natural and organic ingredients possible in its extensive line of juices. This focus on quality has helped drive the brand’s growth from an organic grape vineyard in Paradise, California, into the nation’s leading natural and organic juice brand, which is celebrating its 50th anniversary in 2011.

14   THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT

Special Markets Our Special Markets segment experienced a strong fiscal 2011 across all four of its business areas — Canada, foodservice, natural foods, and international. Led by the continued growth of Folgers coffee across the segment, net sales and profits grew five percent and 14 percent, respectively. In Canada, our brands enjoy market-share leadership in eight categories. Collectively, our Canadian portfolio experienced solid sales growth led by the strong performance of the coffee category. We continue to invest in our brands through new product launches and advertising support, as evidenced by the debut of four new television commercials during the year. Our foodservice business area maintained strong results in a market where many families are choosing to eat at home due to economic considerations. In this market, we remain focused on our very popular handheld products such as Smucker’s Uncrustables sandwiches and Smucker’s Snack’n Waffles brand waffles. Foodservice also is increasing its focus on growing the coffee business to complement its strong core product offerings. Smucker Natural Foods also experienced a very successful fiscal 2011. Innovation and new products continued to drive growth in natural foods during the year. New product launches included Recharge® all-natural sports drink mixes, two new flavors of R.W. Knudsen Family® Sparkling Essence™ beverages, and new offerings of Santa Cruz Organic® fruit spreads and lemonades. Finally, our international business area continues to provide consumers in more than 65 countries the opportunity to enjoy our products. The Company is also focused on expansion of its business in Mexico and future growth opportunities in China.

THE J. M. SMUCKER COMPANY    2011 ANNUAL REPORT   15

Sustainability Matters Respecting our natural environment and being an active participant in the communities in which we live and work have been defining attributes of The J. M. Smucker Company since our founding. Our Sustainability Strategy summarizes our integrated focus on Economic, Environmental, and Social sustainability: Create a better tomorrow by focusing on preserving our culture, ensuring our long-term economic viability, limiting our environmental impact, and being socially responsible. During fiscal 2011, we continued to execute this strategy by working toward our five-year sustainability goals, participating in the Carbon Disclosure Project for the second year, and publishing our inaugural Corporate Responsibility Report, which we invite all of our constituents to read at smuckers.com.

Cherry Almond Dutch Baby Chopped Italian Salad with Italian Vinaigrette Crunchy Pesto Chicken Paillards with Caprese Salsa Fresh Tomato Tart with Black Pepper Cornbread Crust Peanut Butter Topped Chocolate Cake Grilled Shrimp with Greek Wheat Berry Salad

Chopped Italian Salad with Italian Vinaigrette
PREP TIME: 20 min      MAKES: 8 servings
ITALIAN VINAIGRETTE
1/2 cup balsamic vinegar
1 tablespoon Dijon-style mustard
1/4 teaspoon salt
1/4 teaspoon coarse ground black pepper
2 tablespoons chopped herbs, a mixture of basil, oregano and thyme
1/2 cup Crisco® Pure Olive Oil
CHOPPED ITALIAN SALAD
1 head or 1 (10 oz.) package romaine lettuce, torn into bite-sized pieces
1/3 cup sliced roasted red peppers, drained
1/4 pound sliced salami, cut into strips
1/3 cup chopped red onion
1 1/2 cups sliced ripe black olives
1 cup diced provolone cheese
DIRECTIONS
1.	COMBINE balsamic vinegar, mustard, salt, pepper and herbs in a food processor or blender. Process on high speed until the mixture is well blended. With the motor running, slowly add olive oil in a steady stream.
2.	TOSS salad ingredients together to combine. Add vinaigrette. Stir until evenly coated.
TIP: Vinaigrette will last approximately 2 weeks in the refrigerator.
©/® The J. M. Smucker Company
Cherry Almond Dutch Baby
PREP TIME: 10 min      COOK TIME: 20 min      MAKES: 4 to 6 servings
1 tablespoon butter
3/4 cup milk
1/2 cup Pillsbury BEST® All Purpose Flour
2 large eggs
2 tablespoons sugar
1/2 teaspoon almond extract
1/4 cup sliced almonds
1/2 cup Smucker’s® Orchard’s Finest® Michigan Red Tart Cherry Preserves
Powdered sugar for garnish (optional)
DIRECTIONS
1.	HEAT oven to 425ºF. Melt butter in 9-inch pie plate in the oven. Remove from oven. Brush butter over entire inside of plate.
2.	COMBINE milk, flour, eggs, sugar and almond extract in blender container. Process using several pulses to make a smooth batter. Pour batter into hot pie plate. Sprinkle with almonds. Bake 15 minutes.
3.	REDUCE heat to 350°F. Bake 5 to 8 minutes longer or until golden brown. Remove from oven. Spread with cherry preserves. Sprinkle with powdered sugar if desired. Cut into wedges and serve immediately.
©/® The J. M. Smucker Company
Pillsbury BEST is a trademark of The Pillsbury Company, LLC, used under license.
Fresh Tomato Tart with Black Pepper Cornbread Crust
PREP TIME: 15 min      COOK TIME: 20 min      MAKES: 8 to 12 servings
CORNBREAD CRUST
Crisco® Original No-Stick Cooking Spray
1 large egg
1/4 cup sour cream
1/2 cup milk
1 (6 oz.) package Martha White® Buttermilk Cornbread & Muffin Mix
1 teaspoon coarsely ground black pepper
2 tablespoons Crisco Pure Olive Oil
FILLING
3 to 4 medium tomatoes
1 cup shredded sharp cheddar cheese
1 cup shredded mozzarella cheese
1/2 cup mayonnaise
1 to 2 tablespoons chopped fresh basil
1 to 2 tablespoons chopped fresh chives
Salt and pepper
DIRECTIONS
1.	HEAT oven to 425ºF. Generously spray 13x9-inch baking pan with no-stick cooking spray. Whisk together egg, sour cream and milk in large bowl. Whisk in cornbread mix and pepper until smooth. Stir in olive oil just until blended. Pour into prepared pan. Bake 12 to 15 minutes or until golden brown. Cornbread will be thin.
2.	CUT tomatoes into medium-thick slices. Drain on paper towels. Stir together cheeses, mayonnaise, basil and chives until combined.
3.	SPREAD about half the cheese mixture over cornbread. Arrange tomato slices over cheese in overlapping rows. Salt and pepper to taste. Place spoonfuls of remaining cheese mixture on tomato slices. Return to oven for 5 minutes or until cheese begins to melt. Turn on broiler. Broil until cheese is bubbly and lightly browned, 1 to 2 minutes. Cut into squares. Serve warm or at room temperature.
©/® The J. M. Smucker Company
Crunchy Pesto Chicken Paillards with Caprese Salsa
PREP TIME: 20 min      COOK TIME: 5 min      MAKES: 4 servings
CHICKEN
2 (8 oz.) boneless, skinless chicken breasts
Kosher salt and freshly ground black pepper, divided
1/2 cup Pillsbury BEST® All Purpose Flour
1/4 cup Crisco® Pure Olive Oil, plus 1 1/2 to 2 tablespoons, divided
2 tablespoons prepared pesto
1 cup panko (coarse) bread crumbs
CAPRESE SALSA
2 medium tomatoes, seeded and cut into 1/2-inch cubes
1/3 cup fresh basil, cut to chiffonade (thin strips)
2/3 cup mozzarella cheese, cut into 1/2-inch cubes
1/4 cup red onion, thinly sliced
2 tablespoons Crisco 100% Extra Virgin Olive Oil
1 teaspoon balsamic vinegar
DIRECTIONS
1.	CUT chicken breasts in half horizontally to form 4 thin cutlets. Pound each piece to 1/4-inch thickness. Sprinkle with salt and pepper. Dip chicken in flour and shake off excess.
2.	WHISK 1/4 cup of pure olive oil with pesto in a small pie plate. In another pie plate, place bread crumbs. Dip both sides of each cutlet into oil, then into bread crumb mixture, pressing crumbs to adhere.
3.	COMBINE tomato, basil, mozzarella and red onion; drizzle with extra virgin olive oil and balsamic vinegar. Season with salt and pepper to taste and set aside.
4.	HEAT remaining pure olive oil in a large non-stick skillet. Add chicken and quickly cook about 2 minutes per side, until no longer pink.
5.  TOP chicken with caprese salsa.
©/® The J. M. Smucker Company
Pillsbury BEST is a trademark of The Pillsbury Company, LLC, used under license.
Grilled Shrimp with Greek Wheat Berry Salad
PREP TIME: 30 min      COOK TIME: 1hr 15min      MAKES: 4 servings
1 1/4 cups uncooked hard wheat berries
1 teaspoon salt, divided
4 cups hot water
1/3 cup Crisco® Pure Olive Oil
3 tablespoons fresh lemon juice
1 teaspoon dill weed
2 cloves garlic, minced
1/2 teaspoon black pepper
16 large uncooked shrimp, peeled and deveined
1 large red bell pepper, cut into about 20, 3/4-inch squares
2 cups diced unpeeled English cucumbers
1 cup pitted kalamata olives, cut in half lengthwise
2 green onions, cut in 1/2-inch pieces
1/2 cup crumbled feta cheese
DIRECTIONS
1.	PLACE wheat berries and 1/2 teaspoon salt in medium saucepan. Cover with about 4 cups hot water. Bring to a boil over high heat. Reduce heat to low. Cover and simmer 1 to 1 1/4 hours or until tender. Drain.
2.	WHISK olive oil, lemon juice, dill weed, garlic, black pepper and remaining 1/2 teaspoon salt in large bowl. Combine 2 tablespoons oil mixture with shrimp and red pepper in medium bowl; stir to coat. Let stand 15 minutes. Reserve remaining oil mixture.
3.	THREAD red pepper and shrimp onto 4 soaked wooden or metal skewers, beginning and ending with red pepper. Grill, turning once, until shrimp are pink and opaque in center, about 3 to 4 minutes per side.
4.	ADD cooked wheat berries, cucumbers, olives and green onions to reserved oil mixture. Mix well. Spoon onto serving plates. Place cooked kabobs over salad mixture. Sprinkle with feta cheese.
TIP: 3 cups cooked orzo pasta or plain couscous may be used in place of wheat berries, if desired. Cook orzo or couscous according to package directions, then proceed as directed above in step 2.
©/® The J. M. Smucker Company
Peanut Butter Topped Chocolate Cake
PREP TIME: 10 min      COOK TIME: 20 min      MAKES: 24 servings
Crisco® Original No-Stick Cooking Spray
1 (16 oz.) package Pillsbury® Sugar Free Devil’s Food Cake Mix
1 1/4 cups water
1/2 cup Crisco Pure Vegetable Oil
3 large eggs
1 cup cold skim milk
1 (1 oz.) package sugar-free, fat-free, instant vanilla pudding mix
2/3 cup Simply Jif® Creamy Peanut Butter
1 (8 oz.) container frozen sugar-free whipped topping, thawed
1/4 cup finely chopped dry roasted or cocktail peanuts
DIRECTIONS
1.	HEAT oven to 325ºF. Coat a 15x10-inch jelly roll pan with no-stick cooking spray.
2.	PREPARE cake mix batter according to package directions using water, oil and eggs. Spread in prepared pan. Bake 16 to 20 minutes or until toothpick inserted in center comes out clean. Cool completely in pan on wire rack.
3.	BEAT milk and pudding mix in large bowl with electric mixer on medium speed until thickened, about 15 seconds. Add peanut butter; beat until smooth. Beat in whipped topping until smooth. Spread over cooled cake. Garnish with chopped peanuts.
©/® The J. M. Smucker Company
Pillsbury is a trademark of The Pillsbury Company, LLC, used under license.

2011 Financial Review
Five-Year Summary of Selected Financial Data
The following table presents selected financial data for each of the five years in the period ended April 30, 2011. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with the “Results of Operations” and “Financial Condition” sections of “Management’s Discussion and Analysis” and the consolidated financial statements and notes thereto.

	Year Ended April 30,
(Dollars in thousands, except per share data)	2011	2010	2009	2008	2007

Statements of Income:
Net sales	$4,825,743	$4,605,289	$3,757,933	$2,524,774	$2,148,017
Gross profit	$1,798,517	$1,786,690	$1,251,429	$782,164	$702,055
% of net sales	37.3%	38.8%	33.3%	31.0%	32.7%
Operating income	$784,272	$790,909	$452,275	$284,559	$254,648
% of net sales	16.3%	17.2%	12.0%	11.3%	11.9%
Net income	$479,482	$494,138	$265,953	$170,379	$157,219
Financial Position:
Cash and cash equivalents	$319,845	$283,570	$456,693	$171,541	$199,541
Total assets	8,324,585	7,974,853	8,192,161	3,129,881	2,693,823
Total debt	1,304,039	910,000	1,536,726	789,684	425,643
Shareholders’ equity	5,292,363	5,326,320	4,939,931	1,799,853	1,795,657
Statements of Cash Flows:
Net cash provided by operating activities	$391,562	$713,478	$446,993	$182,918	$273,607
Capital expenditures	180,080	136,983	108,907	76,430	57,002
Quarterly dividends paid	194,024	166,224	110,668	68,074	63,632
Purchase of treasury shares	389,135	5,569	4,025	152,521	52,125
Share Data:
Weighted-average shares outstanding	118,165,751	118,951,434	85,448,592	56,641,810	56,844,151
Weighted-average shares outstanding — assuming dilution	118,276,086	119,081,445	85,547,530	56,873,492	57,233,399
Dividends declared per common share	$1.68	$1.45	$6.31	$1.22	$1.14
Earnings per Common Share:
Net income	$4.06	$4.15	$3.11	$3.01	$2.77
Net income — assuming dilution	4.05	4.15	3.11	3.00	2.75
Non-GAAP Measures: (1)
Gross profit excluding special project costs	$1,852,606	$1,790,560	$1,251,429	$783,674	$712,036
% of net sales	38.4%	38.9%	33.3%	31.0%	33.1%
Operating income excluding special project costs	$897,423	$830,312	$535,170	$297,273	$266,810
% of net sales	18.6%	18.0%	14.2%	11.8%	12.4%
Income and income per common share excluding special project costs:
Income	$555,133	$520,782	$321,617	$178,881	$165,152
Income per common share — assuming dilution	$4.69	$4.37	$3.76	$3.15	$2.89

(1)	Refer to “Non-GAAP Measures” located on page 28 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.
NET SALES (Dollars in billions) NON-GAAP NET INCOME (Dollars in millions) NON-GAAP EARNINGS PER SHARE E ASSUMING DILUTION $2.1 $2.5 $3.8 $4.6 $4.8 2007 2008 2009 2010 2011 $165.2 2007 $178.9 2008 $321.6 2009 $520.8 $555.1 2011 $2.89 2007 $3.15 2008 $3.76 2009 $4.37 $4.69 2010 2011
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 17

Summary of Quarterly Results of Operations
The J. M. Smucker Company
The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2011 and 2010.

						Net Income per
					Net Income per	Common Share -
(Dollars in thousands, except per share data)	Quarter Ended	Net Sales	Gross Profit	Net Income	Common Share	Assuming Dilution

2011	July 31, 2010	$1,047,312	$408,435	$102,881	$0.86	$0.86
	October 31, 2010	1,278,913	494,670	149,726	1.25	1.25
	January 31, 2011	1,312,351	474,414	131,995	1.12	1.11
	April 30, 2011	1,187,167	420,998	94,880	0.82	0.82
2010	July 31, 2009	$1,051,526	$406,029	$98,063	$0.83	$0.83
	October 31, 2009	1,278,745	492,250	139,990	1.18	1.18
	January 31, 2010	1,205,939	458,304	135,479	1.14	1.14
	April 30, 2010	1,069,079	430,107	120,606	1.01	1.01
Annual net income per common share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
Stock Price Data
The Company’s common shares are listed on the New York Stock Exchange — ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 334,846 shareholders as of June 14, 2011, of which 71,104 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends

2011	July 31, 2010	$63.75	$53.27	$0.40
	October 31, 2010	64.55	57.20	0.40
	January 31, 2011	66.28	60.46	0.44
	April 30, 2011	75.46	61.16	0.44
2010	July 31, 2009	$51.06	$39.19	$0.35
	October 31, 2009	55.36	49.08	0.35
	January 31, 2010	63.00	51.19	0.35
	April 30, 2010	63.50	57.72	0.40
18 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Comparison of Five-Year Cumulative Total Shareholder Return
The J. M. Smucker Company
Among The J. M. Smucker Company, the S&P 500 Index, and the S&P Packaged Foods & Meats Index
$250 $200 $150 $100 $50 $0 4/06 4/07 4/08 4/09 4/10 4/11 the J. M. Smucker Company S&P 500 S&P Packaged Foods & Meats

	April 30,
	2006	2007	2008	2009	2010	2011

The J. M. Smucker Company	$100.00	$145.74	$133.19	$118.70	$189.15	$238.88
S&P 500	100.00	115.24	109.85	71.06	98.66	115.65
S&P Packaged Foods & Meats	100.00	119.46	117.29	92.84	129.98	151.12
The above graph compares the cumulative total shareholder return for the five years ended April 30, 2011, for the Company’s common shares, the S&P 500 Index, and the S&P Packaged Foods and Meats Index. These figures assume all dividends are reinvested when received and are based on $100 invested in the Company’s common shares and the referenced index funds on April 30, 2006.
Copyright© 2011 Standard & Poor’s, a division of The McGraw-Hill Companies Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 19

Management’s Discussion and Analysis
The J. M. Smucker Company
EXECUTIVE SUMMARY
For more than 110 years, The J. M. Smucker Company (“Company”), headquartered in Orrville, Ohio, has been committed to offering consumers trusted, quality products that bring families together to share memorable meals and moments. Today, the Company is a leading marketer and manufacturer of fruit spreads, retail packaged coffee, peanut butter, shortening and oils, ice cream toppings, sweetened condensed milk, and health and natural foods beverages in North America.
Its family of brands includes Smucker’s, Folgers, Dunkin’ Donuts, Jif, Crisco, Pillsbury, Eagle Brand, R.W. Knudsen Family, Hungry Jack, Café Bustelo, Café Pilon, White Lily, and Martha White in the United States, along with Robin Hood, Five Roses, Carnation, Europe’s Best, and Bick’s in Canada. In addition to these brands, the Company markets products under numerous other brands, including Millstone, Dickinson’s, Laura Scudder’s, Adams, Double Fruit (Canada), and Santa Cruz Organic.
The Company has four reportable segments: U.S. Retail Coffee Market, U.S. Retail Consumer Market, U.S. Retail Oils and Baking Market, and Special Markets. The Company’s three U.S. retail market segments in total comprised over 80 percent of the Company’s net sales in 2011 and represent a major portion of the strategic focus area for the Company — the sale of branded food products with leadership positions to consumers through retail outlets in North America. The Special Markets segment represents sales outside of the U.S. retail market segments and includes the Company’s Canada, foodservice, natural foods, and international business areas.
In each of the U.S. retail market segments, the Company’s products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, and military commissaries. In the Special Markets segment, the Company’s products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, schools and universities, health care operators), and health and natural foods stores and distributors.
STRATEGIC ELEMENTS
The Company remains rooted in its Basic Beliefs of Quality, People, Ethics, Growth, and Independence, established by its founder and namesake, Jerome Smucker, more than a century ago. Today, these basic beliefs are the core of the Company’s unique culture and serve as a foundation for decision making and actions. The Company has been led by four generations of family leadership, having had only five chief executive officers in 114 years. This continuity of management and thought extends to the broader leadership team that embodies the values and embraces the business practices that have contributed to the Company’s consistent growth.
The Company’s strategic vision is to own and market food brands which hold the number one market position in their category, with an emphasis on North America while embracing a global perspective.
The Company’s strategic long-term growth objectives are to increase net sales by six percent and earnings per share by greater than eight percent annually. While the net sales contribution from acquisitions will vary from year to year, the Company expects organic growth, including new products, to add three to four percent per year and acquisitions to contribute the remainder over the long term.
20 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Management’s Discussion and Analysis
The J. M. Smucker Company
RESULTS OF OPERATIONS
On November 6, 2008, the Company completed a merger transaction with The Folgers Coffee Company (“Folgers”), previously a subsidiary of The Procter & Gamble Company. The transaction was accounted for as a purchase business combination and Folgers is included in the Company’s consolidated financial statements from the date of the merger. Because the transaction closed during the first week of the Company’s 2009 third quarter, incremental Folgers business, approximating six months of operations, is included in 2010, compared to 2009 (“incremental Folgers business”).

	Year Ended April 30,
			% Increase			% Increase
(Dollars in millions, except per share data)	2011	2010	(Decrease)	2010	2009	(Decrease)

Net sales	$4,825.7	$4,605.3	5%	$4,605.3	$3,757.9	23%
Gross profit	$1,798.5	$1,786.7	1%	$1,786.7	$1,251.4	43%
% of net sales	37.3%	38.8%		38.8%	33.3%
Operating income	$784.3	$790.9	(1)%	$790.9	$452.3	75%
% of net sales	16.3%	17.2%		17.2%	12.0%
Net income:
Income	$479.5	$494.1	(3)%	$494.1	$266.0	86%
Income per common share — assuming dilution	$4.05	$4.15	(2)%	$4.15	$3.11	33%
Gross profit excluding special project costs (1)	$1,852.6	$1,790.6	3%	$1,790.6	$1,251.4	43%
% of net sales	38.4%	38.9%		38.9%	33.3%
Operating income excluding special project costs (1)	$897.4	$830.3	8%	$830.3	$535.2	55%
% of net sales	18.6%	18.0%		18.0%	14.2%
Income excluding special project costs:(1)
Income	$555.1	$520.8	7%	$520.8	$321.6	62%
Income per common share — assuming dilution	$4.69	$4.37	7%	$4.37	$3.76	16%

(1)	Refer to “Non-GAAP Measures” located on page 28 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.
Summary of 2011
Net sales in 2011 increased five percent, compared to 2010, primarily due to price increases. Sales mix and foreign exchange rates also contributed to more than offset the impact of potato products divested in March 2010 and a one percent decline in volume. While the net effect of price increases more than offset overall higher raw material costs, increased restructuring and merger and integration costs (“special project costs”) and impairment charges resulted in a one percent decline in operating income. Excluding special project costs, operating income increased eight percent for 2011, compared to 2010. The Company’s net income per diluted share decreased two percent, yet increased seven percent excluding special project costs, for 2011, compared to 2010.
Summary of 2010
Net sales, margins, and earnings per share growth was realized in 2010 as the incremental Folgers business and improved profitability across all of the Company’s reportable segments contributed to the improvements. Company net sales increased 23 percent in 2010, compared to 2009, as incremental Folgers business more than offset the impact of price reductions in certain categories resulting from generally lower commodity costs in 2010, compared to 2009. Operating income increased 75 percent and, excluding special project costs, increased 55 percent as the Company realized the first full year of synergies associated with the Folgers merger and the benefit of favorable green coffee costs. Net income per common share — assuming dilution increased approximately 33 percent. Excluding special project costs, income per common share — assuming dilution increased approximately 16 percent in 2010, compared to 2009.
Net Sales
2011 Compared to 2010

	Year Ended April 30,
			Increase
(Dollars in millions)	2011	2010	(Decrease)%

Net sales	$4,825.7	$4,605.3	$220.5	5%
Adjust for certain noncomparable items:
Divestiture	—	(40.4)	40.4	1
Foreign exchange	(22.1)	—	(22.1)	—

Net sales, excluding divestiture and foreign exchange	$4,803.7	$4,564.9	$238.8	5%

Amounts may not add due to rounding.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 21

Management’s Discussion and Analysis
The J. M. Smucker Company
Net sales for 2011 increased $220.5 million, or five percent, compared to 2010, as the net impact of pricing contributed approximately four percent to net sales and the overall impact of sales mix was favorable. The impact of the potato products divestiture and foreign exchange was not significant. Overall volume decreased one percent. Volume gains were realized in Jif peanut butter, Crisco oils, natural foods beverages, Smucker’s fruit spreads, Dunkin’ Donuts packaged coffee, and Pillsbury frostings. Volume declines were primarily in Pillsbury flour and baking mixes.
2010 Compared to 2009

		Year Ended April 30,
			Increase
(Dollars in millions)	2010	2009	(Decrease)%

Net sales	$4,605.3	$3,757.9	$847.4	23%
Adjust for certain
noncomparable items:
Acquisitions	(920.9)	—	(920.9)	(25)
Divestiture	—	(6.3)	6.3	—
Foreign exchange	(23.4)	—	(23.4)	(1)

Net sales, excluding acquisitions, divestiture, and foreign exchange	$3,661.0	$3,751.6	$(90.6)	(2)%

Amounts may not add due to rounding.
Net sales increased $847.4 million, or 23 percent, to $4,605.3 million in 2010, compared to $3,757.9 million in 2009. Acquisitions, primarily incremental Folgers business, contributed $920.9 million to 2010 net sales. Excluding acquisitions, the potato business divested in March 2010, and the impact of foreign exchange, net sales were down two percent in 2010, compared to 2009, primarily due to pricing.
Excluding the incremental Folgers business and divestiture, volume increased one percent in 2010, compared to 2009, with gains across most of the Company’s leading brands including Pillsbury flour, baking mixes, and frostings, Jif peanut butter, Crisco shortening and oils, Robin Hood baking products in Canada, Hungry Jack pancakes and syrups, and Smucker’s fruit spreads. Volume declines were primarily in private label canned milk, regional baking brands, and Europe’s Best frozen fruit in Canada. The overall favorable impact of volume growth on net sales was more than offset by a three percent price and mix decline, attributable primarily to price reductions in the U.S. Retail Oils and Baking Market segment, and an increase in promotional spending across several categories.
Operating Income
The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,

	2011	2010	2009

Gross profit	37.3%	38.8%	33.3%
Selling, distribution, and administrative expenses:
Marketing	3.4%	3.8%	3.7%
Advertising	2.4	2.8	2.1
Selling	3.3	3.3	3.5
Distribution	3.2	3.3	3.5
General and administrative	5.6	5.9	5.1

Total selling, distribution, and administrative expenses	17.9%	19.1%	17.9%

Amortization	1.5	1.6	1.0
Impairment charges	0.4	0.3	0.1
Restructuring and merger and integration costs	1.2	0.8	2.2
Other operating expense (income) — net	—	(0.2)	0.1

Operating income	16.3%	17.2%	12.0%

Amounts may not add due to rounding.
2011 Compared to 2010
Gross profit increased $11.8 million in 2011, compared to 2010, as the increase in net sales offset the impact of overall higher raw material and freight costs and $50.2 million of incremental special project costs included in cost of products sold, consisting primarily of accelerated depreciation. Excluding special project costs, gross profit increased $62.0 million, or three percent, yet decreased as a percent of net sales from 38.9 percent in 2010 to 38.4 percent in 2011. Raw material cost increases were most significant for green coffee, soybean oil, milk, and sugar and more than offset lower costs for peanuts. Price increases taken during the year, mostly on the Company’s coffee brands to offset higher green coffee costs, drove the gross profit increase in 2011, but did not generate gross margin expansion compared to 2010. Gross margin was also reduced by price declines in effect on Crisco oils during part of 2011 in response to competitive dynamics, despite higher soybean oil costs. Unrealized mark-to-market adjustments on commodity derivatives in 2011 were not material.
Selling, distribution, and administrative expenses (“SD&A”) decreased two percent in 2011, compared to 2010, and decreased as a percentage of net sales from 19.1 percent to 17.9 percent. Marketing expenses, including advertising, decreased eight percent in 2011, compared to 2010, which included record investment in print, online, and television advertisement in support of the Company’s largest brands. Distribution expenses decreased one percent in 2011, compared to 2010, related generally to declines in sales volume. Selling expenses increased three percent but remained flat as a percentage of net sales. General and
22 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Management’s Discussion and Analysis
The J. M. Smucker Company
administrative expenses increased two percent, primarily related to higher depreciation charges and digital marketing initiatives, but were lower as a percentage of net sales.
Noncash impairment charges of $17.6 million and $11.7 million were recognized in 2011 and 2010, respectively, resulting from the write-down to estimated fair value of certain of the Company’s intangible assets, primarily the Europe’s Best trademark and customer relationship. Other operating expense — net of $0.6 million was recognized in 2011 consisting of losses on the disposition of assets. Other operating income — net of $3.3 million was recognized in 2010 resulting from a $12.9 million gain recognized on the divestiture of the potato business which more than offset losses on the disposition of assets.
Operating income decreased $6.6 million, or one percent, in 2011, compared to 2010, including an overall $73.7 million increase in special project costs. Excluding the impact of special project costs in both periods, operating income increased $67.1 million, or eight percent, and improved from 18.0 percent of net sales in 2010 to 18.6 percent in 2011. Special project costs were higher in 2011, compared to 2010, driven by the Company’s ongoing progress on its restructuring project which were only slightly offset by lower integration costs as activities related to Folgers were minimal.
2010 Compared to 2009
Gross profit increased $535.3 million, or 43 percent, in 2010, compared to 2009, and improved to 38.8 percent of net sales from 33.3 percent over the same period. Much of the gross profit improvement was attributable to incremental Folgers business and other coffee-related impacts in 2010, compared to 2009, primarily favorable green coffee costs and volume-related plant efficiencies. Lower other raw material costs, notably oils, flour, and milk, and freight costs across the businesses also favorably impacted gross margin in 2010, compared to 2009. Unrealized mark-to-market adjustments on commodity derivatives in 2010 were not material.
SD&A expenses increased 30 percent in 2010, compared to 2009, primarily due to incremental Folgers business and the larger company. Marketing expense, including advertising expense, increased approximately 39 percent in 2010, compared to 2009, as the Company made a record investment in advertisement. Advertising expense was $130.6 million in 2010, compared to $77.4 million in 2009. Selling and distribution expenses both increased 17 percent in 2010, compared to 2009, as the impact of synergies related to the Folgers merger partially offset the expense impact of the incremental Folgers business. General and administrative expenses increased 38 percent in 2010, compared to 2009, as 2009 did not include expenses to fully support the Folgers business. Increased pension and other employee benefit costs and costs related to the closure of the Company’s West Fargo, North Dakota, manufacturing facility, are also included in 2010.
Amortization expense was $73.7 million in 2010, an increase of $34.8 million from 2009, reflecting the full year impact of intangible assets associated with the Folgers transaction. Noncash impairment charges of $11.7 million were recognized in 2010, primarily related to the Europe’s Best trademark in Canada.
Other operating income — net of $3.3 million was recognized in 2010 resulting from a $12.9 million gain recognized on the divestiture of the potato business which offset other asset losses. Other operating expense — net of $2.4 million was recognized in 2009 consisting of losses on the disposition of assets.
Driven by gross profit improvements, operating income increased 75 percent in 2010, compared to 2009, and improved from 12.0 percent to 17.2 percent of net sales. Special project costs were $43.5 million lower in 2010, compared to 2009, as integration activities related to Folgers were near completion and restructuring costs had minimal impact.
Interest Income and Expense
Interest income was flat in 2011, compared to 2010. Interest expense increased $4.4 million during 2011, compared to 2010, due to higher average debt outstanding. The interest expense impact of $625.0 million of debt repayments in 2010, most of which were made in the second half of the year, was more than offset by the interest expense associated with the issuance of $400.0 million in 4.50 percent Senior Notes on June 15, 2010.
Interest income decreased $4.2 million during 2010, compared to 2009, primarily due to a decrease in the average investment balance throughout the year. Interest expense increased $2.7 million in 2010, compared to 2009, reflecting an increase in the Company’s debt obligations during the first half of 2010, compared to the first half of 2009, resulting from the October 2008 issuance of $400.0 million in Senior Notes with a weighted-average interest rate of 6.60 percent and the addition of Folgers’ $350.0 million variable-rate bank note payable at the merger date. The interest incurred on these additional borrowings was mostly offset by a reduction in interest expense resulting from the scheduled repayments of Senior Notes of $75.0 million and $200.0 million in June and November 2009, respectively, and the Folgers’ $350.0 million bank note in November 2009.
Income Taxes
Income taxes increased slightly in 2011, compared to 2010, despite a two percent decrease in income before income taxes during the same period. The effective tax rate increased to 33.1 percent in 2011, from 32.4 percent in 2010, primarily due to higher current and deferred state income taxes and reduced tax benefits associated with the Canadian operations, partially offset by increased tax benefits related to the domestic manufacturing deduction in 2011, compared to 2010.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 23

Management’s Discussion and Analysis
The J. M. Smucker Company
Income taxes increased $106.5 million, or 82 percent, during 2010, compared to 2009, slightly less than the percentage increase in income before income taxes as the effective tax rate was 32.4 percent in 2010, compared to 32.9 percent in 2009. The effective tax rate decrease was primarily a result of lower deferred tax rates and increased benefits realized from the domestic manufacturing deduction, offset somewhat by increases in state and local income taxes.
Restructuring
In calendar 2010, the Company announced its plan to restructure its coffee, fruit spreads, and Canadian pickle and condiments operations as part of its ongoing efforts to enhance the long-term strength and profitability of its leading brands. The initiative is a long-term investment to optimize production capacity and lower the overall cost structure. It includes estimated capital investments of approximately $220.0 million, to be incurred through 2014, for a new state-of-the-art food manufacturing facility in Orrville, Ohio, and consolidation of coffee production in New Orleans, Louisiana. The Company’s pickle and condiments production will be transitioned to third-party manufacturers.
Upon completion in 2014, the restructuring plan will result in the closing of six of the Company’s facilities — Memphis, Tennessee; Ste. Marie, Quebec; Sherman, Texas; Kansas City, Missouri; Dunnville, Ontario; and Delhi Township, Ontario; and the reduction of approximately 850 full-time positions. The Sherman facility closed in April 2011.
The Company expects total restructuring costs of approximately $235.0 million, of which $107.7 million has been incurred through April 30, 2011, including $102.0 million in 2011 consisting primarily of $53.6 million of long-lived asset charges and $36.0 million of employee separation costs. The restructuring is proceeding as planned and the balance of the costs is anticipated to be recognized over the next three fiscal years as the facilities are closed.
Subsequent Event
On May 16, 2011, the Company announced that it had completed an acquisition of the coffee brands and business operations of Rowland Coffee Roasters, Inc. (“Rowland Coffee”), a privately-held company headquartered in Miami, Florida, for $360.0 million in cash.
Rowland Coffee’s products are primarily sold under the leading Hispanic Café Bustelo and Café Pilon brands with distribution in retail and foodservice channels concentrated in southern Florida and the northeastern U.S. It is a leading producer of espresso coffee in the U.S., generating total net sales in excess of $110.0 million in calendar 2010. The acquisition includes a manufacturing, distribution, and office facility in Miami. The Company completed the transaction with cash on hand and borrowings of $180.0 million under its existing credit facility.
Segment Results
The Company has four reportable segments: U.S. Retail Coffee Market, U.S. Retail Consumer Market, U.S. Retail Oils and Baking Market, and Special Markets. The U.S. Retail Coffee Market segment represents the domestic sales of Folgers, Millstone, and Dunkin’ Donuts branded coffee; the U.S. Retail Consumer Market segment primarily includes domestic sales of Smucker’s, Jif, and Hungry Jack branded products; the U.S. Retail Oils and Baking Market segment includes domestic sales of Crisco, Pillsbury, Eagle Brand, Martha White, and White Lily branded products; and the Special Markets segment is comprised of the Canada, foodservice, natural foods, and international strategic business areas. Special Markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, schools and universities, health care operators), and health and natural foods stores and distributors.

	Year Ended April 30,
			% Increase			% Increase
(Dollars in millions)	2011	2010	(Decrease)	2010	2009	(Decrease)

Net sales:
U.S. Retail Coffee Market	$1,930.9	$1,700.5	14%	$1,700.5	$855.6	99%
U.S. Retail Consumer Market	1,091.6	1,125.3	(3)	1,125.3	1,103.3	2
U.S. Retail Oils and Baking Market	888.0	905.7	(2)	905.7	995.5	(9)
Special Markets	915.3	873.8	5	873.8	803.6	9
Segment profit:
U.S. Retail Coffee Market	$536.1	$484.0	11%	$484.0	$211.1	129%
U.S. Retail Consumer Market	295.0	285.2	3	285.2	249.4	14
U.S. Retail Oils and Baking Market	116.6	128.0	(9)	128.0	116.9	9
Special Markets	154.4	134.9	14	134.9	105.0	28
Segment profit margin:
U.S. Retail Coffee Market	27.8%	28.5%		28.5%	24.7%
U.S. Retail Consumer Market	27.0	25.3		25.3	22.6
U.S. Retail Oils and Baking Market	13.1	14.1		14.1	11.7
Special Markets	16.9	15.4		15.4	13.1
24 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Management’s Discussion and Analysis
The J. M. Smucker Company
While the Company’s four reportable segments remain the same for 2011, the calculation of segment profit was modified in 2011 to include intangible asset amortization and impairment charges related to segment assets, along with certain other items in each of the segments. These items were previously considered corporate expenses and were not allocated to the segments. This change more accurately aligns the segment financial results with the responsibilities of segment management, most notably in the area of intangible assets. Segment profit for 2010 and 2009 has been presented to be consistent with the current methodology.
As a result of the Company’s organizational changes and realignment of management responsibilities effective May 1, 2011, the Company’s reportable segments will change in 2012. All historical information will be retroactively conformed to the new presentation.
U.S. Retail Coffee Market
Net sales for the U.S. Retail Coffee Market increased 14 percent in 2011, compared to 2010. Price increases taken during the year contributed approximately 11 percent to net sales and more than offset a one percent volume decline. The introduction of Folgers Gourmet Selections and Millstone K-Cups offerings in the second quarter of the fiscal year added approximately three percent to U.S. Retail Coffee Market segment net sales in 2011. Volume decreased two percent for the Folgers brand while Dunkin’ Donuts packaged coffee increased six percent in 2011, compared to 2010. Segment profit increased 11 percent in 2011, compared to 2010, as price increases realized during the year more than offset higher green coffee costs. Segment marketing expenses decreased 17 percent in 2011, compared to 2010, as advertising was at more typical levels in the current year and incremental investments were made in the prior year. Segment profit margin declined to 27.8 percent in 2011 from 28.5 percent in 2010.
U.S. Retail Coffee Market segment net sales nearly doubled in 2010, compared to 2009, including incremental Folgers business totaling approximately $840.6 million. Volume increased approximately four percent in 2010, compared to the same full 12-month period in 2009, which included the period prior to the merger, approximating six months of operations. The Folgers brand contributed the majority of the volume increase in 2010, compared to 2009. Continued growth of Dunkin’ Donuts coffee also contributed double-digit volume growth and nearly $250.0 million in net sales for 2010. The U.S. Retail Coffee Market segment profit more than doubled to $484.0 million in 2010, compared to $211.1 million in 2009, and improved to 28.5 percent of net sales from 24.7 percent in 2009. The 2010 segment profit margin was favorably impacted by green coffee costs, product mix, and volume-related plant efficiencies which offset significantly increased marketing investments.
U.S. Retail Consumer Market
Net sales and volume for the U.S. Retail Consumer Market decreased three percent and one percent, respectively, in 2011, compared to 2010. Net sales and volume increased one percent and three percent, respectively, for the same period excluding potato products. Net sales include the impact of a peanut butter price reduction of five percent taken at the beginning of the fiscal year. Volume gains were realized in Jif peanut butter, Smucker’s fruit spreads, and Hungry Jack pancake mixes and syrups. Segment profit increased three percent in 2011, compared to 2010, and segment profit margin improved from 25.3 percent to 27.0 percent, as a decrease in supply chain costs in 2011 more than offset the gain of approximately $12.9 million on divested potato products included in 2010.
U.S. Retail Consumer Market segment net sales increased two percent in 2010, compared to 2009. Total volume in the U.S. Retail Consumer Market segment increased four percent, compared to 2009, with gains in Hungry Jack pancake mixes and syrups, Jif peanut butter, and Smucker’s fruit spreads. Volume gains were somewhat offset by increases in promotional spending and price declines on selected items. During March 2010, the Company divested its potato products in a $19.0 million cash transaction realizing a gain of approximately $12.9 million on the divestiture. U.S. Retail Consumer Market segment profit increased 14 percent for 2010, compared to 2009, mainly due to the divestiture gain and lower raw material and freight costs, offset by an eight percent increase in marketing expense. Segment profit margin improved from 22.6 percent in 2009 to 25.3 percent in 2010.
U.S. Retail Oils and Baking Market
U.S. Retail Oils and Baking Market segment net sales and volume decreased two percent and four percent, respectively, in 2011, compared to 2010. Strong volume gains in Crisco oils were more than offset by declines in Pillsbury flour and baking mixes, resulting from a combination of planned reductions in lower-margin products, and a competitive and promotional environment during most of the year. Regional baking brands and canned milk were also down. The impact of net price increases and sales mix partially offset the volume declines in the segment. Segment profit decreased nine percent in 2011, compared to 2010, and segment profit margin declined from 14.1 percent to 13.1 percent for the same period. Crisco oil price declines in effect during much of the year in response to competitive dynamics combined with higher soybean oil costs drove the profit margin decline in 2011, which was slightly offset by lower marketing expense.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 25

Management’s Discussion and Analysis
The J. M. Smucker Company
Total volume in the U.S. Retail Oils and Baking Market segment was up one percent in 2010, compared to 2009, with strong gains in the Pillsbury and Crisco brands mostly offset by declines in canned milk and regional baking brands. Net sales in the U.S. Retail Oils and Baking Market segment were down nine percent in 2010, compared to 2009, reflecting the full year impact of price declines taken during 2009 and increased promotional spending across the segment. The U.S. Retail Oils and Baking Market segment profit increased nine percent in 2010, compared to 2009, resulting in segment profit margin increasing to 14.1 percent, compared to 11.7 percent in 2009. Segment profit in 2010 benefited from lower raw material costs, compared to 2009, which more than offset intangible asset impairments and losses on the disposition of assets no longer used in manufacturing operations.
Special Markets
Net sales and volume in the Special Markets segment increased five percent and two percent, respectively, in 2011, compared to 2010. Excluding foreign exchange, net sales increased two percent compared to the same period last year. Special Markets segment profit increased 14 percent and improved to 16.9 percent of net sales in 2011, from 15.4 percent of net sales in 2010. Impairment charges of $17.2 million related to Europe’s Best intangible assets in Canada were recorded in 2011, compared to $7.3 million in 2010. The incremental impairment charge of $9.9 million reduced segment profit margin by 1.1 percentage points. However, segment profit in 2011 benefited from lower supply chain costs and favorable sales mix, primarily driven by Folgers coffee, which more than offset the impact of the higher impairment charge.
Net sales in the Special Markets segment increased nine percent in 2010, compared to 2009, due to a favorable exchange rate impact of $23.4 million and incremental Folgers business totaling approximately $78.3 million. Net sales, excluding acquisitions and foreign exchange, decreased four percent over the same period. Volume decreased two percent, excluding incremental Folgers business, in 2010, compared to 2009. Gains in Canada’s baking and spreads categories and coffee in the foodservice and export businesses were offset by declines in Europe’s Best frozen fruit in Canada, natural foods beverages, and foodservice portion control. The impact of the overall volume decline, combined with lower prices and increases in promotional spending, resulted in the net sales decline, excluding acquisitions and foreign exchange. Special Markets segment profit increased 28 percent in 2010, compared to 2009, primarily due to the impact of increased coffee sales and lower raw material costs which more than offset the impairment charge related to Europe’s Best and losses on the disposition of assets no longer used in manufacturing operations. Segment profit margin improved from 13.1 percent in 2009 to 15.4 percent in 2010.
FINANCIAL CONDITION
Liquidity

	Year Ended April 30,
(Dollars in millions)	2011	2010	2009

Net cash provided by operating activities	$391.6	$713.5	$447.0
Net cash used for investing activities	(192.9)	(104.4)	(177.0)
Net cash (used for) provided by financing activities	(170.4)	(788.5)	12.6
Net cash provided by operating activities	$391.6	$713.5	$447.0
Additions to property, plant, and equipment	(180.1)	(137.0)	(108.9)

Free cash flow	$211.5	$576.5	$338.1

Amounts may not add due to rounding.
The Company’s principal source of funds is cash generated from operations, supplemented by borrowings against the Company’s revolving credit facility. Total cash and cash equivalents increased to $319.8 million at April 30, 2011, compared to $283.6 million at April 30, 2010.
The Company expects a significant use of cash during the first half of each fiscal year, primarily due to seasonal fruit and vegetable procurement, the buildup of inventories to support the Fall Bake and Holiday period, and the additional increase of coffee inventory in advance of the Atlantic hurricane season. The Company typically expects cash provided by operations in the second half of the year to significantly exceed the amount in the first half of the year, upon completion of the Company’s key promotional periods.
Cash provided by operating activities in 2011 was $391.6 million, compared to $713.5 million in 2010. The decrease in cash provided by operating activities in 2011, compared to 2010, was primarily related to increases in commodity costs on higher inventory levels, an increase in income tax payments, and the timing of the Easter holiday. The significant increase in commodity costs, primarily green coffee in the second half of 2011, is reflected in higher trade receivables and inventory balances, offset somewhat by the related impact of an increase in accounts payable in 2011, compared to 2010. Also contributing to the higher trade receivables is the Easter holiday occurring later in 2011 than in 2010 resulting in more of the collection cycle being deferred into the next fiscal year. Approximately $80.0 million of the increase in income tax payments represents a change in the timing of the payments.
26 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Management’s Discussion and Analysis
The J. M. Smucker Company
Cash used for investing activities was $192.9 million in 2011, compared to $104.4 million in 2010. The increased cash used for investing activities in 2011, compared to 2010, was primarily due to the purchase of $75.6 million of marketable securities in 2011 and increased capital expenditures. Cash used for capital expenditures increased to $180.1 million in 2011, compared to $137.0 million in 2010, primarily related to expenditures associated with the Company’s restructuring project and corporate headquarters expansion.
Cash used for financing activities during 2011 was $170.4 million. The Company’s issuance of $400.0 million in Senior Notes was more than offset by quarterly dividend payments of $194.0 million and the purchase of treasury shares for $389.1 million, including the repurchase of approximately 5.7 million common shares available under Board of Directors’ authorizations. During 2010, total cash of $788.5 million was used for financing purposes consisting primarily of $625.0 million in debt repayments and $166.2 million in quarterly dividend payments. The increased dividend payments in 2011, compared to 2010, resulted from increases in the quarterly dividend rate during the period.
Capital Resources
The following table presents the Company’s capital structure.

	April 30,
(Dollars in millions)	2011	2010

Current portion of long-term debt	$—	$10.0
Long-term debt	1,304.0	900.0
Total debt	$1,304.0	$910.0
Shareholders’ equity	5,292.4	5,326.3

Total capital	$6,596.4	$6,236.3

Amounts may not add due to rounding.
On June 15, 2010, the Company issued $400.0 million of 4.50 percent Senior Notes with a final maturity on June 1, 2025. The Senior Notes have a 12-year average maturity with scheduled payments starting on June 1, 2020. Proceeds from the Senior Notes issuance were used for general corporate purposes, including the purchase of treasury shares. On September 1, 2010, the Company repaid the $10.0 million of 7.94 percent Series C Senior Notes utilizing cash on hand.
On January 31, 2011, the Company entered into an amended and restated credit agreement with a group of six banks. The credit facility provides for an unsecured revolving credit line of $600.0 million and matures January 31, 2016. At April 30, 2011, the Company did not have a balance outstanding under the revolving credit facility. Subsequent to year end, the Company borrowed $240.0 million under its revolving credit facility for general corporate purposes, including the Rowland Coffee acquisition.
During 2011, the Company completed the repurchase of approximately 5.7 million common shares under Rule 10b5-1 trading plans utilizing $381.5 million of cash on hand. At April 30, 2011, approximately 3.0 million common shares remain available for repurchase under the Board of Directors’ most recent authorization, including approximately 0.5 million common shares remaining under the Company’s Rule 10b5-1 repurchase plan (“Plan”) established in March 2011. Purchases will be transacted by a broker based upon the guidelines and parameters of the Plan. There is no guarantee as to the exact number of shares that will be repurchased.
Cash requirements for 2012 will include capital expenditures of approximately $250.0 to $275.0 million, including amounts related to the announced restructuring program, quarterly dividend payments of approximately $200.0 million based on current rates and common shares outstanding, and interest payments on long-term debt obligations of approximately $65.0 million for the year. Absent any further acquisitions or other significant investments, the Company believes that cash on hand, combined with cash provided by operations and borrowings available under its credit facility, will be sufficient to meet cash requirements for the next 12 months, including capital expenditures, the payment of quarterly dividends, and interest on debt outstanding.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 27

Management’s Discussion and Analysis
The J. M. Smucker Company
NON-GAAP MEASURES
The Company uses non-GAAP measures including net sales excluding acquisitions, divestiture, and foreign exchange rate impact; gross profit, operating income, income, and income per diluted share, excluding special project costs; and free cash flow as key measures for purposes of evaluating performance internally. These non-GAAP measures are not intended to replace the presentation of financial results in accordance with U.S. generally accepted accounting principles (“GAAP”).
Rather, the presentation of these non-GAAP measures supplements other metrics used by management to internally evaluate its businesses and facilitate the comparison of past and present operations. These non-GAAP measures may not be comparable to similar measures used by other companies and may exclude certain nondiscretionary expenses and cash payments. The following table reconciles certain non-GAAP financial measures to the comparable GAAP financial measure.

			Year Ended April 30,

(Dollars in thousands, except per share data)	2011	2010	2009	2008	2007

Reconciliation to gross profit:
Gross profit	$1,798,517	$1,786,690	$1,251,429	$782,164	$702,055
Cost of products sold — restructuring	54,089	3,870	—	1,510	9,981

Gross profit excluding special project costs	$1,852,606	$1,790,560	$1,251,429	$783,674	$712,036

Reconciliation to operating income:
Operating income	$784,272	$790,909	$452,275	$284,559	$254,648
Merger and integration costs	11,194	33,692	72,666	7,967	61
Cost of products sold — restructuring	54,089	3,870	—	1,510	9,981
Other restructuring costs	47,868	1,841	10,229	3,237	2,120

Operating income excluding special project costs	$897,423	$830,312	$535,170	$297,273	$266,810

Reconciliation to net income:
Income before income taxes	$717,164	$730,753	$396,065	$254,788	$241,004
Merger and integration costs	11,194	33,692	72,666	7,967	61
Cost of products sold — restructuring	54,089	3,870	—	1,510	9,981
Other restructuring costs	47,868	1,841	10,229	3,237	2,120

Income before income taxes, excluding special project costs	$830,315	$770,156	$478,960	$267,502	$253,166
Income taxes, as adjusted	275,182	249,374	157,343	88,621	88,014

Income excluding special project costs	$555,133	$520,782	$321,617	$178,881	$165,152
Weighted-average shares — assuming dilution	118,276,086	119,081,445	85,547,530	56,873,492	57,233,399
Income per common share excluding special project costs — assuming dilution	$4.69	$4.37	$3.76	$3.15	$2.89

28 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Management’s Discussion and Analysis
The J. M. Smucker Company
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
The following table summarizes the Company’s contractual obligations at April 30, 2011.

					More
		Less	One	Three	Than
		Than	to Three	to Five	Five
(Dollars in millions)	Total	One Year	Years	Years	Years

Debt obligations	$1,304.0	$—	$100.0	$199.0	$1,005.0
Operating lease obligations	103.6	26.1	40.8	22.7	14.0
Purchase obligations	1,646.5	1,563.8	82.7	—	—
Other noncurrent liabilities	180.6	—	2.4	—	178.2

Total	$3,234.7	$1,589.9	$225.9	$221.7	$1,197.2

Purchase obligations in the above table include agreements to purchase goods or services that are enforceable and legally binding on the Company. Included in this category are certain obligations related to normal, ongoing purchase obligations in which the Company has guaranteed payment to ensure availability of raw materials and packaging supplies. The Company expects to receive consideration for these purchase obligations in the form of materials. The purchase obligations in the above table do not represent the entire anticipated purchases in the future, but represent only those items for which the Company is contractually obligated. The table excludes the liability for unrecognized tax benefits and tax-related net interest and penalties of approximately $22.1 million under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes, since the Company is unable to reasonably estimate the timing of cash settlements with the respective taxing authorities.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.
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
Trade Marketing and Merchandising Programs. In order to support the Company’s products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represented approximately 26 percent of net sales in 2011, the possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.
Income Taxes. The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $116.9 million and $96.7 million at April 30, 2011 and 2010, respectively. Management believes that the Company’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results of the Company indicate that realization is not likely, a valuation allowance has been provided.
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
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 29

Management’s Discussion and Analysis
The J. M. Smucker Company
In the ordinary course of business, the Company is exposed to uncertainties related to tax filing positions and periodically assesses these tax positions for all tax years that remain subject to examination, based upon the latest information available. For uncertain tax positions, the Company has recognized a liability for unrecognized tax benefits, including any applicable interest and penalty charges, in accordance with FASB ASC 740.
Long-Lived Assets. Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware that indicate the carrying value of the Company’s long-lived assets may not be recoverable.
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
At April 30, 2011, goodwill totaled $2.8 billion. Goodwill is substantially concentrated within the U.S. Retail Coffee Market, U.S. Retail Consumer Market, and U.S. Retail Oils and Baking Market segments. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2011. The estimated fair value of each reporting unit was substantially in excess of its carrying value as of the annual test date, with the exception of the U.S. Retail Oils and Baking Market segment. A sensitivity analysis was performed for this reporting unit, which decreased the expected long-term growth rate by 50 basis points, and still yielded an estimated fair value which supported its carrying value.
The Company’s other indefinite-lived intangible assets, consisting entirely of trademarks, are also tested for impairment annually and whenever events or changes in circumstances indicate their carrying value may not be recoverable. To test these assets for impairment, the Company estimates the fair value of each asset based on a discounted cash flow model using various inputs, including projected revenues, an assumed royalty rate, and a discount rate. Changes in these estimates and assumptions could impact the assessment of impairment in the future.
At April 30, 2011, other indefinite-lived intangible assets totaled $1.8 billion. The Company has eight trademarks which represent several of its leading, iconic brands and comprise more than 95 percent of the total carrying value of its other indefinite-lived intangible assets. Each of these trademarks had an estimated fair value substantially in excess of its carrying value as of the annual test date.
Pension and Other Postretirement Benefit Plans. To determine the Company’s ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans’ assets, assumed pay increases, and the health care cost trend rates. Management, along with third-party actuaries and investment managers, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2012 expense recognition, the Company will use a discount rate of 5.5 percent and 5.0 percent, and a rate of compensation increase of 4.1 percent and 4.0 percent for the U.S. and Canadian plans, respectively. The Company anticipates using an expected rate of return on plan assets of 7.0 percent for U.S. plans. For the Canadian plans, the Company will use an expected rate of return on plan assets of 6.5 percent for the hourly plan and 6.75 percent for all other plans.
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
30 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Management’s Discussion and Analysis
The J. M. Smucker Company
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
Interest Rate Risk. The fair value of the Company’s cash and short-term investment portfolio at April 30, 2011, approximates carrying value. Exposure to interest rate risk on the Company’s long-term debt is mitigated due to fixed-rate maturities. In an effort to achieve a mix of variable versus fixed-rate debt under currently favorable market conditions, the Company entered into an interest rate swap in the fourth quarter of 2011 on a portion of fixed-rate Senior Notes. The Company receives a fixed rate and pays variable rates based on the London Interbank Offered Rate. The interest rate swap is designated as a fair value hedge and is used to hedge against the changes in the fair value of the debt. The instrument is recognized at fair value in the Consolidated Balance Sheet at April 30, 2011, and changes in the fair value are recognized in interest expense. The change in the fair value of the interest rate swap is offset by the change in the fair value of the long-term debt.
Based on the Company’s overall interest rate exposure as of and during the year ended April 30, 2011, including derivatives and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect the Company’s results of operations. In measuring interest rate risk by the amount of net change in the fair value of the Company’s financial liabilities, a hypothetical one percent decrease in interest rates at April 30, 2011, would increase the fair value of the Company’s long-term debt by approximately $54.0 million.
Foreign Currency Exchange Risk. The Company has operations outside the U.S. with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2011, are not expected to result in a significant impact on future earnings or cash flows.
The Company utilizes foreign currency exchange forwards and options contracts to manage the price volatility of foreign currency exchange fluctuations on future cash transactions. The contracts generally have maturities of less than one year. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of accumulated other comprehensive income (loss). These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings. Based on the Company’s hedged foreign currency positions as of April 30, 2011, a hypothetical 10 percent change in exchange rates would result in a loss of fair value of approximately $4.7 million.
Revenues from customers outside the U.S. represented 10 percent of net sales during 2011. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an impact on operating results.
Commodity Price Risk. Raw materials and other commodities used by the Company are subject to price volatility caused by supply and demand conditions, political and economic variables, weather, investor speculation, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, the Company uses futures and options with maturities generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in accumulated other comprehensive income (loss) to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.
The following sensitivity analysis presents the Company’s potential loss of fair value resulting from a hypothetical 10 percent change in market prices.

	Year Ended April 30,

(Dollars in millions)	2011	2010

Raw material commodities:
High	$24.5	$21.2
Low	6.6	2.3
Average	14.7	11.6
The estimated fair value was determined using quoted market prices and was based on the Company’s net derivative position by commodity at each quarter end during the fiscal year. The calculations are not intended to represent actual losses in fair value that the Company expects to incur. In practice, as markets move, the Company actively manages its risk and adjusts hedging strategies as appropriate. The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument; thus, the Company would expect that any gain or loss in the estimated fair value of its derivatives would generally be offset by an increase or decrease in the estimated fair value of the underlying exposures.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 31

Management’s Discussion and Analysis
The J. M. Smucker Company
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
Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. The Company is providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of the Company’s control and could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K, as well as the following:
•	volatility of commodity markets from which raw materials, particularly green coffee beans, wheat, soybean oil, milk, and peanuts, are procured and the related impact on costs;

•	risks associated with derivative and purchasing strategies employed by the Company to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact the Company’s liquidity;

•	crude oil price trends and their impact on transportation, energy, and packaging costs;

•	the ability to successfully implement and realize the full benefit of price changes and the competitive response;

•	the success and cost of introducing new products and the competitive response;

•	the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses;

•	general competitive activity in the market, including competitors’ pricing practices and promotional spending levels;

•	the ability of the Company to successfully integrate acquired and merged businesses in a timely and cost effective manner;

•	the successful completion of the Company’s restructuring programs and the ability to realize anticipated savings and other potential benefits within the time frames currently contemplated;

•	the impact of food safety concerns involving either the Company or its competitors’ products;

•	the impact of accidents and natural disasters, including crop failures and storm damage;

•	the concentration of certain of the Company’s businesses with key customers and suppliers and the ability to manage and maintain key relationships;

•	the loss of significant customers, a substantial reduction in orders from such customers, or the bankruptcy of any such customer;

•	changes in consumer coffee preferences and other factors affecting the coffee business, which represents a substantial portion of the Company’s business;

•	the ability of the Company to obtain any required financing;

•	the timing and amount of the Company’s capital expenditures, share repurchases, and restructuring costs;

•	impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;

•	the impact of new or changes to existing governmental laws and regulations or their application;

•	the impact of future legal, regulatory, or market measures regarding climate change;

•	the outcome of current and future tax examinations, changes in tax laws, and other tax matters, and their related impact on the Company’s tax positions;

•	foreign currency and interest rate fluctuations;

•	political or economic disruption;

•	other factors affecting share prices and capital markets generally; and

•	the other factors described under “Risk Factors” in registration statements filed by the Company with the Securities and Exchange Commission and in the other reports and statements filed by the Company with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and proxy materials.
Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Annual Report. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances.
32 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Report of Management on Internal Control Over Financial Reporting
The J. M. Smucker Company
Shareholders
The J. M. Smucker Company
Management of The J. M. Smucker Company is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.
The Company’s management, with the participation of the principal financial and executive officers, assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2011. In making this assessment, management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”).
Based on the Company’s assessment of internal control over financial reporting under the COSO criteria, management concluded the Company’s internal control over financial reporting was effective as of April 30, 2011.
Ernst & Young LLP, independent registered public accounting firm, audited the effectiveness of the Company’s internal control over financial reporting as of April 30, 2011, and their report thereon is included on page 34 of this report.

Timothy P. Smucker	Richard K. Smucker	Mark R. Belgya
Chairman of the Board and Co-Chief Executive Officer	Executive Chairman and Co-Chief Executive Officer	Senior Vice President and Chief Financial Officer
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 33

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Board of Directors and Shareholders
The J. M.Smucker Company
We have audited The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The J. M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2011, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2011 and 2010, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2011, and our report dated June 22, 2011, expressed an unqualified opinion thereon.
Akron, Ohio
June 22, 2011
34 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements
Board of Directors and Shareholders
The J. M. Smucker Company
We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2011 and 2010, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2011, in conformity with U.S. generally accepted accounting principles.
We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2011, expressed an unqualified opinion thereon.
Akron, Ohio
June 22, 2011
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 35

Report of Management on Responsibility for Financial Reporting
The J. M. Smucker Company
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
The Company’s audit committee, comprised of three non-employee members of the Board of Directors, meets regularly with the independent registered public accounting firm and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent registered public accounting firm. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The manager of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.
It is the Company’s best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.

Timothy P.Smucker	Richard K.Smucker	Mark R.Belgya
Chairman of the Board and Co-Chief Executive Officer	Executive Chairman and Co-Chief Executive Officer	Senior Vice President and Chief Financial Officer
36	THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Statements of Consolidated Income
The J. M. Smucker Company

		Year Ended April 30,
(Dollars in thousands, except per share data)	2011	2010	2009

Net sales	$4,825,743	$4,605,289	$3,757,933
Cost of products sold	2,973,137	2,814,729	2,506,504
Cost of products sold — restructuring	54,089	3,870	—

Gross Profit	1,798,517	1,786,690	1,251,429
Selling, distribution, and administrative expenses	863,114	878,221	673,565
Amortization	73,844	73,657	38,823
Impairment charges	17,599	11,658	1,491
Merger and integration costs	11,194	33,692	72,666
Other restructuring costs	47,868	1,841	10,229
Other operating expense (income) — net	626	(3,288)	2,380

Operating Income	784,272	790,909	452,275
Interest income	2,512	2,793	6,993
Interest expense	(69,594)	(65,187)	(62,478)
Other (expense) income — net	(26)	2,238	(725)

Income Before Income Taxes	717,164	730,753	396,065
Income taxes	237,682	236,615	130,112

Net Income	$479,482	$494,138	$265,953

Earnings per common share:
Net Income	$4.06	$4.15	$3.11

Net Income — Assuming Dilution	$4.05	$4.15	$3.11

See notes to consolidated financial statements.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 37

Consolidated Balance Sheets
The J. M. Smucker Company
ASSETS

	April 30,
(Dollars in thousands)	2011	2010

Current Assets
Cash and cash equivalents	$319,845	$283,570
Trade receivables, less allowance for doubtful accounts	344,410	238,867
Inventories:
Finished products	518,243	413,269
Raw materials	345,336	241,670

	863,579	654,939
Other current assets	109,165	46,254

Total Current Assets	1,636,999	1,223,630

Property, Plant, and Equipment
Land and land improvements	77,074	62,982
Buildings and fixtures	347,950	308,358
Machinery and equipment	1,022,670	997,374
Construction in progress	76,778	31,426

	1,524,472	1,400,140
Accumulated depreciation	(656,590)	(541,827)

Total Property, Plant, and Equipment	867,882	858,313

Other Noncurrent Assets
Goodwill	2,812,746	2,807,730
Other intangible assets, net	2,940,010	3,026,515
Other noncurrent assets	66,948	58,665

Total Other Noncurrent Assets	5,819,704	5,892,910

	$8,324,585	$7,974,853

See notes to consolidated financial statements.
38 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Consolidated Balance Sheets
The J. M. Smucker Company
LIABILITIES AND SHAREHOLDERS’ EQUITY

	April 30,
(Dollars in thousands)	2011	2010

Current Liabilities
Accounts payable	$234,916	$179,509
Accrued compensation	62,313	60,080
Accrued trade marketing and merchandising	62,588	52,536
Income taxes payable	7,706	75,977
Dividends payable	50,236	47,648
Current portion of long-term debt	—	10,000
Other current liabilities	64,917	53,147

Total Current Liabilities	482,676	478,897

Noncurrent Liabilities
Long-term debt	1,304,039	900,000
Defined benefit pensions	98,722	86,968
Postretirement benefits other than pensions	59,789	45,592
Deferred income taxes	1,042,823	1,101,506
Other noncurrent liabilities	44,173	35,570

Total Noncurrent Liabilities	2,549,546	2,169,636

Shareholders’ Equity
Serial preferred shares — no par value:
Authorized — 3,000,000 shares; outstanding — none	—	—
Common shares — no par value:
Authorized — 150,000,000 shares; outstanding — 114,172,122 in 2011 and 119,119,152 in 2010 (net of 14,432,043 and 9,485,013 treasury shares, respectively), at stated value	28,543	29,780
Additional capital	4,396,592	4,575,127
Retained income	866,933	746,063
Amount due from ESOP Trust	(3,334)	(4,069)
Accumulated other comprehensive income (loss)	3,629	(20,581)

Total Shareholders’ Equity	5,292,363	5,326,320

	$8,324,585	$7,974,853

See notes to consolidated financial statements.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 39

Statements of Consolidated Cash Flows
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in thousands)	2011	2010	2009

Operating Activities
Net income	$479,482	$494,138	$265,953
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	112,226	108,225	79,450
Depreciation — restructuring	53,569	3,870	—
Amortization	73,844	73,657	38,823
Impairment charges	17,599	11,658	1,491
Share-based compensation expense	24,044	25,949	22,105
Other noncash restructuring charges	8,540	—	9,093
Loss (gain) on sale of assets — net	2,867	(7,831)	2,165
Deferred income tax (benefit) expense	(59,801)	(39,320)	25,525
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	(102,625)	31,521	(78,631)
Inventories	(204,159)	(46,160)	34,669
Other current assets	(45,649)	3,461	38,792
Accounts payable and accrued items	84,633	(34,620)	67,883
Defined benefit pension contributions	(16,779)	(4,436)	(34,665)
Income taxes	(66,187)	55,449	22,941
Other — net	29,958	37,917	(48,601)

Net Cash Provided by Operating Activities	391,562	713,478	446,993

Investing Activities
Businesses acquired, net of cash acquired	—	—	(77,335)
Additions to property, plant, and equipment	(180,080)	(136,983)	(108,907)
Proceeds from sale of businesses	—	19,554	—
Purchases of marketable securities	(75,637)	—	—
Sales and maturities of marketable securities	57,100	13,519	3,013
Proceeds from disposal of property, plant, and equipment	5,830	205	800
Other — net	(126)	(738)	5,448

Net Cash Used for Investing Activities	(192,913)	(104,443)	(176,981)

Financing Activities
Repayment of bank note payable	—	(350,000)	—
Repayments of long-term debt	(10,000)	(275,000)	—
Proceeds from long-term debt	400,000	—	400,000
Quarterly dividends paid	(194,024)	(166,224)	(110,668)
Special dividends paid	—	—	(274,208)
Purchase of treasury shares	(389,135)	(5,569)	(4,025)
Proceeds from stock option exercises	14,525	6,413	1,976
Other — net	8,215	1,832	(474)

Net Cash (Used for) Provided by Financing Activities	(170,419)	(788,548)	12,601
Effect of exchange rate changes on cash	8,045	6,390	2,539

Net increase (decrease) in cash and cash equivalents	36,275	(173,123)	285,152
Cash and cash equivalents at beginning of year	283,570	456,693	171,541

Cash and Cash Equivalents at End of Year	$319,845	$283,570	$456,693

( )	Denotes use of cash
See notes to consolidated financial statements.
40 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Statements of Consolidated Shareholders’ Equity
The J. M. Smucker Company

						Accumulated
	Common				Amount	Other	Total
(Dollars in thousands,	Shares	Common	Additional	Retained	Due from	Comprehensive	Shareholders’
except per share data)	Outstanding	Shares	Capital	Income	ESOP Trust	Income (Loss)	Equity

Balance at May 1, 2008	54,622,612	$13,656	$1,181,645	$567,419	$(5,479)	$42,612	$1,799,853
Net income				265,953			265,953
Foreign currency translation adjustment						(47,024)	(47,024)
Pensions and other postretirement liabilities						(43,479)	(43,479)
Unrealized loss on available-for-sale securities						(2,798)	(2,798)
Unrealized loss on cash flow hedging derivatives						(6,581)	(6,581)

Comprehensive Income							166,071
Purchase of treasury shares	(81,685)	(20)	(3,982)	(23)			(4,025)
Purchase business combination	63,166,532	15,792	3,350,561				3,366,353
Stock plans	714,664	178	17,344				17,522
Cash dividends declared — $6.31 per share				(408,845)			(408,845)
Tax benefit of stock plans			2,353				2,353
Other					649		649

Balance at April 30, 2009	118,422,123	29,606	4,547,921	424,504	(4,830)	(57,270)	4,939,931
Net income				494,138			494,138
Foreign currency translation adjustment						45,926	45,926
Pensions and other postretirement liabilities						(12,313)	(12,313)
Unrealized gain on available-for-sale securities						2,652	2,652
Unrealized gain on cash flow hedging derivatives						424	424

Comprehensive Income							530,827
Purchase of treasury shares	(122,483)	(31)	(5,383)	(155)			(5,569)
Stock plans	819,512	205	29,584				29,789
Cash dividends declared — $1.45 per share				(172,424)			(172,424)
Tax benefit of stock plans			3,005				3,005
Other					761		761

Balance at April 30, 2010	119,119,152	29,780	4,575,127	746,063	(4,069)	(20,581)	5,326,320
Net income				479,482			479,482
Foreign currency translation adjustment						24,773	24,773
Pensions and other postretirement liabilities						(5,928)	(5,928)
Unrealized gain on available-for-sale securities						1,359	1,359
Unrealized gain on cash flow hedging derivatives						4,006	4,006

Comprehensive Income							503,692
Purchase of treasury shares	(5,832,423)	(1,458)	(225,677)	(162,000)			(389,135)
Stock plans	885,393	221	39,832				40,053
Cash dividends declared — $1.68 per share				(196,612)			(196,612)
Tax benefit of stock plans			7,310				7,310
Other					735		735

Balance at April 30, 2011	114,172,122	$28,543	$4,396,592	$866,933	$(3,334)	$3,629	$5,292,363

See notes to consolidated financial statements.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 41

Notes to Consolidated Financial Statements
The J. M. Smucker Company
(Dollars in thousands, unless otherwise noted, except per share data)
NOTE A: ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned investments, if any. Intercompany transactions and accounts are eliminated in consolidation.
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.
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
Major Customer: Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 26 percent, 27 percent, and 24 percent of net sales in 2011, 2010, and 2009, respectively. These sales are primarily included in the three U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2011 and 2010, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $87,623 and $61,176, respectively.
Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.
Trade Marketing and Merchandising Programs: In order to support the Company’s products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represented approximately 26 percent of net sales in 2011, a possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.
Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $115,066, $130,583, and $77,363 in 2011, 2010, and 2009, respectively.
Research and Development Costs: Total research and development costs, including product formulation costs, were $20,981, $20,963, and $14,498 in 2011, 2010, and 2009, respectively.
Share-Based Payments: Share-based compensation expense is recognized over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service.
42 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table summarizes amounts related to share-based payments.

	April 30,
	2011	2010	2009

Share-based compensation expense included in selling, distribution, and administrative expenses	$19,896	$20,687	$14,043
Share-based compensation expense included in merger and integration costs	4,148	5,262	8,062
Share-based compensation expense included in other restructuring costs	290	—	—

Total share-based compensation expense	$24,334	$25,949	$22,105

Related income tax benefit	$8,064	$8,402	$7,261

As of April 30, 2011, total unrecognized share-based compensation cost related to nonvested share-based awards was approximately $33,703. The weighted-average period over which this amount is expected to be recognized is approximately three years.
Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as excess tax benefits, are presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. For 2011, 2010, and 2009, the actual tax deductible benefit realized from share-based compensation was $7,310, $3,005, and $2,353, including $6,990, $2,908, and $2,372, respectively, of excess tax benefits realized upon exercise or vesting of share-based compensation, and classified as other-net under financing activities in the Statements of Consolidated Cash Flows.
Income Taxes: The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the applicable tax rate is recognized in income or expense in the period that the change is effective. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A tax benefit is recognized when it is more likely than not to be sustained.
Cash and Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.
Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. The Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of factors. When aware that a specific customer has been impacted by circumstances such as bankruptcy filings or deterioration in the customer’s operating results or financial position, potentially making it unable to meet its financial obligations, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote. At April 30, 2011 and 2010, the allowance for doubtful accounts was $1,882 and $1,521, respectively. The net provision for the allowance for doubtful accounts increased $361 and $1,091 in 2011 and 2009, respectively, and decreased $480 in 2010. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company’s results other than as discussed in Major Customer.
Inventories: Inventories are stated at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out method.
The cost of finished products and work-in-process inventory includes materials, direct labor, and overhead. Work-in-process is included in finished products in the Consolidated Balance Sheets and was $77,594 and $49,214 at April 30, 2011 and 2010, respectively.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 43

Notes to Consolidated Financial Statements
The J. M. Smucker Company
Derivative Financial Instruments: The Company utilizes derivative instruments such as basis contracts, commodity futures and options contracts, foreign currency forwards and options, and an interest rate swap to manage exposures in commodity prices, foreign currency exchange rates, and interest rates. The Company accounts for these derivative instruments in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 815, Derivatives and Hedging. FASB ASC 815 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recognized in shareholders’ equity as a component of accumulated other comprehensive income (loss) to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. Hedge effectiveness is measured at inception and on a monthly basis. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. The Company’s interest rate swap is designated as a fair value hedge and is used to hedge against changes in the fair value of the underlying long-term debt. The interest rate swap is recognized at fair value in the Consolidated Balance Sheet at April 30, 2011, and changes in the fair value are recognized in the Statement of Consolidated Income for the year ended April 30, 2011. The change in the fair value of the interest rate swap is offset by the change in the fair value of the underlying long-term debt. By policy, the Company historically has not entered into derivative financial instruments for trading purposes or for speculation. For additional information, see Note M: Derivative Financial Instruments.
Property, Plant, and Equipment: Property, plant, and equipment is recognized at cost and is depreciated on a straight-line basis over the estimated useful life of the asset (3 to 20 years for machinery and equipment, 3 to 7 years for capitalized software costs, and 5 to 40 years for buildings, fixtures, and improvements).
The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2011, 2010, and 2009 totaled $57,572, $55,010, and $36,547, respectively. As of April 30, 2011, the Company’s minimum operating lease obligations are as follows: $26,110 in 2012, $21,887 in 2013, $18,956 in 2014, $14,121 in 2015, and $22,565 in 2016 and beyond.
Impairment of Long-Lived Assets: In accordance with FASB ASC 360, Property, Plant, and Equipment, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are recognized as held for sale at the lower of carrying value or estimated net realizable value.
Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with FASB ASC 350, Intangibles — Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and other indefinite-lived intangible assets as of February 1 of each year. A discounted cash flow valuation technique and a market-based approach are utilized to estimate the fair value of the Company’s reporting units. For annual impairment testing purposes, the Company’s reporting units are its operating segments. The discount rates utilized in the analysis are developed using a weighted-average cost of capital methodology. In addition to the annual test, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. For additional information, see Note G: Goodwill and Other Intangible Assets.
Marketable Securities and Other Investments: Under the Company’s investment policy, it may invest in debt securities deemed to be investment grade at the time of purchase for general corporate purposes. The Company determines the appropriate categorization of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for operations in the upcoming year, which is currently consistent with the security’s maturity date.
Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). The fair value of available-for-sale marketable securities was $18,600 and was included in other current assets at April 30, 2011. Approximately $57,100, $13,519, and $3,013 of proceeds have been realized upon maturity or sale of available-for-sale marketable securities in 2011, 2010, and 2009, respectively. The Company uses specific identification to determine the basis on which securities are sold.
The Company also maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. At April 30, 2011 and 2010, the fair value of these investments was $41,560 and $34,895, respectively, and was included in other noncurrent assets. Included in accumulated other comprehensive income (loss) at April 30, 2011 and 2010, were unrealized gains of $2,817 and $693, respectively.
44 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
Foreign Currency Translation: Assets and liabilities of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).
Recently Issued Accounting Standards: In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about fair value measurements including transfers in and out of different levels of the fair value hierarchy and a higher level of disaggregation for different types of financial instruments. These disclosure requirements were effective in the current fiscal year for the Company. In addition to these disclosure requirements, ASU 2010-06 requires information about purchases, sales, issuances, and settlements of Level 3 assets to be presented separately. These additional disclosure requirements will be effective May 1, 2011, for the Company.
In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 provides clarification about the application of existing fair value measurement and disclosure requirements and expands certain other disclosure requirements. This ASU will be effective February 1, 2012, for the Company.
Risks and Uncertainties: The raw materials used by the Company in each of its segments are primarily commodities and agricultural-based products. Glass, plastic, steel cans, caps, carton board, and corrugate are the principle packaging materials used by the Company. The fruit and vegetable raw materials used by the Company in the production of its food products are purchased from independent growers and suppliers. Green coffee, peanuts, edible oils, sweeteners, milk, flour, corn, and other ingredients are obtained from various suppliers. The availability, quality, and cost of many of these commodities have fluctuated, and may continue to fluctuate, over time. Green coffee is sourced solely from foreign countries and its supply and price are subject to high volatility due to factors such as weather, global supply and demand, pest damage, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources although the Company has elected to source certain plastic packaging materials from single sources of supply pursuant to long-term contracts. While availability may vary year to year, the Company believes that it will continue to be able to obtain adequate supplies and that alternatives to single-sourced materials are available. The Company has not historically encountered significant shortages of key raw materials. The Company considers its relationships with key material suppliers to be good.
Approximately 32 percent of the Company’s employees, located at 10 facilities, are covered by union contracts. The contracts vary in term depending on the location with three contracts expiring in 2012.
The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs.
Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.
NOTE B: SUBSEQUENT EVENT — ROWLAND COFFEE ACQUISITION
On May 16, 2011, the Company completed an acquisition of the coffee brands and business operations of Rowland Coffee Roasters, Inc. (“Rowland Coffee”), a privately-held company headquartered in Miami, Florida, for $360.0 million. The Company utilized cash on hand and borrowed $180.0 million under its revolving credit facility.
Rowland Coffee is a leading producer of espresso coffee in the U.S., generating total net sales in excess of $110.0 million in calendar 2010. The acquisition strengthens and broadens the Company’s leadership in the U.S. retail coffee category by adding the leading Hispanic brands, Café Bustelo and Café Pilon, to the Smucker family of brands.
The purchase price allocation is in the preliminary stages of the valuation process. The purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company will determine the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. To the extent the purchase price exceeds the estimated fair value of the net identifiable tangible and intangible assets acquired, such excess will be allocated to goodwill.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 45

Notes to Consolidated Financial Statements
The J. M. Smucker Company
NOTE C: FOLGERS MERGER
On November 6, 2008, the Company merged The Folgers Coffee Company (“Folgers”), previously a subsidiary of The Procter & Gamble Company (“P&G”), with a wholly-owned subsidiary of the Company. Under the terms of the agreement, P&G distributed the Folgers common shares to electing P&G shareholders in a tax-free transaction, which was immediately followed by the conversion of Folgers common stock into Company common shares. As a result of the merger, Folgers became a wholly-owned subsidiary of the Company. In the merger, P&G shareholders received approximately 63.2 million common shares of the Company valued at approximately $3,366.4 million. The aggregate purchase price was approximately $3,735.8 million. The transaction with Folgers, a leading producer of retail packaged coffee products in the U.S., is consistent with the Company’s strategy to own and market number one brands in North America.
The Folgers purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the merger. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired and the excess was allocated to goodwill. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the transaction date.

Assets acquired:
Current assets	$300,781
Property, plant, and equipment	316,851
Intangible assets	2,515,000
Goodwill	1,643,636
Other noncurrent assets	4,278

Total assets acquired	$4,780,546

Liabilities assumed:
Current liabilities	$85,795
Deferred tax liabilities	955,235
Other noncurrent liabilities	3,750

Total liabilities assumed	$1,044,780

Net assets acquired	$3,735,766

Folgers goodwill of $1,643.6 million was assigned to the U.S. Retail Coffee Market and Special Markets segments. Of the total goodwill, $1,634.3 million is not deductible for tax purposes.
The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:
Customer and contractual relationships (20-year weighted-average useful life)	$1,089,000
Technology (14-year weighted-average useful life)	133,000
Intangible assets with indefinite lives	1,293,000

Total intangible assets	$2,515,000

46 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The results of operations of the Folgers business are included in the Company’s consolidated financial statements from the date of the transaction. Had the transaction occurred on May 1, 2008, unaudited, pro forma consolidated results for the year ended April 30, 2009, would have been as follows:

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
NOTE D: RESTRUCTURING
During 2010, the Company announced its plan to restructure certain operations as part of its ongoing efforts to enhance the long-term strength and profitability of its leading brands. The initiative is a long-term investment to optimize production capacity and lower the overall cost structure and includes capital investments for a new state-of-the-art food manufacturing facility in Orrville, Ohio, and consolidation of coffee production in New Orleans, Louisiana. The Company expects to incur restructuring costs of approximately $190.0 million related to this plan.
In 2011, the Company expanded its restructuring plan and committed to an initiative to improve the overall cost structure of its Canadian pickle and condiments operations by transitioning production to third-party manufacturers in the U.S. The Company expects to incur additional restructuring costs of approximately $45.0 million related to this initiative.
The Company expects total restructuring costs of approximately $235.0 million, of which $107.7 million has been incurred through April 30, 2011. The balance of the costs is anticipated to be recognized over the next three fiscal years.
Upon completion, the restructuring will result in a reduction of approximately 850 full-time positions and the closing of six of the Company’s facilities — Memphis, Tennessee; Ste. Marie, Quebec; Sherman, Texas; Kansas City, Missouri; Dunnville, Ontario; and Delhi Township, Ontario. The Sherman facility closed in April 2011.
The following table summarizes the restructuring activity, including the reserves established and the total amount expected to be incurred.

			Site Preparation
	Long-Lived	Employee	and Equipment	Production
	Asset Charges	Separation	Relocation	Start-up	Other Costs	Total

Total expected restructuring charge	$118,000	$60,000	$23,500	$23,000	$10,500	$235,000

Balance at May 1, 2009	$—	$—	$—	$—	$—	$—
Charge to expense	3,870	1,139	407	16	279	5,711
Cash payments	—	(50)	(407)	(16)	(279)	(752)
Noncash utilization	(3,870)	—	—	—	—	(3,870)

Balance at April 30, 2010	$—	$1,089	$—	$—	$—	$1,089
Charge to expense	53,569	36,010	6,192	5,194	992	101,957
Cash payments	—	(18,361)	(6,192)	(5,194)	(992)	(30,739)
Noncash utilization	(53,569)	(8,540)	—	—	—	(62,109)

Balance at April 30, 2011	$—	$10,198	$—	$—	$—	$10,198

Remaining expected restructuring charge	$60,561	$22,851	$16,901	$17,790	$9,229	$127,332

THE J. M . SMUCKER COMPANY 2011 ANNUAL REPORT 47

Notes to Consolidated Financial Statements
The J. M. Smucker Company
Total restructuring charges of $102.0 million and $5.7 million in 2011 and 2010, respectively, were reported in the Statements of Consolidated Income. Of the total restructuring charges, $54.1 million and $3.9 million were reported in cost of products sold in 2011 and 2010, respectively, while the remaining charges were reported in other restructuring costs. The restructuring costs classified as cost of products sold primarily include long-lived asset charges for accelerated depreciation related to property, plant, and equipment that will be used at the affected production facilities until they are closed or sold.
Expected employee separation costs include severance, retention bonuses, and pension costs. Severance costs and retention bonuses are being recognized over the estimated future service period of the affected employees. The obligation related to employee separation costs is included in other current liabilities in the Consolidated Balance Sheets. For additional information on the impact of the restructuring plan on defined benefit pension and other postretirement benefit plans, see Note H: Pensions and Other Postretirement Benefits.
Other costs include professional fees, costs related to closing the facilities, and miscellaneous expenditures associated with the Company’s restructuring initiative and are expensed as incurred.
The Company incurred total restructuring costs of approximately $10.2 million in 2009, related to a separate restructuring program completed in 2009, consisting primarily of a $9.1 million noncash defined benefit pension settlement charge.
NOTE E: REPORTABLE SEGMENTS
The Company operates in one industry: the manufacturing and marketing of food products. The Company has four reportable segments: U.S. Retail Coffee Market, U.S. Retail Consumer Market, U.S. Retail Oils and Baking Market, and Special Markets. The U.S. Retail Coffee Market segment represents the domestic sales of Folgers, Dunkin’ Donuts, and Millstone branded coffee to retail customers; the U.S. Retail Consumer Market segment primarily includes domestic sales of Smucker’s, Jif, and Hungry Jack branded products; the U.S. Retail Oils and Baking Market segment includes domestic sales of Crisco, Pillsbury, Eagle Brand, and Martha White branded products; and the Special Markets segment is comprised of the Canada, foodservice, natural foods, and international strategic business areas. Special Markets segment products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, schools and universities, health care operators), and health and natural foods stores and distributors.
While the Company’s four reportable segments remain the same for 2011, the calculation of segment profit was modified at the beginning of 2011 to include intangible asset amortization and impairment charges related to segment assets, along with certain other items in each of the segments. These items were previously considered corporate expenses and were not allocated to the segments. This change more accurately aligns the segment financial results with the responsibilities of segment management, most notably in the area of intangible assets. Segment profit for 2010 and 2009 has been presented to be consistent with the current methodology.
48 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table sets forth reportable segment and geographical information.

	Year Ended April 30,
	2011	2010	2009

Net sales:
U.S. Retail Coffee Market	$1,930,869	$1,700,458	$855,571
U.S. Retail Consumer Market	1,091,595	1,125,280	1,103,264
U.S. Retail Oils and Baking Market	888,008	905,719	995,474
Special Markets	915,271	873,832	803,624

Total net sales	$4,825,743	$4,605,289	$3,757,933

Segment profit:
U.S. Retail Coffee Market	$536,133	$484,006	$211,113
U.S. Retail Consumer Market	294,970	285,223	249,439
U.S. Retail Oils and Baking Market	116,624	127,954	116,946
Special Markets	154,441	134,948	105,028

Total segment profit	$1,102,168	$1,032,131	$682,526

Interest income	2,512	2,793	6,993
Interest expense	(69,594)	(65,187)	(62,478)
Share-based compensation expense	(19,896)	(20,687)	(14,043)
Merger and integration costs	(11,194)	(33,692)	(72,666)
Cost of products sold — restructuring	(54,089)	(3,870)	—
Other restructuring costs	(47,868)	(1,841)	(10,229)
Corporate administrative expenses	(184,849)	(181,132)	(133,313)
Other (expense) income — net	(26)	2,238	(725)

Income before income taxes	$717,164	$730,753	$396,065

Net sales:
Domestic	$4,358,091	$4,167,042	$3,353,362
International:
Canada	$409,710	$385,870	$356,300
All other international	57,942	52,377	48,271

Total international	$467,652	$438,247	$404,571

Total net sales	$4,825,743	$4,605,289	$3,757,933

Assets:
Domestic	$7,912,311	$7,591,931	$7,670,192
International:
Canada	$406,576	$376,788	$514,993
All other international	5,698	6,134	6,976

Total international	$412,274	$382,922	$521,969

Total assets	$8,324,585	$7,974,853	$8,192,161

Long-lived assets:
Domestic	$6,502,749	$6,543,440	$6,406,085
International:
Canada	$184,624	$207,517	$386,948
All other international	213	266	237

Total international	$184,837	$207,783	$387,185

Total long-lived assets	$6,687,586	$6,751,223	$6,793,270

Segment profit represents revenue less direct and allocable operating expenses.
THE J.M. SMUCKE RCOMPANY 2011 ANNUAL REPORT 49

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table presents product sales information.

		Year Ended April 30,

	2011	2010	2009

Coffee	44%	40%	25%
Peanut butter	12	12	14
Fruit spreads	8	8	9
Shortening and oils	7	8	11
Baking mixes and frostings	6	6	8
Canned milk	5	5	7
Flour and baking ingredients	5	5	7
Portion control	3	3	4
Juices and beverages	3	3	3
Uncrustables frozen sandwiches	2	3	3
Toppings and syrups	2	2	3
Other	3	5	6

Total product sales	100%	100%	100%

As a result of the Company’s organizational changes and realignment of management responsibilities effective May 1, 2011, the Company’s reportable segments will change in 2012. All historical information will be retroactively conformed to the new presentation.
NOTE F: EARNINGS PER SHARE
In 2010, the Company adopted the two-class method of computing earnings per share as required by FASB ASC 260, Earnings Per Share. FASB ASC 260 provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and are to be included in the computation of earnings per share under the two-class method described in FASB ASC 260. The Company’s unvested restricted shares contain rights to receive nonforfeitable dividends and are participating securities. All presented prior period earnings per share data has been adjusted to retrospectively reflect the application of the two-class method. The conversion to the two-class method resulted in a reduction of net income per common share and net income per common share — assuming dilution for the year ended April 30, 2009, of $0.03 and $0.01 per share, respectively.
The following table sets forth the computation of net income per common share and net income per common share — assuming dilution.

	Year Ended April 30,

	2011	2010	2009

Computation of net income per share:
Net income	$479,482	$494,138	$265,953
Net income allocated to participating securities	4,692	4,321	1,944

Net income allocated to common stockholders	$474,790	$489,817	$264,009

Weighted-average common shares outstanding	117,009,362	117,911,160	84,823,849

Net income per common share	$4.06	$4.15	$3.11

Computation of net income per share — assuming dilution:
Net income	$479,482	$494,138	$265,953
Net income allocated to participating securities	4,690	4,318	1,947

Net income allocated to common stockholders	$474,792	$489,820	$264,006

Weighted-average common shares outstanding	117,009,362	117,911,160	84,823,849
Dilutive effect of stock options	110,335	130,011	98,938

Weighted-average common shares outstanding — assuming dilution	117,119,697	118,041,171	84,922,787

Net income per common share — assuming dilution	$4.05	$4.15	$3.11

50 THE J. M. SMUCK ERCOMPANY      2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table reconciles the weighted-average common shares used in the basic and diluted earnings per share disclosures to the total weighted-average shares outstanding.

	Year Ended April 30,

	2011	2010	2009

Weighted-average common shares outstanding	117,009,362	117,911,160	84,823,849
Weighted-average participating shares outstanding	1,156,389	1,040,274	624,743

Weighted-average shares outstanding	118,165,751	118,951,434	85,448,592
Dilutive effect of stock options	110,335	130,011	98,938

Weighted-average shares outstanding — assuming dilution	118,276,086	119,081,445	85,547,530

NOTE G: GOODWILL AND OTHER INTANGIBLE ASSETS
A summary of changes in the Company’s goodwill during the years ended April 30, 2011 and 2010, by reportable segment is as follows:

		U.S. Retail	U.S. Retail
	U.S. Retail	Consumer	Oils and	Special
	Coffee Market	Market	Baking Market	Markets	Total

Balance at May 1, 2009	$1,629,873	$569,683	$460,840	$130,995	$2,791,391
Acquisitions	5,540	289	—	265	6,094
Foreign currency translation adjustments	—	2,301	1,282	6,662	10,245

Balance at April 30, 2010	$1,635,413	$572,273	$462,122	$137,922	$2,807,730
Foreign currency translation adjustments	(47)	1,138	634	3,291	5,016

Balance at April 30, 2011	$1,635,366	$573,411	$462,756	$141,213	$2,812,746

The Company’s other intangible assets and related accumulated amortization and impairment charges are as follows:

		April 30, 2011			April 30, 2010

		Accumulated			Accumulated
		Amortization/			Amortization/
	Acquisition	Impairment		Acquisition	Impairment
	Cost	Charges	Net	Cost	Charges	Net

Finite-lived intangible assets subject to amortization:
Customer and contractual relationships	$1,180,000	$168,125	$1,011,875	$1,180,000	$95,722	$1,084,278
Patents and technology	134,970	25,980	108,990	134,970	15,874	119,096
Trademarks	35,153	6,652	28,501	29,222	3,491	25,731

Total intangible assets subject to amortization	$1,350,123	$200,757	$1,149,366	$1,344,192	$115,087	$1,229,105

Indefinite-lived intangible assets not subject to amortization:
Trademarks	$1,799,862	$9,218	$1,790,644	$1,805,793	$8,383	$1,797,410

Total other intangible assets	$3,149,985	$209,975	$2,940,010	$3,149,985	$123,470	$3,026,515

Amortization expense for finite-lived intangible assets was $73,438, $72,417, and $38,094 in 2011, 2010, and 2009, respectively. The weighted-average useful life of the finite-lived intangible assets is 19 years. Based on the amount of intangible assets subject to amortization at April 30, 2011, the estimated amortization expense for each of the succeeding five years is approximately $73,000.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 51

Notes to Consolidated Financial Statements
The J. M. Smucker Company
Pursuant to FASB ASC 350, the Company is required to review goodwill and other indefinite-lived intangible assets at least annually for impairment. The annual impairment review was performed as of February 1, 2011. Goodwill impairment is tested at the reporting unit level which is the Company’s operating segments. Impairment of $17,599, $11,658, and $1,491 was recognized related to certain intangible assets in 2011, 2010, and 2009, respectively.
The majority of the impairment recognized in 2011 was recognized in the third quarter when the Company became aware of a significant future reduction in its Europe’s Best frozen vegetable business with a customer in Canada. This was subsequent to declines in net sales and profit margins of the frozen fruit and vegetable business during 2011. The Company determined that these events constituted a potential indicator of impairment of the Europe’s Best indefinite-lived and finite-lived intangible assets recognized in its Special Markets segment under FASB ASC 350 and FASB ASC 360, respectively.
The Company determined the estimated fair value of the Europe’s Best indefinite-lived trademark based on an analysis of the projected cash flows for the brand, discounted at a rate developed using a risk-adjusted, weighted-average cost of capital methodology. As a result, an impairment charge of $3,621 was recognized in 2011 to reduce this trademark to its estimated fair value. During 2010, an impairment charge of $7,282 was recognized related to the Europe’s Best trademark after the Company became aware of a significant reduction in the frozen fruit business.
The Company determined that the carrying value of the finite-lived customer relationship intangible asset associated with the Europe’s Best business was not recoverable based on the undiscounted projected net cash flows expected to be generated from the asset. The estimated fair value of the customer relationship was then calculated based on a discounted cash flow model which utilized a forecast of future revenues and expenses related to the intangible asset. As a result, an impairment charge of $13,534 was recognized in 2011 to reduce the carrying value of the customer relationship to its estimated fair value. No additional impairment was recognized related to Europe’s Best as a result of the February 1, 2011, impairment test, and no further indicators of potential impairment have been identified subsequent to that date.
NOTE H: PENSIONS AND OTHER POSTRETIREMENT BENEFITS
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
Upon completion of the restructuring activity discussed in Note D: Restructuring, approximately 850 full-time positions will be reduced. The Company has included the estimated impact of the planned reductions in measuring the U.S. and Canadian benefit obligation of the pension plans and other postretirement plans at April 30, 2011. As a result, the benefit obligation of the pension plans and other postretirement plans increased by approximately $10,500 and $4,200, respectively. Included in the following tables are charges recognized for termination benefits and curtailment as a result of the restructuring plan. In 2012, the Company expects to recognize additional expense of approximately $1,800 related to a reduction in the expected remaining future service lifetime of certain participants in the Canadian plans. These costs are being recognized over the estimated future service period of the affected participants.
52 THE J. M . SMUCKER COMPANY 2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table summarizes the components of net periodic benefit cost and the change in accumulated other comprehensive income (loss) related to the defined benefit pension and other postretirement plans.

	Defined Benefit Pension Plans			Other Postretirement Benefits

Year Ended April 30,	2011	2010	2009	2011	2010	2009

Service cost	$7,504	$5,755	$5,871	$1,620	$1,525	$1,892
Interest cost	25,491	24,788	26,263	2,775	2,607	2,540
Expected return on plan assets	(26,848)	(22,894)	(29,905)	—	—	—
Amortization of prior service cost (credit)	1,146	1,362	1,295	(489)	(489)	(489)
Amortization of net actuarial loss (gain)	10,294	6,291	1,360	(536)	(1,043)	(730)
Settlement loss	—	—	9,908	—	—	—
Curtailment	4,095	—	—	—	—	—
Termination benefit cost	8,395	—	—	2,413	—	—

Net periodic benefit cost	$30,077	$15,302	$14,792	$5,783	$2,600	$3,213

Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive income (loss) before income taxes:
Prior service cost arising during the year	$(359)	$(1,334)	$—	$(925)	$—	$—
Net actuarial (loss) gain arising during the year	(13,533)	(13,713)	(74,195)	(7,769)	(3,248)	4,645
Amortization of prior service cost (credit)	1,146	1,362	1,295	(489)	(489)	(489)
Amortization of net actuarial loss (gain)	10,294	6,291	1,360	(536)	(1,043)	(730)
Curtailment	4,095	—	—	—	—	—
Foreign currency translation	(2,032)	(5,932)	2,517	104	173	(231)
Other adjustments	—	(71)	—	—	—	—

Net change for year	$(389)	$(13,397)	$(69,023)	$(9,615)	$(4,607)	$3,195

Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	5.80%	7.40%	6.60%	5.80%	7.40%	6.60%
Expected return on plan assets	7.50	7.75	7.75	—	—	—
Rate of compensation increase	4.15	3.79	3.84	—	—	—
Canadian plans:
Discount rate	5.30%	5.40%	6.10%	5.30%	5.40%	6.10%
Expected return on plan assets	7.08	7.33	7.25	—	—	—
Rate of compensation increase	4.00	4.00	4.00	—	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans and other postretirement benefits’ assets and benefit obligations.
THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 53

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2011	2010	2011	2010

Change in benefit obligation:
Benefit obligation at beginning of the year	$450,728	$362,720	$45,592	$38,182
Service cost	7,504	5,755	1,620	1,525
Interest cost	25,491	24,788	2,775	2,607
Amendments	359	1,334	925	—
Actuarial loss	30,276	64,423	7,769	3,248
Participant contributions	498	410	1,077	988
Benefits paid	(30,502)	(25,296)	(3,674)	(2,577)
Foreign currency translation adjustments	8,446	16,594	1,270	1,602
Curtailment	2,151	—	—	—
Termination benefit cost	8,395	—	2,413	—
Other adjustments	—	—	22	17

Benefit obligation at end of the year	$503,346	$450,728	$59,789	$45,592

Change in plan assets:
Fair value of plan assets at beginning of the year	$367,322	$300,482	$—	$—
Actual return on plan assets	45,743	73,604	—	—
Company contributions	16,779	4,436	2,576	1,572
Participant contributions	498	410	1,077	988
Benefits paid	(30,502)	(25,296)	(3,674)	(2,577)
Foreign currency translation adjustments	7,760	13,756	—	—
Other adjustments	—	(70)	21	17

Fair value of plan assets at end of the year	$407,600	$367,322	$—	$—

Funded status of the plans	$(95,746)	$(83,406)	$(59,789)	$(45,592)

Other noncurrent assets	$2,976	$3,562	$—	$—
Defined benefit pensions	(98,722)	(86,968)	—	—
Postretirement benefits other than pensions	—	—	(59,789)	(45,592)

Net benefit liability	$(95,746)	$(83,406)	$(59,789)	$(45,592)

The following table summarizes amounts recognized in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets, before income taxes.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2011	2010	2011	2010

Net actuarial (loss) gain	$(134,306)	$(131,489)	$6,683	$14,885
Prior service (cost) credit	(4,809)	(7,237)	2,129	3,542

Total recognized in accumulated other comprehensive income (loss)	$(139,115)	$(138,726)	$8,812	$18,427

During 2012, the Company expects to recognize amortization of net actuarial losses and prior service cost of $8,973 and $746, respectively, in net periodic benefit cost.
54 THE J. M. SMUCKER COMPANY      2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2011	2010	2011	2010

Weighted-average assumptions used in determining benefit obligation:
U.S. plans:
Discount rate	5.50%	5.80%	5.50%	5.80%
Rate of compensation increase	4.14	4.13	—	—
Canadian plans:
Discount rate	5.00%	5.30%	5.00%	5.30%
Rate of compensation increase	4.00	4.00	—	—
For 2012, the assumed health care trend rates are 8.5 percent and 7.0 percent for the U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to 5.0 percent in 2019 and 4.5 percent in 2017 for the U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.
A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2011:

	One-Percentage Point
	Increase	Decrease

Effect on total service and interest cost components	$193	$(138)
Effect on benefit obligation	2,792	(2,455)

The following table sets forth selective information pertaining to the Company’s Canadian pension and other postretirement benefit plans.

	Defined Benefit Pension Plans		Other Postretirement Benefits
Year Ended April 30,	2011	2010	2011	2010

Benefit obligation at end of the year	$123,600	$112,672	$12,898	$11,586
Fair value of plan assets at end of the year	113,814	99,103	—	—

Funded status of the plans	$(9,786)	$(13,569)	$(12,898)	$(11,586)

Service cost	$1,470	$1,112	$34	$62
Interest cost	5,713	5,491	596	632
Expected return on plan assets	(6,912)	(5,988)	—	—
Curtailment	185	—	—	—
Termination benefit cost	933	—	—	—
Company contributions	4,629	1,698	771	665
Participant contributions	498	410	—	—
Benefits paid	(8,595)	(8,238)	(771)	(665)
Actual return on plan assets	10,419	15,649	—	—
Net periodic benefit cost	6,231	2,746	590	694
Amortization of net actuarial loss (gain)	4,836	2,116	(39)	—
THE J. M. SMUCKER COMPANY      2011 ANNUAL REPORT 55

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table sets forth additional information related to the Company’s defined benefit pension plans.

	April 30,
	2011	2010

Accumulated benefit obligation for all pension plans	$468,604	$422,166
Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	436,329	290,762
Fair value of plan assets	371,895	225,244
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	473,555	423,270
Fair value of plan assets	374,741	336,454
The Company employs a total return on investment approach for the defined benefit pension plans’ assets. A mix of equity, fixed-income, and alternative investments is used to maximize the long-term rate of return on assets for the level of risk. In determining the expected long-term rate of return on the defined benefit pension plans’ assets, management considers the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies.
The following table summarizes the fair value of the major asset classes for the U.S. and Canadian defined benefit pension plans and the levels within the fair value hierarchy in which the fair value measurements fall.

	Quoted Prices in	Significant	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Fair Value at	Fair Value at
	(Level 1)	(Level 2)	(Level 3)	April 30, 2011	April 30, 2010

Cash and cash equivalents(A)	$6,006	$—	$—	$6,006	$5,048
Equity securities:
U.S.(B)	82,457	18,930	4,777	106,164	96,405
International(C)	40,189	41,808	—	81,997	72,786
Fixed-income securities:
Bonds(D)	65,126	17,610	—	82,736	86,852
Fixed income(E)	45,515	34,544	—	80,059	63,843
Other types of investments:
Hedge funds(F)	—	—	37,451	37,451	33,163
Private equity funds(G)	—	—	13,187	13,187	9,225

Total financial assets measured at fair value	$239,293	$112,892	$55,415	$407,600	$367,322

(A)	This category includes money market holdings classified as Level 1 and valued at fair value.

(B)	This category is invested primarily in a portfolio of common stocks included in the Russell 1000 Index and traded on active exchanges. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of equity securities traded on active exchanges. The Level 3 assets are valued at approximate fair value.

(C)	This category is invested primarily in common stocks and other equity securities traded on active exchanges whose issuers are located outside of the U.S. The fund invests primarily in developed countries, but may also invest in emerging markets. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of equity securities traded on active exchanges.

(D)	This category seeks to duplicate the return characteristics of high-quality corporate bonds with a duration range of 10 to 13 years. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of bonds traded on active exchanges.

(E)	This category is comprised of a core fixed-income fund that invests at least 80 percent of its assets in investment-grade U.S. corporate and government fixed-income securities, including mortgage-backed securities. The Level 1 assets are valued using quoted market prices. The Level 2 assets are funds that consist of fixed-income securities traded on active exchanges.

(F)	This category is comprised of two hedge funds. The funds are classified as Level 3 assets and valued using significant unobservable inputs including the funds’ own assumptions. One of the funds has a one-year lock up which has expired and quarterly liquidity with 65 days notice. The second fund has a two-year lock up on initial and subsequent purchases expiring on December 31, 2011.

(G)	This category is comprised of private equity funds consisting of primary limited partnership interests in corporate finance and venture capital funds. The funds are classified as Level 3 and valued using significant unobservable inputs including the funds’ own assumptions. The funds are not liquid and distributions began in calendar 2010.
56 THE J. M. SMUCKER COMPANY      2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table presents a rollforward of activity for Level 3 assets between May 1, 2010 and April 30, 2011.

	U.S. Equity	Hedge	Private
	Securities	Funds	Equity Funds	Total

Balance at May 1, 2010	$2,391	$33,163	$9,225	$44,779
Actual return on plan assets still held at reporting date	698	1,988	1,750	4,436
Purchases	1,688	2,300	2,212	6,200

Balance at April 30, 2011	$4,777	$37,451	$13,187	$55,415

The Company’s current investment policy is to have approximately 42 percent of assets invested in equity securities, 39 percent in fixed-income securities, and 19 percent in cash and other investments. Included in equity securities were 317,552 of the Company’s common shares at April 30, 2011 and 2010. The market value of these shares was $23,839 at April 30, 2011. The Company paid dividends of $521 on these shares during 2011.
The Company expects to contribute approximately $20 million to the defined benefit pension plans in 2012. The Company expects to make the following benefit payments for the defined benefit pension and other postretirement benefit plans: $36 million in 2012, $34 million in each of the years 2013 through 2016, and $185 million in 2017 through 2021.
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
ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest expense incurred on ESOP debt was $127, $115, and $261 in 2011, 2010, and 2009, respectively. A contribution to the plan, representing compensation expense, is made annually in the amount sufficient to fund ESOP debt repayment and was $614 in 2009. Due to the payment by the Company of a $5.00 per share one-time special dividend in 2009, no contribution was necessary in 2011 or 2010 to fund ESOP debt repayment. Dividends on unallocated shares are used to reduce expense and were $262, $281, and $1,461 in 2011, 2010, and 2009, respectively. The principal payments received from the ESOP in 2011, 2010, and 2009 were $735, $761, and $649, respectively.
Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained income by the Company.
As permitted by FASB ASC 718, Compensation — Retirement Benefits, the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2011, the ESOP held 155,986 unallocated and 856,318 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.
Defined Contribution Plans: The Company offers employee savings plans for domestic and Canadian employees. The Company’s contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2011, 2010, and 2009 were $16,440, $15,625, and $10,900, respectively.
NOTE J: SHARE–BASED PAYMENTS
The Company provides for equity-based incentives to be awarded to key employees and non-employee directors. Currently, these incentives consist of restricted shares, restricted stock units, deferred shares, deferred stock units, performance units, and stock options. These awards are administered primarily through the 2010 Equity and Incentive Compensation Plan approved by the Company’s shareholders in August 2010. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, restricted stock units (which may also be referred to as deferred stock units), performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to the Company’s and its subsidiaries’ non-employee directors, consultants, officers, and other employees. Deferred stock units granted to non-employee directors vest immediately. At April 30, 2011, there were 7,600,347 shares available for future issuance under this plan. As a result of this plan becoming effective in November 2010, no further awards will be made under the previously existing equity compensation plans.
THE J. M. SMUCKER COMPANY      2011 ANNUAL REPORT 57

Notes to Consolidated Financial Statements
The J. M. Smucker Company
Under the 2010 Equity and Incentive Compensation Plan, the Company has the option to settle share-based awards by issuing common shares from treasury, issuing new Company common shares, or issuing a combination of common shares from treasury and new Company common shares.
Stock Options: The following table is a summary of the Company’s stock option activity and related information.

		Weighted-Average
	Options	Exercise Price

Outstanding at May 1, 2010	711,987	$41.06
Exercised	(515,062)	41.01

Outstanding and exercisable at April 30, 2011	196,925	$41.18

At April 30, 2011, the weighted-average remaining contractual term for stock options outstanding and exercisable was approximately 2.6 years and the aggregate intrinsic value of these stock options was approximately $6,673.
The total intrinsic value of options exercised during 2011, 2010, and 2009 was approximately $13,355, $5,876, and $2,871, respectively.
Other Equity Awards: The following table is a summary of the Company’s restricted shares, deferred shares, deferred stock units, and performance units.

	Restricted/
	Deferred	Weighted-
	Shares and	Average		Weighted-
	Deferred	Grant Date	Performance	Average
	Stock Units	Fair Value	Units	Fair Value

Outstanding at May 1, 2010	1,078,722	$44.74	190,010	$57.37
Granted	303,863	58.32	125,360	77.53
Converted	190,010	57.37	(190,010)	57.37
Vested	(373,522)	47.33	—	—
Forfeited	(41,807)	49.08	—	—

Outstanding at April 30, 2011	1,157,266	$49.39	125,360	$77.53

The total fair value of equity awards other than stock options vesting in 2011, 2010, and 2009 was approximately $17,680, $16,273, and $11,117, respectively. The weighted-average grant date fair value of restricted shares, deferred shares, deferred stock units, and performance units is the average of the high and the low share price on the date of grant. The following table summarizes the weighted-average grant date fair values of the equity awards granted in 2011, 2010, and 2009.

	Restricted/
	Deferred	Weighted-		Weighted-
	Shares and	Average		Average
	Deferred	Grant Date	Performance	Grant Date
	Stock Units	Fair Value	Units	Fair Value

2011	303,863	$58.32	125,360	$77.53
2010	504,580	44.63	190,010	57.37
2009	570,359	42.29	114,440	43.44
The performance units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance units earned during the year. Restricted stock generally vests four years from the date of grant or upon the attainment of a defined age and years of service.
58	THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
NOTE K: DEBT AND FINANCING ARRANGEMENTS
Long-term debt consists of the following:

	April 30,
	2011	2010
7.94% Series C Senior Notes due September 1, 2010	$—	$10,000
4.78% Senior Notes due June 1, 2014	100,000	100,000
6.12% Senior Notes due November 1, 2015	24,000	24,000
6.63% Senior Notes due November 1, 2018	380,039	376,000
5.55% Senior Notes due April 1, 2022	400,000	400,000
4.50% Senior Notes due June 1, 2025	400,000	—

Total long-term debt	$1,304,039	$910,000
Current portion of long-term debt	—	10,000

Total long-term debt, less current portion	$1,304,039	$900,000

On June 15, 2010, the Company issued $400.0 million of 4.50 percent Senior Notes with a final maturity on June 1, 2025. The Senior Notes have a 12-year average maturity. Proceeds from the Senior Notes issuance were used for general corporate purposes. On September 1, 2010, the Company repaid the $10.0 million of 7.94 percent Series C Senior Notes utilizing cash on hand.
In the fourth quarter of 2011, the Company entered into an interest rate swap on the 6.63 percent Senior Notes due November 1, 2018. The notional amount was $376.0 million, converting the Senior Notes from a fixed to a variable-rate basis until maturity. The interest rate swap was designated as a fair value hedge of the underlying debt obligation. The fair value adjustment of the interest rate swap at April 30, 2011, was $4.0 million and was recorded as an increase in the long-term debt balance. For additional information, see Note M: Derivative Financial Instruments.
All of the Company’s Senior Notes are unsecured and interest is paid semiannually. Scheduled payments are required on the 5.55 percent Senior Notes, the first of which is $50.0 million on April 1, 2013, and on the 4.50 percent Senior Notes, the first of which is $100.0 million on June 1, 2020.
Interest paid totaled $62,075, $76,461, and $52,918 in 2011, 2010, and 2009, respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the 6.60 percent Senior Notes prior to maturity, amortization of debt issuance costs, and interest capitalized.
On January 31, 2011, the Company’s $180.0 million revolving credit facility matured and the Company entered into an amended and restated credit agreement with a group of six banks. The credit facility, which amends and restates in its entirety the $400.0 million credit agreement dated as of October 29, 2009, provides for an unsecured revolving credit line of $600.0 million and matures January 31, 2016. The Company’s borrowings under the credit facility will bear interest based on prevailing U.S. Prime Rate, Canadian Base Rate, London Interbank Offered Rate, or Canadian Dealer Offered Rate, as determined by the Company. Interest is payable either on a quarterly basis or at the end of the borrowing term. At April 30, 2011, the Company did not have a balance outstanding under the revolving credit facility. Subsequent to year end, the Company borrowed $240.0 million under its revolving credit facility for general corporate purposes, including the Rowland Coffee acquisition. For additional information, see Note B: Subsequent Event — Rowland Coffee Acquisition. At April 30, 2011, the Company had standby letters of credit of approximately $7.1 million outstanding.
The Company’s debt instruments contain certain financial covenant restrictions including consolidated net worth, leverage ratios, and an interest coverage ratio. The Company is in compliance with all covenants.

THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 59

Notes to Consolidated Financial Statements
The J. M. Smucker Company
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
NOTE M: DERIVATIVE FINANCIAL INSTRUMENTS
The Company is exposed to market risks, such as changes in commodity prices, foreign currency exchange rates, and interest rates. To manage the volatility relating to these exposures, the Company enters into various derivative transactions. By policy, the Company historically has not entered into derivative financial instruments for trading purposes or for speculation.
Commodity Price Management: The Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of green coffee, edible oils, flour, milk, corn, and corn sweetener. The Company also enters into commodity futures and options contracts to manage price risk for energy input costs, including natural gas and diesel fuel. The derivative instruments generally have maturities of less than one year.
Certain of the derivative instruments associated with the Company’s U.S. Retail Oils and Baking Market and U.S. Retail Coffee Market segments meet the hedge criteria according to FASB ASC 815 and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of accumulated other comprehensive income (loss) to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affects earnings. Cash flows related to qualifying hedges are classified consistently with the cash flows from the hedged item in the Statements of Consolidated Cash Flows. In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodity’s futures contracts are highly effective in hedging price risks associated with the commodity purchased. Hedge effectiveness is measured at inception and on a monthly basis.
The mark-to-market gains or losses on nonqualifying and ineffective portions of hedges are recognized in cost of products sold immediately.
Foreign Currency Exchange Rate Hedging: The Company utilizes foreign currency forwards and options contracts to manage the effect of foreign currency exchange fluctuations on future cash payments primarily related to purchases of certain raw materials, finished goods, and fixed assets. The contracts generally have maturities of less than one year. At the inception of the contract, the derivative is evaluated and documented for hedge accounting treatment. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of accumulated other comprehensive income (loss). These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings.
Interest Rate Hedging: The Company utilizes derivative instruments to manage changes in the fair value of its debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. The Company’s interest rate swap met the criteria to be designated as a fair value hedge. The Company receives a fixed rate and pays variable rates, hedging the underlying debt and the associated changes in the fair value of the debt. The interest rate swap is recognized at fair value in the Consolidated Balance Sheet at April 30, 2011, and changes in the fair value are recognized in interest expense. Gains and losses recognized in interest expense on the instrument have no net impact to earnings as the change in the fair value of the derivative is equal to the change in fair value of the underlying debt.
60 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table sets forth the fair value of derivative instruments as recognized in the Consolidated Balance Sheets at April 30, 2011 and 2010.

		April 30, 2011		April 30, 2010
	Other	Other	Other	Other	Other
	Current	Current	Noncurrent	Current	Current
	Assets	Liabilities	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments:
Commodity contracts	$3,408	$—	$—	$1,874	$9
Interest rate contract	5,423	—	1,384	—	—

Total derivatives designated as hedging instruments	$8,831	$—	$1,384	$1,874	$9

Derivatives not designated as hedging instruments:
Commodity contracts	$9,887	$5,432	$—	$2,414	$599
Foreign currency exchange contracts	317	3,204	—	—	830

Total derivatives not designated as hedging instruments	$10,204	$8,636	$—	$2,414	$1,429

Total derivative instruments	$19,035	$8,636	$1,384	$4,288	$1,438

The Company has elected to not offset fair value amounts recognized for commodity derivative instruments and its cash margin accounts executed with the same counterparty. The Company maintained cash margin accounts of $12,292 and $5,714 at April 30, 2011 and 2010, respectively, that are included in other current assets in the Consolidated Balance Sheets.
The following table presents information on gains recognized on derivatives designated as cash flow hedges, all of which hedge commodity price risk.

	Year Ended April 30,
	2011	2010
Gains recognized in other comprehensive income (effective portion)	$21,082	$6,029
Gains reclassized from accumulated other comprehensive income (loss) to cost of products sold (effective portion)	14,780	5,395
Change in accumulated other comprehensive income (loss)	$6,302	$634

Gains recognized in cost of products sold (ineffective portion)	$611	$200

Included as a component of accumulated other comprehensive income (loss) at April 30, 2011 and 2010, were deferred pre-tax gains of $9,430 and $3,128, respectively. The related tax impact recognized in accumulated other comprehensive income (loss) was $3,430 and $1,134 at April 30, 2011 and 2010, respectively. The entire amount of the deferred gain included in accumulated other comprehensive income (loss) at April 30, 2011, is expected to be recognized in earnings within one year as the related inventory is sold.
The following table presents the realized and unrealized losses recognized in cost of products sold on derivatives not designated as qualified hedging instruments.

	Year Ended April 30,
	2011	2010
Losses on commodity contracts	$3,994	$2,384
Losses on foreign currency exchange contracts	3,290	7,234
Losses recognized in cost of products sold (derivatives not designated as hedging instruments)	$7,284	$9,618

The following table presents the gross contract notional value of outstanding derivative contracts at April 30, 2011 and 2010.

	April 30,
	2011	2010
Commodity contracts	$869,107	$323,351
Foreign currency exchange contracts	73,158	45,295
Interest rate contract	376,000	—

THE J.M. SMUCKER COMPANY 2011 ANNUAL REPORT 61

Notes to Consolidated Financial Statements
The J. M. Smucker Company
NOTE N: OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade receivables. With respect to trade receivables, the Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company’s results other than as discussed in Major Customer of Note A: Accounting Policies. The Company does not require collateral from its customers. The fair value of the Company’s financial instruments, other than its long-term debt, approximates their carrying amounts.
The following table provides information on the carrying amount and fair value of the Company’s financial instruments.

	April 30, 2011		April 30, 2010
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Marketable securities	$18,600	$18,600	$—	$—
Other investments	41,560	41,560	34,895	34,895
Derivative financial instruments, net	9,015	9,015	2,850	2,850
Long-term debt	1,304,039	1,648,614	910,000	1,172,467
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

	Quoted Prices in	Significant	Significant
	Active Markets	Observable	Unobservable
	for Identical	Inputs	Inputs	Fair Value at	Fair Value at
	Assets (Level 1)	(Level 2)	(Level 3)	April 30, 2011	April 30, 2010
Marketable securities: (A)
Mortgage-backed securities	$—	$18,600	$—	$18,600	$—
Other investments: (B)
Equity mutual funds	14,011	—	—	14,011	11,626
Municipal obligations	—	20,042	—	20,042	16,753
Other investments	464	7,043	—	7,507	6,516
Derivatives: (C)
Commodity contracts, net	7,863	—	—	7,863	3,680
Foreign currency exchange contracts, net	(2,887)	—	—	(2,887)	(830)
Interest rate contract, net	—	4,039	—	4,039	—

Total financial assets measured at fair value	$19,451	$49,724	$—	$69,175	$37,745

(A)	The Company’s marketable securities, consisting entirely of mortgage-backed securities, are broker-priced and valued by a third party using an evaluated pricing methodology. An evaluated pricing methodology is a valuation technique which uses inputs that are derived principally from or corroborated by observable market data. For additional information, see Marketable Securities and Other Investments of Note A: Accounting Policies.

(B)	The Company’s other investments consist of funds maintained for the payment of benefits associated with nonqualified retirement plans. The funds include equity securities listed in active markets and municipal bonds valued by a third party using an evaluated pricing methodology. For additional information, see Marketable Securities and Other Investments of Note A: Accounting Policies.

(C)	The Company’s commodity contract and foreign currency exchange contract derivatives are valued using quoted market prices. The Company’s interest rate contract derivative is valued using the income approach, observable Level 2 market expectations at the measurement date, and standard valuation techniques to convert future amounts to a single discounted present value. Level 2 inputs for the interest rate contract are limited to quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. For additional information, see Note M: Derivative Financial Instruments.
62      THE J. M. SMUCKER COMPANY      2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following tables present the Company’s nonfinancial assets adjusted to fair value during the years ended April 30, 2011 and 2010, respectively.

	Carrying			Carrying
	Amount at	Fair Value	Other	Amount at
	May 1, 2010	Adjustment	Adjustments	April 30, 2011
Indefinite-lived trademarks (D)	$11,896	$(4,065)	$510	$8,341
Finite-lived customer relationship (D)	18,964	(13,534)	(222)	5,208

Total nonfinancial assets adjusted to fair value	$30,860	$(17,599)	$288	$13,549

	Carrying			Carrying
	Amount at	Fair Value	Other	Amount at
	May 1, 2009	Adjustment	Adjustments	April 30, 2010
Indefinite-lived trademarks (D)	$21,370	$(9,133)	$2,315	$14,552
Finite-lived trademarks (D)	3,012	(2,525)	(487)	—

Total nonfinancial assets adjusted to fair value	$24,382	$(11,658)	$1,828	$14,552

(D)	The Company utilized Level 3 inputs to estimate the fair value of the nonfinancial assets. For additional information, see Note G: Goodwill and Other Intangible Assets.
During 2011 and 2010, the Company recognized fair value adjustments related to the impairment of certain indefinite-lived and finite-lived intangible assets. Other adjustments related to foreign currency exchange and amortization were recognized during the years ended April 30, 2011 and 2010.
NOTE O: INCOME TAXES
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	April 30,
	2011	2010
Deferred tax liabilities:
Intangible assets	$1,025,301	$1,042,375
Property, plant, and equipment	111,537	121,950
Other	10,016	22,042

Total deferred tax liability	$1,146,854	$1,186,367

Deferred tax assets:
Post-employment and other employee benefits	$84,723	$69,887
Tax credit and loss carryforwards	4,583	5,049
Intangible assets	3,279	3,984
Other	27,668	21,247

Total deferred tax assets	$120,253	$100,167
Valuation allowance for deferred tax assets	(3,324)	(3,470)

Total deferred tax assets, less allowance	$116,929	$96,697

Net deferred tax liability	$1,029,925	$1,089,670

THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 63

Notes to Consolidated Financial Statements
The J. M. Smucker Company
The following table summarizes domestic and foreign loss and credit carryforwards at April 30, 2011.

	Related Tax	Deferred	Valuation	Expiration
	Deduction	Tax Asset	Allowance	Date
Tax carryforwards:
State loss carryforwards	$68,869	$3,407	$3,187	2012 to 2030
State tax credit carryforwards	—	1,160	—	2018
Foreign jurisdictional tax credit carryforwards	—	16	—	2014

Total tax carryforwards	$68,869	$4,583	$3,187

The Company evaluates the realizability of deferred tax assets for each of the jurisdictions in which it operates. Included in the overall valuation allowance is $137 for other deferred tax assets where it is more likely than not those assets will not be realized. The valuation allowance decreased by $146, $5,556, and $864 in 2011, 2010, and 2009, respectively, primarily due to the expiration of loss carryforwards that had full valuation allowances.
Deferred income taxes have not been provided on approximately $194,058 of undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax deductions for foreign taxes paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.
Income (loss) before income taxes is as follows:

	Year Ended April 30,
	2011	2010	2009
Domestic	$729,654	$712,226	$378,293
Foreign	(12,490)	18,527	17,772

Income before income taxes	$717,164	$730,753	$396,065

The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2011	2010	2009
Current:
Federal	$271,361	$256,444	$97,182
Foreign	4,554	6,584	1,688
State and local	21,568	12,907	5,717
Deferred:
Federal	(51,011)	(21,362)	27,158
Foreign	(7,338)	(4,386)	(831)
State and local	(1,452)	(13,572)	(802)

Total income tax expense	$237,682	$236,615	$130,112

64     THE J. M. SMUCKER COMPANY      2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
A reconciliation of the statutory federal income tax rate and the effective income tax rate is as follows:

	Year Ended April 30,
Percent of Pretax Income	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	2.2	1.2	0.6
Domestic manufacturing deduction	(3.8)	(1.9)	(1.5)
Other items — net	(0.3)	(1.9)	(1.2)

Effective income tax rate	33.1%	32.4%	32.9%

Income taxes paid	$365,994	$212,981	$69,107

The Company accounts for the financial statement recognition and measurement criteria of a tax position taken or expected to be taken in a tax return under FASB ASC 740, Income Taxes. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.
In accordance with the requirements of FASB ASC 740, unrecognized tax benefits have been classified in the Consolidated Balance Sheets as long term, except to the extent payment is expected within one year. The Company recognizes net interest and penalties related to unrecognized tax benefits in income tax expense.
The Company files income tax returns in the U.S. and various state, local, and foreign jurisdictions. The Company is no longer subject to examination of U.S. federal income taxes for years prior to 2008 and, with limited exceptions, the Company is no longer subject to examination of state, local, or foreign income taxes for years prior to 2007. The Company is a voluntary participant in the Compliance Assurance Process (“CAP”) offered by the Internal Revenue Service (“IRS”). Through the contemporaneous exchange of information with the IRS, this program is designed to identify and resolve tax positions with the IRS prior to the filing of a tax return, which allows the Company to remain current with its IRS examinations. The Company is currently under a CAP examination for the tax year ending April 30, 2011. During 2011, the Company reached an agreement with the IRS on proposed adjustments resulting from an examination of its federal income tax returns for the years ended April 30, 2008, June 30, 2009, and April 30, 2010. In May 2009, the Company reached an agreement with the IRS on proposed adjustments resulting from an examination of its federal income tax returns for years ended in 2007 and 2006. The agreements did not have a material effect on the Company’s effective tax rate or financial position.
Within the next 12 months, it is reasonably possible that the Company could decrease its unrecognized tax benefits by an estimated $1,874, primarily as a result of the expiration of statute of limitations periods.
The Company’s unrecognized tax benefits as of April 30, 2011 and 2010, were $20,261 and $15,322, respectively. Of the unrecognized tax benefits, $13,939 and $11,321 would affect the effective tax rate, if recognized, as of April 30, 2011 and 2010, respectively. The Company’s accrual for tax-related net interest and penalties totaled $1,792 and $2,289 as of April 30, 2011 and 2010, respectively. The amount of tax-related net interest and penalties credited to earnings totaled $497, $594, and $1,982 during 2011, 2010, and 2009, respectively.
A reconciliation of the Company’s unrecognized tax benefits is as follows:

	2011	2010
Balance at May 1,	$15,322	$13,794
Increases:
Current year tax positions	5,237	3,977
Prior year tax positions	4,106	2,353
Foreign currency translation	—	686
Decreases:
Prior year tax positions	271	—
Settlement with tax authorities	31	—
Expiration of statute of limitations periods	3,985	5,488
Foreign currency translation	117	—

Balance at April 30,	$20,261	$15,322

THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT 65

Notes to Consolidated Financial Statements
The J. M. Smucker Company
NOTE P: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Comprehensive income is included in the Statements of Consolidated Shareholders’ Equity. The components of accumulated other comprehensive income (loss) as shown in the Consolidated Balance Sheets are as follows:

	Foreign	Pension	Unrealized	Unrealized	Accumulated
	Currency	and Other	Gain (Loss) on	Gain on Cash	Other
	Translation	Postretirement	Available-for-	Flow Hedging	Comprehensive
	Adjustment	Liabilities	Sale Securities	Derivatives	Income (Loss)
Balance at May 1, 2008	$58,086	$(24,214)	$589	$8,151	$42,612
Reclassification adjustments	—	—	—	(12,885)	(12,885)
Current period (charge) credit	(47,024)	(65,828)	(4,384)	2,494	(114,742)
Income tax benefit	—	22,349	1,586	3,810	27,745

Balance at April 30, 2009	$11,062	$(67,693)	$(2,209)	$1,570	$(57,270)
Reclassification adjustments	—	—	—	(2,494)	(2,494)
Current period credit (charge)	45,926	(18,004)	4,162	3,128	35,212
Income tax benefit (expense)	—	5,691	(1,510)	(210)	3,971

Balance at April 30, 2010	$56,988	$(80,006)	$443	$1,994	$(20,581)
Reclassification adjustments	—	—	—	(3,128)	(3,128)
Current period credit (charge)	24,773	(10,004)	2,124	9,430	26,323
Income tax benefit (expense)	—	4,076	(765)	(2,296)	1,015

Balance at April 30, 2011	$81,761	$(85,934)	$1,802	$6,000	$3,629

Income tax benefit (expense) is determined using the applicable deferred tax rate for each component of accumulated other comprehensive income (loss).
66	THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Notes to Consolidated Financial Statements
The J. M. Smucker Company
NOTE Q: COMMON SHARES
Voting: The Company’s Amended Articles of Incorporation (“Articles”) provide that each holder of an outstanding common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:
•	any matter that relates to or would result in the dissolution or liquidation of the Company;

•	the adoption of any amendment of the Articles or the Regulations of the Company. or the adoption of amended Articles, other than the adoption of any amendment or amended Articles that increases the number of votes to which holders of common shares are entitled or expands the matters to which time-phase voting applies;

•	any proposal or other action to be taken by the shareholders of the Company, relating to the Company’s Rights Agreement, dated as of May 20, 2009, between the Company and Computershare Trust Company, N.A. or any successor plan;

•	any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan, or other similar plan, arrangement, or agreement;

•	adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of the Company’s assets;

•	any matter submitted to the Company’s shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of the Company’s outstanding common shares) of the Articles, as they may be further amended, or any issuance of common shares of the Company for which shareholder approval is required by applicable stock exchange rules; and

•	any matter relating to the issuance of common shares, or the repurchase of common shares that the Board determines is required or appropriate to be submitted to the Company’s shareholders under the Ohio Revised Code or applicable stock exchange rules.
On the matters listed above, common shares are entitled to 10 votes per share, if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share must meet one of the following criteria:
•	common shares beneficially owned as of November 6, 2008, and for which there has not been a change in beneficial ownership after November 6, 2008; or

•	common shares received through the Company’s various equity plans which have not been sold or otherwise transferred since November 6, 2008.
In the event of a change in beneficial ownership, the new owner of that common share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.
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
THE J. M. SMUCKER COMPANY      2011 ANNUAL REPORT 67

Directors and Officers
The J. M. Smucker Company
(As of May 1, 2011)
DIRECTORS
Vincent C. Byrd
President and Chief Operating Officer
The J. M. Smucker Company
R. Douglas Cowan A
Director and Retired Chairman and
Chief Executive Officer
The Davey Tree Expert Company
Kent, Ohio
Kathryn W. Dindo A, E
Retired Vice President
FirstEnergy Corp.
Akron, Ohio
Paul J. Dolan E
Chairman and Chief Executive Officer
Cleveland Indians
Cleveland, Ohio
Elizabeth Valk Long A, E
Former Executive Vice President
Time Inc.
New York, New York
Nancy Lopez Knight G
Founder
Nancy Lopez Golf Company
Auburn, Alabama
Gary A. Oatey G
Chairman and Chief Executive Officer
Oatey Co.
Cleveland, Ohio
Alex Shumate G
Managing Partner, North America
Squire, Sanders & Dempsey L.L.P.
Columbus, Ohio
Mark T. Smucker
President, U.S. Retail Coffee
The J. M. Smucker Company
Richard K. Smucker
Chief Executive Officer^
The J. M. Smucker Company
Timothy P. Smucker
Chairman of the Board^
The J. M. Smucker Company
William H. Steinbrink G
Principal
Unstuk, LLC
Shaker Heights, Ohio
Paul Smucker Wagstaff
President, U.S. Retail Consumer Foods
The J. M. Smucker Company
EXECUTIVE OFFICERS
Timothy P. Smucker
Chairman of the Board^
Richard K. Smucker
Chief Executive Officer^
Dennis J. Armstrong
Senior Vice President, Logistics and
Operations Support
Mark R. Belgya
Senior Vice President and
Chief Financial Officer
James A. Brown
Vice President, U.S. Grocery Sales
Vincent C. Byrd
President and Chief Operating Officer
John W. Denman
Vice President and Controller
Barry C. Dunaway
Senior Vice President and Chief
Administrative Officer
Jeannette L. Knudsen
Vice President, General Counsel and
Corporate Secretary
John F. Mayer
Vice President, Sales, Grocery Market
Kenneth A. Miller
Vice President, Alternate Channels
Steven Oakland
President, International, Foodservice,
and Natural Foods
Andrew G. Platt
Vice President, Information Services and
Chief Information Officer
Christopher P. Resweber
Vice President, Marketing Communications
Julia L. Sabin
Vice President and General Manager,
Smucker Natural Foods, Inc.
Mark T. Smucker
President, U.S. Retail Coffee
Paul Smucker Wagstaff
President, U.S. Retail Consumer Foods
Albert W. Yeagley
Vice President, Industry and
Government Affairs
PROPERTIES
Corporate Offices:
Orrville, Ohio
Domestic Manufacturing Locations:
Chico, California
Cincinnati, Ohio
El Paso, Texas
Grandview, Washington
Havre de Grace, Maryland
Kansas City, Missouri
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem, Pennsylvania
New Orleans, Louisiana (2)
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Scottsville, Kentucky
Seneca, Missouri
Toledo, Ohio
International Manufacturing Locations:
Delhi Township, Ontario, Canada
Dunnville, Ontario, Canada
Sherbrooke, Quebec, Canada
Ste. Marie, Quebec, Canada
Sales and Administrative Offices:*
Akron, Ohio
Bentonville, Arkansas
Edina, Minnesota
Markham, Ontario, Canada
Mexico City, Mexico
Shanghai, China
Tampa, Florida

^	Effective August 16, 2011

*	Leased properties

A	Audit Committee Member

E	Executive Compensation Committee Member

G	Nominating and Corporate Governance Committee Member
68 THE J. M. SMUCKER COMPANY 2011 ANNUAL REPORT

Corporate Offices The J. M. Smucker Company One Strawberry Lane Orrville, Ohio 44667 Telephone: (330) 682-3000 Stock Listing The J. M. Smucker Company’s common shares are listed on the New York Stock Exchange — ticker symbol SJM. Corporate WebSite To learn more about The J. M. Smucker Company, visit smuckers.com. Annual Meeting The annual meeting will be held at 11:00 a.m. Eastern Time, Wednesday, August 17, 2011, in the Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691. Corporate News and Reports Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on the Company’s website. They are also available without cost to shareholders who submit a written request to: The J. M. Smucker Company Attention: Corporate Secretary One Strawberry Lane Orrville, Ohio 44667 Certifications The Company’s Co-Chief Executive Officers and Chief Financial Officer have certified to the New York Stock Exchange that they are not aware of any violation by the Company of the New York Stock Exchange corporate governance standards. The Company has also filed with the Securities and Exchange Commission certain certifications relating to the quality of the Company’s public disclosures. These certifications are filed as exhibits to the Company’s Annual Report on Form 10-K. Independent Registered Public Acc ounting Firm Ernst & Young LLP Akron, Ohio Dividends The Company’s Board of Directors typically declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is approximately two weeks before the payment date. The Company’s dividend disbursement agent is Computershare Investor Services, LLC. Shareholder Services The transfer agent and registrar for the Company, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters including: - Shareholder investment program (CIPSM) - direct purchase of Company common shares - dividend reinvestment - automatic monthly cash investments - Book-entry share ownership - Share transfer matters (including name changes, gifting, and inheritances) - Direct deposit of dividend payments - Nonreceipt of dividend checks - Lost share certificates - Changes of address - Online shareholder account access - Form 1099 income inquiries (including requests for duplicate copies) Shareholders may contact Shareholder Services at the corporate offices regarding other shareholder inquiries. Transfer Agent and Registrar Computershare Investor Services, LLC 250 Royall Street Canton, MA 02021 Telephone: (800) 456-1169 Telephone outside the U.S., Canada, and Puerto Rico: (312) 360-5254 Website: computershare.com/contactus This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference “Forward-Looking Statements” located on page 32 in the “Management’s Discussion and Analysis” section. The J. M. Smucker Company is the owner of all trademarks, except Pillsbury, the Barrelhead logo and the Doughboy character are trademarks of The Pillsbury Company, LLC, used under license; Carnation is a trademark of Société des Produits Nestlé S.A., used under license; and Dunkin’ Donuts is a registered trademark of DD IP Holder, LLC, used under license. Borden and Elsie are trademarks used under license. K-Cup is a trademark of Keurig, Incorporated.

THE J.M. SMUCKER COMPANY Stay in Touch with Smucker We appreciate your interest in our 2011 Annual Report. We encourage you and all of our constituents to stay in touch with us throughout the year through our growing number ofin Websites Smuckers.com OnlineStore.Smucker.com PowerOfFamilyMeals.com Crisco.com EagleBrand.com Folgers.com Hungryjack.com Jif.com PillsburyBaking.com RWKnudsenFamily.com SantaCruzOrganic.com Bicks.ca RobinHood.ca Social Media Facebook.com/smuckers Facebook.com/Crisco Facebook.com/folgers Facebook.com/hungryjack Facebook.com/jif Facebook.com/pillsburybaking Facebook.com/rwknudsen Facebook.com/santacruzorganic Facebook.com/uncrustablesteractive channels, including those listed below The J. M. Smucker Company One Strawberry Lane / Orrville, Ohio 44667 / 30.682.3000 smuckers.com