Form 10-K, Exhibit 13
period 2012-04-30
SMUCKER J M CO
filed 2012-06-25
CIK 91419

Exhibit 13

SMUCKER'S

THE J. M. SMUCKER COMPANY

2012 ANNUAL REPORT

2012 Annual Report

Financial Highlights Year Ended April 30,

(Dollars in thousands, except per share data) 2012 2011

Net sales $ 5,525,782 $ 4,825,743

Net income and net income per common share:

Net income $ 459,744 $ 479,482

Net income per common share – assuming dilution $ 4.06 $ 4.05

Income and income per common share excluding

special project costs:(1)

Income $ 535,579 $ 555,133

Income per common share – assuming dilution $ 4.73 $ 4.69

Common shares outstanding at year end 110,284,715 114,172,122

Number of employees 4,850 4,500

Refer to “Non-GAAP Measures” located on page 32 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.

About Our Cover

“Adams-Morgan”

©2011-2012 – Mitchell Johnson

Based in Silicon Valley, California, artist Mitchell Johnson is best known for his oil/linen paintings and his particular use of flat color and pattern. Johnson’s paintings can be found in more than 600 collections across the U.S. and have appeared in many publications and feature films.

Contents

1

Why We Are, Who We Are

4

Letter to Shareholders

8

U.S. Retail Coffee

12

U.S. Retail Consumer Foods

16

International, Foodservice,

and Natural Foods

20

Sustainability and Smucker

21

Financial Review

24

Management’s Discussion

and Analysis

41

Consolidated Financial Statements

46

Notes to Consolidated Financial Statements

Why We Are, Who We Are.

Our Culture

A culture of dotting the i’s and crossing the t’s…

Of doing the right things and doing things right…

A culture of growth – individual and as a company.

It’s who we are. It’s because of who we are.

It’s a result of living our Basic Beliefs…

Our Commitment to Each Other. To our consumers and to our customers.

As we look to the future of unlimited possibilities, we recognize the principles that are instrumental to our success…

A culture deeply rooted in our Basic Beliefs…

Guideposts for decisions at every level…

Why we are who we are.

A culture that encourages commitment to each other…

Clear communication and collaboration…

Vision…A culture of appreciation.

A family-sense of sharing in a job well done…

Where every person makes a difference.

The J. M. Smucker Company 2012 Annual Repor t 1

2 The J.M. Smucker Company 2012 Annual Repor t

Helping to bring families together to share memorable meals and moments.

While strong financial results are important, we are driven by a greater purpose – helping to bring families together to share memorable meals and moments. We know, and research demonstrates, that families who eat together are happier and healthier. Shared family meals can lead to better grades, healthier eating habits, fewer behavioral problems, less family tension, and closer family bonds. We continue to partner with Miriam Weinstein, author of The Surprising Power of Family Meals, to provide resources and assistance on making the most of your mealtime through our website, PowerOfFamilyMeals.com. By focusing our business around convenient, delicious, and nutritious products, we help support the power of the family meal and all its benefits.

The J.M. Smucker Company 2012 Annual Repor t 3

Dear ShareholDerS anD FrienDS:

Fiscal 2012 was a challenging yet successful year for The J. M. Smucker Company as we introduced a record number of products, acquired new businesses, and made brand investments – all while achieving solid results and returning value to our shareholders. In fiscal 2012, sales reached a new high of $5.5 billion, an increase of 15 percent over fiscal 2011. Non-GAAP earnings rose to a record $4.73 per share compared to $4.69 in the prior year.

These accomplishments have been achieved despite a challenging economic environment where consumers have remained under pressure, impacting volume in many categories across the industry, and where commodity costs remained high. Our stability amid these challenges reflects the Smucker portfolio of iconic brands’ abilities to provide value and to meet a wide variety of consumer needs throughout the day. We are building upon this strength by continuing to make investments that deliver great products to our consumers and returns to our shareholders.

Brand Investment

Product innovation, in particular, is a major focus and one that our retail customers expect of us as category leaders. We met this expectation in fiscal 2012 by launching more than 60 new products. In total, the new products introduced in the last three years contributed more than five percent of fiscal 2012 net sales.

Product innovation is guided by our focus on meeting the diverse needs of our consumers for taste, health, convenience, and emotional fulfillment as these new product examples demonstrate:

Pillsbury ® Pink Lemonade Premium Cookie and Cake Mixes

Jif® To Go™ in Natural and Chocolate Silk varieties

Smucker’s® Uncrustables® reduced sugar sandwiches on whole wheat

Folgers® Gourmet Selections® and Millstone® single-serve K-Cup® portion packs in new flavors

By focusing on innovation, Pillsbury has moved from the #3 to #2 position in the dessert baking mix category in recent years. The momentum behind our innovation efforts will continue in fiscal 2013, when we expect to introduce as many as 100 new products across our brand portfolio.

Our brand support extends to the marketplace through media investments that include both traditional outlets, such as television spots, and new digital approaches. Today, our brands host nearly 30 social media sites and seven mobile websites and offer a variety of interactive contact, such as eCoupon support, to consumers.

Business Expansion

Acquisitions have played a transformative role in our growth strategy over the past decade. During this time, for example, Smucker has become the #1 manufacturer of at-home retail coffee in the United States beginning with the acquisition of the Folgers brand in 2008. In fiscal 2012 we acquired Rowland Coffee Roasters, Inc., which included the leading Hispanic Café Bustelo® and Café Pilon® brands. With a successful integration completed during fiscal 2012, we are looking forward to further expanding distribution in key markets and leveraging the brands’ presence among a growing base of Hispanic consumers.

During the year, the Company completed the acquisition of a majority of the North American foodservice coffee and hot beverage business of Sara Lee Corporation. This transaction added the market-leading liquid coffee concentrate and other hot beverages to our portfolio, which allows us to further participate in the away-from-home hot beverage business. Beyond these new offerings, this transaction has had a strategic impact on our foodservice business by nearly doubling its size, adding a direct sales force, and enhancing its ability to offer a full hot beverage solution to foodservice operators and customers. We were honored to welcome more than 400 employees to the Company as part of these two transactions.

Beyond North America, we continue to work toward the development of a long-term meaningful presence in China. New developments include the establishment of a Shanghai office and a minority investment in the privately owned Guilin Seamild Biologic Technology Development Co., Ltd. (“Seamild”). Our investment in

4 The J. M. Smucker Company 2012 Annual Repor t

this family-run business, which enjoys an established presence in the rapidly growing oats category, will be an effective vehicle to learn more about Chinese consumers and successful go-to-market strategies in China.

Supply Chain Investments

We remain focused on two important investment projects that will help drive operational excellence through our supply chain. We continue to move forward with the consolidation of our coffee manufac-turing operations and the expansion initiatives currently underway at our coffee manufacturing facilities in New Orleans, Louisiana. In fiscal 2013, a new state-of-the-art fruit spreads manufacturing facility is expected to become operational in Orrville, Ohio. Both projects will not only simplify our supply chain but also provide greater flexibility to support product innovation, improve quality, and optimize capacity to accommodate future growth.

Responsible Capital Management

These significant and ongoing levels of reinvestment underscore the long-term approach that we take in our business. Certain benefits from these investments are readily apparent, but most will emerge over time and serve us well for years to come. It is particularly gratifying to be able to support sizable reinvestment initiatives while also returning value to our share-holders. The ability to do both underscores our Company’s strong cash generation capabilities in which we deploy cash between business growth initiatives and shareholder return programs. During fiscal 2012, these programs included a 15 percent increase in dividends paid per share and the repurchase of more than four million common shares for approximately $305 million.

Further focusing on our capital management structure, we entered the public debt market for the first time in Company history. In October 2011, we issued $750 million in 10-year notes to further our financial flexibility.

An Effective Combination for Growth

As one of our Basic Beliefs, Growth is defined as reaching for that potential whether through the acquisition of new brands, the development of new products and new markets, the discovery of new management or manufacturing capabilities, or the personal growth and development of our people and their ideas. We know from experience that when we combine our unique culture with our strategy and our ability to implement, meaningful growth will be the result. Over the past decade, this combination has enabled Smucker to evolve from a fruit spreads-focused company with sales of $650 million into a broader business with multiple iconic brands, approaching sales of $6 billion. Going forward, we believe this same combination of culture, strategy, and implementation will continue to successfully evolve our business to ever-higher levels of performance. In the process, we will continue to fulfill Our Purpose – helping to bring families together to share memorable meals and moments.

Looking ahead to fiscal 2013, our focus will be on further enhancing long-term shareholder value by:

A focus on innovation, with plans to significantly increase the number of new product introductions as compared to last year

Optimizing pricing, with an increased emphasis on opening price point offerings for value-conscious consumers

Realizing synergies from our supply chain optimization projects and recent acquisitions

Continuing to evolve our sustainability initiatives, particularly in the area of green coffee

As we close another successful year in the 100-plus-year history of The J.M. Smucker Company, we remain committed to our Basic Beliefs of Quality, People, Ethics, Growth, and Independence to guide both our strategic decisions and daily behavior. We believe the best is yet to come for our Company, and we appreciate your continued support. We extend our deepest gratitude to our constituents who contribute to our success – consumers, customers, employees, suppliers, communities, and shareholders.

Sincerely,

Tim Smucker Richard Smucker

June 20, 2012

The J. M. Smucker Company 2012 Annual Repor t 5

Our portfolio encompasses numerous products that represent Our Vision to own and market food brands that hold the #1 position in their respective categories. Today, we hold branded leadership positions in seven categories in both the United States and Canada. Our products can be part of meals – whether breakfast, lunch, dinner, or snack options – throughout the day. We are honored to have our products be a part of your family meals and to be a staple in your pantries.

Memorable Meals and Moments

6 The J.M. Smucker Company 2012 Annual Repor t

U.S. Retail

Coffee

In just four short years, Smucker has established a wide-ranging presence in the coffee marketplace – a presence that demonstrates our diverse portfolio’s ability to meet the unique needs of consumers by offering products in every segment with different blends, flavors, sizes, and convenience attributes. In addition to the Folgers, Millstone, and Dunkin’ Donuts ® brands, we are pleased to have added the leading Hispanic Café Bustelo and Café Pilon brands in the past year.

8 The J.M. Smucker Company 2012 Annual Repor t

OUR BRANDS

Folgers
DUNKIN' DONUTS
MILLSTONE
CAFÉ BUSTELO
PILON

The J.M. Smucker Company 2012 Annual Report 9

Our Brands

The J.M. Smucker Company 2012 Annual Repor t 9

keeping the coffee market momentum going

Sales for U.S. Retail Coffee grew 19 percent during fiscal 2012, though higher commodity costs resulted in only a slight increase in segment profitability. Our coffee business continued to capitalize on the increasing popularity of the single-serve K-Cup® portion packs, which is creating attractive growth opportunities for us.

These single-serve packages account for more than $1 billion in annual sales in the channels we participate in today and continue to command more space on retail shelves. Our Folgers Gourmet Selections and Millstone branded K-Cups are following a similar trajectory, with sales increasing more than 200 percent in grocery, mass, drug store, and club retail channels last year to approximately $180 million on an annual basis.

During fiscal 2012, we further expanded our participation in the single-serve category by signing an agreement with Green Mountain Coffee Roasters to include Folgers Gourmet Selections and Millstone brands in its new Keurig Vue™ brewing system. We also introduced Folgers Instant Coffee Single-Serve Packets to provide consumers with another one-cup solution, and to complement the Folgers instant coffee line.

The Dunkin’ Donuts brand is another growth vehicle for our retail coffee business. With annual retail sales in excess of $300 million today, Dunkin’ Donuts has three of the top-10 premium coffee SKUs in measured channels; its 12-ounce original blend occupies the top slot, with sales nearly 2.5 times those of its closest competitor.

We remain focused on our core Folgers roast and ground products, which participate in the largest segment in the category, as well as on growing the Dunkin’ Donuts and Folgers Gourmet Selections brands in the premium segment. In addition, the popularity of Dunkin’ Donuts’ seasonal offerings is strong, with sales doubling from fiscal 2011 to fiscal 2012.

Our investment priorities include new product innovation and acquisitions that can tap into channels where we see growth potential, such as leveraging the Café Bustelo and Café Pilon brands in the growing Hispanic market. We also are focused on innovation in our supply chain through capital investments, which have already provided savings, and by realizing efficiencies with future integration of acquired facilities. Finally, we continue to work proactively on our strategy to balance cost management with the responsibilities of green coffee sustainability.

10 The J.M. Smucker Company 2012 Annual Repor t

U.S. Retail Coffee

U.S. Retail

Consumer

Foods

Our U.S. Retail Consumer Foods segment encompasses many of the industry’s most iconic food brands, including category leaders such as Smucker’s fruit spreads and Jif peanut butter, as well as Crisco® oils, Pillsbury baking mixes and frostings, Eagle Brand® sweetened condensed milk, Hungry Jack® pancake mix and syrup, and Martha White® and White Lily® flours.

12 The J.M. Smucker Company 2012 Annual Repor t

OUR BRANDS

SMUCKER'S
Jif
Crisco
Pillsbury
EAGLE BRAND
Hungry Jack
Martha White
WHITE LILY

The J.M. Smucker Company 2012 Annual Report 13

Our Brands

The J.M. Smucker Company 2012 Annual Repor t 13

Growing Through Ideas and Innovation

U.S. Retail Consumer Foods grew net sales seven percent during fiscal 2012 in the face of volume and competitive pressures, which resulted in a three percent decline in profitability. New product introductions were particularly helpful to sales growth during the year.

Recent new product launches have focused on consumers’ need for convenience, such as Jif To Go, which added natural and chocolate silk varieties during the past year. Jif also is expanding into the specialty nut butter category with the launch of two chocolate hazelnut spread varieties in fiscal 2013. This type of product innovation has helped us increase sales by over 60 percent since we acquired the Jif brand in 2002.

Pillsbury is another brand that has experienced significant growth since we acquired it seven years ago, with its baking mixes and frosting sales increasing approximately 50 percent. Recent product introductions have included Pink Lemonade Premium Cookie Mix, Sugar Free Classic Yellow Premium Cake Mix and Funfetti® Cookie Pop Kit.

Several new products launched in fiscal 2012, including sugar-free Smucker’s fruit spread varieties with Truvia sweetener and Smucker’s Uncrustables sandwiches whole wheat offering. We also responded to consumer requests with the introduction of two new flavors of Smucker’s Orchard’s Finest® Preserves – Pacific Grove Orange Marmalade Medley and Lakeside Raspberry Cranberry.

During the year, we continued to make significant investments in our manufacturing facilities. Our new Orrville manufacturing facility will begin initial production this summer and should result in long-term cost efficiencies. In addition, capacity expansions at our Smucker’s Uncrustables sandwiches plant in Scottsville, Kentucky, will enable us to capitalize on continued strong consumer demand.

14 The J.M. Smucker Company 2012 Annual Repor t

U.S. Retail Consumer Foods

SMUCKER'S

SMUCKER'S
Uncrustables

U.S. Retail Consumer Foods

International,

Foodservice, and

natural foods

Our International operations include our Canadian and Mexican entities as well as the products we export to more than 65 countries for consumers around the world to enjoy. In Canada, we market many of our retail brands, including the #1 Bick’s® and Robin Hood® brands. Our Foodservice division markets our branded products to foodservice operators. The Natural Foods business includes

R.W. Knudsen Family® and Santa Cruz Organic® juice brands, both pioneers in organic foods.

16 The J.M. Smucker Company 2012 Annual Repor t

OUR BRANDS

Smucker's
Folgers
Bick's
Robin Hood
Crisco
Five Roses
Golden Temple
Carnation
Dickinson's
Double Fruit
Eagle Brand
Santa Cruz Organic
R.W. Knudsen Family

The J.M. Smucker Company 2012 Annual Report 17

Our Brands

The J.M. Smucker Company 2012 Annual Repor t 17

Realizing TRansfoRmaTional oppoRTuniTies

Our International, Foodservice, and Natural Foods segment experienced transformative change this year with the newly acquired Sara Lee North American foodservice away-from-home coffee and hot beverage business. Segment net sales increased 20 percent and segment profit grew six percent in fiscal 2012.

The acquisition of a majority of the north american foodservice coffee and hot beverage business of sara lee Corporation enables us to participate in the liquid coffee business, which is consistent with our desire to compete in all forms of coffee. given the importance of coffee to foodservice operators, this business enables us to offer a complete hot beverage solution to this customer base. The transaction also provided us with a unique opportunity to establish a multi-year innovation partnership with the new coffee company that will be spun off from sara lee, which will allow us to collaborate on new technologies in the liquid coffee category.

The integration of the sara lee foodservice coffee and hot beverage business was accomplished in record time, with major systems and processes transitioned within approximately four months. in addition, we redesigned our foodservice sales organization and go-to-market approach. The resulting direct sales team will significantly enhance our customer relationships, which, in turn, should create new long-term growth opportunities.

Coffee also was a big story for us in Canada this year with the launch of Folgers Gourmet Selections K-Cups, which was the Company’s most successful Canadian new product launch in our history.

Consistent with Our Vision of maintaining a global perspective, we entered the Chinese marketplace in fiscal 2012 by making a minority investment in Seamild, a privately-owned manufacturer and marketer of oats products. as a leading retail oats brand in China, their oatmeal and oat-based products are sold primarily under the Seamild brand, with distribution in retail channels throughout China. as a leader in the oats category, their portfolio of quality, trusted products aligns with Our Vision to own and market food brands that hold the #1 market position in their respective categories.

18 The J. M. Smucker Company 2012 Annual Repor t

International, Foodservice, and Natural Foods

Dickinson's
Dickinson's
SINCE 1897
Dickinson's
Pure Fancy
Sweet Orange
Marmalade

International, Foodservice,

and Natural Foods

Sustainability and

Smucker

Create a better tomorrow by focusing on preserving our culture, ensuring our long-term economic viability, limiting our environmental impact, and being socially responsible.

Our Sustainability Strategy succinctly states what we consider to be an inherent part of who we are as a Company and how we operate as a business. Since our founding in 1897, we have believed in doing the right things and doing things right. Today, this belief is manifested by such initiatives as working toward a set of five-year sustainability goals, participating in the Carbon Disclosure Project, leveraging our green coffee sustainability strategy, investing in supply chain efficiencies, and supporting the Boys & Girls Clubs of America, to name just a few. We invite all our constituents to read about these and other initiatives in our 2012 Corporate Responsibility Report available at smuckers.com.

20 The J.M. Smucker Company 2012 Annual Repor t

peanut butter blossoms CREAMY ALMOND CANDY

Grilled Tomato and Turkey Salad with

Basil Bruschetta Orange-Peanut Dressing

peanut butter jalapeÑo poppers Berry Yogurt Breakfast Bowls

CREAMY ALMOND CANDY

Prep Time: 10 min Makes: 3 1/4 POUNDS

• 1 1/2 pounds vanilla-flavored • 1/8 teaspoon salt

candy coating* • 1 teaspoon almond extract

• 1 (14 oz.) can Eagle Brand® Sweetened • 3 cups (about 1 pound) whole almonds,

Condensed Milk toasted**

directions

MELT candy coating, sweetened condensed milk and salt in a heavy saucepan over low heat. Remove from heat. Stir in almond extract and then almonds.

SPREAD evenly onto wax-paper-lined 15 x 10-inch jellyroll pan. Chill 2 hours or until firm.

TURN onto cutting board. Peel off paper; cut into triangles or squares. Store leftovers tightly covered at room temperature.

MICROWAVE METHOD

COMBINE candy coating, sweetened condensed milk and salt in 2-quart glass measuring cup. Microwave on HIGH (100% power) 3 to 5 minutes, stirring after each

1 1/2 minutes. Stir until smooth. Proceed as above.

TIP: *Also called confectioners’ coating.

**To toast almonds, spread in single layer in heavy-bottomed skillet. Cook over medium heat 2 to 3 minutes, stirring frequently, until nuts are lightly browned. Remove from skillet immediately. Cool before using.

©/® The J.M. Smucker Company

Peanut butter blossoms

Prep Time: 30 min Cook Time: 10 min Makes: 4 DOZEN COOKIES

• 1/2 cup Crisco® Butter Flavor • 1 3/4 cups Pillsbury BEST®

All-Vegetable Shortening All Purpose Flour

• 1/2 cup Jif® Creamy Peanut Butter • 1 teaspoon baking soda

• 1/2 cup firmly packed brown sugar • 1/2 teaspoon salt

• 1/2 cup granulated sugar • Sugar

• 1 large egg • 48 foil-wrapped milk chocolate

• 2 tablespoons milk pieces, unwrapped

• 1 teaspoon vanilla extract

directions

HEAT oven to 375°F.

CREAM together shortening, peanut butter, brown sugar and 1/2 cup sugar. Add egg, milk and vanilla. Beat well.

STIR together flour, baking soda and salt. Add to creamed mixture. Beat on low speed until stiff dough forms.

SHAPE into 1-inch balls. Roll in sugar. Place 2 inches apart on ungreased cookie sheet.

BAKE 10 to 12 minutes or until golden brown.

TOP each cookie immediately with an unwrapped chocolate piece, pressing down firmly so that cookie cracks around edge.

©/® The J.M. Smucker Company Pillsbury BEST is a trademark of The Pillsbury Company, LLC, used under license.

Turkey Salad with

Orange Peanut Dressing

Prep Time: 30 min Makes: 5 (1/2 CUP) servings

Orange Peanut Dressing Turkey Salad

• 1 (10.25 oz.) jar Smucker’s® Low Sugar™ • 1 cup julienne-cut carrots

Reduced Sugar Sweet Orange • 1/2 cup dried cranberries

Marmalade (1 cup) • 1 pound fully cooked smoked turkey

• 1/3 cup Smucker’s® Natural Chunky from deli, sliced 1/2-inch thick and

Peanut Butter, stirred cut into 1/2-inch cubes

• 1/4 cup light salad dressing • 1 cup diced Granny Smith apples

• 1/4 cup low-fat sour cream • 1 head Boston or Bibb lettuce,

• 1/2 teaspoon curry powder with leaves separated

directions

COMBINE marmalade, peanut butter, salad dressing, sour cream and curry powder in a mixing bowl until well blended.

ADD carrots, cranberries, turkey and apples to Orange Peanut Dressing in mixing bowl; stir well to combine. At this point, salad can be made ahead and held overnight in the refrigerator.

FORM a lettuce cup using one or two lettuce leaves; place on salad plate. Fill with 1/2 cup turkey salad. Repeat to make 5 servings.

©/® The J.M. Smucker Company

Berry Yogurt Breakfast Bowls

Prep Time: 10 min Makes: 2 SERVINGS

• 1 medium banana, sliced • 1/2 cup fresh red raspberries

• 1/4 cup Smucker’s® Sugar Free Red • 1 (6 oz.) container Greek-style vanilla yogurt

Raspberry Preserves • 1/2 cup lowfat granola cereal

directions

DIVIDE banana slices evenly into two serving dishes. Stir preserves in small bowl until smooth. Fold in raspberries to coat. Spoon evenly over bananas.

STIR yogurt until smooth. Spoon evenly over raspberry mixture. Sprinkle with granola. Serve immediately.

Grilled Tomato and

Basil Bruschetta

Prep Time: 10 min Cook Time: 5 min Makes: 4 Servings

• Crisco® Original No-Stick Cooking Spray • 1 tablespoon cider or balsamic vinegar

• 4 to 6 ripe plum tomatoes, cored, seeded • 2 tablespoons Crisco® 100% Extra Virgin and diced Olive Oil

• 2 tablespoons chopped fresh basil • 12 thin slices Italian or French bread

• 1/2 teaspoon salt • Salt and pepper

• 1/4 teaspoon freshly ground black pepper • Fresh basil leaves for garnish (optional)

directions

COAT grill grate or broiler pan with no-stick cooking spray. Heat grill or broiler.

TOSS tomatoes with basil, salt, pepper, vinegar and oil in medium bowl. Let stand 10 minutes to blend flavors.

SPRAY both sides of bread slices with no-stick cooking spray. Sprinkle with salt and pepper. Grill about 5 minutes, turning once, or just until bread is lightly browned and crisp.

TOP with tomato mixture. Garnish with fresh basil leaves, if desired.

©/® The J.M. Smucker Company

peanut butter jalapeÑo poppers

Prep Time: 30 min Cook Time: 10 min Makes: 35 POPPERS

• 5 fresh jalapeño peppers, seeded and • 2 eggs, beaten

chopped • 1/2 cup Pillsbury BEST® All Purpose Flour

• 1 cup shredded Monterey Jack cheese • 1 cup plain panko breadcrumbs

• 1/3 cup Jif® Creamy Peanut Butter • Crisco® Pure Peanut Oil

• 2 tablespoons Crosse & Blackwell® • Salt, to taste

Major Grey’s Chutney • 1 cup sour cream

• 1/2 teaspoon Cajun seasoning • 3 tablespoons minced fresh chives directions

STIR jalapeños, cheese, peanut butter, chutney and Cajun seasoning in medium bowl until blended. Shape into 1/2-inch round balls.

PLACE egg, flour and breadcrumbs into three separate small bowls. Coat each ball in flour, then egg and breadcrumbs. Chill on baking sheet 1 hour.

HEAT 2 inches oil to 350°F in a 6-quart saucepan. Fry poppers 1 1/2 to 2 minutes each or until golden brown. Drain on paper towel. Season with salt.

COMBINE sour cream and chives. Serve with poppers.

©/® The J.M. Smucker Company

©/® The J.M. Smucker Company Pillsbury BEST is a trademark of The Pillsbury Company, LLC, used under license.

2012 FINANCIAL REVIEW

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

The following table presents selected financial data for each of the five years in the period ended April 30, 2012. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with the “Results of Operations” and “Financial Condition” sections of “Management’s Discussion and Analysis” and the consolidated financial statements and notes thereto.

	Year Ended April 30,
(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Statements of Income:
Net sales	$5,525,782	$4,825,743	$4,605,289	$3,757,933	$2,524,774
Gross profit	$1,845,223	$1,798,517	$1,786,690	$1,251,429	$782,164
% of net sales	33.4%	37.3%	38.8%	33.3%	31.0%
Operating income	$778,283	$784,272	$790,909	$452,275	$284,559
% of net sales	14.1%	16.3%	17.2%	12.0%	11.3%
Net income	$459,744	$479,482	$494,138	$265,953	$170,379
Financial Position:
Cash and cash equivalents	$229,708	$319,845	$283,570	$456,693	$171,541
Total assets	9,115,226	8,324,585	7,974,853	8,192,161	3,129,881
Total debt	2,070,543	1,304,039	910,000	1,536,726	789,684
Shareholders’ equity	5,163,386	5,292,363	5,326,320	4,939,931	1,799,853
Statements of Cash Flows:
Net cash provided by operating activities	$730,929	$391,562	$713,478	$446,993	$182,918
Capital expenditures	274,244	180,080	136,983	108,907	76,430
Quarterly dividends paid	213,667	194,024	166,224	110,668	68,074
Purchase of treasury shares	315,780	389,135	5,569	4,025	152,521
Share Data:
Weighted-average shares outstanding	113,263,951	118,165,751	118,951,434	85,448,592	56,641,810
Weighted-average shares outstanding – assuming dilution	113,313,567	118,276,086	119,081,445	85,547,530	56,873,492
Dividends declared per common share	$1.92	$1.68	$1.45	$6.31	$1.22
Earnings per Common Share:
Net income	$4.06	$4.06	$4.15	$3.11	$3.01
Net income – assuming dilution	4.06	4.05	4.15	3.11	3.00
Non-GAAP Measures: (1)
Gross profit excluding special project costs	$1,888,385	$1,852,606	$1,790,560	$1,251,429	$783,674
% of net sales	34.2%	38.4%	38.9%	33.3%	31.0%
Operating income excluding special project costs	$893,938	$897,423	$830,312	$535,170	$297,273
% of net sales	16.2%	18.6%	18.0%	14.2%	11.8%
Income and income per common share excluding special project costs:
Income	$535,579	$555,133	$520,782	$321,617	$178,881
Income per common share – assuming dilution	$4.73	$4.69	$4.37	$3.76	$3.15

(1)	Refer to “Non-GAAP Measures” located on page 32 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.

The J. M. Smucker Company 2012 Annual Report 21

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The J. M. Smucker Company

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2012 and 2011.

(Dollars in thousands, except per share data)	Quarter Ended	Net Sales	Gross Profit	Net Income	Net Income per Common Share	Net Income per Common Share – Assuming Dilution
2012	July 31, 2011	$1,188,883	$431,084	$111,523	$0.98	$0.98
	October 31, 2011	1,513,905	498,669	127,247	1.12	1.12
	January 31, 2012	1,467,641	465,685	116,844	1.03	1.03
	April 30, 2012	1,355,353	449,785	104,130	0.93	0.93
2011	July 31, 2010	$1,047,312	$408,435	$102,881	$0.86	$0.86
	October 31, 2010	1,278,913	494,670	149,726	1.25	1.25
	January 31, 2011	1,312,351	474,414	131,995	1.12	1.11
	April 30, 2011	1,187,167	420,998	94,880	0.82	0.82

Annual net income per common share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

STOCK PRICE DATA

The Company’s common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 284,900 shareholders as of June 15, 2012, of which approximately 51,800 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends
2012	July 31, 2011	$80.26	$73.76	$0.48
	October 31, 2011	78.62	66.43	0.48
	January 31, 2012	81.40	71.24	0.48
	April 30, 2012	81.97	70.50	0.48
2011	July 31, 2010	$63.75	$53.27	$0.40
	October 31, 2010	64.55	57.20	0.40
	January 31, 2011	66.28	60.46	0.44
	April 30, 2011	75.46	61.16	0.44

22 The J. M. Smucker Company 2012 Annual Report

COMPARISON OF FIVE-YEAR CUMULATIVE

TOTAL SHAREHOLDER RETURN

The J. M. Smucker Company

Among The J. M. Smucker Company, the S&P 500 Index, and the S&P Packaged Foods & Meats Index

	April 30,
	2007	2008	2009	2010	2011	2012
The J. M. Smucker Company	$100.00	$91.39	$81.44	$129.79	$163.91	$178.21
S&P 500	100.00	95.32	61.66	85.61	100.36	105.13
S&P Packaged Foods & Meats	100.00	98.19	77.72	108.80	126.50	143.03

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2012, for the Company’s common shares, the S&P 500 Index, and the S&P Packaged Foods & Meats Index. These figures assume all dividends are reinvested when received and are based on $100 invested in the Company’s common shares and the referenced index funds on April 30, 2007.

Copyright© 2012 Standard & Poor’s, a division of The McGraw-Hill Companies Inc. All rights reserved. www.researchdatagroup.com/S&P.htm

The J. M. Smucker Company 2012 Annual Report 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

EXECUTIVE SUMMARY

For more than 110 years, The J. M. Smucker Company (“Company”), headquartered in Orrville, Ohio, has been committed to offering consumers products that bring families together to share memorable meals and moments. Today, the Company is a leading marketer and manufacturer of fruit spreads, retail packaged coffee, peanut butter, shortening and oils, ice cream toppings, sweetened condensed milk, and health and natural foods beverages in North America.

Its family of brands includes Smucker’s, Folgers, Dunkin’ Donuts, Jif, Crisco, Pillsbury, Eagle Brand, R.W. Knudsen Family, Hungry Jack, Café Bustelo, Café Pilon, White Lily, and Martha White in the United States, along with Robin Hood, Five Roses, Carnation, and Bick’s in Canada. In addition to these brands, the Company markets products under numerous other brands, including Millstone, Dickinson’s, Laura Scudder’s, Adams, Double Fruit (Canada), and Santa Cruz Organic.

The Company has three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and International, Foodservice, and Natural Foods. The Company’s two U.S. retail market segments in total comprised nearly 80 percent of the Company’s net sales in 2012 and represent a major portion of the strategic focus area for the Company – the sale of branded food products with leadership positions to consumers through retail outlets in North America. The International, Foodservice, and Natural Foods segment represents sales outside of the U.S. retail market segments.

In both of the U.S. retail market segments, the Company’s products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, and military commissaries. In the International, Foodservice, and Natural Foods segment, the Company’s products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and health and natural foods stores and distributors.

STRATEGIC ELEMENTS

The Company remains rooted in its Basic Beliefs of Quality, People, Ethics, Growth, and Independence, established by its founder and namesake, Jerome Smucker, more than a century ago. Today, these basic beliefs are the core of the Company’s unique culture and serve as a foundation for decision making and actions. The Company has been led by four generations of family leadership, having had only five chief executive officers in 115 years. This continuity of management and thought extends to the broader leadership team that embodies the values and embraces the business practices that have contributed to the Company’s consistent growth.

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

24 The J. M. Smucker Company 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

RESULTS OF OPERATIONS

On January 3, 2012, the Company completed the acquisition of a majority of the North American foodservice coffee and hot beverage business of Sara Lee Corporation (“Sara Lee foodservice business”) for $420.6 million. On May 16, 2011, the Company acquired the coffee brands and business operations of Rowland

Coffee Roasters, Inc. (“Rowland Coffee”), a privately-held company headquartered in Miami, Florida, for $362.8 million. The acquisitions have been accounted for as purchase business combinations, and the results of each business are included in the Company’s consolidated financial statements from the date of acquisition.

	Year Ended April 30,
(Dollars in millions, except per share data)	2012	2011	2010	2012 % Increase (Decrease)	2011 % Increase (Decrease)
Net sales	$5,525.8	$4,825.7	$4,605.3	15%	5%
Gross profit	$1,845.2	$1,798.5	$1,786.7	3%	1%
% of net sales	33.4%	37.3%	38.8%
Operating income	$778.3	$784.3	$790.9	(1)%	(1)%
% of net sales	14.1%	16.3%	17.2%
Net income:
Net income	$459.7	$479.5	$494.1	(4)%	(3)%
Net income per common share – assuming dilution	$4.06	$4.05	$4.15	—%	(2)%
Gross profit excluding special project costs (1)	$1,888.4	$1,852.6	$1,790.6	2%	3%
% of net sales	34.2%	38.4%	38.9%
Operating income excluding special project costs (1)	$893.9	$897.4	$830.3	—%	8%
% of net sales	16.2%	18.6%	18.0%
Income excluding special project costs: (1)
Income	$535.6	$555.1	$520.8	(4)%	7%
Income per common share – assuming dilution	$4.73	$4.69	$4.37	1%	7%

(1)	Refer to “Non-GAAP Measures” located on page 32 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.

Summary of 2012

Net sales in 2012 increased 15 percent, compared to 2011, as the impact of price increases and the contribution from acquisitions more than offset a five percent decline in volume. While the net effect of price increases more than offset overall higher raw material costs, the decrease in volume, along with increased selling and general and administrative expenses, resulted in a one percent decline in operating income for 2012, compared to 2011. Excluding restructuring and merger and integration costs (“special project costs”), operating margin declined to 16.2 percent from 18.6 percent in 2011. GAAP and non-GAAP results include the impact of an $11.3 million loss on divestiture in 2012 and a noncash impairment charge of $17.2 million in 2011, both related to the Europe’s Best frozen fruit and vegetable business, which was sold in October 2011. The Company’s net income per diluted share was flat in 2012, compared to 2011, and increased one percent excluding special project costs, reflecting the benefit of a decrease in weighted-average common shares outstanding as a result of the Company’s share repurchase activity during 2012 and the second half of 2011.

Summary of 2011

Net sales in 2011 increased five percent, compared to 2010, primarily due to price increases. Sales mix and the impact of foreign exchange also contributed to more than offset the impact of the potato products divestiture in March 2010 and a one percent decline in volume. While the net effect of price increases more than offset overall higher raw material costs, increased special project costs and impairment charges resulted in a one percent decline in operating income. Excluding special project costs, operating income increased eight percent for 2011, compared to 2010. The Company’s net income per diluted share decreased two percent, yet increased seven percent excluding special project costs, for 2011, compared to 2010.

The J. M. Smucker Company 2012 Annual Report 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Net Sales

2012 Compared to 2011

	Year Ended April 30,
(Dollars in millions)	2012	2011	Increase (Decrease)%
Net sales	$5,525.8	$4,825.7	$700.0	15%
Adjust for certain noncomparable items:
Acquisitions	(239.5)	—	(239.5)	(5)
Divestiture	—	(16.7)	16.7	—
Foreign exchange	(6.5)	—	(6.5)	—

Net sales adjusted for the noncomparable impact of acquisitions, divestiture, and foreign exchange	$5,279.8	$4,809.0	$470.7	10%

Amounts may not add due to rounding.

Net sales for 2012 increased $700.0 million, or 15 percent, compared to 2011, driven primarily by the impact of higher realized prices and acquisitions. The Sara Lee foodservice business and Rowland Coffee acquisitions contributed $124.2 million and $115.3 million, respectively, to 2012 net sales. Excluding acquisitions, the Europe’s Best divestiture, and the impact of foreign exchange, net sales were up 10 percent in 2012, compared to 2011, and volume decreased five percent, driven by Crisco oils, Folgers coffee, Jif peanut butter, and Pillsbury flour. The volume decline resulted from lower consumer purchases due mostly to significantly higher retail prices and the competitive environment.

2011 Compared to 2010

	Year Ended April 30,
(Dollars in millions)	2011	2010	Increase (Decrease)%
Net sales	$4,825.7	$4,605.3	$220.5	5%
Adjust for certain noncomparable items:
Divestitures	—	(40.4)	40.4	1
Foreign exchange	(22.1)	—	(22.1)	—

Net sales adjusted for the noncomparable impact of divestitures and foreign exchange	$4,803.7	$4,564.9	$238.8	5%

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

Operating Income

The following table presents the components of operating income as a percentage of net sales.

	Year Ended April 30,
	2012	2011	2010
Gross profit	33.4%	37.3%	38.8%
Selling, distribution, and administrative expenses:
Marketing	2.7%	3.4%	3.8%
Advertising	2.2	2.4	2.8
Selling	3.3	3.3	3.3
Distribution	2.8	3.2	3.3
General and administrative	5.2	5.6	5.9

Total selling, distribution, and administrative expenses	16.2%	17.9%	19.1%

Amortization	1.6	1.5	1.6
Impairment charges	0.1	0.4	0.3
Other restructuring and merger and integration costs	1.3	1.2	0.8
Loss (gain) on divestitures	0.2	—	(0.3)
Other operating (income) expense – net	—	—	0.2

Operating income	14.1%	16.3%	17.2%

Amounts may not add due to rounding.

2012 Compared to 2011

Gross profit increased $46.7 million, or three percent, in 2012, compared to 2011, due to the contribution from acquisitions and lower special project costs included in cost of products sold. Excluding these special project costs, gross profit increased $35.8 million. Raw material costs were higher in 2012, compared to 2011, most significantly for green coffee, edible oils, peanuts, flour, milk, and sweetener. Higher prices in place during the year more than offset these higher costs, most significantly on peanut butter, but did not offset the overall impact of volume declines. Gross margin contracted from 38.4 percent in 2011 to 34.2 percent in 2012, excluding special project costs.

Selling, distribution, and administrative expenses (“SD&A”) increased three percent in 2012, compared to 2011, yet decreased as a percentage of net sales from 17.9 percent to 16.2 percent, reflecting the impact of price increases on net sales. The Company’s total marketing expense decreased $9.3 million, or three percent, in 2012, compared to 2011, although the portion allocated to advertising increased $4.5 million during the same period. A portion of the marketing expense decline was redeployed to trade and consumer promotions during 2012, which were reflected as a reduction of net sales. Selling expenses and general and administrative expenses increased 15 percent and six percent, respectively, primarily due to the Sara Lee foodservice business and Rowland Coffee acquisitions. Distribution expenses decreased one percent.

26 The J. M. Smucker Company 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Noncash impairment charges of $4.6 million and $17.6 million were recognized in 2012 and 2011, respectively. The 2012 impairment charge related to a regional canned milk trademark, while the majority of the 2011 charge resulted from the write-down to estimated fair value of the intangible assets of the Europe’s Best business. In 2012, the Company recognized an $11.3 million loss on the sale of Europe’s Best.

Operating income decreased $6.0 million, or one percent, in 2012, compared to 2011. Special project costs increased $2.5 million in 2012, compared to 2011, as a decrease in restructuring costs due to the closure of several facilities was offset by an increase in integration costs related to the Sara Lee foodservice business and Rowland Coffee acquisitions. Excluding the impact of special project costs in both periods, operating income decreased from 18.6 percent of net sales in 2011 to 16.2 percent in 2012.

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

SD&A decreased two percent in 2011, compared to 2010, and decreased as a percentage of net sales from 19.1 percent to 17.9 percent. Marketing expenses, including advertising, decreased eight percent in 2011, compared to 2010, which included record investment in print, online, and television advertisement in support of the Company’s largest brands. Distribution expenses decreased one percent in 2011, compared to 2010, related generally to declines in sales volume. Selling expenses increased three percent but remained flat as a percentage of net sales. General and administrative expenses increased two percent, primarily related to higher depreciation charges and digital marketing initiatives, but were lower as a percentage of net sales.

Noncash impairment charges of $17.6 million and $11.7 million were recognized in 2011 and 2010, respectively, resulting from the write-down to estimated fair value of certain of the Company’s intangible assets, primarily the Europe’s Best trademark and customer relationship. A $12.9 million gain was recognized on the potato products divestiture in 2010. Other operating expense – net of $0.6 and $10.3 million was recognized in 2011 and 2010, respectively, consisting of losses on the disposition of assets.

Operating income decreased $6.6 million, or one percent, in 2011, compared to 2010, including an overall $73.7 million increase in special project costs. Excluding the impact of special project costs in both periods, operating income increased $67.1 million, or eight percent, and improved from 18.0 percent of net sales in 2010 to 18.6 percent in 2011. Special project costs were higher in 2011, compared to 2010, driven by costs related to the Company’s restructuring project, which were only slightly offset by lower integration costs.

Interest Income and Expense

Interest income decreased slightly in 2012, compared to 2011, due to lower investment balances. Interest expense increased $11.7 million during 2012, compared to 2011, due to higher debt outstanding as a result of the Company’s October 2011 public issuance of $750.0 million in Notes. The increased borrowing costs were somewhat offset by the benefit of the Company’s interest rate swap activities and higher capitalized interest associated with the Company’s capital expenditures. During the second quarter of 2012, the Company terminated two interest rate swaps, resulting in a net settlement gain of $17.7 million to be recognized over the remaining life of the underlying debt instruments, including $1.7 million in 2012.

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

Income Taxes

Income taxes increased two percent in 2012, compared to 2011, despite a two percent decrease in income before income taxes during the same period. The effective tax rate increased to 34.4 percent in 2012 from 33.1 percent in 2011, primarily due to decreased tax benefits related to the domestic manufacturing deduction and slightly higher state income taxes in 2012, compared to 2011.

Income taxes increased slightly in 2011, compared to 2010, despite a two percent decrease in income before income taxes during the same period. The effective tax rate increased to 33.1 percent in 2011 from 32.4 percent in 2010, primarily due to higher current and deferred state income taxes and reduced tax benefits associated with the Canadian operations, partially offset by increased tax benefits related to the domestic manufacturing deduction in 2011, compared to 2010.

The J. M. Smucker Company 2012 Annual Report 27

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Restructuring

In calendar 2010, the Company announced its plan to restructure its coffee, fruit spreads, and Canadian pickle and condiments operations as part of its ongoing efforts to enhance the long-term strength and profitability of its leading brands. The initiative is a long-term investment to optimize production capacity and lower the overall cost structure. It includes capital investments for a new state-of-the-art food manufacturing facility in Orrville, Ohio; consolidation of coffee production in New Orleans, Louisiana; and the transition of the Company’s pickle and condiments production to third-party manufacturers.

Upon completion, the restructuring plan will result in a reduction of approximately 850 full-time positions and the closing of six of the Company’s facilities – Memphis, Tennessee; Ste. Marie, Quebec; Sherman, Texas; Kansas City, Missouri; Dunnville, Ontario; and Delhi Township, Ontario. The Sherman, Dunnville, Delhi Township, and Kansas City facilities have been closed and approximately 70 percent of the full-time positions have been reduced as of April 30, 2012.

During 2012, the Company increased anticipated restructuring costs from approximately $235.0 million to $245.0 million,

consisting primarily of increases to employee separation and site preparation and equipment relocation charges. The Company has incurred cumulative costs of $188.8 million related to the initiative through April 30, 2012, including $81.1 million in 2012 consisting primarily of $34.2 million of long-lived asset charges, mainly accelerated depreciation, and $20.4 million of employee separation costs. The majority of the remaining costs are anticipated to be recognized over the next two fiscal years.

Segment Results

The Company has three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and International, Foodservice, and Natural Foods. The U.S. Retail Coffee segment primarily represents the domestic sales of Folgers, Dunkin’ Donuts, Millstone, Café Bustelo, and Café Pilon branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of Smucker’s, Crisco, Jif, Pillsbury, Eagle Brand, Hungry Jack, and Martha White branded products; and the International, Foodservice, and Natural Foods segment is comprised of products distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and health and natural foods stores and distributors.

	Year Ended April 30,
(Dollars in millions)	2012	2011	2010	2012 % Increase (Decrease)	2011 % Increase (Decrease)
Net sales:
U.S. Retail Coffee	$2,297.7	$1,930.9	$1,700.5	19%	14%
U.S. Retail Consumer Foods	2,094.5	1,953.0	2,004.7	7	(3)
International, Foodservice, and Natural Foods	1,133.6	941.8	900.1	20	5
Segment profit:
U.S. Retail Coffee	$543.0	$536.1	$484.0	1%	11%
U.S. Retail Consumer Foods	393.3	406.5	407.7	(3)	—
International, Foodservice, and Natural Foods	168.6	159.6	140.4	6	14
Segment profit margin:
U.S. Retail Coffee	23.6%	27.8%	28.5%
U.S. Retail Consumer Foods	18.8	20.8	20.3
International, Foodservice, and Natural Foods	14.9	16.9	15.6

28 The J. M. Smucker Company 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

U.S. Retail Coffee

Net sales for the U.S. Retail Coffee segment increased 19 percent in 2012, compared to 2011, including the net realization of price increases. The acquisition of Rowland Coffee contributed $99.3 million to segment net sales, representing five percentage points of the increase. Excluding Rowland Coffee, segment volume decreased eight percent. Volume declined for the Folgers brand in line with the overall segment, and was primarily attributed to consumer response to higher prices and aggressive private label price points by certain key retailers. Additionally, volume decreased five percent for Dunkin’ Donuts packaged coffee. Contributing to favorable sales mix in 2012, net sales of Folgers Gourmet Selections and Millstone K-Cups totaled $178.2 million, an increase of $125.2 million, compared to 2011, and represented six percentage points of segment net sales growth, but contributed only one percentage point growth to volume. Segment profit increased one percent in 2012, compared to 2011, despite volume declines, due to the Rowland Coffee acquisition, while segment profit margin declined to 23.6 percent from 27.8 percent in 2011. Price increases realized during the year more than offset higher green coffee costs, and, along with a decrease in segment marketing and distribution expenses, also contributed to segment profit.

Net sales for the U.S. Retail Coffee segment increased 14 percent in 2011, compared to 2010. Price increases taken during the year contributed approximately 11 percent to net sales and more than offset a one percent volume decline. The introduction of Folgers Gourmet Selections and Millstone K-Cups offerings in the second quarter of the fiscal year added approximately three percent to U.S. Retail Coffee segment net sales in 2011. Volume decreased two percent for the Folgers brand, while Dunkin’ Donuts packaged coffee increased six percent in 2011, compared to 2010. Segment profit increased 11 percent in 2011, compared to 2010, as price increases realized during the year more than offset higher green coffee costs. Segment marketing expenses decreased 17 percent in 2011, compared to 2010, as advertising was at more typical levels in 2011 and incremental investments were made in 2010. Segment profit margin declined to 27.8 percent in 2011 from 28.5 percent in 2010.

U.S. Retail Consumer Foods

The U.S. Retail Consumer Foods segment net sales increased seven percent in 2012, compared to 2011, as the impact of price increases more than offset a six percent decline in segment volume. Jif peanut butter net sales increased 16 percent in 2012, compared to 2011, reflecting price increases taken over the past year, somewhat offset by a six percent volume decline. The overall decline in peanut butter volume was due to consumer response to significantly higher retail prices, lost peanut butter distribution with a key retailer during the year, and competitive activity. Smucker’s fruit spreads net sales increased one percent and volume was down four percent during the same period, primarily due to competitive activity, as well as fewer cross-promotional activities with peanut butter. Crisco brand net sales, including the realization of higher prices, increased five percent, while volume was down 15 percent as the brand experienced substantial price competition with private label offerings by certain retailers. For the same period, net sales for the Pillsbury brand increased nine percent and volume was flat, as declines in flour were offset by increases in baking mixes. Canned milk net sales increased three percent and volume decreased four percent during 2012, compared to 2011. U.S. Retail Consumer Foods segment profit decreased three percent in 2012, compared to 2011, primarily due to an impairment charge of approximately $4.6 million related to a regional canned milk trademark and higher segment distribution and selling expenses. Price increases taken during 2012, most notably on peanut butter, essentially offset both higher commodity costs and the volume decline. Segment profit margin was 18.8 percent in 2012, compared to 20.8 percent in 2011.

Net sales and volume for the U.S. Retail Consumer Foods segment decreased three percent in 2011, compared to 2010. Net sales and volume decreased one percent for the same period excluding potato products. Net sales included the impact of a peanut butter price reduction of five percent taken at the beginning of the fiscal year as well as Crisco oil price declines in effect during much of the year. Volume gains were realized in Jif peanut butter, Crisco oils, Smucker’s fruit spreads, and Hungry Jack pancake mixes and syrups, offset by declines in Pillsbury flour and baking mixes. The declines in Pillsbury flour and baking mixes were the result of planned reductions in lower-margin products and a competitive and promotional environment during most of the year. Regional baking brands and canned milk were also down. While segment profit in 2011 was flat compared to 2010, segment profit margin improved from 20.3 percent to 20.8 percent, as decreases in supply chain costs and marketing expenses in 2011 more than offset the gain of approximately $12.9 million on divested potato products included in 2010.

The J. M. Smucker Company 2012 Annual Report 29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

International, Foodservice, and Natural Foods

Net sales for the International, Foodservice, and Natural Foods segment increased 20 percent in 2012, compared to 2011. The acquisition of the Sara Lee foodservice business contributed $124.2 million to segment net sales, while Rowland Coffee contributed $16.0 million. In total, the impact of the acquisitions represented 15 percentage points of the increase in segment net sales. Excluding the impact of acquisitions, the Europe’s Best divestiture in Canada, and foreign exchange, segment net sales increased seven percent compared to the same period last year and volume declined two percent. International, Foodservice, and Natural Foods segment profit increased six percent, but declined to 14.9 percent of net sales in 2012 from 16.9 percent of net sales in 2011, partially reflecting the acquisition of the lower-margin Sara Lee foodservice business. An $11.3 million loss was recognized on the Europe’s Best divestiture in 2012, while a $17.2 million noncash impairment charge related to Europe’s Best intangible assets was recognized in 2011.

On March 26, 2012, the Company acquired a 25 percent equity interest in Guilin Seamild Biologic Technology Development Co., Ltd. (“Seamild”), a privately-owned manufacturer and marketer of oats products headquartered in Guilin in the Guangxi province of China, for $35.9 million. Seamild is accounted for as an equity method investment. It did not have a material impact on the Company’s or segment’s results of operations for the year ended April 30, 2012, and is not expected to materially impact the results of operations in 2013.

Net sales and volume for the International, Foodservice, and Natural Foods segment increased five percent and two percent, respectively, for 2011, compared to 2010. Excluding foreign exchange, net sales increased two percent compared to the same period in 2010. International, Foodservice, and Natural Foods segment profit increased 14 percent and improved to 16.9 percent of net sales in 2011 from 15.6 percent of net sales in 2010. An impairment charge of $17.2 million related to Europe’s Best intangible assets was recorded in 2011, compared to $7.3 million in 2010. The incremental impairment charge of $9.9 million reduced segment profit margin by 1.1 percentage points. However, segment profit in 2011 benefited from lower supply chain costs and favorable sales mix, primarily driven by Folgers coffee, which more than offset the impact of the higher impairment charge.

FINANCIAL CONDITION

Liquidity

	Year Ended April 30,
(Dollars in millions)	2012	2011	2010
Net cash provided by operating activities	$730.9	$391.6	$713.5
Net cash used for investing activities	(1,035.9)	(192.9)	(104.4)
Net cash provided by (used for) financing activities	219.6	(170.4)	(788.5)

Net cash provided by operating activities	$730.9	$391.6	$713.5
Additions to property, plant, and equipment	(274.2)	(180.1)	(137.0)

Free cash flow	$456.7	$211.5	$576.5

Amounts may not add due to rounding.

The Company’s principal source of funds is cash generated from operations, supplemented by borrowings against the Company’s revolving credit facility. Total cash and cash equivalents decreased to $229.7 million at April 30, 2012, compared to $319.8 million at April 30, 2011.

The Company typically expects a significant use of cash to fund working capital requirements during the first half of each fiscal year, primarily due to seasonal fruit procurement, the buildup of inventories to support the Fall Bake and Holiday period, and the additional increase of coffee inventory in advance of the Atlantic hurricane season. The Company expects cash provided by operations in the second half of its fiscal year to significantly exceed the amount in the first half of the year, upon completion of the Company’s Fall Bake and Holiday period.

Cash provided by operating activities was $730.9 million, $391.6 million, and $713.5 million in 2012, 2011, and 2010, respectively. The increase in cash provided by operating activities in 2012, compared to 2011, was primarily related to a decrease in working capital requirements due to lower inventory levels and a decrease in income tax payments. Additionally, as the Easter holiday occurred later in 2011, more of the collection cycle occurred during the first quarter of 2012 than it did during 2011. This increase to cash from operations related to receivables was partially offset by the Sara Lee foodservice business and Rowland Coffee receivables and the impact of higher prices. The decrease in cash provided by operating activities in 2011, compared to 2010, was primarily related to increases in commodity costs on higher inventory levels, an increase in income tax payments, and the timing of the Easter holiday.

30 The J. M. Smucker Company 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

The significant increase in commodity costs, primarily green coffee in the second half of 2011, was reflected in higher trade receivables and inventory balances, offset somewhat by the related impact of an increase in accounts payable in 2011, compared to 2010. Also contributing to the higher trade receivables was the Easter holiday occurring later in 2011 than in 2010 resulting in more of the collection cycle being deferred into the next fiscal year. Approximately $80.0 million of the increase in income tax payments represented a change in the timing of the payments.

Cash used for investing activities was $1,035.9 million, $192.9 million, and $104.4 million in 2012, 2011, and 2010, respectively. Cash used for investing activities in 2012 consisted mainly of $737.3 million related to the Sara Lee foodservice business and Rowland Coffee acquisitions and a record $274.2 million in capital expenditures, including approximately $134.2 million related to expenditures associated with the Company’s restructuring project. The increased cash used for investing activities in 2011, compared to 2010, was primarily due to the purchase of $75.6 million of marketable securities in 2011 and increased capital expenditures. Cash used for capital expenditures increased to $180.1 million in 2011, compared to $137.0 million in 2010, primarily related to expenditures associated with the Company’s restructuring project and corporate headquarters expansion.

Cash provided by financing activities during 2012 was $219.6 million. Proceeds of $748.6 million related to the Company’s public debt issuance were partially offset by quarterly dividend payments of $213.7 million and the purchase of treasury shares for $315.8 million, primarily representing the repurchase of approximately 4.1 million common shares available under Board of Directors’ authorizations. Cash used for financing activities during 2011 was $170.4 million. The Company’s issuance of $400.0 million in Senior Notes was more than offset by quarterly dividend payments of $194.0 million and the purchase of treasury shares for $389.1 million, including the repurchase of approximately 5.7 million common shares. Cash used for financing activities during 2010 was $788.5 million, which consisted primarily of $625.0 million in debt repayments and $166.2 million in quarterly dividend payments. The increased dividend payments in 2011, compared to 2010, resulted from increases in the quarterly dividend rate during the period.

Capital Resources

The following table presents the Company’s capital structure.

	April 30,
(Dollars in millions)	2012	2011
Current portion of long-term debt	$50.0	$—
Long-term debt	2,020.5	1,304.0

Total debt	$2,070.5	$1,304.0
Shareholders’ equity	5,163.4	5,292.4

Total capital	$7,233.9	$6,596.4

Amounts may not add due to rounding.

On October 18, 2011, the Company completed a public offering of $750.0 million in aggregate principal amount of 3.50 percent Notes due October 15, 2021. The Company received proceeds of approximately $748.6 million, net of an offering discount of $1.4 million. The 3.50 percent Notes may be redeemed at any time prior to maturity, at the option of the Company. The Notes are senior unsecured obligations and rank equally with the Company’s other unsecured and unsubordinated debt and are guaranteed fully and unconditionally, on a joint and several basis, by J. M. Smucker LLC and The Folgers Coffee Company, two of the Company’s 100 percent wholly-owned subsidiaries. A portion of the proceeds was used to fund the Sara Lee foodservice business acquisition and for the repayment of borrowings outstanding under the Company’s revolving credit facility, resulting from funding the Rowland Coffee acquisition. The remainder of the proceeds was used for general corporate purposes, including share repurchases.

On July 29, 2011, the Company entered into a second amended and restated credit agreement with a group of 10 banks, which provides for an unsecured revolving credit line of $1.0 billion and matures July 29, 2016. At April 30, 2012, the Company did not have a balance outstanding under the revolving credit facility.

During 2012, the Company repurchased approximately 4.1 million common shares, including 3.5 million under Rule 10b5-1 trading plans, for $305.3 million. At April 30, 2012, approximately 3.9 million common shares remain available for repurchase under the Board of Directors’ most recent authorization. There is no guarantee as to the exact number of shares that will be repurchased or when such purchases may occur.

Cash requirements for 2013 will include capital expenditures of approximately $210.0 million to $220.0 million, including amounts related to the restructuring program, quarterly dividend payments of almost $215.0 million based on current rates and common shares outstanding, interest and principal payments on debt obligations of approximately $100.0 million and $50.0 million, respectively, and contributions to the defined benefit pension plans of approximately $32.0 million for the year, including $20.0 million of lump-sum cash settlements. Absent any further acquisitions or other significant investments, the Company believes that cash on hand, combined with cash provided by operations and borrowings available under its credit facility, will be sufficient to meet cash requirements for the next 12 months, including capital expenditures, the payment of quarterly dividends, interest and principal on debt outstanding, and pension contributions.

The J. M. Smucker Company 2012 Annual Report 31

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

	Year Ended April 30,
(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
Reconciliation to gross profit:
Gross profit	$1,845,223	$1,798,517	$1,786,690	$1,251,429	$782,164
Cost of products sold – restructuring	38,552	54,089	3,870	—	1,510
Cost of products sold – merger and integration	4,610	—	—	—	—

Gross profit excluding special project costs	$1,888,385	$1,852,606	$1,790,560	$1,251,429	$783,674

Reconciliation to operating income:
Operating income	$778,283	$784,272	$790,909	$452,275	$284,559
Cost of products sold – restructuring	38,552	54,089	3,870	—	1,510
Cost of products sold – merger and integration	4,610	—	—	—	—
Other restructuring costs	42,589	47,868	1,841	10,229	3,237
Other merger and integration costs	29,904	11,194	33,692	72,666	7,967

Operating income excluding special project costs	$893,938	$897,423	$830,312	$535,170	$297,273

Reconciliation to net income:
Net income	$459,744	$479,482	$494,138	$265,953	$170,379
Income taxes	241,414	237,682	236,615	130,112	84,409
Cost of products sold – restructuring	38,552	54,089	3,870	—	1,510
Cost of products sold – merger and integration	4,610	—	—	—	—
Other restructuring costs	42,589	47,868	1,841	10,229	3,237
Other merger and integration costs	29,904	11,194	33,692	72,666	7,967

Income before income taxes excluding special project costs	$816,813	$830,315	$770,156	$478,960	$267,502
Income taxes, as adjusted	281,234	275,182	249,374	157,343	88,621

Income excluding special project costs	$535,579	$555,133	$520,782	$321,617	$178,881
Weighted-average shares – assuming dilution	113,313,567	118,276,086	119,081,445	85,547,530	56,873,492
Income per common share excluding special project costs – assuming dilution	$4.73	$4.69	$4.37	$3.76	$3.15

32 The J. M. Smucker Company 2012 Annual Report

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

The following table summarizes the Company’s contractual obligations at April 30, 2012.

(Dollars in millions)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term debt obligations	$2,070.5	$50.0	$150.0	$136.5	$1,734.0
Interest payments	749.6	97.6	183.7	169.0	299.3
Operating lease obligations	89.3	22.4	34.5	21.5	10.9
Purchase obligations	1,301.8	1,111.3	190.5	—	—
Other noncurrent liabilities	295.9	—	4.0	—	291.9

Total	$4,507.1	$1,281.3	$562.7	$327.0	$2,336.1

Purchase obligations in the above table include agreements to purchase goods or services that are enforceable and legally binding on the Company. Included in this category are certain obligations related to normal, ongoing purchase obligations in which the Company has guaranteed payment to ensure availability of raw materials and packaging supplies. The Company expects to receive consideration for these purchase obligations in the form of materials. The purchase obligations in the above table do not represent the entire anticipated purchases in the future, but represent only those items for which the Company is contractually obligated. Other noncurrent liabilities in the above table exclude the liability for unrecognized tax benefits and tax-related net interest and penalties of approximately $25.7 million under Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, since the Company is unable to reasonably estimate the timing of cash settlements with the respective taxing authorities.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

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

Trade Marketing and Merchandising Programs: In order to support the Company’s products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represented approximately 23 percent of net sales in 2012, the possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Income Taxes: The future tax benefit arising from the net deductible temporary differences and tax carryforwards is approximately $154.1 million and $116.9 million at April 30, 2012 and 2011, respectively. Management believes that the Company’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results of the Company indicate that realization is not likely, a valuation allowance has been provided.

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

The J. M. Smucker Company 2012 Annual Report 33

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

In the ordinary course of business, the Company is exposed to uncertainties related to tax filing positions and periodically assesses these tax positions for all tax years that remain subject to examination, based upon the latest information available. For uncertain tax positions, the Company has recognized a liability for unrecognized tax benefits, including any applicable interest and penalty charges.

Long-Lived Assets: Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware that indicate the carrying value of the Company’s long-lived assets may not be recoverable at April 30, 2012.

Goodwill and Other Indefinite-Lived Intangible Assets: The Company is required to test goodwill for impairment annually and more often if indicators of impairment exist. To test for goodwill impairment, the Company estimates the fair value of each of its reporting units using both a discounted cash flow valuation technique and a market-based approach. The impairment test incorporates the Company’s estimates of future cash flows, allocations of certain assets, liabilities, and cash flows among reporting units, future growth rates, terminal value amounts, and the applicable weighted-average cost of capital used to discount those estimated cash flows. The estimates and projections used in the calculation of fair value are consistent with the Company’s current and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, and planned capital expenditures. Changes in forecasted operations and other estimates and assumptions could impact the assessment of impairment in the future.

At April 30, 2012, goodwill totaled $3.1 billion. Goodwill is substantially concentrated within the U.S. Retail Coffee and U.S. Retail Consumer Foods segments. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2012. The estimated fair value of each reporting unit was substantially in excess of its carrying value as of the annual test date.

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

At April 30, 2012, other indefinite-lived intangible assets totaled $1.8 billion. Trademarks that represent the Company’s leading, iconic brands comprise more than 90 percent of the total carrying value of its other indefinite-lived intangible assets. Each of these trademarks had an estimated fair value substantially in excess of its carrying value as of the annual test date, with the exception of trademarks acquired during the year ended April 30, 2012. Management has concluded that the risk of impairment related to these trademarks is remote at April 30, 2012.

Pension and Other Postretirement Benefit Plans: To determine the Company’s ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans’ assets, assumed pay increases, and the health care cost trend rates. Management, along with third-party actuaries and investment managers, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2013 expense recognition, the Company will use a discount rate of 4.7 percent and 4.2 percent, and a rate of compensation increase of 4.1 percent and 4.0 percent for the U.S. and Canadian plans, respectively. The Company anticipates using an expected rate of return on plan assets of 7.0 percent for U.S. plans. For the Canadian plans, the Company anticipates using an expected rate of return on plan assets of 6.0 percent for the hourly plan and 6.3 percent for all other plans.

Recovery of Trade Receivables: In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of trade receivables based on a combination of factors. When aware that a specific customer may be unable to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of trade receivables could differ from management’s estimates due to changes in future economic or industry conditions or specific customers’ financial conditions.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK

The following discussions about the Company’s market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

34 The J. M. Smucker Company 2012 Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Interest Rate Risk: The fair value of the Company’s cash and cash equivalents at April 30, 2012, approximates carrying value. Exposure to interest rate risk on the Company’s long-term debt is mitigated due to fixed-rate maturities. In an effort to achieve a mix of variable versus fixed-rate debt under favorable market conditions at the time, the Company entered into an interest rate swap in 2011 on a portion of fixed-rate Senior Notes. The Company received a fixed rate and paid variable rates based on the London Interbank Offered Rate. The interest rate swap was designated as a fair value hedge and used to hedge against changes in the fair value of the debt. The instrument was recognized at fair value on the Consolidated Balance Sheet at April 30, 2011, and changes in the fair value were recognized in interest expense. The change in the fair value of the interest rate swap was offset by the change in the fair value of the long-term debt. In August 2011, the Company terminated this interest rate swap prior to maturity. As a result of the early termination, the Company received $27.0 million in cash, which included $3.1 million of interest receivable, and will realize a $23.9 million reduction of future interest expense through November 1, 2018, the maturity date of the underlying debt. The unamortized benefit at April 30, 2012, was $21.9 million and is reflected as an increase in the long-term debt balance.

In August 2011, the Company also entered into a forward-starting interest rate swap to partially hedge the risk of an increase in the benchmark interest rate during the period leading up to the $750.0 million 3.50 percent Notes public offering. The interest rate swap was designated as a cash flow hedge. The mark-to-market gains or losses on the swap were deferred and included as a component of accumulated other comprehensive (loss) income to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affected earnings. In October 2011, in conjunction with the pricing of the 3.50 percent Notes, the Company terminated the interest rate swap prior to maturity resulting in a loss of $6.2 million. The resulting loss will be recognized in interest expense over the life of the related debt. The ineffective portion of the hedge was reclassified to interest expense upon termination of the swap and was not material.

Based on the Company’s overall interest rate exposure as of and during the year ended April 30, 2012, including derivatives and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect the Company’s results of operations. In measuring interest rate risk by the amount of net change in the fair value of the Company’s financial liabilities, a hypothetical one percent decrease in interest rates at April 30, 2012, would increase the fair value of the Company’s long-term debt by approximately $117.0 million.

Foreign Currency Exchange Risk: The Company has operations outside the U.S. with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2012, are not expected to result in a significant impact on future earnings or cash flows.

The Company utilizes foreign currency exchange forwards and options contracts to manage the price volatility of foreign currency exchange fluctuations on future cash payments primarily related to purchases of certain raw materials, finished goods, and fixed assets in Canada. The contracts generally have maturities of less than one year. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of accumulated other comprehensive (loss) income. These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings. Based on the Company’s hedged foreign currency positions as of April 30, 2012, a hypothetical 10 percent change in exchange rates would not result in a material loss of fair value.

Revenues from customers outside the U.S. represented nine percent of net sales during 2012. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an impact on operating results.

Commodity Price Risk: Raw materials and other commodities used by the Company are subject to price volatility caused by supply and demand conditions, political and economic variables, weather, investor speculation, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, the Company uses futures and options with maturities generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in accumulated other comprehensive (loss) income to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

The following sensitivity analysis presents the Company’s potential loss of fair value resulting from a hypothetical 10 percent change in market prices.

	Year Ended April 30,
(Dollars in millions)	2012	2011
Raw material commodities:
High	$28.0	$24.5
Low	6.4	6.6
Average	14.6	14.7

The J. M. Smucker Company 2012 Annual Report 35

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

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

Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. The Company is providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of the Company’s control and could cause actual results to differ materially from such statements and from the Company’s historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K, as well as the following:

•	volatility of commodity markets from which raw materials, particularly green coffee beans, wheat, soybean oil, milk, peanuts, and sugar, are procured and the related impact on costs;

•

risks associated with derivative and purchasing strategies employed by the Company to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact the Company’s liquidity;

•	crude oil price trends and their impact on transportation, energy, and packaging costs;

•	the ability to successfully implement and realize the full benefit of price changes that are intended to fully recover cost and the competitive, retailer, and consumer response;

•	the success and cost of introducing new products and the competitive response;
•	the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses;

•	general competitive activity in the market, including competitors’ pricing practices and promotional spending levels;

•	the ability of the Company to successfully integrate acquired and merged businesses in a timely and cost-effective manner;

•	the successful completion of the Company’s restructuring programs and the ability to realize anticipated savings and other potential benefits within the time frames currently contemplated;

•	the impact of food security concerns involving either the Company’s or its competitors’ products;

•	the impact of accidents and natural disasters, including crop failures and storm damage;

•	the concentration of certain of the Company’s businesses with key customers and suppliers and the ability to manage and maintain key relationships;

•	the loss of significant customers, a substantial reduction in orders from these customers, or the bankruptcy of any such customer;

•	changes in consumer coffee preferences and other factors affecting the coffee business, which represents a substantial portion of the Company’s business;

•	a change in outlook or downgrade in the Company’s public credit rating by a rating agency;

•	the ability of the Company to obtain any required financing;

•	the timing and amount of capital expenditures, share repurchases, and restructuring costs;

•	impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;

•	the impact of new or changes to existing governmental laws and regulations and their application;

•	the impact of future legal, regulatory, or market measures regarding climate change;

•	the outcome of current and future tax examinations, changes in tax laws, and other tax matters, and their related impact on the Company’s tax positions;

•	foreign currency and interest rate fluctuations;

•	political or economic disruption;

•	other factors affecting share prices and capital markets generally; and

•	risks related to other factors described under “Risk Factors” in the other reports and statements filed by the Company with the Securities and Exchange Commission.

Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Annual Report. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

36 The J. M. Smucker Company 2012 Annual Report

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

The Company’s management, with the participation of the principal financial and executive officers, assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2012. In making this assessment, management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”).

Based on the Company’s assessment of internal control over financial reporting under the COSO criteria, management concluded the Company’s internal control over financial reporting was effective as of April 30, 2012.

Ernst & Young LLP, an independent registered public accounting firm, audited the effectiveness of the Company’s internal control over financial reporting as of April 30, 2012, and their report thereon is included on page 38 of this report.

Richard K. Smucker	Mark R. Belgya
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

The J. M. Smucker Company 2012 Annual Report 37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The J. M. Smucker Company

Board of Directors and Shareholders

The J. M. Smucker Company

We have audited The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”). The J. M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2012 and 2011, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2012, and our report dated June 20, 2012, expressed an unqualified opinion thereon.

Akron, Ohio

June 20, 2012

38 The J. M. Smucker Company 2012 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Board of Directors and Shareholders

The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2012 and 2011, and the related statements of consolidated income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), The

J. M. Smucker Company’s internal control over financial reporting as of April 30, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2012, expressed an unqualified opinion thereon.

Akron, Ohio

June 20, 2012

The J. M. Smucker Company 2012 Annual Report 39

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

Ernst & Young LLP, an independent registered public accounting firm, has audited the Company’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Management has made all financial records and related data available to Ernst & Young LLP during its audit.

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

Richard K. Smucker	Mark R. Belgya
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

40 The J. M. Smucker Company 2012 Annual Report

STATEMENTS OF CONSOLIDATED INCOME

The J. M. Smucker Company

	Year Ended April 30,
(Dollars in thousands, except per share data)	2012	2011	2010
Net sales	$5,525,782	$4,825,743	$4,605,289
Cost of products sold	3,637,397	2,973,137	2,814,729
Cost of products sold – restructuring	38,552	54,089	3,870
Cost of products sold – merger and integration	4,610	—	—

Gross Profit	1,845,223	1,798,517	1,786,690
Selling, distribution, and administrative expenses	892,683	863,114	878,221
Amortization	88,060	73,844	73,657
Impairment charges	4,590	17,599	11,658
Other restructuring costs	42,589	47,868	1,841
Other merger and integration costs	29,904	11,194	33,692
Loss (gain) on divestitures	11,287	—	(13,607)
Other operating (income) expense – net	(2,173)	626	10,319

Operating Income	778,283	784,272	790,909
Interest income	1,504	2,512	2,793
Interest expense	(81,296)	(69,594)	(65,187)
Other income (expense) – net	2,667	(26)	2,238

Income Before Income Taxes	701,158	717,164	730,753
Income taxes	241,414	237,682	236,615

Net Income	$459,744	$479,482	$494,138

Earnings per common share:
Net Income	$4.06	$4.06	$4.15

Net Income – Assuming Dilution	$4.06	$4.05	$4.15

See notes to consolidated financial statements.

The J. M. Smucker Company 2012 Annual Report 41

CONSOLIDATED BALANCE SHEETS

The J. M. Smucker Company

ASSETS

	April 30,
(Dollars in thousands)	2012	2011
Current Assets
Cash and cash equivalents	$229,708	$319,845
Trade receivables, less allowance for doubtful accounts	347,518	344,410
Inventories:
Finished products	643,517	518,243
Raw materials	318,059	345,336

	961,576	863,579
Other current assets	104,663	109,165

Total Current Assets	1,643,465	1,636,999

Property, Plant, and Equipment
Land and land improvements	89,599	77,074
Buildings and fixtures	460,242	347,950
Machinery and equipment	1,160,307	1,022,670
Construction in progress	142,983	76,778

	1,853,131	1,524,472
Accumulated depreciation	(757,042)	(656,590)

Total Property, Plant, and Equipment	1,096,089	867,882

Other Noncurrent Assets
Goodwill	3,054,618	2,812,746
Other intangible assets – net	3,187,007	2,940,010
Other noncurrent assets	134,047	66,948

Total Other Noncurrent Assets	6,375,672	5,819,704

	$9,115,226	$8,324,585

See notes to consolidated financial statements.

42 The J. M. Smucker Company 2012 Annual Report

CONSOLIDATED BALANCE SHEETS

The J. M. Smucker Company

LIABILITIES AND SHAREHOLDERS’ EQUITY

	April 30,
(Dollars in thousands)	2012	2011
Current Liabilities
Accounts payable	$274,725	$234,916
Accrued compensation	83,261	62,313
Accrued trade marketing and merchandising	62,111	62,588
Dividends payable	52,937	50,236
Current portion of long-term debt	50,000	—
Other current liabilities	93,938	72,623

Total Current Liabilities	616,972	482,676

Noncurrent Liabilities
Long-term debt	2,020,543	1,304,039
Defined benefit pensions	147,551	98,722
Other postretirement benefits	68,829	59,789
Deferred income taxes	992,692	1,042,823
Other noncurrent liabilities	105,253	44,173

Total Noncurrent Liabilities	3,334,868	2,549,546

Shareholders’ Equity
Serial preferred shares – no par value:
Authorized – 6,000,000 shares; outstanding – none	—	—
Common shares – no par value:
Authorized – 150,000,000 shares; outstanding – 110,284,715 at April 30, 2012, and 114,172,122 at April 30, 2011 (net of 18,320,450 and 14,432,043 treasury shares, respectively), at stated value	27,571	28,543
Additional capital	4,261,171	4,396,592
Retained income	961,207	866,933
Amount due from ESOP Trust	(2,572)	(3,334)
Accumulated other comprehensive (loss) income	(83,991)	3,629

Total Shareholders’ Equity	5,163,386	5,292,363

	$9,115,226	$8,324,585

See notes to consolidated financial statements.

The J. M. Smucker Company 2012 Annual Report 43

STATEMENTS OF CONSOLIDATED CASH FLOWS

The J. M. Smucker Company

	Year Ended April 30,
(Dollars in thousands)	2012	2011	2010
Operating Activities
Net income	$459,744	$479,482	$494,138
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	120,366	112,226	108,225
Depreciation – restructuring and merger and integration	38,570	53,569	3,870
Amortization	88,060	73,844	73,657
Impairment charges	4,590	17,599	11,658
Share-based compensation expense	21,711	24,044	25,949
Other noncash restructuring charges	8,030	8,540	—
Loss on sale of assets – net	3,390	2,867	5,776
Loss (gain) on divestitures	11,287	—	(13,607)
Deferred income tax benefit	(17,218)	(59,801)	(39,320)
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	9,286	(102,625)	31,521
Inventories	(48,189)	(204,159)	(46,160)
Other current assets	2,978	(33,443)	2,683
Accounts payable and accrued items	72,774	84,633	(34,620)
Proceeds from settlement of interest rate swaps – net	17,718	—	—
Defined benefit pension contributions	(11,428)	(16,779)	(4,436)
Accrued and prepaid taxes	(2,959)	(78,393)	56,227
Other – net	(47,781)	29,958	37,917

Net Cash Provided by Operating Activities	730,929	391,562	713,478

Investing Activities
Businesses acquired, net of cash acquired	(737,255)	—	—
Additions to property, plant, and equipment	(274,244)	(180,080)	(136,983)
Equity investment in affiliate	(35,874)	—	—
Proceeds from divestitures	9,268	—	19,554
Purchases of marketable securities	—	(75,637)	—
Sales and maturities of marketable securities	18,600	57,100	13,519
Proceeds from disposal of property, plant, and equipment	4,039	5,830	205
Other – net	(20,398)	(126)	(738)

Net Cash Used for Investing Activities	(1,035,864)	(192,913)	(104,443)

Financing Activities
Repayment of bank note payable	—	—	(350,000)
Repayments of long-term debt	—	(10,000)	(275,000)
Proceeds from long-term debt	748,560	400,000	—
Quarterly dividends paid	(213,667)	(194,024)	(166,224)
Purchase of treasury shares	(315,780)	(389,135)	(5,569)
Proceeds from stock option exercises	2,826	14,525	6,413
Other – net	(2,313)	8,215	1,832

Net Cash Provided by (Used for) Financing Activities	219,626	(170,419)	(788,548)
Effect of exchange rate changes on cash	(4,828)	8,045	6,390

Net (decrease) increase in cash and cash equivalents	(90,137)	36,275	(173,123)
Cash and cash equivalents at beginning of year	319,845	283,570	456,693

Cash and Cash Equivalents at End of Year	$229,708	$319,845	$283,570

( )	Denotes use of cash

See notes to consolidated financial statements.

44 The J. M. Smucker Company 2012 Annual Report

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

The J. M. Smucker Company

(Dollars in thousands, except per share data)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Amount Due from ESOP Trust	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Equity
Balance at May 1, 2009	118,422,123	$29,606	$4,547,921	$424,504	$(4,830)	$(57,270)	$4,939,931
Net income				494,138			494,138
Foreign currency translation adjustment						45,926	45,926
Pensions and other postretirement liabilities						(12,313)	(12,313)
Unrealized gain on available-for-sale securities						2,652	2,652
Unrealized gain on cash flow hedging derivatives						424	424

Comprehensive Income							530,827
Purchase of treasury shares	(122,483)	(31)	(5,383)	(155)			(5,569)
Stock plans	819,512	205	29,584				29,789
Cash dividends declared – $1.45 per share				(172,424)			(172,424)
Tax benefit of stock plans			3,005				3,005
Other					761		761

Balance at April 30, 2010	119,119,152	29,780	4,575,127	746,063	(4,069)	(20,581)	5,326,320
Net income				479,482			479,482
Foreign currency translation adjustment						24,773	24,773
Pensions and other postretirement liabilities						(5,928)	(5,928)
Unrealized gain on available-for-sale securities						1,359	1,359
Unrealized gain on cash flow hedging derivatives						4,006	4,006

Comprehensive Income							503,692
Purchase of treasury shares	(5,832,423)	(1,458)	(225,677)	(162,000)			(389,135)
Stock plans	885,393	221	39,832				40,053
Cash dividends declared – $1.68 per share				(196,612)			(196,612)
Tax benefit of stock plans			7,310				7,310
Other					735		735

Balance at April 30, 2011	114,172,122	28,543	4,396,592	866,933	(3,334)	3,629	5,292,363
Net income				459,744			459,744
Foreign currency translation adjustment						(14,785)	(14,785)
Pensions and other postretirement liabilities						(48,329)	(48,329)
Unrealized gain on available-for-sale securities						742	742
Unrealized loss on cash flow hedging derivatives						(25,248)	(25,248)

Comprehensive Income							372,124
Purchase of treasury shares	(4,236,430)	(1,059)	(165,619)	(149,102)			(315,780)
Stock plans	349,023	87	25,373				25,460
Cash dividends declared – $1.92 per share				(216,368)			(216,368)
Tax benefit of stock plans			4,825				4,825
Other					762		762

Balance at April 30, 2012	110,284,715	$27,571	$4,261,171	$961,207	$(2,572)	$(83,991)	$5,163,386

See notes to consolidated financial statements.

The J. M. Smucker Company 2012 Annual Report 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

(Dollars in thousands, unless otherwise noted, except per share data)

NOTE 1	ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned investments, if any. Intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives and residual values for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

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

Major Customer: Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to approximately 26 percent of net sales in both 2012 and 2011, and 27 percent of net sales in 2010. These sales are primarily included in the two U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2012 and 2011, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $84,068 and $87,623, respectively.

Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

Trade Marketing and Merchandising Programs: In order to support the Company’s products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in management’s estimate in a subsequent period. As the Company’s total promotional expenditures, including amounts classified as a reduction of net sales, represented approximately 23 percent of net sales in 2012, a possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $119,600, $115,066, and $130,583 in 2012, 2011, and 2010, respectively.

Research and Development Costs: Total research and development costs were $21,931, $20,981, and $20,963 in 2012, 2011, and 2010, respectively.

Share-Based Payments: Share-based compensation expense is recognized over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service.

The following table summarizes amounts related to share-based payments.

	Year Ended April 30,
	2012	2011	2010
Share-based compensation expense included in selling, distribution, and administrative expenses	$19,292	$19,896	$20,687
Share-based compensation expense included in other merger and integration costs	2,419	4,148	5,262
Share-based compensation expense included in other restructuring costs	105	290	—

Total share-based compensation expense	$21,816	$24,334	$25,949

Related income tax benefit	$7,511	$8,064	$8,402

46 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

As of April 30, 2012, total unrecognized share-based compensation cost related to nonvested share-based awards was approximately $29,881. The weighted-average period over which this amount is expected to be recognized is 2.9 years.

Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as excess tax benefits, are presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than that previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. For 2012, 2011, and 2010, the actual tax deductible benefit realized from share-based compensation was $4,825, $7,310, and $3,005, including $4,832, $6,990, and $2,908, respectively, of excess tax benefits realized upon exercise or vesting of share-based compensation, and classified as other – net, under financing activities in the Statements of Consolidated Cash Flows.

Defined Contribution Plans: The Company offers employee savings plans for domestic and Canadian employees. The Company’s contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2012, 2011, and 2010 were $16,078, $16,440, and $15,625, respectively.

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

The Company accounts for the financial statement recognition and measurement criteria of a tax position taken or expected to be taken in a tax return under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In accordance with the requirements of FASB ASC 740, uncertain tax positions have been classified in the Consolidated Balance Sheets as long term, except to the extent payment is expected within one year. The Company recognizes net interest and penalties related to unrecognized tax benefits in income tax expense.

Cash and Cash Equivalents: The Company considers all short-term, highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables and approximate fair value. The Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of factors. When aware that a specific customer has been impacted by circumstances such as bankruptcy filings or deterioration in the customer’s operating results or financial position, potentially making it unable to meet its financial obligations, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote. At April 30, 2012 and 2011, the allowance for doubtful accounts was $1,715 and $1,882, respectively. The net provision for the allowance for doubtful accounts decreased $167 and $480 in 2012 and 2010, respectively, and increased $361 in 2011. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company’s results other than as discussed in Major Customer.

Inventories: Inventories are stated at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out method applied on a consistent basis.

The cost of finished products and work-in-process inventory includes materials, direct labor, and overhead. Work-in-process is included in finished products in the Consolidated Balance Sheets and was $78,344 and $77,594 at April 30, 2012 and 2011, respectively.

The J. M. Smucker Company 2012 Annual Report 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Derivative Financial Instruments: The Company utilizes derivative instruments such as basis contracts, commodity futures and options contracts, foreign currency forwards and options, and interest rate swaps to manage exposures in commodity prices, foreign currency exchange rates, and interest rates. The Company accounts for these derivative instruments in accordance with FASB ASC 815, Derivatives and Hedging, which requires all derivative instruments to be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recognized in shareholders’ equity as a component of accumulated other comprehensive (loss) income to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. Hedge effectiveness is measured at inception and on a monthly basis. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. Derivatives designated as fair value hedges that are used to hedge against changes in the fair value of the underlying long-term debt are recognized at fair value on the Consolidated Balance Sheets. Changes in the fair value of the derivative are recognized in the Statements of Consolidated Income and are offset by the change in the fair value of the underlying long-term debt. By policy, the Company historically has not entered into derivative financial instruments for trading purposes or for speculation. For additional information, see Note 12: Derivative Financial Instruments.

Property, Plant, and Equipment: Property, plant, and equipment is recognized at cost and is depreciated on a straight-line basis over the estimated useful life of the asset (3 to 20 years for machinery and equipment, 3 to 7 years for capitalized software costs, and 5 to 40 years for buildings, fixtures, and improvements).

In 2012, the Company acquired a majority of the North American foodservice coffee and hot beverage business of Sara Lee Corporation (“Sara Lee foodservice business”), which included $36,168 of coffee brew equipment. Brew equipment is recorded at cost and depreciated on a straight-line basis over an estimated useful life of 3 to 5 years. Brew equipment is included in machinery and equipment in the Consolidated Balance Sheet and was $37,100 at April 30, 2012. For additional information, see Note 2: Acquisitions.

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2012, 2011, and 2010 totaled $56,502, $57,572, and $55,010, respectively. As of April 30, 2012, the Company’s minimum operating lease obligations were as follows: $22,445 in 2013, $20,577 in 2014, $13,889 in 2015, $11,929 in 2016, and $9,561 in 2017.

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

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the estimated fair value of the net assets of the business acquired. In accordance with FASB ASC 350, Intangibles – Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and other indefinite-lived intangible assets as of February 1 of each year. A discounted cash flow valuation technique and a market-based approach are utilized to estimate the fair value of the Company’s reporting units. For annual impairment testing purposes, the Company’s reporting units are its operating segments. The discount rates utilized in the analysis are developed using a weighted-average cost of capital methodology. In addition to the annual test, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. For additional information, see Note 7: Goodwill and Other Intangible Assets.

Marketable Securities and Other Investments: Under the Company’s investment policy, it may invest in debt securities deemed to be investment grade at the time of purchase for general corporate purposes. The Company determines the appropriate categorization of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company categorized all debt securities as available for sale as it had the intent to convert these investments into cash if and when needed. Classification of available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for operations in the upcoming year, which is consistent with the security’s maturity date.

48 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive (loss) income. The fair value of available-for-sale marketable securities was $18,600 at April 30, 2011, and was included in other current assets. All available-for-sale securities had matured or were sold prior to April 30, 2012. Proceeds of $18,600, $57,100, and $13,519 have been realized upon maturity or sale of available-for-sale marketable securities in 2012, 2011, and 2010, respectively. The Company uses specific identification to determine the basis on which securities are sold.

The Company also maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. At April 30, 2012 and 2011, the fair value of these investments was $43,217 and $41,560, respectively, and was included in other noncurrent assets. Included in accumulated other comprehensive (loss) income at April 30, 2012 and 2011, were unrealized gains of $3,984 and $2,817, respectively.

Foreign Currency Translation: Assets and liabilities of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive (loss) income.

Recently Issued Accounting Standards: In June 2011, the FASB issued Accounting Standard Update (“ASU”) 2011-05, Presentation of Comprehensive Income, which eliminates the option to present the components of other comprehensive income as part of the statement of shareholders’ equity and requires the presentation of net income and other comprehensive income to be in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 does not change the components that are recognized in net income or other comprehensive income. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05, which defers the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from accumulated other comprehensive income to net income while the FASB further deliberates this aspect of the standard. ASU 2011-05, as amended by ASU 2011-12, will be effective May 1, 2012, for the Company. Adoption of this guidance requires retrospective application and will affect the presentation of certain elements of the Company’s financial statements, but will not otherwise have an impact on the financial statements.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which simplifies the testing of goodwill for impairment. ASU 2011-08 will allow the Company the option to perform either a qualitative test or the first step of the two-step quantitative goodwill impairment test to assess the likelihood that the estimated fair value of a reporting unit is less than the carrying amount. This ASU will also be effective May 1, 2012, for the Company. The Company anticipates that adoption of ASU 2011-08 could change the annual process for goodwill impairment testing, but will not impact the financial statements or disclosures.

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires the disclosure of both gross and net information about instruments and transactions eligible for offset in the consolidated balance sheet. This ASU will be effective May 1, 2013, for the Company and will require retrospective application. The Company anticipates the adoption of ASU 2011-11 will not impact the financial statements, but will expand the disclosures related to derivative instruments.

Risks and Uncertainties: The raw materials used by the Company in each of its segments are primarily commodities and agricultural-based products. Glass, plastic, steel cans, caps, carton board, and corrugate are the principal packaging materials used by the Company. The fruit and vegetable raw materials used by the Company in the production of its food products are purchased from independent growers and suppliers. Green coffee, peanuts, edible oils, sweeteners, milk, flour, corn, and other ingredients are obtained from various suppliers. The availability, quality, and cost of many of these commodities have fluctuated, and may continue to fluctuate, over time. Green coffee is sourced solely from foreign countries and its supply and price are subject to high volatility due to factors such as weather, global supply and demand, pest damage, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources, although the Company has elected to source certain plastic packaging materials from single sources of supply pursuant to long-term contracts. While availability may vary year to year, the Company believes that it will continue to be able to obtain adequate supplies and that alternatives to single-sourced materials are available. The Company has not historically encountered significant shortages of key raw materials. The Company considers its relationships with key material suppliers to be good.

Approximately 28 percent of the Company’s employees are covered by union contracts at 11 locations. The contracts vary in term depending on the location, with three contracts expiring in 2013.

The J. M. Smucker Company 2012 Annual Report 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

NOTE 2	ACQUISITIONS

On January 3, 2012, the Company completed the acquisition of a majority of the North American foodservice coffee and hot beverage business of Sara Lee Corporation, including a state-of-the-art liquid coffee manufacturing facility in Suffolk, Virginia, for $420.6 million in an all-cash transaction. Utilizing proceeds from the 3.50 percent Notes issued in October 2011, the Company paid $375.6 million, net of a working capital adjustment, and will pay Sara Lee Corporation an additional $50.0 million in declining installments over the next 10 years. The additional $50.0 million obligation was included in other current liabilities and other noncurrent liabilities in the Consolidated Balance Sheet and recorded at a present value of $45.0 million as of the date of acquisition. In addition, the Company has incurred one-time costs of $14.2 million through April 30, 2012, directly related to the merger and integration of the acquired Sara Lee foodservice business, and the charges were reported in other merger and integration costs in the Statement of Consolidated Income. Total one-time costs related to the acquisition are estimated to be approximately $25.0 million, consisting primarily of transition services provided by Sara Lee Corporation and employee separation and relocation costs, nearly all of which are cash related. The Company expects the remaining costs to be incurred over the next two fiscal years.

The acquisition included the market-leading liquid coffee concentrate business sold under the licensed Douwe Egberts brand, along with a variety of roast and ground coffee, cappuccino, tea, and cocoa products, sold through foodservice channels in North America. Liquid coffee concentrate adds a unique, high-quality, and technology-driven form of coffee to the Company’s existing foodservice product offering.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, and estimates made by management. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, and, as such, the excess was allocated to goodwill. The amount allocated to goodwill was primarily attributable to anticipated synergies and market expansion. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets acquired:
Cash and cash equivalents	$1,221
Other current assets	42,619
Property, plant, and equipment	92,775
Intangible assets	138,900
Goodwill	149,948
Other noncurrent assets	863

Total assets acquired	$426,326

Liabilities assumed:
Current liabilities	$3,599
Noncurrent liabilities	2,097

Total liabilities assumed	$5,696

Net assets acquired	$420,630

Goodwill of $149.9 million was assigned to the International, Foodservice, and Natural Foods segment. Of the total goodwill, $143.3 million is deductible for income tax purposes.

The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:
Customer relationships (10-year useful life)	$92,000
Technology (10-year useful life)	23,800
Trademarks (6-year weighted-average useful life)	23,100

Total intangible assets	$138,900

50 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The results of operations of the Sara Lee foodservice business are reported in the Company’s consolidated financial statements from the date of acquisition and include $124.2 million of total net sales, included in the International, Foodservice, and Natural Foods segment financial results, and did not have a material impact on segment profit for the year ended April 30, 2012.

On May 16, 2011, the Company completed the acquisition of the coffee brands and business operations of Rowland Coffee Roasters, Inc. (“Rowland Coffee”), a privately-held company headquartered in Miami, Florida, for $362.8 million. The acquisition included a manufacturing, distribution, and office facility in Miami. The Company utilized cash on hand and borrowed $180.0 million under its revolving credit facility to fund the transaction. In addition, the Company has incurred one-time costs of $10.7 million through April 30, 2012, directly related to the merger and integration of Rowland Coffee, which includes approximately $4.6 million in noncash expense items that were reported in cost of products sold. The remaining charges were reported in other merger and integration costs in the Statement of Consolidated Income. Total one-time costs related to the acquisition are estimated to be approximately $25.0 million, including approximately $10.0 million of noncash charges, primarily accelerated depreciation, associated with consolidating coffee production currently in Miami into the Company’s existing facilities in New Orleans, Louisiana. The Company expects the remaining costs to be incurred over the next two fiscal years.

The acquisition of Rowland Coffee, a leading producer of espresso coffee in the U.S., strengthens and broadens the Company’s leadership in the U.S. retail coffee category by adding the leading Hispanic brands, Café Bustelo and Café Pilon, to the Company’s portfolio of brands.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, and estimates made by management. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, and, as such, the excess was allocated to goodwill. The amount allocated to goodwill was primarily attributable to anticipated synergies and market expansion. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets acquired:
Current assets	$33,971
Property, plant, and equipment	29,227
Intangible assets	213,500
Goodwill	91,675

Total assets acquired	$368,373

Liabilities assumed:
Current liabilities	$5,527

Total liabilities assumed	$5,527

Net assets acquired	$362,846

Goodwill of $84.8 million and $6.9 million was assigned to the U.S. Retail Coffee and the International, Foodservice, and Natural Foods segments, respectively. Of the total goodwill, $88.7 million is deductible for income tax purposes.

The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:
Customer relationships (19-year weighted-average useful life)	$147,800
Trademark (10-year useful life)	1,600
Intangible assets with indefinite lives:
Trademarks	64,100

Total intangible assets	$213,500

The results of operations of the Rowland Coffee business are included in the Company’s consolidated financial statements from the date of acquisition and include $99.3 million and $16.0 million of total net sales and $13.9 million and $2.5 million of total segment profit included in the U.S. Retail Coffee and International, Foodservice, and Natural Foods segment financial results, respectively, for the year ended April 30, 2012.

The J. M. Smucker Company 2012 Annual Report 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

If the Sara Lee foodservice business and Rowland Coffee acquisitions had occurred on May 1, 2010, pro forma consolidated net sales would have been approximately $5.7 billion and $5.3 billion for the years ended April 30, 2012 and 2011, respectively, and the contribution of the acquired businesses would not have had a material impact to reported consolidated earnings for the years ended April 30, 2012 and 2011. The pro forma consolidated results do not give effect to the synergies of the acquisitions and are not indicative of the results of operations in future periods.

NOTE 3	EQUITY METHOD INVESTMENT

On March 26, 2012, the Company acquired a 25 percent equity interest in Guilin Seamild Biologic Technology Development Co., Ltd. (“Seamild”), a privately-owned manufacturer and marketer of oats products headquartered in Guilin in the Guangxi province of China, for $35.9 million. Seamild’s products, primarily oatmeal and oat-based cereals, are sold under the leading Seamild brand with distribution in retail channels throughout China. Seamild’s portfolio of quality, trusted products aligns with the Company’s strategy of owning and marketing leading food brands.

The initial investment in Seamild was recorded at cost and is included in other noncurrent assets in the Consolidated Balance Sheet at April 30, 2012. The difference between the carrying amount of the investment and the underlying equity in net assets is primarily attributable to goodwill and other intangible assets. Under the equity method of accounting, the investment is adjusted for the Company’s proportionate share of earnings or losses, including consideration of basis differences resulting from the difference between the initial carrying amount of the investment and the underlying equity in net assets. The investment did not have a material impact on the Company’s consolidated financial statements for the year ended April 30, 2012.

NOTE 4	RESTRUCTURING

In calendar 2010, the Company announced its plan to restructure its coffee, fruit spreads, and Canadian pickle and condiments operations as part of its ongoing efforts to enhance the long-term strength and profitability of its leading brands. The initiative is a long-term investment to optimize production capacity and lower the overall cost structure. It includes capital investments for a new state-of-the-art food manufacturing facility in Orrville, Ohio; consolidation of coffee production in New Orleans, Louisiana; and the transition of the Company’s pickle and condiments production to third-party manufacturers.

Upon completion, the restructuring plan will result in a reduction of approximately 850 full-time positions and the closing of six of the Company’s facilities – Memphis, Tennessee; Ste. Marie, Quebec; Sherman, Texas; Kansas City, Missouri; Dunnville, Ontario; and Delhi Township, Ontario. The Sherman, Dunnville, Delhi Township, and Kansas City facilities have been closed and approximately 70 percent of the full-time positions have been reduced as of April 30, 2012.

During 2012, the Company increased its estimate of the total anticipated restructuring costs from approximately $235.0 million to $245.0 million, consisting primarily of increases to employee separation and site preparation and equipment relocation charges. The Company has incurred cumulative costs of $188.8 million related to the initiative through April 30, 2012. The majority of the remaining costs are anticipated to be recognized over the next two fiscal years.

52 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table summarizes the restructuring activity, including the liabilities recorded and the total amount expected to be incurred.

	Long-Lived Asset Charges	Employee Separation	Site Preparation and Equipment Relocation	Production Start-up	Other Costs	Total
Total expected restructuring charge	$105,000	$71,000	$31,000	$26,000	$12,000	$245,000

Balance at May 1, 2009	$—	$—	$—	$—	$—	$—
Charge to expense	3,870	1,139	407	16	279	5,711
Cash payments	—	(50)	(407)	(16)	(279)	(752)
Noncash utilization	(3,870)	—	—	—	—	(3,870)

Balance at April 30, 2010	$—	$1,089	$—	$—	$—	$1,089
Charge to expense	53,569	36,010	6,192	5,194	992	101,957
Cash payments	—	(18,361)	(6,192)	(5,194)	(992)	(30,739)
Noncash utilization	(53,569)	(8,540)	—	—	—	(62,109)

Balance at April 30, 2011	$—	$10,198	$—	$—	$—	$10,198
Charge to expense	34,195	20,364	12,963	10,689	2,930	81,141
Cash payments	—	(13,754)	(12,963)	(10,689)	(2,930)	(40,336)
Noncash utilization	(34,195)	(8,030)	—	—	—	(42,225)

Balance at April 30, 2012	$—	$8,778	$—	$—	$—	$8,778

Remaining expected restructuring charge	$13,366	$13,487	$11,438	$10,101	$7,799	$56,191

During the years ended April 30, 2012, 2011, and 2010, total restructuring charges of $81.1 million, $102.0 million, and $5.7 million, respectively, were reported in the Statements of Consolidated Income. Of the total restructuring charges, $38.6 million, $54.1 million, and $3.9 million were reported in cost of products sold in the years ended April 30, 2012, 2011, and 2010, respectively. The remaining charges were reported in other restructuring costs. The restructuring costs classified as cost of products sold primarily include long-lived asset charges for accelerated depreciation related to property, plant, and equipment that will be used at the affected production facilities until they are closed or sold.

Employee separation costs include severance, retention bonuses, and pension costs. Severance costs and retention bonuses are being recognized over the estimated future service period of the affected employees. The obligation related to employee separation costs is included in other current liabilities in the Consolidated Balance Sheets. For additional information on the impact of the restructuring plan on defined benefit pension and other postretirement benefit plans, see Note 8: Pensions and Other Postretirement Benefits.

Other costs include professional fees, costs related to closing the facilities, and miscellaneous expenditures associated with the Company’s restructuring initiative and are expensed as incurred.

NOTE 5	REPORTABLE SEGMENTS

The Company operates in one industry: the manufacturing and marketing of food products. The Company has three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and International, Foodservice, and Natural Foods. The U.S. Retail Coffee segment primarily represents the domestic sales of Folgers, Dunkin’ Donuts, Millstone, Café Bustelo, and Café Pilon branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of Smucker’s, Crisco, Jif, Pillsbury, Eagle Brand, Hungry Jack, and Martha White branded products; and the International, Foodservice, and Natural Foods segment is comprised of products distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and health and natural foods stores and distributors.

The J. M. Smucker Company 2012 Annual Report 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Segment profit represents revenue, less direct and allocable operating expenses, and is consistent with the way in which the Company manages segments. However, the Company does not represent that the segments, if operated independently, would report the segment profit set forth below, as segment profit excludes certain operating expenses such as corporate administrative expenses. Segment assets represent direct and allocable assets, including certain corporate-held assets such as property, plant, and equipment, and are also set forth in the following table.

	Year Ended April 30,
	2012	2011	2010
Net sales:
U.S. Retail Coffee	$2,297,737	$1,930,869	$1,700,458
U.S. Retail Consumer Foods	2,094,456	1,953,043	2,004,700
International, Foodservice, and Natural Foods	1,133,589	941,831	900,131

Total net sales	$5,525,782	$4,825,743	$4,605,289

Segment profit:
U.S. Retail Coffee	$543,012	$536,133	$484,006
U.S. Retail Consumer Foods	393,300	406,455	407,721
International, Foodservice, and Natural Foods	168,572	159,580	140,404

Total segment profit	$1,104,884	$1,102,168	$1,032,131

Interest income	1,504	2,512	2,793
Interest expense	(81,296)	(69,594)	(65,187)
Share-based compensation expense	(19,292)	(19,896)	(20,687)
Cost of products sold – restructuring	(38,552)	(54,089)	(3,870)
Cost of products sold – merger and integration	(4,610)	—	—
Other restructuring costs	(42,589)	(47,868)	(1,841)
Other merger and integration costs	(29,904)	(11,194)	(33,692)
Corporate administrative expenses	(191,654)	(184,849)	(181,132)
Other income (expense) – net	2,667	(26)	2,238

Income before income taxes	$701,158	$717,164	$730,753

Assets:
U.S. Retail Coffee	$5,033,561	$4,830,127	$4,625,502
U.S. Retail Consumer Foods	2,612,732	2,416,037	2,327,466
International, Foodservice, and Natural Foods	1,179,624	684,434	694,478
Unallocated (A)	289,309	393,987	327,407

Total assets	$9,115,226	$8,324,585	$7,974,853

Depreciation, amortization, and impairment charges:
U.S. Retail Coffee	$102,323	$95,423	$99,490
U.S. Retail Consumer Foods	46,744	43,280	44,727
International, Foodservice, and Natural Foods	37,698	41,680	28,976
Unallocated (B)	64,821	76,855	24,217

Total depreciation, amortization, and impairment charges	$251,586	$257,238	$197,410

Additions to property, plant, and equipment:
U.S. Retail Coffee	$86,903	$59,910	$52,198
U.S. Retail Consumer Foods	159,544	88,217	58,457
International, Foodservice, and Natural Foods	27,797	31,953	26,328

Total additions to property, plant, and equipment	$274,244	$180,080	$136,983

(A)	Primarily represents unallocated cash and cash equivalents and corporate-held investments.
(B)	Primarily represents unallocated depreciation expense included in cost of products sold – restructuring, cost of products sold – merger and intergration, and corporate administrative expenses.

54 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table presents certain geographical information.

	Year Ended April 30,
	2012	2011	2010
Net sales:
Domestic	$5,014,695	$4,358,091	$4,167,042
International:
Canada	$447,004	$409,710	$385,870
All other international	64,083	57,942	52,377

Total international	$511,087	$467,652	$438,247

Total net sales	$5,525,782	$4,825,743	$4,605,289

Assets:
Domestic	$8,721,449	$7,912,311	$7,591,931
International:
Canada	$386,026	$406,576	$376,788
All other international	7,751	5,698	6,134

Total international	$393,777	$412,274	$382,922

Total assets	$9,115,226	$8,324,585	$7,974,853

Long-lived assets (excluding goodwill and other intangibles):
Domestic	$1,164,802	$885,952	$854,523
International:
Canada	$28,072	$48,172	$61,743
All other international	37,262	706	712

Total international	$65,334	$48,878	$62,455

Total long-lived assets (excluding goodwill and other intangibles)	$1,230,136	$934,830	$916,978

The following table presents product sales information.

	Year Ended April 30,
	2012	2011	2010
Coffee	48%	44%	40%
Peanut butter	12	12	12
Fruit spreads	7	8	8
Shortening and oils	7	7	8
Baking mixes and frostings	6	6	6
Canned milk	5	5	5
Flour and baking ingredients	5	5	5
Portion control	2	3	3
Juices and beverages	2	3	3
Handheld frozen sandwiches	2	2	3
Toppings and syrups	2	2	2
Other	2	3	5

Total product sales	100%	100%	100%

The J. M. Smucker Company 2012 Annual Report 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 6	EARNINGS PER SHARE

The following table sets forth the computation of net income per common share and net income per common share – assuming dilution under the two-class method.

	Year Ended April 30,
	2012	2011	2010
Computation of net income per common share:
Net income	$459,744	$479,482	$494,138
Net income allocated to participating securities	4,267	4,692	4,321

Net income allocated to common stockholders	$455,477	$474,790	$489,817

Weighted-average common shares outstanding	112,212,677	117,009,362	117,911,160

Net income per common share	$4.06	$4.06	$4.15

Computation of net income per common share – assuming dilution:
Net income	$459,744	$479,482	$494,138
Net income allocated to participating securities	4,266	4,690	4,318

Net income allocated to common stockholders	$455,478	$474,792	$489,820

Weighted-average common shares outstanding	112,212,677	117,009,362	117,911,160
Dilutive effect of stock options	49,616	110,335	130,011

Weighted-average common shares outstanding – assuming dilution	112,262,293	117,119,697	118,041,171

Net income per common share – assuming dilution	$4.06	$4.05	$4.15

The following table reconciles the weighted-average common shares used in the basic and diluted earnings per share disclosures to the total weighted-average shares outstanding.

	Year Ended April 30,
	2012	2011	2010
Weighted-average common shares outstanding	112,212,677	117,009,362	117,911,160
Weighted-average participating shares outstanding	1,051,274	1,156,389	1,040,274

Weighted-average shares outstanding	113,263,951	118,165,751	118,951,434
Dilutive effect of stock options	49,616	110,335	130,011

Weighted-average shares outstanding – assuming dilution	113,313,567	118,276,086	119,081,445

56 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 7	GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of changes in the Company’s goodwill during the years ended April 30, 2012 and 2011, by reportable segment is as follows:

	U.S. Retail Coffee	U.S. Retail Consumer Foods	International, Foodservice, and Natural Foods	Total
Balance at May 1, 2010	$1,635,413	$1,034,395	$137,922	$2,807,730
Other	(47)	1,772	3,291	5,016

Balance at April 30, 2011	$1,635,366	$1,036,167	$141,213	$2,812,746
Acquisitions	84,845	—	156,778	241,623
Other	86	(925)	1,088	249

Balance at April 30, 2012	$1,720,297	$1,035,242	$299,079	$3,054,618

Included in the other category at April 30, 2012 and 2011, were foreign currency exchange and other adjustments.

The Company’s other intangible assets and related accumulated amortization and impairment charges are as follows:

	April 30, 2012			April 30, 2011
	Acquisition Cost	Accumulated Amortization/ Impairment Charges	Net	Acquisition Cost	Accumulated Amortization/ Impairment Charges	Net
Finite-lived intangible assets subject to amortization:
Customer and contractual relationships	$1,415,084	$238,419	$1,176,665	$1,180,000	$168,125	$1,011,875
Patents and technology	158,770	36,888	121,882	134,970	25,980	108,990
Trademarks	62,554	18,854	43,700	35,153	6,652	28,501

Total intangible assets subject to amortization	$1,636,408	$294,161	$1,342,247	$1,350,123	$200,757	$1,149,366

Indefinite-lived intangible assets not subject to amortization:
Trademarks	$1,855,621	$10,861	$1,844,760	$1,799,862	$9,218	$1,790,644

Total other intangible assets	$3,492,029	$305,022	$3,187,007	$3,149,985	$209,975	$2,940,010

Amortization expense for finite-lived intangible assets was $87,721, $73,438, and $72,417 in 2012, 2011, and 2010, respectively. The weighted-average useful life of the finite-lived intangible assets is 18 years. Based on the amount of intangible assets subject to amortization at April 30, 2012, the estimated amortization expense for each of the succeeding five years is approximately $96,000.

The Company reviews goodwill and other indefinite-lived intangible assets at least annually for impairment. The annual impairment review was performed as of February 1, 2012. Goodwill impairment is tested at the reporting unit level which is the Company’s operating segments.

Nonrecurring fair value adjustments of $4,590, $17,599, and $11,658 were recognized related to the impariment of certain intangible assets in 2012, 2011, and 2010, respectively. The impairment recognized in 2012 was related to a finite-lived trademark. The impairment was recognized in the fourth quarter when the Company evaluated the historical performance and future growth of this regional canned milk brand. The Company utilized Level 3 inputs based on management’s best estimates and assumptions to estimate the fair value of the trademark and concluded the trademark had no value. The majority of the impairment recognized in 2011 and 2010 was related to the Europe’s Best trademark and customer relationship. In October 2011, the Company sold the Europe’s Best frozen fruit and vegetable business, resulting in a loss of $11,287.

The J. M. Smucker Company 2012 Annual Report 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 8	PENSIONS AND OTHER POSTRETIREMENT BENEFITS

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

Upon completion of the restructuring activity discussed in Note 4: Restructuring, approximately 850 full-time positions will be reduced. The Company has included the estimated impact of the planned reductions in measuring the U.S. and Canadian benefit obligation of the pension plans and other postretirement plans at April 30, 2012. As a result, the benefit obligation of the pension plans and other postretirement plans decreased by approximately $2,700 and increased by approximately $1,900, respectively. Included in the following tables are charges recognized for termination benefits, curtailment, and settlement as a result of the restructuring plan.

The following table summarizes the components of net periodic benefit cost and the change in accumulated other comprehensive (loss) income related to the defined benefit pension and other postretirement plans.

	Defined Benefit Pension Plans			Other Postretirement Benefits
Year Ended April 30,	2012	2011	2010	2012	2011	2010
Service cost	$8,050	$7,504	$5,755	$2,348	$1,620	$1,525
Interest cost	26,210	25,491	24,788	3,075	2,775	2,607
Expected return on plan assets	(26,955)	(26,848)	(22,894)	—	—	—
Amortization of prior service cost (credit)	1,117	1,146	1,362	(425)	(489)	(489)
Amortization of net actuarial loss (gain)	9,381	10,294	6,291	(43)	(536)	(1,043)
Curtailment loss (gain)	1,124	4,095	—	(115)	—	—
Settlement loss	1,066	—	—	—	—	—
Termination benefit cost	1,838	8,395	—	2,030	2,413	—

Net periodic benefit cost	$21,831	$30,077	$15,302	$6,870	$5,783	$2,600

Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive (loss) income before income taxes:
Prior service cost arising during the year	$—	$(359)	$(1,334)	$—	$(925)	$—
Net actuarial loss arising during the year	(82,125)	(13,533)	(13,713)	(4,163)	(7,769)	(3,248)
Amortization of prior service cost (credit)	1,117	1,146	1,362	(425)	(489)	(489)
Amortization of net actuarial loss (gain)	9,381	10,294	6,291	(43)	(536)	(1,043)
Curtailment loss (gain)	1,124	4,095	—	(115)	—	—
Settlement loss	1,066	—	—	—	—	—
Foreign currency translation	1,092	(2,032)	(5,932)	(69)	104	173
Other adjustments	23	—	(71)	—	—	—

Net change for year	$(68,322)	$(389)	$(13,397)	$(4,815)	$(9,615)	$(4,607)

Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	5.50%	5.80%	7.40%	5.50%	5.80%	7.40%
Expected return on plan assets	7.00	7.50	7.75	—	—	—
Rate of compensation increase	4.14	4.15	3.79	—	—	—
Canadian plans:
Discount rate	5.00%	5.30%	5.40%	5.00%	5.30%	5.40%
Expected return on plan assets	6.66	7.08	7.33	—	—	—
Rate of compensation increase	4.00	4.00	4.00	—	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans and other postretirement benefits’ assets and benefit obligations.

58 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2012	2011	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of year	$503,346	$450,728	$59,789	$45,592
Service cost	8,050	7,504	2,348	1,620
Interest cost	26,210	25,491	3,075	2,775
Amendments	—	359	—	925
Actuarial loss	60,019	30,276	4,278	7,769
Participant contributions	514	498	1,412	1,077
Benefits paid	(28,603)	(30,502)	(3,595)	(3,674)
Foreign currency translation adjustments	(5,052)	8,446	(526)	1,270
Curtailment	398	2,151	(115)	—
Settlement	(4,974)	—	—	—
Termination benefit cost	1,838	8,395	2,030	2,413
Other adjustments	—	—	133	22

Benefit obligation at end of year	$561,746	$503,346	$68,829	$59,789

Change in plan assets:
Fair value of plan assets at beginning of year	$407,600	$367,322	$—	$—
Actual return on plan assets	5,246	45,743	—	—
Company contributions	11,428	16,779	2,165	2,576
Participant contributions	514	498	1,412	1,077
Benefits paid	(28,603)	(30,502)	(3,595)	(3,674)
Foreign currency translation adjustments	(4,744)	7,760	—	—
Settlement	(4,974)	—	—	—
Other adjustments	—	—	18	21

Fair value of plan assets at end of year	$386,467	$407,600	$—	$—

Funded status of the plans	$(175,279)	$(95,746)	$(68,829)	$(59,789)

Other noncurrent assets	$—	$2,976	$—	$—
Defined benefit pensions	(147,551)	(98,722)	—	—
Accrued compensation	(27,728)	—	—	—
Postretirement benefits other than pensions	—	—	(68,829)	(59,789)

Net benefit liability	$(175,279)	$(95,746)	$(68,829)	$(59,789)

The Company will offer terminated pension participants a lump-sum cash settlement in order to reduce the Company’s future pension obligation and administrative costs. Approximately $20,000 of the $27,728 in accrued compensation relates to the anticipated lump-sum payments.

The following table summarizes amounts recognized in accumulated other comprehensive (loss) income in the Consolidated Balance Sheets, before income taxes.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2012	2011	2012	2011
Net actuarial (loss) gain	$(204,471)	$(134,306)	$2,293	$6,683
Prior service (cost) credit	(2,966)	(4,809)	1,704	2,129

Total recognized in accumulated other comprehensive (loss) income	$(207,437)	$(139,115)	$3,997	$8,812

During 2013, the Company expects to recognize amortization of net actuarial losses and prior service cost of $13,298 and $588, respectively, in net periodic benefit cost.

The J. M. Smucker Company 2012 Annual Report 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2012	2011	2012	2011
Weighted-average assumptions used in determining benefit obligation:
U.S. plans:
Discount rate	4.70%	5.50%	4.70%	5.50%
Rate of compensation increase	4.14	4.14	—	—
Canadian plans:
Discount rate	4.20%	5.00%	4.20%	5.00%
Rate of compensation increase	4.00	4.00	—	—

For 2013, the assumed health care trend rates are 8.0 percent and 6.5 percent for the U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to 5.0 percent in 2019 and 4.5 percent in 2017 for the U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.

A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2012:

	One-Percentage Point
	Increase	Decrease
Effect on total service and interest cost components	$209	$176
Effect on benefit obligation	3,274	2,844

The following table sets forth selective information pertaining to the Company’s Canadian pension and other postretirement benefit plans.

	Defined Benefit Pension Plans		Other Postretirement Benefits
Year Ended April 30,	2012	2011	2012	2011
Benefit obligation at end of year	$125,708	$123,600	$13,255	$12,898
Fair value of plan assets at end of year	104,475	113,814	—	—

Funded status of the plans	$(21,233)	$(9,786)	$(13,255)	$(12,898)

Components of net periodic benefit cost:
Service cost	$1,362	$1,470	$39	$34
Interest cost	5,616	5,713	570	596
Expected return on plan assets	(7,018)	(6,912)	—	—
Amortization of net actuarial loss (gain)	2,983	4,836	(4)	(39)
Curtailment loss (gain)	—	185	(115)	—
Settlement loss	1,066	—	—	—
Termination benefit cost	—	933	—	—
Other	—	6	—	(1)

Net periodic benefit cost	$4,009	$6,231	$490	$590

Changes in plan assets:
Company contributions	$6,123	$4,629	$762	$771
Participant contributions	514	498	—	—
Benefits paid	(9,324)	(8,595)	(762)	(771)
Actual return on plan assets	3,066	10,419	—	—
Foreign currency translation	(4,744)	7,760	—	—
Settlement loss	(4,974)	—	—	—

60 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table sets forth additional information related to the Company’s defined benefit pension plans.

	April 30,
	2012	2011
Accumulated benefit obligation for all pension plans	$523,584	$468,604
Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	523,584	436,329
Fair value of plan assets	386,467	371,895
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	561,746	473,555
Fair value of plan assets	386,467	374,741

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

The following tables summarize the fair value of the major asset classes for the U.S. and Canadian defined benefit pension plans and the levels within the fair value hierarchy in which the fair value measurements fall.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2012
Cash and cash equivalents (A)	$13,999	$—	$—	$13,999
Equity securities:
U.S. (B)	79,582	16,872	—	96,454
International (C)	65,361	13,029	—	78,390
Fixed-income securities:
Bonds (D)	82,109	—	—	82,109
Fixed income (E)	76,866	—	—	76,866
Other types of investments:
Hedge funds (F)	—	—	22,351	22,351
Private equity funds (F)	—	—	16,298	16,298

Total financial assets measured at fair value	$317,917	$29,901	$38,649	$386,467

The J. M. Smucker Company 2012 Annual Report 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2011
Cash and cash equivalents (A)	$6,006	$—	$—	$6,006
Equity securities:
U.S. (B)	82,457	18,930	4,777	106,164
International (C)	40,189	41,808	—	81,997
Fixed-income securities:
Bonds (D)	65,126	17,610	—	82,736
Fixed income (E)	45,515	34,544	—	80,059
Other types of investments:
Hedge funds (F)	—	—	37,451	37,451
Private equity funds (F)	—	—	13,187	13,187

Total financial assets measured at fair value	$239,293	$112,892	$55,415	$407,600

(A)	This category includes money market holdings with maturities of three months or less and are classified as Level 1. Based on the short-term nature of these assets, carrying value approximates fair value.
(B)	This category is invested primarily in a portfolio of common stocks included in the Russell 1000 Index and traded on active exchanges. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are funds that consist of equity securities traded on active exchanges. The Level 3 assets are valued at approximate fair value. No assets were classified as Level 3 as of April 30, 2012.
(C)	This category is invested primarily in common stocks and other equity securities traded on active exchanges whose issuers are located outside of the U.S. The fund invests primarily in developed countries, but may also invest in emerging markets. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are funds that consist of equity securities traded on active exchanges.
(D)	This category seeks to duplicate the return characteristics of high-quality corporate bonds with a duration range of 10 to 13 years. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are funds that consist of bonds traded on active exchanges. No assets were classified as Level 2 as of April 30, 2012.
(E)	This category is comprised of a core fixed-income fund that invests at least 80 percent of its assets in investment-grade U.S. corporate and government fixed-income securities, including mortgage-backed securities. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are funds that consist of fixed-income securities traded on active exchanges. No assets were classified as Level 2 as of April 30, 2012.
(F)	The hedge funds category is comprised of hedge funds of funds which invest in equity hedge, directional, relative value, and event-driven funds. The hedge funds have quarterly liquidity with 65 days’ notice. The private equity funds category is comprised of one fund that consists primarily of limited partnership interests in corporate finance and venture capital funds. The private equity fund cannot be redeemed and return of principal is based on the liquidation of the underlying assets. Both the hedge funds and the private equity fund are classified as Level 3 assets and are valued based on each fund’s net asset value (“NAV”). NAV is calculated based on the estimated fair value of the underlying investment funds within the portfolio and is corroborated by management’s review.

The following table presents a rollforward of activity for Level 3 assets between May 1, 2011 and April 30, 2012.

	U.S. Equity Securities	Hedge Funds	Private Equity Funds	Total
Balance at May 1, 2011	$4,777	$37,451	$13,187	$55,415
Purchases and sales – net	2,999	(13,616)	1,095	(9,522)
Actual return on plan assets sold during the period	(7,776)	(893)	—	(8,669)
Actual return on plan assets still held at reporting date	—	(591)	2,016	1,425

Balance at April 30, 2012	$—	$22,351	$16,298	$38,649

The Company’s current investment policy is to invest approximately 45 percent of assets in equity securities, 41 percent in fixed-income securities, and 14 percent in cash and other investments. Included in equity securities were 317,552 of the Company’s common shares at April 30, 2012 and 2011. The market value of these shares was $25,287 at April 30, 2012. The Company paid dividends of $597 on these shares during 2012.

The Company expects to contribute approximately $32 million, including $20 million of anticipated lump-sum cash settlements, to the defined benefit pension plans in 2013. The Company expects the following payments to be made from the defined benefit pension and other postretirement benefit plans: $47 million in 2013, $34 million in 2014, $33 million in 2015, $40 million in 2016, $34 million in 2017, and $185 million in 2018 through 2022.

62 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 9	SHARE-BASED PAYMENTS

The Company provides for equity-based incentives to be awarded to key employees and non-employee directors. Currently, these incentives consist of restricted shares, restricted stock units, deferred shares, deferred stock units, performance units, and stock options. These awards are administered primarily through the 2010 Equity and Incentive Compensation Plan approved by the Company’s shareholders in August 2010. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, restricted stock units (which may also be referred to as deferred stock units), performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to the Company’s and its subsidiaries’ non-employee directors, consultants, officers, and other employees. Deferred stock units granted to non-employee directors vest immediately. At April 30, 2012, there were 7,311,613 shares available for future issuance under this plan.

Under the 2010 Equity and Incentive Compensation Plan, the Company has the option to settle share-based awards by issuing common shares from treasury, issuing new Company common shares, or issuing a combination of common shares from treasury and new Company common shares.

Stock Options: The following table is a summary of the Company’s stock option activity and related information.

	Options	Weighted-Average Exercise Price
Outstanding at May 1, 2011	196,925	$41.18
Exercised	(72,084)	39.46

Outstanding and exercisable at April 30, 2012	124,841	$42.18

At April 30, 2012, the weighted-average remaining contractual term for stock options outstanding and exercisable was 1.8 years and the aggregate intrinsic value of these stock options was approximately $4,675.

The total intrinsic value of options exercised during 2012, 2011, and 2010 was approximately $2,644, $13,355, and $5,876, respectively.

Other Equity Awards: The following table is a summary of the Company’s restricted shares, deferred shares, deferred stock units, and performance units.

	Restricted/Deferred Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Fair Value
Outstanding at May 1, 2011	1,157,266	$49.39	125,360	$77.53
Granted	152,180	78.32	99,455	76.37
Converted	125,360	77.53	(125,360)	77.53
Vested	(430,831)	52.60	—	—
Forfeited	(12,985)	52.91	—	—

Outstanding at April 30, 2012	990,990	$55.95	99,455	$76.37

The J. M. Smucker Company 2012 Annual Report 63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The total fair value of equity awards other than stock options vesting in 2012, 2011, and 2010 was approximately $22,663, $17,680, and $16,273, respectively. The weighted-average grant date fair value of restricted shares, deferred shares, deferred stock units, and performance units is the average of the high and the low share price on the date of grant. The following table summarizes the weighted-average grant date fair values of the equity awards granted in 2012, 2011, and 2010.

Year Ended April 30,	Restricted/ Deferred Shares and Deferred Stock Units	Weighted- Average Grant Date Fair Value	Performance Units	Weighted- Average Grant Date Fair Value
2012	152,180	$78.32	99,455	$76.37
2011	303,863	58.32	125,360	77.53
2010	504,580	44.63	190,010	57.37

The performance units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance units earned during the year. Restricted stock generally vests four years from the date of grant or upon the attainment of a defined age and years of service.

NOTE 10	DEBT AND FINANCING ARRANGEMENTS

Long-term debt consists of the following:

	Year Ended April 30,
	2012	2011
4.78% Senior Notes due June 1, 2014	$100,000	$100,000
6.12% Senior Notes due November 1, 2015	24,000	24,000
6.63% Senior Notes due November 1, 2018	397,906	380,039
3.50% Notes due October 15, 2021	748,637	—
5.55% Senior Notes due April 1, 2022	400,000	400,000
4.50% Senior Notes due June 1, 2025	400,000	400,000

Total long-term debt	$2,070,543	$1,304,039
Current portion of long-term debt	50,000	—

Total long-term debt, less current portion	$2,020,543	$1,304,039

On October 18, 2011, the Company completed a public issuance of $750.0 million in aggregate principal amount of 3.50 percent Notes due October 15, 2021. Interest is payable semiannually beginning April 15, 2012. The Company received proceeds of $748.6 million, net of an offering discount of $1.4 million. The discount is being amortized to interest expense over the life of the 3.50 percent Notes, resulting in an effective rate of 3.52 percent. The 3.50 percent Notes may be redeemed at any time prior to maturity, at the option of the Company. The 3.50 percent Notes are senior unsecured obligations and rank equally with the Company’s other unsecured and unsubordinated debt and are guaranteed fully and unconditionally, on a joint and several basis, by J. M. Smucker LLC and The Folgers Coffee Company, two of the Company’s 100 percent wholly-owned subsidiaries. A portion of the proceeds was used to fund the Sara Lee foodservice business acquisition and for the repayment of borrowings outstanding under the Company’s revolving credit facility, resulting from funding the Rowland Coffee acquisition. The remainder was used for general corporate purposes, including share repurchases.

In anticipation of the 3.50 percent Notes public issuance, the Company entered into a forward-starting interest rate swap in August 2011 to partially hedge the risk of an increase in the benchmark interest rate during the period leading up to the public issuance. The interest rate swap was designated as a cash flow hedge with a notional amount of $500.0 million. On October 13, 2011, in conjunction with the pricing of the 3.50 percent Notes, the Company terminated the interest rate swap prior to maturity. The termination resulted in a loss of $6.2 million, which will be amortized over the life of the related debt offering. For additional information, see Note 12: Derivative Financial Instruments.

64 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

In 2011, the Company entered into an interest rate swap on the 6.63 percent Senior Notes due November 1, 2018, converting the Senior Notes from a fixed to a variable-rate basis until maturity. The interest rate swap was designated as a fair value hedge of the underlying debt obligation with a notional amount of $376.0 million. In August 2011, the Company terminated the interest rate swap prior to maturity. As a result of the early termination, the Company received $27.0 million in cash, which included $3.1 million of interest receivable, and realized a gain of $23.9 million, which was deferred and will be recognized as a reduction of future interest expense through November 1, 2018. The unamortized benefit at April 30, 2012, was $21.9 million and the fair value adjustment of the interest rate swap at April 30, 2011, was $4.0 million, and both were recorded as an increase in the long-term debt balance. For additional information, see Note 12: Derivative Financial Instruments.

All of the Company’s Senior Notes are unsecured and interest is paid semiannually. Scheduled payments are required on the 5.55 percent Senior Notes, the first of which is $50.0 million on April 1, 2013, and on the 4.50 percent Senior Notes, the first of which is $100.0 million on June 1, 2020.

Interest paid totaled approximately $86.6 million, $62.1 million, and $76.5 million in 2012, 2011, and 2010, respectively. This differs from interest expense due to the timing of payments, amortization of fair value adjustments, amortization of debt issuance costs, and interest capitalized.

On July 29, 2011, the Company entered into a second amended and restated credit agreement with a group of 10 banks, which provides for an unsecured revolving credit line of $1.0 billion and matures July 29, 2016. The Company’s borrowings under the credit facility bear interest based on the prevailing U.S. Prime Rate, Canadian Base Rate, London Interbank Offered Rate (“LIBOR”), or Canadian Dealer Offered Rate, as determined by the Company. Interest is payable either on a quarterly basis or at the end of the borrowing term. At April 30, 2012, the Company did not have a balance outstanding under the revolving credit facility. The Company had standby letters of credit of approximately $7.8 million outstanding at April 30, 2012.

The Company’s debt instruments contain certain financial covenant restrictions including consolidated net worth, a leverage ratio, and an interest coverage ratio. The Company is in compliance with all covenants.

NOTE 11	CONTINGENCIES

The Company, like other food manufacturers, is from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. The Company is currently a defendant in a variety of such legal proceedings. The Company cannot predict with certainty the ultimate results of these proceedings or reasonably determine a range of potential loss. The Company’s policy is to accrue costs for contingent liabilities when such liabilities are probable and amounts can be reasonably estimated. Based on the information known to date, the Company does not believe the final outcome of these proceedings will have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

NOTE 12	DERIVATIVE FINANCIAL INSTRUMENTS

The Company is exposed to market risks, such as changes in commodity prices, foreign currency exchange rates, and interest rates. To manage the volatility related to these exposures, the Company enters into various derivative transactions. By policy, the Company historically has not entered into derivative financial instruments for trading purposes or for speculation.

Commodity Price Management: The Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of key raw materials, notably green coffee, edible oils, and flour. The Company also enters into commodity futures and options contracts to manage price risk for energy input costs, including natural gas and diesel fuel. The derivative instruments generally have maturities of less than one year.

The J. M. Smucker Company 2012 Annual Report 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Certain of the derivative instruments associated with the Company’s U.S. Retail Coffee and U.S. Retail Consumer Foods segments meet the hedge criteria and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of accumulated other comprehensive (loss) income to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affects earnings. Cash flows related to qualifying hedges are classified consistently with the cash flows from the hedged item in the Statements of Consolidated Cash Flows. In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodity’s futures contracts are highly effective in hedging price risks associated with the commodity purchased. Hedge effectiveness is measured and assessed at inception and on a monthly basis. The mark-to-market gains or losses on nonqualifying and ineffective portions of commodity hedges are recognized in cost of products sold immediately.

Foreign Currency Exchange Rate Hedging: The Company utilizes foreign currency forwards and options contracts to manage the effect of foreign currency exchange fluctuations on future cash payments primarily related to purchases of certain raw materials, finished goods, and fixed assets in Canada. The contracts generally have maturities of less than one year. At the inception of the contract, the derivative is evaluated and documented for hedge accounting treatment. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. If the contract qualifies for hedge accounting treatment, to the extent the hedge is deemed effective, the associated mark-to-market gains and losses are deferred and included as a component of accumulated other comprehensive (loss) income. These gains or losses are reclassified to earnings in the period the contract is executed. The ineffective portion of these contracts is immediately recognized in earnings.

Interest Rate Hedging: The Company utilizes interest rate swaps to mitigate the exposure to interest rate risk. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment.

In August 2011, the Company entered into a forward-starting interest rate swap agreement to partially hedge the risk of an increase in the benchmark interest rate during the period leading up to the $750.0 million 3.50 percent Notes public offering. The interest rate swap was designated as a cash flow hedge. The mark-to-market gains or losses on the swap were deferred and included as a component of accumulated other comprehensive (loss) income to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affected earnings. In October 2011, in conjunction with the pricing of the 3.50 percent Notes, the Company terminated the interest rate swap prior to maturity, resulting in a loss of $6.2 million. The resulting loss will be recognized in interest expense ratably over the life of the related debt. The ineffective portion of the hedge was reclassified to interest expense upon termination of the swap. For additional information, see Note 10: Debt and Financing Arrangements.

The Company’s interest rate swap on the 6.63 percent Senior Notes due November 1, 2018, met the criteria to be designated as a fair value hedge. The Company received a fixed rate and paid variable rates, hedging the underlying debt and the associated changes in the fair value of the debt. The interest rate swap was recognized at fair value in the Consolidated Balance Sheet at April 30, 2011, and changes in the fair value were recognized in interest expense. Gains and losses recognized in interest expense on the instrument had no net impact to earnings, as the change in the fair value of the derivative was equal to the change in fair value of the underlying debt. In August 2011, the Company terminated the interest rate swap on the 6.63 percent Senior Notes prior to maturity, resulting in a gain of $23.9 million which was deferred and will be recognized over the remaining life of the underlying debt as a reduction of future interest expense. In 2012, the Company recognized $2.0 million of the gain with the remaining to be recognized as follows: $2.9 million in 2013, $3.0 million in 2014, $3.2 million in 2015, $3.4 million in 2016, and the remaining $9.4 million in 2017 through 2019. For additional information, see Note 10: Debt and Financing Arrangements.

66 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table sets forth the fair value of derivative instruments recognized in the Consolidated Balance Sheets.

	April 30, 2012		April 30, 2011
	Other Current Assets	Other Current Liabilities	Other Current Assets	Other Current Liabilities	Other Noncurrent Liabilities
Derivatives designated as hedging instruments:
Commodity contracts	$6,569	$19,510	$3,408	$—	$—
Interest rate contract	—	—	5,423	—	1,384

Total derivatives designated as hedging instruments	$6,569	$19,510	$8,831	$—	$1,384

Derivatives not designated as hedging instruments:
Commodity contracts	$3,166	$3,631	$9,887	$5,432	$—
Foreign currency exchange contracts	436	982	317	3,204	—

Total derivatives not designated as hedging instruments	$3,602	$4,613	$10,204	$8,636	$—

Total derivative instruments	$10,171	$24,123	$19,035	$8,636	$1,384

The Company has elected to not offset fair value amounts recognized for commodity derivative instruments and its cash margin accounts executed with the same counterparty. The Company maintained cash margin accounts of $32,529 and $12,292 at April 30, 2012 and 2011, respectively, that are included in other current assets in the Consolidated Balance Sheets.

The following table presents information on pre-tax commodity contract net gains and losses recognized on derivatives designated as cash flow hedges.

	Year Ended April 30,
	2012	2011
(Losses) gains recognized in other comprehensive (loss) income (effective portion)	$(31,830)	$21,082
Gains reclassified from accumulated other comprehensive (loss) income to cost of products sold (effective portion)	1,887	14,780

Change in accumulated other comprehensive (loss) income	$(33,717)	$6,302

(Losses) gains recognized in cost of products sold (ineffective portion)	$(853)	$611

Included as a component of accumulated other comprehensive (loss) income at April 30, 2012 and 2011, were deferred pre-tax net losses of $24,287 and deferred pre-tax net gains of $9,430, respectively, related to commodity contracts. The related tax impact recognized in accumulated other comprehensive (loss) income was a benefit of $8,820 and expense of $3,430 at April 30, 2012 and 2011, respectively. The entire amount of the deferred net loss included in accumulated other comprehensive (loss) income at April 30, 2012, is expected to be recognized in earnings within one year as the related commodity is sold.

The following table presents information on the pre-tax losses recognized on the interest rate swap designated as a cash flow hedge.

	Year Ended April 30,
	2012	2011
Losses recognized in other comprehensive (loss) income (effective portion)	$(6,192)	$—
Losses reclassified from accumulated other comprehensive (loss) income to interest expense (effective portion)	(278)	—

Change in accumulated other comprehensive (loss) income	$(5,914)	$—

Losses recognized in interest expense (ineffective portion)	$(19)	$—

Included as a component of accumulated other comprehensive (loss) income at April 30, 2012, were deferred pre-tax losses of $5,914 related to the termination of the interest rate contract, of which approximately $500 will be recognized over the next 12 months. The related tax benefit recognized in accumulated other comprehensive (loss) income was $2,133 at April 30, 2012.

The J. M. Smucker Company 2012 Annual Report 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table presents the net realized and unrealized gains and losses recognized in cost of products sold on derivatives not designated as qualified hedging instruments.

	Year Ended April 30,
	2012	2011
Gains (losses) on commodity contracts	$16,306	$(3,994)
Gains (losses) on foreign currency exchange contracts	951	(3,290)

Gains (losses) recognized in cost of products sold (derivatives not designated as hedging instruments)	$17,257	$(7,284)

The following table presents the gross contract notional value of outstanding derivative contracts.

	April 30,
	2012	2011
Commodity contracts	$983,381	$869,107
Foreign currency exchange contracts	94,424	73,158
Interest rate contract	—	376,000

NOTE 13	OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade receivables. With respect to trade receivables, the Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company’s results other than as discussed in Major Customer of Note 1: Accounting Policies. The Company does not require collateral from its customers. The Company’s financial instruments, other than its long-term debt, are recognized at estimated fair value in the Consolidated Balance Sheets.

The following table provides information on the carrying amount and fair value of the Company’s financial assets (liabilities).

	April 30, 2012		April 30, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities	$—	$—	$18,600	$18,600
Other investments	43,217	43,217	41,560	41,560
Derivative financial instruments – net	(13,952)	(13,952)	9,015	9,015
Long-term debt	(2,070,543)	(2,443,514)	(1,304,039)	(1,648,614)

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

68 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following tables summarize the fair values and the levels within the fair value hierarchy in which the fair value measurements fall for the Company’s financial assets (liabilities).

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2012
Other investments: (B)
Equity mutual funds	$14,649	$—	$—	$14,649
Municipal obligations	—	20,392	—	20,392
Other investments	1,132	7,044	—	8,176
Derivatives: (C)
Commodity contracts – net	(12,788)	(618)	—	(13,406)
Foreign currency exchange contracts – net	(1)	(545)	—	(546)
Long-term debt (D)	(777,023)	(1,666,491)	—	(2,443,514)

Total financial instruments measured at fair value	$(774,031)	$(1,640,218)	$—	$(2,414,249)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2011
Marketable securities (A)	$—	$18,600	$—	$18,600
Other investments: (B)
Equity mutual funds	14,011	—	—	14,011
Municipal obligations	—	20,042	—	20,042
Other investments	464	7,043	—	7,507
Derivatives: (C)
Commodity contracts – net	7,863	—	—	7,863
Foreign currency exchange contracts – net	(2,887)	—	—	(2,887)
Interest rate contract – net	—	4,039	—	4,039
Long-term debt (D)	—	(1,648,614)	—	(1,648,614)

Total financial instruments measured at fair value	$19,451	$(1,598,890)	$—	$(1,579,439)

(A)	The Company’s marketable securities consisted entirely of commercial paper at April 30, 2011, and were broker-priced and valued by a third party using valuation techniques which utilize inputs that are derived principally from or corroborated by observable market data. All securities had matured or were sold at values that were consistent with the previously estimated fair values prior to April 30, 2012.
(B)	The Company’s other investments consist of funds maintained for the payment of benefits associated with nonqualified retirement plans. The funds include equity securities listed in active markets and municipal obligations valued by a third party using valuation techniques which utilize inputs that are derived principally from or corroborated by observable market data. As of April 30, 2012, the Company’s municipal obligations are scheduled to mature as follows: $3,536 in 2013, $732 in 2014, $2,739 in 2015, $927 in 2016, and the remaining $12,458 in 2017 and beyond.
(C)	The Company’s Level 1 derivatives are valued using quoted market prices for identical instruments in active markets. The Level 2 derivatives are valued using quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. The Company’s interest rate swap was valued using the income approach, observable Level 2 market expectations at the measurement date, and standard valuation techniques to convert future amounts to a single discounted present value. The specific inputs used to value the swap included futures contracts valued based on LIBOR, LIBOR cash and swap rates, and credit risk at commonly quoted intervals. For additional information, see Note 12: Derivative Financial Instruments.
(D)	The Company’s long-term debt is comprised of public Notes classified as Level 1 and private Senior Notes classified as Level 2. The public Notes are traded in an active secondary market and valued using quoted prices. The value of the private Senior Notes is based on the net present value of each interest and principal payment calculated, utilizing an interest rate derived from a fair market yield curve. For additional information, see Note 10: Debt and Financing Arrangements.

The J. M. Smucker Company 2012 Annual Report 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 14	INCOME TAXES

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	April 30,
	2012	2011
Deferred tax liabilities:
Intangible assets	$1,018,262	$1,025,301
Property, plant, and equipment	106,218	111,537
Other	8,107	10,016

Total deferred tax liability	$1,132,587	$1,146,854

Deferred tax assets:
Post-employment and other employee benefits	$107,543	$84,723
Tax credit and loss carryforwards	5,494	4,583
Intangible assets	3,370	3,279
Other	40,719	27,668

Total deferred tax assets	$157,126	$120,253
Valuation allowance for deferred tax assets	(3,072)	(3,324)

Total deferred tax assets, less allowance	$154,054	$116,929

Net deferred tax liability	$978,533	$1,029,925

The following table summarizes domestic and foreign loss and credit carryforwards at April 30, 2012.

	Related Tax Deduction	Deferred Tax Asset	Valuation Allowance	Expiration Date
Tax carryforwards:
Federal capital loss carryforward	$1,917	$694	$—	2017
State loss carryforwards	63,482	3,154	2,935	2013 to 2031
State tax credit carryforwards	—	1,636	—	2019
Foreign jurisdictional tax credit carryforwards	—	10	—	2015

Total tax carryforwards	$65,399	$5,494	$2,935

The Company evaluates the realizability of deferred tax assets for each of the jurisdictions in which it operates. Included in the overall valuation allowance is $137 for other deferred tax assets where it is more likely than not that those assets will not be realized. The total valuation allowance decreased by $252, $146, and $5,556 in 2012, 2011, and 2010, respectively, primarily due to the expiration of state loss carryforwards that had full valuation allowances.

Deferred income taxes have not been provided on approximately $200,100 of undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax deductions or tax credits for foreign taxes paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

70 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Income (loss) before income taxes is as follows:

	Year Ended April 30,
	2012	2011	2010
Domestic	$706,366	$729,654	$712,226
Foreign	(5,208)	(12,490)	18,527

Income before income taxes	$701,158	$717,164	$730,753

The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2012	2011	2010
Current:
Federal	$228,255	$271,361	$256,444
Foreign	6,798	4,554	6,584
State and local	23,579	21,568	12,907
Deferred:
Federal	(10,273)	(51,011)	(21,362)
Foreign	(6,867)	(7,338)	(4,386)
State and local	(78)	(1,452)	(13,572)

Total income tax expense	$241,414	$237,682	$236,615

A reconciliation of the statutory federal income tax rate and the effective income tax rate is as follows:

	Year Ended April 30,
Percent of Pretax Income	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	2.3	2.2	1.2
Domestic manufacturing deduction	(3.1)	(3.8)	(1.9)
Other items – net	0.2	(0.3)	(1.9)

Effective income tax rate	34.4%	33.1%	32.4%

Income taxes paid	$257,762	$365,994	$212,981

The J. M. Smucker Company 2012 Annual Report 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The Company files income tax returns in the U.S. and various state, local, and foreign jurisdictions. The Company is no longer subject to examination, with limited exceptions, for tax years prior to 2008 for U.S. federal, state, and local income taxes and tax years prior to 2005 for foreign income taxes. During 2011, the Company reached agreement with the Internal Revenue Service (“IRS”) on proposed adjustments resulting from the examination of its federal income tax returns for the tax periods ended April 30, 2008, June 30, 2009, and April 30, 2010. The agreement did not have a material effect on the Company’s effective tax rate or financial position. The Company is a voluntary participant in the Compliance Assurance Process (“CAP”) offered by the IRS and is currently under a CAP examination for the tax year ended April 30, 2012. Through the contemporaneous exchange of information with the IRS, this program is designed to identify and resolve tax positions with the IRS prior to the filing of a tax return, which allows the Company to remain current with its IRS examinations.

Within the next 12 months, it is reasonably possible that the Company could decrease its unrecognized tax benefits by an estimated $636, primarily as a result of the expiration of statute of limitations periods.

The Company’s unrecognized tax benefits as of April 30, 2012 and 2011, were $23,977 and $20,261, respectively. Of the unrecognized tax benefits, $16,410 and $13,939 would affect the effective tax rate, if recognized, as of April 30, 2012 and 2011, respectively. The Company’s accrual for tax-related net interest and penalties totaled $1,704 and $1,792 as of April 30, 2012 and 2011, respectively. The amount of tax-related net interest and penalties charged to earnings totaled $88 for 2012, and credited to earnings totaled $497 and $594 during 2011 and 2010, respectively.

A reconciliation of the Company’s unrecognized tax benefits is as follows:

	2012	2011
Balance at May 1,	$20,261	$15,322
Increases:
Current year tax positions	3,617	5,237
Prior year tax positions	2,103	4,106
Foreign currency translation	157	—
Decreases:
Prior year tax positions	—	271
Settlement with tax authorities	287	31
Expiration of statute of limitations periods	1,874	3,985
Foreign currency translation	—	117

Balance at April 30,	$23,977	$20,261

72 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 15	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Comprehensive income is included in the Statements of Consolidated Shareholders’ Equity. The components of accumulated other comprehensive (loss) income as shown in the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustment	Pension and Other Postretirement Liabilities	Unrealized Gain (Loss) on Available-for- Sale Securities	Unrealized (Loss) Gain on Cash Flow Hedging Derivatives	Accumulated Other Comprehensive (Loss) Income
Balance at May 1, 2009	$11,062	$(67,693)	$(2,209)	$1,570	$(57,270)
Reclassification adjustments	—	—	—	(2,494)	(2,494)
Current period credit (charge)	45,926	(18,004)	4,162	3,128	35,212
Income tax benefit (expense)	—	5,691	(1,510)	(210)	3,971

Balance at April 30, 2010	$56,988	$(80,006)	$443	$1,994	$(20,581)
Reclassification adjustments	—	—	—	(3,128)	(3,128)
Current period credit (charge)	24,773	(10,004)	2,124	9,430	26,323
Income tax benefit (expense)	—	4,076	(765)	(2,296)	1,015

Balance at April 30, 2011	$81,761	$(85,934)	$1,802	$6,000	$3,629
Reclassification adjustments	—	—	—	(9,430)	(9,430)
Current period (charge) credit	(14,785)	(73,137)	1,167	(30,201)	(116,956)
Income tax benefit (expense)	—	24,808	(425)	14,383	38,766

Balance at April 30, 2012	$66,976	$(134,263)	$2,544	$(19,248)	$(83,991)

Income tax benefit (expense) is determined using the applicable deferred tax rate for each component of accumulated other comprehensive (loss) income.

The J. M. Smucker Company 2012 Annual Report 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 16	GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

On October 13, 2011, the Company filed a registration statement on Form S-3 registering certain securities described therein, including debt securities which are guaranteed by certain of the Company’s subsidiaries. The Company issued $750.0 million of 3.50 percent Notes pursuant to the registration statement that are fully and unconditionally guaranteed, on a joint and several basis, by the following 100 percent wholly-owned subsidiaries of the Company: J. M. Smucker LLC and The Folgers Coffee Company (“subsidiary guarantors”). The following condensed consolidated financial information for the Company, the subsidiary guarantors, and the non-guarantor subsidiaries is provided. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions, including transactions with the Company’s 100 percent wholly-owned subsidiary guarantors and non-guarantor subsidiaries. The Company has accounted for investments in subsidiaries using the equity method.

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

	Year Ended April 30, 2012
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$4,302,743	$1,547,757	$3,822,370	$(4,147,088)	$5,525,782
Cost of products sold	3,741,054	1,408,792	2,682,636	(4,151,923)	3,680,559

Gross Profit	561,689	138,965	1,139,734	4,835	1,845,223
Selling, distribution, and administrative expenses, restructuring, and merger and integration costs	243,392	61,457	660,327	—	965,176
Amortization and impairment charges	11,196	—	81,454	—	92,650
Other operating (income) expense – net	(1,325)	(1,251)	11,690	—	9,114

Operating Income	308,426	78,759	386,263	4,835	778,283
Interest (expense) income – net	(80,675)	2,969	(2,086)	—	(79,792)
Other income (expense) – net	1,404,340	443	(3,605)	(1,398,511)	2,667
Equity in net earnings of subsidiaries	(1,095,007)	184,217	79,192	831,598	—

Income Before Income Taxes	537,084	266,388	459,764	(562,078)	701,158
Income taxes	77,340	1,140	162,934	—	241,414

Net Income	$459,744	$265,248	$296,830	$(562,078)	$459,744

74 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

	Year Ended April 30, 2011
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$3,880,940	$2,805,614	$3,759,833	$(5,620,644)	$4,825,743
Cost of products sold	3,196,825	2,546,492	2,884,851	(5,600,942)	3,027,226

Gross Profit	684,115	259,122	874,982	(19,702)	1,798,517
Selling, distribution, and administrative expenses, restructuring, and merger and integration costs	216,731	79,263	626,182	—	922,176
Amortization and impairment charges	5,188	64,675	21,580	—	91,443
Other operating (income) expense – net	(665)	(2,599)	3,890	—	626

Operating Income	462,861	117,783	223,330	(19,702)	784,272
Interest (expense) income – net	(67,687)	3,400	(2,795)	—	(67,082)
Other (expense) income – net	(1,338)	1,735	(423)	—	(26)
Equity in net earnings of subsidiaries	203,115	83,879	67,256	(354,250)	—

Income Before Income Taxes	596,951	206,797	287,368	(373,952)	717,164
Income taxes	117,469	21,838	98,375	—	237,682

Net Income	$479,482	$184,959	$188,993	$(373,952)	$479,482

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

	Year Ended April 30, 2010
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$3,675,770	$2,899,461	$3,723,605	$(5,693,547)	$4,605,289
Cost of products sold	3,259,807	2,383,363	2,858,293	(5,682,864)	2,818,599

Gross Profit	415,963	516,098	865,312	(10,683)	1,786,690
Selling, distribution, and administrative expenses, restructuring, and merger and integration costs	193,036	107,407	613,311	—	913,754
Amortization and impairment charges	10,200	65,681	9,434	—	85,315
Other operating (income) expense – net	(22,546)	7,083	12,175	—	(3,288)

Operating Income	235,273	335,927	230,392	(10,683)	790,909
Interest (expense) income – net	(53,264)	12,429	(21,559)	—	(62,394)
Other income (expense) – net	151	17,609	(15,522)	—	2,238
Equity in net earnings of subsidiaries	393,208	61,459	35,223	(489,890)	—

Income Before Income Taxes	575,368	427,424	228,534	(500,573)	730,753
Income taxes	81,230	77,280	78,105	—	236,615

Net Income	$494,138	$350,144	$150,429	$(500,573)	$494,138

The J. M. Smucker Company 2012 Annual Report 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30, 2012
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$108,281	$—	$121,427	$—	$229,708
Inventories	—	161,411	815,030	(14,865)	961,576
Other current assets	334,220	3,499	114,462	—	452,181

Total Current Assets	442,501	164,910	1,050,919	(14,865)	1,643,465
Property, Plant, and Equipment	220,354	389,163	486,572	—	1,096,089
Investments in Subsidiaries and Intercompany	5,684,496	4,241,145	702,550	(10,628,191)	—
Other Noncurrent Assets
Goodwill	981,606	—	2,073,012	—	3,054,618
Other intangible assets – net	435,713	—	2,751,294	—	3,187,007
Other noncurrent assets	59,992	11,137	62,918	—	134,047

Total Other Noncurrent Assets	1,477,311	11,137	4,887,224	—	6,375,672

	$7,824,662	$4,806,355	$7,127,265	$(10,643,056)	$9,115,226

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$323,608	$101,714	$191,650	$—	$616,972
Noncurrent Liabilities
Long-term debt	2,020,543	—	—	—	2,020,543
Deferred income taxes	104,822	311	887,559	—	992,692
Other noncurrent liabilities	212,303	20,031	89,299	—	321,633

Total Noncurrent Liabilities	2,337,668	20,342	976,858	—	3,334,868
Shareholders’ Equity	5,163,386	4,684,299	5,958,757	(10,643,056)	5,163,386

	$7,824,662	$4,806,355	$7,127,265	$(10,643,056)	$9,115,226

76 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30, 2011
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$206,845	$—	$113,000	$—	$319,845
Inventories	—	182,531	700,750	(19,702)	863,579
Other current assets	364,377	8,190	81,008	—	453,575

Total Current Assets	571,222	190,721	894,758	(19,702)	1,636,999
Property, Plant, and Equipment	193,321	305,519	369,042	—	867,882
Investments in Subsidiaries and Intercompany	4,872,622	802,936	1,209,603	(6,885,161)	—
Other Noncurrent Assets
Goodwill	981,606	—	1,831,140	—	2,812,746
Other intangible assets – net	440,174	3,116	2,496,720	—	2,940,010
Other noncurrent assets	50,012	15,106	1,830	—	66,948

Total Other Noncurrent Assets	1,471,792	18,222	4,329,690	—	5,819,704

	$7,108,957	$1,317,398	$6,803,093	$(6,904,863)	$8,324,585

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$234,262	$81,239	$167,175	$—	$482,676
Noncurrent Liabilities
Long-term debt	1,304,039	—	—	—	1,304,039
Deferred income taxes	115,985	—	926,838	—	1,042,823
Other noncurrent liabilities	162,308	16,447	23,929	—	202,684

Total Noncurrent Liabilities	1,582,332	16,447	950,767	—	2,549,546
Shareholders’ Equity	5,292,363	1,219,712	5,685,151	(6,904,863)	5,292,363

	$7,108,957	$1,317,398	$6,803,093	$(6,904,863)	$8,324,585

The J. M. Smucker Company 2012 Annual Report 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended April 30, 2012
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by (Used for) Operating Activities	$1,622,917	$165,048	$(1,057,036)	$—	$730,929

Investing Activities
Businesses acquired, net of cash acquired	—	—	(737,255)	—	(737,255)
Additions to property, plant, and equipment	(52,994)	(133,605)	(87,645)	—	(274,244)
Equity investment in affiliate	—	—	(35,874)	—	(35,874)
Proceeds from divestitures	—	—	9,268	—	9,268
Sales and maturities of marketable securities	18,600	—	—	—	18,600
Proceeds from disposal of property, plant, and equipment	168	396	3,475	—	4,039
Other – net	—	(3,495)	(16,903)	—	(20,398)

Net Cash Used for Investing Activities	(34,226)	(136,704)	(864,934)	—	(1,035,864)

Financing Activities
Proceeds from long-term debt	748,560	—	—	—	748,560
Quarterly dividends paid	(213,667)	—	—	—	(213,667)
Purchase of treasury shares	(315,780)	—	—	—	(315,780)
Proceeds from stock option exercises	2,826	—	—	—	2,826
Intercompany	(1,906,881)	(28,344)	1,935,225	—	—
Other – net	(2,313)	—	—	—	(2,313)

Net Cash (Used for) Provided by Financing Activities	(1,687,255)	(28,344)	1,935,225	—	219,626
Effect of exchange rate changes on cash	—	—	(4,828)	—	(4,828)

Net (decrease) increase in cash and cash equivalents	(98,564)	—	8,427	—	(90,137)
Cash and cash equivalents at beginning of year	206,845	—	113,000	—	319,845

Cash and Cash Equivalents at End of Year	$108,281	$—	$121,427	$—	$229,708

( )	Denotes use of cash

78 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended April 30, 2011
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$212,428	$92,965	$86,169	$—	$391,562

Investing Activities
Additions to property, plant, and equipment	(59,072)	(53,416)	(67,592)	—	(180,080)
Purchases of marketable securities	(75,637)	—	—	—	(75,637)
Sales and maturities of marketable securities	57,100	—	—	—	57,100
Proceeds from disposal of property, plant, and equipment	1,081	305	4,444	—	5,830
Other – net	(43)	37	(120)	—	(126)

Net Cash Used for Investing Activities	(76,571)	(53,074)	(63,268)	—	(192,913)

Financing Activities
Repayments of long-term debt	(10,000)	—	—	—	(10,000)
Proceeds from long-term debt	400,000	—	—	—	400,000
Quarterly dividends paid	(194,024)	—	—	—	(194,024)
Purchase of treasury shares	(389,135)	—	—	—	(389,135)
Proceeds from stock option exercises	14,525	—	—	—	14,525
Intercompany	24,152	(39,891)	15,739	—	—
Other – net	7,740	—	475	—	8,215

Net Cash (Used for) Provided by Financing Activities	(146,742)	(39,891)	16,214	—	(170,419)
Effect of exchange rate changes on cash	—	—	8,045	—	8,045

Net (decrease) increase in cash and cash equivalents	(10,885)	—	47,160	—	36,275
Cash and cash equivalents at beginning of year	217,730	—	65,840	—	283,570

Cash and Cash Equivalents at End of Year	$206,845	$—	$113,000	$—	$319,845

( )	Denotes use of cash

The J. M. Smucker Company 2012 Annual Report 79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended April 30, 2010
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by (Used for) Operating Activities	$499,197	$218,064	$(3,783)	$—	$713,478

Investing Activities
Additions to property, plant, and equipment	(41,148)	(62,324)	(33,511)	—	(136,983)
Proceeds from divestitures	19,554	—	—	—	19,554
Sales and maturities of marketable securities	13,519	—	—	—	13,519
Proceeds from disposal of property, plant, and equipment	—	185	20	—	205
Other – net	(706)	—	(32)	—	(738)

Net Cash Used for Investing Activities	(8,781)	(62,139)	(33,523)	—	(104,443)

Financing Activities
Repayment of bank note payable	—	(350,000)	—	—	(350,000)
Repayments of long-term debt	(275,000)	—	—	—	(275,000)
Quarterly dividends paid	(166,224)	—	—	—	(166,224)
Purchase of treasury shares	(5,569)	—	—	—	(5,569)
Proceeds from stock option exercises	6,413	—	—	—	6,413
Intercompany	(258,696)	194,075	64,621	—	—
Other – net	2,393	—	(561)	—	1,832

Net Cash (Used for) Provided by Financing Activities	(696,683)	(155,925)	64,060	—	(788,548)
Effect of exchange rate changes on cash	—	—	6,390	—	6,390

Net (decrease) increase in cash and cash equivalents	(206,267)	—	33,144	—	(173,123)
Cash and cash equivalents at beginning of year	423,997	—	32,696	—	456,693

Cash and Cash Equivalents at End of Year	$217,730	$—	$65,840	$—	$283,570

( )	Denotes use of cash

80 The J. M. Smucker Company 2012 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 17	COMMON SHARES

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

The J. M. Smucker Company 2012 Annual Report 81

DIRECTORS AND OFFICERS

The J. M. Smucker Company

DIRECTORS

Vincent C. Byrd

President and Chief Operating Officer

The J. M. Smucker Company

R. Douglas Cowan A

Director and Retired Chairman and

Chief Executive Officer

The Davey Tree Expert Company

Kent, Ohio

Kathryn W. Dindo A, E

Retired Vice President and

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

Chief Executive Officer

The J. M. Smucker Company

Timothy P. Smucker

Chairman of the Board

The J. M. Smucker Company

William H. Steinbrink G

Principal

Unstuk LLC

Shaker Heights, Ohio

Paul Smucker Wagstaff

President, U.S. Retail Consumer Foods

The J. M. Smucker Company

EXECUTIVE OFFICERS

Timothy P. Smucker

Chairman of the Board

Richard K. Smucker

Chief Executive Officer

Dennis J. Armstrong

Senior Vice President, Logistics and Operations Support

Mark R. Belgya

Senior Vice President and

Chief Financial Officer

James A. Brown

Vice President, U.S. Grocery Sales

Vincent C. Byrd

President and Chief Operating Officer

John W. Denman

Vice President and Controller

Barry C. Dunaway

Senior Vice President and

Chief Administrative Officer

Tamara J. Fynan

Vice President, Marketing Services

Jeannette L. Knudsen

Vice President, General Counsel and Corporate Secretary

David J. Lemmon

Vice President and Managing Director, Canada

John F. Mayer

Vice President, U.S. Retail Sales

Kenneth A. Miller

Vice President and General Manager, Foodservice

Steven Oakland

President, International, Foodservice, and Natural Foods

Andrew G. Platt

Vice President, Information Services and Chief Information Officer

Christopher P. Resweber

Senior Vice President, Corporate

Communications and Public Affairs

Julia L. Sabin

Vice President, Industry and

Government Affairs

Mark T. Smucker

President, U.S. Retail Coffee

Paul Smucker Wagstaff

President, U.S. Retail Consumer Foods

Albert W. Yeagley

Vice President, Industry and

Government Affairs

PROPERTIES

Corporate Office:

Orrville, Ohio

Domestic Manufacturing Locations:

Chico, California

Cincinnati, Ohio

El Paso, Texas

Grandview, Washington

Harahan, Louisiana

Havre de Grace, Maryland

Lexington, Kentucky

Memphis, Tennessee

Miami, Florida

New Bethlehem, Pennsylvania

New Orleans, Louisiana (2)

Orrville, Ohio

Oxnard, California

Ripon, Wisconsin

Scottsville, Kentucky

Seneca, Missouri

Suffolk, Virginia

Toledo, Ohio

International Manufacturing Locations:

Sherbrooke, Quebec, Canada

Ste. Marie, Quebec, Canada

A         Audit Committee Member

E         Executive Compensation Committee Member

G        Nominating and Corporate Governance Committee Member

82 The J. M. Smucker Company 2012 Annual Report

Shareholder information

WWW.CORPORATEREPORT.COM

Corporate Reports Inc. Atlanta, GA

Corporate Office

The J.M. Smucker Company

One Strawberry Lane

Orrville, Ohio 44667

Telephone: (330) 682-3000

Stock Listing

The J.M. Smucker Company’s common shares are listed on the New York Stock Exchange – ticker symbol SJM.

Corporate WebSite

To learn more about The J.M. Smucker Company, visit smuckers.com.

Annual Meeting

The annual meeting will be held at 11:00 a.m. Eastern Time, Wednesday, August 15, 2012, in the Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.

Corporate News and Reports

Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on the Company’s website. They are also available without cost to shareholders who submit a written request to:

The J.M. Smucker Company Attention: Corporate Secretary One Strawberry Lane

Orrville, Ohio 44667

Certifications

The Company’s Chief Executive Officer and Chief Financial Officer have certified to the New York Stock Exchange that they are not aware of any violation by the Company of the New York Stock Exchange corporate governance standards. The Company has also filed with the Securities and Exchange Commission certain certifications relating to the quality of the Company’s public disclosures. These certifications are filed as exhibits to the Company’s Annual Report on Form 10-K.

forward-looking statements

This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference “Forward-Looking Statements” located on page 36 in the “Management’s Discussion and Analysis” section.

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

Shareholder Services

The transfer agent and registrar for the Company, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters, including:

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

Canton, Massachusetts 02021 Telephone: (800) 456-1169

Telephone outside the U.S., Canada, and Puerto Rico: (312) 360-5254

Website: computershare.com/investor

Designed by:

The J. M. Smucker Company is the owner of all trademarks referenced herein, except for the following which are used under license: Pillsbury®, the Barrelhead logo and the Doughboy character are trademarks of The Pillsbury Company, LLC; Carnation® is a trademark of Société des Produits Nestlé S.A.; Dunkin’ Donuts® is a registered trademark of DD IP Holder, LLC; and Douwe Egberts® and Pickwick® are registered trademarks of Sara Lee/DE B.V. Borden® and Elsie are also trademarks used under license.

One Strawberry Lane / Orrville, Ohio 44667 / (330) 682-3000

smuckers.com