Form 10-K, Exhibit 13
period 2014-04-30
SMUCKER J M CO
filed 2014-06-23
CIK 91419

Exhibit 13

THE J.M. SMUCKER COMPANY
2014 Annual Report

Jif
Folgers
SMUCKER'S

THE J.M. SMUCKER COMPANY

WHY WE ARE, WHO WE ARE... OUR CULTURE

A culture of dotting the i's and crossing the t's...

Of doing the *right* things and doing *things* right...

A culture of growth – individual and as a company.

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

Where every person makes a difference.

CONTENTS

U.S. Retail Coffee 6

U.S. Retail Consumer Foods 10

International, Foodservice & Natural Foods 14

Sustainability at Smucker 18

Financial Review 19

OUR PURPOSE

Helping to bring families together to share memorable meals and moments.

ORGANIC

We have always defined success by more than financial performance. We believe how we do things is as important as what we do. *Our Purpose* aims to further articulate why we are in business and the impact we aspire to have on society.

Being together with the ones we love isn't just a pleasant way to spend time — it's vital to a healthy, happy, fulfilling life. In fact, the more time family and friends spend with each other, the richer their lives become. We believe that nothing brings people closer together than the meals and memories they share. And the stronger families are today, the stronger our society will be tomorrow.
Quite simply, life tastes better together.

DEAR SHAREHOLDERS AND FRIENDS,

Strong and healthy brands, leading market positions, innovative new products, and a focused strategy executed by talented employees served The J. M. Smucker Company well during fiscal 2014, despite the challenging economic environment. Most importantly, and as we have done for the past 117 years, we remained focused on *Our Purpose* of *helping to bring families together to share memorable meals and moments*, and it is through this focus that we ensure the strength of our brands and the continued growth of our business.

Our strong fundamentals resulted in achieving record non-GAAP earnings per share and returning more than $730 million in cash to shareholders through dividends and share repurchases. Driving this earnings growth was the continued strong performance of our U.S. Retail Coffee business, including our roast and ground products and the premium *Dunkin' Donuts*® brand. Among the challenges we faced were a competitive pricing environment, as well as our voluntary exit from certain foodservice businesses. These factors, along with pricing actions taken to pass through lower commodity costs in key categories, resulted in net sales declining 5 percent to $5.6 billion.

Nevertheless, fiscal 2014 was filled with solid accomplishments primarily focused on several growth areas — expanding our presence in the coffee category, accelerating the growth of our *Smucker's*® and *Jif*® brands, and building our *Smucker's*® *Uncrustables*® frozen handheld business. We also continue to reap the benefits of one of the most innovative periods in our history — launching more than 250 new products in the past three years that accounted for over $425 million, or approximately 8 percent, of net sales in fiscal 2014.

Among the highlights of our fiscal year:

- Non-GAAP earnings per share rose 5 percent to $5.64.
- Cash generated from operations was steady at $856 million.
- We repurchased nearly 5 percent of shares outstanding, utilizing approximately $500 million in cash.
- Capital expenditures totaled approximately $280 million, a record level.
- The annual dividend paid per share increased approximately 11 percent, representing 12 consecutive years of dividend growth and 55 consecutive years of dividend payouts.

Overall, we are pleased to have returned $2.6 billion to our shareholders in the past five years through dividends and share repurchases.

PLEASING OUR CONSUMERS

The ability to generate shareholder returns and to fulfill *Our Purpose* is enhanced by our efforts to offer consumers a broad portfolio of products to meet their diverse and ever-changing needs. We continue to expand our consumer reach through product innovation and effective marketing support. In fiscal 2014 alone, we launched more than 100 new products that were developed based on consumer needs identified through insightful research and our own strategic architecture, which ensures we create value for our consumers by offering products that "*Make You Smile*," are "*Easy for You*," and are "*Good and Good for All of Us*." As an example, *Dunkin' Donuts*® *Bakery Series*® coffee "Makes You Smile" by bringing favorite bake shop flavors to a pot of home-brewed coffee. Looking forward, our innovation pipeline remains a robust one, with more than 125 product introductions planned in fiscal 2015.

We are continually focused on engaging with our consumers to ensure we understand their product preferences and that we are meeting their needs for product information. We maintain a direct dialogue with consumers through our Consumer Communications Center, as well as interaction through more than 45 social media properties including Facebook®, Twitter®, Pinterest®, Instagram®, and YouTube®. In addition, we strive to ensure our in-store communication with consumers is insightful and informative. This past year, for example, we completed our commitment to incorporate the "Facts Up Front™" labeling system across all products that require a nutrition panel. This initiative summarizes important nutritional information in a simple and easy-to-read format on the front of food and beverage packages.

Our marketing efforts in fiscal 2014 were highlighted by our sponsorship of the United States Olympic and Paralympic Teams. The Olympic Games bring families and friends together to celebrate the special moments of U.S. athletes and the Games. Four leading brands — *Smucker's*, *Folgers*®, *Jif*, and *Smucker's Uncrustables* — were involved with our sponsorship, which broadened engagement across multiple generations of consumers. Our activities, which garnered more than 1 billion media impressions, included television advertising, product packaging, digital marketing, social media, retailer activation, and employee engagement activities.

This Olympic campaign is representative of our integrated approach to marketing that takes a holistic view of our television, radio, print, visual, digital, and social media footprint in order to maximize consumer impact. Our multiyear involvement with the U.S. Olympic and Paralympic Teams will continue through the 2016 Summer Olympics in Rio de Janeiro, Brazil.

ACQUISITIONS ENHANCE GROWTH

Strategic acquisitions remain a key part of our growth strategy. We target leading brands and categories that will enhance our "center of the store" presence in North America or help us expand in China. We categorize acquisitions in three ways: transformational acquisitions are larger in scale and include entry into new markets or categories; bolt on acquisitions leverage existing infrastructure and increase our presence within a category; and enabling acquisitions, though they may be smaller in size, capitalize on our resources and introduce new capabilities to the Company. As we evaluate possible transactions, we are mindful that the acquisition landscape has been changing and has become more competitive. Accordingly, we remain focused on finding the right balance between opportunity and investment.

2 The J.M. Smucker Company

This past year we completed the enabling acquisition of Enray, Inc. Through its *truRoots*® brand, Enray is a leader in organic, gluten-free, ancient grain products — an on-trend, high-growth product platform — which contributed $40 million in net sales following the August 2013 acquisition. Adding *truRoots* to a brand family that includes *R.W. Knudsen Family*® and *Santa Cruz Organic*® brings additional scale to our natural foods portfolio.

SUPPLY CHAIN OPTIMIZATION

Ongoing investments that enhance supply chain capabilities and reduce costs long term are other key drivers of profitable growth. Our new manufacturing facility in Orrville, Ohio, not only provides us with state-of-the-art efficiency, but also allows us to leverage our innovation capabilities. Likewise, we are converting our facility in Memphis, Tennessee, to support expanded peanut butter production, in line with our goal of growing the *Jif* brand. We have also made capital investments in our Scottsville, Kentucky, facility to support growth of the *Smucker's Uncrustables* frozen handheld business, and at our Toledo, Ohio, facility to support capacity for our *Pillsbury*® ready-to-spread frostings.

ENJOYING LONG-TERM GROWTH PROSPECTS

History has shown that we are adept at managing near-term challenges while focusing on those strategies necessary to ensure long-term success. This is one reason we are confident that Smucker will continue its profitable growth in fiscal 2015 and beyond. Our confidence also stems from our commitment to *Our Purpose* and through decision-making guided by our *Basic Beliefs* of *Quality, People, Ethics, Growth,* and *Independence.*

We are well positioned to continue fulfilling *Our Purpose,* thanks to a clear strategy, excellent execution of that strategy, a robust innovation pipeline, an integrated marketing approach, key partnerships, and supply chain investments, all of which are supported by a strong balance sheet. These strengths will allow us to continue to return value to our shareholders. As we realize this potential, Smucker will remain focused on our strategy of owning and marketing North American food brands that hold the number one market position in their respective categories, while maintaining the global perspective that is essential to compete effectively in today's marketplace.

We extend a heartfelt thank you for the hard work and talents of our family of nearly 5,000 employees. Their commitment is essential to our success, as is the loyalty we have earned with all of our constituents.

We also thank you for your continued faith in and support of The J. M. Smucker Company.

Sincerely,

Tim　　　　Richard

Tim Smucker　　　　Richard Smucker

June 23, 2014

THE J. M. SMUCKER COMPANY

FINANCIAL HIGHLIGHTS

(Dollars in millions, except per share data)	Year Ended April 30, 2014	2013
Net sales	$5,610.6	$ 5,897.7
Net income and net income per common share:		
Net income	$ 565.2	$ 544.2
Net income per common share – assuming dilution	$ 5.42	$ 5.00
Income and income per common share excluding special project costs:[A]		
Income	$ 588.5	$ 584.8
Income per common share – assuming dilution	$ 5.64	$ 5.37
Common shares outstanding at year end	101,697,400	106,486,935
Number of employees	4,775	4,875

2014 Annual Report 3

Knott's
Eagle Brand
Martha White
Pillsbury
Smucker's
Folgers
Jif
Café Bustelo
R.W. Knudsen
Santa Cruz Organic
Dickinson's
PET
White Lily
Hungry Jack
Crisco
Dunkin' Donuts
Millstone
Pilon
truRoots
Crosse & Blackwell
Magnolia
Golden Temple
Red River
Five Roses
Bick's
Robin Hood
Double Fruit
Adams
Laura Scudder's
Carnation

STILL
270
RICH. PURE TASTE
Folgers
CLASSIC ROAST

U.S. Retail Coffee

Smucker is the market leader in the $8.4 billion U.S. at-home retail coffee category, with a 29 percent market share. We compete across all key coffee segments with a diverse portfolio of brands, product types, packaging, and price points. This portfolio allows us to meet the evolving needs of coffee consumers and capitalize on growth opportunities.

6 The J.M. Smucker Company

SEGMENT AS A PERCENTAGE OF NET SALES

38%

U.S. Retail Coffee

OUR BRANDS

Dunkin' Donuts

Folgers

Millstone

Café Bustelo

Pilon

2014 Annual Report 7

U.S. RETAIL COFFEE

The foundation of our coffee business is roast and ground, which remains the largest portion of our U.S. Retail Coffee sales and gained market share in fiscal 2014.

8 The J.M. Smucker Company

BUILDING ON MARKET LEADERSHIP

Our U.S. Retail Coffee segment enjoyed solid performance in fiscal 2014 with segment profit growing 6 percent to $642 million. Net sales decreased 6 percent to $2.2 billion, as higher volume was offset by the pass-through of lower green coffee costs to our customers and consumers.

The foundation of our coffee business is roast and ground, which remains the largest portion of our U.S. Retail Coffee sales and gained market share in fiscal 2014. Featuring our iconic *Folgers* brand, roast and ground volume has remained healthy, even as at-home coffee options continue to expand. We intend to continue this momentum in roast and ground by building on the strong brand identification of *Folgers* and offering new varieties and formats that appeal to consumer tastes.

In addition to our traditional canister coffees, we have had considerable success with our *Folgers* Instant Single Serve Packets, which provide consumers with an instant coffee option at a better price point than many competing brands.

Our premium coffee business is also growing and includes the strong *Dunkin' Donuts* and *Folgers Gourmet Selections*® brands, in addition to our *Millstone*® offerings. There are currently more than 20 *Dunkin' Donuts* offerings, which include five varieties of *Dunkin' Donuts Bakery Series* coffee launched in fiscal 2014. The *Dunkin' Donuts* brand also had a successful seasonal offering during the year. Our *Folgers Gourmet Selections* and *Millstone* brands offer consumers multiple coffee varieties at different price points.

Across the premium business, we will continue to build our brand strength while introducing new varieties and products into the marketplace.

The overall K-Cup® pack segment has seen significant growth in recent years. Smucker products continue to support Keurig Green Mountain Inc.'s (Keurig) coffee brewers and cover multiple brands, including *Folgers Gourmet Selections* and *Millstone*. Further building on our strong partnership with Keurig, we are also currently developing products for the new Keurig Bolt and Keurig 2.0 next-generation brewing platforms, which will debut later this year.

The popularity of K-Cup® packs continues to bring new consumers into the coffee category, but the recent influx of non-branded and unlicensed branded coffee choices has made it a more competitive category. While we have seen demand increase for *Folgers Gourmet Selections* K-Cup® packs, for example, smaller brands such as *Millstone* have found it more difficult to compete in this crowded market.

Our plans for continued growth in the single-serve market include expanding our Keurig partnership in new areas including extending K-Cup® pack distribution in the e-commerce, club, and dollar store channels. We also plan to launch three new K-Cup® pack products in fiscal 2015, two of which will be *Café Bustelo*® items. In addition, we will convert a few of our existing K-Cup® pack varieties to the iconic *Folgers* brand name.

2014 Annual Report 9

U.S. Retail Consumer Foods

Our U.S. Retail Consumer Foods segment competes in a number of large and consumer-relevant categories, including peanut butter, fruit spreads, baking mixes and frostings, oils, and sweetened condensed milk. These are staple products for consumers and enjoy broad consumer reach. Peanut butter, for example, is a simple and affordable source of plant-based protein.

10 The J.M. Smucker Company

SEGMENT AS A PERCENTAGE OF NET SALES

39%

U.S. Retail
Consumer Foods

OUR BRANDS

Smucker's, Jif, Pillsbury, Crisco, Hungry Jack, Eagle Brand, Martha White, White Lily

2014 Annual Report 11

U.S. RETAIL CONSUMER FOODS

SMUCKER'S
Strawberry

Jif
CREAMY
Jif
TO GO
CREAMY

The strength of the **Jif** *brand has been key to our continued growth. We are focused on continuing to grow the* **Jif** *brand even further, introducing new products and packaging options tailored to the needs of today's consumer.*

12 The J.M. Smucker Company

GROWING MARKET-LEADING BRANDS

Led by the *Jif* brand, we hold the number one position in the over $1.9 billion peanut butter category with a 47 percent dollar share of the market — more than double that of our nearest branded competitor. In the over $900 million fruit spreads category, our *Smucker's* brand holds the leading dollar share — three times as much as our nearest branded competitor. In fiscal 2014, the U.S. Retail Consumer Foods segment recorded $2.2 billion in net sales and $397 million in segment profit, both of which decreased from the previous year. However, our two largest brands, *Jif* and *Smucker's*, grew volume 2 percent, which was offset by lower net price realization.

The centerpiece of our fruit spreads business is our namesake *Smucker's* brand, which we are focused on growing by expanding our consumer reach through brand-building efforts and offering a diverse product portfolio. Early in the fiscal year, we successfully launched *Smucker's* Natural fruit spreads, a product made with all-natural ingredients and sweetened with sugar. As part of our efforts to extend the *Smucker's* brand into new product categories, we are launching *Smucker's® Fruit-Fulls™*, a new line of all-natural pure blended fruit pouches.

Smucker's Uncrustables sandwiches have experienced double-digit volume growth for each quarter for the past two fiscal years within the U.S. Retail Consumer Foods segment. *Smucker's Uncrustables* sandwiches provide a great tasting and convenient option that has proven ideal for families. On average, nearly 1 million *Smucker's Uncrustables* sandwiches are produced and sold daily. To support the future growth of this business, we recently invested $80 million to expand our Scottsville, Kentucky, facility.

The strength of the *Jif* brand has been key to our continued growth. We are focused on continuing to grow the *Jif* brand even further, introducing new products and packaging options tailored to the needs of today's consumer. Our new *Jif* Whips — a lighter and fluffier peanut butter that is ideal for dipping — has demonstrated strong sales. This performance is on top of other recent innovations that include our *Jif To Go®* product, convenient single-serve cups for busy consumers, and the continued success of our *Jif* Natural peanut butter. We plan to further expand our offerings with *Jif To Go* Dippers — a convenient snacking option that pairs *Jif To Go* with pretzels.

Also in fiscal 2014, we broadened our product offerings in the nearly $500 million and growing specialty nut butter category with the new *Jif* Salted Caramel Flavored Hazelnut spread, as well as a line of *Jif* Cashew and Almond butters. In addition, we relaunched our original *Jif* Hazelnut spreads with new packaging. We remain optimistic about the continued growth opportunities in this category.

Several other brands in the U.S. Retail Consumer Foods segment continue to provide consumers with diverse and innovative product options in the baking aisle. Our *Pillsbury* baking brand launched more than 20 new items in fiscal 2014, including *Funfetti®* bold-colored cake mixes and new seasonal offerings such as Caramel Apple and Perfectly Pumpkin. These products help extend the baking season beyond the traditional holiday months. In addition, in fiscal 2014 our *Crisco®* brand enjoyed significant volume growth in part due to the strong performance during the important holiday baking season. Product innovation will continue to be an important growth driver for these brands.

2014 Annual Report 13

International, Foodservice, and Natural Foods

Our International, Foodservice, and Natural Foods segment encompasses sales outside the U.S. retail markets. Our International operations consist primarily of our Canadian business, operations in Mexico, and our minority investment in China. The fiscal 2014 addition of the *truRoots* brand bolsters our product offerings in the natural foods category. We also continue to be a leading supplier to North American foodservice operators.

14 The J.M. Smucker Company

SEGMENT AS A PERCENTAGE OF NET SALES

23%

International, Foodservice, and Natural Foods

OUR BRANDS

Smucker's
Folgers
Bick's
Robin Hood
Eagle Brand
Dickinson's
Crisco
Double Fruit
Carnation
R.W. Knudsen
Santa Cruz Organic
truRoots
Five Roses
Golden Temple

2014 Annual Report 15

INTERNATIONAL, FOODSERVICE, AND NATURAL FOODS

POSITIONED FOR FUTURE GROWTH

The International, Foodservice, and Natural Foods segment experienced several challenges in fiscal 2014 that included increased trade spending in our Foodservice coffee business, currency headwinds, and several planned business rationalizations. As a result, segment net sales decreased 7 percent to $1.3 billion, while segment profit decreased 16 percent to $167 million.

Our International operations are primarily centered in Canada, while our presence in Mexico and minority interest in Seamild, a privately owned manufacturer of oats products in China, are creating additional opportunities in those markets. Canada had a strong fiscal 2014, achieved despite less-than-favorable exchange rates, with volume and market share gains in most categories. Continued product innovation and a focus on marketing initiatives in key categories, such as baking and coffee, will provide opportunities for future growth. We take a holistic approach with both of our Canadian baking and coffee businesses aligning strategy, marketing, trade, and merchandising activities with customers to generate greater efficiencies and drive category growth.

Our Foodservice business has long-term strategic value. In fiscal 2014, we completed the planned exits of portions of the hot beverage business and the commodity peanut butter program for schools. These were strategic, long-term decisions that impacted our results this year but will lead to more focused growth moving forward. In addition, we plan to grow the Foodservice business with innovative beverage-dispensing solutions, as well as expanding our tabletop presence through our licensing and distribution agreement with Cumberland Packing Corp. — makers of *Sweet'N Low*® and *Sugar In The Raw*® products, among others.

In the Natural Foods business, our fiscal 2014 acquisition of Enray, Inc., and its *truRoots* brand offers us a new range of portfolio offerings: ancient grain products that are gluten-free, non-GMO, and certified organic. This type of enabling acquisition brings Smucker a new variety of on-trend products that enhance our leadership and growth in the organic and natural foods area. The acquisition has also given us additional scale within the natural foods category, allowing us to create organizational efficiencies that will ensure we continue to meet the needs of our customers and consumers.

Robin Hood
ENRICHED & PRE-SIFTED
ALL PURPOSE
flour
ORIGINAL

16 The J.M. Smucker Company

SMUCKER'S
Strawberry
Jam

The enabling acquisition of Enray, Inc. adds a new variety of on-trend products to enhance our leadership and growth in the organic and natural foods area.

ancient grain
pasta
PENNE

2014 Annual Report 17

Sustainability at Smucker

MEASURING OUR IMPACT

Responsibility and citizenship have defined Smucker since our founding. Through fiscal 2014, we have achieved ongoing progress on our *Economic*, *Environmental*, and *Social* sustainability goals. Among other areas, our work last year showed improvement in environmental stewardship and on our green coffee and palm oil strategies. In fiscal 2014, we updated our sustainability agenda, looking for ways to continue to work with our suppliers and partners to provide increased transparency and accountability as we work toward our long-term goals. Read about these accomplishments and more in our 2014 Corporate Responsibility Report, available in the Corporate Responsibility section of our website at *jmsmucker.com.*

Create a better tomorrow by focusing on preserving our culture, ensuring our long-term **Economic** *viability, limiting our* **Environmental** *impact, and being* **Socially** *responsible.*

WASTE DIVERTED FROM LANDFILL
Year ended Dec. 31,
79% 2009
73% 2010
76% 2011
85% 2012
87% 2013
Complete information from all facilities is not currently available. Waste surveys will complete this data in 2014.
WATER INTENSITY
(gallons per EU*)
Year ended Dec. 31,
4.59 2009
4.61 2010
4.46 2011
4.42 2012
3.58 2013
* Equivalent unit (EU) is an internal measure of volume based on tonnage.
EMISSIONS INTENSITY
(tonnes CO2e/1,000 EU*)
Year ended Dec. 31,
1.27 2009
1.28 2010
1.21 2011
1.25 2012
1.26 2013
* Equivalent unit (EU) is an internal measure of volume based on tonnage.

18 The J.M. Smucker Company

FRUITY WALKABOUT CONES

MEDITERRANEAN QUINOA SALAD

QUICK ORANGE BEEF STIR-FRY

ARUGULA SALAD WITH LEMON-GARLIC DRESSING

LEMON BLUEBERRY TARTLETS

TOMATO TOWERS WITH MOZZARELLA & KALE PESTO

MEDITERRANEAN QUINOA SALAD

PREP TIME: 10 MIN MAKES: 4 SERVINGS

- 1 cup **truRoots**® Organic Quinoa
- 2 cups water
- 1 cup canned chickpeas or garbanzo beans, rinsed and drained
- 1/2 cup finely diced red bell pepper
- 1/2 cup diced green olives
- 1/2 cup crumbled feta cheese
- 1/4 cup chopped parsley
- 1/4 cup extra virgin olive oil
- 2 tablespoons lemon juice
- Salt and pepper to taste

DIRECTIONS

1. BRING quinoa and water to a boil; simmer on low heat for 20 minutes. Cover and let stand 5 minutes. Cool quinoa to room temperature and transfer to a serving bowl.
2. MIX chickpeas, bell peppers and parsley thoroughly with cooked quinoa.
3. STIR in lemon juice and extra virgin olive oil.
4. MIX in olives and cheese, and season with freshly ground pepper and salt. Set aside at least 30 minutes before serving.

©/® The J.M. Smucker Company

FRUITY WALKABOUT CONES

PREP TIME: 10 MIN MAKES: 1 SERVING

- 1 large waffle cone
- 1 to 2 tablespoons **Jif**® Creamy Peanut Butter
- 1/2 cup chopped mixed fresh fruit (apple, banana, blueberries, raspberries, pears, strawberries, grapes, kiwi, etc.)
- 1 tablespoon **Smucker's**® Seedless Strawberry Jam
- 1 tablespoon vanilla or plain traditional or Greek yogurt

DIRECTIONS

1. COAT inside of waffle cone with peanut butter.
2. STIR fruit and jam in small bowl to coat. Spoon into cone. Top with yogurt. Serve immediately.

©/® The J.M. Smucker Company

ARUGULA SALAD WITH LEMON-GARLIC DRESSING

PREP TIME: 15 MIN MAKES: 4 SIDE SALADS/2 MAIN DISH SERVINGS

- 2 1/2 tablespoons lemon juice
- 1/2 teaspoon minced garlic
- 1/2 teaspoon salt
- 1/2 teaspoon coarsely ground pepper
- 1/4 cup **Crisco**® 100% Extra Virgin Olive Oil
- 1 (5 oz.) package baby arugula leaves
- 1 cup garlic-butter croutons
- 1 cup grape tomatoes, halved lengthwise
- 1/2 cup shaved Parmesan cheese

DIRECTIONS

1. COMBINE lemon juice, garlic, salt and pepper in small bowl. Whisk in olive oil gradually until well blended and slightly thickened.
2. PLACE arugula, croutons and tomatoes in large bowl. Drizzle with dressing. Toss to coat. Sprinkle evenly with cheese. Serve immediately.

©/® The J.M. Smucker Company

QUICK ORANGE BEEF STIR-FRY

PREP TIME: 10 MIN MAKES: 2 SERVINGS

- **Crisco**® Olive Oil No-Stick Cooking Spray
- 1/2 pound boneless beef sirloin cut into thin strips
- 1 (12 oz.) bag frozen lightly seasoned Asian vegetable medley thawed
- 2 teaspoons minced garlic
- 1/2 cup **Smucker's**® Natural Orange Marmalade Fruit Spread
- 1/3 cup water
- 2 tablespoons soy sauce
- 2 cups hot cooked brown rice

DIRECTIONS

1. COAT large skillet with no-stick cooking spray. Heat skillet over medium-high heat. Stir-fry beef 2 to 3 minutes or until no longer pink. Remove from pan with slotted spoon. Keep warm.
2. ADD vegetables and garlic to skillet. Stir-fry over medium-high heat 2 minutes. Add marmalade, water and soy sauce. Cook 3 to 4 minutes, stirring occasionally, until sauce slightly thickens.
3. ADD reserved beef. Cook until heated through. Serve immediately over rice.

©/® The J.M. Smucker Company

TOMATO TOWERS WITH MOZZARELLA & KALE PESTO

PREP TIME: 55 MIN MAKES: 4 SERVINGS

- 1/4 pound Dino (lacinato) kale
- 3 tablespoons grated Parmesan cheese, plus additional for garnish
- 2 tablespoons walnuts, toasted*
- 1 teaspoon **Santa Cruz Organic**® Pure Lemon Juice
- 1/2 teaspoon minced garlic
- 1/2 teaspoon salt
- 1/3 cup **R.W. Knudsen Family**® **Nature's Peak**™ Orchard Veggie Blend
- 1/4 cup extra virgin olive oil, plus additional for garnish
- 4 small ripe tomatoes (about 1 1/4 lbs.), each sliced horizontally into 3 equal-sized slices
- 1 cup fresh mozzarella pearls (60 pearls), drained

DIRECTIONS

1. BOIL large pot of salted water. Cut kale away from tough center stems. Coarsely chop leaves. Blanch kale 60 to 90 seconds or until brightly colored. Remove to strainer. Run under cold water. Cool. Squeeze out excess water. Measure 3/4 cup blanched kale.
2. SQUEEZE out excess water from kale. Combine kale, cheese, nuts, lemon juice, garlic and salt in food processor. Cover and pulse until finely minced. Add veggie blend and oil. Pulse several times to combine. If too thick, add additional veggie blend to achieve desired consistency.
3. SPREAD 1 tablespoon pesto in middle of each serving plate. Mix remaining pesto with mozzarella in small bowl. Layer pesto mix between tomato slices to create overlapping tower. Repeat with remaining tomatoes. Garnish with additional oil and remaining pesto and cheese.
4. *TO TOAST NUTS: Place nuts in dry nonstick skillet. Cook over medium heat, shaking pan until nuts are lightly browned. Remove from pan immediately to avoid over-browning.

©/® The J.M. Smucker Company

LEMON BLUEBERRY TARTLETS

PREP TIME: 30 MIN MAKES: 8 TARTLETS

- **Crisco**® Original No-Stick Cooking Spray
- 1/2 cup **Crisco**® All-Vegetable Shortening
- 4 ounces cream cheese softened
- 1 1/2 cups **Pillsbury BEST**® All Purpose Flour
- 1/4 teaspoon salt
- 1 can **Eagle Brand**® Sweetened Condensed Milk
- 1 large egg beaten
- 2 tablespoons fresh lemon juice
- 2 teaspoons grated lemon peel divided
- 3/4 cup fresh blueberries
- Whipped cream
- Honey

DIRECTIONS

1. HEAT oven to 425°F. Coat 8 (4 x 3/4-inch) tart pans with no-stick cooking spray. Beat shortening and cream cheese in large bowl with electric mixer on medium speed until fluffy. Beat in flour and salt until dough forms. Press into bottoms and sides of prepared pans. Place tart pans on baking sheet. Bake 5 minutes.
2. WHISK sweetened condensed milk, egg and lemon juice in medium bowl until smooth. Stir in 1 teaspoon lemon peel. Divide evenly into crusts.
3. REDUCE oven to 375°F. Bake 16 to 18 minutes or until lightly browned. Cool completely. Remove from pans. Top with whipped cream and blueberries. Drizzle with honey. Sprinkle with remaining lemon peel.

©/® The J.M. Smucker Company

2014 FINANCIAL REVIEW

The J. M. Smucker Company

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

The following table presents selected financial data for each of the five years in the period ended April 30, 2014. The selected financial data should be read in conjunction with the “Results of Operations” and “Financial Condition” sections of “Management’s Discussion and Analysis” and the consolidated financial statements and notes thereto.

	Year Ended April 30,

(Dollars in millions, except per share data)	2014	2013	2012	2011	2010
Statements of Income:
Net sales	$5,610.6	$5,897.7	$5,525.8	$4,825.7	$4,605.3
Gross profit	$2,031.0	$2,027.6	$1,845.2	$1,798.5	$1,786.7
% of net sales	36.2%	34.4%	33.4%	37.3%	38.8%
Operating income	$ 919.0	$ 910.4	$ 778.3	$ 784.3	$ 790.9
% of net sales	16.4%	15.4%	14.1%	16.3%	17.2%
Net income	$ 565.2	$ 544.2	$ 459.7	$ 479.5	$ 494.1
Financial Position:
Cash and cash equivalents	$ 153.5	$ 256.4	$ 229.7	$ 319.8	$ 283.6
Total assets	9,072.1	9,031.8	9,115.2	8,324.6	7,974.9
Total debt	2,228.2	2,017.8	2,070.5	1,304.0	910.0
Shareholders’ equity	5,029.6	5,148.8	5,163.4	5,292.3	5,326.3
Liquidity:
Net cash provided by operating activities	$ 856.0	$ 855.8	$ 730.9	$ 391.6	$ 713.5
Capital expenditures	279.5	206.5	274.2	180.1	137.0
Free cash flow (A)	576.5	649.3	456.7	211.5	576.5
Quarterly dividends paid	238.0	222.8	213.7	194.0	166.2
Purchase of treasury shares	508.5	364.2	315.8	389.1	5.6
Earnings before interest, taxes, depreciation, and amortization (A)	1,185.5	1,161.6	1,028.0	1,023.9	978.9
Share Data:
Weighted-average shares outstanding	104,332,241	108,827,897	113,263,951	118,165,751	118,951,434
Weighted-average shares outstanding - assuming dilution	104,346,587	108,851,153	113,313,567	118,276,086	119,081,445
Dividends declared per common share	$ 2.32	$ 2.08	$ 1.92	$ 1.68	$ 1.45
Earnings per Common Share:
Net income	$ 5.42	$ 5.00	$ 4.06	$ 4.06	$ 4.15
Net income - assuming dilution	5.42	5.00	4.06	4.05	4.15
Other Non-GAAP Measures: (A)
Gross profit excluding special project costs	$2,040.4	$2,039.1	$1,888.4	$1,852.6	$1,790.6
% of net sales	36.4%	34.6%	34.2%	38.4%	38.9%
Operating income excluding special project costs	$ 954.0	$ 971.4	$ 894.0	$ 897.5	$ 830.3
% of net sales	17.0%	16.5%	16.2%	18.6%	18.0%
Income and income per common share excluding special project costs:
Income	$ 588.5	$ 584.8	$ 535.6	$ 555.1	$ 520.8
Income per common share - assuming dilution	$ 5.64	$ 5.37	$ 4.73	$ 4.69	$ 4.37

(A)	Refer to “Non-GAAP Measures” located on pages 29-30 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.

2014 Annual Report    19

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The J. M. Smucker Company

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2014 and 2013.

(Dollars in millions, except per share data)	Quarter Ended	Net Sales	Gross Profit	Net Income	Net Income per Common Share	Net Income per Common Share – Assuming Dilution
2014	July 31, 2013	$1,350.9	$492.9	$126.6	$1.19	$1.19
	October 31, 2013	1,559.9	552.6	153.4	1.46	1.46
	January 31, 2014	1,465.5	545.2	166.7	1.59	1.59
	April 30, 2014	1,234.3	440.3	118.5	1.16	1.16
2013	July 31, 2012	$1,369.7	$469.8	$110.9	$1.00	$1.00
	October 31, 2012	1,628.7	541.9	148.8	1.36	1.36
	January 31, 2013	1,559.6	536.2	154.2	1.42	1.42
	April 30, 2013	1,339.7	479.7	130.3	1.22	1.22

Annual net income per common share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods, primarily due to share repurchases.

STOCK PRICE DATA

Our common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 301,800 shareholders of record as of June 16, 2014, of which approximately 47,500 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends Declared
2014	July 31, 2013	$113.18	$ 96.75	$0.58
	October 31, 2013	114.72	103.80	0.58
	January 31, 2014	112.05	96.30	0.58
	April 30, 2014	100.89	87.10	0.58
2013	July 31, 2012	$ 80.31	$ 73.20	$0.52
	October 31, 2012	87.81	74.60	0.52
	January 31, 2013	90.31	81.60	0.52
	April 30, 2013	105.18	88.38	0.52

20    The J. M. Smucker Company

COMPARISON OF FIVE-YEAR CUMULATIVE

TOTAL SHAREHOLDER RETURN

The J. M. Smucker Company

Among The J. M. Smucker Company, the S&P Packaged Foods & Meats Index, and the S&P 500 Index

	April 30,
	2009	2010	2011	2012	2013	2014
The J. M. Smucker Company	$100.00	$159.36	$201.25	$218.82	$290.81	$278.32
S&P Packaged Foods & Meats	100.00	140.00	162.77	184.04	235.63	259.29
S&P 500	100.00	138.84	162.75	170.49	199.29	240.02

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2014, for our common shares, the S&P Packaged Foods & Meats Index, and the S&P 500 Index. These figures assume all dividends are reinvested when received and are based on $100 invested in our common shares and the referenced index funds on April 30, 2009.

Copyright © 2014 Standard & Poor’s, a division of The McGraw-Hill Companies Inc. All rights reserved.

www.researchdatagroup.com/S&P.htm

2014 Annual Report    21

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

(Dollars in millions, unless otherwise noted, except per share data)

EXECUTIVE SUMMARY

For more than 115 years, The J. M. Smucker Company (“Company,” “ we,” “us,” or “our”) headquartered in Orrville, Ohio, has been committed to offering consumers quality products that bring families together to share memorable meals and moments. Today, we are a leading marketer and manufacturer of fruit spreads, retail packaged coffee, peanut butter, shortening and oils, ice cream toppings, sweetened condensed milk, and natural foods products in North America.

Our family of brands includes Smucker’s®, Folgers®, Dunkin’ Donuts®, Jif®, Crisco®, Pillsbury®, Eagle Brand®, R.W. Knudsen Family®, Hungry Jack®, Café Bustelo®, Café Pilon®, truRoots®, White Lily®, and Martha White® in the United States, along with Robin Hood®, Five Roses®, Carnation®, and Bick’s® in Canada. In addition to these brands, we market products under numerous other brands, including Millstone®, Dickinson’s®, Laura Scudder’s®, Adams®, Double Fruit® (Canada), and Santa Cruz Organic®.

We have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and International, Foodservice, and Natural Foods. The two U.S. retail market segments in total comprised over 75 percent of net sales in 2014 and represent a major portion of our strategic focus – the sale of branded food products with leadership positions to consumers through retail outlets in North America. In the U.S. retail market segments, our products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, and military commissaries. The International, Foodservice, and Natural Foods segment represents sales outside of the U.S. retail market segments. In this segment, our products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and natural foods stores and distributors.

STRATEGIC OVERVIEW

We remain rooted in our Basic Beliefs of Quality, People, Ethics, Growth, and Independence established by our founder and namesake, Jerome Smucker, more than a century ago. Today, these Basic Beliefs are the core of our unique corporate culture and serve as a foundation for decision making and actions. We have been led by four generations of family leadership, having had only five chief executive officers in 117 years. This continuity of management and thought extends to the broader leadership team that embodies the values and embraces the business practices that have contributed to our consistent growth.

Our strategic vision is to own and market food brands which hold the #1 market position in their category, with an emphasis on North America while embracing a global perspective.

Our strategic long-term growth objectives are to increase net sales by 6 percent and earnings per share, measured on a non-GAAP basis, by greater than 8 percent annually on average. While the net sales contribution from acquisitions will vary from year to year, we expect organic growth, including new products, to add 3 to 4 percent per year and acquisitions to contribute the remainder over the long term.

Net sales and income per diluted share excluding restructuring, merger and integration, and certain pension settlement costs (“special project costs”) have both increased at a compound annual growth rate of 8 percent over the past five years. Although the 8 percent net sales growth rate has exceeded our objective, 2014 net sales decreased, compared to 2013, due to pricing actions taken in 2014 and 2013 to reflect lower commodity costs. In periods of deflation, our primary means to deliver our long-term top-line growth objectives are capitalizing on acquisitions that are a strategic fit and generating organic growth through innovation and other brand building activities.

During 2014, we acquired Enray Inc. (“Enray”). This enabling acquisition has provided additional scale for our Natural Foods business, adding an on-trend line of organic, gluten-free, ancient grain products to our portfolio. We also introduced over 100 new products in 2014, including Jif Whips and new varieties of Pillsbury baking products. Our new product initiatives for 2015 include Smucker’s Fruit-fulls™ and Café Bustelo K-Cup® packs.

Net cash provided by operating activities has increased at a compound annual growth rate of 14 percent over the past five years. Our cash deployment strategy is to balance reinvesting in our business through acquisitions and capital expenditures with returning cash to our shareholders. Since 2010, we have returned approximately $2.6 billion to our shareholders through share repurchases and dividends, which represents over 70 percent of the net cash provided by operating activities during this period.

22    The J. M. Smucker Company

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

RESULTS OF OPERATIONS

On August 20, 2013, we completed the acquisition of Enray, which was accounted for as a purchase business combination. The operations of Enray are included in our consolidated financial statements from the date of acquisition. Results for 2014 also include the impact of our licensing and distribution agreement with Cumberland Packing Corp. (“Cumberland”), which commenced on July 1, 2013.

On January 3, 2012, we completed the acquisition of a majority of the North American foodservice coffee and hot beverage business of the former Sara Lee Corporation. The acquisition was accounted for as a purchase business combination, and the results of the business are included in our consolidated financial statements from the date of acquisition. Because the transaction closed during the third quarter of 2012, incremental foodservice hot beverage business, approximating eight months of operations, is included in 2013, compared to 2012.

	Year Ended April 30,
	2014	2013	2012	2014 % Increase (Decrease)	2013 % Increase (Decrease)
Net sales	$5,610.6	$5,897.7	$5,525.8	(5)%	7%
Gross profit	$2,031.0	$2,027.6	$1,845.2	0%	10%
% of net sales	36.2%	34.4%	33.4%
Operating income	$919.0	$910.4	$778.3	1%	17%
% of net sales	16.4%	15.4%	14.1%
Net income:
Net income	$565.2	$544.2	$459.7	4%	18%
Net income per common share – assuming dilution	$5.42	$5.00	$4.06	8%	23%
Gross profit excluding special project costs (A)	$2,040.4	$2,039.1	$1,888.4	0%	8%
% of net sales	36.4%	34.6%	34.2%
Operating income excluding special project costs (A)	$954.0	$971.4	$894.0	(2)%	9%
% of net sales	17.0%	16.5%	16.2%
Income excluding special project costs: (A)
Income	$588.5	$584.8	$535.6	1%	9%
Income per common share – assuming dilution	$5.64	$5.37	$4.73	5%	14%
(A)	Refer to “Non-GAAP Measures” located on pages 29-30 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.

Summary of 2014

Net sales in 2014 decreased 5 percent, compared to 2013, reflecting pricing actions and the impact of the planned exit of certain portions of our business in the International, Foodservice, and Natural Foods segment. Operating income increased 1 percent in 2014, compared to 2013, mainly driven by lower special project costs, partially offset by an increase in selling, distribution, and administrative (“SD&A”) expenses. Excluding the impact of special project costs, operating income decreased 2 percent in 2014, compared to the prior period. Net income per diluted share increased 8 percent in 2014, compared to 2013, and increased 5 percent excluding special project costs. Both measures reflect the benefit of a decrease in weighted-average common shares outstanding as a result of our share repurchase activities during 2014 and 2013 and lower interest expense in 2014.

Summary of 2013

Net sales in 2013 increased 7 percent, compared to 2012, due to the contribution from the acquired foodservice hot beverage business and favorable sales mix. Operating income increased 17 percent in 2013, compared to 2012, and increased 9 percent excluding the impact of special project costs. Included in 2012 GAAP and non-GAAP results was an $11.3 loss on divestiture related to the Europe’s Best frozen fruit and vegetable business which was sold in October 2011. Net income per diluted share increased 23 percent in 2013, compared to 2012, and increased 14 percent excluding special project costs. Both measures reflect the benefit of a decrease in weighted-average common shares outstanding as a result of our share repurchase activities during 2013 and 2012.

2014 Annual Report    23

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Net Sales

2014 Compared to 2013

	Year Ended April 30,

	2014	2013	Increase (Decrease)%

Net sales	$5,610.6	$5,897.7	$(287.1)	(5)%
Adjust for certain noncomparable items:
Acquisition	(39.9)	–	(39.9)	(1)
Distribution agreement	(30.1)	–	(30.1)	(1)
Foreign exchange	24.9	–	24.9	–

Net sales adjusted for certain noncomparable items (A)	$5,565.5	$5,897.7	$(332.2)	(6)%

Amounts may not add due to rounding.

(A)	Net sales adjusted for certain noncomparable items is a non-GAAP measure used in evaluating performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis. Net sales adjusted for certain noncomparable items in the table above excludes the impact of the Enray acquisition, the Cumberland distribution agreement, and foreign exchange.

Net sales for 2014 decreased $287.1, or 5 percent, compared to 2013, primarily due to a 5 percent reduction in net price realization, reflecting pricing actions taken on coffee and peanut butter, slightly offset by the $70.0 combined contribution from Enray and Cumberland. Volume gains realized in Crisco oils, Folgers coffee, and Jif peanut butter were offset by the impact of the business exits in the International, Foodservice, and Natural Foods segment, declines in Pillsbury baking mixes and flour, and planned declines in certain Santa Cruz Organic beverages. Sales mix did not have a material impact on 2014 net sales.

2013 Compared to 2012

	Year Ended April 30,

	2013	2012	Increase (Decrease)%

Net sales	$5,897.7	$5,525.8	$371.9	7%
Adjust for certain noncomparable items:
Acquisition	(237.1)	–	(237.1)	(4)
Divestiture	–	(8.0)	8.0	–
Foreign exchange	2.3	–	2.3	–

Net sales adjusted for certain noncomparable items (A)	$5,662.9	$5,517.8	$145.1	3%

Amounts may not add due to rounding.

(A)	Net sales adjusted for certain noncomparable items is a non-GAAP measure used in evaluating performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis. Net sales adjusted for certain noncomparable items in the table above excludes the incremental impact of the foodservice hot beverage business acquired in January 2012, the Europe’s Best frozen fruit and vegetable business which was sold in October 2011, and foreign exchange.

Net sales for 2013 increased $371.9, or 7 percent, compared to 2012, primarily due to the incremental impact of the acquired foodservice hot beverage business and favorable sales mix. Favorable sales mix of 3 percent for 2013 was driven by volume growth in our coffee brands, including K-Cup® packs. Overall net price realization was 1 percent lower for 2013, compared to 2012, as the impact of coffee price declines taken in 2013 and 2012 more than offset the net impact of pricing actions taken on peanut butter during 2013 and 2012. Volume gains were realized in Jif peanut butter and Folgers and Dunkin’ Donuts coffee but were offset by volume declines in Pillsbury baking mixes and Bick’s pickles.

Operating Income

The following table presents the components of operating income as a percentage of net sales.

	Year Ended April 30,
	2014	2013	2012
Gross profit	36.2%	34.4%	33.4%
Selling, distribution, and administrative expenses:
Marketing	3.0%	2.8%	2.7%
Advertising	2.2	2.2	2.2
Selling	3.6	3.3	3.3
Distribution	2.8	2.7	2.8
General and administrative	6.0	5.5	5.2
Total selling, distribution, and administrative expenses	17.6%	16.5%	16.2%
Amortization	1.8	1.6	1.6
Impairment charges	–	–	0.1
Other restructuring, merger and integration, and special project costs	0.5	0.8	1.3
Loss on divestiture	–	–	0.2
Other operating income – net	–	(0.1)	–
Operating income	16.4%	15.4%	14.1%

Amounts may not add due to rounding.

2014 Compared to 2013

Gross profit was flat in 2014, compared to 2013, but increased as a percentage of net sales from 34.4 percent to 36.2 percent over the same period. Favorable mix, partially driven by coffee, and the contribution from Enray and Cumberland were offset by the impact of the exited businesses in the International, Foodservice, and Natural Foods segment and higher trade spending related to our retail coffee and foodservice hot beverage businesses. Overall commodity costs decreased in 2014, compared to 2013, driven by lower green coffee costs, but were offset by lower net price realization. Excluding special project costs, gross profit remained flat, but improved to 36.4 percent of net sales in 2014, compared to 34.6 percent in 2013.

24    The J. M. Smucker Company

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

SD&A expenses increased 2 percent in 2014, compared to 2013, and increased as a percentage of net sales from 16.5 percent to 17.6 percent. General and administrative expenses increased 3 percent, primarily driven by certain corporate initiatives, partially offset by a decrease in incentive compensation costs. Marketing expense decreased 1 percent, while selling and distribution expenses both increased 2 percent over the same period.

Operating income increased $8.6, or 1 percent, in 2014, compared to 2013, and increased as a percentage of net sales from 15.4 percent to 16.4 percent over the same period. A $26.0 decrease in special project costs in 2014, compared to 2013, more than offset the increase in SD&A expenses. The decrease in special project costs reflects substantial progress made on the related projects, with lower costs incurred in 2014, compared to 2013. Excluding the impact of special project costs in both periods, operating income decreased $17.4, or 2 percent, and was 17.0 percent of net sales in 2014, compared to 16.5 percent in 2013.

2013 Compared to 2012

Gross profit increased $182.4, or 10 percent, in 2013, compared to 2012, and increased as a percentage of net sales from 33.4 percent to 34.4 percent over the same period. The increase in gross profit was primarily due to favorable mix, the incremental impact of the acquired foodservice hot beverage business, a decline in special project costs included in cost of products sold, and a $15.2 increase in the benefit of unrealized mark-to-market adjustments on derivative contracts, which was a gain of $6.6 in 2013, compared to a loss of $8.6 in 2012. Overall commodity costs decreased in 2013, compared to 2012, driven by lower green coffee costs which were partially offset by higher costs for peanuts. Lower green coffee costs were mostly offset by lower net price realization as a result of coffee price declines taken during 2013 and 2012. Despite a peanut butter price decline taken in the third quarter of 2013, net price realization was higher, driven by price increases taken on peanut butter during 2012, and mostly offset higher costs. Excluding special project costs, gross profit increased $150.7, or 8 percent, and improved to 34.6 percent of net sales in 2013, compared to 34.2 percent in 2012.

SD&A expenses increased 9 percent in 2013, compared to 2012, but increased only slightly as a percentage of net sales. Marketing expense increased 10 percent, driven mainly by an increase in brand building investments, primarily in support of our coffee brands. Selling expense increased 8 percent, driven by the incremental impact of the acquired foodservice hot beverage business in 2013. General and administrative expenses increased 13 percent, primarily due to increased incentive compensation and employee benefit costs.

Higher amortization expense was recognized in 2013, compared to 2012, due to the intangible assets associated with the acquired foodservice hot beverage business.

Operating income increased $132.1, or 17 percent, in 2013, compared to 2012, and increased as a percentage of net sales from 14.1 percent to 15.4 percent over the same period. Special project costs decreased $54.7 in 2013, compared to 2012, reflecting substantial progress made on the related projects, with lower costs incurred in 2013, compared to 2012. Excluding the impact of special project costs in both periods, operating income increased $77.4, or 9 percent, and was 16.5 percent of net sales in 2013, compared to 16.2 percent in 2012. Both operating income measures include a loss on divestiture of $11.3 in 2012.

Interest Expense – Net

Net interest expense decreased $14.0 during 2014, compared to 2013, primarily due to the impact of an interest rate swap entered into during the second quarter of 2014.

Net interest expense increased $13.6 during 2013, compared to 2012, primarily due to an incremental five and one-half months of interest expense during 2013 related to the October 2011 public issuance of $750.0 in Senior Notes.

Other Income – Net

Net other income increased $9.8 in 2014, compared to 2013, due to realized gains on the sale of investment securities in our nonqualified pension plan, insurance proceeds, and other miscellaneous items during 2014.

Income Taxes

Income taxes increased 4 percent in 2014, compared to 2013, primarily as a result of a 4 percent increase in income before income taxes. The effective tax rate of 33.5 percent in 2014 was comparable to the rate in 2013.

Income taxes increased 13 percent in 2013, compared to 2012, primarily as a result of a 17 percent increase in income before income taxes. The effective tax rate decreased to 33.4 percent in 2013 from 34.4 percent in 2012, primarily due to lower state income taxes in 2013.

Restructuring

During 2010, we announced plans to restructure our coffee and fruit spreads operations as part of our ongoing efforts to enhance the long-term strength and profitability of our leading brands. Since then, we expanded our restructuring plan to include the Canadian pickle and condiments operations and the capacity expansion of our peanut butter business. Pickle and condiments production was transitioned to third-party manufacturers during 2012. The consolidation of coffee production in New Orleans, Louisiana, related to these restructuring initiatives is complete, and the majority of our retail and foodservice fruit spreads volume is being produced at our new facility in Orrville, Ohio. All of the impacted facilities have been closed, and nearly all of the anticipated 850 full-time positions have been reduced.

2014 Annual Report    25

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

We expect to incur total restructuring costs of approximately $265.0 for the entire restructuring plan. Cumulative costs of $248.4 have been incurred through April 30, 2014, including $20.8 in 2014 consisting primarily of $7.2 of site preparation and equipment relocation costs and $7.2 of production start-up costs. The majority of the remaining costs are anticipated to be recognized through 2015.

We anticipate a total capital investment of approximately $90.0 related to the peanut butter portion of the restructuring plan. The increase from our original estimate of $70.0 reflects plans to install enhanced roasting technologies, as well as additional building modifications at the facility in Memphis, Tennessee.

Through 2014, the overall restructuring initiative has delivered approximately 75 percent of the $70.0 in annual savings originally estimated. We expect to realize the remaining savings by the end of 2017.

Commodities Overview

The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The most significant of these materials are green coffee, peanuts, edible oils, plastic, and wheat. Green coffee, edible oils, and wheat are traded on active regulated exchanges, and the price of these commodities fluctuates based on market conditions. Derivative instruments, including futures and options, are used to minimize price volatility for these commodities.

We source green coffee from more than 20 coffee-producing countries. Its price is subject to high volatility due to factors such as weather, global supply and demand, pest damage, investor speculation, and political and economic conditions in the source countries.

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

In 2014, our overall commodity costs were lower than in 2013, driven primarily by green coffee, peanuts, and oils.

Segment Results

We have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and International, Foodservice, and Natural Foods. The U.S. Retail Coffee segment primarily represents the domestic sales of Folgers, Dunkin’ Donuts, Millstone, Café Bustelo, and Café Pilon branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of Jif, Smucker’s, Pillsbury, Crisco, Martha White, Hungry Jack, and Eagle Brand branded products; and the International, Foodservice, and Natural Foods segment is comprised of products distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and natural foods stores and distributors.

	Year Ended April 30,
	2014	2013	2012	2014 % Increase (Decrease)	2013 % Increase (Decrease)
Net sales:
U.S. Retail Coffee	$2,161.7	$2,306.5	$2,297.7	(6)%	–%
U.S. Retail Consumer Foods	2,172.6	2,214.8	2,094.5	(2)	6
International, Foodservice, and Natural Foods	1,276.3	1,376.4	1,133.6	(7)	21
Segment profit:
U.S. Retail Coffee	$641.9	$607.5	$543.0	6%	12%
U.S. Retail Consumer Foods	396.9	415.3	393.3	(4)	6
International, Foodservice, and Natural Foods	167.1	198.2	168.6	(16)	18
Segment profit margin:
U.S. Retail Coffee	29.7%	26.3%	23.6%
U.S. Retail Consumer Foods	18.3	18.8	18.8
International, Foodservice, and Natural Foods	13.1	14.4	14.9

26    The J. M. Smucker Company

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

U.S. Retail Coffee

Net sales for the U.S. Retail Coffee segment decreased 6 percent in 2014, compared to 2013, reflecting lower net price realization driven by a price decline of approximately 6 percent taken in February 2013 and incremental promotional spending which reflected actions taken to pass through lower costs realized during the year. Segment volume increased 2 percent in 2014, compared to 2013, as the Folgers brand and Dunkin’ Donuts packaged coffee increased 3 percent and 7 percent, respectively, and were partially offset by a decline in the Millstone brand, which was mainly due to the planned exit of the bulk business. Net sales of K-Cup® packs decreased 1 percent in 2014, compared to 2013, due to an increase in the number of competitors, including many unlicensed participants that entered the market during 2014. Segment profit increased 6 percent in 2014, compared to 2013, while segment profit margin increased from 26.3 percent in 2013 to 29.7 percent in 2014. The increase in segment profit was primarily due to the volume growth and the price to cost relationship during the year.

In June 2014, in response to sustained increases in green coffee costs, we announced a price increase of approximately 9 percent on the majority of our packaged coffee products sold in the U.S., primarily consisting of items sold under the Folgers and Dunkin’ Donuts brands.

Net sales for the U.S. Retail Coffee segment was flat in 2013, compared to 2012, as favorable sales mix driven primarily by K-Cup® packs and increased volume offset the impact of price declines taken during 2013 and 2012. Segment volume increased 4 percent in 2013, compared to 2012, as the Folgers, Dunkin’ Donuts, and Café Bustelo brands increased 3 percent, 11 percent, and 16 percent, respectively. Net sales of K-Cup® packs increased $108.0, or 61 percent, compared to 2012, and contributed 5 percentage points of growth to segment net sales, while representing only 1 percentage point of volume growth. Segment profit increased 12 percent in 2013, compared to 2012, while segment profit margin increased to 26.3 percent from 23.6 percent in 2012. The increase in segment profit was primarily due to volume growth and favorable mix, partially offset by increased marketing expense. Green coffee costs were lower in 2013, compared to 2012, but were mostly offset by lower net price realization and did not contribute significantly to the increase in segment profit.

U.S. Retail Consumer Foods

Net sales for the U.S. Retail Consumer Foods segment decreased 2 percent in 2014, compared to 2013, due to overall lower net price realization, partially offset by a 1 percent increase in segment volume. Jif brand volume increased 2 percent in 2014, compared to 2013, while Smucker’s fruit spreads volume was flat. Pricing actions caused net sales for both brands to decrease 4 percent over the same period. Smucker’s Uncrustables® frozen sandwiches net sales and volume increased 20 percent and 22 percent, respectively, in 2014, compared to 2013, benefiting from new distribution. Crisco brand volume increased 11 percent, while net sales increased 3 percent, impacted by lower net price realization in 2014, compared to 2013. For the same period, net sales and volume for the Pillsbury brand decreased 5 percent and 4 percent, respectively. Canned milk net sales increased 2 percent, while volume decreased 1 percent. Segment profit decreased 4 percent in 2014, compared to 2013, and segment profit margin decreased from 18.8 percent in 2013 to 18.3 percent in 2014. While overall commodity costs decreased, primarily for peanuts and oils, they were more than offset by lower net price realization across the portfolio and drove the decrease in segment profit. An increase in segment support costs also contributed to the segment profit decrease.

Net sales for the U.S. Retail Consumer Foods segment increased 6 percent in 2013, compared to 2012, primarily due to higher net price realization and favorable sales mix, partially offset by a 1 percent decline in segment volume. Jif brand net sales increased 21 percent in 2013, compared to 2012, reflecting overall higher net price realization and an 8 percent increase in volume. The overall higher net price realization resulted from price increases taken during 2012, which were only partially offset by a price decline taken in the third quarter of 2013. Smucker’s fruit spreads net sales was down 1 percent, while volume was flat. Net sales and volume of Smucker’s Uncrustables frozen sandwiches increased 24 percent and 23 percent, respectively, in 2013, compared to 2012, benefiting from new distribution. Crisco brand net sales and volume decreased 5 percent and 3 percent, respectively, in 2013, compared to 2012, resulting from declines at a key retailer. For the same period, net sales for the Pillsbury brand increased 8 percent, while volume decreased 4 percent mainly due to the tonnage impact of a cake mix downsizing made early in 2013. Segment profit increased 6 percent in 2013, compared to 2012, while segment profit margin was 18.8 percent of net sales in both periods. The increase in segment profit was primarily due to favorable mix and a decrease in marketing expense. Overall raw material costs were higher for 2013, driven by peanuts, but were mostly offset by higher net price realization. The peanut butter price decline in the third quarter of 2013 was taken in anticipation of lower peanut costs in 2014, and resulted in higher peanut costs not being fully recovered during 2013.

International, Foodservice, and Natural Foods

Net sales for the International, Foodservice, and Natural Foods segment decreased 7 percent in 2014, compared to 2013. The Enray and Cumberland businesses contributed a combined $70.0 to segment net sales in 2014. Excluding the impact of Enray, Cumberland, and foreign exchange, segment net sales and volume decreased 11 percent and 5 percent, respectively. The decrease in segment volume was primarily due to the impact of the exited portions of our hot beverage and Smucker’s Uncrustables frozen sandwich businesses with foodservice customers and planned declines in Santa Cruz Organic lemonades. Lower net price realization, higher trade spending

2014 Annual Report    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

related to our foodservice hot beverage business, including an accrual adjustment, and unfavorable sales mix also contributed to the decrease in net sales. Segment profit decreased 16 percent in 2014, compared to 2013, and segment profit margin declined from 14.4 percent to 13.1 percent, primarily due to the higher trade spending and the impact of the exited portions of our foodservice business.

Since we completed the planned exit of a portion of our hot beverage business with foodservice customers during the third quarter of 2014, we did not realize the full year impact of the exit in the current year. In 2015, we expect net sales to be reduced by an additional $40.0, compared to 2014, due to this transition, while the impact to segment profit is not expected to be material.

Net sales for the International, Foodservice, and Natural Foods segment increased 21 percent in 2013, compared to 2012, due to the impact of the additional eight months of the acquired foodservice hot beverage business, which contributed $237.1, representing virtually all of the net sales growth. Excluding the impact of the acquisition, the Europe’s Best divestiture in Canada, and foreign exchange, segment net sales and volume both increased 1 percent over the same period last year. Volume gains were realized in nonbranded beverages and the Robin Hood and Five Roses Canadian flour brands, while volume declines were realized in Bick’s pickles. Segment profit increased 18 percent in 2013, compared to 2012, while segment profit margin declined to 14.4 percent from 14.9 percent over the same period. Excluding an $11.3 loss on divestiture in 2012, segment profit increased 10 percent, driven primarily by the incremental impact of the acquired foodservice hot beverage business, price increases, and favorable mix.

FINANCIAL CONDITION

Liquidity

Our principal source of funds is cash generated from operations, supplemented by borrowings against our revolving credit facility. Total cash and cash equivalents decreased to $153.5 at April 30, 2014, compared to $256.4 at April 30, 2013.

We typically expect a significant use of cash to fund working capital requirements during the first half of each fiscal year, primarily due to the buildup of inventories to support the Fall Bake and Holiday period, the additional increase of coffee inventory in advance of the Atlantic hurricane season, and seasonal fruit procurement. We expect cash provided by operations in the second half of the fiscal year to significantly exceed the amount in the first half of the year, upon completion of the Fall Bake and Holiday period. Total cash provided by operating activities in the second half of 2014 was $688.0, as compared to $168.0 provided through the first half of 2014.

The following table presents selected cash flow information.

	Year Ended April 30,
	2014	2013	2012
Net cash provided by operating activities	$856.0	$855.8	$730.9
Net cash used for investing activities	(370.3)	(185.6)	(1,035.9)
Net cash (used for) provided by financing activities	(575.5)	(641.0)	219.6

Net cash provided by operating activities	$856.0	$855.8	$730.9
Additions to property, plant, and equipment	(279.5)	(206.5)	(274.2)
Free cash flow (A)	$576.5	$649.3	$456.7
(A)	Free cash flow is a non-GAAP measure used by management to evaluate the amount of cash available for debt repayment, dividend distribution, acquisition opportunities, share repurchases, and other corporate purposes.

Cash provided by operating activities was $856.0, $855.8, and $730.9 in 2014, 2013, and 2012, respectively. Cash provided by operating activities in 2014, compared to 2013, was essentially flat as a result of higher net income in 2014, which was offset by an increase in the cash required to fund working capital. This increase in the use of cash was primarily due to the timing of the 2014 Easter holiday and increased income tax payments, partially offset by a decrease in pension contributions in 2014, compared to 2013. Since the Easter holiday occurred later in 2014 than in 2013, more of the collection cycle related to 2014 net sales was deferred to the next year, as compared to in 2013, which mostly offset the impact lower net price realization had on the trade receivables balance at April 30, 2014. The increase in cash provided by operating activities in 2013, compared to 2012, was primarily due to higher net income in 2013 and a reduction in the use of cash required to fund inventory. This reduction in the use of cash was mainly the result of lower green coffee costs and a reduction in inventory levels.

Cash used for investing activities was $370.3, $185.6, and $1,035.9 in 2014, 2013, and 2012, respectively. In 2014, cash used for investing activities consisted primarily of $279.5 in capital expenditures, including $41.7 in expenditures related to the restructuring program, and $101.8 related to the acquisitions of Enray and Silocaf of New Orleans, Inc. In 2013, cash used for investing activities consisted mainly of $206.5 in capital expenditures, including $43.5 in expenditures related to the restructuring program. Cash used for investing activities in 2012 consisted primarily of $737.3 related to the foodservice hot beverage business and Rowland Coffee Roasters, Inc. acquisitions and $274.2 in capital expenditures, including $134.2 in expenditures related to the restructuring program.

28    The J. M. Smucker Company

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Cash used for financing activities during 2014 was $575.5, consisting of the purchase of treasury shares for $508.5, primarily representing the repurchase of 4.9 million common shares available under the January 2013 Board of Directors’ authorization, quarterly dividend payments of $238.0, and a Senior Notes principal payment of $50.0, partially offset by $248.4 of borrowings under our revolving credit facility. Cash used for financing activities during 2013 was $641.0, consisting of the purchase of treasury shares for $364.2, primarily representing the repurchase of 4.0 million common shares available under Board of Directors’ authorizations, quarterly dividend payments of $222.8, and a Senior Notes principal payment of $50.0. Cash provided by financing activities during 2012 was $219.6. Proceeds of $748.6 related to the October 2011 public debt issuance were partially offset by quarterly dividend payments of $213.7 and the purchase of treasury shares for $315.8, primarily representing the repurchase of 4.1 million common shares.

Capital Resources

The following table presents our capital structure.

	April 30,
	2014	2013
Current portion of long-term debt	$100.0	$50.0
Revolving credit facility	248.4	–
Long-term debt, less current portion	1,879.8	1,967.8
Total debt	$2,228.2	$2,017.8
Shareholders’ equity	5,029.6	5,148.8
Total capital	$7,257.8	$7,166.6

On September 6, 2013, we entered into an amended and restated credit agreement with a group of 11 banks. The credit facility, which amended and restated our $1.0 billion credit agreement dated as of July 29, 2011, provides for a revolving credit line of $1.5 billion and extends the maturity to September 6, 2018. Borrowings under the revolving credit facility bear interest based on the prevailing U.S. Prime Rate, Canadian Base Rate, London Interbank Offered Rate, or Canadian Dealer Offered Rate, based on our election. Interest is payable either on a quarterly basis or at the end of the borrowing term. At April 30, 2014, we had a balance outstanding under the revolving credit facility of $248.4 at a weighted-average interest rate of 1.22 percent.

Our debt instruments contain certain financial covenant restrictions, including consolidated net worth, a leverage ratio, and an interest coverage ratio. We are in compliance with all covenants.

During 2014, we repurchased 4.9 million common shares for $495.0. In April 2014, our Board of Directors authorized 5.0 million additional common shares for repurchase, all of which remain available at April 30, 2014. There is no guarantee as to the exact number of shares that may be repurchased or when such purchases may occur.

Cash requirements for 2015 are expected to include capital expenditures of approximately $240.0, including amounts related to the restructuring program, quarterly dividend payments of approximately $235.0 based on current rates and common shares outstanding, a debt obligation principal payment of $100.0, and interest payments of approximately $70.0 based on the current interest rate outlook, which is net of expected savings from our interest rate swap. Absent any further acquisitions or other significant investments, we believe that cash on hand, combined with cash provided by operations and borrowings available under our credit facility, will be sufficient to meet cash requirements for the next 12 months. As of April 30, 2014, approximately $143.9 of total cash and cash equivalents was held by our international subsidiaries. We do not intend to repatriate these funds to meet these obligations. Should we repatriate these funds, we will be required to provide taxes based on the applicable U.S. tax rates net of any foreign tax credit consideration.

Subsequent to April 30, 2014, we made additional borrowings under our revolving credit facility, bringing the total outstanding balance to $490.0 at June 20, 2014, at a weighted-average interest rate of 1.05 percent. The additional funds were used for the repayment of the 4.78 percent Senior Notes due June 1, 2014, and for general corporate purposes.

NON-GAAP MEASURES

We use non-GAAP financial measures including: net sales adjusted for certain noncomparable items; gross profit, operating income, income, and income per diluted share, excluding special project costs; earnings before interest, taxes, depreciation, and amortization; and free cash flow, as key measures for purposes of evaluating performance internally. We believe that these measures provide useful information to investors because they are the measures we use to evaluate performance on a comparable year-over-year basis. The special project costs relate to specific restructuring, merger and integration, and pension settlement projects that are each nonrecurring in nature and can significantly affect the year-over-year assessment of operating results. These non-GAAP financial measures are not intended to replace the presentation of financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). Rather, the presentation of these non-GAAP financial measures supplements other metrics we use to internally evaluate our businesses and facilitate the comparison of past and present operations and liquidity. These non-GAAP financial measures may not be comparable to similar measures used by other companies and may exclude certain nondiscretionary expenses and cash payments.

2014 Annual Report    29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

The following table reconciles certain non-GAAP financial measures to the comparable GAAP financial measure. See page 24 for a reconciliation of net sales adjusted for certain noncomparable items to the comparable GAAP financial measure.

	Year Ended April 30,
	2014	2013	2012	2011	2010
Reconciliation to gross profit:
Gross profit	$2,031.0	$2,027.6	$1,845.2	$1,798.5	$1,786.7
Cost of products sold - restructuring and merger and integration	9.4	11.5	43.2	54.1	3.9
Gross profit excluding special project costs	$2,040.4	$2,039.1	$1,888.4	$1,852.6	$1,790.6
Reconciliation to operating income:
Operating income	$ 919.0	$ 910.4	$ 778.3	$ 784.3	$ 790.9
Cost of products sold - restructuring and merger and integration	9.4	11.5	43.2	54.1	3.9
Other restructuring and merger and integration costs	25.6	42.8	72.5	59.1	35.5
Other special project costs	–	6.7	–	–	–
Operating income excluding special project costs	$ 954.0	$ 971.4	$ 894.0	$ 897.5	$ 830.3
Reconciliation to net income:
Net income	$ 565.2	$ 544.2	$ 459.7	$ 479.5	$ 494.1
Income taxes	284.5	273.1	241.5	237.7	236.6
Cost of products sold - restructuring and merger and integration	9.4	11.5	43.2	54.1	3.9
Other restructuring and merger and integration costs	25.6	42.8	72.5	59.1	35.5
Other special project costs	–	6.7	–	–	–
Income before income taxes excluding special project costs	$ 884.7	$ 878.3	$ 816.9	$ 830.4	$ 770.1
Income taxes, as adjusted	296.2	293.5	281.3	275.3	249.3
Income excluding special project costs	$ 588.5	$ 584.8	$ 535.6	$ 555.1	$ 520.8
Weighted-average shares - assuming dilution	104,346,587	108,851,153	113,313,567	118,276,086	119,081,445
Income per common share excluding special project costs - assuming dilution	$ 5.64	$ 5.37	$ 4.73	$ 4.69	$ 4.37
Reconciliation to net income:
Net income	$ 565.2	$ 544.2	$ 459.7	$ 479.5	$ 494.1
Income taxes	284.5	273.1	241.5	237.7	236.6
Interest expense - net	79.4	93.4	79.8	67.1	62.4
Depreciation	150.5	143.7	120.4	112.2	108.2
Depreciation - restructuring and merger and integration	7.0	10.4	38.5	53.6	3.9
Amortization	98.9	96.8	88.1	73.8	73.7
Earnings before interest, taxes, depreciation, and amortization	$1,185.5	$1,161.6	$1,028.0	$1,023.9	$ 978.9
Free cash flow:
Net cash provided by operating activities	$ 856.0	$ 855.8	$ 730.9	$ 391.6	$ 713.5
Additions to property, plant, and equipment	(279.5)	(206.5)	(274.2)	(180.1)	(137.0)
Free cash flow	$ 576.5	$ 649.3	$ 456.7	$ 211.5	$ 576.5

Beginning in 2015, we will redefine certain non-GAAP measures to exclude unallocated gains and losses on commodity and foreign exchange derivatives until the related inventory is sold. We believe this change more accurately aligns the derivative gains and losses with the underlying exposure being hedged and allows the realization of the economic effect of the derivative without the mark-to-market volatility within non-GAAP earnings. Consistent with our treatment in 2014, special project costs will continue to be excluded from certain non-GAAP measures, and together with unallocated gains and losses on commodity and foreign exchange derivatives, will represent certain non-comparable items.

30    The J. M. Smucker Company

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We do not have material off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, conducted on an arm’s-length basis, and not material to our results of operations, financial condition, or cash flows.

The following table summarizes our contractual obligations by fiscal year at April 30, 2014.

	Total	2015	2016-2017	2018-2019	2020 and beyond
Long-term debt obligations, including current portion	$1,950.0	$ 100.0	$136.5	$451.0	$1,262.5
Interest payments	557.2	88.9	169.0	157.1	142.2
Operating lease obligations	116.0	24.0	43.8	31.1	17.1
Purchase obligations	1,290.6	1,219.0	71.6	–	–
Other liabilities	223.5	21.3	15.9	14.9	171.4
Total	$4,137.3	$1,453.2	$436.8	$654.1	$1,593.2

Long-term debt obligations, including current portion and interest payments in the above table exclude the impact of any interest rate swaps or offering discounts. Purchase obligations include agreements that are enforceable and legally bind us to purchase goods or services. Included in this category are certain obligations related to normal, ongoing purchase obligations in which we have guaranteed payment to ensure availability of raw materials and packaging supplies. We expect to receive consideration for these purchase obligations in the form of materials. These purchase obligations do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated. Other liabilities in the above table mainly consist of projected commitments associated with our defined benefit pension and other postretirement benefit plans. The table excludes the liability for unrecognized tax benefits and tax-related net interest of $31.1 under Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, since we are unable to reasonably estimate the timing of cash settlements with the respective taxing authorities.

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

Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques, including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. As the total promotional expenditures, including amounts classified as a reduction of sales, represented approximately 27 percent of net sales in 2014, the possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Income Taxes: We account for income taxes using the liability method. In the ordinary course of business, we are exposed to uncertainties related to tax filing positions and periodically assess the technical merits of these tax positions for all tax years that remain subject to examination, based upon the latest information available. For uncertain tax positions, we have recognized a liability for unrecognized tax benefits, including any applicable interest and penalty charges.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the viability of ongoing tax planning strategies and the probable recognition of future tax deductions and loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes in tax

2014 Annual Report    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

laws, statutory tax rates, and projected future taxable income levels. Changes in estimated realization of deferred tax assets would result in an adjustment to income in the period in which that determination is made.

The future tax benefit arising from the net deductible temporary differences and tax carryforwards is $140.7 and $160.9 at April 30, 2014 and 2013, respectively. We believe that the earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance would have been provided.

Long-Lived Assets: Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates, and different estimates could yield different results. There are no events or changes in circumstances of which we are aware that indicate the carrying value of our long-lived assets may not be recoverable at April 30, 2014.

Goodwill and Other Indefinite-Lived Intangible Assets: We are required to test goodwill for impairment annually and more often if indicators of impairment exist. To test for goodwill impairment, we estimate the fair value of each of our six reporting units using both a discounted cash flow valuation technique and a market-based approach. The impairment test incorporates estimates of future cash flows; allocations of certain assets, liabilities, and cash flows among reporting units; future growth rates; terminal value amounts; and the applicable weighted-average cost of capital used to discount those estimated cash flows. The estimates and projections used in the calculation of fair value are consistent with our current and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, and planned capital expenditures. Changes in forecasted operations and other estimates and assumptions could impact the assessment of impairment in the future.

At April 30, 2014, goodwill totaled $3.1 billion. Goodwill is substantially concentrated within the U.S. Retail Coffee and U.S. Retail Consumer Foods segments. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2014. The estimated fair value of each reporting unit was substantially in excess of its carrying value as of the annual test date.

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

At April 30, 2014, other indefinite-lived intangible assets totaled $1.8 billion. Trademarks that represent our leading, iconic brands comprise more than 90 percent of the total carrying value of other indefinite-lived intangible assets. Each of these trademarks had an estimated fair value substantially in excess of its carrying value as of the annual test date, with the exception of the Crisco trademark. The estimated fair value of the Crisco trademark decreased approximately $7.0, or 4 percent, from 2013 to 2014. We anticipate modest long-term growth for the Crisco business due to the competitive landscape of the category and assumed a long-term growth rate of 2.5 percent for the 2014 impairment test. A sensitivity analysis was performed on the Crisco trademark assuming a hypothetical 50-basis-point increase in the discount rate and a 50-basis-point decrease in the expected long-term growth rate and yielded an estimated fair value slightly below carrying value. The Crisco trademark represents less than 10 percent of total other indefinite-lived intangible assets.

Pension and Other Postretirement Benefit Plans: To determine the ultimate obligation under our defined benefit pension and other postretirement benefit plans, we must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans’ assets, assumed pay increases, and the health care cost trend rates. We, along with third-party actuaries and investment managers, review all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2015 expense recognition, we will use a weighted-average discount rate of 4.45 percent and 4.11 percent, and a rate of compensation increase of 4.13 percent and 3.00 percent for the U.S. and Canadian plans, respectively. We anticipate using an expected rate of return on plan assets of 6.75 percent for U.S. plans. For the Canadian plans, we anticipate using an expected rate of return on plan assets of 5.00 percent for the hourly plan and 5.90 percent for all other plans.

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

Interest Rate Risk: The fair value of our cash and cash equivalents at April 30, 2014, approximates carrying value. Exposure to interest rate risk on our long-term debt is mitigated due to fixed-rate maturities.

We utilize derivative instruments to manage changes in the fair value of our debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. If the contract is designated as a cash flow hedge, the mark-to-market gains or losses on the swap are deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affects earnings. If the contract is designated as a fair value hedge, the swap would be recognized at fair value on the balance sheet, and changes in the fair value would be recognized in interest expense. Generally, changes in the fair value of the derivative are equal to changes in the fair value of the underlying debt and have no net impact on earnings. We entered into an interest rate swap during 2014, designated as a fair value hedge, on a portion of fixed-rate Senior Notes in an effort to achieve a mix of variable- versus fixed-rate debt under favorable market conditions. We did not have any interest rate swaps outstanding at April 30, 2013.

Based on our overall interest rate exposure as of and during the year ended April 30, 2014, including derivatives and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect our results of operations. In measuring interest rate risk by the amount of net change in the fair value of our financial liabilities, a hypothetical 1 percent decrease in interest rates at April 30, 2014, would increase the fair value of our long-term debt by $87.0.

Foreign Currency Exchange Risk: We have operations outside the U.S. with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because we have foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2014, are not expected to result in a significant impact on future earnings or cash flows.

We utilize foreign currency exchange forwards and options contracts to manage the price volatility of foreign currency exchange fluctuations on future cash payments in Canada, primarily related to purchases of certain raw materials and finished goods. The contracts generally have maturities of less than one year. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in value of these instruments is immediately recognized in cost of products sold. Based on our hedged foreign currency positions as of April 30, 2014, a hypothetical 10 percent change in exchange rates would not result in a material loss of fair value.

Beginning in 2015, we will no longer elect to qualify instruments used to manage foreign currency exchange exposures for hedge accounting treatment. Therefore, the gains and losses on all foreign currency forwards and options contracts will be immediately recognized in cost of products sold.

Revenues from customers outside the U.S., subject to foreign currency exchange, represented 8 percent of net sales during 2014. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an impact on operating results.

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

Beginning in 2015, we will no longer elect to qualify commodity derivatives for hedge accounting treatment. As a result, the gains and losses on all commodity derivatives will be immediately recognized in cost of products sold.

The following sensitivity analysis presents our potential loss of fair value resulting from a hypothetical 10 percent change in market prices related to raw material commodities.

	Year Ended April 30,
	2014	2013
High	$22.7	$34.0
Low	5.7	7.6
Average	11.9	20.7

2014 Annual Report    33

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

Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K, as well as the following:

—	volatility of commodity markets from which raw materials, particularly green coffee beans, peanuts, soybean oil, wheat, milk, corn, and sugar, are procured and the related impact on costs;
—	risks associated with derivative and purchasing strategies we employ to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact our liquidity;
—	crude oil price trends and their impact on transportation, energy, and packaging costs;
—	our ability to successfully implement and realize the full benefit of price changes that are intended to ultimately fully recover cost, including the competitive, retailer, and consumer response, and the impact of the timing of the price changes to profits and cash flow in a particular period;
—	the success and cost of introducing new products and the competitive response;
—	the success and cost of marketing and sales programs and strategies intended to promote growth in our businesses;
—	general competitive activity in the market, including competitors’ pricing practices and promotional spending levels;
—	our ability to successfully integrate acquired and merged businesses in a timely and cost-effective manner;
—	the impact of food security concerns involving either our products or our competitors’ products;
—	the impact of accidents, extreme weather, and natural disasters, including crop failures and storm damage;
—	the concentration of certain of our businesses with key customers and suppliers, including single-source suppliers of certain key raw materials, such as packaging for our Folgers coffee products, and finished goods, such as K-Cup® packs, and the ability to manage and maintain key relationships;
—	the loss of significant customers, a substantial reduction in orders from these customers, or the bankruptcy of any such customer;
—	changes in consumer coffee preferences and other factors affecting our coffee businesses, which represent a substantial portion of our business;
—	a change in outlook or downgrade in our public credit ratings by a rating agency;
—	our ability to obtain any required financing on a timely basis and on acceptable terms;
—	the timing and amount of capital expenditures, share repurchases, and restructuring costs;
—	impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;
—	the impact of new or changes to existing governmental laws and regulations and their application;
—	the impact of future legal, regulatory, or market measures regarding climate change;
—	the outcome of current and future tax examinations, changes in tax laws, and other tax matters, and their related impact on our tax positions;
—	foreign currency and interest rate fluctuations;
—	political or economic disruption;
—	other factors affecting share prices and capital markets generally; and
—	risks related to other factors described under “Risk Factors” in other reports and statements we have filed with the Securities and Exchange Commission.

Readers are cautioned not to unduly rely on such forward- looking statements, which speak only as of the date made, when evaluating the information presented in this Annual Report. We do not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

34    The J. M. Smucker Company

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

Our management, with the participation of the principal financial and executive officers, assessed the effectiveness of internal control over financial reporting as of April 30, 2014. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (“the COSO criteria”).

Based on our assessment of internal control over financial reporting under the COSO criteria, we concluded internal control over financial reporting was effective as of April 30, 2014.

Ernst & Young LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of April 30, 2014, and their report thereon is included on page 36 of this report.

Richard K. Smucker	Mark R. Belgya
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

2014 Annual Report    35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The J. M. Smucker Company

Board of Directors and Shareholders

The J. M. Smucker Company

We have audited The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (“the COSO criteria”). The J. M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2014 and 2013, and the related statements of consolidated income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2014, and our report dated June 23, 2014, expressed an unqualified opinion thereon.

Akron, Ohio

June 23, 2014

36    The J. M. Smucker Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Board of Directors and Shareholders

The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2014 and 2013, and the related statements of consolidated income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated June 23, 2014, expressed an unqualified opinion thereon.

Akron, Ohio

June 23, 2014

2014 Annual Report    37

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

Our audit committee, comprised of four non-employee members of the Board of Directors, meets regularly with the independent registered public accounting firm and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent registered public accounting firm. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The director of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.

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
Chief Financial Officer

38    The J. M. Smucker Company

STATEMENTS OF CONSOLIDATED INCOME

The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions, except per share data)	2014	2013	2012
Net sales	$5,610.6	$5,897.7	$5,525.8
Cost of products sold	3,570.2	3,858.6	3,637.4
Cost of products sold - restructuring and merger and integration	9.4	11.5	43.2
Gross Profit	2,031.0	2,027.6	1,845.2
Selling, distribution, and administrative expenses	988.8	973.9	892.7
Amortization	98.9	96.8	88.1
Impairment charges	–	–	4.6
Other restructuring and merger and integration costs	25.6	42.8	72.5
Other special project costs	–	6.7	–
Loss on divestiture	–	–	11.3
Other operating income - net	(1.3)	(3.0)	(2.3)
Operating Income	919.0	910.4	778.3
Interest expense - net	(79.4)	(93.4)	(79.8)
Other income - net	10.1	0.3	2.7
Income Before Income Taxes	849.7	817.3	701.2
Income taxes	284.5	273.1	241.5
Net Income	$565.2	$544.2	$459.7
Earnings per common share:
Net Income	$5.42	$5.00	$4.06
Net Income - Assuming Dilution	$5.42	$5.00	$4.06
Dividends Declared per Common Share	$2.32	$2.08	$1.92
See notes to consolidated financial statements. STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions)	2014	2013	2012
Net income	$565.2	$544.2	$459.7
Other comprehensive income (loss):
Foreign currency translation adjustments	(29.8)	(5.5)	(14.8)
Cash flow hedging derivative activity, net of tax	26.5	8.0	(25.2)
Pension and other postretirement benefit plans activity, net of tax	29.4	2.9	(48.3)
Available-for-sale securities activity, net of tax	(1.1)	2.0	0.7
Total Other Comprehensive Income (Loss)	25.0	7.4	(87.6)
Comprehensive Income	$590.2	$551.6	$372.1

See notes to consolidated financial statements.

2014 Annual Report    39

CONSOLIDATED BALANCE SHEETS

The J. M. Smucker Company

ASSETS

	April 30,
(Dollars in millions)	2014	2013
Current Assets
Cash and cash equivalents	$153.5	$256.4
Trade receivables, less allowance for doubtful accounts	309.4	313.7
Inventories:
Finished products	571.5	618.9
Raw materials	359.5	326.6
	931.0	945.5
Other current assets	145.2	79.6
Total Current Assets	1,539.1	1,595.2
Property, Plant, and Equipment
Land and land improvements	99.7	98.5
Buildings and fixtures	516.0	494.4
Machinery and equipment	1,384.0	1,267.5
Construction in progress	163.9	124.9
	2,163.6	1,985.3
Accumulated depreciation	(898.0)	(842.8)
Total Property, Plant, and Equipment	1,265.6	1,142.5
Other Noncurrent Assets
Goodwill	3,098.2	3,052.9
Other intangible assets - net	3,024.3	3,089.4
Other noncurrent assets	144.9	151.8
Total Other Noncurrent Assets	6,267.4	6,294.1
Total Assets	$9,072.1	$9,031.8

See notes to consolidated financial statements.

40    The J. M. Smucker Company

CONSOLIDATED BALANCE SHEETS

The J. M. Smucker Company

LIABILITIES AND SHAREHOLDERS’ EQUITY

	April 30,
(Dollars in millions)	2014	2013
Current Liabilities
Accounts payable	$289.2	$285.8
Accrued compensation	57.3	69.5
Accrued trade marketing and merchandising	58.5	57.4
Dividends payable	59.0	55.4
Current portion of long-term debt	100.0	50.0
Revolving credit facility	248.4	–
Other current liabilities	78.6	78.7
Total Current Liabilities	891.0	596.8
Noncurrent Liabilities
Long-term debt	1,879.8	1,967.8
Defined benefit pensions	135.7	163.0
Other postretirement benefits	58.5	67.1
Deferred income taxes	1,020.7	987.2
Other noncurrent liabilities	56.8	101.1
Total Noncurrent Liabilities	3,151.5	3,286.2
Total Liabilities	4,042.5	3,883.0
Shareholders’ Equity
Serial preferred shares - no par value: Authorized - 6,000,000 shares; outstanding - none	–	–
Common shares - no par value: Authorized - 300,000,000 shares; outstanding - 101,697,400 at April 30, 2014, and 106,486,935 at April 30, 2013 (net of 26,907,765 and 22,118,230 treasury shares, respectively), at stated value	25.4	26.6
Additional capital	3,965.8	4,125.1
Retained income	1,091.0	1,075.5
Amount due from ESOP Trust	(1.0)	(1.8)
Accumulated other comprehensive loss	(51.6)	(76.6)
Total Shareholders’ Equity	5,029.6	5,148.8
Total Liabilities and Shareholders’ Equity	$9,072.1	$9,031.8

See notes to consolidated financial statements.

2014 Annual Report    41

STATEMENTS OF CONSOLIDATED CASH FLOWS

The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions)	2014	2013	2012
Operating Activities
Net income	$565.2	$544.2	$459.7
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	150.5	143.7	120.4
Depreciation - restructuring and merger and integration	7.0	10.4	38.5
Amortization	98.9	96.8	88.1
Impairment charges	–	–	4.6
Share-based compensation expense	22.9	21.3	21.7
Other restructuring activities	–	(0.7)	8.0
Loss on sale of assets - net	3.0	4.8	3.4
Loss on divestiture	–	–	11.3
Gain on sale of marketable securities	(3.7)	–	–
Deferred income tax benefit	(8.0)	(15.6)	(17.2)
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	6.1	33.2	9.3
Inventories	15.4	15.2	(48.2)
Other current assets	(26.9)	4.6	3.0
Accounts payable	3.3	11.2	35.8
Accrued liabilities	9.1	(6.7)	36.9
Proceeds from settlement of interest rate swaps - net	–	–	17.7
Defined benefit pension contributions	(9.4)	(40.0)	(11.4)
Income and other taxes	(9.5)	3.5	(3.0)
Other - net	32.1	29.9	(47.7)
Net Cash Provided by Operating Activities	856.0	855.8	730.9
Investing Activities
Businesses acquired, net of cash acquired	(101.8)	–	(737.3)
Additions to property, plant, and equipment	(279.5)	(206.5)	(274.2)
Equity investment in affiliate	–	–	(35.9)
Proceeds from divestiture	–	–	9.3
Sales and maturities of marketable securities	10.0	–	18.6
Proceeds from disposal of property, plant, and equipment	10.7	3.3	4.0
Other - net	(9.7)	17.6	(20.4)
Net Cash Used for Investing Activities	(370.3)	(185.6)	(1,035.9)
Financing Activities
Revolving credit facility - net	248.4	–	–
Repayments of long-term debt	(50.0)	(50.0)	–
Proceeds from long-term debt - net	–	–	748.6
Quarterly dividends paid	(238.0)	(222.8)	(213.7)
Purchase of treasury shares	(508.5)	(364.2)	(315.8)
Proceeds from stock option exercises	0.5	2.2	2.8
Other - net	(27.9)	(6.2)	(2.3)
Net Cash (Used for) Provided by Financing Activities	(575.5)	(641.0)	219.6
Effect of exchange rate changes on cash	(13.1)	(2.5)	(4.7)
Net (decrease) increase in cash and cash equivalents	(102.9)	26.7	(90.1)
Cash and cash equivalents at beginning of year	256.4	229.7	319.8
Cash and Cash Equivalents at End of Year	$153.5	$256.4	$229.7

( )	Denotes use of cash

See notes to consolidated financial statements.

42    The J. M. Smucker Company

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

The J. M. Smucker Company

(Dollars in millions)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Amount Due from ESOP Trust	Accumulated Other Comprehensive (Loss) Income	Total Shareholders’ Equity
Balance at May 1, 2011	114,172,122	$28.5	$4,396.6	$866.9	$(3.3)	$ 3.6	$5,292.3
Net income				459.7			459.7
Other comprehensive income						(87.6)	(87.6)
Comprehensive Income							372.1
Purchase of treasury shares	(4,236,430)	(1.1)	(165.6)	(149.1)			(315.8)
Stock plans (includes tax benefit of $4.8)	349,023	0.2	30.2				30.4
Cash dividends declared				(216.3)			(216.3)
Other					0.7		0.7
Balance at April 30, 2012	110,284,715	27.6	4,261.2	961.2	(2.6)	(84.0)	5,163.4
Net income				544.2			544.2
Other comprehensive income						7.4	7.4
Comprehensive Income							551.6
Purchase of treasury shares	(4,062,682)	(1.0)	(158.5)	(204.7)			(364.2)
Stock plans (includes tax benefit of $2.9)	264,902		22.4				22.4
Cash dividends declared				(225.2)			(225.2)
Other					0.8		0.8
Balance at April 30, 2013	106,486,935	26.6	4,125.1	1,075.5	(1.8)	(76.6)	5,148.8
Net income				565.2			565.2
Other comprehensive income						25.0	25.0
Comprehensive Income							590.2
Purchase of treasury shares	(5,072,158)	(1.3)	(199.0)	(308.2)			(508.5)
Stock plans (includes tax benefit of $7.3)	282,623	0.1	39.7				39.8
Cash dividends declared				(241.6)			(241.6)
Other				0.1	0.8		0.9
Balance at April 30, 2014	101,697,400	$25.4	$3,965.8	$1,091.0	$(1.0)	$(51.6)	$5,029.6

See notes to consolidated financial statements.

2014 Annual Report    43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

(Dollars in millions, unless otherwise noted, except per share data)

NOTE 1	ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned investments, if any. Intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires that we make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives and residual values for depreciation and amortization, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

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

Major Customer: Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to 27 percent of net sales in 2014 and 26 percent of net sales in both 2013 and 2012. These sales are primarily included in the two U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2014 and 2013, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $76.6 and $92.0, respectively.

Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, group purchasing organizations, foodservice operators, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques, including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. As the total promotional expenditures, including amounts classified as a reduction of sales, represented 27 percent, 25 percent, and 23 percent of net sales in 2014, 2013, and 2012, respectively, a possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $124.7, $131.6, and $119.6 in 2014, 2013, and 2012, respectively.

Research and Development Costs: Total research and development costs were $24.3, $24.7, and $21.9 in 2014, 2013, and 2012, respectively.

Share-Based Payments: Share-based compensation expense is recognized on a straight-line basis over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service.

44    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table summarizes amounts related to share-based payments.

	Year Ended April 30,
	2014	2013	2012
Share-based compensation expense included in selling, distribution, and administrative expenses	$22.1	$20.5	$19.3
Share-based compensation expense included in other restructuring and merger and integration costs	0.8	0.8	2.5
Total share-based compensation expense	$22.9	$21.3	$21.8
Related income tax benefit	$ 7.7	$ 7.1	$ 7.5

As of April 30, 2014, total unrecognized share-based compensation cost related to nonvested share-based awards was $33.2. The weighted-average period over which this amount is expected to be recognized is 3.0 years.

Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as excess tax benefits, are presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than those previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. For 2014, 2013, and 2012, the excess tax benefits realized upon exercise or vesting of share-based compensation was $7.3, $2.9, and $4.8, respectively, and classified as other - net under financing activities in the Statements of Consolidated Cash Flows.

Defined Contribution Plans: We offer employee savings plans for domestic and Canadian employees. Our contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2014, 2013, and 2012 were $20.1, $18.6, and $16.1, respectively. For information on our defined benefit plans, see Note 7: Pensions and Other Postretirement Benefits.

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

Trade Receivables: In the normal course of business, we extend credit to customers. Trade receivables, less allowance for doubtful accounts, reflects the net realizable value of receivables and approximates fair value. We evaluate our trade receivables and establish an allowance for doubtful accounts based on a combination of factors. When aware that a specific customer has been impacted by circumstances such as bankruptcy filings or deterioration in the customer’s operating results or financial position, potentially making it unable to meet its financial obligations, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Trade receivables are charged off against the allowance after we determine that the potential for recovery is remote. At April 30, 2014 and 2013, the allowance for doubtful accounts was $0.9 and $1.3, respectively. We believe there is no concentration of risk with any single customer whose failure or nonperformance would materially affect results other than as discussed in Major Customer.

2014 Annual Report    45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Inventories: Inventories are stated at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out method applied on a consistent basis.

The cost of finished products and work-in-process inventory includes materials, direct labor, and overhead. Work-in-process is included in finished products in the Consolidated Balance Sheets and was $62.1 and $64.0 at April 30, 2014 and 2013, respectively.

Derivative Financial Instruments: We utilize derivative instruments such as basis contracts, commodity futures and options contracts, foreign currency forwards and options, and interest rate swaps to manage exposures in commodity prices, foreign currency exchange rates, and interest rates. We have policies in place that define acceptable instrument types we may enter into and establish controls to limit our market risk exposure. We account for these derivative instruments in accordance with FASB ASC 815, Derivatives and Hedging, which requires all derivative instruments to be recognized in the financial statements and measured at fair value, regardless of the purpose or intent for holding them. For derivatives designated as cash flow hedges that are used to hedge forecasted transactions, changes in fair value are deferred and recognized in shareholders’ equity as a component of accumulated other comprehensive loss to the extent the hedges are effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transactions affect earnings. Hedge effectiveness is measured at inception and on a monthly basis. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. Derivatives designated as fair value hedges that are used to hedge against changes in the fair value of the underlying long-term debt are recognized at fair value on the Consolidated Balance Sheets. Changes in the fair value of the derivative are recognized in the Statements of Consolidated Income and are offset by the change in the fair value of the underlying long-term debt. For additional information, see Note 11: Derivative Financial Instruments.

Property, Plant, and Equipment: Property, plant, and equipment is recognized at cost and is depreciated on a straight-line basis over the estimated useful life of the asset (3 to 20 years for machinery and equipment, 3 to 7 years for capitalized software costs, and 5 to 40 years for buildings, fixtures, and improvements).

We lease certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2014, 2013, and 2012 totaled $60.6, $59.2, and $56.5, respectively. As of April 30, 2014, our minimum operating lease obligations were as follows: $24.0 in 2015, $23.3 in 2016, $20.5 in 2017, $18.4 in 2018, and $12.7 in 2019.

In accordance with FASB ASC 360, Property, Plant, and Equipment, long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows we estimate to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of by sale are recognized as held for sale at the lower of carrying value or fair value less cost to sell.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the estimated fair value of the net assets of a business acquired. In accordance with FASB ASC 350, Intangibles - Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. We conduct our annual test for impairment of goodwill and other indefinite-lived intangible assets as of February 1 of each year. A discounted cash flow valuation technique is utilized to estimate the fair value of our reporting units and indefinite-lived intangible assets. We also use a market-based approach to estimate the fair value of our reporting units. For annual impairment testing purposes, we have six reporting units. The discount rates utilized in the cash flow analyses are developed using a weighted-average cost of capital methodology. In addition to the annual test, we test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. For additional information, see Note 6: Goodwill and Other Intangible Assets.

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

46    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive loss. All available-for-sale marketable securities had matured or were sold prior to April 30, 2012, other than the funds associated with nonqualified retirement plans discussed below. Proceeds of $18.6 were realized upon maturity or sale of available-for-sale marketable securities in 2012 and were reported in sales and maturities of marketable securities in the Statement of Consolidated Cash Flows. We use specific identification to determine the basis on which securities are sold.

We also maintain funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. During 2014, proceeds of $10.0 were realized upon the sale of mutual funds associated with these investments and reported in sales and maturities of marketable securities in the Statement of Consolidated Cash Flows. A gain of $3.7 was also realized and reported in gain on sale of marketable securities in the Statement of Consolidated Cash Flows. At April 30, 2014 and 2013, the fair value of these investments was $55.4 and $48.8, respectively, and was included in other noncurrent assets in the Consolidated Balance Sheets. Included in accumulated other comprehensive loss at April 30, 2014 and 2013, were unrealized pre-tax gains of $5.3 and $7.1, respectively.

Equity Method Investment: We have a 25 percent equity interest in Guilin Seamild Biologic Technology Development Co., Ltd. (“Seamild”), a privately-owned manufacturer and marketer of oats products in China. The initial investment in Seamild of $35.9 was recorded at cost and is included in other noncurrent assets in the Consolidated Balance Sheets. The difference between the carrying amount of the investment and the underlying equity in net assets is primarily attributable to goodwill and other intangible assets. Under the equity method of accounting, the investment is adjusted for our proportionate share of earnings or losses, including consideration of basis differences resulting from the difference between the initial carrying amount of the investment and the underlying equity in net assets. The value of our investment did not change significantly and did not have a material impact on the International, Foodservice, and Natural Foods segment or the consolidated financial statements for the years ended April 30, 2014 and 2013.

Foreign Currency Translation: Assets and liabilities of foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive loss. Included in accumulated other comprehensive loss at April 30, 2014 and 2013, were foreign currency gains of $31.7 and $61.5, respectively.

Recently Issued Accounting Standards: In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which was the result of a joint project by the FASB and International Accounting Standards Board to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. The issuance of a comprehensive and converged standard on revenue recognition is expected to enable financial statement users to better understand and consistently analyze an entity’s revenue across industries, transactions, and geographies. The standard will require additional disclosures to help financial statement users better understand the nature, amount, timing, and potential uncertainty of the revenue that is recognized. ASU 2014-09 will be effective for us on May 1, 2017, and will require either retrospective application to each prior reporting period presented or retrospective application with the cumulative effect of initially applying the standard recognized at the date of adoption. We are currently evaluating the impact the application of ASU 2014-09 will have on our financial statements and disclosures.

Risks and Uncertainties: The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The principal packaging materials we use are glass, plastic, steel cans, caps, carton board, and corrugate. The fruit and vegetable raw materials used in the production of our food products are purchased from independent growers and suppliers. Green coffee, peanuts, edible oils, sweeteners, milk, flour, corn, and other ingredients are obtained from various suppliers. The availability, quality, and cost of many of these commodities have fluctuated, and may continue to fluctuate, over time. Green coffee is sourced solely from foreign countries and its supply and price are subject to high volatility due to factors such as weather, global supply and demand, pest damage, speculative influences, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources, although we have elected to source certain plastic packaging materials from single sources of supply pursuant to long-term contracts. While availability may vary from year to year, we believe that we will continue to be able to obtain adequate supplies and that alternatives to single-sourced materials are available. We have not historically encountered significant shortages of key raw materials. We consider our relationships with key material suppliers to be good.

Of our total employees, 26 percent are covered by union contracts at eight locations. The contracts vary in term depending on the location, with one contract expiring in 2015, representing 1 percent of our total employees.

We insure our business and assets in each country against insurable risks, to the extent that we deem appropriate, based upon an analysis of the relative risks and costs.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

2014 Annual Report    47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 2	ACQUISITIONS

During 2014, we completed two acquisitions for aggregate net cash consideration of $101.8, net of working capital adjustments. Enray Inc. (“Enray”), a leading manufacturer and marketer of premium organic, gluten-free ancient grain products, was acquired on August 20, 2013. Silocaf of New Orleans, Inc. (“Silocaf”), a strategic investment related to our green coffee supply chain, was acquired on September 5, 2013.

The purchase price for each business acquired was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The purchase price allocations include total intangible assets of $37.6 for both Enray and Silocaf. To the extent the purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired, the excess was allocated to goodwill. Valuations resulted in Enray goodwill of $29.3, which was assigned to the International, Foodservice, and Natural Foods segment, and Silocaf goodwill of $22.8, which was assigned to the U.S. Retail Coffee segment. Silocaf goodwill is preliminary pending the finalization of our tax basis.

The results of operations for both of the acquired businesses are included in the consolidated financial statements from the dates of the transactions and did not have a material impact on the year ended April 30, 2014.

On January 3, 2012, we completed the acquisition of a majority of the North American foodservice coffee and hot beverage business of the former Sara Lee Corporation, including a liquid coffee manufacturing facility in Suffolk, Virginia, for $420.6 in an all-cash transaction. Utilizing proceeds from the 3.50 percent Senior Notes issued in October 2011, we paid Sara Lee Corporation, renamed The Hillshire Brands Company, $375.6, net of a working capital adjustment, and planned to pay an additional $50.0 in declining installments through June 2021, to a subsidiary of D.E Master Blenders 1753 N.V., an independent public company separated from The Hillshire Brands Company. The $50.0 obligation, included in other current liabilities and other noncurrent liabilities in the Consolidated Balance Sheet, was recognized at a present value of $45.0 and was paid in full as of April 30, 2014. During 2014 and 2013, payments of $35.0 and $10.0, respectively, were made and included in other - net financing on the Statements of Consolidated Cash Flows.

We incurred one-time costs of $0.9 in 2014, bringing total costs to $26.4 through April 30, 2014, directly related to the integration of the acquired business, and the charges were reported in other restructuring and merger and integration costs in the Statements of Consolidated Income. Total one-time costs related to the acquisition consist primarily of transition services provided by Sara Lee Corporation and employee separation and relocation costs, nearly all of which are cash related.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as part of the acquisition of the North American foodservice coffee and hot beverage business, at the acquisition date.

Assets acquired:
Cash and cash equivalents	$ 1.2
Other current assets	42.6
Property, plant, and equipment	92.8
Goodwill	149.9
Intangible assets	138.9
Other noncurrent assets	0.9
Total assets acquired	$426.3
Liabilities assumed:
Current liabilities	$ 3.6
Noncurrent liabilities	2.1
Total liabilities assumed	$ 5.7
Net assets acquired	$420.6

Of the total goodwill assigned to the International, Foodservice, and Natural Foods segment, $146.6 was deductible for income tax purposes.

48    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:
Customer relationships (10-year useful life)	$ 92.0
Technology (10-year useful life)	23.8
Trademarks (6-year weighted-average useful life)	23.1
Total intangible assets	$138.9

On May 16, 2011, we completed the acquisition of the coffee brands and business operations of Rowland Coffee Roasters, Inc. (“Rowland Coffee”), a privately-held company headquartered in Miami, Florida, for $362.8. The acquisition included a manufacturing, distribution, and office facility in Miami. We utilized cash on hand and borrowed $180.0 under our revolving credit facility to fund the transaction. In addition, we incurred one-time costs of $10.9 in 2014, bringing total costs to $24.3 through April 30, 2014, directly related to the integration of Rowland Coffee, which includes cumulative costs of $10.3 in noncash expense items that were reported in cost of products sold - restructuring and merger and integration. The remaining charges were reported in other restructuring and merger and integration costs in the Statements of Consolidated Income. Total one-time costs related to the acquisition include noncash charges, primarily accelerated depreciation, associated with consolidating coffee production in Miami into our existing facilities in New Orleans, Louisiana.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as part of the Rowland Coffee acquisition, at the acquisition date.

Assets acquired:
Current assets	$ 34.0
Property, plant, and equipment	29.2
Goodwill	91.7
Intangible assets	213.5
Total assets acquired	$368.4
Liabilities assumed:
Current liabilities	$ 5.6
Total liabilities assumed	$ 5.6
Net assets acquired	$362.8

Goodwill of $84.8 and $6.9 was assigned to the U.S. Retail Coffee and the International, Foodservice, and Natural Foods segments, respectively. Total goodwill deductible for income tax purposes was $94.8.

The purchase price allocated to the identifiable intangible assets acquired is as follows:

Intangible assets with finite lives:
Customer relationships (19-year weighted-average useful life)	$147.8
Trademark (10-year useful life)	1.6
Intangible assets with indefinite lives:
Trademarks	64.1
Total intangible assets	$213.5

2014 Annual Report    49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 3	RESTRUCTURING

During 2010, we announced plans to restructure our coffee and fruit spreads operations as part of our ongoing efforts to enhance the long-term strength and profitability of our leading brands. Since then, we expanded our restructuring plan to include the Canadian pickle and condiments operations and the capacity expansion of our peanut butter business. Pickle and condiments production was transitioned to third-party manufacturers during 2012. The consolidation of coffee production in New Orleans, Louisiana, related to these restructuring initiatives is complete, and the majority of our retail and foodservice fruit spreads volume is being produced at our new facility in Orrville, Ohio. All of the impacted facilities have been closed, and nearly all of the anticipated 850 full-time positions have been reduced.

We expect to incur total restructuring costs of approximately $265.0 for the entire restructuring plan, of which $248.4 has been incurred through April 30, 2014. The majority of the remaining costs are anticipated to be recognized through 2015.

The following table summarizes the restructuring activity, including the liabilities recorded and the total amount expected to be incurred.

	Long-Lived Asset Charges	Employee Separation	Site Preparation and Equipment Relocation	Production Start-up	Other Costs	Total
Total expected restructuring charge	$102.8	$ 63.8	$ 45.4	$ 42.8	$10.2	$265.0
Balance at May 1, 2011	$ –	$ 10.2	$ –	$ –	$ –	$ 10.2
Charge to expense	34.2	20.4	13.0	10.6	2.9	81.1
Cash payments	–	(13.8)	(13.0)	(10.6)	(2.9)	(40.3)
Noncash utilization	(34.2)	(8.0)	–	–	–	(42.2)
Balance at April 30, 2012	$ –	$ 8.8	$ –	$ –	$ –	$ 8.8
Charge to expense	8.2	3.4	13.4	10.8	3.0	38.8
Cash payments	–	(4.5)	(13.4)	(10.8)	(3.0)	(31.7)
Noncash utilization	(8.2)	–	–	–	–	(8.2)
Balance at April 30, 2013	$ –	$ 7.7	$ –	$ –	$ –	$7.7
Charge to expense	2.7	2.6	7.2	7.2	1.1	20.8
Cash payments	–	(8.4)	(7.2)	(7.2)	(1.1)	(23.9)
Noncash utilization	(2.7)	(0.2)	–	–	–	(2.9)
Balance at April 30, 2014	$ –	$ 1.7	$ –	$ –	$ –	$ 1.7
Remaining expected restructuring charge	$ 0.2	$ 0.3	$ 5.2	$ 9.0	$ 1.9	$ 16.6

During the years ended April 30, 2014, 2013, and 2012, total restructuring charges of $20.8, $38.8, and $81.1, respectively, were reported in the Statements of Consolidated Income. Of the total restructuring charges, $5.1, $10.0, and $38.6 were reported in cost of products sold - restructuring and merger and integration in the years ended April 30, 2014, 2013, and 2012, respectively. The remaining charges were reported in other restructuring and merger and integration costs. The restructuring costs classified as cost of products sold - restructuring and merger and integration primarily include long-lived asset charges for accelerated depreciation related to property, plant, and equipment that had been used at the affected production facilities prior to closure.

Employee separation costs include severance, retention bonuses, and pension costs. Severance costs and retention bonuses are recognized over the estimated future service period of the affected employees. The obligation related to employee separation costs is included in current liabilities in the Consolidated Balance Sheets.

Other costs include professional fees, costs related to closing the facilities, and miscellaneous expenditures associated with the restructuring initiative and are expensed as incurred.

50    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 4	REPORTABLE SEGMENTS

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

Segment profit represents revenue, less direct and allocable operating expenses, and is presented consistent with the way in which we manage segments. However, we do not represent that the segments, if operated independently, would report the segment profit set forth below, as segment profit excludes certain operating expenses such as corporate administrative expenses. Segment assets represent direct and allocable assets, including certain corporate-held assets such as property, plant, and equipment, which are also set forth in the following table.

		Year Ended April 30,
	2014	2013	2012
Net sales:
U.S. Retail Coffee	$2,161.7	$2,306.5	$2,297.7
U.S. Retail Consumer Foods	2,172.6	2,214.8	2,094.5
International, Foodservice, and Natural Foods	1,276.3	1,376.4	1,133.6
Total net sales	$5,610.6	$5,897.7	$5,525.8
Segment profit:
U.S. Retail Coffee	$ 641.9	$ 607.5	$ 543.0
U.S. Retail Consumer Foods	396.9	415.3	393.3
International, Foodservice, and Natural Foods	167.1	198.2	168.6
Total segment profit	$1,205.9	$1,221.0	$1,104.9
Interest expense - net	(79.4)	(93.4)	(79.8)
Cost of products sold - restructuring and merger and integration	(9.4)	(11.5)	(43.2)
Other restructuring and merger and integration costs	(25.6)	(42.8)	(72.5)
Other special project costs	–	(6.7)	–
Corporate administrative expenses	(251.9)	(249.6)	(210.9)
Other income - net	10.1	0.3	2.7
Income before income taxes	$ 849.7	$ 817.3	$ 701.2
Assets:
U.S. Retail Coffee	$4,885.6	$4,882.4	$5,033.6
U.S. Retail Consumer Foods	2,684.1	2,618.2	2,612.7
International, Foodservice, and Natural Foods	1,248.9	1,201.3	1,179.6
Unallocated (A)	253.5	329.9	289.3
Total assets	$9,072.1	$9,031.8	$9,115.2
Depreciation, amortization, and impairment charges:
U.S. Retail Coffee	$ 99.9	$ 100.7	$ 102.3
U.S. Retail Consumer Foods	52.9	47.1	46.7
International, Foodservice, and Natural Foods	67.4	63.7	37.7
Unallocated (B)	36.2	39.4	64.9
Total depreciation, amortization, and impairment charges	$ 256.4	$ 250.9	$ 251.6
Additions to property, plant, and equipment:
U.S. Retail Coffee	$ 50.7	$ 46.5	$ 86.9
U.S. Retail Consumer Foods	138.8	85.1	159.5
International, Foodservice, and Natural Foods	90.0	74.9	27.8
Total additions to property, plant, and equipment	$ 279.5	$ 206.5	$ 274.2

(A)	Primarily represents unallocated cash and cash equivalents and corporate-held investments.

(B)	Primarily represents unallocated depreciation expense included in cost of products sold - restructuring and merger and integration and corporate administrative expense, mainly software amortization.

2014 Annual Report    51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Beginning in 2015, our calculation of segment profit will be modified to exclude unallocated gains and losses on commodity and foreign exchange derivatives, which will be reported outside of segment operating results until the related inventory is sold. The mark-to-market gains and losses on derivatives not designated as hedging instruments are currently recorded directly in segment profit as a component of cost of products sold, regardless of when the related commodity affects earnings. We believe this change more accurately aligns the derivative gains and losses with the underlying exposures being hedged and allows the segments to realize the economic effect of the derivative without the mark-to-market volatility.

The following table presents certain geographical information.

		Year Ended April 30,
	2014	2013	2012
Net sales:
Domestic	$5,092.0	$5,355.9	$5,014.7
International:
Canada	$ 437.2	$ 459.5	$ 447.0
All other international	81.4	82.3	64.1
Total international	$ 518.6	$ 541.8	$ 511.1
Total net sales	$5,610.6	$5,897.7	$5,525.8
Assets:
Domestic	$8,650.5	$8,585.4	$8,683.5
International:
Canada	$ 257.7	$ 396.3	$ 386.0
All other international	163.9	50.1	45.7
Total international	$ 421.6	$ 446.4	$ 431.7
Total assets	$9,072.1	$9,031.8	$9,115.2
Long-lived assets (excluding goodwill and other intangible assets):
Domestic	$1,355.1	$1,234.7	$1,164.8
International:
Canada	$ 16.5	$ 20.6	$ 28.1
All other international	38.9	39.0	37.2
Total international	$ 55.4	$ 59.6	$ 65.3
Total long-lived assets (excluding goodwill and other intangible assets)	$1,410.5	$1,294.3	$1,230.1

The following table presents product category sales as a percentage of consolidated net sales.

		Year Ended April 30,
	2014	2013	2012
Coffee	46%	48%	48%
Peanut butter	13	13	12
Fruit spreads	6	6	7
Shortening and oils	6	6	7
Baking mixes and frostings	6	6	6
Canned milk	5	4	5
Flour and baking ingredients	4	4	5
Juices and beverages	3	3	2
Frozen handheld	3	3	2
Portion control	2	2	2
Toppings and syrups	2	2	2
Other	4	3	2
Total product sales	100%	100%	100%

52    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 5	EARNINGS PER SHARE

The following table sets forth the computation of net income per common share and net income per common share – assuming dilution under the two-class method.

	Year Ended April 30,
	2014	2013	2012
Net income	$565.2	$544.2	$459.7
Net income allocated to participating securities	4.5	4.7	4.2
Net income allocated to common stockholders	$560.7	$539.5	$455.5
Weighted-average common shares outstanding	103,504,121	107,881,519	112,212,677
Dilutive effect of stock options	14,346	23,256	49,616
Weighted-average common shares outstanding - assuming dilution	103,518,467	107,904,775	112,262,293
Net income per common share	$ 5.42	$ 5.00	$ 4.06
Net income per common share - assuming dilution	$ 5.42	$ 5.00	$ 4.06

NOTE 6	GOODWILL AND OTHER INTANGIBLE ASSETS

During 2014, we adopted FASB ASU 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 simplifies the guidance for testing impairment of indefinite-lived intangible assets by allowing the option to perform a qualitative test to assess the likelihood that the estimated fair value is less than the carrying amount. We did not elect to perform a qualitative test, therefore, the adoption of ASU 2012-02 did not change the process for our February 1, 2014, annual impairment test and did not impact the financial statements or related disclosure.

A summary of changes in goodwill during the years ended April 30, 2014 and 2013, by reportable segment is as follows:

	U.S. Retail Coffee	U.S. Retail Consumer Foods	International, Foodservice, and Natural Foods	Total
Balance at May 1, 2012	$1,720.3	$1,035.2	$299.1	$3,054.6
Other	–	(0.6)	(1.1)	(1.7)
Balance at April 30, 2013	$1,720.3	$1,034.6	$298.0	$3,052.9
Acquisitions	22.8	–	29.3	52.1
Other	–	(2.4)	(4.4)	(6.8)
Balance at April 30, 2014	$1,743.1	$1,032.2	$322.9	$3,098.2

The other amounts represent foreign currency exchange for the years ended April 30, 2014 and 2013.

2014 Annual Report    53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Other intangible assets and related accumulated amortization and impairment charges are as follows:

	April 30, 2014			April 30, 2013
	Acquisition Cost	Accumulated Amortization/ Impairment Charges	Net	Acquisition Cost	Accumulated Amortization/ Impairment Charges	Net
Finite-lived intangible assets subject to amortization:
Customer and contractual relationships	$1,436.2	$392.6	$1,043.6	$1,415.1	$314.8	$1,100.3
Patents and technology	164.5	61.9	102.6	158.8	49.3	109.5
Trademarks	70.0	36.5	33.5	62.5	26.9	35.6
Total intangible assets subject to amortization	$1,670.7	$491.0	$1,179.7	$1,636.4	$391.0	$1,245.4
Indefinite-lived intangible assets not subject to amortization:
Trademarks	$1,858.9	$ 14.3	$1,844.6	$1,855.6	$ 11.6	$1,844.0
Total other intangible assets	$3,529.6	$505.3	$3,024.3	$3,492.0	$402.6	$3,089.4

Amortization expense for finite-lived intangible assets was $98.7, $96.6, and $87.7 in 2014, 2013, and 2012, respectively. The weighted-average useful lives of the customer and contractual relationships, patents and technology, and trademarks are 19 years, 14 years, and 10 years, respectively. The weighted-average useful life of the total finite-lived intangible assets is 18 years. Based on the amount of intangible assets subject to amortization at April 30, 2014, the estimated amortization expense is $99.5 for 2015, $99.6 for 2016, $98.9 for 2017, $96.5 for 2018, and $94.9 for 2019.

We review goodwill and other indefinite-lived intangible assets at least annually for impairment. The annual impairment review was performed as of February 1, 2014. Goodwill impairment is tested at the reporting unit level. We have six reporting units. No goodwill or other indefinite-lived intangible asset impairment was recognized as a result of the annual evaluation performed as of February 1, 2014. The estimated fair value of each reporting unit and other indefinite-lived intangible asset was substantially in excess of its carrying value as of the annual test date, with the exception of the Crisco trademark. The estimated fair value of the Crisco trademark decreased approximately $7.0, or 4 percent, from 2013 to 2014. We anticipate modest long-term growth for the Crisco business due to the competitive landscape of the category and assumed a long-term growth rate of 2.5 percent for the 2014 impairment test. A sensitivity analysis was performed on the Crisco trademark assuming a hypothetical 50-basis-point increase in the discount rate and a 50-basis-point decrease in the expected long-term growth rate and yielded an estimated fair value slightly below carrying value. The Crisco trademark represents less than 10 percent of total other indefinite-lived intangible assets.

Nonrecurring fair value adjustments of $4.6 were recognized related to the impairment of certain intangible assets in 2012. The impairment recognized was related to a finite-lived trademark upon evaluation of the historical performance and future growth of this regional canned milk brand.

54    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 7	PENSIONS AND OTHER POSTRETIREMENT BENEFITS

We have defined benefit pension plans covering certain U.S. and Canadian employees. Benefits are based on the employee’s years of service and compensation. Our plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, we sponsor several unfunded postretirement plans that provide health care and life insurance benefits to certain retired U.S. and Canadian employees. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained 10 years of credited service.

Upon completion of the restructuring plan discussed in Note 3: Restructuring, approximately 850 full-time positions will be reduced. As of April 30, 2014, all of the impacted facilities have been closed and nearly all of the anticipated 850 full-time positions have been reduced. We have included the impact of the reductions in measuring the U.S. and Canadian benefit obligation of the pension plans and other postretirement plans at April 30, 2014, 2013, and 2012. Included in the following tables are charges recognized for termination benefits, curtailment, and settlement as a result of the restructuring plan.

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

	Defined Benefit Pension Plans			Other Postretirement Benefits
Year Ended April 30,	2014	2013	2012	2014	2013	2012
Service cost	$ 8.7	$ 8.8	$ 8.1	$ 2.3	$ 2.5	$ 2.3
Interest cost	21.8	23.9	26.2	2.3	3.0	3.1
Expected return on plan assets	(25.4)	(25.3)	(27.0)	–	–	–
Amortization of prior service cost (credit)	1.2	1.0	1.1	(1.1)	(0.4)	(0.4)
Amortization of net actuarial loss	13.2	13.1	9.4	–	–	–
Curtailment loss (gain)	–	–	1.1	–	–	(0.1)
Settlement loss	–	6.7	1.1	–	–	–
Termination benefit cost	–	–	1.8	–	–	2.0
Net periodic benefit cost	$ 19.5	$ 28.2	$ 21.8	$ 3.5	$ 5.1	$ 6.9
Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive loss before income taxes:
Prior service (cost) credit arising during the year	$ –	$ (4.0)	$ –	$ 1.7	$ 9.6	$ –
Net actuarial gain (loss) arising during the year	19.3	(20.5)	(82.1)	7.5	(4.5)	(4.2)
Amortization of prior service cost (credit)	1.2	1.0	1.1	(1.1)	(0.4)	(0.4)
Amortization of net actuarial loss	13.2	13.1	9.4	–	–	–
Curtailment loss (gain)	–	2.0	1.1	–	–	(0.1)
Settlement loss	–	6.7	1.1	–	–	–
Foreign currency translation	2.9	0.9	1.1	–	–	(0.1)
Net change for year	$ 36.6	$ (0.8)	$(68.3)	$ 8.1	$ 4.7	$(4.8)
Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	3.99%	4.70%	5.50%	3.80%	4.70%	5.50%
Expected return on plan assets	6.75	7.00	7.00	–	–	–
Rate of compensation increase	4.13	4.12	4.14	–	–	–
Canadian plans:
Discount rate	3.65%	4.20%	5.00%	3.70%	4.20%	5.00%
Expected return on plan assets	5.78	6.17	6.66	–	–	–
Rate of compensation increase	3.00	4.00	4.00	–	–	–

2014 Annual Report    55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

We use a measurement date of April 30 to determine defined benefit pension and other postretirement benefit plans’ assets and benefit obligations. The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2014	2013	2014	2013
Change in benefit obligation:
Benefit obligation at beginning of year	$ 575.7	$ 561.7	$ 67.1	$ 68.8
Service cost	8.7	8.8	2.3	2.5
Interest cost	21.8	23.9	2.3	3.0
Amendments	–	4.2	(1.7)	(9.6)
Actuarial (gain) loss	(19.7)	39.6	(7.5)	4.5
Participant contributions	0.1	0.5	1.2	1.5
Benefits paid	(34.2)	(43.6)	(3.5)	(3.7)
Foreign currency translation adjustments	(10.1)	(2.6)	(1.1)	(0.2)
Curtailment	–	(2.0)	–	–
Settlement	–	(14.8)	–	–
Other adjustments	–	–	(0.6)	0.3
Benefit obligation at end of year	$ 542.3	$ 575.7	$ 58.5	$ 67.1
Change in plan assets:
Fair value of plan assets at beginning of year	$ 410.7	$ 386.5	$ –	$ –
Actual return on plan assets	25.0	44.2	–	–
Company contributions	9.4	40.0	2.3	2.2
Participant contributions	0.1	0.5	1.2	1.5
Benefits paid	(34.2)	(43.6)	(3.5)	(3.7)
Foreign currency translation adjustments	(8.9)	(2.1)	–	–
Settlement	–	(14.8)	–	–
Fair value of plan assets at end of year	$ 402.1	$ 410.7	$ –	$ –
Funded status of the plans	$(140.2)	$(165.0)	$(58.5)	$(67.1)
Defined benefit pensions	$(135.7)	$(163.0)	$ –	$ –
Accrued compensation	(4.5)	(2.0)	–	–
Postretirement benefits other than pensions	–	–	(58.5)	(67.1)
Net benefit liability	$(140.2)	$(165.0)	$(58.5)	$(67.1)
The following table summarizes amounts recognized in accumulated other comprehensive loss in the Consolidated Balance Sheets, before income taxes.
	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2014	2013	2014	2013
Net actuarial (loss) gain	$(166.7)	$(202.1)	$ 5.3	$ (2.2)
Prior service (cost) credit	(4.9)	(6.1)	11.5	10.9
Total recognized in accumulated other comprehensive loss	$(171.6)	$(208.2)	$ 16.8	$ 8.7

During 2015, we expect to recognize amortization of net actuarial losses and prior service credit of $10.0 and $0.2, respectively, in net periodic benefit cost.

56    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table sets forth the weighted-average assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2014	2013	2014	2013
U.S. plans:
Discount rate	4.45%	3.99%	4.30%	3.80%
Rate of compensation increase	4.13	4.12	–	–
Canadian plans:
Discount rate	4.11%	3.65%	4.10%	3.70%
Rate of compensation increase	3.00	3.00	–	–

For 2015, the assumed health care trend rates are 7.0 percent and 5.5 percent for the U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to 5.0 percent in 2019 and 4.5 percent in 2017 for the U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.

A one percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2014:

	One Percentage Point
	Increase	Decrease
Effect on total service and interest cost components	$0.1	$0.1
Effect on benefit obligation	1.1	1.2

The following table sets forth selective information pertaining to our Canadian pension and other postretirement benefit plans.

	Defined Benefit Pension Plans		Other Postretirement Benefits
Year Ended April 30,	2014	2013	2014	2013
Benefit obligation at end of year	$113.3	$125.7	$ 11.4	$ 13.5
Fair value of plan assets at end of year	105.6	107.1	–	–
Funded status of the plans	$ (7.7)	$ (18.6)	$(11.4)	$(13.5)
Components of net periodic benefit cost:
Service cost	$ 0.5	$ 1.3	$ –	$ –
Interest cost	4.2	5.0	0.5	0.6
Expected return on plan assets	(5.8)	(6.2)	–	–
Amortization of net actuarial loss	1.3	1.7	–	–
Net periodic benefit cost	$ 0.2	$ 1.8	$ 0.5	$ 0.6
Changes in plan assets:
Company contributions	$ 5.4	$ 5.0	$ 0.8	$ 0.9
Participant contributions	0.1	0.4	–	–
Benefits paid	(8.6)	(9.4)	(0.8)	(0.9)
Actual return on plan assets	10.6	8.7	–	–
Foreign currency translation	(8.9)	(2.1)	–	–

2014 Annual Report    57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table sets forth additional information related to our defined benefit pension plans.

	April 30,
	2014	2013
Accumulated benefit obligation for all pension plans	$507.3	$539.0
Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	$507.3	$539.0
Fair value of plan assets	402.1	410.7
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	$542.3	$575.7
Fair value of plan assets	402.1	410.7

We employ a total return on investment approach for the defined benefit pension plans’ assets. A mix of equity, fixed-income, and alternative investments is used to maximize the long-term rate of return on assets for the level of risk. In determining the expected long-term rate of return on the defined benefit pension plans’ assets, we consider the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies. The actual rate of return was 6.9 percent and 12.6 percent for the years ended April 30, 2014 and 2013, respectively.

The following tables summarize the fair value of the major asset classes for the U.S. and Canadian defined benefit pension plans and the levels within the fair value hierarchy in which the fair value measurements fall.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2014
Cash and cash equivalents (A)	$ 2.0	$ –	$ –	$ 2.0
Equity securities:
U.S. (B)	91.0	16.4	–	107.4
International (C)	72.3	12.4	–	84.7
Fixed-income securities:
Bonds (D)	148.2	–	–	148.2
Fixed income (E)	44.8	–	–	44.8
Other types of investments:
Private equity fund (F)	–	–	15.0	15.0
Total financial assets measured at fair value	$358.3	$28.8	$15.0	$402.1

58    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2013
Cash and cash equivalents (A)	$ 4.4	$ –	$ –	$ 4.4
Equity securities:
U.S. (B)	97.2	16.8	–	114.0
International (C)	72.1	12.9	–	85.0
Fixed-income securities:
Bonds (D)	147.7	–	–	147.7
Fixed income (E)	44.6	–	–	44.6
Other types of investments:
Private equity fund (F)	–	–	15.0	15.0
Total financial assets measured at fair value	$366.0	$29.7	$15.0	$410.7

(A)	This category includes money market holdings with maturities of three months or less and are classified as Level 1. Based on the short-term nature of these assets, carrying value approximates fair value.

(B)	This category is invested primarily in a diversified portfolio of common stocks and index funds that invest in U.S. stocks with market capitalization ranges similar to those found in the various Russell Indexes and are traded on active exchanges. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are funds that consist of equity securities traded on active exchanges.

(C)	This category is invested primarily in common stocks and other equity securities traded on active exchanges whose issuers are located outside the U.S. The fund invests primarily in developed countries, but may also invest in emerging markets. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are funds that consist of equity securities traded on active exchanges.

(D)	This category is comprised of bond funds which seek to duplicate the return characteristics of high-quality corporate bonds with a duration range of 10 to 13 years. The Level 1 assets are valued using quoted market prices for identical securities in active markets.

(E)	This category is comprised of fixed-income funds that invest primarily in government-related bonds of non-U.S. issuers and include investments in the Canadian market as well as emerging markets. The Level 1 assets are valued using quoted market prices for identical securities in active markets.

(F)	This category is comprised of one fund that consists primarily of limited partnership interests in corporate finance and venture capital funds. The private equity fund cannot be redeemed and return of principal is based on the liquidation of the underlying assets. The private equity fund is classified as a Level 3 asset and is valued based on the fund’s net asset value (“NAV”). NAV is calculated based on the estimated fair value of the underlying investment funds within the portfolio and is corroborated by our review.

The following table presents a rollforward of activity for Level 3 assets during 2013. The balance at April 30, 2014, was $15.0, virtually unchanged from 2013, due to minimal actual return on plan assets during the year.

	Hedge Funds	Private Equity Funds	Total
Balance at May 1, 2012	$ 22.3	$16.3	$ 38.6
Purchases and sales - net	(22.8)	1.1	(21.7)
Actual return on plan assets sold during the period	0.5	–	0.5
Actual return on plan assets still held at reporting date	–	(2.4)	(2.4)
Balance at April 30, 2013	$ –	$15.0	$ 15.0

The current investment policy is to invest 47 percent of assets in both equity securities and fixed-income securities and 6 percent in other investments. Included in equity securities were 317,552 of our common shares at April 30, 2014. The market value of these shares was $30.7 at April 30, 2014. We paid dividends of $0.7 on these shares during 2014.

We expect to contribute approximately $4.5 to the defined benefit pension plans in 2015. We expect the following payments to be made from the defined benefit pension and other postretirement benefit plans: $44.9 in 2015, $36.7 in 2016, $37.3 in 2017, $41.9 in 2018, $38.4 in 2019, and $216.1 in 2020 through 2024.

2014 Annual Report    59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 8	SHARE-BASED PAYMENTS

We provide for equity-based incentives to be awarded to key employees and non-employee directors. Currently, these incentives consist of restricted shares, restricted stock units (which may also be referred to as deferred stock units), performance units, and stock options. These awards are administered primarily through the 2010 Equity and Incentive Compensation Plan approved by our shareholders in August 2010. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to our non-employee directors, consultants, officers, and other employees. Deferred stock units granted to non-employee directors vest immediately, and along with dividends credited on those deferred stock units, are paid out in the form of common shares upon termination of service as a non-employee director. At April 30, 2014, there were 6,896,730 shares available for future issuance under this plan.

Under the 2010 Equity and Incentive Compensation Plan, we have the option to settle share-based awards by issuing common shares from treasury, issuing new Company common shares, or issuing a combination of common shares from treasury and new Company common shares.

Stock Options: At April 30, 2014, 33,667 options were outstanding and exercisable. The weighted-average remaining contractual term for stock options outstanding and exercisable was less than one year and the aggregate intrinsic value of these stock options was $1.8. The total intrinsic value of options exercised during 2014, 2013, and 2012 was $0.8, $3.4, and $2.6, respectively.

Other Equity Awards: The following table is a summary of our restricted shares, deferred stock units, and performance units.

	Restricted Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Conversion Date Fair Value
Outstanding at May 1, 2013	985,214	$ 59.64	106,666	$100.54
Granted	167,134	101.08	101,020	104.91
Converted	106,666	100.54	(106,666)	100.54
Vested	(402,081)	51.77	–	–
Forfeited	(17,745)	74.86	–	–
Outstanding at April 30, 2014	839,188	$ 76.54	101,020	$104.91

The total fair value of equity awards other than stock options vested in 2014, 2013, and 2012 was $20.8, $11.8, and $22.7, respectively. The weighted-average grant date fair value of restricted shares and deferred stock units is the average of the high and the low share price on the date of grant. The weighted-average conversion date fair value of performance units is the average of the high and the low share price on the date of conversion to restricted shares. The following table summarizes the weighted-average fair values of the equity awards granted in 2014, 2013, and 2012.

Year Ended April 30,	Restricted Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Conversion Date Fair Value
2014	167,134	$101.08	101,020	$104.91
2013	109,770	76.37	106,666	100.54
2012	152,180	78.32	99,455	76.37

The performance units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance units earned during the year. Restricted shares and deferred stock units generally vest four years from the date of grant or upon the attainment of a defined age and years of service, subject to certain retention requirements.

60    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 9	DEBT AND FINANCING ARRANGEMENTS

Long-term debt consists of the following:

	Year Ended April 30,
	2014	2013
4.78% Senior Notes due June 1, 2014	$ 100.0	$ 100.0
6.12% Senior Notes due November 1, 2015	24.0	24.0
6.63% Senior Notes due November 1, 2018	392.0	395.0
3.50% Senior Notes due October 15, 2021	763.8	748.8
5.55% Senior Notes due April 1, 2022	300.0	350.0
4.50% Senior Notes due June 1, 2025	400.0	400.0
Total long-term debt	$1,979.8	$2,017.8
Current portion of long-term debt	100.0	50.0
Total long-term debt, less current portion	$1,879.8	$1,967.8

The 3.50 percent Senior Notes were issued in a public offering and the remaining Senior Notes were privately placed. The Senior Notes are unsecured and interest is paid semiannually. Scheduled payments are required on the 5.55 percent Senior Notes, of which $75.0 is due on April 1, 2016, and on the 4.50 percent Senior Notes, the first of which is $100.0 on June 1, 2020. During 2014, $50.0 was paid on the 5.55 percent Senior Notes. Scheduled principal payments on our long-term debt are: $100.0 in 2015; $99.0 in 2016; $37.5 in 2017; $37.5 in 2018; and $413.5 in 2019. We may prepay at any time all or part of the Senior Notes at 100 percent of the principal amount thereof, together with accrued and unpaid interest, and any applicable make-whole amount.

During 2014, we entered into an interest rate swap, with a notional amount of $750.0, on the 3.50 percent Senior Notes due October 15, 2021, effectively converting the Senior Notes from a fixed- to variable-rate basis. The interest rate swap was designated as a fair value hedge of the underlying debt obligation. At April 30, 2014, a net gain from changes in the fair value of the interest rate swap of $14.9 was recognized in interest expense with a corresponding offset due to changes in the fair value of the hedged underlying debt, resulting in no net impact to interest expense. For additional information, see Note 11: Derivative Financial Instruments.

During 2014, we entered into an amended and restated credit agreement with a group of 11 banks. The credit facility, which amended and restated our $1.0 billion credit agreement dated as of July 29, 2011, provides for a revolving credit line of $1.5 billion and extends the maturity to September 6, 2018. Borrowings under the revolving credit facility bear interest based on the prevailing U.S. Prime Rate, Canadian Base Rate, London Interbank Offered Rate (“LIBOR”), or Canadian Dealer Offered Rate, based on our election. Interest is payable either on a quarterly basis or at the end of the borrowing term. At April 30, 2014, we had a balance outstanding under the revolving credit facility of $248.4 at a weighted-average interest rate of 1.22 percent. We had standby letters of credit of $5.7 outstanding at April 30, 2014.

Interest paid totaled $83.3, $97.7, and $86.6 in 2014, 2013, and 2012, respectively. This differs from interest expense due to the timing of payments, amortization of fair value adjustments, effect of the interest rate swap, amortization of debt issue costs, and interest capitalized.

Our debt instruments contain certain financial covenant restrictions, including consolidated net worth, a leverage ratio, and an interest coverage ratio. We are in compliance with all covenants.

Subsequent to April 30, 2014, we made additional borrowings under our revolving credit facility, bringing the total outstanding balance to $490.0 at June 20, 2014, at a weighted-average interest rate of 1.05 percent. The additional funds were used for the repayment of the 4.78 percent Senior Notes due June 1, 2014, and for general corporate purposes.

2014 Annual Report    61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 10	CONTINGENCIES

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

NOTE 11	DERIVATIVE FINANCIAL INSTRUMENTS

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

Beginning in 2015, we will no longer elect to qualify commodity derivatives for hedge accounting treatment. As a result, the mark-to-market gains and losses on all commodity derivatives will be immediately recognized in cost of products sold.

Foreign Currency Exchange Rate Hedging: We utilize foreign currency forwards and options contracts to manage the effect of foreign currency exchange fluctuations on future cash payments in Canada, primarily related to purchases of certain raw materials and finished goods. The contracts generally have maturities of less than one year. Instruments currently used to manage foreign currency exchange exposures do not meet the requirements for hedge accounting treatment and the change in estimated fair value of these instruments is immediately recognized in cost of products sold.

Beginning in 2015, we will no longer elect to qualify instruments used to manage foreign currency exchange exposures for hedge accounting treatment. Therefore, the mark-to-market gains and losses on all foreign currency forwards and options contracts will be immediately recognized in cost of products sold.

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

62    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

During 2014, we entered into an interest rate swap on the 3.50 percent Senior Notes due October 15, 2021, which was designated as a fair value hedge and used to hedge against the changes in the fair value of the debt. We receive cash flows from the counterparty at a fixed rate and pay the counterparty variable rates based on LIBOR. The difference between the fixed-rate and variable-rate cash flows resulted in a reduction in interest expense for the year ended April 30, 2014. The interest rate swap was recognized at fair value in the Consolidated Balance Sheet at April 30, 2014, and changes in the fair value were recognized in interest expense. At April 30, 2014, the net gain position on the derivative instrument of $14.9 had no net impact to earnings, as the change in the fair value of the derivative was equal to the change in fair value of the underlying debt. There were no interest rate swaps outstanding at April 30, 2013.

The following table sets forth the gross fair value of derivative instruments recognized in the Consolidated Balance Sheets.

	April 30, 2014			April 30, 2013
	Other Current Assets	Other Current Liabilities	Other Noncurrent Liabilities	Other Current Assets	Other Current Liabilities
Derivatives designated as hedging instruments:
Commodity contracts	$23.4	$10.9	$ –	$2.1	$2.0
Interest rate contract	18.0	–	3.1	–	–
Total derivatives designated as hedging instruments	$41.4	$10.9	$3.1	$2.1	$2.0
Derivatives not designated as hedging instruments:
Commodity contracts	$11.6	$ 5.8	$ –	$3.6	$2.3
Foreign currency exchange contracts	1.4	0.7	–	0.7	0.2
Total derivatives not designated as hedging instruments	$13.0	$ 6.5	$ –	$4.3	$2.5
Total derivative instruments	$54.4	$17.4	$3.1	$6.4	$4.5

As of May 1, 2014, we adopted FASB ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, as clarified by ASU 2013-01, Scope Clarification of Disclosures about Offsetting Assets and Liabilities. ASU 2011-11, as clarified by ASU 2013-01, requires additional disclosures around netting of derivatives. Our interest rate contracts and foreign currency exchange contracts are not subject to enforceable netting agreements. We have elected to not offset fair value amounts recognized for our exchange-traded commodity derivative instruments and our cash margin accounts executed with the same counterparty that are generally subject to enforceable netting agreements. We are required to maintain cash margin accounts in connection with funding the settlement of our open positions. At April 30, 2014 and 2013, we maintained cash margin account balances of $8.1 and $5.5, respectively, included in other current assets in the Consolidated Balance Sheets. In the event of default and immediate net settlement of all of our open positions with individual counterparties, all of our derivative liabilities would be fully offset by either our derivative asset positions or margin accounts based on the net asset or liability position with our individual counterparties.

The following table presents information on pre-tax commodity contract net gains and losses recognized on derivatives designated as cash flow hedges.

	Year Ended April 30,
	2014	2013
Gains (losses) recognized in other comprehensive income (loss) (effective portion)	$ 21.0	$(27.5)
Losses reclassified from accumulated other comprehensive loss to cost of products sold (effective portion)	(20.3)	(39.6)
Change in accumulated other comprehensive loss	$ 41.3	$ 12.1
Gains (losses) recognized in cost of products sold (ineffective portion)	$ 1.4	$ (0.9)

Included as a component of accumulated other comprehensive loss at April 30, 2014 and 2013, was a deferred pre-tax net gain of $29.1 and a deferred pre-tax net loss of $12.2, respectively, related to commodity contracts. The related tax impact recognized in accumulated other comprehensive loss was expense of $10.8 and a benefit of $4.4 at April 30, 2014 and 2013, respectively. The entire amount of the deferred net gain included in accumulated other comprehensive loss at April 30, 2014, is expected to be recognized in earnings within one year as the related commodity is sold.

2014 Annual Report    63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Included as a component of accumulated other comprehensive loss at April 30, 2014 and 2013, were deferred pre-tax losses of $4.8 and $5.4, respectively, related to the termination of a prior interest rate swap in October 2011 on the 3.50 percent Senior Notes due October 15, 2021. The related tax benefit recognized in accumulated other comprehensive loss was $1.7 and $1.9 at April 30, 2014 and 2013, respectively. Approximately $0.6 of the pre-tax loss will be recognized over the next 12 months. We reclassified $0.6 and $0.5 of the loss recognized on the interest rate swap designated as a cash flow hedge from other comprehensive income (loss) to interest expense during 2014 and 2013, respectively.

The following table presents the net realized and unrealized gains and losses recognized in cost of products sold on derivatives not designated as qualified hedging instruments.

	Year Ended April 30,
	2014	2013
Unrealized gains on commodity contracts	$ 6.2	$ 6.1
Unrealized (losses) gains on foreign currency exchange contracts	(0.9)	0.5
Total unrealized gains recognized in cost of products sold	$ 5.3	$ 6.6
Realized losses on commodity contracts	$(1.0)	$(1.5)
Realized gains on foreign currency exchange contracts	4.2	0.8
Total realized gains (losses) recognized in cost of products sold	$ 3.2	$(0.7)
Total gains recognized in cost of products sold	$ 8.5	$ 5.9

The following table presents the gross contract notional value of outstanding derivative contracts.

	Year Ended April 30,
	2014	2013
Commodity contracts	$790.3	$347.6
Foreign currency exchange contracts	158.1	56.8
Interest rate contract	750.0	–

NOTE 12	OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

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

The following table provides information on the carrying amount and fair value of our financial instruments.

	April 30, 2014		April 30, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments	$ 55.4	$ 55.4	$ 48.8	$ 48.8
Derivative financial instruments - net	33.9	33.9	1.9	1.9
Long-term debt	(1,979.8)	(2,239.1)	(2,017.8)	(2,388.1)

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

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2014
Other investments: (A)
Equity mutual funds	$ 12.0	$ –	$ –	$ 12.0
Municipal obligations	–	34.4	–	34.4
Money market funds	9.0	–	–	9.0
Derivatives: (B)
Commodity contracts - net	13.5	4.8	–	18.3
Foreign currency exchange contracts - net	–	0.7	–	0.7
Interest rate contract - net	–	14.9	–	14.9
Long-term debt (C)	(772.0)	(1,467.1)	–	(2,239.1)
Total financial instruments measured at fair value	$(737.5)	$(1,412.3)	$ –	$(2,149.8)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2013
Other investments: (A)
Equity mutual funds	$ 21.6	$ –	$ –	$ 21.6
Municipal obligations	–	26.6	–	26.6
Money market funds	0.6	–	–	0.6
Derivatives: (B)
Commodity contracts - net	0.7	0.7	–	1.4
Foreign currency exchange contracts - net	–	0.5	–	0.5
Long-term debt (C)	(803.6)	(1,584.5)	–	(2,388.1)
Total financial instruments measured at fair value	$(780.7)	$(1,556.7)	$ –	$(2,337.4)

(A)	Other investments consist of funds maintained for the payment of benefits associated with nonqualified retirement plans. The funds include equity securities listed in active markets, municipal obligations valued by a third party using valuation techniques that utilize inputs which are derived principally from or corroborated by observable market data, and money market funds with maturities of three months or less. Based on the short-term nature of these money market funds, carrying value approximates fair value. As of April 30, 2014, our municipal obligations are scheduled to mature as follows: $3.3 in 2015, $0.5 in 2016, $1.7 in 2017, $1.1 in 2018, and the remaining $27.8 in 2019 and beyond. For additional information, see Marketable Securities and Other Investments in Note 1: Accounting Policies.

(B)	Level 1 commodity contract derivatives are valued using quoted market prices for identical instruments in active markets. Level 2 commodity contract and foreign exchange derivatives are valued using quoted prices for similar assets or liabilities in active markets. The Level 2 interest rate contract derivative is valued using the income approach, observable Level 2 market expectations at the measurement date, and standard valuation techniques to convert future amounts to a single discounted present value. Level 2 inputs for the interest rate contract are limited to quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. For additional information, see Note 11: Derivative Financial Instruments.

(C)	Long-term debt is comprised of public Senior Notes classified as Level 1 and private Senior Notes classified as Level 2. The public Senior Notes are traded in an active secondary market and valued using quoted prices. The value of the private Senior Notes is based on the net present value of each interest and principal payment calculated, utilizing an interest rate derived from a fair market yield curve. For additional information, see Note 9: Debt and Financing Arrangements.

2014 Annual Report    65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 13	INCOME TAXES

Income (loss) before income taxes is as follows:

	Year Ended April 30,
	2014	2013	2012
Domestic	$827.4	$791.9	$706.4
Foreign	22.3	25.4	(5.2)
Income before income taxes	$849.7	$817.3	$701.2
The components of the provision for income taxes are as follows:
	Year Ended April 30,
	2014	2013	2012
Current:
Federal	$265.4	$262.1	$228.2
Foreign	4.2	6.1	6.8
State and local	22.9	20.5	23.7
Deferred:
Federal	(13.9)	(15.6)	(10.2)
Foreign	2.4	0.9	(6.9)
State and local	3.5	(0.9)	(0.1)
Total income tax expense	$284.5	$273.1	$241.5
A reconciliation of the statutory federal income tax rate and the effective income tax rate is as follows:
	Year Ended April 30,
Percent of Pretax Income	2014	2013	2012
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	1.9	1.8	2.3
Domestic manufacturing deduction	(3.0)	(3.1)	(3.1)
Other items - net	(0.4)	(0.3)	0.2
Effective income tax rate	33.5%	33.4%	34.4%
Income taxes paid	$294.4	$279.2	$257.8

We are a voluntary participant in the Compliance Assurance Process (“CAP”) program offered by the Internal Revenue Service (“IRS”) and are currently under a CAP examination for the tax year ended April 30, 2014. Through the contemporaneous exchange of information with the IRS, this program is designed to identify and resolve tax positions with the IRS prior to the filing of a tax return, which allows us to remain current with our IRS examinations. The IRS has completed the CAP examinations for tax years ended April 30, 2011, 2012, and 2013. Tax years prior to 2011 are no longer subject to U.S. federal tax examination. With limited exceptions, we are no longer subject to examination for state and local jurisdictions for tax years prior to 2010 and for tax years prior to 2008 for foreign jurisdictions.

66    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of our deferred tax assets and liabilities are as follows:

	April 30,
	2014	2013
Deferred tax liabilities:
Intangible assets	$1,028.7	$1,019.6
Property, plant, and equipment	94.5	94.4
Other	19.4	9.4
Total deferred tax liabilities	$1,142.6	$1,123.4
Deferred tax assets:
Post-employment and other employee benefits	$ 103.3	$ 116.3
Intangible assets	7.6	5.4
Other	29.8	39.2
Total deferred tax assets	$ 140.7	$ 160.9
Net deferred tax liability	$1,001.9	$ 962.5

Deferred tax assets at April 30, 2014, include $0.7 of state tax credit carryforwards that begin to expire in 2018.

Deferred income taxes have not been provided on approximately $244.8 of undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax deductions or tax credits for foreign taxes paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

Our unrecognized tax benefits as of April 30, 2014, 2013, and 2012, were $29.1, $29.7, and $24.0, respectively. Of the unrecognized tax benefits, $19.5, $20.6, and $16.4 would affect the effective tax rate, if recognized, as of April 30, 2014, 2013, and 2012, respectively. Our accrual for tax-related net interest and penalties totaled $2.0 as of April 30, 2014 and 2013, and $1.7 as of April 30, 2012. Interest charged to earnings totaled $0.1, $0.3, and $0.1 during 2014, 2013, and 2012, respectively.

Within the next 12 months, it is reasonably possible that we could decrease our unrecognized tax benefits by an estimated $0.5, primarily as a result of the expiration of statute of limitation periods.

A reconciliation of our unrecognized tax benefits is as follows:

	2014	2013	2012
Balance at May 1,	$29.7	$24.0	$20.3
Increases:
Current year tax positions	5.1	4.8	3.6
Prior year tax positions	0.1	2.5	2.1
Foreign currency translation	–	–	0.2
Decreases:
Prior year tax positions	1.6	0.2	–
Settlement with tax authorities	1.5	1.0	0.3
Expiration of statute of limitations periods	2.7	0.4	1.9
Balance at April 30,	$29.1	$29.7	$24.0

2014 Annual Report    67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 14	ACCUMULATED OTHER COMPREHENSIVE LOSS

On May 1, 2013, we adopted FASB ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. In accordance with ASU 2013-02, the components of accumulated other comprehensive loss, including the reclassification adjustments for items that are reclassified from accumulated other comprehensive loss to net income, are shown below.

	Foreign Currency Translation Adjustment	Pension and Other Postretirement Liabilities (A)	Unrealized Gain on Available-for- Sale Securities (B)	Unrealized Gain (Loss) on Cash Flow Hedging Derivatives (C)	Accumulated Other Comprehensive Loss
Balance at May 1, 2011	$ 81.8	$ (86.0)	$ 1.8	$ 6.0	$ 3.6
Reclassification adjustments	–	11.2	–	(1.6)	9.6
Current period (charge) credit	(14.8)	(84.3)	1.1	(38.0)	(136.0)
Income tax benefit (expense)	–	24.8	(0.4)	14.4	38.8
Balance at April 30, 2012	$ 67.0	$(134.3)	$ 2.5	$(19.2)	$ (84.0)
Reclassification adjustments	–	20.4	–	40.1	60.5
Current period (charge) credit	(5.5)	(16.5)	3.1	(27.5)	(46.4)
Income tax expense	–	(1.0)	(1.1)	(4.6)	(6.7)
Balance at April 30, 2013	$ 61.5	$(131.4)	$ 4.5	$(11.2)	$ (76.6)
Reclassification adjustments	–	13.3	(3.7)	20.9	30.5
Current period (charge) credit	(29.8)	31.4	1.9	21.0	24.5
Income tax (expense) benefit	–	(15.3)	0.7	(15.4)	(30.0)
Balance at April 30, 2014	$ 31.7	$(102.0)	$ 3.4	$ 15.3	$ (51.6)

(A)	Amortization of net losses was reclassified from accumulated other comprehensive loss to selling, distribution, and administrative expenses.

(B)	The gain on the sale of marketable securities was reclassified from accumulated other comprehensive loss to net other income at April 30, 2014.

(C)	Of the total reclassification adjustments from accumulated other comprehensive loss, $20.3 and $39.6 of expense and $1.9 of income was reclassified to cost of products sold related to commodity derivatives and $0.6, $0.5, and $0.3 was reclassified to interest expense related to the interest rate swap at April 30, 2014, 2013, and 2012, respectively.

NOTE 15	GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Our 3.50 percent Senior Notes due October 15, 2021, are fully and unconditionally guaranteed, on a joint and several basis, by J.M. Smucker LLC and The Folgers Coffee Company (the “subsidiary guarantors”), which are 100 percent wholly-owned subsidiaries of the Company. A subsidiary guarantor will be released from its obligations under the indenture governing the notes (a) if we exercise our legal or covenant defeasance option or if our obligations under the indenture are discharged in accordance with the terms of the indenture or (b) upon delivery of an officer’s certificate to the trustee that the subsidiary guarantor does not guarantee our obligations under any of our other primary senior indebtedness and that any other guarantees of such primary senior indebtedness of the subsidiary guarantor have been released other than through discharges as a result of payment by such guarantor on such guarantees.

Condensed consolidating financial statements for the Company, the subsidiary guarantors, and the other subsidiaries of the Company that are not guaranteeing the indebtedness under the 3.50 percent Senior Notes (the “non-guarantor subsidiaries”) are provided below. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions, including transactions with our 100 percent wholly-owned subsidiary guarantors and non-guarantor subsidiaries. We have accounted for investments in subsidiaries using the equity method.

68    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME	Year Ended April 30, 2014
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$3,162.8	$1,278.8	$6,601.3	$(5,432.3)	$5,610.6
Cost of products sold	2,573.6	1,166.0	5,268.5	(5,428.5)	3,579.6
Gross Profit	589.2	112.8	1,332.8	(3.8)	2,031.0
Selling, distribution, and administrative expenses, restructuring, and merger and integration costs	197.1	47.5	769.8	–	1,014.4
Amortization	4.2	–	94.7	–	98.9
Other operating (income) expense - net	(1.3)	0.9	(0.9)	–	(1.3)
Operating Income	389.2	64.4	469.2	(3.8)	919.0
Interest (expense) income - net	(80.8)	1.2	(1.5)	1.7	(79.4)
Other income (expense) - net	10.8	–	1.0	(1.7)	10.1
Equity in net earnings of subsidiaries	345.1	141.4	64.4	(550.9)	–
Income Before Income Taxes	664.3	207.0	533.1	(554.7)	849.7
Income taxes	99.1	0.4	185.0	–	284.5
Net Income	$ 565.2	$ 206.6	$ 348.1	$ (554.7)	$ 565.2
Other comprehensive income, net of tax	25.0	27.4	6.0	(33.4)	25.0
Comprehensive Income	$ 590.2	$ 234.0	$ 354.1	$ (588.1)	$ 590.2
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME	Year Ended April 30, 2013
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$4,447.6	$1,296.4	$5,430.3	$(5,276.6)	$5,897.7
Cost of products sold	3,957.3	1,190.6	4,015.0	(5,292.8)	3,870.1
Gross Profit	490.3	105.8	1,415.3	16.2	2,027.6
Selling, distribution, and administrative expenses, restructuring, merger and integration costs, and other special project costs	199.0	42.9	781.5	–	1,023.4
Amortization	4.8	–	92.0	–	96.8
Other operating (income) expense - net	(2.7)	(2.2)	1.9	–	(3.0)
Operating Income	289.2	65.1	539.9	16.2	910.4
Interest (expense) income - net	(94.4)	1.2	(0.2)	–	(93.4)
Other income (expense) - net	0.7	1.1	(1.5)	–	0.3
Equity in net earnings of subsidiaries	408.6	156.7	66.4	(631.7)	–
Income Before Income Taxes	604.1	224.1	604.6	(615.5)	817.3
Income taxes	59.9	0.4	212.8	–	273.1
Net Income	$ 544.2	$ 223.7	$ 391.8	$ (615.5)	$ 544.2
Other comprehensive income, net of tax	7.4	9.0	4.1	(13.1)	7.4
Comprehensive Income	$ 551.6	$ 232.7	$ 395.9	$ (628.6)	$ 551.6

2014 Annual Report    69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME	Year Ended April 30, 2012
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 4,302.7	$1,547.8	$3,822.4	$(4,147.1)	$5,525.8
Cost of products sold	3,741.0	1,408.8	2,682.7	(4,151.9)	3,680.6
Gross Profit	561.7	139.0	1,139.7	4.8	1,845.2
Selling, distribution, and administrative expenses, restructuring, and merger and integration costs	243.4	61.5	660.3	–	965.2
Amortization and impairment charges	11.2	–	81.5	–	92.7
Other operating (income) expense - net	(1.3)	(1.3)	11.6	–	9.0
Operating Income	308.4	78.8	386.3	4.8	778.3
Interest (expense) income - net	(80.7)	3.0	(2.1)	–	(79.8)
Other income (expense) - net	1,404.4	0.4	(3.6)	(1,398.5)	2.7
Equity in net earnings of subsidiaries	(1,095.0)	184.2	79.2	831.6	–
Income Before Income Taxes	537.1	266.4	459.8	(562.1)	701.2
Income taxes	77.3	1.2	163.0	–	241.5
Net Income	$ 459.8	$ 265.2	$ 296.8	$ (562.1)	$ 459.7
Other comprehensive loss, net of tax	(87.7)	(23.1)	(49.8)	73.0	(87.6)
Comprehensive Income	$ 372.1	$ 242.1	$ 247.0	$ (489.1)	$ 372.1

70    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING BALANCE SHEETS		April 30, 2014
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$ 6.8	$ –	$ 146.7	$ –	$ 153.5
Inventories	–	173.3	761.4	(3.7)	931.0
Other current assets	360.2	9.9	94.6	(10.1)	454.6
Total Current Assets	367.0	183.2	1,002.7	(13.8)	1,539.1
Property, Plant, and Equipment - Net	233.6	551.1	480.9	–	1,265.6
Investments in Subsidiaries	8,367.6	4,063.3	237.9	(12,668.8)	–
Intercompany Receivable	–	315.5	1,132.2	(1,447.7)	–
Other Noncurrent Assets
Goodwill	1,082.0	–	2,016.2	–	3,098.2
Other intangible assets - net	505.5	–	2,518.8	–	3,024.3
Other noncurrent assets	70.4	11.1	63.4	–	144.9
Total Other Noncurrent Assets	1,657.9	11.1	4,598.4	–	6,267.4
Total Assets	$10,626.1	$5,124.2	$7,452.1	$(14,130.3)	$9,072.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$ 595.9	$ 103.8	$ 201.4	$ (10.1)	$ 891.0
Noncurrent Liabilities
Long-term debt	1,879.8	–	–	–	1,879.8
Deferred income taxes	107.6	–	913.1	–	1,020.7
Intercompany payable	2,792.9	–	–	(2,792.9)	–
Other noncurrent liabilities	220.3	12.8	17.9	–	251.0
Total Noncurrent Liabilities	5,000.6	12.8	931.0	(2,792.9)	3,151.5
Total Liabilities	5,596.5	116.6	1,132.4	(2,803.0)	4,042.5
Total Shareholders’ Equity	5,029.6	5,007.6	6,319.7	(11,327.3)	5,029.6
Total Liabilities and Shareholders’ Equity	$10,626.1	$5,124.2	$7,452.1	$(14,130.3)	$9,072.1

2014 Annual Report    71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING BALANCE SHEETS		April 30, 2013
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$ 108.0	$ –	$ 148.4	$ –	$ 256.4
Inventories	–	225.9	733.2	(13.6)	945.5
Other current assets	335.1	3.3	69.6	(14.7)	393.3
Total Current Assets	443.1	229.2	951.2	(28.3)	1,595.2
Property, Plant, and Equipment - Net	230.9	445.1	466.5	–	1,142.5
Investments in Subsidiaries	7,950.9	3,856.6	146.6	(11,954.1)	–
Intercompany Receivable	–	324.8	956.0	(1,280.8)	–
Other Noncurrent Assets
Goodwill	1,082.0	–	1,970.9	–	3,052.9
Other intangible assets - net	509.8	–	2,579.6	–	3,089.4
Other noncurrent assets	72.0	13.7	66.1	–	151.8
Total Other Noncurrent Assets	1,663.8	13.7	4,616.6	–	6,294.1
Total Assets	$10,288.7	$4,869.4	$7,136.9	$(13,263.2)	$9,031.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$ 317.8	$ 104.9	$ 188.8	$ (14.7)	$ 596.8
Noncurrent Liabilities
Long-term debt	1,967.8	–	–	–	1,967.8
Deferred income taxes	97.5	–	889.7	–	987.2
Intercompany payable	2,519.2	–	–	(2,519.2)	–
Other noncurrent liabilities	237.6	18.1	75.5	–	331.2
Total Noncurrent Liabilities	4,822.1	18.1	965.2	(2,519.2)	3,286.2
Total Liabilities	5,139.9	123.0	1,154.0	(2,533.9)	3,883.0
Total Shareholders’ Equity	5,148.8	4,746.4	5,982.9	(10,729.3)	5,148.8
Total Liabilities and Shareholders’ Equity	$10,288.7	$4,869.4	$7,136.9	$(13,263.2)	$9,031.8

72    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2014
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$ 297.8	$ 168.5	$ 389.7	$ –	$ 856.0
Investing Activities
Businesses acquired, net of cash acquired	–	–	(101.8)	–	(101.8)
Additions to property, plant, and equipment	(31.1)	(163.2)	(85.2)	–	(279.5)
Sales and maturities of marketable securities	10.0	–	–	–	10.0
Proceeds from disposal of property, plant, and equipment	–	0.6	10.1	–	10.7
Equity investments in subsidiaries	(108.9)	(17.1)	–	126.0	–
Repayments from (disbursements of) intercompany loans	–	9.3	(283.0)	273.7	–
Other - net	(3.2)	0.2	(6.7)	–	(9.7)
Net Cash (Used for) Provided by Investing Activities	(133.2)	(170.2)	(466.6)	399.7	(370.3)
Financing Activities
Revolving credit facility - net	248.4	–	–	–	248.4
Repayments of long-term debt	(50.0)	–	–	–	(50.0)
Quarterly dividends paid	(238.0)	–	–	–	(238.0)
Purchase of treasury shares	(508.5)	–	–	–	(508.5)
Proceeds from stock option exercises	0.5	–	–	–	0.5
Investments in subsidiaries	–	–	126.0	(126.0)	–
Intercompany payable	273.7	–	–	(273.7)	–
Other - net	8.1	1.7	(37.7)	–	(27.9)
Net Cash (Used for) Provided by Financing Activities	(265.8)	1.7	88.3	(399.7)	(575.5)
Effect of exchange rate changes on cash	–	–	(13.1)	–	(13.1)
Net decrease in cash and cash equivalents	(101.2)	–	(1.7)	–	(102.9)
Cash and cash equivalents at beginning of year	108.0	–	148.4	–	256.4
Cash and Cash Equivalents at End of Year	$ 6.8	$ –	$ 146.7	$ –	$ 153.5

( )	Denotes use of cash

2014 Annual Report    73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2013
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$ 201.7	$ 46.4	$ 607.7	$ –	$ 855.8
Investing Activities
Additions to property, plant, and equipment	(33.6)	(103.1)	(69.8)	–	(206.5)
Proceeds from disposal of property, plant, and equipment	–	0.1	3.2	–	3.3
Equity investments in subsidiaries	(3.7)	(174.2)	–	177.9	–
Repayments from (disbursements of) intercompany loans	–	227.4	(693.6)	466.2	–
Other - net	(9.5)	3.4	23.7	–	17.6
Net Cash (Used for) Provided by Investing Activities	(46.8)	(46.4)	(736.5)	644.1	(185.6)
Financing Activities
Repayments of long-term debt	(50.0)	–	–	–	(50.0)
Quarterly dividends paid	(222.8)	–	–	–	(222.8)
Purchase of treasury shares	(364.2)	–	–	–	(364.2)
Proceeds from stock option exercises	2.2	–	–	–	2.2
Investments in subsidiaries	9.9	–	168.0	(177.9)	–
Intercompany payable	466.2	–	–	(466.2)	–
Other - net	3.5	–	(9.7)	–	(6.2)
Net Cash (Used for) Provided by Financing Activities	(155.2)	–	158.3	(644.1)	(641.0)
Effect of exchange rate changes on cash	–	–	(2.5)	–	(2.5)
Net (decrease) increase in cash and cash equivalents	(0.3)	–	27.0	–	26.7
Cash and cash equivalents at beginning of year	108.3	–	121.4	–	229.7
Cash and Cash Equivalents at End of Year	$ 108.0	$ –	$ 148.4	$ –	$ 256.4

( )	Denotes use of cash

74    The J. M. Smucker Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2012
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by (Used for) Operating Activities	$ 1,669.7	$ 181.0	$(1,119.8)	$ –	$ 730.9
Investing Activities
Businesses acquired, net of cash acquired	–	–	(737.3)	–	(737.3)
Additions to property, plant, and equipment	(53.0)	(133.6)	(87.6)	–	(274.2)
Equity investment in affiliate	–	–	(35.9)	–	(35.9)
Proceeds from divestiture	–	–	9.3	–	9.3
Sales and maturities of marketable securities	18.6	–	–	–	18.6
Proceeds from disposal of property, plant, and equipment	0.2	0.4	3.4	–	4.0
Equity investments in subsidiaries	(2,985.2)	–	(690.7)	3,675.9	–
(Disbursements of) repayments from intercompany loans	–	(3,720.2)	2,688.6	1,031.6	–
Other - net	–	(3.5)	(16.9)	–	(20.4)
Net Cash (Used for) Provided by Investing Activities	(3,019.4)	(3,856.9)	1,132.9	4,707.5	(1,035.9)
Financing Activities
Proceeds from long-term debt	748.6	–	–	–	748.6
Quarterly dividends paid	(213.7)	–	–	–	(213.7)
Purchase of treasury shares	(315.8)	–	–	–	(315.8)
Proceeds from stock option exercises	2.8	–	–	–	2.8
Investments in subsidiaries	–	3,675.9	–	(3,675.9)	–
Intercompany payable	1,031.6	–	–	(1,031.6)	–
Other - net	(2.3)	–	–	–	(2.3)
Net Cash Provided by (Used for) Financing Activities	1,251.2	3,675.9	–	(4,707.5)	219.6
Effect of exchange rate changes on cash	–	–	(4.7)	–	(4.7)
Net (decrease) increase in cash and cash equivalents	(98.5)	–	8.4	–	(90.1)
Cash and cash equivalents at beginning of year	206.8	–	113.0	–	319.8
Cash and Cash Equivalents at End of Year	$ 108.3	$ –	$ 121.4	$ –	$ 229.7

( )	Denotes use of cash

2014 Annual Report    75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 16	COMMON SHARES

Voting: The Amended Articles of Incorporation (the “Articles”) provide that each holder of a common share outstanding is entitled to one vote on each matter submitted to a vote of the shareholders, except for the following specific matters:

—	any matter that relates to or would result in the dissolution or liquidation of the Company;
—	the adoption of any amendment to the Articles or Amended Regulations, or the adoption of amended Articles, other than the adoption of any amendment or amended Articles that increases the number of votes to which holders of our common shares are entitled or expands the matters to which time-phased voting applies;
—	any proposal or other action to be taken by our shareholders relating to the Rights Agreement, dated as of May 20, 2009, between the Company and Computershare Trust Company, N.A. or any successor plan;
—	any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan, or other similar plan, arrangement, or agreement;
—	the adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of us or any of our subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of our assets;
—	any matter submitted to our shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of our outstanding common shares) of the Articles, as they may be further amended, or any issuance of our common shares for which shareholder approval is required by applicable stock exchange rules; and
—	any matter relating to the issuance of our common shares or the repurchase of our common shares that the Board of Directors (the “Board”) determines is required or appropriate to be submitted to our shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to 10 votes per share if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share must meet one of the following criteria:

—	common shares for which there has not been a change in beneficial ownership in the past four years; or
—	common shares received through our various equity plans which have not been sold or otherwise transferred.

In the event of a change in beneficial ownership, the new owner of that common share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.

Shareholders’ Rights Plan: Pursuant to a Shareholders’ Rights Plan adopted by the Board on May 20, 2009, one share purchase right is associated with each of our outstanding common shares.

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

Repurchase Programs: We repurchased 4.9 million common shares for $495.0 in 2014, 4.0 million common shares for $359.4 in 2013, and 4.1 million common shares for $305.3 in 2012.

At April 30, 2014, approximately 5.0 million common shares were available for repurchase as a result of the Board’s most recent authorization in April 2014.

76    The J. M. Smucker Company

DIRECTORS AND OFFICERS

The J. M. Smucker Company

DIRECTORS
Vincent C. Byrd	Robert B. Heisler, Jr. A	Alex Shumate G
President and Chief Operating Officer	Retired Chairman of the Board	Managing Partner, North America
The J. M. Smucker Company	KeyBank	Squire Patton Boggs (US) LLP
	Cleveland, Ohio	Columbus, Ohio
R. Douglas Cowan A
Director and Retired Chairman and	Nancy Lopez Knight G	Mark T. Smucker
Chief Executive Officer	Founder	President, U.S. Retail Coffee
The Davey Tree Expert Company	Nancy Lopez Golf Company	The J. M. Smucker Company
Kent, Ohio	Auburn, Alabama
Richard K. Smucker
Kathryn W. Dindo A, E	Elizabeth Valk Long A, E	Chief Executive Officer
Retired Vice President and	Former Executive Vice President	The J. M. Smucker Company
Chief Risk Officer	Time Inc.
FirstEnergy Corp.	New York, New York	Timothy P. Smucker
Akron, Ohio		Chairman of the Board
	Gary A. Oatey G	The J. M. Smucker Company
Paul J. Dolan E	Executive Chairman
Chairman and Chief Executive Officer	Oatey Co.	Paul Smucker Wagstaff
Cleveland Indians	Cleveland, Ohio	President, U.S. Retail Consumer Foods
Cleveland, Ohio		The J. M. Smucker Company
A Audit Committee Member; E Executive Compensation Committee Member; G Nominating and Corporate Governance Committee Member
EXECUTIVE OFFICERS
Timothy P. Smucker	John W. Denman	John F. Mayer
Chairman of the Board	Vice President, Controller and	Vice President, U.S. Retail Sales
Chief Accounting Officer
Richard K. Smucker		Steven Oakland
Chief Executive Officer	Barry C. Dunaway	President, International, Foodservice,
	Senior Vice President and	and Natural Foods
Dennis J. Armstrong	Chief Administrative Officer
Senior Vice President, Logistics and		Christopher P. Resweber
Operations Support	Tamara J. Fynan	Senior Vice President,
	Vice President, Marketing Services	Corporate Communications and
Mark R. Belgya		Public Affairs
Senior Vice President and	Kevin G. Jackson
Chief Financial Officer	Vice President and	Julia L. Sabin
	General Manager, Foodservice	Vice President, Industry and
James A. Brown		Government Affairs
Vice President, Customer Development	Jeannette L. Knudsen
	Vice President, General Counsel and	Mark T. Smucker
Vincent C. Byrd	Corporate Secretary	President, U.S. Retail Coffee
President and Chief Operating Officer
	David J. Lemmon	Paul Smucker Wagstaff
	Vice President and	President, U.S. Retail Consumer Foods
Managing Director, Canada

2014 Annual Report    77

OUR LOCATIONS

The J. M. Smucker Company

CORPORATE OFFICE

Orrville, Ohio

DOMESTIC MANUFACTURING LOCATIONS

Chico, California Cincinnati, Ohio El Paso, Texas Grandview, Washington Harahan, Louisiana Havre de Grace, Maryland Lexington, Kentucky	Livermore, California Memphis, Tennessee Miami, Florida New Bethlehem, Pennsylvania New Orleans, Louisiana (3) Orrville, Ohio Oxnard, California	Ripon, Wisconsin Scottsville, Kentucky Seneca, Missouri Suffolk, Virginia Toledo, Ohio

INTERNATIONAL MANUFACTURING LOCATION

Sherbrooke, Quebec, Canada

78    The J. M. Smucker Company

SHAREHOLDER INFORMATION

CORPORATE OFFICE

The J. M. Smucker Company
One Strawberry Lane
Orrville, OH 44667
Telephone: (330) 682-3000

STOCK LISTING

CORPORATE WEBSITE

To learn more about The J. M. Smucker Company, visit jmsmucker.com.

ANNUAL MEETING

The annual meeting will be held at 11:00 a.m. Eastern Time, August 13, 2014, in the Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.

CORPORATE NEWS AND REPORTS

Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on our website, jmsmucker.com/investor-relations. They are also available without cost to shareholders who submit a written request to:

The J. M. Smucker Company
Attention: Corporate Secretary
One Strawberry Lane
Orrville, OH 44667

CERTIFICATIONS

Our Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange's corporate governance listing standards. We have also filed with the Securities and Exchange Commission certain certifications relating to the quality of our public disclosures. These certifications are filed as exhibits to our Annual Report on Form 10-K.

FORWARD-LOOKING STATEMENTS

This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference "Forward-Looking Statements" located on page 34 in the "Management's Discussion and Analysis" section.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Akron, Ohio

DIVIDENDS

Our Board of Directors typically declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is approximately two weeks before the payment date. Our dividend disbursement agent is Computershare Investor Services, LLC.

SHAREHOLDER SERVICES

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

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 30170
College Station, TX 77842
Telephone: (800) 622-6757
Telephone outside U.S., Canada, and Puerto Rico: (312) 360-5254
Website: computershare.com/investor

The J.M. Smucker Company is the owner of all trademarks, except the following, which are used under license: *Pillsbury*®, the Barrelhead logo and the Doughboy character are trademarks of The Pillsbury Company, LLC; *Carnation*® is a trademark of Société des Produits Nestlé S.A.; *Dunkin' Donuts*® is a registered trademark of DD IP Holder, LLC; *Sweet'N Low*® and *Sugar In The Raw*® are registered trademarks of CPC Intellectual Property, Inc. *Borden*® and Elsie are also trademarks used under license.

MIX
Paper from responsible sources
FSC® C020289

DESIGNED BY: CORPORATE REPORTS INC. ATLANTA, GA WWW.CORPORATEREPORT.COM

THE J. M. SMUCKER COMPANY

One Strawberry Lane / Orrville, Ohio 44667 / 330.682.3000
jmsmucker.com

On front cover: Oil painting by Matteo Caloiaro, Sarasota, Florida, 2014