Form 10-K, Exhibit 13
period 2015-04-30
J M SMUCKER Co
filed 2015-06-25
CIK 91419

Exhibit 13

SMUCKER’S THE J.M. SMUKER COMPANY 2015 ANNUAL REPORT

U.S. RETAIL COFFEE
7

Jif
Dippers
Jif
CREAMY
PEANUT BUTTER

U.S. RETAIL CONSUMER FOODS
11

INTERNATIONAL, FOODSERVICE & NATURAL FOODS
15

U.S. RETAIL PET FOODS
19

SUSTAINABILITY AT SMUCKER
22

FINANCIAL HIGHLIGHTS
24

SMUCKER'S
SEEDLESS
Strawberry
Jam

U.S. RETAIL COFFEE 7 U.S. RETAIL CONSUMER FOODS 11 INTERNATIONAL, FOODSERVICE 15; NATURAL FOODS 15 U.S. RETAIL PET FOODS 19 SUSTAINABILITY AT SMUCKER 22 FINANCIAL HIGHLIGHTS 24

SMUCKER’S THE J.M. SMUKER COMPANY WHY WE ARE, WHO WE ARE OUR CULTURE A culture of dotting the i’s and crossing the t’s Of doing the right things and doing things right A culture of growth - individual and as a company. It’s who we are. It’s because of who we are. It’s a result of living our Basic Beliefs Our Commitment to Each Other. To our consumers and to our customers. As we look to the future of unlimited possibilities, we recognize the principles that are instrumental to our success A culture deeply rooted in our Basic Beliefs Guideposts for decisions at every level Why we are who we are. A culture that encourages commitment to each other Clear communication and collaboration VisionA culture of appreciation. A family-sense of sharing in a job well done Where every person makes a difference.

DEAR SHAREHOLDERS AND FRIENDS, What a remarkable year this has been for your Company! W We started the year in two major lines of business, consumer foods and coffee. We ended the year by adding a third business, pet foods, with the acquisition of Big Heart Pet Brands (“Big Heart”). This investment is a great addition for a number of reasons, most notably adding to Our Purpose of helping to bring families together to share memorable meals and moments. Pets are truly cherished members of the family, and we can now serve the mealtime and snacking needs of the “whole” family. Our vision for the Company is to own and market food brands that hold the #1 market position in their respective category, with an emphasis on North America. Big Heart helps fulfill this vision with beloved brands such as Milk-Bone, which holds the #1 position in the growing pet snacks category, Kibbles’n Bits, 9Lives, Meow Mix, Milo’s Kitchen, Pup-Peroni, and Natural Balance, to name a few. The addition of Big Heart gives us an important and growing third platform of our business and further solidies our position as a major food company in North America with projected annual sales of approximately $8 billion. More importantly, it places Smucker among the top 10 food suppliers to our retail customers. We own a portfolio of major brands that consumers trust, and we have a reputation with our customers as good partners with a track record for profitably growing the categories in which we participate. With our traditional business and brands, we continue to innovate and offer new products that are in line with consumer trends. This past year, 7 percent of our sales came from products we did not offer three years ago. Two major consumer trends that influence our innovation and acquisition strategies include a rise in snacking occasions and the desire for simple ingredients. In response to these opportunities, we have developed good and good for you snacks and simple-ingredient varieties of many of our products. Some examples include Jif To Go Dippers peanut butter snacks, Smucker’s Fruit-Fulls blended fruit pouches, and Pillsbury “Purely Simple” baking mixes, which provide delicious baked goods with fewer ingredients. To help accelerate our growth in snacks and simple ingredients, we acquired Sahale Snacks (“Sahale”) located in Seattle, Washington. Sahale is a leading producer, marketer, and innovator of nut and fruit snacks, bringing to Smucker a capability of innovation in the snacking category. 2 THE J. M. SMUCKER COMPANY

Our consumer foods business had a solid year of performance. Our Smucker’s fruit spreads business grew market share, and Jif peanut butter, with the help of stable peanut costs, was able to reverse the margin pressure we felt the prior year. The key challenge this year was in coffee, as much higher green coffee costs led to higher retail pricing and margin compression. With our coffee costs beginning to moderate in fiscal 2016 and a number of initiatives planned, we remain confident in the long-term prospects of our coffee business. We continue to see a change in consumers behavior in terms of where and how they shop. This is transforming the landscape in retailing as omni-channel retailing grows and the mobile economy encourages a consumer environment where products and the information about them must be readily available and accurate. These changes, along with economic pressure driving our retail customers and competitors to merge and consolidate, will provide us with both opportunities and challenges. We long ago concluded we must be willing to challenge and change our tactics and strategies to adapt to consumer demands. What we will not change, however, are the values upon which our Company was founded. Our values and principles guide both strategic decisions and daily behaviors and define our culture, which we view as the key to our success. It is a culture that believes every individual makes a difference, and that the best is yet to come. Our fellow employees are committed to doing the right things and doing things right. We have a talented and dedicated team that is enhanced by those who joined us from Sahale and Big Heart. We enter fiscal 2016 as a larger, stronger, and more diversified company. We are excited by the opportunities ahead, and we have a proven track record of achieving long-term results. We wish to extend our gratitude to our employees, who continue to provide the highest level of quality and service to our constituents, and to our shareholders for your continued support and confidence in The J. M. Smucker Company. With a robust commitment to innovation across our businesses; an additional platform of growth in pet food and pet snacks; and compelling brands, we believe we have the right strategy to continue delivering value to our shareholders while helping to bring families together to share memorable meals and moments. Sincerely, Tim Smucker Richard Smucker June 25, 2015 2015 ANNUAL REPORT 3

# OUR BRANDS

Jif
Smucker's
Folgers
Meow Mix
Pillsbury
Crisco
Dunkin' Donuts
Kibbles 'n Bits
Hungry Jack
Eagle Brand
Millstone
Milk-Bone
Martha White
Sahale Snacks
Café Bustelo
Natural Balance
Santa Cruz Organic
R.W. Knudsen
Pilon
9Lives
White Lily
truRoots
Robin Hood
Pup-Peroni
Adams
Dickinson's
Bick's
Gravy Train
Laura Scudder's
Red River
Double Fruit
Nature's Recipe
Crosse & Blackwell
Carnation
Golden Temple
Canine Carry Outs

4 THE J.M. SMUCKER COMPANY

OUR BRANDS For more than 115 years, The J. M. Smucker Company has been committed to offering consumers quality products that help bring families together to share memorable meals and moments. 4 THE J. M. SMUCKER COMPANY

OUR PURPOSE Helping to bring families together to share memorable meals and moments. Being together with the ones we love isn’t just a pleasant way to spend time – it’s vital to a healthy, happy, fulfilling life. In fact, the more family and friends spend time with each other, the richer their lives become. We believe we can help strengthen families through the memorable meals and moments they share, and we can help make every day a little more special by nurturing the bonds that bring people and their pets closer together. And the stronger families are today, the stronger our society will be tomorrow. Quite simply, life tastes better together.

6 THE J. M. SMUCKER COMPANY

U.S. RETAIL COFFEE Our leading position in the U.S. at-home retail coffee category is the result of a diverse portfolio of strong brands led by Folgers and Dunkin’ Donuts. Smucker is the market leader in this $9 billion category, with a 27 percent dollar share. We participate in all key segments through various product types and packaging and across a variety of price points, providing consumers with quality, convenience, value, and choice. 2015 ANNUAL REPORT 7

DELIVERING QUALITY, CONVENIENCE, VALUE, AND CHOICE inceentering the coffee category in fiscal 2009, we have consistently grown S segment profit while managing through periods of volatility in green coffee costs. In fiscal 2015, however, a sharp increase in green coffee prices led to challenges for our U.S. Retail Coffee segment as consumers reacted to higher price points on our core roast and ground offerings, impacting sales and product volumes. As a result, segment performance was below our initial expectations. For the year, net sales totaled $2.1 billion, while segment profit was $549.2 million. Notwithstanding these challenges, we remain confident in our at-home retail coffee strategy. We are applying our deep knowledge of this business and have implemented measures that we expect to drive improved performance going forward. SEGMENT AS A PERCENTAGE OF NET SALES 37% 8 THE J. M. SMUCKER COMPANY

STRENGTHENING COFFEE LEADERSHIP Mainstream roast and ground coffee remains the largest volume segment in the coffee category. Folgers strong, iconic brand identification resulting from a combination of quality products, marketing and distribution, and consistently satisfying consumers creates a compelling marketplace advantage. We are making strong investments in our marketing initiatives in support of our base Folgers business and new product offerings. Additionally, we are on track to complete the conversion of our large can Folgers offerings to a reduced canister size, which should help us meet consumer preference for lower price points on shelf. Premium represents a large and growing segment, and our Dunkin Donuts and Folgers Gourmet Selections offerings provide an array of options and price points for the premium consumer. Dunkin Donuts holds the #2 position in the premium coffee space and continues to benefit from the strong coffee heritage of the Dunkin Donuts brand. Today we offer more than 20 Dunkin Donuts retail co ee varieties. We recently expanded our partnership with Dunkin Brands Group, Inc., and Keurig Green Mountain, Inc., to begin distributing and marketing Dunkin Donuts K-Cup pods in grocery, mass merchandisers, and other retail channels in fiscal 2016. Initial retailer and consumer response to the launch has been strong. In fiscal 2015, we also successfully introduced Caf Bustelo K-Cup pods into distribution, building on the brand’s growth in the core mainstream segment and enhancing the brand’s appeal with Hispanic and millennial consumers. K-Cup pod adoption continues to increase as more consumers seek single-serve convenience, and our broad assortment of K-Cup pod o erings across our Folgers, Dunkin Donuts, Caf Bustelo, and Millstone brands positions us to bene t from this growth. Strong consumer response led total Keurig pod volume to increase 5 percent in fiscal 2015. We continue to pursue innovations that help provide consumers with a great cup of coffee just the way they want it, when they want it. Folgers Perfect Measures are a breakthrough product launched in select markets that consist of 100 percent roast and ground coffee in premeasured tablets, with zero additives. They provide consumers who prefer a brewed pot of coffee a convenient, no-mess solution. We also introduced Folgers Flavors coffee enhancers, which let coffee connoisseurs create their own personalized, faavorful cup of co ee, and Folgers Iced Caf coffee drink concentrates, a new offering that contains concentrated and ground coffee, sweetener, and avor for a complete on-the-go cold coffee solution when added to milk. Folgers strong, iconic brand identification resulting from a combination of quality products, marketing and distribution, and consistently satisfying consumers creates a compelling marketplace advantage. 2015 ANNUAL REPORT 9

10 THE J. M. SMUCKER COMPANY

U.S. RETAIL CONSUMER FOODS Whether it’s a delicious breakfast, a homemade lunch, a flavorful snack, or a baked delight that helps turn everyday occasions into celebrations, Smucker products are part of millions of family meals each day. The categories we serve with our highly regarded brands include fruit spreads, peanut butter, baking mixes and frostings, fruit and nut snack mixes, shortening and oils, and sweetened condensed milk. 2015 ANNUAL REPORT 11

JIF AND SMUCKER’S CATEGORY LEADERSHIP iscal 2015 was a year of momentum for many of our key brands and categories. FU.S. Retail Consumer Foods achieved $2.1 billion in net sales and record segment profit of $432.9 million. The key back-to-school and holiday periods were among the most successful in our Company’s history, driven by the strength of Smucker’s, Jif, Crisco, and Smucker’s Uncrustables brands. Led by the Jif brand, we hold the #1 position in the peanut butter category with a 46 percent dollar share of the market – more than twice that of our nearest branded competitor. Smucker’s is also the brand leader in fruit spreads with a 44 percent dollar share, far surpassing the closest branded competitor. MORE WAYS TO ENJOY SMUCKER’S AND JIF Our focus remains on innovation and leveraging growth opportunities, as we look to build Smucker’s and Jif into $1 billion brands. We are bringing new options to the fruit spreads category with the launch of Smucker’s Fruit & Honey , a line of fruit spreads naturally sweetened with honey. Meanwhile, consumers desire for affordable and delicious plant-sourced protein is helping drive growth in America’s leading peanut butter brand Jif as we introduce new product and packaging options that provide these benets in new, favorful ways. For example, we added new varieties to Jif Whips, a light, uy textured peanut butter spread ideal for dipping, with new on-trend favors Salty Caramel and seasonal Pumpkin Pie Spice. Our focus has always been on providing consumers with choices, and in fascal 2015 we added more offerings across our consumer foods portfolio, including protein options, simple ingredients, and non-GMO products. Within our peanut butter brands, for example, while the peanuts used to produce our Jif peanut butter have always been non-GMO, this year we made the decision to source all remaining minor ingredients used in the majority of our Jif peanut butter products from non-GMO sources. Our strategy calls for continued innovation to drive growth across the Jif brand, and our recently completed Memphis, Tennessee, peanut butter manufacturing facility provides additional capacity and flexibility to support future brand growth. INNOVATIVE SNACKS THAT TRAVEL ANYWHERE Consumers continue to seek faavorful, on-the-go snacks, and our fiscal 2015 acquisition of Sahale is well aligned with this trend. As a leading manufacturer of premium nut and fruit snack mixes and new layered nut bars, the Sahale Snacks brand provides a platform to accelerate our snack offerings across our entire branded portfolio. Families seeking Grab and Go convenience continue to turn to Smucker’s Uncrustables sandwiches as a perfect lunchtime and snacking solution. This year, we expanded the reach of Smucker’s Uncrustables sandwiches with the introduction of a 12 THE J. M. SMUCKER COMPANY

SEGMENT AS A PERCENTAGE OF NET SALES 37% chocolate-flavored hazelnut variety. The enduring appeal of Smucker’s Uncrustables sandwiches has led to 13 consecutive quarters of double-digit volume growth in the U.S. retail market. In fascal 2015, we served more than 300 million Smucker’s Uncrustables sandwiches through our retail and foodservice channels. With the completion of our expanded manufacturing facility in Scottsville, Kentucky, we have the capacity to support further growth. Smucker’s Fruit-Fulls pure blended fruit pouches also address growing demand for on-the-go, better-for-you snacking. With no preservatives, added sweeteners, or artificial flavors, Fruit-Fulls provide consumers with a convenient option in the more than $300 million fruit pouch category. Our assortment now includes a line of blended fruit pouches with oats and chia. We also expanded our Jif To Go snacking portfolio to include Jif To Go Dippers, which combine pretzels with Jif To Go single-serve cups of peanut butter for a complete snack offering. Among our baking brands, Pillsbury launched gluten-free cake and cookie mix options as well as a new line of Purely Simple cake, cookie, and frosting mixes made with simple ingredients with no colors, preservatives, or artificial avors. Meanwhile, Crisco had a second consecutive strong year aided by moderation in commodity costs. The brand also recently expanded into specialty oils with the launch of Crisco coconut oil and is now the only brand with a presence in every segment of the shortening and oils category. 2015 ANNUAL REPORT 13

14 THE J. M. SMUCKER COMPANY

INTERNATIONAL, FOODSERVICE, AND NATURAL FOODS Our International, Foodservice, and Natural Foods segment includes sales outside the U.S. retail channel as well as a growing assortment of natural foods products. International operations are focused primarily on Canada, Mexico, and China. We are also a preferred supplier to North American foodservice operators, including casual and fine dining establishments, schools and universities, hospitals, and business and industry customers. 2015 ANNUAL REPORT 15

BROADENING OUR REACH & CAPABILITIES International, Foodservice, and Natural Foods segment profit growth was positive Iin the second half of the year, and we concluded fiscal 2015 encouraged by the momentum building across all the businesses in this segment. For the fiscal year, net sales were $1.3 billion, while segment profit totaled $166.7 million. We are focused on attractive growth opportunities ahead, including capitalizing on the potential of the recently acquired Big Heart pet business in the Canadian market. In fiscal 2015, foreign currency effects in Canada obscured the performance of our strong underlying businesses. Notwithstanding those currency challenges, we were pleased to achieve volume market share gains across nearly all categories in which we operate in Canada. We also extended the reach of our brands with new products. For example, we entered the convenience bake segment with the launch of Robin Hood quick bread mixes. In China, our minority investment in Seamild, a privately owned manufacturer and marketer of oats products, made positive contributions to our performance as the category demonstrated healthy growth among Chinese consumers. We are optimistic about the potential for continued growth in this dynamic market. Foodservice remains a category filled with opportunities for expansion through new customer relationships and product innovation. We have strong momentum with our Smucker’s portion control offerings and Smucker’s Uncrustables sandwiches. Specific to Smucker’s Uncrustables sandwiches, we are beginning to realize the initial benefits of re-entering the USDA school foodservice program and anticipate regaining much of this previously exited business over the next few years. With our planned exit of the private label foodservice hot beverage business complete and the conversion to our Folgers branded liquid coffee offering proceeding as planned, we now have the right portfolio in place for sustained growth. In Natural Foods, our branded beverage portfolio continued to perform well. Our R.W. Knudsen Family juice business saw strong volume growth in fiscal 2015, and our packaging redesign for the Santa Cruz Organic brand was well received by both customers and consumers. Additionally, the non-beverage portion of our 16 THE J. M. SMUCKER COMPANY

SEGMENT AS A PERCENTAGE OF NET SALES 22% We are focused on attractive growth opportunities ahead, including capitalizing on the potential of the recently acquired Big Heart pet business in the Canadian market. Santa Cruz Organic business increased significantly in volume, driven by the performance of the brand’s peanut butter products and applesauce pouches. Looking ahead to fiscal 2016, we have gained distribution for both Santa Cruz Organic and truRoots, a brand of grains, beans, and pastas that are gluten-free and certified organic. Acquired in 2013, the truRoots brand has helped extend the breadth of our Natural Foods offerings through its wide range of sprouted and non-sprouted items, including quinoa, chia, rice, lentils, and pastas, among others. 2015 ANNUAL REPORT 17

18 THE J. M. SMUCKER COMPANY

U.S. RETAIL PET FOODS Following our acquisition of Big Heart, our newest segment, U.S. Retail Pet Foods, is a leader in the large and growing pet food and pet snacks categories. With many of America’s beloved pet food brands now part of our portfolio, we hold the #1 position in dog snacks, the #2 position in dry cat food, and a strong presence in premium pet food and pet snacks. 2015 ANNUAL REPORT 19

SEGMENT AS A PERCENTAGE OF NET SALES* 4% *Reflects the six weeks of activity included in 2015 results. U.S. household pet ownership is growing in nearly every age demographic, and today approximately two-thirds of U.S. households have at least one family pet. 20 THE J. M. SMUCKER COMPANY

NURTURING BONDS WITH VERY SPECIAL FAMILY MEMBERS The addition of Big Heart, a leading producer, distributor, and marketer of premium-quality pet food and pet snacks in the U.S., creates a strong growth platform for our Company. U.S. household pet ownership is growing in nearly every age demographic, and today approximately two-thirds of U.S. households have at least one family pet. Importantly, with 90 percent of pet parents considering their pets to be cherished members of the family, we have a unique opportunity to deepen the emotional bonds we create with consumers while remaining true to Our Purpose by helping meet the mealtime and snacking needs of the whole family. A STRONG PORTFOLIO OF BELOVED BRANDS Milk-Bone, Pup-Peroni, and Milo’s Kitchen are leading snack and treat brands. With a 38 percent dollar share, led by the Milk-Bone brand, we are the leader in dog snacks, a growing, $2.2 billion category. Meow Mix and 9Lives brands are well-loved cat food favorites, contributing to our strong position in dry cat food. Increasing numbers of consumers are turning to pet specialty retailers to meet the health and dietary needs of their pets – driving growth in this channel. In fact, sales in pet specialty are increasing at nearly twice the rate of the total category. We are well positioned to benefit in this channel with two great brands: Nature’s Recipe and Natural Balance. Natural Balance’s strong in-store presence with sampling and merchandising programs has helped propel it to historical double-digit growth rates. Our fiscal 2015 results incorporated only six weeks of activity for the pet food business due to timing of the transaction close. Looking toward fiscal 2016, we are optimistic about the growth prospects for this more than $2 billion business. Big Heart demonstrates strong competencies in the areas that will contribute to continued growth: consumer insights, research and development, technology, and manufacturing. Together, these capabilities add up to innovations such as the recent launch of Milk-Bone Brushing Chews dental treats. This innovative entry, which reframes dog oral care, uses proprietary manufacturing processes to create a bone with twists and nubs. This award-winning product is o to a strong start as consumers embrace an effective new way to address their dogs oral health needs. We anticipate continued growth in U.S. Retail Pet Foods as we focus on innovation, merchandising, and research and development. 2015 ANNUAL REPORT 21

SUSTAINABILITY AT SMUCKER Measuring Our Impact PRODUCT CHOICE Within the Smucker family of brands, our goal is to offer consumers a variety of products to meet their diverse needs as we fulfill Our Purpose of helping to bring families together to share memorable meals and moments. Our Pillsbury Purely Simple baking Sahale Snacks offers a variety of unique All of our Santa Cruz Organic and R.W. Knudsen and frosting mixes are made with simple ingredient combinations and adventurous Family juices are Non-GMO Project Verified. ingredients with no colors, preservatives, flavor profiles that take everyday snacking or artificial flavors. Beyond Ordinary and expands our gluten- free and non-GMO choices. 22 THE J. M. SMUCKER COMPANY

Responsibility and citizenship have defined Smucker since our founding. Through fiscal 2015, we continued to make solid progress toward our Economic, Environmental, and Social sustainability goals. n 2009, we established three rigorous five-year environmental goals to achieve by Ithe end of 2014. Since then, we have surpassed our waste diversion goal and made significant progress toward our water intensity goal, and our greenhouse gas emissions intensity has remained relatively at due to changes in our manufacturing footprint. During that initial five-year period, we learned from both our challenges and our successes, and our performance helped form our 2020 targets to increase our rate of waste diversion from landfill to 95 percent; to reduce water usage by 15 percent; and to reduce greenhouse gas emissions by 10 percent. We are also on track to fulfill two important responsible sourcing commitments as we work with our suppliers and partners to develop a fully sustainable and traceable palm oil supply chain and to increase our certified green coffee purchases. Read about these accomplishments and more in our 2015 Corporate Responsibility Report available in the Corporate Responsibility section of our website at jmsmucker.com. WASTE DIVERSION WATER INTENSITY EMISSIONS INTENSITY Year ended Dec. 31, Year ended Dec. 31, Year ended Dec. 31, (gallons per EU*) (tonnes CO2e per 1,000 EU*) 87.2% 85.6% 3.62 3.59 1.27 1.28 2013 2014 2013 2014 2013 2014 all Complete facilities information is not currently for *Equivalent internal measure Unit (EU) of volume is an *Equivalent internal measure Unit (EU) of volume is an available. based on tonnage. based on tonnage. Smucker’s Fruit-Fulls pure blended fruit pouches Crisco coconut oil provides an alternative Milk-Bone Brushing Chews dental treats meet on-the-go, better-for-you snacking needs, oil option and is certified USDA organic. provide an easy and effective way to care and contain no preservatives, added sweeteners, for your dog’s teeth. or artificial flavors. 2015 ANNUAL REPORT 23

2015 FINANCIAL HIGHLIGHTS The J. M. Smucker Company YEAR ENDED APRIL 30, (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA) 2015 2014 Net sales $5,692.7 $5,610.6 NET INCOME AND NET INCOME PER COMMON SHARE Net income $ 344.9 $ 565.2 Net income per common share assuming dilution $ 3.33 $ 5.42 INCOME AND INCOME PER COMMON SHARE EXCLUDING CERTAIN ITEMS AFFECTING COMPARABILITY(A) Income $ 402.5 $ 584.9 Income per common share assuming dilution $ 3.88 $ 5.61 COMMON SHARES OUTSTANDING AT YEAR END 119,577,333 101,697,400 NUMBER OF EMPLOYEES 7,370 4,775 (A) Refer to Non-GAAP Measures located on pages 36-37 in the Management’s Discussion and Analysis section for a reconciliation to the comparable GAAP financial measure. 24 THE J. M. SMUCKER COMPANY

## CHICKEN WITH PEANUT CURRY YOGURT SAUCE

## SOUTHWESTERN SPROUTED LENTIL SALAD

## GLUTEN-FREE* CHOCOLATE FROSTED DEVIL'S FOOD CUPCAKES

## APPLE PEANUT BUTTER SNACK

## CHICKEN SPINACH SALAD WITH STRAWBERRY POPPY SEED DRESSING

## STREUSEL MUFFINS

MILK

CHICKEN WITH PEANUT CURRY YOGURT SAUCE GLUTEN-FREE* CHOCOLATE FROSTED DEVIL’S FOOD CUPCAKES * Ensure all recipe ingredients are gluten free by referencing the ingredient labels, as products may vary. If uncertain, contact the ingredient manufacturer. CHICKEN SPINACH SALAD WITH STRAWBERRY POPPY SEED DRESSING SOUTHWESTERN SPROUTED LENTIL SALAD APPLE PEANUT BUTTER SNACK BLUEBERRY ORANGE STREUSEL MUFFINS

## SOUTHWESTERN SPROUTED LENTIL SALAD

**INGREDIENTS**

- 1 cup **truRoots®** Organic Sprouted Green Lentils
- 1 teaspoon ground cumin
- 3 tablespoons olive oil
- 2 tablespoons lime juice
- 1½ teaspoons minced garlic
- ½ teaspoon salt or to taste
- ¼ teaspoon freshly ground black pepper
- 18 grape tomatoes, halved
- ½ cup carrots, shredded
- 2 green onions, sliced
- 2 tablespoons cilantro leaves, finely chopped
- 1 jalapeno pepper, seeded and minced

**PREP TIME:** 15 minutes
**COOK TIME:** 25 minutes
**YIELD:** 4 servings

**DIRECTIONS**

1. **PREPARE** sprouted lentils according to package instructions. Drain any excess water; transfer lentils to bowl and let cool to room temperature.
2. **HEAT** small skillet over low heat. Add ground cumin and cook until just fragrant, about one minute.
3. **COMBINE** cumin, olive oil, lime, garlic, salt and pepper in large bowl. Whisk to combine. Add cooled lentils, tomatoes, carrots, green onions, cilantro and jalapeno. Toss well.
4. **COVER** and chill in refrigerator, or let stand 1 hour before serving for flavors to blend.

©/® The J.M. Smucker Company

## CHICKEN WITH PEANUT CURRY YOGURT SAUCE

**INGREDIENTS**

- 2 tablespoons **Crisco®** Pure Canola Oil
- 3 to 4 cloves garlic, chopped
- 1 cup onion, chopped
- 1 cup red and green bell peppers, chopped
- 1 tablespoon curry powder
- 4 skinless, boneless chicken breasts, cut into 1-inch pieces
- Salt and pepper
- 1 cup plain yogurt
- ½ cup **Jif®** Creamy Peanut Butter or
- ½ cup **Jif®** Extra Crunchy Peanut Butter
- ¼ teaspoon red pepper flakes
- Hot cooked rice

**PREP TIME:** 15 minutes
**COOK TIME:** 10 minutes
**YIELD:** 4 servings

**DIRECTIONS**

1. **HEAT** oil in a large skillet over medium heat. Add garlic, onion and peppers. Cook just until tender. Stir in curry powder. Cook 1 minute.
2. **SEASON** chicken with salt and pepper. Add to skillet. Cook and stir until browned. Combine yogurt, peanut butter and red pepper flakes. Stir into skillet. Simmer until sauce is hot.
3. **SEASON** to taste with additional salt and pepper, if needed. Serve with cooked rice.

©/® The J.M. Smucker Company

## APPLE PEANUT BUTTER SNACK

**INGREDIENTS**

- 2 Gala apples cored, cut into slices
- ¼ cup **Smucker's®** Natural Creamy Peanut Butter, stirred
- ⅓ cup plain yogurt
- 1 tablespoon apple juice
- ¼ teaspoon ground cinnamon
- 2 tablespoons dry roasted sunflower kernels

**PREP TIME:** 10 minutes
**YIELD:** 2 servings

**DIRECTIONS**

1. **PLACE** apple slices on serving plates. Stir together peanut butter, yogurt, apple juice and cinnamon until blended.
2. **SPOON** peanut butter mixture evenly on apples. Sprinkle with sunflower kernels.

©/® The J.M. Smucker Company

## GLUTEN-FREE* CHOCOLATE FROSTED DEVIL'S FOOD CUPCAKES

**INGREDIENTS**

- 2 cups **Pillsbury BEST™** Multi-Purpose Gluten-Free Flour Blend
- ¾ cup unsweetened cocoa powder
- 1½ teaspoons baking soda
- ¾ teaspoon baking powder
- ¾ teaspoon salt
- ¾ cup butter, softened
- 1¾ cups sugar
- 3 large eggs, at room temperature
- 1½ teaspoons vanilla extract
- 1½ cups hot water
- 1 container **Pillsbury™** Creamy Supreme® Chocolate Fudge Flavored Frosting

**PREP TIME:** 20 minutes
**COOK TIME:** 20 minutes
**YIELD:** 24 cupcakes

**DIRECTIONS**

1. **HEAT** oven to 350°F. Line muffin cups with 24 paper baking cups.
2. **COMBINE** flour blend, cocoa powder, baking soda, baking powder and salt in medium bowl. Beat butter in large bowl with electric mixer on medium speed until creamy. Add sugar gradually. Beat about 4 minutes or until smooth. Add eggs, beating after each addition. Beat in vanilla. Add flour mixture gradually on low speed. Add hot water. Stir until batter is smooth. Divide evenly into prepared baking cups.
3. **BAKE** 18 to 20 minutes or until toothpick inserted in center comes out clean. Remove to wire rack to cool completely. Frost cupcakes as desired.

©/® The J.M. Smucker Company

## BLUEBERRY ORANGE STREUSEL MUFFINS

**INGREDIENTS**

- **Crisco®** Original No-Stick Cooking Spray
- 1¼ cups **Hungry Jack®** Complete Blueberry Wheat Flavored Pancake & Waffle Mix (Just Add Water)
- 1 large egg
- ¼ cup sour cream
- ⅛ cup **Smucker's®** Sweet Orange Marmalade
- 1 tablespoon butter
- 3 tablespoons sugar
- 3 tablespoons **Pillsbury BEST™** All Purpose Flour

**PREP TIME:** 15 minutes
**COOK TIME:** 15 minutes
**YIELD:** 6 muffins

**DIRECTIONS**

1. **HEAT** oven to 375°F. Coat 6 muffin cups with no-stick cooking spray.
2. **PLACE** pancake mix in medium bowl. Beat egg in small bowl. Blend in sour cream and orange marmalade. Add egg mixture to pancake mix, stirring just until moistened. Divide evenly into prepared muffin cups.
3. **MELT** butter in small bowl. Using a fork, cut in sugar and flour until evenly moistened and crumbs form. Sprinkle about 1 tablespoon on top of each muffin.
4. **BAKE** 14 to 16 minutes or until golden brown and toothpick inserted in center comes out clean. Cool 5 minutes. Run a knife around edge of each muffin before removing from pan.

©/® The J.M. Smucker Company

## CHICKEN SPINACH SALAD WITH STRAWBERRY POPPY SEED DRESSING

**INGREDIENTS**

STRAWBERRY POPPY SEED DRESSING

- ½ cup **Smucker's®** Natural Strawberry Fruit Spread
- 3 tablespoons water
- 2 tablespoons balsamic vinegar or white balsamic vinegar
- 1½ teaspoons poppy seeds
- ½ teaspoon seasoned salt
- ¼ cup **Crisco®** Pure Olive Oil

CHICKEN SPINACH SALAD

- 2 (6 oz.) packages baby spinach leaves
- ¼ cup red onion, chopped
- 2 (6 oz.) packages refrigerated, fully cooked, grilled chicken breast strips
- ½ cup Parmesan cheese, shaved

**PREP TIME:** 20 minutes
**YIELD:** 4 main dish servings

**DIRECTIONS**

FOR DRESSING:

1. **COMBINE** fruit spread, water, vinegar, poppy seeds and seasoned salt in small bowl. Whisk in oil gradually until slightly thickened. Cover and chill until ready to serve.

FOR SALAD:

2. **DIVIDE** spinach onto four serving plates. Top with onions. Mound chicken strips onto center of each serving. Drizzle with desired amount of dressing. Sprinkle with cheese. Serve immediately.

©/® The J.M. Smucker Company

SOUTHWESTERN SPROUTED LENTIL SALAD INGREDIENTS PREP TIME: 15 minutes 1 cup truRoots Organic COOK TIME: 25 minutes Sprouted Green Lentils YIELD: 4 servings 1 teaspoon ground cumin DIRECTIONS 3 tablespoons olive oil 1. PREPARE sprouted lentils according 2 tablespoons lime juice to package instructions. Drain any 1 teaspoons minced garlic excess water; transfer lentils to bowl teaspoon salt or to taste and let cool to room temperature. teaspoon freshly ground 2. HEAT small skillet over low heat. black pepper Add ground cumin and cook until just 18 grape tomatoes, halved fragrant, about one minute. cup carrots, shredded 3. COMBINE cumin, olive oil, lime, 2 green onions, sliced garlic, salt and pepper in large bowl. 2 tablespoons cilantro Whisk to combine. Add cooled lentils, leaves, finely chopped tomatoes, carrots, green onions, 1 jalapeno pepper, cilantro and jalapeno. Toss well. seeded and minced 4. COVER and chill in refrigerator, or let stand 1 hour before serving for flavors to blend. / The J.M. Smucker Company APPLE PEANUT BUTTER SNACK INGREDIENTS PREP TIME: 10 minutes 2 Gala apples cored, YIELD: 2 servings cut into slices DIRECTIONS cup Smucker’s Natural 1. PLACE apple slices on serving plates. Stir Creamy Peanut Butter, together peanut butter, yogurt, apple juice stirred and cinnamon until blended. cup plain yogurt 2. SPOON peanut butter mixture evenly on 1 tablespoon apple juice apples. Sprinkle with sunflower kernels. teaspoon ground cinnamon 2 tablespoons dry roasted sunflower kernels / The J.M. Smucker Company BLUEBERRY ORANGE STREUSEL MUFFINS INGREDIENTS PREP TIME: 15 minutes Crisco Original No-Stick COOK TIME: 15 minutes Cooking Spray YIELD: 6 muffins 1 cups Hungry Jack DIRECTIONS Complete Blueberry 1. HEAT oven to 375F. Coat 6 muffin cups Wheat Flavored with no-stick cooking spray. Pancake & Waffle Mix 2. PLACE pancake mix in medium bowl. Beat (Just Add Water) egg in small bowl. Blend in sour cream and 1 large egg orange marmalade. Add egg mixture to cup sour cream pancake mix, stirring just until moistened. cup Smucker’s Sweet Divide evenly into prepared muffin cups. Orange Marmalade 3. MELT butter in small bowl. Using a fork, 1 tablespoon butter cut in sugar and flour until evenly 3 tablespoons sugar moistened and crumbs form. Sprinkle 3 tablespoons Pillsbury TM about 1 tablespoon on top of each muffin. BEST All Purpose Flour 4. BAKE 14 to 16 minutes or until golden brown and toothpick inserted in center comes out clean. Cool 5 minutes. Run a knife around edge of each muffin before removing from pan. / The J.M. Smucker Company CHICKEN WITH PEANUT CURRY YOGURT SAUCE INGREDIENTS PREP TIME: 15 minutes 2 tablespoons Crisco COOK TIME: 10 minutes Pure Canola Oil YIELD: 4 servings 3 to 4 cloves garlic, chopped DIRECTIONS 1 cup onion, chopped 1. HEAT oil in a large skillet over medium 1 cup red and green bell heat. Add garlic, onion and peppers. peppers, chopped Cook just until tender. Stir in curry 1 tablespoon curry powder powder. Cook 1 minute. 4 skinless, boneless chicken 2. SEASON chicken with salt and pepper. breasts, cut into 1-inch Add to skillet. Cook and stir until pieces browned. Combine yogurt, peanut butter Salt and pepper and red pepper flakes. Stir into skillet. 1 cup plain yogurt Simmer until sauce is hot. cup Jif Creamy Peanut 3. SEASON to taste with additional Butter or salt and pepper, if needed. Serve with cup Jif Extra Crunchy cooked rice. Peanut Butter teaspoon red pepper flakes Hot cooked rice / The J.M. Smucker Company GLUTEN-FREE* CHOCOLATE FROSTED DEVIL’S FOOD CUPCAKES INGREDIENTS PREP TIME: 20 minutes 2 cups Pillsbury BESTTM COOK TIME: 20 minutes Multi-Purpose Gluten-Free YIELD: 24 cupcakes Flour Blend DIRECTIONS cup unsweetened 1. HEAT oven to 350F. Line muffin cups cocoa powder with 24 paper baking cups. 1 teaspoons baking soda 2. COMBINE flour blend, cocoa powder, baking teaspoon baking powder soda, baking powder and salt in medium teaspoon salt bowl. Beat butter in large bowl with electric cup butter, softened mixer on medium speed until creamy. Add 1 cups sugar sugar gradually. Beat about 4 minutes or until 3 large eggs, at room smooth. Add eggs, beating after each temperature addition. Beat in vanilla. Add flour mixture 1 teaspoons vanilla extract gradually on low speed. Add hot water. Stir 1 cups hot water TM until batter is smooth. Divide evenly into 1 container Pillsbury prepared baking cups. Creamy Supreme 3. BAKE 18 to 20 minutes or until toothpick Chocolate Fudge Flavored inserted in center comes out clean. Frosting Remove to wire rack to cool completely. Frost cupcakes as desired. * Ensure all recipe ingredients are gluten free by referencing the ingredient labels, as products may vary. If uncertain, contact the ingredient manufacturer. / The J.M. Smucker Company CHICKEN SPINACH SALAD WITH STRAWBERRY POPPY SEED DRESSING INGREDIENTS PREP TIME: 20 minutes STRAWBERRY POPPY SEED YIELD: 4 main dish servings DRESSING DIRECTIONS cup Smucker’s Natural FOR DRESSING: Strawberry Fruit Spread 1. COMBINE fruit spread, water, vinegar, 3 tablespoons water poppy seeds and seasoned salt in small 2 tablespoons balsamic bowl. Whisk in oil gradually until slightly vinegar or white balsamic thickened. Cover and chill until ready vinegar to serve. 1 teaspoons poppy seeds teaspoon seasoned salt FOR SALAD: cup Crisco Pure Olive Oil 2. DIVIDE spinach onto four serving plates. Top with onions. Mound chicken strips CHICKEN SPINACH SALAD onto center of each serving. Drizzle with 2 (6 oz.) packages baby desired amount of dressing. Sprinkle spinach leaves with cheese. Serve immediately. cup red onion, chopped 2 (6 oz.) packages refrigerated, fully cooked, grilled chicken breast strips cup Parmesan cheese, shaved / The J.M. Smucker Company

2015 FINANCIAL REVIEW

The J. M. Smucker Company

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

The following table presents selected financial data for each of the five years in the period ended April 30, 2015. The selected financial data should be read in conjunction with the “Results of Operations” and “Financial Condition” sections of “Management’s Discussion and Analysis” and the consolidated financial statements and notes thereto.

	Year Ended April 30,

(Dollars in millions, except per share data)	2015	2014	2013	2012	2011
Statements of Income:
Net sales	$5,692.7	$5,610.6	$5,897.7	$5,525.8	$4,825.7
Gross profit	$1,968.7	$2,031.0	$2,027.6	$1,845.2	$1,798.5
% of net sales	34.6%	36.2%	34.4%	33.4%	37.3%
Operating income	$ 772.0	$ 919.0	$ 910.4	$ 778.3	$ 784.3
% of net sales	13.6%	16.4%	15.4%	14.1%	16.3%
Net income	$ 344.9	$ 565.2	$ 544.2	$ 459.7	$ 479.5
Financial Position:
Cash and cash equivalents	$ 125.6	$ 153.5	$ 256.4	$ 229.7	$ 319.8
Total assets	16,882.6	9,060.2	9,024.1	9,106.5	8,322.1
Total debt	6,170.9	2,216.3	2,010.1	2,061.8	1,301.5
Shareholders’ equity	7,086.9	5,029.6	5,148.8	5,163.4	5,292.3
Liquidity:
Net cash provided by operating activities	$ 733.2	$ 856.0	$ 855.8	$ 730.9	$ 391.6
Capital expenditures	247.7	279.5	206.5	274.2	180.1
Free cash flow (A)	485.5	576.5	649.3	456.7	211.5
Quarterly dividends paid	254.0	238.0	222.8	213.7	194.0
Purchase of treasury shares	24.3	508.5	364.2	315.8	389.1
Earnings before interest, taxes, depreciation, and amortization (A)	871.3	1,185.5	1,161.6	1,028.0	1,023.9
Share Data:
Weighted-average shares outstanding	103,691,978	104,332,241	108,827,897	113,263,951	118,165,751
Weighted-average shares outstanding - assuming dilution	103,697,261	104,346,587	108,851,153	113,313,567	118,276,086
Dividends declared per common share	$ 2.56	$ 2.32	$ 2.08	$ 1.92	$ 1.68
Earnings per Common Share:
Net income	$ 3.33	$ 5.42	$ 5.00	$ 4.06	$ 4.06
Net income - assuming dilution	3.33	5.42	5.00	4.06	4.05
Other Non-GAAP Measures: (A)
Gross profit excluding certain items affecting comparability	$1,999.4	$2,035.1	$2,032.5	$1,896.9	$1,851.4
% of net sales	35.1%	36.3%	34.5%	34.3%	38.4%
Operating income excluding certain items affecting comparability	$ 859.3	$ 948.7	$ 964.8	$ 902.5	$ 896.3
% of net sales	15.1%	16.9%	16.4%	16.3%	18.6%
Income and income per common share excluding certain items affecting comparability:
Income	$ 402.5	$ 584.9	$ 580.4	$ 541.2	$ 554.3
Income per common share - assuming dilution	$ 3.88	$ 5.61	$ 5.33	$ 4.78	$ 4.69

(A)	Refer to “Non-GAAP Measures” located on pages 36-37 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.

2015 ANNUAL REPORT    25

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The J. M. Smucker Company

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2015 and 2014.

(Dollars in millions, except per share data)	Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)	Net Income (Loss) per Common Share	Net Income (Loss) per Common Share – Assuming Dilution
2015	July 31, 2014	$1,323.8	$478.7	$116.0	$1.14	$1.14
	October 31, 2014	1,481.8	536.5	158.3	1.55	1.55
	January 31, 2015	1,440.0	522.9	160.9	1.58	1.58
	April 30, 2015	1,447.1	430.6	(90.3)	(0.82)	(0.82)
2014	July 31, 2013	$1,350.9	$492.9	$126.6	$1.19	$1.19
	October 31, 2013	1,559.9	552.6	153.4	1.46	1.46
	January 31, 2014	1,465.5	545.2	166.7	1.59	1.59
	April 30, 2014	1,234.3	440.3	118.5	1.16	1.16

Annual net income (loss) per common share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods, primarily due to share repurchases and the issuance of shares related to the Big Heart Pet Brands acquisition.

STOCK PRICE DATA

Our common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 285,600 shareholders of record as of June 15, 2015, of which approximately 45,200 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends
2015	July 31, 2014	$107.74	$ 95.89	$0.64
	October 31, 2014	104.51	95.60	0.64
	January 31, 2015	107.21	97.28	0.64
	April 30, 2015	118.64	101.88	0.64
2014	July 31, 2013	$113.18	$ 96.75	$0.58
	October 31, 2013	114.72	103.80	0.58
	January 31, 2014	112.05	96.30	0.58
	April 30, 2014	100.89	87.10	0.58

26    THE J. M. SMUCKER COMPANY

COMPARISON OF FIVE-YEAR CUMULATIVE

TOTAL SHAREHOLDER RETURN

The J. M. Smucker Company

Among The J. M. Smucker Company, the S&P Packaged Foods & Meats Index, and the S&P 500 Index

	April 30,
	2010	2011	2012	2013	2014	2015
The J.M. Smucker Company	$100.00	$126.29	$137.31	$182.49	$174.65	$214.53
S&P Packaged Foods & Meats	100.00	116.26	131.46	168.31	185.21	212.95
S&P 500	100.00	117.22	122.79	143.54	172.87	195.31

The above graph compares the cumulative total shareholder return for the five years ended April 30, 2015, for our common shares, the S&P Packaged Foods & Meats Index, and the S&P 500 Index. These figures assume all dividends are reinvested when received and are based on $100 invested in our common shares and the referenced index funds on April 30, 2010.

Copyright © 2015 Standard & Poor’s, a division of The McGraw-Hill Companies Inc. All rights reserved.

www.researchdatagroup.com/S&P.htm

2015 ANNUAL REPORT    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

(Dollars in millions, unless otherwise noted, except per share data)

DESCRIPTION OF THE COMPANY

For more than 115 years, The J. M. Smucker Company (“Company,” “we,” “us,” or “our”) headquartered in Orrville, Ohio, has been committed to offering consumers quality products that bring families together to share memorable meals and moments. Today, we are a leading marketer and manufacturer of consumer food and beverage products and pet food and pet snacks in North America with projected annual net sales of approximately $8.0 billion. In consumer foods and beverages, our brands include Smucker’s®, Folgers®, Jif®, Dunkin’ Donuts®, Crisco®, Pillsbury®, R.W. Knudsen Family®, Hungry Jack®, Café Bustelo®, Martha White®, truRoots®, Sahale Snacks®, Robin Hood®, and Bick’s®. In pet food and pet snacks, our brands include Meow Mix®, Milk-Bone®, Kibbles ’n Bits®, Natural Balance®, and 9Lives®.

We have four reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, U.S. Retail Pet Foods, and International, Foodservice, and Natural Foods. The U.S. retail market segments in total comprised over 75 percent of net sales in 2015 and represent a major portion of our strategic focus – the sale of branded food products with leadership positions to consumers through retail outlets in North America. In the U.S. retail market segments, our products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, military commissaries, and pet specialty stores. The International, Foodservice, and Natural Foods segment represents sales outside of the U.S. retail market segments. In this segment, our products are distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and natural foods stores and distributors.

STRATEGIC OVERVIEW

We remain rooted in our Basic Beliefs of Quality, People, Ethics, Growth, and Independence established by our founder and namesake, Jerome Smucker, more than a century ago. Today, these Basic Beliefs are the core of our unique corporate culture and serve as a foundation for decision making and actions. We have been led by four generations of family leadership, having had only five chief executive officers in 118 years. This continuity of management and thought extends to the broader leadership team that embodies the values and embraces the business practices that have contributed to our consistent growth.

Our strategic vision is to own and market food brands which hold the #1 market position in their category, with an emphasis on North America while maintaining a global perspective.

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

Net sales has increased at a compound annual growth rate of 4 percent over the past five years. Although the increase falls below our objective, we remain committed to achieving our top-line growth objective over the long-term by capitalizing on acquisitions that are a strategic fit and generating organic growth through innovation and other brand building activities.

During 2015, we acquired Big Heart Pet Brands (“Big Heart”). Big Heart is a leading producer, distributor, and marketer of premium-quality, branded pet food and pet snacks in the U.S. This transformational acquisition has provided an immediate and significant presence in the large and growing $21.0 billion pet food and pet snacks categories, and has increased our center-of-the-store presence with consumers and retailers.

Our acquisition earlier this year of Sahale Snacks, Inc. (“Sahale”), a manufacturer and marketer of premium, branded nut and fruit snacks, has provided an established platform for growth in the snacking space. We also continued our focus on innovation, launching Café Bustelo K-Cup® pods and Jif To Go DippersTM in 2015. Our new product initiatives for 2016 include Dunkin’ Donuts K-Cup® pods and Milk-Bone Good MorningTM dog vitamin treats.

As a result of new borrowings in 2015 used to partially finance the Big Heart acquisition, our cash deployment strategy over the next three to five years will include a significant focus on debt repayment, while we continue our current dividend policy and our investment in the business through capital expenditures.

RESULTS OF OPERATIONS

On March 23, 2015, we completed the acquisition of Big Heart, and on September 2, 2014, we completed the acquisition of Sahale. Both transactions were accounted for as purchase business combinations, and the operations of the businesses are included in our 2015 consolidated financial statements from the date of acquisition. Results for 2015 and 2014 include Enray Inc. (“Enray”) since the completion of the acquisition on August 20, 2013, and the impact of our licensing and distribution agreement with Cumberland Packing Corp. (“Cumberland”), which commenced on July 1, 2013.

28    THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

The acquisition of Big Heart was a cash and stock transaction valued at $5.9 billion, which included the assumption of $2.6 billion in debt that we refinanced at closing. We issued 17.9 million shares of our common stock to the shareholders of Blue Acquisition Group, Inc., Big Heart’s parent company, and paid $1.2 billion in cash, which is subject to a working capital adjustment. After the closing of the transaction, we had approximately 120.0 million common shares outstanding. We funded the non-equity portion of the acquisition, the refinancing of the assumed debt, and the prepayment of a portion of our existing debt through the combination of a $1.8 billion bank term loan and $3.7 billion in long-term notes.

We expect to incur approximately $225.0 in one-time costs related to the Big Heart acquisition, of which approximately $150.0 are expected to be cash charges. The one-time costs consist primarily of employee-related costs, outside services and consulting costs, and other costs directly related to the acquisition. These costs are anticipated to be incurred primarily over the next three years, with approximately one-half expected to be recognized in 2016. We incurred costs of $36.0 in 2015 related to the integration of Big Heart.

	Year Ended April 30,
	2015	2014	2013	2015 % Increase (Decrease)	2014 % Increase (Decrease)
Net sales	$5,692.7	$5,610.6	$5,897.7	1%	(5)%
Gross profit	$1,968.7	$2,031.0	$2,027.6	(3)%	0%
% of net sales	34.6%	36.2%	34.4%
Operating income	$772.0	$919.0	$910.4	(16)%	1%
% of net sales	13.6%	16.4%	15.4%
Net income:
Net income	$344.9	$565.2	$544.2	(39)%	4%
Net income per common share – assuming dilution	$3.33	$5.42	$5.00	(39)%	8%
Gross profit excluding certain items affecting comparability (A)	$1,999.4	$2,035.1	$2,032.5	(2)%	0%
% of net sales	35.1%	36.3%	34.5%
Operating income excluding certain items affecting comparability (A)	$859.3	$948.7	$964.8	(9)%	(2)%
% of net sales	15.1%	16.9%	16.4%
Income excluding certain items affecting comparability: (A)
Income	$402.5	$584.9	$580.4	(31)%	1%
Income per common share – assuming dilution	$3.88	$5.61	$5.33	(31)%	5%
(A)	Refer to “Non-GAAP Measures” located on pages 36-37 in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.

Summary of 2015

Net sales in 2015 increased 1 percent, compared to 2014, reflecting the contribution from acquisitions, partially offset by volume declines in the U.S. Retail Coffee segment. Operating income decreased 16 percent, primarily due to the sales volume decline, a $47.0 fair value purchase accounting adjustment to acquired Big Heart inventory, and Big Heart integration costs of $36.0. Operating income excluding the impact of restructuring and merger and integration costs and unallocated gains and losses on commodity and foreign currency exchange derivatives (“certain items affecting comparability”) decreased 9 percent over the same period. Net income per diluted share decreased 39 percent in 2015, compared to 2014, and decreased 31 percent excluding certain items affecting comparability. The significant decreases from the prior year resulted from the recognition of $173.3 of other debt costs incurred in 2015 in connection with the Big Heart acquisition and the related refinancing activities, as well as the decrease in operating income.

Summary of 2014

Net sales in 2014 decreased 5 percent, compared to 2013, reflecting pricing actions and the impact of the planned exit of certain portions of our business in the International, Foodservice, and Natural Foods segment. Operating income increased 1 percent in 2014, compared to 2013, mainly driven by lower special project costs, partially offset by an increase in selling, distribution, and administrative (“SD&A”) expenses. Excluding certain items affecting comparability, operating income decreased 2 percent in 2014, compared to the prior period. Net income per diluted share increased 8 percent in 2014, compared to 2013, and increased 5 percent excluding certain items affecting comparability. Both measures reflect the benefit of a decrease in weighted-average common shares outstanding as a result of our share repurchase activities during 2014 and 2013 and lower interest expense in 2014.

2015 ANNUAL REPORT    29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Net Sales

2015 Compared to 2014

	Year Ended April 30,

	2015	2014	Increase (Decrease)%

Net sales	$5,692.7	$5,610.6	$82.1	1%
Adjust for certain noncomparable items:
Acquisitions	(295.0)	–	(295.0)	(5)
Distribution agreement	(6.1)	–	(6.1)	–
Foreign currency exchange	35.0	–	35.0	1

Net sales adjusted for certain noncomparable items (A)	$5,426.6	$5,610.6	$(184.0)	(3)%

Amounts may not add due to rounding.

(A)	Net sales adjusted for certain noncomparable items is a non-GAAP measure used in evaluating performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis. Net sales adjusted for certain noncomparable items in the table above excludes the impact of the Big Heart and Sahale acquisitions, the incremental impact of the Enray acquisition and the Cumberland distribution agreement, and foreign currency exchange.

Net sales increased 1 percent in 2015, compared to 2014, due to a $295.0 contribution from acquisitions in 2015, primarily the Big Heart contribution of $244.5. Excluding the impact of acquisitions, the distribution agreement, and foreign currency exchange, net sales decreased 3 percent over the same period, primarily due to volume declines in the U.S. Retail Coffee segment driven by the Folgers brand and the impact of the private label foodservice hot beverage business exits. Volume declines were also realized in the Pillsbury baking brand, while volume gains were realized in Crisco oils and Jif peanut butter. Foreign currency exchange represented 1 percentage point of the net sales decrease. The impact of net price realization was essentially neutral as lower net price realization on the Jif and Crisco brands mostly offset higher net price realization on the Folgers brand.

2014 Compared to 2013

	Year Ended April 30,

	2014	2013	Increase (Decrease)%

Net sales	$5,610.6	$5,897.7	$(287.1)	(5)%
Adjust for certain noncomparable items:
Acquisition	(39.9)	–	(39.9)	(1)
Distribution agreement	(30.1)	–	(30.1)	(1)
Foreign currency exchange	24.9	–	24.9	–

Net sales adjusted for certain noncomparable items (A)	$5,565.5	$5,897.7	$(332.2)	(6)%

Amounts may not add due to rounding.

(A)	Net sales adjusted for certain noncomparable items is a non-GAAP measure used in evaluating performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis. Net sales adjusted for certain noncomparable items in the table above excludes the impact of the Enray acquisition, the Cumberland distribution agreement, and foreign currency exchange.

Net sales for 2014 decreased $287.1, or 5 percent, compared to 2013, primarily due to a 5 percent reduction in net price realization, reflecting pricing actions taken on coffee and peanut butter, slightly offset by the $70.0 combined contribution from Enray and Cumberland. Volume gains realized in Crisco oils, Folgers coffee, and Jif peanut butter were offset by the impact of the business exits in the International, Foodservice, and Natural Foods segment, declines in Pillsbury baking mixes and flour, and planned declines in certain Santa Cruz Organic® beverages.

Operating Income

The following table presents the components of operating income as a percentage of net sales.

	Year Ended April 30,
	2015	2014	2013
Gross profit	34.6%	36.2%	34.4%
Selling, distribution, and administrative expenses:
Marketing	3.1%	3.0%	2.8%
Advertising	1.9	2.2	2.2
Selling	3.7	3.6	3.3
Distribution	2.9	2.8	2.7
General and administrative	6.6	6.0	5.5
Total selling, distribution, and administrative expenses	18.1%	17.6%	16.5%
Amortization	1.9	1.8	1.6
Other special project costs	1.0	0.5	0.8
Other operating income – net	–	–	(0.1)
Operating income	13.6%	16.4%	15.4%

Amounts may not add due to rounding.

30    THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

2015 Compared to 2014

Gross profit decreased $62.3, or 3 percent, in 2015, compared to 2014, driven by lower volume and the impact of higher costs, which were not fully offset by higher net price realization. Higher green coffee costs in 2015, compared to 2014, were not fully recovered by higher net price realization. This unfavorable net impact was partially offset by lower peanut costs in 2015, which were not fully offset by lower net prices. The Big Heart business contributed $46.1 to gross profit in 2015, which included the one-time unfavorable impact of a fair value purchase accounting adjustment to acquired inventory that increased costs of products sold by $47.0. Excluding certain items affecting comparability, primarily consisting of a $29.8 unfavorable change in the impact of unallocated derivative gains and losses, gross profit decreased $35.7, or 2 percent, over the same period.

SD&A expenses increased $42.5, or 4 percent, in 2015, compared to 2014, driven by the addition of Big Heart, partially offset by a decrease in marketing expense, mainly in the U.S. Retail Coffee segment.

Amortization expense increased $12.0, or 12 percent, in 2015, compared to 2014, primarily due to the addition of Big Heart finite-lived intangible assets during the fourth quarter. We estimate that total annual amortization expense will increase to approximately $210.0 in 2016 based on the current valuation of these assets, which is subject to revision.

Operating income decreased $147.0, or 16 percent, in 2015, compared to 2014, reflecting Big Heart integration costs of $36.0 in 2015. Excluding certain items affecting comparability, operating income decreased $89.4, or 9 percent.

2014 Compared to 2013

Gross profit was flat in 2014, compared to 2013, and remained flat excluding certain items affecting comparability. Favorable mix, partially driven by coffee, and the contribution from Enray and Cumberland were offset by the impact of the exited businesses in the International, Foodservice, and Natural Foods segment and higher trade spending related to our retail coffee and foodservice hot beverage businesses. Overall commodity costs decreased in 2014, compared to 2013, driven by lower green coffee costs, but were offset by lower net price realization.

SD&A expenses increased 2 percent in 2014, compared to 2013. General and administrative expenses increased 3 percent, primarily driven by certain corporate initiatives, partially offset by a decrease in incentive compensation costs, while selling expense increased 2 percent.

Operating income increased $8.6, or 1 percent, in 2014, compared to 2013. A $26.0 decrease in total special project costs in 2014, compared to 2013, more than offset the increase in SD&A expenses. The decrease in special project costs reflected the substantial progress made on the related projects, with lower costs incurred in 2014, compared to 2013. Excluding certain items affecting comparability in both periods, operating income decreased $16.1, or 2 percent.

Interest Expense and Other Debt Costs

Net interest expense was essentially flat in 2015, compared to 2014, as the impact of incremental interest related to the debt issued to finance the Big Heart acquisition was offset by the impact of long-term debt repayments made over the last 12 months. In 2016, we anticipate annual interest expense of approximately $180.0 based on our new debt structure, the current interest rate outlook, and debt repayment assumptions.

In addition to interest expense, we incurred $173.3 of other debt costs during 2015 related to the Big Heart acquisition. The majority of these costs were make-whole payments incurred when we prepaid our outstanding privately placed Senior Notes of $1.1 billion.

Net interest expense decreased $14.0 during 2014, compared to 2013, primarily due to the impact of an interest rate swap entered into during the second quarter of 2014.

Income Taxes

Income taxes decreased 37 percent in 2015, compared to 2014, primarily as a result of a 38 percent reduction in income before income taxes. The effective tax rate of 34.1 percent in 2015 was slightly higher than the rate in 2014.

Income taxes increased 4 percent in 2014, compared to 2013, primarily as a result of a 4 percent increase in income before income taxes. The effective tax rate of 33.5 percent in 2014 was comparable to the rate in 2013.

Commodities Overview

The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The most significant of these materials, based on 2015 cost of products sold, are green coffee, peanuts, plastic, edible oils, and wheat. Green coffee, edible oils, and wheat are traded on active regulated exchanges, and the price of these commodities fluctuates based on market conditions. Derivative instruments, including futures and options, are used to minimize the impact of price volatility for these commodities.

We source green coffee from more than 20 coffee-producing countries. Its price is subject to high volatility due to factors such as weather, global supply and demand, pest damage, investor speculation, and political and economic conditions in the source countries.

2015 ANNUAL REPORT    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

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

We frequently enter into long-term contracts to purchase plastic packaging, which is sourced mainly from within the U.S. Plastic resin is made from petrochemical feedstock and natural gas feedstock, and the price can be influenced by feedstock, energy, and crude oil prices, as well as global economic conditions.

In 2015, our overall commodity costs were slightly higher than in 2014, primarily due to higher green coffee costs, which were mostly offset by lower costs for peanuts and oils.

Segment Results

The Big Heart transaction resulted in a new reportable segment for 2015. We now have four reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, U.S. Retail Pet Foods, and International, Foodservice, and Natural Foods. The U.S. Retail Coffee segment primarily represents the domestic sales of Folgers and Dunkin’ Donuts branded coffee; the U.S. Retail

Consumer Foods segment primarily includes domestic sales of Jif, Smucker’s, Pillsbury, and Crisco branded products; the U.S. Retail Pet Foods segment primarily includes domestic sales of Meow Mix, Milk-Bone, Kibbles ’n Bits, Natural Balance, 9Lives, Pup-Peroni®, Gravy Train®, and Nature’s Recipe® branded products; and the International, Foodservice, and Natural Foods segment is comprised of products distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and natural foods stores and distributors. Pet food and pet snacks sales outside of the U.S. retail market segment are reflected in International, Foodservice, and Natural Foods.

Effective May 1, 2014, commodity and foreign currency exchange derivative gains and losses are reported in unallocated derivative gains and losses outside of segment operating results until the related inventory is sold. At that time, we reclassify the hedge gain or loss from unallocated derivative gains and losses to segment profit, allowing our segments to realize the economic effect of the hedge without experiencing any mark-to-market volatility. Prior year results have been modified to exclude the unrealized gains and losses on commodity and foreign currency exchange derivatives.

As a result of leadership changes announced in the fourth quarter of 2015, we are finalizing our internal financial reporting structure and the impact on reportable segments for 2016. All historical information will be retroactively conformed to the new presentation once it is finalized.

	Year Ended April 30,
	2015	2014	2013	2015 % Increase (Decrease)	2014 % Increase (Decrease)
Net sales:
U.S. Retail Coffee	$2,076.1	$2,161.7	$2,306.5	(4)%	(6)%
U.S. Retail Consumer Foods	2,104.8	2,172.6	2,214.8	(3)	(2)
U.S. Retail Pet Foods	239.1	–	–	n/a	n/a
International, Foodservice, and Natural Foods	1,272.7	1,276.3	1,376.4	(0)	(7)
Segment profit (loss):
U.S. Retail Coffee	$549.2	$639.8	$603.8	(14)%	6%
U.S. Retail Consumer Foods	432.9	393.0	413.9	10	(5)
U.S. Retail Pet Foods	(15.3)	–	–	n/a	n/a
International, Foodservice, and Natural Foods	166.7	167.8	196.7	(1)	(15)
Segment profit (loss) margin:
U.S. Retail Coffee	26.5%	29.6%	26.2%
U.S. Retail Consumer Foods	20.6	18.1	18.7
U.S. Retail Pet Foods	(6.4)	–	–
International, Foodservice, and Natural Foods	13.1	13.1	14.3

32    THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

U.S. Retail Coffee

The U.S. Retail Coffee segment net sales decreased 4 percent in 2015, compared to 2014, driven by a 10 percent decrease in volume, primarily due to an 11 percent decrease in the Folgers brand. Volume for the Café Bustelo brand increased 4 percent over the same period, while Dunkin’ Donuts packaged coffee volume decreased 4 percent. The impact of the volume decline was partially offset by favorable net price realization and sales mix. The benefit of list price increases taken in 2015 was partially offset by the impact of an increase in promotional spending during the year. Volume and net sales of Keurig® pods increased 5 percent and 2 percent, respectively, in 2015, compared to 2014. Segment profit decreased $90.6 in 2015, compared to 2014, primarily due to the volume decline and the unfavorable impact of higher costs, which were not fully recovered by higher net price realization, driven by Keurig® pods profitability. Mix and a decrease in marketing expense contributed favorably to segment profit in 2015.

Net sales for the U.S. Retail Coffee segment decreased 6 percent in 2014, compared to 2013, reflecting lower net price realization driven by a price decline of approximately 6 percent taken in February 2013 and incremental promotional spending which reflected actions taken to pass through lower costs realized during the year. Segment volume increased 2 percent in 2014, compared to 2013, as the Folgers brand and Dunkin’ Donuts packaged coffee increased 3 percent and 7 percent, respectively, and were partially offset by a decline in the Millstone brand, which was mainly due to the planned exit of the bulk business. Net sales of Keurig® pods decreased 1 percent in 2014, compared to 2013, due to an increase in the number of competitors, including many unlicensed participants, that entered the market during 2014. Segment profit increased 6 percent in 2014, compared to 2013, primarily due to the volume growth and the price to cost relationship during the year.

U.S. Retail Consumer Foods

The U.S. Retail Consumer Foods segment volume decreased 1 percent in 2015, compared to 2014, and segment net sales decreased 3 percent over the same period, reflecting lower net price realization, primarily for the Jif and Crisco brands, partially offset by a $24.4 contribution from the Sahale business and favorable sales mix. Jif brand volume increased 2 percent in 2015, compared to 2014, while net sales decreased 4 percent, impacted by a 7 percent list price decline taken in November 2014 and increased promotional spending. Smucker’s Uncrustables® frozen sandwiches volume and net sales increased 17 percent and 14 percent, respectively. Crisco brand volume increased 1 percent, while net sales decreased 7 percent, impacted by a 9 percent list price decline taken in the fourth quarter of 2014. Volume for the Pillsbury brand decreased 5 percent, and was the primary contributor to the segment volume decline, and net sales decreased 9 percent. Segment profit increased $39.9 in 2015, compared to 2014, driven by lower commodity costs, primarily for peanuts and oils, which were not entirely offset by lower net price realization.

Net sales for the U.S. Retail Consumer Foods segment decreased 2 percent in 2014, compared to 2013, due to overall lower net price realization, partially offset by a 1 percent increase in segment volume. Jif brand volume increased 2 percent in 2014, compared to 2013, while Smucker’s fruit spreads volume was flat. Pricing actions caused net sales for both brands to decrease 4 percent over the same period. Smucker’s Uncrustables frozen sandwiches net sales and volume increased 20 percent and 22 percent, respectively, in 2014, compared to 2013, benefiting from new distribution. Crisco brand volume increased 11 percent, while net sales increased 3 percent, impacted by lower net price realization in 2014, compared to 2013. For the same period, net sales and volume for the Pillsbury brand decreased 5 percent and 4 percent, respectively. Canned milk net sales increased 2 percent, while volume decreased 1 percent. Segment profit decreased 5 percent in 2014, compared to 2013. While overall commodity costs decreased, primarily for peanuts and oils, they were more than offset by lower net price realization across the portfolio and drove the decrease in segment profit. An increase in segment support costs also contributed to the segment profit decrease.

U.S. Retail Pet Foods

The U.S. Retail Pet Foods segment had net sales of $239.1 and a segment loss of $15.3 for 2015, representing six weeks of operations since the close of the acquisition. The segment loss reflected the one-time unfavorable impact of a fair value purchase accounting adjustment to acquired inventory, which increased cost of products sold for the segment. Incremental promotional spending and marketing expense to support new product introductions and certain other initiatives also reduced segment profit.

International, Foodservice, and Natural Foods

Net sales in the International, Foodservice, and Natural Foods segment was flat in 2015, compared to 2014. Excluding the impact of Big Heart and Sahale, the incremental impact of Enray and Cumberland, and foreign currency exchange, segment net sales remained flat and volume decreased 3 percent. The volume decline reflects the impact of the planned exit of our private label foodservice hot beverage business and decreases in Santa Cruz Organic beverages and the Robin Hood and Five Roses® brands, while volume gains were achieved in the R.W. Knudsen Family brand. Segment profit decreased $1.1 in 2015, compared to 2014, due to the realization of higher costs in Canada, which were attributed to sourcing certain products from the U.S., reflecting the impact of a weaker Canadian dollar compared to a year ago, and an increase in green coffee costs. The impact of higher costs and the segment volume decline were mostly offset by favorable mix.

2015 ANNUAL REPORT    33

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Net sales for the International, Foodservice, and Natural Foods segment decreased 7 percent in 2014, compared to 2013. The Enray and Cumberland businesses contributed a combined $70.0 to segment net sales in 2014. Excluding the impact of Enray, Cumberland, and foreign currency exchange, segment net sales and volume decreased 11 percent and 5 percent, respectively. The decrease in segment volume was primarily due to the impact of the exited portions of our hot beverage and Smucker’s Uncrustables frozen sandwich businesses with foodservice customers and planned declines in Santa Cruz Organic lemonades. Lower net price realization, higher trade spending related to our foodservice hot beverage business, including an accrual adjustment, and unfavorable sales mix also contributed to the decrease in net sales. Segment profit decreased 15 percent in 2014, compared to 2013, primarily due to the higher trade spending and the impact of the exited portions of our foodservice business.

FINANCIAL CONDITION

Liquidity

Our principal source of funds is cash generated from operations, supplemented by borrowings against our commercial paper program and revolving credit facility. Total cash and cash equivalents decreased to $125.6 at April 30, 2015, compared to $153.5 at April 30, 2014.

We typically expect a significant use of cash to fund working capital requirements during the first half of each fiscal year, primarily due to the buildup of inventories to support the Fall Bake and Holiday period, the additional increase of coffee inventory in advance of the Atlantic hurricane season, and seasonal fruit procurement. We expect cash provided by operations in the second half of the fiscal year to significantly exceed the amount in the first half of the year, upon completion of the Fall Bake and Holiday period. Total cash provided by operating activities in the second half of 2015 was $649.3, as compared to $83.9 provided through the first half of 2015.

The following table presents selected cash flow information.

	Year Ended April 30,
	2015	2014	2013
Net cash provided by operating activities	$733.2	$856.0	$855.8
Net cash used for investing activities	(1,595.7)	(370.3)	(185.6)
Net cash provided by (used for) financing activities	863.2	(575.5)	(641.0)
Net cash provided by operating activities	$733.2	$856.0	$855.8
Additions to property, plant, and equipment	(247.7)	(279.5)	(206.5)
Free cash flow (A)	$485.5	$576.5	$649.3
(A)	Free cash flow is a non-GAAP measure used by management to evaluate the amount of cash available for debt repayment, dividend distribution, acquisition opportunities, share repurchases, and other corporate purposes.

Cash provided by operating activities decreased $122.8 in 2015, compared to 2014, primarily due to reduced net income in 2015, as well as a greater amount of cash required to fund working capital, driven by the payment in the fourth quarter of 2015 of liabilities assumed as part of the Big Heart acquisition. Cash provided by operating activities in 2014, compared to 2013, was essentially flat as a result of higher net income in 2014, which was offset by an increase in the cash required to fund working capital. This increase in the use of cash was primarily due to the timing of the 2014 Easter holiday and increased income tax payments, partially offset by a decrease in pension contributions in 2014, compared to 2013.

In 2015, cash used for investing activities consisted primarily of $1.3 billion related to the acquisitions of Big Heart and Sahale and $247.7 in capital expenditures. In 2014, cash used for investing activities consisted primarily of $279.5 in capital expenditures and $101.8 related to the acquisitions of Enray and Silocaf of New Orleans, Inc. In 2013, cash used for investing activities consisted mainly of $206.5 in capital expenditures.

34    THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Cash provided by financing activities during 2015 consisted primarily of $5.4 billion in long-term debt proceeds which were partially offset by $4.2 billion in long-term debt repayments and quarterly dividend payments of $254.0. New borrowings in 2015 were comprised of a $1.8 billion bank term loan and $3.7 billion in long-term notes. Long-term debt repayments in 2015 were comprised of the $2.6 billion repayment of the Big Heart debt assumed, the $1.1 billion prepayment of our outstanding privately placed Senior Notes and the related make-whole payments, the $200.0 prepayment on the $1.8 billion bank term loan, and the $100.0 scheduled repayment of certain Senior Notes. Cash used for financing activities during 2014 consisted primarily of the purchase of treasury shares for $508.5, mainly representing the repurchase of 4.9 million common shares available under a Board of Directors’ authorization, quarterly dividend payments of $238.0, and a Senior Notes principal payment of $50.0, partially offset by $248.4 of borrowings under our revolving credit facility. Cash used for financing activities during 2013 consisted primarily of the purchase of treasury shares for $364.2, mainly representing the repurchase of 4.0 million common shares available under Board of Directors’ authorizations, quarterly dividend payments of $222.8, and a Senior Notes principal payment of $50.0.

Capital Resources

The following table presents our capital structure.

	April 30,
	2015	2014
Current portion of long-term debt	$—	$100.0
Short-term borrowings	226.0	243.2
Long-term debt, less current portion	5,944.9	1,873.1
Total debt	$6,170.9	$2,216.3
Shareholders’ equity	7,086.9	5,029.6
Total capital	$13,257.8	$7,245.9

On March 2, 2015, we entered into a senior unsecured delayed-draw Term Loan Credit Agreement (“Term Loan”) with a syndicate of banks and an available commitment amount of $1.8 billion. The full amount of the Term Loan was drawn on March 23, 2015, to partially finance the Big Heart acquisition. The weighted-average interest rate on the Term Loan at April 30, 2015, was 1.53 percent. The Term Loan requires quarterly amortization payments of 2.5 percent of the original principal amount starting in the third quarter of 2016.

Voluntary prepayments are permitted without premium or penalty and are applied to the schedule of required annual minimum payment obligations in direct order of maturity. As of April 30, 2015, we have prepaid $200.0 on the Term Loan, and therefore no additional payments are required until January 31, 2017.

On March 20, 2015, we completed an offering of $3.7 billion in Senior Notes due beginning March 15, 2018 through March 15, 2045. The proceeds from the offering, along with the Term Loan, were used to partially finance the Big Heart acquisition, pay off the $2.6 billion in debt assumed as part of the Big Heart acquisition, and prepay our outstanding privately placed Senior Notes of $1.1 billion. The prepayment of our outstanding private placement notes resulted in make-whole payments and other financing costs which comprised the majority of other debt costs of $173.3.

We have available a $1.5 billion revolving credit facility with a group of 11 banks that matures in September 2018. Additionally, during the second quarter of 2015, we entered into a commercial paper program under which we can issue short-term, unsecured commercial paper not to exceed $1.0 billion at any time. The commercial paper program is backed by our revolving credit facility and reduces what we can borrow under the revolving credit facility by the amount of commercial paper outstanding. As of April 30, 2015, we had $226.0 of short-term borrowings outstanding, all of which were issued under our commercial paper program, at a weighted-average interest rate of 0.45 percent.

We are in compliance with all of our debt covenants. For additional information on our new borrowings, revolving credit facility, commercial paper program, and debt covenants, see Note 6: Debt and Financing Arrangements.

2015 ANNUAL REPORT    35

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

As of April 30, 2015, we had approximately 10.0 million common shares available for repurchase under Board of Directors’ authorizations, including 5.0 million common shares which were authorized in October 2014.

We intend to utilize a portion of the cash we generate over the next three to five years for debt repayment, while continuing our current dividend policy and our investment in the business through capital expenditures. Due to our focus on debt repayment, we do not expect to repurchase any shares in the near term nor actively pursue significant acquisitions.

The following table presents certain cash requirements related to 2016 financing and investing activities. Although no principal payments are required on our debt obligations in 2016 due to the $200.0 prepayment on the $1.8 billion Term Loan in 2015, we intend to utilize a portion of cash provided by operations for debt repayment as noted above.

Projection Year Ended April 30, 2016
Dividend payments – based on current rates and common shares outstanding	$310.0
Capital expenditures	200.0
Interest payments – based on current interest rate outlook	180.0

Absent any further acquisitions or other significant investments, we believe that cash on hand, combined with cash provided by operations and borrowings available under our commercial paper program and revolving credit facility, will be sufficient to meet cash requirements for the next 12 months. As of April 30, 2015, approximately $107.2 of total cash and cash equivalents was held by our international subsidiaries. We do not intend to repatriate these funds to meet these obligations. Should we repatriate these funds, we will be required to provide taxes based on the applicable U.S. tax rates net of any foreign tax credit consideration.

NON-GAAP MEASURES

We use non-GAAP financial measures including: net sales adjusted for the noncomparable impact of the Big Heart and Sahale acquisitions, the incremental impact of the Enray acquisition and the Cumberland distribution agreement, and foreign currency exchange; gross profit, operating income, income, and income per diluted share, excluding certain items affecting comparability; and free cash flow, as key measures for purposes of evaluating performance internally. We believe that these measures provide useful information to investors because they are the measures we use to evaluate performance on a comparable year-over-year basis. Effective May 1, 2014, we have defined certain items affecting comparability to include restructuring and merger and integration costs (“special project costs”) and unallocated gains and losses on commodity and foreign currency exchange derivatives (“unallocated derivative gains and losses”) and modified prior year results to conform to the new definition. The special project costs relate to specific restructuring and merger and integration projects that are each nonrecurring in nature and can significantly affect the year-over-year assessment of operating results. Unallocated derivative gains and losses reflect the changes in fair value of our commodity and foreign currency exchange contracts and also affect comparability on a year-over-year basis. These non-GAAP financial measures are not intended to replace the presentation of financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). Rather, the presentation of these non-GAAP financial measures supplements other metrics we use to internally evaluate our businesses and facilitate the comparison of past and present operations and liquidity. These non-GAAP financial measures may not be comparable to similar measures used by other companies and may exclude certain nondiscretionary expenses and cash payments.

36    THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

The following table reconciles certain non-GAAP financial measures to the comparable GAAP financial measure. Prior year results have been modified to exclude the unrealized gains and losses on commodity and foreign currency exchange derivatives to conform to the new definition. See page 30 for a reconciliation of net sales adjusted for certain noncomparable items to the comparable GAAP financial measure.

	Year Ended April 30,
	2015	2014	2013	2012	2011
Reconciliation to gross profit:
Gross profit	$1,968.7	$2,031.0	$2,027.6	$1,845.2	$1,798.5
Unallocated derivative losses (gains)	24.5	(5.3)	(6.6)	8.5	(1.2)
Cost of products sold – special project costs	6.2	9.4	11.5	43.2	54.1
Gross profit excluding certain items affecting comparability	$1,999.4	$2,035.1	$2,032.5	$1,896.9	$1,851.4
Reconciliation to operating income:
Operating income	$ 772.0	$ 919.0	$ 910.4	$ 778.3	$ 784.3
Unallocated derivative losses (gains)	24.5	(5.3)	(6.6)	8.5	(1.2)
Cost of products sold – special project costs	6.2	9.4	11.5	43.2	54.1
Other special project costs	56.6	25.6	49.5	72.5	59.1
Operating income excluding certain items affecting comparability	$ 859.3	$ 948.7	$ 964.8	$ 902.5	$ 896.3
Reconciliation to net income:
Net income	$ 344.9	$ 565.2	$ 544.2	$ 459.7	$ 479.5
Income taxes	178.1	284.5	273.1	241.5	237.7
Unallocated derivative losses (gains)	24.5	(5.3)	(6.6)	8.5	(1.2)
Cost of products sold – special project costs	6.2	9.4	11.5	43.2	54.1
Other special project costs	56.6	25.6	49.5	72.5	59.1
Income before income taxes excluding certain items affecting comparability	$ 610.3	$ 879.4	$ 871.7	$ 825.4	$ 829.2
Income taxes, as adjusted	207.8	294.5	291.3	284.2	274.9
Income excluding certain items affecting comparability	$ 402.5	$ 584.9	$ 580.4	$ 541.2	$ 554.3
Weighted-average shares – assuming dilution	103,697,261	104,346,587	108,851,153	113,313,567	118,276,086
Income per common share excluding certain items affecting comparability – assuming dilution	$ 3.88	$ 5.61	$ 5.33	$ 4.78	$ 4.69
Reconciliation to net income:
Net income	$ 344.9	$ 565.2	$ 544.2	$ 459.7	$ 479.5
Income taxes	178.1	284.5	273.1	241.5	237.7
Interest expense – net	79.9	79.4	93.4	79.8	67.1
Depreciation	157.5	157.5	154.1	158.9	165.8
Amortization	110.9	98.9	96.8	88.1	73.8
Earnings before interest, taxes, depreciation, and amortization	$ 871.3	$1,185.5	$1,161.6	$1,028.0	$1,023.9
Free cash flow:
Net cash provided by operating activities	$ 733.2	$ 856.0	$ 855.8	$ 730.9	$ 391.6
Additions to property, plant, and equipment	(247.7)	(279.5)	(206.5)	(274.2)	(180.1)
Free cash flow	$ 485.5	$ 576.5	$ 649.3	$ 456.7	$ 211.5

2015 ANNUAL REPORT    37

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

OFF-BALANCE SHEET ARRANGEMENTS

We do not have material off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, conducted on an arm’s-length basis, and not material to our results of operations, financial condition, or cash flows.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations by fiscal year at April 30, 2015.

	Total	2016	2017–2018	2019–2020	2021 and beyond
Long-term debt obligations, including current portion (A)	$5,950.0	$ –	$737.5	$1,812.5	$3,400.0
Interest payments (B)	2,215.9	173.8	377.9	355.2	1,309.0
Operating lease obligations (C)	222.1	43.1	76.5	49.1	53.4
Purchase obligations (D)	1,192.5	1,091.6	89.0	11.9	–
Other liabilities (E)	315.3	20.2	39.0	21.8	234.3
Total	$9,895.8	$1,328.7	$1,319.9	$2,250.5	$4,996.7

(A)	Excludes the impact of offering discounts, make-whole payments, and debt issuance costs.
(B)	Includes interest payments on our long-term debt, which reflects estimated payments for our variable-rate debt based on the current interest rate outlook.
(C)	Includes the minimum rental commitments under non-cancelable operating leases.
(D)	Includes agreements that are enforceable and legally bind us to purchase goods or services, including certain obligations related to normal, ongoing purchase obligations in which we have guaranteed payment to ensure availability of raw materials, packaging supplies, and co-pack arrangements. We expect to receive consideration for these purchase obligations in the form of materials. These purchase obligations do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated.
(E)	Mainly consists of projected commitments associated with our defined benefit pension and other postretirement benefit plans. The liability for unrecognized tax benefits and tax-related net interest of $48.4 under Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, is excluded, since we are unable to reasonably estimate the timing of cash settlements with the respective taxing authorities.

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

Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques, including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. As total promotional expenditures, including amounts classified as a reduction of sales, represented 29 percent of net sales in 2015, the possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

38    THE J. M. SMUCKER COMPANY

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

The future tax benefit arising from the net deductible temporary differences and tax carryforwards is $270.0 and $140.7 at April 30, 2015 and 2014, respectively. We believe that the earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance would have been provided.

Long-Lived Assets: Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates, and different estimates could yield different results. There are no events or changes in circumstances of which we are aware that indicate the carrying value of our long-lived assets may not be recoverable at April 30, 2015.

Goodwill and Other Indefinite-Lived Intangible Assets: A significant portion of our assets is goodwill and other intangible assets, the majority of which are not amortized but are reviewed at least annually for impairment. At April 30, 2015, the carrying value of goodwill and other intangible assets totaled $13.0 billion, compared to total assets of $16.9 billion and total shareholders’ equity of $7.1 billion. If the carrying value of these assets exceeds the current estimated fair value, the asset is considered impaired and would result in a noncash charge to earnings. Any such impairment charge would reduce earnings and could be material. Events and conditions that could result in impairment include a sustained drop in the market price of our common shares, increased competition or loss of market share, obsolescence, or product claims that result in a significant loss of sales or profitability over the product life.

We are required to test goodwill for impairment annually and more often if indicators of impairment exist. To test for goodwill impairment, we estimate the fair value of each of our reporting units using both a discounted cash flow valuation technique and a market-based approach. The impairment test incorporates estimates of future cash flows; allocations of certain assets, liabilities, and cash flows among reporting units; future growth rates; terminal value amounts; and the applicable weighted-average cost of capital used to discount those estimated cash flows. The estimates and projections used in the calculation of fair value are consistent with our current and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, and planned capital expenditures. Changes in forecasted operations and other estimates and assumptions could impact the assessment of impairment in the future.

At April 30, 2015, goodwill totaled $6.0 billion, which included $2.9 billion related to the Big Heart acquisition. Prior to the Big Heart acquisition, goodwill was substantially concentrated within the U.S. Retail Coffee and U.S. Retail Consumer Foods segments. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2015. The estimated fair value of each of our six reporting units was substantially in excess of its carrying value as of the annual test date.

2015 ANNUAL REPORT    39

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

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

At April 30, 2015, other indefinite-lived intangible assets totaled $3.3 billion, which included $1.5 billion related to the Big Heart acquisition. Trademarks that represent our leading brands prior to the Big Heart acquisition comprised more than 50 percent of the total carrying value of other indefinite-lived intangible assets. These leading brand trademarks had an estimated fair value substantially in excess of its carrying value as of the annual test date.

The goodwill and intangible assets resulting from the recent Big Heart acquisition could be more susceptible to future impairment as carrying value currently represents estimated fair value. A change to the assumptions regarding future performance of the pet food business, or a portion of it, or a change to other assumptions, could result in impairment losses in the future.

Pension and Other Postretirement Benefit Plans: To determine the ultimate obligation under our defined benefit pension and other postretirement benefit plans, we must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans’ assets, mortality assumptions, assumed pay increases, and the health care cost trend rates. We, along with third-party actuaries and investment managers, review all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2016 expense recognition, we will use a weighted-average discount rate of 4.01 percent and 3.51 percent, and a rate of compensation increase of 4.06 percent and 3.00 percent for the U.S. and Canadian plans, respectively. We anticipate using an expected rate of return on plan assets of 6.58 percent for U.S. plans. For the Canadian plans, we anticipate using an expected rate of return on plan assets of 5.00 percent for the hourly plan and 5.90 percent for all other plans.

As part of the Big Heart acquisition, we assumed the obligation for pension and other postretirement plans and now participate in one multi-employer pension plan. For additional information, see Note 7: Pensions and Other Postretirement Benefits.

DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK

The following discussions about our market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

Interest Rate Risk: The fair value of our cash and cash equivalents at April 30, 2015, approximates carrying value. We are exposed to interest rate risk with regards to existing debt consisting of fixed- and variable-rate maturities. Our interest rate exposure primarily includes U.S. Treasury rates, London Interbank Offered Rate, and commercial paper rates in the U.S.

We utilize derivative instruments to manage changes in the fair value of our debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. If the contract is designated as a cash flow hedge, the swap would be recognized at fair value on the balance sheet and the mark-to-market gains or losses on the swap are deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affects earnings. If the contract is designated as a fair value hedge, the swap would be recognized at fair value on the balance sheet, and changes in the fair value would be recognized in interest expense. Generally, changes in the fair value of the derivative are equal to changes in the fair value of the underlying debt and have no net impact on earnings.

In February 2015, we entered into a series of forward-starting interest rate swaps to partially hedge the risk of an increase in the benchmark interest rate during the period leading up to the anticipated issuance of our long-term Senior Notes. The interest rate swaps were designated as cash flow hedges with an aggregate notional amount of $1.1 billion. On March 12, 2015, in conjunction with the pricing of the series of Senior Notes, we terminated the interest rate swaps prior to maturity. The termination resulted in a net loss of $4.0, which will be amortized over the life of the remaining debt.

During 2014, we entered into an interest rate swap, designated as a fair value hedge, on a portion of fixed-rate Senior Notes in an effort to achieve a mix of variable- versus fixed-rate debt under favorable market conditions. On January 16, 2015, we terminated this interest rate swap agreement prior to maturity. As a result of the early termination, we received $58.1 in cash, which included $4.6 of accrued and prepaid interest and a $53.5 benefit that is deferred as a component of the carrying value of the long-term debt and will be recognized ratably as a reduction to future interest expense over the remaining life of the related debt. At April 30, 2015, the remaining benefit of $51.3 was recorded as an increase in the long-term debt balance.

40    THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

Based on our overall interest rate exposure as of and during the year ended April 30, 2015, including derivatives and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect our results of operations. In measuring interest rate risk by the amount of net change in the fair value of our financial liabilities, a hypothetical 1 percent decrease in interest rates at April 30, 2015, would increase the fair value of our long-term debt by $396.4.

Foreign Currency Exchange Risk: We have operations outside the U.S. with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because we have foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2015, are not expected to result in a significant impact on future earnings or cash flows.

We utilize foreign currency exchange forwards and options contracts to manage the price volatility of foreign currency exchange fluctuations on future cash payments in Canada, primarily related to purchases of certain raw materials and finished goods. The contracts generally have maturities of less than one year. The change in value of these instruments is immediately recognized in cost of products sold. Based on our hedged foreign currency positions as of April 30, 2015, a hypothetical 10 percent change in exchange rates would result in a $12.7 loss of fair value.

Beginning in 2015, we elected to no longer qualify instruments used to manage foreign currency exchange exposures for hedge accounting treatment. Therefore, the gains and losses on all foreign currency forwards and options contracts were immediately recognized in cost of products sold.

Revenues from customers outside the U.S., subject to foreign currency exchange, represented 8 percent of net sales during 2015. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an impact on operating results.

Commodity Price Risk: We use certain raw materials and other commodities that are subject to price volatility caused by supply and demand conditions, political and economic variables, weather, investor speculation, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, we use futures and options with maturities of generally less than one year.

Beginning in 2015, we elected to no longer qualify commodity derivatives for hedge accounting treatment. As a result, the gains and losses on all commodity derivatives were immediately recognized in cost of products sold.

The following sensitivity analysis presents our potential loss of fair value resulting from a hypothetical 10 percent change in market prices related to raw material commodities.

	Year Ended April 30,
	2015	2014
High	$39.6	$22.7
Low	19.3	5.7
Average	28.6	11.9

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

2015 ANNUAL REPORT    41

MANAGEMENT’S DISCUSSION AND ANALYSIS

The J. M. Smucker Company

FORWARD-LOOKING STATEMENTS

Certain statements included in this Annual Report contain forward-looking statements within the meaning of federal securities laws. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions, and beliefs concerning future events, conditions, plans, and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” and similar phrases.

Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K, as well as the following:

—	our ability to successfully integrate acquired and merged businesses in a timely and cost-effective manner and retain key suppliers, customers, and employees;
—	our ability to achieve synergies and cost savings related to the Big Heart acquisition in the amounts and within the time frames currently anticipated;
—	our ability to generate sufficient cash flow to meet our deleveraging objectives within the time frames currently anticipated;
—	a change in outlook or downgrade in our public credit ratings by a rating agency below investment grade;
—	our ability to obtain any required financing on a timely basis and on acceptable terms;
—	volatility of commodity markets from which raw materials, particularly green coffee beans, peanuts, soybean oil, wheat, milk, corn, sugar, poultry meal, and soybean meal, are procured and the related impact on costs;
—	risks associated with derivative and purchasing strategies we employ to manage commodity pricing risks, including the risk that such strategies could result in significant losses and adversely impact our liquidity;
—	crude oil price trends and their impact on transportation, energy, and packaging costs;
—	the availability of reliable transportation, which may be affected by the cost of fuel, regulations affecting the industry, labor shortages, service failures by third-party service providers, accidents, or natural disasters, on acceptable terms;
—	our ability to successfully implement and realize the full benefit of price changes that are intended to ultimately fully recover cost, including the competitive, retailer, and consumer response, and the impact of the timing of the price changes to profits and cash flow in a particular period;
—	the success and cost of introducing new products and the competitive response;
—	the success and cost of marketing and sales programs and strategies intended to promote growth in our businesses;
—	general competitive activity in the market, including competitors’ pricing practices and promotional spending levels;
—	the impact of food security concerns involving either our products or our competitors’ products;
—	the impact of accidents, extreme weather, and natural disasters, including crop failures and storm damage;
—	the concentration of certain of our businesses with key customers and suppliers, including single-source suppliers of certain key raw materials, such as packaging for our Folgers coffee products, and finished goods, such as K-Cup® pods, and the ability to manage and maintain key relationships;
—	the loss of significant customers, a substantial reduction in orders from these customers, or the bankruptcy of any such customer;
—	the timing and amount of capital expenditures and share repurchases;
—	impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;
—	the impact of new or changes to existing governmental laws and regulations and their application;
—	the impact of future legal, regulatory, or market measures regarding climate change;
—	the outcome of current and future tax examinations, changes in tax laws, and other tax matters, and their related impact on our tax positions;
—	foreign currency and interest rate fluctuations;
—	political or economic disruption;
—	other factors affecting share prices and capital markets generally; and
—	risks related to other factors described under “Risk Factors” in other reports and statements we have filed with the Securities and Exchange Commission.

Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Annual Report. We do not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

42    THE J. M. SMUCKER COMPANY

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

Our management, with the participation of the principal financial and executive officers, assessed the effectiveness of the internal control over financial reporting as of April 30, 2015. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (“the COSO criteria”).

On March 23, 2015, we completed the acquisition of Big Heart Pet Brands (“Big Heart”). As permitted by the Securities and Exchange Commission, we excluded the Big Heart operations from our assessment of internal control over financial reporting as of April 30, 2015. Big Heart operations constituted 46 percent of total assets (including goodwill and other intangible assets of $6.9 billion) as of April 30, 2015, and 4 percent of net sales and less than 5 percent of operating income for the year then ended. Big Heart operations will be included in our assessment as of April 30, 2016.

Based on our assessment of internal control over financial reporting under the COSO criteria, we concluded the internal control over financial reporting was effective as of April 30, 2015.

Ernst & Young LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of April 30, 2015, and their report thereon is included on page 44 of this report.

Richard K. Smucker	Mark R. Belgya
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

2015 ANNUAL REPORT    43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The J. M. Smucker Company

Board of Directors and Shareholders

The J. M. Smucker Company

We have audited The J.M. Smucker Company’s internal control over financial reporting as of April 30, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (“the COSO criteria”). The J.M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Report of Management on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Big Heart Pet Brands, which is included in the 2015 consolidated financial statements of The J.M. Smucker Company and constituted 46 percent of total assets as of April 30, 2015, and 4 percent of net sales and approximately 5 percent of operating income for the year then ended. Our audit of internal control over financial reporting of The J.M. Smucker Company also did not include an evaluation of the internal control over financial reporting of Big Heart Pet Brands.

In our opinion, The J.M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J.M. Smucker Company as of April 30, 2015 and 2014, and the related statements of consolidated income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2015, and our report dated June 25, 2015, expressed an unqualified opinion thereon.

Akron, Ohio

June 25, 2015

44    THE J. M. SMUCKER COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Board of Directors and Shareholders

The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J.M. Smucker Company as of April 30, 2015 and 2014, and the related statements of consolidated income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2015, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its classification of debt issuance costs as a result of the adoption of the amendments to the Financial Accounting Standards Board Accounting Standards Codification resulting from Accounting Standards Update No. 2015-03, Interest – Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The J.M. Smucker Company’s internal control over financial reporting as of April 30, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated June 25, 2015, expressed an unqualified opinion thereon.

Akron, Ohio

June 25, 2015

2015 ANNUAL REPORT    45

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
Chief Financial Officer

46    THE J. M. SMUCKER COMPANY

STATEMENTS OF CONSOLIDATED INCOME

The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions, except per share data)	2015	2014	2013
Net sales	$5,692.7	$5,610.6	$5,897.7
Cost of products sold	3,724.0	3,579.6	3,870.1
Gross Profit	1,968.7	2,031.0	2,027.6
Selling, distribution, and administrative expenses	1,031.3	988.8	973.9
Amortization	110.9	98.9	96.8
Other special project costs	56.6	25.6	49.5
Other operating income - net	(2.1)	(1.3)	(3.0)
Operating Income	772.0	919.0	910.4
Interest expense - net	(79.9)	(79.4)	(93.4)
Other debt costs	(173.3)	–	–
Other income - net	4.2	10.1	0.3
Income Before Income Taxes	523.0	849.7	817.3
Income taxes	178.1	284.5	273.1
Net Income	$344.9	$565.2	$544.2
Earnings per common share:
Net Income	$3.33	$5.42	$5.00
Net Income - Assuming Dilution	$3.33	$5.42	$5.00
Dividends Declared per Common Share	$2.56	$2.32	$2.08

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions)	2015	2014	2013
Net income	$344.9	$565.2	$544.2
Other comprehensive (loss) income:
Foreign currency translation adjustments	(34.0)	(29.8)	(5.5)
Cash flow hedging derivative activity, net of tax	(20.5)	26.5	8.0
Pension and other postretirement benefit plans activity, net of tax	(3.6)	29.4	2.9
Available-for-sale securities activity, net of tax	(0.1)	(1.1)	2.0
Total Other Comprehensive (Loss) Income	(58.2)	25.0	7.4
Comprehensive Income	$286.7	$590.2	$551.6

See notes to consolidated financial statements.

2015 ANNUAL REPORT    47

CONSOLIDATED BALANCE SHEETS

The J. M. Smucker Company

ASSETS

	April 30,
(Dollars in millions)	2015	2014
Current Assets
Cash and cash equivalents	$125.6	$153.5
Trade receivables, less allowance for doubtful accounts	430.1	309.4
Inventories:
Finished products	815.0	571.5
Raw materials	348.6	359.5
	1,163.6	931.0
Other current assets	333.0	145.2
Total Current Assets	2,052.3	1,539.1
Property, Plant, and Equipment
Land and land improvements	113.7	99.7
Buildings and fixtures	666.3	516.0
Machinery and equipment	1,783.8	1,384.0
Construction in progress	135.3	163.9
	2,699.1	2,163.6
Accumulated depreciation	(1,020.8)	(898.0)
Total Property, Plant, and Equipment	1,678.3	1,265.6
Other Noncurrent Assets
Goodwill	6,009.8	3,098.2
Other intangible assets - net	6,950.3	3,024.3
Other noncurrent assets	191.9	133.0
Total Other Noncurrent Assets	13,152.0	6,255.5
Total Assets	$16,882.6	$9,060.2

See notes to consolidated financial statements.

48    THE J. M. SMUCKER COMPANY

CONSOLIDATED BALANCE SHEETS

The J. M. Smucker Company

LIABILITIES AND SHAREHOLDERS’ EQUITY

	April 30,
(Dollars in millions)	2015	2014
Current Liabilities
Accounts payable	$402.8	$289.2
Accrued compensation	100.4	57.3
Accrued trade marketing and merchandising	104.9	58.5
Dividends payable	76.5	59.0
Current portion of long-term debt	–	100.0
Short-term borrowings	226.0	243.2
Other current liabilities	112.0	78.6
Total Current Liabilities	1,022.6	885.8
Noncurrent Liabilities
Long-term debt	5,944.9	1,873.1
Defined benefit pensions	188.9	135.7
Other postretirement benefits	74.6	58.5
Deferred income taxes	2,473.3	1,020.7
Other noncurrent liabilities	91.4	56.8
Total Noncurrent Liabilities	8,773.1	3,144.8
Total Liabilities	9,795.7	4,030.6
Shareholders’ Equity
Serial preferred shares - no par value: Authorized - 6,000,000 shares; outstanding - none	–	–
Common shares - no par value: Authorized - 300,000,000 shares; outstanding - 119,577,333 at April 30, 2015,and 101,697,400 at April 30, 2014 (net of 26,920,397 and 26,907,765 treasury shares, respectively), at stated value	29.9	25.4
Additional capital	6,007.7	3,965.8
Retained income	1,159.2	1,091.0
Amount due from ESOP Trust	(0.1)	(1.0)
Accumulated other comprehensive loss	(109.8)	(51.6)
Total Shareholders’ Equity	7,086.9	5,029.6
Total Liabilities and Shareholders’ Equity	$16,882.6	$9,060.2

See notes to consolidated financial statements.

2015 ANNUAL REPORT    49

STATEMENTS OF CONSOLIDATED CASH FLOWS

The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions)	2015	2014	2013
Operating Activities
Net income	$344.9	$565.2	$544.2
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	157.5	157.5	154.1
Amortization	110.9	98.9	96.8
Share-based compensation expense	23.5	22.9	21.3
Other restructuring activities	–	–	(0.7)
Loss on sale of assets - net	6.0	3.0	4.8
Gain on sale of marketable securities	–	(3.7)	–
Other noncash adjustments	(12.0)	(0.2)	0.1
Make-whole payments included in financing activities	163.3	–	–
Defined benefit pension contributions	(15.7)	(9.4)	(40.0)
Deferred income tax expense (benefit)	7.7	(8.0)	(15.6)
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	21.8	6.1	33.2
Inventories	25.3	15.4	15.2
Other current assets	74.1	(26.9)	4.6
Accounts payable	(25.4)	3.3	11.2
Accrued liabilities	(140.3)	9.1	(6.7)
Proceeds from settlement of interest rate swaps - net	53.5	–	–
Income and other taxes	(41.6)	(9.5)	3.5
Other - net	(20.3)	32.3	29.8
Net Cash Provided by Operating Activities	733.2	856.0	855.8
Investing Activities
Businesses acquired, net of cash acquired	(1,320.5)	(101.8)	–
Additions to property, plant, and equipment	(247.7)	(279.5)	(206.5)
Sales and maturities of marketable securities	–	10.0	–
Proceeds from disposal of property, plant, and equipment	2.6	10.7	3.3
Other - net	(30.1)	(9.7)	17.6
Net Cash Used for Investing Activities	(1,595.7)	(370.3)	(185.6)
Financing Activities
Short-term (repayments) borrowings - net	(22.4)	248.4	–
Proceeds from long-term debt	5,382.5	–	–
Repayments of long-term debt, including make-whole payments	(4,193.9)	(50.0)	(50.0)
Quarterly dividends paid	(254.0)	(238.0)	(222.8)
Purchase of treasury shares	(24.3)	(508.5)	(364.2)
Proceeds from stock option exercises	0.8	0.5	2.2
Other - net	(25.5)	(27.9)	(6.2)
Net Cash Provided by (Used for) Financing Activities	863.2	(575.5)	(641.0)
Effect of exchange rate changes on cash	(28.6)	(13.1)	(2.5)
Net (decrease) increase in cash and cash equivalents	(27.9)	(102.9)	26.7
Cash and cash equivalents at beginning of year	153.5	256.4	229.7
Cash and Cash Equivalents at End of Year	$125.6	$153.5	$256.4

( )	Denotes use of cash

See notes to consolidated financial statements.

50    THE J. M. SMUCKER COMPANY

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

The J. M. Smucker Company

(Dollars in millions)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Amount Due from ESOP Trust	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at May 1, 2012	110,284,715	$27.6	$4,261.2	$961.2	$(2.6)	$(84.0)	$5,163.4
Net income				544.2			544.2
Other comprehensive income						7.4	7.4
Comprehensive Income							551.6
Purchase of treasury shares	(4,062,682)	(1.0)	(158.5)	(204.7)			(364.2)
Stock plans (includes tax benefit of $2.9)	264,902		22.4				22.4
Cash dividends declared				(225.2)			(225.2)
Other					0.8		0.8
Balance at April 30, 2013	106,486,935	26.6	4,125.1	1,075.5	(1.8)	(76.6)	5,148.8
Net income				565.2			565.2
Other comprehensive income						25.0	25.0
Comprehensive Income							590.2
Purchase of treasury shares	(5,072,158)	(1.3)	(199.0)	(308.2)			(508.5)
Stock plans (includes tax benefit of $7.3)	282,623	0.1	39.7				39.8
Cash dividends declared				(241.6)			(241.6)
Other				0.1	0.8		0.9
Balance at April 30, 2014	101,697,400	25.4	3,965.8	1,091.0	(1.0)	(51.6)	5,029.6
Net income				344.9			344.9
Other comprehensive loss						(58.2)	(58.2)
Comprehensive Income							286.7
Purchase of treasury shares	(225,262)	(0.1)	(19.2)	(5.0)			(24.3)
Issuance of shares for acquisition	17,892,565	4.5	2,031.0				2,035.5
Stock plans (includes tax benefit of $5.9)	212,630	0.1	30.1				30.2
Cash dividends declared				(271.5)			(271.5)
Other				(0.2)	0.9		0.7
Balance at April 30, 2015	119,577,333	$29.9	$6,007.7	$1,159.2	$(0.1)	$(109.8)	$7,086.9

See notes to consolidated financial statements.

2015 ANNUAL REPORT    51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

(Dollars in millions, unless otherwise noted, except per share data)

NOTE 1	ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned investments, if any. Intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires that we make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives and residual values of long-lived assets used in determining depreciation and amortization, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

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

Shipping and Handling Costs: Transportation costs included in cost of products sold relate to the costs incurred to ship our products. Distribution costs are included in selling, distribution, and administrative expenses and relate to the warehousing costs incurred to store our products.

Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques, including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. As the total promotional expenditures, including amounts classified as a reduction of sales, represented 29 percent, 27 percent, and 25 percent of net sales in 2015, 2014, and 2013, respectively, the possibility exists of materially different reported results if factors such as the level and success of the promotional programs or other conditions differ from expectations.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $107.0, $124.7, and $131.6 in 2015, 2014, and 2013, respectively.

Research and Development Costs: Research and development costs are expensed as incurred and are included in selling, distribution, and administrative expense in the Statements of Consolidated Income. Total research and development expense was $32.5, $24.3, and $24.7 in 2015, 2014, and 2013, respectively.

Share-Based Payments: Share-based compensation expense, excluding stock options issued in 2015, is recognized on a straight-line basis over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically four years of service or the attainment of a defined age and years of service. For options granted in 2015, compensation expense is recognized ratably over the service period for each vesting tranche from the grant date through the end of the requisite service period if it is probable that the performance criteria will be met. The options will vest over a period of one to three years, dependent on continued service of the option holder, as well as the achievement of the performance objectives established on the grant date. For further discussion on the stock options issued in 2015, see Note 10: Share-Based Payments.

52    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table summarizes amounts related to share-based payments.

	Year Ended April 30,
	2015	2014	2013
Share-based compensation expense included in selling, distribution, and administrative expenses	$22.3	$22.1	$20.5
Share-based compensation expense included in other special project costs	1.2	0.8	0.8
Total share-based compensation expense	$23.5	$22.9	$21.3
Related income tax benefit	$ 8.0	$ 7.7	$ 7.1

As of April 30, 2015, total unrecognized share-based compensation cost related to nonvested share-based awards was $48.9. The weighted-average period over which this amount is expected to be recognized is 2.5 years.

Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as excess tax benefits, are presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than those previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. For 2015, 2014, and 2013, the excess tax benefits realized upon exercise or vesting of share-based compensation were $5.9, $7.3, and $2.9, respectively.

Defined Contribution Plans: We offer employee savings plans for domestic and Canadian employees. Our contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2015, 2014, and 2013 were $21.1, $20.1, and $18.6, respectively. For information on our defined benefit plans, see Note 7: Pensions and Other Postretirement Benefits.

Income Taxes: We account for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the applicable tax rate is recognized in income or expense in the period that the change is enacted. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A tax benefit is recognized when it is more likely than not to be sustained.

We account for the financial statement recognition and measurement criteria of a tax position taken or expected to be taken in a tax return under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure.

In accordance with the requirements of FASB ASC 740, uncertain tax positions have been classified in the Consolidated Balance Sheets as noncurrent, except to the extent payment is expected within one year. We recognize net interest and penalties related to unrecognized tax benefits in income tax expense.

Trade Receivables: In the normal course of business, we extend credit to customers. Trade receivables, less allowances, reflects the net realizable value of receivables and approximates fair value. We evaluate our trade receivables and establish an allowance for doubtful accounts based on a combination of factors. When aware that a specific customer has been impacted by circumstances such as bankruptcy filings or deterioration in the customer’s operating results or financial position, potentially making it unable to meet its financial obligations, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Trade receivables are charged off against the allowance after we determine that the potential for recovery is remote. At April 30, 2015 and 2014, the allowance for doubtful accounts was $1.0 and $0.9, respectively. We believe there is no concentration of risk with any single customer whose failure or nonperformance would materially affect results other than as discussed in Note 3: Reportable Segments.

Inventories: Inventories are stated at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out method applied on a consistent basis.

2015 ANNUAL REPORT    53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The cost of finished products and work-in-process inventory includes materials, direct labor, and overhead. Work-in-process is included in finished products in the Consolidated Balance Sheets and was $81.5 and $62.1 at April 30, 2015 and 2014, respectively.

Derivative Financial Instruments: We account for derivative instruments in accordance with FASB ASC 815, Derivatives and Hedging, which requires all derivative instruments to be recognized in the financial statements and measured at fair value, regardless of the purpose or intent for holding them.

Effective May 1, 2014, we elected to no longer qualify commodity derivatives or instruments used to manage foreign currency exchange exposures for hedge accounting treatment and, as a result, the derivative gains and losses are immediately recognized in earnings. Prior to 2015, certain of our derivative instruments met the hedge criteria and were accounted for as cash flow hedges. The mark-to-market gains and losses on qualifying hedges were deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affected earnings. The deferred net gains included in accumulated other comprehensive loss, net of tax, were $18.3 at April 30, 2014. Although we no longer perform the assessments required to achieve hedge accounting for derivative positions, we believe all of our commodity derivatives are economic hedges of our risk exposure.

We utilize derivative instruments to manage changes in the fair value and cash flows of our debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. If the contract is designated as a cash flow hedge, the mark-to-market gains or losses on the swap are deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affects earnings. If the contract is designated as a fair value hedge, the swap is recognized at fair value on the balance sheet, and changes in the fair value are recognized in interest expense. Generally, changes in the fair value of the derivative are equal to changes in the fair value of the underlying debt and have no net impact on earnings.

Property, Plant, and Equipment: Property, plant, and equipment is recognized at cost and is depreciated on a straight-line basis over the estimated useful life of the asset (3 to 20 years for machinery and equipment, 1 to 7 years for capitalized software costs, and 5 to 40 years for buildings, fixtures, and improvements).

We lease certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2015, 2014, and 2013 totaled $67.1, $60.6, and $59.2, respectively. As of April 30, 2015, our minimum operating lease obligations were as follows: $43.1 in 2016, $40.5 in 2017, $36.0 in 2018, $27.1 in 2019, and $22.0 in 2020.

In accordance with FASB ASC 360, Property, Plant, and Equipment, long-lived assets, other than goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows we estimate to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of by sale are recognized as held for sale at the lower of carrying value or fair value less cost to sell.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the estimated fair value of the net assets of a business acquired. In accordance with FASB ASC 350, Intangibles – Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. We conduct our annual test for impairment of goodwill and other indefinite-lived intangible assets as of February 1 of each year. As of the annual impairment test, we had six reporting units. A discounted cash flow valuation technique was utilized to estimate the fair value of our reporting units and indefinite-lived intangible assets. We also used a market-based approach to estimate the fair value of our reporting units. The discount rates utilized in the cash flow analyses were developed using a weighted-average cost of capital methodology. In addition to the annual test, we test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives. For additional information, see Note 5: Goodwill and Other Intangible Assets.

Marketable Securities and Other Investments: We maintain funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. At April 30, 2015 and 2014, the fair value of these investments was $48.4 and $55.4, respectively, and was included in other noncurrent assets in the Consolidated Balance Sheets. Included in accumulated other comprehensive loss at April 30, 2015 and 2014, were unrealized pre-tax gains of $5.2 and $5.3, respectively.

54    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Equity Method Investments: Investments in common stock of entities other than our subsidiaries are accounted for under the equity method in accordance with FASB ASC 323, Investments – Equity Method and Joint Ventures. Under the equity method, the initial investment is recorded at cost and the investment is subsequently adjusted for its proportionate share of earnings or losses, including consideration of basis differences resulting from the difference between the initial carrying amount of the investment and the underlying equity in net assets. The difference between the carrying amount of the investment and the underlying equity in net assets is primarily attributable to goodwill and other intangible assets.

We have a 25 percent equity interest in Guilin Seamild Biologic Technology Development Co., Ltd. (“Seamild”), a privately-owned manufacturer and marketer of oats products in China. The initial investment in Seamild in 2013 was $35.9 and is included in other noncurrent assets in the Consolidated Balance Sheets. The value of our investment in Seamild did not change significantly and did not have a material impact on the International, Foodservice, and Natural Foods segment or the consolidated financial statements for the years ended April 30, 2015 and 2014.

As part of the Big Heart Pet Brands (“Big Heart”) acquisition, we acquired a 50 percent equity interest in Natural Blend Vegetable Dehydration LLC (“Natural Blend”) and a 20 percent equity interest in Mountain Country Foods, LLC (“Mountain Country Foods”). Natural Blend is a privately-owned producer and supplier of dehydrated sweet potato products to Big Heart co-manufacturers. Mountain Country Foods is a privately-owned co-manufacturer of Big Heart pet products.

Our initial investments in Natural Blend of $10.6 and Mountain Country Foods of $19.1 were recorded at a preliminary fair value as required under purchase accounting and are included in other noncurrent assets in the Consolidated Balance Sheets. The value of these investments did not have a material impact on the U.S. Retail Pet Foods segment or the consolidated financial statements for the year ended April 30, 2015. For additional information related to the acquisition, see Note 2: Acquisitions.

Foreign Currency Translation: Assets and liabilities of foreign subsidiaries are translated using the exchange rates in effect at the balance sheet dates, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive loss. Included in accumulated other comprehensive loss at April 30, 2015 and 2014, was a foreign currency loss of $2.3 and a gain of $31.7, respectively.

Recently Issued Accounting Standards: In April 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-03, Interest – Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt. ASU 2015-03 is effective for us on May 1, 2016, but we have elected early adoption. As of April 30, 2015, we have reclassified debt issuance costs associated with our long-term debt from other noncurrent assets to long-term debt. Prior year amounts have been reclassified to conform to the current year classification in accordance with ASU 2015-03.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 will be effective for us on May 1, 2017, and will require either retrospective application to each prior reporting period presented or retrospective application with the cumulative effect of initially applying the standard recognized at the date of adoption. We are currently evaluating the impact the application of ASU 2014-09 will have on our financial statements and disclosures.

Risks and Uncertainties: The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The principal packaging materials we use are glass, plastic, metal cans, caps, carton board, and corrugate. Green coffee, peanuts, edible oils, sweeteners, milk, wheat, corn, poultry meal, soybean meal, and other ingredients are obtained from various suppliers. The availability, quality, and cost of many of these commodities have fluctuated, and may continue to fluctuate over time. Green coffee is sourced solely from foreign countries and its supply and price are subject to high volatility due to factors such as weather, global supply and demand, pest damage, speculative influences, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources, although we have elected to source certain plastic packaging materials and finished goods from single sources of supply pursuant to long-term contracts. While availability may vary from year to year, we believe that we will continue to be able to obtain adequate supplies and that alternatives to single-sourced materials are available. We have not historically encountered significant shortages of key raw materials. We consider our relationships with key material suppliers to be good.

Of our total employees, 28 percent are covered by union contracts at 10 manufacturing locations. The contracts vary in term, with three contracts expiring in 2016, representing 11 percent of our total employees.

We insure our business and assets in each country against insurable risks, to the extent that we deem appropriate, based upon an analysis of the relative risks and costs.

2015 ANNUAL REPORT    55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 2	ACQUISITIONS

On March 23, 2015, we completed the acquisition of Big Heart, a leading producer, distributor, and marketer of premium-quality, branded pet food and pet snacks in the U.S., through the acquisition of Blue Acquisition Group, Inc. (“BAG”), Big Heart’s parent company. As a result of the acquisition, the assets and liabilities of BAG are now held by a direct wholly-owned subsidiary of the Company.

The total consideration paid in connection with the acquisition was $5.9 billion, as set forth below, which included the issuance of 17.9 million of our common shares to BAG’s shareholders, valued at $2.0 billion based on the average stock price of our common shares on March 23, 2015. After the closing of the transaction, we had approximately 120.0 million common shares outstanding. We assumed $2.6 billion in debt, including Big Heart’s senior secured term loan and senior notes, and we paid an additional $1.2 billion in cash, which is subject to a working capital adjustment. As part of the transaction, new debt of $5.4 billion was borrowed, consisting of a $1.8 billion bank term loan and $3.7 billion in long-term notes, and Big Heart’s debt obligations and our existing private placement Senior Notes were paid off.

Shares issued	$2,035.5
Assumed debt from Big Heart	2,630.2
Cash consideration, net of cash acquired	1,240.0
Total purchase price	$5,905.7

The transaction was accounted for under the acquisition method of accounting and, accordingly, the results of Big Heart’s operations, including $244.5 in revenue and an operating loss of $26.0, are included in our consolidated financial statements from the date of acquisition.

Total one-time costs related to the acquisition are expected to be approximately $225.0, of which approximately $150.0 are expected to be cash charges. The one-time costs consist primarily of employee-related costs, outside service and consulting costs, and other costs directly related to the acquisition. These one-time costs are anticipated to be incurred primarily over the next three years, with one-half of the costs expected to be recognized in 2016. We incurred costs of $36.0 to date that were directly related to the merger and integration of Big Heart, and the majority of these charges were reported in other special project costs in the Statement of Consolidated Income. Due to the nature of these costs, they were expensed as incurred.

The Big Heart purchase price was preliminarily allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired and, as such, the excess was allocated to goodwill.

The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets acquired:
Trade receivables	$ 142.0
Inventories	257.7
Other current assets	210.7
Property, plant, and equipment	324.0
Intangible assets	4,009.8
Goodwill	2,871.2
Other noncurrent assets	38.0
Total assets acquired	$7,853.4
Liabilities assumed:
Current liabilities	$ 398.9
Deferred tax liabilities	1,464.0
Other noncurrent liabilities	84.8
Total liabilities assumed	$1,947.7
Net assets acquired	$5,905.7

56    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

As a result of the acquisition, we recognized a total of $2.9 billion of goodwill, of which $91.5 is deductible for tax purposes. Goodwill represents the value we expect to achieve through the implementation of operational synergies and growth opportunities across our segments. The final allocation of goodwill to our reporting units was not complete as of April 30, 2015, due to the timing of the acquisition, but will be complete by the end of 2016. Certain estimated values for the acquisition, including goodwill, intangible assets, property, plant, and equipment, contingent liabilities, and income taxes, are not yet finalized. The purchase price was preliminarily allocated based on information available at the acquisition date and is subject to change as we complete our analysis of the fair values at the date of acquisition during the measurement period not to exceed one year as permitted under FASB ASC 805, Business Combinations.

The purchase price was preliminarily allocated to the identifiable intangible assets acquired as follows:

Intangible assets with finite lives:
Customer relationships (25-year useful life)	$2,289.8
Trademarks (15-year useful life)	257.0
Intangible assets with indefinite lives:
Trademarks	1,463.0
Total intangible assets	$4,009.8

Big Heart’s results of operations are included in our consolidated financial statements from the date of the transaction. Had the transaction occurred on May 1, 2013, unaudited pro forma consolidated results for the years ended April 30, 2015 and 2014, would have been as follows:

	Year Ended April 30,
	2015	2014
Net sales	$7,732.5	$7,800.7
Net income	541.8	547.7
Net income per common share – assuming dilution	4.53	4.48

The unaudited pro forma consolidated results are based on our historical financial statements and those of Big Heart, and do not necessarily indicate the results of operations that would have resulted had the acquisition been completed at the beginning of the applicable period presented. The most significant pro forma adjustments relate to the elimination of acquisition-related costs incurred prior to the close of the transaction, amortization of intangible assets, depreciation of property, plant, and equipment, elimination of other debt costs discussed in Note 6: Debt and Financing Arrangements, and higher interest expense associated with the bank term loan and long-term notes. Of these adjustments, the elimination of acquisition-related costs and other debt costs of $108.3 and $173.3, respectively, are nonrecurring. The unaudited pro forma consolidated results do not give effect to the synergies of the acquisition and are not indicative of the results of operations in future periods.

In addition to the Big Heart acquisition, on September 2, 2014, we completed the acquisition of Sahale Snacks, Inc. (“Sahale”), a privately-held manufacturer and marketer of premium, branded nut and fruit snacks for $80.5 in cash consideration, net of a working capital adjustment. As a result, Sahale became a wholly-owned subsidiary of the Company. The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The purchase price allocation included total intangible assets of $30.4. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired and, as a result, the excess was allocated to goodwill. Preliminary valuations resulted in Sahale goodwill of $47.9, and the entire amount was assigned to the U.S. Retail Consumer Foods segment. Sahale goodwill is preliminary as of April 30, 2015, pending the finalization of our tax basis. The results of operations of Sahale are included in the consolidated financial statements from the date of the transaction and did not have a material impact on the year ended April 30, 2015.

2015 ANNUAL REPORT    57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

During 2014, we completed two acquisitions for aggregate net cash consideration of $101.8, net of working capital adjustments. Enray Inc. (“Enray”), a leading manufacturer and marketer of premium organic, gluten-free ancient grain products, was acquired in August 2013. Silocaf of New Orleans, Inc. (“Silocaf”), a strategic investment related to our green coffee supply chain, was acquired in September 2013.

The purchase price for each business acquired was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The purchase price allocations included intangible assets of $37.6 in total for Enray and Silocaf. The purchase price for both Enray and Silocaf exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired and as a result, the excess was allocated to goodwill. Valuations resulted in Enray goodwill of $29.3, which was assigned to the International, Foodservice, and Natural Foods segment, and Silocaf goodwill of $22.8, which was assigned to the U.S. Retail Coffee segment. The results of operations for both of the acquired businesses are included in the consolidated financial statements from the dates of the transactions and did not have a material impact on the years ended April 30, 2015 and 2014.

NOTE 3	REPORTABLE SEGMENTS

We operate in one industry: the manufacturing and marketing of food products. We have four reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, U.S. Retail Pet Foods, and International, Foodservice, and Natural Foods. The U.S. Retail Coffee segment primarily represents the domestic sales of Folgers and Dunkin’ Donuts branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of Crisco, Jif, Smucker’s, and Pillsbury branded products; the U.S. Retail Pet Foods segment primarily includes domestic sales of Meow Mix, Milk-Bone, Kibbles ’n Bits, Natural Balance, 9Lives, Pup-Peroni, Gravy Train, and Nature’s Recipe branded products; and the International, Foodservice, and Natural Foods segment is comprised of products distributed domestically and in foreign countries through retail channels, foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators), and natural foods stores and distributors. Pet food and pet snacks sales outside of the U.S. retail market segment are reflected in International, Foodservice, and Natural Foods.

Segment profit represents net sales, less direct and allocable operating expenses, and is consistent with the way in which we manage our segments. However, we do not represent that the segments, if operated independently, would report operating profit equal to the segment profit set forth below, as segment profit excludes certain operating expenses such as corporate administrative expenses and, effective May 1, 2014, unallocated gains and losses on commodity and foreign currency exchange derivative activities. Commodity and foreign currency exchange derivative gains and losses are reported in unallocated derivative gains and losses outside of segment operating results until the related inventory is sold. At that time, we reclassify the hedge gains and losses from unallocated derivative gains and losses to segment profit, allowing our segments to realize the economic effect of the hedge without experiencing any mark-to-market volatility. We would expect that any gain or loss in the estimated fair value of the derivatives would generally be offset by a change in the estimated fair value of the underlying exposures. Prior year segment results have been modified to exclude the unrealized gains and losses on commodity and foreign currency exchange derivatives to conform to the new definition.

58    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

As disclosed in Note 2: Acquisitions, we acquired Big Heart in a cash and stock transaction on March 23, 2015. The transaction resulted in a new reportable segment for 2015. There was no impact to our historical reportable segments, as there were no changes to the internal way we managed and reported those segments for 2015. However, we are in the process of finalizing our internal financial reporting structure and the impact on reportable segments for 2016 as a result of recent leadership changes. All historical information will be retroactively conformed to the new presentation once it is finalized.

	Year Ended April 30,
	2015	2014	2013
Net sales:
U.S. Retail Coffee	$2,076.1	$2,161.7	$2,306.5
U.S. Retail Consumer Foods	2,104.8	2,172.6	2,214.8
U.S. Retail Pet Foods	239.1	–	–
International, Foodservice, and Natural Foods	1,272.7	1,276.3	1,376.4
Total net sales	$5,692.7	$5,610.6	$5,897.7
Segment profit (loss):
U.S. Retail Coffee	$549.2	$639.8	$603.8
U.S. Retail Consumer Foods	432.9	393.0	413.9
U.S. Retail Pet Foods	(15.3)	–	–
International, Foodservice, and Natural Foods	166.7	167.8	196.7
Total segment profit	$1,133.5	$1,200.6	$1,214.4
Interest expense - net	(79.9)	(79.4)	(93.4)
Other debt costs	(173.3)	–	–
Unallocated derivative (losses) gains	(24.5)	5.3	6.6
Cost of products sold - special project costs	(6.2)	(9.4)	(11.5)
Other special project costs	(56.6)	(25.6)	(49.5)
Corporate administrative expenses	(274.2)	(251.9)	(249.6)
Other income - net	4.2	10.1	0.3
Income before income taxes	$523.0	$849.7	$817.3
Assets:
U.S. Retail Coffee	$4,854.0	$4,885.6	$4,882.4
U.S. Retail Consumer Foods	2,846.0	2,684.1	2,618.2
U.S. Retail Pet Foods	7,611.8	–	–
International, Foodservice, and Natural Foods	1,327.2	1,248.9	1,201.3
Unallocated (A)	243.6	241.6	322.2
Total assets	$16,882.6	$9,060.2	$9,024.1
Depreciation, amortization, and impairment charges:
U.S. Retail Coffee	$102.7	$99.9	$100.7
U.S. Retail Consumer Foods	54.1	52.9	47.1
U.S. Retail Pet Foods	14.3	–	–
International, Foodservice, and Natural Foods	66.0	67.4	63.7
Unallocated (B)	31.3	36.2	39.4
Total depreciation, amortization, and impairment charges	$268.4	$256.4	$250.9
Additions to property, plant, and equipment:
U.S. Retail Coffee	$56.7	$50.7	$46.5
U.S. Retail Consumer Foods	113.2	138.8	85.1
U.S. Retail Pet Foods	19.4	–	–
International, Foodservice, and Natural Foods	58.4	90.0	74.9
Total additions to property, plant, and equipment	$247.7	$279.5	$206.5

(A)	Primarily represents unallocated cash and cash equivalents and corporate-held investments.

(B)	Primarily represents unallocated corporate administrative expense, mainly depreciation and software amortization.

2015 ANNUAL REPORT    59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table presents certain geographical information.

		Year Ended April 30,
	2015	2014	2013
Net sales:
United States	$ 5,188.5	$5,092.0	$5,355.9
International:
Canada	$ 413.8	$ 437.2	$ 459.5
All other international	90.4	81.4	82.3
Total international	$ 504.2	$ 518.6	$ 541.8
Total net sales	$ 5,692.7	$5,610.6	$5,897.7
Assets:
United States	$16,407.0	$8,638.6	$8,577.7
International:
Canada	$ 362.1	$ 257.7	$ 396.3
All other international	113.5	163.9	50.1
Total international	$ 475.6	$ 421.6	$ 446.4
Total assets	$16,882.6	$9,060.2	$9,024.1
Long-lived assets (excluding goodwill and other intangible assets):
United States	$ 1,815.0	$1,343.2	$1,227.0
International:
Canada	$ 14.3	$ 16.5	$ 20.6
All other international	40.9	38.9	39.0
Total international	$ 55.2	$ 55.4	$ 59.6
Total long-lived assets (excluding goodwill and other intangible assets)	$ 1,870.2	$1,398.6	$1,286.6

The following table presents product category sales as a percentage of consolidated net sales.

		Year Ended April 30,
	2015	2014	2013
Coffee	44%	46%	48%
Peanut butter	13	13	13
Fruit spreads	6	6	6
Shortening and oils	6	6	6
Baking mixes and frostings	5	6	6
Canned milk	4	5	4
Flour and baking ingredients	4	4	4
Juices and beverages	3	3	3
Frozen handheld	3	3	3
Pet food	3	–	–
Portion control	2	2	2
Toppings and syrups	1	2	2
Pet snacks	1	–	–
Other	5	4	3
Total product sales	100%	100%	100%

60    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to 28 percent of net sales in 2015, 27 percent of net sales in 2014, and 26 percent of net sales in 2013. These sales are primarily included in our U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2015 and 2014, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $122.6 and $76.6, respectively.

NOTE 4	EARNINGS PER SHARE

The following table sets forth the computation of net income per common share and net income per common share – assuming dilution under the two-class method.

	Year Ended April 30,
	2015	2014	2013
Net income	$344.9	$565.2	$544.2
Net income allocated to participating securities	2.2	4.5	4.7
Net income allocated to common stockholders	$342.7	$560.7	$539.5
Weighted-average common shares outstanding	103,038,271	103,504,121	107,881,519
Dilutive effect of stock options	5,283	14,346	23,256
Weighted-average common shares outstanding – assuming dilution	103,043,554	103,518,467	107,904,775
Net income per common share	$ 3.33	$ 5.42	$ 5.00
Net income per common share – assuming dilution	$ 3.33	$ 5.42	$ 5.00

NOTE 5	GOODWILL AND OTHER INTANGIBLE ASSETS

A summary of changes in goodwill during the years ended April 30, 2015 and 2014, by reportable segment is as follows:

	U.S. Retail Coffee	U.S. Retail Consumer Foods	U.S. Retail Pet Foods	International, Foodservice, and Natural Foods	Total
Balance at May 1, 2013	$ 1,720.3	$ 1,034.6	$ –	$ 298.0	$ 3,052.9
Acquisitions	22.8	–	–	29.3	52.1
Other	–	(2.4)	–	(4.4)	(6.8)
Balance at April 30, 2014	$ 1,743.1	$ 1,032.2	$ –	$ 322.9	$ 3,098.2
Acquisitions	(0.3)	47.9	2,810.3	60.9	2,918.8
Other	0.1	(2.5)	–	(4.8)	(7.2)
Balance at April 30, 2015	$ 1,742.9	$ 1,077.6	$ 2,810.3	$ 379.0	$ 6,009.8

The amounts classified as other represent foreign currency exchange for the years ended April 30, 2015 and 2014.

2015 ANNUAL REPORT    61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table summarizes our other intangible assets and related accumulated amortization and impairment charges, including foreign currency exchange.

	April 30, 2015			April 30, 2014
	Acquisition Cost	Accumulated Amortization/ Impairment Charges/ Foreign Currency Exchange	Net	Acquisition Cost	Accumulated Amortization/ Impairment Charges/ Foreign Currency Exchange	Net
Finite-lived intangible assets subject to amortization:
Customer and contractual relationships	$3,733.9	$477.9	$ 3,256.0	$1,436.2	$392.6	$1,043.6
Patents and technology	169.0	74.8	94.2	164.5	61.9	102.6
Trademarks	328.0	47.6	280.4	70.0	36.5	33.5
Total intangible assets subject to amortization	$4,230.9	$600.3	$ 3,630.6	$1,670.7	$491.0	$1,179.7
Indefinite-lived intangible assets not subject to amortization:
Trademarks	$3,338.0	$ 18.3	$ 3,319.7	$1,858.9	$ 14.3	$1,844.6
Total other intangible assets	$7,568.9	$618.6	$ 6,950.3	$3,529.6	$505.3	$3,024.3

Amortization expense for finite-lived intangible assets was $110.3, $98.7, and $96.6 in 2015, 2014, and 2013, respectively. The weighted-average useful lives of the customer and contractual relationships, patents and technology, and trademarks are 23 years, 13 years, and 15 years, respectively. The weighted-average useful life of total finite-lived intangible assets is 22 years. Based on the amount of intangible assets subject to amortization at April 30, 2015, including the amortization for Big Heart based on the preliminary purchase price allocation, the estimated amortization expense is $212.2 for 2016, $211.5 for 2017, $209.1 for 2018, $208.9 for 2019, and $207.4 for 2020.

We review goodwill and other indefinite-lived intangible assets at least annually for impairment. The annual impairment review was performed as of February 1, 2015. Goodwill impairment is tested at the reporting unit level. At February 1, 2015, we had six reporting units. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2015. The estimated fair value of each reporting unit and material other indefinite-lived intangible asset was substantially in excess of its carrying value as of the annual test date. An immaterial nonrecurring fair value adjustment was recognized in 2015 and included in amortization on the Statement of Consolidated Income.

62    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 6	DEBT AND FINANCING ARRANGEMENTS

In April 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt. ASU 2015-03 is effective for us on May 1, 2016, but we have elected early adoption. As of April 30, 2015, we have reclassified debt issuance costs associated with our long-term debt from other noncurrent assets to long-term debt. Prior year amounts have been reclassified to conform to the current year classification in accordance with ASU 2015-03, resulting in an adjustment to long-term debt of $6.7 for the year ended April 30, 2014.

Long-term debt consists of the following:

	April 30, 2015		April 30, 2014
	Principal Outstanding	Carrying Amount	Principal Outstanding	Carrying Amount
4.78% Senior Notes due June 1, 2014	$ –	$ –	$ 100.0	$ 100.0
6.12% Senior Notes due November 1, 2015	–	–	24.0	24.0
6.63% Senior Notes due November 1, 2018	–	–	376.0	391.4
3.50% Senior Notes due October 15, 2021	750.0	796.0	750.0	758.8
5.55% Senior Notes due April 1, 2022	–	–	300.0	299.2
4.50% Senior Notes due June 1, 2025	–	–	400.0	399.7
1.75% Senior Notes due March 15, 2018	500.0	496.9	–	–
2.50% Senior Notes due March 15, 2020	500.0	494.3	–	–
3.00% Senior Notes due March 15, 2022	400.0	395.3	–	–
3.50% Senior Notes due March 15, 2025	1,000.0	991.9	–	–
4.25% Senior Notes due March 15, 2035	650.0	641.8	–	–
4.38% Senior Notes due March 15, 2045	600.0	583.8	–	–
Term Loan Credit Agreement due March 23, 2020	1,550.0	1,544.9	–	–
Total long-term debt	$5,950.0	$5,944.9	$ 1,950.0	$1,973.1
Current portion of long-term debt	–	–	100.0	100.0
Total long-term debt, less current portion	$5,950.0	$5,944.9	$ 1,850.0	$1,873.1

On June 1, 2014, we repaid $100.0 related to the 4.78 percent Senior Notes as scheduled.

On March 2, 2015, we entered into a $3.8 billion 364-day senior unsecured Bridge Term Loan Credit Agreement (“Bridge Loan”) as committed financing for the Big Heart acquisition as disclosed in Note 2: Acquisitions. No balances were drawn against this facility as alternate permanent financing was obtained to finance the acquisition. Included in other debt costs on the Statement of Consolidated Income at April 30, 2015, was $21.5 related to financing fees associated with the Bridge Loan. This facility was terminated on March 20, 2015.

Also on March 2, 2015, we entered into a senior unsecured delayed-draw Term Loan Credit Agreement (“Term Loan”) with a syndicate of banks and an available commitment amount of $1.8 billion. The full amount of the Term Loan was drawn on March 23, 2015, to partially finance the Big Heart acquisition. The Term Loan included $5.2 of capitalized debt issuance costs to be amortized to interest expense over the time for which the debt is outstanding. Borrowings under the Term Loan bear interest on the prevailing U.S. Prime Rate or London Interbank Offered Rate (“LIBOR”), based on our election, and is payable either on a quarterly basis or at the end of the borrowing term. The weighted-average interest rate on the Term Loan at April 30, 2015, was 1.53 percent. The Term Loan requires quarterly amortization payments of 2.5 percent of the original principal amount starting in the third quarter of 2016. Voluntary prepayments are permitted without premium or penalty and are applied to the schedule of required quarterly minimum payment obligations in direct order of maturity. As of April 30, 2015, we have prepaid $200.0 on the Term Loan, and therefore no additional payments are required until January 31, 2017.

2015 ANNUAL REPORT    63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

On March 20, 2015, we completed an offering of $3.7 billion in Senior Notes due beginning March 15, 2018 through March 15, 2045. The Senior Notes included $46.4 of capitalized debt issuance costs and offering discounts to be amortized to interest expense over the time for which the debt is outstanding. As part of the Big Heart acquisition, we assumed $1.7 billion in debt related to Big Heart’s senior secured term loan agreement and $0.9 billion in debt related to their 7.625 percent senior notes. We repaid these obligations upon completion of the acquisition. The proceeds from the offering, along with the Term Loan, were used to partially finance the Big Heart acquisition, pay off the debt assumed as part of the Big Heart acquisition, and prepay our privately placed Senior Notes. The prepayment of our Senior Notes resulted in a principal prepayment of $1.1 billion and $163.3 of related make-whole payments. Other debt costs of $173.3 on the Statement of Consolidated Income consist primarily of make-whole payments and Bridge Loan financing fees, offset by the write-off of the remaining fair value interest rate swap gain.

All of our Senior Notes outstanding at April 30, 2015, are unsecured and interest is paid semiannually. There are no required scheduled principal payments on our Senior Notes. We may prepay at any time all or part of the Senior Notes at 100 percent of the principal amount thereof, together with the accrued and unpaid interest, and any applicable make-whole amount.

In February 2015, we entered into a series of forward-starting interest rate swaps to partially hedge the risk of an increase in the benchmark interest rate during the period leading up to the anticipated issuance of our long-term Senior Notes. The interest rate swaps were designated as cash flow hedges with an aggregate notional amount of $1.1 billion. On March 12, 2015, in conjunction with the pricing of the series of Senior Notes, we terminated the interest rate swaps prior to maturity. The termination resulted in a net loss of $4.0, which will be amortized over the life of the remaining debt. For additional information, see Note 8: Derivative Financial Instruments.

During the second quarter of 2015, we entered into a commercial paper program under which we can issue short-term, unsecured commercial paper not to exceed $1.0 billion at any time. The commercial paper program is backed by our revolving credit facility and reduces what we can borrow under the revolving credit facility by the amount of commercial paper outstanding. Commercial paper will be used as a continuing source of short-term financing for general corporate purposes. As of April 30, 2015, we had $226.0 of short-term borrowings outstanding, all of which were issued under our commercial paper program at a weighted-average interest rate of 0.45 percent.

We have available a $1.5 billion revolving credit facility with a group of 11 banks that matures in September 2018. Borrowings under the revolving credit facility bear interest based on the prevailing U.S. Prime Rate, Canadian Base Rate, LIBOR, or Canadian Dealer Offered Rate, based on our election. Interest is payable either on a quarterly basis or at the end of the borrowing term. During 2015, we amended this credit facility to alter the financial covenant restrictions and provide financial flexibility for the Big Heart acquisition. At April 30, 2015, we did not have a balance outstanding under the revolving credit facility.

During 2014, we entered into an interest rate swap, with a notional amount of $750.0, on the 3.50 percent Senior Notes due October 15, 2021, converting the Senior Notes from a fixed- to a variable-rate basis. The interest rate swap was designated as a fair value hedge of the underlying debt obligation. On January 16, 2015, we terminated the interest rate swap agreement prior to maturity. As a result of the early termination, we received $58.1 in cash, which included $4.6 of accrued and prepaid interest and a $53.5 benefit that is deferred as a component of the carrying value of the long-term debt and will be recognized ratably as a reduction to future interest expense over the remaining life of the related debt. At April 30, 2015, the remaining benefit of $51.3 was recorded as an increase in the long-term debt balance. The fair value adjustment of the interest rate swap at April 30, 2014, was $14.9 and was also recorded as an increase in the long-term debt balance. For additional information, see Note 8: Derivative Financial Instruments.

Interest paid totaled $92.3, $83.3, and $97.7 in 2015, 2014, and 2013, respectively. This differs from interest expense due to the timing of payments, amortization of fair value swap adjustments, effect of the interest rate swap, amortization of debt issuance costs, and capitalized interest.

Our debt instruments contain certain financial covenant restrictions, including a leverage ratio and an interest coverage ratio. We are in compliance with all covenants.

64    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 7	PENSIONS AND OTHER POSTRETIREMENT BENEFITS

We have defined benefit pension plans covering certain U.S. and Canadian employees, including the recently acquired pension and other postretirement plans of Big Heart, as discussed in Note 2: Acquisitions. Pension benefits are based on the employee’s years of service and compensation levels. Our plans are funded in conformity with the funding requirements of applicable government regulations.

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

During 2013, a portion of our terminated pension participants received lump-sum cash settlements in order to reduce our future pension obligation and administrative costs. The charges related to the lump-sum cash settlements are included below in settlement loss and were reported in other special project costs in the Statement of Consolidated Income for the year ended April 30, 2013. The lump-sum offerings in 2013 concluded the pension settlement special project cost activities.

The following table summarizes the components of net periodic benefit cost and the change in accumulated other comprehensive loss related to the defined benefit pension and other postretirement plans.

	Defined Benefit Pension Plans			Other Postretirement Benefits
Year Ended April 30,	2015	2014	2013	2015	2014	2013
Service cost	$9.0	$8.7	$8.8	$2.3	$2.3	$2.5
Interest cost	23.2	21.8	23.9	2.4	2.3	3.0
Expected return on plan assets	(25.6)	(25.4)	(25.3)	–	–	–
Amortization of prior service cost (credit)	1.0	1.2	1.0	(1.1)	(1.1)	(0.4)
Amortization of net actuarial loss (gain)	10.0	13.2	13.1	(0.1)	–	–
Settlement loss	3.5	–	6.7	–	–	–
Net periodic benefit cost	$21.1	$19.5	$28.2	$3.5	$3.5	$5.1
Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive loss before income taxes:
Prior service (cost) credit arising during the year	$(0.3)	$–	$(4.0)	$–	$1.7	$9.6
Net actuarial (loss) gain arising during the year	(23.7)	19.3	(20.5)	1.6	7.5	(4.5)
Amortization of prior service cost (credit)	1.0	1.2	1.0	(1.1)	(1.1)	(0.4)
Amortization of net actuarial loss (gain)	10.0	13.2	13.1	(0.1)	–	–
Curtailment loss	–	–	2.0	–	–	–
Settlement loss	3.5	–	6.7	–	–	–
Foreign currency translation	2.7	2.9	0.9	–	–	–
Net change for year	$(6.8)	$36.6	$(0.8)	$0.4	$8.1	$4.7
Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	4.42%	3.99%	4.70%	4.27%	3.80%	4.70%
Expected return on plan assets	6.72	6.75	7.00	–	–	–
Rate of compensation increase	4.13	4.13	4.12	–	–	–
Canadian plans:
Discount rate	4.11%	3.65%	4.20%	4.10%	3.70%	4.20%
Expected return on plan assets	5.64	5.78	6.17	–	–	–
Rate of compensation increase	3.00	3.00	4.00	–	–	–

We amortize gains and losses for our postretirement plans over the average expected future period of vested service. For plans that consist of less than five percent of participants that are active, average life expectancy is used instead of the average expected useful service period.

2015 ANNUAL REPORT    65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

We use a measurement date of April 30 to determine defined benefit pension and other postretirement benefit plans’ assets and benefit obligations. The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2015	2014	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of year	$ 542.3	$ 575.7	$ 58.5	$ 67.1
Service cost	9.0	8.7	2.3	2.3
Interest cost	23.2	21.8	2.4	2.3
Amendments	0.3	–	–	(1.7)
Actuarial loss (gain)	39.8	(19.7)	(1.6)	(7.5)
Participant contributions	0.1	0.1	0.7	1.2
Benefits paid	(31.8)	(34.2)	(4.4)	(3.5)
Foreign currency translation adjustments	(10.6)	(10.1)	(1.1)	(1.1)
Settlement	(8.6)	–	–	–
Acquisition	176.7	–	18.9	–
Other adjustments	–	–	0.1	(0.6)
Benefit obligation at end of year	$ 740.4	$ 542.3	$ 75.8	$ 58.5
Change in plan assets:
Fair value of plan assets at beginning of year	$ 402.1	$ 410.7	$ –	$ –
Actual return on plan assets	41.7	25.0	–	–
Company contributions	15.7	9.4	3.7	2.3
Participant contributions	0.1	0.1	0.7	1.2
Benefits paid	(31.8)	(34.2)	(4.4)	(3.5)
Settlement	(8.6)	–	–	–
Acquisition	141.1	–	–	–
Foreign currency translation adjustments	(10.3)	(8.9)	–	–
Fair value of plan assets at end of year	$ 550.0	$ 402.1	$ –	$ –
Funded status of the plans	$(190.4)	$(140.2)	$(75.8)	$ (58.5)
Defined benefit pensions	$(188.9)	$(135.7)	$ –	$ –
Other noncurrent assets	2.0	–	–	–
Accrued compensation	(3.5)	(4.5)	(1.2)	–
Postretirement benefits other than pensions	–	–	(74.6)	(58.5)
Net benefit liability	$(190.4)	$(140.2)	$(75.8)	$ (58.5)

The following table summarizes amounts recognized in accumulated other comprehensive loss in the Consolidated Balance Sheets, before income taxes.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2015	2014	2015	2014
Net actuarial (loss) gain	$(174.2)	$(166.7)	$ 6.9	$ 5.3
Prior service (cost) credit	(4.2)	(4.9)	10.3	11.5
Total recognized in accumulated other comprehensive loss	$(178.4)	$(171.6)	$ 17.2	$ 16.8

During 2016, we expect to recognize amortization of net actuarial losses and prior service credit of $10.7 and $0.5, respectively, in net periodic benefit cost.

66    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table sets forth the weighted-average assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2015	2014	2015	2014
U.S. plans:
Discount rate	4.01%	4.45%	3.97%	4.30%
Rate of compensation increase	4.06	4.13	–	–
Canadian plans:
Discount rate	3.51%	4.11%	3.50%	4.10%
Rate of compensation increase	3.00	3.00	–	–

For 2016, the assumed health care trend rates are 7.5 percent and 5.0 percent for the U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to 5.0 percent in 2026 and 4.5 percent in 2017 for the U.S. and Canadian plans, respectively. The health care cost trend rate assumption impacts the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported. A one percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2015:

	One Percentage Point
	Increase	Decrease
Effect on total service and interest cost components	$0.1	$0.1
Effect on benefit obligation	2.5	2.3

The following table sets forth selective information pertaining to our Canadian pension and other postretirement benefit plans, which is included in the consolidated information presented on pages 65 and 66.

	Defined Benefit Pension Plans		Other Postretirement Benefits
Year Ended April 30,	2015	2014	2015	2014
Benefit obligation at end of year	$104.4	$ 113.3	$ 10.9	$ 11.4
Fair value of plan assets at end of year	104.1	105.6	–	–
Funded status of the plans	$ (0.3)	$ (7.7)	$(10.9)	$(11.4)
Components of net periodic benefit cost:
Service cost	$ 0.4	$ 0.5	$ –	$ –
Interest cost	4.3	4.2	0.4	0.5
Expected return on plan assets	(5.6)	(5.8)	–	–
Amortization of net actuarial loss	0.9	1.3	–	–
Net periodic benefit cost	$ –	$ 0.2	$ 0.4	$ 0.5
Changes in plan assets:
Company contributions	$ 5.1	$ 5.4	$ 0.7	$ 0.8
Participant contributions	0.1	0.1	–	–
Benefits paid	(8.4)	(8.6)	(0.7)	(0.8)
Actual return on plan assets	11.9	10.6	–	–
Foreign currency translation	(10.3)	(8.9)	–	–

2015 ANNUAL REPORT    67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table sets forth additional information related to our defined benefit pension plans.

	April 30,
	2015	2014
Accumulated benefit obligation for all pension plans	$691.8	$507.3
Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	$481.6	$507.3
Fair value of plan assets	337.8	402.1
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	$669.3	$542.3
Fair value of plan assets	477.3	402.1

We employ a total return on investment approach for the defined benefit pension plans’ assets. A mix of equity, fixed-income, and alternative investments is used to maximize the long-term rate of return on assets for the level of risk. In determining the expected long-term rate of return on the defined benefit pension plans’ assets, we consider the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies. The actual rate of return was 11.6 percent and 6.9 percent for the years ended April 30, 2015 and 2014, respectively.

The following tables summarize the fair value of the major asset classes for the U.S. and Canadian defined benefit pension plans and the levels within the fair value hierarchy in which the fair value measurements fall.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2015
Cash and cash equivalents (A)	$4.6	$–	$–	$4.6
Equity securities:
U.S.(B)	105.0	45.5	–	150.5
International (C)	81.0	24.5	–	105.5
Fixed-income securities:
Bonds (D)	151.3	–	–	151.3
Fixed income (E)	44.1	68.5	–	112.6
Other types of investments (F)	–	7.0	18.5	25.5
Total financial assets measured at fair value	$386.0	$145.5	$18.5	$550.0

68    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2014
Cash and cash equivalents (A)	$ 2.0	$ –	$ –	$ 2.0
Equity securities:
U.S.(B)	91.0	16.4	–	107.4
International (C)	72.3	12.4	–	84.7
Fixed-income securities:
Bonds (D)	148.2	–	–	148.2
Fixed income (E)	44.8	–	–	44.8
Other types of investments (F)	–	–	15.0	15.0
Total financial assets measured at fair value	$358.3	$28.8	$15.0	$402.1

(A)	This category includes money market holdings with maturities of three months or less and are classified as Level 1 assets. Based on the short-term nature of these assets, carrying value approximates fair value.

(B)	This category is invested primarily in a diversified portfolio of common stocks and index funds that invest in U.S. stocks with market capitalization ranges similar to those found in the S&P 500 Index and/or the various Russell Indexes and are traded on active exchanges. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are pooled or common collective trust funds that consist of equity securities traded on active exchanges.

(C)	This category is invested primarily in common stocks and other equity securities traded on active exchanges whose issuers are located outside the U.S. The fund invests primarily in developed countries, but may also invest in emerging markets. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are pooled or common collective trust funds that consist of equity securities traded on active exchanges.

(D)	This category is comprised of bond funds, which seek to duplicate the return characteristics of high-quality corporate bonds with a duration range of 10 to 13 years. The Level 1 assets are valued using quoted market prices for identical securities in active markets.

(E)	This category is comprised of fixed-income funds that invest primarily in government-related bonds of non-U.S. issuers and include investments in the Canadian market as well as emerging markets. The Level 1 assets are valued using quoted market prices for identical securities in active markets. Contained within the Level 2 assets is a Core Plus pool of funds investing primarily in high-yield, emerging market debt and global bonds, as well as an international bond fund which invests in fixed-income securities denominated in currencies other than U.S. dollars. The Level 2 assets are pooled or common collective trust funds that consist of fixed-income securities traded on active exchanges.

(F)	This category is comprised of a global alpha collective trust fund, a private limited investment partnership, and a private equity fund in 2015. In 2014, the category was comprised only of the private equity fund. The global alpha collective trust fund is comprised of U.S. and global equity and fixed-income securities inclusive of derivatives within the asset mix. This collective trust fund is classified as a Level 2 asset, whereby the underlying securities are valued utilizing quoted market prices for identical securities in active markets. The private investment limited partnership is classified as a Level 3 asset. The investments in the partnership are valued at estimated fair value based on audited financial statements received from the general partner. The private equity fund consists primarily of limited partnership interests in corporate finance and venture capital funds. The private equity fund is classified as a Level 3 asset and is valued based on the fund’s net asset value (“NAV”). NAV is calculated based on the estimated fair value of the underlying investment funds within the portfolio and is corroborated by our review. The private equity fund and private investment limited partnership cannot be redeemed and the return of principal is based on the liquidation of the underlying assets.

The following table presents a rollforward of activity for Level 3 assets.

	2015	2014
Balance at May 1,	$15.0	$15.0
Big Heart pension assets acquired	2.8	–
Actual return on plan assets still held at reporting date	0.7	–
Balance at April 30,	$18.5	$15.0

The current investment policy is to invest 50 percent of assets in both equity securities and fixed-income securities. Included in equity securities were 317,552 of our common shares at April 30, 2015. The total market value of these shares was $36.8 at April 30, 2015. We paid dividends of $0.8 on these shares during 2015.

We expect to contribute approximately $3.5 to the defined benefit pension plans in 2016. We expect the following payments to be made from the defined benefit pension and other postretirement benefit plans: $49.9 in 2016, $51.0 in 2017, $56.6 in 2018, $53.5 in 2019, $60.2 in 2020, and $304.0 in 2021 through 2025.

2015 ANNUAL REPORT    69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

As a result of the Big Heart acquisition we now participate in one multi-employer pension plan, the Bakery and Confectionery Union and Industry International Pension Fund (“Bakery and Confectionery Union Fund”) (52-6118572), which provides defined benefits to certain union employees. During 2015, a total of $1.7 was contributed to the plan, of which $0.1 was contributed since acquisition and was recognized in the Statement of Consolidated Income.

The risks of participating in multi-employer pension plans are different from the risks of participating in single-employer pension plans in the following respects: the assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers; if a participating employer stops contributing to the plan, the unfunded obligations of the plan allocable to the withdrawing employer may be the responsibility of the remaining participating employers; and, if we stop participating in the multi-employer pension plan, we may be required to pay the plan an amount based on our allocable share of the underfunded status of the plan, referred to as a withdrawal liability.

The Pension Protection Act of 2006 ranks the funded status of multi-employer pension plans depending upon a plan’s current and projected funding. A plan is in the Red Zone (Critical) if it has a current funded percentage less than 65 percent. A plan is in the Yellow Zone (Endangered) if it has a current funded percentage of less than 80 percent, or projects a credit balance deficit within seven years. A plan is in the Green Zone (Healthy) if it has a current funded percentage greater than 80 percent and does not have a projected credit balance deficit within seven years. The zone status is based on the plan’s year end, not our fiscal year end. The zone status is based on information that we received from the plan and is certified by the plan’s actuary. During calendar year 2014, the Bakery and Confectionery Union Fund was in Red Zone status. Although the current funding status as of calendar year 2014 was 65.1 percent, the plan’s actuary concluded that the funding status is more likely than not to fall below 65 percent within the next five years and has classified the Bakery and Confectionery Union Fund in Red Zone status. A funding improvement plan or rehabilitation plan has been implemented.

NOTE 8	DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risks, such as changes in commodity prices, foreign currency exchange rates, and interest rates. To manage the volatility related to these exposures, we enter into various derivative transactions. We have policies in place that define acceptable instrument types we may enter into and establish controls to limit our market risk exposure.

Commodity Price Management: We enter into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of key raw materials, notably green coffee, edible oils, corn, and wheat. We also enter into commodity futures and options contracts to manage price risk for energy input costs, including natural gas and diesel fuel. Our derivative instruments generally have maturities of less than one year.

Effective May 1, 2014, we elected to no longer qualify commodity derivatives for hedge accounting treatment and, as a result, the derivative gains and losses are immediately recognized in earnings. Prior to 2015, certain of our derivative instruments met the hedge criteria and were accounted for as cash flow hedges. The mark-to-market gains and losses on qualifying hedges were deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to cost of products sold in the period during which the hedged transaction affected earnings. Cash flows related to qualifying hedges are classified consistently with the cash flows from the hedged item in the Statements of Consolidated Cash Flows. Although we no longer perform the assessments required to achieve hedge accounting for derivative positions, we believe all of our commodity derivatives are economic hedges of our risk exposure.

The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument. Thus, we would expect that over time any gain or loss in the estimated fair value of the derivatives would generally be offset by an increase or decrease in the estimated fair value of the underlying exposures.

Foreign Currency Exchange Rate Hedging: We utilize foreign currency forwards and options contracts to manage the effect of foreign currency exchange fluctuations on future cash payments in Canada, primarily related to purchases of certain raw materials and finished goods. The contracts generally have maturities of less than one year.

Effective May 1, 2014, we elected to no longer qualify instruments used to manage foreign currency exchange exposures for hedge accounting treatment. Prior to 2015, instruments used to manage foreign currency exchange exposures did not qualify for hedge accounting treatment and the change in value of these instruments was immediately recognized in cost of products sold.

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

On February 24, 2015, we entered into a series of forward-starting interest rate swaps to hedge a portion of the interest rate risk related to our anticipated issuance of Senior Notes. The notional hedged amount was $1.1 billion, with expected maturity tenors of 10, 20, and 30 years. The swap agreements were designated as cash flow hedges, where changes in fair value are recorded in other comprehensive (loss) income. On March 12, 2015, in conjunction with the pricing of the Senior Notes, we terminated the interest rate swaps prior to maturity. The termination resulted in a net loss of $4.0, which will be amortized over the life of the remaining debt as an increase to interest expense and approximately $0.2 per year will be recognized beginning in 2026 through 2045. For additional information, see Note 6: Debt and Financing Arrangements.

During 2014, we entered into an interest rate swap on the 3.50 percent Senior Notes due October 15, 2021, which was designated as a fair value hedge and used to hedge against the changes in the fair value of the debt. We received cash flows from the counterparty at a fixed rate and paid the counterparty variable rates based on LIBOR. On January 16, 2015, we terminated the interest rate swap on the 3.50 percent Senior Notes prior to maturity. As a result of the early termination, we received $58.1 in cash, which included $4.6 of accrued and prepaid interest. The remaining benefit was deferred and will be recognized over the remaining life of the underlying debt as a reduction of future interest expense and will be recognized as follows: $7.4 in 2016, $7.6 in 2017, $7.8 in 2018, $8.0 in 2019, $8.1 in 2020, $8.4 in 2021, and $4.0 in 2022. For additional information, see Note 6: Debt and Financing Arrangements.

The following table sets forth the gross fair value of derivative instruments recognized in the Consolidated Balance Sheets.

	April 30, 2015				April 30, 2014
	Other Current Assets	Other Current Liabilities	Other Noncurrent Assets	Other Noncurrent Liabilities	Other Current Assets	Other Current Liabilities	Other Noncurrent Liabilities
Derivatives designated as hedging instruments:
Commodity contracts	$–	$–	$–	$–	$23.4	$10.9	$–
Interest rate contract	–	–	–	–	18.0	–	3.1
Total derivatives designated as hedging instruments	$–	$–	$–	$–	$41.4	$10.9	$3.1
Derivatives not designated as hedging instruments:
Commodity contracts	$6.4	$23.9	$0.2	$3.8	$11.6	$5.8	$–
Foreign currency exchange contracts	4.8	1.0	–	–	1.4	0.7	–
Total derivatives not designated as hedging instruments	$11.2	$24.9	$0.2	$3.8	$13.0	$6.5	$–
Total derivative instruments	$11.2	$24.9	$0.2	$3.8	$54.4	$17.4	$3.1

We have elected to not offset fair value amounts recognized for our exchange-traded commodity derivative instruments and our cash margin accounts executed with the same counterparty that are generally subject to enforceable netting agreements. We are required to maintain cash margin accounts in connection with funding the settlement of our open positions. At April 30, 2015 and 2014, we maintained cash margin account balances of $38.2 and $8.1, respectively, included in other current assets in the Consolidated Balance Sheets. The change in the cash margin account balances is included in other – net, investing activities in the Statements of Consolidated Cash Flows. In the event of default and immediate net settlement of all of our open positions with individual counterparties, all of our derivative liabilities would be fully offset by either our derivative asset positions or margin accounts based on the net asset or liability position with our individual counterparties.

2015 ANNUAL REPORT    71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table presents information on pre-tax commodity contract net gains and losses recognized on derivatives designated as cash flow hedges prior to May 1, 2014, and pre-tax losses related to the termination of interest rate swaps.

	Year Ended April 30,
	2015	2014
(Losses) gains recognized in other comprehensive (loss) income (effective portion)	$ (4.0)	$21.0
Gains (losses) reclassified from accumulated other comprehensive loss to cost of products sold (effective portion)	29.1	(20.3)
Losses reclassified from accumulated other comprehensive loss to interest expense (effective portion)	(0.6)	(0.6)
Change in accumulated other comprehensive loss	$(32.5)	$41.9
Gains recognized in cost of products sold (ineffective portion)	$ –	$ 1.4
Losses recognized in interest expense (ineffective portion)	$ (0.1)	$ –

Due to our election to no longer qualify commodity derivatives for hedge accounting treatment, there was no remaining balance in accumulated other comprehensive loss at April 30, 2015. Included as a component of accumulated other comprehensive loss at April 30, 2014, was a deferred pre-tax net gain of $29.1 related to commodity contracts. The related tax expense recognized in accumulated other comprehensive loss was $10.8 at April 30, 2014.

Also included as a component of accumulated other comprehensive loss at April 30, 2015 and 2014, were deferred pre-tax losses of $8.2 and $4.8, respectively, related to the termination of interest rate swaps. The related tax benefit recognized in accumulated other comprehensive loss was $2.9 and $1.7 at April 30, 2015 and 2014, respectively. Approximately $0.6 of the pre-tax loss will be recognized over the next 12 months.

The following table presents the net gains and losses recognized in cost of products sold on derivatives not designated as qualified hedging instruments.

	Year Ended April 30,
	2015	2014
(Losses) gains on commodity contracts	$(48.5)	$5.2
Gains on foreign exchange contracts	8.8	3.3
Total (losses) gains recognized in costs of products sold	$(39.7)	$8.5

Commodity and foreign currency exchange derivative gains and losses are reported in unallocated derivative gains and losses outside of segment operating results until the related inventory is sold. At that time, we reclassify the hedge gains and losses from unallocated derivative gains and losses to segment profit, allowing our segments to realize the economic effect of the hedge without experiencing any mark-to-market volatility. The following table presents the activity in unallocated derivative gains and losses.

	Year Ended April 30,
	2015	2014
Net (losses) gains on mark-to-market valuation of unallocated derivative positions	$(39.7)	$8.5
Net losses (gains) on derivative positions reclassified to segment operating profit	15.2	(3.2)
Net mark-to-market valuation of certain derivative positions recognized in unallocated (losses) gains	$(24.5)	$5.3

The net cumulative unallocated derivative losses at April 30, 2015, was $20.4, including net realized losses of $13.9.

72    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table presents the gross contract notional value of outstanding derivative contracts.

	Year Ended April 30,
	2015	2014
Commodity contracts	$640.6	$790.3
Foreign currency exchange contracts	136.4	158.1
Interest rate contract	–	750.0

NOTE 9	OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments, other than derivatives, that potentially subject us to significant concentrations of credit risk consist principally of cash investments, short-term borrowings, and trade receivables. The carrying value of these financial instruments approximates fair value. With respect to trade receivables, we believe there is no concentration of risk with any single customer whose failure or nonperformance would materially affect our results other than as discussed in Note 3: Reportable Segments. We do not require collateral from our customers. Our other financial instruments, with the exception of long-term debt, are recognized at estimated fair value in the Consolidated Balance Sheets.

The following table provides information on the carrying amount and fair value of our financial instruments.

	April 30, 2015		April 30, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments	$48.4	$48.4	$55.4	$55.4
Derivative financial instruments - net	(17.3)	(17.3)	33.9	33.9
Long-term debt	(5,944.9)	(6,011.3)	(1,973.1)	(2,239.1)

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

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2015
Other investments: (A)
Equity mutual funds	$ 9.7	$ –	$ –	$ 9.7
Municipal obligations	–	37.9	–	37.9
Money market funds	0.8	–	–	0.8
Derivatives: (B)
Commodity contracts - net	(12.4)	(8.7)	–	(21.1)
Foreign currency exchange contracts - net	(0.2)	4.0	–	3.8
Long-term debt (C)	(4,459.0)	(1,552.3)	–	(6,011.3)
Total financial instruments measured at fair value	$(4,461.1)	$(1,519.1)	$ –	$(5,980.2)

2015 ANNUAL REPORT    73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2014
Other investments: (A)
Equity mutual funds	$12.0	$–	$–	$12.0
Municipal obligations	–	34.4	–	34.4
Money market funds	9.0	–	–	9.0
Derivatives: (B)
Commodity contracts - net	13.5	4.8	–	18.3
Foreign currency exchange contracts - net	–	0.7	–	0.7
Interest rate contract - net	–	14.9	–	14.9
Long-term debt (C)	(772.0)	(1,467.1)	–	(2,239.1)
Total financial instruments measured at fair value	$(737.5)	$(1,412.3)	$–	$(2,149.8)

(A)	Other investments consist of funds maintained for the payment of benefits associated with nonqualified retirement plans. The funds include equity securities listed in active markets, municipal obligations valued by a third party using valuation techniques that utilize inputs that are derived principally from or corroborated by observable market data, and money market funds with maturities of three months or less. Based on the short-term nature of these money market funds, carrying value approximates fair value. As of April 30, 2015, our municipal obligations are scheduled to mature as follows: $0.9 in 2016, $1.3 in 2017, $1.1 in 2018, $3.0 in 2019, and the remaining $31.6 in 2020 and beyond. For additional information, see Marketable Securities and Other Investments in Note 1: Accounting Policies.

(B)	Level 1 commodity contract and foreign currency exchange derivatives are valued using quoted market prices for identical instruments in active markets. Level 2 commodity contract and foreign currency exchange derivatives are valued using quoted prices for similar assets or liabilities in active markets. The Level 2 interest rate contract derivative is valued using the income approach, observable Level 2 market expectations at the measurement date, and standard valuation techniques to convert future amounts to a single discounted present value. Level 2 inputs for the interest rate contract are limited to quoted prices for similar assets or liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. For additional information, see Note 8: Derivative Financial Instruments.

(C)	Long-term debt is comprised of $750.0 in public Senior Notes and the $3.7 billion Senior Notes issued in 2015 classified as Level 1 and the Term Loan classified as Level 2 in 2015. Long-term debt is comprised of public Senior Notes classified as Level 1 and private Senior Notes classified as Level 2 in 2014. The public Senior Notes are traded in an active secondary market and valued using quoted prices. The value of the private Senior Notes and Term Loan are based on the net present value of each interest and principal payment calculated, utilizing an interest rate derived from a fair market yield curve for private Senior Notes or an estimated yield curve obtained from independent pricing sources for similar types of term loan borrowing arrangements. For additional information, see Note 6: Debt and Financing Arrangements.

NOTE 10	SHARE-BASED PAYMENTS

We provide for equity-based incentives to be awarded to key employees and non-employee directors. Currently, these incentives consist of restricted shares, restricted stock units (which may also be referred to as deferred stock units), performance units, and stock options. These awards are administered primarily through the 2010 Equity and Incentive Compensation Plan approved by our shareholders in August 2010. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to our non-employee directors, consultants, officers, and other employees. Deferred stock units granted to non-employee directors vest immediately and, along with dividends credited on those deferred stock units, are paid out in the form of common shares upon termination of service as a non-employee director. At April 30, 2015, there were 5,820,288 shares available for future issuance under this plan.

Under the 2010 Equity and Incentive Compensation Plan, we have the option to settle share-based awards by issuing common shares from treasury, issuing new Company common shares, or issuing a combination of common shares from treasury and new Company common shares.

Stock Options: During 2015, we granted 955,000 stock options under the 2010 Equity and Incentive Compensation Plan. The options vest over a period of one to three years dependent on the continued service of the option holder, as well as the achievement of performance objectives established on the grant date. The exercise price of all options granted is equal to the market value of the shares on the date of grant. All options granted during 2015 have a contractual term of 10 years.

74    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for stock options granted:

2015
Expected volatility (%)	25.0%
Dividend Yield (%)	2.2%
Risk-free interest rate (%)	1.5%
Expected life of stock option (years)	5.6

Expected volatility was calculated in accordance with the provisions of FASB ASC 718, Compensation – Stock Compensation, based on consideration of both historical and implied volatilities. The expected life of a stock option represents the period from the grant date through the expected exercise date of the option. This was calculated using a simplified method whereby the midpoint between the vesting date and the end of the contractual term is utilized to compute the expected term. A simplified method was used in this calculation given the change in demographics since our last stock option issuance in 2005; therefore, we expect that the exercise patterns under this grant will be different from those under previous stock option grants.

The following table is a summary of our option activity.

	Number of Options	Weighted-Average Exercise Price
Outstanding at May 1, 2014	33,667	$ 44.50
Granted	955,000	112.59
Exercised	31,667	44.29
Outstanding at April 30, 2015	957,000	$112.45
Exercisable at April 30, 2015	2,000	$ 47.78

The average remaining contractual term for options outstanding and exercisable at April 30, 2015, are 9.9 and 0.3 years, respectively. The aggregate intrinsic value of options outstanding and exercisable at April 30, 2015, are $3.3 and $0.1, respectively. The options granted in 2015 have a weighted-average grant date fair value of $21.68 per option. No options were granted in 2014 and 2013. The total intrinsic value of options exercised was $1.9, $0.8, and $3.4 for 2015, 2014, and 2013, respectively. The closing market price of our common stock on the last trading day of 2015 was $115.92 per share.

For options granted during 2015, compensation cost will be recognized ratably over the service period for each vesting tranche from the grant date through the end of the requisite service period to the extent the performance objectives are likely to be achieved. Compensation cost for stock option awards totaled $1.2 for the year ended April 30, 2015, and was included in other special project costs in the Statement of Consolidated Income. No compensation cost was incurred during 2014 and 2013. The tax benefit related to the stock option expense for 2015 was $0.4. At April 30, 2015, we had $18.5 of total unrecognized compensation expense, net of estimated forfeitures, related to stock options that will be recognized over a weighted-average period of 2.0 years.

Cash received from option exercises for the years ended April 30, 2015, 2014, and 2013 was $0.8, $0.5, and $2.2, respectively.

2015 ANNUAL REPORT    75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

Other Equity Awards: The following table is a summary of our restricted shares, deferred stock units, and performance units.

	Restricted Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Conversion Date Fair Value
Outstanding at May 1, 2014	839,188	$ 76.54	101,020	$104.91
Granted	109,091	104.82	75,848	111.41
Converted	101,020	104.91	(101,020)	104.91
Vested	(416,328)	68.59	–	–
Forfeited	(36,082)	90.65	–	–
Outstanding at April 30, 2015	596,889	$ 91.21	75,848	$111.41

The weighted-average grant date fair value of equity awards other than stock options that vested in 2015, 2014, and 2013 was $28.6, $20.8, and $11.8, respectively. The vesting date fair value of equity awards other than stock options that vested in 2015, 2014, and 2013 was $43.4, $40.2, and $15.4, respectively. The weighted-average grant date fair value of restricted shares and deferred stock units is the average of the high and the low share price on the date of grant. The weighted-average conversion date fair value of performance units is the average of the high and the low share price on the date of conversion to restricted shares. The following table summarizes the weighted-average fair values of the equity awards granted in 2015, 2014, and 2013.

Year Ended April 30,	Restricted Shares and Deferred Stock Units	Weighted-Average Grant Date Fair Value	Performance Units	Weighted-Average Conversion Date Fair Value
2015	109,091	$104.82	75,848	$111.41
2014	167,134	101.08	101,020	104.91
2013	109,770	76.37	106,666	100.54

The performance units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance units earned during the year. Restricted shares and deferred stock units generally vest four years from the date of grant or upon the attainment of a defined age and years of service, subject to certain retention requirements.

NOTE 11	INCOME TAXES

Income before income taxes is as follows:

	Year Ended April 30,
	2015	2014	2013
Domestic	$500.7	$827.4	$791.9
Foreign	22.3	22.3	25.4
Income before income taxes	$523.0	$849.7	$817.3
The components of the provision for income taxes are as follows:
	Year Ended April 30,
	2015	2014	2013
Current:
Federal	$147.8	$265.4	$262.1
Foreign	4.7	4.2	6.1
State and local	17.9	22.9	20.5
Deferred:
Federal	2.3	(13.9)	(15.6)
Foreign	0.5	2.4	0.9
State and local	4.9	3.5	(0.9)
Total income tax expense	$178.1	$284.5	$273.1

76    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

A reconciliation of the statutory federal income tax rate and the effective income tax rate is as follows:

	Year Ended April 30,
Percent of Pretax Income	2015	2014	2013
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	2.4	1.9	1.8
Domestic manufacturing deduction	(2.9)	(3.0)	(3.1)
Other items – net	(0.4)	(0.4)	(0.3)
Effective income tax rate	34.1%	33.5%	33.4%
Income taxes paid	$199.3	$294.4	$279.2

We are a voluntary participant in the Compliance Assurance Process (“CAP”) program offered by the Internal Revenue Service (“IRS”) and are currently under a CAP examination for the tax year ended April 30, 2015. Through the contemporaneous exchange of information with the IRS, this program is designed to identify and resolve tax positions with the IRS prior to the filing of a tax return, which allows us to remain current with our IRS examinations. The IRS has completed the CAP examinations for tax years ended April 30, 2012, 2013, and 2014. Tax years prior to 2012 are no longer subject to U.S. federal tax examination. With limited exceptions, we are no longer subject to examination for state and local jurisdictions for tax years prior to 2011 and for tax years prior to 2008 for foreign jurisdictions. BAG has been notified that the IRS will examine its federal income tax returns for the fiscal year ending April 27, 2014, and the period ending March 22, 2015.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of our deferred tax assets and liabilities are as follows:

	April 30,
	2015	2014
Deferred tax liabilities:
Intangible assets	$2,499.4	$1,028.7
Property, plant, and equipment	158.0	94.5
Other	9.6	19.4
Total deferred tax liabilities	$2,667.0	$1,142.6
Deferred tax assets:
Post-employment and other employee benefits	$ 143.4	$ 103.3
Tax credit and loss carryforwards	44.8	–
Intangible assets	22.1	7.6
Inventory	11.6	–
Property, plant, and equipment	19.4	–
Other	32.9	29.8
Total deferred tax assets	$ 274.2	$ 140.7
Valuation allowance	(4.2)	–
Total deferred tax assets, less allowance	$ 270.0	$ 140.7
Net deferred tax liability	$2,397.0	$1,001.9

2015 ANNUAL REPORT    77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table summarizes domestic loss and credit carryforwards at April 30, 2015.

	Related Tax Deduction	Deferred Tax Asset	Valuation Allowance	Expiration Date
Tax carryforwards:
Federal loss carryforwards	$104.6	$36.6	$4.2	2035
State loss carryforwards	119.4	5.9	–	2020 to 2035
Federal tax credit carryforwards	–	0.5	–	2035
State tax credit carryforwards	–	1.8	–	2021
Total tax carryforwards	$224.0	$44.8	$4.2

We evaluate the realizability of deferred tax assets for each of the jurisdictions in which we operate. The total valuation allowance increased by $4.2 related to a federal capital loss carryforward recorded with the Big Heart acquisition.

Deferred income taxes have not been provided on approximately $248.6 of undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax deductions or tax credits for foreign taxes paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.

Our unrecognized tax benefits as of April 30, 2015, 2014, and 2013, were $45.0, $29.1, and $29.7, respectively. Of the unrecognized tax benefits, $32.2, $19.5, and $20.6 would affect the effective tax rate, if recognized, as of April 30, 2015, 2014, and 2013, respectively. Our accrual for tax-related net interest and penalties totaled $3.4 as of April 30, 2015, and $2.0 as of April 30, 2014 and 2013. Interest charged to earnings totaled $0.7, $0.1, and $0.3 during 2015, 2014, and 2013, respectively.

Within the next 12 months, it is reasonably possible that we could decrease our unrecognized tax benefits by an estimated $2.1, primarily as a result of the expiration of statute of limitation periods.

A reconciliation of our unrecognized tax benefits is as follows:

	2015	2014	2013
Balance at May 1,	$29.1	$29.7	$24.0
Increases:
Current year tax positions	2.4	5.1	4.8
Prior year tax positions	1.2	0.1	2.5
Acquired businesses	13.4	–	–
Decreases:
Prior year tax positions	0.4	1.6	0.2
Settlement with tax authorities	–	1.5	1.0
Expiration of statute of limitations periods	0.7	2.7	0.4
Balance at April 30,	$45.0	$29.1	$29.7

78    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 12	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss, including the reclassification adjustments for items that are reclassified from accumulated other comprehensive loss to net income, are shown below.

	Foreign Currency Translation Adjustment	Unrealized (Loss) Gain on Cash Flow Hedging Derivatives (A)	Pension and Other Postretirement Liabilities (B)	Unrealized Gain on Available-for-Sale Securities (C)	Accumulated Other Comprehensive Loss
Balance at May 1, 2012	$ 67.0	$(19.2)	$ (134.3)	$ 2.5	$ (84.0)
Reclassification adjustments	–	40.1	20.4	–	60.5
Current period (charge) credit	(5.5)	(27.5)	(16.5)	3.1	(46.4)
Income tax expense	–	(4.6)	(1.0)	(1.1)	(6.7)
Balance at April 30, 2013	$ 61.5	$(11.2)	$ (131.4)	$ 4.5	$ (76.6)
Reclassification adjustments	–	20.9	13.3	(3.7)	30.5
Current period (charge) credit	(29.8)	21.0	31.4	1.9	24.5
Income tax (expense) benefit	–	(15.4)	(15.3)	0.7	(30.0)
Balance at April 30, 2014	$ 31.7	$ 15.3	$ (102.0)	$ 3.4	$ (51.6)
Reclassification adjustments	–	(28.5)	9.8	–	(18.7)
Current period charge	(34.0)	(4.0)	(16.2)	(0.1)	(54.3)
Income tax benefit	–	12.0	2.8	–	14.8
Balance at April 30, 2015	$ (2.3)	$ (5.2)	$ (105.6)	$ 3.3	$(109.8)

(A)	Of the total reclassification adjustments from accumulated other comprehensive loss, $29.1 of income and $20.3 and $39.6 of expense were reclassified to cost of products sold related to commodity derivatives during 2015, 2014, and 2013, respectively. An additional $0.6 during 2015 and 2014, and $0.5 during 2013 was reclassified to interest expense related to the interest rate swap. At April 30, 2015, the remaining balance in accumulated other comprehensive loss related entirely to the interest rate swap.

(B)	Amortization of net losses was reclassified from accumulated other comprehensive loss to selling, distribution, and administrative expenses.

(C)	The gain on the sale of marketable securities was reclassified from accumulated other comprehensive loss to other income – net during 2014.

NOTE 13	RESTRUCTURING

During 2010, we announced plans to restructure our coffee and fruit spreads operations as part of our ongoing efforts to enhance the long-term strength and profitability of our leading brands. Since then, we expanded our restructuring plan to include the Canadian pickle and condiments operations and the capacity expansion of our peanut butter business. Pickle and condiments production was transitioned to third-party manufacturers during 2012. The consolidation of coffee production in New Orleans, Louisiana, related to these restructuring initiatives is complete, and the transitioned retail and foodservice fruit spreads volume is being produced at our new facility in Orrville, Ohio. All of the impacted facilities have been closed, resulting in the reduction of 850 full-time positions as anticipated.

We have incurred total restructuring costs of $263.8 through April 30, 2015. As of April 30, 2015, all restructuring activities related to the approved plans were complete.

2015 ANNUAL REPORT    79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The following table summarizes the restructuring activity, including the liabilities recorded and the total amount incurred.

	Long-Lived Asset Charges	Employee Separation	Site Preparation and Equipment Relocation	Production Start-up	Other Costs	Total
Total restructuring charge	$102.7	$64.0	$45.5	$42.2	$9.4	$263.8
Balance at May 1, 2012	$ –	$ 8.8	$ –	$ –	$ –	$ 8.8
Charge to expense	8.2	3.4	13.4	10.8	3.0	38.8
Cash payments	–	(4.5)	(13.4)	(10.8)	(3.0)	(31.7)
Noncash utilization	(8.2)	–	–	–	–	(8.2)
Balance at April 30, 2013	$ –	$ 7.7	$ –	$ –	$ –	$ 7.7
Charge to expense	2.7	2.6	7.2	7.2	1.1	20.8
Cash payments	–	(8.4)	(7.2)	(7.2)	(1.1)	(23.9)
Noncash utilization	(2.7)	(0.2)	–	–	–	(2.9)
Balance at April 30, 2014	$ –	$ 1.7	$ –	$ –	$ –	$ 1.7
Charge to expense	0.1	0.5	5.3	8.4	1.1	15.4
Cash payments	–	(1.7)	(5.3)	(8.4)	(1.1)	(16.5)
Noncash utilization	(0.1)	–	–	–	–	(0.1)
Balance at April 30, 2015	$ –	$ 0.5	$ –	$ –	$ –	$ 0.5

During the years ended April 30, 2015, 2014, and 2013, total restructuring charges of $15.4, $20.8, and $38.8, respectively, were reported in the Statements of Consolidated Income. Of the total restructuring charges, $1.1, $5.1, and $10.0 were reported in cost of products sold in the years ended April 30, 2015, 2014, and 2013, respectively. The remaining charges were reported in other special project costs. The restructuring costs classified as cost of products sold primarily include long-lived asset charges for accelerated depreciation related to property, plant, and equipment that had been used at the affected production facilities prior to closure.

Employee separation costs include severance, retention bonuses, and pension costs. Severance costs and retention bonuses are recognized over the estimated future service period of the affected employees.

Other costs include professional fees, costs related to closing the facilities, and miscellaneous expenditures associated with the restructuring initiative and are expensed as incurred.

80    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 14	CONTINGENCIES

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

On October 9, 2013, Big Heart entered into a Purchase Agreement with Del Monte Pacific Limited and its subsidiary, Del Monte Foods Consumer Products, Inc. (which changed its name to Del Monte Foods, Inc.) (“DMFI”). Big Heart sold to DMFI the interests of certain subsidiaries related to Big Heart’s consumer products business and generally all assets and liabilities primarily related to the consumer products business for a purchase price of $1.7 billion, subject to a post-closing working capital adjustment. In connection with the closing of the transaction, Big Heart received approximately $110.0 in incremental proceeds representing the preliminary working capital adjustment subject to a true-up in accordance with the terms of the Purchase Agreement. Big Heart made a claim of $16.3 for the working capital adjustment related to the sale of the consumer products business. In June 2014, Big Heart received a notice of disagreement from DMFI disputing the $16.3 working capital adjustment, as well as the incremental preliminary working capital adjustment of approximately $110.0 paid by DMFI at closing. Pursuant to the terms of the Purchase Agreement, the working capital dispute has been submitted to a mutually agreed upon independent certified public accounting firm of national recognition in the U.S. We believe that the working capital adjustment presented to DMFI is appropriate and is in accordance with the terms of the Purchase Agreement, and we plan to vigorously defend Big Heart’s position. However, we cannot currently predict the ultimate outcome of this dispute and have not recorded a receivable or liability as part of the Big Heart acquisition, but are continuing to evaluate the impact on the opening balance sheet.

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

2015 ANNUAL REPORT    81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME	Year Ended April 30, 2015
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$2,998.0	$1,184.0	$6,622.4	$(5,111.7)	$5,692.7
Cost of products sold	2,457.8	1,080.0	5,301.6	(5,115.4)	3,724.0
Gross Profit	540.2	104.0	1,320.8	3.7	1,968.7
Selling, distribution, and administrative expenses and other special project costs	234.9	53.8	799.2	–	1,087.9
Amortization	4.2	–	106.7	–	110.9
Other operating expense (income) - net	0.3	(2.4)	–	–	(2.1)
Operating Income	300.5	52.6	414.9	3.7	772.0
Interest (expense) income - net	(80.7)	1.2	(0.4)	–	(79.9)
Other debt costs	(173.3)	–	–	–	(173.3)
Other income - net	0.6	0.1	3.5	–	4.2
Equity in net earnings of subsidiaries	312.6	131.4	52.7	(496.7)	–
Income Before Income Taxes	360.0	185.3	470.7	(493.0)	523.0
Income taxes	15.1	0.4	162.6	–	178.1
Net Income	$ 344.9	$ 184.9	$ 308.1	$ (493.0)	$ 344.9
Other comprehensive loss, net of tax	(58.2)	(18.5)	(43.3)	61.8	(58.2)
Comprehensive Income	$ 286.7	$ 166.4	$ 264.8	$ (431.2)	$ 286.7
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME	Year Ended April 30, 2014
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$3,162.8	$1,278.8	$6,601.3	$(5,432.3)	$5,610.6
Cost of products sold	2,573.6	1,166.0	5,268.5	(5,428.5)	3,579.6
Gross Profit	589.2	112.8	1,332.8	(3.8)	2,031.0
Selling, distribution, and administrative expenses and other special project costs	197.1	47.5	769.8	–	1,014.4
Amortization	4.2	–	94.7	–	98.9
Other operating (income) expense - net	(1.3)	0.9	(0.9)	–	(1.3)
Operating Income	389.2	64.4	469.2	(3.8)	919.0
Interest (expense) income - net	(80.8)	1.2	(1.5)	1.7	(79.4)
Other income (expense) - net	10.8	–	1.0	(1.7)	10.1
Equity in net earnings of subsidiaries	345.1	141.4	64.4	(550.9)	–
Income Before Income Taxes	664.3	207.0	533.1	(554.7)	849.7
Income taxes	99.1	0.4	185.0	–	284.5
Net Income	$ 565.2	$ 206.6	$ 348.1	$ (554.7)	$ 565.2
Other comprehensive income, net of tax	25.0	27.4	6.0	(33.4)	25.0
Comprehensive Income	$ 590.2	$ 234.0	$ 354.1	$ (588.1)	$ 590.2

82    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME	Year Ended April 30, 2013
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ 4,447.6	$1,296.4	$5,430.3	$(5,276.6)	$5,897.7
Cost of products sold	3,957.3	1,190.6	4,015.0	(5,292.8)	3,870.1
Gross Profit	490.3	105.8	1,415.3	16.2	2,027.6
Selling, distribution, and administrative expenses and other special project costs	199.0	42.9	781.5	–	1,023.4
Amortization	4.8	–	92.0	–	96.8
Other operating (income) expense - net	(2.7)	(2.2)	1.9	–	(3.0)
Operating Income	289.2	65.1	539.9	16.2	910.4
Interest (expense) income - net	(94.4)	1.2	(0.2)	–	(93.4)
Other income (expense) - net	0.7	1.1	(1.5)	–	0.3
Equity in net earnings of subsidiaries	408.6	156.7	66.4	(631.7)	–
Income Before Income Taxes	604.1	224.1	604.6	(615.5)	817.3
Income taxes	59.9	0.4	212.8	–	273.1
Net Income	$ 544.2	$ 223.7	$ 391.8	$ (615.5)	$ 544.2
Other comprehensive income, net of tax	7.4	9.0	4.1	(13.1)	7.4
Comprehensive Income	$ 551.6	$ 232.7	$ 395.9	$ (628.6)	$ 551.6

2015 ANNUAL REPORT    83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING BALANCE SHEETS		April 30, 2015
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$ 7.1	$ –	$ 118.5	$ –	$ 125.6
Inventories	–	180.3	979.6	3.7	1,163.6
Other current assets	427.4	4.8	343.5	(12.6)	763.1
Total Current Assets	434.5	185.1	1,441.6	(8.9)	2,052.3
Property, Plant, and Equipment-Net	258.0	591.3	829.0	–	1,678.3
Investments in Subsidiaries	14,610.4	4,179.7	272.4	(19,062.5)	–
Intercompany Receivable	–	305.2	133.1	(438.3)	–
Other Noncurrent Assets
Goodwill	1,082.0	–	4,927.8	–	6,009.8
Other intangible assets-net	501.1	–	6,449.2	–	6,950.3
Other noncurrent assets	55.6	10.5	125.8	–	191.9
Total Other Noncurrent Assets	1,638.7	10.5	11,502.8	–	13,152.0
Total Assets	$16,941.6	$5,271.8	$14,178.9	$(19,509.7)	$16,882.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$ 484.0	$ 82.6	$ 468.6	$ (12.6)	$ 1,022.6
Noncurrent Liabilities
Long-term debt	5,944.9	–	–	–	5,944.9
Deferred income taxes	106.9	–	2,366.4	–	2,473.3
Intercompany payable	3,080.2	–	–	(3,080.2)	–
Other noncurrent liabilities	238.7	15.2	101.0	–	354.9
Total Noncurrent Liabilities	9,370.7	15.2	2,467.4	(3,080.2)	8,773.1
Total Liabilities	9,854.7	97.8	2,936.0	(3,092.8)	9,795.7
Total Shareholders’ Equity	7,086.9	5,174.0	11,242.9	(16,416.9)	7,086.9
Total Liabilities and Shareholders’ Equity	$16,941.6	$5,271.8	$14,178.9	$(19,509.7)	$16,882.6

84    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING BALANCE SHEETS		April 30, 2014
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$ 6.8	$ –	$ 146.7	$ –	$ 153.5
Inventories	–	173.3	761.4	(3.7)	931.0
Other current assets	360.2	9.9	94.6	(10.1)	454.6
Total Current Assets	367.0	183.2	1,002.7	(13.8)	1,539.1
Property, Plant, and Equipment - Net	233.6	551.1	480.9	–	1,265.6
Investments in Subsidiaries	8,367.6	4,063.3	237.9	(12,668.8)	–
Intercompany Receivable	–	315.5	1,132.2	(1,447.7)	–
Other Noncurrent Assets
Goodwill	1,082.0	–	2,016.2	–	3,098.2
Other intangible assets - net	505.5	–	2,518.8	–	3,024.3
Other noncurrent assets	58.5	11.1	63.4	–	133.0
Total Other Noncurrent Assets	1,646.0	11.1	4,598.4	–	6,255.5
Total Assets	$10,614.2	$5,124.2	$7,452.1	$(14,130.3)	$9,060.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$ 590.7	$ 103.8	$ 201.4	$(10.1)	$ 885.8
Noncurrent Liabilities
Long-term debt	1,873.1	–	–	–	1,873.1
Deferred income taxes	107.6	–	913.1	–	1,020.7
Intercompany payable	2,792.9	–	–	(2,792.9)	–
Other noncurrent liabilities	220.3	12.8	17.9	–	251.0
Total Noncurrent Liabilities	4,993.9	12.8	931.0	(2,792.9)	3,144.8
Total Liabilities	5,584.6	116.6	1,132.4	(2,803.0)	4,030.6
Total Shareholders’ Equity	5,029.6	5,007.6	6,319.7	(11,327.3)	5,029.6
Total Liabilities and Shareholders’ Equity	$10,614.2	$5,124.2	$7,452.1	$(14,130.3)	$9,060.2

2015 ANNUAL REPORT    85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2015
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$ 239.2	$ 87.8	$ 406.2	$ –	$ 733.2
Investing Activities
Businesses acquired, net of cash acquired	(1,240.0)	–	(80.5)	–	(1,320.5)
Additions to property, plant, and equipment	(56.3)	(93.3)	(98.1)	–	(247.7)
Proceeds from disposal of property, plant, and equipment	–	1.1	1.5	–	2.6
Equity investments in subsidiaries	(2,715.3)	–	–	2,715.3	–
Repayments from (disbursements of) intercompany loans	–	10.2	(297.5)	287.3	–
Other - net	–	(5.8)	(24.3)	–	(30.1)
Net Cash (Used for) Provided by Investing Activities	(4,011.6)	(87.8)	(498.9)	3,002.6	(1,595.7)
Financing Activities
Short-term repayments - net	(5.3)	–	(17.1)	–	(22.4)
Proceeds from long-term debt	5,382.5	–	–	–	5,382.5
Repayments of long-term debt, including make-whole payments	(1,580.8)	–	(2,613.1)	–	(4,193.9)
Quarterly dividends paid	(254.0)	–	–	–	(254.0)
Purchase of treasury shares	(24.3)	–	–	–	(24.3)
Proceeds from stock option exercises	0.8	–	–	–	0.8
Investments in subsidiaries	–	–	2,715.3	(2,715.3)	–
Intercompany payable	287.3	–	–	(287.3)	–
Other - net	(33.5)	–	8.0	–	(25.5)
Net Cash Provided by (Used for) Financing Activities	3,772.7	–	93.1	(3,002.6)	863.2
Effect of exchange rate changes on cash	–	–	(28.6)	–	(28.6)
Net decrease in cash and cash equivalents	0.3	–	(28.2)	–	(27.9)
Cash and cash equivalents at beginning of year	6.8	–	146.7	–	153.5
Cash and Cash Equivalents at End of Year	$ 7.1	$ –	$ 118.5	$ –	$ 125.6

( )	Denotes use of cash

86    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2014
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$ 297.8	$ 168.5	$ 389.7	$ –	$ 856.0
Investing Activities
Businesses acquired, net of cash acquired	–	–	(101.8)	–	(101.8)
Additions to property, plant, and equipment	(31.1)	(163.2)	(85.2)	–	(279.5)
Sales and maturities of marketable securities	10.0	–	–	–	10.0
Proceeds from disposal of property, plant, and equipment	–	0.6	10.1	–	10.7
Equity investments in subsidiaries	(108.9)	(17.1)	–	126.0	–
Repayments from (disbursements of) intercompany loans	–	9.3	(283.0)	273.7	–
Other - net	(3.2)	0.2	(6.7)	–	(9.7)
Net Cash (Used for) Provided by Investing Activities	(133.2)	(170.2)	(466.6)	399.7	(370.3)
Financing Activities
Short-term borrowing - net	248.4	–	–	–	248.4
Repayments of long-term debt	(50.0)	–	–	–	(50.0)
Quarterly dividends paid	(238.0)	–	–	–	(238.0)
Purchase of treasury shares	(508.5)	–	–	–	(508.5)
Proceeds from stock option exercises	0.5	–	–	–	0.5
Investments in subsidiaries	–	–	126.0	(126.0)	–
Intercompany payable	273.7	–	–	(273.7)	–
Other - net	8.1	1.7	(37.7)	–	(27.9)
Net Cash (Used for) Provided by Financing Activities	(265.8)	1.7	88.3	(399.7)	(575.5)
Effect of exchange rate changes on cash	–	–	(13.1)	–	(13.1)
Net decrease in cash and cash equivalents	(101.2)	–	(1.7)	–	(102.9)
Cash and cash equivalents at beginning of year	108.0	–	148.4	–	256.4
Cash and Cash Equivalents at End of Year	$ 6.8	$ –	$ 146.7	$ –	$ 153.5

( )	Denotes use of cash

2015 ANNUAL REPORT    87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2013
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$ 201.7	$ 46.4	$ 607.7	$ –	$ 855.8
Investing Activities
Additions to property, plant, and equipment	(33.6)	(103.1)	(69.8)	–	(206.5)
Proceeds from disposal of property, plant, and equipment	–	0.1	3.2	–	3.3
Equity investments in subsidiaries	(3.7)	(174.2)	–	177.9	–
Repayments from (disbursements of) intercompany loans	–	227.4	(693.6)	466.2	–
Other - net	(9.5)	3.4	23.7	–	17.6
Net Cash (Used for) Provided by Investing Activities	(46.8)	(46.4)	(736.5)	644.1	(185.6)
Financing Activities
Repayments of long-term debt	(50.0)	–	–	–	(50.0)
Quarterly dividends paid	(222.8)	–	–	–	(222.8)
Purchase of treasury shares	(364.2)	–	–	–	(364.2)
Proceeds from stock option exercises	2.2	–	–	–	2.2
Investments in subsidiaries	9.9	–	168.0	(177.9)	–
Intercompany payable	466.2	–	–	(466.2)	–
Other - net	3.5	–	(9.7)	–	(6.2)
Net Cash (Used for) Provided by Financing Activities	(155.2)	–	158.3	(644.1)	(641.0)
Effect of exchange rate changes on cash	–	–	(2.5)	–	(2.5)
Net (decrease) increase in cash and cash equivalents	(0.3)	–	27.0	–	26.7
Cash and cash equivalents at beginning of year	108.3	–	121.4	–	229.7
Cash and Cash Equivalents at End of Year	$ 108.0	$ –	$ 148.4	$ –	$ 256.4

( )	Denotes use of cash

88    THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

NOTE 16	COMMON SHARES

Voting: The Amended Articles of Incorporation (“Articles”) provide that each holder of a common share outstanding is entitled to one vote on each matter submitted to a vote of the shareholders, except for the following specific matters:

—	any matter that relates to or would result in the dissolution or liquidation of the Company;
—	the adoption of any amendment to the Articles or Amended Regulations, or the adoption of amended Articles, other than the adoption of any amendment or amended Articles that increases the number of votes to which holders of our common shares are entitled or expands the matters to which time-phased voting applies;
—	any proposal or other action to be taken by our shareholders relating to the Rights Agreement, dated as of May 20, 2009, between the Company and Computershare Trust Company, N.A. or any successor plan;
—	any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan, or other similar plan, arrangement, or agreement;
—	the adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of us or any of our subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of our assets;
—	any matter submitted to our shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of our outstanding common shares) of the Articles, as they may be further amended, or any issuance of our common shares for which shareholder approval is required by applicable stock exchange rules; and
—	any matter relating to the issuance of our common shares or the repurchase of our common shares that the Board of Directors (“Board”) determines is required or appropriate to be submitted to our shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to 10 votes per share if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share must meet one of the following criteria:

—	common shares for which there has not been a change in beneficial ownership in the past four years; or
—	common shares received through our various equity plans that have not been sold or otherwise transferred.

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

2015 ANNUAL REPORT    89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The J. M. Smucker Company

The directors may, at their option, redeem all rights for $0.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire June 3, 2019, unless earlier redeemed, exchanged, or amended by the directors.

In connection with the Big Heart acquisition, we and the rights agent entered into an amendment to the plan providing that neither the approval, execution, delivery, or performance of the merger agreement or the shareholders agreement entered into in connection with the transaction will in any way give rise to any provision of the plan becoming effective, and that none of Blue Holdings I, L.P., the controlling stockholder of BAG, or any of its affiliates will be deemed to be an acquiring person for purposes of the plan.

Repurchase Programs: We did not repurchase any shares in 2015 and at April 30, 2015, had approximately 10.0 million common shares available for repurchase under the Board’s authorizations. We do not expect to repurchase any of these shares in the near term due to our focus on debt repayment.

We repurchased 4.9 million common shares for $495.0 in 2014 and 4.0 million common shares for $359.4 in 2013.

90    THE J. M. SMUCKER COMPANY

DIRECTORS AND OFFICERS

The J. M. Smucker Company

DIRECTORS
Vincent C. Byrd	Nancy Lopez Knight G	Alex Shumate G
Vice Chairman	Founder	Managing Partner, North America
The J. M. Smucker Company	Nancy Lopez Golf Company	Squire Patton Boggs (US) LLP
	Auburn, Alabama	Columbus, Ohio
Kathryn W. Dindo A, E
Retired Vice President and	Elizabeth Valk Long A, E	Mark T. Smucker
Chief Risk Officer	Former Executive Vice President	President and President,
FirstEnergy Corp.	Time Inc.	Consumer and Natural Foods
Akron, Ohio	New York, New York	The J. M. Smucker Company
Paul J. Dolan E	Gary A. Oatey G	Richard K. Smucker
Chairman and Chief Executive Officer	Executive Chairman	Chief Executive Officer
Cleveland Indians	Oatey Co.	The J. M. Smucker Company
Cleveland, Ohio	Cleveland, Ohio
Timothy P. Smucker
Robert B. Heisler, Jr. A	Sandra Pianalto A	Chairman of the Board
Retired Chairman of the Board	Retired President and	The J. M. Smucker Company
KeyBank	Chief Executive Officer
Cleveland, Ohio	Federal Reserve Bank of Cleveland	David J. West
	Cleveland, Ohio	President, Big Heart Pet Food and Snacks
The J. M. Smucker Company

A Audit Committee Member; E Executive Compensation Committee Member; G Nominating and Corporate Governance Committee Member

EXECUTIVE OFFICERS
Timothy P. Smucker	Barry C. Dunaway	Steven Oakland
Chairman of the Board	President, International and	President, Coffee and Foodservice
Chief Administrative Officer
Richard K. Smucker		Jill R. Penrose
Chief Executive Officer	Tamara J. Fynan	Vice President, Human Resources
Vice President, Marketing Services
Dennis J. Armstrong		Christopher P. Resweber
Senior Vice President, Logistics and	Kevin G. Jackson	Senior Vice President,
Operations Support	Vice President and	Corporate Communications and
	General Manager, Foodservice	Public Affairs
Mark R. Belgya
Senior Vice President and	Jeannette L. Knudsen	Julia L. Sabin
Chief Financial Officer	Vice President, General Counsel and	Vice President, Industry and
	Corporate Secretary	Government Affairs
James A. Brown
Vice President, Customer Development	David J. Lemmon	Mark T. Smucker
	Vice President and Managing Director,	President and President,
Vincent C. Byrd	Canada and International	Consumer and Natural Foods
Vice Chairman
	John F. Mayer	David J. West
John W. Denman	Vice President, U.S. Retail Sales	President, Big Heart Pet Food and Snacks
Vice President, Human Resources Operations

2015 ANNUAL REPORT    91

OUR LOCATIONS

The J. M. Smucker Company

CORPORATE OFFICE

Orrville, Ohio

DOMESTIC MANUFACTURING LOCATIONS

Bloomsburg, Pennsylvania	Havre de Grace, Maryland	Oxnard, California
Buffalo, New York	Lawrence, Kansas	Ripon, Wisconsin
Chico, California	Lexington, Kentucky	Scottsville, Kentucky
Cincinnati, Ohio	Livermore, California	Seattle, Washington
Decatur, Alabama	Memphis, Tennessee	Seneca, Missouri
El Paso, Texas	New Bethlehem, Pennsylvania	Suffolk, Virginia
Grandview, Washington	New Orleans, Louisiana (3)	Toledo, Ohio
Harahan, Louisiana	Orrville, Ohio	Topeka, Kansas

INTERNATIONAL MANUFACTURING LOCATION

Sherbrooke, Quebec, Canada

92    THE J. M. SMUCKER COMPANY

SHAREHOLDER INFORMATION CORPORATE OFFICE The J. M. Smucker Company One Strawberry Lane Orrville, Ohio 44667 Telephone: (330) 682-3000 STOCK LISTING Our common shares are listed on the New York Stock Exchange – ticker symbol SJM. CORPORATE WEBSITE To learn more about The J. M. Smucker Company, visit jmsmucker.com. ANNUAL MEETING The annual meeting will be held at 11:00 a.m. Eastern Time, August 12, 2015, in the Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691. CORPORATE NEWS AND REPORTS Corporate news releases, annual reports, and Securities and Exchange Commission filings, including Forms 10-K, 10-Q, and 8-K, are available free of charge on our website, jmsmucker.com/investor-relations. They are also available without cost to shareholders who submit a written request to: The J. M. Smucker Company Attention: Corporate Secretary One Strawberry Lane Orrville, Ohio 44667 CERTIFICATIONS Our Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange’s corporate governance listing standards. We have also filed with the Securities and Exchange Commission certain certifications relating to the quality of our public disclosures. These certifications are filed as exhibits to our Annual Report on Form 10-K. FORWARD-LOOKING STATEMENTS This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference “Forward-Looking Statements” located on page 42 in the “Management’s Discussion and Analysis” section. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Ernst & Young LLP Akron, Ohio DIVIDENDS Our Board of Directors typically declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is approximately two weeks before the payment date. Our dividend disbursement agent is Computershare Investor Services, LLC. SHAREHOLDER SERVICES Our transfer agent and registrar, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters including: Shareholder investment program (CIPSM) –Direct purchase of our common shares – Dividend reinvestment – Automatic monthly cash investments Book-entry share ownership Share transfer matters (including name changes, gifting, and inheritances) Direct deposit of dividend payments Nonreceipt of dividend checks Lost share certificates Changes of address Online shareholder account access Form 1099 income inquiries (including requests for duplicate copies) Shareholders may contact Shareholder Services at the corporate offices regarding other shareholder inquiries. TRANSFER AGENT AND REGISTRAR Computershare P.O. Box 30170 College Station, TX 77842 Telephone: (800) 622-6757 Telephone outside U.S., Canada, and Puerto Rico: (312) 360-5254 Website: computershare.com/investor The J. M. Smucker Company is the owner of all trademarks, except for the following, which are used under license: PillsburyTM, the Barrelhead logo, and the Doughboy character are trademarks of The Pillsbury Company, LLC; Carnation is a trademark of Socit des Produits Nestl S.A.; Dunkin Donuts is a registered trademark of DD IP Holder, LLC; Sweet’N Low, NatraTaste, Sugar In The Raw, and the other “In The Raw” trademarks are registered trademarks of Cumberland Packing Corp. and its affiliates; and Douwe Egberts and Pickwick are registered trademarks of D.E Master Blenders 1753 N.V. Borden and Elsie are also trademarks used under license. K-Cup and Keurig are trademarks of Keurig Green Mountain, Inc., used with permission. Non-GMO Project Verified is a trademark of the Non-GMO Project, Inc. Painting on the front cover by Jonathan Linton, Ashburn, VA. Designed by Corporate Reports Inc. | Atlanta, GA | www.corporatereport.com

SMUCKER’S THE J.M. SMUCEKR COMPANY One Strawberry Lane Orrville, Ohio 44667 330.682.3000 jmsmucker.com