Form 10-K, Exhibit 13
period 2016-04-30
J M SMUCKER Co
filed 2016-06-21
CIK 91419

THE J. M. SMUCKER COMPANY

2016 ANNUAL REPORT

Jif
CREAMY
PEANUT BUTTER
MILK•BONE
LOVED SINCE 1908
RICH, PURE TASTE
MOUNTAIN GROWN
Folgers
CLASSIC ROAS
SMUCKER'S
Strawberry
Preserves

2016 FINANCIAL HIGHLIGHTS

The J.M. Smucker Company

(DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)	YEAR ENDED APRIL 30, 2016	2015
Net sales	$7,811.2	$5,692.7
NET INCOME AND NET INCOME PER COMMON SHARE		
Net income	$ 688.7	$ 344.9
Net income per common share – assuming dilution	$ 5.76	$ 3.33
NON-GAAP INCOME AND INCOME PER COMMON SHARE[A]		
Non-GAAP income	$ 784.6	$ 402.5
Non-GAAP income per common share – assuming dilution	$ 6.57	$ 3.88
COMMON SHARES OUTSTANDING AT YEAR END	116,306,894	119,577,333
NUMBER OF EMPLOYEES	6,910	7,370

CONTENT

U.S. RETAIL COFFEE 4
U.S. RETAIL CONSUMER FOODS 8
U.S. RETAIL PET FOODS 12
INTERNATIONAL AND FOODSERVICE 16
SUSTAINABILITY AT SMUCKER 20

Why We Are, Who We Are... Our Culture – Our Purpose

Please Open ▶

THE J. M. SMUCKER COMPANY

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

We believe we can help strengthen families through the memorable meals and moments they share, and we can help make every day a little more special by nurturing the bonds that bring people together, as well as people and their pets closer together.

And the stronger families are today, the stronger our society will be tomorrow.

Quite simply, life tastes better together.

DEAR SHAREHOLDERS AND FRIENDS,

It has been an extraordinary year of growth, innovation, and transformation for The J.M. Smucker Company as we strengthened our portfolio of brands, connected with customers and consumers in new ways, and invested in new capabilities – all while integrating the largest acquisition in our Company's history.

With the addition of Big Heart Pet Brands ("Big Heart"), we now have three platforms for growth fueled by a strong portfolio of leading and iconic brands to deliver products that engage, delight, and inspire today's consumers as we fulfill *Our Purpose* of *helping to bring families together to share memorable meals and moments.*

As we continue to evolve and transform our Company for the future, we were pleased to announce in fiscal 2016 the election of Mark Smucker as President and Chief Executive Officer. Mark represents the fifth generation of the Company's founding family and is the sixth Chief Executive Officer in our Company's 119-year history. Mark's appointment reflects our Board of Directors' thoughtful approach to succession planning and underscores our focus on the long term. Mark has consistently demonstrated a passion for our culture, visionary leadership, and commitment to growth that will help our Company continue to flourish in the years to come.

Richard Smucker transitioned to the role of Executive Chairman, serving as Chairman of the Board of Directors and providing counsel on major strategic decisions to the Executive Leadership Team. Richard will continue to be a cultural steward, enhancing our Company reputation and visibility with key customers and the community, in addition to advancing our government affairs and industry leadership efforts.

This leadership transition comes at an exciting time for Smucker as we continue to deliver record results and with our brands leading in key market categories. Our fiscal 2016 performance reflects the contributions of several key growth initiatives, including launching on-trend products and delivering against our synergy and working capital targets. Highlights for fiscal 2016 include:

- A 37 percent increase in net sales to $7.8 billion, reflecting a full-year contribution from Big Heart;
- An operating income increase of 48 percent to $1.1 billion, with the contribution of U.S. Retail Pet Foods and U.S. Retail Coffee segment profit as key growth drivers;
- Cash provided by operating activities of $1.5 billion; and
- More than $750 million in cash returned to shareholders in the form of share repurchases and dividends.

One year after the acquisition of Big Heart, we have executed a seamless integration of the pet food and pet snacks business and evolved our organizational structure to sustain long-term growth. We remain committed to achieving $200 million in annual synergies by the end of fiscal 2018, with $37 million in realized savings in fiscal 2016.

LEADING AND ON-TREND BRANDS

We operate with a consumer-first mentality by bringing new products to market that address consumers' ever-changing preferences. Our evolved *Vision* emphasizes #1 and leading brands while acknowledging the importance of emerging, on-trend brands to our portfolio. This approach contributed positive results in fiscal 2016, with net sales from products launched in the past three years representing 10 percent of total net sales. In order to maintain this pace, we are focused on launching the *right* products with a go-to-market strategy that allows us to engage with consumers wherever they shop.

- In our coffee business, we fortified *Folgers*® leadership in roast and ground coffee and earned positive consumer and retailer response with the introduction of *Dunkin' Donuts*® K-Cup® pods. In addition, the smaller but fast-growing *Café Bustelo*® brand posted double-digit sales increases for the second consecutive year as we focused on broadening the brand's appeal to millennial consumers.
- Within consumer foods, we launched new products that address consumers' desire for authenticity, simple ingredients, and convenience with *Smucker's*® *Fruit & Honey*™ fruit spreads, *Jif*™ Peanut Powder, and snack bar offerings from *Jif*® and *Sahale Snacks*® as a few examples of new, on-trend products.
- In pet foods, expanding distribution of the *Natural Balance*® brand in the pet specialty channel helped drive growth in our premium segment. We also broadened our portfolio in

2

pet snacks through the launch of products such as *Meow Mix® Irresistibles®* cat treats, which have rapidly gained market share.

ENGAGING WITH CONSUMERS

We believe the ability to develop and nurture emotional bonds between our brands and consumers is one of our core competencies, with digital marketing as a key component of these efforts. Social media continues to provide an ideal platform through which to engage and communicate with consumers, who often view food as an experience to be shared. Today, we manage more than 100 digital and social media properties supporting our holistic view of consumer engagement and providing valuable insights that can directly influence future innovations.

Our sponsorship of the 2016 U.S. Olympic and Paralympic Teams provides a unique opportunity to reach multiple generations of consumers as we prepare to share the excitement of the 2016 Rio Olympic Games with our consumers and customers through exclusive retailer activation, packaging, advertising, digital, and public relations activities for four leading brands – *Smucker's*, *Folgers*, *Jif*, and *Smucker's Uncrustables®*.

PRIORITIZING FOR THE FUTURE

Looking ahead to fiscal 2017, we are confident in continuing our history of long-term growth and remain committed to increasing shareholder value as we fulfill *Our Purpose*. With a strong foundation, clear strategy, and the right team in place to execute our strategy, we look to accelerate our growth and build on our momentum by focusing on four key priorities:

- Nurturing our culture: Guided by our *Basic Beliefs* of *Quality, People, Ethics, Growth,* and *Independence*, our employees are committed to preserving our unique culture, which fosters an environment in which every employee understands our Strategy and collaborates to achieve more for our Company.
- Delivering the business: The strong performance of our core business is the engine that drives our success, and our overall growth will continue to come from an optimal blend of core performance, innovation, and new ventures.
- Building new capabilities and enhancing existing capabilities: We have a long tradition of industry leadership built upon meaningful partnerships and best-in-class capabilities. Having the right systems, processes, and organizations in place allows us to better serve our constituents.
- Prioritizing our resources for our big ideas: We will ensure we have appropriate resources to support building both our *Smucker's* and *Jif* brands to $1 billion, growing our total pet snacks portfolio to $1 billion, and driving growth in coffee.

With these priorities in place, we are well-positioned to leverage our portfolio of leading and emerging brands while investing in new capabilities and innovations to fuel meaningful top-line growth.

We extend our deep appreciation to our shareholders for your continued support of our Company and to our nearly 7,000 talented employees, whose diligence and teamwork have helped deliver another successful year. We continue to be humbled by their efforts, as well as by their commitment to our Company and each other, as we work together to ensure the "*best is yet to come*".

Sincerely,

Tim | Richard | Mark

Tim Smucker | Richard Smucker | Mark Smucker

June 21, 2016

THE J.M. SMUCKER COMPANY | 2016 ANNUAL REPORT 3

U.S. Retail COFFEE

PILON
Folgers
Black Silk
Folgers
Folgers
DUNKIN' DONUTS
Folgers
CAFE BUSTELO

The U.S. at-home retail coffee category continues to grow, with a compound annual growth rate of 10 percent during the past five years. Smucker remains the clear market leader in the category, led by *Folgers* and *Dunkin' Donuts* and enhanced by our fast-growing *Café Bustelo* brand. We participate in all key segments of at-home coffee – mainstream roast and ground, one-cup, premium, instant, and the growing ready-to-drink category – at a variety of price points, providing consumers with quality, convenience, value, and choice.

5

CAFE BUSTELO

Our coffee business is growing along with consumer demand – we lead the $9.4 billion at-home coffee category with a 27 percent dollar share.

CAPITALIZING ON STRONG AT-HOME COFFEE DEMAND

A daily ritual, an indulgence, a shared experience, an opportunity for flavorful variety – coffee is all this and more to millions of consumers. Our coffee business is growing along with consumer demand – we lead the $9.4 billion at-home coffee category with a 27 percent dollar share. In fiscal 2016, our U.S. Retail Coffee segment net sales totaled $2.2 billion as we drove growth through initiatives that delivered value, convenience, and innovation to consumers. For the year, we achieved record segment profit, which increased 18 percent to $646 million. Consumers embrace at-home coffee across all types and forms. Nearly 80 percent of Americans drink coffee, with four out of five cups consumed in the home. While the one-cup revolution has been a significant growth driver, there is also strong demand across all platforms – from automatic drip to espresso, French press, and instant.

GROWTH FOR AMERICA'S MAINSTREAM COFFEE LEADER

The largest coffee segment by retail sales volume, mainstream roast and ground remains the preferred form of coffee in a majority of households, and *Folgers* is the leader in mainstream coffee. To further solidify the brand's leadership position, in fiscal 2016 we transitioned several of our *Folgers* offerings to a reduced canister size to offer lower price points. This initiative, coupled with an additional price decline that reflected lower green coffee costs, had a positive effect on sales volume and contributed to meaningful growth in our mainstream roast and ground unit sales and market position.

POSITIONING OUR COFFEE PORTFOLIO FOR THE LONG TERM

Millions of U.S. households enjoy the convenience and personalization of a one-cup serving. In fiscal 2016, we significantly expanded our offerings with the launch of *Dunkin' Donuts* K-Cup® pods. Consumers responded positively, as our five *Dunkin' Donuts* varieties quickly gained a solid following in the competitive one-cup market, achieving nearly $220 million in retail sales in its first year on the market. The success of our *Dunkin' Donuts* offerings strengthened our total K-Cup® pod market position to nearly 15 percent across all our brands. We anticipate continued growth, as consumer repeat rates remain strong and as we anticipate introducing new varieties and seasonal offerings to the *Dunkin' Donuts* K-Cup® pod line.

The overall premium segment of at-home coffee represents $2.2 billion in annual retail sales, and we are well-positioned in the segment, with our *Dunkin' Donuts* retail bagged coffee. In fact, *Dunkin' Donuts* Original Blend is the #1 item in the premium category. While we discontinued our smaller *Millstone*® brand, we are adding new varieties and flavors to the *Dunkin' Donuts* line in fiscal 2017, including *Dunkin' Donuts Dunkin' Dark*® coffee, which will contain 30 percent Rainforest Alliance Certified™ coffee. The *Dunkin' Donuts* brand portfolio is characterized by a wide array of varieties and flavors, including the *Dunkin' Donuts Bakery Series*® coffee, and we will continue to offer seasonal flavors to help satisfy consumers seeking variety.

For many consumers, coffee is more than a beverage – it's a way to connect with family and friends, and *Café Bustelo* is uniquely positioned to help foster those connections. Our strategy to grow the brand focuses on both the *Café Bustelo* core Hispanic consumer base as well as millennial consumers. In fiscal 2016, we took an experiential marketing approach to help build awareness of *Café Bustelo* with millennial consumers through participation in music festivals, campus initiatives, and pop-up cafés staged in major cities. This proved highly effective in core markets and contributed to double-digit sales growth last year based on the strong performance of roast and ground as well as K-Cup® pod offerings.

SEGMENT AS A PERCENTAGE OF NET SALES

29%

THE J.M. SMUCKER COMPANY | 2016 ANNUAL REPORT 7

U.S. Retail
CONSUMER FOODS

SAHALE SNACKS
SANTA CRUZ
Martha White
Blueberry
FLOUR
Chocolate Fudge
Crisco
HUNGRY JACK
Jif
Jif TO GO
SMUCKER'S
Uncrustables

From breakfast to lunch and dinner, and snack times in between, our iconic brands, such as *Jif*, *Smucker's*, and *Pillsbury*™, coupled with emerging, on-trend brands like *Santa Cruz Organic*®, *Sahale Snacks*, and *truRoots*®, help address the unique preferences of today's consumers. We participate in multiple center-of-the-store categories with respected brands of fruit spreads, nut butters, baking mixes and frostings, shortening and oils, natural and organic beverages, organic grains, and fruit and snack mixes.

9

HUNGRY JACK

Since acquiring the **Jif** *brand nearly 15 years ago, we have leveraged its strong brand equity to vastly expand the portfolio with value-added items.*

LEVERAGING THE POWER OF ICONIC BRANDS

In fiscal 2016, we made continued progress toward elevating *Jif* and *Smucker's* into $1 billion brands. Leading with innovation, we created new products and usage occasions for *Jif* peanut butter and *Smucker's* fruit spreads and leveraged the continued growth of *Smucker's Uncrustables* sandwiches. While strong brands are important, it's also critical to have the right brand portfolio, and in fiscal 2016, we made the decision to divest our U.S. canned milk business. Net sales for U.S. Retail Consumer Foods totaled $2.3 billion, while segment profit remained steady at $460 million, supported by a one-time gain related to the divestiture.

GROWING *JIF* AND *SMUCKER'S* THROUGH INNOVATION

We are pleased with our overall spreads business, as both *Jif* peanut butter and *Smucker's* fruit spreads grew volume share over the past year. This is supported by a focus on innovation that is on-trend. Since acquiring the *Jif* brand nearly 15 years ago, we have leveraged its strong brand equity to vastly expand the portfolio with value-added items – introducing convenience offerings with *Jif To Go*® and *Jif To Go Dippers*®; providing a no-stir natural offering with *Jif* Natural peanut butter spread; launching snack items such as *Jif Whips*® spreads; and entering the specialty spreads category with *Jif* Almond butter, *Jif* Cashew butter, and *Jif* Hazelnut offerings.

Our emphasis on format and flavor innovation was at the forefront in fiscal 2016, as we continued to expand the portfolio with the introduction of *Jif*™ Bars, which combine peanut butter and granola for a delicious, easy-to-eat, on-the-go snack. We also launched new *Jif* Flavored spreads. Meanwhile, *Jif* Peanut Powder meets the growing consumer demand for plant-based protein and helps expand brand usage as an easy addition to smoothies and baked goods.

Growth of our *Smucker's* brand was led by *Smucker's Uncrustables* sandwiches, which realized its 17th consecutive quarter of double-digit growth, with volume increasing 26 percent for the full year. With 7 percent household penetration, *Smucker's Uncrustables* sandwiches have significant room for growth, as we position the brand as an on-the-go lunchtime and snacking option for consumers of all ages. For our *Smucker's* fruit spreads, we look to inspire new usage occasions and drive relevancy through authentic innovation. For example, our *Smucker's Fruit & Honey* fruit spreads feature simple ingredients and are sweetened with honey, attributes that resonate with today's consumers. We also see more opportunities to evolve our *Smucker's* portfolio in line with mindful snacking trends in the years ahead.

The *Sahale Snacks* brand also aligns well with the mindful snacking trend by offering a unique portfolio of fruit and snack mixes and layered nut bars made with a combination of premium nuts, dried fruits, and spices that are Non-GMO Project® Verified, with no artificial preservatives or flavors.

FINDING OPPORTUNITIES FOR BAKING BRANDS AND NATURAL FOODS

Despite strong market positions and iconic brands like *Crisco*® and *Pillsbury*, the overall baking category remains challenged, reflecting shifts in consumer preferences and aggressive competitive pricing. As a result, we are focused on value-added innovation across our portfolio, including specialty oils such as *Crisco* Organic Coconut Oil, gluten-free baking mix varieties, and products with simple ingredients such as the *Pillsbury Purely Simple*™ line of baking mixes and frostings.

In the natural foods business, we have traditionally enjoyed a strong position in the natural grocery channel, and today we are benefiting from the growth in natural and organic products at conventional grocery retailers. Our *R.W. Knudsen Family*® and *Santa Cruz Organic* brands together represent a dominant leadership position in the natural beverages category. We are also pleased by the further potential of our *truRoots* brand in the growing natural grains, rice, and pasta categories. As we look to increase our exposure to emerging, on-trend brands, we have acquired a minority interest in Numi, Inc., a manufacturer and marketer of premium, fair trade, organic teas, and are excited about the opportunities this investment provides in the organic tea category.

SEGMENT AS A PERCENTAGE OF NET SALES

29%

THE J.M. SMUCKER COMPANY | 2016 ANNUAL REPORT 11

U.S. Retail
PET FOODS

POTATO & DUCK FORMULA
Natural Balance
9Lives
Meow Mix
MILK-BONE
Medium
Kibbles 'n Bits
Milo's Kitchen
GRAIN FREE
Pup-Peroni

Meow Mix, Milk-Bone®, *Natural Balance,* and *Kibbles 'n Bits®* are among the staple brands for pet parents, and we are strengthening these brands through expanded distribution and product innovation. We hold the #1 market share position in dog snacks and #2 position in dry cat food, and enjoy a strong presence in premium pet food and pet snacks. In fiscal 2016, we reached several milestones toward the full integration of Big Heart, the largest acquisition in Smucker history.

13

Pet food and pet snacks is the largest and one of the fastest-growing categories in which we participate, representing $29 billion in annual retail sales.

EXPANDING OUR REACH TO INCLUDE THE ENTIRE FAMILY THROUGH QUALITY AND INNOVATION

Pet snacks and our premium dog food portfolio are the two foremost growth drivers in U.S. Retail Pet Foods and both delivered strong performances in fiscal 2016. Mainstream dog food faced challenges during the year, which impacted overall segment results. For the year, segment net sales totaled $2.3 billion, while segment profit was $392 million.

Pet food and pet snacks is the largest and one of the fastest-growing categories in which we participate, representing $29 billion in annual retail sales. It's easy to see why – more than two-thirds of U.S. households have at least one family pet. Moreover, pet ownership has grown among nearly every demographic segment, most notably millennials and empty nesters. As is true with other Smucker businesses, consumer insights drive and guide our pet food and pet snacks business to deliver industry-leading innovation. Many of the same consumer food trends are equally important within the pet food and pet snacks category, including migration toward premium options, protein, simple ingredients, and the growth of snacking.

Snacks are fast-growing within pet food and our brands are driving the growth of the category. Led by the *Milk-Bone* brand, we enjoy a 40 percent dollar share in the $2.1 billion dog snacks category. New product innovation has been a strong contributor to growth. *Milk-Bone Brushing Chews®* Daily Dental Treats are a transformative product in pet oral care. More innovation can be found in *Milk-Bone Good Morning®* Daily Vitamin Treats, which come in Healthy Joints, Healthy Aging, and Total Wellness varieties and offer a specially formulated blend of nutrients not found in most dog food.

Natural Balance premium pet food for dogs and cats enjoys a strong consumer loyalty rate in the pet specialty channel. *Natural Balance* products are made from carefully selected ingredients that include high-quality fruits and vegetables and unique protein sources. In fiscal 2016, we further expanded the brand's distribution in the pet specialty channel, which contributed significantly to sales growth during the year. We look to continue to strengthen relationships with our retail partners in 2017.

Last year, we introduced a new line of cat treats, *Meow Mix Irresistibles*, as a significant enhancement to our *Meow Mix* portfolio. Available in crunchy or soft varieties, these snacks are made with real salmon, chicken, or tuna, and no artificial flavors. Within just a few months of its launch, *Meow Mix Irresistibles* has earned a 4 percent dollar share in the cat treats category.

We are especially excited about the in-store activities we have planned across our brand portfolio reflecting our partnership with the animated film "*The Secret Life of Pets*," which will be released this summer.

While the more traditional and mainstream pet brands faced competitive and deflationary pressures, we will continue to focus on opportunities to leverage our research and development experience, production capabilities, and portfolio of brands to ensure we are offering consumers the right products to meet their pets' needs.

SEGMENT AS A PERCENTAGE OF NET SALES

29%

THE J.M. SMUCKER COMPANY | 2016 ANNUAL REPORT 15

SMUCKER'S
Concord Grape Jelly
SMUCKER'S
Strawberry Jam
SMUCKER'S
Orange Marmalade
SMUCKER'S
Mixed Fruit Jelly

INTERNATIONAL and FOODSERVICE

MILK-BONE
Small
Robin Hood
farine
TOUT USAGE
ORIGINAL
Robin Hood
folgers
Carnation

Our International and Foodservice businesses include foreign sales and domestic sales outside U.S. retail channels. Our international operations are focused primarily on Canada, Mexico, and China. We are also a preferred supplier of food and beverages to North American foodservice operators, including casual and fine dining establishments, schools and universities, hospitals, and business and industry customers.

Canadian net sales realized a year-over-year increase, including a full-year contribution from the pet food and pet snacks business.

STRENGTHENING OUR POSITION IN FOODSERVICE AND INTERNATIONAL MARKETS

International and Foodservice operations demonstrated positive momentum in several respects in fiscal 2016, including the performance of our coffee and baking portfolio of brands in Canada and the benefits of *Smucker's Uncrustables* sandwiches' re-entry into the United States Department of Agriculture (USDA) school foodservice program. However, the effect of foreign currency from a weak Canadian dollar had a significant impact on reported results, creating an approximate $60 million sales headwind for the year. Net sales totaled $1.1 billion, and segment profit increased 12 percent to $157 million.

Canada is by far our largest International business and accounts for more than 80 percent of our International revenues. In fiscal 2016, and in constant currency, our Canadian net sales realized a year-over-year increase, including a full-year contribution from the pet food and pet snacks business. In grocery, we enjoy strong positions in several areas, with the #1 branded position in six center-of-the-store categories. These include strong brands within the baking aisle, a strategically important and profitable category. *Robin Hood*® has been voted most trusted baking brand by Canadian shoppers based on the 2015 BrandSpark Canadian Shopper Study, and *Carnation*® evaporated milk and *Eagle Brand*® sweetened condensed milk are also consumer favorites. In the condiments aisle, our *Bick's*® brand commands an impressive 58 percent dollar share in pickles. In coffee, *Folgers* has grown to become a more than $100 million brand in Canada, increasing our market position in mainstream coffee. We support these and other leading brands through a robust innovation pipeline and marketing efforts.

With the addition of our pet food and pet snacks brands, we are realizing promising opportunities for growth in Canada. We expect pet food and pet snacks to be a significant driver of our Canadian business for the long term, as we continue to strengthen our distribution and retail relationships. In China, our minority ownership in *Seamild*, a leader in China's growing oat category, continues to provide a valuable opportunity to expand our knowledge of Chinese consumers, as we continue to build our team and further invest in this market.

Our foodservice business had a strong performance in fiscal 2016, driven in part by *Smucker's Uncrustables* sandwiches, as we realized the benefits of the brand's re-entry into the USDA school foodservice program. Foodservice is evenly divided between beverages and food, with a strategy to focus on segments within the industry where brands matter and where we see opportunity for sustained growth. We target segments in which our brands are highly visible to consumers, such as restaurant tabletops, tray lines in health care, and hotel lobbies. In beverage, we provide pre-packaged coffee as well as a complete system of on-demand liquid coffee, including equipment and service.

SEGMENT AS A PERCENTAGE OF NET SALES

13%

THE J.M. SMUCKER COMPANY | 2016 ANNUAL REPORT 19

SUSTAINABILITY AT SMUCKER

Create a better tomorrow by focusing on preserving our culture, ensuring our long-term **Economic** viability, driving positive **Environmental** impact, and being **Socially** responsible.

Respect for the environment and a strong commitment to actively supporting the communities we serve have been defining attributes of our Company since our founding nearly 120 years ago. As always, *Our Purpose* of *helping to bring families together to share memorable meals and moments* drives our commitment to doing the *right* things and doing *things* right for the environment and the communities we serve.

We continue to execute our Sustainability Strategy and have reached ambitious goals, including purchasing 10 percent of our total retail coffee from certified sources and sourcing 100 percent of our direct palm oil purchases from responsible and certified sustainable sources. Additionally, we continue to make progress toward our 2020 environmental goals and are pleased that eight of our plants (including legacy Smucker and pet facilities) diverted 97 percent or more of their waste from landfill to alternative use.

Read about these accomplishments and more in our 2016 Corporate Responsibility Report, available on our website, *jmsmucker.com*.

2020 ENVIRONMENTAL GOALS

95
PERCENT
Divert 95 percent of waste from landfill to alternative use.

15
PERCENT
Reduce water usage by 15 percent.

10
PERCENT
Reduce greenhouse gas emissions by 10 percent.

WASTE DIVERTED FROM LANDFILL*

2015 88.8%
2014 86.2%
2013 87.9%
2012 85.4%
2011 76.5%
2010 73.9%
2009 79.8%

WATER INTENSITY*
(gallons per EU)

2015 2.97
2014 3.16
2013 3.19
2012 4.00
2011 4.06
2010 4.24
2009 4.22

- Equivalent unit (EU) is an internal measure of volume based on tonnage.
- Baseline 2014 intensity based per equivalent unit of production.

EMISSIONS INTENSITY*
(tonnes CO2 per 1,000 EU)

2015 1.30
2014 1.25
2013 1.25
2012 1.22
2011 1.19
2010 1.27
2009 1.27

- Equivalent unit (EU) is an internal measure of volume based on tonnage.
- Baseline 2014 intensity based per equivalent unit of production.

*All metrics recalculated to reflect divestiture of U.S. canned milk facilities in December 2015. Metrics do not yet include facilities from the Big Heart acquisition that occurred on March 23, 2015.

20 THE J.M. SMUCKER COMPANY | 2016 ANNUAL REPORT

GLUTEN FREE* PILLSBURY™ FUNFETTI® FRUIT PIZZA

* Ensure all recipe ingredients are gluten free by referencing the ingredient labels, as products may vary. If uncertain, contact the ingredient manufacturer.

CHOCOLATE OATMEAL PEANUT BUTTER BANANA SMOOTHIE

GRILLED SESAME CHICKEN WITH ORANGE CARROT COUSCOUS

PENNE PASTA WITH BASIL AND FETA CHEESE

BERRY BREAKFAST SMOOTHIE

PILLSBURY™ FUNFETTI® CELEBRATION COOKIE CUPS

CHOCOLATE OATMEAL PEANUT BUTTER BANANA SMOOTHIE

INGREDIENTS
- 1¼ cups apple juice, chilled
- ½ cup old-fashioned rolled oats
- ½ cup Smucker's® Natural Creamy Peanut Butter, stirred
- 1 large banana (6 oz.), peeled and sliced
- 2 tbsp. pure maple syrup
- ⅛ tsp. cinnamon
- ½ cup ice cubes
- Smucker's® Sundae Syrup™ Chocolate Flavored Syrup

PREP TIME: 10 min.
YIELD: 2 (8 oz.) servings

DIRECTIONS
1. PLACE apple juice and oats in blender container. Allow to soften for 3 minutes.
2. ADD peanut butter, banana, maple syrup, cinnamon and ice cubes to apple juice mixture. Process for 45 seconds or until thick and smooth.
3. SQUEEZE chocolate syrup, making a drizzle on inside of glass to decorate. Fill glass with ½ cup of smoothie, squeeze the equivalent of 2 teaspoons chocolate syrup over smoothie. Add another ½ cup of smoothie to within ½-inch from top of glass. Drizzle with additional chocolate and cinnamon, if desired.

©/® The J.M. Smucker Company

GLUTEN FREE* PILLSBURY™ FUNFETTI® FRUIT PIZZA

INGREDIENTS
- Crisco® Original No-Stick Cooking Spray
- 1 package Pillsbury™ Funfetti® Gluten Free Sugar Cookie Mix
- ½ cup Crisco® Pure Vegetable Oil
- 2 tbsp. water
- 1 egg
- 1 (8 oz.) package cream cheese, softened
- ¼ cup Smucker's® Natural Orange Marmalade Fruit Spread
- 4-5 cups fresh fruit combination, such as sliced strawberries, sliced kiwi, whole small berries, cubed pineapple, etc.

PREP TIME: 20 min. READY TIME: 90 min.
COOK TIME: 15 min. YIELD: 16 servings

DIRECTIONS
1. HEAT oven to 375°F. Coat 12-inch pizza pan with no-stick cooking spray.
2. COMBINE cookie mix, oil, water and egg in medium bowl. Mix with spoon until evenly moistened. Press evenly onto prepared pan, just to the edge, to form a crust. Bake 12 to 15 minutes or until light golden brown. Cool completely on wire rack.
3. BEAT cream cheese and marmalade in medium bowl with electric mixer on medium speed until smooth. Spread on cooled crust. Arrange fruit on top of pizza just before serving. Serve immediately.

©/® The J.M. Smucker Company

PENNE PASTA WITH BASIL AND FETA CHEESE

INGREDIENTS
- 1 (8 oz.) package truRoots® Ancient Grain Organic Penne
- 3 tbsp. extra virgin olive oil, plus additional for drizzling
- 1 medium green bell pepper cut into ¼-inch strips
- 1 medium yellow bell pepper cut into ¼-inch strips
- 1¼ cups grape tomatoes, halved
- ⅔ cup pitted Kalamata olives, halved
- 1 tbsp. minced garlic
- 1 (6 oz.) package crumbled feta or goat cheese
- 2 tbsp. fresh chopped basil
- Sea salt and cracked fresh pepper to taste
- Fresh basil sprigs for garnish

PREP TIME: 10 min. YIELD: 4 servings
COOK TIME: 10 min.

DIRECTIONS
1. COOK pasta in large pot of salted boiling water, just until al dente, about 5 to 7 minutes. Drain.
2. HEAT olive oil in large skillet over medium-high heat. Sauté peppers until soft. Reduce heat to medium. Add drained pasta, tomatoes, olives, garlic and cheese, stirring frequently, until cheese begins to melt. Remove skillet from heat. Stir in basil. Season to taste with salt and pepper.
3. DIVIDE pasta evenly onto 4 serving plates. Drizzle pasta with additional olive oil, and garnish with basil sprigs.

©/® The J.M. Smucker Company

GRILLED SESAME CHICKEN WITH ORANGE CARROT COUSCOUS

INGREDIENTS
- 4 boneless, skinless chicken breast halves
- ½ cup sesame vinaigrette, plus additional for serving
- 1 cup couscous
- ¼ tsp. salt
- 1 cup R.W. Knudsen Family® Organic Orange Carrot Juice Blend
- 1 tbsp. extra virgin olive oil
- 1 tbsp. Santa Cruz Organic® Pure Lemon Juice
- ½ cup diced red onion
- 1 cup peeled, seeded and diced cucumber
- 3 tbsp. fresh basil leaves, thinly sliced
- 2 tbsp. chopped fresh parsley
- ½ tsp. cardamom
- 1 tsp. salt
- ¼ tsp. pepper

PREP TIME: 20 min. YIELD: 4 servings
COOK TIME: 10 min.

DIRECTIONS
1. PLACE chicken in a medium bowl and coat completely with vinaigrette. Cover and refrigerate at least 2 hours or overnight.
2. PLACE couscous in small bowl. Bring salt and orange carrot juice to boil in small saucepan.
3. POUR hot juice over couscous. Cover with plastic wrap. Uncover bowl after 5 minutes. Use a fork to "fluff" and separate the couscous. Add remaining ingredients and mix well. Adjust seasoning.
4. HEAT grill to medium heat. Remove chicken from marinade. Season with salt and pepper. Discard marinade. Grill chicken about 6 minutes per side or until internal temperature reaches 165°F. Serve over couscous with drizzle of sesame vinaigrette.

©/® The J.M. Smucker Company

PILLSBURY™ FUNFETTI® CELEBRATION COOKIE CUPS

INGREDIENTS
- Crisco® Original No-Stick Cooking Spray
- 1 package Pillsbury™ Funfetti® Sugar Cookie Mix
- 3 tbsp. Pillsbury™ BEST™ All Purpose Flour
- ½ cup butter, softened
- 1 egg
- ¾ cup Pillsbury™ Confetti™ Funfetti® Vanilla Flavored Frosting
- 1 (8 oz.) package cream cheese, softened

PREP TIME: 60 min. READY TIME: 75 min.
COOK TIME: 15 min. YIELD: 3 dozen

DIRECTIONS
1. HEAT oven to 350°F. Coat 36 mini muffin cups generously with no-stick cooking spray. Blend cookie mix, flour, butter and egg in medium bowl with electric mixer on medium speed until dough forms. Press 1½ teaspoons dough onto bottom and sides of each mini muffin cup.
2. BAKE 10 to 12 minutes or until light golden brown. Let cool 15 minutes. Using tip of sharp knife, remove from pans to wire rack to cool completely.
3. BEAT frosting and cream cheese in medium bowl with electric mixer on medium speed until smooth. Place in decorator bag fitted with star tip. Fill cookie cups with frosting mixture. Sprinkle with candy bits from frosting just before serving.

©/® The J.M. Smucker Company

BERRY BREAKFAST SMOOTHIE

INGREDIENTS
- ½ cup milk
- ½ cup blueberries or raspberries
- ½ cup prepared granola
- 1-2 tbsp. honey
- 3-4 tbsp. Jif® Peanut Powder
- 3-4 ice cubes

PREP TIME: 5 min.
YIELD: 1 serving

DIRECTIONS
PLACE milk, berries, granola, honey, peanut powder and ice cubes in blender container. Cover and process until smooth.

©/® The J.M. Smucker Company

2016 FINANCIAL REVIEW
The J.M. Smucker Company

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
The following table presents selected financial data for each of the five years in the period ended April 30, 2016. The selected financial data should be read in conjunction with the “Results of Operations” and “Financial Condition” sections of “Management’s Discussion and Analysis” and the consolidated financial statements and notes thereto.

	Year Ended April 30,
(Dollars in millions, except per share data)	2016	2015	2014	2013	2012
Statements of Income:
Net sales	$7,811.2	$5,692.7	$5,610.6	$5,897.7	$5,525.8
Gross profit	$2,967.8	$1,968.7	$2,031.0	$2,027.6	$1,845.2
% of net sales	38.0%	34.6%	36.2%	34.4%	33.4%
Operating income	$1,145.3	$772.0	$919.0	$910.4	$778.3
% of net sales	14.7%	13.6%	16.4%	15.4%	14.1%
Net income	$688.7	$344.9	$565.2	$544.2	$459.7
Financial Position:
Cash and cash equivalents	$109.8	$125.6	$153.5	$256.4	$229.7
Total assets	15,984.1	16,806.3	9,041.4	9,010.7	9,095.4
Total debt	5,430.0	6,170.9	2,216.3	2,010.1	2,061.8
Shareholders’ equity	7,008.5	7,086.9	5,029.6	5,148.8	5,163.4
Liquidity:
Net cash provided by operating activities	$1,458.3	$733.2	$856.0	$855.8	$730.9
Capital expenditures	201.4	247.7	279.5	206.5	274.2
Free cash flow (A)	1,256.9	485.5	576.5	649.3	456.7
Quarterly dividends paid	316.6	254.0	238.0	222.8	213.7
Purchase of treasury shares	441.1	24.3	508.5	364.2	315.8
Earnings before interest, taxes, depreciation, and amortization (A)	1,579.1	871.3	1,185.5	1,161.6	1,028.0
Share Data:
Weighted-average shares outstanding	119,436,199	103,691,978	104,332,241	108,827,897	113,263,951
Weighted-average shares outstanding – assuming dilution	119,477,312	103,697,261	104,346,587	108,851,153	113,313,567
Dividends declared per common share	$2.68	$2.56	$2.32	$2.08	$1.92
Earnings per Common Share:
Net income	$5.77	$3.33	$5.42	$5.00	$4.06
Net income – assuming dilution	5.76	3.33	5.42	5.00	4.06
Other Non-GAAP Measures: (A)
Non-GAAP gross profit	$2,968.0	$1,999.4	$2,035.1	$2,032.5	$1,896.9
% of net sales	38.0%	35.1%	36.3%	34.5%	34.3%
Non-GAAP operating income	$1,281.4	$859.3	$948.7	$964.8	$902.5
% of net sales	16.4%	15.1%	16.9%	16.4%	16.3%
Non-GAAP income and income per common share:
Non-GAAP income	$784.6	$402.5	$584.9	$580.4	$541.2
Non-GAAP income per common share – assuming dilution	$6.57	$3.88	$5.61	$5.33	$4.78
(A) Refer to “Non-GAAP Measures” in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.

2016 ANNUAL REPORT    21

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
The J. M. Smucker Company

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2016 and 2015.

(Dollars in millions, except per share data)	Quarter Ended	Net Sales	Gross Profit	Net Income (Loss)	Net Income (Loss) per Common Share	Net Income (Loss) per Common Share – Assuming Dilution

2016	July 31, 2015	$1,952.0	$728.7	$136.4	$1.14	$1.14
	October 31, 2015	2,077.7	787.3	176.0	1.47	1.47
	January 31, 2016	1,973.9	763.8	185.3	1.55	1.55
	April 30, 2016	1,807.6	688.0	191.0	1.61	1.61

2015	July 31, 2014	$1,323.8	$478.7	$116.0	$1.14	$1.14
	October 31, 2014	1,481.8	536.5	158.3	1.55	1.55
	January 31, 2015	1,440.0	522.9	160.9	1.58	1.58
	April 30, 2015	1,447.1	430.6	(90.3)	(0.82)	(0.82)

Annual net income (loss) per common share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods, primarily due to share repurchases in 2016 and the issuance of shares related to the Big Heart Pet Brands acquisition in 2015.

STOCK PRICE DATA

Our common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 306,800 shareholders of record as of June 14, 2016, of which approximately 43,300 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends

2016	July 31, 2015	$120.65	$104.81	$0.67
	October 31, 2015	120.44	104.30	0.67
	January 31, 2016	128.43	111.01	0.67
	April 30, 2016	132.64	121.79	0.67

2015	July 31, 2014	$107.74	$95.89	$0.64
	October 31, 2014	104.51	95.60	0.64
	January 31, 2015	107.21	97.28	0.64
	April 30, 2015	118.64	101.88	0.64

22 THE J. M.SMUCKER COMPANY

COMPARISON OF FIVE-YEAR CUMULATIVE
TOTAL SHAREHOLDER RETURN
The J. M. Smucker Company

	April 30,
	2011	2012	2013	2014	2015	2016
The J. M. Smucker Company	$100.00	$108.73	$144.50	$138.29	$169.87	$190.34
S&P Packaged Foods & Meats	100.00	113.07	144.77	159.30	183.17	213.44
S&P 500	100.00	104.76	122.45	147.48	166.62	168.63
The above graph compares the cumulative total shareholder return for the five years ended April 30, 2016, for our common shares, the S&P Packaged Foods & Meats Index, and the S&P 500 Index. These figures assume all dividends are reinvested when received and are based on $100 invested in our common shares and the referenced index funds on April 30, 2011.

Copyright © 2016 Standard & Poor’s, a division of The McGraw-Hill Companies Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm

2016 ANNUAL REPORT    23

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

(Dollars in millions, unless otherwise noted, except per share data)
DESCRIPTION OF THE COMPANY
For nearly 120 years, The J. M. Smucker Company (“Company,” “we,” “us,” or “our”) headquartered in Orrville, Ohio, has been committed to offering consumers quality products that bring families together to share memorable meals and moments. Today, we are a leading marketer and manufacturer of consumer food and beverage products and pet food and pet snacks in North America. In consumer foods and beverages, our brands include Smucker’s®, Folgers®, Jif®, Dunkin’ Donuts®, Crisco®, Pillsbury®, R.W. Knudsen Family®, Hungry Jack®, Café Bustelo®, Martha White®, truRoots®, Sahale Snacks®, Robin Hood®, and Bick’s®. In pet food and pet snacks, our brands include Meow Mix®, Milk-Bone®, Kibbles ’n Bits®, Natural Balance®, and 9Lives®.
We have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and U.S. Retail Pet Foods. The U.S. retail market segments in total comprised over 85 percent of net sales in 2016 and represent a major portion of our strategic focus – the sale of branded food and beverage products with leadership positions to consumers through retail outlets in North America. In the U.S. retail market segments, our products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, military commissaries, natural foods stores and distributors, and pet specialty stores. Within our segment results, International and Foodservice represents a combination of the strategic business areas not included in the U.S. retail market segments. The products included in International and Foodservice are distributed domestically and in foreign countries through retail channels and foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators).
STRATEGIC OVERVIEW
We remain rooted in our Basic Beliefs of Quality, People, Ethics, Growth, and Independence established by our founder and namesake, Jerome Smucker, more than a century ago. Today, these Basic Beliefs are the core of our unique corporate culture and serve as a foundation for decision-making and actions. During 2016, our Board of Directors elected our sixth chief executive officer, who represents the fifth generation of family leadership in 119 years. This continuity of management and thought extends to the broader leadership team that embodies the values and embraces the business practices that have contributed to our consistent growth.

Our strategic vision is to own and market a portfolio of food brands that combines number one and leading brands with emerging, on-trend brands to drive balanced growth.

Our strategic long-term growth objectives are to increase net sales by 3 percent and earnings per share, measured on a non-GAAP basis, by 8 percent annually on average. We expect organic growth, including new products, to drive much of our top-line growth, while the contribution from acquisitions will vary from year to year.
Net sales has increased at a compound annual growth rate of
10 percent over the past five years, largely driven by the recent acquisition of Big Heart Pet Brands (“Big Heart”), while income per diluted share excluding certain items affecting comparability (“non-GAAP income per diluted share”) has increased at a rate of 7 percent over the same period. Certain items affecting comparability include merger and integration and restructuring costs and unallocated gains and losses on commodity and foreign currency exchange derivatives, which reflect the changes in fair value of these derivative contracts.
During 2015, we acquired Big Heart, a leading producer, distributor, and marketer of premium-quality, branded pet food and pet snacks in the U.S. This transformational acquisition provided an immediate and significant presence in the large and growing pet food and pet snacks categories, and increased our center-of-the-store presence with consumers and retailers.
Net cash provided by operating activities has increased at a compound annual growth rate of 30 percent over the past five years. Our current cash deployment strategy includes a significant focus on debt repayment, the continuation of our dividend policy, and investment in the business through capital expenditures. We will also consider acquisition opportunities and share repurchases.
RESULTS OF OPERATIONS
All comparisons presented in this discussion and analysis are to the corresponding period of the prior year, unless otherwise noted. On March 23, 2015, we completed the acquisition of Big Heart, and on September 2, 2014, we completed the acquisition of Sahale Snacks, Inc. (“Sahale”). We completed the acquisition of Enray Inc. (“Enray”) on August 20, 2013. All of these transactions were accounted for as purchase business combinations, and the operations of each business are included in our consolidated financial statements from the date of acquisition. Due to the timing of the closing of the Big Heart transaction during the fourth quarter of 2015, approximately 11 months of incremental Big Heart operations are included in 2016 results. Our results also include the impact of our licensing and distribution agreement with Cumberland Packing Corp. (“Cumberland”), which commenced on July 1, 2013.

On December 31, 2015, we sold our U.S. canned milk brands and operations to Eagle Family Foods Group LLC, a subsidiary of funds affiliated with Kelso & Company. The transaction included canned milk products that were primarily sold in U.S. retail and foodservice channels under the Eagle Brand® and Magnolia® brands, along with other branded and private label trade names, with annual net sales of approximately $200.0. Our manufacturing facilities in El Paso, Texas, and Seneca, Missouri, were included in the transaction, but our canned milk business in Canada was not included. The operating results for this business were primarily included in the U.S. Retail Consumer Foods segment prior to the sale. We received proceeds from the divestiture of $193.7, which were net of transaction costs and a working capital adjustment, and recognized a pre-tax gain of $25.3.

The acquisition of Big Heart was a cash and stock transaction valued at $5.9 billion, which included the issuance of 17.9 million shares of our common stock to the shareholders of Blue Acquisition Group, Inc., Big Heart’s parent company. After the

24 THE J. M.SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

closing of the transaction, we had approximately 120.0 million common shares outstanding. We assumed $2.6 billion in debt that we repaid at closing and paid an additional $1.2 billion in cash, net of a working capital adjustment. As part of the transaction, new debt of $5.5 billion was borrowed, as discussed in Note 8: Debt and Financing Arrangements.

Total one-time costs related to the Big Heart acquisition are anticipated to be approximately $275.0 and are expected to be incurred through 2018. These costs primarily consist of employee-
related costs, outside service and consulting costs, and other costs related to the acquisition. We have incurred total costs of $181.2 related to the integration of Big Heart, including $145.2 in 2016.

We anticipate synergies related to the Big Heart acquisition, as well as our organization optimization program discussed in the “Restructuring” section of this discussion and analysis, to result in net realized savings of approximately $200.0 annually by the end of 2018. We realized $37.0 of these savings in 2016 and expect to realize $100.0 of incremental savings in 2017.

	Year Ended April 30,
	2016	2015	2014	2016 % Increase	2015 % Increase (Decrease)
Net sales	$7,811.2	$5,692.7	$5,610.6	37%	1%
Gross profit	$2,967.8	$1,968.7	$2,031.0	51%	(3)%
% of net sales	38.0%	34.6%	36.2%
Operating income	$1,145.3	$772.0	$919.0	48%	(16)%
% of net sales	14.7%	13.6%	16.4%
Net income:
Net income	$688.7	$344.9	$565.2	100%	(39)%
Net income per common share – assuming dilution	$5.76	$3.33	$5.42	73%	(39)%
Non-GAAP gross profit (A)	$2,968.0	$1,999.4	$2,035.1	48%	(2)%
% of net sales	38.0%	35.1%	36.3%
Non-GAAP operating income (A)	$1,281.4	$859.3	$948.7	49%	(9)%
% of net sales	16.4%	15.1%	16.9%
Non-GAAP income: (A)
Income	$784.6	$402.5	$584.9	95%	(31)%
Income per common share – assuming dilution	$6.57	$3.88	$5.61	69%	(31)%
(A) Refer to “Non-GAAP Measures” in this discussion and analysis for a reconciliation to the comparable GAAP financial measure.

Summary of 2016
Net sales in 2016 increased 37 percent, driven by the Big Heart acquisition. Approximately 11 months of incremental Big Heart net sales, totaling $2.1 billion, was realized in 2016. Operating income increased 48 percent, driven by the incremental Big Heart business, partially offset by an increase in merger and integration costs. Operating income excluding certain items affecting comparability (“non-GAAP operating income”) increased 49 percent. Net income per diluted share increased 73 percent in 2016, while non-GAAP income per diluted share increased 69 percent. In comparison to the prior year, both 2016 per share measures reflect a benefit from the one-time recognition in 2015 of $173.3 of other debt costs incurred in connection with the Big Heart acquisition and the related refinancing activities, a decrease in our effective tax rate in 2016, and the gain on the divestiture of the U.S. canned milk business. These items were mostly offset by the impact of the issuance of 17.9 million shares of our common stock and an increase in interest expense due to new borrowings in the fourth quarter of 2015 to finance the Big Heart acquisition. For additional information on the change in our effective tax rate, see the “Income Taxes” section of this discussion and analysis.

Summary of 2015
Net sales in 2015 increased 1 percent, reflecting the contribution from acquisitions, partially offset by unfavorable volume/mix in the U.S. Retail Coffee segment. Operating income decreased
16 percent, reflecting the impact of a $47.0 fair value purchase accounting adjustment to acquired Big Heart inventory and Big Heart integration costs of $36.0. Non-GAAP operating income decreased 9 percent over the same period. Net income per diluted share decreased 39 percent in 2015, while non-GAAP income per diluted share decreased 31 percent. The significant decreases from the prior year resulted from the recognition of $173.3 of other debt costs incurred in 2015 in connection with the Big Heart acquisition and the related refinancing activities, as well as the decrease in operating income.

2016 ANNUAL REPORT    25

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

Net Sales
2016 Compared to 2015

	Year Ended April 30,
	2016	2015	Increase (Decrease)%
Net sales	$7,811.2	$5,692.7	$2,118.5	37%
Acquisitions	(2,067.2)	—	(2,067.2)	(36)
Divestiture	—	(47.6)	47.6	1
Foreign currency exchange	59.8	—	59.8	1
Net sales excluding acquisitions, divestiture, and foreign currency exchange (A)	$5,803.8	$5,645.1	$158.7	3%
Amounts may not add due to rounding.

(A)
Net sales excluding acquisitions, divestiture, and foreign currency exchange is a non-GAAP measure used in evaluating performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis. Net sales excluding acquisitions, divestiture, and foreign currency exchange in the table above excludes the incremental impact of the Big Heart and Sahale acquisitions, the U.S. canned milk divestiture, and foreign currency exchange.

The net sales increase in 2016 was driven by incremental Big Heart net sales of $2.1 billion in the current year. Net sales excluding acquisitions, divestiture, and foreign currency exchange increased 3 percent, primarily due to favorable volume/mix, which contributed 4 percentage points to the net sales increase. The favorable volume/mix was driven by Dunkin’ Donuts K-Cup® pods, which were introduced at the beginning of 2016. Net price realization was lower, contributing a 1 percentage point decline to the net sales change, driven mainly by Folgers, Jif, Crisco, and Pillsbury.
2015 Compared to 2014

	Year Ended April 30,
	2015	2014	Increase (Decrease)%
Net sales	$5,692.7	$5,610.6	$82.1	1%
Acquisitions	(295.0)	—	(295.0)	(5)
Distribution agreement	(6.1)	—	(6.1)	—
Foreign currency exchange	35.0	—	35.0	1
Net sales excluding acquisitions, distribution agreement, and foreign currency exchange (A)	$5,426.6	$5,610.6	$(184.0)	(3)%
Amounts may not add due to rounding.

(A)
Net sales excluding acquisitions, distribution agreement, and foreign currency exchange is a non-GAAP measure used in evaluating performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis. Net sales excluding acquisitions, distribution agreement, and foreign currency exchange in the table above excludes the impact of the Big Heart and Sahale acquisitions, the incremental impact of the Enray acquisition and the Cumberland distribution agreement, and foreign currency exchange.
The net sales increase in 2015 reflected a $295.0 contribution from acquisitions, primarily the Big Heart contribution of $244.5. Excluding the impact of acquisitions, the distribution agreement, and foreign currency exchange, net sales decreased 3 percent, primarily due to unfavorable volume/mix in the U.S. Retail Coffee segment driven by the Folgers brand and the impact of the private-label foodservice hot beverage business exits. The impact of net price realization was essentially neutral as lower net price realization on the Jif and Crisco brands mostly offset higher net price realization on the Folgers brand.
Operating Income
The following table presents the components of operating income as a percentage of net sales.

	Year Ended April 30,
	2016	2015	2014
Gross profit	38.0%	34.6%	36.2%
Selling, distribution, and administrative expenses:
Marketing	3.5%	3.1%	3.0%
Advertising	2.2	1.9	2.2
Selling	4.0	3.7	3.6
Distribution	2.9	2.9	2.8
General and administrative	6.7	6.6	6.0
Total selling, distribution, and administrative expenses	19.3%	18.1%	17.6%
Amortization	2.7	1.9	1.8
Other special project costs	1.7	1.0	0.5
Other operating income – net	(0.4)	—	—
Operating income	14.7%	13.6%	16.4%
Amounts may not add due to rounding.
2016 Compared to 2015
Gross profit increased $999.1, or 51 percent, in 2016, primarily due to the incremental Big Heart business. Excluding the incremental Big Heart business, gross profit was still higher, driven by Dunkin’ Donuts K-Cup® pods and the net benefit of a reduction in commodity costs, primarily attributed to green coffee, which was partially offset by lower net pricing. Non-GAAP gross profit increased $968.6, or 48 percent, over the same period and excluded a $36.5 favorable change in the impact of unallocated derivative gains and losses as compared to the prior year.
Selling, distribution, and administrative (“SD&A”) expenses increased $479.0, or 46 percent, in 2016, primarily driven by the incremental Big Heart business and higher selling expense due to royalties related to Dunkin’ Donuts K-Cup® pods. Big Heart SD&A expenses represented a higher percentage of net sales in 2016 than the remainder of the business.
Amortization expense increased $97.5 in 2016, primarily due to the addition of Big Heart finite-lived intangible assets.

26 THE J. M.SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

Operating income increased $373.3, or 48 percent, in 2016, reflecting the incremental Big Heart business and the $25.3 gain on the divestiture of the U.S. canned milk business, partially offset by an increase in Big Heart integration costs of $109.2. Non-GAAP operating income increased $422.1, or 49 percent, over the same period, and excluded the impact of merger and integration costs and the $36.5 favorable change in the impact of unallocated derivative gains and losses as compared to the prior year.
2015 Compared to 2014
Gross profit decreased $62.3, or 3 percent, in 2015, driven by unfavorable volume/mix and the impact of higher costs, which were not fully offset by higher net price realization. Higher green coffee costs in 2015 were not fully recovered by higher net price realization. This unfavorable net impact was partially offset by lower peanut costs in 2015, which were not fully offset by lower net prices. The Big Heart business contributed $46.1 to gross profit in 2015, which included the one-time unfavorable impact of a fair value purchase accounting adjustment to acquired inventory that increased costs of products sold by $47.0. Non-GAAP gross profit decreased $35.7, or 2 percent, over the same period and excluded a $29.8 unfavorable change in the impact of unallocated derivative gains and losses as compared to the prior year.
SD&A expenses increased $42.5, or 4 percent, in 2015, driven by the addition of Big Heart, partially offset by a decrease in marketing expense, mainly in the U.S. Retail Coffee segment.
Amortization expense increased $12.0, or 12 percent, in 2015, primarily due to the addition of Big Heart finite-lived intangible assets during the fourth quarter.
Operating income decreased $147.0, or 16 percent, in 2015, reflecting Big Heart integration costs of $36.0 in 2015. Non-GAAP operating income decreased $89.4, or 9 percent.
Interest Expense and Other Debt Costs
Net interest expense increased $91.2 in 2016, primarily due to the impact of the incremental interest related to the debt issued to partially finance the Big Heart acquisition.
Net interest expense was essentially flat in 2015, as the impact of incremental interest related to the debt issued to partially finance the Big Heart acquisition was offset by the impact of long-term debt repayments made during 2015. In addition to interest expense, we incurred $173.3 of other debt costs during 2015 related to the Big Heart acquisition. The majority of these costs were make-whole payments incurred when we prepaid our outstanding privately placed Senior Notes of $1.1 billion.
Income Taxes
Income taxes increased 62 percent in 2016, due to an 87 percent increase in income before income taxes, partially offset by a lower effective tax rate in 2016. The effective tax rate of 29.6 percent in 2016 was significantly lower than the rate of 34.1 percent in 2015, mainly due to the recognition in the fourth quarter of a $50.5 noncash deferred tax benefit related to the integration of Big Heart into the Company.

Income taxes decreased 37 percent in 2015, primarily as a result of a 38 percent reduction in income before income taxes. The effective tax rate of 34.1 percent in 2015 was slightly higher than the rate in 2014.
Commodities Overview
The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The most significant of these materials, based on annual spend, are green coffee, grains, plastic, peanuts, and edible oils. Green coffee, certain grains, and certain edible oils are traded on active regulated exchanges, and the price of these commodities fluctuates based on market conditions. Derivative instruments, including futures and options, are used to minimize the impact of price volatility for these commodities.
We source green coffee from more than 20 coffee-producing countries. Its price is subject to high volatility due to factors such as weather, global supply and demand, pest damage, investor speculation, and political and economic conditions in the source countries.
We source grains, peanuts, and edible oils mainly from North America. The grains we purchase are mainly wheat and corn. We are one of the largest procurers of peanuts in the U.S. and frequently enter into long-term purchase contracts for various periods of time to mitigate the risk of a shortage of this commodity. The edible oils we purchase are mainly soybean and canola. The price of grains, peanuts, and edible oils are driven primarily by weather, which impacts crop sizes and yield, as well as global demand, especially from large importing countries such as China and India. In addition, the prices of edible oils and certain grains, such as corn, have been impacted by the biofuels industry’s demand for these commodities.
We frequently enter into long-term contracts to purchase plastic packaging, which is sourced mainly from within the U.S. Plastic resin is made from petrochemical feedstock and natural gas feedstock, and the price can be influenced by feedstock, energy, and crude oil prices, as well as global economic conditions.
In 2016, our overall commodity costs were lower than in 2015, primarily due to lower costs for green coffee, milk, oils, and peanuts.
Restructuring
During the fourth quarter of 2016, an organization optimization program was approved as part of our ongoing efforts to reduce costs, integrate, and optimize the combined organization subsequent to the Big Heart acquisition. As previously noted, we anticipate synergies related to the Big Heart acquisition to result in net realized savings of approximately $200.0 annually by the end of 2018. In addition, we anticipate approximately $50.0 of incremental cost savings to be recognized over the next few years.

Total restructuring costs related to the organization optimization program are anticipated to be approximately $40.0, primarily consisting of employee-related, site preparation, equipment relocation, and production start-up costs. In addition, we expect to

2016 ANNUAL REPORT    27

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

invest approximately $15.0 to $17.0 in capital expenditures. The expense incurred in 2016 was not material. The remaining costs are anticipated to be recognized through 2018, with the majority of the costs expected to be recognized in 2017. Upon completion, the restructuring plan will result in a reduction of approximately
125 full-time positions.

As part of this program, we will discontinue the production of coffee at our Harahan, Louisiana, facility and consolidate all roast and ground coffee production into one of our facilities in New Orleans, Louisiana, which we expect to complete by December 2017. Additionally, we will exit two leased facilities in Livermore, California, and consolidate all ancient grains and pasta production into our facility in Chico, California, which we expect to complete by January 2017.
Segment Results
Effective May 1, 2015, our reportable segments were modified to align with the way performance is currently evaluated by our segment management and chief operating decision maker, our Chief Executive Officer, and the way in which we currently report information internally. We now have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and U.S. Retail

Pet Foods. Within our segment results, International and Foodservice represents a combination of the strategic business areas not included in the U.S. retail market segments. The U.S.
Retail Consumer Foods segment is a combination of the former U.S. Retail Consumer Foods segment and the Natural Foods strategic business area, previously included in the former International, Foodservice, and Natural Foods segment. Prior year segment results have been modified to reflect the realignment of our segments.
The U.S. Retail Coffee segment primarily includes the domestic sales of Folgers, Dunkin’ Donuts, and Café Bustelo branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of Jif, Smucker’s, Crisco, and Pillsbury branded products; and the U.S. Retail Pet Foods segment primarily includes domestic sales of Meow Mix, Milk-Bone, Natural Balance,
Kibbles ’n Bits, 9Lives, Pup-Peroni®, Nature’s Recipe®, and Gravy Train® branded products. International and Foodservice is comprised of products distributed domestically and in foreign countries through retail channels and foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators).

	Year Ended April 30,
	2016	2015	2014	2016 % Increase (Decrease)	2015 % Increase (Decrease)
Net sales:
U.S. Retail Coffee	$2,239.2	$2,076.1	$2,161.7	8%	(4)%
U.S. Retail Consumer Foods	2,269.7	2,330.8	2,379.9	(3)	(2)
U.S. Retail Pet Foods	2,250.4	239.1	—	n/m	n/a
International and Foodservice	1,051.9	1,046.7	1,069.0	—	(2)
Segment profit (loss):
U.S. Retail Coffee	$645.9	$549.2	$639.8	18%	(14)%
U.S. Retail Consumer Foods	459.9	459.2	420.1	—	9
U.S. Retail Pet Foods	392.0	(15.3)	—	n/m	n/a
International and Foodservice	156.8	140.4	140.7	12	—
Segment profit (loss) margin:
U.S. Retail Coffee	28.8%	26.5%	29.6%
U.S. Retail Consumer Foods	20.3	19.7	17.7
U.S. Retail Pet Foods	17.4	(6.4)	—
International and Foodservice	14.9	13.4	13.2

U.S. Retail Coffee
The U.S. Retail Coffee segment net sales increased 8 percent in 2016, reflecting favorable volume/mix, which contributed
9 percentage points of growth, driven by Dunkin’ Donuts K-Cup® pods. Within the Folgers brand, growth in mainstream roast and ground offerings was offset by a decline in Folgers K-Cup® pods. Segment profit increased $96.7, reflecting the benefit of lower green coffee costs, which was partially offset by lower net price realization, and the contribution from Dunkin’ Donuts K-Cup® pods.

In May 2016, in response to sustained declines in green coffee costs, we announced a 6 percent list price decrease for the majority of our packaged coffee products sold in the U.S., excluding
K-Cup® pods.

The U.S. Retail Coffee segment net sales decreased 4 percent in 2015, driven by unfavorable volume/mix, which contributed
7 percentage points to the net sales decline, primarily due to an
11 percent volume decrease in the Folgers brand. The impact of the unfavorable volume/mix was partially offset by favorable net price realization. The benefit of list price increases taken in 2015 was partially offset by the impact of an increase in promotional spending during the year. Segment profit decreased $90.6 in 2015, primarily due to the impact of the unfavorable volume/mix and the unfavorable impact of higher costs, which were not fully recovered by higher net price realization, driven by K-Cup® pods profitability. A decrease in marketing expense contributed favorably to segment profit in 2015.

28 THE J. M.SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

U.S. Retail Consumer Foods
The U.S. Retail Consumer Foods segment net sales decreased
3 percent in 2016, primarily due to lower net price realization and the impact of $41.0 of noncomparable net sales in the prior year related to the divested U.S. canned milk business, slightly offset by favorable volume/mix. The lower net price realization was primarily related to the Jif, Crisco, and Pillsbury brands. The favorable volume/mix, which contributed 1 percentage point of growth to segment net sales, was led by Smucker’s Uncrustables® frozen sandwiches and Jif peanut butter, slightly offset by Pillsbury baking mixes and frosting. Volume for Smucker’s Uncrustables increased 26 percent. Segment profit was flat in 2016, compared to 2015, as overall lower commodity costs, primarily for milk, oils, and peanuts, and the $25.3 gain on the divestiture of the U.S. canned milk business were offset by lower net price realization and higher manufacturing overhead costs.
Net sales for the U.S. Retail Consumer Foods segment decreased
2 percent in 2015, reflecting lower net price realization, primarily for the Jif and Crisco brands, and unfavorable volume/mix, which contributed 1 percentage point to the net sales decline, partially offset by a $49.7 combined contribution from the Sahale business and the incremental impact of the Enray acquisition. Smucker’s Uncrustables frozen sandwiches volume increased 17 percent, while volume for the Pillsbury brand decreased 5 percent, and was the primary contributor to the unfavorable volume/mix for the segment. Segment profit increased $39.1 in 2015, driven by lower commodity costs, primarily for peanuts and oils, which were not entirely offset by lower net price realization.
U.S. Retail Pet Foods
The U.S. Retail Pet Foods segment contributed net sales of
$2.3 billion in 2016, representing low single-digit percent growth compared to the results of the business for the prior year, the majority of which were reported under previous ownership. The net sales increase was driven by distribution gains for the Natural Balance brand and growth in Milk-Bone dog snacks, which more than offset declines in Kibbles’n Bits dry dog food and Meow Mix cat food. The segment contributed profit of $392.0 in 2016, impacted by lower commodity costs and favorable volume/mix as compared to the prior year, partially offset by lower net price realization, reflecting incremental promotional activities.
The U.S. Retail Pet Foods segment had net sales of $239.1 and a segment loss of $15.3 for 2015, representing the six weeks of operations following the close of the acquisition. The segment loss reflected the one-time unfavorable impact of a fair value purchase accounting adjustment to acquired inventory, which increased cost of products sold for the segment. Incremental promotional spending and marketing expense to support new product introductions and certain other initiatives also reduced segment profit.
International and Foodservice
International and Foodservice net sales were flat in 2016, compared to 2015, as incremental Big Heart net sales of $36.9 and favorable volume/mix, which contributed 3 percentage points of growth to net sales, were mostly offset by the $59.8 unfavorable impact of foreign currency exchange. Segment profit increased $16.4, reflecting favorable volume/mix in Foodservice, which was partially offset by the unfavorable net impact of lower prices and lower costs. In Canada, the benefit of higher net price realization, decreased marketing expense, and favorable volume/mix offset the impact of a weaker Canadian dollar compared to a year ago. We expect the impact of foreign currency exchange to remain unfavorable into next fiscal year.
Net sales for International and Foodservice decreased 2 percent in 2015. Excluding the impact of acquisitions, the incremental impact of Cumberland, and foreign currency exchange, net sales was flat, compared to 2014. Unfavorable volume/mix, which contributed
1 percentage point to the net sales change, reflected the impact of the planned exit of our private label foodservice hot beverage business and decreases in the Robin Hood and Five Roses® brands. Segment profit was flat in 2015, compared to 2014, impacted by the realization of higher costs in Canada, which were attributed to sourcing certain products from the U.S., reflecting the impact of a weaker Canadian dollar compared to 2014, and an increase in green coffee costs. The impact of higher costs and the volume decline were mostly offset by favorable mix in the foodservice business.
FINANCIAL CONDITION
Liquidity
Our principal source of funds is cash generated from operations, supplemented by borrowings against our commercial paper program and revolving credit facility. Total cash and cash equivalents decreased to $109.8 at April 30, 2016, compared to $125.6 at April 30, 2015.
We have historically expected a significant use of cash to fund working capital requirements during the first half of each fiscal year, primarily due to the buildup of inventories to support the Fall Bake and Holiday period, the additional increase of coffee inventory in advance of the Atlantic hurricane season, and seasonal fruit procurement. We expected cash provided by operations in the second half of the fiscal year to significantly exceed the amount in the first half of the year, upon completion of the Fall Bake and Holiday period. Although we still expect an inventory buildup during the first half of the fiscal year within the U.S. Retail Coffee and U.S. Retail Consumer Foods businesses for the reasons noted above, our working capital requirements have become less seasonal overall with the addition of the pet food business. Total cash provided by operating activities in the second half of 2016 was $877.8, as compared to $580.5 provided through the first half of the year.

2016 ANNUAL REPORT    29

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

The following table presents selected cash flow information.

	Year Ended April 30,
	2016	2015	2014
Net cash provided by operating activities	$1,458.3	$733.2	$856.0
Net cash provided by (used for) investing activities	21.7	(1,595.7)	(370.3)
Net cash (used for) provided by financing activities	(1,496.2)	863.2	(575.5)
Net cash provided by operating activities	$1,458.3	$733.2	$856.0
Additions to property, plant, and equipment	(201.4)	(247.7)	(279.5)
Free cash flow (A)	$1,256.9	$485.5	$576.5

(A)
Free cash flow is a non-GAAP measure used by management to evaluate the amount of cash available for debt repayment, dividend distribution, acquisition opportunities, share repurchases, and other corporate purposes.

Cash provided by operating activities increased $725.1 in 2016, mainly due to an increase in net income adjusted for noncash items, notably depreciation and amortization, and a decrease in working capital, driven by a decrease in inventory and the timing of certain accrued liabilities. During 2016, we established a working capital reduction target of $200.0, the majority of which was achieved in 2016. The remainder is expected to be achieved by the end of 2017. This initiative, as well as the impact of lower green coffee costs, drove the reduction in inventory during 2016.
Cash provided by operating activities decreased $122.8 in 2015, primarily due to reduced net income in 2015, as well as a greater amount of cash required to fund working capital, driven by the payment in the fourth quarter of 2015 of liabilities assumed as part of the Big Heart acquisition.
Cash provided by investing activities in 2016 consisted primarily of $193.7 in proceeds from the divestiture of the U.S. canned milk business and a $34.8 reduction in our derivative cash margin account balances during 2016, mostly offset by $201.4 in capital expenditures. In 2015, cash used for investing activities consisted primarily of $1.3 billion related to the acquisitions of Big Heart and Sahale and $247.7 in capital expenditures. In 2014, cash used for investing activities consisted primarily of $279.5 in capital expenditures and $101.8 related to the acquisitions of Enray and Silocaf of New Orleans, Inc.
Cash used for financing activities in 2016 consisted primarily of $800.0 in repayments on our $1.8 billion Term Loan (as hereinafter defined), the purchase of treasury shares for $441.1, mainly representing the repurchase of 3.4 million common shares available under Board of Directors’ authorizations, and dividend payments of $316.6. Cash provided by financing activities during 2015 consisted primarily of $5.4 billion in long-term debt proceeds, which were partially offset by $4.2 billion in long-term debt repayments and dividend payments of $254.0. New borrowings in 2015 were comprised of the $1.8 billion Term Loan and $3.7 billion in Senior Notes. Long-term debt repayments in 2015 were comprised of the $2.6 billion repayment of the Big

Heart debt assumed, the $1.1 billion prepayment of our outstanding privately placed Senior Notes and the related make-whole payments, the $200.0 prepayment on the $1.8 billion Term Loan, and the $100.0 scheduled repayment of certain Senior Notes. Cash used for financing activities during 2014 consisted primarily of the purchase of treasury shares for $508.5, mainly representing the repurchase of 4.9 million common shares available under a Board of Directors’ authorization, dividend payments of $238.0, and a Senior Notes principal payment of $50.0, partially offset by $248.4 of borrowings under our revolving credit facility.
Capital Resources
The following table presents our capital structure.

	April 30,
	2016	2015
Short-term borrowings	$284.0	$226.0
Long-term debt, less current portion	5,146.0	5,944.9
Total debt	$5,430.0	$6,170.9
Shareholders’ equity	7,008.5	7,086.9
Total capital	$12,438.5	$13,257.8
In March 2015, we entered into a senior unsecured delayed-draw Term Loan Credit Agreement (“Term Loan”) with a syndicate of banks and an available commitment amount of $1.8 billion. The weighted-average interest rate on the Term Loan at April 30, 2016, was 1.69 percent. The Term Loan requires quarterly amortization payments of 2.50 percent of the original principal amount starting in the third quarter of 2016. Voluntary prepayments are permitted without premium or penalty and are applied to the schedule of required quarterly minimum payment obligations in direct order of maturity. As of April 30, 2016, we have prepaid $1.0 billion on the Term Loan to date, including $800.0 in 2016, and therefore no additional payments are required until final maturity of the loan agreement on March 23, 2020.
Also in March 2015, we completed an offering of $3.7 billion in Senior Notes due beginning March 15, 2018 through March 15, 2045. The proceeds from the offering, along with the Term Loan, were used to partially finance the Big Heart acquisition, pay off the debt assumed as part of the Big Heart acquisition, and prepay our privately placed Senior Notes.
We have available a $1.5 billion revolving credit facility with a group of 11 banks that matures in September 2018. Additionally, under our commercial paper program, we can issue short-term, unsecured commercial paper not to exceed $1.0 billion at any time. The commercial paper program is backed by our revolving credit facility and reduces what we can borrow under the revolving credit facility by the amount of commercial paper outstanding. Along with the revolving credit facility, commercial paper is used as a continuing source of short-term financing for general corporate purposes. As of April 30, 2016, we had $284.0 of short-term borrowings outstanding, all of which were issued under our commercial paper program, at a weighted-average interest rate of 0.65 percent.
During 2016, we reduced total debt by $740.9, driven by the $800.0 prepayment on the Term Loan, partially offset by an

30 THE J. M.SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

increase in short-term borrowings outstanding. We intend to continue our focus on debt repayment in the near term. Reducing our leverage will provide the flexibility to consider other strategic uses of cash, including acquisition opportunities and share repurchases.
We are in compliance with all of our debt covenants. For additional information on our new borrowings, sources of liquidity, and debt covenants, see Note 8: Debt and Financing Arrangements.
On March 31, 2016, we entered into a 10b5-1 trading plan (“the Plan”) to facilitate the repurchase of 2.0 million common shares under the Board of Directors’ authorizations. Purchases under the Plan commenced on April 1, 2016, and concluded on April 30, 2016, and were transacted by a broker based upon the guidelines and parameters of the Plan. During 2016, we repurchased a total of 3.4 million shares, including 2.0 million shares under the Plan, for $437.8. At April 30, 2016, approximately 6.6 million common shares were available for repurchase under the Board of Directors’ authorizations. There is no guarantee as to the exact number of shares that may be repurchased or when such purchases may occur.
The following table presents certain cash requirements related to 2017 financing and investing activities. Although no principal payments are required on our debt obligations in 2017 due to the $1.0 billion prepayment to date on the $1.8 billion Term Loan, we intend to utilize a portion of cash provided by operations for further debt repayment as noted above. Additionally, in 2018, a portion of our Senior Notes will mature and a $500.0 principal payment will be required at that time.

Projection Year Ending April 30, 2017
Dividend payments – based on current rates and common shares outstanding	$310.0
Capital expenditures	240.0
Interest payments – based on current interest rate outlook	160.0
Absent any further acquisitions or other significant investments, we believe that cash on hand, combined with cash provided by operations and borrowings available under our commercial paper program and revolving credit facility, will be sufficient to meet cash requirements for the next 12 months. As of April 30, 2016, total cash and cash equivalents of $99.4 was held by our international subsidiaries. We do not intend to repatriate these funds to meet these cash requirements. Should we repatriate these funds, we will be required to provide taxes based on the applicable U.S. tax rates, net of any foreign tax credit consideration.

NON-GAAP MEASURES
We use non-GAAP financial measures including: net sales excluding acquisitions, divestiture, distribution agreement, and foreign currency exchange; non-GAAP gross profit, operating income, income, income per diluted share; earnings before interest, taxes, depreciation, and amortization; and free cash flow, as key measures for purposes of evaluating performance internally. In addition, non-GAAP income per diluted share and free cash flow are used as components of the Board of Directors’ measurement of performance for incentive compensation purposes. We believe that these measures provide useful information to investors because they are the measures we use to evaluate performance on a comparable year-over-year basis. Non-GAAP measures exclude certain items affecting comparability, which include merger and integration and restructuring costs (“special project costs”) and unallocated gains and losses on commodity and foreign currency exchange derivatives (“unallocated derivative gains and losses”). The special project costs relate to specific merger and integration and restructuring projects that are each nonrecurring in nature and can significantly affect the year-over-year assessment of operating results. Unallocated derivative gains and losses reflect the changes in fair value of our commodity and foreign currency exchange contracts and affect comparability on a year-over-year basis. These non-GAAP financial measures are not intended to replace the presentation of financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). Rather, the presentation of these non-GAAP financial measures supplements other metrics we use to internally evaluate our businesses and facilitate the comparison of past and present operations and liquidity. These non-GAAP financial measures may not be comparable to similar measures used by other companies and may exclude certain nondiscretionary expenses and cash payments.

2016 ANNUAL REPORT    31

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

The following table reconciles certain non-GAAP financial measures to the comparable GAAP financial measure. See page 26 for a reconciliation of net sales adjusted for certain noncomparable items to the comparable GAAP financial measure.

	Year Ended April 30,
	2016	2015	2014	2013	2012
Gross profit reconciliation:
Gross profit	$2,967.8	$1,968.7	$2,031.0	$2,027.6	$1,845.2
Unallocated derivative (gains) losses	(12.0)	24.5	(5.3)	(6.6)	8.5
Cost of products sold – special project costs	12.2	6.2	9.4	11.5	43.2
Non-GAAP gross profit	$2,968.0	$1,999.4	$2,035.1	$2,032.5	$1,896.9
Operating income reconciliation:
Operating income	$1,145.3	$772.0	$919.0	$910.4	$778.3
Unallocated derivative (gains) losses	(12.0)	24.5	(5.3)	(6.6)	8.5
Cost of products sold – special project costs	12.2	6.2	9.4	11.5	43.2
Other special project costs	135.9	56.6	25.6	49.5	72.5
Non-GAAP operating income	$1,281.4	$859.3	$948.7	$964.8	$902.5
Net income reconciliation:
Net income	$688.7	$344.9	$565.2	$544.2	$459.7
Income taxes	289.2	178.1	284.5	273.1	241.5
Unallocated derivative (gains) losses	(12.0)	24.5	(5.3)	(6.6)	8.5
Cost of products sold – special project costs	12.2	6.2	9.4	11.5	43.2
Other special project costs	135.9	56.6	25.6	49.5	72.5
Non-GAAP income before income taxes	$1,114.0	$610.3	$879.4	$871.7	$825.4
Income taxes, as adjusted (A)	329.4	207.8	294.5	291.3	284.2
Non-GAAP income	$784.6	$402.5	$584.9	$580.4	$541.2
Weighted-average shares – assuming dilution	119,477,312	103,697,261	104,346,587	108,851,153	113,313,567
Non-GAAP income per common share – assuming dilution	$6.57	$3.88	$5.61	$5.33	$4.78
Reconciliation to net income:
Net income	$688.7	$344.9	$565.2	$544.2	$459.7
Income taxes	289.2	178.1	284.5	273.1	241.5
Interest expense – net	171.1	79.9	79.4	93.4	79.8
Depreciation	221.7	157.5	157.5	154.1	158.9
Amortization	208.4	110.9	98.9	96.8	88.1
Earnings before interest, taxes, depreciation, and amortization	$1,579.1	$871.3	$1,185.5	$1,161.6	$1,028.0
Free cash flow:
Net cash provided by operating activities	$1,458.3	$733.2	$856.0	$855.8	$730.9
Additions to property, plant, and equipment	(201.4)	(247.7)	(279.5)	(206.5)	(274.2)
Free cash flow	$1,256.9	$485.5	$576.5	$649.3	$456.7
(A) Income taxes, as adjusted is based upon our GAAP effective tax rate and reflects the impact of items excluded from GAAP net income to derive non-GAAP income.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have material off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, and are not material to our results of operations, financial condition, or cash flows.

32 THE J. M.SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations by fiscal year at April 30, 2016.

	Total	2017	2018–2019	2020–2021	2022 and beyond
Long-term debt obligations, including current portion (A)	$5,150.0	$—	$500.0	$1,250.0	$3,400.0
Interest payments (B)	1,956.2	163.9	325.4	285.0	1,181.9
Operating lease obligations (C)	200.7	39.4	68.0	46.4	46.9
Purchase obligations (D)	1,223.2	940.8	282.1	0.3	—
Other liabilities (E)	346.5	31.6	35.1	15.6	264.2
Total	$8,876.6	$1,175.7	$1,210.6	$1,597.3	$4,893.0

(A)	Excludes the impact of offering discounts, make-whole payments, and debt issuance costs.

(B)	Includes interest payments on our long-term debt, which reflects estimated payments for our variable-rate debt based on the current interest rate outlook.

(C)	Includes the minimum rental commitments under non-cancelable operating leases.

(D)
Includes agreements that are enforceable and legally bind us to purchase goods or services, including certain obligations related to normal, ongoing purchase obligations in which we have guaranteed payment to ensure availability of raw materials, packaging supplies, and co-pack arrangements. We expect to receive consideration for these purchase obligations in the form of materials and services. These purchase obligations do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated.

(E)
Mainly consists of projected commitments associated with our defined benefit pension and other postretirement benefit plans. The liability for unrecognized tax benefits and tax-related net interest of $44.4 under Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, is excluded, since we are unable to reasonably estimate the timing of cash settlements with the respective taxing authorities.

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
Revenue Recognition: We recognize revenue, net of estimated returns and allowances, when all of the following criteria have been met: a valid customer order with a determinable price has been received; title and risk of loss have transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.
In connection with the integration of the Big Heart business and to achieve consistency across the majority of our customer base, we modified our standard shipping terms during the fourth quarter of 2016. Our products are shipped with FOB destination terms, with the exception of certain export customers and those customers that elect to pick up. The change to our terms did not have a material impact on the year ended April 30, 2016.
Trade marketing and merchandising programs are classified as a reduction of sales. A provision for estimated returns and allowances is recognized as a reduction of sales at the time revenue is recognized.

Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques, including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. Subsequent period adjustments have approximated 1 percent of both consolidated pretax income and cash provided by operating activities in 2016, 2015, and 2014. However, as total promotional expenditures, including amounts classified as a reduction of sales, represented 31 percent of net sales in 2016, the possibility exists that reported results could be different if factors such as the level and success of the promotional programs or other conditions differ from expectations.

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

2016 ANNUAL REPORT    33

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

and projected future taxable income levels. Changes in estimated realization of deferred tax assets would result in an adjustment to income in the period in which that determination is made, unless such changes are determined to be an adjustment to goodwill within the allowable measurement period under the acquisition method of accounting.
The future tax benefit arising from the net deductible temporary differences and tax carryforwards is $252.9 and $270.0 at April 30, 2016 and 2015, respectively. We believe that the earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance would have been provided.
Long-Lived Assets: Long-lived assets, other than goodwill and other indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates, and different estimates could yield different results. There are no events or changes in circumstances of which we are aware that indicate the carrying value of our long-lived assets may not be recoverable at April 30, 2016.
Goodwill and Other Indefinite-Lived Intangible Assets:
A significant portion of our assets is goodwill and other intangible assets, the majority of which are not amortized but are reviewed at least annually for impairment. At April 30, 2016, the carrying value of goodwill and other intangible assets totaled $12.6 billion, compared to total assets of $16.0 billion and total shareholders’ equity of $7.0 billion. If the carrying value of these assets exceeds the current estimated fair value, the asset is considered impaired and this would result in a noncash charge to earnings. Any such impairment charge would reduce earnings and could be material. Events and conditions that could result in impairment include a sustained drop in the market price of our common shares, increased competition or loss of market share, obsolescence, or product claims that result in a significant loss of sales or profitability over the product life.
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
At April 30, 2016, goodwill totaled $6.1 billion. Goodwill is substantially concentrated within the U.S. Retail Pet Foods, U.S. Retail Coffee, and U.S. Retail Consumer Foods segments. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2016. The estimated fair value of each of our seven reporting units was substantially in excess of its carrying value as of the annual test date, with the exception of the Pet Foods reporting unit, for which its fair value exceeded its carrying value by $198.0, or 4 percent. A sensitivity analysis was performed for the Pet Foods reporting unit, assuming a hypothetical 50-basis-point decrease in the expected long-term growth rate and yielded an estimated fair value slightly below carrying value. The goodwill related to the U.S. Retail Pet Foods segment is a result of the Big Heart acquisition in the fourth quarter of 2015 and remains susceptible to future impairment as the current estimated fair value is close to the carrying value at the date of the acquisition. A change to the assumptions regarding the future performance of the U.S. Retail Pet Foods segment, or a portion of it, or a change to other assumptions, could result in impairment losses in the future.
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
At April 30, 2016, other indefinite-lived intangible assets totaled $3.1 billion. Trademarks that represent our leading brands comprise more than 90 percent of the total carrying value of other indefinite-lived intangible assets. Each of these leading brand trademarks had an estimated fair value substantially in excess of its carrying value as of the annual test date, with the exception of the trademarks acquired in the fourth quarter of 2015 as part of the Big Heart acquisition, which are equally as sensitive to a hypothetical
50-basis-point decrease in the expected long-term growth rate as noted above for the Pet Foods reporting unit. A change to the assumptions regarding future performance of the U.S. Retail Pet Foods segment or its brands, or a change to other assumptions, could result in impairment losses in the future.
Pension and Other Postretirement Benefit Plans: To determine the ultimate obligation under our defined benefit pension and other postretirement benefit plans, we must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. Various actuarial assumptions must be made in order to predict and measure costs and obligations many years prior to the settlement date, the most significant being the interest rates used to discount the obligations of the plans, the long-term rates of return on the plans’ assets, mortality assumptions, assumed pay increases, and the health care cost trend rates. We, along with third-party actuaries and investment

34 THE J. M.SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

managers, review all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2017 expense recognition, we will use a weighted-average discount rate of 3.76 percent and 3.60 percent for the U.S. and Canadian plans, respectively, and a rate of compensation increase of 3.96 percent for the U.S. plans. We anticipate using an expected rate of return on plan assets of 6.27 percent for U.S. plans. For the Canadian plans, we anticipate using an expected rate of return on plan assets of 5.25 percent for the hourly plan and
5.90 percent for all other plans.
As part of the Big Heart acquisition, we assumed the obligation for pension and other postretirement plans and now participate in one multi-employer pension plan. For additional information, see
Note 9: Pensions and Other Postretirement Benefits.
DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK
The following discussions about our market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.
Interest Rate Risk: The fair value of our cash and cash equivalents at April 30, 2016, approximates carrying value. We are exposed to interest rate risk with regard to existing debt consisting of fixed- and variable-rate maturities. Our interest rate exposure primarily includes U.S. Treasury rates, London Interbank Offered Rate, and commercial paper rates in the U.S.
We utilize derivative instruments to manage changes in the fair value of our debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. If the contract is designated as a cash flow hedge, the swap would be recognized at fair value on the balance sheets and the mark-to-market gains or losses on the swap would be deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affects earnings. If the contract is designated as a fair value hedge, the swap would be recognized at fair value on the balance sheet, and changes in the fair value would be recognized in interest expense. Generally, changes in the fair value of the derivative are equal to changes in the fair value of the underlying debt and have no net impact on earnings.
In 2015, we entered into a series of forward-starting interest rate swaps to partially hedge the risk of an increase in the benchmark interest rate during the period leading up to the anticipated issuance of our long-term Senior Notes. The interest rate swaps were designated as cash flow hedges with an aggregate notional amount of $1.1 billion. In March 2015, in conjunction with the pricing of the series of Senior Notes, we terminated the interest rate swaps prior to maturity. The termination resulted in a net loss of $4.0, which is being amortized over the life of the remaining debt.

During 2014, we entered into an interest rate swap, designated as a fair value hedge, on a portion of fixed-rate Senior Notes in an effort to achieve a mix of variable-rate versus fixed-rate debt under favorable market conditions. In January 2015, we terminated this interest rate swap agreement prior to maturity. As a result of the early termination, we received $58.1 in cash, which included $4.6 of accrued and prepaid interest and a $53.5 benefit that is deferred as a component of the carrying value of the long-term debt and will be recognized ratably as a reduction to future interest expense over the remaining life of the related debt. At April 30, 2016, the remaining benefit of $43.9 was recorded as an increase in the long-term debt balance.
Based on our overall interest rate exposure as of and during the year ended April 30, 2016, including derivatives and other instruments sensitive to interest rates, a hypothetical 10 percent movement in interest rates would not materially affect our results of operations. In measuring interest rate risk by the amount of net change in the fair value of our financial liabilities, a hypothetical 100-basis-point decrease in interest rates at April 30, 2016, would increase the fair value of our long-term debt by $387.4.
Foreign Currency Exchange Risk: We have operations outside the U.S. with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because we have foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2016, are not expected to result in a significant impact on future earnings or cash flows.
We utilize foreign currency exchange forwards and options contracts to manage the price volatility of foreign currency exchange fluctuations on future cash payments in Canada, primarily related to purchases of certain raw materials and finished goods. The contracts generally have maturities of less than one year. We do not qualify instruments used to manage foreign currency exchange exposures for hedge accounting treatment. Therefore, the change in value of these instruments is immediately recognized in the cost of products sold. Based on our hedged foreign currency positions as of April 30, 2016, a hypothetical
10 percent change in exchange rates would result in a $17.5 loss of fair value.
Revenues from customers outside the U.S., subject to foreign currency translation, represented 6 percent of net sales during 2016. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an impact on operating results.
Commodity Price Risk: We use certain raw materials and other commodities that are subject to price volatility caused by supply and demand conditions, political and economic variables, weather, investor speculation, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, we use derivatives with maturities of generally less than one year. We do not qualify commodity derivatives for hedge accounting treatment. As a result, the gains and losses on all commodity derivatives are immediately recognized in cost of products sold.

2016 ANNUAL REPORT    35

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

The following sensitivity analysis presents our potential loss of fair value resulting from a hypothetical 10 percent change in market prices related to commodities.

	Year Ended April 30,
	2016	2015
High	$40.0	$39.6
Low	16.5	19.3
Average	32.9	28.6
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
Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, as such statements are by nature subject to risks, uncertainties, and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K, as well as the following:

• our ability to achieve synergies and cost savings related to the Big Heart acquisition in the amounts and within the time frames currently anticipated and to effectively manage the related integration costs;

• our ability to generate sufficient cash flow to meet our deleveraging objectives;
• volatility of commodity, energy, and other input costs;
• risks associated with derivative and purchasing strategies we employ to manage commodity pricing risks;
• the availability of reliable transportation on acceptable terms;

• our ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period;
• the success and cost of marketing and sales programs and strategies intended to promote growth in our businesses, including the introduction of new products;
• general competitive activity in the market, including competitors’ pricing practices and promotional spending levels;
• the impact of food security concerns involving either our products or our competitors’ products;
• the impact of accidents, extreme weather, and natural disasters;
• the concentration of certain of our businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and our ability to manage and maintain key relationships;

• the timing and amount of capital expenditures and share repurchases;
• impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets;
• the impact of new or changes to existing governmental laws and regulations and their application;
• the outcome of tax examinations, changes in tax laws, and other tax matters;
• foreign currency and interest rate fluctuations; and
• risks related to other factors described under “Risk Factors” in other reports and statements we have filed with the Securities and Exchange Commission.
Readers are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Annual Report. We do not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances subsequent to the filing of this Annual Report.

36 THE J. M.SMUCKER COMPANY

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
Our management, with the participation of the principal financial and executive officers, assessed the effectiveness of the internal control over financial reporting as of April 30, 2016. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“the COSO criteria”).
Based on our assessment of internal control over financial reporting under the COSO criteria, we concluded the internal control over financial reporting was effective as of April 30, 2016.
Ernst & Young LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of April 30, 2016, and their report thereon is included on page 38 of this report.

Mark T. Smucker	Mark R. Belgya
President and	Vice Chair and
Chief Executive Officer	Chief Financial Officer

2016 ANNUAL REPORT    37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The J. M. Smucker Company

Board of Directors and Shareholders
The J. M. Smucker Company
We have audited The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). The J. M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2016 and 2015, and the related statements of consolidated income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2016, and our report dated June 21, 2016, expressed an unqualified opinion thereon.

Akron, Ohio
June 21, 2016

38 THE J. M.SMUCKER COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

Board of Directors and Shareholders
The J. M. Smucker Company
We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2016 and 2015, and the related statements of consolidated income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2016, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 21, 2016, expressed an unqualified opinion thereon.

Akron, Ohio
June 21, 2016

2016 ANNUAL REPORT    39

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

Mark T. Smucker	Mark R. Belgya
President and	Vice Chair and
Chief Executive Officer	Chief Financial Officer

40 THE J. M.SMUCKER COMPANY

STATEMENTS OF CONSOLIDATED INCOME
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions, except per share data)	2016	2015	2014
Net sales	$7,811.2	$5,692.7	$5,610.6
Cost of products sold	4,843.4	3,724.0	3,579.6
Gross Profit	2,967.8	1,968.7	2,031.0
Selling, distribution, and administrative expenses	1,510.3	1,031.3	988.8
Amortization	208.4	110.9	98.9
Other special project costs (A)	135.9	56.6	25.6
Other operating income – net	(32.1)	(2.1)	(1.3)
Operating Income	1,145.3	772.0	919.0
Interest expense – net	(171.1)	(79.9)	(79.4)
Other debt costs	—	(173.3)	—
Other income – net	3.7	4.2	10.1
Income Before Income Taxes	977.9	523.0	849.7
Income taxes	289.2	178.1	284.5
Net Income	$688.7	$344.9	$565.2
Earnings per common share:
Net Income	$5.77	$3.33	$5.42
Net Income – Assuming Dilution	$5.76	$3.33	$5.42
Dividends Declared per Common Share	$2.68	$2.56	$2.32
(A) Other special project costs includes merger and integration and restructuring costs. For more information, see Note 3: Integration and Restructuring Costs.
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions)	2016	2015	2014
Net income	$688.7	$344.9	$565.2
Other comprehensive (loss) income:
Foreign currency translation adjustments	(10.8)	(34.0)	(29.8)
Cash flow hedging derivative activity, net of tax	0.4	(20.5)	26.5
Pension and other postretirement benefit plans activity, net of tax	(28.5)	(3.6)	29.4
Available-for-sale securities activity, net of tax	0.3	(0.1)	(1.1)
Total Other Comprehensive (Loss) Income	(38.6)	(58.2)	25.0
Comprehensive Income	$650.1	$286.7	$590.2
See notes to consolidated financial statements.

2016 ANNUAL REPORT    41

CONSOLIDATED BALANCE SHEETS
The J. M. Smucker Company

ASSETS

	April 30,
(Dollars in millions)	2016	2015
Current Assets
Cash and cash equivalents	$109.8	$125.6
Trade receivables, less allowance for doubtful accounts	450.1	430.1
Inventories:
Finished products	560.0	815.0
Raw materials	339.4	348.6
Total Inventory	899.4	1,163.6
Other current assets	114.1	264.6
Total Current Assets	1,573.4	1,983.9
Property, Plant, and Equipment
Land and land improvements	114.6	113.7
Buildings and fixtures	727.7	666.3
Machinery and equipment	1,870.7	1,783.8
Construction in progress	91.3	135.3
Gross Property, Plant, and Equipment	2,804.3	2,699.1
Accumulated depreciation	(1,176.6)	(1,020.8)
Total Property, Plant, and Equipment	1,627.7	1,678.3
Other Noncurrent Assets
Goodwill	6,091.1	6,011.6
Other intangible assets – net	6,494.4	6,950.3
Other noncurrent assets	197.5	182.2
Total Other Noncurrent Assets	12,783.0	13,144.1
Total Assets	$15,984.1	$16,806.3
See notes to consolidated financial statements.

42 THE J. M.SMUCKER COMPANY

CONSOLIDATED BALANCE SHEETS
The J. M. Smucker Company

LIABILITIES AND SHAREHOLDERS’ EQUITY

	April 30,
(Dollars in millions)	2016	2015
Current Liabilities
Accounts payable	$459.4	$402.8
Accrued compensation	139.6	100.4
Accrued trade marketing and merchandising	112.3	104.9
Dividends payable	77.9	76.5
Short-term borrowings	284.0	226.0
Other current liabilities	139.8	112.0
Total Current Liabilities	1,213.0	1,022.6
Noncurrent Liabilities
Long-term debt	5,146.0	5,944.9
Defined benefit pensions	222.3	188.9
Other postretirement benefits	75.9	74.6
Deferred income taxes	2,230.3	2,397.0
Other noncurrent liabilities	88.1	91.4
Total Noncurrent Liabilities	7,762.6	8,696.8
Total Liabilities	8,975.6	9,719.4
Shareholders’ Equity
Serial preferred shares – no par value: Authorized – 6,000,000 shares; outstanding – none	—	—
Common shares – no par value: Authorized – 300,000,000 shares; outstanding – 116,306,894 at April 30, 2016, and 119,577,333 at April 30, 2015 (net of 30,190,836 and 26,920,397 treasury shares, respectively), at stated value	29.1	29.9
Additional capital	5,860.1	6,007.7
Retained income	1,267.7	1,159.2
Amount due from ESOP Trust	—	(0.1)
Accumulated other comprehensive loss	(148.4)	(109.8)
Total Shareholders’ Equity	7,008.5	7,086.9
Total Liabilities and Shareholders’ Equity	$15,984.1	$16,806.3
See notes to consolidated financial statements.

2016 ANNUAL REPORT    43

STATEMENTS OF CONSOLIDATED CASH FLOWS
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions)	2016	2015	2014
Operating Activities
Net income	$688.7	$344.9	$565.2
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	221.7	157.5	157.5
Amortization	208.4	110.9	98.9
Share-based compensation expense	34.6	23.5	22.9
Gain on divestiture	(25.3)	—	—
Loss on disposal of assets – net	5.6	6.0	3.0
Gain on sale of marketable securities	—	—	(3.7)
Deferred income tax (benefit) expense	(95.2)	7.7	(8.0)
Other noncash adjustments	(2.2)	(12.0)	(0.2)
Make-whole payments included in financing activities	—	163.3	—
Defined benefit pension contributions	(8.6)	(15.7)	(9.4)
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	(21.9)	21.8	6.1
Inventories	240.1	25.3	15.4
Other current assets	14.6	74.1	(26.9)
Accounts payable	46.1	(25.4)	3.3
Accrued liabilities	2.4	(140.3)	9.1
Proceeds from settlement of interest rate swaps – net	—	53.5	—
Income and other taxes	144.2	(41.6)	(9.5)
Other – net	5.1	(20.3)	32.3
Net Cash Provided by Operating Activities	1,458.3	733.2	856.0
Investing Activities
Businesses acquired, net of cash acquired	7.9	(1,320.5)	(101.8)
Equity investment in affiliate	(16.0)	—	—
Additions to property, plant, and equipment	(201.4)	(247.7)	(279.5)
Sales and maturities of marketable securities	—	—	10.0
Proceeds from divestiture	193.7	—	—
Proceeds from disposal of property, plant, and equipment	4.0	2.6	10.7
Other – net	33.5	(30.1)	(9.7)
Net Cash Provided by (Used for) Investing Activities	21.7	(1,595.7)	(370.3)
Financing Activities
Short-term borrowings (repayments) – net	58.0	(22.4)	248.4
Proceeds from long-term debt	—	5,382.5	—
Repayments of long-term debt, including make-whole payments	(800.0)	(4,193.9)	(50.0)
Quarterly dividends paid	(316.6)	(254.0)	(238.0)
Purchase of treasury shares	(441.1)	(24.3)	(508.5)
Other – net	3.5	(24.7)	(27.4)
Net Cash (Used for) Provided by Financing Activities	(1,496.2)	863.2	(575.5)
Effect of exchange rate changes on cash	0.4	(28.6)	(13.1)
Net decrease in cash and cash equivalents	(15.8)	(27.9)	(102.9)
Cash and cash equivalents at beginning of year	125.6	153.5	256.4
Cash and Cash Equivalents at End of Year	$109.8	$125.6	$153.5

( )	Denotes use of cash
See notes to consolidated financial statements.

44 THE J. M.SMUCKER COMPANY

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
The J. M. Smucker Company

(Dollars in millions)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Amount Due from ESOP Trust	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at May 1, 2013	106,486,935	$26.6	$4,125.1	$1,075.5	$(1.8)	$(76.6)	$5,148.8
Net income				565.2			565.2
Other comprehensive income						25.0	25.0
Comprehensive Income							590.2
Purchase of treasury shares	(5,072,158)	(1.3)	(199.0)	(308.2)			(508.5)
Stock plans (includes tax benefit of $7.3)	282,623	0.1	39.7				39.8
Cash dividends declared				(241.6)			(241.6)
Other				0.1	0.8		0.9
Balance at April 30, 2014	101,697,400	25.4	3,965.8	1,091.0	(1.0)	(51.6)	5,029.6
Net income				344.9			344.9
Other comprehensive loss						(58.2)	(58.2)
Comprehensive Income							286.7
Purchase of treasury shares	(225,262)	(0.1)	(19.2)	(5.0)			(24.3)
Issuance of shares for acquisition	17,892,565	4.5	2,031.0				2,035.5
Stock plans (includes tax benefit of $5.9)	212,630	0.1	30.1				30.2
Cash dividends declared				(271.5)			(271.5)
Other				(0.2)	0.9		0.7
Balance at April 30, 2015	119,577,333	29.9	6,007.7	1,159.2	(0.1)	(109.8)	7,086.9
Net income				688.7			688.7
Other comprehensive loss						(38.6)	(38.6)
Comprehensive Income							650.1
Purchase of treasury shares	(3,451,591)	(0.9)	(177.9)	(262.3)			(441.1)
Stock plans (includes tax benefit of $2.7)	181,152	0.1	30.7				30.8
Cash dividends declared				(317.9)			(317.9)
Other			(0.4)		0.1		(0.3)
Balance at April 30, 2016	116,306,894	$29.1	$5,860.1	$1,267.7	$—	$(148.4)	$7,008.5
See notes to consolidated financial statements.

2016 ANNUAL REPORT    45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

(Dollars in millions, unless otherwise noted, except per share data)

NOTE 1	ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and its majority-owned investments, if any. Intercompany transactions and accounts are eliminated in consolidation.
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires that we make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: allowances for doubtful trade receivables, estimates of future cash flows associated with assets, potential asset impairments, useful lives and residual values of long-lived assets used in determining depreciation and amortization, net realizable value of inventories, accruals for trade marketing and merchandising programs, income taxes, and the determination of discount and other assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.
Cash and Cash Equivalents: We consider all short-term, highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.
Revenue Recognition: We recognize revenue, net of estimated returns and allowances, when all of the following criteria have been met: a valid customer order with a determinable price has been received; title and risk of loss have transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.
In connection with the integration of the Big Heart business and to achieve consistency across the majority of our customer base, we modified our standard shipping terms during the fourth quarter of 2016. Our products are shipped with FOB destination terms, with the exception of certain export customers and those customers that elect to pick up. The change to our terms did not have a material impact on the year ended April 30, 2016.
Trade marketing and merchandising programs are classified as a reduction of sales. A provision for estimated returns and allowances is recognized as a reduction of sales at the time revenue is recognized.
Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques, including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. Subsequent period adjustments have approximated
1 percent of both consolidated pretax income and cash provided by operating activities in 2016, 2015, and 2014. However, as total promotional expenditures, including amounts classified as a reduction of sales, represented 31 percent, 29 percent, and 27 percent of net sales in 2016, 2015, and 2014, respectively, the possibility exists that reported results could be different if factors such as the level and success of the promotional programs or other conditions differ from expectations.
Shipping and Handling Costs: Transportation costs included in cost of products sold relate to the costs incurred to ship our products. Distribution costs are included in selling, distribution, and administrative expenses (“SD&A”) and relate to the warehousing costs incurred to store our products. Total shipping and handling costs recorded within SD&A were $236.1, $168.5, and $164.8 in 2016, 2015, and 2014, respectively.
Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $170.3, $107.0, and $124.7 in 2016, 2015, and 2014, respectively.
Research and Development Costs: Research and development (“R&D”) costs are expensed as incurred and are included in SD&A in the Statements of Consolidated Income. R&D costs include expenditures for new product and manufacturing process innovation, which are comprised primarily of internal salaries and wages, consulting, and other supplies attributable to time spent on R&D activities. Other costs include the depreciation and maintenance of research facilities. Total R&D expense was $58.8, $32.5, and $24.3 in 2016, 2015, and 2014, respectively.
Share-Based Payments: Share-based compensation expense, excluding stock options, is recognized on a straight-line basis over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically 4 years of service or the attainment of a defined age and years of service. Compensation expense related to stock options is recognized ratably over

46 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

the service period for each vesting tranche from the grant date through the end of the requisite service period if it is probable that the performance criteria will be met. The options vest over a period of 1 to 3 years, dependent on continued service of the option holder, as well as the achievement of the performance objectives established on the grant date.
The following table summarizes amounts related to share-based payments.

	Year Ended April 30,
	2016	2015	2014
Share-based compensation expense included in SD&A	$26.3	$22.3	$22.1
Share-based compensation expense included in other special project costs	8.3	1.2	0.8
Total share-based compensation expense	$34.6	$23.5	$22.9
Related income tax benefit	$10.2	$8.0	$7.7
As of April 30, 2016, total unrecognized share-based compensation cost related to nonvested share-based awards was $54.1. The weighted-average period over which this amount is expected to be recognized is 2.7 years.
Corporate income tax benefits realized upon exercise or vesting of an award in excess of that previously recognized in earnings, referred to as excess tax benefits, are presented in the Statements of Consolidated Cash Flows as a financing activity. Realized excess tax benefits are credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than those previously recognized in earnings, are first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. For 2016, 2015, and 2014, the excess tax benefits realized upon exercise or vesting of share-based compensation were $2.7, $5.9, and $7.3, respectively. For further discussion on share-based compensation expense, see Note 12: Share-Based Payments.
Defined Contribution Plans: We offer employee savings plans for domestic and Canadian employees. Our contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2016, 2015, and 2014 were $25.9, $21.1, and $20.1, respectively. For information on our defined benefit plans, see Note 9: Pensions and Other Postretirement Benefits.
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
In accordance with the requirements of ASC 740, uncertain tax positions have been classified in the Consolidated Balance Sheets as noncurrent, except to the extent payment is expected within 1 year. We recognize net interest and penalties related to unrecognized tax benefits in income tax expense.
Trade Receivables: In the normal course of business, we extend credit to customers. Trade receivables, less allowances, reflects the net realizable value of receivables and approximates fair value. We evaluate our trade receivables and establish an allowance for doubtful accounts based on a combination of factors. When aware that a specific customer has been impacted by circumstances such as bankruptcy filings or deterioration in the customer’s operating results or financial position, potentially making it unable to meet its financial obligations, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Trade receivables are charged off against the allowance after we determine that the potential for recovery is remote. At April 30, 2016 and 2015, the allowance for doubtful accounts was $1.1 and $1.0, respectively. We believe there is no concentration of risk with any single customer whose failure or nonperformance would materially affect results other than as discussed in Note 5: Reportable Segments.
Inventories: Inventories are stated at the lower of cost or market, with market being defined as net realizable value, less costs to sell. Cost for all inventories is determined using the first-in, first-out method applied on a consistent basis.

2016 ANNUAL REPORT    47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The cost of finished products and work-in-process inventory includes materials, direct labor, and overhead. Work-in-process is included in finished products in the Consolidated Balance Sheets and was $67.6 and $81.5 at April 30, 2016 and 2015, respectively.
Derivative Financial Instruments: We account for derivative instruments in accordance with FASB ASC 815, Derivatives and Hedging, which requires all derivative instruments to be recognized in the financial statements and measured at fair value, regardless of the purpose or intent for holding them.
We do not qualify commodity derivatives or instruments used to manage foreign currency exchange exposures for hedge accounting treatment and, as a result, the derivative gains and losses are immediately recognized in earnings. Although we do not perform the assessments required to achieve hedge accounting for commodity derivatives or instruments used to manage foreign currency exchange exposures, we believe all of our derivatives are economic hedges of our risk exposure. The exposures hedged have a high inverse correlation to price changes of the derivative instrument; thus, we expect that any gain or loss in the estimated fair value of our derivatives would generally be offset by an increase or decrease in the estimated fair value of the underlying exposures.
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
We lease certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2016, 2015, and 2014 totaled $92.5, $67.1, and $60.6, respectively. As of April 30, 2016, our minimum operating lease obligations were as follows: $39.4 in 2017, $37.4 in 2018, $30.6 in 2019, $24.8 in 2020, and $21.6 in 2021.
In accordance with FASB ASC 360, Property, Plant, and Equipment, long-lived assets, other than goodwill and other indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows we estimate to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds their estimated fair value. Assets to be disposed of by sale are recognized as held for sale at the lower of carrying value or fair value less costs to sell.
Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the estimated fair value of the net assets of a business acquired. In accordance with FASB ASC 350, Intangibles – Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. We conduct our annual test for impairment of goodwill and other indefinite-lived intangible assets as of February 1 of each year. As of the annual impairment test, we had seven reporting units. A discounted cash flow valuation technique was utilized to estimate the fair value of our reporting units and indefinite-lived intangible assets. We also used a market-based approach to estimate the fair value of our reporting units. The discount rates utilized in the cash flow analyses were developed using a weighted-average cost of capital methodology. In addition to the annual test, we test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which are evaluated on an annual basis. For additional information, see Note 7: Goodwill and Other Intangible Assets.
Marketable Securities and Other Investments: We maintain funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. At April 30, 2016 and 2015, the fair value of these investments was $48.8 and $48.4, respectively, and was included in other noncurrent assets in the Consolidated Balance Sheets. Included in accumulated other comprehensive loss at April 30, 2016 and 2015, were unrealized pre-tax gains of $5.7 and $5.2, respectively.

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

48 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

We have a 25 percent equity interest in Guilin Seamild Biologic Technology Development Co., Ltd. (“Seamild”), a privately-owned manufacturer and marketer of oats products in China. The initial investment in Seamild in 2013 was $35.9 and is included in other noncurrent assets in the Consolidated Balance Sheets. The value of our investment in Seamild did not change significantly and did not have a material impact on International and Foodservice or the consolidated financial statements for the years ended April 30, 2016 and 2015.
As part of the Big Heart Pet Brands (“Big Heart”) acquisition, we acquired a 50 percent equity interest in Natural Blend Vegetable Dehydration, LLC; however, we exited the relationship in 2016. The investment did not have a material impact on the U.S. Retail Pet Foods segment or the consolidated financial statements for the years ended April 30, 2016 and 2015.
Additionally, we acquired a 20 percent equity interest in Mountain Country Foods, LLC (“Mountain Country Foods”) as part of the Big Heart acquisition. Mountain Country Foods is a privately-owned contract manufacturer of Big Heart pet products. The carrying amount of the Mountain Country Foods interest of $19.1 was included in other noncurrent assets in the Consolidated Balance Sheets. The investment in Mountain Country Foods did not have a material impact on the U.S. Retail Pet Foods segment or the consolidated financial statements for the years ended April 30, 2016 and 2015. For additional information related to the acquisition, see Note 2: Acquisitions.
We have a 44 percent equity interest in Numi, Inc. (“Numi”), the manufacturer and marketer of Numi® brand premium organic teas located in Oakland, California. During 2016, we invested $16.0 in Numi, and the investment is included in other noncurrent assets in the Consolidated Balance Sheets. Our investment in Numi did not have a material impact on the U.S. Retail Consumer Foods segment or the consolidated financial statements for the year ended April 30, 2016.
Foreign Currency Translation: Assets and liabilities of foreign subsidiaries are translated using the exchange rates in effect at the balance sheet dates, while income and expenses are translated using average rates throughout the periods. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive loss. Included in accumulated other comprehensive loss at April 30, 2016 and 2015, were foreign currency losses of $13.1 and $2.3, respectively.
Recently Issued Accounting Standards: In March 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-09, Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows.
ASU 2016-09 will be effective for us on May 1, 2017. Certain amendments will require a prospective approach, while others will require a retrospective approach. We are currently evaluating the impact the application of ASU 2016-09 will have on our financial statements and disclosures and will consider early adoption in 2017, as permitted.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 will be effective for us on May 1, 2019, and will require a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented and excludes any leases that expired before the date of initial application. We are currently evaluating the impact the application of ASU 2016-02 will have on our financial statements and disclosures.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 requires either retrospective application to each prior reporting period presented or retrospective application with the cumulative effect of initially applying the standard recognized at the date of adoption. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date, which extends the standard effective date by one year. As a result of this issuance, the standard will be effective for us on May 1, 2018, with the option to early adopt at the original effective date of May 1, 2017. We have performed a preliminary review of the new guidance as compared to our current accounting policies, and a contract review is in process. Based on our findings to date, we do not expect the standard to have a material impact on our results of operations or financial position. In 2017, we plan to finalize our review and determine our date of adoption.
Risks and Uncertainties: The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The principal packaging materials we use are plastic, glass, metal cans, caps, carton board, and corrugate. Green coffee, grains, peanuts, edible oils, sweeteners, fruit, and other ingredients are obtained from various suppliers. The availability, quality, and cost of many of these commodities have fluctuated, and may continue to fluctuate over time. Green coffee is sourced solely from foreign countries and its supply and price are subject to high volatility due to factors such as weather, global supply and demand, pest damage, speculative influences, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources, although we have elected to source certain plastic packaging materials and finished goods, such as our Pup-Peroni® dog snacks, from single sources of supply pursuant to long-term contracts. While availability may vary from year to year, we believe that we will continue to be able to obtain adequate supplies and that alternatives to single-sourced materials are available. We have not historically encountered significant shortages of key raw materials. We consider our relationships with key material suppliers to be in good standing.

2016 ANNUAL REPORT    49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

We have consolidated our production capacity for certain products, including substantially all of our coffee, Milk-Bone® dog snacks, and fruit spreads, syrups, and toppings production, into single manufacturing sites. Although steps are taken at all of our manufacturing sites to reduce the likelihood of a production disruption, an interruption at a single manufacturing site would result in a reduction or elimination of the availability of some of our products for a period of time.
Of our total employees, 30 percent are covered by union contracts at 11 manufacturing locations. The contracts vary in term, with one contract expiring in 2017, representing 8 percent of our total employees.
We insure our business and assets in each country against insurable risks, to the extent that we deem appropriate, based upon an analysis of the relative risks and costs.

NOTE 2	ACQUISITIONS
On March 23, 2015, we completed the acquisition of Big Heart, a leading producer, distributor, and marketer of premium-quality, branded pet food and pet snacks in the U.S., through the acquisition of Blue Acquisition Group, Inc. (“BAG”), Big Heart’s parent company. As a result of the acquisition, the assets and liabilities of BAG are now held by the Company.
The total consideration paid in connection with the acquisition was $5.9 billion, as set forth below, which included the issuance of
17.9 million of our common shares to BAG’s former shareholders, valued at $2.0 billion based on the average stock price of our common shares on March 23, 2015. After the closing of the transaction, we had approximately 120.0 million common shares outstanding. We assumed $2.6 billion in debt, including Big Heart’s senior secured term loan and senior notes, and we paid an additional $1.2 billion in cash, net of a working capital adjustment. As part of the transaction, new debt of $5.5 billion was borrowed, as discussed in Note 8: Debt and Financing Arrangements.

Shares issued	$2,035.5
Assumed debt from Big Heart	2,630.2
Cash consideration, net of cash acquired	1,232.1
Total purchase price	$5,897.8
The final Big Heart purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired and, as such, the excess was allocated to goodwill.
In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805) Simplifying the Accounting for Measurement-Period Adjustments. ASU 2015-16 requires that adjustments identified during the measurement period be made to provisional amounts recognized in a business combination in the reporting period in which the acquirer determines the adjustments, including the effect on earnings of any amounts they would have recorded in previous periods if the accounting had been completed at the acquisition date.
ASU 2015-16 is effective for us on May 1, 2016, but we elected early adoption in the second quarter of 2016, as permitted. Based on early adoption of this ASU, effective with the reporting period beginning August 1, 2015, we no longer revise prior period results for adjustments to provisional amounts. Prior to our adoption of ASU 2015-16, changes to the preliminary fair values were retrospectively applied to the Consolidated Balance Sheet as of April 30, 2015, which included a net adjustment to goodwill of $1.8, as a result of a favorable working capital adjustment and other fair value adjustments. After our adoption of ASU 2015-16, changes to these preliminary fair values during 2016 resulted in a net adjustment to goodwill of $131.7, which is attributable to the finalization of the acquisition date fair value of goodwill and intangibles, certain liabilities, and the related impact on deferred taxes.

50 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table summarizes the fair values of the assets acquired and liabilities assumed at the acquisition date.

Assets acquired:
Trade receivables	$142.0
Inventories	254.5
Other current assets	191.3
Property, plant, and equipment	324.0
Other intangible assets – net	3,831.8
Goodwill	3,004.7
Other noncurrent assets	28.0
Total assets acquired	$7,776.3
Liabilities assumed:
Current liabilities	$446.8
Deferred income taxes	1,349.6
Other noncurrent liabilities	82.1
Total liabilities assumed	$1,878.5
Net assets acquired	$5,897.8
As a result of the acquisition, we recognized a total of $3.0 billion of goodwill, representing the value we expect to achieve through the implementation of operational synergies and growth opportunities across our segments. Goodwill was allocated across all reportable segments based on the synergies anticipated to be achieved by each individual reporting unit as a result of the acquisition. Of the total goodwill, $70.4 was deductible for tax purposes. For additional information related to goodwill, refer to Note 7: Goodwill and Other Intangibles.
The purchase price was allocated to the identifiable intangible assets acquired as follows:

Intangible assets with finite lives:
Customer relationships (25-year useful life)	$2,111.8
Trademarks (15-year useful life)	257.0
Intangible assets with indefinite lives:
Trademarks	1,463.0
Total intangible assets	$3,831.8
Big Heart’s results of operations are included in our consolidated financial statements from the date of the transaction. Had the transaction occurred at the beginning of the full comparable prior year period, the unaudited pro forma consolidated results would have been as follows:

Year Ended April 30, 2015
Net sales	$7,732.5
Net income	541.8
Net income per common share – assuming dilution	4.53
The unaudited pro forma consolidated results are based on our historical financial statements and those of Big Heart, and do not necessarily indicate the results of operations that would have resulted had the acquisition been completed at the beginning of the full comparable prior year period. The most significant pro forma adjustments relate to amortization of intangible assets, higher interest expense associated with the new debt borrowed, and the impact of additional common shares issued as a result of the acquisition. The unaudited pro forma consolidated results do not give effect to the synergies of the acquisition and are not indicative of the results of operations in future periods.

2016 ANNUAL REPORT    51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

In addition to the Big Heart acquisition, on September 2, 2014, we completed the acquisition of Sahale Snacks, Inc. (“Sahale”), a privately-held manufacturer and marketer of premium, branded nut and fruit snacks for $80.5 in cash, net of a working capital adjustment. As a result, Sahale became a wholly-owned subsidiary of the Company. The final Sahale purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The purchase price allocation included total intangible assets of $30.4. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired and, as a result, the excess was allocated to goodwill. Valuations resulted in Sahale goodwill of $47.0, and the entire amount was assigned to the U.S. Retail Consumer Foods segment. The results of operations of Sahale are included in the consolidated financial statements from the date of the transaction and did not have a material impact on the years ended April 30, 2016 and 2015.

NOTE 3	INTEGRATION AND RESTRUCTURING COSTS

Integration Costs: Total one-time costs related to the Big Heart acquisition are anticipated to be approximately $275.0, of which approximately $50.0 are expected to be noncash charges. These costs are anticipated to be incurred through 2018 and primarily consist of employee-related costs, outside service and consulting costs, and other costs related to the acquisition. Employee separation costs include severance, retention bonuses, and relocation costs. Severance costs and retention bonuses are recognized over the estimated future service period of the affected employees and the remainder are expensed as incurred. The obligation related to employee separation costs is included in other current liabilities in the Consolidated Balance Sheets. Other costs include professional fees, information systems costs, and other miscellaneous expenditures associated with the integration, which are expensed as incurred. Of the total anticipated one-time costs, we expect to incur $120.0, $100.0, and $55.0 in employee-related costs, outside service and consulting costs, and other costs, respectively.

We incurred costs of $145.2 in 2016 related to the integration of Big Heart, resulting in total costs of $181.2 from the date of acquisition. The majority of these charges were reported in other special project costs in the Statements of Consolidated Income and are not allocated to segment profit. Total one-time costs related to the acquisition include $65.8, $72.1, and $43.3 of employee-related costs, outside service and consulting costs, and other costs, respectively, including noncash charges of $24.6, primarily consisting of share-based compensation and accelerated depreciation. In 2016, we incurred $52.4, $56.0, and $36.8 of employee-related costs, outside service and consulting costs, and other costs, respectively, including noncash charges of $18.9. The obligation related to severance costs and retention bonuses was $13.4 and $6.0 at April 30, 2016 and 2015, respectively.
Restructuring Costs: In addition to the integration costs discussed above, an organization optimization program was approved as part of our ongoing efforts to reduce costs, integrate, and optimize the combined organization, during the fourth quarter of 2016. Total restructuring costs are expected to be approximately $40.0, of which approximately half represents employee-related costs, with the remaining consisting of costs related to site preparation, equipment relocation, and production start-up. Included in the total restructuring costs are approximately $8.0 of noncash charges related to accelerated depreciation. In addition, we expect to invest approximately $15.0 to $17.0 in capital expenditures. We have incurred employee-related costs of $1.3 through April 30, 2016. The remaining costs are anticipated to be recognized through 2018, with the majority of the costs expected to be recognized in 2017. Upon completion, the restructuring plan will result in a reduction of approximately 125 full-time positions.

As part of this program, we will discontinue the production of coffee at our Harahan, Louisiana, facility and consolidate all roast and ground coffee production into one of our facilities in New Orleans, Louisiana, which we expect to complete by December 2017. Additionally, we will exit two leased facilities in Livermore, California, and consolidate all ancient grains and pasta production into our facility in Chico, California, which we expect to complete by January 2017.

During 2015, we completed a multi-year restructuring initiative that was focused on the coffee, fruit spreads, and Canadian pickle and condiment operations in an effort to achieve enhanced long-term strength and profitability of our leading brands. We incurred total restructuring costs of $263.6 through April 30, 2015. During the years ended April 30, 2015 and 2014, total restructuring charges of $15.4 and $20.8, respectively, were reported in the Statements of Consolidated Income, and there were no charges incurred in 2016. Of the total restructuring charges, $1.1 and $5.1 were reported in cost of products sold in the years ended April 30, 2015 and 2014, respectively. The remaining charges were reported in other special project costs. The restructuring costs classified as cost of products sold primarily include long-lived asset charges for accelerated depreciation related to property, plant, and equipment that had been used at the affected production facilities prior to closure.

52 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

NOTE 4	DIVESTITURE
On December 31, 2015, we sold our U.S. canned milk brands and operations to Eagle Family Foods Group LLC, a subsidiary of funds affiliated with Kelso & Company. The transaction included canned milk products that were primarily sold in U.S. retail and foodservice channels under the Eagle Brand® and Magnolia® brands, along with other branded and private label trade names, with annual net sales of approximately $200.0. Our manufacturing facilities in El Paso, Texas, and Seneca, Missouri, were included in the transaction, but our canned milk business in Canada was not included.

The operating results for this business were primarily included in the U.S. Retail Consumer Foods segment prior to the sale on December 31, 2015. We received proceeds from the divestiture of $193.7, which were net of transaction costs and a working capital adjustment. Upon completion of the transaction, we recognized a pre-tax gain of $25.3 in 2016, which is included in other operating income – net within the Statement of Consolidated Income.

NOTE 5	REPORTABLE SEGMENTS
We operate in one industry: the manufacturing and marketing of food and beverage products. Effective May 1, 2015, our reportable segments were modified to align with the way performance is currently evaluated by our segment management and chief operating decision maker, our Chief Executive Officer, and the way in which we currently report information internally. We now have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and U.S. Retail Pet Foods. Within our segment results, International and Foodservice represents a combination of the strategic business areas not included in the U.S. retail market segments. The U.S. Retail Consumer Foods segment is a combination of the former U.S. Retail Consumer Foods segment and the Natural Foods strategic business area, previously included in the former International, Foodservice, and Natural Foods segment. Prior year segment results have been modified to reflect the realignment of our segments.
The U.S. Retail Coffee segment primarily includes the domestic sales of Folgers®, Dunkin’ Donuts®, and Café Bustelo® branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of Jif®, Smucker’s®, Crisco®, and Pillsbury® branded products; and the U.S. Retail Pet Foods segment primarily includes domestic sales of Meow Mix®, Milk-Bone, Natural Balance®, Kibbles ’n Bits®, 9Lives®, Pup-Peroni, Nature’s Recipe®, and Gravy Train® branded products. International and Foodservice is comprised of products distributed domestically and in foreign countries through retail channels and foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators).
Segment profit represents net sales, less direct and allocable operating expenses, and is consistent with the way in which we manage our segments. However, we do not represent that the segments, if operated independently, would report operating profit equal to the segment profit set forth below, as segment profit excludes certain operating expenses such as corporate administrative expenses and unallocated gains and losses on commodity and foreign currency exchange derivative activities. Commodity and foreign currency exchange derivative gains and losses are reported in unallocated derivative gains and losses outside of segment operating results until the related inventory is sold. At that time, we reclassify the hedge gains and losses from unallocated derivative gains and losses to segment profit, allowing our segments to realize the economic effect of the hedge without experiencing any mark-to-market volatility. We would expect that any gain or loss in the estimated fair value of the derivatives would generally be offset by a change in the estimated fair value of the underlying exposures.

2016 ANNUAL REPORT    53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

	Year Ended April 30,
	2016	2015	2014
Net sales:
U.S. Retail Coffee	$2,239.2	$2,076.1	$2,161.7
U.S. Retail Consumer Foods	2,269.7	2,330.8	2,379.9
U.S. Retail Pet Foods	2,250.4	239.1	—
International and Foodservice	1,051.9	1,046.7	1,069.0
Total net sales	$7,811.2	$5,692.7	$5,610.6
Segment profit (loss):
U.S. Retail Coffee	$645.9	$549.2	$639.8
U.S. Retail Consumer Foods	459.9	459.2	420.1
U.S. Retail Pet Foods	392.0	(15.3)	—
International and Foodservice	156.8	140.4	140.7
Total segment profit	$1,654.6	$1,133.5	$1,200.6
Interest expense – net	(171.1)	(79.9)	(79.4)
Other debt costs	—	(173.3)	—
Unallocated derivative gains (losses)	12.0	(24.5)	5.3
Cost of products sold – special project costs	(12.2)	(6.2)	(9.4)
Other special project costs	(135.9)	(56.6)	(25.6)
Corporate administrative expenses	(373.2)	(274.2)	(251.9)
Other income – net	3.7	4.2	10.1
Income before income taxes	$977.9	$523.0	$849.7
Assets:
U.S. Retail Coffee	$5,002.0	$4,852.4	$4,884.0
U.S. Retail Consumer Foods	3,288.5	3,063.1	2,908.8
U.S. Retail Pet Foods	6,321.6	7,556.4	—
International and Foodservice	1,168.6	1,105.1	1,018.2
Unallocated (A)	203.4	229.3	230.4
Total assets	$15,984.1	$16,806.3	$9,041.4
Depreciation, amortization, and impairment charges:
U.S. Retail Coffee	$104.0	$102.7	$99.9
U.S. Retail Consumer Foods	60.7	59.4	57.6
U.S. Retail Pet Foods	164.9	14.3	—
International and Foodservice	66.2	60.7	62.7
Unallocated (B)	34.3	31.3	36.2
Total depreciation, amortization, and impairment charges	$430.1	$268.4	$256.4
Additions to property, plant, and equipment:
U.S. Retail Coffee	$51.4	$56.7	$50.7
U.S. Retail Consumer Foods	90.3	117.7	145.3
U.S. Retail Pet Foods	11.9	19.4	—
International and Foodservice	47.8	53.9	83.5
Total additions to property, plant, and equipment	$201.4	$247.7	$279.5
(A) Primarily represents unallocated cash and cash equivalents and corporate-held investments.
(B) Primarily represents unallocated corporate administrative expense, mainly depreciation and software amortization.

54 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table presents certain geographical information.

	Year Ended April 30,
	2016	2015	2014
Net sales:
United States	$7,300.8	$5,188.5	$5,092.0
International:
Canada	$416.0	$413.8	$437.2
All other international	94.4	90.4	81.4
Total international	$510.4	$504.2	$518.6
Total net sales	$7,811.2	$5,692.7	$5,610.6
Assets:
United States	$15,501.1	$16,332.0	$8,621.4
International:
Canada	$396.2	$360.8	$256.1
All other international	86.8	113.5	163.9
Total international	$483.0	$474.3	$420.0
Total assets	$15,984.1	$16,806.3	$9,041.4
Long-lived assets (excluding goodwill and other intangible assets):
United States	$1,773.9	$1,805.3	$1,343.2
International:
Canada	$10.7	$14.3	$16.5
All other international	40.6	40.9	38.9
Total international	$51.3	$55.2	$55.4
Total long-lived assets (excluding goodwill and other intangible assets)	$1,825.2	$1,860.5	$1,398.6
The following table presents product category sales as a percentage of consolidated net sales.

	Year Ended April 30,
	2016	2015	2014
Coffee	34%	44%	46%
Pet food	19	3	—
Pet snacks	10	1	—
Peanut butter	9	13	13
Fruit spreads	4	6	6
Shortening and oils	4	6	6
Baking mixes and frostings	3	5	6
Frozen handheld	3	3	3
Canned milk	3	4	5
Flour and baking ingredients	2	4	4
Juices and beverages	2	3	3
Portion control	2	2	2
Other	5	6	6
Total product sales	100%	100%	100%

Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to 30 percent, 28 percent, and 27 percent of net sales in 2016, 2015, and 2014, respectively. These sales are primarily included in our U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2016 and 2015, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $118.1 and $122.6, respectively.

2016 ANNUAL REPORT    55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

NOTE 6	EARNINGS PER SHARE
The following table sets forth the computation of net income per common share and net income per common share – assuming dilution under the two-class method.

	Year Ended April 30,
	2016	2015	2014
Net income	$688.7	$344.9	$565.2
Less: Net income allocated to participating securities	3.0	2.2	4.5
Net income allocated to common stockholders	$685.7	$342.7	$560.7
Weighted-average common shares outstanding	118,918,701	103,038,271	103,504,121
Add: Dilutive effect of stock options	41,113	5,283	14,346
Weighted-average common shares outstanding – assuming dilution	118,959,814	103,043,554	103,518,467
Net income per common share	$5.77	$3.33	$5.42
Net income per common share – assuming dilution	$5.76	$3.33	$5.42

NOTE 7	GOODWILL AND OTHER INTANGIBLE ASSETS
A summary of changes in goodwill during the years ended April 30, 2016 and 2015, by reportable segment is as follows:

	U.S. Retail Coffee	U.S. Retail Consumer Foods	U.S. Retail Pet Foods	International and Foodservice	Total
Balance at May 1, 2014	$1,743.1	$1,095.5	$—	$259.6	$3,098.2
Acquisitions	(0.3)	47.9	2,812.1	60.9	2,920.6
Other (A)	0.1	(2.6)	—	(4.7)	(7.2)
Balance at April 30, 2015	$1,742.9	$1,140.8	$2,812.1	$315.8	$6,011.6
Acquisitions (B)	348.0	494.7	(842.6)	130.7	130.8
Divestiture	—	(33.6)	—	(14.2)	(47.8)
Other (A)	—	(1.0)	—	(2.5)	(3.5)
Balance at April 30, 2016	$2,090.9	$1,600.9	$1,969.5	$429.8	$6,091.1

(A)	The amounts classified as other represent foreign currency exchange for the years ended April 30, 2016 and 2015.

(B)
As a result of the Big Heart acquisition, we recognized a total of $3.0 billion of goodwill, representing the value we expect to achieve through the implementation of operational synergies and growth opportunities across our segments, which includes finalization of the fair value adjustments, as discussed in Note 2: Acquisitions. In addition, the goodwill related to the 2015 acquisition was allocated across all reportable segments based on the synergies anticipated to be achieved by each individual reporting unit, which were finalized in 2016. The purchase price allocation was finalized for the Sahale acquisition in 2016, resulting in an immaterial adjustment to goodwill.

56 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table summarizes our other intangible assets and related accumulated amortization and impairment charges, including foreign currency exchange.

	April 30, 2016			April 30, 2015
Acquisition Cost		Accumulated Amortization/ Impairment Charges/ Foreign Currency Exchange	Net	Acquisition Cost	Accumulated Amortization/ Impairment Charges/ Foreign Currency Exchange	Net
Finite-lived intangible assets subject to amortization:
Customer and contractual relationships	$3,520.1	$639.9	$2,880.2	$3,733.9	$477.9	$3,256.0
Patents and technology	168.5	88.4	80.1	169.0	74.8	94.2
Trademarks	525.4	78.7	446.7	328.0	47.6	280.4
Total intangible assets subject to amortization	$4,214.0	$807.0	$3,407.0	$4,230.9	$600.3	$3,630.6
Indefinite-lived intangible assets not subject to amortization:
Trademarks	$3,109.1	$21.7	$3,087.4	$3,338.0	$18.3	$3,319.7
Total other intangible assets	$7,323.1	$828.7	$6,494.4	$7,568.9	$618.6	$6,950.3
Amortization expense for finite-lived intangible assets was $204.7, $110.3, and $98.7 in 2016, 2015, and 2014, respectively. The weighted-average useful lives of the customer and contractual relationships, patents and technology, and trademarks are 23, 13, and 16 years, respectively. The weighted-average useful life of total finite-lived intangible assets is 22 years. Based on the carrying amount of intangible assets subject to amortization at April 30, 2016, the estimated amortization expense is $206.9 for 2017, $204.4 for 2018, $202.7 for 2019, $198.3 for 2020, and $196.7 for 2021. During 2016, we began amortizing the Crisco trademark that was previously an indefinite-lived intangible. The trademark was included in the annual impairment review performed as of February 1, 2016, and was not impaired. The annual amortization expense related to the Crisco trademark is approximately $8.0.
We review goodwill and other indefinite-lived intangible assets at least annually for impairment. The annual impairment review was performed as of February 1, 2016. Goodwill impairment is tested at the reporting unit level. At February 1, 2016, we had seven reporting units. No goodwill impairment was recognized as a result of the annual evaluation performed as of February 1, 2016. The estimated fair value of each reporting unit and material other indefinite-lived intangible asset was substantially in excess of its carrying value as of the annual test date, with the exception of the Pet Food reporting unit and all trademarks within the U.S. Retail Pet Foods segment. The fair value of the Pet Foods reporting unit exceeded the carrying value by $198.0, or 4 percent. A sensitivity analysis was performed for the Pet Foods reporting unit, assuming a hypothetical 50-basis-point decrease in the expected long-term growth rate and yielded an estimated fair value slightly below carrying value. The trademarks acquired with Big Heart are also equally as sensitive to a hypothetical 50-basis-point decrease in the expected long-term growth rate for the Pet Foods reporting unit. The goodwill and intangibles related to the U.S. Retail Pet Food segment resulting from the Big Heart acquisition remain susceptible to future impairment as the current fair values are close to the carrying values at date of the acquisition. A change to the assumptions regarding future performance of the U.S. Retail Pet Foods segment, or a portion of it, or a change to other assumptions, could result in impairment losses in the future.

2016 ANNUAL REPORT    57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

NOTE 8	DEBT AND FINANCING ARRANGEMENTS
Long-term debt consists of the following:

	April 30, 2016		April 30, 2015
	Principal Outstanding	Carrying Amount (A)	Principal Outstanding	Carrying Amount (A)
1.75% Senior Notes due March 15, 2018	$500.0	$498.0	$500.0	$496.9
2.50% Senior Notes due March 15, 2020	500.0	495.5	500.0	494.3
3.50% Senior Notes due October 15, 2021	750.0	789.4	750.0	796.0
3.00% Senior Notes due March 15, 2022	400.0	395.9	400.0	395.3
3.50% Senior Notes due March 15, 2025	1,000.0	992.7	1,000.0	991.9
4.25% Senior Notes due March 15, 2035	650.0	642.2	650.0	641.8
4.38% Senior Notes due March 15, 2045	600.0	584.4	600.0	583.8
Term Loan Credit Agreement due March 23, 2020	750.0	747.9	1,550.0	1,544.9
Total long-term debt	$5,150.0	$5,146.0	$5,950.0	$5,944.9
(A) Represents the carrying amount included in the Consolidated Balance Sheets, which includes the impact of interest rate swaps, offering discounts, and capitalized debt issuance costs.
In March 2015, we entered into a senior unsecured delayed-draw Term Loan Credit Agreement (“Term Loan”) with a syndicate of banks and an available commitment amount of $1.8 billion. Borrowings under the Term Loan bear interest on the prevailing U.S. Prime Rate or London Interbank Offered Rate (“LIBOR”), based on our election, and is payable either on a quarterly basis or at the end of the borrowing term. The weighted-average interest rate on the Term Loan at April 30, 2016, was 1.69 percent. The Term Loan requires quarterly amortization payments of 2.50 percent of the original principal amount starting in the third quarter of 2016. Voluntary prepayments are permitted without premium or penalty and are applied to the schedule of required quarterly minimum payment obligations in direct order of maturity. As of April 30, 2016, we have prepaid $1.0 billion on the Term Loan to date, including $800.0 in 2016, and therefore no additional payments are required until final maturity of the loan agreement on March 23, 2020.

Also in March 2015, we completed an offering of $3.7 billion in Senior Notes due beginning March 15, 2018 through March 15, 2045. The proceeds from the offering, along with the Term Loan, were used to partially finance the Big Heart acquisition, pay off the debt assumed as part of the acquisition, and prepay our privately placed Senior Notes. The prepayment of our Senior Notes resulted in a principal prepayment of $1.1 billion and $163.3 of related make-whole payments. Other debt costs of $173.3 in the Statement of Consolidated Income consist primarily of make-whole payments and Bridge Loan financing fees, offset by the write-off of the remaining fair value interest rate swap gain.
All of our Senior Notes outstanding at April 30, 2016, are unsecured and interest is paid semiannually. There are no required scheduled principal payments on our Senior Notes. We may prepay at any time all or part of the Senior Notes at 100 percent of the principal amount thereof, together with the accrued and unpaid interest, and any applicable make-whole amount.
During 2015, we entered into a series of forward-starting interest rate swaps that were designated as cash flow hedges. In conjunction with the pricing of the series of Senior Notes, we terminated the interest rate swaps prior to maturity, resulting in a net loss of $4.0, which will be amortized over the life of the remaining debt. During 2014, we entered into an interest rate swap designated as a fair value hedge of the
3.50 percent Senior Notes due October 15, 2021. In 2015, we terminated the interest rate swap agreement and we received $58.1 in cash. At April 30, 2016, the remaining benefit of $43.9 was recorded as an increase in the long-term debt balance and will be recognized ratably as a reduction to future interest expense over the remaining life of the related debt. For additional information, see Note 10: Derivative Financial Instruments.
We have available a $1.5 billion revolving credit facility with a group of 11 banks that matures in September 2018. Borrowings under the revolving credit facility bear interest based on the prevailing U.S. Prime Rate, Canadian Base Rate, LIBOR, or Canadian Dealer Offered Rate, based on our election. Interest is payable either on a quarterly basis or at the end of the borrowing term. At April 30, 2016 and 2015, we did not have a balance outstanding under the revolving credit facility.
During 2015, we entered into a commercial paper program under which we can issue short-term, unsecured commercial paper not to exceed $1.0 billion at any time. The commercial paper program is backed by our revolving credit facility and reduces what we can borrow under the revolving credit facility by the amount of commercial paper outstanding. Commercial paper will be used as a continuing source of short-term financing for general corporate purposes. As of April 30, 2016 and 2015, we had $284.0 and $226.0 of short-term borrowings outstanding, all of which were issued under our commercial paper program at a weighted-average interest rate of 0.65 percent and 0.45 percent, respectively.

58 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

Interest paid totaled $167.3, $92.3, and $83.3 in 2016, 2015, and 2014, respectively. This differs from interest expense due to the timing of payments, amortization of fair value swap adjustments, effect of the interest rate swap, amortization of debt issuance costs, and capitalized interest.
Our debt instruments contain certain financial covenant restrictions, including a leverage ratio and an interest coverage ratio. We are in compliance with all covenants.

NOTE 9	PENSIONS AND OTHER POSTRETIREMENT BENEFITS
We have defined benefit pension plans covering certain U.S. and Canadian employees, including the acquired pension and other postretirement plans of Big Heart. Pension benefits are based on the employee’s years of service and compensation levels. Our plans are funded in conformity with the funding requirements of applicable government regulations.
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

	Defined Benefit Pension Plans			Other Postretirement Benefits
Year Ended April 30,	2016	2015	2014	2016	2015	2014
Service cost	$17.8	$9.0	$8.7	$2.3	$2.3	$2.3
Interest cost	27.7	23.2	21.8	2.8	2.4	2.3
Expected return on plan assets	(32.9)	(25.6)	(25.4)	—	—	—
Amortization of prior service cost (credit)	0.7	1.0	1.2	(1.1)	(1.1)	(1.1)
Amortization of net actuarial loss (gain)	10.9	10.0	13.2	(0.3)	(0.1)	—
Curtailment gain	(6.5)	—	—	(0.3)	—	—
Settlement loss	—	3.5	—	—	—	—
Net periodic benefit cost	$17.7	$21.1	$19.5	$3.4	$3.5	$3.5

Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive loss before income taxes:
Prior service (cost) credit arising during the year	$(5.3)	$(0.3)	$—	$—	$—	$1.7
Net actuarial (loss) gain arising during the year	(43.3)	(23.7)	19.3	—	1.6	7.5
Amortization of prior service cost (credit)	0.7	1.0	1.2	(1.1)	(1.1)	(1.1)
Amortization of net actuarial loss (gain)	10.9	10.0	13.2	(0.3)	(0.1)	—
Curtailment gain	(6.5)	—	—	(0.3)	—	—
Settlement loss	—	3.5	—	—	—	—
Foreign currency translation	0.8	2.7	2.9	—	—	—
Net change for year	$(42.7)	$(6.8)	$36.6	$(1.7)	$0.4	$8.1

Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	4.06%	4.42%	3.99%	4.04%	4.27%	3.80%
Expected return on plan assets	6.58	6.72	6.75	—	—	—
Rate of compensation increase	4.06	4.13	4.13	—	—	—
Canadian plans:
Discount rate	3.51%	4.11%	3.65%	3.50%	4.10%	3.70%
Expected return on plan assets	5.65	5.64	5.78	—	—	—
Rate of compensation increase	3.00	3.00	3.00	—	—	—

2016 ANNUAL REPORT    59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

We amortize gains and losses for our postretirement plans over the average expected future period of vested service. For plans that consist of less than 5 percent of participants that are active, average life expectancy is used instead of the average expected useful service period.

We use a measurement date of April 30 to determine defined benefit pension and other postretirement benefit plans’ assets and benefit obligations. The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2016	2015	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of year	$740.4	$542.3	$75.8	$58.5
Service cost	17.8	9.0	2.3	2.3
Interest cost	27.7	23.2	2.8	2.4
Amendments	5.3	0.3	—	—
Actuarial loss (gain)	20.3	39.8	0.3	(1.6)
Participant contributions	0.1	0.1	0.6	0.7
Benefits paid	(45.7)	(31.8)	(5.2)	(4.4)
Foreign currency translation adjustments	(4.1)	(10.6)	(0.4)	(1.1)
Curtailment	(10.1)	—	(0.3)	—
Settlement	(3.0)	(8.6)	—	—
Acquisition	(2.8)	176.7	—	18.9
Other adjustments	—	—	—	0.1
Benefit obligation at end of year	$745.9	$740.4	$75.9	$75.8
Change in plan assets:
Fair value of plan assets at beginning of year	$550.0	$402.1	$—	$—
Actual return on plan assets	(0.2)	41.7	—	—
Company contributions	8.6	15.7	4.6	3.7
Participant contributions	0.1	0.1	0.6	0.7
Benefits paid	(45.7)	(31.8)	(5.2)	(4.4)
Settlement	(3.0)	(8.6)	—	—
Acquisition	—	141.1	—	—
Foreign currency translation adjustments	(4.2)	(10.3)	—	—
Fair value of plan assets at end of year	$505.6	$550.0	$—	$—
Funded status of the plans	$(240.3)	$(190.4)	$(75.9)	$(75.8)
Defined benefit pensions	$(222.3)	$(188.9)	$—	$—
Other noncurrent assets	—	2.0	—	—
Accrued compensation	(18.0)	(3.5)	—	(1.2)
Postretirement benefits other than pensions	—	—	(75.9)	(74.6)
Net benefit liability	$(240.3)	$(190.4)	$(75.9)	$(75.8)
The following table summarizes amounts recognized in accumulated other comprehensive loss in the Consolidated Balance Sheets, before income taxes.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2016	2015	2016	2015
Net actuarial (loss) gain	$(212.3)	$(174.2)	$6.3	$6.9
Prior service (cost) credit	(8.8)	(4.2)	9.2	10.3
Total recognized in accumulated other comprehensive loss	$(221.1)	$(178.4)	$15.5	$17.2
During 2017, we expect to recognize amortization of net actuarial losses and prior service cost of $14.8 and $0.2, respectively, in net periodic benefit cost.

60 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table sets forth the weighted-average assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2016	2015	2016	2015
U.S. plans:
Discount rate	3.76%	4.01%	3.80%	3.97%
Rate of compensation increase	3.96	4.06	—	—
Canadian plans:
Discount rate	3.60%	3.51%	3.50%	3.50%
Rate of compensation increase	3.00	3.00	—	—
For 2017, the assumed health care trend rates are 7.3 percent and 4.5 percent for the U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to 5.0 percent in 2026 for U.S. plans and stay consistent at 4.5 percent in 2017 for Canadian plans. The health care cost trend rate assumption impacts the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported. A one percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2016:

	One Percentage Point
	Increase	Decrease
Effect on total service and interest cost components	$0.1	$0.1
Effect on benefit obligation	2.2	2.1
The following table sets forth selective information pertaining to our Canadian pension and other postretirement benefit plans, which is included in the consolidated information presented on pages 59 and 60.

	Defined Benefit Pension Plans		Other Postretirement Benefits
Year Ended April 30,	2016	2015	2016	2015
Benefit obligation at end of year	$97.3	$104.4	$10.2	$10.9
Fair value of plan assets at end of year	96.0	104.1	—	—
Funded status of the plans	$(1.3)	$(0.3)	$(10.2)	$(10.9)
Components of net periodic benefit cost:
Service cost	$0.3	$0.4	$—	$—
Interest cost	3.3	4.3	0.3	0.4
Expected return on plan assets	(5.4)	(5.6)	—	—
Amortization of net actuarial loss	0.8	0.9	—	—
Net periodic benefit cost	$(1.0)	$—	$0.3	$0.4
Changes in plan assets:
Company contributions	$3.3	$5.1	$0.6	$0.7
Participant contributions	0.1	0.1	—	—
Benefits paid	(6.7)	(8.4)	(0.6)	(0.7)
Actual return on plan assets	(0.6)	11.9	—	—
Foreign currency translation	(4.2)	(10.3)	—	—

The following table sets forth additional information related to our defined benefit pension plans.

	April 30,
	2016	2015
Accumulated benefit obligation for all pension plans	$697.5	$691.8
Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	$697.5	$481.6
Fair value of plan assets	505.6	337.8
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	$745.9	$669.3
Fair value of plan assets	505.6	477.3

2016 ANNUAL REPORT    61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

We employ a total return on investment approach for the defined benefit pension plans’ assets. A mix of equity, fixed-income, and alternative investments is used to maximize the long-term rate of return on assets for the level of risk. In determining the expected long-term rate of return on the defined benefit pension plans’ assets, we consider the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies. The actual rate of return was 1.7 percent and 11.6 percent for the years ended April 30, 2016 and 2015, respectively, which excludes administrative and investment expenses.
In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820) Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 requires that investments measured using the net asset value (“NAV”) per share, or its equivalent practical expedient, be disclosed as a reconciling item between the balance sheet amounts and the amounts reported in the fair value hierarchy. Although ASU 2015-07 is not effective for us until May 1, 2016, we elected early adoption, as permitted, and presented the impacted investments as of April 30, 2016, in accordance with ASU 2015-07. In addition, the prior year presentation of Level 3 assets valued using NAV have been modified to conform to the current year presentation in accordance with
ASU 2015-07.
The following tables summarize the major asset classes for the U.S. and Canadian defined benefit pension plans and the levels within the fair value hierarchy for those assets measured at fair value.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Plan Assets at April 30, 2016
Cash and cash equivalents (A)	$2.5	$—	$—	$2.5
Equity securities:
U.S. (B)	122.0	13.5	—	135.5
International (C)	83.7	11.0	—	94.7
Fixed-income securities:
Bonds (D)	188.1	—	—	188.1
Fixed income (E)	62.4	—	—	62.4
Other types of investments (F)	6.2	—	3.2	9.4
Total financial assets measured at fair value	$464.9	$24.5	$3.2	$492.6
Total financial assets measured at NAV (G)				$13.0
Total plan assets				$505.6

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Plan Assets at April 30, 2015
Cash and cash equivalents (A)	$4.6	$—	$—	$4.6
Equity securities:
U.S. (B)	105.0	45.5	—	150.5
International (C)	81.0	24.5	—	105.5
Fixed-income securities:
Bonds (D)	151.3	—	—	151.3
Fixed income (E)	44.1	68.5	—	112.6
Other types of investments (F)	—	7.0	2.8	9.8
Total financial assets measured at fair value	$386.0	$145.5	$2.8	$534.3
Total financial assets measured at NAV (G)				$15.7
Total plan assets				$550.0

(A) This category includes money market holdings with maturities of three months or less and are classified as Level 1 assets. Based on the short-term nature of these assets, carrying value approximates fair value.
(B) This category is invested primarily in a diversified portfolio of common stocks and index funds that invest in U.S. stocks with market capitalization ranges similar to those found in the S&P 500 Index and/or the various Russell Indexes and are traded on active exchanges. The Level 1 assets are valued using quoted market prices for identical securities in active markets. In 2016, the Level 2 assets are comprised of pooled funds only, and in 2015, the Level 2 assets are comprised of pooled and common collective trust funds that consist of equity securities traded on active exchanges.
(C) This category is invested primarily in common stocks and other equity securities traded on active exchanges whose issuers are located outside the U.S. The fund invests primarily in developed countries, but may also invest in emerging markets. The Level 1 assets are valued using quoted market prices

62 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

for identical securities in active markets. In 2016, the Level 2 assets are comprised of pooled funds only, and in 2015, the Level 2 assets are comprised of pooled and common collective trust funds that consist of equity securities traded on active exchanges.
(D) This category is comprised of bond funds, which seek to duplicate the return characteristics of high-quality corporate bonds with a duration range of
10 to 13 years. The Level 1 assets are valued using quoted market prices for identical securities in active markets.
(E) This category is comprised of fixed-income funds that invest primarily in government-related bonds of non-U.S. issuers and include investments in the Canadian market as well as emerging markets. The Level 1 assets are valued using quoted market prices for identical securities in active markets. In 2015, contained within the Level 2 assets is a Core Plus pool of funds investing primarily in high-yield, emerging market debt and global bonds, as well as an international bond fund which invests in fixed-income securities denominated in currencies other than U.S. dollars. These Level 2 assets are pooled or common collective trust funds that consist of fixed-income securities traded on active exchanges.
(F) This category is comprised of a dynamic asset allocation mutual fund and a private limited investment partnership in 2016, and in 2015, the category also included a global alpha collective trust fund. The dynamic asset allocation mutual fund and the global alpha collective trust fund are comprised of U.S. and global equities and fixed-income securities inclusive of derivatives within the asset mix. The dynamic asset allocation mutual fund is classified as a Level 1 asset, whereby the assets are valued using quoted market prices for identical securities in active markets. However, the collective trust fund is classified as a Level 2 asset, whereby the underlying securities are valued utilizing quoted market prices for identical securities in active markets. The private investment limited partnership is classified as a Level 3 asset. The investments in the partnership are valued at estimated fair value based on audited financial statements received from the general partner. The private investment limited partnership cannot be redeemed, and the return of principal is based on the liquidation of the underlying assets.
(G) This category is comprised of a private equity fund that consists primarily of limited partnership interests in corporate finance and venture capital funds. The fair value estimate of the private equity fund is based on the underlying funds' net asset values further as a practical expedient equivalent to the Company's defined benefit plan's ownership interest in partners' capital, whereby a proportionate share of the net assets are attributed and further corroborated by our review. The private equity fund is non-redeemable and the return of principal is based on the liquidation of the underlying assets. In accordance with ASU 2015-07, the private equity fund is removed from the total financial assets measured at fair value and disclosed separately.
The following table presents a rollforward of activity for Level 3 assets.

	2016	2015
Balance at May 1,	$2.8	$—
Big Heart pension assets acquired	—	2.8
Actual return on plan assets still held at reporting date	0.4	—
Balance at April 30,	$3.2	$2.8
Our current investment policy is to invest 50 percent of assets in both equity securities and fixed-income securities. Included in equity securities were 317,552 of our common shares at April 30, 2016. The total market value of these shares was $40.3 at April 30, 2016. We paid dividends of $0.9 on these shares during 2016.
We expect to contribute approximately $7.5 to the defined benefit pension plans in 2017. We expect the following payments to be made from the defined benefit pension and other postretirement benefit plans: $77.0 in 2017, $50.1 in 2018, $50.6 in 2019, $53.3 in 2020, $54.4 in 2021, and $295.7 in 2022 through 2026.

As a result of the Big Heart acquisition, we now participate in one multi-employer pension plan, the Bakery and Confectionery Union and Industry International Pension Fund (“Bakery and Confectionery Union Fund”) (52-6118572), which provides defined benefits to certain union employees. During 2016 and 2015, a total of $1.8 and $1.7 was contributed to the plan, respectively, and we anticipate contributions of $1.9 in 2017. During 2015, only $0.1 was contributed and recognized in the Statement of Consolidated Income following the acquisition in the fourth quarter of 2015.
The risks of participating in multi-employer pension plans are different from the risks of participating in single-employer pension plans. For instance, the assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers and if a participating employer stops contributing to the plan, the unfunded obligations of the plan allocable to the withdrawing employer may be the responsibility of the remaining participating employers. Additionally, if we stop participating in the multi-employer pension plan, we may be required to pay the plan an amount based on our allocable share of the underfunded status of the plan, referred to as a withdrawal liability.
The Pension Protection Act of 2006 ranks the funded status of multi-employer pension plans depending upon a plan’s current and projected funding. A plan is in the Red Zone (Critical) if it has a current funded percentage less than 65 percent. A plan is in the Yellow Zone (Endangered) if it has a current funded percentage of less than 80 percent or projects a credit balance deficit within seven years. A plan is in the Green Zone (Healthy) if it has a current funded percentage greater than 80 percent and does not have a projected credit balance deficit within seven years. The zone status is based on the plan’s year end, not our fiscal year end. The zone status is based on information that we received from the plan and is certified by the plan’s actuary. During calendar year 2015, the Bakery and Confectionery Union Fund was in Red Zone status, as the current funding status as of calendar year 2015 was 62.8 percent. A funding improvement plan or rehabilitation plan has been implemented.

2016 ANNUAL REPORT    63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

NOTE 10	DERIVATIVE FINANCIAL INSTRUMENTS
We are exposed to market risks, such as changes in commodity prices, foreign currency exchange rates, and interest rates. To manage the volatility related to these exposures, we enter into various derivative transactions. We have policies in place that define acceptable instrument types we may enter into and establish controls to limit our market risk exposure.
Commodity Price Management: We enter into commodity derivatives to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of key raw materials, notably green coffee, corn, edible oils, soybean meal, and wheat. We also enter into commodity derivatives to manage price risk for energy input costs, including diesel fuel and natural gas. Our derivative instruments generally have maturities of less than one year.
We do not qualify commodity derivatives for hedge accounting treatment and, as a result, the derivative gains and losses are immediately recognized in earnings. Although we do not perform the assessments required to achieve hedge accounting for derivative positions, we believe all of our commodity derivatives are economic hedges of our risk exposure.
The commodities hedged have a high inverse correlation to price changes of the derivative commodity instrument. Thus, we would expect that over time any gain or loss in the estimated fair value of the derivatives would generally be offset by an increase or decrease in the estimated fair value of the underlying exposures.
Foreign Currency Exchange Rate Hedging: We utilize foreign currency derivatives to manage the effect of foreign currency exchange fluctuations on future cash payments primarily related to purchases of certain raw materials and finished goods. The contracts generally have maturities of less than one year. We do not qualify instruments used to manage foreign currency exchange exposures for hedge accounting treatment.

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
During 2015, we entered into a series of forward-starting interest rate swaps to hedge a portion of the interest rate risk related to our anticipated issuance of Senior Notes. The notional hedged amount was $1.1 billion, with expected maturity tenors of 10, 20, and 30 years. The swap agreements were designated as cash flow hedges, where changes in fair value are recorded in other comprehensive loss. In March 2015, in conjunction with the pricing of the Senior Notes, we terminated the interest rate swaps prior to maturity. The termination resulted in a net loss of $4.0, which will be amortized through 2045. For additional information, see Note 8: Debt and Financing Arrangements.
During 2014, we entered into an interest rate swap on the 3.50 percent Senior Notes due October 15, 2021, which was designated as a fair value hedge and used to hedge against the changes in the fair value of the debt. We received cash flows from the counterparty at a fixed rate and paid the counterparty variable rates based on LIBOR. In 2015, we terminated the interest rate swap on the 3.50 percent Senior Notes prior to maturity. As a result of the early termination, we received $58.1 in cash, which included $4.6 of accrued and prepaid interest. The gain on termination was deferred and will be recognized over the remaining life of the underlying debt as a reduction of future interest expense. We recognized $7.4 and $2.2 in 2016 and 2015, respectively. The remaining will be recognized as follows: $7.6 in 2017, $7.8 in 2018, $8.0 in 2019, $8.1 in 2020, $8.4 in 2021, and $4.0 in 2022. For additional information, see Note 8: Debt and Financing Arrangements.

64 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following tables set forth the gross fair value amounts of derivative instruments recognized in the Consolidated Balance Sheets.

	April 30, 2016
	Other Current Assets	Other Current Liabilities	Other Noncurrent Assets	Other Noncurrent Liabilities
Derivatives not designated as hedging instruments:
Commodity contracts	$20.3	$14.1	$2.0	$1.2
Foreign currency exchange contracts	0.2	8.9	0.3	0.4
Total derivative instruments	$20.5	$23.0	$2.3	$1.6
	April 30, 2015
	Other Current Assets	Other Current Liabilities	Other Noncurrent Assets	Other Noncurrent Liabilities
Derivatives not designated as hedging instruments:
Commodity contracts	$6.4	$23.9	$0.2	$3.8
Foreign currency exchange contracts	4.8	1.0	—	—
Total derivative instruments	$11.2	$24.9	$0.2	$3.8
We have elected to not offset fair value amounts recognized for our exchange-traded commodity derivative instruments and our cash margin accounts executed with the same counterparty that are generally subject to enforceable netting agreements. We are required to maintain cash margin accounts in connection with funding the settlement of our open positions. At April 30, 2016 and 2015, we maintained cash margin account balances of $3.4 and $38.2, respectively, included in other current assets in the Consolidated Balance Sheets. The change in the cash margin account balances is included in other – net, investing activities in the Statements of Consolidated Cash Flows. In the event of default and immediate net settlement of all of our open positions with individual counterparties, all of our derivative liabilities would be fully offset by either our derivative asset positions or margin accounts based on the net asset or liability position with our individual counterparties.
The following table presents information on pre-tax commodity contract net gains recognized on derivatives designated as cash flow hedges prior to May 1, 2014, and pre-tax losses related to the termination of interest rate swaps.

	Year Ended April 30,
	2016	2015
Losses recognized in other comprehensive loss (effective portion)	$—	$(4.0)
Gains reclassified from accumulated other comprehensive loss to cost of products sold (effective portion)	—	29.1
Losses reclassified from accumulated other comprehensive loss to interest expense (effective portion)	(0.6)	(0.6)
Change in accumulated other comprehensive loss	$0.6	$(32.5)
Losses recognized in interest expense (ineffective portion)	$—	$(0.1)
Included as a component of accumulated other comprehensive loss at April 30, 2016 and 2015, were deferred pre-tax losses of $7.6 and $8.2, respectively, related to the termination of interest rate swaps. The related tax benefit recognized in accumulated other comprehensive loss was $2.7 and $2.9 at April 30, 2016 and 2015, respectively. Approximately $0.6 of the pre-tax loss will be recognized over the next 12 months.
The following table presents the net gains and losses recognized in cost of products sold on derivatives not designated as hedging instruments.

	Year Ended April 30,
	2016	2015
Losses on commodity contracts	$(31.6)	$(48.5)
Gains on foreign currency exchange contracts	2.0	8.8
Total losses recognized in costs of products sold	$(29.6)	$(39.7)

2016 ANNUAL REPORT    65

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

	Year Ended April 30,
	2016	2015	2014
Net (losses) gains on mark-to-market valuation of unallocated derivative positions	$(29.6)	$(39.7)	$8.5
Net losses (gains) on derivative positions reclassified to segment operating profit	41.6	15.2	(3.2)
Unallocated derivative gains (losses)	$12.0	$(24.5)	$5.3
The net cumulative unallocated derivative losses at April 30, 2016 and 2015 were $8.4 and $20.4, respectively. As of April 30, 2016, net realized losses of $3.6 were included in cumulative unallocated derivative losses and will be reclassified to segment operating profit when the related inventory is sold.
The following table presents the gross contract notional value of outstanding derivative contracts.

	Year Ended April 30,
	2016	2015
Commodity contracts	$545.7	$640.6
Foreign currency exchange contracts	212.5	136.4

NOTE 11	OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
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
The following table provides information on the carrying amounts and fair values of our financial instruments.

	April 30, 2016		April 30, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other investments	$48.8	$48.8	$48.4	$48.4
Derivative financial instruments – net	(1.8)	(1.8)	(17.3)	(17.3)
Long-term debt	(5,146.0)	(5,319.9)	(5,944.9)	(6,011.3)
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions.

66 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following tables summarize the fair values and the levels within the fair value hierarchy in which the fair value measurements fall for our financial instruments.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2016
Other investments: (A)
Equity mutual funds	$9.8	$—	$—	$9.8
Municipal obligations	—	37.6	—	37.6
Money market funds	1.4	—	—	1.4
Derivative financial instruments: (B)
Commodity contracts – net	15.0	(8.0)	—	7.0
Foreign currency exchange contracts – net	(1.7)	(7.1)	—	(8.8)
Long-term debt (C)	(4,569.0)	(750.9)	—	(5,319.9)
Total financial instruments measured at fair value	$(4,544.5)	$(728.4)	$—	$(5,272.9)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2015
Other investments: (A)
Equity mutual funds	$9.7	$—	$—	$9.7
Municipal obligations	—	37.9	—	37.9
Money market funds	0.8	—	—	0.8
Derivative financial instruments: (B)
Commodity contracts – net	(12.4)	(8.7)	—	(21.1)
Foreign currency exchange contracts – net	(0.2)	4.0	—	3.8
Long-term debt (C)	(4,459.0)	(1,552.3)	—	(6,011.3)
Total financial instruments measured at fair value	$(4,461.1)	$(1,519.1)	$—	$(5,980.2)

(A)
Other investments consist of funds maintained for the payment of benefits associated with nonqualified retirement plans. The funds include equity securities listed in active markets, municipal obligations valued by a third party using valuation techniques that utilize inputs that are derived principally from or corroborated by observable market data, and money market funds with maturities of three months or less. Based on the short-term nature of these money market funds, carrying value approximates fair value. As of April 30, 2016, our municipal obligations are scheduled to mature as follows: $1.3 in 2017, $1.0 in 2018, $2.9 in 2019, $2.2 in 2020, and the remaining $30.2 in 2021 and beyond. For additional information, see Marketable Securities and Other Investments in Note 1: Accounting Policies.

(B)
Level 1 commodity and foreign currency exchange derivatives are valued using quoted market prices for identical instruments in active markets. Level 2 commodity and foreign currency exchange derivatives are valued using quoted prices for similar assets or liabilities in active markets.

(C)
Long-term debt is comprised of public Senior Notes classified as Level 1 and the Term Loan classified as Level 2. The public Senior Notes are traded in an active secondary market and valued using quoted prices. The value of the Term Loan is based on the net present value of each interest and principal payment calculated, utilizing an interest rate derived from an estimated yield curve obtained from independent pricing sources for similar types of term loan borrowing arrangements. For additional information, see Note 8: Debt and Financing Arrangements.

NOTE 12	SHARE-BASED PAYMENTS
We provide for equity-based incentives to be awarded to key employees and non-employee directors. Currently, these incentives consist of restricted shares, restricted stock units (which may also be referred to as deferred stock units), performance units, and stock options. These awards are administered primarily through the 2010 Equity and Incentive Compensation Plan initially approved by our shareholders in August 2010 and re-approved in August 2015. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to our non-employee directors, consultants, officers, and other employees. Deferred stock units granted to non-employee directors vest immediately and, along with dividends credited on those deferred stock units, are paid out in the form of common shares upon termination of service as a non-employee director. At April 30, 2016, there were 5,436,296 shares available for future issuance under this plan.

2016 ANNUAL REPORT    67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

Under the 2010 Equity and Incentive Compensation Plan, we have the option to settle share-based awards by issuing common shares from treasury, issuing new Company common shares, or issuing a combination of common shares from treasury and new Company common shares.
Stock Options: We granted 370,000 and 955,000 stock options during 2016 and 2015, respectively, under the 2010 Equity and Incentive Compensation Plan. The options vest over a period of 1 to 3 years dependent on the continued service of the option holder, as well as the achievement of performance objectives established on the grant date. The exercise price of all options granted is equal to the market value of the shares on the date of grant. All options granted during 2016 and 2015 have a contractual term of 10 years.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for stock options granted:

	2016	2015
Expected volatility (%)	20.7%	25.0%
Dividend Yield (%)	2.3%	2.2%
Risk-free interest rate (%)	1.9%	1.5%
Expected life of stock option (years)	5.9	5.6
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
The following table is a summary of our option activity.

	Number of Options	Weighted-Average Exercise Price
Outstanding at May 1, 2015	957,000	$112.45
Granted	370,000	114.71
Exercised	2,000	47.78
Cancelled	80,000	111.52
Outstanding at April 30, 2016	1,245,000	$113.29
Exercisable at April 30, 2016	—	$—
Options outstanding at April 30, 2016 have an aggregate intrinsic value of $17.0 with an average remaining contractual term of 9.0 years. The options granted in 2016 and 2015 have a weighted-average grant date fair value of $18.67 and $21.68 per option, respectively. No options were granted in 2014. The total intrinsic value of options exercised was $0.1, $1.9, and $0.8 for 2016, 2015, and 2014, respectively. The closing market price of our common stock on the last trading day of 2016 was $126.98 per share.
For options granted during 2016 and 2015, compensation cost will be recognized ratably over the service period for each vesting tranche from the grant date through the end of the requisite service period to the extent the performance objectives are likely to be achieved. Compensation cost for stock option awards totaled $8.1 and $1.2 million for the years ended April 30, 2016 and 2015, respectively, and was included in other special project costs in the Statements of Consolidated Income. No compensation cost was incurred during 2014 related to stock options. The tax benefit related to the stock option expense was $3.0 and $0.4 million for 2016 and 2015, respectively. At April 30, 2016, we had $14.7 of total unrecognized compensation expense, net of estimated forfeitures, related to stock options that will be recognized over a weighted-average period of 1.7 years.
Cash received from option exercises for the years ended April 30, 2016, 2015, and 2014 was $0.1, $0.8, and $0.5, respectively.

68 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

Other Equity Awards: The following table is a summary of our restricted shares, deferred stock units, and performance units.

	Restricted Shares and Deferred Stock Units	Weighted- Average Grant Date Fair Value	Performance Units	Weighted- Average Conversion Date Fair Value
Outstanding at May 1, 2015	596,889	$91.21	75,848	$111.41
Granted	97,922	113.57	121,936	132.46
Converted	75,848	111.41	(75,848)	111.41
Vested	(216,145)	86.55	—	—
Forfeited	(8,772)	105.24	—	—
Outstanding at April 30, 2016	545,742	$99.65	121,936	$132.46
The weighted-average grant date fair value of equity awards other than stock options that vested in 2016, 2015, and 2014 was $18.7, $28.6, and $20.8, respectively. The vesting date fair value of equity awards other than stock options that vested in 2016, 2015, and 2014 was $24.4, $43.4, and $40.2, respectively. The weighted-average grant date fair value of restricted shares and deferred stock units is the average of the high and the low share price on the date of grant. The weighted-average conversion date fair value of performance units is the average of the high and the low share price on the date of conversion to restricted shares. The following table summarizes the weighted-average fair values of the equity awards granted in 2016, 2015, and 2014.

Year Ended April 30,	Restricted Shares and Deferred Stock Units	Weighted- Average Grant Date Fair Value	Performance Units	Weighted- Average Conversion Date Fair Value
2016	97,922	$113.57	121,936	$132.46
2015	109,091	104.82	75,848	111.41
2014	167,134	101.08	101,020	104.91
The performance units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance units earned during the year. Restricted shares and deferred stock units generally vest 4 years from the date of grant or upon the attainment of a defined age and years of service, subject to certain retention requirements.

NOTE 13	INCOME TAXES
Income before income taxes is as follows:

	Year Ended April 30,
	2016	2015	2014
Domestic	$959.3	$500.7	$827.4
Foreign	18.6	22.3	22.3
Income before income taxes	$977.9	$523.0	$849.7
The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2016	2015	2014
Current:
Federal	$342.5	$147.8	$265.4
Foreign	4.8	4.7	4.2
State and local	37.1	17.9	22.9
Deferred:
Federal	(32.1)	2.3	(13.9)
Foreign	1.3	0.5	2.4
State and local	(64.4)	4.9	3.5
Total income tax expense	$289.2	$178.1	$284.5

2016 ANNUAL REPORT    69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

A reconciliation of the statutory federal income tax rate and the effective income tax rate is as follows:

	Year Ended April 30,
Percent of Pretax Income	2016	2015	2014
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	2.5	2.4	1.9
Domestic manufacturing deduction	(3.5)	(2.9)	(3.0)
Deferred tax benefit from integration	(5.2)	—	—
Other items – net	0.8	(0.4)	(0.4)
Effective income tax rate	29.6%	34.1%	33.5%
Income taxes paid	$290.5	$199.3	$294.4
The effective tax rate of 29.6 percent in 2016 includes the recognition in the fourth quarter of a $50.5 noncash deferred tax benefit related to the integration of Big Heart into the Company.
We are a voluntary participant in the Compliance Assurance Process (“CAP”) program offered by the Internal Revenue Service (“IRS”) and are currently under a CAP examination for the tax year ended April 30, 2016. Through the contemporaneous exchange of information with the IRS, this program is designed to identify and resolve tax positions with the IRS prior to the filing of a tax return, which allows us to remain current with our IRS examinations. The IRS has completed the CAP examinations for tax years ended April 30, 2013, 2014, and 2015. Tax years prior to 2013 are no longer subject to U.S. federal tax examination. With limited exceptions, we are no longer subject to examination for state and local jurisdictions for tax years prior to 2012 and for tax years prior to 2009 for foreign jurisdictions. BAG, the former parent company of Big Heart that was merged into one of our subsidiaries, is under IRS examination of its federal income tax returns for the fiscal years ended April 29, 2013, April 27, 2014, and the period ended March 22, 2015.
In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.
ASU 2015-17 requires all deferred tax liabilities and assets to be classified as noncurrent on the balance sheet in order to simplify the presentation of deferred income taxes. Although ASU 2015-17 is not effective for us until May 1, 2017, we have elected early adoption. As of April 30, 2016, we have classified all deferred tax liabilities and assets as noncurrent on our Consolidated Balance Sheets. Prior year amounts have been reclassified from current deferred tax assets to noncurrent deferred tax liabilities to conform to the current year in accordance with ASU 2015-17, resulting in an adjustment to noncurrent deferred income taxes of $76.3 for the year ended April 30, 2015.
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial- reporting purposes and the amounts used for income tax reporting. Significant components of our deferred tax assets and liabilities are as follows:

	April 30,
	2016	2015
Deferred tax liabilities:
Intangible assets	$2,330.8	$2,499.4
Property, plant, and equipment	140.5	158.0
Other	11.9	9.6
Total deferred tax liabilities	$2,483.2	$2,667.0
Deferred tax assets:
Post-employment and other employee benefits	$171.8	$143.4
Tax credit and loss carryforwards	3.7	44.8
Intangible assets	23.2	22.1
Inventory	8.0	11.6
Property, plant, and equipment	5.1	19.4
Other	47.3	32.9
Total deferred tax assets	$259.1	$274.2
Valuation allowance	(6.2)	(4.2)
Total deferred tax assets, less allowance	$252.9	$270.0
Net deferred tax liability	$2,230.3	$2,397.0

70 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table summarizes domestic loss and credit carryforwards at April 30, 2016.

	Related Tax Deduction	Deferred Tax Asset	Valuation Allowance	Expiration Date
Tax carryforwards:
Federal loss carryforwards	$—	$3.3	$3.3	2021
State loss carryforwards	2.7	0.1	—	2021 to 2036
State tax credit carryforwards	—	0.3	—	2022
Total tax carryforwards	$2.7	$3.7	$3.3
We evaluate the realizability of deferred tax assets for each of the jurisdictions in which we operate. The total valuation allowance increased by a net amount of $2.0 during the year. The 2015 valuation allowance of $4.2, related to a federal capital loss carryforward recorded with the Big Heart acquisition, was reversed in 2016 as an adjustment to purchase accounting within the measurement period. Furthermore, in 2016, an additional valuation allowance related to a separate federal capital loss carryforward was recorded with the Big Heart acquisition in accordance with purchase accounting.
Deferred income taxes have not been provided on approximately $217.4 of undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested and we do not intend to repatriate any of the amounts. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax deductions or tax credits for foreign taxes paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.
Our unrecognized tax benefits were $46.3, $45.0, and $29.1, of which $32.6, $32.2, and $19.5 would affect the effective tax rate, if recognized, as of April 30, 2016, 2015, and 2014, respectively. Our accrual for tax-related net interest and penalties totaled $3.8, $3.4, and $2.0 as of April 30, 2016, 2015, and 2014, respectively. Interest charged to earnings totaled $0.6, $0.7, and $0.1 during 2016, 2015, and 2014, respectively.
Within the next 12 months, it is reasonably possible that we could decrease our unrecognized tax benefits by an estimated $4.5, primarily as a result of the expiration of statute of limitation periods.
A reconciliation of our unrecognized tax benefits is as follows:

	2016	2015	2014
Balance at May 1,	$45.0	$29.1	$29.7
Increases:
Current year tax positions	3.3	2.4	5.1
Prior year tax positions	0.2	1.2	0.1
Acquired businesses	3.3	13.4	—
Decreases:
Prior year tax positions	0.9	0.4	1.6
Settlement with tax authorities	2.5	—	1.5
Expiration of statute of limitations periods	2.1	0.7	2.7
Balance at April 30,	$46.3	$45.0	$29.1

2016 ANNUAL REPORT    71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

NOTE 14	ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss, including the reclassification adjustments for items that are reclassified from accumulated other comprehensive loss to net income, are shown below.

	Foreign Currency Translation Adjustment	Unrealized (Loss) Gain on Cash Flow Hedging Derivatives (A)	Pension and Other Postretirement Liabilities (B)	Unrealized Gain on Available-for-Sale Securities (C)	Accumulated Other Comprehensive Loss
Balance at May 1, 2013	$61.5	$(11.2)	$(131.4)	$4.5	$(76.6)
Reclassification adjustments	—	20.9	13.3	(3.7)	30.5
Current period (charge) credit	(29.8)	21.0	31.4	1.9	24.5
Income tax (expense) benefit	—	(15.4)	(15.3)	0.7	(30.0)
Balance at April 30, 2014	$31.7	$15.3	$(102.0)	$3.4	$(51.6)
Reclassification adjustments	—	(28.5)	9.8	—	(18.7)
Current period charge	(34.0)	(4.0)	(16.2)	(0.1)	(54.3)
Income tax benefit	—	12.0	2.8	—	14.8
Balance at April 30, 2015	$(2.3)	$(5.2)	$(105.6)	$3.3	$(109.8)
Reclassification adjustments	—	0.6	10.2	—	10.8
Current period (charge) credit	(10.8)	—	(54.6)	0.4	(65.0)
Income tax expense	—	(0.2)	15.9	(0.1)	15.6
Balance at April 30, 2016	$(13.1)	$(4.8)	$(134.1)	$3.6	$(148.4)

(A)
Of the total losses reclassified from accumulated other comprehensive loss, $0.6 was reclassified to interest expense related to the interest rate swaps during 2016, 2015, and 2014. An additional $29.1 of income and $20.3 of expense were reclassified to cost of products sold related to commodity derivatives during 2015 and 2014, respectively. At April 30, 2016, the remaining balance in accumulated other comprehensive loss related entirely to the interest rate swaps. For additional information, see Note 10: Derivative Financial Instruments.

(B)	Amortization of net losses was reclassified from accumulated other comprehensive loss to SD&A.

(C)	The gain on the sale of marketable securities was reclassified from accumulated other comprehensive loss to other income – net during 2014.

NOTE 15	CONTINGENCIES
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
On October 9, 2013, Big Heart entered into a Purchase Agreement with Del Monte Pacific Limited and its subsidiary, Del Monte Foods Consumer Products, Inc. (which changed its name to Del Monte Foods, Inc.) (“DMFI”). Big Heart sold to DMFI the interests of certain subsidiaries related to Big Heart’s consumer products business and generally all assets and liabilities primarily related to the business for a purchase price of $1.7 billion, subject to a post-closing working capital adjustment. In connection with the closing of the transaction, Big Heart received approximately $110.0 in incremental proceeds representing the preliminary working capital adjustment subject to a true-up in accordance with the terms of the Purchase Agreement. In May 2014, Big Heart made a claim of an additional $16.3 for the final working capital adjustment related to the sale of the consumer products business. In June 2014, Big Heart received a notice of disagreement from DMFI disputing the $16.3 working capital adjustment, as well as the incremental preliminary working capital adjustment of approximately $110.0 paid by DMFI at closing. Although we believed the working capital adjustment that was presented to DMFI was appropriate and was in accordance with the terms of the Purchase Agreement, a mutually agreed upon independent certified public accounting firm ruled in favor of DMFI with respect to certain aspects of the methodology by which the working capital adjustment should be calculated. In connection with such ruling, during the third quarter of 2016, we resubmitted the original working capital adjustment. In the fourth quarter of 2016, we settled the working capital adjustment and a liability of $38.0 was recorded to the opening balance sheet during the measurement period, as discussed in Note 2: Acquisitions, and was subsequently paid as of April 30, 2016.

72 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

NOTE 16	GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION
Our Senior Notes are fully and unconditionally guaranteed, on a joint and several basis, by J.M. Smucker LLC and The Folgers Coffee Company (the “subsidiary guarantors”), which are 100 percent wholly-owned subsidiaries of the Company. A subsidiary guarantor will be released from its obligations under the indentures governing the notes (a) with respect to each series of notes, if we exercise our legal or covenant defeasance option with respect to such series of notes or if our obligations under an indenture are discharged in accordance with the terms of such indenture in respect of such series of notes; (b) with respect to all series of notes issued in March 2015, upon the issuance, sale, exchange, transfer, or other disposition (including through merger, consolidation, amalgamation, or otherwise) of the capital stock of the applicable subsidiary guarantor (including any issuance, sale, exchange, transfer, or other disposition following which the applicable subsidiary guarantor is no longer a subsidiary) if such issuance, sale, exchange, transfer, or other disposition is made in a manner not in violation of the indenture in respect of such series of notes; or (c) with respect to all series of notes, upon the substantially simultaneous release or discharge of the guarantee by such subsidiary guarantor of all of our primary senior indebtedness other than through discharges as a result of payment by such guarantor on such guarantees.
Condensed consolidating financial statements for the Company, the subsidiary guarantors, and the other subsidiaries of the Company that are not guaranteeing the indebtedness under the Senior Notes (the “non-guarantor subsidiaries”) are provided below. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions, including transactions with our
100 percent wholly-owned subsidiary guarantors and non-guarantor subsidiaries. We have accounted for investments in subsidiaries using the equity method.

2016 ANNUAL REPORT    73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME		Year Ended April 30, 2016
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$3,155.3	$1,184.5	$8,724.9	$(5,253.5)	$7,811.2
Cost of products sold	2,468.0	1,083.3	6,549.6	(5,257.5)	4,843.4
Gross Profit	687.3	101.2	2,175.3	4.0	2,967.8
Selling, distribution, and administrative expenses and other special project costs	290.9	40.5	1,314.8	—	1,646.2
Amortization	4.2	—	204.2	—	208.4
Other operating (income) expense – net	(25.2)	1.1	(8.0)	—	(32.1)
Operating Income	417.4	59.6	664.3	4.0	1,145.3
Interest (expense) income – net	(172.0)	1.2	(0.3)	—	(171.1)
Other income (expense) – net	9.6	1.2	(70.5)	63.4	3.7
Equity in net earnings of subsidiaries	513.1	138.3	60.8	(712.2)	—
Income Before Income Taxes	768.1	200.3	654.3	(644.8)	977.9
Income taxes	79.4	0.4	209.4	—	289.2
Net Income	$688.7	$199.9	$444.9	$(644.8)	$688.7
Other comprehensive loss, net of tax	(38.6)	(1.7)	(20.7)	22.4	(38.6)
Comprehensive Income	$650.1	$198.2	$424.2	$(622.4)	$650.1
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME		Year Ended April 30, 2015
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$2,998.0	$1,184.0	$6,622.4	$(5,111.7)	$5,692.7
Cost of products sold	2,457.8	1,080.0	5,301.6	(5,115.4)	3,724.0
Gross Profit	540.2	104.0	1,320.8	3.7	1,968.7
Selling, distribution, and administrative expenses and other special project costs	234.9	53.8	799.2	—	1,087.9
Amortization	4.2	—	106.7	—	110.9
Other operating expense (income) – net	0.3	(2.4)	—	—	(2.1)
Operating Income	300.8	52.6	414.9	3.7	772.0
Interest (expense) income – net	(80.7)	1.2	(0.4)	—	(79.9)
Other debt costs	(173.3)	—	—	—	(173.3)
Other income – net	0.6	0.1	3.5	—	4.2
Equity in net earnings of subsidiaries	312.6	131.4	52.7	(496.7)	—
Income Before Income Taxes	360.0	185.3	470.7	(493.0)	523.0
Income taxes	15.1	0.4	162.6	—	178.1
Net Income	$344.9	$184.9	$308.1	$(493.0)	$344.9
Other comprehensive loss, net of tax	(58.2)	(18.5)	(43.3)	61.8	(58.2)
Comprehensive Income	$286.7	$166.4	$264.8	$(431.2)	$286.7

74 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME		Year Ended April 30, 2014
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$3,162.8	$1,278.8	$6,601.3	$(5,432.3)	$5,610.6
Cost of products sold	2,573.6	1,166.0	5,268.5	(5,428.5)	3,579.6
Gross Profit	589.2	112.8	1,332.8	(3.8)	2,031.0
Selling, distribution, and administrative expenses and other special project costs	197.1	47.5	769.8	—	1,014.4
Amortization	4.2	—	94.7	—	98.9
Other operating (income) expense – net	(1.3)	0.9	(0.9)	—	(1.3)
Operating Income	389.2	64.4	469.2	(3.8)	919.0
Interest (expense) income – net	(80.8)	1.2	(1.5)	1.7	(79.4)
Other income (expense) – net	10.8	—	1.0	(1.7)	10.1
Equity in net earnings of subsidiaries	345.1	141.4	64.4	(550.9)	—
Income Before Income Taxes	664.3	207.0	533.1	(554.7)	849.7
Income taxes	99.1	0.4	185.0	—	284.5
Net Income	$565.2	$206.6	$348.1	$(554.7)	$565.2
Other comprehensive income, net of tax	25.0	27.4	6.0	(33.4)	25.0
Comprehensive Income	$590.2	$234.0	$354.1	$(588.1)	$590.2

CONDENSED CONSOLIDATING BALANCE SHEETS		April 30, 2016
The J. M. Smucker Company (Parent)		Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$7.0	$—	$102.8	$—	$109.8
Inventories	—	143.2	752.0	4.2	899.4
Other current assets	497.3	5.9	71.9	(10.9)	564.2
Total Current Assets	504.3	149.1	926.7	(6.7)	1,573.4
Property, Plant, and Equipment – Net	296.3	587.0	744.4	—	1,627.7
Investments in Subsidiaries	15,092.2	4,317.9	331.6	(19,741.7)	—
Intercompany Receivable	—	404.7	1,543.9	(1,948.6)	—
Other Noncurrent Assets
Goodwill	1,494.8	—	4,596.3	—	6,091.1
Other intangible assets – net	428.3	—	6,066.1	—	6,494.4
Other noncurrent assets	57.4	10.4	129.7	—	197.5
Total Other Noncurrent Assets	1,980.5	10.4	10,792.1	—	12,783.0
Total Assets	$17,873.3	$5,469.1	$14,338.7	$(21,697.0)	$15,984.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$723.3	$78.9	$421.6	$(10.8)	$1,213.0
Noncurrent Liabilities
Long-term debt	5,146.0	—	—	—	5,146.0
Deferred income taxes	60.7	—	2,169.6	—	2,230.3
Intercompany payable	4,644.7	—	—	(4,644.7)	—
Other noncurrent liabilities	290.1	17.9	78.3	—	386.3
Total Noncurrent Liabilities	10,141.5	17.9	2,247.9	(4,644.7)	7,762.6
Total Liabilities	10,864.8	96.8	2,669.5	(4,655.5)	8,975.6
Total Shareholders’ Equity	7,008.5	5,372.3	11,669.2	(17,041.5)	7,008.5
Total Liabilities and Shareholders’ Equity	$17,873.3	$5,469.1	$14,338.7	$(21,697.0)	$15,984.1

2016 ANNUAL REPORT    75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING BALANCE SHEETS		April 30, 2015
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$7.1	$—	$118.5	$—	$125.6
Inventories	—	180.3	979.6	3.7	1,163.6
Other current assets	413.8	4.8	288.7	(12.6)	694.7
Total Current Assets	420.9	185.1	1,386.8	(8.9)	1,983.9
Property, Plant, and Equipment – Net	258.0	591.3	829.0	—	1,678.3
Investments in Subsidiaries	14,610.4	4,179.7	272.4	(19,062.5)	—
Intercompany Receivable	—	305.2	133.1	(438.3)	—
Other Noncurrent Assets
Goodwill	1,082.0	—	4,929.6	—	6,011.6
Other intangible assets – net	501.1	—	6,449.2	—	6,950.3
Other noncurrent assets	55.6	10.5	116.1	—	182.2
Total Other Noncurrent Assets	1,638.7	10.5	11,494.9	—	13,144.1
Total Assets	$16,928.0	$5,271.8	$14,116.2	$(19,509.7)	$16,806.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$484.0	$82.6	$468.6	$(12.6)	$1,022.6
Noncurrent Liabilities
Long-term debt	5,944.9	—	—	—	5,944.9
Deferred income taxes	93.3	—	2,303.7	—	2,397.0
Intercompany payable	3,080.2	—	—	(3,080.2)	—
Other noncurrent liabilities	238.7	15.2	101.0	—	354.9
Total Noncurrent Liabilities	9,357.1	15.2	2,404.7	(3,080.2)	8,696.8
Total Liabilities	9,841.1	97.8	2,873.3	(3,092.8)	9,719.4
Total Shareholders’ Equity	7,086.9	5,174.0	11,242.9	(16,416.9)	7,086.9
Total Liabilities and Shareholders’ Equity	$16,928.0	$5,271.8	$14,116.2	$(19,509.7)	$16,806.3

76 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2016
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash (Used for) Provided by Operating Activities	$(192.8)	$151.4	$1,499.7	$—	$1,458.3
Investing Activities
Businesses acquired, net of cash acquired	—	—	7.9	—	7.9
Equity investment in affiliate	—	—	(16.0)	—	(16.0)
Additions to property, plant, and equipment	(71.8)	(53.7)	(75.9)	—	(201.4)
Proceeds from divestiture	193.7	—	—	—	193.7
Proceeds from disposal of property, plant, and equipment	3.7	0.1	0.2	—	4.0
(Disbursements of) repayments from intercompany loans	—	(99.4)	(1,465.1)	1,564.5	—
Other – net	(1.2)	1.6	33.1	—	33.5
Net Cash Provided by (Used for) Investing Activities	124.4	(151.4)	(1,515.8)	1,564.5	21.7
Financing Activities
Short-term borrowings– net	58.0	—	—	—	58.0
Repayments of long-term debt	(800.0)	—	—	—	(800.0)
Quarterly dividends paid	(316.6)	—	—	—	(316.6)
Purchase of treasury shares	(441.1)	—	—	—	(441.1)
Intercompany payable	1,564.5	—	—	(1,564.5)	—
Other – net	3.5	—	—	—	3.5
Net Cash Provided by (Used for) Financing Activities	68.3	—	—	(1,564.5)	(1,496.2)
Effect of exchange rate changes on cash	—	—	0.4	—	0.4
Net decrease in cash and cash equivalents	(0.1)	—	(15.7)	—	(15.8)
Cash and cash equivalents at beginning of year	7.1	—	118.5	—	125.6
Cash and Cash Equivalents at End of Year	$7.0	$—	$102.8	$—	$109.8

( )	Denotes use of cash

2016 ANNUAL REPORT    77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2015
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$239.2	$87.8	$406.2	$—	$733.2
Investing Activities
Businesses acquired, net of cash acquired	(1,240.0)	—	(80.5)	—	(1,320.5)
Additions to property, plant, and equipment	(56.3)	(93.3)	(98.1)	—	(247.7)
Proceeds from disposal of property, plant, and equipment	—	1.1	1.5	—	2.6
Equity investments in subsidiaries	(2,715.3)	—	—	2,715.3	—
Repayments from (disbursements of) intercompany loans	—	10.2	(297.5)	287.3	—
Other – net	—	(5.8)	(24.3)	—	(30.1)
Net Cash (Used for) Provided by Investing Activities	(4,011.6)	(87.8)	(498.9)	3,002.6	(1,595.7)
Financing Activities
Short-term repayments – net	(5.3)	—	(17.1)	—	(22.4)
Proceeds from long-term debt	5,382.5	—	—	—	5,382.5
Repayments of long-term debt, including make-whole payments	(1,580.8)	—	(2,613.1)	—	(4,193.9)
Quarterly dividends paid	(254.0)	—	—	—	(254.0)
Purchase of treasury shares	(24.3)	—	—	—	(24.3)
Investments in subsidiaries	—	—	2,715.3	(2,715.3)	—
Intercompany payable	287.3	—	—	(287.3)	—
Other – net	(32.7)	—	8.0	—	(24.7)
Net Cash Provided by (Used For) Financing Activities	3,772.7	—	93.1	(3,002.6)	863.2
Effect of exchange rate changes on cash	—	—	(28.6)	—	(28.6)
Net increase (decrease) in cash and cash equivalents	0.3	—	(28.2)	—	(27.9)
Cash and cash equivalents at beginning of year	6.8	—	146.7	—	153.5
Cash and Cash Equivalents at End of Year	$7.1	$—	$118.5	$—	$125.6

( )	Denotes use of cash

78 THE J. M.SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2014
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$297.8	$168.5	$389.7	$—	$856.0
Investing Activities
Businesses acquired, net of cash acquired	—	—	(101.8)	—	(101.8)
Additions to property, plant, and equipment	(31.1)	(163.2)	(85.2)	—	(279.5)
Sales and maturities of marketable securities	10.0	—	—	—	10.0
Proceeds from disposal of property, plant, and equipment	—	0.6	10.1	—	10.7
Equity investments in subsidiaries	(108.9)	(17.1)	—	126.0	—
Repayments from (disbursements of) intercompany loans	—	9.3	(283.0)	273.7	—
Other – net	(3.2)	0.2	(6.7)	—	(9.7)
Net Cash (Used for) Provided by Investing Activities	(133.2)	(170.2)	(466.6)	399.7	(370.3)
Financing Activities
Short-term borrowing – net	248.4	—	—	—	248.4
Repayments of long-term debt	(50.0)	—	—	—	(50.0)
Quarterly dividends paid	(238.0)	—	—	—	(238.0)
Purchase of treasury shares	(508.5)	—	—	—	(508.5)
Investments in subsidiaries	—	—	126.0	(126.0)	—
Intercompany payable	273.7	—	—	(273.7)	—
Other – net	8.6	1.7	(37.7)	—	(27.4)
Net Cash (Used for) Provided by Financing Activities	(265.8)	1.7	88.3	(399.7)	(575.5)
Effect of exchange rate changes on cash	—	—	(13.1)	—	(13.1)
Net decrease in cash and cash equivalents	(101.2)	—	(1.7)	—	(102.9)
Cash and cash equivalents at beginning of year	108.0	—	148.4	—	256.4
Cash and Cash Equivalents at End of Year	$6.8	$—	$146.7	$—	$153.5

( )	Denotes use of cash

NOTE 17	COMMON SHARES
Voting: The Amended Articles of Incorporation (“Articles”) provide that each holder of a common share outstanding is entitled to one vote on each matter submitted to a vote of the shareholders, except for the following specific matters:
• any matter that relates to or would result in the dissolution or liquidation of the Company;
• the adoption of any amendment to the Articles or Amended Regulations, or the adoption of amended Articles, other than the adoption of any amendment or amended Articles that increases the number of votes to which holders of our common shares are entitled or expands the matters to which time-phased voting applies;
• any proposal or other action to be taken by our shareholders relating to the Rights Agreement, dated as of May 20, 2009, between the Company and Computershare Trust Company, N.A., or any successor plan;
• any matter relating to any stock option plan, stock purchase plan, executive compensation plan, executive benefit plan, or other similar plan, arrangement, or agreement;
• the adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of us or any of our subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of our assets;
• any matter submitted to our shareholders pursuant to Article Fifth (which relates to procedures applicable to certain business combinations) or Article Seventh (which relates to procedures applicable to certain proposed acquisitions of specified percentages of our outstanding common shares) of the Articles, as they may be further amended, or any issuance of our common shares for which shareholder approval is required by applicable stock exchange rules; and
• any matter relating to the issuance of our common shares or the repurchase of our common shares that the Board of Directors (“Board”) determines is required or appropriate to be submitted to our shareholders under the Ohio Revised Code or applicable stock exchange rules.

2016 ANNUAL REPORT    79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

On the matters listed above, common shares are entitled to 10 votes per share if they meet the requirements set forth in the Articles. Common shares which would be entitled to 10 votes per share must meet one of the following criteria:
• common shares for which there has not been a change in beneficial ownership in the past 4 years; or
• common shares received through our various equity plans that have not been sold or otherwise transferred.
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
In connection with the Big Heart acquisition, we and the rights agent entered into an amendment to the plan providing that neither the approval, execution, delivery, or performance of the merger agreement or the shareholders’ agreement entered into in connection with the transaction will in any way give rise to any provision of the plan becoming effective, and that none of Blue Holdings I, L.P., the controlling stockholder of BAG, or any of its affiliates will be deemed to be an acquiring person for purposes of the plan.
Repurchase Programs: On March 31, 2016, we entered into a 10b5-1 trading plan (“the Plan”) to facilitate the repurchase of 2.0 million common shares under the Board’s authorizations. Purchases under the Plan commenced on April 1, 2016, and concluded on April 30, 2016, and were transacted by a broker based upon the guidelines and parameters of the Plan. During 2016, we repurchased a total of 3.4 million shares, including 2.0 million shares under the Plan, for $437.8. We did not repurchase any shares in 2015.
At April 30, 2016, approximately 6.6 million common shares were available for repurchase pursuant to the Board’s authorizations.

80 THE J. M.SMUCKER COMPANY

DIRECTORS AND OFFICERS
The J. M. Smucker Company

DIRECTORS

Vincent C. Byrd	Nancy Lopez KnightG	Alex ShumateG
Retired Vice Chairman	Founder	Managing Partner, North America
The J. M. Smucker Company	Nancy Lopez Golf Company	Squire Patton Boggs (US) LLP
	Auburn, Alabama	Columbus, Ohio
Kathryn W. DindoA, E
Retired Vice President and	Elizabeth Valk LongA, E	Mark T. Smucker
Chief Risk Officer	Former Executive Vice President	President and Chief Executive Officer
FirstEnergy Corp.	Time Inc.	The J. M. Smucker Company
Akron, Ohio	New York, New York
Richard K. Smucker
Paul J. DolanE	Gary A. OateyG	Executive Chairman
Chairman and Chief Executive Officer	Executive Chairman	The J. M. Smucker Company
Cleveland Indians	Oatey Co.
Cleveland, Ohio	Cleveland, Ohio	Timothy P. Smucker
Chairman Emeritus
Robert B. Heisler, Jr.A	Sandra PianaltoA	The J. M. Smucker Company
Retired Chairman of the Board	Retired President and
KeyBank	Chief Executive Officer	David J. West
Cleveland, Ohio	Federal Reserve Bank of Cleveland Cleveland, Ohio	Retired President, Big Heart Pet Foods and Snacks
The J. M. Smucker Company
A Audit Committee Member; E Executive Compensation Committee Member; G Nominating and Corporate Governance Committee Member

2016 ANNUAL REPORT    81

DIRECTORS AND OFFICERS
The J. M. Smucker Company

EXECUTIVE OFFICERS

Richard K. Smucker	Robert D. Ferguson	Jill R. Penrose
Executive Chairman	Senior Vice President, Supply Chain	Senior Vice President, Human Resources
and Corporate Communications
Mark T. Smucker	Tamara J. Fynan
President and Chief Executive Officer	Vice President, Marketing Services	Christopher P. Resweber
Senior Vice President, Industry Affairs
Dennis J. Armstrong*	Kevin G. Jackson
Senior Vice President, Logistics and	Vice President, U.S. Retail Sales	Julia L. Sabin
Operations Support	and Market Development Organization	Vice President, Government Affairs
and Corporate Sustainability
Mark R. Belgya	Jeannette L. Knudsen
Vice Chair and Chief Financial Officer	Senior Vice President, General Counsel	Geoff E. Tanner
	and Secretary	Senior Vice President, Growth
James R. Day		and Innovation
Senior Vice President, Operations	David J. Lemmon
President, Canada and International
John W. Denman
Vice President, Human Resource	John F. Mayer^
Operations	Corporate Vice President

Barry C. Dunaway	Steven Oakland
President, Pet Food and Pet Snacks	Vice Chair and President, U.S. Food and
Beverage
* Retiring September 30, 2016; ^ Retiring July 31, 2016

82 THE J. M.SMUCKER COMPANY

OUR LOCATIONS
The J. M. Smucker Company

CORPORATE OFFICE
Orrville, Ohio
DOMESTIC MANUFACTURING LOCATIONS

Bloomsburg, Pennsylvania	Lawrence, Kansas	Ripon, Wisconsin
Buffalo, New York	Lexington, Kentucky	Scottsville, Kentucky
Chico, California	Livermore, California	Seattle, Washington
Cincinnati, Ohio	Memphis, Tennessee	Suffolk, Virginia
Decatur, Alabama	New Bethlehem, Pennsylvania	Toledo, Ohio
Grandview, Washington	New Orleans, Louisiana (3)	Topeka, Kansas
Harahan, Louisiana	Orrville, Ohio
Havre de Grace, Maryland	Oxnard, California
INTERNATIONAL MANUFACTURING LOCATION
Sherbrooke, Quebec, Canada

2016 ANNUAL REPORT    83

SHAREHOLDER INFORMATION

The J.M. Smucker Company

CORPORATE OFFICE

The J.M. Smucker Company
One Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000

STOCK LISTING

CORPORATE WEBSITE

To learn more about The J.M. Smucker Company, visit jmsmucker.com.

ANNUAL MEETING

The annual meeting will be held at 11:00 a.m. Eastern Time, August 17, 2016, in the Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio 44691.

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

FORWARD-LOOKING STATEMENTS

This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference *"Forward-Looking Statements"* in the *"Management's Discussion and Analysis"* section.

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

SHAREHOLDER SERVICES

Our transfer agent and registrar, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters, including:

- Shareholder investment program (CIP℠)
  - Direct purchase of our common shares
  - Dividend reinvestment
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

The J.M. Smucker Company is the owner of all trademarks, except for the following, which are used under license: Pillsbury™, the Barrelhead logo, and the Doughboy character are trademarks of The Pillsbury Company, LLC; Carnation® is a trademark of Société des Produits Nestlé S.A.; Dunkin' Donuts®, Dunkin' Dark®, and Bakery Series® are registered trademarks of DD IP Holder, LLC; Sweet'N Low®, NatraTaste®, Sugar In The Raw®, and the other "In The Raw" trademarks are registered trademarks of Cumberland Packing Corp. and its affiliates; and Douwe Egberts® and Pickwick® are registered trademarks of Jacobs Douwe Egberts. Borden® and Elsie are also trademarks used under license. K-Cup® and Keurig® are trademarks of Keurig Green Mountain, Inc., used with permission.
Non-GMO Project® Verified is a trademark of the Non-GMO Project, Inc.

MIX Paper from responsible sources FSC® C101537

Painting on the front cover by James Neil Hollingsworth, Atlanta, GA.
Designed by Corporate Reports Inc. | Atlanta, GA | www.corporatereport.com

84 THE J.M. SMUCKER COMPANY

THE J. M. SMUCKER COMPANY

One Strawberry Lane • Orrville, Ohio 44667 • 330.682.3000
jmsmucker.com