Form 10-K, Exhibit 13
period 2017-04-30
J M SMUCKER Co
filed 2017-06-19
CIK 91419

THE J. M. SMUCKER COMPANY

# ANNUAL REPORT

SMUCKER'S
Uncrustables
PEANUT BUTTER & STRAWBERRY JAM SANDWICH
THAW & EAT!
Jif
CREAMY
PEANUT BUTTER
SMUCKER'S
Strawberry
Preserves
RICH, PURE TASTE
Folgers
CLASSIC ROAST
LOVED SINCE 1908
MILK-BONE
MILK-BONE
2017

# WHY WE ARE WHO WE ARE

A culture of doing the *right* things and
doing *things* right...
Of dotting the i's and crossing the t's...
A culture of growth—individual and as a company.
A result of living our *Basic Beliefs*...
*Our Commitment to Each Other*, to our consumers,
and to our customers.
As we look to the future of unlimited possibilities,
we recognize the principles that are instrumental
to our success:
A culture deeply rooted in our *Basic Beliefs*,
guideposts for decisions at every level;
A culture that encourages commitment to each other,
clear communication and collaboration;
A culture of appreciation;
A *family*-sense of sharing in a job well done;
Where every person makes a difference.

## OUR PURPOSE

### *Helping to bring families together to share memorable meals and moments.*

We have always defined success by more than financial performance. We believe how we do things is as important as what we do. *Our Purpose* aims to articulate why we are in business and the impact we aspire to have on society.

Being together with the ones we love isn't just a pleasant way to spend time—it's vital to a healthy, happy, fulfilling life. In fact, the more family and friends spend time with each other, the richer their lives become.

We believe we can help strengthen families through the memorable meals and moments they share, and we can help make every day a little more special by nurturing the bonds that bring people together, as well as people and their pets closer together.

And the stronger families are today, the stronger our society will be tomorrow.

**Quite simply, life tastes better together.**

**At least one of our products can be found in 93% of all U.S. households.**

## OUR PORTFOLIO OF

# LEADING AND EMERGING BRANDS

#1

**JIF**
Market Share
Peanut Butter

#1

**FOLGERS**
Market Share
At-Home
Coffee Brand

#1

**SMUCKER'S**
Market Share
Fruit Spreads

#1

**MILK-BONE**
Market Share
Dog Snacks

## OUR VISION

*Engage, delight, and inspire consumers through trusted food and beverage brands that bring joy throughout their lives.*

A portfolio that combines #1 and leading brands with emerging, on-trend brands to drive balanced growth.

**#1**
**ROBIN HOOD**
Market Share
Flour in Canada

**#2**
**DUNKIN' DONUTS**
Market Share
Premium Bagged Coffee

**12%**
**CAFÉ BUSTELO**
5-Year Compound Annual Growth Rate

**17%**
**SMUCKER'S UNCRUSTABLES**
15-Year Compound Annual Growth Rate

# DEAR SHAREHOLDERS AND FRIENDS,

*For the past 120 years, The J.M. Smucker Company has grown and flourished thanks to an unwavering commitment to making quality products that meet the evolving needs of our consumers. We recognize consumers' eating habits have fundamentally changed since our founding—and even over the past few years. We are developing an increasingly sophisticated view of the link between food and our consumers' sense of purpose in their lives. These insights are helping us develop brands and products that align with the values of today's consumers, giving us a clear roadmap for the future.*

As consumer preferences are more influential than ever, fiscal 2017 was a pivotal year of gearing up for future growth as we continued to transform our business to reflect this changing landscape while remaining true to our heritage and *Our Purpose* of *helping to bring families together to share memorable meals and moments*. We're investing significantly in product innovation and strengthening capabilities in areas such as data analytics, e-commerce, and digital marketing to drive top-line growth while managing costs to fuel that growth. While top-line softness persisted throughout the fiscal year, both for our industry and for our business, we achieved adjusted earnings per share in line with our projections for the year by accelerating realized synergies related to the Big Heart Pet Brands acquisition and managing budgets and costs efficiently. Specific highlights for fiscal 2017 include:

- Achieved a 7 percent increase in adjusted earnings per share, excluding a prior year gain and noncash tax benefit;
- Grew key on-trend brands such as *Smucker's® Uncrustables®* sandwiches and *Café Bustelo®* coffee with both brands experiencing double-digit sales growth;
- Returned more than $775 million to our shareholders in the form of dividends and share repurchases; and
- Attained $122 million in incremental synergies for the year, exceeding our original target, and embarked on the next phase of our cost-reduction initiatives.

## CAPITALIZING ON BRAND STRENGTHS AND CONSUMER TRENDS

We have strong brands that participate in growing categories including coffee, pet food, peanut butter, and snacking. Today, our brands and products can be found in 93 percent of U.S. households, and our priority is to ensure that Smucker products remain the brands of choice for consumers.

We're fortifying that position by developing products that reflect the reality of today's consumers, who expect more from food than ever before. In addition to providing nourishment, food must deliver an enjoyable experience, connect individuals, satisfy cravings, promote health, and convey personal values. Brands once seen as status symbols now represent one's values.

Against this backdrop, we see consumers in the future making choices that fit their nontraditional, fast-paced schedules; meet highly specific wellness and functional needs; deliver convenience and quality in equal measure; and center on authentic brands with recognizable ingredients. These food trends diverge sharply from the past, which is why we have developed a three-year strategic roadmap to capitalize on new marketplace opportunities and generate sustainable, profitable growth.

In fiscal 2017, we made great strides in bolstering a new product pipeline that reflects shifts in consumer preferences toward convenience, simple ingredients, and snacking. While more meaningful contributions are expected in the years ahead, the effectiveness of these initiatives already can be seen in the near term.

- In U.S. Retail Coffee, *Folgers®* coffee responded to consumers' fondness for simple ingredients with *Folgers Simply Gourmet™*, a premium line of coffees made with all-natural flavors. Meanwhile, *Dunkin' Donuts®* K-Cup® pods are satisfying demand for convenient one-cup servings.

## FINANCIAL HIGHLIGHTS

*The J.M. Smucker Company*

| (DOLLARS AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA) | YEAR ENDED APRIL 30, 2017 | 2016 |
|---|---|---|
| Net sales | $7,392.3 | $7,811.2 |
| NET INCOME AND NET INCOME PER COMMON SHARE | | |
| Net income | $ 592.3 | $ 688.7 |
| Net income per common share – assuming dilution | $ 5.10 | $ 5.76 |
| ADJUSTED INCOME AND EARNINGS PER SHARE [A] | | |
| Adjusted income | $ 895.9 | $ 931.3 |
| Adjusted earnings per share – assuming dilution | $ 7.72 | $ 7.79 |
| COMMON SHARES OUTSTANDING AT YEAR END | 113.4 | 116.3 |
| NUMBER OF EMPLOYEES | 7,140 | 6,910 |

2 THE J.M. SMUCKER COMPANY

- In U.S. Retail Consumer Foods, we are leveraging our *Jif*® peanut butter brand to build a snacking platform that caters to consumers' desire for on-the-go options and protein-packed foods.
- In U.S. Retail Pet Foods, consumers' preferences for simple ingredients extend to the foods they buy for their pets. New *Milk-Bone® Farmer's Medley*™ treats are made with USA-sourced meat and contain no fillers, corn, or artificial flavors or preservatives.

## A ROADMAP FOR FUTURE GROWTH

At the highest level, our three-year plan is about balancing a focus on top-line growth with a diligent approach to cost savings, allowing us to deliver our growth objectives regarding earnings per share. It includes disproportionate investment in key growth segments across our portfolio, including our *Jif*, *Smucker's Uncrustables*, *Sahale Snacks*®, and *Milk-Bone* brands, and all of our coffee brands.

In e-commerce, we are redefining every aspect of our approach, including organization, capabilities, and investment. With pet food and pet snacks and coffee leading the way, our target is to generate 5 percent of net sales in fiscal 2020 through e-commerce. Already, subscription order models are proving highly successful in this distribution channel; online sales of *Natural Balance*® premium pet food grew roughly 60 percent in fiscal 2017.

Other facets of the strategic plan include increasing capital expenditures to add new manufacturing capacity, improving flexibility and productivity at several existing manufacturing facilities, and enhancing our information technology. Recently, we broke ground on a new *Smucker's Uncrustables* sandwiches manufacturing facility in Longmont, Colorado. When complete in 2020, this plant will provide the capacity to double sales of what is today a $220 million business. We also plan key capital improvements at our coffee facilities in New Orleans, Louisiana, and peanut butter plant in Lexington, Kentucky, that will improve efficiencies, lower costs, and enhance quality.

Finally, we expect acquisitions to play an ongoing role in our future growth. As demonstrated by our recently announced agreement to acquire the *Wesson*® cooking oil brand, these transactions provide opportunities to add top- and bottom-line growth where we benefit from our existing customers and channels, broaden participation in existing categories, and realize synergies in our supply chain.

## BALANCING INVESTMENTS WITH COST MANAGEMENT

To succeed, this growth journey needs fuel, which is being created in the form of ongoing cost management. We delivered over $120 million in incremental synergies associated with the Big Heart Pet Brands acquisition in fiscal 2017, exceeding our $100 million goal. This brings cumulative synergies achieved to date to approximately $160 million out of the total $200 million we expect to achieve by fiscal 2018. We have targeted another $250 million in cost reductions by fiscal 2020 from our companywide cost management program. This will result in $450 million in total annual synergy and cost reductions by that year.

Savings under this $250 million cost management program are expected to come from previously announced plant consolidations, accelerated operational efficiencies across the entire manufacturing network, organization optimization, revenue growth management, SKU rationalization, and a zero-based budgeting program. We believe that this strategy will capture the growth opportunities at hand and continue our historical track record of strong value creation, which has enabled us to return more than $3.1 billion to shareholders over the past five fiscal years through dividends and share repurchases.

## A LONG-TERM VIEW

As important as our new roadmap is for charting our course for the next three years, we will continue to pay attention to the factors that have guided us for the past century: a focus on the consumer, strong relationships with all our constituents, and adherence to our culture and long-standing *Basic Beliefs* as we "Execute for Today, Build for Tomorrow." This message encapsulates our plans for the near future as we expect to deliver on three key financial objectives:

- Achieve earnings per share growth in line with our stated long-term objective;
- Grow the top line, both organically and through acquisitions; and
- Achieve significant cost savings that will provide fuel for investments in growth and support the bottom line.

Although our industry looks very different than it did a generation ago, we believe companies that embrace and address today's accelerating pace of change can and will thrive. In this environment, our strong portfolio of leading and emerging brands continues to serve us well, providing the flexibility required to continuously adapt to changes in the marketplace. We are thankful for our employees, who bring these beliefs to life every day, and to you, our shareholders, for your continued support and confidence in our Company.

Tim Smucker    Richard Smucker    Mark Smucker

June 19, 2017

2017 ANNUAL REPORT 3

KEURIG HOT
Folgers
CLASSIC ROAST
CAFE BUSTELO
PILON
DUNKIN' DONUTS
DARK
CAFE BUSTELO
Espresso Ground Coffee
Folgers
CLASSIC ROAST
DUNKIN' DONUTS
KEURIG HOT
ORIGINAL BLEND
DUNKIN' DONUTS
10

4 THE J.M. SMUCKER COMPANY

# U.S. RETAIL
# COFFEE

Led by three strong brands, *Folgers*, *Dunkin' Donuts*, and *Café Bustelo*, Smucker is the leader in the U.S. at-home retail coffee category, offering products across a variety of price points while participating in all key segments of at-home coffee, including mainstream roast and ground, one-cup, premium, instant, and ready-to-drink. We continue to deliver classic favorites while bringing new coffee blends and platforms to market.

2017 ANNUAL REPORT 5

CAFE BUSTELO
ORIGINAL BLEND
DUNKIN' DONUTS
Folgers
RICH, PURE TASTE
CLASSIC ROAST

29% SEGMENT AS A PERCENTAGE OF COMPANY NET SALES

6 THE J.M. SMUCKER COMPANY

# CATEGORY LEADERSHIP THROUGH TRADITION AND INNOVATION

## INNOVATIVE NEW PRODUCTS FROM ICONIC BRANDS KEEP AMERICA'S COFFEE CONSUMERS COMING BACK FOR MORE.

As the at-home coffee category approaches $10 billion, Smucker remains the category leader with a 26 percent market share, led by a trio of brands–*Folgers*, *Dunkin' Donuts*, and *Café Bustelo*. In fiscal 2017, our U.S. Retail Coffee segment net sales totaled $2.1 billion, while we achieved segment profit of $682 million.

*Folgers* coffee remains consumers' favorite at-home coffee brand in mainstream roast and ground, the largest coffee segment by retail sales volume. In the past year, our market position in the mainstream coffee segment was 55 percent, more than twice that of the next-largest competitor.

Innovation will play a key role in the future of the *Folgers* brand, and we are utilizing data-driven insights to help shape future brand investments. Our research shows adult consumers of all ages are inspired by the heritage and authenticity of *Folgers* coffee, and we are using these insights to power further product innovations and to connect with new and core *Folgers* coffee consumers. For example, this past year we introduced in roast and ground and in K-Cup® pods *Folgers* Coffeehouse Blend, a bolder brew that launched to positive reviews. This summer we are launching *Folgers Simply Gourmet*, a premium coffee line featuring all-natural flavors.

*We are utilizing data-driven insights to help shape future brand investments.*

*Dunkin' Donuts* coffee generated approximately $500 million in net sales in fiscal 2017, including *Dunkin' Donuts* K-Cup® pods. The most successful product launch in our Company's history, *Dunkin' Donuts* K-Cup® pods exceeded its strong inaugural year performance and achieved the #2 ranking by IRI in its 2016 Food and Beverage New Product Pacesetters™ report. *Dunkin' Donuts* Original Blend is now the top-selling item among all K-Cup® pods along with retaining its position as the #1 bagged coffee item in the premium category. The overall premium segment of at-home coffee represents $2.3 billion in annual retail sales, and *Dunkin' Donuts* coffee is well-positioned in the category as the #2 premium coffee brand. This past year, we expanded the brand's roast and ground offerings, including popular seasonal flavors, to satisfy variety-seeking consumers and are investing in new platforms to extend the *Dunkin' Donuts* coffee brand. To meet accelerating demand for cold brew coffee, we are introducing *Dunkin' Donuts* Cold Brew coffee packs, a do-it-yourself kit that matches the cold brew experience offered at coffee shops with the comfort and convenience of being at home. Additional seasonal offerings of *Dunkin' Donuts* Cold Brew coffee packs are expected to hit the market following the initial launch.

The *Café Bustelo* brand continues to resonate strongly with its core Hispanic consumer base, while also attracting millennial coffee drinkers, who appreciate the brand's authentic heritage. *Café Bustelo* coffee net sales have grown at a 12 percent compound annual growth rate over the past five fiscal years, resulting in approximately $135 million in companywide net sales during fiscal 2017. We expect sales to double within the next three years as we focus on expanding distribution for the brand's roast and ground and K-Cup® pod offerings, as well as for *Bustelo Cool®*, a ready-to-drink coffee product.

2017 ANNUAL REPORT 7

With a portfolio of iconic brands that families love, it's no surprise more than 90 percent of American household pantries include a Smucker product. Our fruit spreads, nut butters, baking mixes and frostings, shortening and oils, natural and organic beverages, organic grains, and fruit and nut mixes enjoy the trust of consumers across generations.

8 THE J.M. SMUCKER COMPANY

## U.S. RETAIL
# CONSUMER FOODS

Crisco
Martha White
SANTA CRUZ
Jif
Jif TO GO NATURAL
DUNKIN' DONUTS
CAFE BUSTELO

2017 ANNUAL REPORT 9

# SATISFYING CHANGING CONSUMER PREFERENCES

## OFFERING A VARIETY OF QUALITY PRODUCTS FROM TRUSTED LEADING AND EMERGING BRANDS, WE'RE MEETING THE SNACKING AND MEALTIME NEEDS OF TODAY'S CONSUMERS.

Snacking and natural and organic foods—two distinct but related trends—are key areas of focus in U.S. Retail Consumer Foods. We expect to achieve growth through innovation in current and new categories with brands consumers know and love. In fiscal 2017, we expanded the reach of our *Smucker's* and *Jif* brands and saw strong sales for on-trend offerings such as *Smucker's Uncrustables* sandwiches and *Sahale Snacks* fruit and nut mixes. Net sales for U.S. Retail Consumer Foods totaled $2.1 billion, with segment profit at $458 million.

Snacking products accounted for approximately $310 million in 2017 net sales companywide, having grown at an annualized rate of 15 percent since 2012 and reflecting a purposeful shift toward products that meet consumers' needs for convenient foods. In line with this trend, *Smucker's Uncrustables* sandwiches experienced double-digit sales increases in recent years and is well-positioned for growth. We recently removed high fructose corn syrup from all our *Smucker's Uncrustables* sandwiches and certified the entire line NSF Non-GMO True North™ by NSF International in response to consumer preferences.

Snacking is also a driving trend for our *Jif* peanut butter brand, which enjoys a 39 percent share in the U.S. peanut butter market. Increasingly viewed as a delicious and convenient source of protein, *Jif* peanut butter has proven to be a strong snacking platform, including both *Jif To Go®* peanut butter single-serve cups and *Jif* snack bars. *Jif* snack bars gained retail sales in fiscal 2017 through ongoing marketing investments and the introduction of new bar varieties.

In the baking aisle, our frosting innovation leadership continued with the launch of *Pillsbury™* Filled Pastry Bags, ready-to-use bags that make frosting fun and approachable, and our *Crisco®* brand expanded its offerings with *Crisco* Organic Coconut Oil Unrefined, which retains the distinct coconut aroma and flavor.

Since acquiring the *Sahale Snacks* brand, we have increased distribution, introduced smaller pack sizes, and rolled out new snack items in unique flavors such as Korean BBQ Almonds glazed mix and a new line of snack bars with sweet and savory flavor combinations. As a result, brand sales are up, with further growth anticipated through increased investments in marketing, innovation, and distribution.

Our natural and organic brands also provide a strong platform for growth. We enjoy #1 positions in natural peanut butter, organic peanut butter, natural fruit spreads, and natural shelf-stable juice.

Building on our natural juice category leadership, we are expanding distribution of the *Santa Cruz Organic™* Agua Fresca line of lightly sweetened organic fruit juices into traditional grocery outlets. In addition, through our licensing agreement with Numi Inc., we launched a line of ready-to-drink organic teas in five flavors.

10 THE J.M. SMUCKER COMPANY

SMUCKER'S
Uncrustables
Jif

**28%** SEGMENT AS A PERCENTAGE OF COMPANY NET SALES

2017 ANNUAL REPORT 11

MILK-BONE
Pup-Peroni
MILK-BONE
MILK-BONE
Flavor Snacks
CHICKEN & SWEET POTATO FORMULA
Natural Balance
NATURE'S RECIPE
GRAIN FREE
Easy to Digest
Real Chicken

12 THE J.M. SMUCKER COMPANY

U.S. RETAIL

# PET FOODS

A $30 billion category, pet food and pet snacks is the largest and one of the fastest-growing categories in which we participate. Trends in pet foods mirror those in consumer foods, with current growth driven by demand for snacks and premium products made with simple ingredients. With a portfolio that includes *Meow Mix®*, *Milk-Bone*, *Natural Balance*, *Nature's Recipe®*, and *Kibbles 'n Bits®*, we hold the #1 market share position in dog snacks, the #2 position in dry cat food, and a strong presence in premium pet food.

2017 ANNUAL REPORT 13

MILK-BONE
MILK-BONE
9Lives
Meow Mix
Pup-Peroni

**29%** SEGMENT AS A PERCENTAGE OF COMPANY NET SALES

14 THE J.M. SMUCKER COMPANY

# PROVIDING QUALITY PRODUCTS FOR PETS IN THE FAMILY

## OUR PET FOOD AND PET SNACKS BRANDS ARE POISED FOR STEADY GROWTH.

We're putting into place a series of refreshed strategic initiatives to improve our sales and maintain a leadership position in pet food and pet snacks. We're focused on long-term brand building and reprioritizing marketing to support both core and emerging brands, optimizing our supply chain, and investing in innovation, including a new $25 million research and development facility on our corporate campus, which will open in June 2017.

For fiscal 2017, net sales for pet food and pet snacks totaled $2.1 billion, while segment profit was $481 million. Innovation is a key focus area, particularly within the dog snacks category, which generates some of the highest margins in our Company portfolio. Driven by the iconic *Milk-Bone* brand, we are a clear leader in this $2.3 billion category with a 38 percent market share. Following the successful introduction of *Milk-Bone Brushing Chews*® dental treats, we recently launched *Farmer's Medley* dog treats under the *Milk-Bone* brand. Meeting pet owners' needs for premium ingredients, these biscuits are made with USA-sourced meat and contain no fillers, corn, or artificial flavors or preservatives. We also have a strong snacking portfolio beyond the *Milk-Bone* brand, as we reinforce our position in the soft and chewy dog snacks space with our *Pup-Peroni*® brand through innovation and brand building.

*We're focused on long-term brand building and reprioritizing marketing to support both core and emerging brands.*

In fiscal 2017, we expanded distribution for our premium pet food portfolio by introducing *Nature's Recipe* into grocery and mass merchandisers. *Nature's Recipe*, which was previously sold exclusively within the pet specialty channel, is uniquely positioned to meet pet parents' increasing desire for natural and wellness offerings at accessible price points. Offering a premium brand in traditional retail is a key component of a broader strategy to grow our overall dog food portfolio by providing a strong presence in the value, mainstream, and premium segments of the grocery and mass channels.

Similarly, we continue to see strong long-term growth potential for *Natural Balance*, our super premium offering exclusive to the pet specialty and e-commerce channels. We have planned a packaging refresh to enhance on-shelf positioning for this brand and are introducing a high-protein line of *L.I.D. Limited Ingredient Diets*® items. We are also focused on customer-specific strategies to drive in-store traffic and further accelerate e-commerce sales.

Finally, we plan to build upon our #2 position in the cat food and cat snacks segments, led by the *Meow Mix* brand. With a view toward innovating across the category, we recently launched *Meow Mix Bistro*™ dry cat food inspired by culinary recipes and *Meow Mix* Paté wet varieties made with real meat ingredients. Within cat treats, we successfully launched *Meow Mix Irresistibles*®, made with real meat and no artificial flavors, and introduced *Meow Mix Brushing Bites*® dental cat treats designed to help control plaque and tartar.

2017 ANNUAL REPORT **15**

Our International and Foodservice business includes domestic sales outside U.S. retail channels, and foreign sales primarily in Canada, Mexico, and the Caribbean. We are a preferred supplier of food and beverages to North American foodservice operators, including casual and fine dining establishments, schools and universities, hospitals, and business and industry customers.

16 THE J.M. SMUCKER COMPANY

# INTERNATIONAL AND FOODSERVICE

Robin Hood
farine
Folgers
Jif
SMUCKER'S
Carnation
Evaporated Milk

2017 ANNUAL REPORT 17

# CONVENIENCE AND QUALITY AROUND THE WORLD AND AWAY FROM HOME

## INTERNATIONAL AND FOODSERVICE BUSINESS PROVIDES CONSUMERS WITH ICONIC BRANDS THEY KNOW AND TRUST.

Our International and Foodservice business reported in fiscal 2017 net sales totaling $1.1 billion and segment profit of $185 million. Results were driven by growth across our foodservice categories, the launch of new products in Canada, and ongoing growth of our export business.

Net sales in Canada remained steady in fiscal 2017. With the #1 branded position in six center-of-the-store categories, our efforts in fiscal 2017 focused on growing our brands in new and existing categories. We introduced one of our most iconic brands, *Jif* peanut butter, to Canadian retail outlets. Canadians are among the highest per capita consumers of peanut butter in the world and are already familiar with the *Jif* brand through travel to the United States and our Canadian foodservice business. Backed by a robust marketing campaign, the launch has been well-received by consumers and retail customers.

Our strong baking business in Canada maintains leadership positions in flour, shortening, and canned milk. In coffee, net sales increased for our *Folgers* roast and ground portfolio, and we launched *Folgers* K-Cup® pods in larger count sizes. Lastly we grew our pet foods business in Canada with product innovation, advertising, and seasonal merchandising.

Through our international export business, Smucker brands are distributed in 90 countries outside North America. In fiscal 2017, both sales and segment profit increased for this business driven by fruit spreads, peanut butter, and coffee primarily in Europe, the Middle East, and Latin America.

Our foodservice business, which operates across the majority of commercial and noncommercial segments, is growing at approximately twice the rate of the industry by offering a strong portfolio of products that consumers trust and use in their own homes. Accomplishments in fiscal 2017 included the introduction of *Smucker's* Natural fruit spreads in new packaging in the quick-service restaurant channel and continued growth in our existing portion-control business. Additionally, distribution gains were achieved in strategic categories with our *Sahale Snacks* fruit and nut mixes and *Jif* peanut butter.

Our K–12 school portfolio includes *Smucker's Uncrustables* sandwiches and *Jif* peanut butter, two brands students know and trust. Sales of *Smucker's Uncrustables* sandwiches grew 18 percent in foodservice channels in fiscal 2017, representing a full year since the brand's reentry into the United States Department of Agriculture school foodservice program.

In foodservice coffee, we are launching *Café Bustelo* "Sabor Latino Served Here," a specialty coffee program targeting colleges and universities. In addition, the introduction of innovative new coffee equipment will further enable our specialty coffee proposition in offices and other channels.

18 THE J.M. SMUCKER COMPANY

MILK-BONE
MILK-BONE
Moyens
Moyens
BICK'S
Dill Pickles
Garlic
BICK'S
Pickles
Garlic
Robin Hood
Robin Hood
QUICK BREAD
PAIN ÉCLAIR
ORIGINAL
Robin Hood

SMUCKER'S
Strawberry
Jam

**14%** SEGMENT AS A PERCENTAGE OF COMPANY NET SALES

2017 ANNUAL REPORT 19

# SUSTAINABILITY AT SMUCKER

## CREATING A BETTER TOMORROW BY FOCUSING ON:

- Preserving our culture;
- Ensuring our long-term **Economic** viability;
- Driving positive **Environmental** impact; and
- Being **Socially** responsible.

At Smucker, we are proud to advance our business goals without sacrificing our respect for the environment and support for the communities we serve. Over the past year, we have made substantial progress in areas such as responsible sourcing, sustainable agriculture, environmental responsibility, and community impact. Here are some of our achievements:

**32 MILLION**
Gallons of water saved

**10%**
of total retail coffee purchased from certified sources

**14,000+**
Coffee farmers have benefited from our work with the Better Coffee Harvest Project and the Hanns R. Neumann Foundation

**91.6%**
of total waste diverted from landfill

**YEAR 2**
of Pollinator Partnership "Monarch Wings Across Ohio" Program

**7**
LEED®-certified facilities

**40%**
Reduction in trucks delivering *Smucker's® Magic Shell®* due to reduction in package weight

**100%**
of direct palm oil purchases were from responsible and certified sustainable sources

**1,300 HECTARES**
of quinoa-growing land certified as USDA Organic through our partner, Fundación Valles

**10,000,000+**
Meals provided to people and pets through products donated

Please view our 2017 Corporate Responsibility Report at corporateresponsibility.jmsmucker.com.

20 THE J.M. SMUCKER COMPANY

## GREEK GRAIN AND QUINOA SALAD

## CASHEW CHICKEN WITH BROWN RICE

## CHEESY TACO PIZZA

## TRIPLE BERRY BAKED BRIE

## BACON PANCAKE STICKS

## RED, WHITE & BLUEBERRY TRIFLE

# CASHEW CHICKEN WITH BROWN RICE

**INGREDIENTS**

- 1 cup chicken broth
- ⅓ cup sliced green onion
- ¼ cup Jif® Creamy Cashew Butter
- ¼ cup soy sauce
- 3 tablespoons honey
- 2 teaspoons grated ginger root
- 2 tablespoons Crisco® Pure Canola Oil
- 1¼ to 1½ pounds boneless skinless chicken breasts, cut into 1-inch cubes
- ½ cup chopped red pepper
- 2 cups hot cooked brown rice
- ¼ cup chopped cashews

**PREP TIME:** 10 min. **YIELD:** 4 servings
**COOK TIME:** 10 min.

**DIRECTIONS**

1. COMBINE broth, green onion, cashew butter, soy sauce, honey and ginger root in medium bowl.
2. HEAT oil in large skillet over medium high heat. Add chicken and red pepper. Cook 3 to 5 minutes until chicken is browned. Add cashew butter mixture to skillet. Bring to a boil, stirring constantly. Remove from heat.
3. PLACE rice on serving platter. Spoon chicken mixture over rice. Top with cashews.

©/® The J.M. Smucker Company

# GREEK GRAIN AND QUINOA SALAD

**INGREDIENTS**

- 1 cup water
- ½ cup truRoots® Sprouted Quinoa & Ancient Grain Medley
- ⅓ cup Greek vinaigrette dressing
- 2 cups diced cucumber
- 1 cup grape or cherry tomatoes, halved
- ½ cup crumbled feta cheese

**PREP TIME:** 10 min. **YIELD:** 4 (3/4 cup) servings
**COOK TIME:** 25 min.

**DIRECTIONS**

1. BRING water to a boil in small saucepan. Stir in quinoa & grain medley. Cover with tight-fitting lid and cook over low heat 20 to 25 minutes or until water is absorbed and medley is tender.
2. COMBINE medley and salad dressing in medium bowl. Stir until blended.
3. STIR in cucumber and tomatoes. Sprinkle with feta cheese. Cover and chill until ready to serve.

©/® The J.M. Smucker Company

# TRIPLE BERRY BAKED BRIE

**INGREDIENTS**

- 1 sheet frozen puff pastry, thawed
- ⅓ cup Smucker's® Orchard's Finest® Northwest Triple Berry Preserves
- 8 ounces round baby wheel brie cheese
- ¼ cup chopped hazelnuts or pecans
- 1 large egg
- 1 tablespoon water
- Assorted crackers, pear slices and/or apple slices

**PREP TIME:** 20 min. **YIELD:** 12 servings
**COOK TIME:** 25 min.

**DIRECTIONS**

1. HEAT oven to 400°F. Unfold puff pastry on a lightly floured surface. Roll gently to seal any cracks in pastry. Spoon preserves onto center of pastry. Place cheese on top of preserves. Sprinkle evenly with nuts. Fold pastry up over the cheese to cover. Trim excess pastry and press to seal seams. Reserve pastry scraps.
2. WHISK egg and water in small bowl. Brush seams with egg mixture. Place seam-side down on baking sheet. Cut pastry scraps into decorative shapes and arrange on top, if desired. Brush with egg mixture.
3. BAKE 25 minutes or until golden brown. Let stand 20 minutes before cutting. Serve with crackers and sliced fruit.

©/® The J.M. Smucker Company

# CHEESY TACO PIZZA

**INGREDIENTS**

- 1 package Martha White® Deep Pan Pizza Crust Mix
- Additional ingredients to prepare crust mix per package instructions
- ½ pound ground beef
- ⅓ cup water
- 2 tablespoons taco seasoning mix
- ½ cup tomato salsa
- ¾ cup refried beans
- 1 (8 oz.) package shredded Mexican cheese blend
- Various toppings for garnish

**PREP TIME:** 20 min. **YIELD:** 8 servings
**COOK TIME:** 20 min.

**DIRECTIONS**

1. PREPARE crust mix according to package instructions through step 4, except use a 12-inch round pizza pan instead of a cake or deep-dish pan.
2. BROWN ground beef in large skillet. Add water and taco seasoning mix. Simmer 3 minutes or until almost dry, stirring occasionally.
3. STIR salsa into beans until blended. Spread over partially baked crust. Top with beef mixture and cheese. Bake 9 to 12 minutes or until golden brown. Garnish as desired.

©/® The J.M. Smucker Company

# RED, WHITE & BLUEBERRY TRIFLE

**INGREDIENTS**

- 1 package Pillsbury™ Purely Simple® White Cake and Cupcake Mix
- Additional ingredients to prepare cake mix per package instructions
- 2 cups cold heavy cream
- 1 package Pillsbury™ Purely Simple® Buttercream Frosting Mix
- 2 cups sliced fresh strawberries, divided
- 2 cups fresh blueberries, divided

**PREP TIME:** 25 min. **YIELD:** 15 servings
**COOK TIME:** 35 min.

**DIRECTIONS**

1. PREPARE cake mix according to package instructions using butter, milk and eggs. Bake in 2 (8- or 9-inch) round baking pans according to package instructions. Cool completely. Cut 1 cake into 1-inch cubes. Wrap remaining cake and reserve for another use.
2. BEAT cream in large bowl with mixer on high speed until soft peaks form. Add frosting mix to bowl. Beat on low speed until moistened. Beat on high speed until stiff peaks form.
3. PLACE half of cake cubes in 3-quart trifle dish or glass serving bowl. Top with 1 cup strawberries and 1 cup blueberries. Spread half of whipped cream mixture over berry layer. Repeat all layers using remaining cake cubes, berries and whipped cream mixture. Garnish as desired.

©/® The J.M. Smucker Company

# BACON PANCAKE STICKS

**INGREDIENTS**

- Crisco® Original No-Stick Cooking Spray
- 2 cups Hungry Jack® Complete Buttermilk Pancake & Waffle Mix (Just Add Water)
- 1⅓ cups water
- 12 strips cooked bacon cut in half
- Hungry Jack® Original Syrup

**PREP TIME:** 10 min. **YIELD:** 24 sticks
**COOK TIME:** 25 min.

**DIRECTIONS**

1. COAT griddle or large skillet with no-stick cooking spray. Heat over medium heat (375°F). Whisk pancake mix and water in large bowl until smooth. Let stand 3 minutes.
2. PLACE batter in liquid measuring cup. Pour batter into a 4-inch oval shape a little longer and wider than bacon slice. Press slice of bacon in the center.
3. COOK until edges are dry, about 1 to 1½ minutes. Turn; cook an additional 1 minute or until golden brown. Repeat to make remaining sticks. Serve with syrup.

©/® The J.M. Smucker Company

2017 FINANCIAL REVIEW
The J. M. Smucker Company

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
The following table presents selected financial data for each of the five years in the period ended April 30, 2017. The selected financial data should be read in conjunction with the “Results of Operations” and “Liquidity and Capital Resources” sections of “Management’s Discussion and Analysis” and the consolidated financial statements and notes thereto.

	Year Ended April 30,
(Dollars and shares in millions, except per share data)	2017	2016	2015	2014	2013
Statements of Income:
Net sales	$7,392.3	$7,811.2	$5,692.7	$5,610.6	$5,897.7
Gross profit	$2,835.3	$2,967.8	$1,968.7	$2,031.0	$2,027.6
% of net sales	38.4%	38.0%	34.6%	36.2%	34.4%
Operating income	$1,031.5	$1,145.3	$772.0	$919.0	$910.4
% of net sales	14.0%	14.7%	13.6%	16.4%	15.4%
Net income	$592.3	$688.7	$344.9	$565.2	$544.2
Financial Position:
Cash and cash equivalents	$166.8	$109.8	$125.6	$153.5	$256.4
Total assets	15,639.7	15,984.1	16,806.3	9,041.4	9,010.7
Total debt	5,398.5	5,430.0	6,170.9	2,216.3	2,010.1
Shareholders’ equity	6,850.2	7,008.5	7,086.9	5,029.6	5,148.8
Liquidity:
Net cash provided by operating activities	$1,059.0	$1,461.0	$739.1	$863.3	$858.7
Capital expenditures	192.4	201.4	247.7	279.5	206.5
Free cash flow (A)	866.6	1,259.6	491.4	583.8	652.2
Quarterly dividends paid	339.3	316.6	254.0	238.0	222.8
Purchase of treasury shares	437.6	441.1	24.3	508.5	364.2
EBITDA (as adjusted) (A)	1,593.7	1,579.1	871.3	1,185.5	1,161.6
Share Data:
Weighted-average shares outstanding	116.0	119.4	103.7	104.3	108.8
Weighted-average shares outstanding – assuming dilution	116.1	119.5	103.7	104.3	108.9
Dividends declared per common share	$3.00	$2.68	$2.56	$2.32	$2.08
Earnings per Common Share:
Net income	$5.11	$5.77	$3.33	$5.42	$5.00
Net income – assuming dilution	5.10	5.76	3.33	5.42	5.00
Other Non-GAAP Measures: (A)
Adjusted gross profit	$2,868.2	$2,968.0	$1,999.4	$2,035.1	$2,032.5
% of net sales	38.8%	38.0%	35.1%	36.3%	34.5%
Adjusted operating income	$1,481.8	$1,489.8	$970.2	$1,047.6	$1,061.6
% of net sales	20.0%	19.1%	17.0%	18.7%	18.0%
Adjusted income and earnings per share:
Adjusted income	$895.9	$931.3	$475.6	$650.8	$644.9
Adjusted earnings per share – assuming dilution	$7.72	$7.79	$4.59	$6.24	$5.92

(A)
We use non-GAAP financial measures to evaluate our performance. Refer to “Non-GAAP Measures” in the “Management’s Discussion and Analysis” section for a reconciliation to the comparable GAAP financial measure.

2017 ANNUAL REPORT    21

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
The J. M. Smucker Company

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2017 and 2016.

(Dollars in millions, except per share data)	Quarter Ended	Net Sales	Gross Profit	Net Income	Net Income per Common Share	Net Income per Common Share – Assuming Dilution

2017	July 31, 2016	$1,815.8	$722.7	$170.0	$1.46	$1.46
	October 31, 2016	1,913.9	742.9	177.3	1.52	1.52
	January 31, 2017	1,878.8	722.9	134.6	1.16	1.16
	April 30, 2017	1,783.8	646.8	110.4	0.96	0.96

2016	July 31, 2015	$1,952.0	$728.7	$136.4	$1.14	$1.14
	October 31, 2015	2,077.7	787.3	176.0	1.47	1.47
	January 31, 2016	1,973.9	763.8	185.3	1.55	1.55
	April 30, 2016	1,807.6	688.0	191.0	1.61	1.61

Annual net income per common share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods, primarily due to share repurchases.

STOCK PRICE DATA

Our common shares are listed on the New York Stock Exchange – ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 311,400 shareholders of record as of June 12, 2017, of which approximately 41,400 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends

2017	July 31, 2016	$154.97	$125.67	$0.75
	October 31, 2016	157.31	128.75	0.75
	January 31, 2017	136.13	122.05	0.75
	April 30, 2017	143.68	125.77	0.75

2016	July 31, 2015	$120.65	$104.81	$0.67
	October 31, 2015	120.44	104.30	0.67
	January 31, 2016	128.43	111.01	0.67
	April 30, 2016	132.64	121.79	0.67

22 THE J. M. SMUCKER COMPANY

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
The J. M. Smucker Company

	April 30,
	2012	2013	2014	2015	2016	2017
The J. M. Smucker Company	$100.00	$132.90	$127.19	$156.23	$175.06	$178.42
S&P Packaged Foods & Meats	100.00	128.03	140.89	162.00	188.77	199.67
S&P 500	100.00	116.89	140.78	159.05	160.97	189.81
The above graph compares the cumulative total shareholder return for the five years ended April 30, 2017, for our common shares, the S&P Packaged Foods & Meats Index, and the S&P 500 Index. These figures assume all dividends are reinvested when received and are based on $100 invested in our common shares and the referenced index funds on April 30, 2012.

Copyright © 2017 Standard & Poor’s, a division of S&P Global. All rights reserved.
www.researchdatagroup.com/standards-poors/

2017 ANNUAL REPORT    23

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

(Dollars in millions, unless otherwise noted, except per share data)
COMPANY BACKGROUND
For 120 years, The J. M. Smucker Company (“Company,” “we,” “us,” or “our”) headquartered in Orrville, Ohio, has been committed to offering consumers quality products that bring families together to share memorable meals and moments. Today, we are a leading marketer and manufacturer of consumer food and beverage products and pet food and pet snacks in North America. In consumer foods and beverages, our brands include Smucker’s®, Folgers®, Jif ®, Dunkin’ Donuts®, Crisco®, Pillsbury®, R.W. Knudsen Family®, Hungry Jack®, Café Bustelo®, Martha White®, truRoots®, Sahale Snacks®, Robin Hood®, and Bick’s®. In pet food and pet snacks, our brands include Meow Mix®, Milk-Bone®, Kibbles ’n Bits®, Natural Balance®, and 9Lives®.
We have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and U.S. Retail Pet Foods. The U.S. retail market segments in total comprised over 85 percent of net sales in 2017 and represent a major portion of our strategic focus – the sale of branded food and beverage products with leadership positions to consumers through retail outlets in North America. In the U.S. retail market segments, our products are sold primarily to food retailers, food wholesalers, drug stores, club stores, mass merchandisers, discount and dollar stores, military commissaries, natural foods stores and distributors, pet specialty stores, and online retailers. Within our segment results, International and Foodservice represents a combination of the strategic business areas not included in the U.S. retail market segments. The products included in International and Foodservice are distributed domestically and in foreign countries through retail channels and foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators).
STRATEGIC OVERVIEW
We remain rooted in our Basic Beliefs of Quality, People, Ethics, Growth, and Independence established by our founder and namesake, Jerome Smucker, more than a century ago. Today, these Basic Beliefs are the core of our unique corporate culture and serve as a foundation for decision-making and actions. We have been led by five generations of family leadership, having had only six chief executive officers in 120 years. This continuity of management and thought extends to the broader leadership team that embodies the values and embraces the business practices that have contributed to our consistent growth.

Our strategic vision is to own and market a portfolio of food and beverage brands that combines number one and leading brands with emerging, on-trend brands to drive balanced, long-term growth, primarily in North America.

Our strategic long-term growth objectives are to increase net sales by 3 percent and earnings per share, measured on a non-GAAP basis, by 8 percent annually on average. We expect organic growth, including new products, to drive much of our top-line growth, while the contribution from acquisitions will vary from year to year.

Net sales has increased at a compound annual growth rate of
6 percent over the past five years, driven by the acquisition of Big Heart Pet Brands (“Big Heart”), while income per diluted share excluding non-GAAP adjustments (“adjusted earnings per share”) has increased at a rate of 8 percent over the same period. Our non-GAAP adjustments include amortization expense and impairment charges related to intangible assets, merger and integration and restructuring costs, and unallocated gains and losses on commodity and foreign currency exchange derivatives, which reflect the changes in fair value of these derivative contracts.
During 2015, we acquired Big Heart, a leading producer, distributor, and marketer of premium-quality, branded pet food and pet snacks in the U.S. This transformational acquisition provided an immediate and significant presence in the large and growing pet food and pet snacks categories, increased our center-of-the-store presence with consumers and retailers, and added new customers in the pet specialty channel.
Net cash provided by operating activities has increased at a compound annual growth rate of 8 percent over the past five years. Our cash deployment strategy is to balance reinvesting in our business through acquisitions and capital expenditures with returning cash to our shareholders through the payment of dividends and share repurchases, while also maintaining our focus on debt repayment.
RESULTS OF OPERATIONS
All comparisons presented in this discussion and analysis are to the corresponding period of the prior year, unless otherwise noted. On March 23, 2015, we completed the acquisition of Big Heart, and on September 2, 2014, we completed the acquisition of Sahale Snacks, Inc. (“Sahale”). These transactions were accounted for as business combinations, and the operations of each business are included in our consolidated financial statements from the date of acquisition. Due to the timing of the closing of the Big Heart transaction during the fourth quarter of 2015, approximately
11 months of incremental Big Heart operations are included in 2016 results.

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

Total one-time costs related to the Big Heart acquisition are anticipated to be approximately $290.0 and are expected to be incurred through 2018. These costs primarily consist of employee-related costs, outside service and consulting costs, and other costs

24 THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

related to the acquisition. We have incurred cumulative costs of
$245.3 related to the integration of Big Heart, including $64.1 in 2017.

We anticipate net realized synergies related to the Big Heart acquisition of approximately $200.0 annually by the end of 2018. To date, we have realized $159.0 of that goal, reflecting $122.0 of synergies in 2017 that were incremental to those achieved in 2016.

On December 31, 2015, we sold our U.S. canned milk brands and operations to Eagle Family Foods Group LLC, a subsidiary of funds affiliated with Kelso & Company. The transaction included canned milk products that were primarily sold in U.S. retail and foodservice channels under the Eagle Brand® and Magnolia®
brands, along with other branded and private label trade names, with annual net sales of approximately $200.0. Our manufacturing facilities in El Paso, Texas, and Seneca, Missouri, were included in the transaction, but our canned milk business in Canada was excluded. The operating results for this business were primarily included in the U.S. Retail Consumer Foods segment prior to the sale. We received proceeds from the divestiture of $193.7, which were net of transaction costs and a working capital adjustment, and recognized a pre-tax gain of $25.3.

	Year Ended April 30,
	2017	2016	2015	2017 % Increase (Decrease)	2016 % Increase (Decrease)
Net sales	$7,392.3	$7,811.2	$5,692.7	(5)%	37%
Gross profit	$2,835.3	$2,967.8	$1,968.7	(4)	51
% of net sales	38.4%	38.0%	34.6%
Operating income	$1,031.5	$1,145.3	$772.0	(10)	48
% of net sales	14.0%	14.7%	13.6%
Net income:
Net income	$592.3	$688.7	$344.9	(14)	100
Net income per common share – assuming dilution	$5.10	$5.76	$3.33	(11)	73
Adjusted gross profit (A)	$2,868.2	$2,968.0	$1,999.4	(3)	48
% of net sales	38.8%	38.0%	35.1%
Adjusted operating income (A)	$1,481.8	$1,489.8	$970.2	(1)	54
% of net sales	20.0%	19.1%	17.0%
Adjusted income: (A)
Income	$895.9	$931.3	$475.6	(4)	96
Earnings per share – assuming dilution	$7.72	$7.79	$4.59	(1)	70

(A)	We use non-GAAP financial measures to evaluate our performance. Refer to “Non-GAAP Financial Measures” in this discussion and analysis for a reconciliation to the comparable GAAP financial measure.

Summary of 2017
Net sales decreased 5 percent in 2017, driven by the non-comparable impact from the U.S. canned milk business, which was divested during the third quarter of 2016, as well as lower net price realization and unfavorable volume/mix in the current year. Operating income decreased 10 percent, primarily due to the impact of noncash impairment charges of $133.2 recognized during 2017 and the net sales decline. For additional information on the impairment charges, see Note 7: Goodwill and Other Intangible Assets. Additionally, prior year results benefited from the recognition of a $25.3 pre-tax gain on the divestiture of the U.S. canned milk business and the related profits prior to the divestiture. Selling, distribution, and administrative (“SD&A”) expenses and merger and integration costs were lower in 2017 as compared to 2016. Operating income excluding non-GAAP adjustments (“adjusted operating income”) decreased 1 percent in 2017 and excluded the impact of the impairment charges and the reduction in merger and integration costs. Net income per diluted share decreased 11 percent in 2017, while adjusted earnings per share decreased 1 percent. Both 2017 per share measures reflect the benefit of a decrease in weighted-average common shares outstanding as a result of our share repurchase activities during the fourth quarters of 2017 and 2016. However, this benefit was more than offset by the impact of an increase in the effective tax rate in 2017 as compared to the prior year.

Summary of 2016
Net sales in 2016 increased 37 percent, driven by the Big Heart acquisition. Approximately 11 months of incremental Big Heart net sales, totaling $2.1 billion, was realized in 2016. Operating income increased 48 percent, driven by the incremental Big Heart business, partially offset by an increase in merger and integration costs. Adjusted operating income increased 54 percent. Net income per diluted share increased 73 percent in 2016, while adjusted earnings per share increased 70 percent. In comparison to the prior year, both 2016 per share measures reflect a benefit from the one-time recognition in 2015 of $173.3 of other debt costs incurred in connection with the Big Heart acquisition and the related refinancing activities, a decrease in our effective tax rate in 2016, and the gain on the divestiture of the U.S. canned milk business. These items were mostly offset by the impact of the issuance of 17.9 million shares of our common stock and an increase in interest expense due to new borrowings in the fourth quarter of 2015 to finance the Big Heart acquisition.

2017 ANNUAL REPORT    25

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

Net Sales
2017 Compared to 2016

	Year Ended April 30,
	2017	2016	Increase (Decrease)%
Net sales	$7,392.3	$7,811.2	$(418.9)	(5)%
Divestiture	—	(153.5)	153.5	2
Foreign currency exchange	3.8	—	3.8	—
Net sales excluding divestiture and foreign currency exchange (A)	$7,396.1	$7,657.7	$(261.6)	(3)%
Amounts may not add due to rounding.

(A)
Net sales excluding divestiture and foreign currency exchange is a non-GAAP measure used to evaluate performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis. Net sales excluding divestiture and foreign currency exchange in the table above excludes the impact of the U.S. canned milk business, which was divested on December 31, 2015, and foreign currency exchange.

The net sales decrease in 2017 was partially due to the impact of the divested U.S. canned milk business. Excluding the non-comparable divested business and foreign currency exchange, net sales decreased 3 percent, driven by the U.S. Retail Coffee segment, specifically the Folgers brand, and the U.S. Retail Pet Foods segment. The decline reflected lower net price realization and unfavorable volume/mix, which contributed somewhat equally to lower net sales.
2016 Compared to 2015

	Year Ended April 30,
	2016	2015	Increase (Decrease)%
Net sales	$7,811.2	$5,692.7	$2,118.5	37%
Acquisitions	(2,067.2)	—	(2,067.2)	(36)
Divestiture	—	(47.6)	47.6	1
Foreign currency exchange	59.8	—	59.8	1
Net sales excluding acquisitions, divestiture, and foreign currency exchange (A)	$5,803.8	$5,645.1	$158.7	3%
Amounts may not add due to rounding.

(A)
Net sales excluding acquisitions, divestiture, and foreign currency exchange is a non-GAAP measure used to evaluate performance internally. This measure provides useful information to investors because it enables comparison of results on a year-over-year basis.

Net sales excluding acquisitions, divestiture, and foreign currency exchange in the table above excludes the incremental impact of the
Big Heart and Sahale acquisitions, the noncomparable impact of the U.S. canned milk divestiture, and foreign currency exchange.

The net sales increase in 2016 was driven by incremental Big Heart net sales of $2.1 billion that year. Net sales excluding acquisitions, divestiture, and foreign currency exchange increased 3 percent, primarily due to favorable volume/mix, which contributed 4 percentage points to the net sales increase. The favorable volume/mix was driven by Dunkin’ Donuts K-Cup® pods, which were introduced at the beginning of 2016. Net price realization was lower, contributing a 1 percentage point decline to the net sales change.
Operating Income
The following table presents the components of operating income as a percentage of net sales.

	Year Ended April 30,
	2017	2016	2015
Gross profit	38.4%	38.0%	34.6%
Selling, distribution, and administrative expenses:
Marketing	3.4%	3.5%	3.1%
Advertising	2.3	2.2	1.9
Selling	3.4	4.0	3.7
Distribution	3.3	2.9	2.9
General and administrative	6.5	6.7	6.6
Total selling, distribution, and administrative expenses	18.8%	19.3%	18.1%
Amortization	2.8	2.7	1.9
Impairment charges	1.8	—	—
Other special project costs	1.0	1.7	1.0
Other operating income – net	(0.1)	(0.4)	—
Operating income	14.0%	14.7%	13.6%
Amounts may not add due to rounding.
2017 Compared to 2016
Gross profit decreased $132.5, or 4 percent, in 2017, primarily reflecting unfavorable volume/mix and the loss of U.S. canned milk profits. The impact of lower net price realization was offset by a reduction in commodity and manufacturing overhead costs and incremental synergy realization related to the Big Heart acquisition. Gross profit excluding non-GAAP adjustments (“adjusted gross profit”) decreased $99.8, or 3 percent, over the same period and excluded a $39.2 unfavorable change in the impact of unallocated derivative gains and losses as compared to the prior year.

SD&A expenses decreased $119.6, or 8 percent, in 2017, primarily driven by incremental synergy realization. Additionally, Big Heart integration costs decreased by $81.1, or 56 percent.

Operating income decreased $113.8, or 10 percent, in 2017, reflecting noncash impairment charges of $133.2 related to certain indefinite-lived trademarks, primarily within the U.S. Retail Pet Foods segment. Additionally, prior year results benefited from the recognition of the $25.3 gain related to the divestiture of the U.S. canned milk business. Adjusted operating income decreased

26 THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

1 percent, with the primary differences from GAAP results being the exclusion of the impairment charges, merger and integration costs, and the $39.2 unfavorable change in the impact of unallocated derivative gains and losses as compared to the prior year.
2016 Compared to 2015
Gross profit increased $999.1, or 51 percent, in 2016, primarily due to the incremental Big Heart business. Excluding the incremental Big Heart business, gross profit was still higher, driven by Dunkin’ Donuts K-Cup® pods and the net benefit of a reduction in commodity costs, primarily attributed to green coffee, which was partially offset by lower net pricing. Adjusted gross profit increased $968.6, or 48 percent, over the same period and excluded a $36.5 favorable change in the impact of unallocated derivative gains and losses as compared to the prior year.
SD&A expenses increased $479.0, or 46 percent, in 2016, primarily driven by the incremental Big Heart business and higher selling expense due to royalties related to Dunkin’ Donuts
K-Cup® pods.
Amortization expense increased $98.7 in 2016, primarily due to the addition of Big Heart finite-lived intangible assets.
Operating income increased $373.3, or 48 percent, in 2016, reflecting the incremental Big Heart business and the $25.3 gain on the divestiture of the U.S. canned milk business, partially offset by an increase in Big Heart integration costs of $109.2. Adjusted operating income increased $519.6, or 54 percent, over the same period and excluded the impact of merger and integration costs and the $36.5 favorable change in the impact of unallocated derivative gains and losses as compared to the prior year.
Interest Expense and Other Debt Costs
Net interest expense decreased $8.0 in 2017, primarily due to a lower outstanding balance on our senior unsecured delayed-draw Term Loan Credit Agreement (“Term Loan”) in 2017 as compared to 2016.

Net interest expense increased $91.2 in 2016, primarily due to the impact of the incremental interest related to the debt issued to partially finance the Big Heart acquisition. In 2015, in addition to interest expense, we incurred $173.3 of other debt costs related to the Big Heart acquisition. The majority of these costs were make-whole payments incurred when we prepaid our outstanding privately placed Senior Notes of $1.1 billion.
Income Taxes
Income taxes decreased 1 percent in 2017, due to a decrease in income before income taxes, mostly offset by the impact of a higher effective tax rate in 2017 of 32.6 percent. The 2016 effective tax rate of 29.6 percent was impacted by the recognition of a $50.5 noncash deferred tax benefit related to the integration of Big Heart into the Company, partially offset by the impact of higher deferred state income tax expense, which was a result of state tax law changes.

Income taxes increased 62 percent in 2016, due to an increase in income before income taxes, partially offset by the impact of a lower effective tax rate in 2016. The effective tax rate of
29.6 percent in 2016 was significantly lower than the rate of
34.1 percent in 2015, mainly due to the recognition of the
$50.5 noncash deferred tax benefit related to the integration of
Big Heart into the Company.
Restructuring Activities
An organization optimization program was approved by the Board of Directors during the fourth quarter of 2016 as part of our ongoing efforts to reduce costs and optimize the organization. As part of this program, we exited two leased facilities in Livermore, California, and consolidated all ancient grains and pasta production into our facility in Chico, California, during 2017. Additionally, we will discontinue the production of coffee at our Harahan, Louisiana, facility and consolidate all related coffee production into one of our facilities in New Orleans, Louisiana, which we expect to complete by December 31, 2017. We have also identified additional opportunities to further optimize the overall organization. Upon completion of these initiatives, the organization optimization program will result in total headcount reductions of approximately 275 full-time positions.

Total restructuring costs related to the program are expected to be approximately $40.0, of which the majority represents employee-related costs, and the remainder primarily consists of site preparation, equipment relocation, and production start-up costs at the impacted facilities. We have incurred cumulative restructuring costs of $19.9, virtually all of which were incurred during 2017. The remaining costs are anticipated to be incurred during 2018.

We expect to achieve approximately $50.0 of annual cost reductions related to our organization optimization program, mainly during 2018. We plan to invest these savings in our businesses.
Cost Management Program
In addition to our organization optimization program, we announced a separate cost management program during the fourth quarter of 2017, which is comprised of several cost reduction initiatives, including zero-based budgeting, SKU rationalization, and revenue growth management. We expect to realize approximately $200.0 of cost reductions annually by the end of 2020 as a result of these initiatives.
Commodities Overview
The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The most significant of these materials, based on annual spend, are green coffee, plastic, grains, peanuts, and edible oils. Green coffee, certain grains, and certain edible oils are traded on active regulated exchanges, and the price of these commodities fluctuates based on market conditions. Derivative instruments, including futures and options, are used to minimize the impact of price volatility for these commodities.

2017 ANNUAL REPORT    27

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

We source green coffee from more than 20 coffee-producing countries. Its price is subject to high volatility due to factors such as weather, global supply and demand, plant disease, investor speculation, and political and economic conditions in the source countries.
We frequently enter into long-term contracts to purchase plastic packaging, which is sourced mainly from within the U.S. Plastic resin is made from petrochemical feedstock and natural gas feedstock, and the price can be influenced by feedstock, energy, and crude oil prices as well as global economic conditions.
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
In 2017, our overall commodity costs were slightly lower than in 2016, primarily due to lower costs for green coffee and
protein meals.
Segment Results
We have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and U.S. Retail Pet Foods. Within our segment results, International and Foodservice represents a combination of the strategic business areas not included in the U.S. retail market segments. The U.S. Retail Coffee segment primarily includes the domestic sales of Folgers, Dunkin’ Donuts, and Café Bustelo branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of Jif, Smucker’s, Crisco, and Pillsbury branded products; and the U.S. Retail Pet Foods segment primarily includes domestic sales of Meow Mix, Milk-Bone, Natural Balance, Kibbles ’n Bits, 9Lives, Pup-Peroni®, and Nature’s Recipe® branded products. International and Foodservice is comprised of products distributed domestically and in foreign countries through retail channels and foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators).
Effective May 1, 2016, amortization expense and impairment charges related to intangible assets is reported outside of segment operating results. Prior year segment results have been modified to conform to the new presentation. For additional information on the change, see Note 5: Reportable Segments.

	Year Ended April 30,
	2017	2016	2015	2017 % Increase (Decrease)	2016 % Increase (Decrease)
Net sales:
U.S. Retail Coffee	$2,108.6	$2,239.2	$2,076.1	(6)%	8%
U.S. Retail Consumer Foods	2,085.4	2,269.7	2,330.8	(8)	(3)
U.S. Retail Pet Foods	2,135.9	2,250.4	239.1	(5)	n/m
International and Foodservice	1,062.4	1,051.9	1,046.7	1	—
Segment profit (loss):
U.S. Retail Coffee	$682.4	$722.6	$623.2	(6)%	16%
U.S. Retail Consumer Foods	458.2	467.5	466.0	(2)	—
U.S. Retail Pet Foods	481.0	493.9	(6.4)	(3)	n/m
International and Foodservice	185.1	179.0	161.6	3	11
Segment profit (loss) margin:
U.S. Retail Coffee	32.4%	32.3%	30.0%
U.S. Retail Consumer Foods	22.0	20.6	20.0
U.S. Retail Pet Foods	22.5	21.9	(2.7)
International and Foodservice	17.4	17.0	15.4

U.S. Retail Coffee
The U.S. Retail Coffee segment net sales decreased $130.6 in 2017, primarily due to lower net price realization, which was mainly attributed to the net impact of pricing actions taken since the beginning of 2016, and unfavorable volume/mix, which reduced net sales by 3 percentage points. The unfavorable volume/mix was driven by the Folgers brand and was partially offset by favorable volume/mix for the Café Bustelo and Dunkin’

Donuts brands. Segment profit decreased $40.2, primarily due to the unfavorable volume/mix as well as the impact of lower net price realization, which was partially offset by lower commodity and manufacturing overhead costs and incremental synergy realization.

The U.S. Retail Coffee segment net sales increased $163.1 in 2016, reflecting favorable volume/mix, which contributed 9 percentage points of growth, driven by Dunkin’ Donuts K-Cup® pods. Within

28 THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

the Folgers brand, growth in mainstream roast and ground offerings was offset by a decline in Folgers K-Cup® pods. Segment profit increased $99.4, reflecting the benefit of lower green coffee costs, which was partially offset by lower net price realization, and the contribution from Dunkin’ Donuts
K-Cup® pods.
U.S. Retail Consumer Foods
The U.S. Retail Consumer Foods segment net sales decreased $184.3 in 2017, primarily reflecting noncomparable net sales of $138.9 in the prior year related to the divested U.S. canned milk business. Excluding the impact of the divestiture, net sales decreased 2 percent, which was entirely driven by unfavorable volume/mix, primarily related to Smucker’s fruit spreads and the Jif and truRoots brands, partially offset by growth in Smucker’s Uncrustables® frozen sandwiches. Segment profit decreased $9.3; however, excluding the $25.3 gain related to the U.S. canned milk divestiture and canned milk profits from the prior year, segment profit increased 10 percent, as lower manufacturing overhead costs and incremental synergy realization more than offset an increase in marketing expense.

The U.S. Retail Consumer Foods segment net sales decreased
$61.1 in 2016, primarily due to lower net price realization and the impact of $41.0 of noncomparable net sales in the prior year related to the divested U.S. canned milk business, slightly offset by favorable volume/mix. The lower net price realization was primarily related to the Jif, Crisco, and Pillsbury brands. The favorable volume/mix, which contributed 1 percentage point of growth to segment net sales, was led by Smucker’s Uncrustables frozen sandwiches and Jif peanut butter, slightly offset by Pillsbury baking mixes and frosting. Volume for Smucker’s Uncrustables increased 26 percent. Segment profit was flat in 2016, compared to 2015, as overall lower commodity costs, primarily for milk, oils, and peanuts, and the $25.3 gain related to the divestiture were offset by lower net price realization and higher manufacturing overhead costs.
U.S. Retail Pet Foods
The U.S. Retail Pet Foods segment net sales decreased $114.5 in 2017, primarily due to unfavorable volume/mix, which reduced net sales by 3 percentage points. This was driven by the Kibbles’n Bits, Meow Mix, Natural Balance, and 9Lives brands. Net price realization was also lower, driven by the Natural Balance and Milk-Bone brands. Segment profit decreased $12.9, as the impact of unfavorable volume/mix, lower net price realization, and higher distribution costs more than offset the impact of lower commodity costs, incremental synergy realization, and a decrease in marketing expense. Although not reflected in segment profit, impairment charges of $128.5 were recognized in 2017 related to certain indefinite-lived trademarks within the U.S. Retail Pet
Foods segment.

The U.S. Retail Pet Foods segment contributed net sales of
$2.3 billion in 2016, representing low single-digit percent growth compared to the results of the business for the prior year, the majority of which were reported under previous ownership. The net sales increase was driven by distribution gains for the Natural Balance brand and growth in Milk-Bone, which more than offset declines in Kibbles’n Bits and Meow Mix. The segment contributed segment profit of $493.9 in 2016, impacted by lower commodity costs and favorable volume/mix as compared to the prior year, partially offset by lower net price realization, reflecting incremental promotional activities.
International and Foodservice
International and Foodservice net sales increased $10.5 in 2017, as favorable volume/mix, which contributed 4 percentage points of growth to net sales, more than offset the impacts of lower net price realization and $14.6 of noncomparable net sales in the prior year related to the divested U.S. canned milk business. Segment profit increased $6.1, primarily due to favorable volume/mix, incremental synergy realization, and a $3.8 pre-tax gain on the sale of our equity interest in Guilin Seamild Biologic Technology Development Co., Ltd. (“Seamild”), which more than offset the unfavorable net impact of lower prices and lower costs and the loss of profits from the divested canned milk business.
International and Foodservice net sales increased $5.2 in 2016, as incremental Big Heart net sales of $36.9 and favorable volume/mix, which contributed 3 percentage points of growth to net sales, were mostly offset by the $59.8 unfavorable impact of foreign currency exchange. Segment profit increased $17.4, reflecting favorable volume/mix in Foodservice, which was partially offset by the unfavorable net impact of lower prices and lower costs. In Canada, the benefit of higher net price realization, decreased marketing expense, and favorable volume/mix offset the impact of a weaker Canadian dollar compared to the prior year.
LIQUIDITY AND CAPITAL RESOURCES
Our principal source of funds is cash generated from operations, supplemented by borrowings against our commercial paper program and revolving credit facility. Total cash and cash equivalents increased to $166.8 at April 30, 2017, compared to $109.8 at April 30, 2016.

Within the U.S. Retail Coffee and U.S. Retail Consumer Foods segments, we generally expect a significant use of cash to fund working capital requirements during the first half of each fiscal year, primarily due to the buildup of inventories to support the Fall Bake and Holiday period, the additional increase of coffee inventory in advance of the Atlantic hurricane season, and seasonal fruit procurement. In these businesses, we expect cash provided by operations in the second half of the fiscal year to significantly exceed the amount in the first half of the year, upon completion of the Fall Bake and Holiday period. In contrast, the U.S. Retail Pet Foods segment does not experience significant seasonality, and thus our working capital requirements became less seasonal overall subsequent to the Big Heart acquisition. Cash provided by operating activities in the second half of 2017 was $683.7, compared to $375.3 provided through the first half of 2017.

2017 ANNUAL REPORT    29

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

The following table presents selected cash flow information.

	Year Ended April 30,
	2017	2016	2015
Net cash provided by operating activities	$1,059.0	$1,461.0	$739.1
Net cash (used for) provided by investing activities	(189.7)	21.7	(1,595.7)
Net cash (used for) provided by financing activities	(806.1)	(1,498.9)	857.3
Net cash provided by operating activities	$1,059.0	$1,461.0	$739.1
Additions to property, plant, and equipment	(192.4)	(201.4)	(247.7)
Free cash flow (A)	$866.6	$1,259.6	$491.4

(A)
Free cash flow is a non-GAAP measure used by management to evaluate the amount of cash available for debt repayment, dividend distribution, acquisition opportunities, share repurchases, and other corporate purposes.

Cash provided by operating activities decreased $402.0 in 2017 as a result of a significant decrease in working capital in the prior year, while working capital at the end of the current year was comparable to beginning of the year levels. The decrease in working capital in 2016 was driven by a reduction in inventory levels, which resulted from a working capital reduction initiative, and the timing of tax payments, including the realization of a
$49.6 one-time tax refund in the first quarter of the prior year.
Cash provided by operating activities increased $721.9 in 2016, mainly due to an increase in net income adjusted for noncash items, notably depreciation and amortization, and a decrease in working capital, driven by a decrease in inventory and the timing of certain accrued liabilities. During 2016, we established a working capital reduction target of $200.0, the majority of which was achieved in 2016. This initiative, as well as the impact of lower green coffee costs, as compared to 2015, drove the reduction in inventory.
Cash used for investing activities in 2017 consisted primarily of $192.4 in capital expenditures and a $38.4 increase in our derivative cash margin account balances, partially offset by
$40.6 in proceeds from the sale of our investment in Seamild. In 2016, cash provided by investing activities consisted primarily of $193.7 in proceeds from the divestiture of the U.S. canned milk business and a $34.8 reduction in our derivative cash margin account balances, mostly offset by $201.4 in capital expenditures. In 2015, cash used for investing activities consisted primarily of $1.3 billion related to the acquisitions of Big Heart and Sahale and $247.7 in capital expenditures.
Cash used for financing activities in 2017 consisted primarily of the purchase of treasury shares for $437.6, mainly representing the repurchase of 3.0 million common shares available under Board of Directors’ (“Board”) authorizations as further described below, dividend payments of $339.3, and prepayments on the Term Loan of $200.0, partially offset by a $170.0 increase in short-term borrowings during the year. In 2016, cash used for financing activities consisted primarily of $800.0 in prepayments on the Term Loan, the purchase of treasury shares for $441.1, mainly representing the repurchase of 3.4 million common shares available under Board authorizations, and dividend payments of $316.6. In 2015, cash provided by financing activities consisted primarily of $5.4 billion in long-term debt proceeds, which were partially offset by $4.2 billion in long-term debt repayments and dividend payments of $254.0.

The following table presents our capital structure.

	April 30,
	2017	2016
Current portion of long-term debt	$499.0	$—
Short-term borrowings	454.0	284.0
Long-term debt, less current portion	4,445.5	5,146.0
Total debt	$5,398.5	$5,430.0
Shareholders’ equity	6,850.2	7,008.5
Total capital	$12,248.7	$12,438.5
We have available a $1.5 billion revolving credit facility with a group of 11 banks that matures in September 2018. Additionally, under our commercial paper program, we can issue short-term, unsecured commercial paper not to exceed $1.0 billion at any time. The commercial paper program is backed by our revolving credit facility and reduces what we can borrow under the revolving credit facility by the amount of commercial paper outstanding. Along with the revolving credit facility, commercial paper is used as a continuing source of short-term financing for general corporate purposes. As of April 30, 2017, we had $454.0 of short-term borrowings outstanding, all of which were issued under our commercial paper program, at a weighted-average interest rate of 1.15 percent.
As of April 30, 2017, total debt was comparable to the balance as of April 30, 2016. Although we prepaid $200.0 on the Term Loan during 2017, the reduction was offset by a $170.0 increase in short-term borrowings outstanding.
We are in compliance with all of our debt covenants. For additional information on our long-term debt, sources of liquidity, and debt covenants, see Note 8: Debt and Financing Arrangements.

On February 22, 2017, we entered into a 10b5-1 trading plan (the “Plan”) to facilitate the repurchase of up to 3.0 million common shares under the Board’s authorizations. Purchases under the Plan commenced on February 27, 2017, and concluded on
March 27, 2017, and were transacted by a broker based upon the guidelines and parameters of the Plan. During 2017, we repurchased 3.0 million common shares under the Plan for $418.1. At April 30, 2017, approximately 3.6 million common shares were remaining available for repurchase pursuant to the Board's authorizations. There is no guarantee as to the exact number of shares that may be repurchased or when such purchases may occur.

30 THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

During the third quarter of 2017, we announced plans to build a Smucker’s Uncrustables frozen sandwich manufacturing facility in Longmont, Colorado. Construction of the facility is scheduled to begin in June 2017, and production is expected to begin in calendar year 2019. The new facility will help meet growing demand for Smucker’s Uncrustables frozen sandwiches and will complement our existing facility in Scottsville, Kentucky. The  Longmont facility will be constructed in two phases, with a total potential investment of $340.0. Phase 1 will include up to an initial $200.0 investment to construct and equip the new facility, with an opportunity to invest an additional $140.0 for phase 2 expansion, dependent on product demand.
The following table presents certain cash requirements related to 2018 investing and financing activities based on our
current expectations.

Projection Year Ending April 30, 2018
Debt obligation principal payment	$500.0
Dividend payments – based on current rates and common shares outstanding	350.0
Capital expenditures	310.0
Interest payments	170.0
On May 30, 2017, we announced a definitive agreement to acquire the Wesson® oil brand from Conagra Brands, Inc. (“Conagra”). The all-cash transaction, which is expected to be funded primarily with debt, is valued at approximately $285.0. We anticipate the addition of the Wesson brand will add annual net sales of approximately $230.0.
Following the close of the transaction, Conagra will continue to manufacture products sold under the Wesson brand and provide certain other transition services for up to one year. After the transition period, we expect to consolidate Wesson production into our existing oils manufacturing facility in Cincinnati, Ohio.
The closing of the transaction is subject to the fulfillment of customary closing conditions, including receipt of regulatory approvals. We expect to realize synergies of approximately
$20.0 annually within two years after the closing.
Absent any additional material acquisitions or other significant investments, we believe that cash on hand, combined with cash provided by operations, borrowings available under our commercial paper program and revolving credit facility, and access to capital markets, will be sufficient to meet our cash requirements for the next 12 months.

As of April 30, 2017, total cash and cash equivalents of $158.5 was held by our international subsidiaries. We do not intend to repatriate these funds to meet our cash requirements. Should we repatriate these funds, we will be required to provide taxes based on the applicable U.S. tax rates, net of any foreign tax credit consideration.
NON-GAAP MEASURES
We use non-GAAP financial measures including: net sales excluding acquisitions, divestiture, and foreign currency exchange; adjusted gross profit, operating income, income, and earnings per share; earnings before interest, taxes, depreciation, amortization, and impairment charges related to intangible assets (“EBITDA (as adjusted)”); and free cash flow, as key measures for purposes of evaluating performance internally. We believe that investors’ understanding of our performance is enhanced by disclosing these performance measures. Furthermore, these non-GAAP financial measures are used by management in preparation of the annual budget and for the monthly analyses of our operating results. The Board of Directors also utilizes the adjusted earnings per share and free cash flow measures as components for measuring performance for incentive compensation purposes.

Non-GAAP measures exclude certain items affecting comparability, that can significantly affect the year-over-year assessment of operating results, which include merger and integration and restructuring costs (“special project costs”) and unallocated gains and losses on commodity and foreign currency exchange derivatives (“unallocated derivative gains and losses”). The special project costs in the following table relate to specific merger and integration and restructuring projects, and the unallocated derivative gains and losses reflect the changes in fair value of our commodity and foreign currency exchange contracts.

Beginning May 1, 2016, we redefined our non-GAAP measures to also exclude amortization expense and impairment charges related to intangible assets, and have modified prior year results to conform to the new definition. We believe that excluding amortization expense and impairment charges related to intangible assets in our non-GAAP measures is more reflective of our operating performance and the way in which we manage our business, as these items are noncash expenses and can be significantly affected by the timing and size of our acquisitions.

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

2017 ANNUAL REPORT    31

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

The following table reconciles certain non-GAAP financial measures to the comparable GAAP financial measure. See page 26 for a reconciliation of net sales adjusted for certain noncomparable items to the comparable GAAP financial measure.

	Year Ended April 30,
	2017	2016	2015	2014	2013
Gross profit reconciliation:
Gross profit	$2,835.3	$2,967.8	$1,968.7	$2,031.0	$2,027.6
Unallocated derivative losses (gains)	27.2	(12.0)	24.5	(5.3)	(6.6)
Cost of products sold – special project costs	5.7	12.2	6.2	9.4	11.5
Adjusted gross profit	$2,868.2	$2,968.0	$1,999.4	$2,035.1	$2,032.5
Operating income reconciliation:
Operating income	$1,031.5	$1,145.3	$772.0	$919.0	$910.4
Amortization	207.3	208.4	109.7	98.9	96.8
Impairment charges	133.2	—	1.2	—	—
Unallocated derivative losses (gains)	27.2	(12.0)	24.5	(5.3)	(6.6)
Cost of products sold – special project costs	5.7	12.2	6.2	9.4	11.5
Other special project costs	76.9	135.9	56.6	25.6	49.5
Adjusted operating income	$1,481.8	$1,489.8	$970.2	$1,047.6	$1,061.6
Net income reconciliation:
Net income	$592.3	$688.7	$344.9	$565.2	$544.2
Income taxes	286.1	289.2	178.1	284.5	273.1
Amortization	207.3	208.4	109.7	98.9	96.8
Impairment charges	133.2	—	1.2	—	—
Unallocated derivative losses (gains)	27.2	(12.0)	24.5	(5.3)	(6.6)
Cost of products sold – special project costs	5.7	12.2	6.2	9.4	11.5
Other special project costs	76.9	135.9	56.6	25.6	49.5
Adjusted income before income taxes	$1,328.7	$1,322.4	$721.2	$978.3	$968.5
Income taxes, as adjusted (A)	432.8	391.1	245.6	327.5	323.6
Adjusted income	$895.9	$931.3	$475.6	$650.8	$644.9
Weighted-average shares – assuming dilution	116,120,780	119,477,312	103,697,261	104,346,587	108,851,153
Adjusted earnings per share – assuming dilution	$7.72	$7.79	$4.59	$6.24	$5.92
EBITDA (as adjusted) reconciliation:
Net income	$592.3	$688.7	$344.9	$565.2	$544.2
Income taxes	286.1	289.2	178.1	284.5	273.1
Interest expense – net	163.1	171.1	79.9	79.4	93.4
Depreciation	211.7	221.7	157.5	157.5	154.1
Amortization	207.3	208.4	109.7	98.9	96.8
Impairment charges	133.2	—	1.2	—	—
EBITDA (as adjusted)	$1,593.7	$1,579.1	$871.3	$1,185.5	$1,161.6
Free cash flow reconciliation:
Net cash provided by operating activities	$1,059.0	$1,461.0	$739.1	$863.3	$858.7
Additions to property, plant, and equipment	(192.4)	(201.4)	(247.7)	(279.5)	(206.5)
Free cash flow	$866.6	$1,259.6	$491.4	$583.8	$652.2
(A) Income taxes, as adjusted is based upon our GAAP effective tax rate and reflects the impact of items excluded from GAAP net income to derive adjusted income.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have material off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as variable interest entities. Transactions with related parties are in the ordinary course of business, and are not material to our results of operations, financial condition, or cash flows.

32 THE J. M. SMUCKER COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations by fiscal year at April 30, 2017.

	Total	2018	2019–2020	2021–2022	2023 and beyond
Long-term debt obligations, including current portion (A)	$4,950.0	$500.0	$1,050.0	$1,150.0	$2,250.0
Interest payments (B)	1,784.3	163.1	312.2	241.1	1,067.9
Operating lease obligations (C)	156.6	33.9	49.6	32.0	41.1
Purchase obligations (D)	1,147.6	1,050.8	96.6	0.2	—
Other liabilities (E)	290.0	16.3	37.1	15.3	221.3
Total	$8,328.5	$1,764.1	$1,545.5	$1,438.6	$3,580.3

(A)	Excludes the impact of offering discounts, make-whole payments, and debt issuance costs.

(B)	Includes interest payments on our long-term debt, which reflects estimated payments for our variable-rate debt based on the current interest rate outlook.

(C)	Includes the minimum rental commitments under non-cancelable operating leases.

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

(E)
Mainly consists of projected commitments associated with our defined benefit pension and other postretirement benefit plans. The liability for unrecognized tax benefits and tax-related net interest of $44.5 under Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, is excluded, since we are unable to reasonably estimate the timing of cash settlements with the respective taxing authorities.

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
Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques, including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. During 2017, 2016, and 2015, subsequent period adjustments approximated less than 2 percent of both consolidated pre-tax income and cash provided by operating activities. However, as total promotional expenditures, including amounts classified as a reduction of sales, represented 33 percent of net sales in 2017, the possibility exists that reported results could be different if factors such as the level and success of the promotional programs or other conditions differ from expectations.

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

2017 ANNUAL REPORT    33

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

such changes are determined to be an adjustment to goodwill within the allowable measurement period under the acquisition method of accounting.
The future tax benefit arising from the net deductible temporary differences and tax carryforwards is $227.3 and $252.9 at
April 30, 2017 and 2016, respectively. We believe that the earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance would have been provided.
Long-Lived Assets: Long-lived assets, other than goodwill and other indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net undiscounted cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. However, determining fair value is subject to estimates of both cash flows and discount rates, and different estimates could yield different results. There are no events or changes in circumstances of which we are aware that indicate the carrying value of our long-lived assets may not be recoverable at April 30, 2017.
Goodwill and Other Indefinite-Lived Intangible Assets:
A significant portion of our assets is goodwill and other intangible assets, the majority of which are not amortized but are reviewed at least annually for impairment and more often if indicators of impairment exist. At April 30, 2017, the carrying value of goodwill and other intangible assets totaled $12.2 billion, compared to total assets of $15.6 billion and total shareholders’ equity of
$6.9 billion. If the carrying value of these assets exceeds the current estimated fair value, the asset is considered impaired and this would result in a noncash charge to earnings. Any such impairment charge would reduce earnings and could be material. Events and conditions that could result in impairment include a sustained drop in the market price of our common shares, increased competition or loss of market share, obsolescence, product claims that result in a significant loss of sales or profitability over the product life, deterioration in macroeconomic conditions, or declining financial performance in comparison to projected results.
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
At April 30, 2017, goodwill totaled $6.1 billion. Goodwill is substantially concentrated within the U.S. Retail Coffee, U.S. Retail Pet Foods, and U.S. Retail Consumer Foods segments. During 2017, no goodwill impairment was recognized as a result of the evaluations performed throughout the year. As of April 30, 2017, the estimated fair value of each of our seven reporting units was substantially in excess of its carrying value, with the exception of the Pet Foods reporting unit, for which its fair value exceeded its carrying value by approximately 6 percent. A sensitivity analysis was performed for the Pet Foods reporting unit, assuming a hypothetical 50-basis-point decrease in the expected long-term growth rate or a hypothetical 50-basis-point increase in the weighted-average cost of capital, and both scenarios independently yielded an estimated fair value for the Pet Foods reporting unit at or slightly below carrying value. The goodwill related to the U.S. Retail Pet Foods segment is a result of the Big Heart acquisition and remains susceptible to future impairment as the current estimated fair value is close to the carrying value at the date of the acquisition. A change to the assumptions regarding the future performance of the U.S. Retail Pet Foods segment, or a portion of it, or a change to other assumptions, could result in impairment losses in the future.
Other indefinite-lived intangible assets, consisting entirely of trademarks, are also tested for impairment at least annually and more often if events or changes in circumstances indicate their carrying value may not be recoverable. To test these assets for impairment, we estimate the fair value of each asset based on a discounted cash flow model using various inputs, including projected revenues, an assumed royalty rate, and a discount rate. Changes in these estimates and assumptions could impact the assessment of impairment in the future.
At April 30, 2017, other indefinite-lived intangible assets totaled $2.9 billion. Trademarks that represent our leading brands comprise more than 90 percent of the total carrying value of other indefinite-lived intangible assets. As of April 30, 2017, each of these leading brand trademarks had an estimated fair value substantially in excess of its carrying value, with the exception of the trademarks acquired as part of the Big Heart acquisition. During 2017, we recognized impairment charges of $133.2 related to certain indefinite-lived trademarks, primarily within the U.S. Retail Pet Foods segment, to the extent that the carrying value exceeded the estimated fair value. These indefinite-lived trademarks remain susceptible to future impairment charges as the carrying value approximates estimated fair value at April 30, 2017.
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
As of April 30, 2017, we changed the approach utilized to estimate the service and interest cost components of net periodic benefit cost for our defined benefit pension and other postretirement benefit plans. Historically, we estimated the service and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. As of April 30, 2017, we utilized a spot rate approach for the estimation of service and interest cost for our plans by applying specific spot rates along the yield curve to the relevant projected cash flows, to provide a better estimate of service and interest costs. This approach does not affect the measurement of the total benefit obligations, and will be accounted for as a change in estimate that is effected by a change in accounting principle. As such, this change in methodology will be accounted for on a prospective basis beginning May 1, 2017.
For 2018 expense recognition, we will use a spot rate methodology, determined using the method described above, resulting in a weighted-average discount rate of 3.95 percent and 3.22 percent for the U.S. and Canadian defined benefit pension plans, respectively, and a rate of compensation increase of 4.15 percent for the U.S. plans. We anticipate using an expected rate of return on plan assets of 6.27 percent and
5.00 percent for the U.S. and Canadian defined benefit pension plans, respectively.
DERIVATIVE FINANCIAL INSTRUMENTS AND MARKET RISK
The following discussions about our market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.
Interest Rate Risk: The fair value of our cash and cash equivalents at April 30, 2017, approximates carrying value. We are exposed to interest rate risk with regard to existing debt consisting of fixed- and variable-rate maturities. Our interest rate exposure primarily includes U.S. Treasury rates, London Interbank Offered Rate, and commercial paper rates in the U.S.
We utilize derivative instruments to manage changes in the fair value and cash flows of our debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. If the contract is designated as a cash flow hedge, the mark-to-market gains or losses on the swap are deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affects earnings. If the contract is designated as a fair value hedge, the swap is recognized at fair value on the balance sheet, and changes in the fair value are recognized in interest expense. Generally, changes in the fair value of the derivative are equal to changes in the fair value of the underlying debt and have no net impact on earnings. In 2015, we terminated the interest rate swap on the 3.50 percent Senior Notes due October 15, 2021, which was designated as a fair value hedge, and used to hedge against the changes in fair value of the debt. As a result of the early termination, we received $58.1 in cash, which included $4.6 of accrued and prepaid interest and a $53.5 benefit that is deferred as a component of the carrying value of the long-term debt and is being recognized ratably as a reduction to interest expense over the remaining life of the related debt. At April 30, 2017, the remaining benefit of $36.3 was recorded as an increase in the long-term debt balance.
Based on our overall interest rate exposure as of and during the year ended April 30, 2017, including derivatives and other financial instruments sensitive to interest rates, a hypothetical
10 percent movement in interest rates would not materially affect our results of operations. In measuring interest rate risk by the amount of net change in the fair value of our financial liabilities, a hypothetical 100-basis-point decrease in interest rates at
April 30, 2017, would increase the fair value of our long-term debt by $340.1.
Foreign Currency Exchange Risk: We have operations outside the U.S. with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because we have foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2017, are not expected to result in a significant impact on future earnings or cash flows.
We utilize foreign currency exchange forwards and options contracts to manage the price volatility of foreign currency exchange fluctuations on future cash payments in Canada, primarily related to purchases of certain raw materials and finished goods. The contracts generally have maturities of less than one year. We do not qualify instruments used to manage foreign currency exchange exposures for hedge accounting treatment. Therefore, the change in value of these instruments is immediately recognized in the cost of products sold. Based on our hedged foreign currency positions as of April 30, 2017, a hypothetical
10 percent change in exchange rates would result in a $13.0 loss of fair value.
Revenues from customers outside the U.S., subject to foreign currency exchange, represented 6 percent of net sales during 2017. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an impact on operating results.

2017 ANNUAL REPORT    35

MANAGEMENT’S DISCUSSION AND ANALYSIS
The J. M. Smucker Company

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

	Year Ended April 30,
	2017	2016
High	$40.8	$40.0
Low	13.2	16.5
Average	26.5	32.9
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

• our ability to achieve synergies and cost savings related to the Big Heart acquisition and other programs in the amounts and within the time frames currently anticipated and to effectively manage the related integration and restructuring costs;

• our ability to satisfy the closing conditions for the Wesson transaction, including receipt of required regulatory approvals, without unexpected delays or conditions;
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
Our management, with the participation of the principal financial officer and principal executive officer, assessed the effectiveness of the internal control over financial reporting as of April 30, 2017. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“the COSO criteria”).
Based on our assessment of internal control over financial reporting under the COSO criteria, we concluded the internal control over financial reporting was effective as of April 30, 2017.
Ernst & Young LLP, an independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of April 30, 2017, and their report thereon is included on page 38 of this report.

Mark T. Smucker	Mark R. Belgya
President and	Vice Chair and
Chief Executive Officer	Chief Financial Officer

2017 ANNUAL REPORT    37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The J. M. Smucker Company

Board of Directors and Shareholders
The J. M. Smucker Company
We have audited The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). The J. M. Smucker Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2017, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2017 and 2016, and the related statements of consolidated income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended April 30, 2017 of The J. M. Smucker Company, and our report dated June 19, 2017, expressed an unqualified opinion thereon.

Akron, Ohio
June 19, 2017

38 THE J. M. SMUCKER COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

Board of Directors and Shareholders
The J. M. Smucker Company
We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2017 and 2016, and the related statements of consolidated income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The J. M. Smucker Company’s internal control over financial reporting as of April 30, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated June 19, 2017, expressed an unqualified opinion thereon.

Akron, Ohio
June 19, 2017

2017 ANNUAL REPORT    39

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

40 THE J. M. SMUCKER COMPANY

STATEMENTS OF CONSOLIDATED INCOME
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions, except per share data)	2017	2016	2015
Net sales	$7,392.3	$7,811.2	$5,692.7
Cost of products sold	4,557.0	4,843.4	3,724.0
Gross Profit	2,835.3	2,967.8	1,968.7
Selling, distribution, and administrative expenses	1,390.7	1,510.3	1,031.3
Amortization	207.3	208.4	109.7
Impairment charges	133.2	—	1.2
Other special project costs (A)	76.9	135.9	56.6
Other operating income – net	(4.3)	(32.1)	(2.1)
Operating Income	1,031.5	1,145.3	772.0
Interest expense – net	(163.1)	(171.1)	(79.9)
Other debt costs	—	—	(173.3)
Other income – net	10.0	3.7	4.2
Income Before Income Taxes	878.4	977.9	523.0
Income taxes	286.1	289.2	178.1
Net Income	$592.3	$688.7	$344.9
Earnings per common share:
Net Income	$5.11	$5.77	$3.33
Net Income – Assuming Dilution	$5.10	$5.76	$3.33
Dividends Declared per Common Share	$3.00	$2.68	$2.56

(A)	Other special project costs includes merger and integration and restructuring costs. For more information, see Note 3: Integration and Restructuring Costs.
See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions)	2017	2016	2015
Net income	$592.3	$688.7	$344.9
Other comprehensive income (loss):
Foreign currency translation adjustments	(29.9)	(10.8)	(34.0)
Cash flow hedging derivative activity, net of tax	0.4	0.4	(20.5)
Pension and other postretirement benefit plans activity, net of tax	34.1	(28.5)	(3.6)
Available-for-sale securities activity, net of tax	0.4	0.3	(0.1)
Total Other Comprehensive Income (Loss)	5.0	(38.6)	(58.2)
Comprehensive Income	$597.3	$650.1	$286.7
See notes to consolidated financial statements.

2017 ANNUAL REPORT    41

CONSOLIDATED BALANCE SHEETS
The J. M. Smucker Company

ASSETS

	April 30,
(Dollars in millions)	2017	2016
Current Assets
Cash and cash equivalents	$166.8	$109.8
Trade receivables, less allowance for doubtful accounts	438.7	450.1
Inventories:
Finished products	562.4	560.0
Raw materials	343.3	339.4
Total Inventory	905.7	899.4
Other current assets	130.6	114.1
Total Current Assets	1,641.8	1,573.4
Property, Plant, and Equipment
Land and land improvements	115.6	114.6
Buildings and fixtures	766.2	727.7
Machinery and equipment	1,983.0	1,870.7
Construction in progress	116.9	91.3
Gross Property, Plant, and Equipment	2,981.7	2,804.3
Accumulated depreciation	(1,364.2)	(1,176.6)
Total Property, Plant, and Equipment	1,617.5	1,627.7
Other Noncurrent Assets
Goodwill	6,077.1	6,091.1
Other intangible assets – net	6,149.9	6,494.4
Other noncurrent assets	153.4	197.5
Total Other Noncurrent Assets	12,380.4	12,783.0
Total Assets	$15,639.7	$15,984.1
See notes to consolidated financial statements.

42 THE J. M. SMUCKER COMPANY

CONSOLIDATED BALANCE SHEETS
The J. M. Smucker Company

LIABILITIES AND SHAREHOLDERS’ EQUITY

	April 30,
(Dollars in millions)	2017	2016
Current Liabilities
Accounts payable	$477.2	$459.4
Accrued compensation	88.2	139.6
Accrued trade marketing and merchandising	106.0	112.3
Dividends payable	85.1	77.9
Current portion of long-term debt	499.0	—
Short-term borrowings	454.0	284.0
Other current liabilities	123.1	139.8
Total Current Liabilities	1,832.6	1,213.0
Noncurrent Liabilities
Long-term debt, less current portion	4,445.5	5,146.0
Defined benefit pensions	189.8	222.3
Other postretirement benefits	66.6	75.9
Deferred income taxes	2,167.0	2,230.3
Other noncurrent liabilities	88.0	88.1
Total Noncurrent Liabilities	6,956.9	7,762.6
Total Liabilities	8,789.5	8,975.6
Shareholders’ Equity
Serial preferred shares – no par value: Authorized – 6,000,000 shares; outstanding – none	—	—
Common shares – no par value: Authorized – 300,000,000 shares; outstanding – 113,439,553 at April 30, 2017, and 116,306,894 at April 30, 2016 (net of 33,058,177 and 30,190,836 treasury shares, respectively), at stated value	28.4	29.1
Additional capital	5,724.7	5,860.1
Retained income	1,240.5	1,267.7
Accumulated other comprehensive loss	(143.4)	(148.4)
Total Shareholders’ Equity	6,850.2	7,008.5
Total Liabilities and Shareholders’ Equity	$15,639.7	$15,984.1
See notes to consolidated financial statements.

2017 ANNUAL REPORT    43

STATEMENTS OF CONSOLIDATED CASH FLOWS
The J. M. Smucker Company

	Year Ended April 30,
(Dollars in millions)	2017	2016	2015
Operating Activities
Net income	$592.3	$688.7	$344.9
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	211.7	221.7	157.5
Amortization	207.3	208.4	109.7
Impairment charges	133.2	—	1.2
Share-based compensation expense	22.0	34.6	23.5
Gain on divestiture	—	(25.3)	—
Deferred income tax (benefit) expense	(79.4)	(95.2)	7.7
Other noncash adjustments	4.8	3.4	(6.0)
Make-whole payments included in financing activities	—	—	163.3
Defined benefit pension contributions	(28.7)	(8.6)	(15.7)
Changes in assets and liabilities, net of effect from businesses acquired:
Trade receivables	8.9	(21.9)	21.8
Inventories	(10.4)	240.1	25.3
Other current assets	8.9	14.6	74.1
Accounts payable	2.1	46.1	(25.4)
Accrued liabilities	(39.8)	2.4	(140.3)
Proceeds from settlement of interest rate swaps – net	—	—	53.5
Income and other taxes	7.9	146.9	(35.7)
Other – net	18.2	5.1	(20.3)
Net Cash Provided by Operating Activities	1,059.0	1,461.0	739.1
Investing Activities
Businesses acquired, net of cash acquired	—	7.9	(1,320.5)
Equity investment in affiliate	—	(16.0)	—
Additions to property, plant, and equipment	(192.4)	(201.4)	(247.7)
Proceeds from divestiture	—	193.7	—
Proceeds from sale of investment	40.6	—	—
Proceeds from disposal of property, plant, and equipment	0.5	4.0	2.6
Other – net	(38.4)	33.5	(30.1)
Net Cash (Used for) Provided by Investing Activities	(189.7)	21.7	(1,595.7)
Financing Activities
Short-term borrowings (repayments) – net	170.0	58.0	(22.4)
Proceeds from long-term debt	—	—	5,382.5
Repayments of long-term debt, including make-whole payments	(200.0)	(800.0)	(4,193.9)
Quarterly dividends paid	(339.3)	(316.6)	(254.0)
Purchase of treasury shares	(437.6)	(441.1)	(24.3)
Other – net	0.8	0.8	(30.6)
Net Cash (Used for) Provided by Financing Activities	(806.1)	(1,498.9)	857.3
Effect of exchange rate changes on cash	(6.2)	0.4	(28.6)
Net increase (decrease) in cash and cash equivalents	57.0	(15.8)	(27.9)
Cash and cash equivalents at beginning of year	109.8	125.6	153.5
Cash and Cash Equivalents at End of Year	$166.8	$109.8	$125.6

( )	Denotes use of cash
See notes to consolidated financial statements.

44 THE J. M. SMUCKER COMPANY

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
The J. M. Smucker Company

(Dollars in millions)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Amount Due from ESOP Trust	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at May 1, 2014	101,697,400	$25.4	$3,965.8	$1,091.0	$(1.0)	$(51.6)	$5,029.6
Net income				344.9			344.9
Other comprehensive loss						(58.2)	(58.2)
Comprehensive Income							286.7
Purchase of treasury shares	(225,262)	(0.1)	(19.2)	(5.0)			(24.3)
Issuance of shares for acquisition	17,892,565	4.5	2,031.0				2,035.5
Stock plans (includes tax benefit of $5.9)	212,630	0.1	30.1				30.2
Cash dividends declared				(271.5)			(271.5)
Other				(0.2)	0.9		0.7
Balance at April 30, 2015	119,577,333	29.9	6,007.7	1,159.2	(0.1)	(109.8)	7,086.9
Net income				688.7			688.7
Other comprehensive loss						(38.6)	(38.6)
Comprehensive Income							650.1
Purchase of treasury shares	(3,451,591)	(0.9)	(177.9)	(262.3)			(441.1)
Stock plans (includes tax benefit of $2.7)	181,152	0.1	30.7				30.8
Cash dividends declared				(317.9)			(317.9)
Other			(0.4)		0.1		(0.3)
Balance at April 30, 2016	116,306,894	29.1	5,860.1	1,267.7	—	(148.4)	7,008.5
Net income				592.3			592.3
Other comprehensive income						5.0	5.0
Comprehensive Income							597.3
Purchase of treasury shares	(3,147,659)	(0.8)	(163.6)	(273.2)			(437.6)
Stock plans	280,318	0.1	28.1				28.2
Cash dividends declared				(346.5)			(346.5)
Other			0.1	0.2			0.3
Balance at April 30, 2017	113,439,553	$28.4	$5,724.7	$1,240.5	$—	$(143.4)	$6,850.2
See notes to consolidated financial statements.

2017 ANNUAL REPORT    45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

(Dollars in millions, unless otherwise noted, except per share data)

NOTE 1	ACCOUNTING POLICIES
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
Trade Marketing and Merchandising Programs: In order to support our products, various promotional activities are conducted through retail trade, distributors, or directly with consumers, including in-store display and product placement programs, feature price discounts, coupons, and other similar activities. We regularly review and revise, when we deem necessary, estimates of costs for these promotional programs based on estimates of what will be redeemed by retail trade, distributors, or consumers. These estimates are made using various techniques, including historical data on performance of similar promotional programs. Differences between estimated expenditures and actual performance are recognized as a change in estimate in a subsequent period. During 2017, 2016, and 2015, subsequent period adjustments approximated less than 2 percent of both consolidated pre-tax income and cash provided by operating activities. However, as total promotional expenditures, including amounts classified as a reduction of sales, represented 33 percent,
31 percent, and 29 percent of net sales in 2017, 2016, and 2015, respectively, the possibility exists that reported results could be different if factors such as the level and success of the promotional programs or other conditions differ from expectations.
Shipping and Handling Costs: Transportation costs included in cost of products sold relate to the costs incurred to ship our products. Distribution costs are included in selling, distribution, and administrative (“SD&A”) expenses and relate to the warehousing costs incurred to store our products. Total distribution costs recorded within SD&A were $252.9, $236.1, and $168.5 in 2017, 2016, and 2015, respectively.
Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $169.8, $170.3, and $107.0 in 2017, 2016, and 2015, respectively.
Research and Development Costs: Research and development (“R&D”) costs are expensed as incurred and are included in SD&A in the Statements of Consolidated Income. R&D costs include expenditures for new product and manufacturing process innovation, which are comprised primarily of internal salaries and wages, consulting, and other supplies attributable to time spent on R&D activities. Other costs include the depreciation and maintenance of research facilities. Total R&D expense was $58.1, $58.8, and $32.5 in 2017, 2016, and
2015, respectively.
Share-Based Payments: Share-based compensation expense, excluding stock options, is recognized on a straight-line basis over the requisite service period, which includes a one-year performance period plus the defined forfeiture period, which is typically 4 years of service or the attainment of a defined age and years of service. Compensation expense related to stock options is recognized ratably over the service period for each vesting tranche from the grant date through the end of the requisite service period if it is probable that the

46 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

performance criteria will be met. The stock options vest over a period of 1 to 3 years, dependent on continued service of the option holder, as well as the achievement of the performance objectives established on the grant date.
The following table summarizes amounts related to share-based payments.

	Year Ended April 30,
	2017		2016	2015
Share-based compensation expense included in SD&A	$22.3		$26.3	$22.3
Share-based compensation (benefit) expense included in other special project costs	(0.3)	(A)	8.3	1.2
Total share-based compensation expense	$22.0		$34.6	$23.5
Related income tax benefit	$7.2		$10.2	$8.0

(A)
During 2017, we concluded that a portion of the performance objectives were unachievable, and therefore reversed the life-to-date compensation cost recognized. For additional information, see Note 12: Share-Based Payments.

As of April 30, 2017, total unrecognized share-based compensation cost related to nonvested share-based awards was $46.4. The weighted-average period over which this amount is expected to be recognized is 3.5 years.
Prior to adoption of Accounting Standards Update (“ASU”) 2016-09, realized excess tax benefits were presented in the Statements of Consolidated Cash Flows as a financing activity and were credited to additional capital in the Consolidated Balance Sheets. Realized shortfall tax benefits, amounts which are less than those previously recognized in earnings, were first offset against the cumulative balance of excess tax benefits, if any, and then charged directly to income tax expense. Upon adoption of ASU 2016-09, realized excess tax benefits are presented in the Statements of Consolidated Cash Flows as an operating activity and are recognized within income taxes in the Statements of Consolidated Income. For 2017, 2016, and 2015, the excess tax benefits realized upon exercise or vesting of share-based compensation were $3.3, $2.7, and $5.9, respectively. For further discussion on share-based compensation expense, see Note 12: Share-Based Payments.
Defined Contribution Plans: We offer employee savings plans for domestic and Canadian employees. Our contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2017, 2016, and 2015 were $31.9, $25.9, and $21.1, respectively. For information on our defined benefit plans, see Note 9: Pensions and Other Postretirement Benefits.
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
Trade Receivables: In the normal course of business, we extend credit to customers. Trade receivables, less allowances, reflects the net realizable value of receivables and approximates fair value. We evaluate our trade receivables and establish an allowance for doubtful accounts based on a combination of factors. When aware that a specific customer has been impacted by circumstances such as bankruptcy filings or deterioration in the customer’s operating results or financial position, potentially making it unable to meet its financial obligations, we record a specific reserve for bad debt to reduce the related receivable to the amount we reasonably believe is collectible. We also record reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Trade receivables are charged off against the allowance after we determine that the potential for recovery is remote. At April 30, 2017 and 2016, the allowance for doubtful accounts was $1.6 and $1.1, respectively. We believe there is no concentration of risk with any single customer whose failure or nonperformance would materially affect results other than as discussed in Note 5: Reportable Segments.

2017 ANNUAL REPORT    47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

Inventories: Inventories are stated at the lower of cost or market, with market being defined as net realizable value, less costs to sell. Cost for all inventories is determined using the first-in, first-out method applied on a consistent basis.

The cost of finished products and work-in-process inventory includes materials, direct labor, and overhead. Work-in-process is included in finished products in the Consolidated Balance Sheets and was $72.2 and $67.6 at April 30, 2017 and 2016, respectively.
Derivative Financial Instruments: We account for derivative instruments in accordance with FASB ASC 815, Derivatives and Hedging, which requires all derivative instruments to be recognized in the financial statements and measured at fair value, regardless of the purpose or intent for holding them.
We do not qualify commodity derivatives or instruments used to manage foreign currency exchange exposures for hedge accounting treatment and, as a result, the derivative gains and losses are immediately recognized in earnings. Although we do not perform the assessments required to achieve hedge accounting for derivative positions, we believe all of our derivatives are economic hedges of our risk exposure. The exposures hedged have a high inverse correlation to price changes of the derivative instrument; thus, we would expect that over time any gain or loss in the estimated fair value of our derivatives would generally be offset by an increase or decrease in the estimated fair value of the underlying exposures.
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
We lease certain land, buildings, and equipment for varying periods of time, with renewal options. Rent expense in 2017, 2016, and 2015 totaled $101.0, $92.5, and $67.1, respectively. As of April 30, 2017, our minimum operating lease obligations were as follows: $33.9 in 2018, $28.1 in 2019, $21.5 in 2020, $19.0 in 2021, and $13.0 in 2022.
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
Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the estimated fair value of the net assets of a business acquired. In accordance with FASB ASC 350, Intangibles – Goodwill and Other, goodwill and other indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. We conduct our annual test for impairment of goodwill and other indefinite-lived intangible assets as of February 1 of each year. As of the annual impairment test, we had seven reporting units. A discounted cash flow valuation technique was utilized to estimate the fair value of our reporting units and indefinite-lived intangible assets. We also used a market-based approach to estimate the fair value of our reporting units. The discount rates utilized in the cash flow analyses were developed using a weighted-average cost of capital methodology. In addition to the annual test, we test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit or an indefinite-lived intangible asset below its carrying amount. Finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, which are evaluated on an annual basis. For additional information, see Note 7: Goodwill and Other Intangible Assets.
Marketable Securities and Other Investments: We maintain funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. At April 30, 2017 and 2016, the fair value of these investments was $47.3 and $48.8, respectively, and was included in other noncurrent assets in the Consolidated Balance Sheets. Included in accumulated other comprehensive loss at April 30, 2017 and 2016, were unrealized pre-tax gains of $6.3 and
$5.7, respectively.

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
During 2017, we sold our 25 percent equity interest in Guilin Seamild Biologic Technology Development Co., Ltd. (“Seamild”), a privately-owned manufacturer and marketer of oats products in China. We received proceeds from the sale of $40.6, net of transaction costs, and recognized a pre-tax gain of $3.8 during 2017. The initial investment in Seamild was in 2012 for $35.9 and was included in other noncurrent assets in the Consolidated Balance Sheets. The investment in Seamild did not have a material impact on International and Foodservice or the consolidated financial statements for the years ended April 30, 2017 and 2016.
Additionally, we have a 20 percent equity interest in Mountain Country Foods, LLC, and a 44 percent equity interest in Numi, Inc. The carrying amount of these investments is included in other noncurrent assets in the Consolidated Balance Sheets. The investments did not have a material impact on the consolidated financial statements or the respective reportable segment to which they relate for the years ended April 30, 2017 and 2016.
Foreign Currency Translation: Assets and liabilities of foreign subsidiaries are translated using the exchange rates in effect at the balance sheet dates, while income and expenses are translated using average rates throughout the periods. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive loss. Included in accumulated other comprehensive loss at April 30, 2017 and 2016, were foreign currency losses of $43.0 and $13.1, respectively.
Recently Issued Accounting Standards: In March 2017, the FASB issued ASU 2017-07, Compensation – Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires the service cost component of the net periodic pension cost to be presented separately from the other components of the net periodic pension cost in the income statement. Additionally, only the service cost component of the net periodic pension cost is eligible for capitalization.
ASU 2017-07 will be effective for us on May 1, 2019, with the option to early adopt at any time prior to the effective date, and will require adoption on a retrospective basis. We do not anticipate that the adoption of this ASU will have a material impact on our financial statements and disclosures.
In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the goodwill impairment test and requires an impairment charge to be recorded based on the excess of a reporting unit’s carrying value over its fair value. ASU 2017-04 will be effective for us on May 1, 2020, with the option to early adopt for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017, and will require adoption on a prospective basis.
In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740) Intra-Entity Transfers of Assets Other Than Inventory, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs rather than deferring such recognition until the asset is sold to an outside party. ASU 2016-16 is effective for us on May 1, 2018. It will require adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not anticipate that the adoption of this ASU will have a material impact on our financial statements and disclosures.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make changes to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. ASU 2016-15 will be effective for us on May 1, 2018, and it will require adoption on a retrospective basis unless it is impracticable to apply, in which case we would be required to apply the amendments prospectively as of the earliest date practicable. We do not anticipate that the adoption of this ASU will have a material impact on our financial statements and disclosures.
In March 2016, the FASB issued ASU 2016-09, Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 includes provisions intended to simplify various aspects related to how share-based payments are accounted for and presented in the financial statements, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for us on May 1, 2017, but we have elected to early adopt, as permitted. Effective May 1, 2016, we reclassified the excess tax benefits in historical periods on the Statements of Consolidated Cash Flows from financing to operating activities. In addition, we have recorded the excess tax benefits or deficiencies within income taxes in the Statements of Consolidated Income on a prospective basis, therefore the excess tax benefits or deficiencies are not presented in

2017 ANNUAL REPORT    49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

additional capital on the Statements of Consolidated Shareholders’ Equity. The impact of adopting ASU 2016-09 on May 1, 2016, had an immaterial impact on our consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. ASU 2016-02 will be effective for us on May 1, 2019, with the option to early adopt at any time prior to the effective date, and will require a modified retrospective application for leases existing at, or entered into after, the beginning of the earliest comparative period presented and exclude any leases that expired before the date of initial application. We are currently evaluating the impact the application of ASU 2016-02 will have on our financial statements and disclosures.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 requires either retrospective application to each prior reporting period presented or retrospective application with the cumulative effect of initially applying the standard recognized at the date of adoption. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date, which extends the standard effective date by one year. As a result of this issuance, the standard will be effective for us on May 1, 2018. We have performed a detailed review of the new guidance as compared to our current accounting policies, and a review of customer contracts is in process. To date, we have not identified any accounting changes that would materially impact our results of operations or financial position. During the first half of 2018, we plan to finalize our review and determine our method of adoption.
Risks and Uncertainties: The raw materials we use are primarily commodities, agricultural-based products, and packaging materials. The principal packaging materials we use are plastic, glass, metal cans, caps, carton board, and corrugate. Green coffee, grains, peanuts, edible oils, sweeteners, fruit, and other ingredients are obtained from various suppliers. The availability, quality, and cost of many of these commodities have fluctuated, and may continue to fluctuate over time. Green coffee is sourced solely from foreign countries and its supply and price are subject to high volatility due to factors such as weather, global supply and demand, plant disease, speculative influences, and political and economic conditions in the source countries. Raw materials are generally available from numerous sources, although we have elected to source certain plastic packaging materials and finished goods, such as our Pup-Peroni® dog snacks, from single sources of supply pursuant to long-term contracts. While availability may vary from year to year, we believe that we will continue to be able to obtain adequate supplies and that alternatives to single-sourced materials are available. We have not historically encountered significant shortages of key raw materials. We consider our relationships with key material suppliers to be in good standing.
We have consolidated our production capacity for certain products, including substantially all of our coffee, Milk-Bone® dog snacks, fruit spreads, syrups, toppings, and Uncrustables frozen sandwiches, into single manufacturing sites. Although steps are taken at all of our manufacturing sites to reduce the likelihood of a production disruption, an interruption at a single manufacturing site would result in a reduction or elimination of the availability of some of our products for a period of time.
Of our total employees, 27 percent are covered by union contracts at 11 manufacturing locations. The contracts vary in term, with five contracts expiring in 2018, representing 8 percent of our total employees.
We insure our business and assets in each country against insurable risks, to the extent that we deem appropriate, based upon an analysis of the relative risks and costs.

NOTE 2	ACQUISITION

On March 23, 2015, we completed the acquisition of Big Heart Pet Brands (“Big Heart”), a leading producer, distributor, and marketer of premium-quality, branded pet food and pet snacks in the U.S., through the acquisition of Blue Acquisition Group, Inc. (“BAG”), Big Heart’s parent company. As a result of the acquisition, the assets and liabilities of BAG are now held by the Company.
The total consideration paid in connection with the acquisition was $5.9 billion, which included the issuance of 17.9 million of our common shares to BAG’s shareholders, valued at $2.0 billion based on the average stock price of our common shares on March 23, 2015. After the closing of the transaction, we had approximately 120.0 million common shares outstanding. We assumed $2.6 billion in debt and paid an additional $1.2 billion in cash, net of a working capital adjustment. As part of the transaction, new debt of $5.5 billion was borrowed, as discussed in Note 8: Debt and Financing Arrangements.

50 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The final Big Heart purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. We determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. The purchase price allocation included total intangible assets of $3.8 billion. The purchase price exceeded the estimated fair value of the net identifiable tangible and intangible assets acquired and, as a result, the excess was allocated to goodwill. We recognized a total of $3.0 billion of goodwill, representing the value we expect to achieve through the implementation of operational synergies and growth opportunities across our segments. Goodwill was allocated across all reportable segments based on the synergies anticipated to be achieved by each individual reporting unit as a result of the acquisition. Of the total goodwill, $59.7 remains deductible for tax purposes at April 30, 2017.

NOTE 3	INTEGRATION AND RESTRUCTURING COSTS

Integration and restructuring costs primarily consist of employee-related costs, outside service and consulting costs, and other costs related to acquisition or restructuring activities. Employee-related costs include severance, retention bonuses, and relocation costs. Severance costs and retention bonuses are recognized over the estimated future service period of the affected employees, and the remainder are expensed as incurred. Other costs include professional fees, information systems costs, and other miscellaneous expenditures associated with the integration or restructuring activities, which are expensed as incurred. These one-time costs are not allocated to segment profit, and the majority of these costs are reported in other special project costs in the Statements of Consolidated Income. The obligation related to employee separation costs is included in other current liabilities in the Consolidated Balance Sheets.

Integration Costs: Total one-time costs related to the Big Heart acquisition are anticipated to be approximately $290.0, of which approximately $45.0 are expected to be noncash charges. Of the total anticipated one-time costs, we expect to incur $105.0, $115.0, and $70.0 in employee-related costs, outside service and consulting costs, and other costs, respectively. These costs are anticipated to be incurred through 2018.

The following table summarizes our one-time costs incurred in relation to the Big Heart acquisition.

	2017	2016	2015	Total Costs Incurred to Date at April 30, 2017
Employee-related costs	$16.3	$52.4	$13.4	$82.1
Outside service and consulting costs	33.9	56.0	16.1	106.0
Other costs	13.9	36.8	6.5	57.2
Total one-time costs	$64.1	$145.2	$36.0	$245.3

Noncash charges of $3.2, $18.9, and $5.7 were included in the total one-time costs incurred in 2017, 2016, and 2015, respectively, and primarily consisted of share-based compensation and accelerated depreciation. Noncash charges included in total one-time costs incurred to date were $27.8.

The obligation related to severance costs and retention bonuses was $5.3 and $13.4 at April 30, 2017 and 2016, respectively.

Restructuring Costs: An organization optimization program was approved by the Board of Directors during the fourth quarter of 2016 as part of our ongoing efforts to reduce costs and optimize the organization. Total restructuring costs are expected to be approximately $40.0, of which the majority represents employee-related costs, while the remainder primarily consists of site preparation, equipment relocation, and production start-up costs at the impacted facilities. Included in the total restructuring costs are approximately $4.0 of noncash charges related to accelerated depreciation.
As part of this program, we exited two leased facilities in Livermore, California, and consolidated all ancient grains and pasta production into our facility in Chico, California, during 2017. Additionally, we will discontinue the production of coffee at our Harahan, Louisiana, facility and consolidate all related coffee production into one of our facilities in New Orleans, Louisiana, which we expect to complete by December 31, 2017. We have also identified additional opportunities to further optimize the overall organization, which we expect to achieve in 2018. Upon completion of these initiatives, the organization optimization program will result in total headcount reductions of approximately 275 full-time positions. We anticipate the remaining costs associated with the program to be incurred through 2018.

2017 ANNUAL REPORT    51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table summarizes our one-time costs incurred in relation to the organization optimization program.

	2017	2016	Total Costs Incurred to Date at April 30, 2017
Employee-related costs	$12.4	$1.3	$13.7
Outside service and consulting costs	1.8	—	1.8
Other costs	4.4	—	4.4
Total one-time costs	$18.6	$1.3	$19.9

Total cumulative noncash charges incurred to date were $2.1, all of which were incurred in 2017. The obligation related to severance costs and retention bonuses was $3.3 and $1.3 at April 30, 2017 and 2016, respectively.

During 2015, we completed a multi-year restructuring initiative that was focused on the coffee, fruit spreads, and Canadian pickle and condiment operations in an effort to achieve enhanced long-term strength and profitability of our leading brands. We incurred total restructuring costs of $263.6 through April 30, 2015, of which $15.4 was incurred during the year ended April 30, 2015.

NOTE 4	DIVESTITURE
On December 31, 2015, we sold our U.S. canned milk brands and operations to Eagle Family Foods Group LLC, a subsidiary of funds affiliated with Kelso & Company. The transaction included canned milk products that were primarily sold in U.S. retail and foodservice channels under the Eagle Brand® and Magnolia® brands, along with other branded and private label trade names, with annual net sales of approximately $200.0. Our manufacturing facilities in El Paso, Texas, and Seneca, Missouri, were included in the transaction, but our canned milk business in Canada was excluded from the divestiture.

The operating results for this business were primarily included in the U.S. Retail Consumer Foods segment prior to the sale on
December 31, 2015. We received proceeds from the divestiture of $193.7, which were net of transaction costs and a working capital adjustment. Upon completion of the transaction, we recognized a pre-tax gain of $25.3 in 2016.

NOTE 5	REPORTABLE SEGMENTS
We operate in one industry: the manufacturing and marketing of food and beverage products. We have three reportable segments: U.S. Retail Coffee, U.S. Retail Consumer Foods, and U.S. Retail Pet Foods. Within our segment results, International and Foodservice represents a combination of the strategic business areas not included in the U.S. retail market segments. The U.S. Retail Coffee segment primarily includes the domestic sales of Folgers®, Dunkin’ Donuts®, and Café Bustelo® branded coffee; the U.S. Retail Consumer Foods segment primarily includes domestic sales of Jif ®, Smucker’s®, Crisco®, and Pillsbury® branded products; and the U.S. Retail Pet Foods segment primarily includes domestic sales of Meow Mix®, Milk-Bone, Natural Balance®, Kibbles ’n Bits®, 9Lives®, Pup-Peroni, and Nature’s Recipe® branded products. International and Foodservice is comprised of products distributed domestically and in foreign countries through retail channels and foodservice distributors and operators (e.g., restaurants, lodging, schools and universities, health care operators).

Segment profit represents net sales, less direct and allocable operating expenses, and is consistent with the way in which we manage our segments. However, we do not represent that the segments, if operated independently, would report operating profit equal to the segment profit set forth below as segment profit excludes certain expenses such as corporate administrative expenses, unallocated gains and losses on commodity and foreign currency exchange derivative activities, as well as amortization expense and impairment charges related to intangible assets. Effective May 1, 2016, the segment profit calculation was revised to exclude both amortization expense and impairment charges related to intangible assets as we believe that excluding these items from segment operating results is more reflective of our operating performance and the way in which we manage our business. Prior year segment results have been modified to conform to the revised segment profit presentation excluding amortization expense and impairment charges related to intangible assets.

Consistent with prior periods, commodity and foreign currency exchange derivative gains and losses are reported in unallocated derivative gains and losses outside of segment operating results until the related inventory is sold. At that time, we reclassify the hedge gains and

52 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

losses from unallocated derivative gains and losses to segment profit, allowing our segments to realize the economic effect of the hedge without experiencing any mark-to-market volatility. We would expect that any gain or loss in the estimated fair value of the derivatives would generally be offset by a change in the estimated fair value of the underlying exposures.

	Year Ended April 30,
	2017	2016	2015
Net sales:
U.S. Retail Coffee	$2,108.6	$2,239.2	$2,076.1
U.S. Retail Consumer Foods	2,085.4	2,269.7	2,330.8
U.S. Retail Pet Foods	2,135.9	2,250.4	239.1
International and Foodservice	1,062.4	1,051.9	1,046.7
Total net sales	$7,392.3	$7,811.2	$5,692.7
Segment profit:
U.S. Retail Coffee	$682.4	$722.6	$623.2
U.S. Retail Consumer Foods	458.2	467.5	466.0
U.S. Retail Pet Foods	481.0	493.9	(6.4)
International and Foodservice	185.1	179.0	161.6
Total segment profit	$1,806.7	$1,863.0	$1,244.4
Amortization	(207.3)	(208.4)	(109.7)
Impairment charges	(133.2)	—	(1.2)
Interest expense – net	(163.1)	(171.1)	(79.9)
Other debt costs	—	—	(173.3)
Unallocated derivative (losses) gains	(27.2)	12.0	(24.5)
Cost of products sold – special project costs (A)	(5.7)	(12.2)	(6.2)
Other special project costs (A)	(76.9)	(135.9)	(56.6)
Corporate administrative expenses	(324.9)	(373.2)	(274.2)
Other income – net	10.0	3.7	4.2
Income before income taxes	$878.4	$977.9	$523.0
Assets:
U.S. Retail Coffee	$4,909.9	$5,002.0	$4,852.4
U.S. Retail Consumer Foods	3,157.2	3,288.5	3,063.1
U.S. Retail Pet Foods	6,232.9	6,321.6	7,556.4
International and Foodservice	1,053.4	1,168.6	1,105.1
Unallocated (B)	286.3	203.4	229.3
Total assets	$15,639.7	$15,984.1	$16,806.3
Depreciation, amortization, and impairment charges:
U.S. Retail Coffee	$95.7	$104.0	$102.7
U.S. Retail Consumer Foods	73.2	60.7	59.4
U.S. Retail Pet Foods	280.8	164.9	14.3
International and Foodservice	61.9	66.2	60.7
Unallocated (C)	40.6	34.3	31.3
Total depreciation, amortization, and impairment charges	$552.2	$430.1	$268.4
Additions to property, plant, and equipment:
U.S. Retail Coffee	$40.9	$51.4	$56.7
U.S. Retail Consumer Foods	49.7	90.3	117.7
U.S. Retail Pet Foods	70.5	11.9	19.4
International and Foodservice	31.3	47.8	53.9
Total additions to property, plant, and equipment	$192.4	$201.4	$247.7
(A) Special project costs include merger and integration and restructuring costs. For more information, see Note 3: Integration and Restructuring Costs.
(B) Primarily represents unallocated cash and cash equivalents and corporate-held investments.
(C) Primarily represents unallocated corporate administrative expense, mainly depreciation and software amortization.

2017 ANNUAL REPORT    53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table presents certain geographical information.

	Year Ended April 30,
	2017	2016	2015
Net sales:
United States	$6,865.1	$7,300.8	$5,188.5
International:
Canada	$414.3	$416.0	$413.8
All other international	112.9	94.4	90.4
Total international	$527.2	$510.4	$504.2
Total net sales	$7,392.3	$7,811.2	$5,692.7
Assets:
United States	$15,214.3	$15,501.1	$16,332.0
International:
Canada	$380.9	$396.2	$360.8
All other international	44.5	86.8	113.5
Total international	$425.4	$483.0	$474.3
Total assets	$15,639.7	$15,984.1	$16,806.3
Long-lived assets (excluding goodwill and other intangible assets):
United States	$1,757.1	$1,773.9	$1,805.3
International:
Canada	$13.4	$10.7	$14.3
All other international	0.4	40.6	40.9
Total international	$13.8	$51.3	$55.2
Total long-lived assets (excluding goodwill and other intangible assets)	$1,770.9	$1,825.2	$1,860.5
The following table presents product category sales as a percentage of consolidated net sales.

	Year Ended April 30,
	2017	2016	2015
Coffee	34%	34%	44%
Pet food	19	19	3
Pet snacks	10	10	1
Peanut butter	10	9	13
Fruit spreads	5	4	6
Shortening and oils	4	4	6
Baking mixes and frostings	3	3	5
Frozen handheld	3	3	3
Flour and baking ingredients	2	2	4
Juices and beverages	2	2	3
Portion control	2	2	2
Canned milk	1	3	4
Other	5	5	6
Total product sales	100%	100%	100%

Sales to Wal-Mart Stores, Inc. and subsidiaries amounted to 30 percent of net sales in both 2017 and 2016, and 28 percent of net sales in 2015. These sales are primarily included in our U.S. retail market segments. No other customer exceeded 10 percent of net sales for any year. Trade receivables at April 30, 2017 and 2016, included amounts due from Wal-Mart Stores, Inc. and subsidiaries of $138.2 and $118.1, respectively.

54 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

NOTE 6	EARNINGS PER SHARE
The following table sets forth the computation of net income per common share and net income per common share – assuming dilution under the two-class method.

	Year Ended April 30,
	2017	2016	2015
Net income	$592.3	$688.7	$344.9
Less: Net income allocated to participating securities	2.8	3.0	2.2
Net income allocated to common stockholders	$589.5	$685.7	$342.7
Weighted-average common shares outstanding	115,471,395	118,918,701	103,038,271
Add: Dilutive effect of stock options	107,029	41,113	5,283
Weighted-average common shares outstanding – assuming dilution	115,578,424	118,959,814	103,043,554
Net income per common share	$5.11	$5.77	$3.33
Net income per common share – assuming dilution	$5.10	$5.76	$3.33

NOTE 7	GOODWILL AND OTHER INTANGIBLE ASSETS
A summary of changes in goodwill during the years ended April 30, 2017 and 2016, by reportable segment is as follows:

	U.S. Retail Coffee	U.S. Retail Consumer Foods	U.S. Retail Pet Foods	International and Foodservice	Total
Balance at May 1, 2015	$1,742.9	$1,140.8	$2,812.1	$315.8	$6,011.6
Acquisitions (A)	348.0	494.7	(842.6)	130.7	130.8
Divestiture	—	(33.6)	—	(14.2)	(47.8)
Other (B)	—	(1.0)	—	(2.5)	(3.5)
Balance at April 30, 2016	$2,090.9	$1,600.9	$1,969.5	$429.8	$6,091.1
Other (B)	—	(1.9)	—	(12.1)	(14.0)
Balance at April 30, 2017	$2,090.9	$1,599.0	$1,969.5	$417.7	$6,077.1

(A)
As a result of the Big Heart acquisition in 2015, we recognized a total of $3.0 billion of goodwill, representing the value we expect to achieve through the implementation of operational synergies and growth opportunities across our segments. The purchase price allocation was finalized in 2016 and included the allocation of goodwill across all reportable segments based on the synergies anticipated to be achieved by each individual reporting unit. For further discussion on the Big Heart acquisition, see Note 2: Acquisition. Additionally, the purchase price allocation was finalized for the Sahale Snacks, Inc. acquisition in 2016, resulting in an immaterial adjustment to goodwill.

(B)	The amounts classified as other represent foreign currency exchange adjustments for the years ended April 30, 2017 and 2016.

2017 ANNUAL REPORT    55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table summarizes our other intangible assets and related accumulated amortization and impairment charges, including foreign currency exchange adjustments.

	April 30, 2017			April 30, 2016
Acquisition Cost		Accumulated Amortization/ Impairment Charges/ Foreign Currency Exchange	Net	Acquisition Cost	Accumulated Amortization/ Impairment Charges/ Foreign Currency Exchange	Net
Finite-lived intangible assets subject to amortization:
Customer and contractual relationships	$3,520.1	$802.1	$2,718.0	$3,520.1	$639.9	$2,880.2
Patents and technology	168.5	101.4	67.1	168.5	88.4	80.1
Trademarks	556.4	112.7	443.7	525.4	78.7	446.7
Total intangible assets subject to amortization	$4,245.0	$1,016.2	$3,228.8	$4,214.0	$807.0	$3,407.0
Indefinite-lived intangible assets not subject to amortization:
Trademarks	$3,078.1	$157.0	$2,921.1	$3,109.1	$21.7	$3,087.4
Total other intangible assets	$7,323.1	$1,173.2	$6,149.9	$7,323.1	$828.7	$6,494.4
Amortization expense for finite-lived intangible assets was $205.9, $204.7, and $110.3 in 2017, 2016, and 2015, respectively. The weighted-average useful lives of the customer and contractual relationships, patents and technology, and trademarks are 23, 14, and
16 years, respectively. The weighted-average useful life of total finite-lived intangible assets is 22 years. Based on the carrying amount of intangible assets subject to amortization at April 30, 2017, the estimated amortization expense is $206.2 for 2018, $205.0 for 2019, $200.4 for 2020, $198.7 for 2021, and $193.3 for 2022. During 2016, we began amortizing the Crisco trademark that was previously an indefinite-lived intangible. The trademark was included in the annual impairment review performed as of February 1, 2016, and was not impaired. The annual amortization expense related to the Crisco trademark is approximately $8.0.

We review goodwill and other indefinite-lived intangible assets at least annually for impairment and more often if indicators of impairment exist. Prior to the annual impairment review performed as of February 1, 2017, we completed interim impairment analyses on the goodwill of the Pet Foods reporting unit and the indefinite-lived trademarks included within the U.S. Retail Pet Foods segment as a result of a decline in current year actual and forecasted net sales for the U.S. Retail Pet Foods segment, as well as an increase in our weighted-average cost of capital, which reflected the rising market-based interest rates throughout the year. As a result, we did not recognize a goodwill impairment charge related to the Pet Foods reporting unit; however, we did recognize an impairment charge of $75.7 related to certain indefinite-lived trademarks within the U.S. Retail Pet Foods segment, to the extent that carrying value exceeded the estimated fair value.

As of February 1, 2017, we completed the annual impairment review, in which goodwill impairment was tested at the reporting unit level for our seven reporting units. As part of our annual evaluation, we did not recognize any impairment charges related to our goodwill. The estimated fair value of each reporting unit and material indefinite-lived intangible asset was substantially in excess of its carrying value as of the annual test date, with the exception of the Pet Foods reporting unit and all indefinite-lived trademarks within the U.S. Retail Pet Foods segment. As a result of the annual impairment review, an immaterial impairment charge was recognized related to an indefinite-lived trademark, to the extent that the carrying value exceeded the estimated fair value.

Subsequent to the February 1, 2017 annual review, we updated our financial plan for 2018, which resulted in decreased projections in the U.S. Retail Pet Foods segment as compared to the projections used in the annual evaluation. As a result of the decline in projections, in conjunction with the narrow difference between estimated fair value and carrying value as of our February 1, 2017 annual test, we performed an additional impairment analysis on the goodwill of the Pet Foods reporting unit and the indefinite-lived trademarks included within the U.S. Retail Pet Foods segment. Goodwill impairment was not recognized related to the Pet Foods reporting unit at
April 30, 2017; however, additional sensitivity analyses were performed for the Pet Foods reporting unit, assuming a hypothetical
50-basis-point decrease in the expected long-term growth rate or a hypothetical 50-basis-point increase in the weighted-average cost of capital. Both scenarios independently yielded an estimated fair value for the Pet Foods reporting unit at or slightly below carrying value. The additional impairment analysis did result in total incremental impairment charges of $52.8 related to certain indefinite-lived trademarks within the U.S. Retail Pet Foods segment, to the extent that the carrying value exceeded the estimated fair value at April 30, 2017. These indefinite-lived trademarks remain susceptible to future impairment charges as the carrying value approximates estimated fair value at
April 30, 2017.

During 2017, we recognized total impairment charges of $133.2 related to certain indefinite-lived trademarks with a total estimated fair value of $1.0 billion at April 30, 2017. These charges were included as a noncash charge in our Statement of Consolidated Income.

56 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

NOTE 8	DEBT AND FINANCING ARRANGEMENTS
Long-term debt consists of the following:

	April 30, 2017		April 30, 2016
	Principal Outstanding	Carrying Amount (A)	Principal Outstanding	Carrying Amount (A)
1.75% Senior Notes due March 15, 2018	$500.0	$499.0	$500.0	$498.0
2.50% Senior Notes due March 15, 2020	500.0	496.6	500.0	495.5
3.50% Senior Notes due October 15, 2021	750.0	782.6	750.0	789.4
3.00% Senior Notes due March 15, 2022	400.0	396.6	400.0	395.9
3.50% Senior Notes due March 15, 2025	1,000.0	993.6	1,000.0	992.7
4.25% Senior Notes due March 15, 2035	650.0	642.6	650.0	642.2
4.38% Senior Notes due March 15, 2045	600.0	584.9	600.0	584.4
Term Loan Credit Agreement due March 23, 2020	550.0	548.6	750.0	747.9
Total long-term debt	$4,950.0	$4,944.5	$5,150.0	$5,146.0
Current portion of long-term debt	500.0	499.0	—	—
Total long-term debt, less current portion	$4,450.0	$4,445.5	$5,150.0	$5,146.0
(A) Represents the carrying amount included in the Consolidated Balance Sheets, which includes the impact of terminated interest rate swaps, offering discounts, and capitalized debt issuance costs.
In March 2015, we entered into a senior unsecured delayed-draw Term Loan Credit Agreement (“Term Loan”) with a syndicate of banks and an available commitment amount of $1.8 billion. Borrowings under the Term Loan bear interest on the prevailing U.S. Prime Rate or London Interbank Offered Rate (“LIBOR”), based on our election, and is payable either on a quarterly basis or at the end of the borrowing term. The weighted-average interest rate on the Term Loan at April 30, 2017, was 2.24 percent. The Term Loan requires quarterly amortization payments of 2.50 percent of the original principal amount. Voluntary prepayments are permitted without premium or penalty and are applied to the schedule of required quarterly minimum payment obligations in direct order of maturity. As of April 30, 2017, we have prepaid $1.2 billion on the Term Loan to date, including $200.0 in 2017. No additional payments are required until final maturity of the loan agreement on March 23, 2020.

Also in March 2015, we completed an offering of $3.7 billion in Senior Notes due beginning March 15, 2018 through March 15, 2045. The proceeds from the offering, along with the Term Loan, were used to partially finance the Big Heart acquisition, pay off the debt assumed as part of the acquisition, and prepay our privately placed Senior Notes.
All of our Senior Notes outstanding at April 30, 2017, are unsecured and fully and unconditionally guaranteed, as further described in Note 16: Guarantor and Non-Guarantor Financial Information. Interest is paid semiannually and there are no required scheduled principal payments on our Senior Notes. We may prepay at any time all or part of the Senior Notes at 100 percent of the principal amount thereof, together with the accrued and unpaid interest, and any applicable make-whole amount.
During 2014, we entered into an interest rate swap designated as a fair value hedge of the 3.50 percent Senior Notes due October 15, 2021, which was subsequently terminated in 2015. At April 30, 2017, the remaining benefit of $36.3 was recorded as an increase in the long-term debt balance and will be recognized ratably as a reduction to future interest expense over the remaining life of the related debt. For additional information, see Note 10: Derivative Financial Instruments.
We have available a $1.5 billion revolving credit facility with a group of 11 banks that matures in September 2018. Borrowings under the revolving credit facility bear interest based on the prevailing U.S. Prime Rate, Canadian Base Rate, LIBOR, or Canadian Dealer Offered Rate, based on our election. Interest is payable either on a quarterly basis or at the end of the borrowing term. At April 30, 2017 and 2016, we did not have a balance outstanding under the revolving credit facility.
We participate in a commercial paper program under which we can issue short-term, unsecured commercial paper not to exceed $1.0 billion at any time. The commercial paper program is backed by our revolving credit facility and reduces what we can borrow under the revolving credit facility by the amount of commercial paper outstanding. Commercial paper will be used as a continuing source of short-term financing for general corporate purposes. As of April 30, 2017 and 2016, we had $454.0 and $284.0 of short-term borrowings outstanding, respectively, all of which were issued under our commercial paper program at a weighted-average interest rate of 1.15 percent and
0.65 percent, respectively.

2017 ANNUAL REPORT    57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

Interest paid totaled $162.2, $167.3, and $92.3 in 2017, 2016, and 2015, respectively. This differs from interest expense due to the timing of payments, effect of interest rate swaps, amortization of debt issuance costs, and capitalized interest.
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

	Defined Benefit Pension Plans			Other Postretirement Benefits
Year Ended April 30,	2017	2016	2015	2017	2016	2015
Service cost	$12.7	$17.8	$9.0	$2.3	$2.3	$2.3
Interest cost	25.3	27.7	23.2	2.6	2.8	2.4
Expected return on plan assets	(29.3)	(32.9)	(25.6)	—	—	—
Amortization of prior service cost (credit)	1.1	0.7	1.0	(1.5)	(1.1)	(1.1)
Amortization of net actuarial loss (gain)	13.8	10.9	10.0	(0.2)	(0.3)	(0.1)
Curtailment gain	—	(6.5)	—	—	(0.3)	—
Settlement (gain) loss	(0.7)	—	3.5	—	—	—
Net periodic benefit cost	$22.9	$17.7	$21.1	$3.2	$3.4	$3.5

Other changes in plan assets and benefit liabilities recognized in accumulated other comprehensive loss before income taxes:
Prior service credit (cost) arising during the year	$2.1	$(5.3)	$(0.3)	$3.0	$—	$—
Net actuarial gain (loss) arising during the year	1.5	(43.3)	(23.7)	2.3	—	1.6
Amortization of prior service cost (credit)	1.1	0.7	1.0	(1.5)	(1.1)	(1.1)
Amortization of net actuarial loss (gain)	13.8	10.9	10.0	(0.2)	(0.3)	(0.1)
Curtailment loss (gain)	28.8	(6.5)	—	0.1	(0.3)	—
Settlement (gain) loss	(0.7)	—	3.5	—	—	—
Foreign currency translation	2.5	0.8	2.7	—	—	—
Net change for year	$49.1	$(42.7)	$(6.8)	$3.7	$(1.7)	$0.4

Weighted-average assumptions used in determining net periodic benefit costs:
U.S. plans:
Discount rate	3.85%	4.06%	4.42%	3.80%	4.04%	4.27%
Expected return on plan assets	6.27	6.58	6.72	—	—	—
Rate of compensation increase	3.96	4.06	4.13	—	—	—
Canadian plans:
Discount rate	3.60%	3.51%	4.11%	3.50%	3.50%	4.10%
Expected return on plan assets	5.25	5.65	5.64	—	—	—
Rate of compensation increase	3.00	3.00	3.00	—	—	—

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

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2017	2016	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$745.9	$740.4	$75.9	$75.8
Service cost	12.7	17.8	2.3	2.3
Interest cost	25.3	27.7	2.6	2.8
Amendments	—	5.3	(3.0)	—
Actuarial loss (gain)	6.7	20.3	(2.3)	0.3
Participant contributions	—	0.1	—	0.6
Benefits paid	(43.8)	(45.7)	(3.9)	(5.2)
Foreign currency translation adjustments	(7.8)	(4.1)	(0.8)	(0.4)
Curtailment	(30.9)	(10.1)	(0.1)	(0.3)
Settlement	(30.8)	(3.0)	—	—
Acquisition	—	(2.8)	—	—
Benefit obligation at end of year	$677.3	$745.9	$70.7	$75.9
Change in plan assets:
Fair value of plan assets at beginning of year	$505.6	$550.0	$—	$—
Actual return on plan assets	37.4	(0.2)	—	—
Company contributions	28.7	8.6	3.9	4.6
Participant contributions	—	0.1	—	0.6
Benefits paid	(43.8)	(45.7)	(3.9)	(5.2)
Settlement	(30.8)	(3.0)	—	—
Foreign currency translation adjustments	(7.9)	(4.2)	—	—
Fair value of plan assets at end of year	$489.2	$505.6	$—	$—
Funded status of the plans	$(188.1)	$(240.3)	$(70.7)	$(75.9)
Defined benefit pensions	$(189.8)	$(222.3)	$—	$—
Other noncurrent assets	5.7	—	—	—
Accrued compensation	(4.0)	(18.0)	(4.1)	—
Other postretirement benefits	—	—	(66.6)	(75.9)
Net benefit liability	$(188.1)	$(240.3)	$(70.7)	$(75.9)
The following table summarizes amounts recognized in accumulated other comprehensive loss in the Consolidated Balance Sheets, before income taxes.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2017	2016	2017	2016
Net actuarial (loss) gain	$(166.4)	$(212.3)	$8.5	$6.3
Prior service (cost) credit	(5.6)	(8.8)	10.7	9.2
Total recognized in accumulated other comprehensive loss	$(172.0)	$(221.1)	$19.2	$15.5
During 2018, we expect to recognize amortization of net actuarial losses and prior service credit of $11.4 and $0.4, respectively, in net periodic benefit cost.
During 2017, we announced our plans to harmonize our retirement benefits and, as a result, will freeze our non-union U.S. defined benefit pension plans. The amendments resulted in an immaterial net settlement loss and a decrease in accumulated other comprehensive loss of $25.2 during 2017. We anticipate future savings to be realized as a result of the plan changes, which will be complete by
December 31, 2017.

2017 ANNUAL REPORT    59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

As of April 30, 2017, we changed the approach utilized to estimate the service and interest cost components of net periodic benefit cost for our defined benefit pension and other postretirement benefit plans. Historically, we estimated the service and interest cost components using a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. As of April 30, 2017, we utilized a spot rate approach for the estimation of service and interest cost for our plans by applying specific spot rates along the yield curve to the relevant projected cash flows, to provide a better estimate of service and interest costs. This approach does not affect the measurement of the total benefit obligations, and will be accounted for as a change in estimate that is effected by a change in accounting principle. As such, this change in methodology will be accounted for on a prospective basis beginning
May 1, 2017. Service and interest costs on the obligation are expected to be $4.3 lower in 2018, primarily related to the defined benefit pension plans, as a result of using the spot rate approach compared to the historical approach.

The following table sets forth the weighted-average assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits
April 30,	2017	2016	2017	2016
U.S. plans:
Discount rate	3.95%	3.76%	3.86%	3.80%
Rate of compensation increase	4.15	3.96	—	—
Canadian plans:
Discount rate	3.22%	3.60%	3.16%	3.50%
Rate of compensation increase	3.00	3.00	—	—
For 2018, the assumed health care trend rates are 7.0 percent and 4.5 percent for the U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to 5.0 percent in calendar 2026 for the U.S. plan and stay consistent at 4.5 percent through calendar 2017 for the Canadian plan. The health care cost trend rate assumption impacts the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported. A one percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2017:

	One Percentage Point
	Increase	Decrease
Effect on total service and interest cost components	$0.1	$0.1
Effect on benefit obligation	1.4	1.4
The following table sets forth selective information pertaining to our Canadian pension and other postretirement benefit plans, which is included in the consolidated information presented on pages 58 and 59.

	Defined Benefit Pension Plans		Other Postretirement Benefits
Year Ended April 30,	2017	2016	2017	2016
Benefit obligation at end of year	$89.8	$97.3	$9.4	$10.2
Fair value of plan assets at end of year	94.8	96.0	—	—
Funded status of the plans	$5.0	$(1.3)	$(9.4)	$(10.2)
Components of net periodic benefit cost:
Service cost	$0.3	$0.3	$—	$—
Interest cost	3.2	3.3	0.3	0.3
Expected return on plan assets	(4.7)	(5.4)	—	—
Amortization of net actuarial loss	1.1	0.8	—	—
Net periodic benefit (credit) cost	$(0.1)	$(1.0)	$0.3	$0.3
Changes in plan assets:
Company contributions	$3.1	$3.3	$0.5	$0.6
Participant contributions	—	0.1	—	—
Benefits paid	(6.6)	(6.7)	(0.5)	(0.6)
Actual return on plan assets	10.2	(0.6)	—	—
Foreign currency translation	(7.9)	(4.2)	—	—

60 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table sets forth additional information related to our defined benefit pension plans.

	April 30,
	2017	2016
Accumulated benefit obligation for all pension plans	$659.6	$697.5
Plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	$570.6	$697.5
Fair value of plan assets	394.4	505.6
Plans with a projected benefit obligation in excess of plan assets:
Projected benefit obligation	$588.2	$745.9
Fair value of plan assets	394.4	505.6
We employ a total return on investment approach for the defined benefit pension plans’ assets. A mix of equity, fixed-income, and alternative investments is used to maximize the long-term rate of return on assets for the level of risk. In determining the expected long-term rate of return on the defined benefit pension plans’ assets, we consider the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies. The actual rate of return was 8.3 percent and 1.7 percent for the years ended April 30, 2017 and 2016, respectively, which excludes administrative and investment expenses.
The following tables summarize the major asset classes for the U.S. and Canadian defined benefit pension plans and the levels within the fair value hierarchy for those assets measured at fair value.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Plan Assets at April 30, 2017
Cash and cash equivalents (A)	$2.7	$—	$—	$2.7
Equity securities:
U.S. (B)	128.9	1.9	—	130.8
International (C)	81.4	10.5	—	91.9
Fixed-income securities:
Bonds (D)	168.5	—	—	168.5
Fixed income (E)	71.9	—	—	71.9
Other types of investments (F)	6.7	4.5	2.4	13.6
Total financial assets measured at fair value	$460.1	$16.9	$2.4	$479.4
Total financial assets measured at net asset value (G)				9.8
Total plan assets				$489.2

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Plan Assets at April 30, 2016
Cash and cash equivalents (A)	$2.5	$—	$—	$2.5
Equity securities:
U.S. (B)	122.0	13.5	—	135.5
International (C)	83.7	11.0	—	94.7
Fixed-income securities:
Bonds (D)	188.1	—	—	188.1
Fixed income (E)	62.4	—	—	62.4
Other types of investments (F)	6.2	—	3.2	9.4
Total financial assets measured at fair value	$464.9	$24.5	$3.2	$492.6
Total financial assets measured at net asset value (G)				13.0
Total plan assets				$505.6

2017 ANNUAL REPORT    61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

(A) This category includes money market holdings with maturities of three months or less and are classified as Level 1 assets. Based on the short-term nature of these assets, carrying value approximates fair value.
(B) This category is invested primarily in a diversified portfolio of common stocks and index funds that invest in U.S. stocks with market capitalization ranges similar to those found in the S&P 500 Index and/or the various Russell Indices and are traded on active exchanges. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 assets are comprised of pooled funds that consist of equity securities traded on active exchanges.
(C) This category is invested primarily in common stocks and other equity securities traded on active exchanges whose issuers are located outside the U.S. The fund invests primarily in developed countries, but may also invest in emerging markets. The Level 1 assets are valued using quoted market prices for identical securities in active markets. The Level 2 asset is comprised of a pooled fund that consists of equity securities traded on active exchanges.
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
(F) This category is comprised of a dynamic asset allocation mutual fund and a private limited investment partnership in 2016, and in 2017, the category also includes a real estate fund whereby the underlying investments are contained within the Canadian market. The dynamic asset allocation mutual fund is comprised of U.S. and global equities and fixed-income securities inclusive of derivatives within the asset mix. The dynamic asset allocation mutual fund is classified as a Level 1 asset, whereby the assets are valued using quoted market prices for identical securities in active markets. However, the real estate fund is classified as a Level 2 asset, whereby the underlying securities are valued utilizing quoted market prices for identical securities in active markets. The private investment limited partnership is classified as a Level 3 asset. The investments in the partnership are valued at estimated fair value based on audited financial statements received from the general partner. The private investment limited partnership cannot be redeemed, and the return of principal is based on the liquidation of the underlying assets.
(G) This category is comprised of a private equity fund that consists primarily of limited partnership interests in corporate finance and venture capital funds. The fair value estimate of the private equity fund is based on the underlying funds’ net asset values further as a practical expedient equivalent to the Company's defined benefit plan’s ownership interest in partners’ capital, whereby a proportionate share of the net assets is attributed and further corroborated by our review. The private equity fund is non-redeemable and the return of principal is based on the liquidation of the underlying assets. In accordance with ASU 2015-07, the private equity fund is removed from the total financial assets measured at fair value and disclosed separately.
The following table presents a rollforward of activity for Level 3 assets.

	2017	2016
Balance at May 1,	$3.2	$2.8
Actual return on plan assets still held at reporting date	(0.8)	0.4
Balance at April 30,	$2.4	$3.2
Our current investment policy is to invest 50 percent of assets in both equity securities and fixed-income securities. Included in equity securities were 317,552 of our common shares at April 30, 2017. The total market value of these shares was $40.2 at April 30, 2017. We paid dividends of $1.0 on these shares during 2017.
We expect to contribute approximately $16.2 to the defined benefit pension plans in 2018. We expect the following payments to be made from the defined benefit pension and other postretirement benefit plans: $49.4 in 2018, $46.9 in 2019, $49.0 in 2020, $49.0 in 2021,
$48.8 in 2022, and $254.5 in 2023 through 2027.
Multi-Employer Pension Plan: As a result of the Big Heart acquisition, we now participate in one multi-employer pension plan, the Bakery and Confectionery Union and Industry International Pension Fund (“Bakery and Confectionery Union Fund”) (52-6118572),
which provides defined benefits to certain union employees. During 2017 and 2016, a total of $1.9 and $1.8 was contributed to the plan, respectively, and we anticipate contributions of $2.2 in 2018.
The risks of participating in multi-employer pension plans are different from the risks of participating in single-employer pension plans. For instance, the assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers, and if a participating employer stops contributing to the plan, the unfunded obligations of the plan allocable to the withdrawing employer may be the responsibility of the remaining participating employers. Additionally, if we stop participating in the multi-employer pension plan, we may be required to pay the plan an amount based on our allocable share of the underfunded status of the plan, referred to as a withdrawal liability.
The Pension Protection Act of 2006 ranks the funded status of multi-employer pension plans depending upon a plan’s current and projected funding. A plan is in the Red Zone (Critical) if it has a current funded percentage less than 65 percent. A plan is in the Yellow Zone (Endangered) if it has a current funded percentage of less than 80 percent or projects a credit balance deficit within seven years. A plan is in the Green Zone (Healthy) if it has a current funded percentage greater than 80 percent and does not have a projected credit balance deficit

62 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

within seven years. The zone status is based on the plan’s year end, not our fiscal year end. The zone status is based on information that we received from the plan and is certified by the plan’s actuary. During calendar year 2016, the Bakery and Confectionery Union Fund was in Red Zone status, as the current funding status was 57.0 percent. A funding improvement plan, or rehabilitation plan, has been implemented.

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
Commodity Price Management: We enter into commodity derivatives to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of key raw materials, notably green coffee, edible oils, corn, wheat, and soybean meal. We also enter into commodity derivatives to manage price risk for energy input costs, including diesel fuel and natural gas. Our derivative instruments generally have maturities of less than one year.
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

Interest Rate Hedging: We utilize derivative instruments to manage changes in the fair value of our debt. Interest rate swaps mitigate the risk associated with the underlying hedged item. At the inception of the contract, the instrument is evaluated and documented for hedge accounting treatment. If the contract is designated as a cash flow hedge, the mark-to-market gains or losses on the swap are deferred and included as a component of accumulated other comprehensive loss to the extent effective, and reclassified to interest expense in the period during which the hedged transaction affects earnings. If the contract is designated as a fair value hedge, the swap is recognized at fair value on the balance sheet and changes in the fair value are recognized in interest expense. Generally, changes in the fair value of the derivative are equal to changes in the fair value of the underlying debt and have no impact on earnings.
In 2015, we terminated the interest rate swap on the 3.50 percent Senior Notes due October 15, 2021, which was designated as a fair value hedge and used to hedge against the changes in the fair value of the debt. As a result of the early termination, we received $58.1 in cash, which included $4.6 of accrued and prepaid interest. The gain on termination was deferred and is being recognized over the remaining life of the underlying debt as a reduction of interest expense. To date, we recognized $17.2, of which $7.6, $7.4, and $2.2 was recognized in 2017, 2016, and 2015, respectively. The remaining gain will be recognized as follows: $7.8 in 2018, $8.0 in 2019, $8.1 in 2020, $8.4 in 2021, and $4.0 in 2022. For additional information, see Note 8: Debt and Financing Arrangements.

2017 ANNUAL REPORT    63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following tables set forth the gross fair value amounts of derivative instruments recognized in the Consolidated Balance Sheets.

	April 30, 2017
	Other Current Assets	Other Current Liabilities	Other Noncurrent Assets	Other Noncurrent Liabilities
Derivatives not designated as hedging instruments:
Commodity contracts	$5.2	$21.2	$—	$—
Foreign currency exchange contracts	3.2	0.1	—	—
Total derivative instruments	$8.4	$21.3	$—	$—
	April 30, 2016
	Other Current Assets	Other Current Liabilities	Other Noncurrent Assets	Other Noncurrent Liabilities
Derivatives not designated as hedging instruments:
Commodity contracts	$20.3	$14.1	$2.0	$1.2
Foreign currency exchange contracts	0.2	8.9	0.3	0.4
Total derivative instruments	$20.5	$23.0	$2.3	$1.6
We have elected to not offset fair value amounts recognized for our exchange-traded commodity derivative instruments and our cash margin accounts executed with the same counterparty that are generally subject to enforceable netting agreements. We are required to maintain cash margin accounts in connection with funding the settlement of our open positions. At April 30, 2017 and 2016, we maintained cash margin account balances of $41.8 and $3.4, respectively, included in other current assets in the Consolidated Balance Sheets. The change in the cash margin account balances is included in other – net, investing activities in the Statements of Consolidated Cash Flows. In the event of default and immediate net settlement of all of our open positions with individual counterparties, all of our derivative liabilities would be fully offset by either our derivative asset positions or margin accounts based on the net asset or liability position with our individual counterparties.

During both 2017 and 2016, we recognized $0.6 in pre-tax losses related to the termination of prior interest rate swaps. Included as a component of accumulated other comprehensive loss at April 30, 2017 and 2016, were deferred pre-tax losses of $7.0 and $7.6, respectively, related to the termination of these interest rate swaps. The related tax benefit recognized in accumulated other comprehensive loss was $2.6 and $2.7 at April 30, 2017 and 2016, respectively. Approximately $0.6 of the pre-tax loss will be recognized over the next
12 months.
The following table presents the net gains and losses recognized in cost of products sold on derivatives not designated as hedging instruments.

	Year Ended April 30,
	2017	2016
Losses on commodity contracts	$(45.2)	$(31.6)
Gains on foreign currency exchange contracts	9.8	2.0
Total losses recognized in costs of products sold	$(35.4)	$(29.6)
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

	Year Ended April 30,
	2017	2016	2015
Net losses on mark-to-market valuation of unallocated derivative positions	$(35.4)	$(29.6)	$(39.7)
Net losses on derivative positions reclassified to segment operating profit	8.2	41.6	15.2
Unallocated derivative (losses) gains	$(27.2)	$12.0	$(24.5)
The net cumulative unallocated derivative losses at April 30, 2017 and 2016, were $35.6 and $8.4, respectively.

64 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table presents the gross contract notional value of outstanding derivative contracts.

	Year Ended April 30,
	2017	2016
Commodity contracts	$704.9	$545.7
Foreign currency exchange contracts	195.4	212.5

NOTE 11	OTHER FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS
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
Balance Sheets.
The following table provides information on the carrying amounts and fair values of our financial instruments.

	April 30, 2017		April 30, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities and other investments	$47.3	$47.3	$48.8	$48.8
Derivative financial instruments – net	(12.9)	(12.9)	(1.8)	(1.8)
Long-term debt	(4,944.5)	(5,023.8)	(5,146.0)	(5,319.9)
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

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2017
Marketable securities and other investments: (A)
Equity mutual funds	$1.1	$—	$—	$1.1
Municipal obligations	—	34.7	—	34.7
Money market funds	11.5	—	—	11.5
Derivative financial instruments: (B)
Commodity contracts – net	(15.8)	(0.2)	—	(16.0)
Foreign currency exchange contracts – net	0.3	2.8	—	3.1
Long-term debt (C)	(4,473.2)	(550.6)	—	(5,023.8)
Total financial instruments measured at fair value	$(4,476.1)	$(513.3)	$—	$(4,989.4)

2017 ANNUAL REPORT    65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value at April 30, 2016
Marketable securities and other investments: (A)
Equity mutual funds	$9.8	$—	$—	$9.8
Municipal obligations	—	37.6	—	37.6
Money market funds	1.4	—	—	1.4
Derivative financial instruments: (B)
Commodity contracts – net	15.0	(8.0)	—	7.0
Foreign currency exchange contracts – net	(1.7)	(7.1)	—	(8.8)
Long-term debt (C)	(4,569.0)	(750.9)	—	(5,319.9)
Total financial instruments measured at fair value	$(4,544.5)	$(728.4)	$—	$(5,272.9)

(A)
Marketable securities and other investments consist of funds maintained for the payment of benefits associated with nonqualified retirement plans. The funds include equity securities listed in active markets, municipal obligations valued by a third party using valuation techniques that utilize inputs that are derived principally from or corroborated by observable market data, and money market funds with maturities of three months or less. Based on the short-term nature of these money market funds, carrying value approximates fair value. As of April 30, 2017, our municipal obligations are scheduled to mature as follows: $1.4 in 2018, $2.3 in 2019, $2.2 in 2020, $5.1 in 2021, and the remaining $23.7 in 2022 and beyond. For additional information, see Marketable Securities and Other Investments in Note 1: Accounting Policies.

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

Furthermore, we recognized nonrecurring fair value adjustments of $133.2 during 2017, which were primarily related to the impairment of certain indefinite-lived trademarks in the U.S. Retail Pet Foods segment, and were included as a noncash charge in our Statement of Consolidated Income. We utilized Level 3 inputs based on management’s best estimates and assumptions to estimate the fair value of these indefinite-lived trademarks, which include estimates of future cash flows; allocations of certain assets, liabilities, and cash flows among reporting units; future growth rates; terminal value amounts; and the applicable weighted-average cost of capital used to discount those estimated cash flows. For additional information, see Goodwill and Other Intangible Assets in Note 1: Accounting Policies, and Note 7: Goodwill and Other Intangible Assets.

NOTE 12	SHARE-BASED PAYMENTS
We provide for equity-based incentives to be awarded to key employees and non-employee directors. Currently, these incentives consist of restricted shares, restricted stock units (which may also be referred to as deferred stock units), performance units, and stock options. These awards are administered primarily through the 2010 Equity and Incentive Compensation Plan initially approved by our shareholders in August 2010 and re-approved in August 2015. Awards under this plan may be in the form of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, performance units, incentive awards, and other share-based awards. Awards under this plan may be granted to our non-employee directors, consultants, officers, and other employees. Deferred stock units granted to non-employee directors vest immediately and, along with dividends credited on those deferred stock units, are paid out in the form of common shares upon termination of service as a non-employee director. At April 30, 2017, there were 5,264,155 shares available for future issuance under this plan.
Under the 2010 Equity and Incentive Compensation Plan, we have the option to settle share-based awards by issuing common shares from treasury, issuing new Company common shares, or issuing a combination of common shares from treasury and new Company common shares.
Stock Options: Under the 2010 Equity and Incentive Compensation Plan, we granted no stock options during 2017, and 370,000 and 955,000 stock options during 2016 and 2015, respectively. The options vest over a period of 1 to 3 years dependent on the continued service of the option holder, as well as the achievement of performance objectives established on the grant date. The exercise price of all

66 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

stock options granted is equal to the market value of the shares on the date of grant. All stock options granted during 2016 and 2015 have a contractual term of 10 years.
The fair value of each stock option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for stock options granted in 2016 and 2015:

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
The following table is a summary of our stock option activity.

	Number of Stock Options	Weighted-Average Exercise Price
Outstanding at May 1, 2016	1,245,000	$113.29
Cancelled	330,000	113.90
Outstanding at April 30, 2017	915,000	$113.07
Exercisable at April 30, 2017	—	$—
Stock options outstanding at April 30, 2017 have an aggregate intrinsic value of $12.5 with an average remaining contractual term of
8.0 years. The stock options granted during 2016 and 2015 have a weighted-average grant date fair value of $18.67 and $21.68 per option, respectively. During 2017, there were no stock options exercised. The total intrinsic value of stock options exercised during 2016 and 2015 was $0.1 and $1.9, respectively. The closing market price of our common stock on the last trading day of 2017 was $126.72 per share.
For stock options granted, compensation cost will be recognized ratably over the service period for each vesting tranche from the grant date through the end of the requisite service period to the extent the performance objectives are likely to be achieved. During 2017, we concluded that a portion of the performance objectives were unachievable, and therefore reversed the life-to-date compensation cost recognized. For the year ended April 30, 2017, the compensation net benefit for stock option awards totaled $1.0, and compensation cost totaled $8.1 and $1.2 for the years ended April 30, 2016, and 2015, respectively, which was included in other special project costs in the Statements of Consolidated Income. The tax expense related to the stock option net benefit was $0.4 for 2017, and the tax benefit related to the stock option expense was $3.0 and $0.4 for 2016 and 2015, respectively. At April 30, 2017, we had $1.0 of total unrecognized compensation cost, net of estimated forfeitures, related to stock options that will be recognized over a weighted-average period of 1.0 year.
Cash received from stock option exercises for the years ended April 30, 2016 and 2015, was $0.1 and $0.8, respectively. We received no cash from stock option exercises for the year ended April 30, 2017.

Other Equity Awards: The following table is a summary of our restricted shares, deferred stock units, and performance units.

	Restricted Shares and Deferred Stock Units	Weighted- Average Grant Date Fair Value	Performance Units	Weighted- Average Conversion Date Fair Value
Outstanding at May 1, 2016	545,742	$99.65	121,936	$132.46
Granted	180,997	133.92	73,701	126.80
Converted	121,936	132.46	(121,936)	132.46
Vested	(243,561)	100.81	—	—
Forfeited	(31,709)	118.97	—	—
Outstanding at April 30, 2017	573,405	$115.88	73,701	$126.80

2017 ANNUAL REPORT    67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The weighted-average grant date fair value of equity awards other than stock options that vested in 2017, 2016, and 2015 was $24.6, $18.7, and $28.6, respectively. The vesting date fair value of equity awards other than stock options that vested in 2017, 2016, and 2015 was $32.7, $24.4, and $43.4, respectively. The weighted-average grant date fair value of restricted shares and deferred stock units is the average of the high and the low share price on the date of grant. The weighted-average conversion date fair value of performance units is the average of the high and the low share price on the date of conversion to restricted shares. The following table summarizes the weighted-average fair values of the equity awards granted.

Year Ended April 30,	Restricted Shares and Deferred Stock Units	Weighted- Average Grant Date Fair Value	Performance Units	Weighted- Average Conversion Date Fair Value
2017	180,997	$133.92	73,701	$126.80
2016	97,922	113.57	121,936	132.46
2015	109,091	104.82	75,848	111.41
The performance units column represents the number of restricted shares received by certain executive officers, subsequent to year end, upon conversion of the performance units earned during the year. Restricted shares and deferred stock units generally vest 4 years from the date of grant or upon the attainment of a defined age and years of service, subject to certain retention requirements.

NOTE 13	INCOME TAXES
Income before income taxes is as follows:

	Year Ended April 30,
	2017	2016	2015
Domestic	$836.8	$959.3	$500.7
Foreign	41.6	18.6	22.3
Income before income taxes	$878.4	$977.9	$523.0
The components of the provision for income taxes are as follows:

	Year Ended April 30,
	2017	2016	2015
Current:
Federal	$325.1	$342.5	$147.8
Foreign	11.0	4.8	4.7
State and local	29.4	37.1	17.9
Deferred:
Federal	(78.3)	(32.1)	2.3
Foreign	1.6	1.3	0.5
State and local	(2.7)	(64.4)	4.9
Total income tax expense	$286.1	$289.2	$178.1

68 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

A reconciliation of the statutory federal income tax rate and the effective income tax rate is as follows:

	Year Ended April 30,
(Percent of Pre-tax Income)	2017	2016	2015
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes	2.1	2.5	2.4
Domestic manufacturing deduction	(3.7)	(3.5)	(2.9)
Deferred tax benefit from integration	—	(5.2)	—
Other items – net	(0.8)	0.8	(0.4)
Effective income tax rate	32.6%	29.6%	34.1%
Income taxes paid	$367.2	$290.5	$199.3
The effective tax rate of 29.6 percent in 2016 includes the recognition in the fourth quarter of a $50.5 noncash deferred tax benefit related to the integration of Big Heart into the Company.
We are a voluntary participant in the Compliance Assurance Process (“CAP”) program offered by the Internal Revenue Service (“IRS”)
and are currently under a CAP examination for the tax year ended April 30, 2017. Through the contemporaneous exchange of information with the IRS, this program is designed to identify and resolve tax positions with the IRS prior to the filing of a tax return, which allows us to remain current with our IRS examinations. The IRS has completed the CAP examinations for the tax years ended April 30, 2014, 2015, and 2016. The tax years prior to 2014 are no longer subject to U.S. federal tax examination. With limited exceptions, we are no longer subject to examination for state and local jurisdictions for the tax years prior to 2013 and for the tax years prior to 2010 for foreign jurisdictions.
Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of our deferred tax assets and liabilities are as follows:

	April 30,
	2017	2016
Deferred tax liabilities:
Intangible assets	$2,248.0	$2,330.8
Property, plant, and equipment	129.8	140.5
Other	16.5	11.9
Total deferred tax liabilities	$2,394.3	$2,483.2
Deferred tax assets:
Post-employment and other employee benefits	$146.3	$171.8
Tax credit and loss carryforwards	1.8	3.7
Intangible assets	25.4	23.2
Inventory	10.5	8.0
Property, plant, and equipment	3.1	5.1
Other	43.8	47.3
Total deferred tax assets	$230.9	$259.1
Valuation allowance	(3.6)	(6.2)
Total deferred tax assets, less allowance	$227.3	$252.9
Net deferred tax liability	$2,167.0	$2,230.3

2017 ANNUAL REPORT    69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

The following table summarizes domestic and foreign loss and credit carryforwards at April 30, 2017.

	Related Tax Deduction	Deferred Tax Asset	Valuation Allowance	Expiration Date
Tax carryforwards:
Federal loss carryforwards	$—	$0.8	$0.1	2022
Foreign loss carryforwards	—	0.6	0.6	2019 to 2026
State loss carryforwards	3.9	0.3	—	2034
State tax credit carryforwards	—	0.1	—	2027
Total tax carryforwards	$3.9	$1.8	$0.7
We evaluate the realizability of deferred tax assets for each of the jurisdictions in which we operate. The total valuation allowance decreased by a net amount of $2.6 during the year.
Deferred income taxes have not been provided on approximately $245.0 of undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested and we do not intend to repatriate any of the amounts. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax deductions or tax credits for foreign taxes paid. It is not practical to estimate the amount of additional taxes that might be payable on such undistributed earnings.
Our unrecognized tax benefits were $40.4, $46.3, and $45.0, of which $23.1, $32.6, and $32.2 would affect the effective tax rate, if recognized, as of April 30, 2017, 2016, and 2015, respectively. Our accrual for tax-related net interest and penalties totaled $4.1, $3.8, and $3.4 as of April 30, 2017, 2016, and 2015, respectively. Interest charged to earnings totaled $0.3, $0.6, and $0.7 during 2017, 2016, and 2015, respectively.
Within the next 12 months, it is reasonably possible that we could decrease our unrecognized tax benefits by an estimated $6.7, primarily as a result of the expiration of statute of limitation periods.
A reconciliation of our unrecognized tax benefits is as follows:

	2017	2016	2015
Balance at May 1,	$46.3	$45.0	$29.1
Increases:
Current year tax positions	0.7	3.3	2.4
Prior year tax positions	1.2	0.2	1.2
Acquired businesses	—	3.3	13.4
Decreases:
Prior year tax positions	0.9	0.9	0.4
Settlement with tax authorities	1.1	2.5	—
Expiration of statute of limitations periods	5.8	2.1	0.7
Balance at April 30,	$40.4	$46.3	$45.0

70 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

NOTE 14	ACCUMULATED OTHER COMPREHENSIVE LOSS
The components of accumulated other comprehensive loss, including the reclassification adjustments for items that are reclassified from accumulated other comprehensive loss to net income, are shown below.

	Foreign Currency Translation Adjustment	Unrealized (Loss) Gain on Cash Flow Hedging Derivatives (A)	Pension and Other Postretirement Liabilities (B)	Unrealized Gain on Available-for-Sale Securities	Accumulated Other Comprehensive Loss
Balance at May 1, 2014	$31.7	$15.3	$(102.0)	$3.4	$(51.6)
Reclassification adjustments	—	(28.5)	9.8	—	(18.7)
Current period charge	(34.0)	(4.0)	(16.2)	(0.1)	(54.3)
Income tax benefit	—	12.0	2.8	—	14.8
Balance at April 30, 2015	$(2.3)	$(5.2)	$(105.6)	$3.3	$(109.8)
Reclassification adjustments	—	0.6	10.2	—	10.8
Current period (charge) credit	(10.8)	—	(54.6)	0.4	(65.0)
Income tax (expense) benefit	—	(0.2)	15.9	(0.1)	15.6
Balance at April 30, 2016	$(13.1)	$(4.8)	$(134.1)	$3.6	$(148.4)
Reclassification adjustments	—	0.6	13.2	—	13.8
Current period (charge) credit	(29.9)	—	39.6	0.6	10.3
Income tax expense	—	(0.2)	(18.7)	(0.2)	(19.1)
Balance at April 30, 2017	$(43.0)	$(4.4)	$(100.0)	$4.0	$(143.4)

(A)
Of the total losses reclassified from accumulated other comprehensive loss, $0.6 was reclassified to interest expense related to the interest rate swaps during 2017, 2016, and 2015. During 2015, $29.1 of income was reclassified to cost of products sold related to commodity derivatives. At

April 30, 2017, the remaining balance in accumulated other comprehensive loss related entirely to the interest rate swaps. For additional information, see Note 10: Derivative Financial Instruments.

(B)	Amortization of net losses was reclassified from accumulated other comprehensive loss to SD&A.

NOTE 15	CONTINGENCIES
We, like other food manufacturers, are from time to time subject to various administrative, regulatory, and other legal proceedings arising in the ordinary course of business. We are currently a defendant in a variety of such legal proceedings. We cannot predict with certainty the ultimate results of these proceedings or reasonably determine a range of potential loss. Our policy is to accrue losses for contingent liabilities when such liabilities are probable and amounts can be reasonably estimated. Based on the information known to date, we do not believe the final outcome of these proceedings will have a material adverse effect on our financial position, results of operations, or
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

2017 ANNUAL REPORT    71

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

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME		Year Ended April 30, 2017
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$2,968.6	$1,177.6	$9,379.9	$(6,133.8)	$7,392.3
Cost of products sold	2,393.1	1,070.0	7,223.7	(6,129.8)	4,557.0
Gross Profit	575.5	107.6	2,156.2	(4.0)	2,835.3
Selling, distribution, and administrative expenses and other special project costs	318.8	40.0	1,108.8	—	1,467.6
Amortization	10.5	—	196.8	—	207.3
Impairment charges	—	—	133.2	—	133.2
Other operating expense (income) – net	1.2	1.0	(6.5)	—	(4.3)
Operating Income	245.0	66.6	723.9	(4.0)	1,031.5
Interest (expense) income – net	(164.1)	1.2	(0.2)	—	(163.1)
Other income (expense) – net	11.6	2.8	(4.4)	—	10.0
Equity in net earnings of subsidiaries	492.2	147.0	69.4	(708.6)	—
Income Before Income Taxes	584.7	217.6	788.7	(712.6)	878.4
Income taxes	(7.6)	0.4	293.3	—	286.1
Net Income	$592.3	$217.2	$495.4	$(712.6)	$592.3
Other comprehensive income (loss), net of tax	5.0	2.1	(31.1)	29.0	5.0
Comprehensive Income	$597.3	$219.3	$464.3	$(683.6)	$597.3
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME		Year Ended April 30, 2016
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$3,155.3	$1,184.5	$8,724.9	$(5,253.5)	$7,811.2
Cost of products sold	2,468.0	1,083.3	6,549.6	(5,257.5)	4,843.4
Gross Profit	687.3	101.2	2,175.3	4.0	2,967.8
Selling, distribution, and administrative expenses and other special project costs	290.9	40.5	1,314.8	—	1,646.2
Amortization	4.2	—	204.2	—	208.4
Other operating (income) expense – net	(25.2)	1.1	(8.0)	—	(32.1)
Operating Income	417.4	59.6	664.3	4.0	1,145.3
Interest (expense) income – net	(172.0)	1.2	(0.3)	—	(171.1)
Other income (expense) – net	9.6	1.2	(70.5)	63.4	3.7
Equity in net earnings of subsidiaries	513.1	138.3	60.8	(712.2)	—
Income Before Income Taxes	768.1	200.3	654.3	(644.8)	977.9
Income taxes	79.4	0.4	209.4	—	289.2
Net Income	$688.7	$199.9	$444.9	$(644.8)	$688.7
Other comprehensive loss, net of tax	(38.6)	(1.7)	(20.7)	22.4	(38.6)
Comprehensive Income	$650.1	$198.2	$424.2	$(622.4)	$650.1

72 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME		Year Ended April 30, 2015
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$2,998.0	$1,184.0	$6,622.4	$(5,111.7)	$5,692.7
Cost of products sold	2,457.8	1,080.0	5,301.6	(5,115.4)	3,724.0
Gross Profit	540.2	104.0	1,320.8	3.7	1,968.7
Selling, distribution, and administrative expenses and other special project costs	234.9	53.8	799.2	—	1,087.9
Amortization	4.2	—	105.5	—	109.7
Impairment charges	—	—	1.2	—	1.2
Other operating expense (income) – net	0.3	(2.4)	—	—	(2.1)
Operating Income	300.8	52.6	414.9	3.7	772.0
Interest (expense) income – net	(80.7)	1.2	(0.4)	—	(79.9)
Other debt costs	(173.3)	—	—	—	(173.3)
Other income – net	0.6	0.1	3.5	—	4.2
Equity in net earnings of subsidiaries	312.6	131.4	52.7	(496.7)	—
Income Before Income Taxes	360.0	185.3	470.7	(493.0)	523.0
Income taxes	15.1	0.4	162.6	—	178.1
Net Income	$344.9	$184.9	$308.1	$(493.0)	$344.9
Other comprehensive loss, net of tax	(58.2)	(18.5)	(43.3)	61.8	(58.2)
Comprehensive Income	$286.7	$166.4	$264.8	$(431.2)	$286.7

CONDENSED CONSOLIDATING BALANCE SHEETS		April 30, 2017
The J. M. Smucker Company (Parent)		Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$8.5	$—	$158.3	$—	$166.8
Inventories	—	136.6	773.1	(4.0)	905.7
Other current assets	490.5	8.1	71.6	(0.9)	569.3
Total Current Assets	499.0	144.7	1,003.0	(4.9)	1,641.8
Property, Plant, and Equipment – Net	294.1	574.8	748.6	—	1,617.5
Investments in Subsidiaries	15,573.2	4,464.9	403.1	(20,441.2)	—
Intercompany Receivable	—	510.4	2,083.2	(2,593.6)	—
Other Noncurrent Assets
Goodwill	1,494.8	—	4,582.3	—	6,077.1
Other intangible assets – net	417.7	—	5,732.2	—	6,149.9
Other noncurrent assets	59.2	10.6	83.6	—	153.4
Total Other Noncurrent Assets	1,971.7	10.6	10,398.1	—	12,380.4
Total Assets	$18,338.0	$5,705.4	$14,636.0	$(23,039.7)	$15,639.7
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$1,381.7	$98.8	$353.0	$(0.9)	$1,832.6
Noncurrent Liabilities
Long-term debt, less current portion	4,445.5	—	—	—	4,445.5
Deferred income taxes	44.7	—	2,122.3	—	2,167.0
Intercompany payable	5,311.9	—	—	(5,311.9)	—
Other noncurrent liabilities	304.0	15.1	25.3	—	344.4
Total Noncurrent Liabilities	10,106.1	15.1	2,147.6	(5,311.9)	6,956.9
Total Liabilities	11,487.8	113.9	2,500.6	(5,312.8)	8,789.5
Total Shareholders’ Equity	6,850.2	5,591.5	12,135.4	(17,726.9)	6,850.2
Total Liabilities and Shareholders’ Equity	$18,338.0	$5,705.4	$14,636.0	$(23,039.7)	$15,639.7

2017 ANNUAL REPORT    73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING BALANCE SHEETS		April 30, 2016
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$7.0	$—	$102.8	$—	$109.8
Inventories	—	143.2	752.0	4.2	899.4
Other current assets	497.3	5.9	71.9	(10.9)	564.2
Total Current Assets	504.3	149.1	926.7	(6.7)	1,573.4
Property, Plant, and Equipment – Net	296.3	587.0	744.4	—	1,627.7
Investments in Subsidiaries	15,092.2	4,317.9	331.6	(19,741.7)	—
Intercompany Receivable	—	404.7	1,543.9	(1,948.6)	—
Other Noncurrent Assets
Goodwill	1,494.8	—	4,596.3	—	6,091.1
Other intangible assets – net	428.3	—	6,066.1	—	6,494.4
Other noncurrent assets	57.4	10.4	129.7	—	197.5
Total Other Noncurrent Assets	1,980.5	10.4	10,792.1	—	12,783.0
Total Assets	$17,873.3	$5,469.1	$14,338.7	$(21,697.0)	$15,984.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	$723.3	$78.9	$421.6	$(10.8)	$1,213.0
Noncurrent Liabilities
Long-term debt	5,146.0	—	—	—	5,146.0
Deferred income taxes	60.7	—	2,169.6	—	2,230.3
Intercompany payable	4,644.7	—	—	(4,644.7)	—
Other noncurrent liabilities	290.1	17.9	78.3	—	386.3
Total Noncurrent Liabilities	10,141.5	17.9	2,247.9	(4,644.7)	7,762.6
Total Liabilities	10,864.8	96.8	2,669.5	(4,655.5)	8,975.6
Total Shareholders’ Equity	7,008.5	5,372.3	11,669.2	(17,041.5)	7,008.5
Total Liabilities and Shareholders’ Equity	$17,873.3	$5,469.1	$14,338.7	$(21,697.0)	$15,984.1

74 THE J. M. SMUCKER COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2017
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$172.7	$154.8	$731.5	$—	$1,059.0
Investing Activities
Additions to property, plant, and equipment	(32.1)	(47.2)	(113.1)	—	(192.4)
Proceeds from sale of investment	—	—	40.6	—	40.6
Proceeds from disposal of property, plant, and equipment	0.1	—	0.4	—	0.5
(Disbursements of) repayments from intercompany loans	—	(105.8)	(561.3)	667.1	—
Other – net	(0.2)	(1.8)	(36.4)	—	(38.4)
Net Cash (Used for) Provided by Investing Activities	(32.2)	(154.8)	(669.8)	667.1	(189.7)
Financing Activities
Short-term borrowings – net	170.0	—	—	—	170.0
Repayments of long-term debt	(200.0)	—	—	—	(200.0)
Quarterly dividends paid	(339.3)	—	—	—	(339.3)
Purchase of treasury shares	(437.6)	—	—	—	(437.6)
Intercompany payable	667.1	—	—	(667.1)	—
Other – net	0.8	—	—	—	0.8
Net Cash Used for Financing Activities	(139.0)	—	—	(667.1)	(806.1)
Effect of exchange rate changes on cash	—	—	(6.2)	—	(6.2)
Net increase in cash and cash equivalents	1.5	—	55.5	—	57.0
Cash and cash equivalents at beginning of year	7.0	—	102.8	—	109.8
Cash and Cash Equivalents at End of Year	$8.5	$—	$158.3	$—	$166.8

( )	Denotes use of cash

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2016
	The J. M. Smucker Company (Parent)	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash (Used for) Provided by Operating Activities	$(190.1)	$151.4	$1,499.7	$—	$1,461.0
Investing Activities
Businesses acquired, net of cash acquired	—	—	7.9	—	7.9
Equity investment in affiliate	—	—	(16.0)	—	(16.0)
Additions to property, plant, and equipment	(71.8)	(53.7)	(75.9)	—	(201.4)
Proceeds from divestiture	193.7	—	—	—	193.7
Proceeds from disposal of property, plant, and equipment	3.7	0.1	0.2	—	4.0
(Disbursements of) repayments from intercompany loans	—	(99.4)	(1,465.1)	1,564.5	—
Other – net	(1.2)	1.6	33.1	—	33.5
Net Cash Provided by (Used for) Investing Activities	124.4	(151.4)	(1,515.8)	1,564.5	21.7
Financing Activities
Short-term borrowings – net	58.0	—	—	—	58.0
Repayments of long-term debt	(800.0)	—	—	—	(800.0)
Quarterly dividends paid	(316.6)	—	—	—	(316.6)
Purchase of treasury shares	(441.1)	—	—	—	(441.1)
Intercompany payable	1,564.5	—	—	(1,564.5)	—
Other – net	0.8	—	—	—	0.8
Net Cash Provided by (Used for) Financing Activities	65.6	—	—	(1,564.5)	(1,498.9)
Effect of exchange rate changes on cash	—	—	0.4	—	0.4
Net decrease in cash and cash equivalents	(0.1)	—	(15.7)	—	(15.8)
Cash and cash equivalents at beginning of year	7.1	—	118.5	—	125.6
Cash and Cash Equivalents at End of Year	$7.0	$—	$102.8	$—	$109.8

( )	Denotes use of cash

2017 ANNUAL REPORT    75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The J. M. Smucker Company

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS		Year Ended April 30, 2015
The J. M. Smucker Company (Parent)		Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Cash Provided by Operating Activities	$245.1	$87.8	$406.2	$—	$739.1
Investing Activities
Businesses acquired, net of cash acquired	(1,240.0)	—	(80.5)	—	(1,320.5)
Additions to property, plant, and equipment	(56.3)	(93.3)	(98.1)	—	(247.7)
Proceeds from disposal of property, plant, and equipment	—	1.1	1.5	—	2.6
Equity investments in subsidiaries	(2,715.3)	—	—	2,715.3	—
Repayments from (disbursements of) intercompany loans	—	10.2	(297.5)	287.3	—
Other – net	—	(5.8)	(24.3)	—	(30.1)
Net Cash (Used for) Provided by Investing Activities	(4,011.6)	(87.8)	(498.9)	3,002.6	(1,595.7)
Financing Activities
Short-term repayments – net	(5.3)	—	(17.1)	—	(22.4)
Proceeds from long-term debt	5,382.5	—	—	—	5,382.5
Repayments of long-term debt, including make-whole payments	(1,580.8)	—	(2,613.1)	—	(4,193.9)
Quarterly dividends paid	(254.0)	—	—	—	(254.0)
Purchase of treasury shares	(24.3)	—	—	—	(24.3)
Investments in subsidiaries	—	—	2,715.3	(2,715.3)	—
Intercompany payable	287.3	—	—	(287.3)	—
Other – net	(38.6)	—	8.0	—	(30.6)
Net Cash Provided by (Used for) Financing Activities	3,766.8	—	93.1	(3,002.6)	857.3
Effect of exchange rate changes on cash	—	—	(28.6)	—	(28.6)
Net increase (decrease) in cash and cash equivalents	0.3	—	(28.2)	—	(27.9)
Cash and cash equivalents at beginning of year	6.8	—	146.7	—	153.5
Cash and Cash Equivalents at End of Year	$7.1	$—	$118.5	$—	$125.6

( )	Denotes use of cash

NOTE 17	COMMON SHARES
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
During 2017, we and the rights agent entered into another amendment to the plan to amend the definition of beneficial ownership to provide that, among other things and subject to certain exceptions, a person will not be deemed the beneficial owner of, or to beneficially own, the first 10 percent of then-outstanding common shares of the Company that would otherwise be deemed to be beneficially owned by such person, together with all its affiliates and associates, if such person is entitled to file, and files, a statement on Schedule 13G pursuant to Rule 13d-1(b) or Rule 14d-1(c) under the Securities and Exchange Act of 1934, as amended.
Repurchase Programs: On February 22, 2017, we entered into a 10b5-1 trading plan (the “Plan”) to facilitate the repurchase of up to 3.0 million common shares under the Board’s authorizations. Purchases under the Plan commenced on February 27, 2017, and concluded on March 27, 2017, and were transacted by a broker based upon the guidelines and parameters of the Plan. During 2017, we repurchased 3.0 million common shares under the Plan for $418.1, and a total of 3.4 million common shares were repurchased under previous plans during 2016 for $437.8.
At April 30, 2017, approximately 3.6 million common shares were remaining available for repurchase pursuant to the Board’s authorizations.

NOTE 18	SUBSEQUENT EVENT
On May 30, 2017, we announced a definitive agreement to acquire the Wesson® oil brand from Conagra Brands, Inc. (“Conagra”). The all-cash transaction, which is expected to be funded primarily with debt, is valued at approximately $285.0. We anticipate the addition of the Wesson brand will add annual net sales of approximately $230.0.
Following the close of the transaction, Conagra will continue to manufacture products sold under the Wesson brand and provide certain other transition services for up to one year. After the transition period, we expect to consolidate Wesson production into our existing oils manufacturing facility in Cincinnati, Ohio. The closing of the transaction is subject to the fulfillment of customary closing conditions, including receipt of regulatory approvals.

2017 ANNUAL REPORT    77

DIRECTORS AND EXECUTIVE OFFICERS
The J. M. Smucker Company

DIRECTORS

Kathryn W. DindoA, E	Elizabeth Valk LongA, E	Mark T. Smucker
Retired Vice President and	Retired Executive Vice President	President and Chief Executive Officer
Chief Risk Officer	Time Inc.	The J. M. Smucker Company
FirstEnergy Corp.	New York, New York
Akron, Ohio

Paul J. DolanE	Gary A. OateyG	Richard K. Smucker
Chairman and Chief Executive Officer	Executive Chairman	Executive Chairman
Cleveland Indians	Oatey Co.	The J. M. Smucker Company
Cleveland, Ohio	Cleveland, Ohio

Jay L. HendersonA	Sandra PianaltoA	Timothy P. Smucker
Retired Vice Chairman, Client Service	Retired President and	Chairman Emeritus
PricewaterhouseCoopers LLP	Chief Executive Officer	The J. M. Smucker Company
Chicago, Illinois	Federal Reserve Bank of Cleveland
Cleveland, Ohio

Nancy Lopez KnightG	Alex ShumateG
Founder	Managing Partner, North America
Nancy Lopez Golf Company	Squire Patton Boggs (US) LLP
Palm City, Florida	Columbus, Ohio

A Audit Committee Member; E Executive Compensation Committee Member; G Nominating and Corporate Governance
Committee Member

EXECUTIVE OFFICERS

Richard K. Smucker	Barry C. Dunaway	Steven Oakland
Executive Chairman	President, Pet Food and Pet Snacks	Vice Chair and President, U.S. Food and
Beverage

Mark T. Smucker	Jeannette L. Knudsen	Jill R. Penrose
President and Chief Executive Officer	Senior Vice President, General Counsel	Senior Vice President, Human Resources
	and Secretary	and Corporate Communications

Mark R. Belgya	David J. Lemmon
Vice Chair and Chief Financial Officer	President, Canada and International

78 THE J. M. SMUCKER COMPANY

OUR LOCATIONS
The J. M. Smucker Company

CORPORATE OFFICE
Orrville, Ohio
DOMESTIC MANUFACTURING LOCATIONS

Bloomsburg, Pennsylvania	Havre de Grace, Maryland	Oxnard, California
Buffalo, New York	Lawrence, Kansas	Ripon, Wisconsin
Chico, California	Lexington, Kentucky	Scottsville, Kentucky
Cincinnati, Ohio	Memphis, Tennessee	Seattle, Washington
Decatur, Alabama	New Bethlehem, Pennsylvania	Suffolk, Virginia
Grandview, Washington	New Orleans, Louisiana (3)	Toledo, Ohio
Harahan, Louisiana	Orrville, Ohio	Topeka, Kansas
INTERNATIONAL MANUFACTURING LOCATION
Sherbrooke, Quebec, Canada

2017 ANNUAL REPORT    79

SHAREHOLDER INFORMATION
The J. M. Smucker Company

CORPORATE OFFICE
The J. M. Smucker Company
One Strawberry Lane
Orrville, Ohio 44667
Telephone: (330) 682-3000

STOCK LISTING
Our common shares are listed on the New York Stock Exchange — ticker symbol SJM.

CORPORATE WEBSITE
To learn more about The J. M. Smucker Company,
visit jmsmucker.com.

ANNUAL MEETING
The annual meeting will be held at 11:00 a.m. Eastern Time, August 16, 2017, at the Ritz-Carlton, 1515 West Third Street, Cleveland, Ohio 44113.

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

FORWARD-LOOKING STATEMENTS
This Annual Report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference “Forward-Looking Statements” in the “Management's Discussion and Analysis” section.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Akron, Ohio

Designed by Corporate Reports Inc. | Atlanta, GA | www.cricommunications.com

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

SHAREHOLDER SERVICES
Our transfer agent and registrar, Computershare Investor Services, LLC, is responsible for assisting registered shareholders with a variety of matters, including:

•	Shareholder investment program (CIPSM)

–	Direct purchase of our common shares

–	Dividend reinvestment

–	Automatic monthly cash investments

•	Book-entry share ownership

•	Share transfer matters (including name changes, gifting, and inheritances)

•	Direct deposit of dividend payments

•	Nonreceipt of dividend checks

•	Lost share certificates

•	Changes of address

•	Online shareholder account access

•	Form 1099 income inquiries (including requests for duplicate copies)

Shareholders may contact Shareholder Services at the corporate offices regarding other shareholder inquiries.

TRANSFER AGENT AND REGISTRAR
Computershare
P.O. Box 505000
Louisville, KY 40233
Telephone: (800) 456-1169
Telephone outside U.S., Canada, and Puerto Rico:
(312) 360-5254
Website: computershare.com/investor

The J. M. Smucker Company, or its subsidiaries, is the owner of all trademarks, except for the following, which are used under license: PillsburyTM is a trademarks of the Pillsbury Company, LLC; Carnation® is a trademark of Société des Produits Nestlé S.A.; Dunkin’ Donuts® is a trademark of DD IP Holder, LLC; and K-Cup® is a trademark of Keurig Green Mountain, Inc.

80 THE J. M. SMUCKER COMPANY

THE J. M. SMUCKER COMPANY

One Strawberry Lane • Orrville, Ohio 44667 • 330.682.3000
jmsmucker.com